Form 20-F/A
period 2014-12-31
Galmed Pharmaceuticals Ltd.
filed 2015-06-01
CIK 1595353

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

—————————

Form 20-F/A

(Amendment No. 1)

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

State of Israel

(Jurisdiction of incorporation)

16 Ze'ev Tiomkin St., Tel Aviv, Israel 6578317

(Address of principal executive offices)

Allen Baharaff

President and Chief Executive Officer

16 Ze'ev Tiomkin St., Tel Aviv, Israel 6578317Tel: 972.3.693.8448

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

Explanatory Note

Galmed Pharmaceuticals Ltd. (the “Company”) is filing this Amendment No. 1 to the Company’s Annual Report on Form 20-F (this “Amendment”) solely to correct a clerical error in the electronic version of Brightman Almagor Zohar & Co.’s Report of Independent Registered Public Accounting Firm (the “Report”) relating to financial statements included in the original Form 20-F filed with the Securities and Exchange Commission on March 31, 2015 (the “Original Form 20-F”). The Report was inadvertently dated March 31, 2014 rather than March 31, 2015, which was the correct date of execution of the Report. The manually signed copy of the Report that was received by the Company from Brightman Almagor Zohar & Co. did not contain the aforementioned clerical error.

This Amendment speaks as of the filing date of the Original Form 20-F, does not reflect events that have occurred after the filing date of the Original Form 20-F, and does not amend, modify or update in any way disclosures made in the Original Form 20-F except as set forth in this explanatory note.

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

Brightman Almagor Zohar & Co.

Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

March 31, 2015

4

ITEM 19. Exhibits

Exhibit No.	Description

12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

________________

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALMED PHARMACEUTICALS LTD.

By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer

Date: June 1, 2015