Form 20-F
period 2015-12-31
Galmed Pharmaceuticals Ltd.
filed 2016-03-22
CIK 1595353

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-36345

—————————

GALMED PHARMACEUTICALS Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of the Registrant’s name into English)

State of Israel

(Jurisdiction of incorporation)

16 Ze’ev Tiomkin Street, Tel Aviv, Israel 6578317

(Address of principal executive offices)

Allen Baharaff

President and Chief Executive Officer

16 Ze’ev Tiomkin Street

Tel Aviv, Israel 6578317

Tel: +972.3.693.8448

Fax: +972.3.693.8447

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards	Other ☐
as issued by the International Accounting Standards Board ☐

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

Our reporting currency and financial currency is the U.S. dollar. In this annual report, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

•	the timing and cost of our ongoing Phase IIB ARREST Study and planned Phase III trials, for our product candidate, AramcholTM (hereinafter referred to as “Aramchol”) for the treatment of patients with overweight or obesity and who are pre diabetic or type II diabetic (hereinafter OD patients) with Non-Alcoholic Steato-Hepatitis, or NASH, or whether such trials will be conducted at all;

•	completion and receiving favorable results of these Phase IIB and Phase III trials for Aramchol;

•	regulatory action with respect to Aramchol by the U.S. Food and Drug Administration, or FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

•	the commercial launch and future sales of Aramchol or any other future products or product candidates;

•	our ability to comply with all applicable post-market regulatory requirements for Aramchol in the countries in which we seek to market the product;

•	our ability to achieve favorable pricing for Aramchol;

•	our expectations regarding the commercial market for NASH in OD patients;

•	third-party payor reimbursement for Aramchol;

•	our estimates regarding anticipated capital requirements and our needs for additional financing;

•	market adoption of Aramchol by physicians and patients;

•	the timing, cost or other aspects of the commercial launch of Aramchol;

•	the development and approval of the use of Aramchol for additional indications or in combination therapy; and

•	our expectations regarding licensing, acquisitions and strategic operations.

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

We derived the selected consolidated financial statements as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, as applicable, from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Research and development expenses	$1,326	$2,443	$7,207	$6,664	$7,629
General and administrative expenses	151	694	7,355	2,478	3,246
Capital Loss	—	—	10	—	—
Operating loss	1,477	3,137	14,572	9,142	10,875
Financial expenses	3	6	2,912	10	180
Financial Income	—	—	—	(50)	(433)
Taxes on income	2	6	1	1	—
Net loss	$1,482	$3,149	$17,485	$9,103	$10,622
Comprehensive loss	1,482	3,149	17,485	9,099	10,832
Net loss per ordinary share	(*)$0.30	(*)$0.63	(*)$3.45	(*)$0.88	$0.96
Number of ordinary shares used in computing loss per ordinary share	(*)4,995,837	(*)4,995,837	(*)5,096,466	(*)10,323,686	11,101,453

(*) Retroactively adjusted to reflect the 729:1 share split, which occurred upon the consummation of the Reorganization (as defined below).

	As of December 31,
Consolidated Balance Sheet data:	2012		2013		2014	2015
	(In thousands)

Cash and cash equivalents	$718		$137		$23,736	$4,156
Short-term deposits and marketable securities	—		—		8,250	18,845
Other receivables	14		16		165	379
Fixed assets	30		13		774	883
Total assets	762		166		32,925	24,263
Total liabilities	2,741		2,117		1,518	2,718
Total shareholders’ equity	(1,979)		(1,951)		31,407	21,545
Number of ordinary shares issued and outstanding	4,995,837	(*)	7,099,731	(*)	11,100,453	11,100,453

(*) Retroactively adjusted to reflect the 729:1 share split, which occurred upon the consummation of the Reorganization (as defined below).

Exchange Rate

Galmed reports its financial results and balance sheet position in U.S. dollars. On March 10, 2016, the latest practicable date for inclusion in this report, the exchange rate between New Israeli Sheckels and U.S. dollars as published by the Bank of Israel was 3.90 NIS.

The average exchange rates for each of the five most recent fiscal years, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

	2015	2014	2013	2012	2011
Average
1 US $ = NIS	3.88	3.58	3.61	3.71	3.67

The high and low exchange rates for each month during the previous six months are set forth below:

	September 2015	October 2015	November 2015	December 2015	January 2016	February 2016
High
1 US $ = NIS	3.95	3.92	3.92	3.91	3.98	3.96

Low
1 US $ = NIS	3.86	3.82	3.87	3.86	3.91	3.87

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Risks Related to Our Financial Position and Capital Requirements

We are a clinical-stage biopharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

We are a clinical-stage biopharmaceutical company with an operating history limited to clinical development of one product and no approved products. To date, we have focused nearly exclusively on developing our product candidate, Aramchol. We have funded our operations to date primarily through proceeds from the private placement of ordinary shares, convertible debt and our initial public offering on March 18, 2014. In addition, we have limited operating experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. We currently have no products approved for marketing in the United States or any other jurisdiction and have not generated any revenue from product sales to date. We have incurred operating losses in each year since the inception of our predecessor in 2000. Our loss attributable to holders of our ordinary shares for the years ended December 31, 2014 and 2015 was approximately $9.1 million and $10.6 million, respectively. As of December 31, 2015, we had an accumulated deficit of $47.4 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations.

Our ability to become profitable depends upon our ability to generate revenue in excess of our expenses. To date, we have not generated any revenue as our lead product candidate, Aramchol, is still in clinical development and has not been approved by the FDA, nor has any other product candidate. We do not know when, or if, we will generate any revenue. We do not expect to generate revenue unless and until we, or an ultimate third-party licensor or acquirer, obtain regulatory and marketing approval of, and commercialize, Aramchol, or any other product candidate. We will continue to incur research and development and general and administrative expenses related to our operations. We expect to continue to incur losses for the foreseeable future, which may be significant, and these losses will likely increase as we:

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

We may out-license Aramchol before it is approved by any applicable regulatory agency, commercialized and/or generates revenue, depending on a number of factors, including our ability to:

•	obtain favorable clinical results from and progress the clinical development of Aramchol;

•	develop and obtain regulatory approvals in the countries and for the uses we intend to pursue for Aramchol;

•	contract for the manufacture of commercial quantities of Aramchol by a cGMP compliant manufacturing facility at acceptable cost levels if marketing approval is received; and

•	establish external, and potentially in the future, internal, sales and marketing capabilities to effectively market and sell Aramchol in the United States and other countries.

Even if Aramchol is approved for commercial sale for the treatment of NASH in OD patients, or for any other indications, it may not gain market acceptance or achieve commercial success. In addition, we anticipate incurring significant costs associated with seeking regulatory approval and commercialization. We may not achieve profitability soon after generating product revenue, if ever. If we are unable to generate product revenue, we will not become profitable and would be unable to continue operations without additional funding.

We expect our research and development expenses to increase in connection with our planned clinical trials and potential initiation of clinical trials for other indications. In addition, if we obtain marketing approval for Aramchol and opt to commercialize it ourselves, we will likely initially incur significant expenses associated with outsourcing sales, marketing and manufacturing functions to third parties, as well as continued research and development expenses. Furthermore, we expect to incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

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

We have not yet commercialized any products and we may never be able to do so. We do not know when or if we will complete any of our product development efforts, obtain regulatory approval for any product candidates or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance for these products will depend on a number of factors, including:

•	the timing and scope of regulatory approvals in the countries we intend to pursue with respect to the commercialization of our product candidates, including the indications for which they are approved;

•	the competitive environment;

•	the ability for our products to be manufactured, whether by us or third parties, in compliance with applicable regulatory requirements, including cGMP;

•	our ability to effectively promote our products, whether directly or using third parties, consistent with the approved indications and labeling in the countries in which we intend to pursue approval;

•	the acceptance by the medical community of the safety and clinical efficacy of our products and their potential advantages over other therapeutic products;

•	the development of a non-invasive method for diagnosing NASH as an alternative to the current gold standard of liver biopsy, which we view as a rate-limiting factor to complete market uptake because of its expense and its risks and discomfort to patients;

•	the adequacy and success of distribution, sales and marketing efforts, including through strategic agreements with pharmaceutical and biotechnology companies; and

•	the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

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

We currently estimate that our cash position will support our current clinical trials and operations into 2017. We will likely need to raise substantial additional capital to fund our operations and to develop Aramchol for, and beyond its current development stage for the NASH indication, as well as additional indications, and ultimately commercialize it, if we choose to do so, for NASH or any other indication. In addition, we may choose to expand our current research and development focus, or other clinical operations, which may also require additional capital. As of December 31, 2015, we had a net working capital of $20.8 million, cash and cash equivalents of $4.2 million and marketable securities of $18.8 million. Our future capital requirements may be substantial and will depend on many factors including:

•	adhering to patient recruitment in the our ongoing ARREST Study, based on our current estimation;

•	our clinical trial results;

•	exploration of the possibility to develop Aramchol for the treatment of other conditions or indications beyond those being explored in the ARREST Study and the ARamchol for the Reversal of HIV-AssociatEd lipodystrophy and NAFLD (ARRIVE) Study, or possible label expansion of Aramchol once its approved, if at all, for the treatment of other conditions or indications;

•	the cost of filing and prosecuting patent applications and the cost of defending our patents;

•	the cost of prosecuting infringement actions against third parties;

•	the cost, timing and outcomes of seeking marketing approval of Aramchol;

•	the costs associated with commercializing Aramchol if we receive marketing approval, and choose to commercialize Aramchol ourselves, including the cost and timing of establishing external, and potentially in the future, internal, sales and marketing capabilities to market and sell Aramchol;

•	subject to receipt of marketing approval, revenue received from sales of approved products, if any, in the future;

•	the costs associated with any product liability or other lawsuits related to our future product candidates or products, if any;

•	the costs associated with post-market compliance with regulatory requirements, and of addressing any allegations of non-compliance by regulatory authorities in countries where we plan to market and sell Aramchol;

•	the demand for our products;

•	the costs associated with developing and/or in-licensing other research and development programs;

•	the expenses needed to attract and retain skilled personnel; and

•	the costs associated with being a public company.

Based on our current operating plan, we anticipate that our existing resources will be sufficient to enable us to maintain our currently planned operations, including our continued product development, into 2017. We believe these funds will enable us to complete any preparatory clinical and non-clinical work, as well as our ARREST Study, assuming that we adhere to patient recruitment based on our current estimation. We will require significant additional funds to initiate and complete additional clinical trials, including but not limited to a possible Phase III pivotal trial for the treatment of OD patients with NASH, and the FDA and EMA approval processes. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, such as losing our Small and Medium Enterprise status at the EMA, which entitles us to significant fee reductions. Because there are numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amount of increased capital outlays and operating expenditures associated with our anticipated clinical trials. We have no committed external sources of funds. Additional financing may not be available when we need it or may not be available on terms that are favorable to us and additional financing may cause significant dilution to our existing shareholders. If adequate funds are not available to us on a timely basis, or at all, we may be required to terminate or delay planned or ongoing clinical trials or other development activities for Aramchol.

Raising additional capital may be costly or difficult to obtain and will dilute current shareholders’ ownership interests.

Any debt or equity financing that we may need or desire may not be available on terms favorable to us, or at all. If we obtain funding through a strategic collaboration or licensing arrangement, we may be required to relinquish our rights to certain of our technologies, products or marketing territories. If we are unable to obtain required additional capital, we may have to curtail our growth plans or cut back on existing business, and we may not be able to continue operating if we do not generate sufficient revenues from operations needed to stay in business.

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

Our long-term capital requirements are expected to depend on many potential factors, including, among others:

•	the number of product candidates in development;

•	the size, duration and scope of existing and future clinical trials;

•	the regulatory path of our lead product candidate;

•	the results of our clinical trials, which can be unpredictable in product candidate development;

•	our ability to successfully commercialize our product candidates, including securing commercialization and out-licensing agreements with third parties and favorable pricing and market share;

•	the progress, success and cost of our clinical trials and research and development programs, including those associated with milestones and royalties;

•	the costs, timing and outcome of regulatory review and obtaining regulatory approval of our lead product candidate and addressing regulatory and other issues that may arise post-approval;

•	the breadth of the labeling, assuming that our product candidate is approved for commercialization by a relevant regulatory authority, which may not occur;

•	our need, or decision, to acquire or in-license complementary technologies or new platform technologies or product candidates;

•	the costs of enforcing our issued patents and defending intellectual property-related claims;

•	the costs of investigating patents that might block us from developing potential product candidates;

•	the costs of recruiting and retaining qualified personnel;

•	the costs associated with contracting with third parties to manufacture the product and to perform other necessary services;

•	our revenue, if any; and

•	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

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

The research, testing, clinical trials, manufacturing, labeling, approval, sale, marketing and distribution of drugs are subject to extensive regulation by the FDA and other regulatory agencies in other countries. These regulations differ from jurisdiction to jurisdiction. We have not received marketing approval for Aramchol in any jurisdiction. We are not permitted to market Aramchol, or any other product candidate, in the United States until we receive approval of a New Drug Application, or NDA, from the FDA, or in any foreign countries until we receive the requisite approval from the respective regulatory agencies in such countries. We are currently in the midst of conducting the Phase IIB ARREST Study and have not yet begun any pivotal study of Aramchol, We have not received regulatory authorization to conduct the clinical trials that are necessary to file an NDA with the FDA or comparable applications to other regulatory authorities in other countries. The results of clinical trials may be unsatisfactory, and even if we believe those clinical trials to be successful, the FDA, or other regulatory authorities, may not grant marketing authorization should we be in a position to request it.

The requirements and length of time for approval vary in different jurisdictions and could involve additional studies of Aramchol beyond those we currently anticipate. The time required to obtain approval in other countries might differ from that required to obtain FDA approval in the United States. The marketing approval process in other countries may include all of the risks detailed above regarding FDA approval as well as other risks. In particular, in many countries outside the United States, it is required that a product receive pricing and reimbursement approval before the product can be commercialized. This can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved therapy. This can result in significant expense to conduct complex clinical trials. Finally, we do not have any products approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be harmed.

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

Upon the completion of any clinical trial, the results might not support the desired indications for use. Further, success in earlier clinical trials does not ensure that later clinical trials will be successful, and the results of later clinical trials may not replicate the results of prior clinical trials or preclinical testing. The clinical trial process may fail to demonstrate that Aramchol is safe and effective for the indications we seek. Any such failure may cause us to abandon Aramchol and may delay development of other product candidates. Any delay in, or termination or suspension of, our clinical trials will delay the requisite filings with the FDA or other regulatory agencies and, ultimately, our ability to commercialize our product candidates and generate product revenues. If the clinical trials do not support our desired indications, the completion of development of such product candidate may be significantly delayed or abandoned, which will significantly impair our ability to generate revenues and will materially adversely affect our results of operations.

If we acquire or in-license additional technologies or product candidates, we may incur a number of costs, may have integration difficulties and may experience other risks that could harm our business and results of operations.

We may acquire or in-license additional product candidates and technologies. Any product candidate or technologies we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive preclinical or clinical testing, or both, and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate, or product developed based on in-licensed technology, will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure that any product candidate that we develop based on acquired or in-licensed technology that is granted regulatory approval will be manufactured or produced economically, successfully commercialized or widely accepted or competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed product candidates could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.

The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons.

We may not be able to complete or commence the clinical trials that would support our submission of an NDA to the FDA, a Marketing Authorization Application, or MAA, to the EMA or any similar submission to regulatory authorities in other countries. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. The fact that the FDA, EMA or other regulatory authorities permit a company to conduct human clinical trials is no guarantee that the trials will be successful. On the contrary, most candidate drugs that begin clinical trials do not prove to be successful and do not result in the filing of an NDA, MAA or similar filing. Drug candidates that successfully complete one phase of clinical trials may prove unsuccessful at a subsequent phase. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements and in part because the results of clinical trials are inherently uncertain and unpredictable. Regulatory authorities, such as the FDA, may decline to permit a clinical trial to proceed or may suspend a clinical trial that it has previously permitted to proceed. Additionally, the clinical trial process is time-consuming, and failure can occur at any stage of the trials. We may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

•	difficulties obtaining regulatory authorization to commence a clinical trial or complying with regulatory requirements for clinical trials or with the conditions imposed by a regulatory authority regarding the scope or duration of a clinical trial;

•	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

•	difficulties in obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site;

•	delays resulting from a decision of the FDA not to designate Aramchol as a Breakthrough Therapy, a designation that could, among other benefits, expedite the conduct of clinical trials;

•	challenges in recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including size and nature of patient population, proximity of patients to clinical sites, eligibility and exclusion criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications.

The ARREST Study may also be delayed or terminated as a result of, but not limited to, inadequate recruitment rate or speed thereof or safety signals. In addition, the ARREST Study or other clinical trials may be suspended or terminated by us, the FDA or other regulatory authorities, the principal investigator at a site, the IRBs at the sites where such boards are overseeing a trial or the data safety monitoring board, or DSMB, that is overseeing the clinical trial at issue, or other regulatory authorities due to a number of factors, including:

•	irregularities in conducting a clinical trial, including by way of example, failure to conduct the clinical trial in accordance with regulatory requirements, in particular good clinical practice requirements, or GCP, or the FDA-authorized clinical protocols;

•	negative findings upon inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

•	unforeseen safety issues or lack of effectiveness; and

•	lack of adequate funding to continue the clinical trials.

To date, we have already experienced material delays in the ARREST Study largely related to slower than expected recruitment and the length of time required to obtain regulatory authorizations to proceed with clinical trials, as well as the termination of a Phase IIA trial of Aramchol for the treatment and dissolution of cholesterol gallstones. We may experience further delays, and there can be no assurance that we will not experience such risks in the future as we progress with our planned clinical trials.

Furthermore, positive results in previous clinical studies of Aramchol may not be predictive of similar results in future clinical trials. Also, interim results, if at all, during a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed preclinical studies and clinical trials for Aramchol may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical and clinical studies have nonetheless failed to obtain FDA or EMA, or other regulatory agency, approval for their products.

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

Liver biopsy is the standard approach for the diagnosis of inflammation and fibrosis associated with NASH. However, the procedure-related morbidity, sample errors, costs, patient discomfort and thus lack of patient interest in undergoing the procedure limit its use. As such, only patients with a high risk of NASH, which includes patients with metabolic syndrome and an indication of Non-Alcoholic Fatty Liver Disease, or NAFLD, are generally sent for liver biopsy. Because NASH tends to be asymptomatic until the disease progresses, many individuals with NASH go undiagnosed until the disease has reached its late stages. The lack of a reliable non-invasive method for the diagnosis of NASH is likely to present a major challenge to Aramchol’s market penetration, as many practitioners and patients may not be aware that a patient suffers from NASH and requires treatment. As such, use of Aramchol might not be as wide-spread as our actual target market and this may limit the commercial potential of Aramchol.

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

While we, and other companies in the industry, are currently working on advancing non-invasive diagnostic approaches, none of these has been clinically validated, and the timetable for commercial validation, if at all, is uncertain. Moreover, such diagnostics may also be subject to regulation by FDA or other regulatory authorities as medical devices and may require premarket clearance or approval.

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

Even if we complete our planned clinical trials and believe that the clinical data confirms that the drug is both safe and effective for its intended use, obtaining approval of an NDA, or similar regulatory application, is an extensive, lengthy, expensive and uncertain process, and the FDA and other regulatory agencies may delay, limit or deny approval of Aramchol for many reasons, including, without limitation, the fact that:

•	we may not be able to demonstrate to the satisfaction of the applicable regulatory agencies that Aramchol is safe and effective for treatment of NASH in OD patients or for any other indication;

•	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the applicable regulatory agencies for approval;

•	the applicable regulatory agencies may disagree with the number, design, size, conduct or implementation of our clinical trials;

•	the applicable regulatory agencies may not find the data from preclinical studies and clinical trials sufficient to demonstrate that Aramchol’s clinical and other benefits outweigh its safety risks;

•	the applicable regulatory agencies may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the applicable regulatory agencies may not accept data generated at our clinical trial sites;

•	the data collected from preclinical studies and clinical trials of Aramchol may not be sufficient to support the submission of an NDA or similar regulatory application;

•	the applicable regulatory agencies may not schedule an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the applicable regulatory agencies require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

•	the applicable regulatory agencies may require development of a risk evaluation and mitigation strategy, or REMS, as a condition of approval;

•	the applicable regulatory agencies may require simultaneous approval for both adults and children, which would delay required approvals, or we may have successful clinical trial results for adults, but not children, or vice versa;

•	the applicable regulatory agencies may change their approval policies or adopt new regulations that may impede consideration or approval of our NDA, or similar regulatory application;

•	the applicable regulatory agencies may identify deficiencies in the manufacturing processes or facilities of third-party manufacturers, or suppliers of active pharmaceutical ingredients, or APIs, with which we enter into agreements for clinical and commercial supplies; and

•	the applicable regulatory agencies may require post-marketing approval studies, such as Phase IV clinical trials, in connection with Aramchol.

Before we can submit an NDA to the FDA or a similar approval application to other regulatory authorities, as applicable, we must complete the ongoing ARREST Study and conduct one or more Phase III clinical trials that will be substantially broader than our Phase IIB trial. We will also need to agree on a protocol with the FDA for any Phase III clinical trial before commencing that trial in the United States. Clinical trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the Phase IIB or Phase III clinical trials that we conduct may or may not be successful. The applicable regulatory agencies may suspend all clinical trials or require that we conduct additional clinical, nonclinical, manufacturing, validation or drug product quality studies and submit data from these additional studies before considering or reconsidering the NDA or similar regulatory application. Depending on the extent of these, or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the applicable regulatory agencies to provide regulatory approval. If any of these outcomes occur, we would not receive approval for Aramchol and may be forced to cease operations.

Even if we obtain regulatory approval for Aramchol, the approval might contain significant limitations related to the indications for use for which the drug is approved, use restrictions including, without limitation, for certain labeled populations, age groups, warnings, precautions or contraindications, or may be subject to significant post-marketing studies or risk mitigation requirements. If we are unable to successfully commercialize Aramchol, we may be forced to cease operations.

Aramchol may produce undesirable side effects that we may not detect in our clinical trials, which could prevent us from achieving or maintaining market acceptance of this product candidate and could substantially increase commercialization costs or even force us to cease operations.

Even if Aramchol receives marketing approval, we or others may later identify undesirable side effects caused by the product. In that event, regulatory authorities may:

•	suspend or withdraw their approval of the product;

•	require the addition of labeling statements, such as warnings, so-called “black box warnings,” contraindications or restrictions on the product’s intended use;

•	require us to issue specific communications to healthcare professionals, such as “Dear Doctor” letters;

•	issue negative publicity regarding the affected product, including safety communications;

•	impose a risk evaluation and mitigation strategy (REMS), in the case of FDA, or similar risk management strategies in the case of foreign regulators;

In addition to these potentially significant negative consequences, we could be required to change the way the product is administered, conduct additional preclinical studies or clinical trials or restrict or cease the distribution or use of the product, and/or be sued and held liable for harm caused to patients. The foregoing or other events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could substantially increase commercialization costs or even force us to cease operations.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, patient willingness to undergo a liver biopsy in our NASH trials, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and disadvantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. Potential patients for Aramchol may not be adequately diagnosed or identified with the diseases which we are targeting or may not meet the entry criteria for our studies.

We will be required to identify and enroll a sufficient number of patients in the U.S. with NASH for each of our ongoing and planned clinical trials of Aramchol in this indication. We also may encounter difficulties in identifying and enrolling U.S. NASH patients who meet the eligibility criteria for our planned clinical trials. We may not be able to initiate or continue clinical trials if we are unable to locate a sufficient number of eligible patients to participate in the clinical trials required by the FDA or other foreign regulatory agencies. In addition, the process of finding and diagnosing patients may prove costly. Our inability to enroll a sufficient number of patients for any of our clinical trials would result in significant delays or may require us to abandon one or more clinical trials.

Changes in regulatory requirements and guidance or unanticipated events during our clinical trials may occur, which may result in necessary changes to clinical trial protocols, which could result in increased costs to us, delay our development timeline or reduce the likelihood of successful completion of our clinical trials.

Changes in regulatory requirements or guidance or unanticipated events during our clinical trials may result in the need for us to amend clinical trial protocols. Amendments may require review and approval by regulators and/or IRBs, and re-consent subjects, which may adversely affect the cost, timing or successful completion of a clinical trial. If we experience delays in the completion of, or if we terminate, any of our clinical trials, the commercial prospects for Aramchol would be harmed and our ability to generate product revenue would be delayed, possibly materially.

We cannot be certain that the results of our potential Phase III clinical trials, even if all endpoints are met, will support definitive regulatory approval of Aramchol for the treatment of NASH in OD patients.

Further, specific to us, a number of issues still remain unclear with regard to the potential Phase III protocol, including, among other issues, the (i) duration of study, (ii) number of subjects required, (iii) dosages, and (iv) approvable endpoints. These factors, among others, would play a material role in determining the cost of such study(ies) and ultimate probability of success.

Even if Aramchol, or any other product candidate that we may develop, receives marketing approval, we will continue to face extensive regulatory requirements and any such product may still face future regulatory risks or new requirements.

Even if we receive regulatory approval to market a particular product candidate, any such product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could negatively affect us by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of the approved product, withdrawal of FDA approval of the previously approved product, or voluntary withdrawal from the marketplace of the approved product. Absence of long-term safety data may also limit the approved uses of our products, if any. If we fail to comply with the regulatory requirements of the FDA, and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including the following:

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

The commercial success of Aramchol and any other future product candidate for which we obtain marketing approval from the FDA, or other regulatory authorities, will depend on the breadth of its approved labeling and upon the acceptance of the product by the medical community, including physicians, patients and healthcare payors. The degree of market acceptance of any approved product will depend on a number of factors, including, without limitation:

•	demonstration of clinical safety and efficacy compared to other products;

•	ability of physicians to accurately diagnose NASH in its early stages;

•	the relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	limitations, warnings or contraindications contained in the product’s approved labeling;

•	distribution and use restrictions imposed by the FDA, or other regulatory agencies, or agreed to by us as part of a mandatory or voluntary REMS;

•	availability of alternative treatments, including, in the case of Aramchol, a number of competitive products already approved or expected to be commercially launched in the near future;

•	pricing and cost effectiveness;

•	the effectiveness of our, or any future collaborators’, sales and marketing strategies;

•	our ability to obtain sufficient third-party coverage or reimbursement; and

•	the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage.

If Aramchol is approved, but does not achieve an adequate level of acceptance by physicians, healthcare payors and patients, we may not generate sufficient revenue from the product, and we may not become profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of the product may require significant resources and may never be successful.

Maintaining our reputation and brand image is essential to our business success.

Our success in maintaining, extending and expanding our brand image depends on our ability to adapt to a rapidly changing media environment, including our increasing reliance on social media, such as the Company’s website, Twitter, Facebook and LinkedIn, and online dissemination of advertising campaigns. We are subject to a variety of legal and regulatory restrictions on how and to whom we market our product candidate, Aramchol. These restrictions may limit our ability to maintain, extend and expand our brand image as the media and communications environment continues to evolve. Negative posts or comments about us on social networking web sites could seriously damage our reputation and brand image. If we do not maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be materially and adversely affected.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are inconsistent with the FDA-approved indications and other conditions or restrictions contained in the approved labeling, including the prescribing information, for the product. In particular, any labeling approved by FDA or other foreign regulatory agencies for Aramchol necessarily limits its use for certain conditions in certain patient populations. Also, regulatory agencies may impose further requirements or restrictions on the distribution or use of Aramchol as part of a mandatory plan, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. If we receive marketing approval for Aramchol, physicians may nevertheless prescribe Aramchol to their patients in a manner that is inconsistent with the approved labeling, which is commonly known as “off label” use. If we are found to have promoted our products for such “off label” uses, we may become subject to significant liability under a variety of statutory theories typically alleged by U.S. regulatory authorities. In particular, the U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion, has enjoined several companies from engaging in off-label promotion, and has requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

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

It will be difficult for us to profitably sell Aramchol if reimbursement for the product is limited by government authorities and third-party payor policies.

In addition to any healthcare reform measures that may affect reimbursement, the market acceptance and sales of Aramchol will depend on the reimbursement policies of government authorities and third-party payors. It will be difficult for us to profitably sell Aramchol if reimbursement for the product is limited by government authorities or third-party payors. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that coverage or reimbursement will be available for Aramchol and, if coverage and reimbursement are available, of the extent of coverage and the level of reimbursement. Reimbursement may affect the demand for, or the price of, any product for which we obtain marketing approval. In addition, third-party payors are likely to impose strict requirements for reimbursement in order to limit off-label use of a higher priced drug. Reimbursement by a third-party payor may depend upon a number of factors including the third-party payor’s determination that use of a product is:

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

Before an NDA is approved, and before we begin the commercial manufacture of Aramchol, contract manufacturers must register with FDA or foreign regulators undergo regulatory inspection of their manufacturing facilities, processes and quality systems. In addition, pharmaceutical manufacturing facilities are subject to periodic inspection by the FDA and foreign regulatory authorities after product approval. Due to the complexity of the processes used to manufacture pharmaceutical products and product candidates, any potential third-party manufacturer may be unable to meet local, federal, or international regulatory requirements either at the outset or on an ongoing basis, in a cost effective manner, if at all.

We do not intend to engage in the manufacture of our products other than for preclinical and clinical studies, but we or our materials suppliers may face manufacturing or quality control problems causing product production and shipment delays or a situation where we or the supplier may not be able to maintain compliance with the FDA’s or foreign regulators’ requirements necessary to continue manufacturing our product candidate. Drug manufacturers are subject to ongoing periodic unannounced inspections by the FDA and corresponding foreign regulators to ensure continuing compliance with applicable requirements. Any failure to comply with FDA or foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop and market our product candidate and any future product candidates.

If a third-party manufacturer with whom we contract is unable to comply with manufacturing requirements, we may be subject to fines, unanticipated compliance expenses, recall or seizure of our products, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions could adversely affect our financial results and financial condition.

Our market is subject to intense competition. If we are unable to compete effectively, Aramchol or any other product candidate that we develop may be rendered noncompetitive or obsolete.

There are a number of products in development for NASH in OD patients, many of which are being developed by pharmaceutical companies that are far larger than us, with significantly greater resources and more experience than us. Further, our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large, fully-integrated pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals, some of which may compete with Aramchol or other product candidates. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These companies may have products in development that are superior to Aramchol. Key competitive factors affecting the commercial success of Aramchol and any other product candidates that we develop are likely to be efficacy, time of onset, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

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

Our competitors currently include companies with marketed products and/or an advanced research and development pipeline. The majority of competitors in the liver disease therapeutic field include Intercept Pharmaceuticals, Inc., Genfit S.A., Gilead Sciences, Inc. and Tobira Therapeutics, Inc., among others. See also “Item 4. Information on the Company—Competition.” Moreover, several companies have reported the commencement of research projects and proof-of-concept trials related to NASH, including those mentioned in the preceding sentence. However, we are not aware if such projects are ongoing or have been completed and, to the best of our knowledge, there is no approved drug currently on the market which is similar to Aramchol, nor are we aware of any product candidate targeting NASH using a compound similar to Aramchol with respect to chemical profile and mechanism of action.

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

In addition, potential adverse events caused by our product candidates, or products, could lead to product liability claims. Product liability claims might be brought against us by consumers, healthcare providers or others coming into contact with our products. If we cannot successfully defend ourselves against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in, among other things:

•	decreased demand for Aramchol or any other product candidate for which we obtain marketing approval;

•	impairment of our business reputation and exposure to adverse publicity;

•	increased warnings on product labels or other regulatory actions;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	loss of revenue; and

•	the inability to successfully commercialize Aramchol or any other product candidate for which we obtain marketing approval.

To date, no serious adverse events related to the study drug have been reported in any of our clinical studies, in which subjects have been administered doses up to 900 mg, at doses up to 600 mg administered once-daily for up to ten days and at doses up to 300 mg administered once-daily for up to three months. Several non-serious adverse events were reported in four completed and fully analyzed clinical trials. Those four studies enrolled a combined total of 168 patients.

In our Phase IA clinical trial we enrolled 17 healthy volunteers. A total of 34 adverse events were reported in nine subjects. All adverse events were mild or moderate and transient and resolved without sequelae. There were no serious adverse events, deaths or other significant adverse events observed in this study.

In our Phase IB placebo-controlled clinical trial with 25 healthy and mildly overweight male volunteers a total of 64 adverse events were reported by 80% of the subjects. A higher proportion of patients reported drug-related adverse events in the placebo group (88.9%) compared to the 30 mg active group (55.6%) and the 300 mg active group (71.4%). All adverse events were mild or moderate and resolved without sequelae. There were no serious adverse events, deaths or other significant adverse events.

We completed a pharmacokinetic, or PK, and food effect study in 66 healthy male volunteers consisting of three parts. Overall, over the three parts of the study, the vast majority of adverse events were mild and determined to be unrelated to Aramchol and all of the adverse events were transient and gave no indication of target organ toxicity. No serious adverse events or deaths occurred during the study. No clinically significant abnormalities related to any Aramchol dose were noted in electrocardiograms, or ECGs, laboratory results, vital signs or physical examinations.

In our Phase IIA placebo-controlled trial with 60 subjects with steatosis due to NAFLD or NASH, most adverse events were mild and transient, except for three (mild asthenia, mild nausea and moderate back pain), which were initially considered to be related to the study drug; however, after un-blinding the study results it was found that the three adverse events occurred in the placebo group. There was one serious adverse event reported, acute appendicitis, that was unrelated to study drug, which occurred in a patient taking the placebo. The patient fully recovered from the serious adverse event without sequelae and completed the study treatment. There were no deaths or other significant adverse events reported in this study.

If we are unable to obtain adequate insurance with respect to our clinical trials against and from any losses or claims from third parties, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage. We may not be able to obtain insurance policies on terms affordable to us that would adequately cover loss or claims by third parties. To the extent our business suffers any losses or claims by third parties, which are not covered, or adequately covered, by insurance, our financial condition may be materially adversely affected.

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

Our future growth and success depends on our ability to recruit, retain, manage and motivate our senior executive officers. The loss of the services of our corporate officers, including President and Chief Executive Officer, Chief Medical Officer, Chief Financial Officer, Vice President of Clinical Operations, and Vice President of Drug Development, or the inability to hire or retain experienced management personnel, could adversely affect our ability to execute our business plan and harm our operating results.

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

We may experience rapid and substantial growth in order to achieve our operating plans, which will place a strain on our human and capital resources. Successful implementation of our business plan will require management of growth, which will result in an increase in the level of responsibility for management personnel. We currently have a minimum number of employees and in order to continue the clinical development of our products, we will need to substantially increase our operations, including expanding our employee base of managerial, operational and financial personnel. We currently intend to establish additional infrastructure in the United States and Europe, and therefore we may require additional funds. Any future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. To that end, we must be able to, among other things:

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

Moreover, in past years, the U.S. and global economies have taken a downturn as the result of the deterioration in the credit markets and related financial crisis as well as a variety of other factors including, among other things, extreme volatility in security prices, diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others, global supply and demand of various commodities, such as gas and oil and pricing of thereof, as well as geopolitical risks, including that related to China. The U.S. and certain foreign governments have recently taken actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If the actions taken by these governments are not successful, the continued economic decline may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all. In addition, we rely and intend to rely on third-parties, including our clinical research organizations, third-party manufacturers and second source suppliers, and certain other important vendors and consultants. As a result of the current volatile and unpredictable global economic situation, there may be a disruption or delay in the performance of our third-party contractors and suppliers. If such third-parties are unable to satisfy their contractual commitments to us, our business could be severely adversely affected.

The Israeli Ministry of Health will not permit us to conduct multiple biopsies as contemplated in our ARREST Study of Aramchol in Israel.

On March 9, 2015, we announced that we had begun the enrollment stage of our Phase IIB ARREST Study of Aramchol in 240 biopsy-diagnosed OD patients with NASH. The primary endpoint of the study is a significant reduction of liver fat, as measured by magnetic resonance spectroscopy, or MRS, which is a noninvasive and sensitive method for quantification of the amount of fat in the liver. The main secondary endpoint of the ARREST Study is resolution of NASH on biopsies, which can be assessed only at the completion of the study and by repeated liver biopsies. We are conducting a portion of our ARREST Study in Israel. While, the Israeli Ministry of Health has granted us approval to conduct our ARREST Study including patients that underwent a liver biopsy independently and previously to the study (as warranted by their medical condition), it has taken exception to the necessity of conducting a second biopsy at the end of the trial period, as specified by the trial protocol. As this position is inconsistent with the already established guidance by the FDA and the EMA, it was unexpected. We are not expecting that the Israeli Ministry of Health will reverse its preliminary position, and as such, we reconfigured our recruitment targets in Israel to include patients who have undergone liver biopsies no more than six months prior to enrolling in the ARREST Study. After conducting a close dialogue with the Israeli Ministry of Health, we did not succeed in changing their position concerning the second biopsy, and patients who will not undergo a second biopsy as part of the ARREST Study will be considered treatment failure. However we can perform a statistical analysis for the sub group that underwent the second biopsy and based on the results of such group (even trends of improvement) continue to a pivotal phase III study.

Contemporaneously, we also announced on March 9, 2015 that we had expanded our clinical activities to include patient recruitment for the ARREST Study in the United States. Professor Vlad Ratziu, from the University Pierre et Marie Curie in Paris, an internationally acclaimed key opinion leader, is the ARREST Study’s global principal investigator, and Professor Rohit Loomba, from the University of California San Diego School of Medicine, is the ARREST Study’s U.S.-based principal investigator. We expanded our patient recruitment into the United States because we believe that expanding our clinical activities into the United States will improve the ARREST Study’s breadth and relevance, including potentially allowing us to immediately commence Phase III clinical trials in NASH in OD patients in the United States without any additional clinical requirements.

Additional clinical trials may divert a significant amount of Company resources and may ultimately be unsuccessful.

During 2016, we intend to expand our clinical operations for Aramchol to multiple other indications in order to expand our pipeline, commercial potential and ultimately de-risk the Company for the success of any one given trial. However, such activities will require significant time, funds and Company resources. There can be no assurance that these studies will be successful.

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

A failure by our contract manufacturer to achieve and maintain high manufacturing standards, in accordance with applicable good manufacturing practices (GMPs) and other applicable regulatory requirements could result in patient injury or death, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business. Contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel.

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

Although we may ultimately develop a marketing and sales force with technical expertise and supporting distribution capabilities in the longer term, we do not currently intend to do so and, as such, we will be unable to market our product candidate directly in the near future. To promote any of our potential products through third parties, we will have to locate acceptable third parties for these functions and enter into agreements with them on acceptable terms, and we may not be able to do so. Any third-party arrangements we are able to enter into may result in lower revenues than we could achieve by directly marketing and selling our potential products. In addition, to the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, as well as the terms of our agreements with such third parties, which cannot be predicted in most cases at this time. As a result, we might not be able to market and sell our products in the United States or overseas, which would have a material adverse effect on us.

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

To compete effectively, we must develop and maintain a proprietary position with regard to our own technologies, intellectual property, licensing agreements, product candidates and business. Legal standards relating to the validity and scope of claims in the biotechnology and biopharmaceutical fields are still evolving. We cannot predict the scope and extent of patent protection for Aramchol because the patent positions of pharmaceutical products are complex and uncertain. Therefore, the degree of future protection for our proprietary rights in our core technologies and any product candidates or products that might be developed using these technologies is also uncertain. The risks and uncertainties that we face with respect to our patents and other proprietary rights include, but are not limited to, the following:

•	while the patents we own have been issued, pending patent applications we have filed may not result in issued patents or may take longer than we expect to result in issued patents;

•	we may be subject to interference or reexamination proceedings in the U.S.;

•	we may be subject to opposition proceedings in certain foreign countries;

•	any patents that are issued may not provide meaningful protection for any significant period of time, if at all;

•	any issued patents may not be broad or strong enough to prevent competition from other products including identical or similar products;

•	we may not be able to develop additional proprietary technologies that are patentable;

•	there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim;

•	there may be other patents or pending patent applications existing in the patent landscape that will affect our freedom to operate for Aramchol;

•	other companies may challenge and invalidate patents licensed or issued to us or our customers;

•	a court could determine that a competitor’s technology or product does not infringe our patents;

•	other companies may independently develop similar or alternative technologies, or duplicate our technologies;

•	other companies may design around technologies we have licensed or developed;

•	if we are not awarded patents or if issued patents expire or are declared invalid or not infringed, there may be no protections against competitors making generic equivalents;

•	enforcement of patents is complex, uncertain and expensive, and our patents may be found invalid or enforceable;

•	our patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

•	if we encounter delays in our development or clinical trials, the period of time during which we could market our products under patent protection would be reduced.

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

In addition, Chapter 8 to the Israeli Patents Law, 5727-1967, or the Patents Law, deals with inventions made in the course of an employee’s service and during his or her term of employment, whether or not the invention is patentable, or service inventions. Section 134 of the Patents Law provides that if there is no agreement that explicitly determines whether the employee is entitled to compensation for the service inventions and the extent and terms of such compensation, such determination will be made by the Compensation and Rewards Committee, a statutory committee of the Israeli Patents Office. Although our employees have agreed to assign to us service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. Decisions by the Compensation and Rewards Committee and Israeli courts have created some uncertainty in this area, as some decision have held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

Since our initial public offering, the trading price of our ordinary shares has been volatile and is likely to continue to be volatile. In addition, the trading volume is and has been volatile and oftentimes relatively illiquid. The following factors, some of which are beyond our control, in addition to other risk factors described in this section, may have a significant impact on the market price and trading volume of our ordinary shares:

•	delays in existing clinical trials due to an inability to enroll patients at the expected pace, among other factors;

•	inability to obtain the approvals necessary to commence further clinical trials;

•	unsatisfactory or inconclusive results of clinical trials;

•	termination of clinical trials;

•	adverse events in our ongoing clinical trials;

•	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•	announcements of therapeutic innovations or new products by us or our competitors;

•	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	changes or developments in laws or regulations applicable to Aramchol;

•	any adverse changes to our relationship with manufacturers or suppliers;

•	any product liability actions or intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	achievement of expected product sales and profitability or our failure to meet expectations;

•	our commencement of, or involvement in, litigation;

•	any major changes in our board of directors, or our Board, management or other key personnel;

•	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

•	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

•	expiration or terminations of licenses, research contracts or other collaboration agreements;

•	public concern as to the safety of drugs we, our licensees or others develop;

•	success of research and development projects;

•	variations in our and our competitors’ results of operations;

•	changes in earnings estimates, cashflow guidance, or recommendations by securities analysts;

•	developments by our licensees, if any; and

•	future issuances of ordinary shares or other securities.

These factors and any corresponding price fluctuations may materially and adversely affect the market price and trading volume of our ordinary shares and result in substantial losses by our investors.

In addition, the stock market in general, and the Nasdaq Capital Market and the market for biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of our Company and that of small companies. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly. Price volatility of our ordinary shares might be worse if the trading volume of our ordinary shares is low. Following periods of market volatility, shareholders may institute securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful. Future sales of our ordinary shares could also reduce the market price of such stock. Any adverse determination in litigation could also subject us to significant liabilities.

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

Our principal shareholders, President and Chief Executive Officer and directors currently own approximately 42% and 40% of our outstanding ordinary shares on a diluted basis and non-diluted basis, respectively. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

Our President and Chief Executive Officer, directors and shareholders that own more than 5% of our outstanding ordinary shares own approximately 412 and 40% of our ordinary shares on a fully diluted basis and non-diluted basis, respectively. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning stock in companies with controlling shareholders.

Sales of a substantial number of our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares. Prior to the consummation of our initial public offering and in accordance with the terms of the Tax Pre-Ruling, the holders of substantially all of our then-outstanding approximately seven million ordinary shares and options agreed not to sell or dispose of our ordinary shares for a period of two years following the consummation of the Reorganization, subject to certain exceptions. To date, the lock-up period has expired and all of our outstanding shares are eligible for unrestricted sale. In addition, shares issued or issuable upon exercise of options and warrants vested as of the expiration of the lock-up period are eligible for sale as of February 4, 2016. Sales of shares by these shareholders would likely result in the supply of our ordinary shares far exceeding the demand for our ordinary shares and could have a material adverse effect on the trading price of our ordinary shares.

Raising additional capital would cause dilution to our existing shareholders, and may restrict our operations or require us to relinquish rights.

We may seek additional capital through a combination of private and public equity offerings, at-the-market issuances, equity-linked and structured transactions, debt (straight, convertible, or otherwise) financings, collaborations and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

In anticipation of the same, we registered $150 million of our ordinary shares on July 2, 2015, pursuant to a registration statement on Form F-3, which was declared effective by the SEC. Depending upon market liquidity at the time, a sale of shares registered pursuant to such registration statement at any given time could cause the trading price of our common stock to decline.

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

If the securities analysts that current cover our stock, or will do so in the future, or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could be negatively impacted.

The trading market for our ordinary shares is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who do cover, or may cover us in the future, adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who cover us to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could negatively impact our share price or trading volume.

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

Our executive offices are located in Tel-Aviv, Israel. In addition, the majority of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the winter of 2008-2009, the autumn of 2012 and the summer of 2014, Israel was engaged in armed conflicts with Hamas, an Islamist terrorist organization operating in the Gaza Strip and parts of the West Bank. The last conflict, as well as the previous round of escalation, involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees, service providers and some of our consultants are located. During the summer of 2006, Israel was also engaged in armed conflicts with Hezbollah, a Lebanese Islamist terrorist organization, which also involved missile strikes against civilian targets in the northern part of Israel. The continuation of such strikes may negatively affect business conditions in Israel.

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

Our functional currency is the U.S. dollar. We incur expenses in U.S. dollars, Euros and New Israeli Shekels, or NIS. As a result, we are exposed to the risks that the Euro and the NIS may appreciate relative to the U.S. dollar, or, if either the Euro and the NIS devalue relative to the U.S. dollar, that the inflation rate in the EU and in Israel may exceed such rate of devaluation of the Euro and the NIS, or that the timing of such devaluation may lag behind inflation in the EU and in Israel. In any such event, the U.S. dollar cost of our operations in the EU and in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2015 was $1.00 = Euro 0.82 and $1.00 = NIS 3.88. We cannot predict any future trends in the rate of inflation in the EU and in Israel or the rate of devaluation, if any, of either the Euro or the NIS against the U.S. dollar. As of the date hereof, neither the inflation rate in the EU nor in Israel has exceeded the rate of devaluation of the Euro or the NIS, respectively, during the calendar years 2013, 2014 or 2015.

Provisions of Israeli law and our articles of association, or Articles, may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

The Companies Law regulates, among others, mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. See “Item 10. Additional Information—B. —“Mergers and Acquisitions under Israeli Law” for additional information

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. See “Item 10. Additional Information—E. Taxation—Certain Israeli Tax Considerations” for additional information.

Our Articles also contain provisions that could delay or prevent changes in control or changes in our management without the consent of our Board. These provisions include the following:

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

We were and continue to be organized in Israel. Substantially all of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, our shareholders may not be able to collect any damages awarded by either a United States or foreign court.

Your rights, liabilities and responsibilities as a shareholder will be governed by Israeli law and differ in some material respects from those under U.S. law.

Because we are an Israeli company, the rights and responsibilities of our shareholders are governed by our Articles and Israeli law. These rights, liabilities and responsibilities differ in some material respects from the rights, liabilities and responsibilities of shareholders in a U.S. corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, when voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or a shareholder who has the power to appoint or prevent the appointment of a director or executive officer in the company, has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revisions in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations. See Item 10.—B Memorandum and Articles of Association—Shareholder Duties” for additional information

Any of the risk factors referred to above could significantly and negatively affect our business, results of operations or financial condition, which may reduce our ability to pay dividends and lower the trading price of our ordinary shares. The risks referred to above are not the only ones that may exist. Additional risks not currently known by us or that we deem immaterial may also impair our business operations.

ITEM 4. Information on the Company.

Historical Background and Corporate Structure

Our Company, Galmed Pharmaceuticals Ltd., was incorporated in Israel on July 31, 2013 as a privately held company. However, our business has been operating since 2000 under a different group of companies established in the same year, or the Group. Originally, we operated under the parent company, GHI. GHI held all of the equity rights in and to GTTI. GTTI held all of the equity rights in and to GIL (other than 0.1% of the share capital held by GHI). GIL held all of the equity rights in and to GMR. Our intellectual property was held by GIL. The research and development was conducted by GMR as a service to GIL on a cost plus basis. GIL was responsible for all product development.

On February 2, 2014, we underwent the Reorganization, pursuant to which all of our intangible assets (including our intellectual property) are being transferred from GIL to GRD. The Reorganization was effectuated by share transfers and asset transfers, resulting in the Company as the parent company and 100% equity-owner of the following companies: (1) GRD, which holds all the Group’s intellectual property, including the Company’s patent portfolio; (2) GIL, which may provide research and development services to GRD on a cost plus basis; and (3) GTTI, which is an inactive company that we expect to liquidate during 2016. GIL holds GMR, which became an inactive company in 2015. The Reorganization was conducted in order to simplify our capital structure, reduce our operating cost and to improve our ability to raise funds. Immediately prior to the Reorganization, all our shareholders collectively held 9,739 ordinary shares of GHI. In connection with the Reorganization, and in accordance with the Tax Pre-Ruling, we issued to all such shareholders ordinary shares of the Company, such that upon the Reorganization all our shareholders collectively held 7,099,731 ordinary shares of the Company, in the same proportion among all shareholders, which reflected a ratio of 729 ordinary shares of the Company for each ordinary share of GHI.

The following is a diagram of our corporate structure (assuming GTTI liquidation):

On March 18, 2014, we completed our initial public offering of 3,263,010 ordinary shares at a public offering price of $13.50 per share, which included 425,610 ordinary shares issued upon the exercise in full of the underwriters’ option to purchase additional ordinary shares to cover over-allotments, for aggregate gross proceeds of approximately $44.1 million. Net of underwriting discounts, commissions and other estimated offering expenses, the offering raised approximately $39.7 million.

Our principal executive offices and registered office in Israel are located at 16 Tiomkin Street, Tel Aviv, Israel, 6578317 (during 2015, we relocated from our previous address of 8 Shaul Hamelech Blvd., Amot Mishpat Bldg., Tel Aviv, Israel, 6473307) and our telephone number is +972-3-693-8448. Our website address is http://www.galmedpharma.com. The information contained on, or that can be accessed through, our website is neither a part of nor incorporated into this report. We have included our website address in this annual report solely as an inactive textual reference. Puglisi & Associates serves as our authorized representative in the United States for matters concerning our IPO and our registration statement filing on Form S-8 only. Its address is 850 Library Avenue, Newark, Delaware 19711.

Other than as described in “Item 5. Operating and Financial Review and Prospects—Contractual Obligations”, we currently do not have and did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2015.

Business Overview

We are a clinical-stage biopharmaceutical company focused on the development of a novel, once-daily, oral therapy for the treatment of liver diseases utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. We believe that our product candidate, Aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that we believe constitutes a large unmet medical need.

Aramchol is a synthetic conjugate of cholic acid, or a type of bile acid, and arachidic acid, or a type of saturated fatty acid, both of which, in their non-synthetic forms, are naturally occurring. The conjugated molecule acts upon important metabolic pathways, reducing fat accumulation in the liver and regulating the transport of cholesterol, which is essential for maintaining cholesterol balance in the body. The ability of Aramchol to decrease liver fat content may also reduce the risk of cardiovascular complications associated with NASH. Independent third-party epidemiologic studies suggest that certain levels of fat reduction may reduce, and ultimately eliminate, liver inflammation in patients who have undergone bariatric surgery or other weight loss programs. We believe that Aramchol’s ability to reduce liver fat without observable adverse side effects in our studies to date will enable it to be a safe and effective treatment for NASH in OD patients and prevent the hepatic and cardiovascular complications associated therewith.

On February 1, 2015, we began our ARREST Study, a multi-center, randomized, double-blind, placebo-controlled, dose-ranging Phase IIB clinical trial of Aramchol, which we intend to conduct in 240 OD patients who have been biopsy-diagnosed as having NASH. We have initiated this study in Israel, Europe, Latin America and in the United States (pursuant to an IND authorized by FDA). Our ARREST Study for Aramchol in OD NASH patients is in accordance with the study design recommended by the Medicines and Healthcare Products Regulatory Agency, or MHRA, and has been deemed acceptable by Bundesinstitut für Arzneimittel und Medizinprodukte, a German medical agency, or BfArM, and deemed satisfactory by Agence nationale de sécurité du médicament, a French medical agency, or ANSM. The BfArM and ANSM also confirmed, in minutes of each of their respective scientific advisory meetings, that if successful, the ARREST Study may serve as a basis for Phase III pivotal trials of Aramchol. The FDA and MHRA invited us to discuss the next steps in the development of Aramchol after we analyze the results of the ARREST Study. If the Phase III trial(s) are successful, we intend to submit an NDA to the FDA and an MAA to the EMA for the approval of Aramchol for the treatment of NASH in OD patients in the United States and Europe. More information about the ARREST Study may be found on ClinicalTrials.gov identifier: NCT02279524.

Originally, we intended to perform a ‘futility analysis’ as part of the ‘interim analysis.’ The futility analysis would have reviewed the data both for safety signals and determined whether subjects receiving Aramchol showed an observable reduction in liver fat concentration, as measured by MRS. The independent Drug and Safety Monitoring Board (DSMB) would have then made a “go/no go” decision based on the MRS data at six months. The absence of significant MRS-related results at the six month point could have resulted in the termination of the study based on the absence of clinical benefit in the interim review and was therefore considered a futility analysis.

However, in light of the FDA and AASLD clinical guidance for the development of diagnostic and therapeutic modalities for the treatment of NASH published in early 2015, it has become increasingly clear that histological data (liver biopsy) will be absolutely required to seek regulatory approval for NASH drugs, not merely MRS data. This conclusion was further supported by two recent Phase III protocols (the REGENERATE Study, NCT02548351, and RESOLVE-IT study- NCT 02704403), which also require resolution of NASH as measured by histological data. As such, the entire twelve month dataset will be necessary to judge the viability of Aramchol, and potential further development thereof.

Thus, the scope of the interim analysis we are currently planning on conducting once 120 patients in our ARREST Study complete six months of treatment, will be limited to analysis of safety related signals only, conducted by the DSMB. The interim analysis will not include review of the data with respect to any efficacy endpoints.

The DSMB will decide whether to continue studying both doses or move all patients to one dose, if one is found to be safer than the other. We do not anticipate the interim results to lead to the stoppage of our ARREST Study, but no assurance can be given. We currently expect results from the interim analysis to be completed by December 2016, or early first-quarter 2017 and top-line data for the ARREST Study to be completed in the first quarter of 2018, inclusive of the three-month follow-up period.

Non-Alcoholic Fatty Liver Disease (NAFLD) / Non-Alcoholic Steato-Hepatitis (NASH)

It is currently estimated that Non-Alcoholic Fatty Liver Disease (NAFLD), the precursor condition to NASH, could affect up to 30% of the adult population in developed countries. This disease is also now recognized as one of the most common liver disorders, and a significant and growing public health problem. In the US alone, more than 100 million people are said to be affected by NAFLD, and its prevalence is rapidly growing in parallel with metabolic syndromes, particularly obesity and diabetes.

NAFLD is characterized by the accumulation of fat of 6% or greater in the liver of people who drink alcohol only in moderation, or not at all. There may be numerous causes of NAFLD, however, the disease is mostly associated with a high fat, fructose-rich diet. Although NAFLD is generally asymptomatic, it is a major risk factor for liver inflammation (NASH) and scarring (fibrosis and cirrhosis). In addition, NAFLD is also associated with metabolic syndrome and cardiovascular disease. Currently, NAFLD can only be managed through lifestyle improvements, such as weight reduction and physical activity.

NASH is currently estimated to affect between 4%-6% of the adult population in developed countries, and is associated with increased risk of liver cirrhosis, liver failure, hepatocellular cancer, as well as metabolic and cardiovascular diseases. The major characteristics of NASH are elevated liver fat along with inflammation and fibrosis.

However, despite the growing need, there are currently no approved therapeutic treatments for NASH. Modification of risk factors, such as obesity and hyperlipidemia, and proper diabetic control is generally recommended for the treatment of NASH, and the standard of care includes lifestyle changes to promote weight loss, including low-calorie, low-fat diets and physical activity. Although weight loss can be potentially significant in delaying the progression of NASH, studies have shown that, for most individuals, it is generally very difficult to maintain over the long-term, even following bariatric surgery.

There are currently no drugs approved by regulatory authorities for the treatment of NASH. Even though certain drugs, such as insulin sensitizers and antihyperlipidemic agents, are prescribed for some NASH patients, they are not approved for the treatment of NASH and their efficacy has not been proven in adequate and well-controlled clinical studies. Such prescription or use of unapproved drugs is typically known as “off-label” prescription or use. In particular, the anti-diabetic drug, Metformin®, is used for patients who have type 2 diabetes (T2DM) as well as NASH. Other drugs such as Orlistat (Xenical®, Roche) and Glitazones are sometimes used for non-diabetic NASH patients, however their long term safety and efficacy in NASH patients has not been established. Bariatric surgery can be performed in obese patients with NASH, but is not an established procedure to treat NASH. Lastly, vitamin E was found to be beneficial for non-diabetic patients with biopsy-proven NASH, but not for diabetics with NASH, NAFLD or liver cirrhosis. As such, the use of vitamin E is fairly limited.

Currently, it is impossible to predict which of the NAFLD patients will deteriorate to NASH as it is unclear what causes NASH to develop. Researchers are now focusing on several factors that may contribute to the development of NASH. Therefore lifestyle changes are recommended for all patients with NAFLD.

In 2015, the FDA and AASLD issued clinical guidance for the development of diagnostic and therapeutic modalities for the treatment of NASH based on the joint workshop held on September 5-6, 2013. The guidance serves as a broad framework for discussions with different companies and the requirements for pivotal studies for receiving regulatory approval are decided case-by-case depending on the products profile and previous studies results.

There is an exceptionally wide range of estimates regarding the size of the commercial market for NASH. This uncertainty stems from (i) the overall size of the patient population, (ii) the percentage of the addressable market that will be diagnosed and, subsequently, seek treatment, and (iii) the ultimate cost of the therapies. None of these factors can be known definitively until NASH drugs begin to hit the market, which based on analysts’ estimates, will likely be 2019 at the earliest. Independent estimates generally estimate a commercial market in excess of $10 billion in developed countries, though we do not endorse any estimates, which are based on a number of different underlying assumptions.

Aramchol for NASH

Overview

Our product candidate, Aramchol, is a first-in-class synthetic FABAC which we are initially developing for the once-daily oral treatment of NASH in OD patients.

Early in its development, Aramchol’s ability to modulate hepatic lipid metabolism was observed and validated in numerous preclinical trials with different animal species. Mice fed a high fat diet and treated with Aramchol did not develop fatty liver. In contrast, fatty liver was observed in control mice fed a high fat diet but not treated with Aramchol. In such early studies, we also observed that the mechanism of this effect was not a result of malabsorption of fat in the intestines because the FABAC-treated mice gained weight throughout the test periods to a similar degree to the control mice. This led us to conclude that FABAC therapy triggers a beneficial modulation of intra-hepatic lipid metabolism and thus reduces liver fat content. The images below show the reduction of liver fat content in rodents after treatment with Aramchol.

In in-vitro studies, Aramchol partially inhibited the Stearoyl-Coenzyme A Desaturase-1, or SCD1, enzyme, an enzyme recognized as playing an important role in the metabolism of fatty acids. The SCD1 enzyme is essentially the gateway that regulates the use and storage of fat in the body by converting saturated fatty acids to monounsaturated fatty acids. Experimental animal studies showed that complete inhibition of the SCD1 enzyme protects against diet-induced obesity, hepatic steatosis, or fatty liver, and insulin resistance by instructing the body to use, rather than store, all fatty acids. However, various animal studies have indicated that such complete SCD1 enzyme inhibition has serious side effects, such as inflammation, atherosclerosis and pancreatic beta cell dysfunction. As observed by us in our pre-clinical and clinical studies performed to date, and subsequently published in the European Journal of Gastroenterology and Hepatology and Archives of Medical Research in 2008 and 2010 respectively, one of Aramchol’s unique characteristics is that it triggers a partial SCD1 enzyme inhibition and, to date, we have not observed any significant adverse events in our clinical studies.

Aramchol also has the ability to up-regulate ABCA1 and thereby induce “reverse cholesterol transport” in animal models. ABCA1 is an ATP-binding cassette transporter, also known as the cholesterol efflux regulatory protein (CERP), which is a regulator of cellular cholesterol and phospholipid homeostasis. In every cell of the body, the LDL receptor enables entry of cholesterol into the cell and the ABCA1 transporter pumps cholesterol out of the cell, where it is carried by high-density lipoprotein, or HDL, to the liver to be excreted into the intestine. This pathway of cholesterol from the cell to the liver is called reverse cholesterol transport and is essential for maintaining cholesterol balance in the body. Excess LDL, or “bad,” cholesterol is deposited mainly in vascular walls, causing atherosclerosis, a vascular disease in which an artery wall thickens as a result of the accumulation of calcium and fatty materials, such as cholesterol. Activation of reverse cholesterol transport reduces the bad cholesterol deposited in vascular walls and is therefore beneficial. As published in the Biochemical Journal, the Archives of Medical Research and the Current Opinion in Lipidology in 2006, 2010 and 2014, respectively, in several experimental models in animals, Aramchol has been shown in independent studies to increase ABCA1 activity by between 300% and 400%, thereby stimulating reverse cholesterol transport, reducing cholesterol levels and preventing atherosclerosis. An article in the April 2014 issue of Biochimie further supports the importance of the regulation of ABCA1-induced reverse cholesterol transport on the pathogenesis of NASH.

Additional Preclinical and Clinical Studies Required for Regulatory Submissions

The tolerability of Aramchol has been demonstrated in toxicity studies performed in rats (up to six months) and dogs (up to nine months), as well as reproductive studies in rats and rabbits. More recently, we conducted a food effect and PK study in 66 healthy volunteers to evaluate the PK of Aramchol following single and multiple escalating doses as well as to evaluate the effect of a high-fat, high-calorie meal on the PK of Aramchol following a single dose in healthy volunteers.

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

No serious adverse events or deaths occurred during the study and only one patient withdrew due to an adverse event, which was categorized as unrelated to Aramchol. Of the 27 adverse events reported in the study, 24 were considered to be unrelated to Aramchol and three, all of which were mild, were considered to be possibly related. No clinically significant abnormalities related to any Aramchol dose were noted in ECGs, laboratory results, vital signs or physical examinations.

To date, we have successfully completed four clinical trials of Aramchol:

•	A Phase 1 Single and Multiple-Dose Study of Aramchol in Healthy Male Volunteers (NCT00776841): This study was performed in two parts: (a) a single dose, double-blind, placebo-controlled, Phase IA study with ascending doses of Aramchol in healthy volunteers in one center in Israel, in which no serious adverse side effects were observed; (b) a Phase IB repeated-dose trial in healthy volunteers in one center in Israel, in which no adverse side effects were observed and which confirmed the suitability of a once-daily dose of Aramchol.

•	Study of Aramchol in Patients With Fatty Liver Disease or Nonalcoholic Steatohepatitis (NCT01094158): Thereafter, we commenced a multi-center, randomized, double-blind, placebo-controlled Phase IIA trial of Aramchol in 60 NAFLD and NASH patients in 12 centers in Israel. This study, whose design was deemed acceptable by the FDA in 2007 at a pre-IND meeting suggested that Aramchol reduced liver fat in a dose-dependent manner, as evidenced by a statistically significant reduction of liver fat over a three month treatment period of once-daily 300 mg doses of Aramchol, and induced positive trends of changes in several metabolic parameters. Based on these Phase IIA proof-of-concept results, we established a development plan that we believe may confirm that Aramchol (i) is safe, (ii) can be administered as a once-daily oral therapy, (iii) targets NASH, (iv) can effectively treat inflammation and thus prevent the progression of NASH and (v) can treat metabolic syndrome, the underlying condition of NASH, by improving parameters of metabolic syndrome including insulin resistance and homeostatic model assessment, or HOMA, levels, which are used to quantify the metabolic syndrome biological marker insulin resistance and beta-cell function, and adiponectin levels.

•	Pharmacokinetics of Single and Multiple Escalating Doses of Aramchol and Food Effect in Healthy Volunteers (NCT02374437): On April 28, 2014, we commenced PK and food effect studies of Aramchol. In written correspondence from December 2013 regarding a requested pre- IND meeting, the FDA recommended that we conduct such studies prior to commencing our Phase IIB ARREST Study. We conducted the PK study at the Sourasky Medical Center in Tel Aviv, Israel. We enrolled 66 healthy male volunteers who received three doses of Aramchol: 200 mg, 400 mg and 600 mg. The two higher doses are being used in our ARREST Study. In December 2014, we completed the statistical analysis of the PK study of the three doses of Aramchol and observed no serious adverse events. The PK study provides additional safety data to further support existing safety data from our pre-clinical studies and our Phase I and Phase IIA clinical trials of Aramchol.

Phase I Trials

Aramchol was evaluated in two Phase I clinical trials to study its safety, tolerability and PK profile in healthy volunteers, in both single and multiple dose administrations. The first Phase I clinical trial was an escalating single-dose trial conducted in 16 subjects testing Aramchol doses ranging from 30 mg to 900 mg. The subsequent Phase I clinical trial was a repeated-dose trial conducted over four days in 25 subjects testing repeated daily doses of Aramchol of 30 mg and 300 mg. The profiles for the groups were similar and the maximal plasma concentration of Aramchol increased with the higher doses. The PK profile demonstrated that Aramchol is suitable at each dose for once-daily administration and there were neither significant adverse events observed in either Phase I trial nor any notable changes in biochemical, hematologic, cardiovascular or other safety parameters.

Phase IIA Trial: Aramchol Treatment in NAFLD or NASH Patients

In January 2012, we completed a 60 patient multi-center, randomized, double-blind, placebo-controlled Phase IIA clinical trial of Aramchol in patients with NAFLD or NASH between the ages of 18 and 75 in 12 centers in Israel. The Phase IIA study results were published in July 2014 in the peer-reviewed Clinical Gastroenterology and Hepatology Journal. In accordance with the AASLD’s guidelines for Phase IIA studies in NAFLD or NASH, the trial was performed in patients with either NAFLD or NASH, rather than only in NASH patients. The trial’s primary efficacy endpoint was a reduction in liver fat content, and did not consider inflammation or fibrosis, which can be diagnosed only by liver biopsy. We believe that the short study duration of three months of treatment followed by a one-month follow-up period did not warrant repeated biopsies. The trial evaluated the effects on liver fat content of 100 mg and 300 mg once-daily doses of Aramchol compared to a placebo. At the end of the three month treatment period, statistically significant reductions in liver fat concentration as measured by MRS were observed in the 300 mg patient group. Specifically, a 12.57% mean liver fat content reduction was observed in the 300 mg group, as compared to a mean reduction of 2.89% in the 100 mg group and a mean increase of 6.39% in the placebo-treated patients. These results indicate that the effects of Aramchol are dose-dependent, as demonstrated in the graph below, which presents the results with respect to the 57 patients who successfully completed the entire treatment period.

Relative Change in MRS from Baseline after Three Months of Treatment

The difference between baseline and liver fat concentration at the end-of-treatment, as measured by MRS, for patients diagnosed with NASH and with NAFLD is presented in the following table, which also presents the results with respect to the 57 patients who successfully completed the entire treatment period (three patients were excluded from data analysis because of protocol violations).

Relative Change in Liver Fat Concentrations in the NASH and NAFLD Groups

Liver MRS	Aramchol 300 mg/d Mean ± SD	Aramchol 100 mg/d Mean ± SD	Placebo Mean ± SD
NASH	-35.42 ± 50.09 (N=2)	-9.82 ± 4.57 (N=2)	19.24 ± 29.69 (N=2)
NAFLD	-10.03 ± 18.22 (N=18)	-6.05 ± 26.10 (N=16)	4.88 ± 37.44 (N=17)

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

A non-statistically significant change of approximately 1 Kg in body weight was observed between the 300 mg dose group and the placebo group, suggesting that weight-loss did not influence the observed reduction in liver fat content experienced in the Aramchol treated groups.

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

Adiponectin is a protein that modulates metabolic processes, including the regulation of glucose levels and fatty acid breakdown in the body. Adiponectin has an anti-inflammatory and antifibrotic effect on the liver. Adiponectin deficiency, or low amounts of adiponectin, results in insulin resistance, glucose intolerance, abnormal levels of fat in the blood and vascular injury, all of which are characteristic of metabolic syndrome. The graph below shows the change in serum adiponectin levels from baseline during treatment. At the end of the three month treatment period, a non-statistically significant increase in serum adiponectin levels were observed in the Aramchol treated patient groups, indicating that Aramchol increases serum adiponectin levels in a dose dependent manner, suggesting that Aramchol may act as a protective factor for the prevention of metabolic syndrome, as increased serum adiponectin is itself such an independent protective factor.

Change in Serum Adiponectin Levels from Baseline during Three Months of Treatment

The arterial endothelium is a target for the atherosclerotic process. Atherosclerosis is associated with endothelial dysfunction in the very early stages of the disease process. Several studies have shown that metabolic syndrome is associated with endothelial dysfunction as an early pathogenic event. Thus, assessing endothelial function serves as an early marker for both metabolic syndrome and atherosclerosis. In the present study, endothelial function was assessed using flow-mediated dilation, a noninvasive ultrasound-based method that measures the ability of a large conduit artery to dilate in response to a shear stress stimulus, or an external force acting on the blood vessel. At the end of the three month treatment period, a non-statistically significant improvement in endothelial function was observed in the 300 mg Aramchol treated patient group. The table and graph below present the change in endothelial function, as measured by flow mediated dilation observed between baseline and the end-of-treatment for the 48 patients who performed two flow mediated dilation examinations.

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

Furthermore, there were no notable changes in biochemical, hematological, cardiovascular or other safety parameters, and there were no serious drug related adverse events in the Aramchol treated group during the three month treatment period or the subsequent recovery period. Aramchol’s adverse event profile was comparable to that of the placebo, as portrayed in the chart below.

The results of our Phase IIA clinical trial of Aramchol in the peer-reviewed Clinical Gastroenterology and Hepatology Journal were published in December 2014. The trial manuscript, entitled “The Fatty Acid-Bile Acid Conjugate Aramchol Reduced Liver Fat Content in Patients with Nonalcoholic Fatty Liver Disease,” provides the full report of the Phase IA trial, which was completed in January 2012 and presented at the 47th Annual Meeting of the European Association for the Study of the Liver in 2012.

Chronic Toxicology studies

Since the completion of the Phase IIA study, additional non-clinical chronic toxicology studies have been conducted in pharmacologically-relevant species to support the initiation of our ongoing ARREST Study and planned Phase III clinical studies. These studies were performed in compliance with the EMA’s ICH M3 (R2) guidelines by WIL Research, a global contract research organization, at its facility in Holland. The studies are required in advance of the commencement of human clinical trials and marketing authorization for pharmaceuticals in Europe and the United States. The toxicity program for Aramchol included repeat dose studies of up to six months in rats and up to nine months in dogs by oral administration, the intended clinical dose route. These studies demonstrated that Aramchol was well-tolerated at the dose levels investigated with no-observed-adverse-effect-level, or NOAEL, values of 1000 mg/kg/day in rats and 1500 mg/kg/day in dogs, the maximum feasible dose in both species. There were no observations noted in the rat study. The findings in the dog study were limited to changes in plasma lipids, including decreases in total blood cholesterol levels, LDL, HDL and phospholipids, and a slight increase in the size of the adrenal glands, which were considered to be an extension of the primary pharmacology of Aramchol and non-toxic effects, and skin scales from week 13 onwards in all Aramchol-treated groups, with a dose-related incidence. The decrease in total blood cholesterol levels in the dog study further supports our understanding of the positive effect of Aramchol on lipids as we previously observed in our preclinical studies in other animals. After six months this was not accompanied by any microscopic alteration of the skin and therefore considered not toxicologically relevant. Results from the study show that after nine months the presence of scales in all Aramchol-treated groups was accompanied by minor test item-related microscopic findings in the skin: Hyperkeratosis of the epidermis, correlating to the scales, and keratin plugs in the hair follicles (in males at 750/500 and 1500 mg/kg). After a 12-week treatment-free recovery period, fewer scales were noted and microscopically there was partial recovery. As these findings were minor and no clinical symptoms like scratching were noted, these findings were considered not adverse.

Aramchol was non-mutagenic in vitro in the Ames test and chromosomal aberrations test, each of which is a test to determine whether the subject chemical can cause mutations in the DNA of an organism. In addition, in bone marrow micronucleus test in male rats at a 2000 mg/kg oral dose (the maximum recommended dose in accordance with ICH S2 (R1)), Aramchol was not clastogenic, meaning it did not give rise to or induce disruption or breakages of chromosomes, nor was it aneugenic, meaning it did not cause the number of chromosomes in the nucleus of a cell to not be an exact multiple of the monoploid number of a particular species.

Embryo-fetal development toxicity was assessed in rats and rabbits. No maternal or fetal development toxicity was observed in either species. The NOAEL for maternal and development toxicity was at least 1000 mg/kg in rats and 750 mg/kg in rabbits (the maximum feasible dose in both species).

No maximum tolerated doses were reached in the studies. A 50-fold safety margin exposure multiple was achieved in dogs but not in rats. However, for rats, at least three of the four ICH M3(R2) safety margin criteria were met, and for dogs all four criteria were met. Blood tests revealed a decrease in total blood cholesterol levels, including LDL, HDL and phospholipids, and there was a slight increase in the size of the adrenal glands of the dogs, which WIL Research assessed as a physiologic compensatory response to the decrease in blood cholesterol levels. WIL Research did not consider the decrease in blood cholesterol levels or the physiologic response of the adrenal glands as a toxic effect, but rather as a pharmacodynamic effect, which is a biochemical and physiological effect of the drug on the body. Based on the above, WIL Research concluded that the overall safety data for Aramchol is sufficient to support the proposed Phase IIB clinical trial.

Summary of Aramchol Clinical Trials

Our Phase IIB ARREST Study for Aramchol

The Company believes that Aramchol will reduce and eventually eliminate liver inflammation by the mechanism of action described above, while also mitigating cardiovascular comorbidities.

We submitted an IND application to FDA to initiate the ARREST Study, and hope to expand the scope of the IND in the future to conduct pivotal Phase III clinical trials for NASH and other clinical trials in the United States. The FDA cleared our IND application, allowing us to conduct the Phase IIB ARREST Study in the United States. In September 2014, the FDA granted Fast Track designation status to Aramchol for the treatment of NASH. Fast Track designation may accelerate the development process and may expedite the review of drugs that show promise in treating serious, life-threatening medical conditions for which no other drug either exists or is as effective.

We are currently conducting our Phase IIB ARREST Study to evaluate the safety and effectiveness of two different doses of Aramchol for the treatment NASH in OD patients. In order to be eligible to participate in our ARREST Study, patients must be affected by NASH, as diagnosed by a biopsy, be overweight as measured by a Body Mass Index between 26 and 29 or obese as measured by a Body Mass Index of 30 or greater, and who are pre diabetic or type II diabetic. We target this specific population as it is at the greatest risk of developing the complications that are associated with NASH. Although based on the identified mechanism of action of Aramchol we do not expect an effect on liver fibrosis, we included patients with and without liver fibrosis in the trial, as such an effect may occur mediated by the reduction in inflammation or resulting from another, yet unidentified mechanism of action. Patients are randomized into one of three trial groups taking either one of two different once-daily oral doses of Aramchol or a placebo. The treatment part of the trial is designed to be 12 months in duration and patients completing this phase will be observed for a three month follow-up period. This trial is designed to enroll 240 patients (89 patients in the 400 mg Aramchol group, 89 patients in the 600 mg Aramchol group and 62 patients in the placebo group) across approximately 70 clinical sites in the United States, Europe, Latin America and Israel.

The primary endpoint of the 12-month double-blind portion of the trial is a statistically significant reduction in liver fat concentration as measured by MRS, which is a surrogate endpoint that is generally accepted by the FDA with respect to Phase I and Phase II NASH studies.

Secondary endpoints of the trial include a resolution of NASH (currently defined as disappearance of ballooning), as measured by liver biopsy, with no worsening of fibrosis. Other secondary endpoints are improved liver and metabolic biomarker levels and exploratory endpoints, such as blood liver enzymes and metabolomics. The Company believes that finding a non-invasive test that correlates well with biopsy findings would significantly increase the likelihood of the future use of Aramchol in an outpatient setting, where biopsies, which are expensive and subject the patient to risk and discomfort, are not generally used to diagnose NASH.

In communications received in response to our submission of an update to our IND in 2014, FDA recommended that future clinical studies should be discussed at an end-of-Phase II meeting, which could take place within three months from the date we complete the analysis of the results of our ARREST Study, and at which time the trial results could be considered. The FDA communication further noted that we must discuss with the FDA a methodology for our drug development processes as our development of Aramchol progresses in order to determine which surrogate endpoints, if any, the agency will accept to demonstrate the efficacy of Aramchol for the purposes of NDA approval. In light of the publication of the FDA and AASLD joint workshop guidance, and based on the Phase III trial designs published to date by other companies drugs for NASH, we currently believe that we will likely be approved if the end points of the pivotal study are met, but FDA may require as a condition of approval that we complete a Phase IV, post-approval, study assessing effectiveness based on morbidity and mortality endpoints (e.g., reduction in deaths and other significant clinical events), as well as evaluating safety. The failure to successfully complete any required post-market study could result in FDA withdrawing approval for Aramchol.

Potential Phase III Program for Aramchol

The development work we have completed to date with regard to Aramchol was deemed appropriate for the initiation of a Phase IIB study by the MHRA, BfArM and ANSM, in addition to FDA as noted above. Our ARREST Study design is in accordance with the study design recommended by the MHRA, deemed acceptable by BfArM and deemed satisfactory by ANSM. BfArM and ANSM also confirmed, in minutes of each of their respective scientific advisory meetings, that, if our ARREST Study is successful in reaching its primary endpoint, we may proceed to pivotal randomized, double-blind, placebo-controlled, Phase III trials. We expect the primary endpoints of such trials to be the resolution of NASH as evidenced by disappearance of ballooning and some reduction in inflammation. Like FDA, as noted above, the MHRA invited us to discuss the next steps in the development of Aramchol after we complete the analysis of the results of our ARREST Study, at which time the data from the study will be considered.

Aramchol for the Treatment of Other Indications

In addition to the ARREST Study, we are exploring other indications for the use of Aramchol.

On December 1, 2015 we announced that our Investigational New Drug (IND) for the ARRIVE Study, a proof-of-concept clinical trial that will evaluate the safety and efficacy of Aramchol in up to 50 patients with HIV-associated lipodystrophy and NAFLD, was allowed by FDA to proceed. The ARRIVE Study is an investigator-initiated study sponsored by the University of California San Diego, where it will be conducted, and led by Professor Rohit Loomba. The Study is designed as a randomized, double-blinded, allocation-concealed, placebo-controlled, proof-of-concept Phase IIA clinical trial, and will evaluate either Aramchol at 600 mg or placebo for 16 weeks in up to 50 patients with HIV-associated lipodystrophy and NAFLD. Pre- and post-treatment MRI-measured liver fat content and total body fat via dual energy x-ray absorptiometry (DEXA) will be compared. The primary end point of successful therapy will be an improvement in hepatic steatosis as measured by MRI. Secondary endpoints will be an improvement in total body fat, metabolic profile, and liver biochemistry. On March 1, 2016, we announced that we have randomized the first patient in the ARRIVE study. We believe that top line results will be available by the end of 2017.

HIV is a major global health issue, with 35.3 million people living with the disease worldwide, 2-3 million of whom are in the United States and Western and Central Europe. While effective combination antiretroviral therapy (cART) has resulted in a major reduction in acquired immunodeficiency syndrome (AIDS)-related mortality overall, liver disease is now the second leading cause of death in patients with HIV, accounting for nearly 7-14% of all deaths in this population. The prevalence of NAFLD is higher in individuals with HIV infection than in the general population. A recently conducted clinical trial at the University of California San Diego by Professor Rohit Loomba, the largest such study to-date, compared age- and sex-matched patients with primary NAFLD, with patients with HIV-associated NAFLD, and found that patients with HIV-associated NAFLD had significantly higher rates of definite steatohepatitis (63% vs. 37%, P = 0.04), and more features of liver injury.

On November 13, 2014, we announced the first administration of Aramchol in a proof-of-concept Phase IIA clinical trial for the treatment of newly formed cholesterol gallstones following bariatric surgery. However, due to poor patient recruitment and higher-priority clinical programs, we decided to terminate the study on October 1, 2015. At the moment, we believe that it is unlikely that we will revive another study in cholesterol gallstones.

We are also investigating the possibility of developing combination therapy to address NASH-associated fibrosis. Such product could potentially combine Aramchol with either a new compound that would be developed in house, with an existing compound that has undergone pre-clinical testing and which we would license from a separate entity or with an existing compound we will reposition. We plan to announce developments in combination therapy for advanced (fibrotic) NASH in the second quarter of 2016.

Our Competitive Strengths

The pharmaceutical industry is characterized by rapidly evolving technology, intense competition and a highly risky, costly and lengthy research and development process. Adequate protection of intellectual property, successful product development, adequate funding and retention of skilled, experienced and professional personnel are among the many factors critical to success in the pharmaceutical industry. We believe Aramchol is strategically positioned to address the unmet medical needs of OD patients with NASH. Our competitive strengths include:

•	A once-daily oral drug without observable adverse side effects to date in development for the chronic treatment of OD patients with NASH. We believe that the characteristics of Aramchol, including its ability to reduce liver fat content without observable adverse side effects in our studies to date, which we believe may result in an anti-inflammatory effect, its ability to modulate the transport of cholesterol in the body and simple and convenient delivery through once-daily oral administration, position it well against the competition in the treatment of NASH. We believe that such characteristics may also lead to Aramchol’s acceptance and adoption by the medical community and patients as an alternative to the medical treatments used today, which are not approved by applicable regulatory authorities for treatment of NASH as their efficacy has not been proven in adequate and well-controlled clinical studies. We believe Aramchol is well-positioned against drugs in development for NASH, some of which may require intravenous delivery or may cause adverse events, such as itching or an increase in LDL, which can be highly inconvenient for patients with chronic diseases, such as NASH, and may result in low patient compliance.

•	Extensive knowledge and expertise in the treatment of liver diseases, the development of FABACs and working with lipid molecules. We believe our management team, scientific advisors and personnel have extensive knowledge and experience in the treatment of liver diseases, developing FABACs, such as Aramchol, for the treatment of liver diseases and working with lipid molecules, which due to their special physiochemical characteristics, are difficult to synthesize, develop and work with. We believe that such knowledge and expertise makes us competitive in the metabolic and liver diseases.

•	Ability to target Pre Fibrotic NASH and observed metabolic effect. On September 29, 2014, we purchased 60 EndoPAT™ devices and accessories from, and entered into a collaboration with, Itamar Medical LTD., or Itamar, to include an assessment of endothelial, or arterial, function in our Phase IIB ARREST Study. In the completed Phase IIA study we observed a trend of improvement in endothelial function in patients treated with 300 mg of Aramchol. The EndoPAT™ device will allow for a validated, consistent measurement of endothelial function in patients participating in the study. As mentioned, NASH patients develop cardiovascular complications and present with endothelial dysfunction as a marker of their propensity for atherosclerosis, or hardening of the arteries. A significant improvement in endothelial function, if found, will provide an additional advantage for patients treated with Aramchol and will be a differentiating factor for Aramchol among other NASH drugs in development.

•	Non-invasive diagnostic tools for NAFLD/NASH and the assessment of Aramchol’s therapeutic responses. On July 8, 2015, we announced that we entered into a Research, Option and License Agreement and a Share Purchase Agreement with One Way Liver Genomics S.L., or OWL, which developed the proprietary OWL LIVERTest®, a test seeking to stratify NAFLD and NASH patients according to their metabolic profile. Under the License Agreement, we and OWL will work together during our ARREST Study to develop a non-invasive blood test including metabolic markers that could potentially predict therapeutic responses to Aramchol. The development of this proprietary non-invasive complementary diagnostic for Aramchol could replace liver biopsy in testing the ongoing efficacy of treatment, which may enhance Aramchol market penetration.

We hope that our efforts will lead to the identification of specific biomarkers, which will differentiate NASH from NAFLD patients without the need for liver biopsy, and serve as a tool for the prediction and assessment of Aramchol’s efficacy. The identification of such specific biomarkers may greatly improve Aramchol’s chances of qualifying for reimbursement from third-party payors, by providing an indication of the patients who are most likely to benefit from treatment with Aramchol.

Our Strategy

Our strategy is to build a specialized biopharmaceutical company that discovers and develops novel FABAC drugs and potentially other molecules for the treatment of liver diseases, beginning with the treatment of fatty liver disorders, primarily NASH, and potentially other metabolic disorders. We focus on drugs and drug conjugates for liver diseases with global market potential and we seek to create global partnerships with academic institutions and biotechnology or pharmaceutical companies to effectively assist us in developing our portfolio and ultimately commercializing our products. Through this approach, we have successfully advanced Aramchol into various stages of clinical development. Key elements of our strategy include:

•	Continuing to advance the development of Aramchol for the treatment of NASH. Our development of Aramchol for treatment of NASH currently includes our ongoing Phase IIB ARREST Study. If this study is successful, the results will serve as a basis for potential Phase III pivotal trial(s) in the United States, Latin America, Europe and Israel for the same indication. Assuming successful completion of Phase III trial(s), which could be carried out by us in conjunction with a strategic partner under a licensing agreement, we intend to seek regulatory approval of Aramchol in the United States and Europe for the treatment of NASH in OD patients.

•	Exploring other indications for the use of Aramchol, which includes the ARRIVE Study, a proof-of-concept Phase IIA clinical trial that will evaluate the safety and efficacy of Aramchol in up to 50 patients with HIV-associated lipodystrophy and NAFLD. We expect to announce additional clinical trials during the course of 2016.

•	Establishing a development and commercialization partnerships for Aramchol before the completion of the ARREST Study in geographies outside of our main territorial focus. Forging development and commercialization partnership(s) outside our main territorial focus of the United States, Europe and Israel, through out-licensing agreements with pharmaceuticals or biotechnology companies that possess experience, resources and infrastructure to execute a successful market launch and provide sales support for Aramchol in the licensed territories. Such potential partnerships could be sought before the completion of the ARREST Study.

•	Establishing a global development and commercialization partnership for Aramchol upon completion of the ARREST Study or after the successful completion of the first of the potential Phase III trials of Aramchol for the treatment of NASH. Following the successful completion of the ARREST Study, which we provide no assurance we will achieve, we intend to out-license Aramchol to a multinational pharmaceutical company that possesses experience, resources and infrastructure to execute pivotal trial(s), regulatory approval and market launch.

•	Advancing existing collaborations, and seeking additional partnerships, for the discovery and validation of diagnostic tools and biomarkers for the diagnosis of liver disease. We intend to advance our existing collaborations and strategic arrangements for the discovery and validation of non-invasive diagnostic tools and biomarkers for the diagnosis of liver disease, including NASH. We are currently collaborating with OWL, on the development of a non-invasive biomarker, which, if successful, may help to predict individual responses to Aramchol for the treatment of liver diseases. OWL also granted us a right of first refusal, exercisable upon completion of our ARREST Study, to enter into a business transaction with OWL regarding the commercial exploitation of the data generated during the collaboration. In the future, we may seek additional collaborations of this nature.

•	In-license, develop or acquire additional drug candidates for the treatment of liver diseases. Aramchol is directed at the treatment of liver diseases, particularly NASH, that have major global markets. Our intent is to explore opportunities to in-license, develop or acquire other molecules and/or conjugates for the treatment of liver diseases.

We believe that our strategy will increase the likelihood of advancing clinical development and potential commercialization of Aramchol in multiple indications, as well as increase awareness of liver disease and metabolic syndrome, our brand and our potential market share. In addition, through activating our pipeline expansion strategy we believe we could extrapolate additional commercial potential, as well as de-risk our company through reducing our reliance on the success of any one given trial or indication.

Unmet Need

Based on the limited treatment options, and the lack of approved therapy, for the treatment of NASH, we believe that there is a significant unmet need for a NASH-specific therapy. We believe that Aramchol has the potential to provide significant benefits in the treatment of this liver disease due to its ability to reduce liver fat in a dose dependent manner, lack of observable adverse side effects in our studies to date and ease of use through once-daily oral administration. Moreover, based in part on the Journal of Gastroenterology and Hepatology, we believe the increasing rates of diabetes and obesity worldwide likely means that a significant number of patients will be eligible for, and will be interested in, receiving a new therapy for the treatment of NASH if it becomes available on the market. We believe that Aramchol’s observed positive metabolic effects, if confirmed in future studies, will position it as a valuable tool in the treatment of NASH in OD patients at an early stage of the disease, which can help to prevent both hepatic and cardiovascular complications.

Aramchol Formulation Development

There has been a progression of the formulations of Aramchol used so far in the preclinical and clinical studies. In the Phase IIA study, we administered a simple compressed tablet form that was developed directly from the suspension used in the Phase IA and IB studies and the preclinical studies in animals. Upon completion of our Phase IIA study, drug product formulation options were reviewed comprehensively, leading to the development of an immediate-release tablet formulation for Aramchol.Based on this formulation, Aramchol tablets with matching placebos at 400 mg and 200 mg strengths have been developed to enable the convenient administration of 400 mg and 600 mg doses (for a 600 mg dose, patients will administer one 400 mg tablet and one 200 mg tablet). At the end of our Phase IIB study, we expect to determine the efficacious dose (400 mg or 600 mg). In case we select 600 mg, there may be an additional development of a single dose tablet of 600 mg.

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

Potential Future Biomarkers for Non-Invasive Diagnosis of NAFLD and NASH

Currently, the initial diagnosis of NAFLD and/or NASH is based on elevated levels of liver enzymes, such as serum ALT levels, in blood tests. Once further evaluation excludes other reasons for liver disease, such as medications, viral hepatitis or excessive alcohol use, non-invasive imaging tests such as ultrasound, CT scans and MRS are good indicators of the presence of NAFLD and/or NASH. However, such tests are not reliable in assessing the degree of inflammation and fibrosis, which would distinguish between the diseases. Moreover, some of these tests generate high rates of false negatives; up to 20% in ultrasound and CT scans. Necro-inflammation, or premature cell death coupled with inflammation, hepatocellular ballooning, or a form of liver cell death, and the degree of fibrosis strongly predict the risk of disease progression, all are based on histology. Therefore, the liver biopsy is the gold standard approach for the diagnosis of inflammation and fibrosis associated with NASH and NAFLD, and the differentiation between them. However, the procedure-related morbidity, pain, sample errors and costs limit its use.

The current lack of specific, non-invasive diagnostic tools for patient monitoring and clinical drug development for NAFLD and NASH present a major challenge to the scientific and medical communities. Initiation of treatment depends on an accurate diagnosis of NASH, which for now can only be arrived at by biopsy, thus limiting patient care and prognosis. We believe that a non-invasive, reliable diagnostic tool is also needed for the assessment of the efficacy of treatment in a particular patient with NAFLD or NASH, once treatment is initiated.

In light of this unmet need, new non-invasive methods for the diagnosis of NASH have been developed or are currently under development. Among those, MRS is a validated, commonly used and non-invasive technique for in-vivo fat quantification. There is a growing position in the scientific and medical community to replace assessment of liver histology with MR-based imaging tests, as set forth in an article published in Gastroenterology in 2016 (150:7–10). This school of thought is one of foundations to maintain our strategy of utilizing MRS technology as an endpoint in our ARREST Study of Aramchol. If we are successful in our clinical trials in correlating fat reduction in the liver as measured by MRS with Aramchol’s effect on inflammation in the liver, MRS may become a non-invasive biomarker with the ability to measure the effect of Aramchol in patients following treatment with the drug.

However, MRS does not measure inflammation, and thus the need for additional markers must still be addressed. As such, there is currently a growing interest in clinical prediction algorithms and biomarkers, such as the NAFLD fibrosis score, Enhanced Liver Fibrosis panel score and circulating biomarkers, such as CK-18, which is a marker of inflammation.

Recognizing this unmet need, we are collaborating with OWL, which developed the proprietary OWL LIVERTest®, a test seeking to stratify patients according to their metabolites profile. By correlating the findings of OWL LIVERTest® with liver biopsies in the patients enrolled in our studies, we are working towards finding a specific non-invasive test which would predict individual responses to Aramchol, which we believe could facilitate the market adoption of Aramchol. On July 8, 2015, we entered into a Research, Option and License Agreement and a Share Purchase Agreement with respect to the foregoing. OWL. See “Item 4.B. Information on the Company—Business Overview—Strategic Collaborations, Research Arrangements and other Material Agreements—OWL.”

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

Strategic Collaborations, Research Arrangements and other Material Agreements

OWL

On July 8, 2015, we entered into a Research, Option and License Agreement, or the OWL License Agreement with OWL, for the development of a non-invasive, blood-based complimentary diagnostic tool, which we believe could increase the likelihood of success of our Phase III trials and facilitate the market adoption of Aramchol. Pursuant to the terms of the OWL License Agreement, we will partially fund the research and development of the diagnostic tool in the amount of up to Euro 437,000 based on reaching development milestones. Subject to development under the OWL License Agreement, we have an option to exclusively license from OWL a complimentary diagnostic tool for NASH using Aramchol, or the OWL License Agreement Option, in consideration for the payment of a 10% royalty to OWL on an annual net sales of the complimentary diagnostic product. In addition, if OWL develops any other complimentary diagnostic tool for NASH not using Aramchol, it will pay us a royalty from revenues. Concurrently with the OWL License Agreement, we have entered into a Share Purchase Agreement, or the OWL SPA, pursuant to which we undertook to invest Euro 175,000 in OWL, subject to certain specified milestones. In addition, under the OWL SPA, OWL has granted us an option which will allow us to purchase additional shares up to 19.9% of OWL at the higher of the valuation as a then current round of financing or at a 15% premium on OWL's valuation in the most recent equity investments.

Upon exercise of the OWL License Agreement Option, we will own all rights, title and interest in and to (i) the complimentary diagnostic tool for NASH using Aramchol, excluding the OWL Markers (as defined in the OWL License Agreement) and any Licensed Technology (as defined in the OWL License Agreement) which are owned by OWL; (ii) the complimentary diagnostic tool for NASH using Aramchol intellectual property; and (iii) all Development Results (as defined in the OWL License Agreement).

University of California, San Diego

In February 2015, we entered into an Investigator Initiated Trial Agreement with the University of California, San Diego to conduct a Phase IIA Study for the treatment of HIV associated with Lipodystrophy and NAFLD, or the ARRIVE Study. The ARRIVE Study principal investigator is Dr. Rohit Loomba, a member of our scientific advisory board. The ARRIVE Study is a randomized, double-blinded, allocation-concealed, placebo-controlled, proof-of-concept Phase IIA clinical trial. The study will evaluate up to 50 patients with HIV-associated lipodystrophy and NAFLD, with either Aramchol at 600 mg or placebo for 16 weeks. Pre- and post-treatment MRI-measured liver fat content and total body fat via DEXA will be compared. The primary end point of successful therapy will be an improvement in hepatic steatosis as measured by MRI. Secondary endpoints will be an improvement in total body fat, metabolic profile, and liver biochemistry. On December 1, 2015 we announced that the FDA has cleared our IND application for the ARRIVE Study and on March 1, 2016, we announced that we have randomized the first patient in the ARRIVE study.

Perrigo API Ltd.

On January 28, 2015, the Company entered into a Manufacturing Services Agreement, or the Perrigo Agreement, with Perrigo API Ltd., or Perrigo, a subsidiary of Perrigo Company plc, for, among other things, the large-scale production of Aramchol API and the scale-up and manufacturing process optimization for large-scale production of the Aramchol API. To date, we have completed the process of transferring the development and scale-up process of the manufacturing process from Cambridge Major Laboratories to Perrigo. Pursuant to the Perrigo Agreement, Perrigo will provide manufacturing process, optimization services for large-scale production of the Aramchol API, manufacture the Aramchol API pursuant to current good manufacturing practices, or cGMP, and perform additional development services regarding scale-up and manufacturing optimization for the Aramchol API. In consideration for the services to be provided by Perrigo, the Company agreed to pay in accordance with the Perrigo Agreement a maximum aggregate amount of approximately $3.6 million U.S. dollars to Perrigo. The Perrigo Agreement also provides Perrigo, under certain circumstances, with the option to manufacture commercial supplies of the Aramchol API in the future. To date, Perrigo has manufactured 3 pilot batches of Aramchol. The material obtained is of appropriate quality and was produced under GMP. Additional development work pertaining to the scale-up and optimization of the process is currently being done by Perrigo. Based on the results of the optimization studies the parties to the Perrigo Agreement will decide whether they wish to complete all its stages.

Itamar Medical Ltd.

On September 29, 2014, we purchased 60 EndoPAT™ devices and accessories from, and entered into a collaboration with, Itamar to include an assessment of endothelial, or arterial, function in our ARREST Study of Aramchol in NASH patients who are obese and also suffer from insulin resistance. The purchase price for the EndoPAT™ devices and accessories was approximately $750,000.

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

The Aventis Agreement does not contain any diligence obligations that require us to exert any special efforts to develop a product for the prevention and treatment of cholesterol gallstones, nor are we contractually required to meet any milestones in respect of the development or commercialization of the invention. We have not yet paid, nor do we currently owe, any amounts to Aventis under the Aventis Agreement. Additionally, after experiencing poor patient recruitment and due to higher-priority clinical programs, at this point in time we have decided not to pursue the indications of cholesterol gallstones and we believe that it is unlikely that we will revive another study in cholesterol gallstones.

Unipharm

On October 7, 2000, in connection with a certain share subscription agreement, we sent a letter to Unipharm Ltd., or Unipharm, pursuant to which we agreed to negotiate the grant of an exclusive license to Unipharm with respect to the use of patents within our first patent family covering the composition of matter of Aramchol within Israel on to-be-agreed upon terms and conditions. The letter stated that, if granted, such license would at all times be subject to our best interests, as determined in our sole discretion, and all approvals and proceedings required by agreement or by law. As of the date hereof, no such definitive agreement has been executed with regard to this matter and at this stage we have no intention to pursue such an agreement. The letter is silent as to term, termination and whether or not it is binding.

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

Other companies, including Intercept Pharmaceuticals, Inc. and Genfit S.A., have molecules currently in Phase III clinical development, and Gilead Sciences, Inc., Tobira Therapeutics Inc., Conatus pharmaceuticals Inc., Novo Nordisk and Immuron have molecules and/or antibodies in Phase IIB clinical development for the treatment of NASH and the fibrosis associated therewith. Antibodies cannot be delivered orally. There are a host of other potential competitors in earlier stages of development relative to us for the treatment of NASH including, but not limited to Galectin therapeutics Inc., Arisaph pharmaceuticals Inc, AstraZeneca, Bristol-Myers Squibb, Medicinova and Nimbus. Some of these companies are focusing their trials on NASH patients with advanced fibrosis, whereas our studies relate to NASH, or the onset of fat accumulation in and inflammation of the liver, in which we expect that Aramchol will reduce and eventually eliminate liver inflammation by reducing the fat content of the liver.

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

Intellectual Property and Patent Strategy

The proprietary nature of, and protection for, our product candidates and our discovery programs for new indications, processes and know-how are important to our business. We own patent rights to Aramchol in various jurisdictions worldwide, including within and outside of Israel. We have sought patent protection in the United States and internationally for Aramchol and our discovery programs, and any other inventions to which we have rights, where available and when appropriate. We expect that patent protection covering the use of Aramchol for the treatment of fatty liver will not expire until 2022 (2021 in Israel), subject to any applicable extensions then-available. Within Israel, we agreed to negotiate the grant of an exclusive license to Unipharm Ltd. , or Unipharm, with respect to the use of patents within our first patent family covering the composition of matter of Aramchol on to-be-agreed upon terms and conditions. We are not in negotiations with Unipharm and no definitive agreement has been executed as of the date hereof.

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

Patent Portfolio for Aramchol (First-in-Class Synthetic FABAC)

The patent portfolio for Aramchol contains patents and pending patent applications directed to composition of matter, manufacturing methods and methods of use. As of March 10, 2016, we own six U.S. patents, and corresponding foreign patents and pending patent applications, as detailed below. We have also recently filed a PCT patent application for second generation FABAC compounds.

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

The second patent family discloses and claims additional FABACs with different conjugation moieties, as well as the use of these and the compounds disclosed in the first patent family above, including Aramchol, in the treatment of fatty liver, reduction of serum cholesterol and treatment of hyperglycemia and diabetes. This patent family includes a U.S. patent directed to the treatment of fatty liver a U.S. patent directed to reduction of serum cholesterol by administering additional forms of FABACs, and a U.S. patent (Continuation-in-Part) directed to the treatment of hyperglycemia and diabetes. This patent family also includes two European patents, one patent which was validated in Austria, Belgium, Cyprus, Denmark, Finland, France, Germany Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom, and the second patent which was validated in Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Spain, Sweden, Switzerland, Turkey and the United Kingdom. The family also includes patents in Australia, Canada, China, Czech Republic, Eurasia, Indonesia, Japan, Korea, Israel, Mexico, New Zealand, Norway, Poland and the Ukraine. Foreign patent applications are pending in Hungary and the Czech Republic. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended patent term for this patent family is due to expire on April 15, 2022, with the exception of the Israeli patent, which is due to expire on April 17, 2021. The terms of the U.S. patents in this family have been extended due to patent term adjustments of 567 days for U.S. Patent 7,501,403, which is directed to the treatment of fatty liver, and 24 days for U.S. Patent 8,110,564, which is directed to reduction of serum cholesterol, and 356 days for U.S. Patent 8,975,246, which is directed to disorders associated with altered glucose metabolism or insulin action.

A third patent family that is due to expire on February 1, 2030, discloses the use of FABACs in the treatment, prevention and inhibition of progression of Alzheimer’s Disease, cerebral amyloid angiopathy and other brain diseases characterized by amyloid plaque deposits. This patent family includes an issued European patent that was validated in France, Germany, Switzerland and the United Kingdom.

A fourth patent family, including one PCT patent application, discloses and claims second generation FABAC compounds.

A fifth patent family, including one PCT patent application, covers the use of Aramchol for the treatment of lipodystrophy.

A sixth patent family, including one provisional patent application, discloses and claims compositions comprising second generation FABAC compounds.

The seventh and an eighth patent families, each including one Israeli patent application, cover additional therapeutic uses of Aramchol.

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

Manufacturing

We do not own or operate manufacturing facilities for the production of our product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third-party contract manufacturers for all of our required raw materials, API and finished product for our preclinical research and clinical trials, including our ARREST Study for Aramchol for the treatment of NASH. We do not have long -term agreements with any of these third parties. We also do not have any current contractual relationships for the manufacture of commercial supplies of our product candidate if it is approved; however, the Perrigo Agreement (as described herein) provides Perrigo with the option to negotiate an exclusive commercial contract for the manufacture of commercial supplies of the Aramchol API in the future for a minimum term of five years. If our product candidate or future product candidates are approved by any regulatory agency, we intend to enter into agreements with a third-party contract manufacturer and one or more back-up manufacturers for the commercial production of those products. Development and commercial quantities of any products that we develop will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval. We currently employ internal resources to manage our manufacturing contractors. The relevant manufacturers of our drug products for our current preclinical and clinical trials have advised us that they are compliant with both cGMP and current Good Laboratory Practices, or cGLP.

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

We currently engage the services of Cambridge Major Laboratories, a leading provider of chemistry services to the global pharmaceutical industry, to develop and manufacture Aramchol clinical API. However, on January 28, 2015, we entered into the Perrigo Agreement with Perrigo, a subsidiary of Perrigo Company plc, for, among other things, the large-scale production of Aramchol’s API and the scale-up and manufacturing process optimization for large-scale production of the Aramchol API. As such, the Company is currently in the process of transferring the development and scale-up of the manufacturing process from Cambridge Major Laboratories to Perrigo. See “Item 4.B. Information on the Company—Business Overview—Strategic Collaborations, Research Arrangements and other Material Agreements—Perrigo API Ltd.” for a more information regarding the Perrigo Agreement.

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

Government Regulation and Product Approval

Governmental authorities in the United States and in other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those we are developing. Our product candidates must be approved by the FDA through the NDA process before they may be legally marketed in the United States and by the Committee on Human Medicinal Products, or CHMP, via the EMA and European Commission through the MAA process before they may be legally marketed in Europe. Our product candidate and future product candidates will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

We are conducting a global development program for Aramchol for the treatment of NASH in patients who are obese and also suffer from insulin resistance, and we may make our submissions for regulatory approval in parallel; initially in Europe and in the United States. Typically, approval time in the United States with the FDA for an NDA is faster than that within Europe with the EMA and the European Commission for an MMA, especially when the novelty of the submission is considered. First in class, high medical need and rare disease drugs can experience faster review. Nevertheless, marketing and pricing approval presents a further delay in many countries that should be considered in addition to the regulatory approvals noted above.

United States Government Regulation

NDA Approval Processes

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and implementing regulations and guidance documents. Failure to comply with the applicable U.S. requirements at any time during the product development process or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, warning letters, product seizures, total or partial suspension of production or distribution, or injunctions, fines, disgorgement, and civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of nonclinical laboratory tests, animal studies and formulation studies conducted according to Good Laboratory Practices, or GLPs, or other applicable regulations;

•	submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCPs, to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMPs to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of FDA inspections of clinical sites and GLP toxicology studies; and

•	FDA review and approval of the NDA.

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

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs and relevant FDA regulations. These regulations include the requirement that all research subjects provide informed consent. Further, an IRB must review and approve the plan for any clinical trial, including the informed consent document, before it commences at any institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative and must monitor the study until completed. All clinical trials must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject inclusion and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors must also report within set timeframes to FDA serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure, or any findings from other studies or animal or in-vitro testing that suggest a significant risk in humans exposed to the drug.

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

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points are typically prior to the submission of an IND, at the end of Phase II and before an NDA is submitted. Meetings at other times may also be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase II to discuss their Phase II clinical results and present their plans for the pivotal Phase III clinical trial that they believe will support the approval of the NDA. If a Phase II clinical trial is the subject of discussion at the end of Phase II meeting with the FDA, a sponsor may be able to request a Special Protocol Assessment, or SPA, the purpose of which is to reach agreement with the FDA on the Phase III clinical trial protocol design and analysis that will form the primary basis of an efficacy claim.

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

Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant. The FDA may refer the NDA to an advisory committee for review and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured and tested. The FDA will also inspect selected clinical sites that participated in the clinical studies and may inspect the testing facilities that performed the GLP toxicology studies cited in the NDA.

Expedited Review and Approval

NDAs receive either standard or expedited review. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive expedited review. The FDA has various specific programs, including Fast Track, Breakthrough Therapy, Priority Review, and Accelerated Approval, which, in different ways, are each intended to expedite the process for reviewing and approving drugs. Even if a drug qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened. Generally, drugs that are eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs and those that offer meaningful benefits over existing treatments. For example, Fast Track is a process designed to facilitate the development and expedite the review of drugs to treat serious or life-threatening diseases or conditions and fill unmet medical needs, and Breakthrough Therapy designation is designed to expedite the development and review of drugs that are intended to treat a serious condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on a clinically significant endpoint(s). Priority review is designed to give drugs that offer major advances in treatment or provide a treatment where no adequate therapy exists an initial review within six months as compared to a standard review time of ten months. Although Fast Track, Breakthrough Therapy designation and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track or Breakthrough Therapy designated drug and expedite review of the application for a drug designated for priority review. The FDA will also provide Breakthrough Therapy designated drugs intensive guidance on an efficient drug development program and provide these drug developers with an organizational commitment from the FDA involving senior managers. Since sponsors can design clinical trials in a number of ways, in providing its guidance for drugs designated as breakthrough therapies, the FDA will seek to ensure that the sponsor of the product designated as a breakthrough therapy receives timely advice and interactive communications in order to help the sponsor design and conduct a development program as efficiently as possible. During these interactions, the FDA may suggest, or a sponsor can propose, alternative clinical trial designs (e.g., adaptive designs, an enrichment strategy, use of historical controls) that may result in smaller trials or more efficient trials that require less time to complete. Such trial designs could also help minimize the number of patients exposed to a potentially less efficacious treatment (i.e., the control group treated with available therapy).

Accelerated Approval, which is described in 21 C.F.R. § 314.500 et seq., provides for approval of a new drug that is intended to treat a serious or life-threatening disease or condition and that fills an unmet medical need based on a surrogate endpoint. A surrogate endpoint is a laboratory measurement or physical sign used as an indirect or substitute measurement representing a clinically meaningful outcome. To be used in accelerated approval, a surrogate endpoint must be “reasonably likely, based on epidemiologic, therapeutic, pathophysiologic, or other evidence to predict benefit” on irreversible morbidity or mortality.” The term “reasonable likely” implies that some uncertainty remains about the relationship of the surrogate to the clinical benefit to the patient. Therefore, accelerated approval is typically contingent on a sponsor’s agreement to conduct additional post-approval studies to verify and describe the drug’s clinical benefit. Accelerated Approval does not change the standards for approval, but by allowing a demonstration of efficacy based on a surrogate endpoint may expedite the approval process.

Liver histology currently offers the best short-term method for tracking the progression of NASH. Certain features on histopathology provide some prognostic information regarding risk for progression. Steatohepatitis, not isolated fatty liver, is associated with a substantial increase in the long-term risk of developing cirrhosis and liver-related outcomes (15, 35). This is believed to be related to the underlying inflammation and activation of pro-fibrogenic pathways in NASH. Based on this current understanding of the pathogenesis of NASH, one would expect that reversal of steatohepatitis would reduce the risk of developing cirrhosis. However, steatosis and inflammation can decrease as fibrosis advances (37). Therefore, the reversal of steatohepatitis with no evidence of progression to advanced fibrosis (stage 3 or 4), may be an acceptable surrogate endpoint suitable both for phase IIB and III trials that enroll patients with NASH and evidence of early fibrosis.

On September 23, 2014, the FDA granted Fast Track designation status to Aramchol for the treatment of OD patients with NASH.

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

Any drug product manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things record-keeping requirements; good manufacturing practices; reporting of adverse experiences with the drug; providing the FDA with updated safety and efficacy information; drug sampling and distribution requirements; notifying the FDA and gaining its approval of specified manufacturing or labeling changes; and complying with FDA promotion and advertising requirements.

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

Israel

Clinical Testing in Israel

In order to conduct clinical testing on humans in Israel, special authorization must first be obtained from the ethics committee and general manager of the institution in which the clinical studies are scheduled to be conducted, or in certain cases, the general manager of the Ministry of Health, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable legislation. In addition, these regulations also require authorization from the Israeli Ministry of Health, in the case of genetic trials, certain fertility trials and in such other matters as set forth by the Ministry of Health, which also include our ARREST Study for Aramchol. The institutional ethics committee must, among other things, evaluate the anticipated benefits that are likely to be derived from the project to determine if it justifies the risks and inconvenience to be inflicted on the human subjects, and the committee must ensure that adequate protection exists for the rights and safety of the participants as well as the accuracy of the information gathered in the course of the clinical testing. Because we intend to perform a portion of the clinical studies on certain of our therapeutic candidates in Israel, we obtained authorization from the ethics committee and general manager of each institution in which we intend to conduct our clinical trials, and from the Israeli Ministry of Health.

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

Description of Property and Facilities

Our corporate headquarters are located at 16 Ze’ev Tiomkin Street, Tel Aviv, Israel, 6578317, where we lease and occupy approximately 356 square meters of space. We entered into the lease agreement On March 22, 2015 with Mintz K. Construction Compd., after our previous lease agreement at 8 Shaul Hamelech Blvd., Amot Mishpat Bldg., Tel Aviv, Israel, 6473307 was terminated. The term of the Lease is for 4 years with an option for two additional years. The aggregate monthly rental payment for 4 years, together with adjustments and the maintenance fees, is approximately $8,194.

In addition, in May 2015, our sublease agreement with Radix Organization Inc., for one office in New York, New York was expired.

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

Overview

We are a clinical-stage biopharmaceutical company focused on the development of a novel, once-daily, oral therapy for the treatment of liver diseases utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. We believes that our product candidate, Aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that we believe constitutes a large unmet medical need, and HIV-associated lipodystrophy and NAFLD.

On February 1, 2015, we began our ARREST Study, a multi-center, randomized, double-blind, placebo-controlled, dose-ranging Phase IIB clinical trial of Aramchol in 240 OD patients who have been biopsy-diagnosed as having NASH. Our ARREST Study is in accordance with the study design recommended by the MHRA and has been deemed acceptable by the BfArM and deemed satisfactory by the ANSM. The study design has been confirmed by the FDA in a written pre-IND advice as acceptable for a Phase IIB study. The BfArM and ANSM also confirmed, in minutes of each of their respective scientific advisory meetings, that if successful, this ARREST Study may serve as a basis for Phase III pivotal trials of Aramchol. The FDA and MHRA invited us to discuss the next steps in the development of Aramchol after we analyze the results of the ARREST Study. If the Phase III trials are successful, we intend to submit an NDA to the FDA and an MAA to the EMA for the approval of Aramchol for the treatment of NASH in OD patients in the United States, Europe and Latin America. We currently expect top-line data from the ARREST Study to be completed by the first quarter 2018, inclusive of the three-month follow-up period. Once 120 patients in the ARREST Study complete six months of treatment, we intend to conduct an interim analysis regarding the safety of Aramchol. The interim analysis will provide safety data according to which an independent safety board will decide whether to continue studying both doses or move all patients to one dose, if one is found to be safer than the other. We do not anticipate the interim results to lead to the stoppage of our ARREST Study, but no assurance can be given. This reflects the importance of the main secondary endpoint of the resolution of NASH in biopsies, which can be assessed only at the completion of the study and by repeated liver biopsies. We currently expect results from the interim analysis to be available by December 2016, or early first-quarter 2017.

We are also exploring other indications for the use of Aramchol, including patients with HIV-associated lipodystrophy and NAFLD. On December 1, 2015 we announced that the FDA had allowed our IND application to proceed for the ARRIVE Study. The ARRIVE Study is an investigator-initiated study sponsored by the University of California San Diego, where it will be conducted, and led by Professor Rohit Loomba. The Study is designed as a randomized, double-blinded, allocation-concealed, placebo-controlled, proof-of-concept Phase IIA clinical trial, and will evaluate either Aramchol at 600 mg or placebo for 16 weeks in up to 50 patients with HIV-associated lipodystrophy and NAFLD. Pre- and post-treatment MRI-measured liver fat content and total body fat via DEXA will be compared. The primary end point of successful therapy will be an improvement in hepatic steatosis as measured by MRI. Secondary endpoints will be an improvement in total body fat, metabolic profile, and liver biochemistry.

On April 28, 2014, we commenced PK and food effect studies of Aramchol. In written correspondence from December 2013 regarding a requested pre- IND, application meeting, the FDA recommended that we conduct such studies prior to commencing our ARREST Study of Aramchol for the treatment of NASH. We conducted the PK study at the Sourasky Medical Center in Tel Aviv, Israel. We enrolled 66 healthy male volunteers who received three doses of Aramchol: 200 mg, 400 mg and 600 mg. The two higher doses are used in our ARREST Study. In December 2014, we completed the statistical analysis of the PK study of the three doses of Aramchol and observed no serious adverse events. Such PK study provides additional safety data to further support existing safety data from our pre-clinical studies and our Phase I and Phase IIA clinical trials of Aramchol.

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

To date, we have not generated revenue from the sale of any product, and we do not expect to generate any significant revenue unless and until we commercialize Aramchol, or license the product to a third party. As of December 31, 2015, the Company had an accumulated deficit of approximately $47.4 million.

Our financing activities are described below under “Liquidity and Capital Resources.” Obtaining approval of an NDA, MMA, or other similar application is an extensive, lengthy, expensive and uncertain process, and the FDA, EMA and other regulatory agencies may delay, limit or deny approval of our product.

Financial Overview

We have funded our operations primarily through the sale of equity and debt securities in private equity offerings and debt financings in Israel to our affiliates (which has subsequently been converted in whole to common equity; no debt remains on our balance sheet), shareholders and third-party investors, and as of March 18, 2014, through the sale of our ordinary shares in our initial public offering. At December 31, 2015, we had current assets of $23.4 million, which is mainly comprised of cash and cash equivalents of $4.2 million and short-term investment securities of $18.8 million. This compares with current assets of $32.2 million at December 31, 2014, which is mainly comprised of cash and cash equivalents of $23.7 million and short-term investment securities of $8.2 million.. We believe that such existing funds and the proceeds from our initial public offering will be sufficient to continue our business and operations as currently conducted into 2017. However, we will continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further develop our research and development programs.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent-related legal fees, costs of preclinical studies and clinical trials and drug and laboratory supplies. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our products. Increases or decreases in research and development expenditures are attributable to the number and/or duration of the preclinical and clinical studies that we conduct.

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

Financial Income, Net

Our financial income consists of interest income from marketable securities and short-term bank deposits. Our financial expense consists of bank fees.

Critical Accounting Policies and Estimate

We prepare our financial statements in accordance with U.S. GAAP. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. For further significant accounting policies please see Note 2 to our audited consolidated financial statements of this annual report. We believe that our accounting policies contained therein are critical in fully understanding and evaluating our financial condition and operating results.

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

Information regarding each such issuance, on a post-Reorganization(1) basis, is included in the following table:

Year of issuance of equity	Instrument issued	Number of shares derived from the instrument issued	Number of options/warrants/RSUs	Consideration ($)	Exercise price ($)
2000	Ordinary shares	3,754,350	—	650,000	—
2002	Options	—	38,637	—	1.47
2005 – 2008	Ordinary shares upon conversion of convertible notes	1,241,487	—	3,596,778	—
2012	Warrants (2)	—	241,299	—	3.57
2012	Options	—	241,299	—	3.57
2013	Ordinary shares upon conversion of the Convertible Loan Agreement (3)	1,043,928	—	3,724,462	—
2013	Ordinary shares upon conversion of the Bridge Loans	511,029	—	1,824,300	—
2013	Ordinary shares upon conversion of the Convertible Security Notes (4)	515,403	—	4,717,641	—
2013	Options	—	1,219,617	—	0.01 – 3.57
2013	Ordinary Shares	33,534		120,000
2014	Ordinary shares	560,224	—	2,000,000	—
2014	Option	—	25,749	—	3.57
2014	Ordinary shares upon initial public offering (5)	3,263,010	—	39,856	—
2014	Cashless exercise of options	177,488	(241,299)	—	-
2014	Warrants	—	65,260	—	16.87
2014	Options	—	233,750	—	5.49
2015	Options	—	160,000	—	5.49
2015	Options	—	11,000	—	9.73
2015	Options	—	45,000	—	9.13
2016	Options	—	242,500	—	7.61
2016	RSUs	—	41,250	—	—
2016	Options (6)	—	470,000	—	5.94
2016	RSUs (6)	—	37,500	—	—

(1)	Retroactively adjusted to reflect the 729:1 share split, which occurred upon the consummation of the Reorganization.
(2)	The warrant was issued with several performance conditions to its exercise. The Company estimated that the conditional performances set forth in the warrant would not be met and accordingly did not record expenses due to such warrant, which expired in May 2013.
(3)	The convertible loan agreement, dated December 21, 2011, by and among GHI, its shareholders and Shirat HaChaim Ltd., or the Convertible Loan Agreement, was entered into in 2011, but for accounting purposes it was deemed issued in January 2012 and was classified as an equity instrument. In 2013, the Convertible Loan Agreement was converted into ordinary shares.

(4)	In August and September 2013, GHI issued to its shareholders convertible security notes, or the Convertible Security Notes, convertible into ordinary shares of GHI, or any of its successors, with an aggregate face value of $1.84 million. The Company revalued the Convertible Security Notes based on their fair value as a result of a modification of their conversion price in December 2013. For further elaboration see the notes to our financial statements contained elsewhere herein.
(5)	Net of offering expenses in the amount of $ 4,204.

(6)	This equity grant is subject to shareholder approval.

The intrinsic value of the Company’s vested and unvested options outstanding as of March 10, 2016 and 2015, based on the market price per share, was $5.3 million and $12.2 million, respectively.

Results of Operations

The table below provides our results of operations (which reflect the results of operations of GHI, our Predecessor, prior to the Reorganization, as well as the financial data of the Company (the successor) post Reorganization) for the year ended December 31, 2015 as compared to the years ended December 31, 2013, 2012 and 2011.

	Year Ended December 31,
	2013		2014		2015
	(thousands)
Research and development expenses	$7,207		$6,664		$7,629
General and administrative expenses	7,355		2,478		3,246
Capital Loss	10		—		—
Operating loss	14,572		9,142		10,875
Financial (income) expenses, net	2,912		(40)		(253)
Operating loss post-finance expense & other income, net	17,484		9,102		10,622
Taxes on income	1		1		-
Net loss	$17,485		$9,103		$10,622
Comprehensive loss	$17,485		$9,099		$10,832
Loss per share	$3.45	(*)	$0.88	(*)	$0.96

(*) Retroactively adjusted to reflect the 729:1 share split, which occurred upon the consummation of the Reorganization.

Research and Development Expenses

Our research and development expenses amounted to $7.6 million during the year ended December 31, 2015, representing an increase of $965 thousand, or 14%, compared to $6.7 million for the year ended December 31, 2014. The increase primarily resulted from an increase in research and development subcontractor expenses in connection with the ARREST Study of $2.5 million; partially offset by a decrease in drug development related expenses of $2.0 million, as compared to such expenses for the comparable prior year.

Our research and development expenses amounted to $6.7 million during the year ended December 31, 2014, representing a decrease of $543 thousand, or 8%, compared to $7.2 million for the year ended December 31, 2013. The decrease primarily resulted from a decrease in non-cash-stock-based compensation of $4.3 million, partially offset by an increase in research and development subcontractor expenses in connection with The manufacturing of Aramchol drug product of $3.2 million and an increase of $573 thousand in salaries and benefits paid to new employees hired since the comparable prior year period.

General and Administrative Expenses

Our general and administrative expenses amounted to $3.2 million for the year ended December 31, 2015, representing an increase of $768 thousands, or 31%, compared to $2.5 million for the year ended December 31, 2014. The increase primarily resulted from an increase in salaries and benefits to new employees hired since the comparable prior year period, consisting of non-cash stock-based compensation of $257 thousand and salaries paid to employees in the amount of $164 thousand. The increase in the general and administrative expenses is also as a result of an increase in professional services of $290 thousand, which includes primary legal, accounting and investor relations and business development expenses.

Our general and administrative expenses amounted to $2.5 million for the year ended December 31, 2014, representing a decrease of $4.9 million, or 66%, compared to $7.4 million for the year ended December 31, 2013. This decrease primarily resulted from a decrease in non-cash stock-based compensation of $6.0 million, partially offset by an increase in salaries and benefits paid to employees of $443 thousand and an increase in professional services expenses of $516 thousand, which primarily includes legal, accounting and consulting services.

Operating Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to generate operating revenues since, our operating loss for the year ended December 31, 2015 was $10.9 million, representing an increase in our operating loss of $1.7 million, or 19%, compared to $9.1 million for the year ended December 31, 2014.

Our operating loss for the year ended December 31, 2014 was $9.1 million, representing a decrease in our operating loss of $5.4 million, or 37%, compared to $14.6 million for the year ended December 31, 2013.

Financial Income (Expense), Net

Our financial income, net, for the year ended December 31, 2015 was $253 thousand, representing an increase of $213 thousand, or 533%, compared to $40 thousand for the comparable prior year period. The increase primarily resulted from an increase in interest income from marketable securities and short-term deposit resulting from our implementation of a cash management strategy during the year in an effort to generate revenues with excess liquidity.

Our financial income, net, for the year ended December 31, 2014 was $40 thousand, representing a decrease of $2.9 million, compared to $2.9 million financial expenses for the comparable prior year period. This decrease resulted from recording the difference between the fair value of new convertible notes and the net carrying amount of the extinguished notes, in the amount of approximately $2.9 million, in the statement of operations report for the year ended December 31, 2013.

Net Loss

As a result of the foregoing research and development and general administrative expenses as well as our failure to generate revenue, our net loss for the year ended December 31, 2015 was $10.6 million, representing an increase of $1.5 million, or 17%, compared to $9.1 million for the year ended December 31, 2014.

Our net loss for the year ended December 31, 2014 was $9.1 million, representing a decrease of $8.4 million, or 48%, compared to $17.5 million for the year ended December 31, 2013.

Liquidity and Capital Resources

Overview

To date, we have funded our operations primarily through the sale of equity and debt securities in private equity offerings and debt financings in Israel to our affiliates (which has subsequently been converted in whole to common equity; no debt or debt-related securities remains on our balance sheet), shareholders and third-party investors, and as of March 18, 2014, through the sale of our ordinary shares in our initial public offering.

We have incurred substantial losses since our inception. As of December 31, 2015, we had an accumulated deficit of approximately $47.4 million and working capital (current assets less current liabilities) of $20.8 million. Do to our expectation that we will continue to not generate any revenues for the foreseeable future, we expect that losses will continue for the foreseeable future.

As of December 31, 2015, we had cash and cash equivalents of $4.2 million and marketable securities of $18.8 million invested in accordance with our investment policy, totaling $23.0 million in highly-liquid assets, primarily with a view towards liquidity and capital preservation with an average maturity of 0.71 years, as compared to $23.7 million and $8.2 million as of December 31, 2014, totaling $32.0 million in highly-liquid assets, respectively. The decrease is mainly attributable to our net loss of $10.6 million

As of December 31, 2014, we had cash and cash equivalents of $23.7 million and short-term deposits and marketable securities of $8.2 million, totaling $32.0 million in highly-liquid assets, as compared to $137 thousand and $0 as of December 31, 2013, respectively. This increase was primarily due to net proceeds from our initial public offering of approximately $39.9 million.

Cash Flow from Operating Activities

We had negative cash flow from operating activities of $8.5 million for the year ended December 31, 2015 as compared to a negative cash flow from operating activities of $9.2 million for the year ended December 31, 2014. The negative cash flow from operating activities for the year ended December 31, 2015 was mainly attributable to our net loss of $10.6 million, offset by a stock based compensation expense of $970 thousand and an increase of trade payables of $1.4 million.

We had negative cash flow from operating activities of $9.2 million for the year ended December 31, 2014 as compared to a negative cash flow from operating activities of $2.5 million for the year ended December 31, 2013. The negative cash flow from operating activities for the year ended December 31, 2014 was mainly attributable to our net loss of $9.1 million.

Cash Flow from Investing Activities

We had negative cash flow from investing activities of $11.1 million for the year ended December 31, 2015 as compared to a negative cash flow from investing activities of $9.0 million for the year ended December 31, 2014. The negative cash flow from investing activities for the year ended December 31, 2015 was mainly due to an investment in marketable securities in the amount of $26.5 million, offset by maturity of marketable securities and short term deposits in the amount of $15.5 million.

We had negative cash flow from investing activities of $9.0 million for the year ended December 31, 2014 as compared to a positive cash flow from investing activities of $3.0 thousand for the year ended December 31, 2013. The negative cash flow from investing activities for the year ended December 31, 2014 was due to an investment in short-term deposits and marketable securities in the amount of $8.2 million and the purchase of medical equipment in the amount of $750 thousand.

Cash Flow from Financing Activities

We did not have any cash flow from financing activity for the year ended December 31, 2015 as compared to a positive cash flow from financing activities of $41.9 million for the year ended December 31, 2014.

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

We believe that our existing cash resources and the net proceeds from our initial public offering will be sufficient to fund our projected cash requirements approximately into 2017. Nevertheless, we will require significant additional financing in the future to fund our operations if and when we progress into Phase III trials of Aramchol and clinical trials for other indications and other research and development related activities

Current Outlook

According to our estimates and based on our budget, if we are not successful in obtaining additional capital resources, there is substantial doubt that we will be able to continue our activities beyond 2017. Even with the funds raised in our initial public offering, we believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all.

Developing drugs, conducting clinical and preclinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing cash resources and the net proceeds from our initial public offering will be sufficient to fund our projected cash requirements approximately into 2017. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into Phase III trials of Aramchol for the treatment of NASH in patients who are obesity and also suffer from insulin resistance and clinical trials for other indications, obtain regulatory approval for Aramchol and commercialize the drug. We currently anticipate that we will utilize approximately $18.0 million for clinical trial activities over the course of the next 12 months. Our future capital requirements will depend on many factors, including:

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

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2015.

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Facility leases (1)	$164	$51	$102	$11	$-
Purchase Obligations	874	327	519	28
Termination payment (2)	180	-	-	-	180
Total	$1,218	$378	$621	$39	$180

(1)	For a more detailed description of the facility leases, see “Description of Property and Facilities” above.

(2)	Consists of remuneration for our Chief Executive Officer’s non-competition undertakings, in the event of termination of his employment, other than for cause

We enter into contracts in the ordinary course of business with CROs for clinical trials and clinical supply manufacturing and with vendors for preclinical research studies and other services and products for operating purposes, which generally provide for termination within 30 days of notice, and therefore are cancelable contracts and not included in the Contractual Obligations table above. We have included as purchase obligations our commitments under agreements to the extent they are quantifiable and are not cancelable.

Other than as described below, we did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2015.

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

ITEM 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

Set forth below is information concerning the directors, senior management and executive officers of the Company as of March 10, 2016. The business address for each of our directors, senior management and corporate officers is c/o Galmed Pharmaceuticals Ltd., 16 Tiomkin St., Tel Aviv 6578317, Israel.

Name	Age	Position

Chaim Hurvitz(1)(6)	55	Chairman of the Board, Class III Director; Chairman of the R&D Committee, Chairman of our Nomination Committee

Allen Baharaff	51	President and Chief Executive Officer, Class II Director

Dr. Maya Halpern(7)	63	Chief Medical Officer, Class I Director

Josh Blacher	43	Chief Financial Officer

George Tonelli	56	Vice President, Clinical Operations

Dr. Antony Appleyard	41	Vice President, Drug Development

William Marth(1)(2)(6)	61	Class III Director

Shmuel Nir(2)(3)(4)	54	Class II Director

Tali Yaron-Eldar(2)(3)(4)(5)(6)	52	Director; External Director; Chairman of our Audit Committee, Chairman of our Remuneration Committee

David Sidransky, M.D. (1)(2)(3)(4)(5)(6)	55	Director; External Director

(1)	A member of our research & development committee, or our R&D Committee.

(2)	Independent director under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board.

(3)	A member of our audit committee, or our Audit Committee.

(4)	A member of our remuneration committee, or our Remuneration Committee.

(5)	An external director under the Companies Law, approved by our shareholders.

(6)	A member of our Nomination Committee.

(7)	On February 11, 2016, we announced that Dr. Maya Halpern will retire from the Company as our Chief Medical Officer and as a director effective as of April 9, 2016 (the “Resignation Date”), due to her reaching retirement age.

Chaim Hurvitz, our chairman of the Board and the Chairman of our R&D Committee and Nomination Committee, joined our Board in 2011. Mr. Hurvitz currently serves as the Chief Executive Officer of CH Health, a private venture capital firm, a position he has held since May 2011. Mr. Hurvitz served as a member of the board of directors of Teva Pharmaceuticals Industries Ltd. from 2010 to 2014. Previously, he was a member of the senior management of Teva Pharmaceuticals Industries Ltd., serving as the President of Teva International Group from 2002 until 2010, as President and Chief Executive Officer of Teva Pharmaceuticals Europe from 1992 to 1999 and as Vice President - Israeli Pharmaceutical Sales from 1999 until 2002. Mr. Hurvitz presently serves as a member of the management of the Manufacturers Association of Israel and head of its pharmaceutical branch. Mr. Hurvitz holds a Bachelor of Arts degree in political science and economics from Tel Aviv University, which was awarded in 1985.

Allen Baharaff, our controlling shareholder, President and Chief Executive Officer and a member of our Board, co-founded the Group in 2000, served as the Chief Financial Officer of GHI from 2000 until January 2015, and has served as our Chief Executive Officer since January 2012 and as our President since March 2015. Previously, he held a number of senior executive positions, including a Senior Vice President position at Isramex Projects Ltd., an energy project financing company, and Managing Director of T+M Trusteeship & Management Services (Israel) Ltd., a subsidiary of a Swiss company providing trust and similar services. Since 2001, Mr. Baharaff also serves as a member of the board of directors of the Tel-Aviv Museum of Arts, since 2005, Mr. Baharaff serves as a Director of the Rubin Museum. Mr. Baharaff holds a Bachelor of Science degree in economics from the London School of Economics, University of London and LLB and MA degrees from Cambridge University. Since 1993, Mr. Baharaff has been a member of the Israel Bar Association.

Dr. Maya Halpern, our Chief Medical Officer and a member of our Board since 2011, served as a Medical Advisor at CH Health, an Israeli private venture capital company controlled by our Chairman from 2011 to 2015, prior to which, from 2000 to 2010, Dr. Halpern worked in the pharmaceutical industry as a medical director of Teva Pharmaceutical Industries Ltd. in Israel and in Teva’s international group of subsidiaries. Dr. Halpern’s experience covers managing clinical trials, as well as medical and ethical aspects of drug marketing. Dr. Halpern holds a Medical Degree from Hadassah Medical School, the Hebrew University, Jerusalem and an M.A. in philosophy from the Tel Aviv University. On February 11, 2016, we announced that Dr. Maya Halpern will retire from the Company as our Chief Medical Officer and as a director effective as of the Resignation Date, due to her reaching retirement age.

Josh Blacher, our Chief Financial Officer, has served in such capacity since January 2015. Mr. Blacher joined the Company in October 2014 as Senior Director, Corporate Development. Mr. Blacher has seven years of experience in biotech-related business development, operations and investing, as well as 14 years of experience in capital markets. Prior to joining the Company, among other things, Mr. Blacher served as Director of Business Development at Teva Innovative Ventures, Teva Pharmaceuticals’ early- and mid-stage investment and in-licensing arm from 2008 to 2011. In that capacity, Mr. Blacher helped build and manage Teva’s portfolio of approximately 20 equity investments in biotech companies, spanning a wide range of development stage companies from pre-clinical through Phase III projects, as well as various therapeutic areas. Previously, from 1995 to 2005. Mr. Blacher also held positions in portfolio investment management at Deutsche Asset Management and Morgan Stanley, as well as in mergers & acquisitions at Lehman Brothers. Mr. Blacher holds an MBA in Finance from Columbia Business School and a BA in Economics from Yeshiva University, which he was awarded in 2001 and 1995, respectively.

George Tonelli, our Vice President of Clinical Operations, has served in such capacity since March 2015. Mr. Tonelli has 25 years of progressive experience in clinical development operations and regulatory affairs. Prior to joining the Company, Mr. Tonelli planned and managed diabetes trials at MannKind Corporation from 2005 to 2014, culminating in FDA approval of Afrezza® Inhalable Insulin. Prior to joining Mankind Corporation, Mr. Tonelli held leadership positions in clinical development and project management at Innapharma. He began his career in regulatory affairs in the Medical Research Division of American Cyanamid (Lederle Labs). He holds a Bachelor of Science degree from Rutgers University.

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

William Marth, a director of the Company since March 2014, serves as president and chief executive officer elect of Albany Molecular Research Inc. since January 2014 and serves as the chairman of the board of directors of Sorrento Therapeutics since January 2014 and as a director at the University of Illinois at Chicago College of Pharmacy (UIC). Previously, Mr. Marth has served as chairman of the board of directors of Albany Molecular Research Inc. from May 2012 to December 2013, prior to which he served as President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. in the Americas from June 2010 to November 2012. From January 2008 to June 2010, he served as President and Chief Executive Officer of Teva North America and as President and Chief Executive Officer of Teva USA from January 2005 to January 2008. In addition, Mr. Marth worked with several large equity firms providing guidance on their healthcare investments. He was a member of Teva’s global executive management team and Teva Americas’ board of directors from 2007 to 2012. From July 1999 to January 2002, he was the Executive Vice President and Vice President of Sales and Marketing for Teva USA. Prior to joining Teva USA, he held various positions with the Apothecon division of Bristol-Myers Squibb. In February 2008, Mr. Marth was elected Chairman of the Generic Pharmaceutical Association where he is also a member of the executive committee. He is a licensed pharmacist and previously served as the Chairman of the board of directors of the Generic Pharmaceutical Association (GPhA) in 2008 and 2009 and the American Society for Health-System Pharmacists (ASHP) in 2010, and on various boards and committees, including The University of the Sciences in Philadelphia, the American Society for Health-System Pharmacists and the Board of Ambassadors for John Hopkins’ Project RESTORE. Mr. Marth earned his B.Sc. in pharmacy from the University of Illinois in 1977 and his M.B.A. in 1989 from the Keller Graduate School of Management, DeVry University.

Shmuel Nir, a director of the Company since 2007, serves as President and Chief Executive Officer of Tushia Consulting Engineers Ltd., an investment and management services company, and Chairman of the board of directors of Matan Digital Printers Ltd. From March 1998 to January 2008, he served as President and Chief Executive Officer of Macpell Industries Ltd., a leading industrial group. Between January 1991 and March 1998, Mr. Nir was an Executive Vice President of Operations at Macpell Industries Ltd. and President and Chief Executive Officer of two of its subsidiaries, New Net Industries Ltd. and New Net Assets Ltd. Prior to January 1991, Mr. Nir had held various positions with Intel Corporation in Jerusalem, Israel and Tefen Management Consulting. Between 1999 and 2006, Mr. Nir served as managing partner at Spring Venture Capital Fund. Mr. Nir holds a B.Sc. in Industrial Engineering and Management from the Technion - Israel Institute of Technology in Haifa, which was awarded in 1989.

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

David Sidransky, M.D., has been a director and external director of the Company since June 2014. Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He serves as the Director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins University. He is a Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at John Hopkins University and Hospital. Dr. Sidransky has written over 500 peer-reviewed publications, and has contributed to more than 60 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award presented by the American Association of Cancer Research. Dr. Sidransky has served as Vice Chairman of the Board of Directors of ImClone. He is Chairman of the Board of Champions Oncology and Tamir Biotechnology and is on the board of directors of Rosetta Genomics Ltd., Orgenesis Inc., and Advaxis, Inc. He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In addition, Dr. Sidransky served as Director of American Association for Cancer Research from 2005 to 2008. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine. There are no family relationships between any director or executive officer. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or executive officer was selected as a director or member of senior management, as the case may be.

Scientific Advisory Board

We seek advice from our Scientific Advisory Board generally on scientific and medical matters. Our Scientific Advisory Board includes: Prof. Vlad Ratziu, from the University Pierre et Marie Curie in Paris, France and coordinator of the EU FP7 FLIP consortium; Prof. Scott Friedman from the Icahn School of Medicine at Mount Sinai in New York, United States; Prof. Arun Sanyal, from the Virginia Commonwealth University in Richmond, Virginia; Prof. Rohit Loomba, from the University of California San Diego School of Medicine in San Diego, California; Prof. Jose Mato, from CIC bioGUNE and CIC biomaGUNE, Spain; Prof. Eric Gershwin, Chief, Division of Rheumatology Allergy and Clinical Immunology of University of California at Davis, in Davis, California; and Prof. Ran Oren from Hadassah University Hospital in Ein Kerem, Jerusalem, Israel.

B. Compensation.

Certain Approvals Required for Office Holders’ Compensation of the Companies Law

Pursuant to the Companies Law, the Company was required to adopt a compensation policy regarding the Terms of Office and Employment of its Office Holders (as such terms are defined below), which includes exemption and release of the Office Holders from liability for breach of his or her duty of care to the Company, an undertaking to indemnify the Office Holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid, or the Terms of Office and Employment. The Company’s compensation policy with respect to the Terms of Office and Employment of the Company’s Office Holders, or the Compensation Policy, was approved by the Board in November 2014 after considering the recommendations of the Remuneration Committee and was adopted by the Company’s shareholders in December 2014.

The term ‘Office Holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of March 2016, in addition to the seven members of the Board, the Company considers five other individuals, including its Chief Financial Officer, its Vice President of Clinical Operations, and its Vice President – Drug Development to be Office Holders.

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

The Terms of Office and Employment of directors (including an officer who is a director but is not a controlling shareholder) further require the approval of the shareholders by a simple majority in addition to the approval of the Compensation Committee and the Board, in that order; with respect to a chief executive officer or an officer who is a controlling shareholder, the approval of the shareholders must be made by the Special Majority. In addition, under certain circumstances, a company may be exempt from receiving the shareholders’ approval with respect to the Terms of Office and Employment of a non-affiliated candidate for chief executive officer.

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

Aggregate Executive Compensation

The aggregate compensation, including share-based compensation, paid by us to all of our Office Holders as a group, with respect to the year ended December 31, 2015, was approximately $2.1 million. This amount includes approximately $112 thousand set aside or accrued to provide pension, severance, retirement, vacation or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to Office Holders, and other benefits commonly reimbursed or paid by companies in our industry. In addition to the seven members of the Board, the Company considers five other individuals, namely its Chief Financial Officer, its VP of Clinical Operations, its former VP Research and Development, its VP Drug Development and its VP Regulatory Affairs & Project Management, to have been Office Holders in 2015.

As of December 31, 2015, options to purchase 1,397,799 of our ordinary shares granted to our Office Holders as a group were outstanding, of which options to purchase 869,524 of our ordinary shares were vested, with a weighted average exercise price of $2.0 per ordinary share of which 241,299 options were exercised to 177,489 ordinary shares in a cashless exercise. For outstanding equity-based awards granted to our Office Holders, see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

Individual Compensation of Covered Executives

The following table sets forth the compensation granted to the five most highly compensated Office Holders during or with respect to the year ended December 31, 2015. All amounts reported in the table reflect the cost to the Company, as recognized in its financial statements for the year ended December 31, 2015. The five individuals for whom disclosure is provided are referred to herein as “Covered Executives.”

Information Regarding the Covered Executives	Compensation for Services(1)

Name and Principal Position(1)	Base Salary/consulting fee ($)	Benefits and Perquisites ($)(2)	Cash Bonus ($)(3)	Equity- Based Compensation ($)(4)	Other ($)(5)	Total ($)
Allen Baharaff (President and Chief Executive Officer and Director)	240,000	56,196	88,000	414,430	30,000	828,626

Josh Blacher (Chief Financial Officer)	123,586	26,868	30,897	93,232	-	274,584

Maya Halpern (Chief Medical Officer and Director)	61,793	13,489	22,657	125,337	30,000	253,277

George Tonelli (Vice President of Clinical Operations)	145,000	-	34,800	41,029	-	220,829

Antony Appleyard (Vice President Drug Development)	149,212	-	-	10,445	-	159,657

(1)	Mr. Baharaff is a full-time employee of the Company; Dr. Halpern and Dr. Appleyard are part-time employees of the Company. Dr. Appleyard is employed through a service provider. Mr. Baharaff and Dr. Halpern also serve as members of our Board. Messrs. Nir and Marth serve solely as members of our Board. Cash compensation amounts denominated in currencies other than the Dollar were converted into Dollars at an exchange rate of NIS 3.88 = $1.00, which reflects the average conversion rate for fiscal year ended December 31, 2015.

(2)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, relocation, payments for social security and other benefits and perquisites consistent with the Company’s policies.

(3)	Amounts reported in this column refer to the cash bonuses provided by the Company with respect to 2015, which have been provided for in the Company’s financial statements for the year ended December 31, 2015 (including if such bonuses were paid during 2016). They exclude bonuses paid during 2015 which were provided for in the Company’s financial statements for previous years. The amounts reported in this column include ad-hoc cash bonuses of $10,285 and $40,000 to Mr. Baharaff and Dr. Halpern, respectively, which were approved by the Company's shareholders on May 11, 2015 with respect to the year 2014.

(4)	Amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2015 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 to the Financial Statements. For outstanding equity-based awards granted to Covered Executives see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

(5)	Amounts reported in this column include payments made with respect to the year 2015 and recorded in the financial statements for the year ended December 31, 2015 relating to directors’ fees.

Compensation of Directors

As approved by our shareholders at our 2015 annual meeting of shareholders, in connection with their services as directors of the Company, each of our directors from time to time, including external directors, is entitled to an annual payment of $30,000, plus value-added tax, or VAT, if applicable, payable quarterly at the end of each quarter.

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

Employment Agreement with Our Chief Medical Officer

We entered into an employment agreement with Dr. Maya Halpern, our Chief Medical Officer and a member of our Board, dated December 23, 2013, on a part-time basis. Under her employment agreement, which became effective as of February 2014, Dr. Halpern is entitled to a gross monthly salary of NIS 20,000 (which is equivalent to US$ 5,602, based on an exchange rate of NIS 3.58 per US$ 1.00, which reflects the average exchange rate for the year ended December 31, 2014) per month. In addition, Dr. Halpern will be eligible to receive other benefits required under Israeli law or that are customary for senior executives in Israel, including entitlement for travel expenses and Company contributions equivalent to 6%, 8.33% and 7.5% of her gross monthly base salary towards certain pension, or a manager’s insurance policy, severance and tax-advantaged savings funds, or a study fund, respectively. Dr. Halpern will also contribute 5.5% and 2.5% of her gross monthly salary towards the manager’s insurance policy and study fund, respectively. The employment agreement is terminable by either party upon 60 days’ prior written notice and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. On February 11, 2016, we announced that Dr. Maya Halpern will retire from the Company as our Chief Medical Officer and as a director effective as of the Resignation Date, due to her reaching retirement age.

For cash bonuses granted to Dr. Halpern, see “Item 6. Directors, Senior Management and Employees— B. Compensation—Individual Compensation of Covered Executives.” For outstanding equity-based awards granted to Dr. Halpern see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

2013 Incentive Share Option Plan

We maintain one equity-based incentive plan, our 2013 Incentive Share Option Plan, or our 2013 Plan. As of March 10, 2016, a total of 3,090,492 shares were reserved for issuance under our 2013 Plan, of which (1) Options to purchase 1,988,753 ordinary shares and 41,250 restricted stock units, or RSUs were issued and outstanding thereunder (i.e., were granted but not canceled, expired or exercised); (2) Options to purchase 214,299 ordinary shares were exercised and (3) 304,190 shares remain unallocated for future equity awards pursuant to our 2013 Plan. In addition, on February 4, 2016, our Board approved grants of 470,000 options and 37,500 RSUs to certain of our Office Holders, which are subject to shareholders meeting approval, and thus not reflected in the issued and outstanding options and RSUs amounts set forth above. Our 2013 Plan, which was adopted by our Board on September 2, 2013, and approved by our shareholders in December 30, 2013 (as was amended by the Board and our shareholders on March 30, 2015 and May 11, 2015, respectively), provides for the grant of options to purchase our ordinary shares and the issuance of restricted share units, to our and our affiliates’ respective directors, employees, Office Holders, service providers and consultants. Our 2013 Plan provides for such equity-based compensation under various and different tax regimes, including those detailed below.

The 2013 Plan is administered by our Board, which, on its own or upon the recommendation of our Remuneration Committee or any other similar committee of the Board, shall determine, subject to applicable law, the identity of grantees of awards and various terms of the grant. Consistent with our Compensation Policy, the 2013 Plan provides for granting options to purchase our ordinary shares pursuant to Section 102 of the Israeli Income Tax Ordinance, or the Ordinance, under the capital gains route, to directors, officers and employees who are Israeli residents holding (or have a right to hold or to purchase) less than 10% of our total share capital and do not have a right to receive 10% or more of the Company’s profits.

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

Options and RSUs granted under the 2013 Plan will vest in accordance with the vesting dates as determined by the Board following the recommendation of the Remuneration Committee or any other similar committee of the Board with respect to each grant. Generally, options and RSUs that are not exercised within ten years from the grant date expire, unless otherwise determined by the Board and the Remuneration Committee, as applicable, provided however, that, pursuant to our Compensation Policy, any equity-based awards to Office Holders must include both a minimum vesting period of not less than one year from the date of grant, and an exercise period of no more than ten years from the date of grant.

Upon such date or dates designated in the applicable award agreement, unless earlier forfeited, subject to the receipt of any approvals required from any relevant tax authority, we shall settle each RSU by delivering one Share.

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

In the event of grantee’s termination prior to a vesting date by reason of such grantee's death or disability, all of such grantee’s RSUs shall immediately become vested as of the date of such termination. In the event of a grantee’s termination for cause prior to settlement, all of such grantee’s RSUs shall immediately be forfeited for no consideration as of the date of such termination. If a grantee’s employment or service is terminated for any other reason, (1) all vesting with respect to such grantee's RSUs shall cease, (2) all of such grantee’s unvested RSUs shall immediately be forfeited for no consideration as of the date of such termination, and (3) to the extent not already settled, all of such grantee’s vested RSUs shall be settled in accordance with the settlement schedule set forth in the applicable award agreement.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. The term of the initial Class I Directors expired at the annual general meeting of shareholders held in May 2015; the term of the initial Class II Directors will expire at the annual general meeting of shareholders to be held in 2016; and the term of the initial Class III Directors will expire at the annual general meeting of shareholders to be held in 2017. Dr. Halpern serves as our Class I Director; Mr. Shmuel Nir and Mr. Allen Baharaff serve as our Class II Directors; and Mr. William Marth and Mr. Chaim Hurvitz serve as our Class III Directors. In accordance with the Articles, any vacancies on the Board of, including unfilled positions, may be filled by a vote of a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles). In our shareholders meeting held on May 11, 2015, it was resolved to re-elect Dr. Halpern as a Class I director for a term of approximately three years expiring at the end of the annual general meeting of shareholders to be held in 2018 and when her successor has been duly elected.

The Articles provide that the minimum number of members of the Board is three and the maximum number is eleven. The Board presently comprises seven members, two of whom are external directors. The minimum and maximum number of directors may be changed, at any time and from time to time, by a majority vote of our Directors then in office, provided that no decrease in the number of Directors shall shorten the term of any incumbent Director.

Any amendment of our Articles regarding the election of directors, as described above, require the affirmative vote of at least 75% of the voting rights in the Company. See “—External directors” for a description of the procedure for the election of external directors.

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

Alternate directors

Our Articles provide, as allowed by the Companies Law, that any director may, subject to the conditions set thereto, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

External Directors & Financial Experts

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public, or that are publicly traded outside of Israel, which we refer to as a public company, are required to appoint at least two natural persons as “external directors.”

No person may be appointed as an external director if such person is a relative of a controlling shareholder or if such person, a relative, partner or employer of such person, or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has or had, on or within the two years preceding the date of such person’s appointment to serve as an external director, any affiliation with the company to whose board of directors the external director is proposed to be appointed, with any controlling shareholder of the company, with a relative of such controlling shareholder, or with any entity controlled, on the date of such appointment or within the preceding two years, by the company or by a controlling shareholder of the company. If the company has no controlling shareholder or a shareholder holding 25% or more of the company’s voting rights, a person may not serve as an external director if the person has any affiliation, at the time of the appointment, to the chairman of the board of directors, the chief executive officer or the most senior financial officer of the company, or to a shareholder holding 5% or more of the outstanding shares or voting rights of the company.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager.

The term “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	or control; and

•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing.

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

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise or professional qualifications according to criteria set forth in regulations promulgated under the Companies Law, provided that at least one of the external directors has financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the Nasdaq requirements for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications as required under the Companies Law and regulations promulgated thereunder.

The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company, or (3) the director has at least five years of experience serving in any one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

The board of directors must make the determination as to the financial and accounting expertise, and as to the professional qualifications, of a director taking into consideration those criteria and matters set forth in the regulations. A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand our financial statements and initiate debate regarding the manner in which the financial information is presented. In addition, the boards of directors of public companies are required to make a determination as to the minimum number of directors who must have such financial and accounting expertise based on, among other things, the type of company, its size, the volume and complexity of the company’s activities and the number of directors. The Board has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Marth qualifies as such. The external director who qualifies to have such expertise is Ms. Yaron-Eldar. In addition, our Board has determined that each of Ms. Yaron-Eldar and Mr. Marth qualifies as an audit committee financial expert pursuant to the applicable SEC rules, and accordingly as having the necessary financial sophistication as required by the Nasdaq Capital Market rules.

Election and dismissal of external directors

External directors are elected for a term of three years at the general meeting of shareholders by a simple majority, provided that the majority includes either:

•	a majority of the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, include at least a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder), or

•	the total number of shares held by the shareholders mentioned in the paragraph above that are voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

External directors may be re-elected for two additional terms of three years each, provided that with respect to the appointment for each such additional three year term, one of the following has occurred:

•	his/her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders’ meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee;

•	the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described in the paragraph above; or

•	the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director.

However, under regulations promulgated pursuant to the Companies Law, companies whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may elect external directors for additional terms that do not exceed three years each, beyond the three year terms generally applicable, provided that, if an external director is being re-elected for an additional term or terms beyond three year terms: (i) the audit committee and board of directors, in that order, must determine that, in light of the external director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s best interest; (ii) the external director must be re-elected by the required majority of shareholders as described above; and (iii) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office must be presented to the shareholders prior to their approval.

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

Under the Companies Law, an external director cannot be dismissed from office unless the board of directors has learned there is a concern that: the external director no longer meets the statutory requirements for his appointment as an external director; or the external director is in breach of his or her duty of loyalty to the company. The board of directors shall discuss the matter no later than in the first board of directors meeting convened after the board had become aware of such circumstances. In the event the board of directors has determined that an external director had ceased to comply with the requirements set forth under the Companies Law or that he or she breached his or her duty of loyalty to the company, than the board of directors shall convene a general meeting of the shareholders and will include on the agenda a resolution for the removal from office of such external director. The shareholders vote required to removal of an external director from office is the same majority required for the appointment; provided, however, that the external director has been given the opportunity to present his or her position. In addition, a court of law may determine, upon a request of a director or a shareholder, to dismiss the external director after finding that such external director no longer meets the statutory requirements of an external director set under the Companies Law or that the external director is in breach of his or her duty of loyalty to the company.

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

Furthermore, pursuant to these regulations, such company may reappoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, if each of the audit committee and the board of directors determine, in that order, that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the reappointment for an additional term is in the company’s best interest.

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

Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, the majority of whom must be independent directors under the Companies Law. The Companies Law further stipulates that the following may not be members of the audit committee: (i) the chairman of the board of directors; (ii) any director employed by or providing services on an ongoing basis to the company, to a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company; (iii) a director whose livelihood mainly depends on a controlling shareholder; and (iv) a controlling shareholder or any relative of a controlling shareholder.

The Companies Law further requires that: (i) the chairperson of the audit committee must be an external director; (ii) generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee’s meetings and voting sessions, unless such person was invited by the chairperson of the committee for the purpose of presenting a specific subject matter thereof; and (iii) the quorum required for the convening of meetings of the audit committee and for adopting resolutions by the audit committee is a majority of the members of the audit committee, provided that the majority of the members present are independent directors and at least one of them is an external director.

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

Our Audit Committee oversees the accounting and financial reporting processes of the Company. It also provides assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out its duties, our Audit Committee meets with management at least once a quarter, at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding calendar quarter and conveys its conclusions in this regard to the Board. Our Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews all audit and non-audit services provided by them.

On March 30, 2015, our Board approved the adoption of a preapproval policy, such that the Chairman of the Audit Committee is authorized to pre-approve any engagement of our external auditors during a period of twelve months from the date of such approval, for the provision of non-auditing services, for fees not to exceed $20,000, and any such engagement which exceeds $20,000 shall require a pre-approval by the entire Audit Committee. Once services have been pre-approved, our management must then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the pre-approval policy, and regarding the fees for the services performed. Such fees for 2015 were pre-approved by the Audit Committee in accordance with the pre-approval policy.

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

Mr. Nir, Ms. Yaron-Eldar and Dr. Sidransky are the current members of our Audit Committee, with Ms. Yaron-Eldar serving as chairperson. Each of our Audit Committee members are “independent directors” in accordance with the Nasdaq Capital Market corporate governance requirements, as affirmatively determined by our Board, and Ms. Yaron-Eldar and Dr. Sidransky also meet the qualifications for service as “external directors” under the Companies Law and the regulations promulgated thereunder, also as affirmatively determined by our Board and our shareholders. In addition, our Board has affirmatively determined that Ms. Yaron-Eldar also qualifies as an audit committee financial expert pursuant to the applicable SEC rules, and accordingly has the necessary financial sophistication as required by the Nasdaq Capital Market rules, and as a financial and accounting expert under the Companies Law.

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

Nominating Committee

The Nasdaq Capital Market corporate governance requires each company adopting a nominating committee to certify that it has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under U.S. federal securities laws. Although not required as a foreign private issuer to adopt a nominating committee, we have decided to follow such requirement, as resolved in the Board's meeting held on December 15, 2015.

Our Board has adopted a nominating committee charter setting forth the responsibilities of the Nominating Committee consistent with the Listing Rules of the Nasdaq Capital Market.

The Nominating Committee is responsible for identifying individuals qualified to be appointed as board members, and recommending to the Board of appropriate director nominees for election at the general meeting of shareholders.

Independent director oversight of nominations enhances investor confidence in the selection of well-qualified director nominees, as well as independent nominees as required by the rules. The Nasdaq Capital Market listing rule is also intended to provide flexibility for a company to choose an appropriate board structure and reduce resource burdens, while ensuring that independent directors approve all nominations.

Mr. Hurvitz, Ms. Yaron-Eldar, Mr. Marth and Dr. Sidransky are the current members of our Nominating Committee, with Dr. Sidransky serving as chairperson. Nasdaq Capital Market Listing Rule 5605(e) requires that our Nominating Committee be comprised solely of independent directors unless the Nominating Committee is comprised of at least three members and the Board determines that such non-independent director’s membership, which shall not be longer than two years, is required by the best interests of the Company and our shareholders.

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

Under the Companies Law, a company may indemnify, or undertake in advance to indemnify, an Office Holder for the following liabilities and expenses, imposed on Office Holder or incurred by Office Holder due to acts performed by him or her as an Office Holder, provided its articles of association include a provision authorizing such indemnification:

•	a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an Office Holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such Office Holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or as a monetary sanction;

•	a monetary liability imposed on him or her in favor of an injured party at an Administrative Procedure (as defined below) pursuant to Section 52(54)(a)(1)(a) of the Securities Law;

•	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third-party, or in connection with criminal proceedings in which the Office Holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

•	An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law, a company may insure an Office Holder against the following liabilities incurred for acts performed by him or her as an Office Holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the Office Holder acted in good faith and had a reasonable basis to believe that such act would not prejudice the company;

•	a breach of the duty of care to the company or to a third-party;

•	a monetary liability imposed on the Office Holder in favor of a third-party;.

•	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

•	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Nevertheless, under the Companies Law, a company may not indemnify, exculpate or insure an Office Holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company in the event Office Holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the Office Holder;

•	an act or omission committed with intent to derive unlawful personal benefit; or

•	a fine, monetary sanction, penalty or forfeit levied against the Office Holder.

Under the Companies Law, exculpation, indemnification and insurance of Office Holders require the approval of the remuneration committee, board of directors and, in certain circumstances, the shareholders, as described above under “Item 6—Directors, Senior Management and Employees—B. Compensation.”

Our Articles permit us to exculpate, indemnify and insure our Office Holders to the fullest extent permitted by the Companies Law. Each of our Office Holders, other than our VP Drug Development and VP Regulatory Affairs & Project Management, have entered into an indemnification agreement with us, exculpating them, to the fullest extent permitted by Israeli law, from liability to us for damages caused to us as a result of a breach of the duty of care and undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from certain acts performed by such Office Holders in their capacity as an Office Holder of the Company, our subsidiaries or our affiliates. In accordance with the indemnification agreement, we agree to indemnify our Office Holders for certain liabilities resulting from our initial public offering. The indemnification is limited both in terms of amount and coverage.

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

D. Employees.

As of December 31, 2015, we had 17 employees and executive officers, of which 11 were full-time employees, four were part-time employees and two were independent consultants. Nine of such employees and executive officers were involved in our clinical and product development operations and six served in general and administrative capacities. Fifteen of our employees are located in Israel, our VP of drug development is located in the United Kingdom and our VP of Clinical Operations is located in the United States. The three employee increase from 2014 was the result of our growing activity in connection with our clinical studies (including the expansion of our phase IIB clinical trial to the United States.), and research and development operations.

While none of our employees located in Israel are party to any collective bargaining agreements or represented by any labor unions, certain provisions of the Israeli labor laws and certain collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees by order of the Israel Ministry of Economics. These provisions primarily concern the length of the workday, minimum daily wages for professional workers, pension fund benefits for all employees, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums. We have never experienced any employment-related work stoppages and believe our relationship with our employees is favorable.

E. Share Ownership.

As of March 10, 2016, there were 37 record holders of our ordinary shares holding an aggregate of 47.58% of our ordinary shares on a diluted basis.

Certain Information Concerning Ordinary Shares Owned by Office Holders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 10, 2016 held by our directors and executive officers, individually and as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days after March 10, 2016 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or other conversion rights, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 11,100,453 ordinary shares outstanding on March 10, 2016, which does not include an aggregate of 3,155,752 ordinary shares that were either subject to outstanding equity awards granted or available for grant, of which: (i) 2,610,263 were subject to outstanding options, RSUs and warrants (of which: (a) 1,425,584 were vested or will be vested within 60 days as of the date hereof; and (b) 507,500 were allocated by the Board to certain Office Holders and are subject to shareholder approval); (ii) 241,299 were exercised into 177,488 in a cashless exercise and (iii) 304,190 remained available for future equity awards pursuant to our 2013 Plan.

	As of March 10, 2016
	Number of ordinary shares beneficially owned(1)	Percentage of ordinary shares beneficially owned
Chaim Hurvitz(2)	1,003,874	9.0%
Allen Baharaff(3)	4,162,945	35.2%
Dr. Maya Halpern(4)	124,152	1.1%
Shmuel Nir(5)	50,021	*
William Marth	11,440	*
Tali Yaron-Eldar	-	*
Dr. David Sidransky	-	*
Josh Blacher	32,125	*
George Tonelli	2,500	*
Dr. Antony Appleyard	12,602	*
All directors and executive officers as a group (10 persons)	5,399,659	46.29%

__________________

*	Less than 1%.

(1)	All options included are either currently exercisable or will be exercisable within 60 days from the date hereof.

(2)	Ordinary shares beneficially owned consist of 1,003,874 ordinary shares, of which 776,385 shares are held through Shirat HaChaim Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Hurvitz is the controlling shareholder and the chairman of its board of directors. Of the 1,003,873 ordinary shares, Mr. Hurvitz exercises sole voting and dispositive power over 227,488 ordinary shares and shared voting and dispositive power with Shirat HaChaim Ltd. over 776,385 shares.

(3)	Ordinary shares beneficially owned consist of (i) 3,420,823 ordinary shares, of which 3,416,823 are held through G. Yarom Medical Research Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Baharaff is the controlling shareholder and the chairman of its board of directors and (ii) options to purchase 742,122 ordinary shares that are currently exercisable within 60 days from March 10, 2016, of which 567,162 have an exercise price per share of NIS 0.01 and will expire in September 2023, 174,960 have an exercise price of $0.53 and will expire in September 2023. All such options were granted on December 30, 2013. Of the 4,162,945 ordinary shares, Mr. Baharaff exercises sole voting and dispositive power over 746,122 shares beneficially owned and shared voting and dispositive power with G. Yaron Medical Research Ltd. over 3,416,823 shares.

(4)	Ordinary shares beneficially owned consist of (i) options to purchase 64,152 shares that are currently exercisable or will be exercisable within 60 days from March 10, 2016, all of which have an exercise price per share of $3.57 and which will expire on July 8, 2016; and (ii) options to purchase 60,000 ordinary shares that are currently exercisable or will be exercisable within 60 days from March 10, 2016, all of which have an exercise price per share of $5.49 and which will expire in April 2021.

(5)	Ordinary shares beneficially owned consist of (i) options to purchase 8,583 shares that are currently exercisable or will be exercisable within 60 days from March 10, 2016, all of which have an exercise price per share of $3.57, will expire in February 2024 and were granted on February 21, 2014, and (ii) 41,438 ordinary shares held through Tushia Consulting Engineers Ltd., of which Shmuel Nir is its controlling shareholder.

This table is based upon information supplied by officers and directors and is believed to be accurate. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each shareholder’s address is: c/o Galmed Pharmaceuticals Ltd., 16 Tiomkin St., Tel Aviv, Israel 6578317.

Certain Information Concerning Equity Awards to Office Holders

The following tables set forth information, as of March 10, 2016, concerning all outstanding equity awards to Office Holders.

Name of Office Holder	Date of grant	Exercise price per share ($)	Shares subject to the option		Shares vested and unexercised	Shares unvested	Schedule date of expiration
Chaim Hurvitz	February 4, 2016	$5.49	10,000	(1)(2)	0	10,000	Feb-04-2026
	February 4, 2016	$5.95	30,000	(1)	0	30,000	Feb-04-2026

Allen Baharaff	December 22, 2013	NIS0.01	266,085		266,085	0	Sep-2-2023
	December 22, 2013	$0.53	174,960		174,960	0	Sep-2-2023
	December 22, 2013	NIS0.01	150,903		150,903	0	Sep-2-2023
	December 22, 2013	NIS0.01	150,174		150,174	0	Sep-2-2023
	February 4, 2016	$5.49	140,000	(1)(2)	0	140,000	Feb-04-2026
	February 4, 2016	$5.95	170,000	(1)(2)	0	170,000	Feb-04-2026

Maya Halpern	December 22, 2013	$3.57	64,152		64,152	0	Sep-2-2023(3)
	May 11, 2015	$5.49	120,000	(3)	0	120,000	May-11-2025
	February 4, 2016	$5.95	75,000	(1)(3)	0	75,000	Feb-04-2026

William Marth	March 18, 2014	$3.57	17,166		10,010	7,150	Sep-02-2023
	May 11, 2015	$5.49	10,000		0	10,000	May-11-2025
	February 4, 2016	$5.95	30,000	(1)	0	30,000	Feb-04-2026

Shmuel Nir	February 21, 2014	$3.57	8,583		8,583	0	Sep-02-2023
	May 11, 2015	$5.49	10,000		0	10,000	May-11-2025
	February 4, 2016	$5.95	30,000	(1)	0	30,000	Feb-04-2026

Tali Yaron-Eldar	May 11, 2015	$5.49	10,000		0	10,000	May-11-2025
	February 4, 2016	$5.95	30,000	(1)	0	30,000	Feb-04-2026

David Sidransky	May 11, 2015	$5.49	10,000		0	10,000	May-11-2025
	February 4, 2016	$5.95	30,000	(1)	0	30,000	Feb-04-2026

Josh Blacher	December 30, 2014	$5.49	90,000		22,500	67,500	Dec-30-2024
	January 3, 2016	$7.61	55,000		0	55,000	Jan-03-2026

George Tonelli	March 30, 2015	$9.73	10,000		0	10,000	March-30-2025
	April 6, 2015	$9.13	45,000		0	45,000	April-6-2025
	January 3, 2016	$7.61	30,000		0	30,000	Jan-03-2026

Antony Appleyard	December 22, 2013	$3.57	9,477		9,477	0	Sep-2-2023
	December 30, 2014	$5.49	10,000		0	10,000	Dec-30-2024
	January 3, 2016	$7.61	7,500		0	7,500	Jan-03-2026

Name of Office Holder	Date of grant	Shares subject to the RSUs		Shares vested	Shares unvested
Chaim Hurvitz	Feb-04-2016	7,500	(1)	0	7,500
Maya Halpern	Feb-04-2016	16,250	(1)(3)	0	16,250
William Marth	Feb-04-2016	7,500	(1)	0	7,500
Shmuel Nir	Feb-04-2016	7,500	(1)	0	7,500
Tali Yaron-Eldar	Feb-04-2016	7,500	(1)	0	7,500
David Sidransky	Feb-04-2016	7,500	(1)	0	7,500
Josh Blacher	Jan-03-2016	13,750		0	13,750
George Tonelli	Jan-03-2016	7,500		0	7,500

(1)	This equity grant is subject to shareholder approval, following the approval and recommendation of our Remuneration Committee and our Board provided on February 2, 2016 and February 4, 2016, respectively.

(2)	This option grant was approved by our shareholders in May 2015, following the approval and recommendation of the Board and the Remuneration Committee. However, the options were never granted as they were also subject to obtaining a tax pre-ruling from the Israeli Tax Authority, which was not received at the time of the approval. The allocation was re-approved by our Remuneration Committee and our Board and it is subject to shareholders’ re-approval.

(3)	On February 11, 2016, we announced that Dr. Maya Halpern will retire from the Company as our Chief Medical Officer and as a director effective as of the Resignation Date, due to her reaching retirement age. Due to such notification: (i) the option to purchase 64,152 ordinary shares of the Company may be exercised within a period of ninety (90) days after the Resignation Date and thereafter will immediately expire and terminate; (ii) on March 2016, our Board has resolved to accelerate half of the options to purchase 120,000 ordinary shares of the Company, granted to Dr. Halpern in May 2015, for her services as Chief Medical Officer and as a director of the Company and to extend the exercise period to five years from the Resignation Date; and (iii) following the Resignation Date the grant of options to purchase 75,000 ordinary shares of the Company and 16,250 RSUs, which on the Resignation Date will still be subject to shareholder approval, shall return to the Company's option pool.

ITEM 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership”, to the best of our knowledge, no other person who we know beneficially owns 5.0% or more of the Company’s ordinary shares outstanding as of March 10, 2016. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Financing Agreement with GRD

Following the completion of our initial public offering in the United States, we provide financing to GRD from time to time, pursuant to which the Company and GRD have executed several capital notes for an aggregate outstanding principal amount of $35.5 million. The par value of such notes is in NIS, and they bear no interest nor repayment date; provided, however, that no repayment shall be made before the fifth anniversary from the issuance date of each note.

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

RSUs. We have granted RSUs to certain of our Office Holders. Such award agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our 2013 Plan under “Item 6. Directors, Senior Management and Employees—B. Compensation—2013 Incentive Share Option Plan.” If the relationship between us and an Office Holder is terminated, RSUs that are vested shall be settled in accordance with the settlement schedule set forth in the applicable award agreement.

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

ITEM 9. The Offer and Listing.

9.A.4 Offer and Listing Details

Our ordinary shares have been listed on the Nasdaq Capital Market under the symbol “GLMD” since March 13, 2014. Prior to that date, there was no public trading market for our ordinary shares. Our initial public offering was priced at $13.50 per share. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the NASDAQ Capital Market:

Annual Information:	Low	High
2014	$4.68	$15.24
2015	$5.83	$13.25
Quarterly Information
First Quarter 2014 (commencing March 13, 2014)	$10.85	$14.00
Second Quarter 2014	$6.38	$12.44
Third Quarter 2014	$5.83	$11.48
Fourth Quarter 2014	$4.58	$8.56
First Quarter 2015	$5.83	$13.25
Second Quarter 2015	$8.25	$11.85
Third Quarter 2015	$7.35	$10.57
Fourth Quarter 2015	$7.44	$10.01
Monthly Information:
September 2015	$7.41	$9.02
October 2015	$7.40	$10.01
November 2015	$8.22	$9.93
December 2015	$4.58	$6.85
January 2016	$5.30	$7.65
February 2016	$4.45	$6.42

9.B. Plan of distribution

Not applicable.

9.C. Market for Ordinary Shares

Our ordinary shares have been quoted on the NASDAQ Global Market since March 18, 2014 under the symbol “GLMD.” We are considering applying for a dual listing of our shares on the Tel Aviv Stock Exchange and will have a separate announcement in the event we decide to proceed with such listing and receive all necessary approvals.

9.D. Selling shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the issue

Not applicable.

ITEM 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

Our original articles of association were registered with the Israeli Registrar of Companies at the time of incorporation of the Company on July 31, 2013, under our registration number 51-495351-2. At the 2014 annual general meeting of shareholders, our shareholders adopted our Articles, which became effective on the consummation of our initial public offering in the United States in March 2014, whereby the Company became a public company under the Companies Law. Under our Articles, the purpose of the Company is to engage in any lawful activity.

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

Borrowing Powers

Our Board may from time to time, and at its reasonable discretion, borrow or secure the payment of any sum or sums of money for reasonable Company purposes. The directors may raise or secure the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as they see fit and, in particular, by issuing bonds, perpetual or redeemable debentures, debenture stock or any mortgages, charges or other securities on the undertaking of the whole or any part of the property of the Company, both present and future, including current uncalled capital and called but unpaid capital.

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

Under the Companies Law, a "personal interest" includes an interest of any person in an action or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in a company. A personal interest furthermore includes the personal interest of a person for whom the Office Holder holds a voting proxy or the interest of the Office Holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy, even if such shareholder itself has no personal interest in the approval of the matter. An Office Holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of a relative of such Office Holder in a transaction that is not considered an extraordinary transaction.

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

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee have a personal interest in the matter, or unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. Generally, if a majority of the members of the audit committee and the board of directors (as applicable) has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee and/or the board of directors on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

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

Extraordinary Transactions, including private placement transactions, with a controlling shareholder or in which a controlling shareholder has a personal interest, and engagements with a controlling shareholder or his or her relative, directly or indirectly, including through a corporation under his or her control, regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder or an employee of the company, regarding his or her terms of service or employment, require the approval of the audit committee or remuneration committee, the board of directors and the shareholders of a company by a Special Majority, in that order.

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

Dividends and Dividend Policy

Dividends may be distributed only out of profits available for dividends as determined by the Companies Law, provided that there is no reasonable concern that the distribution will prevent the Company from being able to meet its existing and anticipated obligations when they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution. In the event that we do not have retained earnings or earnings generated over the two most recent years legally available for distribution, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

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

Shareholder Meetings

The Articles provide that an annual general meeting must be held at least once in every calendar year, not later than 15 months after the last preceding annual general meeting, at such time and place as may be determined by the Board. The Board may, in its discretion, convene additional shareholder meetings and, pursuant to the Companies Law, must convene a meeting upon the demand of two directors or one quarter of the directors then in office or upon the demand of the holder or holders of 5% of the Company’s issued share capital and 1% of its voting rights or upon the demand of the holder or holders of 5% of its voting rights. All demands for shareholder meetings must set forth the items to be considered at that meeting. Pursuant to the Companies Law, the holder or holders of 1% of the Company’s voting rights may request the inclusion of an item on the agenda of a future shareholder meeting, provided the item is appropriate for discussion at a shareholder meeting.

The agenda for a shareholder meeting is determined by the Board and must include matters in respect of which the convening of a shareholder meeting was demanded and any matter requested to be included by holder(s) of 1% of the Company’s voting rights. According to regulations promulgated pursuant to the Companies Law and governing the terms of notice and publication of shareholder meetings of public companies, or the General Meeting Regulations, holder(s) of one percent or more of the Company’s voting rights may propose any matter appropriate for deliberation at a shareholder meeting to be included on the agenda of a shareholder meeting, generally by submitting a proposal within seven days of publicizing the convening of a shareholder meeting, or, if the Company publishes a preliminary notice at least 21 days prior to publicizing the convening of a meeting (stating its intention to convene such meeting and the agenda thereof), within 14 days of such preliminary notice. Any such proposal must further comply with the information requirements under applicable law and the Articles.

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

Our Articles determine that the quorum required for either an annual (regular) or an extraordinary (special) general meeting of shareholders consists of at least two shareholders present in person or by proxy holding shares comprising in the aggregate more than 33.33% of the voting rights of the Company. If a meeting is convened by the Board upon the demand of shareholders or upon the demand of less than 50% of the directors then in office or directly by such shareholders or directors and no quorum is present within half an hour from the time appointed, it shall be cancelled. If a meeting is otherwise called and no quorum is present within such time, the meeting is adjourned to the same day one week later at the same time and place or at such other time and place as the Board may determine and specify in the notice of the general meeting and it shall not be necessary to give notice of such adjournment. If a quorum is not present within half an hour from the time stated for such adjourned meeting, any two shareholders present in person or by proxy at such meeting shall constitute a quorum even if, between them, they represent shares conferring 33.33% or less of the voting rights of the Company.

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

Access to corporate records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register and register of significant shareholders (as defined in the Companies Law), our articles of association, our financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Companies Registrar. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to: (i) any action or transaction with a related party which requires shareholder approval under the Companies Law; or (ii) the approval, by the board of directors, of an action in which an office holder has a personal interest. We may deny a request to review a document if we determine that the request was not made in good faith, or if such denial is necessary to protect our interest or protect a trade secret or patent.

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

Certain shareholders have a further duty of fairness toward a company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote or a shareholder class vote and any shareholder who has the power to appoint or to prevent the appointment of an Office Holder of the company or other power towards the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Mergers and Acquisitions under Israeli Law

(i) Merger

The Companies Law permits merger transactions if approved by each party’s board of directors, and, unless certain requirements described under the Companies Law are met, a majority of each party’s shareholders, by a majority of each party’s shares that are voted on the proposed merger at a shareholders’ meeting.

The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voting at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, any person who holds 25% or more of the means of control of the other party to the merger or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders.

If the transaction would have been approved but for the separate approval of each class of shares or the exclusion of the votes of certain shareholders as provided above, a court may still rule that the company has approved the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the appraisal of the merging companies’ value and the consideration offered to the shareholders.

Under the Companies Law, each merging company must send a copy of the proposed merger plan to its secured creditors. Unsecured creditors are entitled to receive notice of the merger, as provided by the regulations promulgated under the Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the target company. The court may also give instructions in order to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

(ii) Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

These requirements do not apply if the acquisition (i) occurs in the context of a private offering, on the condition that the shareholders’ meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the special tender offer is accepted by a majority of the votes of those offerees who gave notice of their position in respect of the offer; in counting the votes of offerees, the votes of a holder of control in the offeror, a person who has personal interest in acceptance of the special tender offer, a holder of at least 25% of the voting rights in the company, or any person acting on their or on the offeror’s behalf, including their relatives or companies under their control, are not taken into account.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. In addition, the board of directors must disclose any personal interest each of member of the board of directors have in the offer or stems therefrom.

An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not respond to the special offer or had objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer. In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it and any corporation controlled by them shall refrain from making a subsequent tender offer for the purchase of shares of the target company and may not execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

(iii) Full Tender Offer

Under the Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Companies Law also provides, subject to certain exceptions, that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares unless tendering an offer to purchase all of the outstanding shares of the company or the applicable class of the shares. If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will be accepted if the shareholders who do not accept it hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of the shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, has the right, within six months from the date of acceptance of the tender offer, to petition the court to determine that the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the purchaser may provide in its offer that an offeree who accepted the tender offer will not be entitled to such rights.

If the conditions set forth above are not met, the purchaser may not acquire additional shares of the company from shareholders who accepted the tender offer to the extent that following such acquisition, the purchaser would own more than 90% of the company’s issued and outstanding share capital.

Anti-takeover Measures under Israeli Law

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date hereof, no preferred shares are authorized under our Articles. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our Articles, which requires the affirmative vote of at least 75% of the voting rights of the Company represented personally or by proxy and voting thereon at a general meeting at which a quorum is present. The convening of the general meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Articles and the Companies Law as described above in “— Shareholder Meetings.”

Also, we have not adopted a rights plan, also known as a “poison pill”. The legality of such rights plans as an additional anti-takeover measure has not been determined by the courts in Israel.

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

General Corporate Tax Structure in Israel

Israeli resident companies (as defined below), such as the Company, are generally subject to corporate tax at the rate of 25% of their taxable income, as of January 1, 2016 (and 26.5% in 2014-2015).

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

The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, a Preferred Enterprise and is controlled and managed from Israel. Under a recent amendment announced in August 2013, or the 2013 Amendment, beginning in 2014 and in each year thereafter, a Preferred Company may only be entitled to reduce corporate tax rates of 16%, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefit period of ten years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

As of January 1, 2014, dividends paid out of income attributed to a Preferred Enterprise are subject to withholding tax at source at the rate of 20% unless a lower tax rate is provided under an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

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

Payers of dividends on our ordinary shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are generally required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25%, so long as the shares are registered with a nominee company.

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

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and June 30 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (or 30% for individuals, if such person is a Substantial Shareholder at the time he or she receives the dividend or on any date in the 12 months preceding such date), unless a different rate is provided under an applicable tax treaty between Israel and the shareholder’s country of residence.

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

For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise (as such term is defined in the Investment Law), subject to certain conditions. Where the recipient is a U.S. corporation owning 10% or more of the voting shares of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the entirety of its prior taxable year (if any) and the dividend is not paid from the profits of a Benefited Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

Payers of dividends on our ordinary shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are generally required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25%, so long as the shares are registered with a nominee company.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding a certain threshold (approximately NIS 811,000 for 2015, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gains.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Pre-Ruling Regarding a Reorganization of Our Corporate Structure

In connection with the Reorganization, as detailed under “Item 4. Information on the Company—Historical Background and Corporate Structure” above, we obtained a pre-ruling from the Israeli Tax Authority. The Tax Pre-Ruling confirms that the transfer of shares and assets resulting in the Company as the parent company and 100% equity-owner of GRD, which holds all the Group’s intellectual property, including the Company’s patent portfolio, GIL and GTTI, is not taxable pursuant to the provisions of the Israeli Tax Ordinance as long as certain requirements are met. Pursuant to the Tax Pre-Ruling, certain restrictions under the Israeli tax laws were applied to the Company and its subsidiaries, as well as to those shareholders and option holders and other holders of rights in the share capital of the Company (on a diluted basis), who participated in the Reorganization and held such rights immediately after the consummation of the Reorganization, or the Rights Holders. In this section, each of the terms “Rights” and/or “share capital (on a diluted basis)” includes shares, options to purchase shares and any other “right” in “a body of persons” as such term is defined in the Israeli Tax Ordinance. These restrictions generally restrict these entities and Rights Holders from making any disposition of their Rights in the transferred assets and shares for a two year period following the consummation of the Reorganization, which ended in February 2016, or the Restriction Period. During the Restriction Period, these restrictions included the following:

•	Sale or otherwise disposition of our intellectual property, other than out-licensing in the ordinary course of business, was not permitted;

•	the Rights Holders immediately following the Reorganization must not have changed. Notwithstanding this restriction, so long as the aggregate holdings of the Rights Holders, collectively, was 51% or more of the total share capital of the Company at any time during the Restriction Period, certain changes in the holding percentages of the Rights Holders might have been permitted during the Restriction Period under the Israeli Tax Ordinance and guidelines issued by the Israeli Tax Authorities;

•	the Rights Holders may not have sold or otherwise transfer or dispose of more than 10% of their respective Rights, subject to the exemptions and relief detailed below;

•	Sale or otherwise transfer or disposition of any of our shares in GTTI, GHI or GIL, was not permitted; and

•	during the two tax years following the end of the year in which the Reorganization was completed we may not have offset losses (whether business or capital losses) incurred in the year in which the Reorganization was completed or in the years preceded that year up to the fair market value of the transferred asset.

In addition, no deduction for tax purposes is allowed in relation to the Reorganization.

If during the Restriction Period, we or the Rights Holders committed a violation, the transfer of shares or other rights and/or assets in connection with the Reorganization will become subject to taxation based on the greater of the transferred assets’ fair market value on the day of such violation or taxes that, but for the Tax Pre-Ruling, would be payable in connection with the transfer of such assets and shares at the time of the Reorganization linked to the Israeli consumer price index linkage differentials and interest from the day of the actual transfer of such assets and shares until the day of payment of such taxes, unless the Israeli Tax Authority is satisfied that such violation was a result of special circumstances beyond our control. The Restriction Period ended on February 2016, and to our knowledge, neither we nor any of the Right Holders has committed a violation during the Restriction Period pursuant to the terms and conditions of the Tax Pre Ruling.

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

Sale, Exchange or Other Disposition of Ordinary Shares. Subject to the discussion under “Passive Foreign Investment Company” below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, or other disposition of our ordinary shares in an amount equal to the difference between the amount realized on the sale, exchange, or other disposition and the U.S. Holder’s adjusted tax basis (determined under U.S. federal income tax rules) in such ordinary shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in our ordinary shares exceeds one year. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 20% will apply to individual U.S. Holders. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes, subject to certain possible exceptions under the U.S.-Israel Tax Treaty. The additional 3.8% “net investment income tax” (described below) may apply to gains recognized upon the sale, exchange, or other taxable disposition of our ordinary shares by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

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

U.S. Holders should be aware of certain tax consequences of investing directly or indirectly in us due to our classification as a PFIC. A U.S. Holder is subject to different rules depending on whether the U.S. Holder makes an election to treat us as a “qualified electing fund,” referred to herein as a “QEF election,” for the first taxable year that the U.S. Holder holds ordinary shares, makes a “mark-to-market” election with respect to the ordinary shares, or makes neither election. An election to treat us as a QEF will not be available if we do not provide the information necessary to make such an election. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the Euro and NIS mainly against the U.S. dollar because a large portion of our expenses are denominated in Euros and NIS. Our Euro expenses consist principally of payments made to sub-contractors and consultants for preclinical studies, clinical trials and other research and development activities. Our NIS expenses consist principally of payments made to employees, subcontractors and consultants for preclinical studies, clinical trials, professional services, other research and development activities and general and administrative activities. We anticipate that a large portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. Approximately 15% of our expenses are denominated in Euros. Changes of 5% and 10% in the U.S. dollar to Euro exchange rate will increase/decrease our operation expenses by 0.75% and 1.5%, respectively. Approximately 25% of our expenses are denominated in NIS. Changes of 5% and 10% in the U.S. dollar to NIS exchange rate will increase/decrease our operation expenses by 1.3% and 2.6%, respectively. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. We currently do not hedge interest rate exposure. Because of the short-term maturities of our cash equivalents and investment securities, we do not believe that an increase in market rates would have any significant impact on the realized value of our investment securities. If a 10% change in interest rates were to have occurred on December 31, 2015, this change would not have had a material effect on the fair value of our investment portfolio as of that date.

Liquidity

We do not believe that our cash and cash equivalents and available for sale investments have significant risk of default or illiquidity. While we believe our cash, cash equivalents and available for sale investments do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits.

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

E. Use of Proceeds.

On March 18, 2014, we completed our initial public offering of 3,263,010 ordinary shares at a public offering price of $13.50 per share, which included 425,610 ordinary shares issued upon the exercise in full of the underwriters’ option to purchase additional ordinary shares to cover over-allotments, for aggregate gross proceeds of approximately $44.1 million. Maxim Group LLC, or Maxim, acted as sole book-running manager of the offering, and MLV & Co. and Feltl and Company acted as co-managers of the offering. We also issued to Maxim, at the closing of the offering, warrants to purchase that number of our ordinary shares equal to up to 2% of the aggregate number of shares sold in the offering. The warrants provide for cashless exercise, “piggyback” registration rights for three years from the effective date of the registration statement and customary anti-dilution provisions (for share dividends, splits and recapitalizations and the like) consistent with FINRA Rule 5110. The offer and sale of all of the shares in the offering were registered under the Securities Act pursuant to a registration statement on Form F-1, which was declared effective on March 12, 2014 (File No. 333-193792), and a registration statement on Form F-1 filed pursuant to Rule 462(b) of the Securities Act (File No. 333-194526).

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

As of December 31, 2015, the net proceeds from our initial public offering were held in cash and cash equivalents, short-term deposits and marketable securities. We have deployed the net proceeds of our initial public offering into a variety of additional capital preservation investments, including short-term, investment grade, interest-bearing instruments, such as corporate debt securities, and certain short-term money market investments.

As of December 31, 2015, we used the net proceeds from the initial public offering for the following purposes and amounts:

•	Research and development costs of $14.2 million, including chemistry and formulation studies, preclinical, regulatory, clinical operations expenses and personnel and benefit costs;

•	General and administrative costs of $4.3 million, which include personnel and benefit costs as well as costs of operations and professional services; and

•	Property and equipment costs of $929 thousands, including medical equipment and other fixed assets.

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

Changes in internal controls over financial reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

On November 5, 2015 the Board has approved an amendment to our Code of Business Conduct and Ethics to include sufficient language regarding the Foreign Corrupt Practices Act of 1977, as amended (FCPA) and other anti-bribery matters.

The full text of the Code of Business Conduct and Ethics is posted on our website at www.galmedpharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We will provide a copy of such code of ethics without charge upon request by mail or by telephone. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

ITEM 16C. Principal Accountant Fees and Services.

Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, an independent registered public accounting firm, served as our independent public accountants for the fiscal years ended December 31, 2014 and 2015, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2014 and 2015.

	2015	2014
	(US$ in thousands)	(US$ in thousands)
Audit Fees (1)	60	60
Audit-Related fees (2)	12	141	(2)
Tax Fees (3)	8	—
All Other Fees (4)	—	13	(3)
Total	80	214

(1) Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2) Includes fees for professional services rendered in connection with our registration statement on form F-3 in 2015 and initial public offering in the United States in 2014.

(3) Includes fees for professional services rendered in connection with a tax ruling from the Israeli Tax Authority regarding the Reorganization.

(4) Includes fees for professional fees related to an EU governmental incentive plan in 2014.

Audit Committee Pre-Approval Policies and Procedures

One of our Audit Committee’s main roles is to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. Our Audit Committee and Board have adopted a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a list of specific audit and non-audit services in the categories of audit services, audit-related services, tax services and other services that may be performed by our independent registered public accounting firm. Since its establishment in May 2014, the Audit Committee has approved all of the audit-related fees, tax fees and all other fees. If a type of service that is to be provided by our auditors has not received such general pre-approval, it will require specific pre-approval by our Audit Committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

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

In accordance with Israeli law and practice, and subject to the exemption set forth in Rule 5615 of the Listing Rules of the Nasdaq Capital Market, we follow the provisions of the Companies Law, rather than the Listing Rules of the Nasdaq Capital Market, with respect to the following requirements:

•	Distribution of certain reports to shareholders. As opposed to the Listing Rules of the Nasdaq Capital Market, which require listed issuers to make certain reports, such as annual reports, interim reports and quarterly reports, available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders, but to make such reports available through a public website. In addition to making such reports available on a public website, we plan to make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules. See “Item 10. Additional Information—Documents on Display” for a description of our Exchange Act reporting obligations.

•	Nomination of directors. With the exception of our external directors and directors elected by our Board due to vacancy, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following three years from his or her election. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” The nominations for directors, which are presented to our shareholders by our Board, are made by the Nominating Committee itself, in accordance with the provisions of Nasdaq Capital Market Listing Rule 5605(e), our Articles and the Companies Law. One or more shareholders of a company holding at least 1% of the voting power of the company may nominate a currently serving external director for an additional three year term.

•	Compensation of officers. We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our Remuneration Committee, Office Holder compensation and any required approval by the shareholders of such compensation. Israeli law and our Articles do not require that the independent members of our Board, or a remuneration committee composed solely of independent members of our Board, determine an executive officer’s compensation, as is generally required under the Listing Rules of the Nasdaq Capital Market with respect to the Chief Executive Officer and all other executive officers of a company. Instead, remuneration of Office Holders is determined and approved by our Remuneration Committee, and in general, by our Board as well, and in certain circumstances, by our shareholders, as detailed above. The requirements for shareholder approval of any Office Holder compensation, and the relevant majority or Special Majority for such approval, are all as set forth in the Companies Law. Thus, we seek shareholder approval for all corporate actions with respect to Office Holder compensation requiring such approval under the requirements of the Companies Law, including for our Compensation Policy and for certain Office Holder Compensation, rather than seeking approval for such corporate actions in accordance with Listing Rules of the Nasdaq Capital Market. All members of our Remuneration Committee are independent directors under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

•	Independent directors. Although Israeli law does not require that a majority of the directors serving on our Board be “independent,” as defined under Nasdaq Capital Market Listing Rule 5605(a)(2), but rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors.”, a majority of our Board is independent based on the Nasdaq Capital Market rules. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq Capital Market and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer) and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in the Companies Law. Our independent directors will conduct regularly scheduled meetings at which only such independent directors are present, as required by the Nasdaq Capital Market Listing Rules. Our Board has affirmatively determined that each of Mr. Nir, Ms. Yaron-Eldar, Mr. Marth and Dr. Sidransky qualifies as “independent” under the Nasdaq Capital Market independence standards.

•	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Capital Market Listing Rule 5635. In particular, under this Nasdaq Capital Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the remuneration committee, board of directors and shareholders are all required, (ii) Extraordinary Transactions with controlling shareholders of publicly held companies, which require the special approval described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law—Transactions with Controlling Shareholders,” and (iii) terms of office and employment or other engagement of the controlling shareholder of the Company or such controlling shareholder’s relative, which require the special approval described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law.” In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. See also “Compensation of officers” above.

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

GALMED PHARMACEUTICALS LTD.

Consolidated Financial Statements

As of December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GALMED PHARMACEUTICALS LTD.

We have audited the accompanying consolidated balance sheets of Galmed Pharmaceuticals Ltd. ("the Company") and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations and changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements, present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

March 22, 2016

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets

U.S. Dollars in thousands, except share data and per share data

		As of December 31,
		2015	2014
Assets
Current assets
Cash and cash equivalents	3	$4,156	$23,736
Short-term deposit	3	-	6,000
Marketable securities	3	18,845	2,250
Other accounts receivable	4	379	165
Total current assets		23,380	32,151

Property and equipment, net	5	883	774

Total assets		$24,263	$32,925

Liabilities and stockholders’ equity

Current liabilities
Trade payables		2,259	875
Other accounts payable	6	282	243
Total current liabilities		2,541	1,118

Long-term liabilities
Related parties	7	177	400
Total long-term liabilities		177	400

Stockholders’ equity
Ordinary shares, par value NIS 0.01 per share; Authorized 50,000,000 shares; Issued and outstanding: 11,100,453 shares as of December 31, 2015	9	32	32
Additional paid-in capital		69,086	68,116
Accumulated other comprehensive income (loss)		(206)	4
Accumulated deficit		(47,367)	(36,745)
Total stockholders’ equity		21,545	31,407

Total liabilities and stockholders’ equity		$24,263	$32,925

The accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Operations

U.S. Dollars in thousands, except share data and per share data

		Year ended December 31,
		2015	2014		2013
Research and development, expenses	10	$7,629		$6,664		$7,207
General and administrative expenses	11	3,246		2,478		7,355
Capital loss		–		–		10
Total operating expenses		10,875		9,142		14,572
Financial expenses (income), net		(253)		(40)		2,912
Loss before income taxes		10,622		9,102		17,484
Income taxes	12	-		1		1
Net loss		$10,622		$9,103		$17,485

Basic and diluted net loss per share from continuing operations		$0.96		$0.88		$3.45
Weighted-average number of shares outstanding used in computing basic and diluted net loss per share		11,100,453	*)	10,323,686	*)	5,069,466

*) Retroactively adjusted to reflect the 729:1 share split, which occurred upon consummation of the Reorganization.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-4

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Comprehensive Loss

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2015	2014	2013
Net loss	$10,622	$9,103	$17,485
Other comprehensive loss (income):
Net unrealized loss (gain) on available for sale securities	210	(4)	–
Comprehensive loss	$10,832	$9,099	$17,485

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Statements of Changes in Stockholders’ Equity

U.S. Dollars in thousands, except share data and per share data

	Ordinary shares
	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
Balance - January 1, 2014	9,739	$10	$25,681	$–	$(27,642)	$(1,951)
Reorganization and stock split *)	7,099,731	20	25,671	–	(27,642)	(1,951)
Issuance of ordinary shares in February 2014	560,224	2	1,998	–	–	2,000
Issuance of ordinary shares upon initial public offering, net in March 2014 **)	3,263,010	9	39,847	–	–	39,856
Cashless exercise of options	177,488	1	(1)	–	–	–
Stock based compensation	–	–	601	–	–	601
Unrealized gain from marketable securities	–		–	4	–	4
Net loss	–		–	–	(9,103)	(9,103)
Balance - December 31, 2014	11,100,453	$32	$68,116	$4	$(36,745)	$31,407
Stock based compensation	–	–	970	–	–	970
Unrealized loss from marketable securities	–		–	(210)	–	(210)
Net loss	–		–	–	(10,622)	(10,622)
Balance - December 31, 2015	11,100,453	$32	$69,086	$(206)	$(47,367)	$21,545

*) See also Note 1.*

**) Net of offering costs in the amount of $4,204.

The accompanying notes are an integral part of the condensed interim consolidated financial statement

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Cash Flows

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2015	2014	2013
Cash flow from operating activities
Net loss for the year	$(10,622)	$(9,103)	$(17,485)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	50	9	4
Capital loss	–	–	10
Non-cash financial expenses due to convertible notes modification	–	–	2,878
Amortization of discount/premium on marketable securities	92	–	–
Loss from realization of marketable securities	50	–	–
Stock-based compensation expense	970	601	10,851
Changes in operating assets and liabilities:
Increase in other accounts receivable	(214)	(149)	(2)
Increase (decrease) in trade payables	1,384	(480)	954
Increase (decrease) in other accounts payable	39	(91)	228
Increase (decrease) in related party	(223)	(28)	38
Net cash used in operating activities	(8,474)	(9,241)	(2,524)

Cash flow from investing activities
Purchase of property and equipment	(159)	(770)	(13)
Proceeds from sale of property and equipment	–	–	16
Investment in securities, available for sale	(26,541)	(2,246)	–
Proceeds from securities, available for sale	9,594	–	–
Disposal of (Investment in) short-term deposit	6,000	(6,000)	–
Net cash provided by (used in) investing activities	(11,106)	(9,016)	3

Cash flow from financing activities
Repayments of short-term loan from bank	–	–	(20)
Receipt of convertible notes	–	–	1,840
Issuance of ordinary shares	–	2,000	120
Issuance of ordinary shares upon IPO, net *)	–	39,856	–
Net cash provided by financing activities	–	41,856	1,940
Increase (decrease) in cash and cash equivalents	(19,580)	23,599	(581)
Cash and cash equivalents at the beginning of the year	23,736	137	718
Cash and cash equivalents at the end of the year	$4,156	$23,736	$137

Non cash activity:
Conversion of convertible loans into ordinary shares	–	–	$6,542
Conversion of capital note into ordinary shares	–	–	$3,724
Supplemental disclosure of cash flow information:
Cash received from interest	$473	$–	–

*) Net of offering costs in the amount of $4,204.

The accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 1 – General

Galmed Pharmaceuticals Ltd. (the “Company”) is a clinical-stage biopharmaceutical company primarily focused on the development of therapeutics for the treatment of liver diseases.

The Company, in its current legal structure, was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014. On February 2, 2014, upon a pre-ruling from the Israeli Tax Authorities, the Company underwent a reorganization (the “Reorganization”), pursuant to which all of Galmed Holdings Inc.’s business, including shares in its fully owned subsidiary, Galmed 2000, which was incorporated in the British Virgin Island) and net assets, was transferred to the Company. Contemporaneously, Galmed Pharmaceuticals Ltd. effectuated a stock split of 729:1. This Reorganization was deemed to be a restructuring under common control, in which the Company is the Successor (the “Successor”) and Galmed Holdings Inc. (which, as of the date of the Reorganization, was owned exactly proportionately by the same shareholders that owned the Company) is the predecessor (the “Predecessor”).

Accordingly, the Company succeeded the Predecessor's activities and the comparative figures which is presented on these financial statements.

All the data in the accompanying notes regarding the number of shares, options, warrants, capital notes, convertible notes, per share and par value is retroactively adjusted to reflect the 729:1 share split, which occurred upon consummation of the Reorganization.

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

The functional currency of the Company and its subsidiaries is the U.S dollar (the “dollar”), because the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate, and expect to continue operating in the foreseeable future. Transactions and balances denominated in dollars are presented in their original amounts. Non-dollar denominated transactions and balances have been re-measured to dollars in accordance with the provisions of ASC 830-10, “Foreign Currency Translation.” All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

D.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Galmed Research and Development Ltd, Galmed 2000 Inc., Galmed International Ltd., and Galmed Medical Research Ltd. All intercompany balances and transactions have been eliminated upon consolidation.

E.	Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible into cash with maturities of three months or less as of the date acquired.

F.	Short-term bank deposits

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short-term bank deposits are presented at their cost. Marketable securities

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

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%

Office furniture and equipment	7
Computer software, electronic and medical equipment	15–33
Leasehold improvements	10

I.	Impairment of long-lived assets

The Company’s and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2015 and 2014, no impairment losses were identified.

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

A three-tier fair-value hierarchy was established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

•	Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

•	Level 2 - Other inputs that are directly or indirectly observable in the marketplace; and

•	Level 3 - Unobservable inputs that are supported by little or no market activity

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

The following assumptions were used for the fiscal year 2015 and 2014 grants: dividend yield of 0.00% for both periods; risk-free interest rate between 1.56% and 1.90%; an expected life between five and six years; and a volatility rate ranging between 70% to 82.5%.

M.	Research and development expenses

Research and development expenses are charged to the statement of operations as incurred.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

N.	Income taxes

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

O.	Basic and diluted net loss per share

Basic net loss per share is computed based on the weighted-average number of shares outstanding during each year. Diluted net loss per share is computed based on the weighted-average number of shares outstanding during each year, plus the dilutive potential of the ordinary shares considered outstanding during the year, in accordance with ASC 260-10, “Earnings Per Share.”

All outstanding stock options and warrants were excluded from the calculation of the diluted loss per share for the years ended December 31, 2015 and 2014 because all such securities have an anti-dilutive effect.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

P.	Recently issued accounting pronouncements

On November 20, 2015, the FASB issued ASU 2015-17 as part of its simplification initiative (i.e., the Board’s effort to reduce the cost and complexity of certain aspects of U.S. GAAP). The ASU requires entities to present deferred tax assets (“DTAs”) and deferred tax liabilities (“DTLs”) as non-current in a classified balance sheet. It thus simplifies the current guidance, which requires entities to separately present DTAs and DTLs as current or non-current in a classified balance sheet. Netting of DTAs and DTLs by tax jurisdiction is still required under the new guidance.

For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018.

Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. We do not expect the adoption of ASU 2015-17 to have a material effect on our consolidated financial statements and disclosures.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 3 – Investments

The following table summarizes the Company’s cash, cash equivalents, and investments as of December 31, 2015 and 2014

	As of December 31, 2015
	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Cash and cash equivalents	$4,156	$–	$–	$4,156
Marketable securities	19,059	–	(214)	18,845
Total cash, cash equivalents and investments	$23,215	$-	$(214)	$23,001

	As of December 31, 2014
	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Cash and cash equivalents	$23,736	$–	$–	$23,736
Short-term deposit	6,000	–	–	6,000
Marketable securities	2,246	7	(3)	2,250
Total cash, cash equivalents and investments	$31,982	$7	$(3)	$31,986

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 4 – Other Accounts Receivable

	As of December 31,
	2015	2014
	(in thousands)
Government institutions	$109	$51
Interest receivable	-	13
Prepaid expenses	270	101
	$379	$165

Note 5 – Property and equipment, net

	As at December 31,
	2015	2014
	(in thousands)
Medical equipment	$750	$750
Office furniture and equipment	30	5
Computer software and electronic equipment	55	45
Leasehold improvements	123	-
	958	800
Less - Accumulated depreciation	75	26
Net book value	$883	$774

Note 6 – Other Accounts Payable

	As of December 31,
	2015	2014
	(in thousands)
Accrued expenses	$113	$81
Employees and related institutions	137	84
Accrued vacation *)	32	78
	$282	$243

*)	Including inter alia due to a related party in the amount of $22 thousand and $68 thousand, as of December 31, 2015 and 2014, respectively.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 7 – Related Parties

A.	Balances

1.	As of December 31, 2015 and 2014, the Company had an accrual in the amount of $236 thousand and $255 thousand, respectively, pursuant to an employment agreement with its CEO.

2.	In December 2011, the Company signed an agreement with the beneficiaries of one of its cofounders, which stated that the beneficiaries are entitled to an aggregate amount of $263 thousand as a result of outstanding obligations of the Company owed to the late co-founder. Such amount is subject to annual interest equal to LIBOR + 1%.

During the year 2015, the balance was fully paid.

B.	Transactions

1.	During 2015, 2014 and 2013, the Company recorded salary expenses in the amount of $434 thousand, $512 thousand and $34 respectively, pursuant to an employment agreement with its President and CEO.

2.	During 2015 and 2014, the Company recorded salary expenses in the amount of $98 thousand $91 respectively, pursuant to an employment agreement with its CMO, who also serves a director.

3.	During 2015 and 2014 the company recorded directors fee expenses in the amount of $210 thousand and $165 thousand, pursuant to a service agreement with its directors.

4.	In 2012, the Company issued 241,299 options in order to purchase ordinary shares of the Company to the chairman of its board of directors. During 2015, 2014 and 2013, the stock-based compensation expenses with respect to the options amounted to $0 thousand, $43 thousand and $101 thousand, respectively. See also Note 10.A.7.

5.	In December 2013, the Company granted 806,274 options to purchase ordinary shares of the Company with a NIS 0.01 par value to certain directors. The options will vest over various periods not exceeding two years and will expire in September 2023. The exercise price is between $0.01 and $3.57 per share. As of December 31, 2015, all the above mentioned options were vested. The aggregate grant date fair value of such options is $7.8 million. During the year 2015 and 2014, with respect to the above-mentioned options, the Company recorded stock-based compensation expenses in the amount of $415 thousand and $413 thousand, respectively, See also Note 10.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 7 – Related Parties (Cont.)

B.	Transactions (Cont.)

6.	In March 2014, the Company granted 25,749 options to purchase ordinary shares of the Company with a NIS 0.01 par value to certain directors. The options will vest over various periods not exceeding three years and will expire in September 2023. The exercise price is $3.67 per share. As of December 31, 2015, the amount of vested Options is 18,593. The aggregate grant date fair value of such options is $285 thousand. During the year 2015 and 2014, with respect to the above-mentioned options, the Company recorded stock-based compensation expenses in the amount of $63 thousand and $145 thousand, respectively, See also Note 9.

7.	In May 2015, the Company granted 160,000 options to purchase ordinary shares of the Company with a NIS 0.01 par value to certain directors. The options will vest over four years and will expire in September 2024. The exercise price is $5.49 per share. As of December 31, 2015, none of the above mentioned options were vested. The aggregate grant date fair value of such options is $1.0 million. During the year 2015, with respect to the above-mentioned options, the Company recorded stock-based compensation expenses in the amount of $167 thousand. See also Note 10.

8.	Subsequent to the balance sheet date, In February 2016, the Company granted 470,000 options to purchase ordinary shares of the Company with a NIS 0.01 par value to certain directors, and as well 37,500 restricted shares. The options and restricted shares will vest over a period of four years. The options will expire 10 years from the grant date. The exercise price of the options is $5.94 per share. The aggregate grant date fair value of such options is $3.05 million. The Grant is subject to the approval of the general shareholders meeting.

Note 8 – Commitments and Contingencies

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

Note 9 – Shareholders’ Equity

A.	Ordinary shares

1.	Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 9 – Shareholders' Equity (Cont.)

A.	Ordinary shares (Cont.)

2.	During the period of September 11, 2000 (date of inception) through 2009, a total of 4,995,837 ordinary shares were issued by the Company in consideration of $4.2 million.

3.	In December 2013, upon the request of convertible-notes holders, the Company converted all of its outstanding convertible notes into 1,026,432 ordinary notes.

4.	In December 2013, upon the capital-notes holders’ request, the Company converted all of its capital notes into 1,043,928 ordinary shares with a par value of NIS 0.01 per share.

5.	On December 31, 2013, the Company signed an agreement with an investor in the Company in which the Company issued the investor 33,534 ordinary shares in consideration of $120 thousand.

6.	On February 3, 2014, the Company entered into a share purchase agreement with certain of its shareholders and new investors, pursuant to which the Company issued to such existing shareholders and new investors 560,224 ordinary shares at a price per share of $3.57 for a total consideration in the amount of approximately $2 million.

7.	During 2012, the Company granted Options to purchase 241,299 of its ordinary shares with a par value NIS 0.01 per share to the Chairman of its Board of Directors. On March 12, 2014, upon the IPO, the Chairman exercised the Options by way of a cashless exercise into 177,488 ordinary shares of the Company based upon the initial public offering price of $13.50 per share.

8.	On March 12, 2014, the Company completed an initial public offering (the “IPO”) and listed its ordinary shares on the NASDAQ Capital Market under the ticker symbol GLMD. In the IPO, the Company issued under 3.3 million shares to the market at a price of $13.50 per share (par value NIS 0.01 per share), for a total consideration of approximately $40 million, net of offering costs in the amount of approximately $4.2 million.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 9 – Shareholders' Equity (Cont.)

B.	Stock-based compensation

1.	During 2002, the Company granted 38,637 Options to purchase ordinary shares of the Company to a service supplier (the “Service Supplier”). The Options were fully vested at the grant date, as set forth in the agreement signed by the parties. The options exercise price is $1.50 per share. As of December 31, 2015, all the aforementioned options were outstanding.

2.	In December 2013, the Company granted 1,219,617 Options to purchase ordinary shares of the Company to certain consultants and directors. The options will vest over various periods not exceeding two years and will expire in September 2023. The option exercise price is between $0.01 and $3.57 per share. As of December 31, 2015, the amount of vested options is $825,228.

3.	In February 2014, the Company granted options to purchase 8,583 of its ordinary shares to a member of the Board of Directors. The options are fully vested and expire in September 2023. The exercise price is $3.57 per share, and the fair value of such options at the grant date was $95 thousand.

4.	In March 2014, the Company granted options to purchase 17,166 of its ordinary shares to a member of the Board of Directors. The options vest over three years and expire in September 2023. The exercise price is $3.57 per share, and the fair value of such options at the grant date was $190 thousand. As of December 31, 2015, the amount of vested options is $4,290.

5.	In December 2014, the Company granted 335,000 options to purchase ordinary shares of the Company to certain employees and consultants. The options will vest over four years and will expire in December 2024. The exercise price is $5.49 per share. As of December 31, 2015, the amount of vested options is $61,250.

6.	In May 2015, the Company granted 160,000 options to purchase ordinary shares of the Company to certain directors. The options will vest over four years and will expire in September 2024. The exercise price is $5.49 per share. As of December 31, 2015, none of the above mentioned options were vested.

7.	In March 2015, the Company granted 11,000 options to purchase ordinary shares of the Company to certain consultants. The options will vest over various periods not exceeding three years and will expire in March 2025. The exercise price is $9.73 per share. As of December 31, 2015, none of the above mentioned options were vested.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 9 – Shareholders' Equity (Cont.)

B.	Stock-based compensation (Cont.)

8.	In August 2015, the Company granted 100,000 options to purchase ordinary shares of the Company to certain employees and consultants. The options will vest over four years and will expire in August 2025. The exercise price is ranges between $9.13 and $10.14 per share. As of December 31, 2015, none of the above mentioned options were vested.

9.	Subsequent to the balance sheet date, In January 2016, the Company granted 242,500 options to purchase ordinary shares of the Company with a NIS 0.01 par value to certain employees and consultants, and as well 41,250 restricted stock units (the "RSU's"). The options and RSU's will vest over a period of four years and will expire 10 years from the grant date. The exercise price of the options is $7.61 per share.

10.	Subsequent to the balance sheet date, In February 2016, the Company granted 470,000 options to purchase ordinary shares of the Company with a NIS 0.01 par value to certain directors, and as well 37,500 restricted shares. The options and restricted shares will vest over a period of four years. The options will expire 10 years from the grant date. The exercise price of the options is $5.94 per share. The Grant is subject to the approval of the general shareholders meeting.

11.	A summary of the status of the Company’s option plans as of December 31, 2015 and 2014 and changes during the years then ended are presented below:

	December 31,
	2015		2014*)
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Options outstanding at beginning of year	1,619,003	$1.71	1,499,553	$1.17
Granted	271,000	$7.21	360,749	$5.35
forfeited	(136,250)	$7.37	-	-
Exercised	-	-	(241,299)	$3.57
Outstanding at end of year	1,753,753	$2.12	1,619,003	$1.71
Options exercisable at year end	1,338,097	$0.92	1,227,387	$1.41

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 9 – Shareholders' Equity (Deficiency) (Cont.)

B.	Stock-based compensation (Cont.)

*) Retroactively adjusted to reflect the 729:1 share split, which occurred upon the consummation of the Reorganization.

As of December 31, 2015 and 2014, the weighted-average remaining contractual term of the outstanding and exercisable options, excluding the 38,637 Options granted in 2002 that have no expiration date, is 9.45 and 8.81 years, respectively.

As of December 31, 2015 and 2014, all of the outstanding and exercisable options are “in the money” with aggregate intrinsic value of $10.3 million and $6.7 million, respectively.

The unrecognized compensation expense calculated under the fair-value method for stock options expected to vest as of December 31, 2015 and 2014 is approximately $3.2 million and $2.4 million and is expected to be recognized over a weighted-average period of three years.

Note 10 – Research and Development Expenses

	Year ended December 31,
	2015	2014	2013
	(in thousands)
Chemistry and formulation studies	$1,902	$3,923	$2,081
Salaries and benefits	808	573	–
Stock-based compensation	111	–	4,285
Research and preclinical studies	637	865	711
Clinical studies	3,671	1,148	128
Regulatory and other expenses	500	155	2
	$7,629	$6,664	$7,207

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 11 – General and Administrative Expenses

	Year ended December 31,
	2015	2014	2013
	(in thousands)
Stock-based compensation	$858	$601	$6,566
Professional fees	741	625	496
Salaries and benefits	747	588	145
Traveling and conference costs	65	30	46
Rent and office-maintenance fees	359	284	46
Investor relations and business development	457	337	–
Other	19	13	56
	$3,246	$2,478	$7,355

Note 12 – Income Taxes

A.	General

The Company is assessed for tax purposes on an unconsolidated basis. Each of the Company’s subsidiaries is subject to the tax rules prevailing in its country of incorporation.

B.	Corporate Taxation

Israeli subsidiary:

The Company's subsidiaries in Israel are subject to income tax at regular corporate rate of 26.5% in 2015.

Maltese subsidiary:

Taxable income of Maltese companies is subject to tax at the rate of 35% in 2014 and 2015 (“Regular Tax Rate”).

C.	Net Operating Loss Carry forward

As of December 31, 2015, the Company had approximately $24.2 million net-operating-loss carry forwards, consisting of approximately $11.9 million of Maltese net-operating-loss carry forwards and approximately 12.3 million Israeli net-operating-loss carry forward. The Maltese and the Israeli loss carry forwards have no expiration date.

D.	Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial-reporting purposes and the amounts used for income-tax purposes.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 12 – Income Taxes (Cont.)

D.	Deferred income taxes (Cont.)

Significant components of the Company’s and its subsidiaries’ assets are as follows

	As of December 31,
	2015	2014
	(in thousands)
Deferred tax assets
Maltese subsidiary net-operating-loss carry forward	$4,608	$4,212
Israeli subsidiary net-operating-loss carry forward	3,251	1,184
Other reserves and allowances	56	115
Total deferred-tax assets	7,915	5,396
Valuation allowance	(7,915)	(5,396)
Net deferred-tax assets	$–	$–

Deferred-tax assets for carry forward losses in Malta and Israel are calculated using the applicable tax rate at the time of expected realization of the carry forward losses.

The Company has provided full valuation allowances in respect of deferred-tax assets. Management currently believes that it is more likely than not that those deferred taxes will not be realized in the foreseeable future.

E.	Tax assessments

The Israeli subsidiary has received final tax assessments through the year ended December 31, 2011. A reconciliation of the Company’s effective tax expense to the Company’s theoretical statutory tax benefit is as follows.

	Year ended December 31,
	2015	2014	2013
	(in thousands)
Loss before taxes on income, as reported in the consolidated statements of operations	$10,622	$9,102	$17,484

Statutory tax rate	26.5%	26.5%	25%

Theoretical tax benefit	2,815	2,412	4,371
Losses and other items for which a valuation allowance was provided or benefit from loss carry forwards	(2,815)	(2,412)	(4,371)
Other	-	1	1

Actual tax expense	$-	$1	$1

ITEM 19. Exhibits.

Exhibit No.	Description

1.1	Form of Amended and Restated Articles of Association of Galmed Pharmaceuticals Ltd. (English Translation) (1)

2.1	Specimen share certificate (1)

4.1	Registration and Information Rights Agreement, dated December 2013, by and among Galmed Pharmaceuticals Ltd., Shirat HaChaim Ltd., David & Debora Goldfarb, Medgal S.A. and G. Yarom Medical Research Ltd. (2)

4.2	Form of Indemnification Agreement (1)

4.3	Galmed Pharmaceuticals Ltd. 2013 Incentive Share Option Plan (2)

4.4	Agreement, dated 2002, by and between Galmed International Limited and Aventis Pharm Deutschland GmbH (2)

4.5	Personal Employment Agreement, dated December 23, 2013, by and between Galmed Medical Research Ltd. and Allen Baharaff (2)

141

Exhibit No.	Description

4.6	Personal Employment Agreement, dated December 23, 2013, by and between Galmed Medical Research Ltd. and Maya Halpern (2)

4.7	Confirmation & Release Letter, dated December 18, 2011, from Beatrice Gilat, Jacob Gilat, Roni Gilat-Baharaff, Michael Gilat and Allen Baharaff to Galmed Medical Research Ltd. (2)

4.8	Equipment Purchase Agreement, dated September 24, 2014, between Itamar Medical Ltd. and Galmed Research and Development Ltd.* (3)

4.9	Development and Manufacturing Services Agreement, dated January 27, 2015, between Galmed Research and Development Ltd. and Perrigo API Ltd.* (3)

4.10	Investigator Initiated Clinical Trial Agreement, dated February 8, 2015, between Galmed Research and Development Ltd. and the University of California, San Diego* (3)

8.1	List of subsidiaries of Galmed Pharmaceuticals Ltd. (1)

11.1	Code of Business Conduct and Ethics of Galmed Pharmaceuticals Ltd.

12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

________________

(1)	Incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1 filed with the SEC on February 28, 2014.

(2)	Incorporated herein by reference to the Registration Statement on Form F-1 filed with the SEC on February 6, 2014.

(3)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on March 31, 2015.

* Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

142

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALMED PHARMACEUTICALS LTD.

By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer

Date: March 22, 2016

143