Form 20-F
period 2016-12-31
Galmed Pharmaceuticals Ltd.
filed 2017-03-23
CIK 1595353

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _______________

For the transition period from _______________________________ to _______________________________

Commission File No. 001-36345

GALMED PHARMACEUTICALS Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of the Registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

16 Tiomkin Street, Tel Aviv, Israel 6578317

(Address of principal executive offices)

Allen Baharaff

President and Chief Executive Officer

16 Tiomkin Street

Tel Aviv, Israel 6578317

E-mail: ab@galmedpharma.com
Tel: +972.3.693.8448

Fax: +972.3.693.8447

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares, par value NIS 0.01 per share	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class
N/A

Securities registered or to be registered pursuant to Section 15(d) of the Act.

Title of each class
N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.        12,149,226

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                                   Accelerated filer ☐                                  Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

•	the timing and cost of our ongoing Phase IIB ARREST Study (the “ARREST Study”) and planned Phase III trials, for our product candidate, AramcholTM (hereinafter referred to as “Aramchol”) for the treatment of patients who are overweight or obese and have pre diabetes or type II diabetes mellitus (hereinafter OD patients) with Non-Alcoholic Steato-Hepatitis, or NASH, or whether Phase III trials will be conducted at all;

•	completion and receiving favorable results of these Phase IIB and Phase III trials for Aramchol;

•	regulatory action with respect to Aramchol by the U.S. Food and Drug Administration, or FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

•	the commercial launch and future sales of Aramchol or any other future products or product candidates;

•	our ability to comply with all applicable post-market regulatory requirements for Aramchol in the countries in which we seek to market the product;

•	our ability to achieve favorable pricing for Aramchol;

•	our expectations regarding the commercial market for NASH in OD patients;

•	third-party payor reimbursement for Aramchol;

•	our estimates regarding anticipated capital requirements and our needs for additional financing;

•	market adoption of Aramchol by physicians and patients;

•	the timing, cost or other aspects of the commercial launch of Aramchol;

•	the development and approval of the use of Aramchol for additional indications or in combination therapy; and

•	our expectations regarding licensing, acquisitions and strategic operations.

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

EXPLANATORY NOTE

Market data and certain industry data and forecasts used throughout this annual report were obtained from internal company surveys, market research, consultant surveys commissioned by the Company, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys commissioned by the Company and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. However, this information may prove to be inaccurate because of the method by which some of the data for the estimates is obtained or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, the market and industry data and forecasts included or incorporated by reference in this annual report, and estimates and beliefs based on that data, may not be reliable. We have relied on certain data from third-party sources, including internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. However, we have not ascertained the underlying economic assumptions relied upon therein. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based to the best of our knowledge on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this annual report, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this annual report.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3. Key Information.

A.	Selected Financial Data.

The following table sets forth our selected consolidated financial data for the periods ended and as of the dates indicated, which reflects the financial data of the Company and the financial data of Galmed Holdings Inc., a holdings company incorporated in the British Virgin Islands, or GHI, our predecessor, prior to the Reorganization (as described below). The following selected consolidated financial data for our Company should be read in conjunction with the financial information, “Item 5. Operating and Financial Review and Prospects” and other information provided elsewhere in this annual report and our consolidated financial statements and related notes. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety thereby. In the opinion of our management, our unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position, results of operations and cash flows as of and for the periods indicated therein.

We derived the selected consolidated financial statements as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, as applicable, from our audited consolidated financial statements included elsewhere in this annual report.

	Year ended December 31,
	2012		2013		2014		2015	2016
	(in thousands)

Revenue		$—		$—		$—	$—	$(467)
Research and development expenses		2,443		7,207		6,664	7,629	14,271
General and administrative expenses		694		7,355		2,478	3,246	3,078
Capital Loss		—		10		—	—	—
Operating loss		3,137		14,572		9,142	10,875	16,882
Financial expenses		6		2,912		10	180	372
Financial Income		—		—		(50)	(433)	(407)
Taxes on income		6		1		1	—	106
Net loss		$3,149		$17,485		$9,103	$10,622	$16,953
Comprehensive loss		3,149		17,485		9,099	10,832	16,832
Diluted net loss per ordinary	$	(*) 0.63	$	(*) 3.45	$	(*) 0.88	$0.96	$1.49
Weighted number of ordinary shares used in computing loss per ordinary shares		(*) 4,995,837		(*) 5,096,466		(*) 10,323,686	11,101,453	11,374,653

(*) Retroactively adjusted to reflect the 729:1 share split, which occurred upon the consummation of the Reorganization (as defined below).

	As of December 31,
Consolidated Balance Sheet data:	2012		2013		2014	2015	2016
	(In thousands)

Cash and cash equivalents	$718		$137		$23,736	$4,156	$3,097
Short-term deposits and marketable securities	—		—		8,250	18,845	12,351
Other receivables	14		16		165	379	284
Fixed assets	30		13		774	883	718
Total assets	762		166		32,925	24,263	16,450
Total liabilities	2,741		2,117		1,518	2,718	5,375
Total shareholders’ equity (deficit )*	(1,979)		(1,951)		31,407	21,545	11,075
Number of ordinary shares issued and outstanding	4,995,837	(*)	7,099,731	(*)	11,100,453	11,100,453	12,149,226

(*) Retroactively adjusted to reflect the 729:1 share split, which occurred upon the consummation of the Reorganization (as defined below).

Exchange Rate

Galmed reports its financial results and balance sheet position in U.S. dollars. On March 16, 2017, the latest practicable date for inclusion in this annual report, the exchange rate between New Israeli Shekels and U.S. dollars as published by the Bank of Israel was 3.63 NIS.

The average exchange rates for each of the five most recent fiscal years, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

	2016	2015	2014	2013	2012
Average
1 US $ = NIS	3.84	3.88	3.58	3.61	3.71

The high and low exchange rates for each month during the previous six months are set forth below:

	September 2016	October 2016	November 2016	December 2016	January 2017	February 2017

High
1 US $ = NIS	3.79	3.86	3.88	3.87	3.86	3.77

Low
1 US $ = NIS	3.75	3.78	3.80	3.79	3.77	3.66

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Risks Related to Our Financial Position and Capital Requirements

We are a clinical-stage biopharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

We are a clinical-stage biopharmaceutical company with an operating history limited to non-clinical and clinical drug development and no approved products. To date, we have focused nearly exclusively on developing our lead product candidate, Aramchol. In addition, we have limited operating experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. We have funded our research and development programs and operations to date primarily through proceeds from the private placement of ordinary shares, convertible debt, our initial public offering on March 18, 2014 and ATM Offering (as defined below). We currently have no products approved for marketing in the United States or any other jurisdiction and have not generated any revenue from product sales to date, although we have generated revenue from our licensing agreement with Samil Pharm. We have incurred operating losses in each year since the inception of our predecessor in 2000. Our loss attributable to holders of our ordinary shares for the years ended December 31, 2014, 2015, and 2016 was approximately $9.1 million, $10.6 million, and $17.0 million, respectively. As of December 31, 2016, we had an accumulated deficit of $64.3 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations.

Our ability to become profitable depends upon our ability to generate revenue in excess of our expenses. To date, we have not generated any revenue, excluding the licensing revenue we recorded in connection with that certain Samil Agreement (as defined below), as our lead product candidate, Aramchol, is still in clinical development and has not been approved by the FDA, nor has any other product candidate. We do not know when, or if, we will generate any revenue from sales of our product candidates. We do not expect to generate revenue other than subsequent royalties and/or milestones that can be earned in connection with the Samil Agreement or other potential license agreements, unless and until we, or an ultimate third-party licensor or acquirer, obtain regulatory and marketing approval of, and commercialize, Aramchol, or any other product candidate. We will continue to incur research and development and general and administrative expenses related to our operations. We expect to continue to incur losses for the foreseeable future, which may be significant, and these losses will likely increase as we:

•	initiate and manage additional clinical trials in multiple medical indications for Aramchol, initiate additional research and development programs;

•	seek regulatory approvals for our product candidate, or future product candidates, if any;

•	implement internal systems and infrastructures, including, without limitation, hiring of additional personnel as needed and developing sales and marketing functions if and when our product candidate receives applicable regulatory approval if we opt to commercialize it ourselves;

•	seek to in-license additional products or technologies to develop;

•	hire additional management and other personnel; and

•	move towards commercialization of our product candidate, and future product candidates, if any.

We may out-license Aramchol, including through a territorial license, a worldwide license, or a license for a particular indication, before it is approved by any applicable regulatory agency, commercialized and/or generates revenue, depending on a number of factors, including, but not limited to, our ability to:

•	demonstrate a compelling and/or novel, non-clinical, unique mechanism of action of Aramchol;

•	obtain adequate clinical results from and progress the clinical development of Aramchol;

•	develop and obtain regulatory approvals in the countries and for the uses we intend to pursue for Aramchol;

•	contract for the manufacture of commercial quantities of Aramchol by a current good manufacturing practice, or cGMP, compliant manufacturing facility at acceptable cost levels if marketing approval is received; and

•	establish external, and potentially in the future, internal, sales and marketing capabilities to effectively market and sell Aramchol in the United States and other countries.

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

We expect our research and development expenses to increase in connection with our planned clinical trials and initiation of clinical trials for other indications. In addition, if we obtain marketing approval for Aramchol and opt to commercialize it ourselves, we will likely initially incur significant expenses associated with outsourcing sales, marketing and manufacturing functions to third parties, as well as continued research and development expenses. Furthermore, we expect to incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

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

Physicians, patients, third-party payors or the medical community in general may be unwilling to accept, utilize or recommend, and in the case of third-party payors, reimburse any of our planned future products. As a result, we are unable to predict the extent of future losses or the time required to achieve profitability, if at all. Even if we successfully develop one or more products, we may not become profitable.

We will need substantial, additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

We currently estimate that our cash position will support our current clinical trials and operations through the first half of 2018. We believe these funds will enable us to complete any preparatory clinical and non-clinical work, as well as our ARREST Study. We will need to raise substantial, additional capital to fund our operations and to develop Aramchol for, and beyond its current development stage for the NASH indication, as well as additional indications, and ultimately commercialize it, if we opt to do so ourselves, for NASH or any other indication. In addition, we may choose to expand our current research and development focus, or other clinical operations as well as the development of a non-invasive biomarkers, which may also require additional capital. As of December 31, 2016, we had a net working capital of $11.2 million, cash and cash equivalents of $3.1 million and marketable securities of $12.4 million. Our future capital requirements may be substantial and will depend on many factors including:

•	adhering to patient recruitment in our ongoing and planned clinical trials and sponsored trials;

•	our clinical trials and sponsored trials results;

•	developing Aramchol for the treatment of other conditions or indications beyond those being explored in the ARREST Study and the ARamchol for the Reversal of HIV-AssociatEd lipodystrophy and NAFLD study (the “ARRIVE Study”), or possible label expansion of Aramchol once its approved, if at all, for the treatment of other conditions or indications;

•	the cost of filing and prosecuting patent applications and the cost of defending our patents;

•	the cost of prosecuting infringement actions against third parties;

•	the cost, timing and outcomes of seeking marketing approval of Aramchol;

•	the costs associated with commercializing Aramchol if we receive marketing approval, and choose to commercialize Aramchol ourselves, including the cost and timing of establishing external, and potentially in the future, internal, sales and marketing capabilities to market and sell Aramchol;

•	subject to receipt of marketing approval, revenue received from sales of approved products, if any, in the future;

•	the costs associated with any product liability or other lawsuits related to our future product candidates or products, if any;

•	the costs associated with post-market compliance with regulatory requirements, and of addressing any allegations of non-compliance by regulatory authorities in countries where we plan to market and sell Aramchol;

•	the demand for our products;

•	the costs associated with developing and/or in-licensing other research and development programs;

•	the expenses needed to attract and retain skilled personnel; and

•	the costs associated with being a public company.

Based on our current operating plan, we anticipate that our existing resources will be sufficient to enable us to maintain our currently planned operations, including our continued product development, through the first half of 2018. We believe these funds will enable us to complete any preparatory clinical and non-clinical work, as well as our ARREST Study, and other clinical and non-clinical programs, assuming that we adhere to patient recruitment based on our current estimation. We will require significant additional funds to initiate and complete additional clinical trials, including but not limited to a potential Phase III pivotal trial for the treatment of OD patients with NASH, and the FDA and EMA approval processes. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, such as losing our Small and Medium Enterprise status at the EMA, which entitles us to significant fee reductions. Because there are numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amount of increased capital outlays and operating expenditures associated with our anticipated clinical trials. We have no committed external sources of funds. Additional financing may not be available when we need it or may not be available on terms that are favorable to us and additional financing may cause significant dilution to our existing shareholders. If adequate funds are not available to us on a timely basis, or at all, we may be required to terminate or delay planned or ongoing clinical trials or other development activities for Aramchol.

Raising additional capital may be costly or difficult to obtain and will dilute current shareholders’ ownership interests, potentially substantially.

Any debt, equity or structured financing that we may need or desire may not be available on terms favorable to us, or at all. If we obtain funding through a strategic collaboration or licensing arrangement, we may be required to relinquish our rights to certain of our technologies, products or marketing territories. If we are unable to obtain required additional capital, we may have to curtail our growth plans or cut back on existing business, and we may not be able to continue operating if we do not generate sufficient revenues from operations needed to stay in business.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our capital structure, financial condition and results of operations.

Any additional capital raised through the sale of equity or equity-linked securities will dilute our current shareholders’ ownership in us, potentially substantially, and could also result in a decrease in the market price of our ordinary shares. The terms and conditions of those securities issued by us in future capital transactions may be more favorable to new investors and may include the issuance of warrants or other derivative securities, which may have a further dilutive effect.

We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of our product candidate. If we fail to obtain necessary funds for our operations, we will be unable to maintain and improve our intellectual property and technology, and we will be unable to develop and commercialize our product candidate.

Our long-term capital requirements are expected to depend on many potential factors, including, among others:

•	the number of product candidates in development;

•	the size, duration and scope of existing and future clinical trials and non-clinical studies;

•	the regulatory path of our product candidates;

•	the results of our clinical trials, which are unpredictable in product candidate development;

•	our ability to successfully commercialize our product candidates, including securing commercialization and out-licensing agreements with third parties and favorable pricing and market share;

•	the progress, success and cost of our clinical trials and research and development programs, including those associated with milestones and royalties;

•	the costs, timing and outcome of regulatory review and obtaining regulatory approval of our product candidates and addressing regulatory and other issues that may arise post-approval;

•	the breadth of the labeling, assuming that our product candidate is approved for commercialization by a relevant regulatory authority, which may not occur;

•	our need, or decision, to acquire or in-license complementary technologies or new platform technologies or product candidates;

•	the costs of enforcing our issued patents and defending intellectual property-related claims;

•	the costs of investigating patents that might block us from developing potential product candidates;

•	the costs of recruiting and retaining qualified personnel;

•	the costs associated with contracting with third parties to manufacture the product and to perform other necessary services;

•	our revenue, if any; and

•	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

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

Risks Related to Our Business, Industry and Regulatory Requirements

We depend largely on the success of our lead product candidate, Aramchol, and we may not obtain regulatory approval of Aramchol.

We have invested almost all of our efforts and financial resources in the research and development (clinical and non-clinical) of Aramchol, which is currently our lead product candidate. As a result, our business is largely dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize Aramchol in a timely manner. The process to develop, obtain regulatory approval for and commercialize Aramchol is long, complex, costly and uncertain as to its outcome.

The research, development, testing, clinical trials, manufacturing, labeling, approval, sale, marketing and distribution of drugs are subject to extensive regulation by the FDA and other regulatory agencies in other countries. These regulations differ from jurisdiction to jurisdiction. We have not received marketing approval for Aramchol in any jurisdiction. We are not permitted to market Aramchol, or any other product candidate, in the United States until we receive approval of a New Drug Application, or NDA, from the FDA, or in any foreign countries until we receive the requisite approval from the respective regulatory agencies in such countries. We are currently in the midst of conducting the Phase IIB ARREST Study and have not yet begun any pivotal study of Aramchol, We have not received regulatory authorization to conduct the clinical trials that are necessary to file an NDA with the FDA or comparable applications to other regulatory authorities in other countries. The results of clinical trials may be unsatisfactory, and even if we believe those clinical trials to be successful, the FDA, or other regulatory authorities, may not grant marketing authorization should we be in a position to request it.

The requirements and length of time for approval vary in different jurisdictions and could involve additional studies of Aramchol beyond those we currently anticipate, including potentially post-approval studies. The time required to obtain approval in other countries might differ from that required to obtain FDA approval in the United States. The marketing approval process in other countries may include all of the risks detailed above regarding FDA approval as well as other risks. In particular, in many countries outside the United States, it is required that a product receive pricing and reimbursement approval before the product can be commercialized. This can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved therapy. This can result in significant expense to conduct complex clinical trials. Finally, we do not have any products approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be harmed.

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

Upon the completion of any clinical or non-clinical trial and/or tests, the results might not support the desired indications for use. Further, success in earlier clinical trials does not ensure that later clinical trials will be successful, and the results of later clinical trials may not replicate the results of prior clinical trials or non-clinical testing. The clinical trial process may fail to demonstrate that Aramchol is safe and effective for the indications we seek. Any such failure may cause us to abandon Aramchol and may delay development of other product candidates. Any delay in, or termination or suspension of, our clinical trials will delay the requisite filings with the FDA or other regulatory agencies and, ultimately, our ability to commercialize our product candidates and generate product revenues. If the clinical trials do not support our desired indications, the completion of development of such product candidate may be significantly delayed or abandoned, which will significantly impair our ability to generate revenues and will materially adversely affect our results of operations.

If we acquire or in-license additional technologies or product candidates, we may incur significant, incremental expenses, may have integration difficulties and may experience other risks that could harm our business and results of operations.

We may acquire or in-license additional product candidates and technologies. Any product candidate or technologies we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive non-clinical or clinical testing, or both, and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate, or product developed based on in-licensed technology, will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure that any product candidate that we develop based on acquired or in-licensed technology that is granted regulatory approval will be manufactured or produced economically, successfully commercialized or widely accepted or competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed product candidates could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.

The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons.

We may not be able to complete or commence the clinical trials that would support our submission of an NDA to the FDA, a Marketing Authorization Application, or MAA, to the EMA or any similar submission to regulatory authorities in other countries. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. The fact that the FDA, EMA or other regulatory authorities permit a company to conduct human clinical trials is no assurance or guarantee that the trials will be successful. On the contrary, most candidate drugs that begin clinical trials (including, but not limited to, Phase II trials, such as our ARREST Study) do not prove to be successful and do not result in the filing of an NDA, MAA or similar filing. Drug candidates that successfully complete one phase of clinical trials may prove unsuccessful at a subsequent phase. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements and in part because the results of clinical trials are inherently uncertain and unpredictable. Regulatory authorities, such as the FDA, may decline to permit a clinical trial to proceed or may suspend a clinical trial that it has previously permitted to proceed. Additionally, the clinical trial process is time-consuming, and failure can occur at any stage of the trials. We may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

•	difficulties obtaining regulatory authorization to commence a clinical trial or complying with regulatory requirements for clinical trials or with the conditions imposed by a regulatory authority regarding the scope or duration of a clinical trial;

•	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

•	difficulties in obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site;

•	delays resulting from a decision of the FDA not to designate Aramchol as a Breakthrough Therapy, a designation that could, among other benefits, expedite the conduct of clinical trials;

•	challenges in recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including size and nature of patient population, proximity of patients to clinical sites, eligibility and exclusion criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications; and

•	Inadequate funding.

The ARREST Study may also be delayed or terminated as a result of, but not limited to, safety signals. In addition, the ARREST Study or other clinical trials may be suspended or terminated by us, the FDA or other regulatory authorities, the principal investigator at a site, the IRBs at the sites where such boards are overseeing a trial or the data safety monitoring board, or DSMB, that is overseeing the clinical trial at issue, or other regulatory authorities due to a number of factors, including:

•	irregularities in conducting a clinical trial, including by way of example, failure to conduct the clinical trial in accordance with regulatory requirements, in particular good clinical practice requirements, or GCP, or the FDA-authorized clinical protocols;

•	negative findings upon inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

•	safety issues or lack of clinical drug activity or effectiveness; and

•	lack of adequate funding to continue the clinical trials.

To date, we have already experienced material delays in the ARREST Study largely related to significantly slower than expected recruitment and the length of time required to obtain regulatory authorizations to proceed with clinical trials, as well as the termination of a Phase IIA trial of Aramchol for the treatment and dissolution of cholesterol gallstones. We may experience further delays in any or all of our clinical trials, and there can be no assurance that we will not experience such risks in the future as we progress with our planned clinical trials.

Furthermore, positive results in previous clinical studies of Aramchol may not be predictive of similar results in future clinical trials. Also, interim results, if at all, during a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early- and mid-stage development. Accordingly, the results from the completed non-clinical studies and clinical trials for Aramchol may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or non-clinical trials, or to even terminate the development program entirely. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in non-clinical and clinical studies have nonetheless failed to obtain FDA or EMA, or other regulatory agency, approval for their products.

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

Liver biopsy is the standard approach for the diagnosis of inflammation and fibrosis associated with NASH. However, the procedure-related morbidity and, in rare cases, mortality, sample errors, costs, patient discomfort and thus lack of patient interest in undergoing the procedure limit its use. As such, only patients with a high risk of NASH, which includes patients with metabolic syndrome and an indication of Non-Alcoholic Fatty Liver Disease, or NAFLD, are generally sent for liver biopsy. Because NASH tends to be asymptomatic until the disease progresses, many individuals with NASH remain undiagnosed until the disease has reached its late stages, if at all. The lack of a reliable non-invasive method for the diagnosis of NASH is likely to present a major challenge to Aramchol’s market penetration, as many practitioners and patients may not be aware that a patient suffers from NASH and requires treatment. As such, use of Aramchol might not be as wide-spread as our actual target market and this may limit the commercial potential of Aramchol.

A further challenge to Aramchol’s market penetration is that currently a liver biopsy is the standard approach for measuring improvement in NASH patients. Because it would be impractical to subject all patients that take Aramchol, when and if it approved, to regular and repeated liver biopsies, it will be difficult to demonstrate Aramchol’s effectiveness to practitioners and patients unless and until a reliable non-invasive method for the diagnosis and monitoring of NASH becomes available, as to which there can be no assurance.

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

Even if we complete our planned clinical trials and believe that the clinical data confirms that the drug is both safe and effective for its intended use or uses, obtaining approval of an NDA, or similar regulatory application, is an extensive, lengthy, expensive and uncertain process, and the FDA and other regulatory agencies may delay, limit or deny approval of Aramchol for many reasons, including, without limitation, the fact that:

•	we may not be able to demonstrate to the satisfaction of the applicable regulatory agencies that Aramchol is safe and effective for treatment of NASH in OD patients or for any other indication;

•	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the applicable regulatory agencies for approval;

•	the applicable regulatory agencies may disagree with the number, design, size, conduct or implementation of our clinical trials;

•	the applicable regulatory agencies may not find the data from non-clinical studies and clinical trials sufficient to demonstrate that Aramchol’s clinical and other benefits outweigh its safety risks;

•	the applicable regulatory agencies may disagree with our interpretation of data from non-clinical studies or clinical trials;

•	the applicable regulatory agencies may not accept data generated at our clinical trial sites;

•	the data collected from non-clinical studies and clinical trials of Aramchol may not be sufficient to support the submission of an NDA or similar regulatory application;

•	the applicable regulatory agencies may not schedule an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the applicable regulatory agencies require, as a condition of approval, additional non-clinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

•	the applicable regulatory agencies may require development of a risk evaluation and mitigation strategy, or REMS, as a condition of approval;

•	the applicable regulatory agencies may require simultaneous approval for both adults and children, which would delay required approvals, or we may have successful clinical trial results for adults, but not children, or vice versa;

•	the applicable regulatory agencies may change their approval policies or adopt new regulations that may impede consideration or approval of our NDA, or similar regulatory application;

•	the applicable regulatory agencies may identify deficiencies in the manufacturing processes or facilities of third-party manufacturers, or suppliers of active pharmaceutical ingredients, or APIs, with which we enter into agreements for clinical and commercial supplies; and

•	the applicable regulatory agencies may require post-marketing approval studies, such as Phase IV clinical trials, in connection with Aramchol.

Before we can submit an NDA to the FDA or a similar approval application to other regulatory authorities, as applicable, we (or our commercialization partner, as the case may be) must complete the ongoing ARREST Study and conduct one or more Phase III clinical trials that will be substantially broader than our Phase IIB trial. We will also need to agree on a protocol with the FDA for any Phase III clinical trial(s) before commencing that trial in the United States. Clinical trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the ARREST Study or Phase III clinical trials that we conduct may or may not be successful. The applicable regulatory agencies may suspend all clinical trials or require that we conduct additional clinical, non-clinical, manufacturing, validation or drug product quality studies and submit data from these additional studies before considering or reconsidering the NDA or similar regulatory application. Depending on the extent of these, or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the applicable regulatory agencies to provide regulatory approval. If any of these outcomes occur, we would not receive approval for Aramchol and may be forced to cease operations.

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

Even if Aramchol receives marketing approval, we or others may later identify undesirable side effects caused by the product. In such an event, regulatory authorities may:

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

In addition to these potentially significant negative consequences, we could be required to change the way the product is administered, conduct additional non-clinical studies or clinical trials or restrict or cease the distribution or use of the product, and/or be sued and held liable for harm caused to patients. The foregoing or other events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could substantially increase commercialization costs or even force us to cease operations.

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

We will be required to identify and enroll a sufficient number of patients in the U.S. with NASH for each of our ongoing and planned clinical trials of Aramchol in this indication. We also may encounter difficulties in identifying and enrolling U.S. NASH patients who meet the eligibility criteria for our planned clinical trials. We may not be able to initiate or continue clinical trials if we are unable to locate a sufficient number of eligible patients to participate in the clinical trials required by the FDA or other foreign regulatory agencies. In addition, the process of finding and diagnosing patients may prove costly. Our inability to enroll a sufficient number of patients for any of our clinical trials would result in significant delays, additional expenses, or may require us to abandon one or more clinical trials.

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

Even if Aramchol, or any other product candidate that we may develop, receives marketing approval, we will continue to face extensive regulatory oversight and requirements, and any such product may still face future regulatory risks or new requirements.

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

The commercial success of Aramchol, or potentially any other future product candidate for which we obtain marketing approval from the FDA, or other regulatory authorities, will depend on the breadth of its approved labeling and upon the acceptance of the product by the medical community, including physicians, patients and healthcare payors. The degree of market acceptance of any approved product will depend on a number of factors, including, without limitation:

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

In March 2010, President Barack Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010, or the Affordable Care Act, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms. The Affordable Care Act expanded manufacturers’ Medicaid rebate liability to include covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, increased the minimum rebate due for innovator drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP. The rebate on innovator drugs is the greater of 23.1% of the AMP per unit or the difference between the AMP and the best price per unit and adjusted by the Consumer Price Index-Urban (CPI-U) based on a launch date and current quarter AMP. The total rebate amount for innovator drugs is capped at 100.0% of AMP. The Affordable Care Act and subsequent legislation also narrowed the definition of AMP. Furthermore, the Affordable Care Act imposes a significant annual, nondeductible fee on companies that manufacture or import certain branded prescription drug products. Substantial new provisions affecting compliance were also been enacted, which may affect our business practices with healthcare practitioners. Although it is too early to determine the effect of the Affordable Care Act, it appears likely to continue to put pressure on pharmaceutical pricing, especially under the Medicare and Medicaid programs, and may also increase our regulatory burdens and operating costs.

On January 20, 2016, President Donald J. Trump was inaugurated as the President of the United States. President Trump has stated that he intends to “repeal and replace” the Affordable Care Act, and Congress has taken initial steps to repeal the law. We cannot predict the impact of the change in administration on the Affordable Care Act and the subsequent effect on the pharmaceutical industry at this time.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. In August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If we ever obtain regulatory approval and commercialization of Aramchol, these laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of Aramchol may be. Further, the Deficit Reduction Act of 2010, directed CMS to contract a vendor to determine “retail survey prices for covered outpatient drugs that represent a nationwide average of consumer purchase prices for such drugs, net of all discounts and rebates (to the extent any information with respect to such discounts and rebates is available).” This survey information can be used to determine the National Average Drug Acquisition Cost, or NADAC. Some states have indicated that they will reimburse based on the NADAC and this can result in further reductions in the prices paid for various outpatient drugs.

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

We do not intend to engage in the manufacture of our products other than for non-clinical and clinical studies, but we or our materials suppliers may face manufacturing or quality control problems causing product production and shipment delays or a situation where we or the supplier may not be able to maintain compliance with the FDA’s or foreign regulators’ requirements necessary to continue manufacturing our product candidate. Drug manufacturers are subject to ongoing periodic unannounced inspections by the FDA and corresponding foreign regulators to ensure continuing compliance with applicable requirements. Any failure to comply with FDA or foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop and market our product candidate and any future product candidates.

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

Our market is subject to intense competition. If we are unable to compete effectively, Aramchol or any other potential product candidate that we develop may be rendered suboptimal, noncompetitive or obsolete.

There are a number of products in development for NASH, many of which are being developed by pharmaceutical companies that are far larger than us, with significantly greater resources and more experience than us in all aspects of drug development and commercialization. Further, our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large, fully-integrated pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals, some of which may compete with Aramchol or other product candidates. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These companies may have products in development that are superior to Aramchol. Key competitive factors affecting the commercial success of Aramchol and any other product candidates that we develop are likely to be efficacy, time of onset, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

Many of our potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than us in obtaining FDA and other marketing approvals for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render Aramchol or any other potential product candidates that we develop suboptimal, obsolete or non-competitive before we can recover the expenses of developing and commercializing the product. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases we are targeting could render Aramchol, or any other product candidate that we develop, non-competitive or obsolete. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may never be profitable.

Our competitors currently include companies with marketed products and/or advanced clinical programs. The majority of our competitors include, but are not limited to, Intercept Pharmaceuticals, Inc., Genfit S.A., Gilead Sciences, Inc., Allergan, Plc., Shire, Plc., and Novartis, among others. See also “Item 4. Information on the Company—Competition.” Moreover, several additional companies have reported the commencement of research projects and proof-of-concept trials related to NASH, including those mentioned in the preceding sentence.

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

In addition, potential adverse events caused by our product candidates, or products, could lead to product liability claims. Product liability claims might be brought against us by consumers, healthcare providers or others coming into contact with our products. If we cannot successfully defend ourselves against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in, among other things:

•	decreased demand for Aramchol or any other product candidate for which we obtain marketing approval;

•	impairment of our business reputation and exposure to adverse publicity;

•	increased warnings on product labels or other regulatory actions;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	loss of revenue; and

•	the inability to successfully commercialize Aramchol or any other product candidate, for which we obtain marketing approval.

No serious adverse events related to the study drug have been reported in any of our completed clinical studies, in which subjects have been administered doses up to 900 mg, at doses up to 600 mg administered once-daily for up to ten days and at doses up to 300 mg administered once-daily for up to three months. Several non-serious adverse events were reported in five completed and fully analyzed clinical trials. Those five studies enrolled a combined total of 231 patients.

In our Phase IA clinical trial we enrolled 17 healthy volunteers. A total of 45 adverse events were reported in 13 subjects. All adverse events were mild or moderate and transient and resolved without sequelae. There were no serious adverse events, deaths or other significant adverse events observed in this study.

In our Phase IB placebo-controlled clinical trial with 25 healthy and mildly overweight male volunteers a total of 68 adverse events were reported by 80% of the subjects (placebo 89%; Aramchol 30mg 67%; Aramchol 300 mg 86%). All adverse events were mild or moderate and resolved without sequelae. There were no serious adverse events, deaths or other significant adverse events.

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

In our Phase IIA placebo-controlled trial with 60 subjects with steatosis due to NAFLD or NASH. A similar proportion of patients from each treatment group reported adverse events (placebo 55%; Aramchol 100mg 40%, Aramchol 300mg 45%). Most adverse events were mild and transient. None of the adverse events reported in the Aramchol groups were considered related to the investigational drug. Three adverse events were initially considered to be related to the study drug; however, after un-blinding it turned out that they occurred in the placebo group. In addition, one serious adverse events (acute appendicitis) was reported in the placebo group. There were no deaths or other significant adverse events reported in this study.

In 2016, we performed a pharmacokinetic study involving 64 Chinese subjects (the “Chinese PK Study”) who are domiciled in the United States, consisting of two parts. No safety signals were identified in Chinese PK Study and we deemed no changes are required in the enrollment of Chinese patients into the ARREST Study.

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

Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to recruit, attract, retain, manage and motivate qualified senior executive officers with adequate operational, scientific and technical experience. The loss of the services of our senior executive officers, including our President and Chief Executive Officer, Chief Medical Officer, and Chief Scientific Officer, or the inability to hire or retain experienced management personnel, could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our senior executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner.

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

As a public company, we operate in an increasingly challenging regulatory environment which requires us to comply with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the related rules and regulations of the SEC and securities exchanges, expanded disclosures, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, until the date we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, because we are taking advantage of the exemptions contained in the JOBS Act. We will remain an emerging growth company until, subject to certain conditions, the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700.0 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

To build our finance infrastructure, we may need to improve our accounting systems, disclosure policies, procedures and controls. If we are unsuccessful in building an appropriate accounting infrastructure, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures, or comply with existing or new reporting requirements. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from the Nasdaq Capital Market or other adverse consequences that would materially harm our business. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information.

We will need to significantly increase the size of our organization, and we may experience difficulties in managing growth.

We may experience rapid and substantial growth in order to achieve our operating plans, which will place a strain on our human and capital resources. Successful implementation of our business plan will require management of growth, which will result in an increase in the level of responsibility for management personnel. We currently have a relatively small number of employees and, in the event we continue the clinical development of our lead product into Phase III pivotal study independently, we will need to substantially increase our operations, including expanding our employee base of managerial, operational, clinical and financial personnel. Any future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. To that end, we must be able to, among other things:

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

In addition, we rely and intend to rely on third-parties, including our clinical research organizations, third-party manufacturers and second source suppliers, and certain other important vendors and consultants. As a result of volatile and unpredictable global economic situations, there may be a disruption or delay in the performance of our third-party contractors and suppliers. If such third-parties are unable to satisfy their contractual commitments to us, our business could be severely adversely affected.

The Israeli Ministry of Health permit to conduct multiple biopsies under restricted conditions

On March 9, 2015, we announced that we had begun the enrollment stage of our Phase IIB ARREST Study of Aramchol in 248 biopsy-diagnosed OD patients with NASH. The primary endpoint of the study is a significant reduction of liver fat, as measured by magnetic resonance spectroscopy, or MRS, which is a noninvasive and sensitive method for quantification of the amount of fat in the liver. The main secondary endpoints of the ARREST Study include fibrosis improvement and resolution of NASH in biopsies, which can be assessed only at the completion of the study and by repeated liver biopsy. We are conducting a portion of our ARREST Study in Israel. Although the Israeli Ministry of Health has granted us approval to conduct our ARREST Study including patients that underwent a liver biopsy independently and previously to the study (as warranted by their medical condition), it has taken exception to the necessity of conducting a second biopsy at the end of the trial period, as specified by the trial protocol. As this position is inconsistent with the already established guidance by the FDA and the EMA, it was unexpected. After conducting a close dialogue with the Israeli Ministry of Health, in September 2016, the Israeli Ministry of health released a general guidance, which allowed performance of biopsies as part of clinical trials conducted in Israel subject to compliance with met criteria. However, we have defined in our statistical analysis plan (SAP) an analysis set for liver biopsy data which will not include Israeli participants that are lacking the pair of biopsies due to regulatory limitation.

Additional clinical trials may divert a significant amount of Company resources and may ultimately be unsuccessful.

In 2016, we announced we entered into several agreements to expand our clinical operations for Aramchol to multiple other indications in order to expand our pipeline, commercial potential and ultimately de-risk the Company for the success of any one given trial. However, to date the initiation of the Vitamin D Study (as defined below) and the microbiome Research (as defined below) have been postponed. There can be no assurance that these studies will be successful.

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

We intend to seek collaboration arrangements with pharmaceutical or biotechnology companies for the continued development and commercialization of our current and potential future product candidates. We will face, to the extent that we decide to enter into collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements. The terms of any collaborations or other arrangements that we may establish may not be favorable to us.

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

The composition of matter patents pertaining to Aramchol will expire on March 25, 2019 worldwide outside of Israel and on April 8, 2018 in Israel. We do not expect that we will be able to submit an NDA seeking approval of Aramchol prior to the composition of matter patents’ expiration date. However, because Aramchol is regarded as a new chemical entity, or NCE, following approval of an NDA, if we are the first applicant to obtain NDA approval, we may be entitled to up to five years of patent term extension in the United States with respect to such NCE, and provided that the use patent with respect to Aramchol in the treatment of fatty liver will still be in force when the approval of the NDA is received from the FDA. The non-extended patent term for such use patent, is due to expire on April 15, 2022 worldwide and on April 17, 2021 in Israel. The U.S. patent was extended by a patent term adjustment of 567 days, resulting in an effective expiration date in the U.S. of November 3, 2023. Analogous mechanisms for protecting the interests of innovator drug companies to compensate for regulatory review and other hurdles they must overcome, of varying duration, may be available in Europe and other foreign jurisdictions. In addition, a term of data exclusivity of up to 5 years will be available for the first approved clinical use of this NCE in the U.S. and for longer periods in other jurisdictions, if Aramchol receives regulatory approval. Although the Company believes that it may be able to protect its exclusivity in its field of activity through such use patent portfolio and such period of exclusivity, the lack of composition of matter patent protection may diminish the Company’s ability to maintain a proprietary position for its intended uses of Aramchol. Moreover, the Company cannot be certain that it will be the first applicant to obtain an FDA approval for any indication of Aramchol and it cannot be certain that it will be entitled to NCE exclusivity. Such diminution of Aramchol’s proprietary position could have a material adverse effect on our business, results of operation and financial condition.

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

As part of our research and development studies, we have confirmed that several Aramchol salts have improved solubility as compared to the existing form of Aramchol acid. In 2014, we submitted new patent applications to protect such salts. In addition, we intend to plan and conduct further formulation development in order to test the possibility of using Aramchol salts as part of Aramchol life cycle management. Should we decide to develop the formulations of Aramchol salts, we will need to conduct an appropriate bioequivalence study, or studies, of the biological equivalence of two proprietary preparations of a drug.

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

We may be unable to protect the intellectual property rights of third parties from whom we may license certain of our intellectual property or with whom we have entered into other strategic relationships, which could have a material adverse effect on our business, results of operations and financial condition.

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

Since our initial public offering, the trading price of our ordinary shares has been extremely volatile and is likely to continue to be volatile. In recent years, the trading price of our ordinary shares has performed poorly on both an absolute and relative basis. In addition, the trading volume is and has been volatile and oftentimes relatively illiquid. The following factors, some of which are beyond our control, in addition to other risk factors described in this section, may have a significant impact on the market price and trading volume of our ordinary shares:

•	delays in existing clinical trials due to an inability to enroll patients at the expected pace, among other factors;

•	inability to obtain the approvals necessary to commence further clinical trials;

•	unsatisfactory or inconclusive results of clinical trials;

•	termination of clinical trials;

•	adverse events in our ongoing clinical trials;

•	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•	announcements of therapeutic innovations or new products by us or our competitors;

•	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	changes or developments in laws or regulations applicable to Aramchol;

•	any adverse changes to our relationship with manufacturers or suppliers;

•	any product liability actions or intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	achievement of expected product sales and profitability or our failure to meet expectations;

•	our commencement of, or involvement in, litigation;

•	any major changes in our board of directors, or our Board, management or other key personnel;

•	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

•	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

•	expiration or terminations of licenses, research contracts or other collaboration agreements;

•	public concern as to the safety of drugs we, our licensees or others develop;

•	success of research and development projects;

•	variations in our and our competitors’ results of operations;

•	changes in earnings estimates, cash flow guidance, or recommendations by securities analysts;

•	developments by our licensees, if any; and

•	future issuances of ordinary shares or other securities.

These factors and any corresponding price fluctuations may materially and adversely affect the market price and trading volume of our ordinary shares and result in substantial losses by our investors.

In addition, the stock market in general, and the Nasdaq Capital Market and the market for biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of our Company and that of small companies. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly. Price volatility of our ordinary shares might be worse if the trading volume of our ordinary shares is low. Following periods of market volatility or a material decrease in the value of our common shares, shareholders may institute securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful. Future sales of our ordinary shares could also reduce the market price of such stock. Any adverse determination in litigation could also subject us to significant liabilities.

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

Our ordinary shares are listed on the Nasdaq Capital Market. As such, we are required to meet the continued listing requirements of the Nasdaq Capital Market and other Nasdaq rules, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price and certain other corporate governance requirements. In particular, we are required to maintain a minimum bid price for our listed ordinary shares of $1.00 per share. If we do not meet these continued listing requirements, our ordinary shares could be delisted. Delisting of our ordinary shares from the Nasdaq Capital Market would cause us to pursue eligibility for trading on other markets or exchanges, or on the pink sheets. In such case, our shareholders’ ability to trade, or obtain quotations of the market value of, our ordinary shares would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. There can be no assurance that our ordinary shares, if delisted from the Nasdaq Capital Market in the future, would be listed on a national securities exchange, a national quotation service, the Over-The-Counter Markets or the pink sheets. Delisting from the Nasdaq Capital Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our ordinary shares, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. Additionally, the threat of delisting or a delisting of our ordinary shares from the Nasdaq Capital Market, could reduce the number of investors willing to hold or acquire our ordinary shares, thereby further restricting our ability to obtain equity financing, and it could reduce our ability to retain, attract and motivate our directors, officers and employees. In addition, as a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ordinary shares.

Our President and Chief Executive Officer along with our Chairman of the Board, or our Principal shareholders, currently own approximately 36.4% of our share capital in aggregate on an issued and outstanding basis, and 37.4% in aggregate on a diluted basis. Therefore, our Principal Shareholders will be able to exert significant control over matters submitted to our shareholders for approval.

Our principal Shareholders own approximately 36.4% of our share capital on an issued and outstanding basis, and 37.4% on a fully diluted basis. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning stock in companies with controlling shareholders.

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

In anticipation of the same, we registered $150 million of our ordinary shares pursuant to a shelf registration statement on Form F-3 (Registration No. 333-203133), or the Form F-3, which was declared effective by the SEC on July 1, 2015.

On May 31, 2016, the Company entered into a Controlled Equity OfferingSM Sales Agreement, or the Sales Agreement, with Cantor Fitzgerald & Co., or Cantor, as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time through Cantor, its ordinary shares, having an aggregate offering price of up to $16.0 million (the “ATM Offering”). Any ordinary shares offered and sold under the Sales Agreement will be issued pursuant to the Form F-3, as supplemented by a prospectus supplement, dated May 31, 2016 and filed with the SEC on June 1, 2016. After giving effect to the sale of $16.0 million of ordinary shares in the ATM Offering at an assumed public offering price of $3.92 per share (the last reported sale price of our ordinary shares on the NASDAQ Capital Market on May 27, 2016), and after deducting commissions and estimated aggregate offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2015 would have been approximately $37 million, or approximately $2.47 per share. This represented an immediate increase in net tangible book value of approximately $0.53 per share to our existing shareholders and an immediate dilution in as adjusted net tangible book value of approximately $1.45 per share to investors participating in the ATM Offering, as illustrated in the section entitled “Dilution” in the prospectus supplement. As of March 16, 2017, the latest practicable date for inclusion in this annual report, the Company had sold 933,160 ordinary shares through its ATM Offering for total proceeds of approximately $4.5 million, net of issuance expenses.

Depending upon market liquidity at the time, additional sales of shares registered pursuant to the Form F-3 at any given time could cause the trading price of our common stock to decline.

Our U.S. shareholders may suffer adverse tax consequences due to our classification as a passive foreign investment company, or PFIC.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based upon our review of our financial data, we have determined that we are currently not a PFIC, however, there is no assurance that we will not be considered a PFIC in the future. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder (as defined below) owns ordinary shares, such U.S. Holder could face adverse U.S. federal income tax consequences. For example, such U.S. Holder could be subject to additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition of our shares, whether or not we continue to be characterized as a PFIC. One way in which certain of the adverse consequences of PFIC status can be mitigated is for a U.S. Holder to make an election to treat us as a qualified electing fund, or QEF. A shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings and net capital gain of the QEF, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. An election to treat us as a QEF will not be available if we do not provide the information necessary to make such an election. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election. See also “Item 10. Additional Information—E. Taxation— Certain U.S. Federal Income Tax Considerations.”

If we are unable to satisfy the requirements of Section 404 as they apply to a foreign private issuer and emerging growth company, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.

We became subject to the requirements of the Sarbanes-Oxley Act when our ordinary shares were listed on the Nasdaq Capital Market. Section 404 requires companies subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its subsidiaries’ internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Pursuant to the JOBS Act, we will be classified as an “emerging growth company.” Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five year transition period. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, as our business continues to grow both domestically and internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer. Nevertheless, as a foreign private issuer that is an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404 for up to five fiscal years after the date of our initial public offering. See “Item 5. Operating and Financial Review and Prospects—Jumpstart Our Business Startups Act of 2012” for more detail regarding our status as an emerging growth company.

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

If the securities analysts that currently cover our stock, or will do so in the future, or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could be negatively impacted.

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

As a “foreign private issuer,” we are permitted to, and currently do, follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the Nasdaq Capital Market, or the Nasdaq Listing Rules, for domestic U.S. issuers. For instance, we currently follow home country practice in Israel with regard to, among other things, director nomination procedure and approval of compensation of officers. In addition, we may follow our home country law instead of the Nasdaq Listing Rules that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the Nasdaq Listing Rules applicable to domestic U.S. issuers. See “Item 16G. Corporate Governance.”

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

Our ordinary shares may be a “penny stock” if, among other things, the share price is below $5.00 per share, it is not listed on a national securities exchange or we have not met certain net tangible asset or average revenue requirements. On March 16, 2017, the latest practicable date for inclusion in this annual report, the last reported sales price of our share price on the Nasdaq Capital Market was $5.0.Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser’s written agreement to the purchase. Broker-dealers must also provide customers that hold penny stock in their accounts with such broker-dealer a monthly statement containing price and market information relating to the penny stock. If a penny stock is sold to an investor in violation of the penny stock rules, the investor may be able to cancel its purchase and get its money back.

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

Our ordinary shares are listed on the Nasdaq Capital Market. As such, we are required to meet the continued listing requirements of the Nasdaq Capital Market and other Nasdaq rules, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price and certain other corporate governance requirements. In particular, we are required to maintain a minimum bid price for our listed ordinary shares of $1.00 per share. If we do not meet these continued listing requirements, our ordinary shares could be delisted. Delisting of our ordinary shares from the Nasdaq Capital Market would cause us to pursue eligibility for trading on other markets or exchanges, or on the pink sheets. In such case, our shareholders’ ability to trade, or obtain quotations of the market value of, our ordinary shares would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. There can be no assurance that our ordinary shares, if delisted from the Nasdaq Capital Market in the future, would be listed on a national securities exchange, a national quotation service, the Over-The-Counter Markets or the pink sheets. Delisting from the Nasdaq Capital Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our ordinary shares, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. In addition, as a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ordinary shares.

Risks Related to Israeli Law and Our Operations in Israel

Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices are located in Tel Aviv, Israel. In addition, the majority of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the winter of 2008-2009, the autumn of 2012 and the summer of 2014, Israel was engaged in armed conflicts with Hamas, an Islamist terrorist organization operating in the Gaza Strip and parts of the West Bank. The last conflict, as well as the previous round of escalation, involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees, service providers and some of our consultants are located. During the summer of 2006, Israel was also engaged in armed conflicts with Hezbollah, a Lebanese Islamist terrorist organization, which also involved missile strikes against civilian targets in the northern part of Israel. The continuation of such strikes may negatively affect business conditions in Israel.

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

Our functional currency is the U.S. dollar. We incur expenses in U.S. dollars, Euros and New Israeli Shekels, or NIS. As a result, we are exposed to the risks that the Euro and the NIS may appreciate relative to the U.S. dollar, or, if either the Euro and the NIS devalue relative to the U.S. dollar, that the inflation rate in the EU and in Israel may exceed such rate of devaluation of the Euro and the NIS, or that the timing of such devaluation may lag behind inflation in the EU and in Israel. In any such event, the U.S. dollar cost of our operations in the EU and in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2016 was $1.00 = Euro 0.95 and $1.00 = NIS 3.85. We cannot predict any future trends in the rate of inflation in the EU and in Israel or the rate of devaluation, if any, of either the Euro or the NIS against the U.S. dollar. As of the date hereof, neither the inflation rate in the EU nor in Israel has exceeded the rate of devaluation of the Euro or the NIS, respectively, during the calendar years 2013, 2014, 2015 or 2016.

Provisions of Israeli law and our articles of association, or Articles, may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

The Companies Law regulates, among others, mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. See “Item 10. Additional Information—B. —Mergers and Acquisitions under Israeli Law” for additional information

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. See “Item 10. Additional Information—E. Taxation—Certain Israeli Tax Considerations” for additional information.

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

Because we are an Israeli company, the rights and responsibilities of our shareholders are governed by our Articles and Israeli law. These rights, liabilities and responsibilities differ in some material respects from the rights, liabilities and responsibilities of shareholders in a U.S. corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, when voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or a shareholder who has the power to appoint or prevent the appointment of a director or executive officer in the company, has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revisions in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations. See “Item 10. Additional Information—B Memorandum and Articles of Association—Shareholder Duties” for additional information

Any of the risk factors referred to above could significantly and negatively affect our business, results of operations or financial condition, which may reduce our ability to pay dividends and lower the trading price of our ordinary shares. The risks referred to above are not the only ones that may exist. Additional risks not currently known by us or that we deem immaterial may also impair our business operations.

ITEM 4. Information on the Company.

Historical Background and Corporate Structure

Our Company, Galmed Pharmaceuticals Ltd., was incorporated in Israel on July 31, 2013 as a privately held company and is governed by the Companies Law. However, our business has been operating since 2000 under a different group of companies established in the same year, or the Group. Originally, we operated under the parent company, GHI. GHI held all of the equity rights in and to GTTI. GTTI held all of the equity rights in and to GIL (other than 0.1% of the share capital held by GHI). GIL held all of the equity rights in and to GMR. Our intellectual property was held by GIL. The research and development was conducted by GMR as a service to GIL on a cost plus basis. GIL was responsible for all product development.

On February 2, 2014, we underwent the Reorganization, pursuant to which all of our intangible assets (including our intellectual property) were transferred from GIL to GRD. The Reorganization was effectuated by share transfers and asset transfers, resulting in the Company as the parent company and 100% equity-owner of the following companies: (1) GRD, which holds all the Group’s intellectual property, including the Company’s patent portfolio; (2) GIL, which may provide research and development services to GRD on a cost plus basis; and (3) GTTI, which is an inactive company that we expect to liquidate in 2017. GIL holds GMR, which became an inactive company in 2015. The Reorganization was conducted in order to simplify our capital structure, reduce our operating cost and to improve our ability to raise funds. Immediately prior to the Reorganization, all our shareholders collectively held 9,739 ordinary shares of GHI. In connection with the Reorganization, and in accordance with the Tax Pre-Ruling, we issued to all such shareholders ordinary shares of the Company, such that upon the Reorganization all our shareholders collectively held 7,099,731 ordinary shares of the Company, in the same proportion among all shareholders, which reflected a ratio of 729 ordinary shares of the Company for each ordinary share of GHI.

The following is a diagram of our corporate structure (following GTTI's liquidation):

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

On May 31, 2016, we entered into the Sales Agreement with Cantor to issue and sell, from time to time through Cantor, ordinary shares having an aggregate offering price of up to $16 million. Under the ATM Offering, the Company may sell ordinary shares by any method permitted by law and deemed to be an “at-the-market” offering, as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or the Securities Act. The Company is not obligated to make any sales under the Sales Agreement. The Company intends to use the net proceeds raised through any ATM Offering sales for (i) further clinical and non-clinical development of existing and new programs, (ii) business development related activities and (iii) general corporate purposes. As of March 16, 2017, the latest practicable date for inclusion in this annual report, the Company had sold 933,160 ordinary shares through its ATM Offering for total proceeds of approximately $4.5 million, net of issuance expenses. The offering of ordinary shares pursuant to the ATM Offering will terminate upon the earliest of (i) the sale of all of the ordinary shares subject to the Sales Agreement, (ii) the termination of the Sales Agreement by Cantor or the Company, as permitted therein, or (iii) the third anniversary of the date of the ATM Offering.

Our principal executive offices and registered office in Israel are located at 16 Tiomkin Street, Tel Aviv, Israel, 6578317 and our telephone number is +972-3-693-8448. Our website address is http://www.galmedpharma.com. The information contained on, or that can be accessed through, our website is neither a part of nor incorporated into this annual report. We have included our website address in this annual report solely as an inactive textual reference. Puglisi & Associates, or Puglisi, serves as our authorized representative in the United States for matters concerning our IPO, our registration statement filing on Form S-8, our Form F-3 and the Sales Agreement. Puglisi’s address is 850 Library Avenue, Newark, Delaware 19711.

Other than as described in “Item 5. Operating and Financial Review and Prospects—Contractual Obligations”, we have not had any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, since January 1, 2014. Additionally, we have not had any material capital divestitures since January 1, 2014.

Business Overview

We are a clinical-stage biopharmaceutical company focused on the development of Aramchol a first in class, novel, once-daily, oral therapy for the treatment of NASH for variable populations, as well as other liver associated disorders. We believe that our product candidate, Aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that constitutes a large unmet medical need.

Aramchol is a synthetic conjugate of cholic acid, or a type of bile acid, and arachidic acid, or a type of saturated fatty acid, both of which, in their non-synthetic forms, are naturally occurring. The conjugated molecule acts upon important metabolic pathways, reducing fat accumulation in the liver and regulating the transport of cholesterol, which is essential for maintaining cholesterol balance in the body. The ability of Aramchol to decrease liver fat content may also reduce the inflammation in the liver and the risk of cardiovascular complications associated with NASH. We believe that Aramchol’s ability to reduce liver fat and liver fibrosis without observable adverse side effects in our studies to date will enable it to be a safe and effective treatment for all stages of NASH in OD patients and prevent the hepatic and cardiovascular complications associated therewith.

On February 1, 2015, we began our ARREST Study, a multi-center, randomized, double-blind, placebo-controlled, dose-ranging Phase IIB clinical trial of Aramchol, in 248OD patients who have been biopsy-diagnosed as having NASH. We have initiated this study in Israel, Europe, Latin America, China and the United States (pursuant to an IND authorized by FDA). Our ARREST Study for Aramchol in OD NASH patients is in accordance with the study design recommended by the Medicines and Healthcare Products Regulatory Agency, or MHRA, and has been deemed acceptable by Bundesinstitut für Arzneimittel und Medizinprodukte, a German medical agency, or BfArM, and deemed satisfactory by Agence nationale de sécurité du médicament, a French medical agency, or ANSM. The BfArM and ANSM also confirmed, in minutes of each of their respective scientific advisory meetings, that if successful, the ARREST Study may serve as a basis for Phase III pivotal trials of Aramchol. The FDA and MHRA invited us to discuss the next steps in the development of Aramchol after we analyze the results of the ARREST Study. If the Phase III trial(s) are successful, we intend to submit an NDA to the FDA and an MAA to the EMA for the approval of Aramchol for the treatment of NASH in the United States and Europe. More information about the ARREST Study may be found on ClinicalTrials.gov identifier: NCT02279524.

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

Thus, the scope of the interim analysis we conducted after 120 patients in our ARREST Study completed six months of treatment was limited to analysis of safety related signals only, conducted by the data monitoring committee, or DMC. The interim analysis does not include review of the data with respect to any efficacy endpoints. On February 8, 2017, the DMC met in order to review the accumulated safety data in accordance with a protocol defined safety interim review. Following its review of the data, the DMC recommended continuation of the ARREST Study without changes.

We have completed randomization into the ARREST Study with 248 randomized patients. Top line Data from the ARREST Study are expected to be available during the second quarter of 2018.

Non-Alcoholic Fatty Liver Disease (NAFLD) / Non-Alcoholic Steato-Hepatitis (NASH)

It is currently estimated that Non-Alcoholic Fatty Liver Disease (NAFLD), the precondition to NASH, could affect up to 30% of the adult population in developed countries. This disease is also now recognized as one of the most common liver disorders, and a significant growing public health problem. In the US alone, more than 100 million people are said to be affected by NAFLD, and its prevalence is rapidly growing in parallel with metabolic syndromes, particularly obesity and diabetes.

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

NASH is currently estimated to affect between 4%-6% of the adult population in developed countries, and is associated with increased risk of liver cirrhosis, liver failure, hepatocellular cancer, as well as metabolic and cardiovascular diseases. The major characteristics of NASH are elevated liver fat, inflammation, ballooning and fibrosis.

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

In 2015, the FDA and AASLD issued clinical guidance for the development of diagnostic and therapeutic modalities for the treatment of NASH based on the joint workshop held on September 5-6, 2013. The guidance serves as a broad framework for discussions with different companies and the requirements for pivotal studies for receiving regulatory approval are decided case-by-case depending on the products profile and previous studies results. The current regulatory path may be inferred from the ongoing pivotal studies. To date, there are two pivotal studies in NASH that are ongoing. These studies include a histology based interim after 72 weeks of treatment which is intended for marketing approval while the study continues to a clinical end-point. The end-points in these studies are either NASH resolution or a composite end-point of NASH resolution or fibrosis improvement.

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

Early in its development, Aramchol’s ability to modulate hepatic lipid metabolism was observed and validated in numerous non-clinical trials with different animal species. Mice fed a high fat diet and treated with Aramchol did not develop fatty liver. In contrast, fatty liver was observed in control mice fed a high fat diet but not treated with Aramchol. In such early studies, we also observed that the mechanism of this effect was not a result of malabsorption of fat in the intestines because the FABAC-treated mice gained weight throughout the test periods to a similar degree to the control mice. This led us to conclude that FABAC therapy triggers a beneficial modulation of intra-hepatic lipid metabolism and thus reduces liver fat content. The images below show the reduction of liver fat content in liver cells of rodents after treatment with Aramchol.

In in-vitro and in vivo studies, Aramchol down regulates the Stearoyl-Coenzyme A Desaturase-1, or SCD1, enzyme, an enzyme recognized as playing an important role in the metabolism of fatty acids. The SCD1 enzyme is essentially the gateway that regulates the use and storage of fat in the body by converting saturated fatty acids to monounsaturated fatty acids. Experimental animal studies showed that complete inhibition of the SCD1 enzyme protects against diet-induced obesity, hepatic steatosis, or fatty liver, and insulin resistance by instructing the body to use, rather than store, all fatty acids. However, various animal studies have indicated that such complete SCD1 enzyme inhibition has mechanism based serious side effects, such as atherosclerosis,and eye and skin disorders. As observed by us in our non-clinical and clinical studies performed to date, and subsequently published in the European Journal of Gastroenterology and Hepatology and Archives of Medical Research in 2008 and 2010 respectively, one of Aramchol’s unique characteristics is that it down regulates the SCD1 enzyme but does not inhibit it completely – a partial effect. To date, we have not observed any significant adverse events in our toxicology and clinical studies.

Aramchol also has the ability to up-regulate ABCA1 and thereby induce “reverse cholesterol transport” in animal models. ABCA1 is an ATP-binding cassette transporter, also known as the cholesterol efflux regulatory protein (CERP), which is a regulator of cellular cholesterol and phospholipid homeostasis. In every cell of the body, the LDL receptor enables entry of cholesterol into the cell and the ABCA1 transporter pumps cholesterol out of the cell, where it is carried by high-density lipoprotein, or HDL, to the liver to be excreted into the intestine. This pathway of cholesterol from the cell to the liver is called reverse cholesterol transport and is essential for maintaining cholesterol balance in the body. Excess LDL, or “bad,” cholesterol is deposited mainly in vascular walls, causing atherosclerosis, a vascular disease in which an artery wall thickens as a result of the accumulation of calcium and fatty materials, such as cholesterol. Activation of reverse cholesterol transport reduces the bad cholesterol deposited in vascular walls and is therefore beneficial. As published in the Biochemical Journal, the Archives of Medical Research and the Current Opinion in Lipidology in 2006, 2010 and 2014, respectively, in several experimental models in animals, Aramchol has been shown in independent studies to increase ABCA1 activity by between 300% and 400%, thereby stimulating reverse cholesterol transport, reducing cholesterol levels and preventing atherosclerosis. An article in the April 2014 issue of Biochimie further supports the importance of the regulation of ABCA1-induced reverse cholesterol transport on the pathogenesis of NASH. Furthermore, in our recent non-clinical trials we identified a unique mechanism of Aramchol by which it up regulates the glutathione levels, thereby facilitating an improved fatty liver oxidation and reduction of ROS to better preserve normal redox homeostasis.

To date, we have successfully completed four clinical trials of Aramchol:

Phase I Single and Multiple-Dose Study of Aramchol in Healthy Male Volunteers (NCT00776841)

Aramchol was evaluated in two Phase I clinical trials (under a single protocol) to study its safety, tolerability and PK profile in healthy volunteers, in both single and multiple dose administrations. The first Phase I clinical trial was an escalating single-dose trial conducted in 16 healthy subjects testing Aramchol doses ranging from 30 mg to 900 mg, performed in one center in Israel. The subsequent Phase I clinical trial was a repeated-dose trial conducted over four days in 25 healthy subjects testing repeated daily doses of Aramchol of 30 mg and 300 mg, performed in one center in Israel. The profiles for the groups were similar and the maximal plasma concentration of Aramchol increased with the higher doses. The PK profile demonstrated that Aramchol is suitable at each dose for once-daily administration and there were neither significant adverse events observed in either Phase I trial nor any notable changes in biochemical, hematologic, cardiovascular or other safety parameters.

Phase IIA Trial: Aramchol Treatment in NAFLD or NASH Patients (NCT01094158)

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

Relative Change in MRS from Baseline after Three Months of Treatment

The difference between baseline and liver fat concentration at the end-of-treatment, as measured by MRS, for patients diagnosed with NASH and with NAFLD is presented in the table above, which also presents the results with respect to the 57 patients who successfully completed the entire treatment period (three patients were excluded from data analysis because of one protocol violation and two withdraw consents).

The table above shows that the primary endpoint of the study was attained. The study demonstrated a statistically significant, dose dependent reduction in fat content in the livers of patients treated with Aramchol, with a 19% difference between the 300 mg dose group and the placebo group, while the difference between the 100 mg dose group and the placebo group was not statistically significant. Notably, the minimal effective dose of Aramchol has been defined.

A non-statistically significant change of approximately 1 Kg in body weight was observed between the 300 mg dose group and the placebo group, suggesting that weight-loss did not influence the observed reduction in liver fat content experienced in the Aramchol treated groups.

There were no statistically significant differences among the three treatment groups for any of the secondary end points. There was a nonsignificant trend of mild weight reduction (P=.1) in the high dose Aramchol group. Serum adiponectin levels increased (0.2 ± 1.7 µg/mL) in the high-dose Aramchol group but decreased in the low-dose (-0.3 ± 1.5 µg/mL) and placebo groups (-0.7 ±_1.3 µg/mL) (P= 0.88 for trend of dose-response relationship by linear regression). FMD increased nonsignificantly by 1.28% ± 2.92% in the high-dose group, by 0.34% ±3.54% in the low-dose group, and by 0.46% ± 2.28% in the placebo group.

Adiponectin is a protein that modulates metabolic processes, including the regulation of glucose levels and fatty acid breakdown in the body. Adiponectin has an anti-inflammatory and antifibrotic effect on the liver. Adiponectin deficiency, or low amounts of adiponectin, results in insulin resistance, glucose intolerance, abnormal levels of fat in the blood and vascular injury, all of which are characteristic of metabolic syndrome. The graph below shows the change in serum adiponectin levels from baseline during treatment. At the end of the three month treatment period, a non-statistically significant increase in serum adiponectin levels were observed in the Aramchol treated patient groups, indicating that Aramchol may increases serum adiponectin levels in a dose dependent manner, suggesting that Aramchol may act as a protective factor for the prevention of metabolic syndrome, as increased serum adiponectin is itself such an independent protective factor.

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

The frequency of adverse events was similar in all treatment groups (as shown in the table below), but no such adverse event was considered to be related to the treatment. All adverse events were mild or moderate and none considered to be serious. None of the patients withdrew as a result of such adverse events.

The results of our Phase IIA clinical trial of Aramchol in the peer-reviewed Clinical Gastroenterology and Hepatology Journal were published in December 2014. The trial manuscript, entitled “The Fatty Acid-Bile Acid Conjugate Aramchol Reduced Liver Fat Content in Patients with Nonalcoholic Fatty Liver Disease,” provides the full report of the Phase IIA trial, which was completed in January 2012 and presented at the 47th Annual Meeting of the European Association for the Study of the Liver in 2012. Based on this Phase IIA proof-of-concept results, we established a development plan that we believe may confirm that Aramchol (i) is safe, (ii) can be administered as a once-daily oral therapy, and (iii) targets NASH through several mechanisms including metabolic and anti-fibrotic.

Pharmacokinetics of Single and Multiple Escalating Doses of Aramchol and Food Effect in Healthy Volunteers (NCT02374437)

On April 28, 2014, we commenced PK and food effect studies of Aramchol. In written correspondence from December 2013 regarding a requested pre- IND meeting, the FDA recommended that we conduct such studies prior to commencing our Phase IIB ARREST Study.

We conducted the food effect and PK study at the Sourasky Medical Center in Tel Aviv, Israel involving 66 healthy volunteers to evaluate the PK of Aramchol following single and multiple escalating doses (200 mg, 400 mg and 600 mg), as well as to evaluate the effect of a high-fat, high-calorie meal on the PK of Aramchol following a single dose in healthy volunteers.

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

No serious adverse events or deaths occurred during the study. Adverse events were equally distributed between placebo and Aramchol doses, were mild (with only one moderate adverse event) and the majority defined unrelated to Aramchol. The PK study provides additional safety data to further support existing safety data from our non-clinical studies and our Phase I and Phase IIA clinical trials of Aramchol.

Pharmacokinetics of Single and Multiple Escalating Doses of Aramchol Administered under Fed Conditions in Healthy Chinese Volunteers (NCT 02803996)

In 2016, we performed the Chinese PK Study involving Chinese patients who are domiciled in the United States. We enrolled 64 patients in this study, consisting of two parts. In part A, 32 subjects received a single escalating dose; Part B enrolled 32 subjects which received a multiple escalating dose. Dr. Evelyn Darius served as the Study Investigator. After repeat dosing with 400 mg daily, the mean exposure over the dosing interval at steady state (AUC0-24) in Chinese was about 1.7-fold higher than in non-Chinese and at the 600 mg dose-level the corresponding difference was about 1.5-fold. No safety signal was identified in this study and the Sponsor deemed no changes are required in the enrollment of Chinese patients into the ARREST Study. Moreover, having this Chinese PK Study data will not only give us a head start in future licensing discussions with potential Chinese partners for the development of Aramchol in China but also provide important insights for the design of our future pivotal study.

Additional Non-clinical and Clinical Studies Required for Regulatory Submissions:

Toxicology Studies

Since the completion of the Phase IIA study, non-clinical toxicology studies have been conducted to support our ongoing clinical programs and regulatory submissions. These studies were performed in compliance with the EMA’s ICH M3 (R2) guidelines by WIL Research, a global contract research organization, at its facility in Holland. The toxicity program for Aramchol included repeat dose studies of up to six months in rats and up to nine months in dogs by oral administration, the intended route of administration in the clinical trials and beyond. The dose level of 1000 mg/kg/day in rats and 1500 mg/kg/day in dogs, which is the maximal feasible dose in both species showed no-observed-adverse-effect-level, or NOAEL. There were no observations noted in the rat study. The findings in the dog study were limited to changes in plasma lipids, including decreases in total blood cholesterol levels, LDL, HDL and phospholipids, and a slight increase in the size of the adrenal glands, which were considered to be an extension of the primary pharmacology of Aramchol and non-toxic effects, and skin scales from week 13 onwards in all Aramchol-treated groups, with a dose-related incidence. After six months this was not accompanied by any microscopic alteration of the skin and therefore considered not toxicologically relevant. Results from the study show that after nine months the presence of scales in all Aramchol-treated groups was accompanied by minor test item-related microscopic findings in the skin: Hyperkeratosis of the epidermis, correlating to the scales, and keratin plugs in the hair follicles (in males at 750/500 and 1500 mg/kg). After a 12-week treatment-free recovery period, fewer scales were noted and microscopically there was partial recovery. As these findings were minor and no clinical symptoms like scratching were noted, these findings were considered not adverse.

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

No maximum tolerated doses were reached in the studies. Over 50-fold safety margin exposure was achieved in dogs but not in rats. However, for rats, at least three of the four ICH M3(R2) safety margin criteria were met, and for dogs all four criteria were met. Blood tests revealed a decrease in total blood cholesterol levels, including LDL, HDL and phospholipids, and there was a slight increase in the size of the adrenal glands of the dogs, which WIL Research assessed as a physiologic compensatory response to the decrease in blood cholesterol levels. WIL Research did not consider the decrease in blood cholesterol levels or the physiologic response of the adrenal glands as a toxic effect, but rather as a pharmacodynamic effect, which is a biochemical and physiological effect of the drug on the body. Based on the above, WIL Research concluded that the overall safety data for Aramchol is sufficient to support the proposed Phase IIB clinical trial.

Our Phase IIB ARREST Study for Aramchol

We believe that Aramchol will demonstrate the effects previously observed in non-clinical and clinical studies on the three key pathologies of NASH: steatosis, inflammation and fibrosis.

We believe that Aramchol has a robust effect on lipid metabolism and fibrosis. The phase IIa study confirmed an effect on steatosis and the ARREST study is planned to repeat this finding in the targeted population. More important, the ARREST Study includes histology based secondary end-points that are regulatory acceptable. Additionally, the ARREST Study should demonstrate the effect of Aramchol on the different components of NASH as well as fibrosis and allow the planning of a pivotal phase.

In addition, we believe that the minimal dose of Aramchol has been identified and hope the ARREST Study will define the maximal effective dose which should allow a pivotal phase with only one dose.

We submitted an IND application to FDA to initiate the ARREST Study, and hope to expand the scope of the IND in the future to conduct pivotal Phase III clinical trials for NASH in the United States. The FDA cleared our IND application, allowing us to conduct the Phase IIB ARREST Study in the United States. In September 2014, the FDA granted Fast Track designation status to Aramchol for the treatment of NASH. Fast Track designation may accelerate the development process and may expedite the review of drugs that show promise in treating serious, life-threatening medical conditions for which no other drug either exists or is as effective.

We are currently conducting our Phase IIB ARREST Study to evaluate the safety and effectiveness of two different doses of Aramchol for the treatment NASH in OD patients. In order to be eligible to participate in our ARREST Study, patients must be affected by NASH, as diagnosed by a biopsy centrally read (steatosis ≥1 + inflammation ≥1 + ballooning ≥1; Total activity NAS score of 4 or more), be overweight or obese as measured by a Body Mass Indexbetween 25 and 40 or waist circumference between 88cm to 200cm for women, and between 102cm to 200cm for men, and who are pre diabetic or type II diabetic. We target this specific population as it is at the greatest risk of developing NASH and its complications. We have recently generated data from animal models that enable us to believe that Aramchol targets all three pathologies of the disease: steatosis, inflammation and fibrosis. Since we have included patients with advanced fibrosis in the ARREST Study, we hope to be able to identify these effects in the ARREST Study patients. Patients are randomized into one of three trial groups taking either one of two different once-daily oral doses of Aramchol or a placebo. The treatment part of the trial is designed to be 12 months in duration and patients completing this phase will be observed for a three month follow-up period. This trial is designed to enroll 240 patients in a randomization ratio of 2:2:1 across approximately 70 clinical sites in the United States, Europe, Latin America, China and Israel. In February 2017, we completed randomization of the ARREST Study with 248 randomized patients.

The primary endpoint of the 12-month double-blind portion of the trial is a statistically significant reduction in liver fat concentration as measured by MRS, which is a surrogate endpoint that is generally accepted by the FDA with respect to Phase I and Phase II NASH studies.

Secondary endpoints of the trial include: (1) fibrosis improvement without worsening of NASH, defined as a decrease in CRN fibrosis by at least 1 stage; Worsening of NASH defined by an increase of Inflammation or Ballooning grades (2) improvement in NASH activity index, as measured by NAS or SAF, without worsening fibrosis; Improvement in NAS as defined by at least two points improvement contributed by more than one parameter; Improvement in SAF as defined by at least two points improvement in the SAF Activity score. Any stage increase in fibrosis is considered fibrosis worsening; (3) NASH resolution without worsening of fibrosis defined as disappearance of ballooning (score = 0) together with disappearance of inflammation or the persistence of mild inflammation (score= 0 or 1). Any stage increase in fibrosis is considered fibrosis worsening.

In communications received in response to our submission of an update to our IND in 2014, the FDA recommended that future clinical studies should be discussed at an end-of-Phase II meeting, which could take place within three months from the date we complete the analysis of the results of our ARREST Study, and at which time the trial results could be considered. The FDA communication further noted that we must discuss with the FDA a methodology for our drug development. In light of the publication of the FDA and AASLD joint workshop guidance, and based on the Phase III trial designs published to date by other companies drugs for NASH, we currently believe that we will likely be approved based on a design that includes a histology based interim after 72 weeks of treatment which is intended to seek marketing approval while the study continues to a clinical end-point (predefined adverse liver-related clinical events, including progression to cirrhosis). The failure to successfully complete any required post-market study could result in FDA withdrawing approval for Aramchol.

Potential Phase III Program for Aramchol

The development work we have completed to date with regard to Aramchol was deemed appropriate for the initiation of a Phase IIB study by the MHRA, BfArM and ANSM, in addition to FDA as noted above. Our ARREST Study design is in accordance with the study design recommended by the MHRA, deemed acceptable by BfArM and deemed satisfactory by ANSM. BfArM and ANSM also confirmed, in minutes of each of their respective scientific advisory meetings, that, if our ARREST Study is successful in reaching its primary endpoint, we may proceed to pivotal randomized, double-blind, placebo-controlled, Phase III trial. We expect the primary endpoints of such trials to be histology endpoint based on NASH resolution and/or fibrosis improvement. Like FDA, as noted above, the MHRA invited us to discuss the next steps in the development of Aramchol after we complete the analysis of the results of our ARREST Study, at which time the data from the study will be considered.

Aramchol for the Treatment of Other Indications

In addition to the ARREST Study, we are exploring other indications for the use of Aramchol.

On December 1, 2015 we announced that our Investigational New Drug (IND) for the ARRIVE Study, a proof-of-concept clinical trial that will evaluate the safety and efficacy of Aramchol in up to 50 patients with HIV-associated lipodystrophy and NAFLD, was allowed by FDA to proceed. The ARRIVE Study is an investigator-initiated study sponsored by the University of California San Diego, where it will be conducted, and led by Professor Rohit Loomba. The Study is designed as a randomized, double-blinded, allocation-concealed, placebo-controlled, proof-of-concept Phase IIA clinical trial, and will evaluate either Aramchol at 600 mg or placebo for 16 weeks in up to 50 patients with HIV-associated lipodystrophy and NAFLD. Pre- and post-treatment MRI-measured liver fat content and total body fat via dual energy x-ray absorptiometry (DEXA) will be compared. The primary end point of successful therapy will be an improvement in hepatic steatosis as measured by MRI. Secondary endpoints will be an improvement in total body fat, metabolic profile, and liver biochemistry. On March 1, 2016, we announced that we have randomized the first patient in the ARRIVE study. We believe that top line results will be available in proximity to the ARREST Study data.

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

We also currently plan to conduct a Phase IIa, double blind Proof of Concept (PoC) Study to evaluate the safety and efficacy of Aramchol 600 mg versus placebo in patients with Heart Failure with preserved Ejection Fraction (HFpEF), and a Phase I-IIa Study, proof of concept study, with a primary objective of evaluating the safety and PK of Aramchol, followed by the assessment of the safety and efficacy based on hepatic fat content as measured by magnetic resonance imaging-estimated proton density fat fraction (MRI-PDFF) in young patients with NAFLD. On September 22, 2016, we announced we entered into an investigator initiated clinical trial agreement with the Regents of the University of California on behalf of its San Diego campus to perform such study. See “Item 4.B. Information on the Company—Business Overview—Strategic Collaborations, Research Arrangements and Other Material Agreements—NAFLD Juvenile Population.” for more information regarding the UCSD Agreement.

Topical Development

We selected to test Steamchol, a synthetic FABAC, a conjugate of stearic acid (C18:0) and colic acid with similar properties of Aramchol, in proof of concept studies through a cosmeceutical route of development. Accordingly, on October 13, 2015, Steamchol received a CAS (Chemical Abstracts Service Registry) name and number to allow its cosmeceutical development.

On January 1, 2016, Steamchol (formulated as topical cream) was successfully tested for safety assessment in 50 human subjects in a trial initially lasting six weeks with two weeks of follow-up, by the Institute for Skin Research in Tel Aviv, Israel. Subsequently, on October 6, 2016, we initiated a proof-of-concept 20-week, double blind, controlled study to evaluate the efficacy and tolerance of Steamchol in subjects with Acne Vulgaris. The study is being conducted at the IRSI Institute (International Research Services Inc.) in Port Chester, New York, US. A total of 68 subjects are participating in the study. Top line results are expected by June 2017.

Based on the results of this proof-of-concept study, we will evaluate and decide whether to also advance Aramchol for topical clinical studies.

Our Competitive Strengths

We believe our competitive strengths include our propriety family of molecules (FABACs) and our skilled, experienced, professional personnel, which enables product development in an efficient and cost effective manner.

The competitive strengths of Aramchol – our lead product for NASH.

•	A once-daily oral drug that targets the main NASH pathology, steatosis, inflammation and fibrosis, currently under development for NASH patients. We believe that the mechanism of action of Aramchol exerts its clinical effects, include its ability to reduce liver fat content and its anti-fibrotic effects, shown in animal models for fibrosis, will be translate to effects on steatosis, inflammation and fibrosis in the ARREST clinical trial. These effects will enable physicians to treat NASH patients from moderate to severe and in all stages of NASH. It is important to note that Aramchol does not induce any notable side effects in animals dosed with high doses and in human in our clinical trials. We believe that simple and convenient delivery through once-daily oral administration, its unique mode of action, targeting all aspects of NASH pathologies, and significant safety profile position it well against the competition in the treatment of NASH. We believe that such characteristics may also lead to Aramchol’s acceptance and adoption by the medical community and patients as an alternative to the medical treatments used today, which are not approved by applicable regulatory authorities for treatment of NASH as their efficacy has not been proven in adequate and well-controlled clinical studies. We believe Aramchol is well-positioned against drugs in development for NASH, some of which may require intravenous delivery or may cause adverse events, such as itching or an increase in LDL, which can be highly inconvenient for patients with chronic diseases, such as NASH, and may result in low patient compliance.

We recently discovered that Aramchol has a dual mode of action and it targets both steatosis and fibrosis. We previously demonstrated that Aramchol down regulates SCD1 and therefor target steatosis. Using animal models for NASH and fibrosis, we discovered that Aramchol targets also fatty acid oxidation and fibrosis. We have good reasons to believe that Aramchol up regulates glutathione which is well known antioxidants that mediates better oxidation of fatty acid in the mitochondria and cause significant reduction of ROS. This results in reducing liver damage.

•	Extensive knowledge and expertise in the treatment of liver diseases, the development of FABACs and working with lipid molecules. We believe our management team, scientific advisors and personnel have extensive knowledge and experience in the treatment of liver diseases, developing FABACs, such as Aramchol, for the treatment of liver diseases and working with lipid molecules, which due to their special physiochemical characteristics, are difficult to synthesize, develop and work with. We believe that such knowledge and expertise makes us competitive in the metabolic and liver diseases.

•	Non-invasive diagnostic tools for NAFLD/NASH and the assessment of Aramchol’s therapeutic responses. On July 8, 2015, we announced that we entered into a Research, Option and License Agreement and a Share Purchase Agreement with One Way Liver Genomics S.L., or OWL, which developed the proprietary OWL LIVERTest®, a test seeking to stratify NAFLD and NASH patients according to their metabolomic profile. Under the License Agreement, we and OWL will work together during our ARREST Study to develop a non-invasive blood test including metabolomic markers that could potentially predict therapeutic responses to Aramchol.

Our Strategy

Our strategy is to build a specialized biopharmaceutical company that develops, in a cost-effective manner, novel molecules from clinical stage to Phase III readiness. We seek to create global partnerships with academic institutions and biotechnology or pharmaceutical companies to effectively collaborate in developing a portfolio and ultimately out-license our products. Through this approach, we have successfully advanced Aramchol into various stages of clinical development. Key elements of our strategy include:

•	Continuing to advance the development of Aramchol for the treatment of NASH. Our development of Aramchol for treatment of NASH currently includes our ongoing Phase IIB ARREST Study. If this study is successful, the results will serve as a basis for potential Phase III pivotal trial(s) in the United States, Latin America, Europe and Israel for the same indication. Assuming successful completion of Phase III trial(s).

•	Exploring other indications for the use of Aramchol, which includes the ARRIVE Study, a proof-of-concept Phase IIA clinical trial that will evaluate the safety and efficacy of Aramchol in up to 50 patients with HIV-associated lipodystrophy and NAFLD and potentially others.

•	Establishing a development and commercialization partnerships for Aramchol in different geographies. We intend to out-license Aramchol to a multinational pharmaceutical company that possesses experience, resources and infrastructure to execute pivotal trial(s), regulatory approval and market launch. As part of this strategy, in July 28, 2016, we signed a license agreement with Samil Pharm Co., Ltd., for the commercialization of Aramchol in Korea.

•	Advancing existing collaborations, and seeking additional partnerships, for the discovery and validation of diagnostic tools and biomarkers for the diagnosis of liver disease. We intend to advance our existing collaborations and strategic arrangements for the discovery and validation of non-invasive diagnostic tools and biomarkers for the diagnosis of liver disease, including NASH. We are currently collaborating with OWL, on the development of a non-invasive biomarker, which, if successful, may help to predict individual responses to Aramchol for the treatment of liver diseases. OWL also granted us a right of first refusal, exercisable upon completion of our ARREST Study, to enter into a business transaction with OWL regarding the commercial exploitation of the data generated during the collaboration. In the future, we may seek additional collaborations of this nature.

•	In-license, develop or acquire additional drug candidates.

We believe that our strategy will increase the likelihood of advancing clinical development and potential commercialization of Aramchol in multiple indications. By activating our pipeline expansion strategy, we believe we could extrapolate additional commercial potential, as well as de-risk our company through reducing our reliance on the success of any one given trial or indication.

Strategic Collaborations, Research Arrangements and other Material Agreements

NAFLD Juvenile Population

On September 22, 2016, we entered into an investigator initiated clinical trial agreement, or the UCSD Agreement, with the Regents of the University of California on behalf of its San Diego campus, or UCSD, to conduct a Phase I/IIA study, or the ARTISAN Study, entitled: “A Phase I-IIa Study to Assess Safety, Tolerability, Efficacy, and Pharmacokinetics of Aramchol in a NAFLD Juvenile Population” (the “Protocol”). The ARTISAN Study (ARamchol Trial to Improve Steatosis in Adolescent NAFLD) will be led by Jeffrey Schwimmer, MD, professor of pediatrics, UC San Diego School of Medicine and Director, Fatty Liver Clinic, Rady Children’s Hospital, San Diego. The performance of the ARTISAN Study is subject to submission of the Protocol to the U.S. FDA and receipt of FDA IND approval. There is no certainty that the FDA IND approval will be obtained. The ARTISAN Study is currently expected to be initiated in the second half of 2017.

Pursuant to the terms of the UCSD Agreement, we shall provide our proprietary drug product candidate Aramchol, without cost, to conduct the study as required pursuant to the Protocol and shall provide funds to conduct the ARTISAN Study over the duration of the study.

Under the UCSD Agreement, UCSD has granted us a non-exclusive, royalty-free license to use any UCSD or joint invention and ARTISAN Study data for our internal research and development purposes. Further, UCSD grants us a time-limited first right to negotiate a commercial, royalty-bearing, exclusive license, to make, use, and sell any patentable UCSD or joint invention conceived and reduced to practice in the performance of the research, for the term of any patent thereon.

All rights, title and interest in ARTISAN Study data shall be the sole and exclusive property of UCSD; however, we shall be entitled to make use of such ARTISAN Study data for legal purpose consistent with the informed consent, including publication and regulatory filings, after the earlier of the publication of the ARTISAN Study data by UCSD or upon the expiration of a period of eighteen (18) months from the completion of the ARTISAN Study. The Protocol and research design of the ARTISAN Study are the property of UCSD.

Either party may terminate the UCSD Agreement (i) upon thirty (30) days prior written notice to the other Party, in its sole discretion; (ii) upon written notice to the other Party, if the terminating Party determines that termination of the ARTISAN Study is necessary for the safety of the ARTISAN Study subjects; or (iii) upon the other party’s material breach if such party fails to cure such breach within thirty days after receiving written notice thereof. Upon receipt of notice of early termination, UCSD will stop screening subjects for and enrolling subjects in the Study and will discuss in good faith a plan to continue monitoring ARTISAN Study subjects as appropriate and determine an orderly winding down of the ARTISAN Study. Upon termination or expiration of the UCSD Agreement, all CRFs outstanding must be completed and copies returned to us together with completed ARTISAN Study Drug inventory and records, and all our confidential information. If the UCSD Agreement is terminated before completion of the ARTISAN Study, the parties shall negotiate in good faith on the phase-out for ARTISAN Study subjects and subsequent treatment of ARTISAN Study subjects.

The UCSD Agreement also includes customary indemnification provisions.

Samil Pharma. Co., Ltd.

On July 28, 2016, we entered into a license agreement, referred to herein as the Samil Agreement, with Samil Pharma. Co., Ltd., or Samil, for the commercialization of Aramchol (with the option to manufacture) in the Republic of Korea, or the Territory.

Under the terms of the Samil Agreement, the Company has granted Samil an exclusive licence, or the Samil License, for fatty liver indications including NASH (the “Field of Use”) in the Republic of Korea (the “Territory”) to such information concerning Aramchol as may be required to support Samil's applications for regulatory approvals (the “Licensed Information”) and the patents for the import, marketing, use, sale, offer for sale, commercialisation and distribution (and, if the option is exercised, manufacture) of Aramchol in tablet form, or any other physical form as may be produced or manufactured by or on behalf of Galmed or by a third party for Galmed and, if the option set out below is exercised, any products within the Field of Use, the development, manufacture or sale of which is based, in whole or in part, on, or involves the use of, the Licensed Information or covered under any patent (the “Product”).

The Samil License shall remain in force with respect to each Product (if the Samil Agreement is not early terminated) until the later of: (i) the date of expiry in the Territory of the last of any patent covering such Product or any formulation, dosing or administration form thereof; and (ii) the date of expiry of a period of 20 years commencing on the date of first commercial sale by Samil or a sublicensee of such Product in the Territory.

Upon the signing of the Samil Agreement, Samil paid the Company a gross upfront fee of approximately $2.1 million. Samil has also agreed to pay additional clinical and regulatory-based milestone payments, which may aggregate to additional $6.0 million, as well as tiered, double-digit royalties payable on sales (lower if sales of a generic equivalent commences in the Territory).

Pursuant to the terms of the Samil Agreement, following the first achievement of US$25 million of net sales in any calendar year following the first commercial sale of the Product in the Territory, Samil shall have the option to request that the Licensed Information include methods for the formulation of Aramchol from its active pharmaceutical ingredient, or API, to allow for the manufacture of Aramchol by Samil; provided, however, that we shall have the option, to widen the definition of the Licensed Information as aforesaid at any time.

We shall be entitled, at our option: (i) to modify the Samil License with respect to any Product so that it is non-exclusive only; or (ii) to terminate the Samil License hereunder, with respect to any Product if: (a) a first purchasing order from Samil for at least one Product shall not have been placed by 6 months following the grant of the Korean Ministry of Food and Drug Safety new drug approval; or (b) commercial sale of such Product having commenced and either (i) there shall be a period of 1 year during which no sales of any Product shall take place, or (ii) within 1 year of such commencement, aggregate sales of Products shall not have reached a reasonable level, as determined by the joint development committee, in each case, except as a result of force majeure or other factors beyond the control of Samil. Further, we shall be entitled to terminate the Samil Agreement if Samil challenges the validity of any of the patents. If any such challenge is unsuccessful, Samil shall (in addition to our right to terminate) pay us liquidated damages in the amounts of US $8,000,000. Either party may terminate the Samil Agreement (i) upon the other party’s material breach if such party fails to cure such breach within 30 days, or, in the case of failure by Samil to pay any amount due from Samil to us pursuant to or in connection with the Samil Agreement 14 days after receiving written notice thereof, or (ii) upon customary events such as the granting of a winding-up order if such order or act is not cancelled within 60 days.

In the event that we do not achieve the primary endpoint as defined in the study protocol (the “Successful Completion”) of the ARREST Study, we shall as soon as practicable notify Samil of the non-achievement of such Successful Completion, and within 60 days thereof, notify Samil in writing either: (i) that we have decided not to develop the Licensed Information further for the Field of Use (“Cessation Notice”), or (ii) that we intend to continue with such development notwithstanding the non-achievement of such Successful Completion (“Licensor Continuation Notice”). Also, in the event that we do not achieve the Successful Completion of the potential Phase III Study, we shall, as soon as practicable, notify Samil accordingly (“Notice of Non-Success”). Samil shall thereafter have the option, by notice in writing served to us within 45 days of Samil's receipt of either a Cessation Notice, a Licensor Continuation Notice or a Notice of Non-Success, as applicable, to indicate its intention either: (i) to terminate the Samil License, or (ii) to continue research and development of the Licensed Information in the Field of Use in the Territory. In the event Samil shall serve a Licensee Continuation Notice following the service of a Cessation Notice or a Notice of Non-Success, any such continuation by Samil shall be subject to the entry by Samil into a written agreement with us as to the terms and conditions which would govern such continued research and development, which would be carried out according to Samil's own development plan and at its sole expense. In the event Samil serves a Licensee Continuation Notice following the service of a Licensor Continuation Notice (“Agreed Continuation”), the Samil Agreement shall continue in accordance with its terms.

Additionally, in the event of an Agreed Continuation following non-achievement of Successful Completion of the ARREST Study, Samil shall, for a period of 90 days following the date of written notification to it by us of such Successful Completion or following the date of Agreed Continuation following non-achievement of Successful Completion, have the option to require that the Territory be extended to include Vietnam, or the Extension Option. In the event that Samil exercises its Extension Option, the parties shall conduct negotiations in good faith for up to 30 days thereafter in order to agree on milestone payments which would replace those set out in the Samil Agreement. In the event that agreement is not reached in such regard within such period, the Extension Option shall terminate.

Microbiome

On June 30, 2016, we entered into a research and option agreement, referred to herein as the Yeda Agreement, with Yeda Research and Development Co. Ltd, or Yeda, the commercial arm of the Weizmann Institute of Science, to assess the effects of our proprietary molecule, Aramchol, on the human gut microbiome for the treatment of fatty liver disease (the “Research”). The Research is to be performed in collaboration with Prof. Eran Segal and Dr. Eran Elinav from the Weizmann Institute of Science (together, the “Scientists”).

Under the terms of the Yeda Agreement, at any time until the expiration of a period of 120 days from the our receipt of the final Research report, or the Notification Period, we have the right to notify Yeda that we wish to enter into exclusive negotiations with Yeda to complete a license agreement to commercialize (i) a diagnostic and/or prognostic tool for Aramchol and/or (ii) a diagnostic and/or prognostic tool in the field of liver disease (the “Option”). The negotiation period will not exceed 120 days, or the Negotiation Period.

All data generated in the course of the performance of the Research that relates to the effects of Aramchol on the microbiome, or the Data, shall be our property. Yeda, Weitzman Institute of Science and the Scientists shall have the right to further research and analyze the Data, and we grant to Yeda a fully-paid up, irrevocable, perpetual, non-exclusive license to make use of the Data for such purpose. Results in respect of such research and analysis in and as relating to a diagnostic and/or prognostic tool in the field of fatty liver disease and cholestatic diseases as well as any tool identifying responders/non-responders to Aramchol (“Additional Results”), shall be subject to the Option. In connection to the Additional Results, the Option shall be in force until the later of (i) the expiry of the Notification Period; and (if applicable): (ii) the expiry of the Negotiation Period (the “Additional Result Period”); provided that, if an Additional Result shall be disclosed by the Scientists to Yeda at any time prior to the expiry of the Additional Result Period the corresponding terms of the Option (including the provision for a full 120 day negotiation period and as relating to termination) shall apply.

Additionally, subject to the Option, all results discovered in the course of, or arising from, the performance of the Research, excluding the Data (except to the extent covered or claimed in any of our patents or patent applications in effect or existence as June 30, 2016) (the “Research Results”) and all patent applications or applications for certificates of invention covering the Research Results or which may be granted thereon, including inventive discovery resulting from the Data, shall be the property of Yeda.

The Yeda Agreement shall terminate upon the occurrence of the earlier of the following: (i) the date of expiry of the Notification Period, or earlier if the date we notify Yeda that we do not wish to receive a License; (ii) if a notice has been given by us to Yeda, then upon the earlier of: (a) the date of execution of a License Agreement; (b) 12 months after the date of expiry of the Negotiation Period, in the event that the parties fail to agree upon and execute a License Agreement. Either party may terminate the Yeda Agreement (i) upon the other party’s breach if such party fails to cure such breach within 45 days after receiving written notice thereof, or (ii) upon customary events such as insolvency or bankruptcy if such order or act is not cancelled within 60 days.

We shall be entitled to effect publication of the Data at our discretion. Any publications that Yeda or the Scientists shall wish to make relating to the Research Results shall be coordinated in advance with us.

To date, we decided to postpone the initiation of the microbiome Research as a standalone research. One of the options we are currently considering is to combine this short one month study as an exploratory endpoint into one of our planned clinical studies.

Vitamin D

On May 3, 2016, we signed an investigator initiated clinical trial agreement, referred to herein as the MS Agreement, with the Icahn School of Medicine at Mount Sinai, or Mount Sinai, to conduct a Phase IIA Study entitled: “A Placebo-controlled Single-blinded Study of Aramchol with Supplemental Vitamin D in Patients with Vitamin D Deficiency and Nonalcoholic Fatty Liver Disease (NAFLD) and Fibrosis”, or the Vitamin D Study.

Pursuant to the terms of the MS Agreement, we shall provide our proprietary drug product candidate Aramchol and shall provide funds to conduct the Vitamin D Study over the duration of the Vitamin D Study. Under the MS Agreement, Mount Sinai grants us a worldwide, perpetual, irrevocable, fully paid up, royalty-free, non-exclusive, non-sublicensable (except to affiliates) license to use any intellectual property generated or first conceived and reduced to practice in performance of the Vitamin D Study using Aramchol during the term of the MS Agreement, whether jointly or solely by employees, agents, and/or independent contractors of Mount Sinai (the “Invention”), for our internal research and development purposes, excluding patent applications (and any patents resulting therefrom) claiming Inventions that we have not requested that Mount Sinai defend on our behalf. In addition, Mount Sinai further grants us a worldwide, perpetual, irrevocable, fully paid up, royalty-free, non-exclusive, non-sublicensable (except to affiliates) license to make, use, sell, offer for sale and import any Inventions that are new formulations or improvements or derivatives of Aramchol, provided that such license shall be subject to minimum licensing terms, including provisions concerning use of name, indemnification, insurance, patent infringement and limited warranty. Further, in consideration for the payment for intellectual property expenses as details above, Mount Sinai grants us an exclusive option to negotiate a fee, milestone, and/or royalty bearing an exclusive license to practice Mount Sinai’s rights in Inventions, including the right to make, use, sell, offer for sale and import any such Inventions claimed or otherwise included therein, with respect to patent applications filed at our request. If the parties fail to execute such license agreement within eight months (extendable upon mutual agreement of the parties) after our provision of notice of exercise of the option, or if we fail to make payment for intellectual property expenses as provided for therein, then Mount Sinai may license such intellectual property to any party upon terms that Mount Sinai deems appropriate, without any further obligation to us.

All data and results from the Vitamin D Study, or the Study Data, shall be the property of Mount Sinai; however, we shall be entitled to make use of such Study Data for any legal purpose after the earlier of the publication of the Study Data by Mount Sinai or twelve months after disclosure of the Study Data by Mount Sinai; provided, however, that in the event any Study Data materially contributes to any regulatory approval of any of our products combined with Supplemental Vitamin D3, we agree to negotiate a reasonable compensation appropriate for Mount Sinai's contribution, such amount not to exceed two hundred and fifty thousand U.S. Dollars ($250,000).

Either party may terminate the MS Agreement (i) upon the other party’s breach if such party fails to cure such breach within thirty days after receiving written notice thereof, or (ii) if the authorization and approval to perform the Vitamin D Study in the United States is withdrawn by the FDA or, if the emergence of any adverse reaction or side effect with the drug administered or the device employed in the Vitamin D Study is of such magnitude or incidence in the opinion of either the Company or Mount Sinai to support termination. We may terminate the MS Agreement for convenience upon thirty days’ prior written notice. Further, either party may terminate the MS Agreement upon customary events such as insolvency or bankruptcy. Upon any termination, (i) Mount Sinai will stop screening and enrolling subjects and will reasonably cooperate with us to continue monitoring Vitamin D Study subjects and shall reasonably cooperate with us to provide for an orderly winding down of the services provided under the MS Agreement, and (ii) all case report forms outstanding must be completed and returned to us together with completed product inventory and records.

We shall indemnify Mount Sinai from and against all liabilities Mount Sinai may suffer to the extent directly arising from (i) our negligence or misconduct in the manufacture of any study drugs or devices provided by us to Mount Sinai for use in the Vitamin D Study; (ii) the exercise of the license rights granted to us, subject to customary exclusions.

Recently published data from other short term fibrosis clinical studies and certain internal drug related studies we performed led us to reconsider the design of the Vitamin D Study. Consequently, we decided to put the initiation of this Vitamin D Study on hold until we have further histological results, which will be available when the ARREST Study data is published.

OWL

On July 8, 2015, we entered into a Research, Option and License Agreement, or the OWL License Agreement, with OWL, for the development of a non-invasive, blood-based complimentary diagnostic tool, which we believe could increase the likelihood of success of our Phase III trials and facilitate the market adoption of Aramchol. Pursuant to the terms of the OWL License Agreement, we have partially funded the research and development of the diagnostic tool in the amount of Euro 437,000. Subject to development under the OWL License Agreement, we have an option to exclusively license from OWL a complimentary diagnostic tool for NASH using Aramchol, or the OWL License Agreement Option, in consideration for the payment of a 10% royalty to OWL on annual net sales of the complimentary diagnostic product, exercisable by written notice to OWL at any time during the period commencing on July 8, 2015 and ending on the earlier of (I) December 31, 2016; or (II) the completion of the ARREST Study (the “Option Period”). In addition, if OWL develops any other complimentary diagnostic tool for NASH not using Aramchol, it will pay us a royalty from revenues. Concurrently with the OWL License Agreement, we have entered into a Share Purchase Agreement, or the OWL SPA, pursuant to which we undertook to invest Euro 175,000 in OWL, subject to certain specified milestones, in exchange for the issuance by OWL of such number of common shares that result from dividing our investment amount by the price per share (the “Investment”). In addition, under the OWL SPA, OWL has granted us an option which will allow us to invest up to €1,000,000 (the “First Option”) at the higher of (i) the OWL company valuation in an equity financing (or series of related financings) of at least €1,000,000 that takes place at the same time as the exercise of the First Option; or (ii) a 15% premium to OWL's valuation in the most recent equity investments of at least €1,000,000 (the “Baseline Valuation”). The First Option will expire at the earlier of (i) an investment by a third party in OWL in excess of €1,000,000, or (ii) the completion of the ARREST Study in our reasonable opinion. Furthermore, we have the option to purchase additional shares up to 19.9% of OWL (the “Second Option”) at the higher of (x) the OWL company valuation in an equity financing (or series of related financings) of at least €2,500,000 that takes place at the same time as the exercise of the Second Option; (y) at a 15% premium to OWL's valuation in the most recent equity investment of at least €2,500,000; or (z) the Baseline Valuation. The Second Option will expire at the earlier of (A) the completion of a third party investment in OWL in excess of €2,500,000, or (B) one year following the successful completion of the ARREST Study in our reasonable opinion. Moreover, pursuant to the OWL SPA, in the event OWL issues new common shares or securities convertible into common shares, except in the event of customary curve outs (the “New Securities”), we have an option to purchase up to our pro-rata share of the New Securities for the price and on the same terms as the most senior class of participating shareholders, upon our notification to OWL within 21 days of OWL's notification of their intention to issue New Securities (the “Preemptive Right”). This Preemptive Right shall survive termination of the OWL SPA, provided that either the Investment or the exercise of the First option or the Second Option has taken place. On December 31, 2016, the Option Period expired and the parties are actively negotiating an extension to the Option Period.

Upon exercise of the OWL License Agreement Option, we will own all rights, title and interest in and to (i) the complimentary diagnostic tool for NASH using Aramchol, excluding serum and plasma markers developed by OWL using proprietary methods and any of the OWL patents, OWL's know-how, and any other results of whatsoever nature, which are discovered, developed or invented in the course of, or directly arising from, the performance of the Research, excluding our technology (“Research Results”) which is owned by OWL; (ii) the complimentary diagnostic tool for NASH using Aramchol intellectual property; (iii) all results and intellectual property pertaining to (a) our technology, (b) markers or other diagnostics for use in connection with liver diseases and/or cholesterol gallstones and/or any other indications utilizing Aramchol and/or any other synthetic fatty-acid/bile conjugates or FABACs owned by us, (c) metabolomics markers predicting therapeutics or safety response of Aramchol; or (iv) any additional markers improving NASH patient selection for treatment with Aramchol that are generated, discovered, reduced to practice and/or arising in the course of and/or from the performance of any research, services and/or development activities by or on behalf of or for us (including by OWL hereunder), excluding research results, and including any regulatory filing or approval (if any) filed or obtained by us or any of our affiliates in respect of the OWLiverGAL kit and any other product, kit, device, material, process, method, activities or service that incorporates, uses, or is reliant upon the licensed technology (the “Licensed Technology Product”), and all communications with regulatory authorities, and any data, information or document covered by data protection or data exclusivity, production processes, standard operating procedures, subcontractors’ information and other technical information required for the sale and/or commercialization of the Licensed Technology Products, test protocols and final reports of any testing or studies with respect to the Licensed Technology Products.

Either party may terminate the OWL License Agreement (i) upon the other party’s breach if such party fails to cure such breach within 60 days after receiving written notice thereof; or (ii) upon customary events such as the granting of a winding up order or upon the appointment of a temporary or permanent liquidator or receiver if such order or act is not cancelled within 60 days. We may terminate the OWL License Agreement for any reason upon 30 days’ prior written notice. Further, OWL may terminate the OWL License Agreement upon 30 days' prior written notice, in the event that within 18 months of receipt of the required regulatory approval to market and sell the first Licensed Technology Product in the U.S, there has not been a first commercial sale, unless such failure or delay is caused by (i) force majeure; or (ii) the requirements of a regulatory or other governmental authority, any contract manufacturer, or due to any market shortage; or (iii) a significant technological and/or scientific barrier.

University of California, San Diego

In February 2015, we entered into an Investigator Initiated Trial Agreement with the University of California, San Diego to conduct a Phase IIA Study for the treatment of HIV-associated with Lipodystrophy and NAFLD, or the ARRIVE Study. The ARRIVE Study principal investigator is Dr. Rohit Loomba, a member of our scientific advisory board. The ARRIVE Study is a randomized, double-blinded, allocation-concealed, placebo-controlled, proof-of-concept Phase IIA clinical trial. The study will evaluate up to 50 patients with HIV-associated lipodystrophy and NAFLD, with either Aramchol at 600 mg or placebo for 16 weeks. Pre- and post-treatment MRI-measured liver fat content and total body fat via DEXA will be compared. The primary end point of successful therapy will be an improvement in hepatic steatosis as measured by MRI. Secondary endpoints will include an improvement in total body fat, metabolic profile, and liver biochemistry. On December 1, 2015, we announced that the FDA has cleared our IND application for the ARRIVE Study. Top line results are expected in proximity to the ARREST Study data.

Perrigo API Ltd.

On January 28, 2015, the Company entered into a Manufacturing Services Agreement, or the Perrigo Agreement, with Perrigo API Ltd., or Perrigo, a subsidiary of Perrigo Company plc, for, among other things, the large-scale production of Aramchol API and the scale-up and manufacturing process optimization for large-scale production of the Aramchol API. Pursuant to the Perrigo Agreement, Perrigo will provide manufacturing process, optimization services for large-scale production of the Aramchol API, manufacture the Aramchol API pursuant to cGMPs and perform additional development services regarding scale-up and manufacturing optimization for the Aramchol API. In consideration for the services to be provided by Perrigo, the Company agreed to pay in accordance with the Perrigo Agreement a maximum aggregate amount of approximately $3.6 million U.S. dollars to Perrigo. The Perrigo Agreement also provides Perrigo, under certain circumstances, with the option to manufacture commercial supplies of the Aramchol API in the future. To date, Perrigo has manufactured 3 pilot batches of approximately 70 kg of Aramchol API. However, while the material obtained was of appropriate quality and produced under GMP, it resulted in higher manufacturing costs than originally anticipated. Therefore, additional research and development work pertaining to the scale-up and optimization of the process is currently being done by two other CRO's under cGMP and cGLP, in order, inter alia, to simplify, increase yields and improve the volume capacity of the manufacturing process in attempt to achieve the target price. Based on the results of the additional research and development work, we will decide how to progress with the future manufacture of Aramchol API.

Itamar Medical Ltd.

On September 29, 2014, we purchased 60 EndoPAT™ devices and accessories from, and entered into a collaboration with, Itamar to include an assessment of endothelial, or arterial, function in our ARREST Study. The purchase price for the EndoPAT™ devices and accessories was approximately $750,000.

Aventis Pharma Deutschland GmbH

In September 2002, we entered into an agreement, which we refer to as the Aventis Agreement, with Aventis, which merged with and into Sanofi S.A., in connection with the settlement of court proceedings regarding an invention covered by Israeli patent application 123998 and PCT/IL99/00173. The invention relates to certain FABACs, pharmaceutical compositions containing FABACs and the use of FABACs for dissolving cholesterol gallstones in bile and preventing the formation thereof, as well as for the prevention and reduction of atherosclerosis, or the hardening of the arteries. Such court proceedings resulted from a claim filed by us and Prof. Tuvia Gilat, our founder, in the Tel Aviv District Court seeking a declaratory judgment that Prof. Gilat was the sole inventor of the invention and the owner of all rights in and to the invention and the patent application with respect thereto, and that neither Aventis nor anyone on its behalf has any rights in or to the invention or such patent application. We filed the claim with Prof. Gilat based on assertions by Aventis that it had certain rights to the invention as a result of the participation of one of its employees in the discovery of the same. Under the Aventis Agreement, Aventis agreed that we had the exclusive worldwide right to commercialize the invention and we agreed to pay Aventis a royalty of 10% in respect of all income that we or our affiliates may receive from the commercialization of such invention for the prevention and treatment of cholesterol gallstones (less certain standard deductions, including taxes, credits, allowances, rebates, freight and insurance costs), for as long as there is a valid patent or pending patent application covering such invention. Once all our valid patents covering the invention expire, which will occur in 2018, and provided that one of Aventis’ other patents that covers an aspect of the invention is still valid and has received marketing approval prior to the expiration of all our patents covering the invention, the royalty will be reduced to 5%.

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

Other companies, including, Intercept Pharmaceuticals, Inc. Gilead Sciences, Inc., and Genfit S.A., have molecules currently in Phase III clinical development; Allergan (through its acquisition of Tobira Therapeutics Inc.), Shire, and Novartis (through the acquisition of Conatus Pharmaceuticals Inc.) have molecules in Phase IIB clinical development for the treatment of NASH and the fibrosis associated therewith. There are a host of other potential competitors in earlier stages of development relative to us for the treatment of NASH including, but not limited to, Galectin Therapeutics Inc., AstraZeneca, Bristol-Myers Squibb, and Novartis.

We believe that Aramchol offers important potential advantages over other drugs in development that could enable Aramchol, if approved for these indications, to capture meaningful market share. We believe that Aramchol’s ability (as observed in our non-clinical and clinical studies to date) to reduce liver fat content without observable adverse side effects, which we believe may prove to have an anti-fibrotic effects, as well as a direct effect on fibrosis (via collagen production from human stellate cells) as shown in our non-clinical studies, and convenient once-daily oral administration, position Aramchol well against the potential competition in the NASH market and make it a potentially valuable drug for the treatment of liver diseases.

Notwithstanding the foregoing, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements—Our market is subject to intense competition. If we are unable to compete effectively, Aramchol or any other product candidate that we develop may be rendered noncompetitive or obsolete.”

Intellectual Property and Patent Strategy

The proprietary nature of, and protection for, our product candidates and our discovery programs for new indications, processes and know-how are important to our business. We own patent rights to Aramchol in various jurisdictions worldwide, including within and outside of Israel. We have sought patent protection in the United States and internationally for Aramchol and our discovery programs, and any other inventions to which we have rights, where available and when appropriate. The term of U.S. Patent No. 7,501,403, covering the use of Aramchol for the treatment of fatty liver, has been extended due to patent term adjustments of 567 days, resulting in an effective expiration date of November 3, 2023.

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

Patent Portfolio for Aramchol (First-in-Class Synthetic FABAC)

The patent portfolio for Aramchol contains patents and pending patent applications directed to composition of matter, manufacturing methods and methods of use. As of March 16, 2017, the latest practicable date for inclusion in this annual report, we own six U.S. patents, and corresponding foreign patents and pending patent applications, as detailed below. We have also recently filed a PCT patent application for second generation FABAC compounds.

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

The second patent family discloses and claims additional FABACs with different conjugation moieties, as well as the use of these and the compounds disclosed in the first patent family above, including Aramchol, in the treatment of fatty liver, reduction of serum cholesterol and treatment of hyperglycemia and diabetes. This patent family includes a U.S. patent directed to the treatment of fatty liver a U.S. patent directed to reduction of serum cholesterol by administering additional forms of FABACs, and a U.S. patent (Continuation-in-Part) directed to the treatment of hyperglycemia and diabetes. This patent family also includes two European patents, one patent which was validated in Austria, Belgium, Cyprus, Denmark, Finland, France, Germany Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom, and the second patent which was validated in Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Spain, Sweden, Switzerland, Turkey and the United Kingdom. The family also includes patents in Australia, Canada, China, Czech Republic, Eurasia, Indonesia, Japan, Korea, Israel, Mexico, New Zealand, Norway, Poland, Hungary and the Ukraine. A foreign patent application is pending in the Czech Republic. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended patent term for this patent family is due to expire on April 15, 2022, with the exception of the Israeli patent, which is due to expire on April 17, 2021. The terms of the U.S. patents in this family have been extended due to patent term adjustments of 567 days for U.S. Patent 7,501,403, which is directed to the treatment of fatty liver, and 24 days for U.S. Patent 8,110,564, which is directed to reduction of serum cholesterol, and 356 days for U.S. Patent 8,975,246, which is directed to disorders associated with altered glucose metabolism or insulin action.

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

A fourth patent family discloses and claims second generation FABAC compounds. This patent family includes a pending U.S. patent application as well as foreign patent applications in Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan and Korea.

A fifth patent family, including one PCT patent application, discloses and claims compositions comprising second generation FABAC compounds.

A sixth patent family covers the use of Aramchol for the treatment of lipodystrophy. This patent family includes a pending U.S. patent application and applications in Australia, Canada, China, Europe, India, Israel and Japan.

The seventh and an eighth patent families, each including one Israeli patent application and one PCT patent application, and patent families nine to twelve, each including one U.S. Provisional patent application, cover additional therapeutic uses of Aramchol.

Patent families thirteen and fourteen, each including pending U.S. and foreign patent applications, are directed to topical uses of FABAC compounds.

It is possible that the term of the patents issued in the United States within our first patent family, which includes the composition of matter patents, may be extended up to five additional years under the provisions of the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act (the longest possible extended patent term being five years from November 3, 20123). Patent term extension or supplementary protection certificates may be available in certain foreign countries upon regulatory approval. Independent of patent term extensions, five years of data exclusivity will be provided for this patent in the United States automatically from the day Aramchol receives regulatory approval, if it is approved, in the United States. The data exclusivity is solely for the indication tested, in this case presumably NASH. If the Company pursues commercialization of Aramchol in other jurisdictions, longer periods of data exclusivity may pertain.

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

Manufacturing

We do not own or operate manufacturing facilities for the production of our product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third-party contract manufacturers for all of our required raw materials, API and finished product for our non-clinical research and clinical trials, including our ARREST Study. We do not have long term agreements with any of these third parties. We also do not have any current contractual relationships for the manufacture of commercial supplies of our product candidate if it is approved; however, the Perrigo Agreement (as described herein) provides Perrigo with the option to negotiate an exclusive commercial contract for the manufacture of commercial supplies of the Aramchol API in the future for a minimum term of five years. If our product candidate or future product candidates are approved by any regulatory agency, we intend to enter into agreements with a third-party contract manufacturer or collaboration partner and one or more back-up manufacturers for the commercial production of those products. Development and commercial quantities of any products that we develop will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval. We currently employ internal resources to manage our manufacturing contractors. The relevant manufacturers of our drug products for our current non-clinical and clinical trials have advised us that they are compliant with both cGMP and current Good Laboratory Practices, or cGLP.

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

On January 28, 2015, we entered into the Perrigo Agreement with Perrigo, a subsidiary of Perrigo Company plc, for, among other things, the large-scale production of Aramchol’s API and the scale-up and manufacturing process optimization for large-scale production of the Aramchol API. To date, Perrigo has manufactured three pilot batches of Aramchol API. The material obtained is of appropriate quality and was produced under GLP, but has resulted in significant high manufacturing costs. Therefore, additional research and development work pertaining to the scale-up and optimization of the process is currently being done by two other CRO's under cGMP and cGLP, in order, inter alia, to simplify, increase yields and improve the volume capacity of the manufacturing process. Based on the results of the additional research and development work, we will decide how to proceed with the future manufacture of Aramchol API. See “Item 4.B. Information on the Company—Business Overview—Strategic Collaborations, Research Arrangements and Other Material Agreements—Perrigo API Ltd.” for more information regarding the Perrigo Agreement.

Contract Research Organizations

We outsource certain clinical trial activities to CROs. Our clinical CROs comply with guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, which attempt to harmonize the FDA, the EMA, and the Pharmaceuticals and Medical Devices Agency of Japan regulations and guidelines. We create and implement the drug development plans and manage the CROs according to the specific requirements of the drug candidate under development. To the extent clinical research is overseen by the CROs (or directly by us), compliance with certain federal regulations, including but not limited to 21 C.F.R. parts 50, 54, 56, 58 and 312, which pertain to, among other things, IRBs, informed consent, financial conflicts of interest by investigators, correct administration of treatment, follow up of adverse events, good laboratory practices and submitting IND applications, may be required.

Marketing, Sales and Commercialization

Given our stage of development, we do not have any internal sales, marketing or distribution infrastructure or capabilities. In the event we receive regulatory approval for Aramchol, we intend, where appropriate, to pursue commercialization relationships, including strategic alliances and licensing, with pharmaceutical companies and other strategic partners, which are equipped to market and/or sell our products, if any, through their well-developed sales, marketing and distribution organizations in order to gain access to global markets. In addition, we may out-license some or all of our worldwide patent rights to more than one party to achieve the fullest development, marketing and distribution of any products we develop. Over the longer term, we may consider ultimately building an internal marketing, sales and commercial infrastructure. See “Item 4.B. Information on the Company—Business Overview—Strategic Collaborations, Research Arrangements and other Material Agreements—Samil Pharm Co.” for information regarding the license Agreement we entered with Samil for the commercialization of Aramchol (with an option to manufacture) for the treatment of fatty liver indications including NASH, in the Republic of Korea.

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

We are conducting a global development program for Aramchol for the treatment of NASH in OD patients, and we may make our submissions for regulatory approval in parallel; initially in Europe and in the United States. Typically, approval time in the United States with the FDA for an NDA is faster than that within Europe with the EMA and the European Commission for an MMA, especially when the novelty of the submission is considered. First in class, high medical need and rare disease drugs can experience faster review. Nevertheless, marketing and pricing approval presents a further delay in many countries that should be considered in addition to the regulatory approvals noted above.

United States Government Regulation

NDA Approval Processes

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and implementing regulations and guidance documents. Failure to comply with the applicable U.S. requirements at any time during the product development process or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product seizures, total or partial suspension of production or distribution, injunctions, fines, disgorgement, and civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of non-clinical laboratory tests, animal studies and formulation studies conducted according to Good Laboratory Practices, or GLPs, or other applicable regulations;

•	submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCPs, to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMPs to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of FDA inspections of clinical sites and GLP toxicology studies; and

•	FDA review and approval of the NDA.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Once a product candidate is identified for development, it enters the non-clinical or non-clinical testing stage. Non-clinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the non-clinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some non-clinical testing may continue after the IND is submitted. In addition to including the results of the non-clinical studies, the IND will also include a clinical trial protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and, depending on the phase of the study, the effectiveness criteria to be evaluated. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the IND on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND, due to safety concerns or non-compliance, and may affect one or more specific studies or all studies conducted under the IND.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with the FDA’s GCP regulations. These regulations include the requirement that all research subjects provide informed consent. Further, an IRB must review and approve the plan for any clinical trial, including the informed consent document, before it commences at any institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the investigator brochure and other information about the trial distributed by the sponsor and the consent form that must be provided to each trial subject or his or her legal representative and must monitor the study until completed. All clinical trials must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject inclusion and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors must also report within set timeframes to FDA serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure, or any findings from other studies or animal or in-vitro testing that suggest a significant risk in humans exposed to the drug. Sponsors must also report to FDA certain amendments to the protocol and other essential information concerning the IND that does not fall within the scope of other required reports.

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

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points are typically prior to the submission of an IND, at the end of Phase II and before an NDA is submitted. Meetings at other times may also be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase II to discuss their Phase II clinical results and present their plans for the pivotal Phase III clinical trial that they believe will support the approval of the NDA. If a Phase II clinical trial is the subject of discussion at the end of Phase II meeting with the FDA, a sponsor may be able to request a Special Protocol Assessment, or SPA, the purpose of which is to reach agreement with the FDA on the Phase III clinical trial protocol design and size that will form the primary basis for the demonstration of effectiveness in a marketing application.

According to published guidance on the SPA process, a sponsor which meets the prerequisites may make a specific request for an SPA and provide information regarding the design and size of the proposed clinical trial. The FDA has a goal of completing the majority of SPA reviews within 45 days, although certain circumstances may result in a delay in FDA’s decision. An SPA request must be made before the proposed trial begins, and all open issues must be resolved before the trial begins. If a written agreement is reached, it will be documented and made part of the record. The agreement will be binding on the FDA and may not be changed by the sponsor or the FDA after the trial begins except with the written agreement of the sponsor and the FDA or if the FDA determines that a substantial scientific issue essential to determining the safety or efficacy of the drug was identified after the testing began. There is no indication that we will be able to meet the requirements necessary for an SPA.

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

The results of product development, non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product for one or more specified indications. The submission of an NDA is subject to the payment of an application fee, but a waiver of such fees may be obtained under specified circumstances. We will seek a waiver of these fees as a small business submitting its first human drug application to the FDA. If the waiver is granted it would not extend to establishment or product fees. The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA may refuse to approve an NDA if the applicable statutory and regulatory criteria are not satisfied or may require additional clinical or other data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant. The FDA may refer the NDA to an advisory committee for review and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured and tested. The FDA will also inspect selected clinical sites that participated in the clinical studies and may inspect the testing facilities that performed the GLP toxicology studies cited in the NDA.

Expedited Review and Approval

NDAs receive either standard or expedited review. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive expedited review. The FDA has various specific programs, including Fast Track, Breakthrough Therapy, Priority Review, and Accelerated Approval, which, in different ways, are each intended to expedite the process for reviewing and approving drugs. Even if a drug qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened. Generally, drugs that are eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs and those that offer meaningful benefits over existing treatments. For example, Fast Track is a process designed to facilitate the development and expedite the review of drugs to treat serious or life-threatening diseases or conditions and fill unmet medical needs, and Breakthrough Therapy designation is designed to expedite the development and review of drugs that are intended to treat a serious condition where preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on a clinically significant endpoint(s). Priority review is designed to give drugs that offer major advances in treatment or provide a treatment where no adequate therapy exists an initial review within six months as compared to a standard review time of ten months. Although Fast Track, Breakthrough Therapy designation and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track or Breakthrough Therapy designated drug and expedite review of the application for a drug designated for priority review. The FDA will also provide Breakthrough Therapy designated drugs intensive guidance on an efficient drug development program and provide these drug developers with an organizational commitment from the FDA involving senior managers. Since sponsors can design clinical trials in a number of ways, in providing its guidance for drugs designated as breakthrough therapies, the FDA will seek to ensure that the sponsor of the product designated as a breakthrough therapy receives timely advice and interactive communications in order to help the sponsor design and conduct a development program as efficiently as possible. During these interactions, the FDA may suggest, or a sponsor can propose, alternative clinical trial designs (e.g., adaptive designs, an enrichment strategy, use of historical controls) that may result in smaller trials or more efficient trials that require less time to complete. Such trial designs could also help minimize the number of patients exposed to a potentially less efficacious treatment (i.e., the control group treated with available therapy). On September 23, 2014, the FDA granted Fast Track designation status to Aramchol for the treatment of OD patients with NASH.

Accelerated Approval, which is described in 21 C.F.R. § 314.500 et seq., provides for approval of a new drug that is intended to treat a serious or life-threatening disease or condition and that fills an unmet medical need based on a surrogate endpoint. A surrogate endpoint is a laboratory measurement or physical sign used as an indirect or substitute measurement representing a clinically meaningful outcome. To be used in accelerated approval, a surrogate endpoint must be “reasonably likely, based on epidemiologic, therapeutic, pathophysiologic, or other evidence to predict benefit on irreversible morbidity or mortality.” The term “reasonable likely” implies that some uncertainty remains about the relationship of the surrogate to the clinical benefit to the patient. Therefore, accelerated approval is typically contingent on a sponsor’s agreement to conduct additional post-approval studies to verify and describe the drug’s clinical benefit. Accelerated Approval does not change the standards for approval, but by allowing a demonstration of efficacy based on a surrogate endpoint may expedite the approval process.

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

In 2016, the U.S. Congress enacted the 21st Century Cures Act. The law contains several provisions aimed at accelerating drug approval. In particular, it directs FDA to implement a formal review pathway to qualify biomarkers and other drug development tools. It is unclear when this new pathway will be implemented or whether using this pathway would have any impact on our clinical program.

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

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an approved NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five year and three year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the non-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

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

Any drug product manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things record-keeping requirements; GMPs; reporting of adverse experiences with the drug; providing the FDA with updated safety and efficacy information; drug sampling and distribution requirements; notifying the FDA and gaining its approval of specified manufacturing or labeling changes; and complying with FDA promotion and advertising requirements.

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

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be. In particular, it is unknown whether any of the provisions of the 2016 21st Century Cures Act that are intended to accelerate drug approval will result in any change in the current approval pathway for Aramchol.

Pursuant to the Affordable Care Act (discussed in greater detail below), the Centers for Medicare & Medicaid Services (CMS) is required to collect and publish information reported by applicable manufacturers about payments and other transfers of value manufacturers have made to physicians and teaching hospitals. Such a law, when applicable to our products, could increase the company’s regulatory liability through the imposition of additional reporting and regulatory requirements. There are also an increasing number of state laws that require manufacturers to make similar reports to states on pricing and marketing information.

Reimbursement

We face uncertainties over the pricing of pharmaceutical products. Sales of our products will depend, in part, on the extent to which the costs of our products will be covered by third-party payors, such as federal health programs, commercial insurance and managed care organizations. These third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures, foreign governments and third party payors have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payors do not consider our products to be cost-effective compared to other therapies, they may not cover our products after approved as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

The Medicare Modernization Act imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries under Part D. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. The Centers for Medicare & Medicaid Services published a final rule in 2014 implementing the Medicare Modernization Act. Contrary to the proposed rule, which would have enabled Part D plans to offer fewer drugs, the final rule maintained the existing six protected classes of drug categories, but stated that some of the proposals not included in the final rule could still be finalized in the future, which would impact payor formulary and coverage decisions.

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

The Affordable Care Act, enacted in March 2010, has had a significant impact on the health care industry. Some of the key changes made to date pursuant to the Affordable Care Act include an expansion of coverage for the uninsured, the creation of insurance marketplaces and increased protection of insureds with new benefits, rights and protections. With regard to pharmaceutical products, among other things, the Affordable Care Act made major changes to the Medicare prescription drug program, which helped reduce drug costs for seniors and increased rebates and other costs for the pharmaceutical industry.

On January 20, 2016, President Donald J. Trump was inaugurated as the President of the United States. President Trump has stated that he intends to “repeal and replace” the Affordable Care Act, and Congress has taken initial steps to repeal the law. We cannot predict the impact of the change in administration on the Affordable Care Act and the subsequent effect on the pharmaceutical industry at this time.

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

Healthcare Fraud and Abuse Laws

In the U.S., the research, development, testing, manufacturing, handling, storage, distribution, sale and promotion of drug products and medical devices are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, state Attorneys General, and other state and local government agencies. For example, sales, marketing and scientific/educational grant programs must comply with the fraud and abuse provisions applicable to pharmaceutical manufacturers, including the federal “Anti-Kickback Statute”, the Civil Monetary Penalty Statute, the Stark Law, the federal False Claims Act, as amended, the privacy regulations promulgated under the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

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

The federal False Claims Act prohibits anyone from knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in False Claims Act settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as False Claims Act defendants in addition to the corporations.

The Physician Payment Sunshine Act, enacted in 2010 as part of the Affordable Care Act, requires manufacturers of pharmaceuticals and medical devices to annually report certain payments and other transfers of value to physicians and teaching hospitals, as well as investment interests held by physicians and their immediate family members. In recent years, several states in the United States have also enacted legislation requiring pharmaceutical companies to file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as establish marketing compliance programs. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. Failure to meet these requirements, to the extent they are applicable to our activities, also could result in a variety of governmental sanctions that could have a material adverse effect on our business.

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

Irrespective of whether the medicinal product is assessed centrally, de-centrally or through a process of mutual recognition, the medicinal product must be manufactured in accordance with the principles of GMP as set out in Directive.

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

There are various types of applications for marketing authorizations:

•	Full Applications. A full application is one that is made under any of the community procedures described above “stands alone” in the sense that it contains all of the particulars and information required by Article 8(3) of Directive 2001/83 (as amended) to allow the competent authority to assess the quality, safety and efficacy of the product and in particular the balance between benefit and risk. Article 8(3)(l) in particular refers to the need to present the results of the applicant’s research on (i) pharmaceutical (physical-chemical, biological or microbiological) tests, (ii) non-clinical (toxicological and pharmacological) studies and (iii) clinical trials in humans. The nature of these tests, studies and trials is explained in more detail in Annex I to Directive 2001/83/EC. Full applications would be required for products containing new active substances not previously approved by the competent authority, but may also be made for other products.

•	Abridged Applications. Article 10 of Directive 2001/83/EC contains exemptions from the requirement that the applicant provide the results of its own non-clinical and clinical research. There are three regulatory routes for an applicant to seek an exemption from providing such results, namely (i) cross-referral to an innovator’s results without consent of the innovator, (ii) well established use according to published literature and (iii) consent to refer to an existing dossier of research results filed by a previous applicant.

Cross-referral to Innovator’s Data

Articles 10(1) and 10(2)(b) of Directive 2001/83/EC provide the legal basis for an applicant to seek a marketing authorization on the basis that its product is a generic medicinal product (a copy) of a reference medicinal product that has already been authorized, in accordance with community provisions. A reference product is, in principle, an original product granted an authorization on the basis of a full dossier of particulars and information. This is the main exemption used by generic manufacturers for obtaining a marketing authorization for a copy product. The generic applicant is not required to provide the results of non-clinical studies and of clinical trials if its product meets the definition of a generic medicinal product and the applicable regulatory results protection period for the results submitted by the innovator has expired. A generic medicinal product is defined as a medicinal product:

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

If the copy product does not meet the definition of a generic medicinal product or if certain types of changes occur in the active substance(s) or in the therapeutic indications, strength, pharmaceutical form or route of administration in relation to the reference medicinal product, Article 10(3) of Directive 2001/83/EC provides that the results of the appropriate non-clinical studies or clinical trials must be provided by the applicant.

Well-established Medicinal Use

Under Article 10a of Directive 2001/83/EC, an applicant may, in substitution for the results of its own non-clinical and clinical research, present detailed references to published literature demonstrating that the active substance(s) of a product have a well- established medicinal use within the community with recognized efficacy and an acceptable level of safety. The applicant is entitled to refer to a variety of different types of literature, including reports of clinical trials with the same active substance(s) and epidemiological studies that indicate that the constituent or constituents of the product have an acceptable safety/efficacy profile for a particular indication. However, use of the published literature exemption is restricted by stating that in no circumstances will constituents be treated as having a well- established use if they have been used for less than 10 years from the first systematic and documented use of the substance as a medicinal product in the EU. Even after 10 years’ systematic use, the threshold for well-established medicinal use might not be met. European pharmaceutical law requires the competent authorities to consider among other factors the period over which a substance has been used, the amount of patient use of the substance, the degree of scientific interest in the use of the substance (as reflected in the scientific literature) and the coherence (consistency) of all the scientific assessments made in the literature. For this reason, different substances may reach the threshold for well-established use after different periods, but the minimum period is 10 years. If the applicant seeks approval of an entirely new therapeutic use compared with that to which the published literature refers, additional non-clinical and/or clinical results would have to be provided.

Informed Consent

Under Article 10c of Directive 2001/83/EC, following the grant of a marketing authorization the holder of such authorization may consent to a competent authority utilizing the pharmaceutical, non-clinical and clinical documentation that it submitted to obtain approval for a medicinal product to assess a subsequent application relating to a medicinal product possessing the same qualitative and quantitative composition with respect to the active substances and the same pharmaceutical form.

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

Israel

Clinical Testing in Israel

In order to conduct clinical testing on humans in Israel, special authorization must first be obtained from the ethics committee and Chief Executive Officer and Director of the institution in which the clinical studies are scheduled to be conducted, or in certain cases, the Head of Clinical Trials Department of the Ministry of Health, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable legislation. In addition, these regulations also require authorization from the Israeli Ministry of Health, in the case of genetic trials, certain fertility trials and in such other matters as set forth by the Ministry of Health, which also include our ARREST Study. The institutional ethics committee must, among other things, evaluate the anticipated benefits that are likely to be derived from the project to determine if it justifies the risks and inconvenience to be inflicted on the human subjects, and the committee must ensure that adequate protection exists for the rights and safety of the participants as well as the accuracy of the information gathered in the course of the clinical testing. Because we perform a portion of the ARREST Study on therapeutic candidates in Israel, we obtained authorization from the Chief Executive Officer and Director of ethics committee of each institution in which we conduct our ARREST Trial, and from the Israeli Ministry of Health. We will also seek such authorizations from the ethics committee and the Israeli Ministry of Health concerning any of our other or future clinical trials to be conducted in Israel.

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

Description of Property and Facilities

Our corporate headquarters are located at 16 Tiomkin Street, Tel Aviv, Israel, 6578317 pursuant to a lease to occupy approximately 356 square meters of space. GRD entered into the lease agreement on March 22, 2015 with Mintz K. Construction Company (the “Lease Agreement”), following the termination of GRD’s previous lease agreement at 8 Shaul Hamelech Blvd., Amot Mishpat Bldg., Tel Aviv, Israel, 6473307. The term of the lease is for four years with an option, at the election of GRD, for two additional years. The aggregate quarterly rental payment for four years, together with adjustments and the maintenance fees, is approximately NIS33,055 plus VAT. On February 27, 2017, GRD entered into an addendum to the Lease Agreement pursuant to which GRD leased an additional 90 square meters for a space adjacent to the current premises, totaling in 446 square meters. The fees for the additional space are payable quarterly in an aggregate amount of NIS 17,700 plus VAT.

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

Overview

We are a clinical-stage biopharmaceutical company focused on the development of Aramchol, a first in class, novel, once-daily, oral therapy for the treatment of NASH for variable populations, as well as other liver associated disorders. We believe that our product candidate, Aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that constitutes a large unmet medical need, and for HIV-associated lipodystrophy and NAFLD.

On February 1, 2015, we began our ARREST Study, a multi-center, randomized, double-blind, placebo-controlled, dose-ranging Phase IIB clinical trial of Aramchol in 248 OD patients who have been biopsy-diagnosed as having NASH. Our ARREST Study is in accordance with the study design recommended by the MHRA and has been deemed acceptable by the BfArM and deemed satisfactory by the ANSM. The study design has been confirmed by the FDA in a written pre-IND advice as acceptable for a Phase IIB study. The BfArM and ANSM also confirmed, in minutes of each of their respective scientific advisory meetings, that if successful, this ARREST Study may serve as a basis for Phase III pivotal trial of Aramchol. The FDA and MHRA invited us to discuss the next steps in the development of Aramchol after we analyze the results of the ARREST Study. If the Phase III trials are successful, we intend to submit an NDA to the FDA and an MAA to the EMA for the approval of Aramchol for the treatment of NASH in the United States, Europe, China and Latin America. We currently expect top line data from the ARREST Study to be available during the second quarter of 2018.

The interim analysis we conducted after 120 patients in our ARREST Study completed six months of treatment was limited to analysis of safety related signals only, as conducted by the DMC. The DMC met on February 8, 2017 to review the accumulated safety data in accordance with a protocol defined safety interim review. Following review of the data, the DMC recommended the continuation of the ARREST study without changes.

We are also exploring other indications for the use of Aramchol, including patients with HIV-associated lipodystrophy and NAFLD. On December 1, 2015, we announced that the FDA had allowed our IND application to proceed for the ARRIVE Study. The ARRIVE Study is an investigator-initiated study sponsored by the University of California San Diego, where it will be conducted, and led by Professor Rohit Loomba. The Study is designed as a randomized, double-blinded, allocation-concealed, placebo-controlled, proof-of-concept Phase IIA clinical trial, and will evaluate either Aramchol at 600 mg or placebo for 16 weeks in up to 50 patients with HIV-associated lipodystrophy and NAFLD. Pre- and post-treatment MRI-measured liver fat content and total body fat via DEXA will be compared. The primary end point of successful therapy will be an improvement in hepatic steatosis as measured by MRI. Secondary endpoints will be an improvement in total body fat, metabolic profile, and liver biochemistry.

To date, we have successfully completed four clinical trials of Aramchol. The first was performed in two parts: (a) a single dose, double-blind, placebo- controlled, Phase IA study with ascending doses of Aramchol in healthy volunteers in one center in Israel, in which no serious adverse side effects were observed; and (b) a Phase IB repeated dose trial completed on healthy volunteers in one center in Israel also showed that Aramchol has no observable adverse side effects and confirmed the suitability of a once-daily dose of Aramchol. Thereafter, we commenced a multi-center, randomized, double-blind, placebo-controlled Phase IIA trial of Aramchol in 60 NAFLD and NASH patients in 12 centers in Israel. This study, which design was deemed acceptable by the FDA in 2007 at a pre-IND scientific advisory meeting, suggested that Aramchol reduced liver fat in a dose dependent manner, as evidenced by a statistically significant reduction of liver fat over a three month treatment period of once-daily 300 mg doses of Aramchol, and induces positive trends of changes in several metabolic parameters. Additionally, we performed a single-site, randomized, partially double-blind, placebo-controlled PK and food effect study conducted in three parts. The first part of the study assessed the PK, safety and tolerability of Aramchol tablets at single doses of either 200 mg or 400 mg under fasting conditions. The second part of the study evaluated the effect of a high-calorie, high-fat meal on the bioavailability of a single 600 mg dose of Aramchol and assessed the safety and tolerability. The third part of the study assessed the PK and comparative bioavailability, safety and tolerability of Aramchol tablets after repeated administrations of three different doses (200 mg, 400 mg and 600 mg) for ten consecutive days, with dosing occurring following the consumption of a light meal. No serious adverse events or deaths occurred during the study. Adverse events were equally distributed between placebo and Aramchol doses, were mild (with only one moderate adverse event) and the majority defined unrelated to Aramchol. Additionally, in 2016 we performed the Chinese PK Study involving 64 healthy, Chinese volunteers, which consisted of two parts. Part A comprised of a single escalating dose to evaluate the pharmacokinetics, safety and tolerability of Aramchol tablets at 400 mg and 600 mg. Part B was a randomised double blind study evaluating the pharmacokinetics, safety and tolerability of Aramchol tablets at 400 mg and 600 mg dosed for ten consecutive days. No safety signal was identified in this study and we deemed no changes were required in the enrollment of Chinese patients into the ARREST Study.

To date, we have not generated revenue from the sale of any product, excluding the licensing revenue we recorded in connection with the Samil Agreement, and we do not expect to generate any significant revenue other than the amortization of the upfront payments under the license agreement with Samil and of the subsequent royalties and/or milestones that may be earned in connection with the Samil Agreement or potential other license Agreements, unless and until we commercialize Aramchol, or license the product to additional third parties. As of December 31, 2016, the Company had an accumulated deficit of approximately $64.3 million

Our financing activities are described below under “Liquidity and Capital Resources.” Obtaining approval of an NDA, MMA, or other similar application is an extensive, lengthy, expensive and uncertain process, and the FDA, EMA and other regulatory agencies may delay, limit or deny approval of our product.

Financial Overview

We have funded our operations primarily through the sale of equity and debt securities in private equity offerings and debt financings in Israel to our affiliates (which has subsequently been converted in whole to common equity; no debt remains on our balance sheet), shareholders and third-party investors, and as of March 18, 2014, through the sale of our ordinary shares in our initial public offering and through our ATM Offering. At December 31, 2016, we had current assets $15.7 million, which is mainly comprised of cash and cash equivalents of $3.1 million and short-term investment securities of $12.4 million. This compares with current assets of $23.4 million at December 31, 2015, which is mainly comprised of cash and cash equivalents of $4.2 million and short-term investment securities of $18.8 million. We believe that such existing funds and the proceeds from our initial public offering will be sufficient to continue our business and operations as currently conducted through the first half of 2018. However, we will continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further develop our research and development programs.

Revenues

We have entered into the Samil Agreement for the commercialization of Aramchol in Korea. Under the terms of the Samil Agreement, we have received upfront payments of $2.1 million, and may be eligible to receive up to approximately $6.0 million in additional payments for development and regulatory milestones for Aramchol in the licensed territories.

For accounting purposes, the upfront payment has been recorded as deferred revenue. The deferred revenue is then amortized on a straight-line basis over the contractual period and milestone payments are recognized once earned. Accordingly, during the year ended December 31, 2016, we recognized revenue of $467 thousand.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent-related legal fees, costs of non-clinical studies and clinical trials and drug and laboratory supplies. We account for all research and development expenses as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our products. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the non-clinical and clinical studies that we conduct.

We expect that a substantial amount of our research and development expense in the future will be incurred in support of our current and anticipated non-clinical and clinical development projects. Due to the inherently unpredictable nature of non-clinical and clinical development studies, we are unable to estimate with any certainty the costs we will incur in the continued development of Aramchol for NASH and other indications in our pipeline for potential partnering and/or commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We currently expect to continue testing our product candidate in non-clinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for our product candidate.

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

We expect our research and development expenses to increase in the future from current levels as we continue to advance of our clinical product development and, potentially, the in-licensing of additional product candidates.

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

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational roles, including finance/accounting, legal and other operating positions in connection with our activities. Our other significant general and administrative expenses include non-cash stock-based compensation costs and facilities costs (including the rental expense for our offices in Tel Aviv, Israel), professional fees for outside accounting and legal services, travel costs, investors relations, insurance premiums and depreciation.

Financial Income, Net

Our financial income consists of interest income from marketable securities and our financial expense consists of fees associated with banking activities and losses from realization of marketable securities.

Critical Accounting Policies and Estimate

We prepare our financial statements in accordance with U.S. GAAP. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Significant estimates include, but are not limited to, those related to deferred revenue, revenue recognition, stock-based compensation and accounting for income taxes, including valuation allowances. For further significant accounting policies please see Note 2 to our audited consolidated financial statements of this annual report. We believe that our accounting policies contained therein are critical in fully understanding and evaluating our financial condition and operating results.

Jumpstart Our Business Startups Act of 2012

We are an emerging growth company within the meaning of the rules under the Securities Act and we will utilize certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. We could remain an “emerging growth company” for up to five years from the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1 billion (as such amount is indexed for inflation every five years by the SEC to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest $1.0 million) or more, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three year period.

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

Results of Operations

The table below provides our results of operations (which reflect the results of operations of the Company, post reorganization, as well as the financial data of the GHI, our predecessor, prior to the Reorganization for the year ended December 31, 2016 as compared to the years ended December 31, 2015, 2014 and 2013.

	Year Ended December 31,
	2014		2015	2016
	(thousands)
Licensing Revenue		$—	$—	$(467)
Research and development expenses		6,664	7,629	14,271
General and administrative expenses		2,478	3,246	3,078
Capital Loss		—	—	—
Operating loss		9,142	10,875	16,882
Financial (income) expenses, net		(40)	(253)	(35)
Operating loss post-finance expense & other income, net		9,102	10,622	16,847
Taxes on income		1	-	106
Net loss		$9,103	$10,622	$16,953
Comprehensive loss		$9,099	$10,832	$16,832
Loss per share	$	(*) 0.88	$0.96	$1.49

(*) Retroactively adjusted to reflect the 729:1 share split, which occurred upon the consummation of the Reorganization.

Licensing Revenue

Licensing revenue amounted to $467 thousand during the year ended December 31, 2016, compared to no revenue for the year ended December 31, 2015. The above mentioned revenue resulted from the amortization of the upfront payments under the Samil Agreement.

Research and Development Expenses

Our research and development expenses amounted to approximately $14.3 million during the year ended December 31, 2016, representing an increase of approximately $6.7 million, or approximately 88%, compared to approximately $7.6 million for the year ended December 31, 2015. The increase primarily resulted from an increase in research and development subcontractor expenses in connection with the ARREST Study of approximately $3.9 million and other studies of an aggregate of approximately $1.7 million. The increase in the research and development expenses is also as a result of an increase in employee salaries and benefits, consisting of non-cash stock-based compensation of approximately $646 thousand and salaries paid to employees in the amount of approximately $196 thousand.

Our research and development expenses amounted to approximately $7.6 million during the year ended December 31, 2015, representing an increase of approximately $965 thousand, or approximately 14%, compared to approximately $6.7 million for the year ended December 31, 2014. The increase primarily resulted from an increase in research and development subcontractor expenses in connection with the ARREST Study of approximately $2.8 million, which were partially offset by a decrease in drug development related expenses of approximately $2.0 million, as compared to such expenses for the comparable prior year.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $3.1 million for the year ended December 31, 2016, representing a decrease of approximately $168 thousand, or 5%, compared to approximately $3.2 million for the year ended December 31, 2015. The decrease primarily resulted from a decrease in investor relations and business development expenses.

Our general and administrative expenses amounted to approximately $3.2 million for the year ended December 31, 2015, representing an increase of approximately $768 thousand, or approximately 31%, compared to approximately $2.5 million for the year ended December 31, 2014. The increase primarily resulted from an increase in salaries and benefits to new employees hired since the comparable prior year period, consisting of non-cash stock-based compensation of approximately $257 thousand and salaries paid to employees in the amount of approximately $164 thousand. The increase in the general and administrative expenses is also as a result of an increase in professional services of approximately $290 thousand, which includes primary legal, accounting and investor relations and business development expenses.

Operating Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to generate substantial operating revenues, our operating loss for the year ended December 31, 2016 was approximately $16.9 million, representing an increase in our operating loss of approximately $6.0 million, or approximately 55%, compared to approximately $10.9 million for the year ended December 31, 2015.

Our operating loss for the year ended December 31, 2015 was approximately $10.9 million, representing an increase in our operating loss of approximately $1.8 million, or approximately 20%, compared to approximately $9.1 million for the year ended December 31, 2014.

Financial Income (Expense), Net

Our financial income, net, for the year ended December 31, 2016 was approximately $35 thousand, representing a decrease of approximately $218 thousand, or approximately 86%, compared to approximately $253 thousand for the year ended December 31, 2015. The decrease primarily resulted from an increase in realized losses from marketable securities.

Our financial income, net, for the year ended December 31, 2015 was approximately $253 thousand, representing an increase of approximately $213 thousand, or approximately 533%, compared to approximately $40 thousand for the comparable prior year period. The increase primarily resulted from an increase in interest income from marketable securities and short-term deposit resulting from our implementation of a cash management strategy during the year in an effort to generate revenues with excess liquidity.

Net Loss

Our net loss for the year ended December 31, 2016 was approximately $17.0 million, representing an increase of approximately $6.4 million, or approximately 60%, compared to approximately $10.6 million for the year ended December 31, 2015. The increase primarily resulted from the above mentioned increase in research and development expenses.

Our net loss for the year ended December 31, 2015 was approximately $10.6 million, representing an increase of approximately $1.5 million, or approximately 16%, compared to $9.1 million for the year ended December 31, 2014. The increase primarily resulted from the above mentioned increase in research and development expenses and general and administrative expenses.

Liquidity and Capital Resources

Overview

To date, we have funded our operations primarily through the sale of equity and debt securities in private equity offerings and debt financings in Israel to our affiliates (that has subsequently been converted in whole to common equity; no debt or debt-related securities remains on our balance sheet), shareholders and third-party investors, and as of March 18, 2014, through the sale of our ordinary shares in our initial public offering (approximately $39.9 million of net proceeds) and through our ATM Offering (approximately $4.5 million of net proceeds), and as well, through the upfront payment received from Samil (approximately $2.1 million). Furthermore, under our Sales Agreement, we may still raise up to approximately $13.5 million through the sale of additional ordinary shares in our ATM Offering.

We have incurred substantial losses since our inception. As of December 31, 2016, we had an accumulated deficit of approximately $64.3 million and working capital (current assets less current liabilities) of approximately $11.2 million. Do to our expectation that we will continue to not generate substantial revenues for the foreseeable future, we expect that losses will continue for the foreseeable future.

As of December 31, 2016, we had cash and cash equivalents of approximately $3.1 million and marketable securities of approximately $12.4 million invested in accordance with our investment policy, totaling approximately $15.5 in highly-liquid assets, as compared to approximately $4.2 million and approximately $18.8 million as of December 31, 2015, totaling approximately $23.0 million in highly-liquid assets, respectively. The decrease is primarily attributable to our net loss of approximately $17.0 million for the year ended December 31, 2016, partially offset by approximately $4.5 million, net of issuance expenses from our ATM Offering and the upfront payment of approximately $2.1 million received from Samil.

As of December 31, 2015, we had cash and cash equivalents of approximately $4.2 million and marketable securities of approximately $18.8 million, totaling approximately $23.0 million in highly-liquid assets, as compared to approximately $23.7 million and approximately $8.2 million as of December 31, 2014, respectively. The decrease is mainly attributable to our net loss of approximately $10.6 million for the year ended December 31, 2015.

Cash Flow From Operating Activities

We had negative cash flow from operating activities of approximately $12.1 million for the year ended December 31, 2016 as compared to a negative cash flow from operating activities of approximately $8.5 million for the year ended December 31, 2015. The negative cash flow from operating activities for the year ended December 31, 2016 was mainly attributable to our net loss of approximately $17.0 million, offset by a stock-based compensation expense of approximately $1.6 million and an increase of upfront payment for license fee of approximately $1.6 million.

We had negative cash flow from operating activities of approximately $8.5 million for the year ended December 31, 2015 as compared to a negative cash flow from operating activities of approximately $9.2 million for the year ended December 31, 2014. The negative cash flow from operating activities for the year ended December 31, 2015 was mainly attributable to our net loss of approximately $10.6 million, offset by a stock based compensation expense of approximately $970 thousand and an increase of trade payables of approximately $1.4 million.

Cash Flow From Investing Activities

We had positive cash flow from investing activities of approximately $6.3 million for the year ended December 31, 2016 as compared to a negative cash flow from investing activities of approximately $11.1 million for the year ended December 31, 2015. The positive cash flow from investing activities for the year ended December 31, 2016 was mainly due to proceeds from sale of marketable securities in the amount of approximately $14.0 million, offset by investment in marketable securities in the amount of approximately $7.6 million.

We had negative cash flow from investing activities of approximately $11.1 million for the year ended December 31, 2015 as compared to a negative cash flow from investing activities of $9.0 million for the year ended December 31, 2014. The negative cash flow from investing activities for the year ended December 31, 2015 was mainly due to an investment in marketable securities in the amount of approximately $26.5 million, offset by maturity of marketable securities and short term deposits in the amount of approximately $15.5 million.

Cash Flow From Financing Activities

We had positive cash flow from financing activity of approximately $4.7 million for the year ended December 31, 2016 as compared no cash flow from financing activities for the year ended December 31, 2015. The positive cash flow from financing activity for the year ended December 31, 2016 was mainly due to net proceeds from our ATM Offering in the amount of approximately $4.5 million, net of issuance expenses.

We did not generate any cash flow from financing activity for the year ended December 31, 2015 as compared to a positive cash flow from financing activities of approximately $41.9 million for the year ended December 31, 2014. The positive cash flow from financing activities for the year ended December 31, 2014 was primarily due to the issuance of our ordinary shares in our initial public offering for net proceeds of approximately $39.9 million and the issuance of our ordinary shares in the amount of $2.0 million in a private placement financing completed in February 2014, prior to the consummation of our initial public offering.

We believe that our existing cash resources will be sufficient to fund our projected cash requirements approximately through the first half of 2018. Nevertheless, we will require significant additional financing in the future to fund our operations if and when we progress into Phase III trials of Aramchol and clinical trials for other indications and other research and development related activities.

Current Outlook

According to our current financial forecast, if we are not successful in obtaining additional capital resources, there is substantial doubt that we will be able to continue our activities beyond the first half of 2018. Even with the funds raised in our initial public offering and ATM Offering, we believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all.

Developing drugs, conducting clinical and non-clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing cash resources and the net proceeds from our initial public offering and ATM Offering will be sufficient to fund our projected cash requirements approximately through the first half of 2018. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into Phase III trials of Aramchol for the treatment of NASH in OD patients and clinical trials for other indications, obtain regulatory approval for Aramchol and commercialize the drug. We currently anticipate that we will utilize approximately $12 million to support our research and development activity and the related general and administrative expenses over the course of the next 12 months. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our non-clinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to our product candidate;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval for our product candidate;

•	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of contracting with third parties to provide sales and marketing capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

•	the magnitude of our general and administrative expenses; and

•	any cost that we may incur under future in- and out-licensing arrangements relating to our product candidate.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through the net proceeds from our initial public offering, debt or equity financings (such as the ATM Offering) or by out-licensing applications of our product candidate. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidate. This may raise substantial doubts about the Company’s ability to continue as a going concern.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2016.

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Facility leases (1)	$115	$52	$63	$-	$-
Purchase Obligations	3,330	1,996	1,334	-
Termination payment (2)	270	-	-	-	270
Total	$3,715	$2,048	$1,397	$-	$270

(1)	For a more detailed description of the facility leases, see “Description of Property and Facilities” above.

(2)	Consists of remuneration for our Chief Executive Officer’s non-competition undertakings, in the event of termination of his employment, other than for cause.

The above mentioned obligations relates to agreements with medical facilities in connection with ongoing clinical trials. We have included as purchase obligations our commitments under agreements to the extent they are quantifiable and are not cancelable. We enter into contracts in the ordinary course of business with CROs for clinical trials and clinical supply manufacturing and with vendors for non-clinical research studies and other services and products for operating purposes, which generally provide for termination within 30 days of notice, and therefore are cancelable contracts and not included in the Contractual Obligations table above.

Other than as described above, we did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2016.

Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Operating and Financial Review and Prospects.”

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

ITEM 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

Set forth below is information concerning the directors, senior management and executive officers of the Company as of March 16, 2017, the latest practicable date for inclusion in this annual report. The business address for each of our directors, senior management and corporate officers is c/o Galmed Pharmaceuticals Ltd., 16 Tiomkin St., Tel Aviv 6578317, Israel.

Name	Age	Position

Chaim Hurvitz(1)(2)(6)	56	Chairman of the Board, Class III Director; Chairman of the R&D Committee

Allen Baharaff	52	President and Chief Executive Officer, Class II Director

Dr. Tali Gorfine(9)	47	Chief Medical Officer

Dr. Liat Hayardeny	50	Chief Scientist Officer

Yohai Stenzler(7)	34	Chief Financial Officer

George Tonelli(8)	57	Vice President, Clinical Operations

Guy Nehemya	32	Vice President, Operations

Yael Hollander	34	Vice President, Legal Affairs and Strategy

William Marth(1)(2)(6)	62	Class III Director, Chairman of our Nomination Committee

Shmuel Nir(2)(3)(4)	54	Class I Director

Tali Yaron-Eldar(2)(3)(4)(5)(6)	52	External Director; Chairman of our Audit Committee, Chairman of our Remuneration Committee

David Sidransky, M.D. (1)(2)(3)(4)(5)(6)	55	External Director

Prof. Ran Oren, M.D.(9)	65	Director, Class II director nominee

(1)	A member of our research & development committee, or our R&D Committee.

(2)	Independent director under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board.

(3)	A member of our audit committee, or our Audit Committee.

(4)	A member of our remuneration committee, or our Remuneration Committee.

(5)	An external director under the Companies Law, approved by our shareholders.

(6)	A member of our Nomination Committee.

(7)	On November 7, 2016, we announced that Mr. Josh Blacher, the Company's then-Chief Financial Officer, had notified the Company of his desire to leave the Company to pursue other opportunities effective as of January 31, 2017. The Company accepted Mr. Blacher's decision and intends to appoint a new Chief Financial Officer in due course. In the meantime, the Company approved the appointment of CPA Yohai Stenzler, to serve as the Company's interim Chief Financial Officer. Mr. Stenzler's employment with the Company commenced on June 1, 2014, where he previously served as a Controller and subsequently served as the Company's Director of Finance. On March 15, 2017, our Board approved the appointment of Mr. Stenzler as the Company's permanent Chief Financial Officer.

(8)	The Company engages George Tonelli, our VP Clinical Operations, through a services agreement. The services agreement expires on April 30, 2017 and the parties to the agreement have agreed not to extend it for an additional period. Therefore, Mr. Tonelli will stop providing services to the Company and to act as its VP Clinical Operations, effective as of April 30, 2017. On February 7, 2017, in exchange for the extension of the services agreement through April 30, 2017, Mr. Tonelli agreed to waive and/or release any demands and/or claims against the Company.

(9)	On March 15, 2017, the Board appointed Prof. Ran Oren, M.D., the Company's then Chief Medical Officer, to serve as a member of the Board until the close of the annual general meeting of shareholders of the Company to be held in 2017 (the "2017 AGM"). In addition, the Board has recommended that the shareholders elect, at the 2017 AGM, Prof. Oren as a class II director until the close of the annual general meeting to be held in 2019. In connection with the appointment of Prof. Oren as a member of the Board, on March 15, 2017 the Board also approved the appointment of Dr. Tali Gorfine, the Company's Senior Medical Director, as the Company’s Chief Medical Officer, to succeed Prof. Ran Oren.

Chaim Hurvitz, our chairman of the Board and the Chairman of our R&D Committee joined our Board in 2011. Mr. Hurvitz currently serves as the Chief Executive Officer of CH Health, a private venture capital firm, a position he has held since May 2011. Mr. Hurvitz served as a member of the board of directors of Teva Pharmaceuticals Industries Ltd. from 2010 to 2014. Previously, he was a member of the senior management of Teva Pharmaceuticals Industries Ltd., serving as the President of Teva International Group from 2002 until 2010, as President and Chief Executive Officer of Teva Pharmaceuticals Europe from 1992 to 1999 and as Vice President - Israeli Pharmaceutical Sales from 1999 until 2002. Mr. Hurvitz presently serves as a member of the management of the Manufacturers Association of Israel and head of its pharmaceutical branch. Mr. Hurvitz holds a Bachelor of Arts degree in political science and economics from Tel Aviv University, which was awarded in 1985.

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

Dr. Tali Gorfine, our Chief Medical Officer since March 15, 2017, joined the Company in May 2016 as the Company's Senior Medical Director. In her role as Senior Medical Director, Dr. Gorfine provided the Company with expertise regarding the Company's clinical development plan and was the point of contact for all medical related issues. Prior to joining the Company, Dr. Gorfine served as “Senior Clinical Program Leader” at Teva Pharmaceuticals Ltd., where she led the product strategy and clinical development of Phase II and III assets. Dr. Gorfine holds a MD, PhD from Tel-Aviv University with a specialization in functional magnetic resonance imaging (fMRI). Dr. Gorfine succeeded Prof. Ran Oren, in connection with Prof. Oren's appointment to the Board on March 15, 2017.

Dr. Liat Hayardeny, our Chief Scientific Officer (“CSO”), joined the Company in September 2016 bringing more than 16 years of experience in drug development at all stages as part of Teva Pharmaceuticals’ global Resarch and Development Division. Prior to joining Galmed, Dr. Hayardeny served as Teva’s Senior Director and Head of Research Scientific Affairs. In that capacity, Dr. Hayardeny established the scientific positioning of Teva’s innovative compounds. Additionally, Dr. Hayardeny was responsible for Teva’s relationship with institutions of higher education; managing Teva’s global research collaborations and publications. Dr. Hayardeny holds a Ph.D. from Sackler School of Medicine and an MBA from Recanati Business School at Tel Aviv University.

Yohai Stenzler, our Chief Financial Officer, has served in such capacity since February 1, 2017. Mr. Stenzler joined the Company in June 2016 as the company's corporate controller, and later on served as the Company's Director of Finance. Mr. Stenzler has six years of financial management experience as an accountant at the real estate department at Ernst & Young LLP, where he was involved in financing, taxes, auditing, advising and accounting of public and private companies, both domestic and international. Mr. Stenzler is a certified CPA and holds a MBA in Finance from Recanati Business School at Tel Aviv University, and a BA in Economics and Accounting from Ben-Gurion University of the Negev.

George Tonelli, our Vice President, Clinical Operations, has served in such capacity since March 2015. Mr. Tonelli has 25 years of progressive experience in clinical development operations and regulatory affairs. Prior to joining the Company, Mr. Tonelli planned and managed diabetes trials at MannKind Corporation from 2005 to 2014, culminating in FDA approval of Afrezza® Inhalable Insulin. Prior to joining Mankind Corporation, Mr. Tonelli held leadership positions in clinical development and project management at Innapharma. He began his career in regulatory affairs in the Medical Research Division of American Cyanamid (Lederle Labs). He holds a Bachelor of Science degree from Rutgers University. The Company engages Mr. Tonelli through a services agreement. The services agreement expires on April 30, 2017 and the parties to the agreement have agreed not to extend it for an additional period. Therefore, Mr. Tonelli will stop providing services to the Company and to act as its VP Clinical Operations, effective as of April 30, 2017. On February 7, 2017, in exchange for the extension of the services agreement through April 30, 2017, Mr. Tonelli agreed to waive and/or release any demands and/or claims against the Company.

Guy Nehemya, our Vice President, Operations, has served in such capacity since March 2017. Mr. Nehemya joined the Company in October 2013 as the Company's Director of Operations, after completing his internship at Agmon, Rosenberg, HaCohen & Co. Law Offices. Mr. Nehemya was a key member of management during the Company’s initial public offering and execution thereof. Mr. Nehemya, holds a LL.B. from the College of Management and is currently completing his MBA degree at the IDC Herzliya. Mr. Nehemya has been a member of the Israeli Bar Association since 2012.

Yael Hollander, our Vice President, Legal Affairs and Strategy, has served in such capacity since March 2017. Ms. Hollander, joined the Company in July 2014 as the Company's General Counsel and Corporate Secretary. Ms. Hollander has five years of experience as a commercial lawyer at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. law offices, where she was involved in the representation of both publicly-traded and private companies in connection with corporate finance, public offerings, mergers and acquisitions, commercial transactions, corporate governance, and other securities related, legal and business issues. Ms. Hollander holds a MBA in Finance from Recanati Business School at Tel Aviv University, and a LL.B. and BA in Economics from the Hebrew University of Jerusalem. Ms. Hollander has been a member of the Israeli Bar Association since 2010.

William Marth, a director of the Company since May 2012, serves as president and chief executive officer of Albany Molecular Research Inc. since January 2014. Previously, Mr. Marth served as a Director of Albany Molecular Research Inc. He also served as Chairman of the Board from June to December 2013. Prior to this, he served as President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. in the Americas from June 2010 to November 2012 and Chief Executive Officer of Teva North America from January 2008 to June 2010  and CEO  of Teva USA from January 2005 to January 2008. In addition, Mr. Marth worked with several large equity firms providing guidance on their healthcare investments. He was a member of Teva’s global executive management team from 2007 to 2012. From July 1999 to January 2002, he was the Executive Vice President and Vice President of Sales and Marketing for Teva USA. Prior to joining Teva USA, he held various positions with the Apothecon division of Bristol-Myers Squibb. Mr. Marth earned his B.Sc. in Pharmacy from the University of Illinois in 1977 and his M.B.A. in 1989 from the Keller Graduate School of Management, DeVry University. He is a pharmacist and is currently the Chairman of the Board of Directors of Sorrento Therapeutics, and a director at the University of Illinois at Chicago College of Pharmacy (UIC). Previously, Mr. Marth served as the Chairman of the Board of the Generic Pharmaceutical Association (GPhA) in 2008 and 2009 and the American Society for Health-System Pharmacists (ASHP) in 2010, and various boards and committees, including the University of the Sciences in Philadelphia and the Board of Ambassadors for John Hopkins’ Project RESTORE.

Shmuel Nir, a director of the Company since 2007, serves as President and Chief Executive Officer of Tushia Consulting Engineers Ltd., an investment and management services company. From January 2001 to January 2016, Mr. Nir served as Chairman of the board of directors of Matan Digital Printers Ltd. From March 1998 to January 2008, he served as President and Chief Executive Officer of Macpell Industries Ltd., a leading industrial group. Between January 1991 and March 1998, Mr. Nir was an Executive Vice President of Operations at Macpell Industries Ltd. and President and Chief Executive Officer of two of its subsidiaries, New Net Industries Ltd. and New Net Assets Ltd. Prior to January 1991, Mr. Nir had held various positions with Intel Corporation in Jerusalem, Israel and Tefen Management Consulting. Between 1999 and 2006, Mr. Nir served as managing partner at Spring Venture Capital Fund. Mr. Nir holds a B.Sc. in Industrial Engineering and Management from the Technion - Israel Institute of Technology in Haifa, which was awarded in 1989.

Tali Yaron-Eldar, an external director and the chairman of our Audit Committee and Remuneration Committee, joined our Board in March 2014. Ms. Yaron-Eldar is an Israeli attorney specializing in taxation and co-founded Yaron-Eldar, Paller, Schwartz & Co., Law Offices, in January 2013. Prior to January 2013, she was a partner at the law firm of Tadmor & Co. from March 2007 until December 2012 and a partner at the law firm of Cohen, Yaron-Eldar & Co. from 2004 until March 2007. From January 2004 until January 2008, Ms. Yaron-Eldar served as the Chief Executive Officer of Arazim Investment Company and she has also served in a variety of public positions, including as the Chief Legal Advisor of the Customs and V.A.T department of the Finance Ministry of the State of Israel from 1998 to 2001 and as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel from 2002 to 2004. Ms. Yaron-Eldar also serves as a director of a number of public companies, including Rossetta Genomics Ltd., Medtechnica Ltd., Magicjack Vocaltec Ltd., Lodgia Rotex Investments Ltd., Tadea Technological Development and Automation Ltd among others. Ms. Yaron-Eldar holds an M.B.A. specializing in finance from Tel Aviv University which was awarded in 1995 and an LL.B. from Tel Aviv University which was awarded in 1987. Ms. Yaron-Eldar is also a member of the Israeli Bar Association.

David Sidransky, M.D., an external director and the chairman of our Nomination Committee, joined our Board in June 2014. Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He serves as the Director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins University. He is a Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at John Hopkins University and Hospital. Dr. Sidransky has written over 500 peer-reviewed publications, and has contributed to more than 60 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award presented by the American Association of Cancer Research. Dr. Sidransky has served as Vice Chairman of the Board of Directors of ImClone. He is Chairman of the Board of Champions Oncology, Advaxis, and Tamir Biotechnology and is on the board of directors of Rosetta Genomics Ltd. and Orgenesis Inc. He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In addition, Dr. Sidransky served as Director of American Association for Cancer Research from 2005 to 2008. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.

Prof. Ran Oren, M.D. joined our Board on March 15, 2017 and has served as a member of our scientific advisory board since 2014, and as the Company's Chief Medical Officer from August 1, 2016 to March 14, 2017. Prof. Oren is a Professor of Gastroenterology & Hepatology at the Faculty of Medicine, Hebrew University of Jerusalem, Israel, and is the Head of the Institute of Gastroenterology and Liver Disease at Hadassah Medical Center, Jerusalem, Israel. Prof. Oren has received numerous academic and professional awards in his field and holds several patents related to the prevention and arresting of human liver disease. In 2000, Prof. Oren established the Liver Unit at the Tel Aviv Sourasky Medical Center, where he served as Chief of Medicine from 2008 to 2010. Prof. Oren concurrently served as the President of the Israeli Association for the Study of the Liver between 2007 and 2010. Prof. Oren, in his role as the Company's CMO, succeeded Dr. Maya Halpern, who retired from the Company in April 2016.

There are no family relationships between any director or executive officer. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or executive officer was selected as a director or member of senior management, as the case may be.

Scientific Advisory Board

We seek advice from our Scientific Advisory Board generally on scientific and medical matters. Our Scientific Advisory Board includes: Professor Vlad Ratziu, from the University Pierre et Marie Curie in Paris, France and coordinator of the EU FP7 FLIP consortium; Professor Scott Friedman from the Icahn School of Medicine at Mount Sinai in New York, United States; Professor Arun Sanyal, from the Virginia Commonwealth University in Richmond, Virginia; Professor Rohit Loomba, from the University of California San Diego School of Medicine in San Diego, California; Professor Jose Mato, from CIC bioGUNE and CIC biomaGUNE, Spain; Professor Eric Gershwin, Chief, Division of Rheumatology Allergy and Clinical Immunology of University of California at Davis, in Davis, California; and Professor Ran Oren from Hadassah University Hospital in Ein Kerem, Jerusalem, Israel.

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

The term ‘Office Holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of March 16, 2017, the latest practicable date for inclusion in this annual report, in addition to the seven members of the Board (including the Company's President and Chief Executive Officer), the Company considers six other individuals, including its Chief Medical Officer, its Chief Scientist Officer, its Chief Financial Officer, its Vice President, Clinical Operations, its Vice President, Operations and its Vice President, Legal Affairs and Strategy, to be Office Holders.

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

Aggregate Executive Compensation

The aggregate compensation, including share-based compensation, paid by us to all of our Office Holders as a group, with respect to the year ended December 31, 2016, was approximately $2.5 million. This amount includes approximately $133 thousand set aside or accrued to provide pension, severance, retirement, vacation or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to Office Holders, and other benefits commonly reimbursed or paid by companies in our industry. In addition to the six members of the Board (including the Company's President and Chief Executive Officer), the Company considers six other individuals, namely its Chief Medical Officer, its former Chief Medical Officer, its Chief Scientist Officer, its former Chief Financial Officer, its VP, Clinical Operations, and its former VP Drug Development, to have been Office Holders in 2016.

As of December 31, 2016, options to purchase 2,054,451 of our ordinary shares granted to our Office Holders as a group were outstanding, of which options to purchase 902,014 of our ordinary shares were vested, with a weighted average exercise price of $1.84 per ordinary share of which 356,912 options were exercised to 293,102 ordinary shares.

As of December 31, 2016, 58,750 restricted stock units (RSUs) granted to our Office Holders as a group were outstanding, of which none were vested. For outstanding equity-based awards granted to our Office Holders, see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

Individual Compensation of Covered Executives

The following table sets forth the compensation granted to the five most highly compensated Office Holders during or with respect to the year ended December 31, 2016. All amounts reported in the table reflect the cost to the Company, as recognized in its financial statements for the year ended December 31, 2016. The five individuals for whom disclosure is provided are referred to herein as “Covered Executives.”

Information Regarding the Covered Executives	Compensation for Services(1)
Name and Principal Position(1)	Base Salary/consulting fee($)	Benefits and Perquisites ($)(2)	Cash Bonus ($)(3)	Equity- Based Compensation ($)(4)	Other ($)(5)	Total ($)
Allen Baharaff	300,000	72,621	75,000	179,445	30,000	657,066
(President and Chief Executive Officer and Director)
Maya Halpern	25,974	7,705	-	375,569		409,248
(former Chief Medical Officer and Director)
Josh Blacher	161,688	44,436	28,571	168,407		403,102
(former Chief Financial Officer)
George Tonelli	174,000	-	-	141,729	-	315,729
(Vice President, Clinical Operations)
William Marth	-	-	-	121,709	30,000	151,709
(Director)

(1)	Mr. Baharaff is a full-time employee of the Company; Dr. Halpern was a part-time employee of the Company. Mr. The Company engages Mr. Tonelli's services through a consulting agreement. Mr. Baharaff and Mr. Marth are and Dr. Halpern was also serving as members of our Board. Cash compensation amounts denominated in currencies other than the Dollar were converted into Dollars at an exchange rate of NIS 3.85 = $1.00, which reflects the average conversion rate for fiscal year ended December 31, 2016.

(2)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, relocation, payments for social security and other benefits and perquisites consistent with the Company’s policies.

(3)	Amounts reported in this column refer to the cash bonuses provided by the Company with respect to 2016, which have been provided for in the Company’s financial statements for the year ended December 31, 2016 (including if such bonuses were paid in 2017). They exclude bonuses paid in 2016 which were provided for in the Company’s financial statements for previous years. Cash bonuses are paid in accordance with the Company’s 2016 Annual Cash Bonus Plan and are intended to promote the Company’s work plan and business strategy by rewarding officers for achievement of the Company’s business and financial goals through team work and collaboration. Key performance indicators which are factored into cash bonus determinations are individual specific and may include: (i) major progress in research and development stages, (ii) the execution of in/out-license transactions, (iii) the execution of strategic collaboration agreements, (iv) obtaining marketing approval of a new product, and (v) raising funds throughout public offering or a private placement.

(4)	Amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2016 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 to the Financial Statements. For outstanding equity-based awards granted to Covered Executives see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

(5)	Amounts reported in this column include payments made with respect to the year 2016 and recorded in the financial statements for the year ended December 31, 2016 relating to directors’ fees.

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

Employment Agreement with Our President and Chief Executive Officer

We entered into an employment agreement, dated December 23, 2013, with our President and Chief Executive Officer, Mr. Allen Baharaff, who is also a controlling shareholder, which was approved and ratified by our shareholders on December 30, 2013. Under the terms of his employment agreement, Mr. Baharaff is entitled to a gross monthly salary of $20,000. In addition, Mr. Baharaff will be eligible to receive (i) an annual bonus in an amount of two to six times his monthly base salary, to be determined based on the achievement of certain milestones set by our Board; provided, however, that, at our shareholders meeting held on May 25, 2016, our shareholders approved Mr. Baharaff’s eligibility to receive an annual bonus in an amount of up to 9 times his base salary based on the achievement of certain milestones set by the Board; and (ii) upon the termination of his employment, special remuneration of nine times his gross monthly salary as consideration for certain noncompetition provisions contained in his employment agreement. Mr. Baharaff will also receive other benefits required under Israeli law or that are customary for senior executives in Israel such as reimbursement for cellular telephone expenses, automobile maintenance expenses, and Company contributions equivalent to 6.5%, 5%, 8.33%, up to 2.5% and 7.5% of his gross monthly base salary towards certain pension, or a manager’s insurance policy, severance, disability (in case of a manager's insurance plan) and tax-advantaged savings funds, or a study fund, respectively. Mr. Baharaff will also contribute 6% and 2.5% of his gross monthly salary towards pension or the manager’s insurance policy and study fund, respectively. Mr. Baharaff’s employment agreement is terminable by either party upon 90 days’ prior written notice, and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. On May 25, 2016, our shareholders approved, following the approval of our Board and Remuneration Committee, the following amendments to the employment terms of Mr. Baharaff: (i) increase of $10,000 in Mr. Baharaff’s gross monthly salary (from $20,000 to $30,000), which would be made in two steps as follows: first increase in the amount of $5,000 would be effective retroactively from January 1, 2016 and the second increase of $5,000 would be effective as of January 1, 2017; (ii) an increase of NIS 1,500 in Mr. Baharaff’s car expenses reimbursement (from NIS 2,500 to NIS 4,000), which would be effective retroactively from January 1, 2016.

For cash bonuses granted to Mr. Baharaff see “Item 6. Directors, Senior Management and Employees— B. Compensation—Individual Compensation of Covered Executives.” For outstanding equity-based awards granted to Mr. Baharaff see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

2013 Incentive Share Option Plan

We maintain one equity-based incentive plan, our 2013 Incentive Share Option Plan, or our 2013 Plan. As of March 16, 2017, the latest practicable date for inclusion in this annual report, a total of 3,090,492 shares were reserved for issuance under our 2013 Plan, of which (1) options to purchase 2,540,890 ordinary shares and 67,656 restricted stock units, or RSUs, were issued and outstanding thereunder (i.e., were granted but not canceled, expired or exercised); (2) options to purchase 356,912 ordinary shares and 781 restricted stock units, or RSUs were exercised and (3) 124,253 shares remain unallocated for future equity awards pursuant to our 2013 Plan. Our 2013 Plan, which was adopted by our Board on September 2, 2013, and approved by our shareholders in December 30, 2013 (as was amended by the Board and our shareholders on March 30, 2015 and May 11, 2015, respectively), provides for the grant of options to purchase our ordinary shares and the issuance of RSUs to our and our affiliates’ respective directors, employees, Office Holders, service providers and consultants. Our 2013 Plan provides for such equity-based compensation under various and different tax regimes, including those detailed below.

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

C. Board Practices.

We are incorporated in Israel, and, therefore, we are subject to various corporate governance practices under Israeli law relating to such matters as external directors, independent directors, audit committees, remuneration committees and internal auditors. These Israeli law requirements are in addition to the requirements of the Nasdaq Listing Rules and other relevant provisions of U.S. securities laws. Under such Nasdaq Listing Rules, a foreign private issuer may generally follow its home country practices for corporate governance in lieu of such comparable listing rules’ requirements, except for certain matters such as composition and responsibilities of the audit committee and the SEC-mandated standards for the independence of its members. See below under “Item 16G. Corporate Governance” for further information.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. The term of the initial Class I Directors expired at the annual general meeting of shareholders held in May 2015; the term of the initial Class II Directors expired at the annual general meeting of shareholders held in May 2016; and the term of the initial Class III Directors will expire at the annual general meeting of shareholders to be held in 2017. Mr. Shmuel Nir serves as our Class I Director; Mr. Allen Baharaff serve as our Class II Director; and Mr. William Marth and Mr. Chaim Hurvitz serve as our Class III Directors. In accordance with the Articles, any vacancies on the Board of, including unfilled positions, may be filled by a vote of a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles). In our shareholders meeting held on May 25, 2016, it was resolved to re-elect Mr. Shmuel Nir as a Class I director to serve as a member of the Board until the close of the annual general meeting to be held in 2018 and when his successor has been duly elected and to re-elect Mr. Allen Baharaff as a Class II director to serve as a member of the Board until the close of the annual general meeting to be held in 2019 and when his successor has been duly elected. On March 15, 2017, the Board appointed Prof. Ran Oren, M.D. to serve as a member of the Board until the close of the 2017 AGM. In addition, the Board has recommended that the shareholders elect, at the 2017 AGM, Prof. Oren as a class II director until the close of the annual general meeting to be held in 2019.

The Articles provide that the minimum number of members of the Board is three and the maximum number is eleven. The Board is presently comprised of seven members, two of whom are external directors. The minimum and maximum number of directors may be changed, at any time and from time to time, by a majority vote of our directors then in office, provided that no decrease in the number of directors shall shorten the term of any incumbent director.

Any amendment of our Articles regarding the election of directors, as described above, require the affirmative vote of at least 75% of the voting rights in the Company. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors” for a description of the procedure for the election of external directors.

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

The board of directors must make the determination as to the financial and accounting expertise, and as to the professional qualifications, of a director taking into consideration those criteria and matters set forth in the regulations. A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand our financial statements and initiate debate regarding the manner in which the financial information is presented. In addition, the boards of directors of public companies are required to make a determination as to the minimum number of directors who must have such financial and accounting expertise based on, among other things, the type of company, its size, the volume and complexity of the company’s activities and the number of directors. Our Board has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Marth qualifies as such. The external director who qualifies to have such expertise is Ms. Yaron-Eldar. In addition, our Board has determined that each of Ms. Yaron-Eldar and Mr. Marth qualifies as an audit committee financial expert pursuant to the applicable SEC rules, and accordingly as having the necessary financial sophistication as required by the Nasdaq Capital Market rules.

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

In addition, under regulations promulgated pursuant to the Companies Law, companies with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law so long as the company satisfies the applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees. We may use these exemptions in the future if we do not have a controlling shareholder.

Ms. Yaron-Eldar and Dr. Sidransky are the current external directors, appointed by our Board and approved by our shareholders to serve as such. Their initial term of office of three years expires in June 2017.

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

Our Board has adopted an audit committee charter setting forth the responsibilities of the Audit Committee consistent with the rules of the SEC and the Nasdaq Listing Rules, as well as the requirements for such committee under the Companies Law, as described below.

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

On March 15, 2016, our Board approved the adoption of a preapproval policy, such that the Chairman of the Audit Committee is authorized to pre-approve any engagement of our external auditors during a period of twelve months from the date of such approval, for the provision of non-auditing services, for fees not to exceed $20,000, and any such engagement which exceeds $20,000 shall require a pre-approval by the entire Audit Committee. Once services have been pre-approved, our management must then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the pre-approval policy, and regarding the fees for the services performed. Such fees for 2016 were pre-approved by the Audit Committee in accordance with the pre-approval policy.

The Company’s external and internal auditors also report regularly to our Audit Committee, and our Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so.

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

Nominating Committee

The Nasdaq Capital Market corporate governance requires each company adopting a nominating committee to certify that it has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under U.S. federal securities laws. Although not required as a foreign private issuer to adopt a nominating committee, we have decided to follow such requirement.

Our Board has adopted a nominating committee charter setting forth the responsibilities of the Nominating Committee consistent with the Nasdaq Listing Rules.

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

On January 31, 2017, our Board reappointed Mr. Alon Amit, CPA, from Raveh Ravid & Co. CPA, Tel Aviv, Israel, as the Company’s internal auditor, effective as of January 1, 2017, for a period of two years.

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

Under the Companies Law, a company may insure an Office Holder against the following liabilities incurred for acts performed by him or her as an Office Holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the Office Holder acted in good faith and had a reasonable basis to believe that such act would not prejudice the company;

•	a breach of the duty of care to the company or to a third-party;

•	a monetary liability imposed on the Office Holder in favor of a third-party;

•	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

•	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Nevertheless, under the Companies Law, a company may not indemnify, exculpate or insure an Office Holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company in the event Office Holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the Office Holder;

•	an act or omission committed with intent to derive unlawful personal benefit; or

•	a fine, monetary sanction, penalty or forfeit levied against the Office Holder.

Under the Companies Law, exculpation, indemnification and insurance of Office Holders require the approval of the remuneration committee, board of directors and, in certain circumstances, the shareholders, as described above under “Item 6—Directors, Senior Management and Employees—B. Compensation.”

Our Articles permit us to exculpate, indemnify and insure our Office Holders to the fullest extent permitted by the Companies Law. Each of our Office Holders have entered into an indemnification agreement with us, exculpating them, to the fullest extent permitted by Israeli law, from liability to us for damages caused to us as a result of a breach of the duty of care and undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from certain acts performed by such Office Holders in their capacity as an Office Holder of the Company, our subsidiaries or our affiliates.

In the opinion of the SEC, indemnification of directors and Office Holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Agreements with Directors

Other than a written agreement with our President and Chief Executive Officer, as detailed in “Item 7. Major Shareholder and Related Party Transactions—Related Party Transactions—Employment Agreements and Arrangements with Directors and Related Parties—Employment Agreement with Our President and Chief Executive Officer,” we do not have written agreements with any director providing for benefits upon the termination of his or her services with our Company.

D. Employees.

As of December 31, 2016, we had 16 employees, of which 14 were full-time employees and two were part-time employees. Nine of the Company’s employees were involved in our clinical and product development operations and seven served in general and administrative capacities. 15 of our employees are located in Israel and one employee is located in the United Kingdom.

While none of our employees are party to any collective bargaining agreements or represented by any labor unions, certain provisions of the Israeli labor laws and certain collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees by order of the Israel Ministry of Economics. These provisions primarily concern the length of the workday, minimum daily wages for professional workers, pension fund benefits for all employees, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums. We have never experienced any employment-related work stoppages and believe our relationship with our employees is favorable.

E. Share Ownership.

As of March 16, 2017, the latest practicable date for inclusion in this annual report, there were 20 record holders of our ordinary shares holding an aggregate of 33.8% of our ordinary shares on a fully diluted basis.

Certain Information Concerning Ordinary Shares Owned by Office Holders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 16, 2017, the latest practicable date for inclusion in this annual report, held by our directors and executive officers, individually and as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days after March 16, 2017 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or other conversion rights, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 12,149,226 ordinary shares outstanding on March 16, 2017, which does not include an aggregate of 3,090,492 ordinary shares that were either subject to outstanding equity awards granted or available for grant, of which: (i) 2,608,546 were subject to outstanding options and RSUs of which: 1,655,784 were vested or will be vested within 60 days as of the date hereof; (ii) 357,693 were exercised into 293,102 ordinary shares and (iii) 124,253 remained available for future equity awards pursuant to our 2013 Plan.

	As of March 16, 2017
	Number of ordinary shares beneficially owned(1)	Percentage of ordinary shares beneficially owned

Chaim Hurvitz(2)	1,018,718	8.4%

Allen Baharaff(3)	4,208,358	32.5%

Shmuel Nir(4)	64,240	*

William Marth	31,385	*

Tali Yaron-Eldar	14,219	*

Dr. David Sidransky	14,219	*

Prof. Ran Oren	64,152	*

Dr. Tali Gorfine	-	*

Dr. Liat Hayardeny	-	*

Yohai Stenzler	20,039	*

Yael Hollander	31,289	*

Guy Nehemya	31,289	*

George Tonelli	37,031	*

All directors and executive officers as a group (10 persons)	5,552,384	43.6%

*	Less than 1%.

(1)	All options included are either currently exercisable or will be exercisable within 60 days of March 16, 2017.

(2)	Ordinary shares beneficially owned consist of (i) 1,018,718 ordinary shares, of which 776,385 ordinary shares are held through Shirat HaChaim Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Hurvitz is the controlling shareholder, president, chief executive officer and the chairman of its board of directors; (ii) 227,489 ordinary shares held by Mr. Chaim Hurwitz; (iii) 12,500 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days off March 16,2017; and (iv) and 2,343 ordinary shares issuable upon the vesting of restricted stock units that are currently vested or will vest within 60 off March 16, 2017.

(3)	Ordinary shares beneficially owned consist of (i) 3,420,822 ordinary shares, of which 3,416,822 are held through G. Yarom Medical Research Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Baharaff is the controlling shareholder and the chairman of its board of directors and 4,000 ordinary shares held by Mr. Baharaff, which were purchased in the open market; and (ii) options to purchase 787,536 ordinary shares that are currently exercisable within 60 days off March 16, 2017. In September 2016, Mr. Baharaff sold an aggregate of 51,461 ordinary shares of the Issuer underlying exercised stock options pursuant to a Rule 10b5-1 trading plan. Of the 4,188,984 ordinary shares, Mr. Baharaff exercises sole voting and dispositive power over 772,161 shares beneficially owned and shared voting and dispositive power with G. Yaron Medical Research Ltd. over 3,416,822 shares.

(4)	Ordinary shares beneficially owned consist of (i) options to purchase 22,802 shares that are currently exercisable or will be exercisable within 60 days from March 16, 2017, and (ii) 41,438 ordinary shares held through Tushia Consulting Engineers Ltd., of which Shmuel Nir is its controlling shareholder. This table is based upon information supplied by officers and directors and is believed to be accurate. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each shareholder’s address is: c/o Galmed Pharmaceuticals Ltd., 16 Tiomkin St., Tel Aviv, Israel 6578317.

Certain Information Concerning Equity Awards to Office Holders

The following tables set forth information, as of March 16, 2017, the latest practicable date for inclusion in this annual report, concerning all outstanding equity awards to Office Holders.

Options

Name of Office Holder	Date of grant	Exercise price per share ($)	Shares subject to the option		Shares vested and unexercised	Shares unvested	Schedule date of expiration
Chaim Hurvitz	February 4, 2016	$5.49	10,000	(1)	2,500	7,500	Feb-04-2026
	February 4, 2016	$5.94	30,000		7,500	22,500	Feb-04-2026

Allen Baharaff	December 30, 2013	NIS0.01	266,085		266,085	0	Sep-2-2023
	December 30, 2013	$0.53	123,499		123,499	0	Sep-2-2023
	December 30, 2013	NIS0.01	150,903		150,903	0	Sep-2-2023
	December 30, 2013	NIS0.01	150,174		150,174	0	Sep-2-2023
	February 4, 2016	$5.49	140,000	(1)	35,000	105,000	Feb-04-2026
	February 4, 2016	$5.94	170,000		42,500	127,500	Feb-04-2026

William Marth	March 18, 2014	$3.57	17,166		15,736	1,430	Sep-02-2023
	May 11, 2015	$5.49	10,000		4,375	5,625	May-11-2025
	February 4, 2016	$5.94	30,000		7,500	22,500	Feb-04-2026

Shmuel Nir	February 21, 2014	$3.57	8,583		8,583	0	Sep-02-2023
	May 11, 2015	$5.49	10,000		4,375	5,625	May-11-2025
	February 4, 2016	$5.94	30,000		7,500	22,500	Feb-04-2026

Tali Yaron-Eldar	May 11, 2015	$5.49	10,000	4,375	5,625	May-11-2025
	February 4, 2016	$5.94	30,000	7,500	22,500	Feb-04-2026

David Sidransky	May 11, 2015	$5.49	10,000	4,375	5,625	May-11-2025
	February 4, 2016	$5.94	30,000	7,500	22,500	Feb-04-2026

Prof. Ran Oren	December 22, 2013	$3.57	64,152	64,152	0	Sep-02-2023
	January 3, 2016	$7.61	30,000	7,500	22,500	Jan-03-2026
	July 28, 2016	$4.47	20,000	0	20,000	July-28-2026

Dr. Tali Gorfine	July 28, 2016	$4.47	40,000	0	40,000	July-28-2026
	January 31, 2017	$3.84	40,000	0	40,000	Jan-31-2026

Dr. Liat Hayardeny	September 6, 2016	$4.05	40,000	0	40,000	Sep-06-2026
	January 31, 2017	$3.84	40,000	0	40,000	Jan-31-2026

Yohai Stenzler	December 30, 2014	$5.49	20,000	10,000	10,000	Dec-30-2024
	January 3, 2016	$7.61	22,500	5,625	16,875	Jan-03-2026

George Tonelli	March 30, 2015	$9.73	10,000	4,375	5,625	March-30-2025
	August 6, 2015	$9.13	45,000	16,875	28,125	April-6-2025
	January 3, 2016	$7.61	30,000	7,500	22,500	Jan-03-2026

Yael Hollander	December 30, 2014	$5.49	40,000	20,000	20,000	Dec-30-2024
	January 3, 2016	$7.61	22,500	5,625	16,875	Jan-03-2026

Guy Nehemya	December 30, 2014	$5.49	40,000	20,000	20,000	Dec-30-2024
	January 3, 2016	$7.61	22,500	5,625	16,875	Jan-03-2026

RSUs

Name of Office Holder	Date of grant	Shares subject to the RSUs	Shares vested	Shares unvested
Chaim Hurvitz	Feb-04-2016	7,500	1,875	5,625
William Marth	Feb-04-2016	7,500	1,875	5,625
Shmuel Nir	Feb-04-2016	7,500	1,875	5,625
Tali Yaron-Eldar	Feb-04-2016	7,500	1,875	5,625
David Sidransky	Feb-04-2016	7,500	1,875	5,625
Yohai Stenzler	Jan-03-2016	5,625	1,406	4,219
George Tonelli	Jan-03-2026	7,500	1,875	5,625
Yael Hollander	Jan-03-2016	5,625	1,406	4,219
Guy Nehemya	Jan-03-2016	5,625	1,406	4,219

(1)	This option grant was approved by our shareholders in May 2015, following the approval and recommendation of the Board and the Remuneration Committee. However, the options were never granted as they were also subject to obtaining a tax pre-ruling from the Israeli Tax Authority, which was not received at the time of the approval. The allocation was re-approved by our shareholders in our annual shareholders meeting held on May 25, 2016 following the re-approval and recommendation of our Board and Remuneration Committee

ITEM 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership”, to the best of our knowledge, no other person who we know beneficially owns 5.0% or more of the Company’s ordinary shares outstanding as of March 16, 2017, the latest practicable date for inclusion in this annual report. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions.

The following is a summary description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party and which were in effect since January 1, 2016.

Financing Agreement with GRD

Following the completion of our initial public offering in the United States and following our ATM Offering, we have provided financing to GRD from time to time, pursuant to which the Company and GRD have executed several capital notes for an aggregate outstanding principal amount of $40 million. The par value of such notes is in NIS, and they bear no interest nor repayment date; provided, however, that no repayment shall be made before the fifth anniversary from the issuance date of each note.

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

Options. Since our inception we have granted options to purchase our ordinary shares to certain of our Office Holders. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our 2013 Plan under “Item 6. Directors, Senior Management and Employees—B. Compensation—2013 Incentive Share Option Plan.” If the relationship between us and an Office Holder is terminated except for “cause” (as defined in the 2013 Plan and/or the applicable option award agreement), options that are vested will generally remain exercisable for 90 days after such termination; provided, however, that prior to the date of such termination, our Remuneration Committee may authorize an extension of the terms of all or part of the vested options beyond the date of such termination for a period not to exceed the period during which the options by their terms would otherwise have been exercisable, and provided further that the vested options may lose their status as incentive stock options and/or approved 102 option if such extension extends beyond the maximum extension authorized by the Ordinance or the Code, as applicable. Dr. Maya Halpern has ceased to serve as a director and Chief Medical Officer of the Company effective as of April 9, 2016, and officially retired from the Company on May 15, 2016. In our 2016 annual meeting, the shareholders approved an acceleration of the vesting dates of 30,000 of Dr. Halpern's unvested options and an extension of the exercise period of all 60,000 vested options owned by Dr. Maya Halpern until the lapse of five years from the date of Dr. Halpern's retirement date. On November 7, 2016, we announced that Mr. Josh Blacher, the Company's then-Chief Financial Officer, had notified the Company of his desire to leave the Company to pursue other opportunities effective as of January 31, 2017. Our Remuneration Committee and Board approved an extension of the exercise period of all 58,750 vested options owned by Mr. Josh Blacher until the lapse of one year from Mr. Blacher's termination of employment date.

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

ITEM 8. Financial Information.

A. Consolidated Financial Statements and Other Financial Information.

See “Item 18. Financial Statements” for a list of all financial statements filed as part of this annual report.

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

B. Significant Changes.

No significant changes with respect to our consolidated financial statements have occurred since December 31, 2016.

ITEM 9. The Offer and Listing.

9.A.4 Offer and Listing Details

Our ordinary shares have been listed on the Nasdaq Capital Market under the symbol “GLMD” since March 13, 2014. Prior to that date, there was no public trading market for our ordinary shares. Our initial public offering was priced at $13.50 per share. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the NASDAQ Capital Market:

Annual Information:	Low	High
2014	$4.58	$18.73
2015	$5.54	$13.50
2016	$2.78	$7.91
Quarterly Information
First Quarter 2015	$5.54	$13.50
Second Quarter 2015	$8.10	$11.86
Third Quarter 2015	$7.00	$10.94
Fourth Quarter 2015	$7.06	$10.20
First Quarter 2016	$3.50	$7.91
Second Quarter 2016	$3.88	$7.72
Third Quarter 2016	$3.53	$5.77
Fourth Quarter 2016	$2.78	$4.74
Monthly Information:
September 2016	$3.53	$5.77
October 2016	$3.25	$4.74
November 2016	$2.78	$4.35
December 2016	$3.04	$4.06
January 2017	$3.43	$4.30
February 2017	$3.90	$5.24

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

B. Memorandum and Articles of Association.

Our original articles of association were registered with the Israeli Registrar of Companies at the time of incorporation of the Company on July 31, 2013, under our registration number 51-495351-2. At the 2014 annual general meeting of shareholders, our shareholders adopted our Articles, which became effective on the consummation of our initial public offering in the United States in March 2014, whereby the Company became a public company under the Companies Law. Under Section 2 of our Articles, the purpose of the Company is to engage in any lawful activity.

The following description of our share capital and provisions of our Articles are summaries and do not purport to be complete and are qualified in their entirety by the complete text of the Articles, which are filed as exhibits to this annual report and incorporated by reference herein, and by Israeli law.

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

Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the earlier of (i) the appointing director ceasing to be a director; (ii) the appointing director terminating the appointment; or (iii) the occurrence, with respect to the alternate, of any of the circumstances under which a director shall vacate his or her office. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director. An alternate director is solely responsible for his or her actions and omissions and is not deemed an agent of the appointing director. Under the Companies Law, external directors cannot generally appoint alternate directors, and a person who is not qualified to be appointed as an “independent” director may not be appointed as an alternate to an independent director. See “Item 6—Directors, Senior Management and Employees—C. Board Practices.” At present, there are no effective appointments of alternate directors for our Board.

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

Pursuant to Section 4(b) of the Company’s Articles, subject to the rights of holders of shares with limited or preferred rights, ordinary shares shall confer upon the holders thereof equal rights to receive dividends and to participate in the distribution of the assets of the Company upon its winding-up, in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such dividends are being paid or such distribution is being made, without regard to any premium paid in excess of the nominal value, if any.

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

(ii) Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

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

Changes in Shareholder Rights

Pursuant to Section 6(a) of the Company’s Articles, if at any time the share capital is divided into different classes of shares, the Company may by shareholder resolution, unless otherwise provided by the terms of issue of the shares of that class, modify, convert, broaden, add or otherwise alter the rights, privileges, advantages, restrictions and provisions related or unrelated at that time to the shares of any class with the sanction of a resolution passed by a simple majority of those present, personally or by proxy, and voting thereon at a separate general meeting of the holders of the shares of that class. Such majority approval is consistent with Israeli law.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Arrangements with Directors and Related Parties.”

D. Exchange Controls.

There are no Israeli government laws, decrees, regulations or other legislation that restrict or that affect our export or import of capital, including the availability of cash and cash equivalents for use by us and our wholly owned subsidiaries, or the remittance of dividends, interest or other payments to non-resident holders of our securities, except for ownership by nationals of certain countries that are, or have been, declared as enemies of Israel or otherwise as set forth under “Item 10. Additional Information—E. Taxation.”

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

General Corporate Tax Structure in Israel

Israeli resident companies (as defined below), such as the Company, are generally subject to corporate tax at the rate of 24% of their taxable income, as of January 1, 2017 (25% in 2016), and 23% in 2018 and thereafter.

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

The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, a Preferred Enterprise and is controlled and managed from Israel. Under a recent amendment announced in August 2013, or the 2013 Amendment, beginning in 2014 and in each year thereafter, a Preferred Company may only be entitled to reduce corporate tax rates of 16%, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9% (reduced to 7.5% beginning in 2017). Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefit period of ten years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

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

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (corporate tax rate for corporations and up to 50% for individuals, including Excess Tax as detailed below).

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% as of January 2016 (increased to 3% beginning in 2017 and thereafter) on annual income exceeding a certain threshold (NIS 810,720 for 2016, and NIS 640,000 for 2017 and thereafter, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gains.

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

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This summary is based on the Internal Revenue Code, or the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, the income tax treaty between the United States and Israel, or the U.S.-Israel Tax Treaty, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary is no substitute for consultation by prospective investors with their own tax advisors and does not constitute tax advice. This summary does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (including, without limitation, banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire our ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons who acquire our ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own, indirectly, or by attribution) 10% or more of our shares, or persons that mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations, any U.S. federal estate, gift or alternative minimum tax considerations, or any U.S. federal tax consequences other than U.S. federal income tax consequences.

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

If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of such entity treated as a partnership and each person treated as a partner thereof generally will depend upon the status and activities of the entity and such person. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of our ordinary shares.

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

Taxation of U.S. Holders

Distributions. Subject to the discussion below under “Passive Foreign Investment Company,” a U.S. Holder that receives a distribution with respect to an ordinary share generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Israeli tax withheld from such distribution) when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any distributions in excess of our earnings and profits will be applied against and will reduce (but not below zero) the U.S. Holder’s tax basis in its ordinary shares, and, to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of our ordinary shares. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

As noted above, we do not anticipate paying any cash dividends in the foreseeable future. If we were to pay dividends, we expect to pay such dividends in NIS. A dividend paid in NIS, including the amount of any Israeli taxes withheld, will be includible in a U.S. Holder’s income at a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Holder generally will not recognize a foreign currency gain or loss. However, if the U.S. Holder converts the NIS into U.S. dollars on a later date, the U.S. Holder must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars. Such gain or loss generally will be ordinary income or loss and will be U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

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

Certain distributions treated as dividends that are received by an individual U.S. Holder from a “qualified foreign corporation” generally qualify for a 20% reduced maximum tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year are expected to be eligible for the 20% reduced maximum tax rate, although we can offer no assurances in this regard. However, any dividend paid by us in a taxable year in which we are a PFIC or were a PFIC in the preceding taxable year will be subject to tax at regular ordinary income rates (along with any applicable additional PFIC tax liability, as discussed below). As discussed below under “Passive Foreign Investment Company,” we have determined that we are currently not a PFIC, however, there is no assurance that we will not be considered a PFIC in the future.

The additional 3.8% “net investment income tax” (described below) may apply to dividends received by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares. Subject to the discussion under “Passive Foreign Investment Company” below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized on the sale, exchange, or other taxable disposition and the U.S. Holder’s adjusted tax basis (determined under U.S. federal income tax rules) in such ordinary shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in our ordinary shares exceeds one year. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 20%) will apply to individual U.S. Holders. The deductibility of capital losses is subject to limitations. The gain or loss generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes, subject to certain possible exceptions under the U.S.-Israel Tax Treaty. The additional 3.8% “net investment income tax” (described below) may apply to gains recognized upon the sale, exchange, or other taxable disposition of our ordinary shares by certain U.S. Holders who meet certain modified adjusted gross income thresholds.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of their ordinary shares.

Passive Foreign Investment Company. In general, a non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income,” or (ii) on average at least 50% of its assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. Assets that produce or are held for the production of passive income include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on our income, assets, and activities for such year. [Based upon our review of our financial data, we have determined that we have determined that we are currently not a PFIC, however, there is no assurance that we will continue not to be a PFIC in the future

U.S. Holders should be aware of certain tax consequences of investing directly or indirectly in us due to our classification as a PFIC. A U.S. Holder is subject to different rules depending on whether the U.S. Holder makes an election to treat us as a “qualified electing fund,” referred to herein as a “QEF election,” for the first taxable year that the U.S. Holder holds ordinary shares, makes a “mark-to-market” election with respect to the ordinary shares, or makes neither election. An election to treat us as a QEF will not be available if we do not provide the information necessary to make such an election. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election.

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

In addition, certain U.S. Holders must report information on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to their investments in certain “foreign financial assets,” which would include an investment in our ordinary shares, if the aggregate value of all of those assets exceeds $50,000 on the last day of the taxable year (and in some circumstances, a higher threshold). This reporting requirement applies to individuals and certain U.S. entities.

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

Medicare Tax on Investment Income

Certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax, or “net investment income tax,” on unearned income. For individuals, the additional net investment income tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes, among other things, passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional net investment income tax resulting from their ownership and disposition of our ordinary shares.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statements by Experts.

Not applicable.

H. Documents on Display.

You may read and copy this annual report, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the Euro and NIS mainly against the U.S. dollar because a large portion of our expenses are denominated in Euros and NIS. Our Euro expenses consist principally of payments made to sub-contractors and consultants for non-clinical studies, clinical trials and other research and development activities. Our NIS expenses consist principally of payments made to employees, subcontractors and consultants for non-clinical studies, clinical trials, professional services, other research and development activities and general and administrative activities. We anticipate that a large portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. Approximately 13% of our expenses are denominated in Euros. Changes of 5% and 10% in the U.S. dollar to Euro exchange rate will increase/decrease our operation expenses by 0.75% and 1.3%, respectively. Approximately 35% of our expenses are denominated in NIS. Changes of 5% and 10% in the U.S. dollar to NIS exchange rate will increase/decrease our operation expenses by 1.75% and 3.5%, respectively. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. We currently do not hedge interest rate exposure. Because of the short-term maturities of our cash equivalents and investment securities, we do not believe that an increase in market rates would have any significant impact on the realized value of our investment securities. If a 10% change in interest rates were to have occurred on December 31, 2016, this change would not have had a material effect on the fair value of our investment portfolio as of that date.

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

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A. Not applicable.

B. Not applicable.

C. Not applicable.

D. Not applicable.

E. Use of Proceeds.

On March 18, 2014, we completed our initial public offering of 3,263,010 ordinary shares at a public offering price of $13.50 per share, which included 425,610 ordinary shares issued upon the exercise in full of the underwriters’ option to purchase additional ordinary shares to cover over-allotments, for aggregate gross proceeds of approximately $44.1 million. Maxim Group LLC, or Maxim, acted as sole book-running manager of the offering, and MLV & Co. and Feltl and Company acted as co-managers of the offering. We also issued to Maxim, at the closing of the offering, warrants to purchase that number of our ordinary shares equal to up to 2% of the aggregate number of shares sold in the offering. The warrants, which provided for cashless exercise, “piggyback” registration rights for three years from the effective date of the registration statement and customary anti-dilution provisions (for share dividends, splits and recapitalizations and the like) consistent with FINRA Rule 5110, expired on March 12, 2017 unexercised. The offer and sale of all of the shares in the offering were registered under the Securities Act pursuant to a registration statement on Form F-1, which was declared effective on March 12, 2014 (File No. 333-193792), and a registration statement on Form F-1 filed pursuant to Rule 462(b) of the Securities Act (File No. 333-194526).

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

On May 31, 2016, we entered into the Sales Agreement with Cantor to issue and sell, from time to time through Cantor and pursuant to a shelf registration statement on Form F-3 (Registration No. 333-203133), ordinary shares having an aggregate offering price of up to $16 million. Under the ATM Offering, the Company may sell ordinary shares by any method permitted by law and deemed to be an “at-the-market” offering, as defined in Rule 415 promulgated under the Securities Act. The Company is not obligated to make any sales under the Sales Agreement. The Company intends to use the net proceeds raised through any ATM Offering sales for (i) further clinical and non-clinical development of existing and new programs, (ii) business development related activities and (iii) general corporate purposes. As of March 16, 2017, the latest practicable date for inclusion in this annual report, the Company had sold 933,160 ordinary shares through its ATM Offering for total proceeds of approximately $4.5 million, net of issuance expenses. The Company paid Cantor a sales commission equal to 3% of the aggregate gross proceeds, plus it reimbursed Cantor certain expenses in connection with entering into the ATM Offering in the amount of $50 thousand. The offering of ordinary shares pursuant to the ATM Offering will terminate upon the earliest of (i) the sale of all of the ordinary shares subject to the Sales Agreement, (ii) the termination of the Sales Agreement by Cantor or the Company, as permitted therein, or (iii) the third anniversary of the date of the ATM Offering.

As of December 31, 2016, the net proceeds from our initial public offering and our ATM Offering were held in cash and cash equivalents and marketable securities. We have deployed the net proceeds of our initial public offering into a variety of additional capital preservation investments, including short-term, investment grade, interest-bearing instruments, such as corporate and municipal debt securities.

As of December 31, 2016, we used the net proceeds from the initial public offering and our ATM Offering for the following purposes and amounts:

•	Research and development costs of $27.7 million, including chemistry and formulation studies, non-clinical, regulatory, clinical operations expenses and personnel and benefit costs;

•	General and administrative costs of $6.5 million, which include personnel and benefit costs as well as costs of operations and professional services; and

•	Property and equipment costs of $953 thousands, including medical equipment and other fixed assets.

We have no current understandings, commitments or agreements with respect to any material acquisition of or investment in any technologies, products or companies.

ITEM 15. Controls and Procedures.

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in this annual report and filed with the SEC is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act, is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within our Company to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our President and Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act) as of the end of the period covered by this annual report are effective at such reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992). Based on that assessment, our management concluded that as of December 31, 2016, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

As a non-accelerated filer and a non-large accelerated filer, we are not required to provide our registered public accounting firm’s attestation report on management’s assessment of our internal control over financial reporting in this annual report.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert.

Our Board has determined that Ms. Yaron-Eldar and Mr. Marth each qualifies as an audit committee financial expert pursuant to the applicable SEC rules and that both of Ms. Yaron-Eldar and Mr. Marth are “independent” in accordance with the Nasdaq Capital Market corporate governance requirements. For information relating to Ms. Yaron-Eldar and Mr. Marth’s qualifications and experience, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

ITEM 16B. Code of Ethics.

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our President and Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and as required by the Nasdaq Listing Rules, which refers to Section 406(c) of the Sarbanes-Oxley Act. Section 406(c) of the Sarbanes-Oxley Act provides that a “code of ethics” means such standards as are reasonably necessary to promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the issuer; and (iii) compliance with applicable governmental rules and regulation.

On November 5, 2015 the Board approved an amendment to our Code of Business Conduct and Ethics to include sufficient language regarding the Foreign Corrupt Practices Act of 1977, as amended (FCPA) and other anti-bribery matters.

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

ITEM 16C. Principal Accountant Fees and Services.

Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, an independent registered public accounting firm, served as our independent public accountants for the fiscal years ended December 31, 2015 and 2016, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2015 and 2016.

	2016	2015
	(US$ in thousands)	(US$ in thousands)
Audit Fees (1)	60	60
Audit-Related fees (2)	20	12
Tax Fees (3)	5	8
All Other Fees	--	--
Total	85	80

(1) Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2) Includes fees for professional services rendered in connection with our ATM Offering in 2016 and the Form F-3 in 2015.

(3) Includes fees for professional services rendered in connection with a tax opinion in 2016 and tax ruling from the Israeli Tax Authority regarding the Reorganization in 2015.

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

ITEM 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

ITEM 16G. Corporate Governance.

Our shares are listed on the Nasdaq Capital Market under the symbol “GLMD.” In addition to the corporate governance requirements of the Sarbanes-Oxley Act and the related rules implemented by the SEC, we must comply with the Nasdaq Listing Rules. Under those Nasdaq Listing Rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Listing Rules for U.S. domestic issuers.

In accordance with Israeli law and practice, and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

•	Distribution of certain reports to shareholders. As opposed to the Nasdaq Listing Rules, which require listed issuers to make certain reports, such as annual reports, interim reports and quarterly reports, available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders, but to make such reports available through a public website. In addition to making such reports available on a public website, we plan to make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules. See “Item 10. Additional Information—Documents on Display” for a description of our Exchange Act reporting obligations.

•	Nomination of directors. With the exception of our external directors and directors elected by our Board due to vacancy, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following three years from his or her election. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” The nominations for directors, which are presented to our shareholders by our Board, are made by the Nominating Committee itself, in accordance with the provisions of Nasdaq Capital Market Listing Rule 5605(e), our Articles and the Companies Law. Our Board or one or more shareholders of a company holding at least 1% of the voting power of the company may offer to nominate a currently serving external director for an additional three year term.

•	Compensation of officers. We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our Remuneration Committee, Office Holder compensation and any required approval by the shareholders of such compensation. Israeli law and our Articles do not require that the independent members of our Board, or a remuneration committee composed solely of independent members of our Board, determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the Chief Executive Officer and all other executive officers of a company. Instead, remuneration of Office Holders is determined and approved by our Remuneration Committee, and in general, by our Board as well, and in certain circumstances, by our shareholders, as detailed above. The requirements for shareholder approval of any Office Holder compensation, and the relevant majority or Special Majority for such approval, are all as set forth in the Companies Law. Thus, we seek shareholder approval for all corporate actions with respect to Office Holder compensation requiring such approval under the requirements of the Companies Law, including for our Compensation Policy and for certain Office Holder Compensation, rather than seeking approval for such corporate actions in accordance with Nasdaq Listing Rules. All members of our Remuneration Committee are independent directors under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

•	Independent directors. Although Israeli law does not require that a majority of the directors serving on our Board be “independent,” as defined under Nasdaq Capital Market Listing Rule 5605(a)(2), but rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors.”, a majority of our Board is independent based on the Nasdaq Capital Market rules. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq Capital Market and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer) and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in the Companies Law. Our independent director's conduct regularly scheduled meetings at which only such independent directors are present, as required by the Nasdaq Listing Rules. Our Board has affirmatively determined that each of Mr. Nir, Mrs. Yaron-Eldar, Mr. Marth, Mr. Hurvitz and Dr. Sidransky qualifies as “independent” under the Nasdaq Capital Market independence standards.

•	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Capital Market Listing Rule 5635. In particular, under this Nasdaq Capital Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the remuneration committee, board of directors and shareholders are all required, (ii) Extraordinary Transactions with controlling shareholders of publicly held companies, which require the special approval described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law—Transactions with Controlling Shareholders,” and (iii) terms of office and employment or other engagement of the controlling shareholder of the Company or such controlling shareholder’s relative, which require the special approval described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law.” In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. See also “Compensation of officers” above.

ITEM 16H. Mine Safety Disclosure.

Not applicable.

PART III

ITEM 17. Financial Statements.

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. Financial Statements.

Please refer to the financial statements beginning on page F-1. The following financial statements, financial statement schedules and related notes are filed as part of this annual report, together with the report of the independent registered public accounting firm.

GALMED PHARMACEUTICALS LTD.

Consolidated Financial Statements

As of December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GALMED PHARMACEUTICALS LTD.

We have audited the accompanying consolidated balance sheets of Galmed Pharmaceuticals Ltd. ("the Company") and its subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements, present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

March 23, 2017

GALMED PHARMACEUTICALS LTD.
Consolidates Balance Sheet

U.S. Dollars in thousands, except share data and per share data

		As of December 31,
		2016	2015
Assets
Current assets
Cash and cash equivalents		$3,097	$4,156
Marketable securities	3	12,351	18,845
Other accounts receivable	4	284	379
Total current assets		15,732	23,380

Property and equipment, net	5	718	883

Total assets		$16,450	$24,263

Liabilities and stockholders’ equity

Current liabilities
Trade payables		3,122	2,259
Other accounts payable	6	363	282
Deferred revenue	8	1,094	-
Total current liabilities		4,579	2,541

Long-term liabilities
Related parties	7	267	177
Deferred revenue	8	529	-
Total long-term liabilities		796	177

Stockholders’ equity
Ordinary shares, par value NIS 0.01 per share; Authorized 50,000,000 shares; Issued and outstanding: 12,149,226 shares as of December 31, 2016; 11,100,453 shares as of December 31, 2015	10	34	32
Additional paid-in capital		75,446	69,086
Accumulated other comprehensive loss		(85)	(206)
Accumulated deficit		(64,320)	(47,367)
Total stockholders’ equity		11,075	21,545

Total liabilities and stockholders’ equity		$16,450	$24,263

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statement of Operations
U.S. Dollars in thousands, except share data and per share data

		Year ended December 31,
		2016	2015	2014
Revenue		$(467)	$-	$-
Research and development, expenses	11	14,271	7,629	6,664
General and administrative expenses	12	3,078	3,246	2,478
Total operating loss		16,882	10,875	9,142
Financial income, net		(35)	(253)	(40)
Loss before income taxes		16,847	10,622	9,102
Income taxes	13	106	-	1
Net loss		$16,953	$10,622	$9,103

Basic and diluted net loss per share from continuing operations		$1.49	$0.96	$0.88
Weighted-average number of shares outstanding used in computing basic and diluted net loss per share		11,374,653	11,100,453	*)10,323,686

*) Retroactively adjusted to reflect the 729:1 share split, which occurred upon consummation of the Reorganization.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-4

GALMED PHARMACEUTICALS LTD.
Consolidated Statement of Comprehensive Loss

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2016	2015	2014
Net loss	$16,953	$10,622	$9,103
Other comprehensive loss (income):
Net unrealized loss (gain) on available for sale securities	(121)	210	(4)
Comprehensive loss	$16,832	$10,832	$9,099

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Statements of Changes in Stockholders’ Equity

U.S. Dollars in thousands, except share data and per share data

	Ordinary shares
	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance - January 1, 2015	11,100,453	$32	$68,116	$4	$(36,745)	$31,407

Stock based compensation	–	–	970	–	–	970

Unrealized loss from marketable securities	–	–	–	(210)	–	(210)

Net loss	–	–	–	–	(10,622)	(10,622)

Balance - December 31, 2015	11,100,453	32	69,086	(206)	(47,367)	21,545

Stock based compensation	–	–	1,628	–	–	1,628

Issuance of Ordinary Shares (*)	933,160	2	4,477	–	–	4,479

Issuance of common stock upon stock option exercises	115,613	–	255	–	–	255

Unrealized gain from marketable securities	–	–	–	121	–	121

Net loss	–	–	–	–	(16,953)	(16,953)
Balance - December 31, 2016	12,149,226	$34	$75,446	$(85)	$(64,320)	$11,075

*) See also Note 10.A.7.

The accompanying notes are an integral part of the condensed interim consolidated financial statement

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Cash Flows

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2016	2015	2014
Cash flow from operating activities
Net loss for the year	$(16,953)	$(10,622)	$(9,103)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	169	50	9
Amortization of discount/premium on marketable securities	44	92	–
Loss from realization of marketable securities	231	50	–
Stock-based compensation expense	1,628	970	601
Changes in operating assets and liabilities:
Increase in deferred revenue from collaboration agreement	1,623	–	–
Decrease (increase) in other accounts receivable	95	(214)	(149)
Increase (decrease) in trade payables	863	1,384	(480)
Increase (decrease) in other accounts payable	81	39	(91)
Increase (decrease) in related party	90	(223)	(28)
Net cash used in operating activities	(12,129)	(8,474)	(9,241)

Cash flow from investing activities
Purchase of property and equipment	(17)	(159)	(770)
Proceeds from sale of property and equipment	13	–	–
Investment in securities, available for sale	(7,615)	(26,541)	(2,246)
Proceeds from sale of securities, available for sale	13,955	9,594	–
Disposal of (Investment in) short-term deposit	–	6,000	(6,000)
Net cash provided by (used in) investing activities	6,336	(11,106)	(9,016)

Cash flow from financing activities
Issuance of ordinary shares	–	–	2,000
Issuance of ordinary shares upon IPO, net (*)	–	–	39,856
Issuance of stock offerings, net of issuance costs (**)	4,479	–	–
Proceeds from exercise of options	255	–	–
Net cash provided by financing activities	4,734	–	41,856
Increase (decrease) in cash and cash equivalents	(1,059)	(19,580)	23,599
Cash and cash equivalents at the beginning of the year	4,156	23,736	137
Cash and cash equivalents at the end of the year	$3,097	$4,156	$23,736

Cash received from interest	$382	$473	$–
Cash paid for taxes	$106	$-	$1

*) Net of offering costs in the amount of $4,204, see also Note 10.A.6.

**) See also Note 10.A.7.

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include, but are not limited to, those related to deferred revenue, revenue recognition, stock-based compensation and accounting for income taxes, including valuation allowances.

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

Marketable securities are considered to be available for sale and are carried at fair value. Unrealized gains and losses net of tax, if any, are reported as a separate component of stockholders’ equity. The cost of marketable securities classified as available for sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses and declines in value judged to be other than temporary, if any, are also included in other income, net. Interest on securities classified as available for sale is included in interest income. The cost of securities sold is based on the specific identification method.

For all investments in marketable securities, the Company assesses whether the impairment is other-than-temporary. If the fair value of a security is less than its amortized cost basis, an impairment is considered other-than-temporary if (i) the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its entire amortized cost basis, or (ii) the Company does not expect to recover the entire amortized cost of the security. If an impairment is considered other-than-temporary based on condition (i), the entire difference between the amortized cost and the fair value of the security is recognized in earnings. If an impairment is considered other-than-temporary based on condition (ii), the amount representing credit losses, defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the security, will be recognized in earnings, and the amount relating to all other factors will be recognized in other comprehensive income. The Company evaluates both qualitative and quantitative factors such as duration and severity of the unrealized losses, credit ratings, default and loss rates of the underlying collateral, structure and credit enhancements to determine if a credit loss may exist.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

G.	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%

Office furniture and equipment	7-16
Computer software, electronic and medical equipment	15–33
Leasehold improvements	10

H.	Impairment of long-lived assets

The Company’s and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2016 and 2015, no impairment losses were identified.

I.	Severance pay

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

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

J.	Fair value of financial instruments

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

The following assumptions were used for the fiscal year 2016 and 2015 grants: dividend yield of 0.00% for both periods; risk-free interest rate between 1.22% and 1.90%; an expected life between 5 and 6.25 years; and a volatility rate ranging between 70% to 84%.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

L.	Deferred Revenue and Revenue Recognition

The Company has entered into a collaboration agreement with Samil Pharm. Co. Ltd., The terms of our collaboration agreement include deliverables such as non-refundable license fees, payments based upon achievement of developmental or regulatory approval milestones, and royalties on product sales.

The collaboration agreement includes additional payments payable to the Company upon the achievement of performance-based milestones. These milestones are categorized into two types; development milestones which are generally based on the advancement of our ongoing Phase IIb ARREST trial and potential pivotal study, and regulatory milestones which are based on the approval of a new drug application in the territory in respect of the product. Milestones that are tied to regulatory approval are not considered probable of being achieved until such approval is received. Upfront payments from customers are not subject to refund if the development activities are not successful.

Revenue is recognized when delivery has occurred, evidence of an arrangement exists, title and risks and rewards for the products are transferred to the customer, collection is reasonably assured and product returns can be reliably estimated.

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue in the accompanying consolidated balance sheets. The deferred revenue is then amortized over the contractual period, and future milestone payments will be recognized once earned. Although the Company follows detailed guidelines in measuring revenue, certain judgments affect the application of its revenue policy. For example, in connection with the existing license agreement, the Company has recorded in its consolidated balance sheet short-term and long-term deferred revenue based on management’s best estimate of when such revenue will be recognized. Short-term deferred revenue consists of amounts that are expected to be recognized as revenue within twelve months from balance sheet date. Amounts that expected to be recognized beyond twelve months from balance sheet date are classified as long-term deferred revenue. However, this estimate is based the Company’s current operating plan and, if the operating plan should change in the future, management may recognize a different amount of deferred revenue classified to short term and long term.

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

All outstanding stock options and warrants were excluded from the calculation of the diluted loss per share for the years ended December 31, 2016, 2015 and 2014, because all such securities have an anti-dilutive effect.

P.	Segment Reporting

The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Accordingly, management has determined that the Company operates in one reportable segment.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

Q.	Comprehensive Loss

The purpose of reporting comprehensive income is to report a measure of all changes in equity of an entity that result from recognized transactions and other economic events of the period resulting from transactions from non-owner sources.

R.	Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

In January 2016 the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities”, which provides targeted improvements to the recognition, measurement, presentation and disclosure of financial assets and financial liabilities. Specific accounting areas addressed include, equity investments, financial liabilities reported under the fair value option and valuation allowance assessment resulting from unrealized losses on available-for-sale securities. The ASU also changes certain presentation and disclosure requirements for financial instruments. The Update is to be applied by means of a cumulative effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption.

This ASU is effective for the Company in its first quarter of fiscal year 2019. Early adoption, with certain exceptions, is not permitted. The Company is currently evaluating the effect this ASU will have on its consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which amends, among other things, the existing guidance by requiring lessees to recognize lease assets (right-to-use) and liabilities (for reasonably certain lease payments) arising from operating leases on the balance sheet.  For leases with a term of twelve months or less, ASU 2016-02 permits an entity to make an accounting policy election to recognize such leases as lease expense, generally on a straight-line basis over the lease term.  ASU 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018 using a modified retrospective approach, with early adoption permitted.  The Company is currently evaluating ASU 2016-02 and its impact on its consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

R.	Recently issued accounting pronouncements (Cont.)

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments – Credit Losses – Measurement of Credit Losses on Financial Instruments, which introduces a model based on expected losses to estimate credit losses for most financial assets and certain other instruments. In addition, for available-for-sale debt securities with unrealized losses, the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. The standard is effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted for annual reporting periods beginning after December 15, 2018. Entities will apply the standard’s provisions by recording a cumulative-effect adjustment to retained earnings. The Comapny evaluating the impact of the adoption on our consolidated balance sheet, results of operations, cash flows and disclosures.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which amends ASC 230 to add and clarify guidance on the classification of certain cash receipts and payments in the statement of cash flows.  ASU 2016-15 was issued with the intent of reducing diversity in practice with respect to certain types of cash flows.  ASU 2016-15 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company is currently reviewing and evaluating this guidance and its impact on its consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 3 – Short Term Investments

The following table summarizes the Company’s short term investments as of December 31, 2016 and 2015:

	As of December 31, 2016
	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Municipals	$1,576	$–	$(2)	$1,574
Corporate debt securities	10,860	11	(94)	10,777
Total Short term investments	$12,436	$11	$(96)	$12,351

	As of December 31, 2015
	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Municipals	$4,406	$–	$(22)	$4,384
Corporate debt securities	14,645	11	(195)	14,461
Total Short term investments	$19,051	$11	$(217)	$18,845

The Company’s financial assets are measured at fair value on a recurring basis by level within the fair value hierarchy. All of the Company's short term investments are classified as Level 2. Other than the marketable securities, the company doesn't have any other financial assets or financial liabilities marked to market at fair value.

The contractual maturity of the above mentioned short term investments varies between less than one year to three years.

The Company reviews the individual securities in its portfolio to determine whether a decline in a security’s fair value below the amortized cost basis is other-than-temporary. The Company determined that as of January 31, 2016 and 2015 there were no investments in its portfolio that were other-than-temporarily impaired.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 4 – Other Accounts Receivable

	As of December 31,
	2016	2015
	(in thousands)
Government institutions	$30	$109
Prepaid expenses	254	270
	$284	$379

Note 5 – Property and equipment, net

	As of December 31,
	2016	2015
	(in thousands)
Medical equipment	$737	$750
Office furniture and equipment	33	30
Computer software and electronic equipment	62	55
Leasehold improvements	130	123
	962	958
Less - Accumulated depreciation	244	75
Net book value	$718	$883

Note 6 – Other Accounts Payable

	As of December 31,
	2016	2015
	(in thousands)
Accrued expenses	$71	$113
Employees and related institutions	236	137
Accrued vacation *)	56	32
	$363	$282

*)	Including inter alia due to a related party in the amount of $44 thousands and $22 thousand, as of December 31, 2016 and 2015, respectively.

Note 7 – Related Parties

In December 2011, the Company signed an agreement with the beneficiaries of one of its cofounders, which stated that the beneficiaries are entitled to an aggregate amount of $263 thousands as a result of outstanding obligations of the Company owed to the late co-founder. Such amount is subject to annual interest equal to LIBOR + 1%. During the year 2015, the balance was fully paid.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 8 – Deferred Revenue and Revenue Recognition

On July 28, 2016, the Company signed a Collaboration Agreement with Samil Pharm. Co. Ltd. (the “Samil”), for an exclusive, royalty-bearing license for the commercialization of Aramchol (with an option to manufacture) for the treatment of fatty liver indications including NASH in the Republic of Korea. Under the terms of the agreement, the company received an up-front payment of approximately $2.1 million. Samil has also agreed to pay additional clinical- and regulatory-based milestone payments, which may aggregate to $6.0 million, as well as tiered, double-digit royalties payable on sales (under certain limitations). Additionally, following the ARREST Study, Samil has an option to extend the License to Vietnam, which, if exercised, would increase the clinical- and regulatory-based milestone payments.

The up-front payment has been recorded as deferred revenue. The deferred revenue is then amortized over the contractual period, and future milestone payments will be recognized once earned. Accordingly, during the year ended December 31, 2016, the Company recognized revenue of $467 thousands, with the remaining amount of $1.6 is recorded as deferred revenue, of which, $1.1 million is classified as short-term portion of deferred revenue and $529 thousands are classified as long-term portion of deferred revenue.

Note 9 – Commitments and Contingencies

A.	Contingencies

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

B.	Commitments

The following table summarizes the Company's significant contractual obligations at December 31, 2016:

	Total	Less than 1 year	1-3 years
	(in thousands)
Facility leases	$115	$52	$63
Purchase Obligations (1)	3,330	1,996	1,334
Total	$3,445	$2,048	$1,397

(1)	Purchase obligations included as commitments under agreements to the extent they are quantifiable and are not cancelable. The above-mentioned commitments mostly relates to agreement with medical felicities in connection with ongoing clinical trials.

Other than as described above, the Company did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2016.

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

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 10 – Shareholders’ Equity (Cont.)

A.	Ordinary shares (Cont.)

5.	On March 12, 2014, the Company completed an initial public offering (the “IPO”) and listed its ordinary shares on the NASDAQ Capital Market under the ticker symbol GLMD. In the IPO, the Company issued under 3.3 million shares to the market at a price of $13.50 per share (par value NIS 0.01 per share), for a total consideration of approximately $40 million, net of offering costs in the amount of approximately $4.2 million.

6.	On May 31, 2016, the Company entered into a Controlled Equity Offering Sales Agreement (the "‘At-The-Market’ Offering" or the "ATM Offering") with Cantor Fitzgerald & Co., as the Company’s sales agent (“Cantor Fitzgerald”), to issue and sell, from time to time through Cantor Fitzgerald, ordinary shares having an aggregate Offering price of up to $16 million. Under the ATM Offering, the Company may sell ordinary shares by any method permitted by law and deemed to be an “at-the-market” offering, as defined in Rule 415 promulgated under the Securities Act of 1933, as amended. The Company is not obligated to make any sales under the Sales Agreement. As of December 31, 2016 the Company had sold 933,160 ordinary shares through its ATM Offering for total proceeds of approximately $4.5 million, net of issuance expenses.

B.	Stock-based compensation

1.	The Company one equity-based incentive plan, the 2013 Incentive Share Option Plan. As of December 31, 2016, a total of 3,090,492 shares were reserved for issuance under the 2013 Plan. the 2013 Plan, which was adopted by the Board on September 2, 2013, and approved by our shareholders in December 30, 2013 (as was amended by the Board and our shareholders on March 30, 2015 and May 11, 2015, respectively), provides for the grant of options to purchase the ordinary shares and the issuance of RSUs to the Company's affiliates’ respective directors, employees, Office Holders, service providers and consultants. The 2013 Plan provides for such equity-based compensation under various and different tax regimes.

2.	A summary of the status of the Company’s option plans as of December 31, 2016 and 2015 and changes during the years then ended are presented below:

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 10 – Shareholders’ Equity (Cont.)

B.	Stock-based compensation (Cont.)

	2016		2015
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Options outstanding at beginning of year	1,753,753	$2.12	1,619,003	$1.71

Granted	856,500	$6.08	271,000	$7.21

Forfeited	(83,750)	$6.00	(136,250)	$7.37

Exercised	(115,613)	$2.22	-	-

Outstanding at end of year	2,410,890	$3.39	1,753,753	$2.12

Options exercisable at year end	1,385,829	$1.38	1,338,097	$0.92

As of December 31, 2016 and 2015, the weighted-average remaining contractual term of the outstanding and exercisable options, excluding the 38,637 Options granted in 2002 that have no expiration date, is 8.35 and 9.45 years, respectively.

The weighted average grant date fair value of the options granted during the years ended December 31, 2016 and 2015 is $3.76 and $6.48, respectively.

As of December 31, 2016 a total of the 1,110,006 outstanding and exercisable options are “in the money” with aggregate intrinsic value of $3.6 million; while as of December 31, 2015 all the outstanding and exercisable options were “in the money” with aggregate intrinsic value of $10.3 million.

The unrecognized compensation expense calculated under the fair-value method for stock options expected to vest as of December 31, 2016 and 2015 is approximately $4.3 million and $3.2 million and is expected to be recognized over a weighted-average period of three years.

For the years ended 2016 and 2015, the company recorded a total of $1.5 million and $970 thousands of stock-based compensation expenses, in connection with the above mentioned option.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 10 – Shareholders’ Equity (Cont.)

B.	Stock-based compensation (Cont.)

3.	During 2016 the company granted a total of 78,750 RSU's. The RSU's will vest over four years. As of December 31, 2016, all the aforementioned options were outstanding. During the year 2016, with respect to the above-mentioned RSU's, the Company recorded stock-based compensation expenses in the amount of $124 thousand. As of December 31, 2016, none of the above mentioned RSU's were vested.

The unrecognized compensation expense calculated under the fair-value method for stock options expected to vest as of December 31, 2016 approximately $413 thousands and is expected to be recognized over a weighted-average period of three years.

4.	During the year 2016, the Company recorded $121 thousands of stock-based compensation expense due to the modification of options and RSU's awards to two of its officers due to their termination of employment. The expiration date of the vested options held by one employee was extended from 3 months to 5 years and for the other employee from 3 months to 1 year

5.	Subsequent to the balance sheet date, In January 2017, the Company granted 130,000 options to purchase ordinary shares of the Company with a NIS 0.01 par value to certain directors. The options and restricted shares will vest over a period of four years. The options will expire 10 years from the grant date. The exercise price of the options is $3.84 per share. The aggregate grant date fair value of such options is $285 thousand.

Note 11 – Research and Development Expenses

	Year ended December 31,
	2016	2015	2014
	(in thousands)
Chemistry and formulation studies	$1,802	$1,902	$3,923
Salaries	1,004	808	573
Stock-based compensation	757	111	–
Research and preclinical studies	924	637	865
Clinical studies	9,263	3,671	1,148
Regulatory and other expenses	521	500	155
	$14,271	$7,629	$6,664

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 12 – General and Administrative Expenses

	Year ended December 31,
	2016	2015	2014
	(in thousands)
Stock-based compensation	$871	$858	$601
Professional fees	683	741	625
Salaries and benefits	849	747	588
Traveling and conference costs	106	65	30
Rent and office-maintenance fees	303	359	284
Investor relations and business Development expenses	248	457	337
Other	18	19	13
	$3,078	$3,246	$2,478

Note 13 – Income Taxes

A.	General

The Company is assessed for tax purposes on an unconsolidated basis. Each of the Company’s subsidiaries is subject to the tax rules prevailing in its country of incorporation.

B.	Corporate Taxation

Israeli subsidiary:

In January 2016, a legislation to amend the Israeli corporate income tax law was published. The legislation determined a decrease of the corporate income tax law as of January 1, 2016 to 25% (1.5% decrease). In December 2016, a legislation to amend the corporate income tax law was published. The legislation determined a decrease of the corporate income tax law as of January 1, 2017 to 24% and another decrease of the corporate income tax law as of January 1, 2018 to 23%.

Maltese subsidiary:

Taxable income of Maltese companies is subject to tax at the rate of 35% in 2016 and 2015 (“Regular Tax Rate”).

C.	Net Operating Loss Carry forward

As of December 31, 2016, the Company had approximately $36.0 million net-operating-loss carry forwards, consisting of approximately $12.0 million of Maltese net-operating-loss carry forwards and approximately 24.0 million Israeli net-operating-loss carry forward. As well, the Company had approximately $407 thousands capital loss carry forward from sale of marketable securities. The Maltese and the Israeli loss carry forwards have no expiration date.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 13 – Income Taxes (Cont.)

D.	Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial-reporting purposes and the amounts used for income-tax purposes.

Significant components of the Company’s and its subsidiaries’ assets are as follows

	As of December 31,
	2016	2015
	(in thousands)
Deferred tax assets
Israeli subsidiary net-operating-loss carry forward	$6,003	$3,251
Maltese subsidiary net-operating-loss carry forward	4,609	4,608
Israeli subsidiary capital-loss carry forward	407	-
Other reserves and allowances	82	56
Total deferred-tax assets	10,111	7,915
Valuation allowance	(11,101)	(7,915)
Net deferred-tax assets	$–	$–

Deferred-tax assets for carry forward losses in Malta and Israel are calculated using the applicable tax rate at the time of expected realization of the carry forward losses. The Company has provided full valuation allowances in respect of deferred-tax assets. Management currently believes that it is more likely than not that those deferred taxes will not be realized in the foreseeable future.

E.	Tax assessments

The Israeli subsidiary has received final tax assessments through the year ended December 31, 2012.

F.	Effective tax expense

A reconciliation of the Company’s effective tax expense to the Company’s theoretical statutory tax benefit is as follows.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 13 – Income Taxes (Cont.)

F.	Effective tax expense (Cont.)

	Year ended December 31,
	2016	2015	2014
	(in thousands)
Loss before taxes on income, as reported in the consolidated statements of operations	$16,847	$10,622	$9,102

Statutory tax rate	25%	26.5%	26.5%

Theoretical tax benefit	4,212	2,815	2,412
Losses and other items for which a valuation allowance was provided or benefit from loss carry forwards	(4,212)	(2,815)	(2,412)
Tax withheld from upfront payment from Samil	105	-	-
Others	1	-	1

Actual tax expense	$106	$-	$1

ITEM 19. Exhibits.

Exhibit No.	Description

1.1	Form of Amended and Restated Articles of Association of Galmed Pharmaceuticals Ltd. (English Translation) (1)

4.1	Form of Indemnification Agreement (1)

4.2	Galmed Pharmaceuticals Ltd. 2013 Incentive Share Option Plan (4)

4.3	Agreement, dated September 2002, by and between Galmed International Limited and Aventis Pharm Deutschland GmbH (2)

4.4	Personal Employment Agreement, dated December 23, 2013, by and between Galmed Medical Research Ltd. and Allen Baharaff (2)

4.5	Development and Manufacturing Services Agreement, dated January 27, 2015, between Galmed Research and Development Ltd. and Perrigo API Ltd.*

145

Exhibit No.	Description

4.6	Investigator Initiated Clinical Trial Agreement, dated February 8, 2015, between Galmed Research and Development Ltd. and the University of California, San Diego*

4.7	Compensation Policy of Galmed Pharmaceuticals Ltd. (5)

4.8	Lease, dated March 22, 2015, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.**

4.9	Addendum to Lease, dated February 27, 2017, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.**

4.10	Controlled Equity OfferingSM Sales Agreement, dated May 31, 2016, by and between Galmed Pharmaceuticals Ltd. and Cantor Fitzgerald & Co. (3)

8.1	List of subsidiaries of Galmed Pharmaceuticals Ltd. (1)

12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

(1)	Incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed with the SEC on February 28, 2014.

(2)	Incorporated herein by reference to the Registration Statement on Form F-1, filed with the SEC on February 6, 2014.

(3)	Incorporated herein by reference to the Company’s Report on Form 6-K filed with the SEC on June 1, 2016.

(4)	Incorporated herein by reference to Exhibit A to the Company's Report on Form 6-K filed with the SEC on April 2, 2015.

(5)	Incorporated herein by reference to Exhibit A to the Company's Report on Form 6-K filed with the SEC on November 6, 2014

* Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

** Filed herewith.

146

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALMED PHARMACEUTICALS LTD.

By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer

Date: March 23, 2017

147