Form 20-F/A
period 2015-12-31
Galmed Pharmaceuticals Ltd.
filed 2017-06-23
CIK 1595353

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

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

Galmed Pharmaceuticals Ltd. (the “Company”) is filing this Amendment No. 1 to the Company’s Annual Report on Form 20-F (this “Amendment”) to file Exhibit 15.1, relating to the Consent of Independent Registered Public Accounting Firm, which was inadvertently not included in the original Form 20-F filed with the Securities and Exchange Commission on March 22, 2016 (the “Original Form 20-F”), and to update the exhibit index in Item 19.

This Amendment speaks as of the filing date of the Original Form 20-F, does not reflect events that have occurred after the filing date of the Original Form 20-F, and does not amend, modify or update in any way disclosures made in the Original Form 20-F except as set forth in this explanatory note.

ITEM 19. Exhibits.

Exhibit No.	Description

1.1	Form of Amended and Restated Articles of Association of Galmed Pharmaceuticals Ltd. (English Translation) (1)

2.1	Specimen share certificate (1)

4.1	Registration and Information Rights Agreement, dated December 2013, by and among Galmed Pharmaceuticals Ltd., Shirat HaChaim Ltd., David & Debora Goldfarb, Medgal S.A. and G. Yarom Medical Research Ltd. (2)

4.2	Form of Indemnification Agreement (1)

4.3	Galmed Pharmaceuticals Ltd. 2013 Incentive Share Option Plan (3)

4.4	Agreement, dated September 2002, by and between Galmed International Limited and Aventis Pharm Deutschland GmbH (2)

4.5	Personal Employment Agreement, dated December 23, 2013, by and between Galmed Medical Research Ltd. and Allen Baharaff (2)

4.6	Personal Employment Agreement, dated December 23, 2013, by and between Galmed Medical Research Ltd. and Maya Halpern (2)

4.7	Confirmation & Release Letter, dated December 18, 2011, from Beatrice Gilat, Jacob Gilat, Roni Gilat-Baharaff, Michael Gilat and Allen Baharaff to Galmed Medical Research Ltd. (2)

4.8	Equipment Purchase Agreement, dated September 24, 2014, between Itamar Medical Ltd. and Galmed Research and Development Ltd.+ (4)

4.9	Development and Manufacturing Services Agreement, dated January 27, 2015, between Galmed Research and Development Ltd. and Perrigo API Ltd (4)+

4.10	Investigator Initiated Clinical Trial Agreement, dated February 8, 2015, between Galmed Research and Development Ltd. and the University of California, San Diego (4)+

8.1	List of subsidiaries of Galmed Pharmaceuticals Ltd. (1)

11.1	Code of Business Conduct and Ethics of Galmed Pharmaceuticals Ltd.**

12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

15.1	Consent of Brightman Almagor Zohar & Co. (a Member of Deloitte Touche Tohmatsu Limited)*

101.INS	XBRL Instance Document**

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document**

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB	XBRL Taxonomy Extension Label Linkbase Document**

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

(1)	Incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed with the SEC on February 28, 2014.

(2)	Incorporated herein by reference to the Registration Statement on Form F-1, filed with the SEC on February 6, 2014.

(3)	Incorporated herein by reference to Exhibit A to the Company's Report on Form 6-K filed with the SEC on April 2, 2015.

(4)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2015.

+	Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

*	Filed herewith.

**	Previously filed with the Company’s Annual Report on Form 20-F filed with the SEC on March 22, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALMED PHARMACEUTICALS LTD.

	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer
Date: June 23, 2017