Form 20-F
period 2017-12-31
Galmed Pharmaceuticals Ltd.
filed 2018-03-13
CIK 1595353

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

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

Title of each class
N/A

Securities registered or to be registered pursuant to Section 15(d) of the Act.

Title of each class
N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.      14,435,161

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

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

All references to “we,” “us,” “our,” “the Company” and “our Company”, in this Annual Report on Form 20-F (“our annual report)ˮ, are to Galmed Pharmaceuticals Ltd. and its subsidiaries, unless the context otherwise requires. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 0.01 nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this annual report has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this annual report, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the U.S. Securities and Exchange Commission (the “SECˮ), press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

•	the timing and cost of our ongoing Phase IIb ARREST Study and planned Phase III trials, for our product candidate, AramcholTM (“Aramcholˮ) for the treatment of patients who are overweight or obese and have pre diabetes or type II diabetes mellitus with Non-Alcoholic Steato-Hepatitis (“NASHˮ), or whether Phase III trials will be conducted at all;

•	completion and receiving favorable results of the Phase IIb ARREST Study and potential Phase III trials for Aramchol;

•	regulatory action with respect to Aramchol by the U.S. Food and Drug Administration (the “FDAˮ), or the European Medicines Authority (the “EMAˮ), including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

•	the commercial launch and future sales of Aramchol and any future product candidates;

•	our ability to comply with all applicable post-market regulatory requirements for Aramchol in the countries in which we seek to market the product;

•	our ability to achieve favorable pricing for Aramchol;

•	our expectations regarding the commercial market for NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus;

•	third-party payor reimbursement for Aramchol;

•	our estimates regarding anticipated capital requirements and our needs for additional financing;

•	market adoption of Aramchol by physicians and patients;

•	the timing, cost or other aspects of the commercial launch of Aramchol;

•	the development and approval of the use of Aramchol for additional indications or in combination therapy; and

•	our expectations regarding licensing, acquisitions and strategic operations.

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

ITEM 2. Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3. Key Information.

A. Selected Financial Data.

The following table sets forth our selected consolidated financial data for the periods ended and as of the dates indicated, which reflects the financial data of the Company and the financial data of Galmed Holdings Inc., a holdings company incorporated in the British Virgin Islands (“GHIˮ), our predecessor, prior to the Reorganization (as described below). The following selected consolidated financial data for our Company should be read in conjunction with the financial information, “Item 5. Operating and Financial Review and Prospects” and other information provided elsewhere in this annual report and our consolidated financial statements and related notes. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety thereby. In the opinion of our management, our unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position, results of operations and cash flows as of and for the periods indicated therein.

The selected consolidated statement of operations data for the years ended December 31, 2015, 2016 and 2017, and the selected consolidated balance sheet data as of December 31, 2016 and 2017, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report on Form 20-F. The selected consolidated statement of operations data for the years ended December 31, 2013 and 2014, and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015, have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F.

Consolidated Statement of Operations Data

	Year ended December 31,
	2013		2014		2015	2016	2017
	(in thousands)
Revenue	-		-		-	$(467)	$(1,085)
Research and development expenses	7,207		6,664		7,629	14,271	9,650
General and administrative expenses	7,355		2,478		3,246	3,078	3,799
Capital Loss	10		—		—	—	—
Operating loss	14,572		9,142		10,875	16,882	12,364
Financial expenses	2,912		10		180	372	232
Financial Income	—		(50)		(433)	(407)	(297)
Taxes on income	1		1		—	106	—
Net loss	$17,485		$9,103		$10,622	$16,953	$12,299
Comprehensive loss	17,485		9,099		10,832	16,832	12,221
Diluted net loss per ordinary	$3.45	(*)	$0.88	(*)	$0.96	$1.49	$0.98
Weighted number of ordinary shares used in computing loss per ordinary shares	5,096,466	(*)	10,323,686	(*)	11,101,453	11,374,653	12,487,349

(*) Retroactively adjusted to reflect the 729:1 share split, which occurred upon the consummation of the Reorganization (as defined below).

Consolidated Balance Sheet data:

	As of December 31,
	2013		2014	2015	2016	2017
	(In thousands)
Cash and cash equivalents	$137		$23,736	$4,156	$3,097	$13,021
Short-term deposits and marketable securities	—		8,250	18,845	12,351	5,976
Other receivables	16		165	379	284	155
Fixed assets	13		774	883	718	491
Total assets	166		32,925	24,263	16,450	19,643
Total liabilities	2,117		1,518	2,718	5,375	3,848
Total shareholders’ equity	(1,951)		31,407	21,545	11,075	15,795
Number of ordinary shares issued and outstanding	7,099,731	(*)	11,100,453	11,100,453	12,149,226	14,435,161

(*) Retroactively adjusted to reflect the 729:1 share split, which occurred upon the consummation of the Reorganization (as defined below).

Exchange Rate

We report our financial results and balance sheet position in U.S. dollars. While our functional currency is U.S. dollars, we incur expenses in NIS. On February 28, 2018, the latest practicable date for inclusion in this annual report, the exchange rate between New Israeli Shekels and U.S. dollars as published by the Bank of Israel was 3.48 NIS.

The average exchange rates for each of the five most recent fiscal years, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

	2017	2016	2015	2014	2013
Average
1 US $ = NIS	3.59	3.84	3.88	3.58	3.61

The high and low exchange rates for each month during the previous six months are set forth below:

	September 2017	October 2017	November 2017	December 2017	January 2018	February 2018
High
1 US $ = NIS	3.58	3.54	3.54	3.55	3.46	3.53

Low
1 US $ = NIS	3.50	3.49	3.49	3.48	3.39	3.43

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Risks Related to Our Financial Position and Capital Requirements

We are a clinical-stage biopharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

We are a clinical-stage biopharmaceutical company with an operating history limited to pre-clinical and clinical drug development and no approved products. To date, we have focused nearly exclusively on developing our product candidate, Aramchol. In addition, we have limited operating experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. We have funded our research and development programs and operations to date primarily through proceeds from private placements and public offerings. We currently have no products approved for marketing in the United States or any other jurisdiction and have not generated any revenue from product sales to date, although we have generated revenue from our licensing agreement with Samil Pharm. We have incurred operating losses in each year since the inception of our predecessor in 2000. Our loss attributable to holders of our ordinary shares for the years ended December 31, 2015, 2016, and 2017 was approximately $10.6 million, $17.0 million, and $12.3 million, respectively. As of December 31, 2017, we had an accumulated deficit of $76.6 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations.

Our ability to become profitable depends upon our ability to generate revenue in excess of our expenses. To date, we have not generated any revenue, excluding the licensing revenue we recorded in connection with that certain Samil Agreement (as defined below), as our product candidate, Aramchol, is still in clinical development and has not been approved by the FDA, nor has any other product candidate. We do not know when, or if, we will generate any revenue from sales of Aramchol and any future product candidates, if any. We do not expect to generate revenue other than subsequent royalties and/or milestones that can be earned in connection with the Samil Agreement or other potential license agreements, unless and until we, or an ultimate third-party licensor or acquirer, obtain regulatory and marketing approval of, and commercialize, Aramchol, and any future product candidates. We will continue to incur research and development and general and administrative expenses related to our operations. We expect to continue to incur losses for the foreseeable future, which may be significant, and these losses will likely increase as we:

•	initiate and manage additional clinical trials in multiple indications for Aramchol and any future product candidates and initiate additional research and development programs;

•	seek regulatory approvals for Aramchol and any future product candidates, if any;

•	implement internal systems and infrastructures, including, without limitation, hiring of additional personnel as needed and developing sales and marketing functions if and when Aramchol and any future product candidates receives applicable regulatory approval and we opt to commercialize it ourselves;

•	seek to in-license additional products or technologies to develop;

•	hire additional management and other personnel; and

•	move towards commercialization of Aramchol, and any future product candidates, if any.

We may out-license Aramchol, including through a territorial license, a worldwide license, or a license for a particular indication, before it is approved by any applicable regulatory agency, commercialized and/or generates revenue, depending on a number of factors, including, but not limited to, our ability to:

•	demonstrate a compelling and/or novel, pre-clinical, unique mechanism of action of Aramchol;

•	obtain adequate clinical results from and progress from the clinical development of Aramchol;

•	develop and obtain regulatory approvals in the countries and for the uses we intend to pursue for Aramchol;

•	contract for the manufacture of commercial quantities of Aramchol by a current good manufacturing practice (“cGMPˮ), compliant manufacturing facility at acceptable cost levels if marketing approval is received; and

•	establish external, and potentially in the future, internal, sales and marketing capabilities to effectively market and sell Aramchol in the United States and other countries.

Even if Aramchol is approved for commercial sale for the treatment of NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus, or for any other indications, it may not gain market acceptance or achieve commercial success. In addition, we anticipate incurring significant costs associated with seeking regulatory approval and commercialization. We may not achieve profitability soon after generating product revenue, if ever. If we are unable to generate product revenue, we will not become profitable and would be unable to continue operations without additional funding.

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

Our operating history is limited to pre-clinical and clinical development of one product, and our operations to date have been limited primarily to research and development, raising capital and recruiting scientific and management personnel and third-party partners. Therefore, it may be difficult to evaluate our business and prospects. We have not yet demonstrated an ability to commercialize or obtain regulatory approval for any product candidate. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development and/or commercialize Aramchol, and any future product candidates, obtain regulatory approvals or achieve market acceptance or favorable pricing for Aramchol and any future product candidates.

We have not yet commercialized any products and we may never be able to do so, and even if we do, the products may not gain market acceptance.

We have not yet commercialized any products and we may never be able to do so. We do not know when or if we will complete Aramchol's and any future product candidates development efforts, obtain regulatory approval for Aramchol and any future product candidates or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance for these products will depend on a number of factors, including:

•	the timing and scope of regulatory approvals in the countries we intend to pursue with respect to the commercialization of Aramchol and any future product candidates, including the indications for which they are approved;

•	the competitive environment;

•	the ability for Aramchol and future product candidates to be manufactured, whether by us or third parties, in compliance with applicable regulatory requirements, including cGMP;

•	our ability to effectively promote Aramchol and any future product candidates, whether directly or using third parties, consistent with the approved indications and labeling in the countries in which we intend to pursue approval;

•	the acceptance by the medical community of the safety and clinical efficacy of Aramchol andr any future product candidates and their potential advantages over other therapeutic products;

•	the development of a non-invasive method for diagnosing NASH as an alternative to the current gold standard of liver biopsy, which we view as a rate-limiting factor to complete market uptake because of its expense and its risks and discomfort to patients;

•	the adequacy and success of distribution, sales and marketing efforts, including through strategic agreements with pharmaceutical and biotechnology companies; and

•	the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

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

Based on our current operating plan, we currently estimate that our cash position will support our current clinical trials and operations through the end of 2019. We believe these funds will enable us to complete any preparatory clinical and non-clinical work, as well as our Phase IIb ARREST Study (the “ARREST Study”). We will need to raise substantial, additional capital to fund our operations and to develop Aramchol for, and beyond its current development stage for the NASH indication, as well as additional indications, and ultimately commercialize it, if we opt to do so ourselves, for NASH or any other indication. In addition, we may choose to expand our current research and development focus, or other clinical operations as well as the development of a non-invasive biomarkers, which may also require additional capital. As of December 31, 2017, we had a net working capital of $15.3 million, cash and cash equivalents of $13.0 million and marketable securities of $6.0 million. Our future capital requirements may be substantial and will depend on many factors including:

•	adhering to patient recruitment in our clinical trials and sponsored trials;

•	our clinical trials and sponsored trials results;

•	developing Aramchol for the treatment of other conditions or indications beyond those being explored in the ARREST Study, or possible label expansion of Aramchol once its approved, if at all, for the treatment of other conditions or indications;

•	the cost of filing and prosecuting patent applications and the cost of defending our patents;

•	the cost of prosecuting infringement actions against third parties;

•	the cost, timing and outcomes of seeking marketing approval of Aramchol;

•	the costs associated with commercializing Aramchol if we receive marketing approval, and choose to commercialize Aramchol ourselves, including the cost and timing of establishing external, and potentially in the future, internal, sales and marketing capabilities to market and sell Aramchol;

•	subject to receipt of marketing approval, revenue received from sales of approved products, if any, in the future;

•	the costs associated with any product liability or other lawsuits related to Aramchol and any future product candidates, if any;

•	the costs associated with post-market compliance with regulatory requirements, and of addressing any allegations of non-compliance by regulatory authorities in countries where we plan to market and sell Aramchol andr any future product candidates;

•	the demand for Aramchol and any future product candidates;

•	the costs associated with developing and/or in-licensing other research and development programs;

•	the expenses needed to attract and retain skilled personnel; and

•	the costs associated with being a public company.

Changing circumstances may cause us to consume capital significantly faster than we currently anticipate, such as losing our Small and Medium Enterprise status at the EMA, which entitles us to significant fee reductions Because there are numerous risks and uncertainties associated with the development and commercialization of Aramchol and any future product candidates, we are unable to estimate the amount of increased capital outlays and operating expenditures associated with our anticipated clinical trials. We have no committed external sources of funds. Additional financing may not be available when we need it or may not be available on terms that are favorable to us and additional financing may cause significant dilution to our existing shareholders. If adequate funds are not available to us on a timely basis, or at all, we may be required to terminate or delay planned or ongoing clinical trials or other development activities for Aramchol.

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

We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of Aramchol. If we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize Aramchol and any future product candidates.

Our long-term capital requirements are expected to depend on many potential factors, including, among others:

•	the number of product candidates in development;

•	the size, duration and scope of existing and future clinical trials and pre-clinical studies;

•	the regulatory path of Aramchol and any future product candidates;

•	the results of our clinical trials, which are unpredictable in product candidate development;

•	our ability to successfully commercialize Aramchol and any future product candidates, including securing commercialization and out-licensing agreements with third parties and favorable pricing and market share;

•	the progress, success and cost of our clinical trials and research and development programs, including those associated with milestones and royalties;

•	the costs, timing and outcome of regulatory review and obtaining regulatory approval of Aramchol and any future product candidates and addressing regulatory and other issues that may arise post-approval;

•	the breadth of the labeling, assuming that Aramchol and any future product candidates are approved for commercialization by a relevant regulatory authority, which may not occur;

•	our need, or decision, to acquire or in-license complementary technologies or new platform technologies or product candidates;

•	the costs of enforcing our issued patents and defending intellectual property-related claims;

•	the costs of investigating patents that might block us from developing potential product candidates;

•	the costs of recruiting and retaining qualified personnel;

•	the costs associated with contracting with third parties to manufacture the product and to perform other necessary services;

•	our revenue, if any; and

•	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

If we are unable to obtain the funds necessary for our operations, we will be unable to develop and commercialize Aramchol, or other product candidates, which would materially and adversely affect our business, liquidity and results of operations.

We may become subject to the payment of taxes in connection with the Reorganization.

On February 2, 2014, we underwent a reorganization (the “Reorganizationˮ), pursuant to which all of our current business (including our intellectual property) was transferred to us. The Reorganization was effected by way of share transfers and asset transfers, as follows: First, GHI, our predecessor, transferred the entire share capital of Galmed 2000 Inc., a holdings company incorporated in the British Virgin Islands (“GTTI ˮ), to the Company; next, GTTI transferred the entire share capital of Galmed International Limited, a company incorporated in Malta, a European Union (the “EUˮ), member state (“GILˮ), to the Company; then, GIL transferred and assigned all of its intellectual property to Galmed Research and Development Ltd., a newly formed Israeli company (“GRDˮ). GIL held all of the equity rights in and to Galmed Medical Research Ltd., an Israeli company (“GMRˮ). In connection with the Reorganization, we obtained a tax pre-ruling (the “Tax Pre-Rulingˮ), from the Israeli Tax Authority. The Tax Pre-Ruling confirms that the transfer of shares and assets resulting in the Company as the parent company and 100% equity-owner of GRD, which holds all of the Group’s intellectual property, including the Company’s patent portfolio, GIL and GTTI, is not taxable pursuant to the provisions of Sections 131 and 132 of the Income Tax Ordinance (New Version) — 1961 (the “Israeli Tax Ordinanceˮ), as long as certain requirements are met. However, we have not obtained a tax pre-ruling from the tax authorities in the British Virgin Islands with respect to the transfer of the shares of GTTI and the transfer of the shares of GIL to the Company, or from the tax authorities in Malta with respect to the transfer of the intellectual property of GIL to GRD. We believe that such transfers of shares and assets are not taxable in the British Virgin Islands and Malta, respectively. However, there can be no assurance that we will not become subject to the payment of taxes in the British Virgin Islands, with respect to the transfers of shares as aforesaid, or in Malta, in connection with the transfer of the intellectual property as mentioned above. See also “Item 4. Information on the Company—Historical Background and Corporate Structure” below.

Risks Related to Our Business, Industry and Regulatory Requirements

We depend largely on the success of our product candidate, Aramchol, and we may not obtain regulatory approval of Aramchol.

We have invested almost all of our efforts and financial resources in the research and development (clinical and pre-clinical) of our product candidate, Aramchol. We are currently in the final stages of our Phase IIb ARREST Study and expect top line results during June 2018. As a result, our business is largely dependent on the success of the Phase IIb ARREST Study and our ability to complete the development of, obtain regulatory approval for and successfully commercialize Aramchol in a timely manner. The process to develop, obtain regulatory approval for and commercialize Aramchol is long, complex, costly and uncertain as to its outcome.

The research, development, testing, clinical trials, manufacturing, labeling, approval, sale, marketing and distribution of drugs are subject to extensive regulation by the FDA and other regulatory agencies in other countries. These regulations differ from jurisdiction to jurisdiction. We have not received marketing approval for Aramchol in any jurisdiction. We are not permitted to market Aramchol, or any other product candidate, in the United States until we receive approval of a New Drug Application (“NDAˮ), from the FDA, or in any foreign countries until we receive the requisite approval from the respective regulatory agencies in such countries., We have not received regulatory authorization to conduct the clinical trials that are necessary to file an NDA with the FDA or comparable applications to other regulatory authorities in other countries. The results of clinical trials may be unsatisfactory, and even if we believe those clinical trials to be successful, the FDA, or other regulatory authorities, may not grant marketing authorization should we be in a position to request it.

The requirements and length of time for approval vary in different jurisdictions and could involve additional studies of Aramchol beyond those we currently anticipate, including potentially post-approval studies. The time required to obtain approval in other countries might differ from that required to obtain FDA approval in the United States. The marketing approval process in other countries may include all of the risks detailed above regarding FDA approval as well as other risks. In particular, in many countries outside the United States, it is required that a product receive pricing and reimbursement approval before the product can be commercialized. This can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved therapy. This can result in significant expense to conduct complex clinical trials. Finally, we do not have any products approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of Aramchol and any future product candidates will be harmed.

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

We may be forced to abandon development of Aramchol, or any future product candidates, which would have a material adverse effect on our business and may force us to cease operations.

Upon the completion of any clinical or pre-clinical trial and/or tests, the results might not support the desired indications for use. Further, success in earlier clinical trials does not ensure that later clinical trials will be successful, and the results of later clinical trials may not replicate the results of prior clinical trials or pre-clinical testing. The clinical trial process may fail to demonstrate that Aramchol is safe and/or effective for the indications we seek. Any such failure may cause us to abandon Aramchol and may delay development of other potential product candidates. Any delay in, or termination or suspension of, our clinical trials may delay the requisite filings with the FDA or other regulatory agencies and, ultimately, our ability to commercialize Aramchol and any future product candidates and generate product revenues. We are currently in the final stages of our Phase IIb ARREST Study and expect top line results during June 2018. If the results of the ARREST Study are not successful, then the completion of development of Aramchol or any future product candidate may be significantly delayed or abandoned which would have material adverse effect on our business, liquidity, operating results and financial condition and may force us to cease operations.

If we acquire or in-license additional technologies or product candidates, we may incur significant, incremental expenses, may have integration difficulties and may experience other risks that could harm our business and results of operations.

We may acquire or in-license additional product candidates and technologies. Any product candidate or technologies we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive pre-clinical or clinical testing, or both, and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate, or product developed based on in-licensed technology, will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure that any product candidate that we develop based on acquired or in-licensed technology that is granted regulatory approval will be manufactured or produced economically, successfully commercialized or widely accepted or competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed product candidates could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.

The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons.

We may not be able to complete or commence the clinical trials that would support our submission of an NDA to the FDA, a Marketing Authorization Application (“MAAˮ), to the EMA or any similar submission to regulatory authorities in other countries. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. The fact that the FDA, EMA or other regulatory authorities permit a company to conduct human clinical trials is no assurance or guarantee that the trials will be successful. On the contrary, most candidate drugs that begin clinical trials (including, but not limited to, Phase II trials, such as our ARREST Study) do not prove to be successful and do not result in the filing of an NDA, MAA or similar filing. Drug candidates that successfully complete one phase of clinical trials may prove unsuccessful at a subsequent phase. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements and in part because the results of clinical trials are inherently uncertain and unpredictable. Regulatory authorities, such as the FDA, may decline to permit a clinical trial to proceed or may suspend a clinical trial that it has previously permitted to proceed. Additionally, the clinical trial process is time-consuming, and failure can occur at any stage of the trials. We may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

•	difficulties obtaining regulatory authorization to commence a clinical trial or complying with regulatory requirements for clinical trials or with the conditions imposed by a regulatory authority regarding the scope or duration of a clinical trial;

•	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations (“CROsˮ), and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

•	difficulties in obtaining institutional review board (“IRBˮ), approval to conduct a clinical trial at a prospective site;

•	delays resulting from a decision of the FDA not to designate Aramchol as a Breakthrough Therapy, a designation that could, among other benefits, expedite the conduct of clinical trials;

•	challenges in recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including size and nature of patient population, proximity of patients to clinical sites, eligibility and exclusion criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications; and

•	inadequate funding.

The ARREST Study may also be terminated as a result of, but not limited to, safety signals. In addition, the ARREST Study or other clinical trials may be suspended or terminated by us, the FDA or other regulatory authorities, the principal investigator at a site, the IRBs at the sites where such boards are overseeing a trial or the data safety monitoring board (the “DSMBˮ), that is overseeing the clinical trial at issue, or other regulatory authorities due to a number of factors, including:

•	irregularities in conducting a clinical trial, including by way of example, failure to conduct the clinical trial in accordance with regulatory requirements, in particular good clinical practice requirements (“GCPˮ), or the FDA-authorized clinical protocols;

•	negative findings upon inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

•	safety issues or lack of clinical drug activity or effectiveness; and

•	lack of adequate funding to continue the clinical trials.

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

Furthermore, positive results in previous clinical studies of Aramchol may not be predictive of similar results in future clinical trials. Also, interim results, if at all, during a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early- and mid-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for Aramchol may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or pre-clinical trials, or to even terminate the development program entirely. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical and clinical studies have nonetheless failed to obtain FDA or EMA, or other regulatory agency, approval for their products.

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

The lack of a reliable non-invasive method for the diagnosis of NASH is likely to present a major challenge to Aramchol’s market penetration, if ever commercialized.

Liver biopsy is the standard approach for the diagnosis of inflammation and fibrosis associated with NASH. However, the procedure-related morbidity and, in rare cases, mortality, sample errors, costs, patient discomfort and thus lack of patient interest in undergoing the procedure limit its use. As such, only patients with a high risk of NASH, which includes patients with metabolic syndrome and an indication of Non-Alcoholic Fatty Liver Disease (“NAFLDˮ), are generally sent for liver biopsy. Because NASH tends to be asymptomatic until the disease progresses, many individuals with NASH remain undiagnosed until the disease has reached its late stages, if at all. The lack of a reliable non-invasive method for the diagnosis of NASH is likely to present a major challenge to Aramchol’s market penetration, as many practitioners and patients may not be aware that a patient suffers from NASH and requires treatment. As such, use of Aramchol might not be as wide-spread as our actual target market and this may limit the commercial potential of Aramchol.

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

While we, and other companies in the industry are currently working on advancing non-invasive diagnostic approaches, none of these has been clinically validated, and the timetable for commercial validation, if at all, is uncertain. Moreover, such diagnostics may also be subject to regulation by FDA or other regulatory authorities as medical devices and may require premarket clearance or approval.

Obtaining approval of an NDA, or other regulatory approval, even after clinical trials that are believed to be successful, is an uncertain process.

Even if we complete our planned clinical trials and believe that the clinical data confirms that Aramchol is both safe and effective for its intended use or uses, obtaining approval of an NDA, or similar regulatory application, is an extensive, lengthy, expensive and uncertain process, and the FDA and other regulatory agencies may delay, limit or deny approval of Aramchol for many reasons, including, without limitation, the fact that:

•	we may not be able to demonstrate to the satisfaction of the applicable regulatory agencies that Aramchol is safe and effective for treatment of NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus or for any other indication;

•	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the applicable regulatory agencies for approval;

•	the applicable regulatory agencies may disagree with the number, design, size, conduct or implementation of our clinical trials;

•	the applicable regulatory agencies may not find the data from pre-clinical studies and clinical trials sufficient to demonstrate that Aramchol’s clinical and other benefits outweigh its safety risks;

•	the applicable regulatory agencies may disagree with our interpretation of data from pre-clinical studies or clinical trials;

•	the applicable regulatory agencies may not accept data generated at our clinical trial sites;

•	the data collected from pre-clinical studies and clinical trials of Aramchol may not be sufficient to support the submission of an NDA or similar regulatory application;

•	the applicable regulatory agencies may not schedule an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the applicable regulatory agencies require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

•	the applicable regulatory agencies may require development of a risk evaluation and mitigation strategy (“REMSˮ), as a condition of approval;

•	the applicable regulatory agencies may require simultaneous approval for both adults and children, which would delay required approvals, or we may have successful clinical trial results for adults, but not children, or vice versa;

•	the applicable regulatory agencies may change their approval policies or adopt new regulations that may impede consideration or approval of our NDA, or similar regulatory application;

•	the applicable regulatory agencies may identify deficiencies in the manufacturing processes or facilities of third-party manufacturers, or suppliers of active pharmaceutical ingredients (“APIsˮ), with which we enter into agreements for clinical and commercial supplies; and

•	the applicable regulatory agencies may require post-marketing approval studies, such as Phase IV clinical trials, in connection with Aramchol.

Before we can submit an NDA to the FDA or a similar approval application to other regulatory authorities, as applicable, we (or our commercialization partner, as the case may be) must complete the ongoing ARREST Study and conduct one or more Phase III clinical trials that will be substantially broader than our Phase IIb trial. We will also need to agree on a protocol with the FDA for any Phase III clinical trial(s) before commencing that trial in the United States. Clinical trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the ARREST Study or Phase III clinical trials that we may conduct may or may not be successful. The applicable regulatory agencies may suspend all clinical trials or require that we conduct additional clinical, pre-clinical, manufacturing, validation or drug product quality studies and submit data from these additional studies before considering or reconsidering the NDA or similar regulatory application. Depending on the extent of these, or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the applicable regulatory agencies to provide regulatory approval. If any of these outcomes occur, we would not receive approval for Aramchol and may be forced to cease operations.

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

Aramchol may produce undesirable side effects or have other properties that could delay or prevent its regulatory approval or result in significant negative consequences following marketing approval, if any, which could substantially increase commercialization costs or even force us to cease operations.

Undesirable side effects caused by Aramchol could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or applicable foreign regulatory authorities. To date, we have successfully completed four clinical trials of Aramchol, one proof of concept study in patient with gallstones, and a Phase IIa, investigator initiated clinical trial. While no serious adverse events related to Aramchol have been reported in any of our four completed clinical studies that we conducted, in which subjects have been administered doses up to 900 mg, at doses up to 600 mg administered once-daily for up to ten days and at doses up to 300 mg administered once-daily for up to three months, there can be no assurance that there will continue to be an absence of serious adverse events related to Aramchol in any other clinical trial, including the ARREST Study, or following marketing approval. Several non-serious adverse events were reported in our four completed and fully analyzed clinical trials that we conducted. Those four studies enrolled a combined total of 234 patients.

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

We completed a pharmacokinetic (“PKˮ), and food effect study in 66 healthy male volunteers consisting of three parts. Overall, over the three parts of the study, the vast majority of adverse events were mild and determined to be unrelated to Aramchol and all of the adverse events were transient and gave no indication of target organ toxicity. No serious adverse events or deaths occurred during the study. No clinically significant abnormalities related to any Aramchol dose were noted in electrocardiograms (“ECGsˮ), laboratory results, vital signs or physical examinations.

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

In 2016, we performed a pharmacokinetic study involving 66 Chinese subjects (the “Chinese PK Study”) who are domiciled in the United States, consisting of two parts. Overall treatment with Aramchol 400 mg and 600 mg was well tolerated, all adverse events were mild, and no safety signal was identified. No serious adverse events or deaths were reported. We deemed no changes were required in the enrollment of Chinese patients into the ARREST Study

An additional Phase IIa, proof of concept study in patients with gallstones was halted due to poor patient recruitment and change in company focus. The primary end-point was to prove that Aramchol dissolves newly formed gallbladder gallstones following bariatric surgery. Patients were to be assigned to one of three treatment arms; 400mg tablets, 600mg tablets and placebo. Only 9 patients were enrolled, and 7 patients completed the study (before it was halted). A similar proportion of subjects from each treatment group reported events; 7 in the placebo group, 9 in the 400 mg Aramchol group, and 5 in the 600 mg Aramchol group. One subject experienced 2 events of severe cholecystitis in the Aramchol 600 mg group which were considered a serious adverse event and led to investigational product discontinuation. It should be noted that to be included in this study the subject must have had a history of gall bladder disease and gallstones, therefore the subject’s medical history is an important confounding factor.

Further, in the investigator initiated Phase IIa proof-of-concept ARRIVE study that evaluated the safety and efficacy of Aramchol at 600mg/day versus placebo in 50 patients with HIV-associated lipodystrophy and NAFLD, no serious adverse events related to Aramchol were observed.

Although we have not seen any evidence of these reactions causing a safety concern in our completed clinical trials, it is possible that the FDA may ask for additional data regarding any adverse events seen in our trials. Results of our future trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or applicable foreign regulatory authorities could order us to cease further development of or deny approval for Aramchol for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete future trials or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

In addition to these potentially significant negative consequences, we could be required to change the way the product is administered, conduct additional pre-clinical studies or clinical trials or restrict or cease the distribution or use of the product, and/or be sued and held liable for harm caused to patients. The foregoing or other events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could substantially increase commercialization costs or even force us to cease operations.

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

We cannot be certain that the results of our potential Phase III clinical trials, even if all endpoints are met, will support definitive regulatory approval of Aramchol for the treatment of NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus.

Further, specific to us, a number of issues still remain unclear with regard to the potential Phase III protocol, including, among other issues, the (i) duration of study, (ii) number of subjects required, (iii) dosages, and (iv) approvable endpoints. These factors, among others, would play a material role in determining the cost of such study(ies) and ultimate probability of success.

Even if Aramchol, or any future product candidates that we may develop, receives marketing approval, we will continue to face extensive regulatory oversight and requirements, and any such product may still face future regulatory risks or new requirements.

Even if we receive regulatory approval to market a particular product candidate, any such product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could negatively affect us by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of the approved product, withdrawal of FDA approval of the previously approved product, or voluntary withdrawal from the marketplace of the approved product. Absence of long-term safety data may also limit the approved uses of Aramchol and any future product candidates, if any. If we fail to comply with the regulatory requirements of the FDA, and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including the following:

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

Delays in regulatory approval, limitations in regulatory approval and withdrawals of regulatory approval may have a material adverse effect on the Company. If we experience significant delays in testing or receiving approvals or sign-offs to conduct clinical trials, Aramchol and any future product candidate's development costs will increase and our ability to out-license Aramchol and any future product candidates may be impeded.

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

A failure to timely and effectively address the additional risks related to entering into or maintaining international business relationships could have a material adverse effect on our business, liquidity, operating results and financial condition.

If we receive marketing approval for Aramchol, sales will be limited unless the product achieves broad market acceptance.

The commercial success of Aramchol, or potentially any future product candidates for which we obtain marketing approval from the FDA, or other regulatory authorities, will depend on the breadth of its approved labeling and upon the acceptance of the product by the medical community, including physicians, patients and healthcare payors. The degree of market acceptance of any approved product will depend on a number of factors, including, without limitation:

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

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are inconsistent with the FDA-approved indications and other conditions or restrictions contained in the approved labeling, including the prescribing information, for the product. In particular, any labeling approved by FDA or other foreign regulatory agencies for Aramchol necessarily limits its use for certain conditions in certain patient populations. Also, regulatory agencies may impose further requirements or restrictions on the distribution or use of Aramchol as part of a mandatory plan, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. If we receive marketing approval for Aramchol, physicians may nevertheless prescribe Aramchol to their patients in a manner that is inconsistent with the approved labeling, which is commonly known as “off label” use. If we are found to have promoted Aramchol or any future product candidates for such “off label” uses, we may become subject to significant liability under a variety of statutory theories typically alleged by U.S. regulatory authorities. In particular, the U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion, has enjoined several companies from engaging in off-label promotion, and has requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Our business and operations may be materially adversely affected in the event of computer system failures or security breaches.

Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, fire, terrorism, war, and telecommunication and electrical failures.  If such an event were to occur and interrupt our operations, it could result in a material disruption of our drug development programs.  For example, the loss of clinical trial data from ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.  To the extent that any disruption or security breach results in a loss of or damage to our data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, access to our clinical data, or disruption of the manufacturing process, we could incur liability and the further development of our drug candidates could be delayed.  We may also be vulnerable to cyber-attacks by hackers or other malfeasance.  This type of breach of our cybersecurity may compromise our confidential information and/or our financial information and adversely affect our business or result in legal proceedings.  Further, these cybersecurity breaches may inflict reputational harm upon us that may result in decreased market value and erode public trust.

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

We expect the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third-party coverage of Aramchol and any future product candidates and how much or under what circumstances healthcare providers will prescribe or administer Aramchol and any future product candidates.

In both the United States and other countries, sales of Aramchol and any future product candidates will depend in part upon the availability of reimbursement from third-party payors, which include governmental authorities, managed care organizations and other private health insurers. Third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services.

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

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Modernization Act”), changed the way Medicare covers and pays for most pharmaceutical products in a number of ways. Medicare is the single largest third-party payment program and is administered by the Centers for Medicare & Medicaid Services (the “CMS”). Medicare traditionally covered prescription drugs administered by physicians. The Modernization Act introduced a new reimbursement methodology based on average sales prices for many of these drugs. The Modernization Act also established a new competitive acquisition program for the purchase of Part B drugs. This program, when fully implemented, will likely reduce the prices of these drugs. While the Medicare provisions of the Modernization Act apply only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

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

In March 2010, President Barack Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (the “Affordable Care Act”), a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms. The Affordable Care Act expanded manufacturers’ Medicaid rebate liability to include covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, increased the minimum rebate due for innovator drugs from 15.1% of average manufacturer price (“AMP”), to 23.1% of AMP. The rebate on innovator drugs is the greater of 23.1% of the AMP per unit or the difference between the AMP and the best price per unit and adjusted by the Consumer Price Index-Urban (CPI-U) based on a launch date and current quarter AMP. The total rebate amount for innovator drugs is capped at 100.0% of AMP. The Affordable Care Act and subsequent legislation also narrowed the definition of AMP. Furthermore, the Affordable Care Act imposes a significant annual, nondeductible fee on companies that manufacture or import certain branded prescription drug products. Substantial new provisions affecting compliance were also been enacted, which may affect our business practices with healthcare practitioners. Although it is too early to determine the effect of the Affordable Care Act, it appears likely to continue to put pressure on pharmaceutical pricing, especially under the Medicare and Medicaid programs, and may also increase our regulatory burdens and operating costs.

On January 20, 2017, President Donald J. Trump was inaugurated as the President of the United States. President Trump has stated that he intends to “repeal and replace” the Affordable Care Act, and Congress has taken initial steps to repeal the law. In December 2017, Congress passed and the President signed into law tax reform legislation that made significant changes to the Affordable Care Act including the repeal of the “individual mandate” that was in place to strongly encourage broad participation in the health insurance markets. Given these changes and other statements of political leaders, we cannot predict the ultimate impact on the Affordable Care Act and the subsequent effect on the pharmaceutical industry at this time.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. In August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If we ever obtain regulatory approval and commercialization of Aramchol or any future product candidates, these laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of Aramchol or any future product candidates may be. Further, the Deficit Reduction Act of 2010, directed CMS to contract a vendor to determine “retail survey prices for covered outpatient drugs that represent a nationwide average of consumer purchase prices for such drugs, net of all discounts and rebates (to the extent any information with respect to such discounts and rebates is available).” This survey information can be used to determine the National Average Drug Acquisition Cost (“NADAC”). Some states have indicated that they will reimburse based on the NADAC and this can result in further reductions in the prices paid for various outpatient drugs.

Various states, such as California, have also taken steps to consider and enact laws or regulations that are intended to increase the visibility of the pricing of pharmaceutical products with the goal of reducing the prices at which pharmaceutical products are sold. Because these various actual and proposed legislative changes are intended to operate on a state-by-state level rather than a national one, we cannot predict what the full effect of these legislative activities may be on our business in the future.

Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, Aramchol or any future product candidates, could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our products. This could materially and adversely affect our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market Aramchol or any future product candidates. In addition, we believe the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact any future product sales.

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

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of Aramchol and any future product candidates to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. We cannot be sure that coverage or adequate reimbursement will be available for Aramchol and any future product candidates. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, Aramchol and any future product candidates. If reimbursement is not available, or is available only to limited levels, we may not be able to commercialize Aramchol, or any future product candidates, profitably, or at all, even if approved. In addition, if physicians, government agencies and other third-party payors do not accept the use or efficacy of Aramchol or any future product candidates, we will not be able to generate significant revenue, if any.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries of the EU, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of Aramchol to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

If we or any of our independent contractors, consultants, collaborators, manufacturers, or service providers fail to comply with healthcare and data privacy laws and regulations, we or they could be subject to enforcement actions, which could result in penalties and affect our ability to develop, market and sell our product candidates and may harm our reputation.

We are or may in the future be subject to federal, state, and foreign healthcare and data privacy laws and regulations pertaining to, among other things, fraud and abuse of patients’ rights. These laws and regulations include:

•	The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. This statute has been interpreted to apply broadly to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. In addition, the Affordable Care Act amended the Social Security Act to provide that the U.S. government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. A conviction for violation of the Anti-kickback Statute requires mandatory exclusion from participation in federal health care programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and those activities may be subject to scrutiny or penalty if they do not qualify for an exemption or safe harbor.

•	The federal civil False Claims Act (“FCA”), prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. This statute also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as FCA defendants in addition to the corporations. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $5,500 to $11,000 per false claim or statement ($10,781 to $21,563 per false claim or statement for penalties assessed after August 1, 2016 for violations occurring after November 2, 2015, and $10,957 to $21,916 per false claim or statement for penalties assessed after February 3, 2017 for violations occurring after November 2, 2015). Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.

•	The federal False Statements Statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services.

•	The federal Civil Monetary Penalties Law authorizes the imposition of substantial civil monetary penalties against an entity, such as a pharmaceutical manufacturer, that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment.

•	The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), which imposes requirements on certain types of people and entities relating to the privacy, security, and transmission of individually identifiable health information, and requires notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

•	The federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members, which is published in a searchable form on an annual basis;

•	State laws comparable to each of the above federal laws, such as, for example, anti-kickback and false claims laws that may be broader in scope and also apply to commercial insurers and other non-federal;

•	Payors requirements for mandatory corporate regulatory compliance programs, and laws relating to patient data privacy and security. Other state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

•	In the European Union, the General Data Protection Regulation (“GDPR”)—Regulation EU 2016/679—which was adopted in May 2016 and will become applicable on May 25, 2018. The GDPR is intended to harmonize data protection requirements across the European Union member states by establishing new and expanded operational requirements for entities that collect, process or use personal data generated in the European Union, including consent requirements for disclosing the way personal information will be used, information retention requirements, and notification requirements in the event of a data breach.

If our operations are found to be in violation of any such health care laws and regulations, we may be subject to penalties, including administrative, civil and criminal penalties, monetary damages, disgorgement, imprisonment, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA or foreign regulatory authorities, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, any of which could adversely our financial results. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

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

We do not intend to engage in the manufacture of Aramchol other than for pre-clinical and clinical studies, but we or our materials suppliers may face manufacturing or quality control problems causing product production and shipment delays or a situation where we or the supplier may not be able to maintain compliance with the FDA’s or foreign regulators’ requirements necessary to continue manufacturing Aramchol. Drug manufacturers are subject to ongoing periodic unannounced inspections by the FDA and corresponding foreign regulators to ensure continuing compliance with applicable requirements. Any failure to comply with FDA or foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop and market Aramchol and any future product candidates.

If a third-party manufacturer with whom we contract is unable to comply with manufacturing requirements, we may be subject to fines, unanticipated compliance expenses, recall or seizure of Aramchol or any future product candidates, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions could adversely affect our financial results and financial condition.

Our market is subject to intense competition. If we are unable to compete effectively, Aramchol or any other potential product candidate that we develop may be rendered suboptimal, noncompetitive or obsolete.

There are a number of products in development for NASH, many of which are being developed by pharmaceutical companies that are far larger than us, with significantly greater resources and more experience than us in all aspects of drug development and commercialization. Further, our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large, fully-integrated pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals, some of which may compete with Aramchol or other product candidates. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These companies may have products in development that are superior to Aramchol. Key competitive factors affecting the commercial success of Aramchol and any future product candidates that we develop are likely to be efficacy, time of onset, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

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

Our competitors currently include companies with marketed products and/or advanced clinical programs. The majority of our competitors include, but are not limited to, Intercept Pharmaceuticals, Inc., Genfit S.A., Gilead Sciences, Inc., Allergan, Plc., Madrigal Pharmaceuticals Inc., Conatus Pharmaceuticals Inc., and Novartis, among others. See also “Item 4. Information on the Company—Competition.” Moreover, several additional companies have reported the commencement of research projects and proof-of-concept trials related to NASH, including those mentioned in the preceding sentence.

We face potential product and other liability exposure, and, if claims are brought against us, we may incur substantial liability.

Aramchol and any future product candidates could cause adverse events. These adverse events may not be observed in clinical trials, but may nonetheless occur in the future. If any of these adverse events occur, they may render Aramchol and any future product candidates ineffective or harmful in some patients, and our sales would suffer, materially adversely affecting our business, financial conditions and results of operations.

In addition, potential adverse events caused by Aramchol and any future product candidates, could lead to product liability claims. Product liability claims might be brought against us by consumers, healthcare providers or others coming into contact with Aramchol and any future product candidates. If we cannot successfully defend ourselves against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in, among other things:

•	decreased demand for Aramchol or any other product candidate for which we obtain marketing approval;

•	impairment of our business reputation and exposure to adverse publicity;

•	increased warnings on product labels or other regulatory actions;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	loss of revenue; and

•	the inability to successfully commercialize Aramchol or any future product candidates, for which we obtain marketing approval.

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

The product liability insurance we will need to obtain in connection with the commercial sales of Aramchol and any future product candidates, if and when they receive regulatory approval, may be unavailable in meaningful amounts or at a reasonable cost. If we are the subject of a successful product liability claim that exceeds the limits of any insurance coverage we obtain, we would incur substantial charges that would adversely affect our earnings and require the commitment of capital resources that might otherwise be available for the development and commercial launch of Aramchol and any future product candidate's programs.

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

As a public company, we operate in an increasingly challenging regulatory environment which requires us to comply with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Actˮ), and the related rules and regulations of the SEC and securities exchanges, expanded disclosures, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, until the date we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Actˮ), because we are taking advantage of the exemptions contained in the JOBS Act. We will remain an emerging growth company until, subject to certain conditions, the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700.0 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

We may experience rapid and substantial growth in order to achieve our operating plans, which will place a strain on our human and capital resources. Successful implementation of our business plan will require management of growth, which will result in an increase in the level of responsibility for management personnel. We currently have a relatively small number of employees and, in the event we continue the clinical development of Aramchol into Phase III pivotal study independently, we will need to substantially increase our operations, including expanding our employee base of managerial, operational, clinical and financial personnel. Any future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. To that end, we must be able to, among other things:

•	manage our clinical trials and the regulatory process effectively;

•	develop our administrative, accounting and management information systems and controls;

•	hire and train additional qualified personnel; and

•	integrate current and additional management, administrative, financial and sales and marketing personnel.

If we are unable to establish, scale-up and implement improvements to our control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, investors may choose not to invest in us, which could cause our share price to decline and negatively impact our ability to successfully commercialize Aramchol and any future product candidates.

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

A deterioration in global economic conditions and uncertainties may have an adverse effect on our business. For instance, interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the value of our investments, if any, and our ability to liquidate such investments in order to fund our operations. Interest rates and the ability to access credit markets could also adversely affect the ability of patients and distributors to purchase, pay for and effectively distribute Aramchol and any future product candidates.

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

The Israeli Ministry of Health permits the conduct of multiple biopsies under restricted conditions

On March 9, 2015, we announced that we had begun the enrollment stage of our Phase IIb ARREST Study of Aramchol in 247 biopsy-diagnosed patients with NASH who are overweight or obese and have pre diabetes or type II diabetes mellitus. The primary endpoint of the study is a significant reduction of liver fat, as measured by magnetic resonance spectroscopy (“MRSˮ), which is a noninvasive and sensitive method for quantification the amount of fat in the liver. The main secondary endpoints of the ARREST Study include fibrosis improvement and resolution of NASH in biopsies, which can be assessed only at the completion of the study and by repeated liver biopsy. We are conducting a portion of our ARREST Study in Israel. Although the Israeli Ministry of Health has granted us approval to conduct our ARREST Study including patients that underwent a liver biopsy independently and previously to the study (as warranted by their medical condition), it has taken exception to the necessity of conducting a second biopsy at the end of the trial period, as specified by the trial protocol. As this position is inconsistent with the already established guidance by the FDA and the EMA, it was unexpected. After conducting a close dialogue with the Israeli Ministry of Health, in September 2016, the Israeli Ministry of health released a general guidance, which allowed performance of biopsies as part of clinical trials conducted in Israel subject to compliance with met criteria. However, 26 patients from Israel, eligible for an end of study biopsy, did not perform the second biopsy. We have defined in our statistical analysis plan (SAP) an analysis set for liver biopsy data which will not include Israeli participants that are lacking the pair of biopsies due to regulatory limitation.

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

Risks Related to Our Reliance on Third Parties

We have no manufacturing capacity and anticipate reliance on third-party manufacturers for Aramchol.

We do not currently operate manufacturing facilities for the production of Aramchol or its API. We still have not, and may never, develop facilities for the manufacture of product candidates or products for clinical trials or commercial purposes. We rely, and for the foreseeable future, will continue to rely, on third-party manufacturers to produce bulk drug products required for our clinical trials. We plan to initially rely upon contract manufacturers and, potentially, collaboration partners, to manufacture commercial quantities of Aramchol and any future product candidates, if and when approved for marketing by the applicable regulatory authorities. Our contract manufacturers have not completed process validation for Aramchol or the Aramchol API manufacturing processes. If our contract manufacturers and their facilities, as applicable, are not approved by the FDA, or other applicable regulatory authorities, our commercial supply of the drug substance will be significantly delayed and may result in significant additional costs. We purchase finished Aramchol from a third-party under a clinical supply agreement. If we will be required to change the finished product manufacturer, we may encounter significant delay and likely significant additional cost.

A failure by our contract manufacturer to achieve and maintain high manufacturing standards, in accordance with applicable good manufacturing practices and other applicable regulatory requirements could result in patient injury or death, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business. Contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel.

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

Although we may ultimately develop a marketing and sales force with technical expertise and supporting distribution capabilities in the longer term, we do not currently intend to do so and, as such, we will be unable to market Aramchol directly in the near future. To promote any of our potential products through third parties, we will have to locate acceptable third parties for these functions and enter into agreements with them on acceptable terms, and we may not be able to do so. Any third-party arrangements we are able to enter into may result in lower revenues than we could achieve by directly marketing and selling our potential products. In addition, to the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, as well as the terms of our agreements with such third parties, which cannot be predicted in most cases at this time. As a result, we might not be able to market and sell Aramchol in the United States or overseas, which would have a material adverse effect on us.

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

To compete effectively, we must develop and maintain a proprietary position with regard to our own technologies, intellectual property, licensing agreements, product candidates and business. Legal standards relating to the validity and scope of claims in the biotechnology and biopharmaceutical fields are still evolving. We cannot predict the scope and extent of patent protection for Aramchol because the patent positions of pharmaceutical products are complex and uncertain. Therefore, the degree of future protection for our proprietary rights in our core technologies and any product candidates or products that might be developed using these technologies is also uncertain. The risks and uncertainties that we face with respect to our patents and other proprietary rights include, but are not limited to, the following:

•	while the patents we own have been issued, pending patent applications we have filed may not result in issued patents or may take longer than we expect to result in issued patents;

•	we may be subject to interference, reexamination, inter pares review, or post-grant review proceedings in the U.S.;

•	we may be subject to opposition proceedings in certain foreign countries;

•	any patents that are issued may not provide meaningful protection for any significant period of time, if at all;

•	any issued patents may not be broad or strong enough to prevent competition from other products including identical or similar products;

•	we may not be able to develop additional proprietary technologies that are patentable;

•	there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim;

•	there may be other patents or pending patent applications existing in the patent landscape that will affect our freedom to operate for Aramchol;

•	other companies may challenge and invalidate patents licensed or issued to us or our customers;

•	a court could determine that a competitor’s technology or product does not infringe our patents;

•	other companies may independently develop similar or alternative technologies, or duplicate our technologies;

•	other companies may design around technologies we have licensed or developed;

•	if we are not awarded patents or if issued patents expire or are declared invalid or not infringed, there may be no protections against competitors making generic equivalents;

•	enforcement of patents is complex, uncertain and expensive, and our patents may be found invalid or enforceable;

•	our patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

•	if we encounter delays in our development or clinical trials, the period of time during which we could market Aramchol under patent protection would be reduced.

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

The composition of matter patents pertaining to Aramchol will expire on March 25, 2019 worldwide outside of Israel and on April 8, 2018 in Israel. We do not expect that we will be able to submit an NDA seeking approval of Aramchol prior to the composition of matter patents’ expiration date. However, because Aramchol is regarded as a new chemical entity (“NCEˮ), following approval of an NDA, if we are the first applicant to obtain NDA approval, we may be entitled to up to five years of patent term extension in the United States with respect to such NCE, and provided that the use patent with respect to Aramchol in the treatment of fatty liver will still be in force when the approval of the NDA is received from the FDA. The non-extended patent term for such use patent, is due to expire on April 15, 2022 worldwide and on April 17, 2021 in Israel. The U.S. patent was extended by a patent term adjustment of 567 days, resulting in an effective expiration date in the U.S. of November 3, 2023. Analogous mechanisms for protecting the interests of innovator drug companies to compensate for regulatory review and other hurdles they must overcome, of varying duration, may be available in Europe and other foreign jurisdictions. In addition, a term of data exclusivity of up to 5 years will be available for the first approved clinical use of this NCE in the U.S. and for longer periods in other jurisdictions, if Aramchol receives regulatory approval. Although the Company believes that it may be able to protect its exclusivity in its field of activity through such use patent portfolio and such period of exclusivity, the lack of composition of matter patent protection may diminish the Company’s ability to maintain a proprietary position for its intended uses of Aramchol. Moreover, the Company cannot be certain that it will be the first applicant to obtain an FDA approval for any indication of Aramchol and it cannot be certain that it will be entitled to NCE exclusivity. Such diminution of Aramchol’s proprietary position could have a material adverse effect on our business, results of operation and financial condition.

Others may obtain issued patents that could prevent us from commercializing Aramchol and any future product candidates or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. As to those patents that we have licensed, our rights depend on maintaining our obligations to the licensor under the applicable license agreement, and we may be unable to do so.

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

There can be no assurance that the U.S. Patent and Trademark Office (the “USPTOˮ), will issue any patents based on the patent applications that we submitted to protect our Aramchol salts, nor, should the USPTO issue any patents to us with respect to the Aramchol salts, that we will be provided with adequate protection against potentially competitive products. Furthermore, if the USPTO issues us one or more patents for the Aramchol salts, there can be no assurance that the issued patents will be of any commercial value, or that private parties or competitors will not successfully challenge these patents or circumvent these patents in the United States or their counterparts abroad. In the absence of adequate patent protection, our business may be adversely affected by competitors who develop comparable technology or products.

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

Certain of our intellectual property rights may be licensed from third parties, including universities and strategic partners. Such third parties may determine not to or fail to protect the intellectual property rights that we license from them and we may be unable to defend such intellectual property rights on our own or we may have to undertake costly litigation to defend the intellectual property rights of such third parties. There can be no assurances that we will continue to have proprietary rights to any of the intellectual property that we license from such third parties or otherwise have the right to use through similar strategic relationships. Any loss or limitations on use with respect to such intellectual property licensed from third parties or otherwise obtained from third parties with whom we have entered into strategic relationships could have a material adverse effect on our business, results of operations and financial condition.

We may infringe the intellectual property rights of others, which may prevent or delay Aramchol or any future product candidate's development efforts and stop us from commercializing, or increase the costs of commercializing, Aramchol or any future product candidates.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. For example, there could be issued patents of which we are not aware that Aramchol infringe. There also could be patents that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that Aramchol infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that Aramchol infringes.

Third parties may assert that we are employing their proprietary technology without authorization. If a court held that any third-party patents are valid, enforceable and cover Aramchol and any future product candidates or their use, the holders of any of these patents may be able to block our ability to commercialize Aramchol and any future product candidates unless we obtained a license under the applicable patents, or until the patents expire. In addition to litigation proceedings which may be filed against us, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost or on reasonable terms. Any inability to secure licenses or alternative technology could result in delays in the introduction of Aramchol or any future product candidates or lead to prohibition of the manufacture or sale of products by us.

We may be unable to adequately prevent disclosure and unauthorized use of trade secrets and other proprietary information by third parties.

Our ability to obtain and maintain patent protection and trade secret protection for our intellectual property and proprietary technologies, Aramchol and any future product candidates and their uses is important to our commercial success. We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and confidentiality agreements, licenses, assignment of inventions agreements and other restrictions on disclosure and use to protect our intellectual property rights.

We also rely on trade secrets to protect our proprietary know-how and technological advances, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain trade secret protection could enable competitors to use our proprietary information to develop products that compete with Aramchol or any future product candidates or cause additional material adverse effects upon our competitive business position.

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

In addition, under the Israeli Patent Law, 5727-1967 (the “Patent Lawˮ), inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committeeˮ), a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Recent case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patent Law). Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and former employees, or be forced to litigate such claims, which could negatively affect our business.

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

Moreover, there is no guarantee that any prevailing patent owner would offer us a license so that we could continue to engage in activities claimed by the patent, or that such a license, if made available to us, could be acquired on commercially acceptable terms. In addition, third parties may, in the future, assert other intellectual property infringement claims against us with respect to future product candidates, technologies or other matters.

In addition, our patents and patent applications could face challenges. Any of these challenges, if successful, could result in the invalidation of, or in a narrowing of the scope of, any of our patents and patent applications subject to challenge. Any of these challenges, regardless of their success, would likely be time consuming and expensive to defend and resolve and would divert our management’s time and attention.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect Aramchol or any future product candidates.

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

Since our initial public offering, the trading price of our ordinary shares has been volatile and is likely to continue to be volatile. In addition, the trading volume is and has been volatile and oftentimes relatively illiquid. The following factors, some of which are beyond our control, in addition to other risk factors described in this section, may have a significant impact on the market price and trading volume of our ordinary shares:

•	delays in existing clinical trials;

•	inability to obtain the approvals necessary to commence further clinical trials;

•	unsatisfactory or inconclusive results of clinical trials;

•	termination of clinical trials;

•	adverse events in our ongoing clinical trials;

•	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•	announcements of therapeutic innovations or new products by us or our competitors;

•	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	changes or developments in laws or regulations applicable to Aramchol;

•	any adverse changes to our relationship with manufacturers or suppliers;

•	any product liability actions or intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	achievement of expected product sales and profitability or our failure to meet expectations;

•	our commencement of, or involvement in, litigation;

•	any major changes in our board of directors (the “Boardˮ), management or other key personnel;

•	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

•	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

•	expiration or terminations of licenses, research contracts or other collaboration agreements;

•	public concern as to the safety of drugs we, our licensees or others develop;

•	success of research and development projects;

•	variations in our and our competitors’ results of operations;

•	changes in earnings estimates, cash flow guidance, or recommendations by securities analysts;

•	developments by our licensees, if any; and

•	future issuances of ordinary shares or other securities.

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

Our President and Chief Executive Officer along with our Chairman of the Board, or our principal shareholders, currently beneficially own approximately 35.1% of our outstanding ordinary shares. Therefore, our principal shareholders will be able to exert significant control over matters submitted to our shareholders for approval.

Our President and Chief Executive Officer along with our Chairman of the Board, or our principal shareholders, currently beneficially own approximately 35.1% of our outstanding ordinary shares. Therefore, our principal shareholders will be able to exert significant control over matters submitted to our shareholders for approval. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning stock in companies with controlling shareholders.

Sales of a substantial number of our ordinary shares in the public market could cause our share price to fall.

Sales of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares. Prior to the consummation of our initial public offering and in accordance with the terms of the Tax Pre-Ruling, the holders of substantially all of our then-outstanding approximately seven million ordinary shares and options agreed not to sell or dispose of our ordinary shares for a period of two years following the consummation of the Reorganization, subject to certain exceptions. To date, the lock-up period has expired and substantially all of our outstanding shares are eligible for unrestricted sale. Sales of shares by these shareholders would likely result in the supply of our ordinary shares far exceeding the demand for our ordinary shares and could have a material adverse effect on the trading price of our ordinary shares.

Raising additional capital would cause dilution to our existing shareholders, and may restrict our operations or require us to relinquish rights.

We may seek additional capital through a combination of private and public equity offerings, “at-the-market” issuances, equity-linked and structured transactions, debt (straight, convertible, or otherwise) financings, collaborations and licensing arrangements. Under our existing “at the market” equity offering program (the “ATM Offering”), as of December 31, 2017, we may sell, from time to time, up to approximately $29.0 million of additional ordinary shares. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us. Depending upon market liquidity at the time, additional sales of shares registered at any given time could cause the trading price of our ordinary shares to decline.

Our U.S. shareholders may suffer adverse tax consequences due to our classification as a passive foreign investment company).

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFICˮ), for U.S. federal income tax purposes. Based upon our review of our financial data, we believe that we were not a PFIC for our 2017 taxable year and do not expect to be a PFIC for the 2018 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2018 or for any other taxable year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder (as defined below) owns ordinary shares, such U.S. Holder could face adverse U.S. federal income tax consequences. For example, such U.S. Holder could be subject to additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition of our shares, whether or not we continue to be characterized as a PFIC. One way in which certain of the adverse consequences of PFIC status can be mitigated is for a U.S. Holder to make an election to treat us as a qualified electing fund (“QEFˮ). A shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings and net capital gain of the QEF, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. An election to treat us as a QEF will not be available if we do not provide the information necessary to make such an election. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election. See also “Item 10. Additional Information—E. Taxation— Certain U.S. Federal Income Tax Considerations.”

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

We have never declared or paid cash dividends on our ordinary shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Moreover, the Israeli Companies Law, 5759-1999, as amended (the “Companies Lawˮ), imposes certain restrictions on our ability to declare and pay dividends. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Dividend Policy” for additional information.

The requirements associated with being a public company require significant company resources and management attention.

We are subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Actˮ), the Sarbanes-Oxley Act, the listing requirements of the Nasdaq Capital Market, on which our ordinary shares are traded, and other applicable securities rules and regulations. The Exchange Act requires that we file periodic reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and the Nasdaq Capital Market may also impose various additional requirements on public companies. As a result, we incurred and will continue to incur additional legal, accounting and other expenses that we did not incur as a privately-held company, particularly after we are no longer considered an “emerging growth company” as defined in the JOBS Act. Further, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our development plans. We have made and will continue to make changes to our corporate governance standards, compensation policy, disclosure controls and financial reporting and accounting systems to meet our reporting obligations and applicable law. The measures we take, however, may not be sufficient to satisfy our obligations as a public company, which could subject us to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

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

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

•	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•	the “say on pay” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Actˮ), requiring a non-binding shareholder vote to approve compensation of certain executive officers, and the Dodd-Frank Act’s “say on golden parachute” provisions requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations and some of the disclosure requirements of the Dodd-Frank Act relating to compensation of our President and Chief Executive Officer;

•	any rules that may be adopted by the Public Company Accounting Oversight Board (the “PCAOBˮ), requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements; and

•	our ability to furnish two rather than three years of income statements and statements of cash flows in various required filings.

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

As a “foreign private issuer,” we are permitted to, and currently do, follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the Nasdaq Capital Market (the “Nasdaq Listing Rulesˮ), for domestic U.S. issuers. For instance, we currently follow home country practice in Israel with regard to, among other things, director nomination procedure and approval of compensation of officers. In addition, we may follow our home country law instead of the Nasdaq Listing Rules that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the Nasdaq Listing Rules applicable to domestic U.S. issuers. See “Item 16G. Corporate Governance.”

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

Our ordinary shares may be a “penny stock” if, among other things, the share price is below $5.00 per share, we are not listed on a national securities exchange or we have not met certain net tangible asset or average revenue requirements. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser’s written agreement to the purchase. Broker-dealers must also provide customers that hold penny stock in their accounts with such broker-dealer a monthly statement containing price and market information relating to the penny stock. If a penny stock is sold to an investor in violation of the penny stock rules, the investor may be able to cancel its purchase and get its money back.

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

Our executive offices are located in Tel Aviv, Israel. In addition, the majority of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel, causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, in particular, Iran.

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

Our functional currency is the U.S. dollar. We incur expenses in U.S. dollars, Euros and New Israeli Shekels (“NISˮ). As a result, we are exposed to the risks that the Euro and the NIS may appreciate relative to the U.S. dollar, or, if either the Euro and the NIS devalue relative to the U.S. dollar, that the inflation rate in the EU and in Israel may exceed such rate of devaluation of the Euro and the NIS, or that the timing of such devaluation may lag behind inflation in the EU and in Israel. In any such event, the U.S. dollar cost of our operations in the EU and in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2017 was $1.00 = Euro 0.89 and $1.00 = NIS 3.6. We cannot predict any future trends in the rate of inflation in the EU and in Israel or the rate of devaluation, if any, of either the Euro or the NIS against the U.S. dollar. As of the date hereof, neither the inflation rate in the EU nor in Israel has exceeded the rate of devaluation of the Euro or the NIS, respectively, during the calendar years, 2014, 2015, 2016 or 2017.

Provisions of Israeli law and our articles of association (“Articlesˮ), may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

The Companies Law regulates, among others, mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. See “Item 10. Additional Information—B. —Mergers and Acquisitions under Israeli Law” for additional information.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. See “Item 10. Additional Information—E. Taxation—Certain Israeli Tax Considerations” for additional information.

Moreover, the classification of our Board into three classes with terms of approximately three years each, per our Articles, the requirement of affirmative vote of at least 75% of the voting rights represented personally or by proxy and voting thereon at a general meeting in order to amend or replace our Articles and the requirement under the Companies Law to have at least two external directors who cannot readily be removed from office, together with the other provisions of the Articles and Israeli law, could deter or delay potential future merger, acquisition, tender or takeover offers, proxy contests or changes in control or management of the Company.

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

ITEM 4. Information on the Company.

A.	Historical Background and Corporate Structure

Our Company, Galmed Pharmaceuticals Ltd., was incorporated in Israel on July 31, 2013 as a privately held company and is governed by the Companies Law. However, our business has been operating since 2000 under a different group of companies established in the same year (the “Groupˮ). Originally, we operated under the parent company, GHI. GHI held all of the equity rights in and to GTTI. GTTI held all of the equity rights in and to GIL (other than 0.1% of the share capital held by GHI). GIL held all of the equity rights in and to GMR. Our intellectual property was held by GIL. The research and development was conducted by GMR as a service to GIL on a cost plus basis. GIL was responsible for all product development.

On February 2, 2014, we underwent the Reorganization, pursuant to which all of our intangible assets (including our intellectual property) were transferred from GIL to GRD. The Reorganization was effectuated by share transfers and asset transfers, resulting in the Company as the parent company and 100% equity-owner of the following companies: (1) GRD, which holds all the Group’s intellectual property, including the Company’s patent portfolio; (2) GIL, which is an inactive company; and (3) GTTI, which was liquidated in 2017. GIL holds GMR, which became an inactive company in 2015. The Reorganization was conducted in order to simplify our capital structure, reduce our operating cost and to improve our ability to raise funds. Immediately prior to the Reorganization, all our shareholders collectively held 9,739 ordinary shares of GHI. In connection with the Reorganization, and in accordance with the Tax Pre-Ruling, we issued to all such shareholders ordinary shares of the Company, such that upon the Reorganization all our shareholders collectively held 7,099,731 ordinary shares of the Company, in the same proportion among all shareholders, which reflected a ratio of 729 ordinary shares of the Company for each ordinary share of GHI.

The following is a diagram of our corporate structure (following GTTI's liquidation):

On March 18, 2014, we completed our initial public offering and since then have been listed on the Nasdaq Capital Market under the symbol “GLMD”.

Our principal executive offices and registered office in Israel are located at 16 Tiomkin Street, Tel Aviv, Israel, 6578317 and our telephone number is +972-3-693-8448. Our website address is http://www.galmedpharma.com. The information contained on, or that can be accessed through, our website is neither a part of nor incorporated into this annual report. We have included our website address in this annual report solely as an inactive textual reference. Puglisi & Associates (“Puglisiˮ), serves as our authorized representative in the United States for matters concerning our IPO, our registration statement filing on Form S-8, our Form F-3, 2016 Agreement and the Sales Agreement. Puglisi’s address is 850 Library Avenue, Newark, Delaware 19711.

We use our website (http://www.galmedpharma.com) as a channel of distribution of Company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this annual report.

Other than as described in “Item 5. Operating and Financial Review and Prospects—Contractual Obligations”, we have not had any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, since January 1, 2014. Additionally, we have not had any material capital divestitures since January 1, 2014.

B.	Business Overview

We are a clinical-stage biopharmaceutical company focused on the development of the liver targeted stearoyl-coenzyme A desaturase-1 (“SCD1ˮ) modulator Aramchol, a first in class, novel, once-daily, oral therapy for the treatment of NASH for variable populations, as well as other liver associated disorders. We believe that our product candidate, Aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that constitutes a large unmet medical need.

Aramchol is a synthetic conjugate of cholic acid, or a type of bile acid, and arachidic acid, or a type of saturated fatty acid, both of which, in their non-synthetic forms, are naturally occurring. The conjugated molecule acts upon important metabolic pathways, reducing fat accumulation in the liver, improving fatty acid oxidation and regulating the transport of cholesterol. The ability of Aramchol to decrease liver fat content may also reduce the inflammation and fibrosis in the liver and the risk of cardiovascular complications associated with NASH. Pre-clinical studies suggest Aramchol effect on fibrosis is also direct via collagen production from human hepatic stellate cells. We believe that Aramchol’s ability to reduce liver fat and liver fibrosis and the safety profile observed to date will enable it to be a safe and effective treatment for all stages of NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus and prevent the hepatic complications associated therewith.

On February 1, 2015, we began our ARREST Study, a multi-center, randomized, double-blind, placebo-controlled, dose-ranging Phase IIb clinical trial of Aramchol, in 247 patients who are overweight or obese and have pre diabetes or type II diabetes mellitus and who have been biopsy-diagnosed as having NASH. We have initiated this study in Israel, Europe, Latin America, China and the United States (pursuant to an IND authorized by FDA). Our ARREST Study for Aramchol in OD NASH patients is in accordance with the study design recommended by the Medicines and Healthcare Products Regulatory Agency (“MHRAˮ), and has been deemed acceptable by Bundesinstitut für Arzneimittel und Medizinprodukte, a German medical agency (“BfArMˮ), and deemed satisfactory by Agence nationale de sécurité du médicament, a French medical agency (“ANSMˮ). The BfArM and ANSM also confirmed, in minutes of each of their respective scientific advisory meetings, that if successful, the ARREST Study may serve as a basis for Phase III pivotal trials of Aramchol. The FDA and MHRA invited us to discuss the next steps in the development of Aramchol after we analyze the results of the ARREST Study. If the Phase III trial(s) are successful, we intend to submit an NDA to the FDA and an MAA to the EMA for the approval of Aramchol for the treatment of NASH in the United States and Europe. More information about the ARREST Study may be found on ClinicalTrials.gov identifier: NCT02279524.

Originally, we intended to perform a ‘futility analysis’ as part of the ‘interim analysis.’ The futility analysis would have reviewed the data both for safety signals and determined whether subjects receiving Aramchol showed an observable reduction in liver fat concentration, as measured by MRS. The independent DSMB would have then made a “go/no go” decision based on the MRS data at six months. The absence of significant MRS-related results at the six month point could have resulted in the termination of the study based on the absence of clinical benefit in the interim review and was therefore considered a futility analysis.

However, in light of the FDA and AASLD clinical guidance for the development of diagnostic and therapeutic modalities for the treatment of NASH published in early 2015, it has become increasingly clear that histological data (liver biopsy) will be absolutely required to seek regulatory approval for NASH drugs, not merely MRS data. This conclusion was further supported by two Phase III protocols (the REGENERATE Study, NCT02548351, and RESOLVE-IT study- NCT 02704403), which also require fibrosis improvement or resolution of NASH as measured by histological data. As such, the entire twelve month dataset will be necessary to judge the viability of Aramchol, and potential further development thereof.

Thus, the scope of the interim analysis we conducted after 120 patients in our ARREST Study completed six months of treatment was limited to analysis of safety related signals only, conducted by the DSMB. The interim analysis does not include review of the data with respect to any efficacy endpoints. On February 8, 2017, the DSMB met in order to review the accumulated safety data in accordance with a protocol defined safety interim review and has met periodically thereafter. Following its review of the data, the DSMB recommended continuation of the ARREST Study without changes. The last DSMB meeting to date occurred on December 6, 2017 and the DSMB recommended continuation of the study without changes.

We have completed randomization into the ARREST Study with 247 randomized patients. Baseline histology of patients enrolled into the ARREST study demonstrates a population with advanced disease, with 60% having stage 2 and 3 fibrosis at baseline and 70% have NAS>5 .. Top line data from the ARREST Study are expected to be available during June 2018.

Non-Alcoholic Fatty Liver Disease (NAFLD) / Non-Alcoholic Steato-Hepatitis (NASH)

It is estimated that the global prevalence of Non-Alcoholic Fatty Liver Disease (NAFLD), the precondition to NASH, is approximately 25% in the general population and much higher in certain high risk groups. This disease is also now recognized as one of the most common liver disorders, and a significant growing public health problem. In the US alone, 80-100 million people are said to be affected by NAFLD, and its prevalence is rapidly growing in parallel with metabolic syndromes, particularly obesity and diabetes.

NAFLD is characterized by the accumulation of fat of 5% or greater in the liver of people who drink alcohol only in moderation, or not at all. There may be numerous causes of NAFLD, however, the disease is mostly associated with a high fat, fructose-rich diet. Although NAFLD is generally asymptomatic, it is a major risk factor for liver inflammation (NASH) and scarring (fibrosis and cirrhosis). In addition, NAFLD is also associated with metabolic syndrome and cardiovascular disease. Currently, NAFLD can only be managed through lifestyle improvements, such as weight reduction and physical activity.

NASH is an emerging world crisis impacting an estimated 3% to 5% of the U.S. population and an estimated 2% to 4% globally, and is associated with increased risk of liver cirrhosis, liver failure, hepatocellular cancer, as well as metabolic and cardiovascular diseases. The major characteristics of NASH are elevated liver fat, inflammation, ballooning and fibrosis.

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

In 2015, the FDA and AASLD issued clinical guidance for the development of diagnostic and therapeutic modalities for the treatment of NASH based on the joint workshop held on September 5-6, 2013. The guidance serves as a broad framework for discussions with different companies and the requirements for pivotal studies for receiving regulatory approval are decided case-by-case depending on the products profile and previous studies results. The current regulatory path may be inferred from the ongoing pivotal studies. To date, there are several pivotal studies in NASH that are ongoing. These studies include a histology based interim after 48 or 72 weeks of treatment which is intended for marketing approval while the study continues to a clinical end-point. The end-points in these studies are either NASH resolution or fibrosis improvement.

There is an exceptionally wide range of estimates regarding the potential commercial market for NASH. This uncertainty stems from (i) the overall size of the patient population, (ii) the percentage of the addressable market that will be diagnosed and, subsequently, seek treatment, (iii) the ultimate cost of the therapies, (iv) the number of approved drugs for NASH and their profile. Some of these factors cannot be known until NASH drugs begin to hit the market, which based on analysts’ estimates, will likely be 2020 at the earliest or biomarkers replacing the biopsy diagnosis are validated. Independent estimates generally estimate a commercial multi billion market in developed countries, though we do not endorse any estimates, which are based on a number of different underlying assumptions.

Aramchol for NASH

Overview

Our product candidate, Aramchol, is a first-in-class synthetic FABAC which we are developing for once-daily oral treatment for NASH in patients who are overweight or obese and have prediabetes or type II diabetes mellitus.

Early in its development, Aramchol’s ability to modulate hepatic lipid metabolism was observed and validated in numerous pre-clinical trials with different animal species. Mice fed a high fat diet and treated with Aramchol did not develop fatty liver as compared to non-treated mice. In these early studies, we also observed that the mechanism of this effect was not a result of malabsorption of fat in the intestines because the FABAC-treated mice gained weight throughout the test periods to a similar degree to the control mice. This led us to conclude that FABAC therapy triggers a beneficial modulation of intra-hepatic lipid metabolism and reduces liver fat content.

In in-vitro and in vivo studies, Aramchol down regulates the SCD1 enzyme, an enzyme recognized as playing an important role in the metabolism of fatty acids. The SCD1 enzyme is essentially the gateway that regulates the use and storage of fat in the body by converting saturated fatty acids to monounsaturated fatty acids. Experimental animal studies showed that complete inhibition of the SCD1 enzyme protects against diet-induced obesity, hepatic steatosis, or fatty liver, and insulin resistance by instructing the body to use, rather than store, all fatty acids. However, various animal studies have indicated that such complete SCD1 enzyme inhibition has mechanism based serious side effects, such as atherosclerosis, and eye and skin disorders. As observed by us in our pre-clinical and clinical studies performed to date, and subsequently published in the European Journal of Gastroenterology and Hepatology and Archives of Medical Research in 2008 and 2010 respectively, one of Aramchol’s unique characteristics is that it down regulates the SCD1 enzyme but does not inhibit it completely – a partial effect. To date, side effects that have been observed in animals with knock out of SCD1 have not been observed in our toxicology and clinical studies.

Aramchol also has the ability to up-regulate ABCA1 and thereby induce “reverse cholesterol transport” in animal models. ABCA1 is an ATP-binding cassette transporter, also known as the cholesterol efflux regulatory protein (CERP), which is a regulator of cellular cholesterol and phospholipid homeostasis. In every cell of the body, the LDL receptor enables entry of cholesterol into the cell and the ABCA1 transporter pumps cholesterol out of the cell, where it is carried by high-density lipoprotein (“HDLˮ), to the liver to be excreted into the intestine. This pathway of cholesterol from the cell to the liver is called reverse cholesterol transport and is essential for maintaining cholesterol balance in the body. Excess LDL, or “bad,” cholesterol is deposited mainly in vascular walls, causing atherosclerosis, a vascular disease in which an artery wall thickens as a result of the accumulation of calcium and fatty materials, such as cholesterol. Activation of reverse cholesterol transport potentially reduces the bad cholesterol deposited in vascular walls and is therefore beneficial. As published in the Biochemical Journal, the Archives of Medical Research and the Current Opinion in Lipidology in 2006, 2010 and 2014, respectively, in several experimental models in animals, Aramchol has been shown in independent studies to increase ABCA1 activity by between 300% and 400%, thereby stimulating reverse cholesterol transport, reducing cholesterol levels and preventing atherosclerosis. An article in the April 2014 issue of Biochimie further supports the importance of the regulation of ABCA1-induced reverse cholesterol transport on the pathogenesis of NASH. Furthermore, in our recent non-clinical trials we identified a unique mechanism of Aramchol by which it up regulates the glutathione levels, thereby facilitating an improved fatty liver oxidation and reduction of reactive oxygen species (“ROS”) to better preserve normal redox homeostasis.

To better understand the role of Aramchol in NASH, we analyzed the effect of Aramchol in MCD diet model. The aim of this study was to investigate Aramchol’s mechanism of action and its effect on fibrosis using the methionine- and choline-deficient (MCD) diet model of NASH. We collected liver and serum from mice fed a MCD diet containing 0.1% methionine (0.1MCD) for four weeks, which developed steatohepatitis and fibrosis, as well as mice receiving a control diet; the metabolomes and proteomes were determined. 0.1MCD fed mice were given Aramchol (5mg/kg/day for the last 2 weeks); liver samples were analyzed histologically. Aramchol administration was found to reduce features of steatohepatitis and fibrosis in 0.1MCD fed mice. Aramchol downregulated the SCD1 enzyme, a key enzyme involved in triglyceride biosynthesis whose loss enhances fatty acid β-oxidation. In addition, Aramchol increased the flux through the transsulfuration pathway, leading to a rise in glutathione (GSH) and GSH/GSSG ratio, the main cellular antioxidant that maintains intracellular redox status. Comparison of the serum metabolomic pattern between 0.1MCD-fed mice and patients with NAFLD showed a substantial overlap. These findings were published in Hepatology Communications, Vol. 1, No. 9, 2017.

As the effect of Aramchol on fibrosis was first reported we further analyzed the direct effect of Aramchol on collagen production and reported down regulation of collagen production from the hepatic stellate cells (HSCs) by Aramchol. With that we could conclude that Aramchol has potential direct effect on collagen production and therefore reduces fibrosis indirectly by down regulation of steatosis by reducing the sequence of events but also directly affecting collagen producing cells. These findings were published in Hepatology Communications, Vol. 1, No. 9, 2017.

These findings led us to further analyze the effect of Aramchol using the Thiocatemide (TAA) rat model. TAA is the most commonly used toxic agents to induce liver fibrosis. Repeated IP injections of TAA leads to sever fibrosis / cirrhosis. Among all models for fibrosis, the TAA model share multiple characteristics with human liver fibrosis and is considered to best predict efficacy in humans. Results demonstrated that treatment with Aramchol 5mg/kg, significantly prevented TAA induced fibrosis in a dose dependent manner. These findings were presented at EASL, Amsterdam in April 2017 (The anti Fibrotic effect of Aramchol on liver Fibrosis in TAA animal model).

Phase I Single and Multiple-Dose Study of Aramchol in Healthy Male Volunteers (NCT00776841)

Aramchol was evaluated in two Phase I clinical trials (under a single protocol) to study its safety, tolerability and PK profile in healthy volunteers, in both single and multiple dose administrations. The first Phase I clinical trial was an escalating single-dose trial conducted in 17 healthy subjects testing Aramchol doses ranging from 30 mg to 900 mg, performed in one center in Israel. The subsequent Phase I clinical trial was a repeated-dose trial conducted over four days in 25 healthy subjects testing repeated daily doses of Aramchol of 30 mg and 300 mg, performed in one center in Israel. The profiles for the groups were similar and the maximal plasma concentration of Aramchol increased with the higher doses. The PK profile demonstrated that Aramchol is suitable at each dose for once-daily administration and there were neither significant adverse events observed in either Phase I trial nor any notable changes in biochemical, hematologic, cardiovascular or other safety parameters.

Phase IIA Trial: Aramchol Treatment in NAFLD or NASH Patients (NCT01094158)

In January 2012, we completed a 60 patient multi-center, randomized, double-blind, placebo-controlled Phase IIA clinical trial of Aramchol in patients with NAFLD or NASH between the ages of 18 and 75 in 12 centers in Israel. The Phase IIA study results were published in July 2014 in the peer-reviewed Clinical Gastroenterology and Hepatology Journal. The trial was performed in patients with either NAFLD or NASH, which design was deemed acceptable by the FDA in 2007 at a pre-IND scientific advisory meeting. The trial’s primary efficacy endpoint was a reduction in liver fat content, and did not consider inflammation or fibrosis, which can be diagnosed only by liver biopsy. We believe that the short study duration of three months of treatment followed by a one-month follow-up period did not warrant repeated biopsies. The trial evaluated the effects on liver fat content of 100 mg and 300 mg once-daily doses of Aramchol compared to a placebo. At the end of the three month treatment period, statistically significant reductions in liver fat concentration as measured by MRS were observed in the 300 mg patient group. Specifically, a 12.57% mean liver fat content reduction was observed in the 300 mg group, as compared to a mean reduction of 2.89% in the 100 mg group and a mean increase of 6.39% in the placebo-treated patients. These results indicate that the effects of Aramchol are dose-dependent, as demonstrated in the graph below, which presents the results with respect to the 57 patients who successfully completed the entire treatment period (three patients were excluded from data analysis because of one protocol violation and two withdrawal consents).

Relative Change in MRS from Baseline after Three Months of Treatment

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

There were no statistically significant differences among the three treatment groups for any of the secondary end points. There was a nonsignificant trend of mild weight reduction (P=.1) in the high dose Aramchol group. Serum adiponectin levels increased (0.2 ± 1.7 µg/mL) in the high-dose Aramchol group but decreased in the low-dose (-0.3 ± 1.5 µg/mL) and placebo groups (-0.7 ±_1.3 µg/mL) (P= 0.88 for trend of dose-response relationship by linear regression). FMD increased non significantly by 1.28% ± 2.92% in the high-dose group, by 0.34% ±3.54% in the low-dose group, and by 0.46% ± 2.28% in the placebo group.

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

The frequency of adverse events was similar in all treatment groups, and none of them were considered to be related to the treatment. All adverse events were mild or moderate and none were serious. None of the patients withdrew as a result of adverse events.

	Aramchol 300 mg (n=20), n (%)	Aramchol 100 mg (n=20), n (%)	Placebo (n=20) n (%)
Patients with adverse events	9 (45.0)	8 (40.0)	11 (55.0)
Preferred Term
Abdominal pain	1 (5.0)	1 (5.0)	2 (10.0)
Abdominal upper pain		2 (10.0)	1 (5.0)
Back pain	-	-	3 (15.0)
Constipation	-	-	2 (10.0)
Asthenia	-	-	2 (10.0)
Upper respiratory tract infection	2 (10.0)	-	-

The results of our Phase IIA clinical trial of Aramchol in the peer-reviewed Clinical Gastroenterology and Hepatology Journal were published in December 2014. The trial manuscript, entitled “The Fatty Acid-Bile Acid Conjugate Aramchol Reduced Liver Fat Content in Patients with Nonalcoholic Fatty Liver Disease,” provides the full report of the Phase IIA trial, which was completed in January 2012 and presented at the 47th Annual Meeting of the European Association for the Study of the Liver in 2012. Based on this Phase IIA proof-of-concept results, we established a development plan that we believe may confirm: (i) the good safety profile of Aramchol, (ii) the optimal dose of Aramchol, and (iii) efficacy on steatosis as well as fibrosis in patients with NASH.

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

The results showed dose-related, but less than dose-proportional, increases in the mean Aramchol plasma concentrations (“Cmaxˮ), area under the curve (“AUCˮ) (0-t), and AUC (inf) of 200 mg, 400 mg and 600 mg doses administered under fasting conditions or following a light meal, both at single and repeated dose administration. Cmax and AUC are metrics used to indicate the significance of a drug’s exposure. Steady-state was achieved by 144 hours (day seven). Administration of Aramchol after a high-fat, high-calorie meal afforded a 2.6 fold increase in exposure, as measured by Cmax, AUC(0-t), and AUC(inf) compared to the fasting group.

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

Pharmacokinetics of Single and Multiple Escalating Doses of Aramchol Administered under Fed Conditions in Healthy Chinese Volunteers (NCT 02803996)

In 2016, we performed the Chinese PK Study involving Chinese patients who are domiciled in the United States. We enrolled 66 patients in this study, consisting of two parts. In part A, 32 subjects received a single escalating dose; Part B enrolled 34 subjects which received a multiple escalating dose. Dr. Evelyn Darius served as the Study Investigator. After repeat dosing with 400 mg daily, the mean exposure over the dosing interval at steady state (AUC0-24) in Chinese was about 1.7-fold higher than in non-Chinese and at the 600 mg dose-level the corresponding difference was about 1.5-fold. No safety signal was identified in this study and we deemed no changes were required in the enrollment of Chinese patients into the ARREST Study. Moreover, having this Chinese PK Study data may give us a head start in future licensing discussions with potential Chinese partners for the development of Aramchol in China.

Additional Pre-clinical and Clinical Studies Required for Regulatory Submissions:

Toxicology Studies

Since the completion of the Phase IIA study, pre-clinical toxicology studies have been conducted to support our ongoing clinical programs and regulatory submissions. These studies were performed in compliance with the EMA’s ICH M3 (R2) guidelines by WIL Research, a global contract research organization, at its facility in Holland. The toxicity program for Aramchol included repeat dose studies of up to six months in rats and up to nine months in dogs by oral administration, the intended route of administration in the clinical trials and beyond. The dose level of 1000 mg/kg/day in rats and 1500 mg/kg/day in dogs, which is the maximal feasible dose in both species showed no-observed-adverse-effect-level (“NOAELˮ). There were no observations noted in the rat study. The findings in the dog study were limited to changes in plasma lipids, including decreases in total blood cholesterol levels, LDL, HDL and phospholipids, and a slight increase in the size of the adrenal glands, which were considered to be an extension of the primary pharmacology of Aramchol and non-toxic effects, and skin scales from week 13 onwards in all Aramchol-treated groups, with a dose-related incidence. After six months this was not accompanied by any microscopic alteration of the skin and therefore considered not toxicologically relevant. Results from the study show that after nine months the presence of scales in all Aramchol-treated groups was accompanied by minor test item-related microscopic findings in the skin: Hyperkeratosis of the epidermis, correlating to the scales, and keratin plugs in the hair follicles (in males at 750/500 and 1500 mg/kg). After a 12-week treatment-free recovery period, fewer scales were noted and microscopically there was partial recovery. As these findings were minor and no clinical symptoms like scratching were noted, these findings were considered not adverse.

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

Our Phase IIb ARREST Study for Aramchol

We believe that Aramchol will demonstrate effects on the three key pathologies of NASH: steatosis, inflammation and fibrosis.

We believe that Aramchol has a robust effect on lipid metabolism and fibrosis. The Phase IIa study confirmed an effect on steatosis and the ARREST study is planned to repeat this finding in the targeted population. More importantly, the ARREST Study includes histology based secondary end-points that are regulatory acceptable. Additionally, the ARREST Study is expected to demonstrate the effect of Aramchol on the different components of NASH as well as fibrosis and allow the planning of a pivotal phase.

In addition, we believe that the minimal dose of Aramchol has been identified and hope the ARREST Study will define the maximal effective dose which should allow a pivotal phase with only one dose.

We submitted an IND application to FDA to initiate the ARREST Study, and hope to expand the scope of the IND in the future to conduct pivotal Phase III clinical trial(s) for NASH in the United States. The FDA cleared our IND application, allowing us to conduct the Phase IIb ARREST Study in the United States. In September 2014, the FDA granted Fast Track designation status to Aramchol for the treatment of NASH. Fast Track designation may accelerate the development process and may expedite the review of drugs that show promise in treating serious, life-threatening medical conditions for which no other drug either exists or is as effective.

We are currently conducting our Phase IIb ARREST Study to evaluate the safety and effectiveness of two different doses of Aramchol for the treatment NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus. In order to be eligible to participate in our ARREST Study, patients must be affected by NASH, as diagnosed by a biopsy centrally read (steatosis ≥1 + inflammation ≥1 + ballooning ≥1; Total activity NAS score of 4 or more), be overweight or obese as measured by a Body Mass Index between 25 and 40 or waist circumference between 88cm to 200cm for women, and between 102cm to 200cm for men, and who are pre diabetic or type II diabetic. We targeted this specific population as it is at the greatest risk of developing NASH and its complications. We have recently generated data from animal models that enable us to believe that Aramchol targets all three pathologies of the disease: steatosis, inflammation and fibrosis. Since we have included patients with advanced fibrosis in the ARREST Study, we hope to be able to identify these effects in the ARREST Study patients. Patients are randomized into one of three trial groups taking either one of two different once-daily oral doses of Aramchol or a placebo. The treatment part of the trial is designed to be 12 months in duration and patients completing this phase will be observed for a three month follow-up period. This trial is designed to enroll 240 patients in a randomization ratio of 2:2:1 across approximately 70 clinical sites in the United States, Europe, Latin America, China and Israel. In February 2017, we completed randomization of the ARREST Study with 247 randomized patients. Baseline histology of patients enrolled into the ARREST study demonstrates a population with advanced disease, with 60% having stage 2 and 3 fibrosis and 70% have NAS>5 at baseline.

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

In communications received in response to our submission of an update to our IND in 2014, the FDA recommended that future clinical studies should be discussed at an end-of-Phase II meeting, which could take place within three months from the date we complete the analysis of the results of our ARREST Study, and at which time the trial results could be considered. The FDA communication further noted that we must discuss with the FDA a methodology for our drug development. In light of the publication of the FDA and AASLD joint workshop guidance, and based on the Phase III trial designs published to date by other companies drugs for NASH, we currently believe that we will likely be approved based on a design that includes a histology based interim after 48 or 72 weeks of treatment which is intended to seek marketing approval while the study continues to a clinical end-point (predefined adverse liver-related clinical events, including progression to cirrhosis). The failure to successfully complete any required post-market study could result in FDA withdrawing approval for Aramchol.

Potential Phase III Program for Aramchol

The development work we have completed to date with regard to Aramchol was deemed appropriate for the initiation of a Phase IIb study by the MHRA, BfArM and ANSM, in addition to FDA as noted above. Our ARREST Study design is in accordance with the study design recommended by the MHRA, deemed acceptable by BfArM and deemed satisfactory by ANSM. BfArM and ANSM also confirmed, in minutes of each of their respective scientific advisory meetings, that, if our ARREST Study is successful in reaching its primary endpoint, we may proceed to pivotal randomized, double-blind, placebo-controlled, Phase III trial. We expect the primary endpoints of such trials to be a histology endpoint based on NASH resolution and fibrosis improvement. Like the FDA, as noted above, the MHRA invited us to discuss the next steps in the development of Aramchol after we complete the analysis of the results of our ARREST Study, at which time the data from the study will be considered.

Aramchol for the Treatment of Other Indications

In addition to the ARREST Study, we are exploring other possible indications for the use of Aramchol.

We recently announced topline results from our ARRIVE Study for HIV associated lipodystrophy and NAFLD patients. HIV patients have advanced liver disease which is a major cause for morbidity and mortality. ARRIVE, a Phase IIa, investigator initiated clinical trial conducted at the University of California San Diego by Professor Rohit Loomba was a randomized, double-blinded, placebo-controlled, 12 weeks, proof-of-concept study that evaluated the safety and efficacy of Aramchol at 600mg/day versus placebo in 50 patients with HIV-associated lipodystrophy and NAFLD. The primary end point of successful therapy was improvement in hepatic steatosis at 12 weeks, as measured by MRI-PDFF. Secondary endpoints were improvement in total body fat, metabolic profile, and liver biochemistry. Liver biopsies were not included as part of the evaluation in this pilot trial. The trial showed no difference between HIV patients receiving Aramchol for 12 weeks when compared with HIV patients in the placebo arm. Aramchol showed a favorable safety and tolerability profile. Although the pathology (fatty liver) is similar to “garden variety” NASH, the pathogenesis involved in the HIV lipodystrophy and NAFLD is different and multi factorial including the effect of the virus itself and the anti-HIV medications. Further analysis of the data is ongoing.

On November 13, 2014, we announced the first administration of Aramchol in a proof-of-concept Phase IIA clinical trial for the treatment of newly formed cholesterol gallstones following bariatric surgery. The primary end-point was to prove that Aramchol dissolves newly formed gallbladder gallstones following bariatric surgery. Patients were to be assigned to one of three treatment arms; 400mg tablets, 600mg tablets and placebo. Only 9 patients were enrolled, and 7 patients completed the study. A similar proportion of subjects from each treatment group reported events; 7 in the placebo group, 9 in the 400 mg Aramchol group, and 5 in the 600 mg Aramchol group. One subject experienced 2 events of severe cholecystitis in the Aramchol 600 mg group which were considered a serious adverse event and led to discontinuation from the study. It should be noted that to be included in this study the subject must have had a history of gall bladder disease and gallstones, therefore the subject’s medical history is an important confounding factor. Due to poor patient recruitment and change in Company focus, we decided to terminate the study on October 1, 2015. We currently believe that it is unlikely that we will revive another study in cholesterol gallstones.

We plan to conduct a Phase IIa, double blind Proof of Concept (PoC) Study to evaluate the safety and efficacy of Aramchol 600 mg versus placebo in patients with Heart Failure with preserved Ejection Fraction (HFpEF). However, the decision to initiate this study will depend, in part, on the complete results of the ARRIVE study and applicable regulatory approval. Additionally, we may perform a Phase I-IIa Study, proof of concept study, with a primary objective of evaluating the safety and PK of Aramchol, followed by the assessment of the safety and efficacy based on hepatic fat content as measured by magnetic resonance imaging-estimated proton density fat fraction (MRI-PDFF) in juvenile patients with NAFLD. On September 22, 2016, we announced we entered into an investigator initiated clinical trial agreement with the Regents of the University of California on behalf of its San Diego campus to perform such study. However, the decision to initiate the study has been delayed until receipt of top line data of the ARREST Study. See “Item 4.B. Information on the Company—Business Overview—Strategic Collaborations, Research Arrangements and Other Material Agreements—NAFLD Juvenile Population.” for more information regarding the UCSD Agreement.

Topical Development

We selected to test Steamchol, a synthetic FABAC, a conjugate of stearic acid (C18:0) and colic acid with similar properties of Aramchol, in proof of concept studies through a cosmeceutical route of development. Accordingly, on October 13, 2015, Steamchol received a CAS (Chemical Abstracts Service Registry) name and number to allow its cosmeceutical development.

On January 1, 2016, Steamchol (formulated as topical cream) was successfully tested for safety assessment in 50 human subjects in a trial initially lasting six weeks with two weeks of follow-up, by the Institute for Skin Research in Tel Aviv, Israel. Subsequently, on October 6, 2016, we initiated a proof-of-concept 20-week, double blind, controlled study to evaluate the efficacy and tolerance of Steamchol in subjects with Acne Vulgaris. The study was conducted at the IRSI Institute (International Research Services Inc.) in Port Chester, New York, US. A total of 68 subjects participated in the study. On July 2017, top line data was received which was determined to be inconclusive. Due to poor data collection and higher-priority clinical programs, we decided not to pursue this indication. At present, we believe that it is unlikely that we will revive another study in Acne Vulgaris.

Based on the results of this proof-of-concept study, we will evaluate and decide whether to also advance Aramchol for topical clinical studies.

Our Competitive Strengths

We believe our competitive strengths include our propriety family of molecules (FABACs) and our skilled, experienced, professional personnel, which enables product development in an efficient and cost effective manner.

The competitive strengths of Aramchol – our product candidate for NASH.

•	A once-daily oral drug that targets the main NASH pathology, steatosis, inflammation and fibrosis, currently under development for NASH patients. We believe that the mechanism of action of Aramchol, including its ability to reduce liver fat content and its anti-fibrotic effects, shown in animal models for fibrosis, will translate to effects on steatosis, inflammation and fibrosis in the ARREST clinical trial. We believe these effects will enable physicians to treat NASH patients with moderate to severe fibrosis and in all stages of NASH. We believe that a simple and convenient delivery through once-daily oral administration, a unique mode of action, targeting all aspects of NASH pathologies, and safety profile position it well against the competition in the treatment of NASH. We believe that such characteristics may also lead to Aramchol’s acceptance and adoption by the medical community and patients as an alternative to the medical treatments used today, which are not approved by applicable regulatory authorities for treatment of NASH as their efficacy has not been proven in adequate and well-controlled clinical studies. We believe Aramchol is well-positioned against drugs in development for NASH, some of which may require intravenous delivery or may cause adverse events, such as itching or an increase in LDL, which can be highly inconvenient for patients with chronic diseases, such as NASH, and may result in low patient compliance.

We recently discovered that Aramchol has a dual mode of action and it targets both steatosis and fibrosis. We previously demonstrated that Aramchol down regulates SCD1 and therefore targets steatosis. Using animal models for NASH and fibrosis, we discovered that Aramchol targets also fatty acid oxidation and fibrosis. We have good reasons to believe that Aramchol up regulates glutathione which is a well-known antioxidant that mediates better oxidation of fatty acid in the mitochondria and cause significant reduction of ROS. This resulted in reduced liver damage.

•	Extensive knowledge and expertise in the treatment of liver diseases, the development of FABACs and working with lipid molecules. We believe our management team, scientific advisors and personnel have extensive knowledge and experience in the treatment of liver diseases, developing FABACs, such as Aramchol, for the treatment of liver diseases and working with lipid molecules, which due to their special physiochemical characteristics, are difficult to synthesize, develop and work with. We believe that such knowledge and expertise makes us competitive in the fields of metabolic and liver diseases.

Our Strategy

Our strategy is to build a specialized biopharmaceutical company that develops, in a cost-effective manner, novel molecules from clinical stage to Phase III readiness. We seek to create global partnerships with academic institutions and biotechnology or pharmaceutical companies to effectively collaborate in developing a portfolio and ultimately out-license Aramchol. Through this approach, we have successfully advanced Aramchol into various stages of clinical development. Key elements of our strategy include:

•	Continuing to advance the development of Aramchol for the treatment of NASH. Our development of Aramchol for treatment of NASH currently includes our ongoing Phase IIb ARREST Study. If this study is successful, the results will serve as a basis for potential Phase III pivotal trial(s) in the United States, Latin America, Europe and Israel for the same indication.

•	Exploring NASH sub populations and other indications for the use of Aramchol, which includes (i) a planned Phase I/II NAFLD juvenile population study and (ii) a Phase IIA proof of concept Heart Failure with Preserved Ejection Fraction study, and potentially others.

•	Establishing a development and commercialization partnerships for Aramchol in different geographies. We intend to out-license Aramchol to pharmaceutical companies that possess experience, resources and infrastructure to execute pivotal trial(s), regulatory approval and/or market launch. As part of this strategy, in July 28, 2016, we signed a license agreement with Samil Pharm Co., Ltd., for the commercialization of Aramchol in Korea. See “Item 4.B. Information on the Company—Business Overview—Strategic Collaborations, Research Arrangements and Other Material Agreements—Samil Pharma. Co., Ltd.” for more information regarding the Samil Agreement.

•	In-license, develop or acquire additional drug candidates.

We believe that our strategy will increase the likelihood of advancing clinical development and potential commercialization of Aramchol in multiple indications. By activating our pipeline expansion strategy, we believe we could extrapolate additional commercial potential, as well as de-risk our company through reducing our reliance on the success of any one given trial or indication.

Strategic Collaborations, Research Arrangements and other Agreements

NAFLD Juvenile Population

On September 22, 2016, we entered into an investigator initiated clinical trial agreement, (the “UCSD Agreementˮ), with the Regents of the University of California on behalf of its San Diego campus, or UCSD, to conduct a Phase I/IIA study (the “ARTISAN Studyˮ), entitled: “A Phase I-IIa Study to Assess Safety, Tolerability, Efficacy, and Pharmacokinetics of Aramchol in a NAFLD Juvenile Population” (the “Protocol”). The ARTISAN Study (ARamchol Trial to Improve Steatosis in Adolescent NAFLD) will be led by Jeffrey Schwimmer, MD, professor of pediatrics, UC San Diego School of Medicine and Director, Fatty Liver Clinic, Rady Children’s Hospital, San Diego. The performance of the ARTISAN Study is subject to receipt of FDA IND approval. There is no certainty that the FDA IND approval will be obtained. The decision to initiate the ARTISAN Study has been delayed until receipt of top line data of the ARREST Study.

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

Samil Pharma. Co., Ltd.

On July 28, 2016, we entered into a license agreement, referred to herein as the Samil Agreement, with Samil Pharma. Co., Ltd. (“Samilˮ), for the commercialization of Aramchol (with the option to manufacture) in the Republic of Korea (“the Territoryˮ).

Under the terms of the Samil Agreement, the Company has granted Samil an exclusive licence (the “Samil Licenseˮ), for fatty liver indications including NASH (the “Field of Use”) in the Republic of Korea (the “Territory”) to such information concerning Aramchol as may be required to support Samil's applications for regulatory approvals (the “Licensed Information”) and the patents for the import, marketing, use, sale, offer for sale, commercialisation and distribution (and, if the option is exercised, manufacture) of Aramchol in tablet form, or any other physical form as may be produced or manufactured by or on behalf of Galmed or by a third party for Galmed and, if the option set out below is exercised, any products within the Field of Use, the development, manufacture or sale of which is based, in whole or in part, on, or involves the use of, the Licensed Information or covered under any patent (the “Product”).

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

Pursuant to the terms of the Samil Agreement, following the first achievement of US$25 million of net sales in any calendar year following the first commercial sale of the Product in the Territory, Samil shall have the option to request that the Licensed Information include methods for the formulation of Aramchol from its API, to allow for the manufacture of Aramchol by Samil; provided, however, that we shall have the option, to widen the definition of the Licensed Information as aforesaid at any time.

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

In the event that we do not achieve the primary endpoint as defined in the study protocol (the “Successful Completion”) of the ARREST Study, we shall as soon as practicable notify Samil of the non-achievement of such Successful Completion, and within 60 days thereof, notify Samil in writing either: (i) that we have decided not to develop the Licensed Information further for the Field of Use (“Cessation Notice”), or (ii) that we intend to continue with such development notwithstanding the non-achievement of such Successful Completion (“Licensor Continuation Notice”). Also, in the event that we do not achieve the Successful Completion of the potential Phase III Study, we shall, as soon as practicable, notify Samil accordingly (“Notice of Non-Success”). Samil shall thereafter have the option, by notice in writing served to us within 45 days of Samil's receipt of either a Cessation Notice, a Licensor Continuation Notice or a Notice of Non-Success, as applicable, to indicate its intention either: (i) to terminate the Samil License, or (ii) to continue research and development of the Licensed Information in the Field of Use in the Territory (“Licensee Continuation Noticeˮ). In the event Samil shall serve a Licensee Continuation Notice following the service of a Cessation Notice or a Notice of Non-Success, any such continuation by Samil shall be subject to the entry by Samil into a written agreement with us as to the terms and conditions which would govern such continued research and development, which would be carried out according to Samil's own development plan and at its sole expense. In the event Samil serves a Licensee Continuation Notice following the service of a Licensor Continuation Notice (“Agreed Continuation”), the Samil Agreement shall continue in accordance with its terms.

Additionally, following the Successful Completion of the ARREST Study or Agreed Continuation following non-achievement of Successful Completion of the ARREST Study, Samil shall, for a period of 90 days following the date of written notification to it by us of such Successful Completion or following the date of Agreed Continuation following non-achievement of Successful Completion, have the option to require that the Territory be extended to include Vietnam (the “Extension Optionˮ). In the event that Samil exercises its Extension Option, the parties shall conduct negotiations in good faith for up to 30 days thereafter in order to agree on milestone payments which would replace those set out in the Samil Agreement. In the event that agreement is not reached in such regard within such period, the Extension Option shall terminate.

Microbiome

On June 30, 2016, we entered into a research and option agreement, referred to herein as the Yeda Agreement, with Yeda Research and Development Co. Ltd (“Yedaˮ), the commercial arm of the Weizmann Institute of Science, to assess the effects of, Aramchol, on the human gut microbiome for the treatment of fatty liver disease. The Research was to be performed in collaboration with Prof. Eran Segal and Dr. Eran Elinav from the Weizmann Institute of Science. We had historically postponed the initiation of the microbiome research and have since decided not to pursue this research.

Vitamin D

On May 3, 2016, we signed an investigator initiated clinical trial agreement, referred to herein as the MS Agreement, with the Icahn School of Medicine at Mount Sinai, or Mount Sinai, to conduct a Phase IIA Study entitled: “A Placebo-controlled Single-blinded Study of Aramchol with Supplemental Vitamin D in Patients with Vitamin D Deficiency and Nonalcoholic Fatty Liver Disease (NAFLD) and Fibrosis.” We had historically postponed the initiation of the Vitamin D research and have since decided not to pursue this research.

OWL

On July 8, 2015, we entered into a Research, Option and License Agreement (the “OWL License Agreementˮ), with OWL, for the development of a non-invasive, blood-based complimentary diagnostic tool, which we believe could increase the likelihood of success of our Phase III trials and facilitate the market adoption of Aramchol. Pursuant to the terms of the OWL License Agreement, we have partially funded the research and development of the diagnostic tool in the amount of Euro 437,000. Subject to development under the OWL License Agreement, we have an option to exclusively license from OWL a complimentary diagnostic tool for NASH using Aramchol (the “OWL License Agreement Optionˮ), in consideration for the payment of a 10% royalty to OWL on annual net sales of the complimentary diagnostic product, exercisable by written notice to OWL at any time during the period commencing on July 8, 2015 and ending on the earlier of (I) December 31, 2016; or (II) the completion of the ARREST Study (the “Option Period”). On June 22, 2017, we entered into an amendment to the Agreement, which, inter alia, extended the Option Period until the lapse of six (6) months after the publication of the results of the ARREST Study on clinicaltrials.gov.

In addition, if OWL develops any other complimentary diagnostic tool for NASH not using Aramchol, it will pay us 10% royalties from revenues. Concurrently with the OWL License Agreement, we have entered into a Share Purchase Agreement (the “OWL SPAˮ), pursuant to which we undertook to invest Euro 175,000 in OWL, subject to certain specified milestones, in exchange for the issuance by OWL of such number of common shares that result from dividing our investment amount by the price per share (the “Investment”). In addition, under the OWL SPA, OWL has granted us an option which will allow us to invest up to €1,000,000 (the “First Option”) at the higher of (i) the OWL company valuation in an equity financing (or series of related financings) of at least €1,000,000 that takes place at the same time as the exercise of the First Option; or (ii) a 15% premium to OWL's valuation in the most recent equity investments of at least €1,000,000 (the “Baseline Valuation”). The First Option will expire at the earlier of (i) an investment by a third party in OWL in excess of €1,000,000, or (ii) the completion of the ARREST Study in our reasonable opinion. Furthermore, we have the option to purchase additional shares up to 19.9% of OWL (the “Second Option”) at the higher of (x) the OWL company valuation in an equity financing (or series of related financings) of at least €2,500,000 that takes place at the same time as the exercise of the Second Option; (y) at a 15% premium to OWL's valuation in the most recent equity investment of at least €2,500,000; or (z) the Baseline Valuation. The Second Option will expire at the earlier of (A) the completion of a third party investment in OWL in excess of €2,500,000, or (B) one year following the successful completion of the ARREST Study in our reasonable opinion. Moreover, pursuant to the OWL SPA, in the event OWL issues new common shares or securities convertible into common shares, except in the event of customary curve outs (the “New Securities”), we have an option to purchase up to our pro-rata share of the New Securities for the price and on the same terms as the most senior class of participating shareholders, upon our notification to OWL within 21 days of OWL's notification of their intention to issue New Securities (the “Preemptive Right”). This Preemptive Right shall survive termination of the OWL SPA, provided that either the Investment or the exercise of the First option or the Second Option has taken place.

Upon exercise of the OWL License Agreement Option, we will own all rights, title and interest in and to (i) the complimentary diagnostic tool for NASH using Aramchol, excluding serum and plasma markers developed by OWL using proprietary methods and any of the OWL patents, OWL's know-how, and any other results of whatsoever nature, which are discovered, developed or invented in the course of, or directly arising from, the performance of the Research, excluding our technology (the “Research Results”) which is owned by OWL; (ii) the complimentary diagnostic tool for NASH using Aramchol intellectual property; (iii) all results and intellectual property pertaining to (a) our technology, (b) markers or other diagnostics for use in connection with liver diseases and/or cholesterol gallstones and/or any other indications utilizing Aramchol and any future synthetic fatty-acid/bile conjugates or FABACs owned by us, (c) metabolomics markers predicting therapeutics or safety response of Aramchol; or (iv) any additional markers improving NASH patient selection for treatment with Aramchol that are generated, discovered, reduced to practice and/or arising in the course of and/or from the performance of any research, services and/or development activities by or on behalf of or for us (including by OWL hereunder), excluding research results, and including any regulatory filing or approval (if any) filed or obtained by us or any of our affiliates in respect of the OWLiverGAL kit and any other product, kit, device, material, process, method, activities or service that incorporates, uses, or is reliant upon the licensed technology (the “Licensed Technology Product”), and all communications with regulatory authorities, and any data, information or document covered by data protection or data exclusivity, production processes, standard operating procedures, subcontractors’ information and other technical information required for the sale and/or commercialization of the Licensed Technology Products, test protocols and final reports of any testing or studies with respect to the Licensed Technology Products.

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

University of California, San Diego

In February 2015, we entered into an Investigator Initiated Trial Agreement with the University of California, San Diego to conduct the ARRIVE Study, a Phase IIa Study for the treatment of HIV-associated with Lipodystrophy and NAFLD. The ARRIVE Study principal investigator is Dr. Rohit Loomba, a member of our scientific advisory board. The ARRIVE Study is a randomized, double-blinded, allocation-concealed, placebo-controlled, proof-of-concept Phase IIA clinical trial. The study will evaluate 50 patients with HIV-associated lipodystrophy and NAFLD, with either Aramchol at 600 mg or placebo for 12 weeks. Pre- and post-treatment MRI-measured liver fat content and total body fat via DEXA will be compared. The primary end point of successful therapy will be an improvement in hepatic steatosis as measured by MRI. Secondary endpoints will include an improvement in total body fat, metabolic profile, and liver biochemistry. On December 1, 2015, we announced that the FDA has cleared our IND application for the ARRIVE Study. We recently announced topline results from the ARRIVE Study. The trial did not achieve its primary endpoint and accordingly we do not intend to pursue further clinical trials of Aramchol for this indication.

Perrigo API Ltd.

On January 28, 2015, the Company entered into a Manufacturing Services Agreement (the “Perrigo Agreementˮ), with Perrigo API Ltd. (“Perrigoˮ), a former subsidiary of Perrigo Company plc that was recently acquired by SK Capital Partners and had changed its name to Wavelength Pharmaceuticals, for, among other things, the large-scale production of Aramchol API and the scale-up and manufacturing process optimization for large-scale production of the Aramchol API. Pursuant to the Perrigo Agreement, Perrigo will provide manufacturing process, optimization services for large-scale production of the Aramchol API, manufacture the Aramchol API pursuant to cGMPs and perform additional development services regarding scale-up and manufacturing optimization for the Aramchol API. In consideration for the services to be provided by Perrigo, the Company agreed to pay in accordance with the Perrigo Agreement a maximum aggregate amount of approximately $3.6 million U.S. dollars to Perrigo. The Perrigo Agreement also provides Perrigo, under certain circumstances, with the option to manufacture commercial supplies of the Aramchol API in the future. To date, Perrigo has manufactured 3 pilot batches of approximately 60 kg of Aramchol API. However, while the material obtained was of appropriate quality and produced under cGMP, it resulted in higher manufacturing costs than originally anticipated. Therefore, additional research and development work pertaining to the scale-up and optimization of the process has been undertaken by two other CROs under cGMP and current Good Laboratory Practices (“cGLPˮ), in order, inter alia, to simplify, increase yields and improve the volume capacity of the manufacturing process in an attempt to achieve the target price. Recently, we decided to proceed with one of those other CROs which will complete the scale up and optimization process. Based on the results of the additional scale up and optimization process, we will decide how to progress with the future manufacture of Aramchol API.

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

Unipharm

On October 7, 2000, in connection with a certain share subscription agreement, we sent a letter to Unipharm Ltd. (“Unipharmˮ), pursuant to which we agreed to negotiate the grant of an exclusive license to Unipharm with respect to the use of patents within our first patent family covering the composition of matter of Aramchol within Israel on to-be-agreed upon terms and conditions. The letter stated that, if granted, such license would at all times be subject to our best interests, as determined in our sole discretion, and all approvals and proceedings required by agreement or by law. As of the date hereof, no such definitive agreement has been executed with regard to this matter and at this stage we have no intention to pursue such an agreement. The letter is silent as to term, termination and whether or not it is binding.

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

Other companies, including, Intercept Pharmaceuticals, Inc. Gilead Sciences, Inc., Allergan (through its acquisition of Tobira Therapeutics Inc.) and Genfit S.A., have molecules currently in Phase III clinical development; Shire, Novartis (through the in-license of Conatus Pharmaceuticals Inc.), Cirius, and Inventiva have molecules in Phase IIB clinical development for the treatment of NASH and the fibrosis associated therewith. There are a host of other potential competitors in earlier stages of development relative to us for the treatment of NASH including, but not limited to, Galectin Therapeutics Inc., AstraZeneca, Bristol-Myers Squibb, and Novartis.

Notwithstanding the foregoing, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements—Our market is subject to intense competition. If we are unable to compete effectively, Aramchol or any other product candidate that we develop may be rendered noncompetitive or obsolete.”

Intellectual Property and Patent Strategy

The proprietary nature of, and protection for, Aramchol or any future product candidates and our discovery programs for new indications, processes and know-how are important to our business. We own patent rights to Aramchol in various jurisdictions worldwide, including within and outside of Israel. We have sought patent protection in the United States and internationally for Aramchol and our discovery programs, and any other inventions to which we have rights, where available and when appropriate. The term of U.S. Patent No. 7,501,403, covering the use of Aramchol for the treatment of fatty liver, has been extended due to patent term adjustments of 567 days, resulting in an effective expiration date of November 3, 2023.

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

Patent Portfolio for Aramchol (First-in-Class Synthetic FABAC)

The patent portfolio for Aramchol contains patents and pending patent applications directed to composition of matter, manufacturing methods and methods of use. As of February 28, 2018, the latest practicable date for inclusion in this annual report, we own six U.S. patents, and corresponding foreign patents and pending patent applications, as detailed below. We have also recently filed a PCT patent application for second generation FABAC compounds.

The first patent family discloses and claims FABACs, including Aramchol, as well as methods for preventing or dissolving cholesterol gallstones in bile and reducing or preventing arteriosclerosis using FABACs. This patent family includes three issued U.S. patents and an issued European patent that was validated in Austria, Belgium, Cyprus, Denmark, Finland, France, Germany Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Monaco, Netherlands, Portugal, Romania, Slovenia, Spain, Sweden, Switzerland and the United Kingdom. Corresponding patents have been granted in Australia, Brazil, Canada, China, Czech Republic, Belarus, Kazakhstan, Russian Federation, Hungary, Indonesia, Israel, Japan, Korea, Mexico, New Zealand, Norway, Poland, Turkey and the Ukraine. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended patent term for this patent family is due to expire on March 25, 2019, with the exception of the Israeli patent, which is due to expire on April 8, 2018.

The second patent family discloses and claims additional FABACs with different conjugation moieties, as well as the use of these and the compounds disclosed in the first patent family above, including Aramchol, in the treatment of fatty liver, reduction of serum cholesterol and treatment of hyperglycemia and diabetes. This patent family includes a U.S. patent directed to the treatment of fatty liver a U.S. patent directed to reduction of serum cholesterol by administering additional forms of FABACs, and a U.S. patent (Continuation-in-Part) directed to the treatment of hyperglycemia and diabetes. This patent family also includes two European patents, one patent which was validated in Austria, Belgium, Cyprus, Denmark, Finland, France, Germany Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom, and the second patent which was validated in Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Spain, Sweden, Switzerland, Turkey and the United Kingdom. The family also includes patents in Australia, Canada, China, Czech Republic, Azerbaijan, Belarus, Kyrgyzstan, Kazakhstan, Russian Federation, Indonesia, Japan, Korea, Israel, Mexico, New Zealand, Norway, Poland, Hungary and the Ukraine. A foreign patent application is pending in the Czech Republic. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended patent term for this patent family is due to expire on April 15, 2022, with the exception of the Israeli patent, which is due to expire on April 17, 2021. The terms of the U.S. patents in this family have been extended due to patent term adjustments of 567 days for U.S. Patent 7,501,403, which is directed to the treatment of fatty liver, and 24 days for U.S. Patent 8,110,564, which is directed to reduction of serum cholesterol, and 356 days for U.S. Patent 8,975,246, which is directed to disorders associated with altered glucose metabolism or insulin action.

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

A fifth patent family having one U.S. patent application, discloses and claims compositions comprising second generation FABAC compounds.

The sixth and seventh patent families, each including one Israeli patent application and one PCT patent application, and patent families eight to eleven, each including one U.S. Provisional patent application, cover additional therapeutic uses of Aramchol.

Patent family thirteen, including pending U.S. and foreign patent applications, is directed to topical uses of FABAC compounds.

It is possible that the term of the patents issued in the United States within our first patent family, which includes the composition of matter patents, may be extended up to five additional years under the provisions of the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Actˮ) (the longest possible extended patent term being five years from November 3, 2023). Patent term extension or supplementary protection certificates may be available in certain foreign countries upon regulatory approval. Independent of patent term extensions, five years of data exclusivity will be provided for this patent in the United States automatically from the day Aramchol receives regulatory approval, if it is approved, in the United States. The data exclusivity is solely for the indication tested, in this case presumably NASH. If we pursue commercialization of Aramchol in other jurisdictions, longer periods of data exclusivity may pertain.

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

Manufacturing

We do not own or operate manufacturing facilities for the production of Aramchol or any future product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third-party contract manufacturers for all of our required raw materials, API and finished product for our non-clinical research and clinical trials, including our ARREST Study. We do not have long term agreements with any of these third parties. We also do not have any current contractual relationships for the manufacture of commercial supplies of Aramchol if it is approved; however, the Perrigo Agreement (as described herein) provides Perrigo with the option to negotiate an exclusive commercial contract for the manufacture of commercial supplies of the Aramchol API in the future for a minimum term of five years. If Aramchol or any future product candidates are approved by any regulatory agency, we intend to enter into agreements with a third-party contract manufacturer or collaboration partner and one or more back-up manufacturers for the commercial production of those products. Development and commercial quantities of any products that we develop will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval. We currently employ internal resources to manage our manufacturing contractors. The relevant manufacturers of our drug substance and drug products for our current pre-clinical and clinical trials have advised us that they are compliant with both cGMP and, cGLP.

There can be no assurance that Aramchol, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements and at an acceptable cost. We and our contract manufacturers are, and will be, subject to extensive governmental regulation in connection with the manufacture of any pharmaceutical products or medical devices. We and our contract manufacturers must ensure that all of the processes, methods and equipment are compliant with cGMP and cGLP for drugs on an ongoing basis, as mandated by the FDA and other regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers.

On January 28, 2015, we entered into the Perrigo Agreement with Perrigo, a former subsidiary of Perrigo Company plc that was recently acquired by SK Capital Partners and had changed its name to Wavelength Pharmaceuticals, for, among other things, the large-scale production of Aramchol’s API and the scale-up and manufacturing process optimization for large-scale production of the Aramchol API. To date, Perrigo has manufactured three pilot batches of Aramchol API. The material obtained is of appropriate quality and was produced under GLP, but has resulted in significant high manufacturing costs. Therefore, additional research and development work pertaining to the scale-up and optimization of the process has been undertaken by two other CROs under cGMP and cGLP, in order, inter alia, to simplify, increase yields and improve the volume capacity of the manufacturing process. Recently, we decided to proceed with one of those other CROs which will complete the scale up and optimization process. Based on the results of the additional scale up and optimization process, we will decide how to proceed with the future manufacture of Aramchol API. See “Item 4.B. Information on the Company—Business Overview—Strategic Collaborations, Research Arrangements and Other Material Agreements—Perrigo API Ltd.” for more information regarding the Perrigo Agreement.

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

Marketing, Sales and Commercialization

Given our stage of development, we do not have any internal sales, marketing or distribution infrastructure or capabilities. In the event we receive regulatory approval for Aramchol, we intend, where appropriate, to pursue commercialization relationships, including strategic alliances and licensing, with pharmaceutical companies and other strategic partners, which are equipped to market and/or sell Aramchol or any future product candidates, if any, through their well-developed sales, marketing and distribution organizations in order to gain access to global markets. In addition, we may out-license some or all of our worldwide patent rights to more than one party to achieve the fullest development, marketing and distribution of any products we develop. Over the longer term, we may consider ultimately building an internal marketing, sales and commercial infrastructure. See “Item 4.B. Information on the Company—Business Overview—Strategic Collaborations, Research Arrangements and other Material Agreements—Samil Pharm Co.” for information regarding the license agreement we entered with Samil for the commercialization of Aramchol (with an option to manufacture) for the treatment of fatty liver indications including NASH, in the Republic of Korea.

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

Government Regulation and Product Approval

Governmental authorities in the United States and in other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those we are developing. Aramchol or any future product candidates must be approved by the FDA through the NDA process before they may be legally marketed in the United States and by the Committee on Human Medicinal Products (“CHMPˮ), via the EMA and European Commission through the MAA process before they may be legally marketed in Europe. Aramchol or any future product candidates will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

We are conducting a global development program for Aramchol for the treatment of NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus, and we may make our submissions for regulatory approval in parallel; initially in Europe and in the United States. Typically, approval time in the United States with the FDA for an NDA is faster than that within Europe with the EMA and the European Commission for an MAA, especially when the novelty of the submission is considered. First in class, high medical need and rare disease drugs can experience faster review. Nevertheless, marketing and pricing approval presents a further delay in many countries that should be considered in addition to the regulatory approvals noted above.

United States Government Regulation

NDA Approval Processes

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (the “FDCAˮ), and implementing regulations and guidance documents. Failure to comply with the applicable U.S. requirements at any time during the product development process or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product seizures, total or partial suspension of production or distribution, injunctions, fines, disgorgement, and civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of pre-clinical laboratory tests, animal studies and formulation studies conducted according to GLPs, or other applicable regulations;

•	submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to GCPs, to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMPs to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of FDA inspections of clinical sites and GLP toxicology studies; and

•	FDA review and approval of the NDA.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for Aramchol or any future product candidates will be granted on a timely basis, if at all.

Once a product candidate is identified for development, it enters the pre-clinical testing stage. Pre-clinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the pre-clinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some pre-clinical testing may continue after the IND is submitted. In addition to including the results of the pre-clinical studies, the IND will also include a clinical trial protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and, depending on the phase of the study, the effectiveness criteria to be evaluated. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the IND on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND, due to safety concerns or non-compliance, and may affect one or more specific studies or all studies conducted under the IND.

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

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points are typically prior to the submission of an IND, at the end of Phase II and before an NDA is submitted. Meetings at other times may also be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase II to discuss their Phase II clinical results and present their plans for the pivotal Phase III clinical trial that they believe will support the approval of the NDA. If a Phase II clinical trial is the subject of discussion at the end of Phase II meeting with the FDA, a sponsor may be able to request a Special Protocol Assessment (the “SPAˮ), the purpose of which is to reach agreement with the FDA on the Phase III clinical trial protocol design and size that will form the primary basis for the demonstration of effectiveness in a marketing application.

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

The results of product development, pre-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product for one or more specified indications. The submission of an NDA is subject to the payment of an application fee, but a waiver of such fees may be obtained under specified circumstances. We will seek a waiver of these fees as a small business submitting its first human drug application to the FDA. If the waiver is granted it would not extend to establishment or product fees. The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

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

Expedited Review and Approval

NDAs receive either standard or expedited review. A drug representing a significant improvement in treatment, prevention or diagnosis of disease may receive expedited review. The FDA has various specific programs, including Fast Track, Breakthrough Therapy, Priority Review, and Accelerated Approval, which, in different ways, are each intended to expedite the process for reviewing and approving drugs. Even if a drug qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened. Generally, drugs that are eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs and those that offer meaningful benefits over existing treatments. For example, Fast Track is a process designed to facilitate the development and expedite the review of drugs to treat serious or life-threatening diseases or conditions and fill unmet medical needs, and Breakthrough Therapy designation is designed to expedite the development and review of drugs that are intended to treat a serious condition where preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on a clinically significant endpoint(s). Priority review is designed to give drugs that offer major advances in treatment or provide a treatment where no adequate therapy exists an initial review within six months as compared to a standard review time of ten months. Although Fast Track, Breakthrough Therapy designation and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track or Breakthrough Therapy designated drug and expedite review of the application for a drug designated for priority review. The FDA will also provide Breakthrough Therapy designated drugs intensive guidance on an efficient drug development program and provide these drug developers with an organizational commitment from the FDA involving senior managers. Since sponsors can design clinical trials in a number of ways, in providing its guidance for drugs designated as breakthrough therapies, the FDA will seek to ensure that the sponsor of the product designated as a breakthrough therapy receives timely advice and interactive communications in order to help the sponsor design and conduct a development program as efficiently as possible. During these interactions, the FDA may suggest, or a sponsor can propose, alternative clinical trial designs (e.g., adaptive designs, an enrichment strategy, use of historical controls) that may result in smaller trials or more efficient trials that require less time to complete. Such trial designs could also help minimize the number of patients exposed to a potentially less efficacious treatment (i.e., the control group treated with available therapy). On September 23, 2014, the FDA granted Fast Track designation status to Aramchol for the treatment of patients who are overweight or obese and have pre diabetes or type II diabetes mellitus with NASH.

Accelerated Approval, which is described in 21 C.F.R. § 314.500 et seq., provides for approval of a new drug that is intended to treat a serious or life-threatening disease or condition and that fills an unmet medical need based on a surrogate endpoint. A surrogate endpoint is a laboratory measurement or physical sign used as an indirect or substitute measurement representing a clinically meaningful outcome. To be used in accelerated approval, a surrogate endpoint must be “reasonably likely, based on epidemiologic, therapeutic, pathophysiologic, or other evidence to predict benefit on irreversible morbidity or mortality.” The term “reasonably likely” implies that some uncertainty remains about the relationship of the surrogate to the clinical benefit to the patient. Therefore, accelerated approval is typically contingent on a sponsor’s agreement to conduct additional post-approval studies to verify and describe the drug’s clinical benefit. Accelerated Approval does not change the standards for approval, but by allowing a demonstration of efficacy based on a surrogate endpoint may expedite the approval process.

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

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of Aramchol or any future product candidates, U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for extension must be made prior to expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (“ANDAˮ), or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an approved NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five year and three year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

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

Any drug product manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things record-keeping requirements; cGMPs; reporting of adverse experiences with the drug; providing the FDA with updated safety and efficacy information; drug sampling and distribution requirements; notifying the FDA and gaining its approval of specified manufacturing or labeling changes; and complying with FDA promotion and advertising requirements.

Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP and other laws.

We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of Aramchol. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

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

Reimbursement

We face uncertainties over the pricing of pharmaceutical products. Sales of Aramchol or any future product candidates will depend, in part, on the extent to which the costs of Aramchol or any future product candidates will be covered by third-party payors, such as federal health programs, commercial insurance and managed care organizations. These third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures, foreign governments and third party payors have shown significant interest in implementing cost-containment programs, including price controls, pricing transparency disclosure obligations, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payors do not consider Aramchol or any future product candidates to be cost-effective compared to other therapies, they may not cover Aramchol or any future product candidates after approved as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell Aramchol or any future product candidates on a profitable basis.

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

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of any product, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of Aramchol or any future product candidates. If third-party payors do not consider Aramchol or any future product candidates to be cost-effective compared to other available therapies, they may not cover Aramchol or any future product candidates as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell Aramchol or any future product candidates on a profitable basis.

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

On January 20, 2017, President Donald J. Trump was inaugurated as the President of the United States. President Trump has stated that he intends to “repeal and replace” the Affordable Care Act, and Congress has taken initial steps to repeal the law. In December 2017, Congress passed and the President signed into law tax reform legislation that made significant changes to the Affordable Care Act including the repeal of the “individual mandate” that was in place to strongly encourage broad participation in the health insurance markets. Given these changes and other statements of political leaders, we cannot predict the ultimate impact on the Affordable Care Act and the subsequent effect on the pharmaceutical industry at this time.

In addition, in some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for Aramchol or any future product candidates. Historically, products launched in the EU do not follow price structures of the United States and generally tend to be significantly lower.

Healthcare Fraud and Abuse Laws

In the U.S., the research, development, testing, manufacturing, handling, storage, distribution, sale and promotion of drug products and medical devices are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, state Attorneys General, and other state and local government agencies. For example, sales, marketing and scientific/educational grant programs must comply with the fraud and abuse provisions applicable to pharmaceutical manufacturers, including the federal “Anti-Kickback Statute”, the Civil Monetary Penalty Statute, the Stark Law, the federal False Claims Act, as amended, state and federal “Physician Payment Sunshine Act” laws and regulations, the privacy regulations promulgated under the Health Insurance Portability and Accountability Act (“HIPAAˮ), and similar state laws. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

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

The federal False Claims Act prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in False Claims Act settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as False Claims Act defendants in addition to the corporations.

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

A medicinal product may only be placed on the market in the European Economic Area (the “EEAˮ), composed of the 28 EU member states, plus Norway, Iceland and Lichtenstein, when a marketing authorization has been issued by the competent authority of a member state pursuant to member states’ law based on Directive 2001/83/EC, or an authorization has been granted under the centralized procedure in accordance with Regulation (EC) No. 726/2004 or its predecessor, Regulation 2309/93. There are essentially three community procedures created under prevailing European pharmaceutical legislation that, if successfully completed, allow an applicant to place a medicinal product on the market in the EEA.

Centralized Procedure

Regulation 726/2004/EC governs the centralized procedure when a marketing authorization is granted by the European Commission, acting in its capacity as the European Licensing Authority on the advice of the EMA. That authorization is valid throughout the entire community and directly or (as to Norway, Iceland and Liechtenstein) indirectly allows the applicant to place the product on the market in all member states of the EEA. The EMA is the administrative body responsible for coordinating the existing scientific resources available in the member states for evaluation, supervision and pharmacovigilance of medicinal products. Certain medicinal products, as described in the Annex to Regulation 726/2004, must be authorized centrally. These are products that are developed by means of certain biotechnological processes in accordance with Paragraph 1 to the Annex to the Regulation. Medicinal products for human use containing a new active substance for which the therapeutic indication is the treatment of acquired immune deficiency syndrome, or AIDS, cancer, neurodegenerative disorder or diabetes, autoimmune diseases and other immune dysfunctions and viral diseases must also be authorized centrally. Finally, all medicinal products that are designated as orphan medicinal products pursuant to Regulation 141/2000 and Advanced Therapy Medicinal Products (ATMP) according to Reg. (EC) No. 1394/2007 and medicinal products for veterinary use that are used primarily as performance enhancers must be authorized under the centralized procedure. An applicant may also opt for assessment through the centralized procedure if the medicinal product contains a new active substance which was not authorized in the EU when Reg. (EC) No. 726/2004 entered into force, or if the applicant can show that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization centrally is in the interests of patients or animal health at the community level. For each application submitted to the EMA for scientific assessment, the EMA is required to ensure that the opinion of the Committee for Medicinal Products for Human Use, or CHMP, is given within 210 days after receipt of a valid application. This 210 days period does not include the time that the applicant needs to answer any questions raised during the application procedure, the so-called ‘clock stop’ period. If the opinion is positive, the EMA is required to send the opinion to the European Commission, which is responsible for preparing the draft decision granting a marketing authorization. This draft decision may differ from the CHMP opinion, stating reasons for diverging from the CHMP opinion. The draft decision is sent to the applicant and the member states, after which the European Commission takes a final decision. If the initial opinion of the CHMP is negative, the applicant is afforded an opportunity to seek a re-examination of the opinion. The CHMP is required to re-examine its opinion within 60 days following receipt of the request by the applicant. All CHMP refusals and the reasons for refusal are made public on the EMA website. Without a centralized marketing authorization it is prohibited to place a medicinal product that must be authorized centrally on the market in the EU. Once a centralized marketing authorization has been granted by the European Commission, it is valid in all EEA States for 5 years on a renewable basis.

Mutual Recognition and Decentralized Procedures

With the exception of products that are authorized centrally, the competent authorities of the member states are responsible for granting marketing authorizations for medicinal products placed on their national markets. If the applicant for a marketing authorization intends to market the same medicinal product in more than one member state, the applicant may seek an authorization progressively in the community under the mutual recognition or decentralized procedure. Mutual recognition procedure (“MRP”) is used if the medicinal product has already been authorized in a member state. In this case, the holder of this marketing authorization requests the member state where the authorization has been granted to act as reference member state by preparing an updated assessment report that is then used to facilitate mutual recognition of the existing authorization in the other member states in which approval is sought (the so-called concerned member state(s)). The reference member state must prepare an updated assessment report within 90 days of receipt of a valid application. This report together with the approved Summary of Product Characteristics (the “SmPCˮ) (which sets out the conditions of use of the product), and a labeling and package leaflet are sent to the concerned member states for their consideration. The concerned member states are required to approve the assessment report, the SmPC and the labeling and package leaflet within 90 days of receipt of these documents. The total procedural time of the MRP is 180 days.

The decentralized procedure (“DCP”) is used in cases where the medicinal product has not received a marketing authorization in the EU at the time of application. The applicant requests a member state of its choice to act as reference member state to prepare an assessment report that is then used to facilitate agreement with the concerned member states and the grant of a national marketing authorization in all of these member states. In this procedure, the reference member state must prepare, for consideration by the concerned member states, the draft assessment report, a draft SmPC and a draft of the labeling and package leaflet within 120 days after receipt of a valid application. As in the case of mutual recognition, the concerned member states are required to approve these documents within 90 days of their receipt, i.e. the total time of the DCP is 210 days.

For both MRP and DCP, if a concerned member state objects to the grant of a marketing authorization on the grounds of a potential serious risk to public health, it may raise a reasoned objection with the reference member state. The points of disagreement are in the first instance referred to the Co-ordination Group on MRP and DCP to reach an agreement within 60 days of the communication of the points of disagreement. If member states fail to reach an agreement, then the matter is referred to the EMA and CHMP for arbitration. The CHMP is required to deliver a reasoned opinion within 60 days of the date on which the matter is referred. The scientific opinion adopted by the CHMP forms the basis for a binding European Commission decision.

Irrespective of whether the medicinal product is assessed centrally, de-centrally or through a process of mutual recognition, the medicinal product must be manufactured in accordance with the principles of GMP as set out in Directive2001/83/EC and Directive 2003/94/EC, or, Directive 2017/1572/EU that will replace Directive 2003/94/EC expectedly by 2019.

Directive 2003/94/EC and Volume 4 of the rules governing medicinal products govern GMP in the European community. Moreover, community law requires the clinical results in support of clinical safety and efficacy based upon clinical trials conducted in the European community to be in compliance with the requirements of Directive 2001/20/EC, which implements good clinical practice in the conduct of clinical trials on medicinal products for human use. Clinical trials conducted outside the European community and used to support applications for marketing within the EU must have been conducted in a way consistent with the principles set out in Directive 2001/20/EC. The conduct of a clinical trial in the EU requires, pursuant to Directive 2001/20/EC, authorization by the relevant national competent authority where a trial takes place, and an ethics committee to have issued a favorable opinion in relation to the arrangements for the trial. It also requires that the sponsor of the trial, or a person authorized to act on his behalf in relation to the trial, be established in the community. Directive 2001/20/EC will be replaced by Regulation (EU) No. 536/2014 on Clinical Trials in the near future. Although the Regulation entered into force on 16 June 2014 the timing of its application depends on the development of a fully functional EU clinical trials portal and database, which will be confirmed by an independent audit. The Regulation becomes applicable six months after the European Commission publishes a notice of this confirmation. The entry into application of the Regulation is currently estimated to occur in 2019. Once the new Regulation becomes applicable, clinical trials law in the EU will be further harmonized.

National Procedure

This procedure is available for medicinal products that do not fall within the scope of mandatory centralized authorization. Specific procedures and timelines differ between member states, but the duration of the procedure without clock-stop time is generally 210 days and based on a risk/efficacy assessment by the competent authority of the member state concerned, followed by determination of SmPC, package leaflet and label text/layout and subsequently grant of the marketing authorization. Marketing authorizations granted on this basis are not mutually recognized by other member states, but the national marketing authorization can later be used in an MRP to obtain marketing authorizations in other member states.

There are various types of applications for marketing authorizations:

•	Full Applications. A full application is one that is made under any of the community procedures described above and that “stands alone” in the sense that it contains all of the particulars and information required by Article 8(3) of Directive 2001/83 (as amended) to allow the competent authority to assess the quality, safety and efficacy of the product and in particular the balance between benefit and risk. Article 8(3)(l) in particular refers to the need to present the results of the applicant’s research on (i) pharmaceutical (physical-chemical, biological or microbiological) tests, (ii) pre-clinical (toxicological and pharmacological) studies and (iii) clinical trials in humans. The nature of these tests, studies and trials is explained in more detail in Annex I to Directive 2001/83/EC. Full applications would be required for products containing new active substances not previously approved by the competent authority, but may also be made for other products.

•	Abridged Applications. Article 10 of Directive 2001/83/EC contains exemptions from the requirement that the applicant has to provide the results of its own pre-clinical and clinical research. There are three regulatory routes for an applicant to seek an exemption from providing such results, namely (i) cross-referral to an innovator’s results without consent of the innovator, (ii) well established use according to published literature and (iii) consent to refer to an existing dossier of research results filed by a previous applicant.

Cross-referral to Innovator’s Data

Articles 10(1) and 10(2)(b) of Directive 2001/83/EC provide the legal basis for an applicant to seek a marketing authorization on the basis that its product is a generic medicinal product (a copy) of a reference medicinal product that has already been authorized, in accordance with community provisions. A reference product is, in principle, an original product granted an authorization on the basis of a full dossier of particulars and information. This is the main exemption used by generic manufacturers for obtaining a marketing authorization for a copy product. The generic applicant is not required to provide the results of pre-clinical studies and of clinical trials if its product meets the definition of a generic medicinal product and the applicable regulatory results protection period for the results submitted by the innovator has expired. A generic medicinal product is defined as a medicinal product:

•	having the same qualitative and quantitative composition in active substance as the reference medicinal product;

•	having the same pharmaceutical form as the reference medicinal product; and

•	whose bioequivalence with the reference medicinal product has been demonstrated by appropriate bioavailability studies.

Applications in respect of a generic medicinal product cannot be made before the expiry of the protection period. Where the reference product was granted a national marketing authorization pursuant to an application made before October 30, 2005, the protection period is either six years or 10 years, depending upon the election of the particular member state concerned. Where the reference product was granted a marketing authorization centrally, pursuant to an application made before November 20, 2005, the protection period is 10 years. For applications made after these dates, Regulation 726/2004 and amendments to Directive 2001/83/EC provide for a harmonized protection period regardless of the approval route utilized. The harmonized protection period is in total 10 years, including eight years of research data protection and two years of marketing protection. The effect is that the originator’s results can be the subject of a cross-referral application after eight years, but any resulting authorization cannot be exploited for a further two years. The rationale of this procedure is that the relevant particulars can, if the research data protection period has expired, be found on the originator’s file and used for assessment of the generic medicinal product. The 10 year protection period can be extended to 11 years where, in the first eight years post-authorization, the holder of the authorization obtains approval for a new indication assessed as offering a significant clinical benefit in comparison with existing products.

If the copy product does not meet the definition of a generic medicinal product or if bioequivalence could not be demonstrated through bioavailability studies or in case of certain types of changes in the active substance(s) or in the therapeutic indications, strength, pharmaceutical form or route of administration in relation to the reference medicinal product, Article 10(3) of Directive 2001/83/EC provides that the results of the appropriate pre-clinical studies or clinical trials must be provided by the applicant.

Well-established Medicinal Use

Under Article 10a of Directive 2001/83/EC, an applicant may, in substitution for the results of its own pre-clinical and clinical research, present detailed references to published literature demonstrating that the active substance(s) of a product have a well- established medicinal use within the community for at least ten years with recognized efficacy and an acceptable level of safety in terms of the conditions set out in Annex I of Directive 2001/83/EC. In that event, the test and trial results shall be replaced by appropriate scientific literature. The applicant is entitled to refer to a variety of different types of literature, including reports of clinical trials with the same active substance(s) and epidemiological studies that indicate that the constituent or constituents of the product have an acceptable safety/efficacy profile for a particular indication. However, use of the published literature exemption is restricted by stating that in no circumstances active substances be treated as having a well- established use if they have been used for less than 10 years from the first systematic and documented use of the substance as a medicinal product in the EU. Even after 10 years’ systematic use, the threshold for well-established medicinal use might not be met. European pharmaceutical law requires the competent authorities to consider among other factors the period over which a substance has been used, the amount of patient use of the substance, the degree of scientific interest in the use of the substance (as reflected in the scientific literature) and the coherence (consistency) of all the scientific assessments made in the literature. For this reason, different substances may reach the threshold for well-established use after different periods, but the minimum period is 10 years. If the applicant seeks approval of an entirely new therapeutic use compared with that to which the published literature refers, additional pre-clinical and/or clinical results would have to be provided.

Authorization Holder’s Consent

Under Article 10c of Directive 2001/83/EC, following the grant of a marketing authorization the holder of such authorization may consent to a competent authority utilizing the pharmaceutical, pre-clinical and clinical documentation that it submitted to obtain approval for a medicinal product to assess a subsequent application relating to a medicinal product possessing the same qualitative and quantitative composition with respect to the active substances and the same pharmaceutical form.

Law Relating to Pediatric Research

Regulation (EC) 1901/2006 (as amended by Regulation (EC) 1902/2006) was adopted on December 12, 2006. This Regulation governs the development of medicinal products for human use in order to meet the specific therapeutic needs of the pediatric population. It requires any application for marketing authorization made after July 26, 2008 in respect of a product not authorized in the European Community on January 26, 2007 (the time the Regulation entered into force), to include the results of all studies performed and details of all information collected in compliance with a pediatric investigation plan agreed by the Pediatric Committee of the EMA, unless the product is subject to an agreed waiver or deferral or unless the product is excluded from the scope of Regulation 1901/2006 (generics, hybrid medicinal products, biosimilars, homeopathic and traditional (herbal) medicinal products and medicinal products containing one or more active substances of well-established medicinal use) according to its Art. 9. Waivers can be granted in certain circumstances where pediatric studies are not required or desirable. Deferrals can be granted in certain circumstances where the initiation or completion of pediatric studies should be deferred until appropriate studies in adults have been performed. The EMA does not evaluate an application for market authorization that is not exempt from Regulation (EC) 1901/2006 if there is no agreed PIP, deferral or waiver. Moreover, this regulation imposes the same obligation from January 26, 2009 on an applicant seeking approval of a new indication, pharmaceutical form or route of administration for a product already authorized and still protected by a supplementary protection certificate granted under Regulation EC 469/2009 and its precursor Regulation (EEC) 1768/92 or by a patent that qualifies for the granting of such a supplementary protection certificate. The pediatric Regulation (EC) 1901/2006 also provides, subject to certain conditions, a reward for performing such pediatric studies, regardless of whether the pediatric results provided resulted in the grant of a pediatric indication. This reward comes in the form of an extension of six months to the supplementary protection certificate granted in respect of the product, unless the product is subject to orphan drug designation, in which case the 10 year market exclusivity period for such an orphan product is extended to 12 years. If any of the non-centralized procedures for marketing authorization have been used, the six month extension of the supplementary protection certificate is only granted if the medicinal product is authorized in all member states.

Post-authorization Obligations

In the pre-authorization phase the applicant must provide a detailed pharmacovigilance plan that it intends to implement post- authorization. An authorization to market a medicinal product in the EU carries with it an obligation to comply with many post- authorization organizational and behavioral regulations relating to the marketing and other activities of authorization holders. These include requirements relating to post-authorization efficacy studies, post-authorization safety studies, adverse event reporting and other pharmacovigilance requirements, advertising, packaging and labeling, patient package leaflets, distribution and wholesale dealing. The regulations frequently operate within a criminal law framework and failure to comply with the requirements may not only affect the authorization, but also can lead to financial and other sanctions levied on the company in question and responsible officers. EU pharmacovigilance legislation has been significantly modified by the Pharmacovigilance Directive, Dir. 2010/84/EU which amended the legal framework of pharmacovigilance for medicines marketed within the EU provided in Regulation (EC) No 726/2004 with respect to EU authorized medicinal products and in Directive 2001/83/EC with respect to nationally authorized medicinal products (including those authorized through the mutual recognition and decentralized systems). In addition, Commission Implementing Regulation (EU) No 520/2012 outlines the practical details to be respected by marketing authorization holders, national competent authorities and the EMA, and Commission Delegated Regulation (EU) No 357/2014 on post-authorization efficacy studies specifies the situations in which such studies may be required. Furthermore, EU good pharmacovigilance practice (GPC) rules apply. With the amended pharmacovigilance requirements, the financial and organizational burden on market authorization holders increased significantly, such as the obligation to maintain a pharmacovigilance system master file that applies to all holders of marketing authorizations granted in accordance with Directive 2001/83/EC or Regulation (EC) No 726/2004. Marketing authorization holders must furthermore collect data on adverse events associated with use of the authorized product outside the scope of the authorization. Pharmacovigilance for biological products and medicines with a new active substance is strengthened by subjecting their authorization to additional monitoring activities.

Any authorization granted by member state authorities, which within three years of its granting is not followed by the actual placing on the market of the authorized product in the authorizing member state ceases to be valid (Art. 24 (4) and (5) Directive 2001/83/EC). When an authorized product previously placed on the market in the authorizing member state is no longer actually present on the market for a period of three consecutive years, the authorization for that product shall cease to be valid. The same two three year periods apply to authorizations granted by the European Commission based on the centralized procedure (Art. 14 (4) and (5) Regulation (EC) 726/2004).

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

Other Countries

In addition to regulations in the United States, the EU and Israel, we are subject to a variety of other regulations governing clinical trials and commercial sales and distribution of drugs in other countries. Whether or not Aramchol or any future product candidates receive approval from the FDA, approval of such product candidates must be obtained by the comparable regulatory authorities of countries other than the United States before we can commence clinical trials or marketing of the product in those countries. The approval process varies from jurisdiction to jurisdiction, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials and product licensing vary greatly from country to country.

The requirements that we and our collaborators must satisfy to obtain regulatory approval by government agencies in other countries prior to commercialization of Aramchol or any future product candidates in such countries can be rigorous, costly and uncertain. In the European countries, Canada and Australia, regulatory requirements and approval processes are similar in principle to those in the United States. Additionally, depending on the type of drug for which approval is sought, there are currently two potential tracks for marketing approval in the European countries: Mutual recognition and the centralized procedure. These review mechanisms may ultimately lead to approval in all EU countries, but each method grants all participating countries some decision-making authority in product approval. Foreign governments also have stringent post-approval requirements including those relating to manufacture, labeling, reporting, record keeping and marketing. Failure to substantially comply with these on-going requirements could lead to government action against the product, us and/or our representatives.

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

C.	Organizational Structure

See “Item 4. Information on the Company—Historical Background and Corporate Structure” above.

D.	Description of Property and Facilities

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

Overview

We are a clinical-stage biopharmaceutical company focused on the development of Aramchol, a liver targeted SCD1 modulator, first in class, novel, once-daily, oral therapy for the treatment of NASH for variable populations, as well as other liver associated disorders. We believe that our product candidate, Aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that constitutes a large unmet medical need.

On February 1, 2015, we began our ARREST Study, a multi-center, randomized, double-blind, placebo-controlled, dose-ranging Phase IIb clinical trial of Aramchol in 247 patients who are overweight or obese and have pre diabetes or type II diabetes mellitus and who have been biopsy-diagnosed as having NASH. Our ARREST Study is in accordance with the study design recommended by the MHRA and has been deemed acceptable by the BfArM and deemed satisfactory by the ANSM. The study design has been confirmed by the FDA in a written pre-IND advice as acceptable for a Phase IIb study. The BfArM and ANSM also confirmed, in minutes of each of their respective scientific advisory meetings, that if successful, this ARREST Study may serve as a basis for Phase III pivotal trial of Aramchol. The FDA and MHRA invited us to discuss the next steps in the development of Aramchol after we analyze the results of the ARREST Study. If the Phase III trials are successful, we intend to submit an NDA to the FDA and an MAA to the EMA for the approval of Aramchol for the treatment of NASH in the United States, Europe, as well as additional territories. We currently expect top line data from the ARREST Study to be available during June 2018.

The interim analysis conducted by the DSMB after 120 patients in our ARREST Study completed six months of treatment was limited to analysis of safety related signals only. On February 8, 2017, the DSMB met in order to review the accumulated safety data in accordance with a protocol defined safety interim review and has met periodically thereafter. Following its review of the data, the DSMB recommended continuation of the ARREST Study without changes. The last DSMB meeting to date occurred on December 6, 2017 and the DSMB recommended continuation of the study without changes.

We recently announced topline results from our ARRIVE Study. ARRIVE, a Phase IIa, investigator initiated clinical trial conducted at the University of California San Diego by Professor Rohit Loomba was a randomized, double-blinded, placebo-controlled, 12 weeks, proof-of-concept study that evaluated the safety and efficacy of Aramchol at 600mg/day versus placebo in 50 patients with HIV-associated lipodystrophy and NAFLD. The primary end point of successful therapy was improvement in hepatic steatosis at 12 weeks, as measured by MRI-PDFF. Secondary endpoints were improvement in total body fat, metabolic profile, and liver biochemistry. Liver biopsies were not included as part of the evaluation in this pilot trial. The trial showed no difference between HIV patients receiving Aramchol for 12 weeks when compared with HIV patients in the placebo arm. Aramchol showed a favorable safety and tolerability profile. Further analysis of the data is ongoing.

To date, we have successfully completed four clinical trials of Aramchol, one proof of concept study in patient with gallstones which was stopped after only 9 patients were randomized, and a Phase IIa, investigator initiated clinical trial conducted at the University of California San Diego by Professor Rohit Loomba, which did not achieve its primary endpoint. The first completed clinical trial was performed in two parts: (a) a single dose, double-blind, placebo- controlled, Phase IA study with ascending doses of Aramchol in healthy volunteers in one center in Israel, in which no serious adverse side effects were observed; and (b) a Phase IB repeated dose trial completed on healthy volunteers in one center in Israel also showed that Aramchol has no serious adverse side effects and confirmed the suitability of a once-daily dose of Aramchol. Thereafter, we commenced a multi-center, randomized, double-blind, placebo-controlled Phase IIA trial of Aramchol in 60 NAFLD and NASH patients in 12 centers in Israel. This study, which design was deemed acceptable by the FDA in 2007 at a pre-IND scientific advisory meeting, suggested that Aramchol reduced liver fat in a dose dependent manner, as evidenced by a statistically significant reduction of liver fat over a three month treatment period of once-daily 300 mg doses of Aramchol, and induces positive trends of changes in several metabolic parameters. Additionally, we performed a single-site, randomized, partially double-blind, placebo-controlled PK and food effect study conducted in three parts. The first part of the study assessed the PK, safety and tolerability of Aramchol tablets at single doses of either 200 mg or 400 mg under fasting conditions. The second part of the study evaluated the effect of a high-calorie, high-fat meal on the bioavailability of a single 600 mg dose of Aramchol and assessed the safety and tolerability. The third part of the study assessed the PK and comparative bioavailability, safety and tolerability of Aramchol tablets after repeated administrations of three different doses (200 mg, 400 mg and 600 mg) for ten consecutive days, with dosing occurring following the consumption of a light meal. No serious adverse events or deaths occurred during the study. Adverse events were equally distributed between placebo and Aramchol doses, were mild (with only one moderate adverse event) and the majority defined unrelated to Aramchol. Additionally, in 2016 we performed the Chinese PK Study involving 66 healthy, Chinese volunteers, which consisted of two parts. Part A comprised of a single escalating dose to evaluate the pharmacokinetics, safety and tolerability of Aramchol tablets at 400 mg and 600 mg. Part B was a randomised double blind study evaluating the pharmacokinetics, safety and tolerability of Aramchol tablets at 400 mg and 600 mg dosed for ten consecutive days. No safety signal was identified in this study and we deemed no changes were required in the enrollment of Chinese patients into the ARREST Study.

To date, we have not generated revenue from the sale of any product, excluding the licensing revenue we recorded in connection with the Samil Agreement, and we do not expect to generate any significant revenue other than the amortization of the upfront payments under the license agreement with Samil and of the subsequent royalties and/or milestones that may be earned in connection with the Samil Agreement or potential other license Agreements, unless and until we commercialize Aramchol, or license the product to additional third parties. As of December 31, 2017, the Company had an accumulated deficit of approximately $76.6 million

Our financing activities are described below under “Liquidity and Capital Resources.” Obtaining approval of an NDA, MMA, or other similar application is an extensive, lengthy, expensive and uncertain process, and the FDA, EMA and other regulatory agencies may delay, limit or deny approval of Aramchol.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At December 31, 2017, we had current assets $19.2 million, which is mainly comprised of cash and cash equivalents of $13.0 million and short-term investment securities of $6.0 million. This compares with current assets of $15.7 million at December 31, 2016, which is mainly comprised of cash and cash equivalents of $3.1 million and short-term investment securities of $12.4 million. We believe that such existing funds will be sufficient to continue our business and operations as currently conducted through the end of 2019. However, we will continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further develop our research and development programs.

Revenues

We have entered into the Samil Agreement for the commercialization of Aramchol in Korea. Under the terms of the Samil Agreement, we have received upfront payments of $2.1 million, and may be eligible to receive up to approximately $6.0 million in additional payments for development and regulatory milestones for Aramchol in the licensed territories.

For accounting purposes, the upfront payment has been recorded as deferred revenue. The deferred revenue is then amortized on a straight-line basis over the contractual period and milestone payments are recognized once earned. Accordingly, during the year ended December 31, 2017, we recognized revenue of $1.1 million.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent-related legal fees, costs of pre-clinical studies and clinical trials and drug and laboratory supplies. We account for all research and development expenses as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop Aramchol. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

We expect that a substantial amount of our research and development expense in the future will be incurred in support of our current and anticipated pre-clinical and clinical development projects. Due to the inherently unpredictable nature of pre-clinical and clinical development studies, we are unable to estimate with any certainty the costs we will incur in the continued development of Aramchol for NASH and other indications in our pipeline for potential partnering and/or commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We currently expect to continue testing Aramchol in pre-clinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for Aramchol.

While we are currently focused on advancing Aramchol's development, our future research and development expenses will depend on the clinical success of Aramchol, as well as ongoing assessments of the Aramchol’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidate in certain indications in order to focus our resources on more promising indications for such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future from current levels as we continue to advance of our clinical product development and, potentially, the in-licensing of additional product candidates.

The lengthy process of completing clinical trials and seeking regulatory approval for Aramchol requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

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

Critical Accounting Policies and Estimate

We prepare our financial statements in accordance with U.S. GAAP. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Significant estimates include, but are not limited to, those related to deferred revenue, revenue recognition and stock-based compensation. For further significant accounting policies please see Note 2 to our audited consolidated financial statements of this annual report. We believe that our accounting policies contained therein are critical in fully understanding and evaluating our financial condition and operating results.

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

In determining the fair value of our ordinary shares that was used to value previous equity issuances, we relied upon previous offering valuations while taking into account the clinical development of the Company’s product candidate. We believe that the fair value of our ordinary shares has continuously increased since inception as the development of Aramchol has continuously progressed.

The valuations were performed contemporaneously with the offerings of ordinary shares to which such valuations relate. Such valuations were conducted by us and were directly observable in the marketplace. Such valuations were in accordance with the provisions of ASC 820-35 and based on the purchase price paid by new external and independent investors with pharmaceutical or financial expertise, who purchased our convertible notes contemporaneously with or around the time of our equity issuances. Increases in the Company’s valuations were based upon the progress in the clinical development of Aramchol, submissions of new families of patent applications for new potential indications and new formulations of Aramchol, an investment round and our initial public offering in March 2014.

A.	Results of Operations

The table below provides our results of operations (which reflect the results of operations of the Company, post reorganization, as well as the financial data of the GHI, our predecessor, prior to the Reorganization for the year ended December 31, 2017 as compared to the years ended December 31, 2016 and 2015.

	Year Ended December 31,
	2015	2016	2017
	(thousands)
Revenue		$(467)	$(1,085)
Research and development expenses	$7,629	$14,271	$9,650
General and administrative expenses	3,246	3,078	3,799
Operating loss	10,875	16,882	12,364
Financial income, net	(253)	(35)	(65)
Loss before income taxes	10,622	16,847	12,299
Income taxes	-	106	-
Net loss	$10,622	$16,953	$12,299
Comprehensive loss	$10,832	$16,832	$12,221
Basic and diluted net loss per share from continuing operations	$0.96	$1.49	$0.98

Revenue

Licensing revenue amounted to $1.1 million during the year ended December 31, 2017, compared to $0.5 million of revenue for the year ended December 31, 2016. The above mentioned revenue resulted from the amortization of the upfront payments under the Samil Agreement.

Licensing revenue amounted to $0.5 million during the year ended December 31, 2016, compared to no revenue for the year ended December 31, 2015. The above mentioned revenue resulted from the amortization of the upfront payments under the Samil Agreement.

Research and Development Expenses

Our research and development expenses amounted to approximately $9.7 million during the year ended December 31, 2017, representing a decrease of approximately $4.6 million, or approximately 32%, compared to approximately $14.3 million for the year ended December 31, 2016. The decrease primarily resulted from a decrease in research and development subcontractor expenses in connection with the ARREST Study of approximately $2.4 million and other studies of an aggregate of approximately $1.0 million. The decrease in the research and development expenses is also as a result of a decrease in drug development related expenses of approximately $1.0 million.

Our research and development expenses amounted to approximately $14.3 million during the year ended December 31, 2016, representing an increase of approximately $6.7 million, or approximately 87%, compared to approximately $7.6 million for the year ended December 31, 2015. The increase primarily resulted from an increase in research and development subcontractor expenses in connection with the ARREST Study of approximately $3.9 million and other studies of an aggregate of approximately $1.7 million. The increase in the research and development expenses is also as a result of an increase in employee salaries and benefits, consisting of non-cash stock-based compensation of approximately $0.6 million and salaries paid to employees in the amount of approximately $0.2 million.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $3.8 million for the year ended December 31, 2017, representing an increase of approximately $0.7 million, or 23%, compared to approximately $3.1 million for the year ended December 31, 2016. The increase primarily resulted from an increase in salaries and benefits expenses of approximately $0.6 million as well an increase in investor relations and business development expenses of approximately $0.2 million.

Our general and administrative expenses amounted to approximately $3.1 million for the year ended December 31, 2016, representing a decrease of approximately $0.2 million, or 5%, compared to approximately $3.2 million for the year ended December 31, 2015. The decrease primarily resulted from a decrease in investor relations and business development expenses.

Operating Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to generate substantial operating revenues, our operating loss for the year ended December 31, 2017 was approximately $12.4 million, representing a decrease in our operating loss of approximately $4.5 million, or approximately 27%, compared to approximately $16.9 million for the year ended December 31, 2016.

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

Financial Income (Expense), Net

Our financial income, net, for the year ended December 31, 2017 was approximately $0.06 million, representing an increase of approximately $0.03 million, or approximately 86%, compared to approximately $0.035million for the year ended December 31, 2016.

Our financial income, net, for the year ended December 31, 2016 was approximately $0.035 million, representing a decrease of approximately $0.2 million, or approximately 86%, compared to approximately $0.3 million for the year ended December 31, 2015. The increase primarily resulted from an increase in interest income from marketable securities and short-term deposit resulting from our implementation of a cash management strategy during the year in an effort to generate revenues with excess liquidity.

Net Loss

Our net loss for the year ended December 31, 2017 was approximately $12.3 million, representing a decrease of approximately $4.7 million, or approximately 27%, compared to approximately $17.0 million for the year ended December 31, 2016. The decrease primarily resulted from the above mentioned decrease in research and development expenses.

Our net loss for the year ended December 31, 2016 was approximately $17.0 million, representing an increase of approximately $6.4 million, or approximately 60%, compared to approximately $10.6 million for the year ended December 31, 2015. The increase primarily resulted from the above mentioned increase in research and development expenses.

B.	Liquidity and Capital Resources

Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. During the year ended December 31, 2017, we raised net proceeds of approximately $2.7 million in a registered direct offering to existing investors and a concurrent private placement and a further $12.4 million under and our existing and former ATM Offerings. Under our existing ATM Offering, as of December 31, 2017, we may sell, from time to time, up to approximately $29.0 million of additional ordinary shares.

We have incurred substantial losses since our inception. As of December 31, 2017, we had an accumulated deficit of approximately $76.6 million and working capital (current assets less current liabilities) of approximately $15.3 million. Due to our expectation that we will continue to not generate substantial revenues for the foreseeable future, we expect that losses will continue for the foreseeable future.

As of December 31, 2017, we had cash and cash equivalents of approximately $13.0 million and marketable securities of approximately $6.0 million invested in accordance with our investment policy, totaling approximately $19.0 in highly-liquid assets, as compared to approximately $3.1 million and approximately $12.4 million as of December 31, 2016 totaling approximately $15.5 million in highly-liquid assets, respectively. The increase is primarily attributable to the net proceeds from our registered direct offering and concurrent private placement (approximately $2.7 million) and our existing and former ATM Offerings (approximately $12.4 million); partially offset by our net loss of approximately $12.3 million.

As of December 31, 2016, we had cash and cash equivalents of approximately $3.1 million and marketable securities of approximately $12.4 million invested in accordance with our investment policy, totaling approximately $15.5 in highly-liquid assets, as compared to approximately $4.2 million and approximately $18.8 million as of December 31, 2015, totaling approximately $23.0 million in highly-liquid assets, respectively. The decrease is primarily attributable to our net loss of approximately $17.0 million for the year ended December 31, 2016, partially offset by approximately $4.5 million, net of issuance expenses from our former ATM Offering and the upfront payment of approximately $2.1 million received from Samil.

Cash Flow from Operating Activities

We had negative cash flow from operating activities of approximately $12.1 million for the year ended December 31, 2017 as compared to a negative cash flow from operating activities of approximately $12.1 million for the year ended December 31, 2016. The negative cash flow from operating activities for the year ended December 31, 2017 was mainly attributable to our net loss of approximately $12.3 million

We had negative cash flow from operating activities of approximately $12.1 million for the year ended December 31, 2016 as compared to a negative cash flow from operating activities of approximately $8.5 million for the year ended December 31, 2015. The negative cash flow from operating activities for the year ended December 31, 2016 was mainly attributable to our net loss of approximately $17.0 million, offset by a stock-based compensation expense of approximately $1.6 million and an increase of upfront payment for license fee of approximately $1.6 million.

Cash Flow from Investing Activities

We had positive cash flow from investing activities of approximately $6.4 million for the year ended December 31, 2017 as compared to a positive cash flow from investing activities of approximately $6.3 million for the year ended December 31, 2016. The positive cash flow from investing activities for the year ended December 31, 2017 was mainly due to maturity of marketable securities in the amount of approximately $10.3 million, offset by investment in marketable securities in the amount of approximately $3.9 million.

We had positive cash flow from investing activities of approximately $6.3 million for the year ended December 31, 2016 as compared to a negative cash flow from investing activities of approximately $11.1 million for the year ended December 31, 2015. The positive cash flow from investing activities for the year ended December 31, 2016 was mainly due to maturity of marketable securities in the amount of approximately $14.0 million, offset by investment in marketable securities in the amount of approximately $7.6 million.

Cash Flow from Financing Activities

We had positive cash flow from financing activities of approximately $15.5 million for the year ended December 31, 2017 as compared to a positive cash flow from financing activities of $4.7 million for the year ended December 31, 2016. The positive cash flow from financing activity for the year ended December 31, 2017 was mainly due the net proceeds from our registered direct offering and concurrent private placement (approximately $2.7 million and our existing and former ATM Offerings (approximately $12.4 million).

We had positive cash flow from financing activity of approximately $4.7 million for the year ended December 31, 2016 as compared to no cash flow from financing activities for the year ended December 31, 2015. The positive cash flow from financing activity for the year ended December 31, 2016 was mainly due to net proceeds from our former ATM Offering in the amount of approximately $4.5 million, net of issuance expenses.

We believe that our existing cash resources will be sufficient to fund our projected cash requirements through the end of 2019. Nevertheless, we will require significant additional financing in the future to fund our operations if and when we progress into Phase III trials of Aramchol and clinical trials for other indications and other research and development related activities.

Current Outlook

According to our current financial forecast, if we are not successful in obtaining additional capital resources, there is substantial doubt that we will be able to continue our activities beyond 2019. Even with the funds raised in our initial public offering and ATM Offering, we believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all.

Developing drugs, conducting clinical and pre-clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Based on our current operating plan, we believe that our existing cash resources will be sufficient to fund our projected cash requirements through the end of 2019. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into Phase III trials of Aramchol for the treatment of NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus and clinical trials for other indications, obtain regulatory approval for Aramchol and commercialize the drug. We currently anticipate that we will utilize approximately $12 million to support our research and development activity and the related general and administrative expenses over the course of the next 12 months. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval for Aramchol;

•	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of contracting with third parties to provide sales and marketing capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

•	the magnitude of our general and administrative expenses; and

•	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through the net proceeds from our initial public offering, debt or equity financings (such as the ATM Offering) or by out-licensing applications of Aramchol. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of Aramchol. This may raise substantial doubts about the Company’s ability to continue as a going concern.

C.	Research and Development, Patents and Licenses

For information concerning our research and development policies and a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, see “Item 5. Operating and Financial Review and Prospects—Results of Operations.”

D.	Trend Information

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

E.	Off-Balance Sheet Arrangements

The Company currently does not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2017.

	Total	Less than 1 year	1 – 3 years
	(in thousands)
Facility leases (1)	$128	$104	$24
Purchase Obligations	2,612	2,612	-
Total	$2,740	$2,716	$24

(1)	For a more detailed description of the facility leases, see “Description of Property and Facilities” above.

We enter into contracts in the ordinary course of business with CROs for clinical trials and clinical supply manufacturing and with vendors for pre-clinical research studies and other services and products for operating purposes, which generally provide for termination within 30 days of notice, and therefore are cancelable contracts and not included in the Contractual Obligations table above. We have included as purchase obligations our commitments under agreements to the extent they are quantifiable and are not cancelable.

Other than as described above, we did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2017.

ITEM 6. Directors, Senior Management and Employees.

A.	Directors and Senior Management.

Set forth below is information concerning the directors, senior management and executive officers of the Company as of February 28, 2018, the latest practicable date for inclusion in this annual report. The business address for each of our directors, senior management and corporate officers is c/o Galmed Pharmaceuticals Ltd., 16 Tiomkin St., Tel Aviv 6578317, Israel.

Name	Age	Position
Chaim Hurvitz(1)(2)(6)	57	Chairman of the Board, Class III Director; Chairman of the R&D Committee

Allen Baharaff	53	President and Chief Executive Officer, Class II Director

Dr. Tali Gorfine	48	Chief Medical Officer

Dr. Liat Hayardeny	51	Chief Scientist Officer

Yohai Stenzler	35	Chief Financial Officer

Guy Nehemya	33	Vice President, Operations

Yael Hollander	35	Vice President, Legal Affairs and Strategy

William Marth(1)(2)(6)	63	Class III Director, Chairman of our Nomination Committee

Shmuel Nir(2)(3)(4)	55	Class I Director

Tali Yaron-Eldar(2)(3)(4)(5)(6)	53	External Director; Chairman of our Audit Committee, Chairman of our Remuneration Committee

David Sidransky, M.D. (1)(2)(3)(4)(5)(6)	56	External Director

Prof. Ran Oren, M.D.	66	Class II director

Carol L. Brosgart, M.D.(2)	66	Class I Director

(1)	A member of our research & development committee.

(2)	Independent director under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board.

(3)	A member of our audit committee.

(4)	A member of our remuneration committee.

(5)	An external director under the Companies Law, approved by our shareholders.

(6)	A member of our nomination committee.

Chaim Hurvitz, our chairman of the Board and the Chairman of our R&D Committee joined our Board in 2011. Mr. Hurvitz currently serves as the Chief Executive Officer of CH Health, a private venture capital firm, a position he has held since May 2011. Mr. Hurvitz served as a member of the board of directors of Teva Pharmaceuticals Industries Ltd. from 2010 to 2014. Previously, he was a member of the senior management of Teva Pharmaceuticals Industries Ltd., serving as the President of Teva International Group from 2002 until 2010, as President and Chief Executive Officer of Teva Pharmaceuticals Europe from 1992 to 1999 and as Vice President - Israeli Pharmaceutical Sales from 1999 until 2002. Mr. Hurvitz presently serves as the chairman of Aerodentis and the Jaffa Institute, and is a board member of Polypid and Cellixir. He is also a board member of the Manufacturers Association of Israel and chairs its pharmaceutical branch. Mr. Hurvitz holds a Bachelor of Arts degree in political science and economics from Tel Aviv University, which was awarded in 1985.

Allen Baharaff, our controlling shareholder, President and Chief Executive Officer and a member of our Board, co-founded the Group in 2000, served as the Chief Financial Officer of GHI from 2000 until January 2015, and has served as our Chief Executive Officer since January 2012 and as our President since March 2015. Previously, he held a senior executive position at Isramex Projects Ltd., an energy project financing company, and Managing Director of T+M Trusteeship & Management Services (Israel) Ltd., a subsidiary of a Swiss company providing trust and similar services. Since 2005, Mr. Baharaff serves as a Director of the Rubin Museum. Mr. Baharaff holds a Bachelor of Science degree in economics from the London School of Economics, University of London and LLB and MA degrees from Cambridge University. Since 1993, Mr. Baharaff has been a member of the Israel Bar Association.

Dr. Tali Gorfine, our Chief Medical Officer since March 15, 2017, joined the Company in May 2016 as the Company's Senior Medical Director. In her role as Senior Medical Director, Dr. Gorfine provided the Company with expertise regarding the Company's clinical development plan and was the point of contact for all medical related issues. Prior to joining the Company, Dr. Gorfine served as “Senior Clinical Program Leader” at Teva Pharmaceuticals global R&D devision, where she led the product strategy and clinical development of Phase II and III assets. Dr. Gorfine holds a MD, PhD from Tel-Aviv University with a specialization in functional magnetic resonance imaging (fMRI).

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

Yael Hollander, our Vice President, Legal Affairs and Strategy, has served in such capacity since March 2017. Ms. Hollander, joined the Company in July 2014 as the Company's General Counsel and Corporate Secretary. Ms. Hollander has five years of experience as a commercial lawyer at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. law offices, where she was involved in the representation of both publicly-traded and private companies in connection with corporate finance, public offerings, mergers and acquisitions, commercial transactions, corporate governance, and other securities, legal and business issues. Ms. Hollander holds a MBA in Finance from Recanati Business School at Tel Aviv University, and a LL.B. and BA in Economics from the Hebrew University of Jerusalem. Ms. Hollander has been a member of the Israeli Bar Association since 2010.

William Marth, a director of the Company since March 2014. Mr. Marth served as president and chief executive officer of Albany Molecular Research Inc. since January 2014 until January 2018. Previously, Mr. Marth served as a Director of Albany Molecular Research Inc. and as chairman of its board of directors from June to December 2013. Prior to this, he served as President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. in the Americas from June 2010 to November 2012 and Chief Executive Officer of Teva North America from January 2008 to June 2010  and CEO  of Teva USA from January 2005 to January 2008. In addition, Mr. Marth worked with several large equity firms providing guidance on their healthcare investments. He was a member of Teva’s global executive management team from 2007 to 2012. From July 1999 to January 2002, he was the Executive Vice President and Vice President of Sales and Marketing for Teva USA. Prior to joining Teva USA, he held various positions with the Apothecon division of Bristol-Myers Squibb. Mr. Marth is a pharmacist and is currently a director at the University of Illinois at Chicago College of Pharmacy (UIC). Previously, Mr. Marth served as the Chairman of the Board of Directors of Sorrento Therapeutics from 2014 to July 2017, the Chairman of the Board of the Generic Pharmaceutical Association (GPhA) in 2008 and 2009 and the American Society for Health-System Pharmacists (ASHP) in 2010, and various boards and committees, including the University of the Sciences in Philadelphia and the Board of Ambassadors for John Hopkins’ Project RESTORE. Mr. Marth earned his B.Sc. in Pharmacy from the University of Illinois in 1977 and his M.B.A. in 1989 from the Keller Graduate School of Management, DeVry University.

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

Tali Yaron-Eldar, an external director and the chairman of our Audit Committee and Remuneration Committee, joined our Board in March 2014. Ms. Yaron-Eldar is an Israeli attorney specializing in taxation and co-founded Yaron-Eldar, Paller, Schwartz & Co., Law Offices, in January 2013. Prior to January 2013, she was a partner at the law firm of Tadmor & Co. from March 2007 until December 2012 and a partner at the law firm of Cohen, Yaron-Eldar & Co. from 2004 until March 2007. From January 2004 until January 2008, Ms. Yaron-Eldar served as the Chief Executive Officer of Arazim Investment Company and she has also served in a variety of public positions, including as the Chief Legal Advisor of the Customs and V.A.T department of the Finance Ministry of the State of Israel from 1998 to 2001 and as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel from 2002 to 2004. Ms. Yaron-Eldar also serves as a director of a number of public companies, including Rossetta Genomics Ltd., Medtechnica Ltd., Magicjack Vocaltec Ltd., Lodgia Rotex Investments Ltd., Arko Holdings Ltd., Greenergy Renewable Energy Ltd., GO.D.M Investments Ltd., and Tadea Technological Development and Automation Ltd among others. Ms. Yaron-Eldar holds an M.B.A. specializing in finance from Tel Aviv University which was awarded in 1995 and an LL.B. from Tel Aviv University which was awarded in 1987. Ms. Yaron-Eldar is also a member of the Israeli Bar Association.

David Sidransky, M.D., an external director and the chairman of our Nomination Committee, joined our Board in June 2014. Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He serves as the Director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins University. He is a Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at John Hopkins University and Hospital. Dr. Sidransky has written over 500 peer-reviewed publications, and has contributed to more than 60 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award and 2017 Team Award presented by the American Association of Cancer Research. Dr. Sidransky has served as Vice Chairman of the Board of Directors of ImClone. He is Chairman of the Board of Advaxis Inc., and Tamir Biotechnology and is a lead director at Champions Oncology and on the board of directors of Orgenesis Inc. He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In addition, Dr. Sidransky served as Director of American Association for Cancer Research from 2005 to 2008. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.

Prof. Ran Oren, M.D. joined our Board in March, 2017 and has served as a member of our scientific advisory board since 2014, and as the Company's Chief Medical Officer from August 1, 2016 to March 14, 2017. Prof. Oren is a Professor of Gastroenterology & Hepatology at the Faculty of Medicine, Hebrew University of Jerusalem, Israel, and is the Head of the Institute of Gastroenterology and Liver Disease at Hadassah Medical Center, Jerusalem, Israel. In addition, Prof. Oren serves as a member of the Scientific Advisory Board of Redhill Biopharma Ltd., a member of the board of directors of the Boxenbaum – Netta Foundation Ltd. (CC), provides consultancy services to MEDecide Ltd., advises Maccabi Healthcare in the field of liver and serves at the editorial board of the official journal of the American Association for the study of liver diseases Hepatology. Prof. Oren published over the years in the fields of liver fibrosis, thyroid hormone, effect on liver diseases and hepatocyte transplantation. In recent years his main research interests are in the field of non-alcoholic fatty liver disease (NAFLD) – epidemiology, risk factors, diagnosis and treatment. Prof. Oren has received numerous academic and professional awards in his field and holds several patents related to the prevention and arresting of human liver disease. In 2000, Prof. Oren established the Liver Unit at the Tel Aviv Sourasky Medical Center, where he served as Chief of Medicine from 2008 to 2010. Prof. Oren concurrently served as the President of the Israeli Association for the Study of the Liver between 2007 and 2010.

Carol L. Brosgart, M.D. joined our Board on June 7, 2017. Dr. Brosgart served as a member of Tobira Therapeutics’s Board of Directors from 2009 until it was acquired by Allergan in 2016. She is currently a member of the NASH council of Allergan and a consultant to a number of biotechnology companies in the areas of liver disease and infectious disease. Dr. Brosgart currently serves on the Steering Committee of the National Viral Hepatitis Roundtable, the Executive Committee of the Forum for Collaborative Research, and the Steering Committee of the HBV Cure Group at the Forum as well as on the boards and committees of several other not-for-profit health organizations. She is active in the public policy arena for AASLD and IDSA/HIVMA. Dr. Brosgart served as Senior Advisor on Science and Policy to the Division of Viral Hepatitis, Centers for Disease Control, US Health and Human Services from 2011 to 2013. For the past three decades, Dr. Brosgart has also served as a member on the faculty of the School of Medicine at the University of California, San Francisco where she is currently Clinical Professor of Medicine, Biostatistics and Epidemiology in the Division of Global Health and Infectious Diseases. During 2011, Dr. Brosgart served as Chief Medical Officer at biotechnology company Alios BioPharma, Inc. Prior to Alios, Dr. Brosgart served as Senior Vice President and Chief Medical Officer of Children’s Hospital & Research Center in Oakland, California, from 2009 until February 2011. Previously, she served for eleven years, from 1998 until 2009, at the biopharmaceutical company, Gilead Sciences, Inc., where she held a number of senior management roles, most recently as Vice President, Public Health and Policy and earlier as Vice President, Clinical Research and Vice President, Medical Affairs and Global Medical Director, Hepatitis. She led the clinical development of a number of agents at Gilead, including Viread and Hepsera. Prior to Gilead, Dr. Brosgart worked for more than 20 years in clinical care, research and teaching at several Bay Area medical centers. She was the founder and Medical Director of the East Bay AIDS Center at Alta Bates Medical Center in Berkeley, California, from 1987 until 1998 and served as the Medical Director of Central Health Center, Oakland, California, of the Alameda County Health Care Services Agency. She is a board member of Abivax, and Chair of the Scientific Advisory Board for ContraVir Pharmaceuticals. Dr. Brosgart received a B.S. in Community Medicine from the University of California, Berkeley and received an M.D. from the University of California, San Francisco. Her residency training was in pediatrics, public health and preventive medicine at UCSF and UC Berkeley School of Public Health. She has published extensively in the areas of HIV, HBV, CMV, and liver disease.

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

Certain Approvals Required for Office Holders’ Compensation of the Companies Law

Pursuant to the Companies Law, the Company is required to adopt a compensation policy regarding the terms of office and employment of its Office Holders (as such terms are defined below), which includes exemption and release of the Office Holders from liability for breach of his or her duty of care to the Company, an undertaking to indemnify the Office Holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid (the “Terms of Office and Employmentˮ). The Company’s current compensation policy with respect to the Terms of Office and Employment of the Company’s Office Holders (the “Compensation Policyˮ), was approved by the Board in April 2017 after considering the recommendations of the Remuneration Committee and was adopted by the Company’s shareholders in June 2017.

The term ‘Office Holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of February 28, 2018, the latest practicable date for inclusion in this annual report, in addition to the eight members of the Board (including the Company's President and Chief Executive Officer), the Company considers five other individuals, including its Chief Medical Officer, its Chief Scientist Officer, its Chief Financial Officer, its Vice President, Operations and its Vice President, Legal Affairs and Strategy, to be Office Holders.

Pursuant to the Companies Law, arrangements between the Company and its Office Holders must generally be approved by the Remuneration Committee and the Board, and be consistent with the Compensation Policy. However, under certain circumstances, the Company may approve an arrangement that is not consistent with the Compensation Policy, if such arrangement is approved by a majority of the Company’s shareholders, provided that (i) such majority includes a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the arrangement constitute two percent or less of the voting power of the company (the “Special Majorityˮ).

The terms of office and employment of directors (including an officer who is a director but is not a controlling shareholder) further require the approval of the shareholders by a simple majority in addition to the approval of the Compensation Committee and the Board, in that order, and under certain circumstances, a Special Majority; with respect to a chief executive officer or an officer who is a controlling shareholder, the approval of the shareholders must be made by the Special Majority. In addition, under certain circumstances, a company may be exempt from receiving the shareholders’ approval with respect to the Terms of Office and Employment of a non-affiliated candidate for chief executive officer.

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

Aggregate Executive Compensation

The aggregate compensation, including share-based compensation, paid by us to all of our Office Holders as a group, with respect to the year ended December 31, 2017, was approximately $3.4 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement, vacation or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to Office Holders, and other benefits commonly reimbursed or paid by companies in our industry. In addition to the seven members of the Board (including the Company's President and Chief Executive Officer and the Company's former Chief Medical Officer), the Company considers seven other individuals, namely its Chief Medical Officer, its Chief Scientist Officer, its Chief Financial Officer, it's VP, Legal and strategy, its VP, Operations, its former Chief Financial Officer, and its former VP, Clinical trials, to have been Office Holders in 2017.

As of December 31, 2017, options to purchase 1,580,347 of our ordinary shares granted to our Office Holders as a group were outstanding, of which options to purchase 1,249,054 of our ordinary shares were vested, with a weighted average exercise price of $2.22 per ordinary share.

As of December 31, 2017, 30,590 restricted stock units (RSUs) granted to our Office Holders as a group were outstanding. For outstanding equity-based awards granted to our Office Holders, see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

Individual Compensation of Covered Executives

The following table sets forth the compensation granted to the five most highly compensated Office Holders during or with respect to the year ended December 31, 2017. All amounts reported in the table reflect the cost to the Company, as recognized in its financial statements for the year ended December 31, 2017. The five individuals for whom disclosure is provided are referred to herein as “Covered Executives.”

Information Regarding the Covered Executives	Compensation for Services(1)
Name and Principal Position(1)	Base Salary/consulting fee($)	Benefits and Perquisites ($)(2)	Cash Bonus ($)(3)		Equity-Based Compensation ($)(4)	Other ($)(5)	Total ($)
Allen Baharaff (President and Chief Executive Officer and Director)	384,401	106,639	538,162	(6)	291,386	35,500	1,356,088
Dr. Liat Hayardeny (Chief Scientific Officer)	127,019	32,479	20,891		53,947	-	234,338
Tali Gorfine (Chief Medical Officer)	111,421	33,903	27,855		55,271	-	228,450
Yael Hollander (Vice President, Legal Affairs and Strategy)	75,209	26,916	32,089		81,576	-	215,789
Guy Nehemya (Vice President, Operations)	71,950	25,941	32,089		81,576	-	211,556

(1)	The above mentioned executives are all full-time employee of the Company. Mr. Baharaff also serves as a member of our Board. Cash compensation amounts denominated in currencies other than the Dollar were converted into Dollars at an exchange rate of NIS 3.60 = $1.00, which reflects the average conversion rate for fiscal year ended December 31, 2017.

(2)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, relocation, payments for social security and other benefits and perquisites consistent with the Company’s policies.

(3)	Amounts reported in this column refer to the cash bonuses provided by the Company with respect to 2017, which have been provided for in the Company’s financial statements for the year ended December 31, 2017 (including if such bonuses were paid in 2018). They exclude bonuses paid in 2017 which were provided for in the Company’s financial statements for previous years. Cash bonuses are paid in accordance with the Company’s 2017 Annual Cash Bonus Plan and are intended to promote the Company’s work plan and business strategy by rewarding officers for achievement of the Company’s business and financial goals through team work and collaboration. Key performance indicators which are factored into cash bonus determinations are individual specific and may include: (i) major progress in research and development stages, (ii) the execution of in/out-license transactions, (iii) the execution of strategic collaboration agreements, (iv) obtaining marketing approval of a new product, and (v) raising funds throughout public offering or a private placement.

(4)	Amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2017 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in Note 9 to the Financial Statements. For outstanding equity-based awards granted to Covered Executives see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

(5)	Amounts reported in this column include payments made with respect to the year 2017 and recorded in the financial statements for the year ended December 31, 2017 relating to directors’ fees.

(6)	This cash bonus consists of: (i) an annual bonus; and (ii) a special cash bonus for meeting certain goals.

Compensation of Directors

As approved by our shareholders at our 2017 annual meeting of shareholders, in connection with their services as directors of the Company, each of our directors from time to time, including external directors, is entitled to an annual payment of $40,000, plus value-added tax (“VATˮ), if applicable, and with respect to an expert external director, $50,000 plus VAT, payable quarterly at the end of each quarter. Our Board has determined that each of Mr. Nir, Ms. Yaron-Eldar and Mr. Sidransky are entitled to receive compensation as an ‘expert external director’. The compensation of external directors is also subject to the provisions of the Israeli regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Compensation Regulationsˮ), which provide that such compensation will not be less than the Minimum Amount (as such term is defined in the Compensation Regulations). See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors & Financial Experts” below.

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

Employment Agreement with Our President and Chief Executive Officer

On December 30, 2013, we entered into a personal employment agreement with our controlling shareholder, Mr. Allen Baharaff who serves as our president, chief executive officer and as a member of our Board, as amended on March 15, 2016 and July 20, 2017, which provides that Mr. Baharaff’s terms of office and employment are for an undefined term, subject to  re-approval under the Companies Law and termination in accordance with the terms of the employment agreement.

Under the terms of his employment agreement, Mr. Baharaff is entitled to a gross monthly salary of NIS 115,000. In addition, Mr. Baharaff will be entitled to the following cash bonuses based on achievement of qualitative and quantitative performance goals and objectives: (i) an annual cash bonus in an amount of up to nine times his monthly base salary, to be determined based on the achievement of certain qualitative and quantitative performance goals and objectives set by our Board and approved by our shareholders; (ii) upon execution of a Strategic Agreement (as defined below), Mr. Baharaff will be entitled to receive, subject to the discretion of the Board, a cash bonus in an amount of up to twelve times his monthly base salary. A “Strategic Agreement” means: a license agreement or any other strategic agreement (i.e. research and development, manufacture, distribution, etc.) for the U.S., Europe, Japan or China; (iii) upon consummation of a fund raising (excluding funds received from a Strategic Agreement), Mr. Baharaff will be entitled to receive, subject to the discretion of the Board, a cash bonus in an amount of up to ten times his monthly base salary if the funds received by the Company are between $8 Million to $10 million and up to twelve times his monthly base salary if the funds received by the Company are $10 million or more; (iv) upon a Change of Control Event (as defined below), Mr. Baharaff will be entitled to receive, subject to the discretion of the Board, a cash bonus in an amount of up to twelve times his monthly base salary. A “Change of Control Event” means: (a) the acquisition of the Company by another entity or individual or group of individuals by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, share purchase or consolidation), unless the Company’s shareholders of record as constituted immediately prior to any such transaction will, immediately after such transaction (by virtue of securities issued as consideration for the Company’s share capital, assets or otherwise) hold more than 50% of the voting power of the surviving or acquiring entity; or (b) a sale of all or substantially all of the assets of the Company.

Mr. Baharaff will also be entitled to the following equity based compensation: (i) in the event that our options are cashed-out upon a Change of Control Event, all unvested options granted to Mr. Baharaff will vest immediately prior to the consummation of the Change of Control Event; (ii) if upon a Change of Control Event (a) Mr. Baharaff’s employment as chief executive officer of the Company or the surviving entity is terminated within twelve months as of the Change of Control Event, and (b) unvested options are replaced for new options of the surviving entity as part of the Change of Control Event with a vesting schedule and terms identical to the replaced options (the “Replacement Options”), then (x) all unvested Replacement Options granted to Mr. Baharaff will vest immediately prior to the termination of Mr. Baharaff’s employment, and (y) Mr. Baharaff’s Replacement Options will be exercisable until the earlier of (a) two years from termination, and (b) expiration of the Replacement Options.

Mr. Baharaff will also receive other benefits required under Israeli law or that are customary for senior executives in Israel such as confidentiality, reimbursement of expenses, payment for absence days, sick leave, pension and/or a manager's insurance policy and study fund.

Mr. Baharaff’s employment agreement is terminable by either party upon six months prior written notice ("Prior Notice Period"), and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. Upon termination, provided such termination was not for cause, Mr. Baharaff shall be entitled, in addition to the Prior Notice Period, to a payment in an amount of up to twelve times his monthly base salary, to be paid in twelve equal monthly installments, in exchange for Mr. Baharaff’s undertaking not to compete with the Company for a period of twelve months (“Non-Compete Grant”). Other than in case of resignation by Mr. Baharaff, excluding resignation for a Good Reason Event (as defined below), or termination for cause: (i) all Mr. Baharaff’s unvested options will vest upon termination; and (ii) unexercised options granted to Mr. Baharaff may be exercised until the earlier of (a) two years from his termination, and (b) expiration of his options. A “Good Reason Event” means: any of the following events, provided that the event is effected by the Company without the written consent of Mr. Baharaff: (i) a material reduction or adverse change in Mr. Baharaff’s authority, duties or responsibilities; (ii) a reduction in Mr. Baharaff’s monthly base salary, other than a reduction of no more than 10% of his then current monthly base salary as part of an across the board reduction in all salaries for employees of the Company; (iii) a material breach by the Company of Mr. Baharaff‘s employment agreement or any other agreements pertaining directly to Mr. Baharaff’s compensation or employment or (iv) death, disability or severe illness. Upon termination for cause by the Company, Mr. Baharaff shall not be entitled to any Prior Notice Period, Non-Compete Grant or any other payment, and any unvested outstanding equity awards shall terminate immediately upon the date of such termination for cause.

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

Membership of the Board

Our Articles provide that the minimum number of members of the Board is three and the maximum number of members is eleven. The Board is presently comprised of eight members, two of whom are external directors. The minimum and maximum number of directors may be changed, at any time and from time to time, by a majority vote of our directors then in office, provided that no decrease in the number of directors shall shorten the term of any incumbent director. Under our Articles, the Board consists of three classes of directors (not including the two external directors, each of whom are not part of any class) which are appointed for fixed terms of office in accordance with the Companies Law and our Articles, with one class being elected each year for a term of approximately three years by our shareholders at our annual general meeting.

Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. The directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Mr. Shmuel Nir and Dr. Carol Brosgart serve as our Class I Directors until the close of the annual general meeting to be held in 2018; Mr. Allen Baharaff and Prof. Ran Oren serve as our Class II Directors until the close of the annual general meeting to be held in 2019; and Mr. William Marth and Mr. Chaim Hurvitz serve as our Class III Directors until the close of the annual general meeting to be held in 2020. In addition, our shareholders meeting held on June 7, 2017, resolved to re-elect Ms. Tali Yaron-Eldar and Dr. David Sidransky as the Company’s external directors for a term of three years, commencing as of June 12, 2017.

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

In addition, no person may serve as an external director if: (i) the person’s other positions or other business activities create, or may create, a conflict of interest with the person’s service as an external director or interfere with the person’s ability to serve as an external director; (ii) at the time such person serves as a non-external director of another company on whose board of directors a director of the reciprocal company serves as an external director; (iii) the person is an employee of the Israel Securities Authority or of an Israeli stock exchange; (iv) such person or such person’s relative, partner, employer or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has business or professional relations with any person or entity he or she should not be affiliated with, as described above, unless such relations are negligible; or (v) such person received compensation, directly or indirectly, in connection with such person’s services as an external director, other than as permitted under the Companies Law and the regulations promulgated thereunder. If, at the time of election of an external director, all other directors who are not controlling shareholders of such company or their relatives, are of the same gender, then the designated external director must be of the other gender.

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

The board of directors must make the determination as to the financial and accounting expertise, and as to the professional qualifications, of a director taking into consideration those criteria and matters set forth in the regulations. A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand our financial statements and initiate debate regarding the manner in which the financial information is presented. In addition, the board of directors of a public company is required to make a determination as to the minimum number of directors who must have such financial and accounting expertise based on, among other things, the type of company, its size, the volume and complexity of the company’s activities and the number of directors. Our Board has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Marth qualifies as such. The external director who qualifies to have such expertise is Ms. Yaron-Eldar. In addition, our Board has determined that Ms. Yaron-Eldar qualifies as an audit committee financial expert pursuant to the applicable SEC rules, and accordingly as having the necessary financial sophistication as required by the Nasdaq Capital Market rules.

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

The responsibilities of the audit committee under the Companies Law include: (i) identifying flaws in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (ii) with respect to certain actions involving conflicts of interest and with respect to certain related party transactions, deciding whether such actions are material actions and whether such transactions are extraordinary transactions, respectively, all for the purpose of approving such actions or transactions; (iii) reviewing and deciding whether to approve certain related party transactions and certain actions involving conflicts of interest; (iv) reviewing the internal auditor’s work program; (v) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has at his or her disposal the tools and resources required to perform his or her duties, considering, inter alia, the special needs of the company and its size; (vi) examining the independent auditor’s scope of work as well as the independent auditor’s fees and providing its recommendations to the appropriate corporate organ; (vii) providing for arrangements as to the manner in which the company will deal with employee complaints with respect to deficiencies in the management of the company’s business and the protection to be provided to such employees; and (viii) with respect to related party transactions with a controlling shareholder, regardless of whether such transactions are extraordinary transactions, that prior to entering into such transaction, to establish the requirement of having a competitive process under the supervision of the audit committee or any individual, committee or body on its behalf and according to criteria established by the audit committee and to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee to be non-extraordinary transactions, but which are not negligible transactions.

Our Board has adopted an audit committee charter setting forth the responsibilities of the Audit Committee consistent with the rules of the SEC and the Nasdaq Listing Rules, as well as the requirements for such committee under the Companies Law, as described below.

Our Audit Committee oversees the accounting and financial reporting processes of the Company. It also provides assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out its duties, our Audit Committee meets with management at least once a quarter, at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding calendar quarter and conveys its conclusions in this regard to the Board. Our Audit Committee also monitors generally the services provided by the Company’s independent auditors to ensure their independence, and reviews all audit and non-audit services provided by them.

Our Board has resolved to delegate to the Audit Committee the power to pre-approve non-auditing services rendered by the Company’s independent auditors without the need for further approval by our Board. As such, on March 6, 2018, our Audit Committee approved the adoption of a pre-approval policy, such that the Chairman of the Audit Committee is authorized to pre-approve any engagement of our independent auditors during a period of twelve months from the date of such approval, for the provision of non-auditing services, for fees not to exceed $20,000, and any such engagement which exceeds $20,000 shall require a pre-approval by the entire Audit Committee. Once services have been pre-approved, our management must then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the pre-approval policy, and regarding the fees for the services performed. Such fees for 2017 were pre-approved by the Audit Committee in accordance with the pre-approval policy.

The Company’s independent and internal auditors also report regularly to our Audit Committee, and our Audit Committee discusses with the Company’s independent auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so.

Under the provisions of the Sarbanes-Oxley Act, the audit committee is directly responsible for the appointment, compensation and oversight of the work of the company’s independent auditors. However, under Israeli law, the appointment of independent auditors and their compensation require the approval of the shareholders of a public company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the independent auditors to the board of directors. In addition, pursuant to the Companies Law, the audit committee is required to examine the independent auditors’ fees and to provide its recommendations with respect thereto to the appropriate corporate body. Accordingly, the appointment of our independent auditors is required to be approved and recommended to the shareholders by our Audit Committee and Board and approved by the shareholders. The compensation of the independent auditors for audit services is required to be approved and recommended to the Board by our Audit Committee and approved by the Board. The Board has delegated its authority to approve the compensation of independent auditors for non-auditing services to the Audit Committee.

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

On January 31, 2017, our Board re-appointed Mr. Alon Amit, CPA, from Raveh Ravid & Co. CPA, Tel Aviv, Israel, as the Company’s internal auditor, effective as of January 1, 2017, for a period of two years.

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

Agreements with Directors

Other than a written agreement with our President and Chief Executive Officer, as detailed in “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Arrangements with Directors and Related Parties—Employment Agreement with Our President and Chief Executive Officer,” we do not have written agreements with any director providing for benefits upon the termination of his or her services with our Company.

D.	Employees.

As of December 31, 2017, we had 17 employees, of which 13 were full-time employees and four were part-time employees. Eleven of the Company’s employees were involved in our clinical and product development operations and six served in general and administrative capacities. 16 of our employees are located in Israel and one employee is located in the United Kingdom.

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

Certain Information Concerning Ordinary Shares Owned by Office Holders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of February 28, 2018, the latest practicable date for inclusion in this annual report, held by our directors and executive officers, individually and as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days after February 28 2018 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or other conversion rights, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 14,472,414 ordinary shares outstanding on February 28, 2018.

	As of February 28, 2018
	Number of ordinary shares beneficially owned(1)	Percentage of ordinary shares beneficially owned
Chaim Hurvitz(2)	1,063,963	7.3%
Allen Baharaff(3)	4,253,797	27.8%
Shmuel Nir(4)	75,646	*
William Marth(5)	57,595	*
Tali Yaron-Eldar(6)	25,625	*
Dr. David Sidransky(6)	25,625	*
Prof. Ran Oren(7)	89,777	*
Dr. Carol L. Brosgart(7)	20,000	*
Dr. Tali Gorfine(7)	27,500	*
Dr. Liat Hayardeny(7)	25,000	*
Yohai Stenzler(8)	32,070	*
Yael Hollander(9)	48,320	*
Guy Nehemya(9)	48,320	*
All directors and executive officers as a group (13 persons)	5,793,239	38.40%

 * Less than 1%.

(1)	All options included are either currently exercisable or will be exercisable within 60 days of February 28, 2018.

(2)	Consists of (i) 1,038,963 ordinary shares, of which 811,596 ordinary shares are held through Shirat HaChaim Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Hurvitz is the controlling shareholder, president, chief executive officer and the chairman of its board of directors and 227,367 ordinary shares held by Mr. Chaim Hurwitz; and (ii) 25,000 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2018.

(3)	Consists of (i) 3,420,822 ordinary shares, of which 3,416,822 are held through G. Yarom Medical Research Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Baharaff is the controlling shareholder and the chairman of its board of directors and 4,000 ordinary shares held by Mr. Baharaff, which were purchased in the open market; and (ii) options to purchase 832,975 ordinary shares that are currently exercisable within 60 days as of February 28, 2018. Of the 4,253,797 ordinary shares, Mr. Baharaff exercises sole voting and dispositive power over 836,975 shares beneficially owned and shared voting and dispositive power with G. Yaron Medical Research Ltd. over 3,416,822 shares.

(4)	Consists of (i) 45,188 ordinary shares, of which 41,438 ordinary shares are held through Tushia Consulting Engineers Ltd., of which Shmuel Nir is its controlling shareholder and 3,750 ordinary shares held by Mr. Nir; and (ii) 30,458 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2018.

(5)	Consists of (i) 18,554 ordinary shares held by Mr. Marth; and (ii) 39,041 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2018.

(6)	Consists of (i) 3,750 ordinary shares held by the referenced person; and (ii) 21,875 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2018.

(7)	Represents ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2018;

(8)	Consists of (i) 2,812 ordinary shares held by Mr. Stenzler; (ii) 28,906 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2018; and (iii) 352 ordinary shares issuable upon the vesting of restricted stock units that are currently vested or will vest within 60 as of February 28, 2018.

(9)	Consists of (i) 2,812 ordinary shares held by the referenced person; (ii) 45,156 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2018; and (iii) 352 ordinary shares issuable upon the vesting of restricted stock units that are currently vested or will vest within 60 as of February 28, 2018.

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

To our knowledge, as of February 28, 2018, we had 6 holders of record of our ordinary shares with a U.S. address, including Cede & Co., the nominee of The Depository Trust Company. These holders held in the aggregate 9,842,254 ordinary shares, or 68% of our outstanding ordinary shares as of February 28, 2018. The number of record holders in the United States is not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

To our knowledge, the only significant changes in the percentage ownership held by our major shareholders during the past three years have been the following: From January 1, 2015 to February 28, 2018, the ownership percentage of Chaim Hurvitz decreased by 1.7% from 9.0% to 7.3% and the ownership percentage of Allen Baharaff decreased by 7.2% from 35% to 27.8% during such period.

2013 Incentive Share Option Plan

We maintain one equity-based incentive plan, our 2013 Incentive Share Option Plan (the “2013 Planˮ). As of February 28, 2018, the latest practicable date for inclusion in this annual report, a total of 3,090,492 shares were reserved for issuance under our 2013 Plan, of which (1) options to purchase 2,095,724 ordinary shares and 27,501 restricted stock units (“RSUsˮ), were issued and outstanding thereunder (i.e., were granted but not canceled, expired or exercised); (2) options to purchase 739,078 ordinary shares were exercised and 35,780 ordinary shares were issued upon vesting of RSUs, and (3) 187,253 shares remain unallocated for future equity awards pursuant to our 2013 Plan.

Our 2013 Plan, which was adopted by our Board on September 2, 2013, and approved by our shareholders in December 30, 2013 (as was amended by the Board and our shareholders on March 30, 2015 and May 11, 2015, respectively), provides for the grant of options to purchase our ordinary shares and the issuance of RSUs to our officers, directors, employees, service providers and consultants. Our 2013 Plan provides for such equity-based compensation under various and different tax regimes, including those detailed below.

The 2013 Plan is administered by our Board, which, on its own or upon the recommendation of our Remuneration Committee or any other similar committee of the Board, shall determine, subject to applicable law, the identity of grantees of awards and various terms of the grant. Consistent with our Compensation Policy, the 2013 Plan provides for granting options to purchase our ordinary shares pursuant to Section 102 of the Israeli Income Tax Ordinance (the “Ordinanceˮ), under the capital gains route, to directors, officers and employees who are Israeli residents holding (or have a right to hold or to purchase) less than 10% of our total share capital and do not have a right to receive 10% or more of the Company’s profits.

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

For residents, or deemed residents, of the United States, the 2013 Plan provides grants, which are pursuant to Section 422 of the Internal Revenue Code of 1986, as amended (the “Codeˮ), as incentive stock options, or ISOs, and any other participants which do not qualify for ISOs, as non-statutory stock options (“NSOsˮ), pursuant to the Code.

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

Options and RSUs granted under the 2013 Plan will vest in accordance with the vesting dates as determined by the Board following the recommendation of the Remuneration Committee or any other similar committee of the Board with respect to each grant. Generally, options that are not exercised within ten years from the grant date expire, unless otherwise determined by the Board and the Remuneration Committee, as applicable, provided however, that, pursuant to our Compensation Policy, any equity-based awards to Office Holders must include both a gradual vesting period of at least three years from the date of grant, and an exercise period of no more than ten years from the date of grant.

Upon such date or dates designated in the applicable award agreement, unless earlier forfeited, subject to the receipt of any approvals required from any relevant tax authority, we shall settle each RSU upon vesting by delivering one ordinary share.

In case of termination for reasons of disability or death, the grantee or his legal successor may exercise options that have vested prior to termination within a period of twelve months from the date of disability or death. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested unexercised options will expire and terminate on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may exercise his or her vested options within 90 days of the date of termination or within a longer period under specified circumstances determined by our Board. Any expired or unvested options shall return to the option pool reserved under the 2013 Plan for reissuance.

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

Certain Information Concerning Equity Awards to Office Holders

The following tables set forth information, as of February 28, 2018, the latest practicable date for inclusion in this annual report, concerning all outstanding equity awards to Office Holders.

Options

Name of Office Holder	Date of grant	Exercise price per share ($)	Shares subject to the option		Shares vested and unexercised	Shares unvested	Schedule date of expiration
Chaim Hurvitz	February 4, 2016	$5.49	10,000	(1)	6,666	3,334	Feb-04-2026
	February 4, 2016	$5.94	30,000		15,000	15,000	Feb-04-2026

Allen Baharaff	December 30, 2013	NIS0.01	115,437		115,437	0	Sep-2-2023
	December 30, 2013	NIS0.01	266,085		266,085	0	Sep-2-2023
	December 30, 2013	NIS0.01	150,174		150,174	0	Sep-2-2023
	February 4, 2016	$5.49	140,000	(1)	93,333	46,667	Feb-04-2026
	February 4, 2016	$5.94	170,000		85,000	85,000	Feb-04-2026

William Marth	March 18, 2014	$3.57	17,166	17,166	0	Sep-02-2023
	May 11, 2015	$5.49	10,000	6,875	3,125	May-11-2025
	February 4, 2016	$5.94	30,000	15,000	15,000	Feb-04-2026

Shmuel Nir	February 21, 2014	$3.57	8,583	8,583	0	Sep-02-2023
	May 11, 2015	$5.49	10,000	6,875	3,125	May-11-2025
	February 4, 2016	$5.94	30,000	15,000	15,000	Feb-04-2026

Tali Yaron-Eldar	May 11, 2015	$5.49	10,000	6,875	3,125	May-11-2025
	February 4, 2016	$5.94	30,000	15,000	15,000	Feb-04-2026

David Sidransky	May 11, 2015	$5.49	10,000	6,875	3,125	May-11-2025
	February 4, 2016	$5.94	30,000	15,000	15,000	Feb-04-2026

Prof. Ran Oren	December 22, 2013	$3.57	64,125	64,125	0	Sep-02-2023
	January 3, 2016	$7.61	30,000	15,000	15,000	Jan-03-2026
	July 28, 2016	$4.47	20,000	7,500	12,500	July-28-2026

Dr. Tali Gorfine	July 28, 2016	$4.47	40,000	15,000	25,000	July-28-2026
	January 31, 2017	$3.84	40,000	10,000	30,000	Jan-31-2026

Dr. Liat Hayardeny	September 6, 2016	$4.05	40,000	12,500	27,500	Sep-06-2026
	January 31, 2017	$3.84	40,000	10,000	30,000	Jan-31-2026

Yohai Stenzler	December 30, 2014	$5.49	20,000	15,000	5,000	Dec-30-2024
	January 3, 2016	$7.61	22,500	11,250	11,250	Jan-03-2026
	November 7, 2017	$7.48	20,000	0	20,000	Nov-07-2020

Yael Hollander	December 30, 2014	$5.49	40,000	30,000	10,000	Dec-30-2024
	January 3, 2016	$7.61	22,500	11,250	11,250	Jan-03-2026

Guy Nehemya	December 30, 2014	$5.49	40,000	30,000	10,000	Dec-30-2024
	January 3, 2016	$7.61	22,500	11,250	11,250	Jan-03-2026

Carol L. Brosgart	April 25, 2017	$4.87	20,000	15,000	5,000	Apr-25-2027

RSUs

Name of Office Holder	Date of grant	Shares subject to the RSUs	Shares vested	Shares unvested
Chaim Hurvitz	Feb-04-2016	7,500	3,750	3,750
William Marth	Feb-04-2016	7,500	3,750	3,750
Shmuel Nir	Feb-04-2016	7,500	3,750	3,750
Tali Yaron-Eldar	Feb-04-2016	7,500	3,750	3,750
David Sidransky	Feb-04-2016	7,500	3,750	3,750
Yohai Stenzler	Jan-03-2016	5,625	2,812	2,813
Yael Hollander	Jan-03-2016	5,625	2,812	2,813
Guy Nehemya	Jan-03-2016	5,625	2,812	2,813

ITEM 7. Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership”, to the best of our knowledge, no other person who we know beneficially owns 5.0% or more of the Company’s ordinary shares outstanding as of February 28, 2018, the latest practicable date for inclusion in this annual report. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions.

The following is a summary description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party and which were in effect since January 1, 2017.

Financing Agreement with GRD

We have provided financing to GRD from time to time, pursuant to which the Company and GRD have executed several capital notes for an aggregate outstanding principal amount of $45.1 million. The par value of such notes is in NIS, and they bear no interest nor repayment date; provided, however, that no repayment shall be made before the fifth anniversary from the issuance date of each note.

Concurrent Private Placement

In a concurrent private placement to our registered direct offering of August 2017, on August 3, 2017, Shirat HaChaim Ltd, an entity controlled by Chaim Hurvitz, our Chairman of the Board, and William Marth entered into a Securities Purchase Agreement with us to purchase an aggregate of 49,295 of our ordinary shares at $7.10 per share. The Securities Purchase Agreement contained representations, warranties and other provisions customary for a transaction of its nature. See also “Item 6.B. Compensation”.

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

Options. Since our inception we have granted options to purchase our ordinary shares to certain of our Office Holders. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. See also “Item 6.E. Share Ownership”. We describe our 2013 Plan under “Item 6. Directors, Senior Management and Employees—B. Compensation—2013 Incentive Share Option Plan.” If the relationship between us and an Office Holder is terminated except for “cause” (as defined in the 2013 Plan and/or the applicable option award agreement), options that are vested will generally remain exercisable for 90 days after such termination; provided, however, that prior to the date of such termination, our Remuneration Committee may authorize an extension of the terms of all or part of the vested options beyond the date of such termination for a period not to exceed the period during which the options by their terms would otherwise have been exercisable, and provided further that the vested options may lose their status as incentive stock options and/or approved 102 option if such extension extends beyond the maximum extension authorized by the Ordinance or the Code, as applicable. Dr. Maya Halpern has ceased to serve as a director and Chief Medical Officer of the Company effective as of April 9, 2016, and officially retired from the Company on May 15, 2016. In our 2016 annual meeting, the shareholders approved an acceleration of the vesting dates of 30,000 of Dr. Halpern's unvested options and an extension of the exercise period of all 60,000 vested options owned by Dr. Maya Halpern until the lapse of five years from the date of Dr. Halpern's retirement date. Mr. George Tonelli has ceased to serve as the Company's VP, Clinical Operations effective as of April 30, 2017 (the "Termination Date"). On April 2017, our Board approved an extension of the exercise period of all 31,249 vested options owned by Mr. George Tonelli until the lapse of a period of 12 months following the Termination Date.

RSUs. We have granted RSUs to certain of our Office Holders. Such award agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. See also “Item 6.E. Share Ownership”. We describe our 2013 Plan under “Item 6. Directors, Senior Management and Employees—B. Compensation—2013 Incentive Share Option Plan.” If the relationship between us and an Office Holder is terminated, RSUs that are vested shall be settled in accordance with the settlement schedule set forth in the applicable award agreement.

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

B.	Significant Changes.

No significant changes with respect to our consolidated financial statements have occurred since December 31, 2017.

ITEM 9. The Offer and Listing.

A.4	Offer and Listing Details

Our ordinary shares have been listed on the Nasdaq Capital Market under the symbol “GLMD” since March 13, 2014. Prior to that date, there was no public trading market for our ordinary shares. Our initial public offering was priced at $13.50 per share. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the NASDAQ Capital Market:

Annual Information:	Low	High
2014 (since March 13, 2014)	$4.58	$18.73
2015	$5.54	$13.50
2016	$2.78	$7.91
2017	$3.43	$9.78
Quarterly Information
First Quarter 2016	$3.50	$7.91
Second Quarter 2016	$3.88	$7.72
Third Quarter 2016	$3.53	$5.77
Fourth Quarter 2016	$2.78	$4.74
First Quarter 2017	$3.43	$5.79
Second Quarter 2017	$4.40	$7.09
Third Quarter 2017	$6.20	$9.39
Fourth Quarter 2017	$6.55	$9.78
Monthly Information:
September 2017	$7.52	$9.39
October 2017	$7.16	$9.59
November 2017	$6.55	$8.42
December 2017	$7.84	$9.78
January 2018	$9.01	$12.22
February 2018	$3.61	$10.79

B.	Plan of Distribution

Not applicable.

C.	Market for Ordinary Shares

Our ordinary shares have been quoted on the NASDAQ Capital Market since March 18, 2014 under the symbol “GLMD.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10. Additional Information.

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

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

Election of Directors

Our Board consists of three classes of directors (not including external directors who do not form part of any class), with one class being elected each year by shareholders at the Company’s annual general meeting for a term of approximately three years. In accordance with our Articles, directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. Ordinary shares do not have cumulative voting rights. As a result, the holders of ordinary shares that represent a simple majority of the voting power represented at a shareholders’ meeting and voting at the meeting have the power to elect all of the directors put forward for election, subject to specific requirements under the Companies Law with respect to the election of external directors. For further information as to these appointments, see “Item 6—Directors, Senior Management and Employees—C. Board Practices.”

Under our Articles, a director shall vacate his or her office if that director dies; is declared bankrupt; is declared to be legally incompetent; resigns such office by notice in writing given to the Company; is not re-elected by the shareholders upon expiration of his or her term at the relevant annual general meeting of shareholders; or otherwise as provided in the Companies Law.

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

Under the Companies Law, a “personal interestˮ includes an interest of any person in an action or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in a company. A personal interest furthermore includes the personal interest of a person for whom the Office Holder holds a voting proxy or the interest of the Office Holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy, even if such shareholder itself has no personal interest in the approval of the matter. An Office Holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of a relative of such Office Holder in a transaction that is not considered an extraordinary transaction.

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

Shareholder Meetings

Our Articles provide that an annual general meeting must be held at least once in every calendar year, not later than 15 months after the last preceding annual general meeting, at such time and place as may be determined by the Board. The Board may, in its discretion, convene additional shareholder meetings and, pursuant to the Companies Law, must convene a meeting upon the demand of two directors or one quarter of the directors then in office or upon the demand of the holder or holders of 5% of the Company’s issued share capital and 1% of its voting rights or upon the demand of the holder or holders of 5% of its voting rights. All demands for shareholder meetings must set forth the items to be considered at that meeting. Pursuant to the Companies Law, the holder or holders of 1% of the Company’s voting rights may request the inclusion of an item on the agenda of a future shareholder meeting, provided the item is appropriate for discussion at a shareholder meeting.

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

In addition, certain provisions of the Articles may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board. The classification of the Board into three classes with terms of approximately three years each, and the requirement under Companies Law to have at least two external directors, who cannot readily be removed from office, may make it more difficult for shareholders who oppose the policies of the Board to remove a majority of the then current directors from office quickly. It may also, in some circumstances, together with the other provisions of the Articles and Israeli law, deter or delay potential future merger, acquisition, tender or takeover offers, proxy contests or changes in control or management of the Company.

Changes in Capital

The registered share capital of the Company is NIS 500,000 divided into 50,000,000 ordinary shares, NIS 0.01 par value per share.

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

See “Item 6. Directors, Senior Management and Employees—B. Compensation”.

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

General Corporate Tax Structure in Israel

Israeli resident companies (as defined below), such as the Company, are generally subject to corporate tax at the rate of 24% on their taxable income, as of January 1, 2017 (25% in 2016), and 23% in 2018 and thereafter. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Technology Enterprise, as discussed below, may be considerably less.

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, which we refer to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies,” which are defined as Israeli resident-companies which were incorporated in Israel, of which 90% or more of their income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” that it owns and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production. Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

The following tax benefits, among others, are available to Industrial Companies:

•	amortization over an eight year period of the cost of purchasing a patent, rights to use a patent and rights to know-how, which are used for the development or advancement of the company, commencing in the year in which such rights were first exercised;

•	under limited conditions, an election to file consolidated tax returns with related Industrial Companies controlled by it; and

•	deductions of expenses related to a public offering in equal amounts over a three year period commencing on the year of the offering.

We believe that we qualify as an “Industrial Company” within the meaning of the Industry Encouragement Law. There can be no assurance that we will continue to qualify as an Industrial Company in the future or that the benefits described above will be available to us at all.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, which we refer to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets). The Investment Law was significantly amended effective April 1, 2005, further amended as of January 1, 2011 (the “2011 Amendmentˮ) and as of January 1, 2017 (the “2017 Amendment”). The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011.

The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, a Preferred Enterprise and is controlled and managed from Israel. Under a recent amendment announced in August 2013 (the “2013 Amendment”), beginning in 2014 and in each year thereafter until 2016, a Preferred Company may only be entitled to reduced corporate tax rates of 16%, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for Preferred Enterprise which is located in a specified development zone was reduced to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefit period of ten years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition for ‘Special Preferred Enterprise’ includes less stringent conditions.

As of January 1, 2014, dividends paid out of income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are subject to withholding tax at source at the rate of 20% unless a lower tax rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). In 2017-2019 dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

New Tax benefits under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (referred to as NATI).

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20%, or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

After examining the impact of the 2017 Amendment, we submitted a request to receive a tax ruling from the Israel Tax Authority to be recognized as a Preferred Technology Enterprise and recently we received a tax ruling from the Israel Tax Authority granting GRD a Preferred Technology Enterprise status, subject to terms and conditions determined in the tax ruling.

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

Payers of dividends on our ordinary shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are generally required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25%, (whether the recipient is a Substantial Shareholder or not) so long as the shares are registered with a nominee company.

Taxation of Israeli Resident Corporations on Payment of Dividends

Israeli resident corporations are generally exempt from Israeli corporate income tax with respect to dividends paid on ordinary shares of Israeli resident corporations as long as the profits out of which the dividends were paid were derived in Israel.

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to real capital gains derived by an Israeli individual resident from the sale of shares that were purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a Substantial Shareholder at the time of sale or at any time during the preceding 12 month period and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, such gain will be taxed at the rate of 30%.

Moreover, capital gains derived by an individual shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at their marginal rates applicable to business income (up to 50% in 2017 and 2018, including Excess Tax as detailed below).

At the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder the aforementioned return is not required to be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (or 30% for individuals, if such person is a Substantial Shareholder at the time he or she receives the dividend or on any date in the 12 months preceding such date), or 20% if the dividend is distributed from income attributed to Preferred Enterprise unless a lower rate is provided under an applicable tax treaty between Israel and the shareholder’s country of residence and provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance.

A non-Israeli resident who has dividend income derived from or accrued in Israel, from which the full amount of tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income; provided that (i) such income was not derived from a business conducted in Israel by the taxpayer and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%, subject to certain conditions. Where the recipient is a U.S. corporation owning 10% or more of the voting shares of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the entirety of its prior taxable year (if any), the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

Payers of dividends on our ordinary shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are generally required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25% (whether the recipient is a Substantial Shareholder or not), so long as the shares are registered with a nominee company.

Capital Gains Income Taxes Applicable to Non-Israeli Shareholders

Non-Israeli resident shareholders are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that such shareholders did not acquire their shares prior to January 1, 2009 or acquired their shares after the Company was listed for trading on NASDAQ and such gains were not derived from a permanent business or business activity of such shareholders in Israel. These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more in the aggregate during the relevant taxable year; (ii) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power of the Company during any part of the 12 month period preceding such sale, exchange or disposition, subject to certain conditions; (iii) the capital gains arising from such sale, exchange or disposition are attributable to a permanent establishment of the Treaty U.S. Resident maintained in Israel, subject to certain conditions; (iv) the capital gains arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (v) the capital gains arising from such sale, exchange or disposition is attributed to royalties. In any such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the U.S.-Israel Income Tax Treaty.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% (increased to 3% beginning in 2017 and thereafter) on annual income exceeding a certain threshold (NIS 803,520 for 2016, and NIS 640,000 for 2017 and thereafter, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gains.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Pre-Ruling Regarding a Reorganization of Our Corporate Structure

In connection with the Reorganization, as detailed under “Item 4. Information on the Company—Historical Background and Corporate Structure” above, we obtained a pre-ruling from the Israel Tax Authority. The Tax Pre-Ruling confirms that the transfer of shares and assets resulting in the Company as the parent company and 100% equity-owner of GRD, which holds all the Group’s intellectual property, including the Company’s patent portfolio and GIL, is not taxable pursuant to the provisions of the Israeli Tax Ordinance as long as certain requirements are met. Pursuant to the Tax Pre-Ruling, certain restrictions under the Israeli tax laws were applied to the Company and its subsidiaries, as well as to those shareholders and option holders and other holders of rights in the share capital of the Company (on a diluted basis), who participated in the Reorganization and held such rights immediately after the consummation of the Reorganization (the “Rights Holdersˮ). In this section, each of the terms “Rights” and/or “share capital (on a diluted basis)” includes shares, options to purchase shares and any other “right” in “a body of persons” as such term is defined in the Israeli Tax Ordinance. These restrictions generally restrict these entities and Rights Holders from making any disposition of their Rights in the transferred assets and shares for a two year period following the consummation of the Reorganization, which ended in February 2016 (the “Restriction Periodˮ). During the Restriction Period, these restrictions included the following:

•	Sale or otherwise disposition of our intellectual property, other than out-licensing in the ordinary course of business, was not permitted;

•	the Rights Holders immediately following the Reorganization must not have changed. Notwithstanding this restriction, so long as the aggregate holdings of the Rights Holders, collectively, was 51% or more of the total share capital of the Company at any time during the Restriction Period, certain changes in the holding percentages of the Rights Holders might have been permitted during the Restriction Period under the Israeli Tax Ordinance and guidelines issued by the Israel Tax Authorities;

•	the Rights Holders may not have sold or otherwise transfer or dispose of more than 10% of their respective Rights, subject to the exemptions and relief detailed below;

•	Sale or otherwise transfer or disposition of any of our shares in GHI or GIL, was not permitted; and

•	during the two tax years following the end of the year in which the Reorganization was completed we may not have offset losses (whether business or capital losses) incurred in the year in which the Reorganization was completed or in the years preceded that year up to the fair market value of the transferred asset.

In addition, no deduction for tax purposes is allowed in relation to the Reorganization.

If during the Restriction Period, we or the Rights Holders committed a violation, the transfer of shares or other rights and/or assets in connection with the Reorganization will become subject to taxation based on the greater of the transferred assets’ fair market value on the day of such violation or taxes that, but for the Tax Pre-Ruling, would be payable in connection with the transfer of such assets and shares at the time of the Reorganization, linked to the Israeli consumer price index linkage differentials and interest from the day of the actual transfer of such assets and shares until the day of payment of such taxes, unless the Israel Tax Authority is satisfied that such violation was a result of special circumstances beyond our control. The Restriction Period ended on February 2016, and to our knowledge, neither we nor any of the Right Holders has committed a violation during the Restriction Period pursuant to the terms and conditions of the Tax Pre Ruling.

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This summary is based on the the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, the income tax treaty between the United States and Israel, or the U.S.-Israel Tax Treaty, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary is no substitute for consultation by prospective investors with their own tax advisors and does not constitute tax advice. This summary applies only to U.S. Holders that hold our ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (including, without limitation, banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire our ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons who acquire our ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own, indirectly, or by attribution) 10% or more of our shares, or persons that mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations, any U.S. federal estate, gift or alternative minimum tax considerations, or any U.S. federal tax consequences other than U.S. federal income tax consequences.

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

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of such entity or arrangement treated as a partnership and each person treated as a partner thereof generally will depend upon the status and activities of the entity and such person. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of our ordinary shares.

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

Certain distributions treated as dividends that are received by an individual U.S. Holder from a “qualified foreign corporation” generally qualify for a 20% reduced maximum tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year are expected to be eligible for the 20% reduced maximum tax rate, although we can offer no assurances in this regard. However, any dividend paid by us in a taxable year in which we are a PFIC or were a PFIC in the preceding taxable year will be subject to tax at regular ordinary income rates (along with any applicable additional PFIC tax liability, as discussed below). As discussed below under “Passive Foreign Investment Company,” we believe that we were not a PFIC for our 2017 taxable year and do not expect to be a PFIC for the 2018 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2018 or for any other taxable year.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on our income, assets, and activities for such year. Based upon our review of our financial data, we believe that we were not a PFIC for our 2017 taxable year and do not expect to be a PFIC for the 2018 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2018 or for any other taxable year.

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

Default PFIC Rules. If we are a PFIC for any tax year, a U.S. Holder who does not make a timely “qualified electing fund” election, or “QEF election” (as discussed below, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a QEF election), or a mark-to-market election (as described below), referred to in this summary as a “Non-Electing U.S. Holder,” will be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Holder on the ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Holder in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of such ordinary shares. Under these rules:

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the Euro and NIS mainly against the U.S. dollar because a large portion of our expenses are denominated in Euros and NIS. Our Euro expenses consist principally of payments made to sub-contractors and consultants for pre-clinical studies, clinical trials and other research and development activities. Our NIS expenses consist principally of payments made to employees, subcontractors and consultants for pre-clinical studies, clinical trials, professional services, other research and development activities and general and administrative activities. We anticipate that a large portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. Approximately 41% of our expected expenses are denominated in NIS. Changes of 5% and 10% in the U.S. dollar to NIS exchange rate will increase/decrease our operation expenses by 2.05% and 4.1%, respectively. Approximately 9% of our expected expenses are denominated in Euros. Changes of 5% and 10% in the U.S. dollar to Euro exchange rate will increase/decrease our operation expenses by 0.45% and 0.9%, respectively. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. We currently do not hedge interest rate exposure. Because of the short-term maturities of our cash equivalents and investment securities, we do not believe that an increase in market rates would have any significant impact on the realized value of our investment securities. If a 10% change in interest rates were to have occurred on December 31, 2017, this change would not have had a material effect on the fair value of our investment portfolio as of that date.

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

As of December 31, 2017, we used all the net proceeds from the initial public offering for the following purposes and amounts:

•	Research and development costs of $31.5 million, including chemistry and formulation studies, non-clinical, regulatory, clinical operations expenses and personnel and benefit costs;

•	General and administrative costs of $7.5 million, which include personnel and benefit costs as well as costs of operations and professional services; and

•	Property and equipment costs of $0.9 million, including medical equipment and other fixed assets.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2017, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

As a non-accelerated filer and a non-large accelerated filer, we are not required to provide our registered public accounting firm’s attestation report on management’s assessment of our internal control over financial reporting in this annual report.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert.

Our Board has determined that Ms. Yaron-Eldar qualifies as an audit committee financial expert pursuant to the applicable SEC rules and that Ms. Yaron-Eldar is “independent” in accordance with the Nasdaq Capital Market corporate governance requirements. For information relating to Ms. Yaron-Eldar qualifications and experience, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

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

ITEM 16C. Principal Accountant Fees and Services.

Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, an independent registered public accounting firm, served as our independent public accountants for the fiscal years ended December 31, 2017 and 2016, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2017 and 2016.

	2017	2016
	(US$ in thousands)	(US$ in thousands)
Audit Fees (1)	60	60
Audit-Related fees (2)	35	20
Tax Fees (3)	17	5
Total	112	85

(1) Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2) Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

(3) Tax fees consist of consulting services related to a tax ruling.

Audit Committee Pre-Approval Policies and Procedures

One of our Audit Committee’s main roles is to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. Our Board has delegated to the Audit Committee the power to pre-approve non-auditing services rendered by the Company’s independent auditors without the need for further approval by the board of directors. As such, our Audit Committee have adopted a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a list of specific audit and non-audit services in the categories of audit services, audit-related services, tax services and other services that may be performed by our independent registered public accounting firm. The last pre-approval policy was adopted by our Audit Committee on March 6, 2018 for a period of twelve months. Since its establishment in May 2014, the Audit Committee has approved all of the audit-related fees, tax fees and all other fees. If a type of service that is to be provided by our auditors has not received such general pre-approval, it will require specific pre-approval by our Audit Committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

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

In accordance with Israeli law and practice, and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

•	Distribution of certain reports to shareholders. As opposed to the Nasdaq Listing Rules, which require listed issuers to make certain reports, such as annual reports, interim reports and quarterly reports, available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders, but to make such reports available through a public website. In addition to making such reports available on a public website, we plan to make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules. See “Item 10. Additional Information—Documents on Display” for a description of our Exchange Act reporting obligations.

•	Quorum. While the Nasdaq Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock be no less than 33.33% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that a quorum of two or more shareholders holding at least 33.33% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of any two shareholders present in person or by proxy even if, between them, they represent shares conferring 33.33% or less of the voting rights of the Company.

•	Nomination of directors. With the exception of our external directors and directors elected by our Board due to vacancy, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following three years from his or her election. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” The nominations for directors, which are presented to our shareholders by our Board, are made by the Nominating Committee itself, in accordance with the provisions of Nasdaq Capital Market Listing Rule 5605(e), our Articles and the Companies Law. Our Board or one or more shareholders of a company holding at least 1% of the voting power of the company may offer to nominate a currently serving external director for an additional three year term.

•	Compensation of officers. We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our Remuneration Committee, Office Holder compensation and any required approval by the shareholders of such compensation. Israeli law and our Articles do not require that the independent members of our Board, or a remuneration committee composed solely of independent members of our Board, determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the Chief Executive Officer and all other executive officers of a company. Instead, remuneration of Office Holders is determined and approved by our Remuneration Committee, and in general, by our Board as well, and in certain circumstances, by our shareholders, as detailed above. The requirements for shareholder approval of any Office Holder compensation, and the relevant majority or Special Majority for such approval, are all as set forth in the Companies Law. Thus, we seek shareholder approval for all corporate actions with respect to Office Holder compensation requiring such approval under the requirements of the Companies Law, including for our Compensation Policy and for certain Office Holder Compensation, rather than seeking approval for such corporate actions in accordance with Nasdaq Listing Rules. All members of our Remuneration Committee are independent directors under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

•	Independent directors. Although Israeli law does not require that a majority of the directors serving on our Board be “independent,” as defined under Nasdaq Capital Market Listing Rule 5605(a)(2), but rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors.”, a majority of our Board is independent based on the Nasdaq Capital Market rules. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq Capital Market and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer) and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in the Companies Law. Our independent director's conduct regularly scheduled meetings at which only such independent directors are present, as required by the Nasdaq Listing Rules. Our Board has affirmatively determined that each of Mr. Nir, Mrs. Yaron-Eldar, Mr. Marth, Mr. Hurvitz, Dr. Sidransky and Dr. Brosgart qualifies as “independent” under the Nasdaq Capital Market independence standards.

•	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Capital Market Listing Rule 5635. In particular, under this Nasdaq Capital Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the remuneration committee, board of directors and shareholders are all required, (ii) Extraordinary Transactions with controlling shareholders of publicly held companies, which require the special approval described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law—Transactions with Controlling Shareholders,” and (iii) terms of office and employment or other engagement of the controlling shareholder of the Company or such controlling shareholder’s relative, which require the special approval described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law.” In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. See also “Compensation of officers” above.

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

GALMED PHARMACEUTICALS LTD.

Consolidated Financial Statements

As of December 31, 2017

F-1

GALMED PHARMACEUTICALS LTD.

Consolidated Financial Statements

As of December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GALMED PHARMACEUTICALS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Galmed Pharmaceuticals Ltd. and its subsidiaries ("the Company") as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Brightman Almagor Zohar & Co.

Certified Public Accountants

Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

March 13, 2018

We have served as the Company’s auditor since 2013.

GALMED PHARMACEUTICALS LTD.
Consolidates Balance Sheet

U.S. Dollars in thousands, except share data and per share data

		As of December 31,
		2017	2016
Assets
Current assets
Cash and cash equivalents		$13,021	$3,097
Marketable securities	3	5,976	12,351
Other accounts receivable	4	155	284
Total current assets		19,152	15,732

Property and equipment, net	5	491	718

Total assets		$19,643	$16,450

Liabilities and stockholders’ equity

Current liabilities
Trade payables		2,276	3,122
Other accounts payable		1,034	363
Deferred revenue	6	538	1,094
Total current liabilities		3,848	4,579

Long-term liabilities
Related parties	7	-	267
Deferred revenue	6	-	529
Total long-term liabilities		-	796

Stockholders’ equity
Ordinary shares, par value NIS 0.01 per share; Authorized 50,000,000 shares; Issued and outstanding: 14,435,161 shares as of December 31, 2017; 12,149,226 shares as of December 31, 2016	9	40	34
Additional paid-in capital		92,381	75,446
Accumulated other comprehensive loss		(7)	(85)
Accumulated deficit		(76,619)	(64,320)
Total stockholders’ equity		15,795	11,075

Total liabilities and stockholders’ equity		$19,643	$16,450

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statement of Operations

U.S. Dollars in thousands, except share data and per share data

		Year ended December 31,
		2017	2016	2015
Revenue	6	$(1,085)	$(467)	$-
Research and development expenses	10	9,650	14,271	7,629
General and administrative expenses	11	3,799	3,078	3,246
Total operating loss		12,364	16,882	10,875
Financial income, net		(65)	(35)	(253)
Loss before income taxes		12,299	16,847	10,622
Income taxes	12	-	106	-
Net loss		$12,299	$16,953	$10,622

Basic and diluted net loss per share from continuing operations		$0.98	$1.49	$0.96
Weighted-average number of shares outstanding used in computing basic and diluted net loss per share		12,487,349	11,374,653	11,100,453

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-5

GALMED PHARMACEUTICALS LTD.
Consolidated Statement of Comprehensive Loss

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2017	2016	2015
Net loss	$12,299	$16,953	$10,622
Other comprehensive loss (income):
Net unrealized loss (gain) on available for sale securities	(78)	(121)	210
Comprehensive loss	$12,221	$16,832	$10,832

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Statements of Changes in Stockholders’ Equity

U.S. Dollars in thousands, except share data and per share data

	Ordinary shares
	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance - January 1, 2016	11,100,453	32	69,086	(206)	(47,367)	21,545

Stock based compensation	–	–	1,628	–	–	1,628

Issuance of Ordinary Shares (*)	933,160	2	4,477	–	–	4,479

Issuance of common stock upon stock option exercises	115,613	–	255	–	–	255

Unrealized gain from marketable securities	–	–	–	121	–	121

Net loss	–	–	–	–	(16,953)	(16,953)

Balance - December 31, 2016	12,149,226	$34	$75,446	$(85)	$(64,320)	$11,075

Stock based compensation	–	–	1,394	–	–	1,394

Issuance of Ordinary Shares (*)	1,874,827	5	15,012	–	–	15,017

Options and Restricted stock units Exercise	411,108	1	529	–	–	530

Unrealized gain from marketable securities	–	–	–	78	–	78

Net loss	–	–	–	–	(12,299)	(12,299)

Balance - December 31, 2017	14,435,161	$40	$92,381	$(7)	$(76,619)	$15,795

*) See also Note 9.A.

The accompanying notes are an integral part of the condensed interim consolidated financial statement

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Cash Flows

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2017	2016	2015
Cash flow from operating activities

Net loss for the year	$(12,299)	$(16,953)	$(10,622)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	239	169	50
Amortization of discount/premium on marketable securities	21	44	92
Loss from realization of marketable securities	143	231	50
Linked difference of marketable securities	(167)	–	–
Stock-based compensation expense	1,394	1,628	970
Changes in operating assets and liabilities:
Increase (decrease) in deferred revenue from collaboration agreement	(1,085)	1,623	–
Decrease (increase) in other accounts receivable	129	95	(214)
Increase (decrease) in trade payables	(846)	863	1,384
Increase in other accounts payable	671	81	39
Increase (decrease) in related party	(267)	90	(223)
Net cash used in operating activities	(12,067)	(12,129)	(8,474)

Cash flow from investing activities
Purchase of property and equipment	(12)	(17)	(159)
Proceeds from sale of property and equipment	–	13	–
Investment in securities, available for sale	(3,869)	(7,615)	(26,541)
Proceeds from sale of securities, available for sale	10,325	13,955	9,594
Disposal of short-term deposit	–	–	6,000
Net cash provided by (used in) investing activities	6,444	6,336	(11,106)

Cash flow from financing activities
Issuance of ordinary shares, net of issuance costs (*)	15,017	4,479	–
Proceeds from exercise of options	530	255	–
Net cash provided by financing activities	15,547	4,734	–
Increase (decrease) in cash and cash equivalents	9,924	(1,059)	(19,580)
Cash and cash equivalents at the beginning of the year	3,097	4,156	23,736
Cash and cash equivalents at the end of the year	$13,021	$3,097	$4,156

Cash received from interest	$202	$382	$473
Cash paid for taxes	$–	$106	$–

*) See also Note 9.A.

The accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 1 – General

Galmed Pharmaceuticals Ltd. (the “Company”) is a clinical-stage biopharmaceutical company primarily focused on the development of therapeutics for the treatment of liver diseases.

The Company was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014.

The Company holds a wholly owned subsidiary, Galmed International Ltd., which was incorporated in Malta. Galmed International Ltd. holds a wholly owned subsidiary, Galmed Medical Research Ltd., which was incorporated in Israel and has been an inactive company since 2015

The Company also holds a wholly owned subsidiary, Galmed Research and Development Ltd., which was incorporated in Israel.

The Company is a clinical-stage biopharmaceutical company with an operating history limited to pre-clinical and clinical drug development and has no approved products. To date, the Company has focused almost exclusively on developing its product candidate, Aramchol. The Company funded its research and development programs and operations to date primarily through proceeds from private placements and public offerings. The Company currently has no products approved for marketing and has not generated any revenue from product sales to date. As of December 31, 2017, the Company had cash and cash equivalents of $13.0 million and marketable securities of $6.0 million.

The Company has incurred operating losses in each year since inception. The Company's loss attributable to holders of its ordinary shares for the years ended December 31, 2015, 2016, and 2017 was approximately $10.6 million, $17.0 million, and $12.3 million, respectively. As of December 31, 2017, the Company had an accumulated deficit of $76.6 million. Substantially all of its operating losses resulted from costs incurred in connection with the Company’s development program and from general and administrative costs associated with its operations.

The Company will need to raise substantial, additional capital to fund its operations and to develop Aramchol for, and beyond its current development stage and any future commercialization as well as any additional indications.

Based on the Company's current operating plan, the Company's management currently estimates that its cash position will support its current clinical trial and operations through 2019.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies

A.	Basis of presentation

The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

B.	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include, but are not limited to, those related to deferred revenue, revenue recognition, stock-based compensation and indirect tax accruals, and other assumptions believed to be reasonable by management. Actual results could differ from those estimates.

C.	Financial statement in U.S. dollars

The functional currency of the Company and its subsidiaries is in U.S dollar (the “dollar”), because the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate, and expect to continue operating in the foreseeable future. Transactions and balances denominated in dollars are presented in their original amounts. Non-dollar denominated transactions and balances have been re-measured to dollars in accordance with the provisions of ASC 830-10, “Foreign Currency Translation.” All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

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

The Company’s and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2017 and 2016, no impairment losses were identified.

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

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

J.	Fair value of financial instruments (Cont.)

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

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

K.	Accounting for stock-based compensation (Cont.)

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

The following assumptions were used for the fiscal year 2017 and 2016 grants: dividend yield of 0.00% for both periods; risk-free interest rate between 1.22% and 1.90%; an expected life between 5 and 6.25 years; and a volatility rate ranging between 70% to 84%.

L.	Deferred Revenue and Revenue Recognition

We have entered into a collaboration agreement with Samil Pharm. Co., Ltd, The terms of our collaboration agreement include deliverables such as non-refundable license fees, payments based upon achievement of developmental or regulatory approval milestones, and royalties on product sales.

We apply the accounting standard on revenue recognition for multiple element arrangements. The fair value of deliverables under the arrangement may be derived using a “best estimate of selling price” if vendor specific objective evidence and third-party evidence is not available. Deliverables under the arrangement will be separate units of accounting provided that (i) a delivered item has value to the customer on a standalone basis and (ii) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

Performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed or deferred indefinitely until the undelivered performance obligation can be determined. We have been unable to demonstrate standalone value in our multiple element arrangements.

Whenever we determine that an arrangement should be accounted for as a single unit of accounting, we determine the period over which the performance obligations will be performed and revenue will be recognized. Revenue is recognized using either a proportional performance or straight-line method.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

L.	Deferred Revenue and Revenue Recognition (Cont.)

We recognize revenue under the arrangement on a straight-line basis over the period we are expected to complete our performance obligations. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line method, as of the period ending date.

Our collaboration agreement entitles us to additional payments upon the achievement of performance-based milestones. These milestones are categorized into two types: development milestones which are generally based on the advancement of our ongoing Phase IIb ARREST trial and potential pivotal study, and regulatory milestones which are based on the approval of a new drug application in the territory in respect of the product. Milestones that are tied to regulatory approval are not considered probable of being achieved until such approval is received. Upfront payments from customers are not subject to refund if the development activities are not successful.

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue in the accompanying consolidated balance sheets. Although we follow detailed guidelines in measuring revenue, certain judgments affect the application of our revenue policy. For example, in connection with our existing license agreement, we have recorded in our consolidated balance sheet short-term and long-term deferred revenue based on our best estimate of when such revenue will be recognized. Short-term deferred revenue consists of amounts that are expected to be recognized as revenue in the next 12 months. Amounts that we expect will not be recognized within the next 12 months are classified as long-term deferred revenue. However, this estimate is based on our current operating plan and, if our operating plan should change in the future, we may recognize a different amount of deferred revenue over the next 12-month period.

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

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

N.	Income taxes (Cont.)

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

All outstanding stock options and warrants were excluded from the calculation of the diluted loss per share for the years ended December 31, 2017, 2016 and 2015, because all such securities have an anti-dilutive effect.

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

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments – Credit Losses – Measurement of Credit Losses on Financial Instruments, which introduces a model based on expected losses to estimate credit losses for most financial assets and certain other instruments. In addition, for available-for-sale debt securities with unrealized losses, the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. The standard is effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted for annual reporting periods beginning after December 15, 2018. Entities will apply the standard’s provisions by recording a cumulative-effect adjustment to retained earnings. The Company is evaluating the impact of the adoption on its consolidated balance sheet, results of operations, cash flows and disclosures.

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

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), or ASU 2014-09. Subsequently, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), which adjusted the effective date of ASU 2014-09; ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which amends the principal-versus-agent implementation guidance and illustrations in ASU 2014-09; ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarifies identifying performance obligations and licensing implementation guidance and illustrations in ASU 2014-09; ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which addresses implementation issues and is intended to reduce the cost and complexity of applying the new revenue standard in ASU 2014-09; ASU No. 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments (SEC Update), which codifies recent announcements by the Securities and Exchange Commission, or SEC, staff; and ASU No. 2017-14, Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606) (SEC Update), which adds ASC 606-10-S25-1 as a result of SEC Release 33-10403, or collectively, the Revenue ASUs.

The Revenue ASUs provide an accounting standard for a single comprehensive model for use in accounting for revenue arising from contracts with customers, and supersedes most current revenue recognition guidance. The accounting standard is effective for interim and annual periods beginning after December 15, 2017, with an option to early adopt for interim and annual periods beginning after December 15, 2016. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (the full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method).

The Company adopted the new standard effective January 1, 2018 under the modified retrospective method. During the fourth quarter of 2017, the Company substantially completed   its assessment of the impact that this new standard will have on its consolidated balance sheets and believes its impact will be immaterial.

In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”), which provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. An entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. ASU 2017-09 is effective for annual periods beginning after December 15, 2017. The Company is currently in the process of evaluating the impact of the adoption of ASU 2017-09 on its consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 3 – Marketable Securities

The following table summarizes the Company’s short term investments as of December 31, 2017 and 2016.

	As of December 31, 2017
	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Corporate debt securities	$5,983	$7	$(14)	$5,976
Total Short term investments	$5,983	$7	$(14)	$5,976

	As of December 31, 2016
	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Municipals	$1,576	$–	$(2)	$1,574
Corporate debt securities	10,860	11	(94)	10,777
Total Short term investments	$12,436	$11	$(96)	$12,351

The Company’s financial assets are measured at fair value on a recurring basis by level within the fair value hierarchy. All of the Company's short term investments are classified as Level 1. Other than the marketable securities, the Company doesn't have any other financial assets or financial liabilities marked to market at fair value.

The contractual maturity of the above mentioned short term investments varies between less than one year to two years.

The Company reviews the individual securities in its portfolio to determine whether a decline in a security’s fair value below the amortized cost basis is other-than-temporary. The Company determined that as of December 31, 2017 and 2016 there were no investments in its portfolio that were other-than-temporarily impaired.

*) See also note 8.3

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 4 – Other Accounts Receivable

	As of December 31,
	2017	2016
	(in thousands)
Government institutions	$55	$30
Prepaid expenses	100	254
	$155	$284

Note 5 – Property and equipment, net

	As of December 31,
	2017	2016
	(in thousands)
Medical equipment	$737	$737
Office furniture and equipment	35	33
Computer software and electronic equipment	69	62
Leasehold improvements	133	130
	974	962
Less - Accumulated depreciation	483	244
Net book value	$491	$718

Note 6 – Deferred Revenue and Revenue Recognition

On July 28, 2016, the Company signed a Collaboration Agreement with Samil Pharm. Co., Ltd. (the “Samil”), for an exclusive, royalty-bearing license for the commercialization of Aramchol (with an option to manufacture) for the treatment of fatty liver indications including NASH in the Republic of Korea. Under the terms of the agreement, the Company received an up-front payment of approximately $2.1 million. Samil has also agreed to pay additional clinical- and regulatory-based milestone payments, which may aggregate up to $6.0 million, as well as tiered, double-digit royalties payable on sales (under certain limitations). Additionally, following the ARREST Study, Samil has an option to extend the License to Vietnam, which, if exercised, would increase the clinical- and regulatory-based milestone payments.

The up-front payment has been recorded as deferred revenue. The deferred revenue is then amortized over the contractual period, and future milestone payments will be recognized once earned. Accordingly, during the year ended December 31, 2017, the Company recognized revenue of $1.1 million, with the remaining amount of $538 thousand recorded as short-term portion of deferred revenue.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 7 – Related Parties

A.	Balances

As of December 31, 2017 and 2016, the Company had an accrual in the amount of $673 thousand and $419 thousand, respectively, pursuant to an employment agreement with its CEO.

B.	Transactions

1.

During 2017, 2016 and 2015, the Company recorded salary expenses, stock based compensation expenses and directors' fee  to its related parties in the amount of $2.0 million, $1.3 million and $1.4 million respectively.

2.	In April 2017, the Company granted options to purchase 20,000 ordinary shares of the Company to one of its directors. The options are exercisable at $4.87 per share, have a 10 year term and vest over a period of one year. The aggregate grant date fair value of such options is approximately $97 thousand

Note 8 – Commitments and Contingencies

A.	Contingencies

1.	In 2002, the Company entered into an agreement with Aventis Pharma Deutschland GmbH. (“Aventis”), in which Aventis granted the Company exclusive worldwide right to commercialize an invention covered by Israeli patent application 123998 and PCT/IL99/00173, and the Company agreed to pay Aventis a royalty of 10% in respect of all income that the Company or its affiliates may receive from the commercialization of such invention which is related to the prevention and treatment of gallstones.

2.	In March 2015, the Company entered into a lease agreement for its corporate headquarters. The lease has a term of four years with an option to extend the lease agreement for an additional two years. In February, 2017, the Company leased an additional space adjacent to the current premises. To secure lease payments, the Company provided a bank guarantee of $37 thousand.

3.	As of December 31, 2017, the Company recorded a pledge on its marketable securities in favor of its bank in the amount of approximately $145 thousand to secure the Company's commitments to the bank.

B.	Commitments

The following table summarizes the Company’s significant contractual obligations at December 31, 2017:

	Total	Less than 1 year	1-3 years
	(in thousands)
Facility leases	$128	$104	$24
Purchase Obligations	2,612	2,612	-
Total	$2,740	$2,716	$24

The Company enters into contracts in the ordinary course of business with CROs for clinical trials and clinical supply manufacturing and with vendors for non-clinical research studies and other services and products for operating purposes, which generally provide for termination upon 30 days notice or less, and therefore are cancelable contracts and not included in the table above. The Company has included as purchase obligations our commitments under agreements to the extent they are quantifiable and are not cancelable.

Other than as described above, the Company did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2017.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 9– Shareholders’ Equity

A.	Ordinary shares

1.	Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

2.	During the period of September 11, 2000 (date of inception) through 2009, a total of 4,995,837 ordinary shares were issued by the Company in consideration of $4.2 million.

3.	In December 2013, upon the request of convertible-notes holders, the Company converted all of its outstanding convertible notes into 1,026,432 ordinary notes.

4.	In December 2013, upon the capital-notes holders’ request, the Company converted all of its capital notes into 1,043,928 ordinary shares with a par value of NIS 0.01 per share.

5.	On February 3, 2014, the Company entered into a share purchase agreement with certain of its shareholders and new investors, pursuant to which the Company issued to such existing shareholders and new investors 560,224 ordinary shares at a price per share of $3.57 for a total consideration in the amount of approximately $2 million.

6.	On March 12, 2014, the Company completed an initial public offering (the “IPO”) and listed its ordinary shares on the NASDAQ Capital Market under the ticker symbol GLMD. In the IPO, the Company issued 3.3 million shares at a price of $13.50 per share (par value NIS 0.01 per share), for a total consideration of approximately $40 million, net of offering costs in the amount of approximately $4.2 million.

7.	On May 31, 2016, the Company entered into a Controlled Equity Offering Sales Agreement (the "Cantor Sales Agreement") with Cantor Fitzgerald & Co., as the Company’s sales agent (“Cantor Fitzgerald”), to issue and sell, from time to time through Cantor Fitzgerald, ordinary shares having an aggregate offering price of up to $16 million. Under the Cantor Sales Agreement, the Company was entitled to sell ordinary shares by any method permitted by law and deemed to be an “at-the-market” offering, as defined in Rule 415 promulgated under the Securities Act of 1933, as amended. The Company was not obligated to make any sales under the Cantor Sales Agreement. The Cantor Sales Agreement was terminated during December, 2017. As of December 31, 2017, the Company sold 1,712,369 ordinary shares under the Cantor Sales Agreement for total net proceeds of approximately $11.0 million

8.	In August 2017, we sold 332,038 ordinary shares at a price of $7.10 in a registered direct offering, and in a concurrent private placement to two of our directors sold 49,295 ordinary shares at the same price. The aggregate net proceeds received from the offering was approximately $2.7 million.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 9 – Shareholders’ Equity (Cont.)

A.	Ordinary shares (Cont.)

9.	On December 22, 2017, the Company entered into an At-the-Market Equity Offering Sales Agreement (the "Stifel Sales Agreement") with Stifel, Nicolaus & Company, Incorporated, as the Company’s sales agent (“Stifel”), to issue and sell, from time to time through Stifel, ordinary shares having an aggregate offering price of up to $35 million. Under the Stifel Sales Agreement, the Company may sell ordinary shares by any method permitted by law and deemed to be an “at-the-market” offering, as defined in Rule 415 promulgated under the Securities Act of 1933, as amended. The Company is not obligated to make any sales under the Stifel Sales Agreement. As of December 31, 2017, the Company sold 714,285 ordinary shares under the Stifel Sales Agreement for total net proceeds of approximately $5.8 million.

B.	Stock-based compensation

1.	The Company has an equity-based incentive plan, the 2013 Incentive Share Option Plan (the “2013 Plan”). As of December 31, 2017, a total of 3,090,492 shares were reserved for issuance under the 2013 Plan. The 2013 Plan, which was adopted by the Board on September 2, 2013, and approved by the Company’s shareholders on December 30, 2013 (as was amended by the Board and the Company’s shareholders on March 30, 2015 and May 11, 2015, respectively), provides for the grant of options to purchase the ordinary shares and the issuance of restricted stock units (“RSUs”) to the Company's officers, directors, employees, service providers and consultants. The 2013 Plan provides for such equity-based compensation under various and different tax regimes.

2.	A summary of the status of the Company’s option plans as of December 31, 2017 and 2016 and changes during the years then ended are presented below:

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 9 – Shareholders’ Equity (Cont.)

B.	Stock-based compensation

	2017		2016
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Options outstanding at beginning of year	2,410,890	$3.80	1,753,753	$2.12
Granted	226,000	$4.86	856,500	$6.08
Forfeited	(160,000)	$6.95	(83,750)	$6.00
Exercised	(380,176)	$1.39	(115,613)	$2.22
Outstanding at end of year	2,096,714	$4.01	2,410,890	$3.39
Options exercisable at year end	1,406,074	$2.69	1,385,829	$1.38

As of December 31, 2017 and 2016, the weighted-average remaining contractual term of the outstanding and exercisable options, excluding the 38,637 Options granted in 2002 that have no expiration date, is 6.95 and 8.35 years, respectively.

The weighted average grant date fair value of the options granted during the years ended December 31, 2017, 2016 and 2015 is $4.86, $3.76, and $6.48 respectively.

As of December 31, 2017 a total of the 2,096,714 outstanding and exercisable options are “in the money” with aggregate intrinsic value of $11.4 million; while as of December 31, 2016 a total of 1,110,006 outstanding and exercisable options were “in the money” with aggregate intrinsic value of $3.6 million.

The unrecognized compensation expense calculated under the fair-value method for stock options expected to vest as of December 31, 2017 and 2016 is approximately $3.1 million and $4.3 million, respectively, and is expected to be recognized over a weighted-average period of 1.87 years and 3.0 years, respectively

For the years ended 2017, 2016 and 2015, the Company recorded a total of $1.4 million, $1.6 million, and $1.0 million of stock-based compensation expenses, in connection with the above mentioned option.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 9 – Shareholders’ Equity (Cont.)

B.	Stock-based compensation (Cont.)

During 2016, the Company issued a total of 78,750 RSUs. Upon vesting, each RSU will settle by the issuance of one ordinary share. The RSUs vest over four years. As of December 31, 2017, a total of 30,932 ordinary shares were issued upon vesting of 30,932 RSUs and a total of 32,348 RSUs were outstanding, while as of December 31, 2016, none of the RSUs vested and all 78,750 RSU's were outstanding.

3.	For the years 2017 and 2016, with respect to the above-mentioned RSU's, the Company recorded stock-based compensation expenses in the amount of $105 thousand and $124 thousand, respectively.

The unrecognized compensation expense calculated under the fair-value method for stock options expected to vest as of December 31, 2017 and 2016 is approximately $193 thousand and $412 thousand, respectively, and is expected to be recognized over a weighted-average period of two years and three years, respectively.

Note 10 – Research and Development Expenses

	Year ended December 31,
	2017	2016	2015
	(in thousands)
Chemistry and formulation studies	$820	$1,802	$1,902
Salaries	1,090	1,004	808
Stock-based compensation	585	757	111
Research and preclinical studies	684	924	637
Clinical studies	5,871	9,263	3,671
Regulatory and other expenses	600	521	500
	$9,650	$14,271	$7,629

Note 11 – General and Administrative Expenses

	Year ended December 31,
	2017	2016	2015
	(in thousands)
Stock-based compensation	$809	$871	$858
Professional fees	622	683	741
Salaries and benefits	1,441	849	747
Rent and office-maintenance fees	269	303	359
Investor relations and business development expenses	460	248	457
Insurance and Other	198	124	84
	$3,799	$3,078	$3,246

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 12 – Income Taxes

A.	General

The Company is assessed for tax purposes on an unconsolidated basis. Each of the Company’s subsidiaries is subject to the tax rules prevailing in its country of incorporation.

B.	Corporate Taxation

Israeli subsidiary:

In January 2016, the Israeli corporate income tax law was amended and reduced as of January 1, 2016 to 25% (from 26.5%). In December 2016, the Israeli corporate income tax law was further amended and reduced as of January 1, 2017 to 24% and as of January 1, 2018 to 23%.

On February 7, 2018, the Israeli Tax Authority issued a ruling granting the Company’s Israeli subsidiary ”Preferred Technological Enterprise” status  as defined under the Encouragement of Capital Investment Law -1959 (the "Approval"). The grant of the status means that the Company’s Israeli subsidiary will be subject to a reduced Israeli corporate tax rate that will range between 6%-12% on any future taxable "technological income" which includes sales, licenses and royalties from its IP protected products . The tax ruling applies for five years until 2022 and may be extended for further periods subject to meeting certain requirements.

Maltese subsidiary:

Taxable income of Maltese companies is subject to tax at the rate of 35% in 2017 and 2016 (“Regular Tax Rate”).

C.	Net Operating Loss Carry forward

As of December 31, 2017, the Company had approximately $52.5 million net-operating-loss carry forwards, consisting of approximately $12.0 million of Maltese net-operating-loss carry forwards and approximately 40.5 million Israeli net-operating-loss carry forward. Additionally, the Company had approximately $570 thousand of capital loss carry forward from the sale of marketable securities. The Maltese and the Israeli loss carry forwards have no expiration date.

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

Significant components of the Company’s and its subsidiaries’ assets are as follows

	As of December 31,
	2017	2016
	(in thousands)
Deferred tax assets
Israeli subsidiary net-operating-loss carry forward	$4,868	$6,003
Maltese subsidiary net-operating-loss carry forward	4,611	4,609
Israeli subsidiary capital-loss carry forward	142	407
Other reserves and allowances	12	82
Total deferred-tax assets	9,633	11,101
Valuation allowance	(9,633)	(11,101)
Net deferred-tax assets	$–	$–

E.	Tax assessments

The Israeli subsidiaries received final tax assessments through the year ended December 31, 2012.

F.	Effective tax expense

A reconciliation of the Company’s effective tax expense to the Company’s theoretical statutory tax benefit is as follows:

	Year ended December 31,
	2017	2016	2015
	(in thousands)

Loss before taxes on income, as reported in the consolidated statements of operations	$12,299	$16,847	$10,622

Statutory tax rate	24%	25%	26.5%

Theoretical tax benefit	2,952	4,212	2,815
Losses and other items for which a valuation allowance was provided or benefit from loss carry forwards	(2,952)	(4,212)	(2,815)
Tax withheld from upfront payment from Samil	-	105	-
Others	-	1	-
Actual tax expense	$-	$106	$-

ITEM 19. Exhibits.

Exhibit No.	Description

1.1	Form of Amended and Restated Articles of Association of Galmed Pharmaceuticals Ltd. (English Translation) (1)

4.1	Form of Indemnification Agreement (1)

4.2	Galmed Pharmaceuticals Ltd. 2013 Incentive Share Option Plan (4)

4.3	Agreement, dated September 2002, by and between Galmed International Limited and Aventis Pharm Deutschland GmbH (2)

4.4	Registration and Information Rights Agreement, dated December 2013, by and among Galmed Pharmaceuticals Ltd., Shirat HaChaim Ltd., David & Debora Goldfarb, Medgal S.A. and G. Yarom Medical Research Ltd. (2)

4.5	Personal Employment Agreement, dated December 23, 2013, by and between Galmed Medical Research Ltd. and Allen Baharaff (2)

4.6	Amendment No.1 to Employment Agreement by and between Galmed Research and Development Ltd. and Allen Baharaff **

4.7	Development and Manufacturing Services Agreement, dated January 27, 2015, between Galmed Research and Development Ltd. and Perrigo API Ltd.(6)*

4.8	Investigator Initiated Clinical Trial Agreement, dated February 8, 2015, between Galmed Research and Development Ltd. and the University of California, San Diego(6)*

4.9	Compensation Policy of Galmed Pharmaceuticals Ltd.(5)

4.10	Lease, dated March 22, 2015, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(8)

4.11	Addendum to Lease, dated February 27, 2017, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(8)

4.12	Form of Registered Direct Securities Purchase Agreement (9)

4.13	Form of Private Placement Securities Purchase Agreement (9)

4.14	At-the-Market Equity Offering Sales Agreement, dated December 22, 2017, by and between Galmed Pharmaceuticals Ltd. and Stifel, Nicolaus & Company, Incorporated (10)

143

Exhibit No.	Description

8.1	List of subsidiaries of Galmed Pharmaceuticals Ltd.**

11.1	Code of Business Conduct and Ethics of Galmed Pharmaceuticals Ltd.(7)

12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1	Consent of Brightman Almagor Zohar & Co. (a Member of Deloitte Touche Tohmatsu Limited)**

101	The following financial information from Galmed Pharmaceuticals Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2017, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Loss, (iii) Consolidated Statements of Changes in Shareholders’ Equity (iii) the Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements**

(1)	Incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed with the SEC on February 28, 2014.
(2)	Incorporated herein by reference to the Registration Statement on Form F-1, filed with the SEC on February 6, 2014.
(3)	Incorporated herein by reference to the Company’s Report on Form 6-K filed with the SEC on June 1, 2016.
(4)	Incorporated herein by reference to Exhibit A to the Company's Report on Form 6-K filed with the SEC on April 2, 2015.
(5)	Incorporated herein by reference to Exhibit A to the Company’s Report on Form 6-K filed with the SEC on April 27, 2017.
(6)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2015.
144

(7)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 22, 2016.
(8)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 23, 2017.
(9)	Incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on August 7, 2017.
(10)	Incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on December 22, 2017.

* Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

** Filed herewith.

145

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALMED PHARMACEUTICALS LTD.

	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer

Date: March 13, 2018

146