Form 20-F
period 2018-12-31
Galmed Pharmaceuticals Ltd.
filed 2019-03-13
CIK 1595353

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Title of each class
N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2018): 21,018,919 ordinary shares are outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

•	the timing and cost of our planned pivotal Phase 3/4 ARMOR trial, or the ARMOR Study, for our product candidate, Aramchol, or whether a pivotal trial will be conducted at all;

•	completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre-clinical or clinical trial;

•	regulatory action with respect to Aramchol by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

•	the commercial launch and future sales of Aramchol and any future product candidates;

•	our ability to comply with all applicable post-market regulatory requirements for Aramchol in the countries in which we seek to market the product;

•	our ability to achieve favorable pricing for Aramchol;

•	our expectations regarding the commercial market for NASH in patients;

•	third-party payor reimbursement for Aramchol;

•	our estimates regarding anticipated capital requirements and our needs for additional financing;

•	market adoption of Aramchol by physicians and patients;

•	the timing, cost or other aspects of the commercial launch of Aramchol;

•	the development and approval of the use of Aramchol for additional indications or in combination therapy; and

•	our expectations regarding licensing, acquisitions and strategic operations.

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

The selected consolidated statement of operations data for the years ended December 31, 2016, 2017 and 2018, and the selected consolidated balance sheet data as of December 31, 2017 and 2018, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2014 and 2015, and the selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016, have been derived from our audited consolidated financial statements not included in this annual report.

Consolidated Statement of Operations Data

	Year ended December 31,
	2014		2015	2016	2017	2018
	(in thousands)
Revenue	-		-	$467	$1,085	$2,038
Research and development expenses	6,664		7,629	14,271	9,650	8,313
General and administrative expenses	2,478		3,246	3,078	3,799	4,440
Operating loss	9,142		10,875	16,882	12,364	10,715
Financial expenses	10		180	372	232	42
Financial Income	(50)		(433)	(407)	(297)	(976)
Taxes on income	1		—	106	—	75
Net loss	$9,103		$10,622	$16,953	$12,299	$9,856
Comprehensive loss	9,099		10,832	16,832	12,221	9,860
Diluted net loss per ordinary	$0.88	(*)	$0.96	$1.49	$0.98	$0.54
Weighted number of ordinary shares used in computing loss per ordinary shares	10,323,686	(*)	11,101,453	11,374,653	12,487,349	18,137,689

(*) Retroactively adjusted to reflect the 729:1 share split, which occurred upon the consummation of the Reorganization (as defined below).

Consolidated Balance Sheet data:

	As of December 31,
	2014	2015	2016	2017	2018
	(In thousands)
Cash and cash equivalents	$23,736	$4,156	$3,097	$13,021	$24,159
Short-term deposits and marketable securities	8,250	18,845	12,351	5,976	66,029
Other receivables	165	379	284	155	218
Fixed assets	774	883	718	491	194
Total assets	32,925	24,263	16,450	19,643	90,600
Total liabilities	1,518	2,718	5,375	3,848	2,706
Total shareholders’ equity	31,407	21,545	11,075	15,795	87,894
Number of ordinary shares issued and outstanding	11,100,453	11,100,453	12,149,226	14,435,161	21,018,919

 B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Risks Related to Our Financial Position and Capital Requirements

We are a clinical-stage biopharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

We are a clinical-stage biopharmaceutical company with an operating history limited to pre-clinical and clinical drug development and no approved products. To date, we have focused nearly exclusively on developing our product candidate, Aramchol. In addition, we have limited operating experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. We have funded our research and development programs and operations to date primarily through proceeds from private placements and public offerings. We currently have no products approved for marketing in the United States or any other jurisdiction and have not generated any revenue from product sales to date, although we have generated revenue from our licensing agreement with Samil Pharm. Co., Ltd., or Samil. We have incurred operating losses in each year since the inception of our predecessor in 2000. Our loss attributable to holders of our ordinary shares for the years ended December 31, 2016, 2017, and 2018 was approximately $17.0 million, $12.3 million, and $9.9 million, respectively. As of December 31, 2018, we had an accumulated deficit of $86.5 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations.

Our ability to become profitable depends upon our ability to generate revenue in excess of our expenses. To date, we have not generated any revenue, excluding the licensing revenue we recorded in connection with that certain Samil Agreement (as defined below), as our product candidate, Aramchol, is still in clinical development and has not been approved by the FDA, nor has any other product candidate. We do not know when, or if, we will generate any revenue from sales of Aramchol and any future product candidates, if any. We do not expect to generate revenue other than subsequent royalties and/or milestones that can be earned in connection with the Samil Agreement or other potential license agreements, unless and until we, or an ultimate third-party licensor or acquirer, obtain regulatory and marketing approval of, and commercialize, Aramchol, and any future product candidates. We will continue to incur significant research and development and general and administrative expenses related to our operations. We expect to continue to incur losses for the foreseeable future, which may be significant, and these losses will likely increase as we:

•	initiate and manage our planned ARMOR Study and any additional clinical trials for Aramchol and any future product candidates and initiate additional research and development programs;

•	seek regulatory approvals for Aramchol and any future product candidates, if any;

•	implement internal systems and infrastructures, including, without limitation, hiring of additional personnel as needed and developing sales and marketing functions if and when Aramchol and any future product candidates receives applicable regulatory approval and we opt to commercialize it ourselves;

•	seek to in-license additional products or technologies to develop;

•	hire additional management and other personnel; and

•	move towards commercialization of Aramchol, and any future product candidates, if any.

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

Even if Aramchol is approved for commercial sale for the treatment of NASH or for any other indications, it may not gain market acceptance or achieve commercial success. In addition, we anticipate incurring significant costs associated with seeking regulatory approval and commercialization. We may not achieve profitability soon after generating product revenue, if ever. If we are unable to generate product revenue, we will not become profitable and would be unable to continue operations without additional funding.

We expect our research and development expenses to significantly increase in connection with our planned ARMOR Study and initiation of any other pre-clinical or clinical trials. In addition, if we obtain marketing approval for Aramchol and opt to commercialize it ourselves, we will likely initially incur significant expenses associated with outsourcing sales, marketing and manufacturing functions to third parties, as well as continued research and development expenses. Furthermore, we expect to incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

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

We have not yet commercialized any products and we may never be able to do so. We do not know when or if we will complete Aramchol's and any future product candidates development efforts, obtain regulatory approval for Aramchol and any future product candidates or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance for these products will depend on a number of factors, including:

•	the timing and scope of regulatory approvals in the countries we intend to pursue with respect to the commercialization of Aramchol and any future product candidates, including the indications for which they are approved;

•	the competitive environment;

•	the ability for Aramchol and future product candidates to be manufactured, whether by us or third parties, in compliance with applicable regulatory requirements, including cGMP;

•	our ability to effectively promote Aramchol and any future product candidates, whether directly or using third parties, consistent with the approved indications and labeling in the countries in which we intend to pursue approval;

•	the acceptance by the medical community of the safety and clinical efficacy of Aramchol and any future product candidates and their potential advantages over other therapeutic products;

•	the development of a non-invasive method for diagnosing NASH as an alternative to the current gold standard of liver biopsy, which we view as a rate-limiting factor to complete market uptake because of its expense and its risks and discomfort to patients;

•	the adequacy and success of distribution, sales and marketing efforts, including through strategic agreements with pharmaceutical and biotechnology companies; and

•	the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

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

As of December 31, 2018, we had a net working capital of $87.7 million, cash and cash equivalents of $24.2 million, short-term deposits of $6.1 million and marketable debt securities of $60.0 million. Based on our current operating plan, we currently estimate that our cash position will support our current clinical trials and operations as currently conducted for more than 12 months from the date of issuance of this annual report. We will need to raise substantial, additional capital to fund our operations and to develop Aramchol for, and beyond its current development stage for the NASH indication, as well as additional indications, and ultimately commercialize it, if we opt to do so ourselves, for NASH or any other indication. In addition, we may choose to expand our current research and development focus, or other clinical operations as well as the development of other molecules and/or combination of Aramchol with other molecules for NASH or other liver and inflammatory diseases as well as non-invasive biomarkers, which may also require additional capital. Our future capital requirements may be substantial and will depend on many factors including:

•	acceptance of our planned Investigational New Drug application, or IND, or foreign equivalent for the ARMOR Study by the FDA and any other foreign regulatory authority;

•	adhering to patient recruitment in our clinical trials and sponsored trials;

•	our clinical trials and sponsored trials results;

•	developing Aramchol and combination of it for the treatment of other conditions or indications beyond NASH, or possible label expansion of Aramchol once its approved, if at all, for the treatment of other conditions or indications;

•	the cost of filing and prosecuting patent applications and the cost of defending our patents;

•	the cost of prosecuting infringement actions against third parties;

•	the cost, timing and outcomes of seeking marketing approval of Aramchol;

•	the costs associated with commercializing Aramchol if we receive marketing approval, and choose to commercialize Aramchol ourselves, including the cost and timing of establishing external, and potentially in the future, internal, sales and marketing capabilities to market and sell Aramchol;

•	the costs associated with any product liability or other lawsuits related to Aramchol and any future product candidates, if any;

•	the costs associated with post-market compliance with regulatory requirements, and of addressing any allegations of non-compliance by regulatory authorities in countries where we plan to market and sell Aramchol and any future product candidates;

•	the demand for Aramchol and any future product candidates;

•	the costs associated with developing and/or in-licensing other research and development programs;

•	the expenses needed to attract and retain skilled personnel; and

•	the costs associated with being a public company.

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

On February 2, 2014, we underwent a reorganization, or the Reorganization, pursuant to which all of our current business (including our intellectual property) was transferred to us. The Reorganization was effected by way of share transfers and asset transfers, as follows: First, GHI, our predecessor, transferred the entire share capital of Galmed 2000 Inc., a holdings company incorporated in the British Virgin Islands, or GTTI, to the Company; next, GTTI transferred the entire share capital of Galmed International Limited, a company incorporated in Malta, a European Union, or the EU, member state, or GIL, to the Company; then, GIL transferred and assigned all of its intellectual property to Galmed Research and Development Ltd., a newly formed Israeli company, or GRD. GIL held all of the equity rights in and to Galmed Medical Research Ltd., an Israeli company, or GMR which was subsequently liquidated in February 2019. In connection with the Reorganization, we obtained a tax pre-ruling, or Tax Pre-Ruling, from the Israeli Tax Authority. The Tax Pre-Ruling confirms that the transfer of shares and assets resulting in the Company as the parent company and 100% equity-owner of GRD, which holds all of the Group’s intellectual property, including the Company’s patent portfolio, GIL and GTTI, is not taxable pursuant to the provisions of Section 104 of the Income Tax Ordinance (New Version) — 1961, or the Israeli Tax Ordinance, as long as certain requirements are met. However, we have not obtained a tax pre-ruling from the tax authorities in the British Virgin Islands with respect to the transfer of the shares of GTTI and the transfer of the shares of GIL to the Company, or from the tax authorities in Malta with respect to the transfer of the intellectual property of GIL to GRD. We believe that such transfers of shares and assets are not taxable in the British Virgin Islands and Malta, respectively. However, there can be no assurance that we will not become subject to the payment of taxes in the British Virgin Islands, with respect to the transfers of shares as aforesaid, or in Malta, in connection with the transfer of the intellectual property as mentioned above. See also “Item 4. Information on the Company—Historical Background and Corporate Structure” below.

Risks Related to Our Business, Industry and Regulatory Requirements

We depend largely on the success of our product candidate, Aramchol, and we may not obtain regulatory approval of Aramchol.

We have invested almost all of our efforts and financial resources in the research and development (clinical and pre-clinical) of our product candidate, Aramchol. We recently completed our Phase 2b ARREST Study, or the ARREST Study and are planning to initiate the ARMOR Study of Aramchol in 2019. As a result, our business is largely dependent on the commencement of and success of the ARMOR Study and our ability to complete the development of, obtain regulatory approval for and successfully commercialize Aramchol in a timely manner. The commencement of the ARMOR Study is dependent, in part, upon the success of our end of Phase 2b meeting that we plan to hold with the FDA during March 2019 and agreement on an IND for the ARMOR Study that, dependent on the outcome of that meeting, we plan to file with the FDA. There can be no assurance regarding the outcome of the planned end of Phase 2b meeting with the FDA or the IND. The process to develop, obtain regulatory approval for and commercialize Aramchol is long, complex, costly and uncertain as to its outcome.

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

Commencement of our ARMOR Study is subject to the success of our planned end of Phase 2b meeting with the FDA and acceptance of our planned IND or foreign equivalent by the FDA and other regulatory authorities and even if commenced and completed, the outcome is inherently uncertain.

We are planning to have an end of Phase 2b meeting with the FDA in March 2019 and depending on the outcome of that meeting, we plan to file an IND with the FDA as well as well as foreign equivalents with other regulatory authorities for our planned ARMOR Study. Commencing this clinical trial, and any other clinical trials we may initiate, is subject to acceptance by the FDA of an IND and acceptance by other regulatory authorities of the foreign equivalent of an IND, and finalizing the planned trial design based on discussions with the FDA and other applicable regulatory authorities. In the event that the FDA or any other regulatory authority requires us to complete additional preclinical studies or we are required to satisfy other FDA or other regulatory requests, the start of the ARMOR Study or any of our other programs may be delayed. Even after we receive and incorporate guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that we have satisfied their requirements to commence our clinical trial or change their position on the acceptability of our planned trial design or the clinical endpoints selected, which may require us to complete additional preclinical studies or clinical trials or impose stricter approval conditions than we currently expect. In addition, while we have designed our planned clinical trial protocol for the ARMOR Study taking into consideration the most recent FDA guidance, it still remains unclear whether the FDA will agree with a number of aspects of our planned clinical trial design including the (i) duration of study, (ii) number of subjects required, (iii) dosages, and (iv) approvable endpoints. These factors, among others, would play a material role in determining the cost of the ARMOR Study and ultimate probability of success. As a result of the foregoing, the research and development, preclinical studies and clinical testing of any product candidate is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the development process.

We may be forced to abandon development of Aramchol, or any future product candidates, which would have a material adverse effect on our business and may force us to cease operations.

Upon the completion of any clinical or pre-clinical trial and/or tests, the results might not support the desired indications for use. Further, success in earlier clinical trials do not ensure that later clinical trials will be successful, and the results of later clinical trials may not replicate the results of prior clinical trials or pre-clinical testing. The clinical trial process may fail to demonstrate that Aramchol is safe and/or effective for the indications we seek. Any such failure may cause us to abandon Aramchol and may delay development of other potential product candidates. Any delay in, or termination or suspension of, our clinical trials may delay the requisite filings with the FDA or other regulatory agencies and, ultimately, our ability to commercialize Aramchol and any future product candidates and generate product revenues. We are currently preparing to commence the ARMOR Study. If the ARMOR Study is commenced and the results of the ARMOR Study are not successful, then the completion of development of Aramchol or any future product candidate may be significantly delayed or abandoned which would have material adverse effect on our business, liquidity, operating results and financial condition and may force us to cease operations.

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

We may not be able to complete or commence the clinical trials that would support our submission of an NDA to the FDA, a Marketing Authorization Application or MAA, to the EMA or any similar submission to regulatory authorities in other countries. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. The fact that the FDA, EMA or other regulatory authorities permit a company to conduct human clinical trials is no assurance or guarantee that the trials will be successful. On the contrary, most candidate drugs that begin clinical trials do not prove to be successful and do not result in the filing of an NDA, MAA or similar filing. Drug candidates that successfully complete one phase of clinical trials may prove unsuccessful at a subsequent phase. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements and in part because the results of clinical trials are inherently uncertain and unpredictable. Regulatory authorities, such as the FDA, may decline to permit a clinical trial to proceed or may suspend a clinical trial that it has previously permitted to proceed. Additionally, the clinical trial process is time-consuming, and failure can occur at any stage of the trials. We may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

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

If commenced, the ARMOR Study may also be terminated as a result of, but not limited to, safety signals. In addition, the ARMOR Study or other clinical trials may be suspended or terminated by us, the FDA or other regulatory authorities, the principal investigator at a site, the IRBs at the sites where such boards are overseeing a trial or the data safety monitoring board, or the DSMB, that is overseeing the clinical trial at issue, or other regulatory authorities due to a number of factors, including:

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

To date, we have already experienced material delays in the ARREST Study largely related to significantly slower than expected recruitment and the length of time required to obtain regulatory authorizations to proceed with clinical trials, as well as the termination of a Phase 2a trial of Aramchol for the treatment and dissolution of cholesterol gallstones. We may experience further delays in any or all of our clinical trials, and there can be no assurance that we will not experience such risks in the future as we progress with our planned clinical trials.

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

Even if we complete our planned clinical trials and believe that the clinical data confirms that Aramchol is both safe and effective for its intended use or uses, obtaining approval of an NDA, or other regulatory approval, is an extensive, lengthy, expensive and uncertain process, and the FDA and other regulatory agencies may delay, limit or deny approval of Aramchol for many reasons, including, without limitation, the fact that:

•	we may not be able to demonstrate to the satisfaction of the applicable regulatory agencies that Aramchol is safe and effective for treatment of NASH in patients;

•	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the applicable regulatory agencies for approval;

•	the applicable regulatory agencies may disagree with the number, design, size, conduct or implementation of our clinical trials;

•	the applicable regulatory agencies may not find the data from pre-clinical studies and clinical trials sufficient to demonstrate that Aramchol’s clinical and other benefits outweigh its safety risks;

•	the applicable regulatory agencies may disagree with our interpretation of data from pre-clinical studies or clinical trials;

•	the applicable regulatory agencies may not accept data generated at our clinical trial sites;

•	the data collected from pre-clinical studies and clinical trials of Aramchol may not be sufficient to support the submission of an NDA or similar regulatory application;

•	the applicable regulatory agencies may not schedule an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the applicable regulatory agencies require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

•	the applicable regulatory agencies may require development of a risk evaluation and mitigation strategy, or REMS, as a condition of approval;

•	the applicable regulatory agencies may require simultaneous approval for both adults and children, which would delay required approvals, or we may have successful clinical trial results for adults, but not children, or vice versa;

•	the applicable regulatory agencies may change their approval policies or adopt new regulations that may impede consideration or approval of our NDA, or similar regulatory application;

•	the applicable regulatory agencies may identify deficiencies in the manufacturing processes or facilities of third-party manufacturers, or suppliers of active pharmaceutical ingredients, or APIs, with which we enter into agreements for clinical and commercial supplies; and

•	the applicable regulatory agencies may require post-marketing approval studies, such as Phase 4 clinical trials, in connection with Aramchol.

Before we can submit an NDA to the FDA or a similar approval application to other regulatory authorities, as applicable, we (or our commercialization partner, as the case may be) must conduct one or more clinical trials that will be substantially broader than our ARREST study. We will also need to agree on a protocol with the FDA, EMA or any other regulatory authorities for any clinical trial(s) before commencing any such trial. Clinical trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the ARREST Study or any future clinical trials that we may conduct may or may not be successful. The applicable regulatory agencies may suspend all clinical trials or require that we conduct additional clinical, pre-clinical, manufacturing, validation or drug product quality studies and submit data from these additional studies before considering or reconsidering the NDA or similar regulatory application. Depending on the extent of these, or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the applicable regulatory agencies to provide regulatory approval. If any of these outcomes occur, we would not receive approval for Aramchol and may be forced to cease operations.

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

Undesirable side effects caused by Aramchol could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or applicable foreign regulatory authorities. To date, we have completed six clinical trials of Aramchol, one proof of concept study in patient with gallstones, and a Phase 2a, investigator initiated clinical trial.

In our Phase 1A clinical trial, we enrolled 17 healthy volunteers. A total of 45 adverse events were reported in 13 subjects. All adverse events were mild or moderate and transient and resolved without sequelae. There were no serious adverse events, deaths or other significant adverse events observed in this study. In our Phase 1B placebo-controlled clinical trial with 25 healthy and mildly overweight male volunteers a total of 68 adverse events were reported by 80% of the subjects (placebo 89%; Aramchol 30mg 67%; Aramchol 300 mg 86%). All adverse events were mild or moderate and resolved without sequelae. There were no serious adverse events, deaths or other significant adverse events.

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

In our Phase 2a placebo-controlled trial with 60 subjects with steatosis due to NAFLD or NASH, a similar proportion of patients from each treatment group reported adverse events (placebo 55%; Aramchol 100mg 40%, Aramchol 300mg 45%). Most adverse events were mild and transient. None of the adverse events reported in the Aramchol groups were considered related to the investigational drug. Three adverse events were initially considered to be related to the study drug; however, after un-blinding it turned out that they occurred in the placebo group. In addition, one serious adverse events (acute appendicitis) was reported in the placebo group. There were no deaths or other significant adverse events reported in this study.

In 2016, we performed a PK study involving 66 Chinese subjects, or the Chinese PK Study, who are domiciled in the United States, consisting of two parts. Overall treatment with Aramchol 400 mg and 600 mg was well tolerated, all adverse events were mild, and no safety signal was identified. No serious adverse events or deaths were reported. We deemed no changes were required in the enrollment of Chinese patients into the ARREST Study

An additional Phase 2a, proof of concept study in patients with gallstones was halted due to poor patient recruitment and change in company focus. The primary end-point was to prove that Aramchol dissolves newly formed gallbladder gallstones following bariatric surgery. Patients were to be assigned to one of three treatment arms; 400mg tablets, 600mg tablets and placebo. Only 9 patients were enrolled, and seven patients completed the study (before it was halted). A similar proportion of subjects from each treatment group reported events; seven in the placebo group, nine in the 400 mg Aramchol group, and five in the 600 mg Aramchol group. One subject experienced two events of severe cholecystitis in the Aramchol 600 mg group which were considered a serious adverse event and led to investigational product discontinuation. It should be noted that to be included in this study the subject must have had a history of gall bladder disease and gallstones, therefore the subject’s medical history is an important confounding factor.

In the investigator initiated Phase 2a proof-of-concept ARRIVE study that evaluated the safety and efficacy of Aramchol at 600mg/day versus placebo in 50 patients with HIV-associated lipodystrophy and NAFLD, no serious adverse events related to Aramchol were observed.

In the recently completed ARREST Study that enrolled 247 NASH patients with biopsy-proven NASH who were overweight or obese and had pre-diabetes or type II diabetes mellitus, serious adverse events were reported in 12.5%, 8.9% and 9.2% of patients in placebo, Aramchol 400mg and 600mg arms, respectively. No clustering of event type or atypical events for the studied population were reported in either Aramchol arms. Early terminations due to adverse events occurred in 4.2%, 3.0% and 4.1% in placebo, Aramchol 400mg and 600mg arms, respectively. Most frequent adverse events included headaches, UTI, pruritus, nausea, influenza, constipation and fatigue.

In 2019, we completed a PK study involving 16 healthy subjects to assess whether dose splitting of Aramchol 600mg to twice daily 300mg will significantly increase plasma levels. The treatment in both dosing regimens was similar in terms of safety and was well tolerated.

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

We will be required to identify and enroll a sufficient number of patients in the U.S. with NASH for each of our planned clinical trials of Aramchol in this indication. We also may encounter difficulties in identifying and enrolling U.S. NASH patients who meet the eligibility criteria for our planned clinical trials. We may not be able to initiate or continue clinical trials if we are unable to locate a sufficient number of eligible patients to participate in the clinical trials required by the FDA or other foreign regulatory agencies. In addition, the process of finding and diagnosing patients may prove costly. Our inability to enroll a sufficient number of patients for any of our clinical trials would result in significant delays, additional expenses, or may require us to abandon one or more clinical trials.

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

If we obtain approval to commercialize Aramchol outside of the United States or out-license Aramchol to additional territories outside the United States, a variety of risks associated with international operations could materially adversely affect our business.

If Aramchol is approved for commercialization outside the United States or we out-license Aramchol to additional territories outside the United States, we will likely enter into agreements with third parties to commercialize Aramchol outside the United States. We expect that we will be subject to additional risks related to entering into or maintaining international business relationships, including, without limitation:

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

The commercial success of Aramchol, or potentially any future product candidates for which we obtain marketing approval from the FDA, or other regulatory authorities, will depend on the breadth of its approved labeling and upon the acceptance of the product by the medical community, including physicians, patients and healthcare payors. The degree of market acceptance of any approved product will depend on a number of factors, including, without limitation:

•	demonstration of clinical safety and efficacy compared to other products;

•	ability of physicians to accurately diagnose NASH in its early stages;

•	the relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	limitations, warnings or contraindications contained in the product’s approved labeling;

•	distribution and use restrictions imposed by the FDA, or other regulatory agencies, or agreed to by us as part of a mandatory or voluntary REMS;

•	availability of alternative treatments, including, any competitive products already approved or expected to be commercially launched in the near future;

•	pricing and cost effectiveness;

•	the effectiveness of our, or any future collaborators’, sales and marketing strategies;

•	our ability to obtain sufficient third-party coverage or reimbursement; and

•	the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage.

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

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the Modernization Act, changed the way Medicare covers and pays for most pharmaceutical products in a number of ways. Medicare is the single largest third-party payment program and is administered by the Centers for Medicare & Medicaid Services, or the CMS. Medicare traditionally covered prescription drugs administered by physicians. The Modernization Act introduced a new reimbursement methodology based on average sales prices for many of these drugs. The Modernization Act also established a new competitive acquisition program for the purchase of Part B drugs. This program, when fully implemented, will likely reduce the prices of these drugs. While the Medicare provisions of the Modernization Act apply only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

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

In March 2010, President Barack Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010, or the Affordable Care Act, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms. The Affordable Care Act expanded manufacturers’ Medicaid rebate liability to include covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, increased the minimum rebate due for innovator drugs from 15.1% of average manufacturer price, or the AMP, to 23.1% of AMP. The rebate on innovator drugs is the greater of 23.1% of the AMP per unit or the difference between the AMP and the best price per unit and adjusted by the Consumer Price Index-Urban (CPI-U) based on a launch date and current quarter AMP. The total rebate amount for innovator drugs is capped at 100.0% of AMP. The Affordable Care Act and subsequent legislation also narrowed the definition of AMP. Furthermore, the Affordable Care Act imposes a significant annual, nondeductible fee on companies that manufacture or import certain branded prescription drug products. Substantial new provisions affecting compliance were also been enacted, which may affect our business practices with healthcare practitioners. Although it is too early to determine the effect of the Affordable Care Act, it appears likely to continue to put pressure on pharmaceutical pricing, especially under the Medicare and Medicaid programs, and may also increase our regulatory burdens and operating costs.

There have been judicial and congressional challenges to the Affordable Care Act, as well as efforts by the Trump Administration to repeal or replace certain aspects of the Affordable Care Act. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the Affordable Care Act or otherwise circumvent some of the requirements for health insurance mandated by the ACA. However, to date, the Executive Orders have had limited effect and the Congressional activities have not resulted in the passage of a law repealing or replacing the ACA. If a law is enacted, many if not all of the provisions of the PPACA may no longer apply to prescription drugs. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how any future products are paid for and reimbursed by government and private payers our business could be adversely impacted. On December 14, 2018, a federal district court in Texas ruled that the PPACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, and the ruling has been stayed by the ruling judge. We are not able to state with any certainty what will be impact of this court decision on our business pending further court action and possible appeals.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. In August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If we ever obtain regulatory approval and commercialization of Aramchol or any future product candidates, these laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of Aramchol or any future product candidates may be. Further, the Deficit Reduction Act of 2010, directed CMS to contract a vendor to determine “retail survey prices for covered outpatient drugs that represent a nationwide average of consumer purchase prices for such drugs, net of all discounts and rebates (to the extent any information with respect to such discounts and rebates is available).” This survey information can be used to determine the National Average Drug Acquisition Cost, NADAC. Some states have indicated that they will reimburse based on the NADAC and this can result in further reductions in the prices paid for various outpatient drugs.

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

We are or may in the future be subject to federal, state, and foreign healthcare and data privacy laws and regulations pertaining to, among other things, fraud and abuse of patients’ rights. These laws and regulations include:

•	The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. This statute has been interpreted to apply broadly to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. In addition, the Affordable Care Act amended the Social Security Act to provide that the U.S. government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. A conviction for violation of the Anti-kickback Statute requires mandatory exclusion from participation in federal health care programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and those activities may be subject to scrutiny or penalty if they do not qualify for an exemption or safe harbor.

•	The federal civil False Claims Act, or FCA, prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. This statute also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as FCA defendants in addition to the corporations. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $5,500 to $11,000 per false claim or statement ($10,781 to $21,563 per false claim or statement for penalties assessed after August 1, 2016 for violations occurring after November 2, 2015, and $10,957 to $21,916 per false claim or statement for penalties assessed after February 3, 2017 for violations occurring after November 2, 2015). Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.

•	The federal False Statements Statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services.

•	The federal Civil Monetary Penalties Law authorizes the imposition of substantial civil monetary penalties against an entity, such as a pharmaceutical manufacturer, that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment.

•	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), which imposes requirements on certain types of people and entities relating to the privacy, security, and transmission of individually identifiable health information, and requires notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

•	The federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members, which is published in a searchable form on an annual basis;

•	State laws comparable to each of the above federal laws, such as, for example, anti-kickback and false claims laws that may be broader in scope and also apply to commercial insurers and other non-federal;

•	Payors requirements for mandatory corporate regulatory compliance programs, and laws relating to patient data privacy and security. Other state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

•	In the European Union, the General Data Protection Regulation, or GDPR,—Regulation EU 2016/679—was adopted in May 2016 and became applicable on May 25, 2018, or GDPR. The GDPR further harmonizes data protection requirements across the European Union member states by establishing new and expanded operational requirements for entities that collect, process or use personal data generated in the European Union, including consent requirements for disclosing the way personal information will be used, information retention requirements, and notification requirements in the event of a data breach.

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

Our employees, principal investigators, consultants, commercial partners or vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards.

We are also exposed to the risk of employees, independent contractors, principal investigators, consultants, commercial partners or vendors engaging in fraud or other misconduct. Misconduct by employees, independent contractors, principal investigators, consultants, commercial partners and vendors could include intentional failures to comply with EU regulations, to provide accurate information to the EMA or EU Member States authorities or to comply with manufacturing or quality standards we have or will have established. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices such as promotion of products by medical practitioners. The EU Member States in which we operate have different statutory provisions regulating the cooperation of pharmaceutical companies with healthcare professionals. In addition to these statutory provisions, codes of conduct issued by business associations or other non-statutory standards may be applicable to our activities. Both statutory provisions and non-statutory codes or standards restrict payments or other benefits provided to healthcare professionals, and in case of non-compliance, may result in severe sanctions such as bans, administrative fines, criminal fines or even imprisonment. The advertising of medicinal products for human use in the EU is regulated by Title VIII of European Directive 2001/83/EC. These provisions have been implemented into the law of the EU member States. Such laws inter alia restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious and irreparable harm to our reputation.

This could also apply with respect to data privacy. In the EU, the EU Directive 95/46/EEC was replaced by the GDPR on May 25, 2018. The GDPR as an EU regulation does not have to be implemented into Member States’ national law, but applies directly in all Member States since May 25, 2018. It applies to companies with an establishment in the European Economic Area (EEA) and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor individuals located in the EEA. The GDPR implements more stringent operational requirements for controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities. The GDPR provides that EU Member States may continue to make their own further laws and regulations in relation to the processing of genetic, biometric or health data, which could result in continued or new differences between Member States, limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition. We are also subject to evolving and strict rules on the transfer of personal data out of the European Union to the United States. Further prospective revision of the Directive on privacy and electronic communications (Directive 2002/58/EC), or ePrivacy Directive, may affect our marketing communications.

We are in the process of implementing policies and procedures to ensure compliance with the GDPR and its requirements. Our actual or alleged failure to comply with this regulation, or to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity, increase our operating costs, subject us to claims or other remedies and have a material adverse effect on our business, financial condition, and results of operations. It is not always possible to identify and deter misconduct by employees or other parties. The precautions we take to detect and prevent such activity may not protect us from legal or regulatory action resulting from a failure to comply with applicable laws or regulations. Misconduct by our employees, principal investigators, consultants, commercial partners or vendors could result in significant financial penalties, criminal sanctions, civil law claims and/or negative media coverage, and thus have a material adverse effect on our business, including through the imposition of significant fines or other sanctions, and our reputation. In particular, failure to comply with EU laws, including failure under the GDPR, ePrivacy Directive and other laws relating to the security of personal data may result in fines up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability, which may be onerous and adversely affect our business, financial condition, results of operations and prospects. Failure to comply with the GDPR and related laws may also give risk to increase risk of private actions, including a new form of class action that is available under the GDPR.

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

Our competitors currently include companies with marketed products and/or advanced clinical programs. The majority of our competitors include, but are not limited to, Intercept Pharmaceuticals, Inc., Genfit S.A., Gilead Sciences, Inc., Allergan, Plc., Madrigal Pharmaceuticals Inc., Conatus Pharmaceuticals Inc., Novartis, CymaBay Therapeutics and Viking Therapeutics among others. See also “Item 4. Information on the Company—Competition.” Moreover, several additional companies have reported the commencement of research projects and proof-of-concept trials related to NASH, including those mentioned in the preceding sentence.

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

As a public company, we operate in an increasingly challenging regulatory environment which requires us to comply with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the related rules and regulations of the SEC and securities exchanges, expanded disclosures, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, until the date we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, because we are taking advantage of the exemptions contained in the JOBS Act. We will remain an emerging growth company until, subject to certain conditions, the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering (i.e. December 31, 2019), (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700.0 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

We may experience rapid and substantial growth in order to achieve our operating plans, which will place a strain on our human and capital resources. Successful implementation of our business plan will require management of growth, which will result in an increase in the level of responsibility for management personnel. Although we have a relatively small number of employees, as we prepare for the ARMOR Study we have been increasing our operations, including expanding our employee base of managerial, operational, clinical and financial personnel. Any future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. To that end, we must be able to, among other things:

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

We are seeking to expand our clinical operations for Aramchol to multiple other indications in order to expand our pipeline, commercial potential and ultimately de-risk the Company for the success of any one given trial. If we initiate additional clinical trials, this may divert a significant amount of Company resources and may be unsuccessful.

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

The composition of matter patents directed to Aramchol will expire on March 25, 2019 worldwide. We will not be able to submit an NDA seeking approval of Aramchol prior to the composition of matter patents’ expiration date. However, because Aramchol is regarded as a new chemical entity, or NCE, following approval of an NDA, if we are the first applicant to obtain NDA approval, we may be entitled to up to five years of patent term extension in the United States with respect to such NCE, and provided that the use patent with respect to Aramchol in the treatment of fatty liver will still be in force when the approval of the NDA is received from the FDA. The non-extended patent term for such use patent, is due to expire on April 15, 2022 worldwide and on April 17, 2021 in Israel. The U.S. patent was extended by a patent term adjustment of 567 days, resulting in an effective expiration date in the U.S. of November 3, 2023. Analogous mechanisms for protecting the interests of innovator drug companies to compensate for regulatory review and other hurdles they must overcome, of varying duration, may be available in Europe and other foreign jurisdictions. In addition, a term of data exclusivity of up to 5 years will be available for the first approved clinical use of this NCE in the U.S. and for longer periods in other jurisdictions, if Aramchol receives regulatory approval. Although we believe that we may be able to protect our exclusivity in our field of activity through such use patent portfolio and such period of exclusivity, the lack of composition of matter patent protection may diminish our ability to maintain a proprietary position for its intended uses of Aramchol. Moreover, we cannot be certain that we will be the first applicant to obtain an FDA approval for any indication of Aramchol and we cannot be certain that we will be entitled to NCE exclusivity.

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

In addition, under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Recent case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patent Law). Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and former employees, or be forced to litigate such claims, which could negatively affect our business.

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

Since our initial public offering, the trading price of our ordinary shares has been volatile and is likely to continue to be volatile. In addition, the trading volume is and has been volatile and oftentimes relatively illiquid. The following factors, some of which are beyond our control, in addition to other risk factors described in this section, may have a significant impact on the market price and trading volume of our ordinary shares:

•	delays in existing clinical trials;

•	inability to obtain the approvals necessary to commence further clinical trials;

•	unsatisfactory or inconclusive results of clinical trials;

•	termination of clinical trials;

•	adverse events in our ongoing clinical trials;

•	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•	announcements of therapeutic innovations or new products by us or our competitors;

•	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	changes or developments in laws or regulations applicable to Aramchol;

•	any adverse changes to our relationship with manufacturers or suppliers;

•	any product liability actions or intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	achievement of expected product sales and profitability or our failure to meet expectations;

•	our commencement of, or involvement in, litigation;

•	any major changes in our board of directors, management or other key personnel;

•	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

•	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

•	expiration or terminations of licenses, research contracts or other collaboration agreements;

•	public concern as to the safety of drugs we, our licensees or others develop;

•	success of research and development projects;

•	variations in our and our competitors’ results of operations;

•	changes in earnings estimates, cash flow guidance, or recommendations by securities analysts;

•	developments by our licensees, if any; and

•	future issuances of ordinary shares or other securities.

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

Our President and Chief Executive Officer along with our principal shareholders, beneficially own approximately 34% of our outstanding ordinary shares, as of December 31, 2018. Therefore, our principal shareholders will be able to exert significant control over matters submitted to our shareholders for approval.

Our President and Chief Executive Officer along with our principal shareholders, currently beneficially own approximately 34% of our outstanding ordinary shares as of December 31, 2018. Therefore, our principal shareholders will be able to exert significant control over matters submitted to our shareholders for approval. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning stock in companies with controlling shareholders.

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

We may seek additional capital through a combination of private and public equity offerings, “at-the-market” issuances, equity-linked and structured transactions, debt (straight, convertible, or otherwise) financings, collaborations and licensing arrangements. Under our existing “at the market” equity offering program, or the ATM Offering, as of December 31, 2018, we may sell, from time to time, up to approximately $32.0 million of additional ordinary shares. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us. Depending upon market liquidity at the time, additional sales of shares registered at any given time could cause the trading price of our ordinary shares to decline.

Our U.S. shareholders may suffer adverse tax consequences due to our classification as a passive foreign investment company).

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based upon our review of our financial data, we believe that we were not a PFIC for our 2018 taxable year however we expect to be a PFIC for the 2019 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will be a PFIC in 2019 or for any other taxable year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder (as defined below) owns ordinary shares, such U.S. Holder could face adverse U.S. federal income tax consequences. For example, such U.S. Holder could be subject to additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition of our shares, whether or not we continue to be characterized as a PFIC. Certain adverse consequences of PFIC status can be mitigated if a U.S. Holder makes an election to treat us as a qualified electing fund, or QEF However, it is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election. See also “Item 10. Additional Information—E. Taxation— Certain U.S. Federal Income Tax Considerations.”

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

We have never declared or paid cash dividends on our ordinary shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Moreover, the Israeli Companies Law, 5759-1999, or the Companies Law, imposes certain restrictions on our ability to declare and pay dividends. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Dividend Policy” for additional information.

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

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

•	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•	the “say on pay” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or Dodd-Frank Act, requiring a non-binding shareholder vote to approve compensation of certain executive officers, and the Dodd-Frank Act’s “say on golden parachute” provisions requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations and some of the disclosure requirements of the Dodd-Frank Act relating to compensation of our President and Chief Executive Officer;

•	any rules that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements; and

•	our ability to furnish two rather than three years of income statements and statements of cash flows in various required filings.

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

In addition, as a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements and certain individual executive compensation information, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Additionally, as a “foreign private issuer,” we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections to which you are entitled as an investor.

If our ordinary shares become a “penny stock,” it may be more difficult for investors to sell their ordinary shares, and the market price of our ordinary shares may be adversely affected.

Our ordinary shares could become a “penny stock” if, among other things, the share price is below $5.00 per share, we are not listed on a national securities exchange or we have not met certain net tangible asset or average revenue requirements. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser’s written agreement to the purchase. Broker-dealers must also provide customers that hold penny stock in their accounts with such broker-dealer a monthly statement containing price and market information relating to the penny stock. If a penny stock is sold to an investor in violation of the penny stock rules, the investor may be able to cancel its purchase and get its money back.

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

Our functional currency is the U.S. dollar. We incur expenses in U.S. dollars, Euros and New Israeli Shekels, or NIS. As a result, we are exposed to the risks that the Euro and the NIS may appreciate relative to the U.S. dollar, or, if either the Euro and the NIS devalue relative to the U.S. dollar, that the inflation rate in the EU and in Israel may exceed such rate of devaluation of the Euro and the NIS, or that the timing of such devaluation may lag behind inflation in the EU and in Israel. In any such event, the U.S. dollar cost of our operations in the EU and in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2018 was $1.00 = Euro 1.17 and $1.00 = NIS 3.59. We cannot predict any future trends in the rate of inflation in the EU and in Israel or the rate of devaluation, if any, of either the Euro or the NIS against the U.S. dollar. As of the date hereof, neither the inflation rate in the EU nor in Israel has exceeded the rate of devaluation of the Euro or the NIS, respectively, during the calendar years 2016, 2017 or 2018.

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

Moreover, the classification of our Board into three classes with terms of approximately three years each, per our Articles, the requirement of affirmative vote of at least 75% of the voting rights of the Company represented personally or by proxy and voting thereon at a general meeting in order to amend or replace our Articles and the requirement under the Companies Law to have at least two external directors who cannot readily be removed from office, together with the other provisions of the Articles and Israeli law, could deter or delay potential future merger, acquisition, tender or takeover offers, proxy contests or changes in control or management of the Company.

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

Because we are an Israeli company, the rights and responsibilities of our shareholders are governed by our Articles and Israeli law. These rights, liabilities and responsibilities differ in some material respects from the rights, liabilities and responsibilities of shareholders in a U.S. corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, when voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or a shareholder who has the power to appoint or prevent the appointment of a director or executive officer in the company, has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations. See “Item 10. Additional Information—B Memorandum and Articles of Association—Shareholder Duties” for additional information.

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

On February 2, 2014, we underwent the Reorganization, pursuant to which all of our intangible assets (including our intellectual property) were transferred from GIL to GRD. The Reorganization was effectuated by share transfers and asset transfers, resulting in the Company as the parent company and 100% equity-owner of the following companies: (1) GRD, which holds all the Group’s intellectual property, including the Company’s patent portfolio; (2) GIL, which is an inactive company; and (3) GTTI, which was liquidated in 2017. GIL holds GMR, which became an inactive company in 2015 and was liquidated in February 2019. The Reorganization was conducted in order to simplify our capital structure, reduce our operating cost and to improve our ability to raise funds. Immediately prior to the Reorganization, all our shareholders collectively held 9,739 ordinary shares of GHI. In connection with the Reorganization, and in accordance with the Tax Pre-Ruling, we issued to all such shareholders ordinary shares of the Company, such that upon the Reorganization all our shareholders collectively held 7,099,731 ordinary shares of the Company, in the same proportion among all shareholders, which reflected a ratio of 729 ordinary shares of the Company for each ordinary share of GHI.

The following is a diagram of our corporate structure (following GTTI's liquidation):

On March 18, 2014, we completed our initial public offering and since then have been listed on the Nasdaq Capital Market under the symbol “GLMD”.

Our principal executive offices and registered office in Israel are located at 16 Tiomkin Street, Tel Aviv, Israel, 6578317 and our telephone number is +972-3-693-8448. Our website address is http://www.galmedpharma.com. The information contained on, or that can be accessed through, our website is neither a part of nor incorporated into this annual report. We have included our website address in this annual report solely as an inactive textual reference. Puglisi & Associates, or Puglisi, serves as our authorized representative in the United States for certain limited matters. Puglisi’s address is 850 Library Avenue, Newark, Delaware 19711.

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

We are a clinical-stage biopharmaceutical company focused on the development of the liver targeted stearoyl-coenzyme A desaturase-1, or SCD1, modulator Aramchol, a first in class, novel, oral therapy for the treatment of NASH for variable populations, as well as other liver associated disorders. We believe that our product candidate, Aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that constitutes a large unmet medical need.

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

On June 12, 2018, we announced top-line, 52-week results from our global Phase 2b ARREST Study, a multicenter, global, randomized, double-blind, placebo controlled dose-ranging study. A total of 247 patients (approximately one third in the US, one third in Latin America and one third in Europe and Israel) with liver biopsy-proven NASH who were overweight or obese and had pre-diabetes or type II diabetes mellitus were randomized. Patients were randomized in a ratio of 2:2:1 (600mg, 400mg and placebo) taking once-daily oral Aramchol (in the Aramchol treatment arms) or a placebo (in the placebo arm). The treatment part of the trial was 12 months in duration and patients completing this phase were observed for a three month follow-up period. While the we did not meet the primary endpoint of the study, results for the two biopsy endpoints, which may currently constitute a primary endpoint for a Phase 3 trial to support an NDA to the FDA, demonstrated the following: (i) significantly more patients treated with Aramchol 600mg vs. placebo achieved NASH resolution without worsening of fibrosis (16.7% vs. 5.0%; p=0.0514); and (ii) a higher proportion of patients showed at least one-point improvement in fibrosis score without worsening of NASH in Aramchol 600mg vs. placebo (29.5% vs. 17.5%; p=0.2110).  At 52 weeks of treatment, Aramchol continued to show a favorable safety and tolerability profile. We are currently focused on preparing for an end of Phase 2b meeting with the FDA to discuss the results of the ARREST Study and a Phase 3/4 ARMOR study protocol, with a view to initiating a Phase 3/4 clinical study of Aramchol in 2019. If the Phase 3/4 trial is initiated and the Phase 3 portion is successful, we intend to submit an NDA to the FDA for the approval of Aramchol for the treatment of NASH in the United States.

Recently, we conducted a Phase I, open-label, two-period, randomized, crossover PK study to assess whether dose splitting of Aramchol 600mg to twice daily 300mg will significantly increase plasma levels. Results of the study showed that the administration of Aramchol 300 mg twice daily resulted in 24-hour plasma concentrations significantly greater than those observed with the administration of Aramchol 600 mg once daily. (P<0.0001).

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

Currently, it is impossible to predict which of the NAFLD patients will deteriorate to NASH as it is unclear what causes NASH to develop. Researchers are now focusing on several factors that may contribute to the development of NASH. Therefore, lifestyle changes are recommended for all patients with NAFLD.

There is an exceptionally wide range of estimates regarding the potential commercial market for NASH. This uncertainty stems from (i) the overall size of the patient population, (ii) the percentage of the addressable market that will be diagnosed and, subsequently, seek treatment, (iii) the ultimate cost of the therapies, (iv) the number of approved drugs for NASH and their profile. Some of these factors cannot be known until NASH drugs begin to hit the market, which based on analysts’ estimates, will likely be 2020 or 2021 at the earliest or biomarkers replacing the biopsy diagnosis are validated. Independent estimates generally estimate a commercial multi billion market in developed countries, though we do not endorse any estimates, which are based on a number of different underlying assumptions.

Aramchol for NASH

Overview

Our product candidate, Aramchol, is a first-in-class synthetic fatty acid-bile acid conjugate molecule, or FABAC, molecule that we are developing for oral treatment for NASH in patients who are overweight or obese and have prediabetes or type II diabetes mellitus.

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

Phase 1 Single and Multiple-Dose Study of Aramchol in Healthy Male Volunteers (NCT00776841)

Aramchol was evaluated in two Phase 1 clinical trials (under a single protocol) to study its safety, tolerability and PK profile in healthy volunteers, in both single and multiple dose administrations. The first Phase 1 clinical trial was an escalating single-dose trial conducted in 17 healthy subjects testing Aramchol doses ranging from 30 mg to 900 mg, performed in one center in Israel. The subsequent Phase 1 clinical trial was a repeated-dose trial conducted over four days in 25 healthy subjects testing repeated daily doses of Aramchol of 30 mg and 300 mg, performed in one center in Israel. The profiles for the groups were similar and the maximal plasma concentration of Aramchol increased with the higher doses. The PK profile demonstrated that Aramchol is suitable at each dose for once-daily administration and there were neither significant adverse events observed in either Phase 1 trial nor any notable changes in biochemical, hematologic, cardiovascular or other safety parameters.

Phase 2a Trial: Aramchol Treatment in NAFLD or NASH Patients (NCT01094158)

In January 2012, we completed a 60 patient multi-center, randomized, double-blind, placebo-controlled Phase 2a clinical trial of Aramchol in patients with NAFLD or NASH between the ages of 18 and 75 in 12 centers in Israel. The Phase 2a study results were published in July 2014 in the peer-reviewed Clinical Gastroenterology and Hepatology Journal. The trial was performed in patients with either NAFLD or NASH, which design was deemed acceptable by the FDA in 2007 at a pre-IND scientific advisory meeting. The trial’s primary efficacy endpoint was a reduction in liver fat content, and did not consider inflammation or fibrosis, which can be diagnosed only by liver biopsy. We believe that the short study duration of three months of treatment followed by a one-month follow-up period did not warrant repeated biopsies. The trial evaluated the effects on liver fat content of 100 mg and 300 mg once-daily doses of Aramchol compared to a placebo. At the end of the three month treatment period, statistically significant reductions in liver fat concentration as measured by MRS were observed in the 300 mg patient group. Specifically, a 12.57% mean liver fat content reduction was observed in the 300 mg group, as compared to a mean reduction of 2.89% in the 100 mg group and a mean increase of 6.39% in the placebo-treated patients. These results indicate that the effects of Aramchol are dose-dependent, as demonstrated in the graph below, which presents the results with respect to the 57 patients who successfully completed the entire treatment period (three patients were excluded from data analysis because of one protocol violation and two withdrawal consents).

Relative Change in MRS from Baseline after Three Months of Treatment

The table above shows that the primary endpoint of the study was attained. The study demonstrated a statistically significant, dose dependent reduction in fat content in the livers of patients treated with Aramchol, with a 19% difference between the 300 mg dose group and the placebo group, while the difference between the 100 mg dose group and the placebo group was not statistically significant. Notably, the minimal effective dose of Aramchol for fat reduction has been defined.

There were no statistically significant differences among the three treatment groups for any of the secondary end points. There was a non-statistically significant trend of mild weight reduction (P=.1) in the high dose Aramchol group. Serum adiponectin levels increased (0.2 ± 1.7 µg/mL) in the high-dose Aramchol group but decreased in the low-dose (-0.3 ± 1.5 µg/mL) and placebo groups (-0.7 ±_1.3 µg/mL) (P= 0.88 for trend of dose-response relationship by linear regression). FMD increased non-statistically significantly by 1.28% ± 2.92% in the high-dose group, by 0.34% ±3.54% in the low-dose group, and by 0.46% ± 2.28% in the placebo group.

The frequency of adverse events was similar in all treatment groups, and none of them were considered to be related to the treatment. All adverse events in the active treatment arms were mild or moderate and none were serious. None of the patients withdrew as a result of adverse events. The following table shows the most frequent adverse events (occurring in ≥ 2 patients in any group) in the study.

	Placebo (N=20)			Aramchol 100mg/d (N=20)			Aramchol 300mg/d (N=20)
MedDRA preferred term	No. Events	No. Subjects	%	No. Events	No. Subjects	%	No. Events	No. Subjects	%
Abdominal pain	2	2	10%	2	1	5%	1	1	5%
Abdominal pain upper	1	1	5%	2	2	10%	-	-	-
Constipation	2	2	10%	-	-	-	-	-	-
Asthenia	2	2	10%	-	-	-	-	-	-
Back pain	3	3	15%	-	-	-	-	-	-
Musculoskeletal pain	2	2	10%	-	-	-	-	-	-
Upper respiratory tract infection	-	-	-	-	-	-	2	2	10%

The results of our Phase 2a clinical trial of Aramchol in the peer-reviewed Clinical Gastroenterology and Hepatology Journal were published in December 2014. The trial manuscript, entitled “The Fatty Acid-Bile Acid Conjugate Aramchol Reduced Liver Fat Content in Patients with Nonalcoholic Fatty Liver Disease,” provides the full report of the Phase 2a trial, which was completed in January 2012 and presented at the 47th Annual Meeting of the European Association for the Study of the Liver in 2012. Based on this Phase 2a proof-of-concept results, we established a development plan that we believe may confirm: (i) the good safety profile of Aramchol, (ii) the optimal dose of Aramchol, and (iii) efficacy on steatosis as well as fibrosis in patients with NASH.

Pharmacokinetics of Single and Multiple Escalating Doses of Aramchol and Food Effect in Healthy Volunteers (NCT02374437)

On April 28, 2014, we commenced PK and food effect studies of Aramchol. In written correspondence from December 2013 regarding a requested pre-IND meeting, the FDA recommended that we conduct such studies prior to commencing our Phase 2b ARREST Study.

We conducted the food effect and PK study at the Sourasky Medical Center in Tel Aviv, Israel involving 66 healthy volunteers to evaluate the PK of Aramchol following single and multiple escalating doses (200 mg, 400 mg and 600 mg), as well as to evaluate the effect of a high-fat, high-calorie meal on the PK of Aramchol following a single dose in healthy volunteers.

The results showed dose-related, but less than dose-proportional, increases in the mean Aramchol plasma concentrations, or Cmax, area under the curve, or AUC, (0-t), and AUC (inf) of 200 mg, 400 mg and 600 mg doses administered under fasting conditions or following a light meal, both at single and repeated dose administration. Cmax and AUC are metrics used to indicate the significance of a drug’s exposure. Steady-state was achieved by 144 hours (day seven). Administration of Aramchol after a high-fat, high-calorie meal afforded a 2.6 fold increase in exposure, as measured by Cmax, AUC(0-t), and AUC(inf) compared to the fasting group.

No serious adverse events or deaths occurred during the study. Adverse events were equally distributed between placebo and Aramchol doses, were mild (with only one moderate adverse event) and the majority defined unrelated to Aramchol. The PK study provides additional safety data to further support existing safety data from our pre-clinical studies and our Phase 1 and Phase 2a clinical trials of Aramchol.

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

Phase 2b ARREST Study for Aramchol (NCT 02279524)

In September 2014, the FDA granted Fast Track designation status to Aramchol for the treatment of NASH. Fast Track designation may accelerate the development process and may expedite the review of drugs that show promise in treating serious, life-threatening medical conditions for which no other drug either exists or is as effective.

On February 1, 2015, we began our ARREST Study. The ARREST Study was a Phase 2b, multicenter, global, randomized, double-blind, placebo controlled study to evaluate the efficacy and safety and of two doses of Aramchol for the treatment of NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus. In order to be eligible to participate in the ARREST Study, patients had to be affected by NASH, as diagnosed by a biopsy centrally read (steatosis ≥1 + inflammation ≥1 + ballooning ≥1, total activity NAS score of 4 or more), have a fibrosis stage of 1-3, be overweight or obese as measured by a Body Mass Index between 25 and 40 or waist circumference between 88cm to 200cm for women, and between 102cm to 200cm for men, and who are pre diabetic or type II diabetic. We targeted this specific population as it is at the greatest risk of developing NASH and its complications. We have generated data from animal models that lead us to believe that Aramchol targets all three main pathologies of the disease: steatosis, inflammation and fibrosis.

A total of 247 patients (approximately one third in the US, one third in Latin America and one third in Europe and Israel) with liver biopsy-proven NASH who were overweight or obese and had pre-diabetes or type II diabetes mellitus were randomized. Patients were randomized in a ratio of 2:2:1 (600mg, 400mg and placebo) taking once-daily oral Aramchol (in the Aramchol treatment arms) or a placebo (in the placebo arm). The treatment part of the trial was 12 months in duration and patients completing this phase were observed for a three month follow-up period. In February 2017, we completed randomization of the ARREST Study. Baseline histology of patients enrolled into the ARREST study demonstrated a population with advanced disease, with 60% having stage 2 and 3 fibrosis and 70% have NAS>5 at baseline.

The primary endpoint of the study was the change from baseline to end of study in liver triglycerides ratio as measured by magnetic resonance spectroscopy, or MRS (Aramchol 600mg vs. placebo). Secondary endpoints, demonstrated through biopsy, included fibrosis improvement by at least one stage or more without worsening of NASH (defined by an increase of inflammation and or ballooning) and NASH resolution (defined by ballooning score 0 and inflammation score 0-1 at termination) without worsening of fibrosis. Other secondary endpoints included improvement (2 points or more) in NASH activity index, as measured by NAS or SAF, without worsening fibrosis and change in baseline to week 52/termination in ALT (U/L).

On June 12, 2018, we announced top-line results of the ARREST Study and on November 13, 2018 an oral abstract presentation of one-year results of the ARREST Study was presented during a Late Breaking Abstract Oral Session at The Liver Meeting® 2018 during the American Association for the Study of Liver Diseases 2018 Annual Meeting.

Of the 247 patients, 48 patients were in the placebo arm, 101 patients in the Aramchol 400mg arm and 98 in the Aramchol 600mg treatment arm. The majority of subjects completed 52 weeks of treatment and 13 weeks of follow up (89.1%, 89.8%, 85.4% in the 400 mg, 600 mg and placebo arms, respectively). The leading cause of discontinuation was consent withdrawal and early termination due to adverse events; the incidence of early termination due to AEs was very low and similar across study arms.

Patients in the ARREST study were planned to undergo MRS, and a liver biopsy at baseline and week 52, which were centrally read, blinded to treatment allocation. The statistical analysis plan included pre-defined analysis sets: (i) a full analysis set for MRI (FAS - MRI): all intent to treat, or ITT, patients with baseline and at least one second MRS. 214 patients were included in this analysis set (41 in placebo; 90 in Aramchol 400mg; and 83 in Aramchol 600mg); and (ii) a full analysis set for liver biopsy (FAS - biopsy): all ITT patients with baseline and a second biopsy. 198 patients were included in this analysis set (40 in placebo; 80 in Aramchol 400mg; and 78 in Aramchol 600mg).

Results from the study showed a statistically significant reduction in liver fat by MRS with Aramchol 400mg vs. placebo (p=0.0450) and not with 600mg (p=0.0655) and thus did not reach the primary endpoint of the study. In a post-hoc analysis, a cutoff of 5% absolute reduction in liver fat was used as a surrogate for potentially clinically meaningful MRI reduction. In this responder’s analysis, a dose-response could be observed; the responder rate was 47.0%, 36.7% and 24.2%, in the Aramchol 600mg, 400mg and placebo arms, respectively. The proportion of the Aramchol 600mg arm compared to placebo was statistically-significant (p=0.0279).

Results for the two biopsy endpoints, which may currently constitute a primary endpoint for a Phase 3 trial to support an FDA marketing application, demonstrated the following: (i) significantly more patients treated with Aramchol 600mg vs. placebo achieved NASH resolution without worsening of fibrosis (16.7% vs. 5.0%; p=0.0514); and (ii) a higher proportion of patients showed at least one-point improvement in fibrosis score without worsening of NASH in Aramchol 600mg vs. placebo (29.5% vs. 17.5%; p=0.2110).

Statistically significant reductions in live enzymes alanine transaminase (ALT) and aspartate transaminase (AST) were demonstrated in both Aramchol arms vs. placebo (p≤0.0002) and (p<0.0001), respectively.

Secondary endpoints based on NAS and SAF activity score, ≥2 points improvement, showed a higher proportion of patients with improvement in the Aramchol arms (600mg>400mg>placebo; P>0.05).

Exploratory endpoints of glycemic parameters showed statistically significant reductions in HbA1c with both Aramchol arms vs. placebo (p<0.007) implying a potential effect on glycemic control.

At 52 weeks of treatment, Aramchol continued to show a favorable safety and tolerability profile. Serious adverse events were reported in 12.5%, 8.9% and 9.2% of patients in placebo, Aramchol 400mg and 600mg arms, respectively. No clustering of event type or atypical events for the studied population was reported in either Aramchol arms. Severe adverse events were reported in 10.4%, 6.9%, and 6.1% of patients in placebo, Aramchol 400mg, and 600mg arms, respectively. Early terminations due to adverse events occurred in 4.2%, 3.0% and 4.1% in placebo, Aramchol 400mg and 600mg arms, respectively.

The following table summarizes the most frequent adverse events.

The following table summarizes the ARREST results:

	Placebo	Aramchol 400mg	Aramchol 600mg
MRS-Absolute change from baseline in mean liver fat (1)	-0.09%	-3.41%	-3.18%
		P=0.0450	P=0.0655
MRS responders- Reduction of ≥5% in absolute change from baseline (1)	24.4%	36.7%	47.0%
		P=0.0878	P=0.0279
NASH resolution without worsening of fibrosis (2)	5%	7.5%	16.7%
		P=0.4955	P=0.0514
NASH resolution (2)	7.5%	12.5%	19.2%
		P=0.2237	P=0.0462
Fibrosis improvement (≥1 stage) without worsening of NASH (2)	17.5%	21.3%	29.5%
		P=0.8425	P=0.2110
Progression to Cirrhosis (Post-Hoc Analysis) worsening of NASH (2)	7.5%	7.5%	1.3%
		P=0.5693	P=0.1008
ALT (U/L) Change from baseline (3)	+11.82	-12.0	-17.3
		P=0.0002	P<0.0001
AST (U/L) Change from baseline (3)	+6.67	-7.20	-10.83
		p=0.0011	p<.0001
HbA1C Change from baseline (4)	+0.32	-0.04	-0.13
		p=0.0061	p=0.0008

(1)	Placebo N=41; 400mg N=90, 600mg N=83; Mixed Effect Model Repeat Measurement (MMRM) adjusted mean changes from baseline; p-values for comparison of active treatment arm vs. placebo.

(2)	Placebo N=40, 400mg N=80, 600mg N=78; Baseline adjusted logistic regression; p-values for comparison of active treatment arm vs. placebo.

(3)	Placebo N=47, 400mg N=100, 600mg N=98; MMRM adjusted mean changes from baseline; p-values for comparison of active treatment arm vs. placebo.
(4)	Placebo N=47, 400mg N=98, 600mg N=96; MMRM adjusted mean changes from baseline; p-values for comparison of active treatment arm vs. placebo.

Dose Splitting Pharmcokinetic Study (NCT03774173)

As a result of the dose response pattern observed in the ARREST Study, we recently conducted a Phase I, open-label, two-period, randomized, crossover PK study to assess whether dose splitting of Aramchol 600mg to twice daily 300mg will significantly increase plasma levels. 16 healthy subjects took part in two study periods. Eight subjects received each regimen in the first period and the alternate regimen in the second period. A PK profile was obtained over the dosing interval at steady state on day ten of each period.

Results of the study showed that the administration of Aramchol 300 mg twice daily resulted in 24-hour plasma concentrations significantly greater than those observed with the administration of Aramchol 600 mg once daily. (P<0.0001). The average plasma levels (exposure) were 53% higher and exposure was greater in all 16 subjects with the twice daily dosing. The treatment in both dosing regimens were similar in terms of safety and were well tolerated.

Planned Phase 3/4 ARMOR Study for Aramchol

We are planning to initiate the ARMOR Study, a Phase 3/4 pivotal study of Aramchol for the treatment of NASH at the end of the second quarter of 2019 or early in the third quarter of 2019, subject to a successful end of Phase 2b meeting and the FDA and other regulatory authorities agreeing with our IND or foreign equivalent, as applicable. The study design takes into consideration draft guidance issued by the FDA in December 2018 entitled “Noncirrhotic Nonalcoholic Steatohepatitis with Liver Fibrosis: Developing Drugs for Treatment”, or the “December Guidance”.

The following is a summary of our planned clinical trial design, which is subject to change.

The planned Phase 3/4 study is a multi-national, multi-center, randomized, double blind, placebo-controlled study designed to evaluate the efficacy and safety of Aramchol 600 mg or twice daily Aramchol 300mg as compared to placebo in subjects with NASH confirmed by liver biopsy who are overweight or obese and who have pre-diabetes or type II diabetes. Subjects will have a baseline fibrosis score of 2-3.

The study is currently designed to consist of two parts. In the first part (histology-based) subjects will undergo biopsy, followed by treatment with Aramchol or matching placebo for 52 weeks until the second biopsy. The primary histology-based endpoint is expected to be NASH resolution without worsening of fibrosis or fibrosis improvement without NASH worsening.

In the second part (clinically-based), subjects will continue with the same treatment assignment until study completion to determine clinical efficacy. The primary clinically-based endpoint is expected to be based on clinical events including all-cause mortality, histological progression to cirrhosis, MELD score >15, and hepatic decompensation events (e.g., hepatic encephalopathy, variceal bleeding, ascites). If the clinical trial results in the first part are positive, we plan to submit an NDA for conditional approval to the FDA.

The following is a depiction of our planned study design:

Additional Pre-clinical and Clinical Studies Required for Regulatory Submissions

Toxicology Studies

Since the completion of the Phase 2a study, pre-clinical toxicology studies have been conducted to support our ongoing clinical programs and regulatory submissions. These studies were performed in compliance with the EMA’s ICH M3 (R2) guidelines by WIL Research, a global contract research organization, at its facility in Holland. The toxicity program for Aramchol included repeat dose studies of up to six months in rats and up to nine months in dogs by oral administration, the intended route of administration in the clinical trials and beyond. The dose level of 1000 mg/kg/day in rats and 1500 mg/kg/day in dogs, which is the maximal feasible dose in both species showed no-observed-adverse-effect-level, or NOAEL. There were no observations noted in the rat study. The findings in the dog study were limited to changes in plasma lipids, including decreases in total blood cholesterol levels, LDL, HDL and phospholipids, and a slight increase in the size of the adrenal glands, which were considered to be an extension of the primary pharmacology of Aramchol and non-toxic effects, and skin scales from week 13 onwards in all Aramchol-treated groups, with a dose-related incidence. After six months this was not accompanied by any microscopic alteration of the skin and therefore considered not toxicologically relevant. Results from the study show that after nine months the presence of scales in all Aramchol-treated groups was accompanied by minor test item-related microscopic findings in the skin: Hyperkeratosis of the epidermis, correlating to the scales, and keratin plugs in the hair follicles (in males at 750/500 and 1500 mg/kg). After a 12-week treatment-free recovery period, fewer scales were noted and microscopically there was partial recovery. As these findings were minor and no clinical symptoms like scratching were noted, these findings were considered not adverse.

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

No maximum tolerated doses were reached in the studies. Over 50-fold safety margin exposure was achieved in dogs but not in rats. However, for rats, at least three of the four ICH M3(R2) safety margin criteria were met, and for dogs all four criteria were met. Blood tests revealed a decrease in total blood cholesterol levels, including LDL, HDL and phospholipids, and there was a slight increase in the size of the adrenal glands of the dogs, which WIL Research assessed as a physiologic compensatory response to the decrease in blood cholesterol levels. WIL Research did not consider the decrease in blood cholesterol levels or the physiologic response of the adrenal glands as a toxic effect, but rather as a pharmacodynamic effect, which is a biochemical and physiological effect of the drug on the body. Based on the above, WIL Research concluded that the overall safety data for Aramchol is sufficient to support the proposed Phase 2b clinical trial.

Carcinogenicity studies to identify whether Aramchol has any tumorigenic potential upon long-term administration in support of any future NDAs or MAAs are planned to be initiated during 2019. Such carcinogenicity studies are required by regulatory agencies for any pharmaceutical that is intended for continuous clinical use for at least six months. We are currently preparing the necessary information to support a CARC submission to the FDA scheduled for the second quarter of 2019.

Aramchol for the Treatment of Other Indications

On February 14, 2018, we announced topline results from the investigator initiated ARRIVE Study for HIV associated lipodystrophy and NAFLD patients. HIV patients have advanced liver disease which is a major cause for morbidity and mortality. ARRIVE, a Phase 2a, investigator initiated clinical trial conducted at the University of California San Diego by Professor Rohit Loomba was a randomized, double-blinded, placebo-controlled, 12 weeks, proof-of-concept study that evaluated the safety and efficacy of Aramchol at 600mg/day versus placebo in 50 patients with HIV-associated lipodystrophy and NAFLD. The primary end point of successful therapy was improvement in hepatic steatosis at 12 weeks, as measured by MRI-PDFF. Secondary endpoints were improvement in total body fat, metabolic profile, and liver biochemistry. Liver biopsies were not included as part of the evaluation in this pilot trial. The trial showed no difference between HIV patients receiving Aramchol for 12 weeks when compared with HIV patients in the placebo arm. Aramchol showed a favorable safety and tolerability profile. Although the pathology (fatty liver) is similar to “garden variety” NASH, the pathogenesis involved in the HIV lipodystrophy and NAFLD is different and multi factorial including the effect of the virus itself and the anti-HIV medications.

On November 13, 2014, we announced the first administration of Aramchol in a proof-of-concept Phase 2a clinical trial for the treatment of newly formed cholesterol gallstones following bariatric surgery. The primary end-point was to prove that Aramchol dissolves newly formed gallbladder gallstones following bariatric surgery. Patients were to be assigned to one of three treatment arms; 400mg tablets, 600mg tablets and placebo. Only 9 patients were enrolled, and 7 patients completed the study. Due to poor patient recruitment and change in Company focus, we decided to terminate the study on October 1, 2015. We currently believe that it is unlikely that we will revive another study in cholesterol gallstones.

Topical Development

We selected to test Steamchol, in proof of concept studies through a cosmeceutical route of development. Accordingly, on October 13, 2015, Steamchol received a CAS (Chemical Abstracts Service Registry) name and number to allow its cosmeceutical development.

On October 6, 2016, we initiated a proof-of-concept 20-week, double blind, controlled study to evaluate the efficacy and tolerance of Steamchol (a synthetic FABAC, a conjugate of stearic acid (C18:0) and colic acid with similar properties of Aramchol formulated as topical cream), in subjects with Acne Vulgaris. The study was conducted at the IRSI Institute (International Research Services Inc.) in Port Chester, New York, US. A total of 68 subjects participated in the study. On July 2017, top line data was received which was determined to be inconclusive. Due to poor data collection and higher-priority clinical programs, we decided not to pursue this indication. At present, we believe that it is unlikely that we will revive another study in Acne Vulgaris.

Our Competitive Strengths

We believe our key competitive strengths include the following:

•	A drug that targets the main NASH pathologies; steatosis, inflammation and fibrosis. We have generated data from animal models that lead us to believe that Aramchol targets all three main pathologies of NASH: steatosis, inflammation and fibrosis. Directly affecting hepatic stellate cells for down regulation of collagen production suggested that Aramchol targets fibrosis directly and therefore has a potential to show significant results in NASH resolution without fibrosis worsening and/or fibrosis improvement without worsening of NASH

•	600mg dose of Aramchol in ARREST Study demonstrated a significant effect on an endpoint that may currently constitute a primary endpoint for a Phase 3 trial to support an FDA marketing application. In our recently completed Phase 2b ARREST Study, significantly more patients treated with Aramchol 600mg vs. placebo achieved NASH resolution without worsening of fibrosis (16.7% vs. 5.0%; p=0.0514). Under current FDA guidance, resolution of NASH and no worsening of liver fibrosis on NASH may currently constitute one of two endpoints that support an FDA marketing application. We believe that if we observe a similar effect on patients in our planned ARMOR Study, then we believe Aramchol is well positioned to be approved by the FDA.

•	An orally delivered drug with a good safety profile. In its current formulation, Aramchol is administered orally as a tablet. Simple and convenient oral delivery is expected to lead to increased patient compliance. Together with Aramchol’s good safety profile, we believe that Aramchol is well positioned against the competition in the treatment of NASH, where some treatments under development may require intravenous delivery or may cause adverse events, such as itching or an increase in LDL, which can be highly inconvenient for patients with chronic diseases, such as NASH, and may result in low patient compliance. If approved, Aramchol may enable physicians to treat NASH patients with moderate to severe fibrosis in all stages of NASH for long periods of time.

•	Experienced team with extensive knowledge and expertise in the treatment of liver diseases. The Galmed team is highly skilled, experienced, and professional, which enables product development in an efficient, cost effective manner to enable timely regulatory approval. We believe our management team, scientific advisors and personnel have extensive knowledge and experience in the treatment of liver diseases, developing FABACs, such as Aramchol, for the treatment of liver diseases and working with lipid molecules, which due to their special physiochemical characteristics, are difficult to synthesize, develop and work with. We believe that such knowledge and expertise makes us competitive in the fields of metabolic and liver diseases.

Our Strategy

Our strategy is to build a specialized biopharmaceutical company that develops, in a cost-effective manner, novel molecules from clinical stage to market readiness. We seek to create global partnerships with academic institutions and biotechnology or pharmaceutical companies to effectively collaborate in developing a portfolio and ultimately out-license Aramchol. Through this approach, we have successfully advanced Aramchol into various stages of clinical development. Key elements of our strategy include:

•	Continue advancing Aramchol through development as a first-in-class treatment for NASH. Following the recent completion of our Phase 2b ARREST Study, we are advancing Aramchol into a Phase 3/4 ARMOR Study with the goal of offering a first-in-class treatment for NASH.

•	Explore NASH sub populations and establish strategic partnerships for Aramchol in different geographies, including China. We plan on exploring specific NASH sub populations. For example, we plan to conduct a Phase 1/2 NAFLD juvenile population study exploring Aramchol’s application in adolescents. In addition, we intend to strategically partner with pharmaceutical companies that possess experience, resources and infrastructure to execute clinical trial(s), regulatory approval and/or market launch. As part of this strategy, in July 28, 2016, we signed a license agreement with Samil for the commercialization of Aramchol in Korea. See “Item 4. Information on the Company—Business Overview—Strategic Collaborations, Research Arrangements and Other Material Agreements—Samil Pharm. Co., Ltd.” for more information regarding the Samil Agreement. In addition, we are actively exploring strategic partnership opportunities in other Asian countries including China.

•	Investigate possible therapeutic combinations of Aramchol with drugs manufactured by others. We are seeking to co-develop Aramchol as a best in class drug with drugs manufactured by others in order to increase the commercial opportunities of Aramchol.

•	In-license, develop or acquire additional drug candidates. To diversify and expand our product pipeline, we evaluate from time to time other drug candidates for in-licensing or acquisition opportunities.

Strategic Collaborations, Research Arrangements and other Agreements

NAFLD Juvenile Population

On September 22, 2016, we entered into an investigator initiated clinical trial agreement, or the UCSD Agreement, with the Regents of the University of California on behalf of its San Diego campus, or UCSD, to conduct a Phase 1/2A study, or the ARTISAN Study, entitled: “A Phase I-IIa Study to Assess Safety, Tolerability, Efficacy, and Pharmacokinetics of Aramchol in a NAFLD Juvenile Population”, or the Protocol. The ARTISAN Study (ARamchol Trial to Improve Steatosis in Adolescent NAFLD) will be led by Jeffrey Schwimmer, MD, professor of pediatrics, UC San Diego School of Medicine and Director, Fatty Liver Clinic, Rady Children’s Hospital, San Diego. We expect patient enrolment of the ARTISAN Study to commence during 2019.

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

Samil Pharma. Co., Ltd.

On July 28, 2016, we entered into a license agreement, referred to herein as the Samil Agreement, with Samil for the commercialization of Aramchol (with the option to manufacture) in the Republic of Korea, or the Territory.

Under the terms of the Samil Agreement, the Company has granted Samil an exclusive licence, or the Samil License, for fatty liver indications including NASH, or the Field of Use, in the Republic of Korea, or the Territory to such information concerning Aramchol as may be required to support Samil's applications for regulatory approvals, or the Licensed Information, and the patents for the import, marketing, use, sale, offer for sale, commercialisation and distribution (and, if the option is exercised, manufacture) of Aramchol in tablet form, or any other physical form as may be produced or manufactured by or on behalf of Galmed or by a third party for Galmed and, if the option set out below is exercised, any products within the Field of Use, the development, manufacture or sale of which is based, in whole or in part, on, or involves the use of, the Licensed Information or covered under any patent, or the Product.

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

Upon the signing of the Samil Agreement, Samil paid the Company a gross upfront fee of approximately $2.1 million and in September], 2018, we received a milestone payment of $1.5 million. Samil has also agreed to pay additional clinical and regulatory-based milestone payments, which may aggregate to an additional $4.5 million, as well as tiered, double-digit royalties payable on sales (lower if sales of a generic equivalent commence in the Territory).

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

In the event that we do not achieve the primary endpoint as defined in the study protocol, or Successful Completion, of the ARREST Study, we shall as soon as practicable notify Samil of the non-achievement of such Successful Completion, and within 60 days thereof, notify Samil in writing either: (i) that we have decided not to develop the Licensed Information further for the Field of Use, or the Cessation Notice, or (ii) that we intend to continue with such development notwithstanding the non-achievement of such Successful Completion, or the Licensor Continuation Notice. Also, in the event that we do not achieve the Successful Completion of the potential Phase 3 Study, we shall, as soon as practicable, notify Samil accordingly, or the Notice of Non-Success. Samil shall thereafter have the option, by notice in writing served to us within 45 days of Samil's receipt of either a Cessation Notice, a Licensor Continuation Notice or a Notice of Non-Success, as applicable, to indicate its intention either: (i) to terminate the Samil License, or (ii) to continue research and development of the Licensed Information in the Field of Use in the Territory, or the Licensee Continuation Notice. In the event Samil shall serve a Licensee Continuation Notice following the service of a Cessation Notice or a Notice of Non-Success, any such continuation by Samil shall be subject to the entry by Samil into a written agreement with us as to the terms and conditions which would govern such continued research and development, which would be carried out according to Samil's own development plan and at its sole expense. In the event Samil serves a Licensee Continuation Notice following the service of a Licensor Continuation Notice, or Agreed Continuation, the Samil Agreement shall continue in accordance with its terms. In August 2018, Samil sent a Licensee Continuation Notice to us.

Additionally, following the Successful Completion of the ARREST Study or Agreed Continuation following non-achievement of Successful Completion of the ARREST Study, Samil shall, for a period of 90 days following the date of written notification to it by us of such Successful Completion or following the date of Agreed Continuation following non-achievement of Successful Completion, have the option to require that the Territory be extended to include Vietnam, or the Extension Option. In the event that Samil exercises its Extension Option, the parties shall conduct negotiations in good faith for up to 30 days thereafter in order to agree on milestone payments which would replace those set out in the Samil Agreement. In the event that agreement is not reached in such regard within such period, the Extension Option shall terminate. Discussions for the extension of the Samil License to Vietnam are ongoing.

OWL

On July 8, 2015, we entered into a Research, Option and License Agreement, or the OWL License Agreement, with OWL, for the development of a non-invasive, blood-based complimentary diagnostic tool, which we believe could increase the likelihood of success of our Phase 3 trials and facilitate the market adoption of Aramchol. Pursuant to the terms of the OWL License Agreement, we have partially funded the research and development of the diagnostic tool in the amount of Euro 437,000. Subject to development under the OWL License Agreement, we have an option to exclusively license from OWL a complimentary diagnostic tool for NASH using Aramchol, or the OWL License Agreement Option, in consideration for the payment of a 10% royalty to OWL on annual net sales of the complimentary diagnostic product, exercisable by written notice to OWL at any time during the period commencing on July 8, 2015 and ending on the earlier of (I) December 31, 2016; or (II) the completion of the ARREST Study, or the Option Period. On June 22, 2017, we entered into an amendment to the Agreement, which, inter alia, extended the Option Period until the lapse of six (6) months after the publication of the results of the ARREST Study on clinicaltrials.gov. This option expired without exercise.

In addition, if OWL develops any other complimentary diagnostic tool for NASH not using Aramchol, it will pay us 10% royalties from revenues. Concurrently with the OWL License Agreement, we have entered into a Share Purchase Agreement, or the OWL SPA, pursuant to which we undertook to invest Euro 175,000 in OWL, subject to certain specified milestones, in exchange for the issuance by OWL of such number of common shares that result from dividing our investment amount by the price per share, or the Investment. In addition, under the OWL SPA, OWL has granted us an option which will allow us to invest up to €1,000,000, or the First Option, at the higher of (i) the OWL company valuation in an equity financing (or series of related financings) of at least €1,000,000 that takes place at the same time as the exercise of the First Option; or (ii) a 15% premium to OWL's valuation in the most recent equity investments of at least €1,000,000, or the Baseline Valuation. The First Option will expire at the earlier of (i) an investment by a third party in OWL in excess of €1,000,000, or (ii) the completion of the ARREST Study in our reasonable opinion. Furthermore, we have the option to purchase additional shares up to 19.9% of OWL, or the Second Option, at the higher of (x) the OWL company valuation in an equity financing (or series of related financings) of at least €2,500,000 that takes place at the same time as the exercise of the Second Option; (y) at a 15% premium to OWL's valuation in the most recent equity investment of at least €2,500,000; or (z) the Baseline Valuation. The Second Option will expire at the earlier of (A) the completion of a third party investment in OWL in excess of €2,500,000, or (B) one year following the successful completion of the ARREST Study in our reasonable opinion. Moreover, pursuant to the OWL SPA, in the event OWL issues new common shares or securities convertible into common shares, except in the event of customary curve outs, or the New Securities, we have an option to purchase up to our pro-rata share of the New Securities for the price and on the same terms as the most senior class of participating shareholders, upon our notification to OWL within 21 days of OWL's notification of their intention to issue New Securities, or the Preemptive Right. This Preemptive Right shall survive termination of the OWL SPA, provided that either the Investment or the exercise of the First option or the Second Option has taken place.

Upon exercise of the OWL License Agreement Option, we will own all rights, title and interest in and to (i) the complimentary diagnostic tool for NASH using Aramchol, excluding serum and plasma markers developed by OWL using proprietary methods and any of the OWL patents, OWL's know-how, and any other results of whatsoever nature, which are discovered, developed or invented in the course of, or directly arising from, the performance of the Research, excluding our technology, or the Research Results, which is owned by OWL; (ii) the complimentary diagnostic tool for NASH using Aramchol intellectual property; (iii) all results and intellectual property pertaining to (a) our technology, (b) markers or other diagnostics for use in connection with liver diseases and/or cholesterol gallstones and/or any other indications utilizing Aramchol and any future synthetic fatty-acid/bile conjugates or FABACs owned by us, (c) metabolomics markers predicting therapeutics or safety response of Aramchol; or (iv) any additional markers improving NASH patient selection for treatment with Aramchol that are generated, discovered, reduced to practice and/or arising in the course of and/or from the performance of any research, services and/or development activities by or on behalf of or for us (including by OWL hereunder), excluding research results, and including any regulatory filing or approval (if any) filed or obtained by us or any of our affiliates in respect of the OWLiverGAL kit and any other product, kit, device, material, process, method, activities or service that incorporates, uses, or is reliant upon the licensed technology, or the Licensed Technology Product, and all communications with regulatory authorities, and any data, information or document covered by data protection or data exclusivity, production processes, standard operating procedures, subcontractors’ information and other technical information required for the sale and/or commercialization of the Licensed Technology Products, test protocols and final reports of any testing or studies with respect to the Licensed Technology Products.

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

Unipharm

On October 7, 2000, in connection with a certain share subscription agreement, we sent a letter to Unipharm Ltd., or Unipharm, pursuant to which we agreed to negotiate the grant of an exclusive license to Unipharm with respect to the use of patents within our first patent family covering the composition of matter of Aramchol within Israel on to-be-agreed upon terms and conditions. The letter stated that, if granted, such license would at all times be subject to our best interests, as determined in our sole discretion, and all approvals and proceedings required by agreement or by law. As of the date hereof, no such definitive agreement has been executed with regard to this matter and at this stage, we have no intention to pursue such an agreement. The letter is silent as to term, termination and whether or not it is binding.

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

Other companies, including, Intercept Pharmaceuticals, Inc. Gilead Sciences, Inc., Allergan (through its acquisition of Tobira Therapeutics Inc.) and Genfit S.A., have molecules currently in Phase 3 clinical development; Madrigal, Shire, Novartis (through the in-license of Conatus Pharmaceuticals Inc.), Cirius, Inventiva and others have molecules in Phase 2B clinical development for the treatment of NASH and the fibrosis associated therewith. There are a host of other potential competitors in earlier stages of clinical development relative to us for the treatment of NASH including, but not limited to, Galectin Therapeutics Inc., AstraZeneca, Bristol-Myers Squibb, and Novartis. In February 2019, Intercept Pharmaceuticals announced its Phase 3 results of their OCA drug for the treatment of liver fibrosis due to NASH and Intercept reported that it intends to file for regulatory approval in the U.S. and Europe in the second half of 2019. If approved, OCA will become the first approved NASH drug.

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

The first patent family discloses and claims FABACs, including Aramchol, as well as methods for preventing or dissolving cholesterol gallstones in bile and reducing or preventing arteriosclerosis using FABACs. This patent family includes three issued U.S. patents and an issued European patent that was validated in Austria, Belgium, Cyprus, Denmark, Finland, France, Germany Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Monaco, Netherlands, Portugal, Romania, Slovenia, Spain, Sweden, Switzerland and the United Kingdom. Corresponding patents have been granted in Australia, Brazil, Canada, China, Czech Republic, Belarus, Kazakhstan, Russian Federation, Hungary, Indonesia, Japan, Korea, Mexico, New Zealand, Norway, Poland, Turkey and the Ukraine. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended patent term for this patent family is due to expire on March 25, 2019.

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

A third patent family discloses the use of FABACs in the treatment, prevention and inhibition of progression of Alzheimer’s Disease, cerebral amyloid angiopathy and other brain diseases characterized by amyloid plaque deposits. This patent family includes an issued European patent that was validated in France, Germany, Switzerland and the United Kingdom. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire on February 1, 2030.

A fourth patent family, including pending U.S. and allowed applications in Europe directed to topical uses of FABAC compounds (anti-acne). If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family not including PTA and PTE is due to expire on August 7, 2034.

A fifth patent family discloses and claims second generation FABAC salt compounds. This patent family includes a pending U.S. application and allowed European application, as well as, foreign patent applications in Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan and Korea. If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire on December 4, 2034.

A sixth patent family having one U.S. patent application, discloses and claims compositions comprising low doses of the second generation FABAC compounds. If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, he non-extended term for this patent family is due to expire on June 8, 2036.

A seventh family is directed to treatment for modulating gut microbiota using Aramchol This patent family includes a pending U.S. application as well as foreign patent applications in Brazil, Canada, China, Europe, Israel, Japan and Mexico. If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire on January 19, 2037.

An eighth family and a ninth family, both having PCT International Applications filed in 2017 and two pending US applications, are directed to uses of Aramchol for treating and inhibiting fibrosis. The two PCT Applications will enter National Phase by May 2019. If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term of this patent family is due to expire on November 10, 2037. In addition, a US Continuation-in-part claiming priority to all of the above applications was filed in November 2018 and claims the treatment and inhibition of fibrosis by a regimen of 300 mg of Aramchol twice daily. The improved bio-availability of Aramchol is supported by the pharmacological model based on the preclinical and the ARREST data.

Combination therapy for treating fatty liver disease is covered by two US provisional patent applications: (i) directed to a combination therapy of angiotensin II type 1 receptor blocker (ARB) with S-adenosyl-L-methionine, and (ii) a US provisional application directed to combination of FABAC and at least one thyroid hormone receptor agonist or thyroid hormone. The patent term for this patent family not including PTA and PTE is due to expire on April 12, 2039.

It is possible that the term of the patents issued in the United States within our first patent family, which includes the composition of matter patents, may be extended up to five additional years under the provisions of the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, (the longest possible extended patent term being five years from November 3, 2023). Patent term extension or supplementary protection certificates may be available in certain foreign countries upon regulatory approval. Independent of patent term extensions, five years of data exclusivity will be provided for this patent in the United States automatically from the day Aramchol receives regulatory approval, if it is approved, in the United States. The data exclusivity is solely for the indication tested, in this case presumably NASH. If we pursue commercialization of Aramchol in other jurisdictions, longer periods of data exclusivity of up to 11 years based on the EU "Bolar Scheme" may apply.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We believe that our patents provide broad and comprehensive coverage for the use of Aramchol for the treatment of certain liver diseases and other metabolic diseases. However, the patent positions of biopharmaceutical companies, such as ourselves, are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for the technology will depend on our success in obtaining effective claims and enforcing those claims once granted. There is no certainty that any of the Company’s pending patent applications will result in the issuance of any patents. The issued patents and those that may be issued in the future, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued or future patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of such patent. For more risks associated with the protection of our licensed intellectual property, see “Item 3. Key Information—Risk Factors—Risks Related to Our Intellectual Property.”

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

Manufacturing

We do not own or operate manufacturing facilities for the production of Aramchol or any future product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third-party contract manufacturers for all of our required raw materials, API and finished product for our non-clinical research and clinical trials. We do not have long term agreements with any of these third parties. We also do not have any current contractual relationships for the manufacture of commercial supplies of Aramchol if it is approved. If Aramchol or any future product candidates are approved by any regulatory agency, we intend to enter into agreements with a third-party contract manufacturer or collaboration partner and one or more back-up manufacturers for the commercial production of those products. Development and commercial quantities of any products that we develop will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval. We currently employ internal resources to manage our manufacturing contractors. The relevant manufacturers of our drug substance and drug products for our current pre-clinical and clinical trials have advised us that they are compliant with both cGMP and, cGLP.

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

Marketing, Sales and Commercialization

Given our stage of development, we do not have any internal sales, marketing or distribution infrastructure or capabilities. In the event we receive regulatory approval for Aramchol, we intend, where appropriate, to pursue commercialization relationships, including strategic alliances and licensing, with pharmaceutical companies and other strategic partners, which are equipped to market and/or sell Aramchol or any future product candidates, if any, through their well-developed sales, marketing and distribution organizations in order to gain access to global markets. In addition, we may out-license some or all of our worldwide patent rights to more than one party to achieve the fullest development, marketing and distribution of any products we develop. Over the longer term, we may consider ultimately building an internal marketing, sales and commercial infrastructure. See “Item 4. Information on the Company—Business Overview—Strategic Collaborations, Research Arrangements and other Material Agreements—Samil Pharm Co.” for information regarding the license agreement we entered with Samil for the commercialization of Aramchol (with an option to manufacture) for the treatment of fatty liver indications including NASH, in the Republic of Korea.

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

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•	Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•	Phase 2. Clinical trials are performed on a limited patient population intended to identify possible adverse effects and risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. Phase 3 clinical trials are conducted to provide sufficient data for the statistically valid evidence of safety and efficacy.

•	Phase 4. The FDA may require that the sponsor conduct additional clinical trials following new drug approval. The purpose of these trials, known as Phase 4 studies, is to monitor long-term risks and benefits, study different dosage levels or evaluate safety and effectiveness. In recent years, the FDA has increased its reliance on these trials. Phase 4 studies usually involve thousands of participants. Phase 4 studies also may be initiated by the company sponsoring the new drug to gain broader market value for an approved drug.

Human clinical trials are inherently uncertain and Phase 1, Phase 2, Phase 3 and Phase 4 testing may not be successfully completed. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points are typically prior to the submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may also be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support the approval of the NDA. If a Phase 2 clinical trial is the subject of discussion at the end of Phase 2 meeting with the FDA, a sponsor may be able to request a Special Protocol Assessment, or the SPA, the purpose of which is to reach agreement with the FDA on the Phase 3 clinical trial protocol design and size that will form the primary basis for the demonstration of effectiveness in a marketing application.

According to published guidance on the SPA process, a sponsor which meets the prerequisites may make a specific request for an SPA and provide information regarding the design and size of the proposed clinical trial. The FDA has a goal of completing the majority of SPA reviews within 45 days, although certain circumstances may result in a delay in FDA’s decision. An SPA request must be made before the proposed trial begins, and all open issues must be resolved before the trial begins. If a written agreement is reached, it will be documented and made part of the record. The agreement will be binding on the FDA and may not be changed by the sponsor or the FDA after the trial begins except with the written agreement of the sponsor and the FDA or if the FDA determines that a substantial scientific issue essential to determining the safety or efficacy of the drug was identified after the testing began. There is no indication that we will be able to meet the requirements necessary for a SPA.

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

Recent FDA Guidance

In December 2018, the FDA issued the December Guidance. The December Guidance is intended to assist sponsors in the clinical development of drugs for the treatment of noncirrhotic NASH with liver fibrosis, describes the FDA’s current thinking regarding the necessary components of a drug development program for noncirrhotic NASH with liver fibrosis and identifies knowledge gaps that represent important challenges in the development of drugs for the indication. According to the FDA, the ultimate goal of NASH treatment is to slow the progress of, halt, or reverse disease progression and improve clinical outcomes (i.e., prevent progression to cirrhosis and cirrhosis complications, reduce the need for liver transplantation, and improve survival). Because of the slow progression of NASH and the time required to conduct a trial that would evaluate clinical endpoints such as progression to cirrhosis or survival, the FDA recommends sponsors consider the following liver histological improvements as endpoints reasonably likely to predict clinical benefit to support accelerated approval under the regulations:

•	Resolution of steatohepatitis on overall histopathological reading and no worsening of liver fibrosis on NASH CRN fibrosis score. Resolution of steatohepatitis is defined as absent fatty liver disease or isolated or simple steatosis without steatohepatitis and a NAS score of 0–1 for inflammation, 0 for ballooning, and any value for steatosis; or

•	Improvement in liver fibrosis greater than or equal to one stage (NASH CRN fibrosis score) and no worsening of steatohepatitis (defined as no increase in NAS for ballooning, inflammation, or steatosis)

Further, according the FDA, for NASH drugs approved on the basis of liver histology under the accelerated approval pathway, randomized, double-blind, placebo-controlled clinical trials designed to describe and verify the drug’s clinical benefit should be underway at the time of submission of the marketing application. Clinical benefit can be verified by demonstrating superiority to placebo in delaying disease progression measured by a composite endpoint.

The EMA also recently issued a reflection paper to provide guidance on drug development in the field of NASH. However, the EMA indicated, among other things, that both resolution of NASH without worsening of fibrosis and improvement in fibrosis without worsening of NASH would both be required as intermediate endpoints for demonstrating statistical significance for stage 2 and 3 fibrosis.

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

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an approved NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

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

On January 20, 2017, President Donald J. Trump was inaugurated as the President of the United States. President Trump has stated that he intends to “repeal and replace” the Affordable Care Act, and Congress has taken initial steps to repeal the law. In December 2017, Congress passed and the President signed into law tax reform legislation that made significant changes to the Affordable Care Act including the repeal of the “individual mandate” that was in place to strongly encourage broad participation in the health insurance markets. . On December 14, 2018, a federal district court in Texas ruled that the PPACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, and the ruling has been stayed by the ruling judge. We are not able to state with any certainty what will be impact of this court decision on our business pending further court action and possible appeals. Given these changes and other statements of political leaders, we cannot predict the ultimate impact on the Affordable Care Act and the subsequent effect on the pharmaceutical industry at this time

In addition, in some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for Aramchol or any future product candidates. Historically, products launched in the EU do not follow price structures of the United States and generally tend to be significantly lower.

Healthcare Fraud and Abuse Laws

In the U.S., the research, development, testing, manufacturing, handling, storage, distribution, sale and promotion of drug products and medical devices are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, state Attorneys General, and other state and local government agencies. For example, sales, marketing and scientific/educational grant programs must comply with the fraud and abuse provisions applicable to pharmaceutical manufacturers, including the federal “Anti-Kickback Statute”, the Civil Monetary Penalty Statute, the Stark Law, the federal False Claims Act, as amended, state and federal “Physician Payment Sunshine Act” laws and regulations, the privacy regulations promulgated under the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

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

A medicinal product may only be placed on the market in the European Economic Area, or the EEA, composed of the 28 EU member states, plus Norway, Iceland and Lichtenstein, when a marketing authorization has been issued by the competent authority of a member state pursuant to member states’ law based on Directive 2001/83/EC, or an authorization has been granted under the centralized procedure in accordance with Regulation (EC) No. 726/2004 or its predecessor, Regulation 2309/93. There are essentially three community procedures created under prevailing European pharmaceutical legislation that, if successfully completed, allow an applicant to place a medicinal product on the market in the EEA.

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

Mutual Recognition and Decentralized Procedures

With the exception of products that are authorized centrally, the competent authorities of the member states are responsible for granting marketing authorizations for medicinal products placed on their national markets. If the applicant for a marketing authorization intends to market the same medicinal product in more than one member state, the applicant may seek an authorization progressively in the community under the mutual recognition or decentralized procedure. Mutual recognition procedure, or MRP is used if the medicinal product has already been authorized in a member state. In this case, the holder of this marketing authorization requests the member state where the authorization has been granted to act as reference member state by preparing an updated assessment report that is then used to facilitate mutual recognition of the existing authorization in the other member states in which approval is sought (the so-called concerned member state(s)). The reference member state must prepare an updated assessment report within 90 days of receipt of a valid application. This report together with the approved Summary of Product Characteristics, the SmPC (which sets out the conditions of use of the product), and a labeling and package leaflet are sent to the concerned member states for their consideration. The concerned member states are required to approve the assessment report, the SmPC and the labeling and package leaflet within 90 days of receipt of these documents. The total procedural time of the MRP is 180 days.

The decentralized procedure, or DCP is used in cases where the medicinal product has not received a marketing authorization in the EU at the time of application. The applicant requests a member state of its choice to act as reference member state to prepare an assessment report that is then used to facilitate agreement with the concerned member states and the grant of a national marketing authorization in all of these member states. In this procedure, the reference member state must prepare, for consideration by the concerned member states, the draft assessment report, a draft SmPC and a draft of the labeling and package leaflet within 120 days after receipt of a valid application. As in the case of mutual recognition, the concerned member states are required to approve these documents within 90 days of their receipt, i.e. the total time of the DCP is 210 days.

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

Directive 2003/94/EC and Volume 4 of the rules governing medicinal products govern GMP in the European community. Moreover, community law requires the clinical results in support of clinical safety and efficacy based upon clinical trials conducted in the European community to be in compliance with the requirements of Directive 2001/20/EC, which implements good clinical practice in the conduct of clinical trials on medicinal products for human use. Clinical trials conducted outside the European community and used to support applications for marketing within the EU must have been conducted in a way consistent with the principles set out in Directive 2001/20/EC. The conduct of a clinical trial in the EU requires, pursuant to Directive 2001/20/EC, authorization by the relevant national competent authority where a trial takes place, and an ethics committee to have issued a favorable opinion in relation to the arrangements for the trial. It also requires that the sponsor of the trial, or a person authorized to act on his behalf in relation to the trial, be established in the community. Directive 2001/20/EC will be replaced by Regulation (EU) No. 536/2014 on Clinical Trials in the near future. Although the Regulation entered into force on 16 June 2014, the timing of its application depends on the development of a fully functional EU clinical trials portal and database, which will be confirmed by an independent audit. The Regulation becomes applicable six months after the European Commission publishes a notice of this confirmation. The entry into application of the Regulation is currently estimated to occur in 2019. Once the new Regulation becomes applicable, clinical trials law in the EU will be further harmonized.

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

Applications in respect of a generic medicinal product cannot be made before the expiry of the protection period. Where the reference product was granted a national marketing authorization pursuant to an application made before October 30, 2005, the protection period is either six years or 10 years, depending upon the election of the particular member state concerned. Where the reference product was granted a marketing authorization centrally, pursuant to an application made before November 20, 2005, the protection period is 10 years. For applications made after these dates, Regulation 726/2004 and amendments to Directive 2001/83/EC provide for a harmonized protection period regardless of the approval route utilized. The harmonized protection period is in total 10 years, including eight years of research data protection and two years of marketing protection. The effect is that the originator’s results can be the subject of a cross-referral application after eight years, but any resulting authorization cannot be exploited for a further two years. The rationale of this procedure is that the relevant particulars can, if the research data protection period has expired, be found on the originator’s file and used for assessment of the generic medicinal product. The 10-year protection period can be extended to 11 years where, in the first eight years post-authorization, the holder of the authorization obtains approval for a new indication assessed as offering a significant clinical benefit in comparison with existing products.

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

Law Relating to Pediatric Research

Regulation (EC) 1901/2006 (as amended by Regulation (EC) 1902/2006) was adopted on December 12, 2006. This Regulation governs the development of medicinal products for human use in order to meet the specific therapeutic needs of the pediatric population. It requires any application for marketing authorization made after July 26, 2008 in respect of a product not authorized in the European Community on January 26, 2007 (the time the Regulation entered into force), to include the results of all studies performed and details of all information collected in compliance with a pediatric investigation plan agreed by the Pediatric Committee of the EMA, unless the product is subject to an agreed waiver or deferral or unless the product is excluded from the scope of Regulation 1901/2006 (generics, hybrid medicinal products, biosimilars, homeopathic and traditional (herbal) medicinal products and medicinal products containing one or more active substances of well-established medicinal use) according to its Art. 9. Waivers can be granted in certain circumstances where pediatric studies are not required or desirable. Deferrals can be granted in certain circumstances where the initiation or completion of pediatric studies should be deferred until appropriate studies in adults have been performed. The EMA does not evaluate an application for market authorization that is not exempt from Regulation (EC) 1901/2006 if there is no agreed PIP, deferral or waiver. Moreover, this regulation imposes the same obligation from January 26, 2009 on an applicant seeking approval of a new indication, pharmaceutical form or route of administration for a product already authorized and still protected by a supplementary protection certificate granted under Regulation EC 469/2009 and its precursor Regulation (EEC) 1768/92 or by a patent that qualifies for the granting of such a supplementary protection certificate. The pediatric Regulation (EC) 1901/2006 also provides, subject to certain conditions, a reward for performing such pediatric studies, regardless of whether the pediatric results provided resulted in the grant of a pediatric indication. This reward comes in the form of an extension of six months to the supplementary protection certificate granted in respect of the product, unless the product is subject to orphan drug designation, in which case the 10-year market exclusivity period for such an orphan product is extended to 12 years. If any of the non-centralized procedures for marketing authorization have been used, the six month extension of the supplementary protection certificate is only granted if the medicinal product is authorized in all member states.

Post-authorization Obligations

In the pre-authorization phase, the applicant must provide a detailed pharmacovigilance plan that it intends to implement post- authorization. An authorization to market a medicinal product in the EU carries with it an obligation to comply with many post- authorization organizational and behavioral regulations relating to the marketing and other activities of authorization holders. These include requirements relating to post-authorization efficacy studies, post-authorization safety studies, adverse event reporting and other pharmacovigilance requirements, advertising, packaging and labeling, patient package leaflets, distribution and wholesale dealing. The regulations frequently operate within a criminal law framework and failure to comply with the requirements may not only affect the authorization, but also can lead to financial and other sanctions levied on the company in question and responsible officers. EU pharmacovigilance legislation has been significantly modified by the Pharmacovigilance Directive, Dir. 2010/84/EU which amended the legal framework of pharmacovigilance for medicines marketed within the EU provided in Regulation (EC) No 726/2004 with respect to EU authorized medicinal products and in Directive 2001/83/EC with respect to nationally authorized medicinal products (including those authorized through the mutual recognition and decentralized systems). In addition, Commission Implementing Regulation (EU) No 520/2012 outlines the practical details to be respected by marketing authorization holders, national competent authorities and the EMA, and Commission Delegated Regulation (EU) No 357/2014 on post-authorization efficacy studies specifies the situations in which such studies may be required. Furthermore, EU good pharmacovigilance practice (GPC) rules apply. With the amended pharmacovigilance requirements, the financial and organizational burden on market authorization holders increased significantly, such as the obligation to maintain a pharmacovigilance system master file that applies to all holders of marketing authorizations granted in accordance with Directive 2001/83/EC or Regulation (EC) No 726/2004. Marketing authorization holders must furthermore collect data on adverse events associated with use of the authorized product outside the scope of the authorization. Pharmacovigilance for biological products and medicines with a new active substance is strengthened by subjecting their authorization to additional monitoring activities.

Any authorization granted by member state authorities, which within three years of its granting is not followed by the actual placing on the market of the authorized product in the authorizing member state, ceases to be valid (Art. 24 (4) and (5) Directive 2001/83/EC). When an authorized product previously placed on the market in the authorizing member state is no longer actually present on the market for a period of three consecutive years, the authorization for that product shall cease to be valid. The same two three year periods apply to authorizations granted by the European Commission based on the centralized procedure (Art. 14 (4) and (5) Regulation (EC) 726/2004).

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

Our corporate headquarters are located at 16 Tiomkin Street, Tel Aviv, pursuant to a lease to occupy approximately 356 square meters of space. On March 22, 2015, GRD entered into the lease agreement with Mintz K. Construction Company for the corporate headquarters. The term of the lease is for four years with an option, at the election of GRD, for two additional years. The aggregate quarterly rental payment for four years, together with adjustments and the maintenance fees, is approximately NIS 33,055 plus VAT. On February 27, 2017, GRD entered into an addendum to the lease agreement pursuant to which GRD leased an additional 90 square meters for a space adjacent to the current premises, totaling 446 square meters. The fees for the additional space are payable quarterly in an aggregate amount of NIS 17,700 plus VAT. On August 9, 2018, GRD entered into an additional addendum to the lease agreement pursuant to which GRD leased an additional 144 square meters for a space adjacent to the current premises and provided for an additional option to extend the lease for two additional periods of one year each. The fees for the additional space are payable quarterly in an aggregate amount of NIS 28,800 plus VAT. On November 28, 2018, GRD exercised its option to extend for a further two years. The total quarterly fees for the total 590 square meters are NIS 98,037 plus VAT and as of March 22, 2019 will increase to NIS 119,271 plus VAT.

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

Overview

We are a clinical-stage biopharmaceutical company focused on the development of Aramchol, a liver targeted stearoyl-coenzyme A desaturase-1, or SCD1, modulator, first in class, novel, oral therapy for the treatment of NASH for variable populations. In June 2018, we announced top line data from our ARREST Phase 2b clinical study, a multicenter, randomized, double blind, placebo-controlled study, designed to evaluate the efficacy and safety of Aramchol in 247 subjects with NASH, who are overweight or obese, and who are pre-diabetic or type-II-diabetic. We are currently focused on preparing for an end of Phase 2b meeting with the FDA to discuss the results of the ARREST Study and a proposed Phase 3/4 study protocol for the pivotal ARMOR Study, with a view to initiating the ARMOR Study at the end of the second quarter or early in the third quarter of 2019.

To date, we have not generated revenue from the sale of any product, excluding the licensing revenue we recorded in connection with the Samil Agreement, and we do not expect to generate any significant revenue other than the amortization of the upfront payments under the license agreement with Samil and of the subsequent royalties and/or milestones that may be earned in connection with the Samil Agreement or potential other license Agreements, unless and until we commercialize Aramchol, or license the product to additional third parties. As of December 31, 2018, the Company had an accumulated deficit of approximately $86.5 million.

Our financing activities are described below under “Liquidity and Capital Resources.” Obtaining approval of an NDA, MMA, or other similar application is an extensive, lengthy, expensive and uncertain process, and the FDA, EMA and other regulatory agencies may delay, limit or deny approval of Aramchol.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At December 31, 2018, we had current assets $90.4 million, which is mainly comprised of cash and cash equivalents of $24.2 million, short-term deposits of $6.1 million and short-term investment securities of $60.0 million. This compares with current assets of $19.2 million at December 31, 2017, which is mainly comprised of cash and cash equivalents of $13.0 million and short-term investment securities of $6.0 million. We believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this annual report. However, we will continue to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop our research and development programs.

Revenues

We have entered into the Samil Agreement for the commercialization of Aramchol in Korea. Under the terms of the Samil Agreement, we have received upfront and milestone payments of $3.6 million, and may be eligible to receive up to approximately $4.5 million in additional payments for development and regulatory milestones for Aramchol in the licensed territories.

In accordance with ASC 606, we determined that the Samil Agreement included a combined performance obligation representing the delivery of the exclusive license and completion of the ARREST study.

We determined that the transaction price at contract inception was $2.1 million consisting of the upfront, non-refundable payment. None of the clinical or regulatory milestones were included in the transaction price upon inception, as all milestone amounts were fully constrained. Management assessed that the likelihood of occurrence of the other performance obligations in the Samil Agreement was remote upon contract inception. As such, the standalone value of such performance obligations was deemed de minimis and none of the transaction price was allocated to those obligations. Any consideration related to sales-based milestones and royalties will be recognized when the related sales occur, and therefore have also been excluded from the transaction price.

During 2018, when we determined that the achievement of its first milestone was probable, it included the variable consideration of $1.5 million as a part of the transaction price allocated to the combined performance obligation including the delivery of the license and completion of the ARREST study. We will re-evaluate the transaction price in each reporting period when events whose outcomes are resolved or other changes in circumstances occur that would indicate it is appropriate to recognize variable consideration as revenue.

Revenue allocated to the combined performance obligation of the license and associated ARREST study was recognized ratably, based on the input method, from contract inception through conclusion of the ARREST study in June 2018.

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

We expect our research and development expenses to increase in the future from current levels as we continue to advance of our clinical product development into a pivotal stage trial and, potentially, the in-licensing of additional product candidates.

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

Financial Income, Net

Our financial income consists mainly of interest income from marketable debt securities and short-term deposits, as well as gains from realization of marketable debt securities and foreign currency gains. Our financial expense consists of fees associated with banking activities and losses from realization of marketable debt securities.

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

Jumpstart Our Business Startups Act of 2012

We are an emerging growth company within the meaning of the rules under the Securities Act and we will utilize certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. We could remain an “emerging growth company” for up to five years from the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act (i.e. December 31, 2019), or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion (as such amount is indexed for inflation every five years by the SEC to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest $1.0 million) or more, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three year period.

The JOBS Act also permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with certain new or revised accounting standards if such standards apply to companies that are not issuers. We chose to “opt out” of this provision and, as a result, we comply with new or revised accounting standards when they are required to be adopted by issuers. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

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

In June 2018, we have elected to early adopt ASU 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,” which simplifies the accounting for nonemployee share-based payment transactions by aligning the measurement and classification guidance, with certain exceptions, to that for share-based payment awards to employees. The amendments expand the scope of the accounting standard for share-based payment awards to include share-based payment awards granted to non-employees in exchange for goods or services used or consumed in an entity’s own operations and supersedes the guidance related to equity-based payments to non-employees.

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

The table below provides our results of operations (which reflect the results of operations of the Company, post reorganization, as well as the financial data of the GHI, our predecessor, prior to the Reorganization for the year ended December 31, 2018 as compared to the years ended December 31, 2017 and 2016.

	Year Ended December 31,
	2016	2017	2018
	(thousands)
Revenue	$467	$1,085	$2,038
Research and development expenses	14,271	9,650	8,313
General and administrative expenses	3,078	3,799	4,400
Operating loss	16,882	12,364	10,715
Financial income, net	(35)	(65)	(934)
Loss before income taxes	16,847	12,299	9,781
Income taxes	106	-	75
Net loss	$16,953	$12,299	$9,856
Comprehensive loss	$16,832	$12,221	$9,860
Basic and diluted net loss per share from continuing operations	$1.49	$0.98	$0.54

Revenue

Licensing revenue amounted to $2.0 million during the year ended December 31, 2018, compared to $1.1 million of revenue for the year ended December 31, 2017. The above-mentioned revenue resulted from the amortization of the upfront payment and a $1.5 million milestone payment received under the Samil Agreement.

Licensing revenue amounted to $1.1 million during the year ended December 31, 2017, compared to $0.5 million of revenue for the year ended December 31, 2016. The above-mentioned revenue resulted from the amortization of the upfront payments under the Samil Agreement.

Research and Development Expenses

Our research and development expenses amounted to approximately $8.3 million during the year ended December 31, 2018, representing a decrease of approximately $1.4 million, or approximately 14%, compared to approximately $9.7 million for the year ended December 31, 2017. The decrease primarily resulted from a decrease in research and development subcontractor expenses in connection with the completion of the ARREST Study of approximately $2.5 million; partially offset by an increase of approximately $0.5 million in salaries and benefits paid to new employees hired since the comparable prior year period. We expect that research and development expenses will significantly increase through 2019 and beyond.

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

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $4.4 million for the year ended December 31, 2018, representing an increase of approximately $0.6 million, or 16%, compared to approximately $3.8 million for the year ended December 31, 2017. The increase primarily resulted from an increase in non-cash stock based compensation expenses of approximately $0.4 million as well as an increase in professional services expenses of approximately $0.3 million. We expect that general and administrative expenses will increase through 2019 and beyond.

Our general and administrative expenses amounted to approximately $3.8 million for the year ended December 31, 2017, representing an increase of approximately $0.7 million, or 23%, compared to approximately $3.1 million for the year ended December 31, 2016. The increase primarily resulted from an increase in salaries and benefits expenses of approximately $0.6 million as well as an increase in investor relations and business development expenses of approximately $0.2 million.

Operating Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to generate substantial operating revenues, our operating loss for the year ended December 31, 2018 was approximately $10.7 million, representing a decrease in our operating loss of approximately $1.7 million, or approximately 14%, compared to approximately $12.4 million for the year ended December 31, 2017.

Our operating loss for the year ended December 31, 2017 was approximately $12.4 million, representing a decrease in our operating loss of approximately $4.5 million, or approximately 27%, compared to approximately $16.9 million for the year ended December 31, 2016.

Financial Income, Net

Our financial income, net, for the year ended December 31, 2018 was approximately $0.9 million, representing an increase of approximately $0.8 million, or approximately 800%, compared to approximately $0.1 million for the year ended December 31, 2017. The increase primarily resulted from an increase in interest income from marketable debt securities and short-term deposits resulting from our implementation of a cash management strategy during the year in an effort to generate revenues with excess liquidity.

Our financial income, net, for the year ended December 31, 2017 was approximately $0.06 million, representing an increase of approximately $0.03 million, or approximately 86%, compared to approximately $0.035 million for the year ended December 31, 2016.

Net Loss

Our net loss for the year ended December 31, 2018 was approximately $9.9 million, representing a decrease of approximately $2.4 million, or approximately 20%, compared to approximately $12.3 million for the year ended December 31, 2017. The decrease primarily resulted from the above-mentioned decrease in research and development expenses and as well the increase in revenues due to the milestone payment received from Samil.

Our net loss for the year ended December 31, 2017 was approximately $12.3 million, representing a decrease of approximately $4.7 million, or approximately 27%, compared to approximately $17.0 million for the year ended December 31, 2016. The decrease primarily resulted from the above-mentioned decrease in research and development expenses.

B.	Liquidity and Capital Resources

Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. During the year ended December 31, 2018, we raised $70.3 million in net proceeds in an underwritten public offering that was completed in June 2018, $5.9 million in net proceeds in a registered direct offering during April 2018 and $2.9 from our existing ATM Offering. Under our existing ATM Offering, as of December 31, 2018, we may sell, from time to time, up to approximately $32.0 million of additional ordinary shares.

We have incurred substantial losses since our inception. As of December 31, 2018, we had an accumulated deficit of approximately $86.5 million and working capital (current assets less current liabilities) of approximately $87.7 million. Due to our expectation that we will continue to not generate substantial revenues for the foreseeable future, we expect that losses will continue for the foreseeable future.

As of December 31, 2018, we had cash and cash equivalents of approximately $24.2 million, short-term deposits of approximately $6.0 million and marketable debt securities of approximately $60.0 million invested in accordance with our investment policy, totaling approximately $90.2 in highly-liquid assets, as compared to cash and cash equivalents of approximately $13.0 million and marketable debt securities of approximately $6.0 million invested in accordance with our investment policy, totaling approximately $19.0 in highly-liquid assets as of December 31, 2017. The increase is mainly attributable to the approximately $70.3 million in net proceeds raised in an underwritten public offering that was completed in June 2018, together with $5.9 million in net proceeds raised in a registered direct offering during April 2018.

As of December 31, 2017, we had cash and cash equivalents of approximately $13.0 million and marketable debt securities of approximately $6.0 million invested in accordance with our investment policy, totaling approximately $19.0 in highly-liquid assets, as compared to approximately $3.1 million and approximately $12.4 million as of December 31, 2016 totaling approximately $15.5 million in highly-liquid assets, respectively. The increase is primarily attributable to the net proceeds from our registered direct offering and concurrent private placement (approximately $2.7 million) and our existing and former ATM Offerings (approximately $12.4 million); partially offset by our net loss of approximately $12.3 million.

Cash Flow from Operating Activities

We had negative cash flow from operating activities of approximately $9.0 million for the year ended December 31, 2018 as compared to a negative cash flow from operating activities of approximately $12.1 million for the year ended December 31, 2017. The negative cash flow from operating activities for the year ended December 31, 2018 was mainly attributable to our net loss of approximately $9.9 million.

We had negative cash flow from operating activities of approximately $12.1 million for the year ended December 31, 2017 as compared to a negative cash flow from operating activities of approximately $12.1 million for the year ended December 31, 2016. The negative cash flow from operating activities for the year ended December 31, 2017 was mainly attributable to our net loss of approximately $12.3 million.

Cash Flow from Investing Activities

We had negative cash flow from investing activities of approximately $60.0 million for the year ended December 31, 2018 as compared to a positive cash flow from investing activities of approximately $6.4 million for the year ended December 31, 2017. The negative cash flow from investing activities for the year ended December 31, 2018 was mainly due to investment in marketable debt securities in the amount of approximately $92.3 million, offset by maturity of marketable debt securities in the amount of approximately $38.4 million.

We had positive cash flow from investing activities of approximately $6.4 million for the year ended December 31, 2017 as compared to a positive cash flow from investing activities of approximately $6.3 million for the year ended December 31, 2016. The positive cash flow from investing activities for the year ended December 31, 2017 was mainly due to maturity of marketable debt securities in the amount of approximately $10.3 million, offset by investment in marketable debt securities in the amount of approximately $3.9 million.

Cash Flow from Financing Activities

We had positive cash flow from financing activities of approximately $80.2 million for the year ended December 31, 2018 as compared to a positive cash flow from financing activities of $15.5 million for the year ended December 31, 2017. The positive cash flow from financing activity for the year ended December 31, 2018 was mainly due to the approximately $70.3 million in net proceeds raised in an underwritten public offering that was completed in June 2018, together with $5.9 million in net proceeds raised in a registered direct offering during April 2018 and $2.9 million in net proceeds raised under our ATM offering.

We had positive cash flow from financing activities of approximately $15.5 million for the year ended December 31, 2017 as compared to a positive cash flow from financing activities of $4.7 million for the year ended December 31, 2016. The positive cash flow from financing activity for the year ended December 31, 2017 was mainly due to the net proceeds from our registered direct offering and concurrent private placement (approximately $2.7 million and our existing and former ATM Offerings (approximately $12.4 million).

Current Outlook

Developing drugs, conducting clinical and pre-clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Based on our current operating plan, we believe that our existing cash resources will be sufficient to fund our projected cash requirements for more than 12 months from the date of issuance of this annual report.

Our future capital requirements will depend on many other factors, including:

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

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial conditions. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Operating and Financial Review and Prospects.”

E.	Off-Balance Sheet Arrangements

The Company currently does not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2018.

	Total	Less than 1 year	1 – 3 years
	(in thousands)
Facility leases (1)	$676	$150	$526
Total	$676	$150	$526

(1)	For a more detailed description of the facility leases, see “Description of Property and Facilities” above.

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

Other than as described above, we did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2018.

ITEM 6. Directors, Senior Management and Employees.

A.	Directors and Senior Management.

Set forth below is information concerning the directors, senior management and executive officers of the Company as of February 28, 2019, the latest practicable date for inclusion in this annual report. The business address for each of our directors, senior management and corporate officers is c/o Galmed Pharmaceuticals Ltd., 16 Tiomkin St., Tel Aviv 6578317, Israel.

Name	Age	Position

Allen Baharaff	54	President and Chief Executive Officer, Class II Director

Dr. Tali Gorfine	49	Chief Medical Officer

Dr. Liat Hayardeny	52	Chief Scientist Officer

Yohai Stenzler	36	Chief Financial Officer

Guy Nehemya	34	Chief Operating Officer

David Sidransky, M.D. (1)(2)(3)(4)(5)(6)	57	Lead Independent Director and External Director, Chairman of the R&D Committee

William Marth(1)(2)(6)	64	Class III Director, Chairman of our Nomination Committee

Shmuel Nir(2)(3)(4)	56	Class I Director

Tali Yaron-Eldar(2)(3)(4)(5)(6)	54	External Director; Chairman of our Audit Committee, Chairman of our Remuneration Committee

Prof. Ran Oren, M.D.	66	Class II director

Carol L. Brosgart, M.D.(2)	67	Class I Director

Marshall Heinberg	61	Class II Director

(1)	A member of our research & development committee.

(2)	Independent director under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board.

(3)	A member of our audit committee.

(4)	A member of our remuneration committee.

(5)	An external director under the Companies Law, approved by our shareholders.

(6)	A member of our nomination committee.

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

Dr. Tali Gorfine, our Chief Medical Officer since March 15, 2017, joined the Company in May 2016 as the Company's Senior Medical Director. In her role as Senior Medical Director, Dr. Gorfine provided the Company with expertise regarding the Company's clinical development plan and was the point of contact for all medical related issues. Prior to joining the Company, Dr. Gorfine served as “Senior Clinical Program Leader” at Teva Pharmaceuticals global R&D division, where she led the product strategy and clinical development of Phase 2b and 3 assets. Dr. Gorfine holds a MD, PhD from Tel-Aviv University with a specialization in functional magnetic resonance imaging (fMRI).

Dr. Liat Hayardeny, our Chief Scientific Officer joined the Company in September 2016 bringing more than 16 years of experience in drug development at all stages as part of Teva Pharmaceuticals’ global Research and Development Division. Prior to joining Galmed, Dr. Hayardeny served as Teva’s Senior Director and Head of Research Scientific Affairs. In that capacity, Dr. Hayardeny established the scientific positioning of Teva’s innovative compounds. Additionally, Dr. Hayardeny was responsible for Teva’s relationship with institutions of higher education; managing Teva’s global research collaborations and publications. Dr. Hayardeny holds a Ph.D. from Sackler School of Medicine and an MBA from Recanati Business School at Tel Aviv University.

Yohai Stenzler, our Chief Financial Officer, has served in such capacity since February 1, 2017. Mr. Stenzler joined the Company in June 2014 as the Company's corporate controller, and later on served as the Company's Director of Finance. Mr. Stenzler has six years of financial management experience as an accountant at the real estate department at Ernst & Young LLP, where he was involved in financing, taxes, auditing, advising and accounting of public and private companies, both domestic and international. Mr. Stenzler is a certified CPA and holds a MBA in Finance from Recanati Business School at Tel Aviv University, and a BA in Economics and Accounting from Ben-Gurion University of the Negev.

Guy Nehemya, our Chief Operating Officer, has served in such capacity since March 2017. Mr. Nehemya joined the Company in October 2013 as the Company's Director of Operations, after completing his internship at Agmon, Rosenberg, HaCohen & Co. Law Offices. Mr. Nehemya was a key member of management during the Company’s initial public offering and execution thereof. Mr. Nehemya holds a LL.B. from the College of Management and is currently completing his MBA degree at the IDC Herzliya. Mr. Nehemya has been a member of the Israeli Bar Association since 2012.

David Sidransky, M.D., an external director and the chairman of our Nomination Committee, joined our Board in June 2014. Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He serves as the Director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins University. He is a Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at John Hopkins University and Hospital. Dr. Sidransky has written over 500 peer-reviewed publications and has contributed to more than 60 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award and 2017 Team Award presented by the American Association of Cancer Research. Dr. Sidransky has served as Vice Chairman of the Board of Directors of ImClone. He is Chairman of the Board of Advaxis Inc., and Tamir Biotechnology and is a lead director at Champions Oncology and on the board of directors of Orgenesis. He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In addition, Dr. Sidransky served as Director of American Association for Cancer Research from 2005 to 2008. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.

William Marth, a director of the Company since March 2014. Since April 2018, Mr. Marth has served as the President and Chief Executive Officer of North America and Europe for Heritage Pharma Holdings Inc., a wholly owned subsidiary of Emcure Pharmaceuticals Ltd. Mr. Marth previously served as President and Chief Executive Officer of Albany Molecular Research Inc. since January 2014 until January 2018. Previously, Mr. Marth served as a Director of Albany Molecular Research Inc. and as chairman of its board of directors from June to December 2013. Prior to this, he served as President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. in the Americas from June 2010 to November 2012 and Chief Executive Officer of Teva North America from January 2008 to June 2010  and CEO  of Teva USA from January 2005 to January 2008. In addition, Mr. Marth worked with several large equity firms providing guidance on their healthcare investments. He was a member of Teva’s global executive management team from 2007 to 2012. From July 1999 to January 2002, he was the Executive Vice President and Vice President of Sales and Marketing for Teva USA. Prior to joining Teva USA, he held various positions with the Apothecon division of Bristol-Myers Squibb. Mr. Marth is a pharmacist and is currently a director at the University of Illinois at Chicago College of Pharmacy (UIC). Previously, Mr. Marth served as the Chairman of the Board of Directors of Sorrento Therapeutics from 2014 to July 2017, the Chairman of the Board of the Generic Pharmaceutical Association (GPhA) in 2008 and 2009 and the American Society for Health-System Pharmacists (ASHP) in 2010, and various boards and committees, including the University of the Sciences in Philadelphia and the Board of Ambassadors for John Hopkins’ Project RESTORE. Mr. Marth earned his B.Sc. in Pharmacy from the University of Illinois in 1977 and his M.B.A. in 1989 from the Keller Graduate School of Management, DeVry University.

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

Prof. Ran Oren, M.D. joined our Board in March 2017 and has served as a member of our scientific advisory board since 2014, and as the Company's Chief Medical Officer from August 1, 2016 to March 14, 2017. Prof. Oren is a Professor of Gastroenterology & Hepatology at the Faculty of Medicine, Hebrew University of Jerusalem, Israel, and is the Head of the Institute of Gastroenterology and Liver Disease at Hadassah Medical Center, Jerusalem, Israel. In addition, Prof. Oren serves as a member of the Scientific Advisory Board of Redhill Biopharma Ltd., a member of the board of directors of the Boxenbaum – Netta Foundation Ltd. (CC), provides consultancy services to MEDecide Ltd., advises Maccabi Healthcare in the field of liver and serves at the editorial board of the official journal of the American Association for the study of liver diseases Hepatology. Prof. Oren published over the years in the fields of liver fibrosis, thyroid hormone, effect on liver diseases and hepatocyte transplantation. In recent years his main research interests are in the field of non-alcoholic fatty liver disease (NAFLD) – epidemiology, risk factors, diagnosis and treatment. Prof. Oren has received numerous academic and professional awards in his field and holds several patents related to the prevention and arresting of human liver disease. In 2000, Prof. Oren established the Liver Unit at the Tel Aviv Sourasky Medical Center, where he served as Chief of Medicine from 2008 to 2010. Prof. Oren concurrently served as the President of the Israeli Association for the Study of the Liver between 2007 and 2010.

Carol L. Brosgart, M.D. joined our Board on June 7, 2017. Dr. Brosgart served as a member of Tobira Therapeutics’s Board of Directors from 2009 until it was acquired by Allergan in 2016 and on the Board of Juvaris, a vaccine company. Since January 2018, she serves on the Board of Directors of Abivax, a biotechnology company, headquartered in Paris, working on HIV Cure and inflammatory diseases. Dr. Brosgart serves as a consultant to Allergan and a number of biotechnology companies in the areas of liver diseases and infectious diseases. Dr. Brosgart currently serves on the Steering Committee of the National Viral Hepatitis Roundtable, the Executive Committee of the Forum for Collaborative Research, the Steering Committee of the HBV Cure Group at the Forum, and is on the Board of Directors of the Hepatitis B Foundation and the Northern California American Liver Foundation. She is active in the public policy arena for AASLD and IDSA/HIVMA. Dr. Brosgart served as Senior Advisor on Science and Policy to the Division of Viral Hepatitis at the CDC and to the Viral Hepatitis Action Coalition at the CDC Foundation from 2011 to 2013. Dr. Brosgart has also served as a member of the clinical faculty of the School of Medicine at the University of California, San Francisco for the past four decades, where she is a Clinical Professor of Medicine, Biostatistics and Epidemiology in the Division of Global Health and Infectious Diseases. In 2011, Dr. Brosgart served as Chief Medical Officer at biotechnology company Alios BioPharma, Inc. Prior to Alios, Dr. Brosgart served as Senior Vice President and Chief Medical Officer of Children’s Hospital & Research Center in Oakland, California, from 2009 until February 2011. Previously, she served for eleven years, from 1998 until 2009, at the biopharmaceutical company Gilead Sciences, Inc., where she held a number of senior management roles, most recently as Vice President, Public Health and Policy and earlier as Vice President, Clinical Research and Vice President, Medical Affairs. Prior to Gilead, Dr. Brosgart was the Medical Director of the East Bay AIDS Center in Berkeley, California (1987-1998) and the Medical Director of the Central Health Center for the Alameda County Public Health Department (1978-1987). Dr. Brosgart received a B.S. in Community Medicine from the University of California, Berkeley and received an M.D. from the University of California, San Francisco. Her residency training was in pediatrics, public health and preventive medicine at UCSF and UC Berkeley School of Public Health. She has published extensively in the areas of HIV, HBV, CMV, and liver disease.

Marshall Heinberg joined our Board on October 14, 2018. Mr. Heinberg has extensive experience relevant to us and insight into the global capital markets and has worked with several life science and technology companies. Mr. Heinberg serves as a Senior Advisor to Burford Capital and is the founder and Managing Director of MAH Associates, LLC, which provides strategic advisory and consulting services to various companies, including the Company since 2013. Since April 2017, Mr. Heinberg has served on the board of directors of Ecology and Environment (NasdaqGM: EEI) and is currently Executive Chairman of the Board of Directors. Since January 2010, Mr. Heinberg has served on the board of directors of Universal Biosensors (UBI.AX). Mr. Heinberg began his investment banking career in 1987 in the Corporate Finance Division of Oppenheimer & Co, Inc., which was acquired by Canadian Imperial Bank of Commerce (CIBC) in 1997. Mr. Heinberg served as Head of the Investment Banking Department and as a Senior Managing Director of Oppenheimer & Co. Inc. from 2008 until 2012, and as the U.S. Head of Investment Banking at CIBC World Markets from 2001 until 2008. Mr. Heinberg has also served as a director of National Financial Partners Corp., a business that provided advisory and brokerage services to corporate and high net worth individual clients in the United States and Canada until the company was acquired by Madison Dearborn in July 2013. Mr. Heinberg was also a non-executive director of Image Entertainment, Inc., a leading independent licensee and distributor of entertainment programming in North America, until the Company was acquired in October 2012. Prior to joining Oppenheimer, Mr. Heinberg practiced corporate law for approximately four years. Mr. Heinberg has a B.S. in economics from the Wharton School at the University of Pennsylvania and a J.D. from Fordham Law School.

There are no family relationships between any director or executive officer. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or executive officer was selected as a director or member of senior management, as the case may be.

Scientific Advisory Board

We seek advice from our Scientific Advisory Board generally on scientific and medical matters. Our Scientific Advisory Board includes: Professor Vlad Ratziu, from the University Pierre et Marie Curie in Paris, France and coordinator of the EU FP7 FLIP consortium; Professor Scott Friedman from the Icahn School of Medicine at Mount Sinai in New York, United States; Professor Arun Sanyal, from the Virginia Commonwealth University in Richmond, Virginia; Professor Rohit Loomba, from the University of California San Diego School of Medicine in San Diego, California; Professor Jose Mato, from CIC bioGUNE and CIC biomaGUNE, Spain; and Professor Stephen Harrison, Medical Director of Pinnacle Clinical Research.

B.	Compensation.

Certain Approvals Required for Office Holders’ Compensation of the Companies Law

Pursuant to the Companies Law, the Company is required to adopt a compensation policy regarding the terms of office and employment of its Office Holders (as such terms are defined below), which includes exemption and release of the Office Holders from liability for breach of his or her duty of care to the Company, an undertaking to indemnify the Office Holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid, or the Terms of Office and Employment. The Company’s current compensation policy with respect to the Terms of Office and Employment of the Company’s Office Holders, or the Compensation Policy, was approved by the Board in April 2017 after considering the recommendations of the remuneration committee and was adopted by the Company’s shareholders in June 2017.

The term ‘Office Holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of February 28, 2019, the latest practicable date for inclusion in this annual report, in addition to the eight members of the Board (including the Company's President and Chief Executive Officer), the Company considers four other individuals, including the Chief Medical Officer, Chief Scientist Officer, Chief Financial Officer, and Chief Operating Officer to be Office Holders.

Pursuant to the Companies Law, arrangements between the Company and its Office Holders must generally be approved by the remuneration committee and the Board and be consistent with the Compensation Policy. However, under certain circumstances, the Company may approve an arrangement that is not consistent with the Compensation Policy, if such arrangement is approved by a majority of the Company’s shareholders, provided that (i) such majority includes a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the arrangement constitute two percent or less of the voting power of the company, or the Special Majority.

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

Aggregate Executive Compensation

The aggregate compensation, including share-based compensation, paid by us to all of our Office Holders as a group, with respect to the year ended December 31, 2018, was approximately $ִ3.7 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement, vacation or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to Office Holders, and other benefits commonly reimbursed or paid by companies in our industry. In addition to the eight members of the Board (including the Company's President and Chief Executive), the Company considers six other individuals, namely the former Chairman of the Board, Chief Medical Officer, Chief Scientist Officer, Chief Financial Officer, Chief Operating Officer and the former VP, Legal and Strategy, to have been Office Holders in 2018.

As of December 31, 2018, options to purchase 1,920,046 of our ordinary shares granted to our Office Holders as a group were outstanding, of which options to purchase 1,039,994 of our ordinary shares were vested, with a weighted average exercise price of $3.28 per ordinary share.

As of December 31, 2018, 16.994 restricted stock units (RSUs) granted to our Office Holders as a group were outstanding. For outstanding equity-based awards granted to our Office Holders, see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

Individual Compensation of Covered Executives

The following table sets forth the compensation granted to the five most highly compensated Office Holders during or with respect to the year ended December 31, 2018. All amounts reported in the table reflect the cost to the Company, as recognized in its financial statements for the year ended December 31, 2018. The five individuals for whom disclosure is provided are referred to herein as “Covered Executives.”

Information Regarding the Covered Executives	Compensation for Services(1)
Name and Principal Position(1)	Base Salary/consulting fee($)	Benefits and Perquisites ($)(2)	Cash Bonus ($)(3)		Equity-Based Compensation ($)(4)	Other ($)(5)	Total ($)
Allen Baharaff (President and Chief Executive Officer and Director)	383,653	107,116	490,928	(6)	512,758	40,000	1,534,455
Dr. Tali Gorfine (Chief Medical Officer)	140,117	35,872	46,958		97,742	-	320,688
Dr. Liat Hayardeny (Chief Scientific Officer)	136,781	36,065	46,958		96,418	-	316,222
Yohai Stenzler (Chief Financial Officer)	84,070	31,537	28,175		133,583		277,365
Guy Nehemya (Chief Operating Officer)	84,070	28,558	28,175		121,367		262,170

(1)	The above-mentioned executives are all full-time employee of the Company. Mr. Baharaff also serves as a member of our Board. Cash compensation amounts denominated in currencies other than the Dollar were converted into Dollars at an exchange rate of NIS 3.60 = $1.00, which reflects the average conversion rate for fiscal year ended December 31, 2018.

(2)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, relocation, payments for social security and other benefits and perquisites consistent with the Company’s policies.

(3)	Amounts reported in this column refer to the cash bonuses provided by the Company with respect to 2018, which have been provided for in the Company’s financial statements for the year ended December 31, 2018 (including if such bonuses were paid in 2019). They exclude bonuses paid in 2018 which were provided for in the Company’s financial statements for previous years. Cash bonuses are paid in accordance with the Company’s 2018 Annual Cash Bonus Plan and are intended to promote the Company’s work plan and business strategy by rewarding officers for achievement of the Company’s business and financial goals through teamwork and collaboration. Key performance indicators which are factored into cash bonus determinations are individual specific and may include: (i) major progress in research and development stages, (ii) the execution of in/out-license transactions, (iii) the execution of strategic collaboration agreements, (iv) obtaining marketing approval of a new product, and (v) raising funds throughout public offering or a private placement.

(4)	Amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2018 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in Note 9 to the Financial Statements. For outstanding equity-based awards granted to Covered Executives see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

(5)	Amounts reported in this column include payments made with respect to the year 2018 and recorded in the financial statements for the year ended December 31, 2018 relating to directors’ fees.

(6)	This cash bonus consists of: (i) an annual bonus; and (ii) a special cash bonus for meeting certain goals.

Compensation of Directors

As approved by our shareholders at our 2017 annual meeting of shareholders, in connection with their services as directors of the Company, each of our directors from time to time, including external directors, is entitled to an annual payment of $40,000, plus value-added tax, or VAT, if applicable, and with respect to an expert external director, $50,000 plus VAT, payable quarterly at the end of each quarter. Our Board has determined that each of Mr. Nir, Ms. Yaron-Eldar and Dr. Sidransky are entitled to receive compensation as an ‘expert external director’. The compensation of external directors is also subject to the provisions of the Israeli regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors, or the Compensation Regulations, which provide that such compensation will not be less than the Minimum Amount (as such term is defined in the Compensation Regulations). See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors” and “Item 7. Major Shareholders and Related Party Transactions—C. Related Party Transactions” below.

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

Mr. Baharaff will also be entitled to the following equity based compensation: (i) in the event that our options are cashed-out upon a Change of Control Event, all unvested options granted to Mr. Baharaff will vest immediately prior to the consummation of the Change of Control Event; (ii) if upon a Change of Control Event (a) Mr. Baharaff’s employment as chief executive officer of the Company or the surviving entity is terminated within twelve months as of the Change of Control Event, and (b) unvested options are replaced for new options of the surviving entity as part of the Change of Control Event with a vesting schedule and terms identical to the replaced options, or the Replacement Options, then (x) all unvested Replacement Options granted to Mr. Baharaff will vest immediately prior to the termination of Mr. Baharaff’s employment, and (y) Mr. Baharaff’s Replacement Options will be exercisable until the earlier of (a) two years from termination, and (b) expiration of the Replacement Options.

Mr. Baharaff will also receive other benefits required under Israeli law or that are customary for senior executives in Israel such as confidentiality, reimbursement of expenses, payment for absence days, sick leave, pension and/or a manager's insurance policy and study fund.

Mr. Baharaff’s employment agreement is terminable by either party upon six months prior written notice, or Prior Notice Period, and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. Upon termination, provided such termination was not for cause, Mr. Baharaff shall be entitled, in addition to the Prior Notice Period, to a payment in an amount of up to twelve times his monthly base salary, to be paid in twelve equal monthly installments, in exchange for Mr. Baharaff’s undertaking not to compete with the Company for a period of twelve months, or Non-Compete Grant. Other than in case of resignation by Mr. Baharaff, excluding resignation for a Good Reason Event (as defined below), or termination for cause: (i) all Mr. Baharaff’s unvested options will vest upon termination; and (ii) unexercised options granted to Mr. Baharaff may be exercised until the earlier of (a) two years from his termination, and (b) expiration of his options. A “Good Reason Event” means: any of the following events, provided that the event is effected by the Company without the written consent of Mr. Baharaff: (i) a material reduction or adverse change in Mr. Baharaff’s authority, duties or responsibilities; (ii) a reduction in Mr. Baharaff’s monthly base salary, other than a reduction of no more than 10% of his then current monthly base salary as part of an across the board reduction in all salaries for employees of the Company; (iii) a material breach by the Company of Mr. Baharaff‘s employment agreement or any other agreements pertaining directly to Mr. Baharaff’s compensation or employment or (iv) death, disability or severe illness. Upon termination for cause by the Company, Mr. Baharaff shall not be entitled to any Prior Notice Period, Non-Compete Grant or any other payment, and any unvested outstanding equity awards shall terminate immediately upon the date of such termination for cause.

On December 13, 2018, our Board resolved to increase Mr. Baharaff’s gross monthly salary to 144,375 NIS per month, commencing January 1, 2019 with such increased salary to be in effect for a period of two years. Implementation of the increase is subject to shareholder approval and is still pending.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Allen Baharaff, Marshall Heinberg and Prof. Ran Oren serve as our Class II Directors until the close of the annual general meeting to be held in 2019; William Marth serves as our Class III Director until the close of the annual general meeting to be held in 2020; and Shmuel Nir and Dr. Carol Brosgart serve as our Class I Directors until the close of the annual general meeting to be held in 2021. In addition, our shareholders meeting held on June 7, 2017, resolved to re-elect Ms. Tali Yaron-Eldar and Dr. David Sidransky as the Company’s external directors for a term of three years, commencing as of June 12, 2017.

In the annual general meeting to be convened in 2019, our Board plans to nominate Mr. Baharaff and Mr. Heinberg for re-election to serve as Class II Directors until the close of the annual general meeting to be held in 2022 and nominate Prof. Oren for re-election to serve as a Class III Director until the close of the annual general meeting to be held in 2020.

In accordance with the Articles, any vacancies on the Board of, including unfilled positions, may be filled by a vote of a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

Any amendment of our Articles regarding the election of directors, as described above, require the affirmative vote of at least 75% of the voting rights in the Company, represented personally or by proxy and voting thereon at a general meeting. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors” for a description of the procedure for the election of external directors.

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

Our audit committee oversees the accounting and financial reporting processes of the Company. It also provides assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out its duties, our audit committee meets with management at least once a quarter, at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding calendar quarter and conveys its conclusions in this regard to the Board. Our audit committee also monitors generally the services provided by the Company’s independent auditors to ensure their independence and reviews all audit and non-audit services provided by them.

Our Board has resolved to delegate to the audit committee the power to pre-approve non-auditing services rendered by the Company’s independent auditors without the need for further approval by our Board. As such, on March 10, 2019, our audit committee approved the adoption of a pre-approval policy, such that the Chairman of the audit committee is authorized to pre-approve any engagement of our independent auditors during a period of twelve months from the date of such approval, for the provision of non-auditing services, for fees not to exceed $20,000, and any such engagement which exceeds $20,000 shall require a pre-approval by the entire audit committee. Once services have been pre-approved, our management must then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the pre-approval policy, and regarding the fees for the services performed. Such fees for 2017 were pre-approved by the audit committee in accordance with the pre-approval policy.

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

R&D Committee

Our R&D Committee, which was established by the Board on May 2014, advises and assists the Board in its oversight of our research and development programs, including the rationale and timeline of clinical trials and other studies, as well as market surveys in connection therewith. The R&D Committee operates in accordance with the purposes and objectives determined by the Board from time to time. Dr. Sidransky, Dr. Oren and Dr. Brosgart are the current members of our R&D Committee, with Dr. Sidransky serving as chairperson.

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

On March 12, 2019, our Board re-appointed Alon Amit, CPA, from Raveh Ravid & Co. CPA, Tel Aviv, Israel, as the Company’s internal auditor, effective as of January 1, 2019, for a period of two years.

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

Under the Companies Law, and the Securities Law, 5738—1968, or the Securities Law, a company may indemnify, or undertake in advance to indemnify, an Office Holder for the following liabilities and expenses, imposed on Office Holder or incurred by Office Holder due to acts performed by him or her as an Office Holder, provided its articles of association include a provision authorizing such indemnification:

•	a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an Office Holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such Office Holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or as a monetary sanction;

•	a monetary liability imposed on him or her in favor of an injured party at an Administrative Procedure (as defined below) pursuant to Section 52(54)(a)(1)(a) of the Securities Law;

•	expenses incurred by an office holder or certain compensation payments made to an injured party that were instituted against an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third-party, or in connection with criminal proceedings in which the Office Holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

•	An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law and the Securities Law, a company may insure an Office Holder against the following liabilities incurred for acts performed by him or her as an Office Holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the Office Holder acted in good faith and had a reasonable basis to believe that such act would not prejudice the company;

•	a breach of the duty of care to the company or to a third-party;

•	a monetary liability imposed on the Office Holder in favor of a third-party;

•	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

•	expenses incurred by an office holder in connection with an Administrative Procedure instituted against him or her, including reasonable litigation expenses and reasonable attorneys’ fees.

Nevertheless, under the Companies Law, a company may not indemnify, exculpate or insure an Office Holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company in the event Office Holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the Office Holder;

•	an act or omission committed with intent to derive unlawful personal benefit; or

•	a fine, monetary sanction, penalty or forfeit levied against the Office Holder.

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

As of December 31, 2018, we had twenty-one employees, of which seventeen were full-time employees and four were part-time employees. Fifteen of the Company’s employees were involved in our clinical and product development operations and six served in general and administrative capacities.

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

The following table sets forth information regarding beneficial ownership of our ordinary shares as of February 28, 2019, the latest practicable date for inclusion in this annual report, held by our directors and executive officers, individually and as a group and beneficial owners of more than 5% of our outstanding shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days after February 28, 2019 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or other conversion rights, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 21,113,066 ordinary shares outstanding on February 28, 2019.

	As of February 28, 2019
	Number of ordinary shares beneficially owned(1)	Percentage of ordinary shares beneficially owned
More than 5% Holders
BVF Inc.(2)	1,878,508	8.9%
683 Capital Management, LLC(3)	1,350,000	6.4%
Directors and Executive Officers
Allen Baharaff(4)	4,075,467	18.7%
Shmuel Nir(5)	87,990	*
William Marth(6)	69,939	*
Tali Yaron-Eldar(7)	37,969	*
Dr. David Sidransky(8)	37,969	*
Prof. Ran Oren(9)	102,277	*
Dr. Carol L. Brosgart(10)	20,000	*
Marshall Heinberg(11)	28,029	*
Dr. Tali Gorfine(12)	27,500	*
Dr. Liat Hayardeny(13)	25,000	*
Yohai Stenzler(14)	36,352	*
Guy Nehemya(15)	33,852	*
All directors and executive officers as a group (12 persons)	4,582, 342	21.1%

*	Less than 1%.

(1)	All options or warrants included are either currently exercisable or will be exercisable within 60 days of February 28, 2019.

(2)

Based upon information contained in a Statement on Schedule 13G filed by the shareholder on February 14, 2019. Shares beneficially owned consist of (i) 923,424 ordinary shares held directly by Biotechnology Value Fund, L.P., or BVF, (ii) 710,895 ordinary shares held directly by Biotechnology Value Fund II, L.P., or BVF2, and (iii) 135,355 ordinary shares held directly by Biotechnology Value Trading Fund OS LP, or Trading Fund OS. BVF Partners OS Ltd. (“Partners OS”), as the general partner of Trading Fund OS, may be deemed to have beneficial ownership of the ordinary shares beneficially owned by Trading Fund OS. BVF Partners L.P., or Partners, as the general partner of BVF, and BVF2, as the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own 1,878,508 ordinary shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and certain Partners managed accounts, or the Partners Managed Accounts, including 108,384 ordinary shares held in the Partners Managed Accounts. BVF Inc., as the general partner of Partners, may be deemed to beneficially own 1,878,508 ordinary shares beneficially owned by Partners. Mark N. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 1,878,508 ordinary shares beneficially owned by BVF Inc. The foregoing excludes 1,000,000 warrants exercisable for an aggregate of 1,000,000 ordinary shares beneficially owned by the foregoing persons, which are subject to a 4.99% beneficial ownership limitation. Partners OS disclaims beneficial ownership of the ordinary shares beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the ordinary shares beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts.

(3)	Based upon information contained in a Statement on Schedule 13G/A filed by the shareholder on June 22, 2018. 683 Capital Management, LLC, as the Investment Advisor of 683 Capital Partners, LP, may be deemed to have beneficially ownership of the 1,350,000 ordinary shares beneficially owned by 683 Capital Partners, LP. Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to have beneficially ownership of the 1,350,000 ordinary shares beneficially owned by 683 Capital Management, LLC.

(4)

Consists of (i) 3,420,822 ordinary shares, of which 3,416,822 are held through G. Yarom Medical Research Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Baharaff is the controlling shareholder and the chairman of its board of directors and 4,000 ordinary shares held by Mr. Baharaff, which were purchased in the open market; and (ii) options to purchase 654,645 ordinary shares that are currently exercisable within 60 days as of February 28, 2019. Of the 4,075,467 ordinary shares, Mr. Baharaff exercises sole voting and dispositive power over 658,645 shares beneficially owned and shared voting and dispositive power with G. Yarom Medical Research Ltd. over 3,416,822 shares.

(5)	Consists of (i) 47,532 ordinary shares, of which 41,438 ordinary shares are held through Tushia Consulting Engineers Ltd., of which Shmuel Nir is its controlling shareholder and 6,094 ordinary shares held by Mr. Nir; and (ii) 40,458 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2019.

(6)	Consists of (i) 20,898 ordinary shares held by Mr. Marth; and (ii) 49,041 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2019.

(7)	Consists of (i) 6,094 ordinary shares held by Ms Yaron-Eldar; and (ii) 31,875 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2019.

(8)	Consists of (i) 6,094 ordinary shares held by Dr. Sidransky; and (ii) 31,875 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2019.

(9)	Consists of 102,277 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2019.
(10)	Consists of 20,000 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2019.
(11)	Consists of 28,029 ordinary shares held by Mr. Heinberg.

(12)	Consists of 27,500 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2019.
(13)	Consists of 25,000 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2019.

(14)	Consists of (i) 4,218 ordinary shares held by Mr. Stenzler; (ii) 31,781 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2018; and (iii) 352 ordinary shares issuable upon the vesting of restricted stock units that are currently vested or will vest within 60 days as of February 28, 2019.

(15)	Consists of (i) 4,218 ordinary shares held by Mr. Nehemya; (ii) 29,281 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2018; and (iii) 352 ordinary shares issuable upon the vesting of restricted stock units that are currently vested or will vest within 60 days as of February 28, 2019.

This table is based upon information supplied by officers and directors and is believed to be accurate. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders.

To our knowledge, as of February 28, 2019, we had two holders of record of our ordinary shares with a U.S. address, including Cede & Co., the nominee of The Depository Trust Company. These holders held in the aggregate 16,640,467 ordinary shares, or 78.8% of our outstanding ordinary shares as of February 28, 2019. The number of record holders in the United States is not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

To our knowledge, the only significant changes in the percentage ownership held by our major shareholders during the past approximate three years have been the following: from January 1, 2016 to February 28, 2019, (i) the ownership percentage of Chaim Hurvitz decreased by 2.6% from 7.3% to 4.7%, (ii) the ownership percentage of Allen Baharaff decreased by 9.0% from 27.8% to 18.8%, and (iii) during 2018, BVF, Inc. and 683 Capital Management, LLC became beneficial owners of more than 5% of our outstanding shares.

2013 Incentive Share Option Plan

We maintain one equity-based incentive plan, our 2013 Incentive Share Option Plan, or the 2013 Plan. As of February 28, 2019, the latest practicable date for inclusion in this annual report, a total of 4 shares were reserved for issuance under our 2013 Plan, of which (1) options to purchase 2,349,054 ordinary shares and 13,869 restricted stock units, or RSUs, were issued and outstanding thereunder (i.e., were granted but not canceled, expired or exercised); (2) options to purchase 1,147,988 ordinary shares were exercised and 41,462 ordinary shares were issued upon vesting of RSUs, and (3) 784,047 shares remain unallocated for future equity awards pursuant to our 2013 Plan.

Our 2013 Plan, which was adopted by our Board on September 2, 2013, and approved by our shareholders in December 30, 2013 (as was amended by the Board and our shareholders on March 30, 2015, May 11, 2015, and August 30, 2018), provides for the grant of options to purchase our ordinary shares and the issuance of RSUs to our officers, directors, employees, service providers and consultants. Our 2013 Plan provides for such equity-based compensation under various and different tax regimes, including those detailed below.

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

Section 102 of the Ordinance allows Israeli employees, directors and officers, who are not controlling shareholders to receive favorable tax treatment for compensation in the form of shares or options. However, under this route we are not allowed to deduct any expense with respect to the issuance of the options or shares. Israeli non-employee service providers, consultants and shareholders who hold 10% or more of our total share capital or are otherwise controlling shareholders, may be granted options pursuant to Section 3(i) of the Ordinance, which does not provide for similar tax benefits. In order to comply with the terms of the capital gains route pursuant to Section 102 of the Ordinance, the granted options as well as the ordinary shares issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options (such as share dividends and share splits), must be granted to a trustee for the benefit of the relevant grantee and should be held by the trustee for at least two years after the date of the grant. If such options or shares are sold by the trustee or are transferred to the grantee before the end of the two-year period, then the grantee would be taxed at top marginal rates upon selling the shares.

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

Options and RSUs granted under the 2013 Plan will vest in accordance with the vesting dates as determined by the Board following the recommendation of the remuneration committee or any other similar committee of the Board with respect to each grant. Generally, options that are not exercised within ten years from the grant date expire, unless otherwise determined by the Board and the remuneration committee, as applicable, provided, however, that, pursuant to our Compensation Policy, any equity-based awards to Office Holders must include both a gradual vesting period of at least three years from the date of grant, and an exercise period of no more than ten years from the date of grant.

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

Certain Information Concerning Equity Awards to Office Holders

The following tables set forth information, as of February 28, 2019 concerning all outstanding equity awards to Office Holders as of such date.

Options

Name of Office Holder	Date of grant	Exercise price per share ($)	Shares subject to the option		Shares vested and unexercised	Shares unvested	Schedule date of expiration
Allen Baharaff	December 30, 2013	NIS0.01	90,886		90,886	0	Sep-2-2023
	December 30, 2013	NIS0.01	266,085		266,085	0	Sep-2-2023
	December 30, 2013	NIS0.01	30,174		30,174	0	Sep-2-2023
	February 4, 2016	$5.49	140,000	(1)	140,000	46,667	Feb-04-2026
	February 4, 2016	$5.94	170,000		127,500	42,500	Feb-04-2026
	July 10, 2018	$11.56	220,000		0	220,000	Jul-10-2028

William Marth	March 18, 2014	$3.57	17,166		17,166	0	Sep-02-2023
	May 11, 2015	$5.49	10,000		9,375	625	May-11-2025
	February 4, 2016	$5.94	30,000		22,500	7,500	Feb-04-2026
	July 10, 2018	$11.56	30,000		0	30,000	Jul-10-2028

Shmuel Nir	February 21, 2014	$3.57	8,583		8,583	0	Sep-02-2023
	May 11, 2015	$5.49	10,000		9,375	625	May-11-2025
	February 4, 2016	$5.94	30,000		22,500	7,500	Feb-04-2026
	July 10, 2018	$11.56	30,000		0	30,000	Jul-10-2028

Tali Yaron-Eldar	May 11, 2015	$5.49	10,000		9,375	625	May-11-2025
	February 4, 2016	$5.94	30,000		22,500	7,500	Feb-04-2026
	July 10, 2018	$11.56	30,000		0	30,000	Jul-10-2028

David Sidransky	May 11, 2015	$5.49	10,000	9,375	625	May-11-2025
	February 4, 2016	$5.94	30,000	22,500	7,500	Feb-04-2026
	July 10, 2018	$11.56	30,000	0	30,000	Jul-10-2028

Prof. Ran Oren	December 22, 2013	$3.57	64,125	64,125	0	Sep-02-2023
	January 3, 2016	$7.61	30,000	22,500	7,500	Jan-03-2026
	July 28, 2016	$4.47	20,000	12,500	7,500	July-28-2026
	July 10, 2018	$11.56	30,000	0	30,000	Jul-10-2028

Dr. Tali Gorfine	July 28, 2016	$4.47	25,000	10,000	15,000	July-28-2026
	January 31, 2017	$3.84	35,000	15,000	20,000	Jan-31-2026
	July 10, 2018	$11.56	40,000	0	40,000	Jul-10-2028

Dr. Liat Hayardeny	September 6, 2016	$4.05	32,500	15,000	17,500	Sep-06-2026
	January 31, 2017	$3.84	27,500	7,500	20,000	Jan-31-2026
	July 10, 2018	$11.56	40,000	0	40,000	Jul-10-2028

Yohai Stenzler	December 30, 2014	$5.49	3,500	3,500	0	Dec-30-2024
	January 3, 2016	$7.61	22,500	16,875	16,875	Jan-03-2026
	November 7, 2017	$7.48	20,000	8,333	11,667	Nov-07-2020
	July 10, 2018	$11.56	40,000	0	40,000	Jul-10-2028

Guy Nehemya	December 30, 2014	$5.49	11,000	11,000	0	Dec-30-2024
	January 3, 2016	$7.61	22,500	16,875	16,875	Jan-03-2026
	July 10, 2018	$11.56	40,000	0	40,000	Jul-10-2028

Carol L. Brosgart	April 25, 2017	$4.87	20,000	20,000	0	Apr-25-2027
	July 10, 2018	$11.56	30,000	0	30,000	Jul-10-2028

On November 1, 2018, our remuneration committee and Board approved the grant to Marshall Heinberg of options to purchase 30,000 ordinary shares under our 2013 Plan, subject to shareholder approval which is still pending. The options shall have an exercise price of $8.95 per share, shall vest over a period of four years, with one quarter vesting on the first anniversary of the date of grant and the remainder vesting on an equal quarterly basis and have a term of ten years.

RSUs

Name of Office Holder	Date of grant	Shares subject to the RSUs	Shares vested	Shares unvested
William Marth	Feb-04-2016	7,500	5,625	1,875
Shmuel Nir	Feb-04-2016	7,500	5,625	1,875
Tali Yaron-Eldar	Feb-04-2016	7,500	5,625	1,875
David Sidransky	Feb-04-2016	7,500	5,625	1,875
Yohai Stenzler	Jan-03-2016	5,625	4,218	1,407
Guy Nehemya	Jan-03-2016	5,625	4,218	1,407

ITEM 7. Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5% or more of the Company’s ordinary shares outstanding as of February 28, 2019, the latest practicable date for inclusion in this annual report. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions.

The following is a summary description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party and which were in effect since January 1, 2018.

Financing Agreement with GRD

We have provided financing to GRD from time to time, pursuant to which the Company and GRD have executed several capital notes for an aggregate outstanding principal amount of $121.8 million. The par value of such notes is in NIS, and they bear no interest nor repayment date; provided, however, that no repayment shall be made before the fifth anniversary from the issuance date of each note.

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

Options. Since our inception, we have granted options to purchase our ordinary shares to certain of our Office Holders. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. See also “Item 6. Directors, Senior Management and Employees—E. Share Ownership”. We describe our 2013 Plan under “Item 6. Directors, Senior Management and Employees—B. Compensation—2013 Incentive Share Option Plan.” If the relationship between us and an Office Holder is terminated except for “cause” (as defined in the 2013 Plan and/or the applicable option award agreement), options that are vested will generally remain exercisable for 90 days after such termination; provided, however, that prior to the date of such termination, our remuneration committee may authorize an extension of the terms of all or part of the vested options beyond the date of such termination for a period not to exceed the period during which the options by their terms would otherwise have been exercisable, and provided further that the vested options may lose their status as incentive stock options and/or approved 102 options if such extension extends beyond the maximum extension authorized by the Ordinance or the Code, as applicable.

RSUs. We have granted RSUs to certain of our Office Holders. Such award agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. See also “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” We describe our 2013 Plan under “Item 6. Directors, Senior Management and Employees—B. Compensation—2013 Incentive Share Option Plan.” If the relationship between us and an Office Holder is terminated, RSUs that are vested shall be settled in accordance with the settlement schedule set forth in the applicable award agreement.

Marshall Heinberg. Prior to joining our Board in October 2018, Mr. Heinberg provided consulting services to us through MAH Associates, LLC, or MAH since 2013. During 2018, we paid MAH aggregate consulting fees of $167,520 up to the time he joined the Board.

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

Our registration number is 51-495351-2. At the 2014 annual general meeting of shareholders, our shareholders adopted our Articles, which became effective on the consummation of our initial public offering in the United States in March 2014. Under Section 2 of our Articles, the purpose of the Company is to engage in any lawful activity.

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

For discussions relating to certain compensation-related requirements of the Companies Law, external directors and financial experts, committees of the Board, and exculpation and indemnification of directors and officers, see “Item 6 - Directors, Senior Management and Employees.”

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

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an Office Holder promptly disclose to the board of directors any personal interest that he or she may have concerning any existing or proposed transaction with a company, as well as any substantial information or document with respect thereof. An interested Office Holder’s disclosure must be made promptly and, in any event, no later than the first meeting of the board of directors at which the transaction is considered.

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

Pursuant to our Articles, subject to the rights of holders of shares with limited or preferred rights, ordinary shares shall confer upon the holders thereof equal rights to receive dividends and to participate in the distribution of the assets of the Company upon its winding-up, in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such dividends are being paid or such distribution is being made, without regard to any premium paid in excess of the nominal value, if any.

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

Changes in Shareholder Rights

Pursuant to our Articles, if at any time the share capital is divided into different classes of shares, the Company may by shareholder resolution, unless otherwise provided by the terms of issue of the shares of that class, modify, convert, broaden, add or otherwise alter the rights, privileges, advantages, restrictions and provisions related or unrelated at that time to the shares of any class with the sanction of a resolution passed by a simple majority of those present, personally or by proxy, and voting thereon at a separate general meeting of the holders of the shares of that class. Such majority approval is consistent with Israeli law.

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

There are no Israeli government laws, decrees, regulations or other legislation that restrict or that affect our export or import of capital, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiaries, or the remittance of dividends, interest or other payments to non-resident holders of our securities, except for ownership by nationals of certain countries that are, or have been, declared as enemies of Israel or otherwise as set forth under “Item 10. Additional Information—E. Taxation.”

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

General Corporate Tax Structure in Israel

Israeli resident companies (as defined below), such as the Company, are generally subject to corporate tax at the rate of 23% on their taxable income, as of January 1, 2018 (24% in 2017). However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Technology Enterprise, as discussed below, may be considerably less.

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, which we refer to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by "Industrial Enterprises” (as defined under the Investment Law). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise is required to comply with the requirements of the Investment Law.

The Investment Law was significantly amended effective April 1, 2005, further amended as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, or the 2017 Amendment. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

The following discussion is a summary of the Investment Law following its most recent amendments:

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011.

The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, a Preferred Enterprise and is controlled and managed from Israel. Pursuant to the 2011 Amendment , beginning in 2014 and in each year thereafter until 2016, a Preferred Company may only be entitled to a reduced corporate tax rate of 16% with respect to its preferred income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for Preferred Enterprise which is located in a specified development zone was reduced to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefit period of ten years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition for ‘Special Preferred Enterprise’ includes less stringent conditions.

As of January 1, 2014, dividends paid out of income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% unless a lower tax rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). In 2017-2019 dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

New Tax benefits under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $56 million), and the sale receives prior approval from the National Authority for Technological Innovation (referred to as NATI).

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million (approximately $144 million) will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20%, or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign parent company holding at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

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

Taxation of Our Israeli Individual Shareholders on Receipt of Dividends

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at a rate of 25%, or 30% if the recipient of such dividend is a Substantial Shareholder (as defined below) at the time of distribution or at any time during the preceding 12 month period. However, dividends distributed from taxable income accrued from Preferred Enterprise to Israeli individuals are subject to withholding tax at the rate of 20%. However, if such dividends are distributed to an Israeli company, no tax is imposed (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for an exemption) will apply). An average rate will be set in case the dividend is distributed from mixed types of income (regular and preferred income).

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

At the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder, the aforementioned return is not required to be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 641,880 for 2018, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gains.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Pre-Ruling Regarding a Reorganization of Our Corporate Structure

In connection with the Reorganization, as detailed under “Item 4. Information on the Company—Historical Background and Corporate Structure” above, we obtained a pre-ruling from the Israel Tax Authority. The Tax Pre-Ruling confirms that the transfer of shares and assets resulting in the Company as the parent company and 100% equity-owner of GRD, which holds all the Group’s intellectual property, including the Company’s patent portfolio and GIL, is not taxable pursuant to the provisions of the Israeli Tax Ordinance as long as certain requirements are met. Pursuant to the Tax Pre-Ruling, certain restrictions under the Israeli tax laws were applied to the Company and its subsidiaries, as well as to those shareholders and option holders and other holders of rights in the share capital of the Company (on a diluted basis), who participated in the Reorganization and held such rights immediately after the consummation of the Reorganization, or the Rights Holders. In this section, each of the terms “Rights” and/or “share capital (on a diluted basis)” includes shares, options to purchase shares and any other “right” in “a body of persons” as such term is defined in the Israeli Tax Ordinance. These restrictions generally restrict these entities and Rights Holders from making any disposition of their Rights in the transferred assets and shares for a two-year period following the consummation of the Reorganization, which ended in February 2016, or the Restriction Period. During the Restriction Period, these restrictions included the following:

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

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This summary is based on the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, the income tax treaty between the United States and Israel, or the U.S.-Israel Tax Treaty, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary is no substitute for consultation by prospective investors with their own tax advisors and does not constitute tax advice. This summary applies only to U.S. Holders that hold our ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (including, without limitation, banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire our ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons who acquire our ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own, indirectly, or by attribution) 10% or more of our shares (by vote or value), or persons that mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations, any U.S. federal estate, gift or alternative minimum tax considerations, or any U.S. federal tax consequences other than U.S. federal income tax consequences.

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

Certain distributions treated as dividends that are received by an individual U.S. Holder from a “qualified foreign corporation” may be classified as “qualified dividend income,” — which is generally taxed at the lower applicable long term capital gains rates provided certain holding period and other requirements are satisfied. A non-U.S. corporation (other than a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. As discussed below under “Passive Foreign Investment Company,” we believe that we were not a PFIC for our 2018 taxable year. However, we do expect to be a PFIC for the 2019 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will be a PFIC in 2019 or for any other taxable year. Our ordinary shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market, as we intend our ordinary shares will be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

Passive Foreign Investment Company. In general, a non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income,” or (ii) on average at least 50% of its assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. Assets that produce or are held for the production of passive income include cash, even if held as working capital or raised in a public offering, marketable debt securities and other assets that may produce passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on our income, assets, and activities for such year. Based upon our review of our financial data, we believe that we were not a PFIC for our 2018 taxable year and we expect to be a PFIC for the 2019 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will be a PFIC in 2019 or for any other taxable year.

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

To the extent a distribution on our ordinary shares does not constitute an excess distribution to a Non-Electing U.S. Holder, such Non-Electing U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current and/or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under “Taxation of U.S. Holders—Distributions.” Each U.S. Holder is encouraged to consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on our ordinary shares.

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

QEF Election.  Certain adverse consequences of PFIC status can be mitigated if a U.S. Holder makes a QEF election. Generally, a shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings and net capital gain of the QEF, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. An election to treat us as a QEF will not be available if we do not provide the information necessary to make such an election. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election.

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

Certain Reporting Requirements

Certain U.S. Holders may be required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. See the discussion regarding Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, above.

In addition, certain U.S. Holders must report information on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to their investments in certain “specified foreign financial assets,” which would include an investment in our ordinary shares, if the aggregate value of all of those assets exceeds $50,000 on the last day of the taxable year (and in some circumstances, a higher threshold). This reporting requirement applies to individuals and certain U.S. entities.

U.S. Holders who fail to report required information could become subject to substantial penalties. U.S. Holders should consult their tax advisors regarding the possible implications of these reporting requirements arising from their investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

Generally, information reporting requirements will apply to distributions on our ordinary shares or proceeds on the disposition of our ordinary shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations. Furthermore, backup withholding (currently at 24%) may apply to such amounts if the U.S. Holder fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

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

The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. You may read and copy this annual report, including the related exhibits and schedules, and any document we file with the SEC at http://www.sec.gov.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the Euro and NIS mainly against the U.S. dollar because a large portion of our expenses are denominated in Euros and NIS. Our Euro expenses consist principally of payments made to sub-contractors and consultants for pre-clinical studies, clinical trials and other research and development activities. Our NIS expenses consist principally of payments made to employees, subcontractors and consultants for pre-clinical studies, clinical trials, professional services, other research and development activities and general and administrative activities. We anticipate that a large portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. Approximately 31% of our expected expenses are denominated in NIS. Changes of 5% and 10% in the U.S. dollar to NIS exchange rate will increase/decrease our operation expenses by 1.55% and 3.1%, respectively. Approximately 20% of our expected expenses are denominated in Euros. Changes of 5% and 10% in the U.S. dollar to Euro exchange rate will increase/decrease our operation expenses by 1.0% and 2.0%, respectively. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. We currently do not hedge interest rate exposure. Because of the short-term maturities of our cash equivalents and investment securities, we do not believe that an increase in market rates would have any significant impact on the realized value of our investment securities. If a 10% change in interest rates were to have occurred on December 31, 2018, this change would not have had a material effect on the fair value of our investment portfolio as of that date.

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

Not applicable.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2018, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting because the JOBS Act provides us with an exemption from that requirement, as we qualify as an emerging growth company.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services.

Brightman Almagor Zohar & Co., Member of Deloitte Touche Tohmatsu Limited, an independent registered public accounting firm, served as our independent public accountants for the fiscal years ended December 31, 2018 and 2017, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2018 and 2017.

	2018	2017
	(US$ in thousands)	(US$ in thousands)
Audit Fees (1)	60	60
Audit-Related fees (2)	48	35
Tax Fees (3)	0	17
Total	108	112

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

Audit Committee Pre-Approval Policies and Procedures

One of our audit committee’s main roles is to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. Our Board has delegated to the audit committee the power to pre-approve non-auditing services rendered by the Company’s independent auditors without the need for further approval by the board of directors. As such, our audit committee have adopted a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a list of specific audit and non-audit services in the categories of audit services, audit-related services, tax services and other services that may be performed by our independent registered public accounting firm. The last pre-approval policy was adopted by our audit committee on March 10, 2019 for a period of twelve months. Since its establishment in May 2014, the audit committee has approved all of the audit-related fees, tax fees and all other fees. If a type of service that is to be provided by our auditors has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

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

•

Independent directors. Although Israeli law does not require that a majority of the directors serving on our Board be “independent,” as defined under Nasdaq Capital Market Listing Rule 5605(a)(2), but rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors.”, a majority of our Board is independent based on the Nasdaq Capital Market rules. We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq Capital Market and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer) and we must also ensure that a majority of the members of our audit committee are “independent directors” as defined in the Companies Law. Our independent director's conduct regularly scheduled meetings at which only such independent directors are present, as required by the Nasdaq Listing Rules. Our Board has affirmatively determined that each of Mr. Nir, Mrs. Yaron-Eldar, Mr. Marth, Dr. Sidransky and Dr. Brosgart qualifies as “independent” under the Nasdaq Capital Market independence standards.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Galmed Pharmaceuticals, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Galmed Pharmaceuticals Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

March 13, 2019

We have served as the Company’s auditor since 2013.

GALMED PHARMACEUTICALS LTD.
Consolidated Balance Sheets

U.S. Dollars in thousands, except share data and per share data

		As of December 31,
		2018	2017
Assets
Current assets
Cash and cash equivalents		$24,159	$13,021
Short-term deposits		6,067	-
Marketable debt securities	3	59,962	5,976
Other accounts receivable	4	218	155
Total current assets		90,406	19,152

Property and equipment, net	5	194	491

Total assets		$90,600	$19,643

Liabilities and stockholders’ equity

Current liabilities
Trade payables		1,814	2,276
Other accounts payable		892	1,034
Deferred revenue	6	-	538
Total current liabilities		2,706	3,848

Stockholders’ equity
Ordinary shares, par value NIS 0.01 per share; Authorized 50,000,000 shares; Issued and outstanding: 21,018,919 shares as of December 31, 2018; 14,435,161 shares as of December 31, 2017	9	58	40
Additional paid-in capital		174,322	92,381
Accumulated other comprehensive loss		(11)	(7)
Accumulated deficit		(86,475)	(76,619)
Total stockholders’ equity		87,894	15,795

Total liabilities and stockholders’ equity		$90,600	$19,643

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Operations

U.S. Dollars in thousands, except share data and per share data

		Year ended December 31,
		2018	2017	2016
Revenue	6	$2,038	$1,085	$467
Research and development expenses	10	8,313	9,650	14,271
General and administrative expenses	11	4,440	3,799	3,078
Total operating loss		10,715	12,364	16,882
Financial income, net	12	(934)	(65)	(35)
Loss before income taxes		9,781	12,299	16,847
Income taxes	13	75	-	106
Net loss		$9,856	$12,299	$16,953

Basic and diluted net loss per share from continuing operations		$0.54	$0.98	$1.49
Weighted-average number of shares outstanding used in computing basic and diluted net loss per share		18,137,689	12,487,349	11,374,653

Accompanying notes are an integral part of the consolidated financial statements.

F-3

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Comprehensive Loss

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2018	2017	2016
Net loss	$9,856	$12,299	$16,953
Other comprehensive loss (income):
Net unrealized loss (gain) on available for sale securities	4	(78)	(121)
Comprehensive loss	$9,860	$12,221	$16,832

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Statements of Changes in Stockholders’ Equity

U.S. Dollars in thousands, except share data and per share data

	Ordinary shares
	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance - January 1, 2017	12,149,226	$34	$75,446	$(85)	$(64,320)	$11,075

Stock-based compensation	–	–	1,394	–	–	1,394

Issuance of Ordinary Shares (*)	1,874,827	5	15,012	–	–	15,017

Issuance of common stock upon stock option exercises	411,108	1	529	–	–	530

Unrealized gain from marketable debt securities	–	–	–	78	–	78

Net loss	–	–	–	–	(12,299)	(12,299)

Balance - December 31, 2017	14,435,161	$40	$92,381	$(7)	$(76,619)	$15,795

Stock-based compensation	–	–	1,783	–	–	1,783

Issuance of Ordinary Shares and warrants, net (*)	6,149,260	17	79,132	–	–	79,149

Exercise of options and restricted stock units	434,498	1	1,026	–	–	1,027

Unrealized loss on marketable debt securities	–	–	–	(4)	–	(4)

Net loss	–	–	–	–	(9,856)	(9,856)

Balance - December 31, 2018	21,018,919	$58	$174,322	$(11)	$(86,475)	$87,894

*) See also Note 9A.

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Cash Flows

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2018	2017	2016
Cash flow from operating activities

Net loss for the year	$(9,856)	$(12,299)	$(16,953)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	387	239	169
Amortization of discount/premium on marketable debt securities	(144)	21	44
Loss on sale of marketable debt securities	12	143	231
Linked difference of marketable debt securities	-	(167)	–
Stock-based compensation expense	1,783	1,394	1,628
Changes in operating assets and liabilities:
Increase (decrease) in deferred revenue from collaboration agreement	(538)	(1,085)	1,623
Decrease (increase) in other accounts receivable	(63)	129	95
Increase (decrease) in trade payables	(462)	(846)	863
Increase (decrease) in other accounts payable	(142)	671	81
Increase (decrease) in related party	-	(267)	90
Net cash used in operating activities	(9,023)	(12,067)	(12,129)

Cash flow from investing activities
Purchase of property and equipment	(90)	(12)	(17)
Proceeds from sale of property and equipment	–	–	13
Investment in securities, available for sale	(92,279)	(3,869)	(7,615)
Proceeds from sale of securities, available for sale	38,421	10,325	13,955
Investment in short-term deposits	(6,067)	–	–
Net cash provided by (used in) investing activities	(60,015)	6,444	6,336

Cash flow from financing activities
Issuance of ordinary shares and warrants, net of issuance costs (*)	79,149	15,017	4,479
Proceeds from exercise of options	1,027	530	255
Net cash provided by financing activities	80,176	15,547	4,734
Increase (decrease) in cash and cash equivalents	11,138	9,924	(1,059)
Cash and cash equivalents at the beginning of the year	13,021	3,097	4,156
Cash and cash equivalents at the end of the year	$24,159	$13,021	$3,097

Cash received from interest	$865	$202	$382
Cash paid for taxes	$75	$–	$106

*) See also Note 9A.

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

The Company was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014.

The Company holds a wholly-owned subsidiary, Galmed International Ltd., which was incorporated in Malta. Galmed International Ltd. previously held a wholly-owned subsidiary, Galmed Medical Research Ltd., which was incorporated in Israel, and had been an inactive company since 2015 and was liquidated on February 2019.

The Company also holds a wholly-owned subsidiary, Galmed Research and Development Ltd., which was incorporated in Israel.

The Company is a clinical-stage biopharmaceutical company with an operating history limited to pre-clinical and clinical drug development and has no approved products. To date, the Company has focused almost exclusively on developing its product candidate, Aramchol. The Company funded its research and development programs and operations to date primarily through proceeds from private placements and public offerings. The Company currently has no products approved for marketing and has not generated any revenue from product sales to date. As of December 31, 2018, the Company had cash and cash equivalents of $24.2 million, short-term deposits of $6.0 million and marketable debt securities of $60.0 million.

The Company has incurred operating losses in each year since inception. The Company's loss attributable to holders of its ordinary shares for the years ended December 31, 2016, 2017, and 2018 was approximately $17.0 million, $12.3 million, and $9.9 million, respectively. As of December 31, 2018, the Company had an accumulated deficit of $86.5 million. Substantially all of its operating losses resulted from costs incurred in connection with the Company’s development program and from general and administrative costs associated with its operations.

The Company will need to raise substantial, additional capital to fund its operations and to develop Aramchol for, and beyond its current development stage and any future commercialization, as well as any additional indications.

Based on the Company's current operating plan, the Company's management currently estimates that its cash position will support its current clinical trials and operations as currently conducted for more than 12 months from the date of issuance of these financial statements.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies

A.	Basis of presentation

The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

B.	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Galmed Research and Development Ltd, Galmed 2000 Inc., Galmed International Ltd., and Galmed Medical Research Ltd. All intercompany balances and transactions have been eliminated upon consolidation.

E.	Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible into cash with maturities of three months or less as of the date acquired.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

F.	Marketable debt securities

The Company invests most of its excess cash primarily in debt securities.

Marketable debt securities are considered to be available for sale and are carried at fair value. Unrealized gains and losses net of tax, if any, are reported as a separate component of stockholders’ equity. The cost of marketable debt securities classified as available for sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses and declines in value judged to be other than temporary, if any, are also included in other income, net. Interest on securities classified as available for sale is included in interest income. The cost of securities sold is based on the specific identification method.

For all investments in marketable debt securities, the Company assesses whether the impairment is other-than-temporary. If the fair value of a security is less than its amortized cost basis, an impairment is considered other-than-temporary if (i) the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its entire amortized cost basis, or (ii) the Company does not expect to recover the entire amortized cost of the security. If an impairment is considered other-than-temporary based on condition (i), the entire difference between the amortized cost and the fair value of the security is recognized in earnings. If an impairment is considered other-than-temporary based on condition (ii), the amount representing credit losses, defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the security, will be recognized in earnings, and the amount relating to all other factors will be recognized in other comprehensive income. The Company evaluates both qualitative and quantitative factors such as duration and severity of the unrealized losses, credit ratings, default and loss rates of the underlying collateral, structure and credit enhancements to determine if a credit loss may exist.

During the years ended December 31, 2018 and 2017 no other-than-temporarily impaired losses were realized.

G.	Concentrations of credit risk

Financial instruments which potentially subject us to credit risk consist primarily of cash, cash equivalents, and marketable securities. We hold these investments in highly-rated financial institutions, and, by policy, limit the amounts of credit exposure to any one financial institution. These amounts at times may exceed federally insured limits. We have not experienced any credit losses in such accounts and do not believe we are exposed to any significant credit risk on these funds. We have no off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts, or other hedging arrangements.

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

The Company’s and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2018 and 2017, no impairment losses were identified.

I.	Severance pay

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

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, other accounts receivables, trade payables and other trade payables approximate their fair value due to the short-term maturity of such instruments.

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

In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”, which simplifies the accounting for non-employee share-based payment transactions by aligning the measurement and classification guidance, with certain exceptions, to that for share-based payment awards to employees. The amendments expand the scope of the accounting standard for share-based payment awards to include share-based payment awards granted to non-employees in exchange for goods or services used or consumed in an entity’s own operations and supersedes the guidance related to equity-based payments to non-employees. The Company elected to early adopt these amendments on June 1, 2018. The adoption of these amendments did not have a significant impact on our consolidated financial statements and related disclosures.

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

The following assumptions were used for the fiscal year 2018 and 2017 grants: dividend yield of 0.00% for both periods; risk-free interest rate between 1.22% and 1.90%; an expected life between 5 and 6.25 years; and a volatility rate ranging between 70% to 84%.

L.	Revenue Recognition

On January 1, 2018, the Company adopted ASC 606 with full retrospective application. The adoption of did not have an effect on either revenue recognized in prior periods, nor to accumulated deficit as of January 1, 2017.

The new revenue standard amended revenue recognition principles and provides a single, comprehensive set of criteria for revenue recognition within and across all industries. The standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. The new revenue standard provides a five-step framework whereby revenue is recognized when control of promised goods or services is transferred to a customer at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of the new revenue standard, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligations are satisfied.

The Company only applies the five-step model to contracts when collectability of the consideration to which the Company is entitled in exchange for the goods or services transferred to the customer is determined to be probable. At contract inception, once the contract is determined to be within the scope of the new revenue standard, the Company assesses whether the goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services until a distinct bundle is identified. The Company then allocates the transaction price (the amount of consideration the Company expects to be entitled to from a customer in exchange for the promised goods or services) to each performance obligation and recognizes the associated revenue when (or as) each performance obligation is satisfied. The Company’s estimate of the transaction price for each contract includes all variable consideration to which we expect to be entitled.

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

All outstanding stock options and warrants were excluded from the calculation of the diluted loss per share for the years ended December 31, 2018, 2017 and 2016, because all such securities have an anti-dilutive effect.

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

R.	Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

R.	Recently issued accounting pronouncements (Cont.)

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (Topic 842) (“ASU 2016-02”), which amends, among other things, the existing guidance by requiring lessees to recognize lease assets (right-to-use) and liabilities (for reasonably certain lease payments) arising from operating leases on the balance sheet.  For leases with a term of twelve months or less, ASU 2016-02 permits an entity to make an accounting policy election to recognize such leases as lease expense, generally on a straight-line basis over the lease term.  This ASU is effective for the Company in its first quarter of fiscal year 2019. The Company is in the process of implementing changes to its systems and processes in conjunction with its review of lease agreements. The Company intends to adopt ASU 2016-02 effective January 1, 2019 and expects to elect certain available transitional practical expedients.

The Company expects that this standard will have an effect on its financial statements. While the Company continues to assess all of the effects of adoption, it currently believes the most significant effects relate to the recognition of new right-of-use (“ROU”) assets and lease liabilities on its balance sheet for real estate operating leases and car leases. Upon adoption, the Company currently expects to recognize additional operating liabilities of approximately $0.8 million, with corresponding ROU assets of the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses – Measurement of Credit Losses on Financial Instruments”, which introduces a model based on expected losses to estimate credit losses for most financial assets and certain other instruments. In addition, for available-for-sale debt securities with unrealized losses, the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. The ASU is effective for the Company in the first quarter of 2020, with early adoption permitted. The Company is currently evaluating the effect the adoption of this ASU will have on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Changes to Disclosure Requirements for Fair Value Measurements”, which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements, and is effective for the Company beginning on January 1, 2020. The Company does not expect that this standard will have a material effect on the Company’s consolidated financial statements.

In November 2018, the FASB issued ASU 2018-18 "Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606". The standard provides guidance on how to assess whether certain transactions between participants in collaborative arrangements should be accounted for within the board’s revenue recognition standard. The amendments in the new standard take effect for the Company on January 1, 2020. Early adoption is permitted. The Company is assessing the impact, if any, the standard has on its consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 3 – Marketable debt securities

The following table summarizes the Company’s marketable debt securities as of December 31, 2018 and 2017.

	As of December 31, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Corporate debt securities	$59,973	$56	$(67)	$59,962
Total short-term investments	$59,973	$56	$(67)	$59,962

	As of December 31, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Corporate debt securities	$5,983	$7	$(14)	$5,976
Total short-term investments	$5,983	$7	$(14)	$5,976

The Company’s financial assets are measured at fair value on a recurring basis by level within the fair value hierarchy. All of the Company's marketable securities are classified as Level 1. Other than the marketable debt securities, the Company doesn't have any other financial assets or financial liabilities marked to market at fair value.

The contractual maturity of the aforementioned marketable securities varies between less than one year to two years.

The Company reviews the individual securities in its portfolio to determine whether a decline in a security’s fair value below the amortized cost basis is other-than-temporary. The Company determined that as of December 31, 2018 and 2017 there were no investments in its portfolio that were other-than-temporarily impaired.

*) See also note 8.3

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 4 – Other Accounts Receivable

	As of December 31,
	2018	2017
	(in thousands)
Government institutions	$51	$55
Prepaid expenses	167	100
	$218	$155

Note 5 – Property and equipment, net

	As of December 31,
	2018	2017
	(in thousands)
Medical equipment	$737	$737
Office furniture and equipment	55	35
Computer software and electronic equipment	78	69
Leasehold improvements	196	133
	1,066	974
Less - Accumulated depreciation	872	483
Net book value	$194	$491

Note 6 – Revenue

Samil Agreement

On July 28, 2016, the Company entered into a license agreement ("Samil Agreement") with Samil Pharm. Co., Ltd. (the “Samil”), for an exclusive, royalty-bearing license for the commercialization of Aramchol (with an option to manufacture) for the treatment of fatty liver indications including NASH in the Republic of Korea. Additionally, following the ARREST Study, Samil has an option to extend the License to Vietnam, which, if exercised, would increase the clinical- and regulatory-based milestone payments.

Under the terms of the Samil Agreement, the Company received an up-front payment of approximately $2.1 million. Samil has also agreed to pay additional clinical and regulatory-based milestone payments, which may aggregate up to $6.0 million, as well as tiered, double-digit royalties payable on sales (under certain limitations). In September, 2018 the Company received a milestone payment of $1.5 million from Samil in connection with the completion of its ARREST study.

In accordance with ASC 606 the Company determined that the Agreement included a combined performance obligation representing the delivery of the exclusive license and completion of the ARREST study.

The Company determined that the transaction price at contract inception was $2.1 million consisting of the upfront, non-refundable payment. None of the clinical or regulatory milestones were included in the transaction price upon inception, as all milestone amounts were fully constrained. Management assessed that the likelihood of occurrence of the other performance obligations in the Agreement was remote upon contract inception. As such, the stand-alone value of such performance obligations was deemed de minimis and none of the transaction price was allocated to those obligations. Any consideration related to sales-based milestones and royalties will be recognized when the related sales occur, and therefore have also been excluded from the transaction price.

During 2018, when the Company determined that the achievement of its first milestone was probable, it included the variable consideration of $1.5 million as a part of the transaction price allocated to the combined performance obligation including the delivery of the license and completion of the ARREST study. The Company will re-evaluate the transaction price in each reporting period when events whose outcomes are resolved or other changes in circumstances occur that would indicate it is appropriate to recognize variable consideration as revenue.

Revenue allocated to the combined performance obligation of the license and associated ARREST study was recognized ratably, based on the input method, from contract inception through conclusion of the ARREST study in June 2018.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 7 – Related Parties

A.	Balances

As of December 31, 2018, and 2017, the Company had an accrual in the amount of approximately $0.8 million and $0.9 million, respectively, pursuant to an employment agreement with its officers and directors’ fee.

B.	Transactions

1.

During 2018, 2017 and 2016, the Company recorded salary expenses, stock based compensation expenses and directors' fee to its related parties in the amount of $3.7 million, $3.4 million and $2.5 million respectively.

2.

2. On April 5, 2018, the Company sold to Biotechnology Value Fund, L.P. and certain of its affiliates in a registered direct offering 1,000,000 ordinary shares and warrants to purchase 1,000,000 ordinary shares, for a purchase price of $6.00 per share and related warrant. Each warrant may be exercised at any time and from time to time through and including the one-year anniversary of the initial exercise date at an exercise price of $15.00 per share, subject to certain adjustments. The net proceeds to the Company, after deducting offering expenses, were $5.96 million.

2.	In July 2018, the Company granted options to purchase 630,000 ordinary shares of the Company to its directors. The options are exercisable at $11.56 per share, have a 10 year term and vest over a period of one year. The aggregate grant date fair value of such options is approximately $5.6 million.

Note 8 – Commitments and Contingencies

A.	Contingencies

1.	In March 2015, the Company entered into a lease agreement for its corporate headquarters. The lease has a term of four years with an option to extend the lease agreement for an additional two years. In February 2017 and August 2018, the Company leased additional spaces adjacent to the current premises. In addition, in August 2018, the Company was granted two additional options to extend the lease for one year each. In November 2018, the Company exercised the original option to extend the lease for an additional two years. To secure lease payments, the Company provided a bank guarantee of $46 thousand.

2.	As of December 31, 2018, the Company recorded a pledge on its marketable debt securities in favor of its bank in the amount of approximately $113 thousand to secure the Company's commitments to the bank.

B.	Commitments

The following table summarizes the Company’s significant contractual obligations at December 31, 2018:

	Total	Less than 1 year	1-3 years
	(in thousands)
Facility leases	$676	$150	$526
Total	$676	$150	$526

The Company enters into contracts in the ordinary course of business with Contract Research Organizations for clinical trials and clinical supply manufacturing and with vendors for non-clinical research studies and other services and products for operating purposes, which generally provide for termination upon 30 days notice or less, and therefore are cancelable contracts and not included in the table above. The Company has included as purchase obligations our commitments under agreements to the extent they are quantifiable and are not cancelable.

Other than as described above, the Company did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2018.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 9– Shareholders’ Equity

A.	Ordinary shares

1.	Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

2.	In August 2017, the Company sold 332,038 ordinary shares at a price of $7.10 in a registered direct offering, and in a concurrent private placement to two of the Company’s directors sold 49,295 ordinary shares at the same price. The aggregate net proceeds received from the offering was approximately $2.7 million.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 9 – Shareholders’ Equity (Cont.)

A.	Ordinary shares (Cont.)

3.	On May 31, 2016, the Company entered into a Controlled Equity Offering Sales Agreement (the "Cantor Sales Agreement") with Cantor Fitzgerald & Co., as the Company’s sales agent (“Cantor Fitzgerald”), to issue and sell, from time to time through Cantor Fitzgerald, ordinary shares having an aggregate offering price of up to $16 million. Under the Cantor Sales Agreement, the Company was entitled to sell ordinary shares by any method permitted by law and deemed to be an “at-the-market” offering, as defined in Rule 415 promulgated under the Securities Act of 1933, as amended. The Company was not obligated to make any sales under the Cantor Sales Agreement. The Cantor Sales Agreement was terminated during December, 2017. As of the termination of the agreement, the Company sold 1,712,369 ordinary shares under the Cantor Sales Agreement for total net proceeds of approximately $11.0 million

4.	On December 22, 2017, the Company entered into an At-the-Market Equity Offering Sales Agreement (the "Stifel Sales Agreement") with Stifel, Nicolaus & Company, Incorporated, as the Company’s sales agent (“Stifel”). Pursuant to the prospectus relating to the Company’s shelf registration statement on Form F-3 filed with the SEC on March 26, 2018 (File No. 333-223923) the Company may offer and sell, from time to time through Stifel, its ordinary shares having an aggregate offering price of up to $35 million. As of December 31, 2018, the Company sold 863,545 ordinary shares under the Stifel Sales Agreement for total net proceeds of approximately $8.6 million.

5.	On April 5, 2018, the Company sold to Biotechnology Value Fund, L.P. and certain of its affiliates in a registered direct offering 1,000,000 ordinary shares and warrants to purchase 1,000,000 ordinary shares, for a purchase price of $6.00 per share and related warrant. Each warrant may be exercised at any time and from time to time through and including the one-year anniversary of the initial exercise date at an exercise price of $15.00 per share, subject to certain adjustments. The net proceeds to the Company, after deducting offering expenses, were $5.96 million.

6.	On June 22, 2018, the Company completed an underwritten public offering of 5,000,000 ordinary shares, at a public offering price of $15.00 per share. The net proceeds to the Company, after deducting the underwriting discounts and commissions and offering expenses, were $70.3 million.

B.	Stock-based compensation

1.

The Company has an equity-based incentive plan, the 2013 Incentive Share Option Plan (the “2013 Plan”). As of December 31, 2018, a total of 784,087 shares were reserved for issuance under the 2013 Plan. The 2013 Plan, which was adopted by the Board on September 2, 2013, and approved by the Company’s shareholders on December 30, 2013 (as was amended by the Board and the Company’s shareholders on March 30, 2015, May 11, 2015, and August 30, 2018 respectively), provides for the grant of options to purchase the ordinary shares and the issuance of restricted stock units (“RSUs”) to the Company's officers, directors, employees, service providers and consultants. The 2013 Plan provides for such equity-based compensation under various and different tax regimes.

2.	A summary of the status of the Company’s option plans as of December 31, 2018 and 2017 and changes during the years then ended are presented below:

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 9 – Shareholders’ Equity (Cont.)

B.	Stock-based compensation

	2018		2017
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Options outstanding at beginning of year	2,106,930	$4.01	2,421,106	$3.80
Granted	763,500	$10.75	226,000	$4.86
Forfeited	(101,250)	$10.70	(160,000)	$6.95
Exercised	(420,126)	$2.45	(380,176)	$1.39
Outstanding at end of year	2,349,054	$5.92	2,106,930	$4.01
Options exercisable at year end	1,356,377	$3.51	1,406,074	$2.69

As of December 31, 2018, and 2017, the weighted-average remaining contractual term of the outstanding and exercisable options, excluding the 38,637 options granted in 2002 that have no expiration date, is 7.29 and 6.95 years, respectively.

The weighted average grant date fair value of the options granted during the years ended December 31, 2018, 2017 and 2016 is $8.19, $4.86, and $3.76 respectively.

As of December 31, 2018, a total of the 1,550,612 outstanding and exercisable options are “in the money” with aggregate intrinsic value of $5.8 million; while as of December 31, 2017 a total of 2,096,714 outstanding and exercisable options were “in the money” with aggregate intrinsic value of $11.4 million.

The unrecognized compensation expense calculated under the fair-value method for stock options expected to vest as of December 31, 2018 and 2017 is approximately $6.5 million and $3.1 million, respectively, and is expected to be recognized over a weighted-average period of 3.1 years and 1.9 years, respectively.

For the years ended 2018, 2017 and 2016, the Company recorded a total of $1.8 million, $1.4 million, and $1.6 million of stock-based compensation expenses, in connection with the above-mentioned option.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 9 – Shareholders’ Equity (Cont.)

B.	Stock-based compensation (Cont.)

During 2016, the Company issued a total of 78,750 RSUs. Upon vesting, each RSU will settle by the issuance of one ordinary share. The RSUs vest over four years. As of December 31, 2018, a total of 41,462 ordinary shares were issued upon vesting of 45,309 RSUs and a total of 13,869 RSUs were outstanding, while as of December 31, 2017, a total of 30,932 ordinary shares were issued upon vesting of 30,932 RSUs and a total of 32,348 RSUs were outstanding.

3.

For the years 2018, 2017 and 2016, with respect to the above-mentioned RSUs, the Company recorded stock-based compensation expenses in the amount of $94 thousand, $105 thousand and $124 thousand, respectively. All of the above-mentioned stock-based compensation expenses are recorded under the G&A expenses.

The unrecognized compensation expense calculated under the fair-value method for stock options expected to vest as of December 31, 2018 and 2017 is approximately $99 thousand and $193 thousand, respectively, and is expected to be recognized over a weighted-average period of one year and two years, respectively.

Note 10 – Research and Development Expenses

	Year ended December 31,
	2018	2017	2016
	(in thousands)
Chemistry and formulation studies	$968	$820	$1,802
Salaries	1,617	1,090	1,004
Stock-based compensation	582	585	757
Research and preclinical studies	963	684	924
Clinical studies	3,575	5,871	9,263
Regulatory and other expenses	608	600	521
	$8,313	$9,650	$14,271

Note 11 – General and Administrative Expenses

	Year ended December 31,
	2018	2017	2016
	(in thousands)
Stock-based compensation	$1,201	$809	$871
Professional fees	896	622	683
Salaries and benefits	1,346	1,441	849
Rent and office-maintenance fees	308	269	303
Investor relations and business development expenses	464	460	248
Insurance and other	225	198	124
	$4,440	$3,799	$3,078

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 12 – Financial income, net

	Year ended December 31,
	2018	2017	2016
	(in thousands)
Other expenses	$42	$49	$67
Interest income	(959)	(202)	(382)
Loss (gain) from sale of marketable debt securities	(12)	182	305
Foreign currency gains	(5)	(94)	(25)
	$(934)	$(65)	$(35)

Note 13 – Income Taxes

A.	General

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

On February 7, 2018, the Israeli Tax Authority issued a ruling granting the Company’s Israeli subsidiary ”Preferred Technological Enterprise” status  as defined under the Encouragement of Capital Investment Law -1959 (the "Approval"). The grant of the status means that the Company’s Israeli subsidiary will be subject to a reduced Israeli corporate tax rate that will range between 6%-12% on any future taxable "technological income" which includes sales, licenses and royalties from its IP protected products. The tax ruling applies for five years until 2022 and may be extended for further periods subject to meeting certain requirements.

Maltese subsidiary:

Taxable income of Maltese companies is subject to tax at the rate of 35% in 2018 and 2017 (“Regular Tax Rate”).

C.	Net Operating Loss Carry forward

As of December 31, 2018, the Company had approximately $63.9 million net-operating-loss carry forwards, consisting of approximately $12.0 million of Maltese net-operating-loss carry forwards and approximately 51.9 million Israeli net-operating-loss carry forward. Additionally, the Company had approximately $1.2 million of capital loss carry forward from the sale of marketable debt securities. The Maltese and the Israeli loss carry forwards have no expiration date.

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

Significant components of the Company’s and its subsidiaries’ assets are as follows

	As of December 31,
	2018	2017
	(in thousands)
Deferred tax assets
Israeli subsidiary net-operating-loss carry forward	$6,230	$4,868
Maltese subsidiary net-operating-loss carry forward	4,611	4,611
Israeli subsidiary capital-loss carry forward	294	142
Other reserves and allowances	16	12
Total deferred-tax assets	11,151	9,633
Valuation allowance	(11,151)	(9,633)
Net deferred-tax assets	$–	$–

E.	Tax assessments

The Israeli subsidiaries received final tax assessments through the year ended December 31, 2013.

F.	Effective tax expense

A reconciliation of the Company’s effective tax expense to the Company’s theoretical statutory tax benefit is as follows:

	Year ended December 31,
	2018	2017	2016
	(in thousands)

Loss before taxes on income, as reported in the consolidated statements of operations	$9,781	$12,299	$16,847

Statutory tax rate	12%	24%	25%

Theoretical tax benefit	1,174	2,952	4,212
Losses and other items for which a valuation allowance was provided or benefit from loss carry forwards	(1,174)	(2,952)	(4,212)
Tax withheld from upfront payment from Samil	75	-	105
Others	-	-	1
Actual tax expense	$75	$-	$106

ITEM 19. Exhibits.

Exhibit No.	Description

1.1	Form of Amended and Restated Articles of Association of Galmed Pharmaceuticals Ltd. (English Translation) (1)

4.1	Form of Indemnification Agreement (1)

4.2	Galmed Pharmaceuticals Ltd. 2013 Incentive Share Option Plan (4)

4.3	Registration and Information Rights Agreement, dated December 2013, by and among Galmed Pharmaceuticals Ltd., Shirat HaChaim Ltd., David & Debora Goldfarb, Medgal S.A. and G. Yarom Medical Research Ltd. (2)

4.4	Personal Employment Agreement, dated December 23, 2013, by and between Galmed Medical Research Ltd. and Allen Baharaff (2)

4.5	Amendment No.1 to Employment Agreement by and between Galmed Research and Development Ltd. and Allen Baharaff (11)

4.6	Compensation Policy of Galmed Pharmaceuticals Ltd.(5)

4.7	Lease, dated March 22, 2015, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(8)

4.8	Addendum to Lease, dated February 27, 2017, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(8)

4.9	Addendum to Lease, dated August 8, 2018, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.**

4.10	Form of Registered Direct Securities Purchase Agreement (9)

4.11	Form of Private Placement Securities Purchase Agreement (9)

4.12	At-the-Market Equity Offering Sales Agreement, dated December 22, 2017, by and between Galmed Pharmaceuticals Ltd. and Stifel, Nicolaus & Company, Incorporated (10)

4.13	Form of Securities Purchase Agreement dated as of April 2, 2018 between Galmed Pharmaceuticals Ltd. and the purchasers named therein (12)

4.14	Form of Warrant of Galmed Pharmaceuticals Ltd. issued on April 5, 2018 (13)

4.15	Underwriting Agreement between Galmed Pharmaceuticals Ltd. and Stifel, Nicolaus & Company, Incorporated, as representative of the several underwriters, dated June 19, 2018 (14)

8.1	List of subsidiaries of Galmed Pharmaceuticals Ltd.**

11.1	Code of Business Conduct and Ethics of Galmed Pharmaceuticals Ltd.(7)

12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

128

15.1	Consent of Brightman Almagor Zohar & Co. (a Member of Deloitte Touche Tohmatsu Limited)**

101	The following financial information from Galmed Pharmaceuticals Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2018, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Loss, (iii) Consolidated Statements of Changes in Shareholders’ Equity (iii) the Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements**

(1)	Incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed with the SEC on February 28, 2014.
(2)	Incorporated herein by reference to the Registration Statement on Form F-1, filed with the SEC on February 6, 2014.
(3)	Incorporated herein by reference to the Company’s Report on Form 6-K filed with the SEC on June 1, 2016.
(4)	Incorporated herein by reference to Exhibit A to the Company's Report on Form 6-K filed with the SEC on April 2, 2015.
(5)	Incorporated herein by reference to Exhibit A to the Company’s Report on Form 6-K filed with the SEC on April 27, 2017.
(6)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2015.
(7)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 22, 2016.
(8)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 23, 2017.
(9)	Incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on August 7, 2017.
(10)	Incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on December 22, 2017.
(11)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 13, 2018.
(12)	Incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on April 4, 2018.
(13)	Incorporated herein by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on April 4, 2018.
(14)	Incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on June 21, 2018.

* Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

** Filed herewith.

129

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALMED PHARMACEUTICALS LTD.

	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer

Date: March 13, 2019

130