Form 20-F
period 2019-12-31
Galmed Pharmaceuticals Ltd.
filed 2020-03-12
CIK 1595353

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Allen Baharaff

President and Chief Executive Officer

16 Tiomkin Street

Tel Aviv, Israel 6578317

E-mail: ab@galmedpharma.com
Tel: +972.3.693.8448

Fax: +972.3.693.8447

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value NIS 0.01 per share	GLMD	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class
N/A

Securities registered or to be registered pursuant to Section 15(d) of the Act.

Title of each class
N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2019): 21,139,385 ordinary shares are outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

•	the timing and cost of our pivotal Phase 3 ARMOR trial, or the ARMOR Study, for our product candidate, Aramchol;

•	completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre-clinical or clinical trial;

•	regulatory action with respect to Aramchol by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

•	the commercial launch and future sales of Aramchol and any future product candidates;

•	our ability to comply with all applicable post-market regulatory requirements for Aramchol in the countries in which we seek to market the product;

•	our ability to achieve favorable pricing for Aramchol;

•	our expectations regarding the commercial market for non-alcoholic steato-hepatitis, or NASH, in patients;

•	third-party payor reimbursement for Aramchol;

•	our estimates regarding anticipated capital requirements and our needs for additional financing;

•	market adoption of Aramchol by physicians and patients;

•	the timing, cost or other aspects of the commercial launch of Aramchol;

•	our ability to obtain and maintain adequate protection of our intellectual property;

•	the possibility that we may face third-party claims of intellectual property infringement;

•	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

•	our ability to establish adequate sales, marketing and distribution channels;

•	intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

•	the development and approval of the use of Aramchol for additional indications or in combination therapy; and

•	our expectations regarding licensing, acquisitions and strategic operations.

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

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact our operations and workforce, including our research and clinical trials, which in turn could have an adverse impact on our business, financial condition and results of operation.

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

The selected consolidated statement of operations data for the years ended December 31, 2017, 2018 and 2019, and the selected consolidated balance sheet data as of December 31, 2018 and 2019, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The selected consolidated statement of operations data for the year ended 2015, and the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017, have been derived from our audited consolidated financial statements not included in this annual report.

Consolidated Statement of Operations Data

	Year ended December 31,
	2015	2016	2017	2018	2019
	(in thousands)
Revenue	--	467	$1,085	$2,038	$--
Research and development expenses	7,629	14,271	9,650	8,313	18,180
General and administrative expenses	3,246	3,078	3,799	4,440	4,196
Operating loss	10,875	16,882	12,364	10,715	22,376
Financial expenses	180	372	232	42	144
Financial Income	(433)	(407)	(297)	(976)	(2,059)
Taxes on income	—	106	—	75	—
Net loss	$10,622	$16,953	$12,299	$9,856	$20,461
Comprehensive loss	10,832	16,832	12,221	9,860	20,415
Diluted net loss per ordinary	$0.96	$1.49	$0.98	$0.54	$0.97
Weighted number of ordinary shares used in computing loss per ordinary shares	11,101,453	11,374,653	12,487,349	18,137,689	21,114,399

Consolidated Balance Sheet data:

	As of December 31,
	2015	2016	2017	2018	2019
	(In thousands)
Cash and cash equivalents	$4,156	$3,097	$13,021	$24,159	$15,931
Short-term deposits, marketable securities and restricted cash	18,845	12,351	5,976	66,029	59,672
Other receivables	379	284	155	218	827
Other non-current assets	883	718	491	194	709	*)
Total assets	24,263	16,450	19,643	90,600	77,139
Total liabilities	2,718	5,375	3,848	2,706	7,286	*)
Total shareholders’ equity	21,545	11,075	15,795	87,894	69,853
Number of ordinary shares issued and outstanding	11,100,453	12,149,226	14,435,161	21,018,919	21,139,385

*) ASU 2016-02 was adopted as of January 1, 2019, using the modified retrospective method; previous periods were therefore not adjusted and might not be directly comparable. Right-of-use assets and lease liabilities as of December 31, 2019, are approximately $0.54 million and $0.53 million, respectively.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Risks Related to Our Financial Position and Capital Requirements

We are a clinical-stage biopharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

We are a clinical-stage biopharmaceutical company with an operating history limited to pre-clinical and clinical drug development and no approved products. To date, we have focused nearly exclusively on developing our product candidate, Aramchol. In addition, we have limited operating experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. We have funded our research and development programs and operations to date primarily through proceeds from private placements and public offerings. We currently have no products approved for marketing in the United States or any other jurisdiction and have not generated any revenue from product sales to date, although we have generated revenue from our licensing agreement with Samil Pharm. Co., Ltd., or Samil. We have incurred operating losses in each year since the inception of our predecessor in 2000. Our loss attributable to holders of our ordinary shares for the years ended December 31, 2017, 2018, and 2019 was approximately $12.3 million, $9.9 million, and $20.5 million, respectively. As of December 31, 2019, we had an accumulated deficit of $106.9 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations.

Our ability to become profitable depends upon our ability to generate revenue in excess of our expenses. To date, we have not generated any revenue, excluding the licensing revenue we recorded in connection with that certain Samil Agreement (as defined below), as our product candidate, Aramchol, is still in clinical development and has not been approved by the FDA, nor has any other product candidate. We do not know when, or if, we will generate any revenue from sales of Aramchol and any future product candidates, if any. We do not expect to generate revenue other than subsequent royalties and/or milestones that can be earned in connection with the Samil Agreement or other potential license agreements, unless and until we, or an ultimate third-party licensor or acquirer, obtain regulatory and marketing approval of, and commercialize, Aramchol, and any future product candidates. We will continue to incur significant research and development and general and administrative expenses related to our operations. We expect to continue to incur losses for the foreseeable future, which may be significant, and these losses will likely increase as we:

•	manage our ongoing ARMOR Study and any additional clinical trials for Aramchol and any future product candidates and initiate additional research and development programs;

•	seek regulatory approvals for Aramchol and any future product candidates, if any;

•	implement internal systems and infrastructures, including, without limitation, hiring of additional personnel as needed and developing sales and marketing functions if and when Aramchol and any future product candidates receives applicable regulatory approval and we opt to commercialize it ourselves;

•	seek to in-license additional products or technologies to develop;

•	hire additional management and other personnel; and

•	move towards commercialization of Aramchol, and any future product candidates, if any.

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

We expect our research and development expenses to significantly increase in connection with our ARMOR Study and initiation of any other pre-clinical or clinical trials. In addition, if we obtain marketing approval for Aramchol and opt to commercialize it ourselves, we will likely initially incur significant expenses associated with outsourcing sales, marketing and manufacturing functions to third parties, as well as continued research and development expenses. Furthermore, we expect to incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

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

As of December 31, 2019, we had a net working capital of $69.5 million, cash and cash equivalents of $15.9 million, short-term deposits of $27.9 million, marketable debt securities of $31.6 million and restricted cash of $0.1 million. Based on our current operating plan, we currently estimate that our cash position will support our current clinical trials and operations as currently conducted for more than 12 months from the date of issuance of this annual report. We will need to raise substantial, additional capital to fund our operations and to develop Aramchol for, and beyond its current development stage for the NASH indication, as well as additional indications, and ultimately commercialize it, if we opt to do so ourselves, for NASH or any other indication. In addition, we may choose to expand our current research and development focus, or other clinical operations as well as the development of other molecules and/or combination of Aramchol with other molecules for NASH or other liver and inflammatory diseases as well as non-invasive biomarkers, which may also require additional capital. Our future capital requirements may be substantial and will depend on many factors including:

•	acceptance of our Investigational New Drug application, or IND, or foreign equivalent for the ARMOR Study by the FDA and any other foreign regulatory authority;

•	adhering to patient recruitment in our clinical trials and sponsored trials;

•	our clinical trials and sponsored trials results;

•	developing Aramchol and combination of it for the treatment of other conditions or indications beyond NASH, or possible label expansion of Aramchol once its approved, if at all, for the treatment of other conditions or indications;

•	the cost of filing and prosecuting patent applications and the cost of defending our patents;

•	the cost of prosecuting infringement actions against third parties;

•	the cost, timing and outcomes of seeking marketing approval of Aramchol;

•	the costs associated with commercializing Aramchol if we receive marketing approval, and choose to commercialize Aramchol ourselves, including the cost and timing of establishing external, and potentially in the future, internal, sales and marketing capabilities to market and sell Aramchol;

•	the costs associated with any product liability or other lawsuits related to Aramchol and any future product candidates, if any;

•	the costs associated with post-market compliance with regulatory requirements, and of addressing any allegations of non-compliance by regulatory authorities in countries where we plan to market and sell Aramchol and any future product candidates;

•	the demand for Aramchol and any future product candidates;

•	the costs associated with developing and/or in-licensing other research and development programs;

•	the expenses needed to attract and retain skilled personnel; and

•	the costs associated with being a public company.

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

Risks Related to Our Business, Industry and Regulatory Requirements

The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including as a result of the recent outbreak of coronavirus .

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

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China and began spreading to various parts of the world. In particular, certain of our trial sites in our ARMOR Study are based in areas currently affected by coronavirus. Epidemics such as this can adversely impact our business as they can cause disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chain, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of coronavirus, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, our clinical activities in South Korea and China have been halted and at some of our European sites certain activities are being cancelled and key trial personnel are going into quarantine. It is too early to assess the full impact of the coronavirus outbreak on the ARMOR Study but coronavirus may affect our ability to complete recruitment in our original timeframe. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. A health epidemic or other outbreak, including the current coronavirus outbreak, may materially and adversely affect our business, financial condition and results of operations.

Even though we initiated the Phase 3 of the ARMOR Study, the ARMOR Study may still be terminated as a result of, but not limited to, safety signals. In addition, the ARMOR Study or other clinical trials may be suspended or terminated by us, the FDA or other regulatory authorities, the principal investigator at a site, the IRBs at the sites where such boards are overseeing a trial or the data safety monitoring board, or the DSMB, that is overseeing the clinical trial at issue, or other regulatory authorities due to a number of factors, including:

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

To date, we have already experienced material delays in the ARREST Study largely related to significantly slower than expected recruitment and the length of time required to obtain regulatory authorizations to proceed with clinical trials, as well as the termination of a Phase 2a trial of Aramchol for the treatment and dissolution of cholesterol gallstones. We may experience further delays in any or all of our clinical trials, in particular as a result of the recent coronavirus outbreak, and there can be no assurance that we will not experience such risks in the future as we progress with our planned clinical trials.

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

We have invested almost all of our efforts and financial resources in the research and development (clinical and pre-clinical) of our product candidate, Aramchol. We completed our Phase 2b ARREST Study, or the ARREST Study. In September 2019, we initiated the ARMOR Study, a Phase 3 pivotal study of Aramchol for the treatment of NASH, following a successful End-of-Phase 2 meeting with the FDA in April 2019 in which we reached general agreement on key aspects of the Phase 3 development and registration plan for Aramchol.

As a result, our business is largely dependent on the success of the ARMOR Study and our ability to complete the development of, obtain regulatory approval for and successfully commercialize Aramchol in a timely manner. The ARMOR Study is dependent, in part, upon an IND that we plan to file with the FDA. There can be no assurance regarding the outcome of the IND. The process to develop, obtain regulatory approval for and commercialize Aramchol is long, complex, costly and uncertain as to its outcome.

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

Commencement of our ARMOR Study in jurisdictions outside the United States is subject to acceptance of the foreign equivalent of our IND by regulatory authorities.

Commencing the ARMOR Study, and any other clinical trials we may initiate, is subject to acceptance by the FDA of an IND and acceptance by other regulatory authorities of the foreign equivalent of an IND, and finalizing the planned trial design based on discussions with the FDA and other applicable regulatory authorities. In September 2019, we initiated the ARMOR Study following a successful End-of-Phase 2 meeting with the FDA in April 2019 in which we reached general agreement on key aspects of the Phase 3 development and registration plan for Aramchol. In the event that the FDA or any other regulatory authority requires us to complete additional preclinical and/or clinical studies or we are required to satisfy other FDA or other regulatory requests, the start of the ARMOR Study in the applicable jurisdiction or any of our other programs may be delayed or not started at all. For example, certain regulatory agencies in Europe are requiring that we conduct additional clinical studies prior to initiating ARMOR in those jurisdictions. Even after we receive and incorporate guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that we have satisfied their requirements to commence our clinical trial or change their position on the acceptability of our planned trial design or the clinical endpoints selected, which may require us to complete additional preclinical studies or clinical trials or impose stricter approval conditions than we currently expect. As a result of the foregoing, the research and development, preclinical studies and clinical testing of any product candidate is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the development process.

We may be forced to abandon development of Aramchol, or any future product candidates, which would have a material adverse effect on our business and may force us to cease operations.

Upon the completion of any clinical or pre-clinical trial and/or tests, the results might not support the desired indications for use. Further, success in earlier clinical trials does not ensure that later clinical trials will be successful, and the results of later clinical trials may not replicate the results of prior clinical trials or pre-clinical testing. The clinical trial process may fail to demonstrate that Aramchol is safe and/or effective for the indications we seek. Any such failure may cause us to abandon Aramchol and may delay development of other potential product candidates. Any delay in, or termination or suspension of, our clinical trials may delay the requisite filings with the FDA or other regulatory agencies and, ultimately, our ability to commercialize Aramchol and any future product candidates and generate product revenues. In September 2019, we initiated the ARMOR Study. If the results of the ARMOR Study are not successful, then the completion of development of Aramchol or any future product candidate may be significantly delayed or abandoned which would have material adverse effect on our business, liquidity, operating results and financial condition and may force us to cease operations.

If we acquire or in-license additional technologies or product candidates, we may incur significant, incremental expenses, may have integration difficulties and may experience other risks that could harm our business and results of operations.

We are currently evaluating the acquisition or in licensing of additional product candidates and technologies. Any product candidate or technologies we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive pre-clinical or clinical testing, or both, and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate, or product developed based on in-licensed technology, will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure that any product candidate that we develop based on acquired or in-licensed technology that is granted regulatory approval will be manufactured or produced economically, successfully commercialized or widely accepted or competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed product candidates could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.

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

Before we can submit an NDA to the FDA or a similar approval application to other regulatory authorities, as applicable, we (or our commercialization partner, as the case may be) must conduct one or more clinical trials that will be substantially broader than our ARREST study. We will also need to agree on a protocol with the FDA or any other regulatory authorities for any clinical trial(s) before commencing any such trial. Clinical trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the ARREST Study or any future clinical trials that we may conduct may or may not be successful. The applicable regulatory agencies may suspend all clinical trials or require that we conduct additional clinical, pre-clinical, manufacturing, validation or drug product quality studies and submit data from these additional studies before considering or reconsidering the NDA or similar regulatory application. Depending on the extent of these, or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the applicable regulatory agencies to provide regulatory approval. If any of these outcomes occur, we would not receive approval for Aramchol and may be forced to cease operations.

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

Undesirable side effects caused by Aramchol could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or applicable foreign regulatory authorities. To date, we have completed seven clinical trials of Aramchol, one proof of concept study in patient with gallstones, and a Phase 2a, investigator initiated clinical trial. Although we have not seen any evidence of reactions causing a safety concern in our completed clinical trials, it is possible that the FDA may ask for additional data regarding any adverse events seen in our trials. Results of our future trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or applicable foreign regulatory authorities could order us to cease further development of or deny approval for Aramchol for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete future trials or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, patient willingness to undergo a liver biopsy in our NASH trials, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and disadvantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating, and actual or threatened public health emergencies and outbreaks of disease (including, for example, the recent coronavirus outbreak). Potential patients for Aramchol may not be adequately diagnosed or identified with the diseases which we are targeting or may not meet the entry criteria for our studies.

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

If Aramchol is approved for commercialization outside the United States or we out-license Aramchol to additional territories outside the United States, we will likely enter into agreements with third parties to commercialize Aramchol outside the United States. We expect that we will be subject to additional risks related to entering into or maintaining international business relationships, including, without limitation:

•	different regulatory requirements for drug approvals in foreign countries;

•	differing U.S. and foreign drug import and export rules;

•	reduced protection for intellectual property rights in foreign countries;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	different reimbursement systems;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•	potential liability resulting from development work conducted by these distributors;

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the recent coronavirus outbreak); and

•	risks associated with clinical co-development agreements in other jurisdictions prior to or post-regulatory approval.

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

Increasing expenditures for healthcare have been the subject of considerable public attention in the United States. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the U.S. healthcare system have been introduced or proposed in the U.S. Congress, or Congress, and in some state legislatures, including reducing reimbursement for prescription products and reducing the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products.

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

In March 2010, President Barack Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010, or the Affordable Care Act, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms. The Affordable Care Act expanded manufacturers’ Medicaid rebate liability to include covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, increased the minimum rebate due for innovator drugs from 15.1% of average manufacturer price, or the AMP, to 23.1% of AMP. The rebate on innovator drugs is the greater of 23.1% of the AMP per unit or the difference between the AMP and the best price per unit and adjusted by the Consumer Price Index-Urban (CPI-U) based on a launch date and current quarter AMP. The total rebate amount for innovator drugs is capped at 100.0% of AMP. The Affordable Care Act and subsequent legislation also narrowed the definition of AMP. Furthermore, the Affordable Care Act imposes a significant annual, nondeductible fee on companies that manufacture or import certain branded prescription drug products. Substantial new provisions affecting compliance were also enacted, which may affect our business practices with healthcare practitioners. Although it is too early to determine the effect of the Affordable Care Act, it appears likely to continue to put pressure on pharmaceutical pricing, especially under the Medicare and Medicaid programs, and may also increase our regulatory burdens and operating costs.

There have been judicial and congressional challenges to the Affordable Care Act, as well as efforts by the Trump Administration to repeal or replace certain aspects of the Affordable Care Act. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the Affordable Care Act or otherwise circumvent some of the requirements for health insurance mandated by the ACA. However, to date, the Executive Orders have had limited effect and the Congressional activities have not resulted in the passage of a law repealing or replacing the ACA. If a law is enacted, many if not all of the provisions of the PPACA may no longer apply to prescription drugs. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how any future products are paid for and reimbursed by government and private payers our business could be adversely impacted. On December 14, 2018, a federal district court in Texas ruled that the PPACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, and the ruling has been stayed by the ruling judge, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision which was then appealed to the United States Supreme Court. The U.S. Supreme Court declined to hear the appeal on an expedited basis and so no decision is expected until the next Supreme Court term in late 2020 or early 2021. We are not able to state with any certainty what will be the impact of this court decision on our business pending further court action and possible appeals.

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

We are or may in the future be subject to federal, state, and foreign healthcare and data privacy laws and regulations pertaining to, among other things, fraud and abuse of patients’ rights. These laws and regulations include:

•	The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. This statute has been interpreted to apply broadly to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. In addition, the Affordable Care Act amended the Social Security Act to provide that the U.S. government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. A conviction for violation of the Anti-kickback Statute requires mandatory exclusion from participation in federal health care programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and those activities may be subject to scrutiny or penalty if they do not qualify for an exemption or safe harbor.

•	The federal civil False Claims Act, or FCA, prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. This statute also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as FCA defendants in addition to the corporations. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $5,500 to $11,000 per false claim or statement ($10,781 to $21,563 per false claim or statement for penalties assessed after August 1, 2016 for violations occurring after November 2, 2015, and $10,957 to $21,916 per false claim or statement for penalties assessed after February 3, 2017 for violations occurring after November 2, 2015). Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.

•	The federal False Statements Statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services.

•	The federal Civil Monetary Penalties Law authorizes the imposition of substantial civil monetary penalties against an entity, such as a pharmaceutical manufacturer, that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment.

•	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), which imposes requirements on certain types of people and entities relating to the privacy, security, and transmission of individually identifiable health information, requires notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

•	The federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members, which is published in a searchable form on an annual basis;

•	State laws comparable to each of the above federal laws, such as, for example, anti-kickback and false claims laws that may be broader in scope and also apply to commercial insurers and other non-federal;

•	Payors requirements for mandatory corporate regulatory compliance programs, and laws relating to patient data privacy and security. Other state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts;

•	In the European Union, the General Data Protection Regulation, or GDPR,—Regulation EU 2016/679—was adopted in May 2016 and became applicable on May 25, 2018, or GDPR. The GDPR further harmonizes data protection requirements across the European Union member states by establishing new and expanded operational requirements for entities that collect, process or use personal data generated in the European Union, including consent requirements for disclosing the way personal information will be used, information retention requirements, and notification requirements in the event of a data breach;

•

The California Consumer Privacy Act of 2018, or CCPA, effective as of January 1, 2020, gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, that is expected to increase data breach litigation.

•

In addition, failure to comply with the Israeli Privacy Protection Law of 1981, and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions.

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

Our competitors currently include companies with marketed products and/or advanced clinical programs. The majority of our competitors include, but are not limited to, Intercept Pharmaceuticals, Inc., Gilead Sciences, Inc., Allergan, Plc. (through an acquisition of Tobira Therapeutics Inc.), Genfit, Madrigal Pharmaceuticals Inc., Shire, Novartis, Novo Nordisk and Viking Therapeutics among others. See also “Item 4. Information on the Company—Competition.” Moreover, several additional companies have reported the commencement of research projects and proof-of-concept trials related to NASH, including those mentioned in the preceding sentence.

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

Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to recruit, attract, retain, manage and motivate qualified senior executive officers with adequate operational, scientific and technical experience. The loss of the services of our senior executive officers, including our President, Chief Executive Officer, our Chief Medical Officer, and our Chief Scientific Officer, or the inability to hire or retain experienced management personnel, could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our senior executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner.

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

Section 404 of the Sarbanes-Oxley Act requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to continue to comply with these requirements.  During the course of our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall.

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

We may experience rapid and substantial growth in order to achieve our operating plans, which will place a strain on our human and capital resources. Successful implementation of our business plan will require management of growth, which will result in an increase in the level of responsibility for management personnel. Although we have a relatively small number of employees, in preparation for the ARMOR Study we increased the size of our organization, and we expect to continue to increase, our operations, including expanding our employee base of managerial, operational, clinical and financial personnel. Any future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. To that end, we must be able to, among other things:

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

We or the third parties upon whom we depend may be adversely affected by natural disasters and/or health epidemics, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage, health epidemic or other event occurred that prevented us from using all or a significant portion of our office, manufacturing and/or lab spaces, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time.

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China and began spreading to various parts of the world. In particular, certain of our trial sites in our ARMOR Study are based in areas currently affected by coronavirus. Epidemics such as this can adversely impact our business as they can cause disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chain, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of coronavirus, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, our clinical activities in South Korea and China have been halted and at some of our European sites certain activities are being cancelled and key trial personnel are going into quarantine. It is too early to assess the full impact of the coronavirus outbreak on the ARMOR Study but coronavirus may affect our ability to complete recruitment in our original timeframe. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. A health epidemic or other outbreak, including the current coronavirus outbreak, may materially and adversely affect our business, financial condition and results of operations.

The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

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

The composition of matter patents directed to Aramchol expired on March 25, 2019 worldwide. We will not be able to submit an NDA seeking approval of Aramchol (free acid) prior to the composition of matter patents’ expiration date. However, because Aramchol is regarded as a new chemical entity, or NCE, following approval of an NDA, if we are the first applicant to obtain NDA approval, we may be entitled to up to five years of patent term extension in the United States with respect to such NCE, and provided that the use patent with respect to Aramchol in the treatment of fatty liver will still be in force when the approval of the NDA is received from the FDA. The non-extended patent term for such use patent, is due to expire on April 15, 2022 worldwide and on April 17, 2021 in Israel. The U.S. patent was extended by a patent term adjustment of 567 days, resulting in an effective expiration date in the U.S. of November 3, 2023. Analogous mechanisms for protecting the interests of innovator drug companies to compensate for regulatory review and other hurdles they must overcome, of varying duration, may be available in Europe and other foreign jurisdictions. In addition, a term of data exclusivity of up to 5 years will be available for the first approved clinical use of this NCE in the U.S., if Aramchol receives regulatory approval. Although we believe that we may be able to protect our exclusivity in our field of activity through such use patent portfolio and such period of exclusivity, the lack of composition of matter patent protection may diminish our ability to maintain a proprietary position for its intended uses of Aramchol. Moreover, we cannot be certain that we will be the first applicant to obtain an FDA approval for any indication of Aramchol and we cannot be certain that we will be entitled to NCE exclusivity.”

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

As part of our research and development studies, we have confirmed that several Aramchol salts have improved solubility as compared to the existing form of Aramchol acid. In 2014, we submitted new patent applications to protect such salts and we will need to conduct an appropriate bioequivalence study, or studies, of the biological equivalence of two proprietary preparations of a drug.

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

In addition, under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patent Law. Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

• •

future issuances of ordinary shares or other securities; and

natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the recent coronavirus outbreak), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

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

Our President and Chief Executive Officer, along with our principal shareholders, beneficially own approximately 19.2% of our outstanding ordinary shares, as of February 28, 2020. Therefore, our principal shareholders will be able to exert significant control over matters submitted to our shareholders for approval.

Our President and Chief Executive Officer, along with our principal shareholders, currently beneficially own approximately 19.2% of our outstanding ordinary shares as of February 28, 2020. Therefore, our principal shareholders will be able to exert significant control over matters submitted to our shareholders for approval. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning stock in companies with controlling shareholders.

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

We may seek additional capital through a combination of private and public equity offerings, “at-the-market” issuances, equity-linked and structured transactions, debt (straight, convertible, or otherwise) financings, collaborations and licensing arrangements. Under our existing “at the market” equity offering program, or the ATM Offering, as of December 31, 2019, we may sell, from time to time, up to approximately $32.0 million of additional ordinary shares. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us. Depending upon market liquidity at the time, additional sales of shares registered at any given time could cause the trading price of our ordinary shares to decline.

Our U.S. shareholders may suffer adverse tax consequences due to our classification as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average value of our assets is attributable to assets that are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based upon our review of our financial data, we believe that we were a PFIC for our 2019 taxable year and expect to be a PFIC for the 2020 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2020 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder (as defined below) owns ordinary shares, such U.S. Holder could face adverse U.S. federal income tax consequences. For example, such U.S. Holder could be subject to additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition of our shares, whether or not we continue to be characterized as a PFIC. Certain adverse consequences of PFIC status can be mitigated if a U.S. Holder makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. Upon request, we expect to provide the information necessary for U.S. Holders to make “qualified electing fund elections” if we are classified as a PFIC. Each investor is urged to consult its tax advisor with respect to the application of the PFIC rules. See also “Item 10. Additional Information—E. Taxation— Certain U.S. Federal Income Tax Considerations.”

If the securities analysts that currently cover our stock, or will do so in the future, or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could be negatively impacted.

The trading market for our ordinary shares is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who do cover, or may cover us in the future, adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who cover us cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could negatively impact our share price or trading volume.

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

We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of the Nasdaq Capital Market, on which our ordinary shares are traded, and other applicable securities rules and regulations. The Exchange Act requires that we file periodic reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and the Nasdaq Capital Market may also impose various additional requirements on public companies. As a result, we incurred and will continue to incur additional legal, accounting and other expenses that we did not incur as a privately-held company, particularly since, as of December 31, 2019, we are no longer considered an “emerging growth company” as defined in the JOBS Act. Further, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our development plans. We have made and will continue to make changes to our corporate governance standards, compensation policy, disclosure controls and financial reporting and accounting systems to meet our reporting obligations and applicable law. The measures we take, however, may not be sufficient to satisfy our obligations as a public company, which could subject us to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

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

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. Israel’s most recent general elections were held on April 9, 2019, September 17, 2019 and March 2, 2020. The uncertainty surrounding the results of the recent elections may continue. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects.

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

Our functional currency is the U.S. dollar. We incur expenses in U.S. dollars, Euros and New Israeli Shekels, or NIS. As a result, we are exposed to the risks that the Euro and the NIS may appreciate relative to the U.S. dollar, or, if either the Euro and the NIS devalue relative to the U.S. dollar, that the inflation rate in the EU and in Israel may exceed such rate of devaluation of the Euro and the NIS, or that the timing of such devaluation may lag behind inflation in the EU and in Israel. In any such event, the U.S. dollar cost of our operations in the EU and in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2019 was $1.00 = Euro 0.89 and $1.00 = NIS 3.56. We cannot predict any future trends in the rate of inflation in the EU and in Israel or the rate of devaluation, if any, of either the Euro or the NIS against the U.S. dollar. As of the date hereof, neither the inflation rate in the EU nor in Israel has exceeded the rate of devaluation of the Euro or the NIS, respectively, during the calendar years 2017, 2018 or 2019.

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

Moreover, the classification of our Board into three classes with terms of approximately three years each, per our Articles, the requirement of affirmative vote of at least 75% of the voting rights of the Company represented personally or by proxy and voting thereon at a general meeting in order to amend or replace our Articles, together with the other provisions of the Articles and Israeli law, could deter or delay potential future merger, acquisition, tender or takeover offers, proxy contests or changes in control or management of the Company.

It may be difficult to enforce a judgment of a United States court against us, our officers, directors and the Israeli experts named in this annual report in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers, directors and these experts.

We were and continue to be organized in Israel. Most of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, our shareholders may not be able to collect any damages awarded by either a United States or foreign court.

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

On February 2, 2014, we underwent the Reorganization, pursuant to which all of our intangible assets (including our intellectual property) were transferred from GIL to GRD. The Reorganization was effectuated by share transfers and asset transfers, resulting in the Company as the parent company and 100% equity-owner of the following companies: (1) GRD, which holds all the Group’s intellectual property, including the Company’s patent portfolio; (2) GIL, which is an inactive company; and (3) GTTI, which was liquidated in 2017. GIL held GMR, which became an inactive company in 2015 and was liquidated in February 2019. The Reorganization was conducted in order to simplify our capital structure, reduce our operating cost and to improve our ability to raise funds. Immediately prior to the Reorganization, all our shareholders collectively held 9,739 ordinary shares of GHI. In connection with the Reorganization, and in accordance with the Tax Pre-Ruling, we issued to all such shareholders ordinary shares of the Company, such that upon the Reorganization all our shareholders collectively held 7,099,731 ordinary shares of the Company, in the same proportion among all shareholders, which reflected a ratio of 729 ordinary shares of the Company for each ordinary share of GHI.

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

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://sec.gov. We use our website (http://www.galmedpharma.com) as a channel of distribution of Company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this annual report.

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

In April 2019, we completed our End-of-Phase 2 meeting with the FDA and reached general agreement on key aspects of the Phase 3 development and registration plan for Aramchol and on the pivotal registration study ARMOR. In September 2019, we initiated our Phase 3 ARMOR Study to evaluate the efficacy and safety of Aramchol in subjects with NASH and fibrosis. In the first part of the study (Histology-Based), 1200 subjects will be treated with Aramchol or matching placebo for 52 weeks. The Histology-Based data will serve as the basis for the submission of a marketing authorization application under regulatory provisions of accelerated/conditional approval. We are working towards NDA submission during the first half of 2023 with completion of enrollment for the first part of the study expected by the second quarter of 2021 and reporting of topline results for the first part by the fourth quarter of 2022.

Non-Alcoholic Fatty Liver Disease (NAFLD) / Non-Alcoholic Steato-Hepatitis (NASH)

It is estimated that the global prevalence of NAFLD, the precondition to NASH, is approximately 25% in the general population and much higher in certain high risk groups. This disease is also now recognized as one of the most common liver disorders, and a significant growing public health problem. In the US alone, 80-100 million people are said to be affected by NAFLD, and its prevalence is rapidly growing in parallel with metabolic syndromes, particularly obesity and diabetes.

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

Dose Splitting Pharmcokinetic Study (NCT03774173)

As a result of the dose response pattern observed in the ARREST Study, we recently conducted a Phase I, open-label, crossover PK study to assess whether dose splitting of Aramchol 600mg to twice daily 300mg will significantly increase plasma levels. 16 healthy subjects took part in two study periods. Eight subjects received each regimen in the first period and the alternate regimen in the second period. A PK profile was obtained over the dosing interval at steady state on day ten of each period.

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

Phase 3 ARMOR Study for Aramchol

In September 2019, we initiated the ARMOR Study, a Phase 3 pivotal study of Aramchol for the treatment of NASH, following a successful End-of-Phase 2 meeting with the FDA in April 2019 in which we reached general agreement on key aspects of the Phase 3 development and registration plan for Aramchol. The study design takes into consideration draft guidance issued by the FDA in December 2018 entitled “Noncirrhotic Nonalcoholic Steatohepatitis with Liver Fibrosis: Developing Drugs for Treatment”, or the “December Guidance”. We are working towards NDA submission during the first half of 2023 with completion of enrollment expected by the second quarter of 2021 and reporting of topline results for the first party of the study by the fourth quarter of 2022.

The following is a summary of our planned clinical trial design, which is subject to change.

The Phase 3 study is a double-blind, placebo-controlled, global study and is expected to be conducted in approximately 185 sites in the U.S., Europe and Latin America. The Phase 3 study is designed to evaluate the efficacy and safety of Aramchol in subjects with NASH and fibrosis stages 2-3 who are overweight or obese and have prediabetes or type 2 diabetes. A total of 2000 subjects will be randomized 2:1 to receive Aramchol 300mg BID or matching placebo. The study is designed to consist of two parts. In the first part (Histology-Based) 1200 subjects will be treated with Aramchol or matching placebo for 52 weeks. The Histology-Based data will serve as the basis for the submission of a marketing authorization application under regulatory provisions of accelerated/conditional approval. In the second part (clinically-based), all subjects will continue with the same treatment assignment until study completion to confirm clinical efficacy.

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

The following is a depiction of our study design:

Additional Pre-clinical and Clinical Studies Required for Regulatory Submissions

Toxicology Studies

Since the completion of the Phase 2a study, pre-clinical toxicology studies have been conducted to support our ongoing clinical programs and regulatory submissions. These studies were performed in compliance with the EMA’s ICH M3 (R2) guidelines. The toxicity program for Aramchol included repeat dose studies of up to six months in rats and up to nine months in dogs by oral administration, the intended route of administration in the clinical trials and beyond. The dose level of 1000 mg/kg/day in rats and 1500 mg/kg/day in dogs, which is the maximal feasible dose in both species showed no side effect and therefore the highest dose of the study was selected as the no-observed-adverse-effect-level, or NOAEL. There were no observations noted in the rat study. The findings in the dog study were limited to changes in plasma lipids, including decreases in total blood cholesterol levels, LDL, HDL and phospholipids, and a slight increase in the size of the adrenal glands, which were considered to be an extension of the primary pharmacology of Aramchol and non-toxic effects, and skin scales from week 13 onwards in all Aramchol-treated groups, with a dose-related incidence. After six months this was not accompanied by any microscopic alteration of the skin and therefore considered not toxicologically relevant. Results from the study show that after nine months the presence of scales in all Aramchol-treated groups was accompanied by minor test item-related microscopic findings in the skin: Hyperkeratosis of the epidermis, correlating to the scales, and keratin plugs in the hair follicles (in males at 750/500 and 1500 mg/kg). After a 12-week treatment-free recovery period, fewer scales were noted and microscopically there was partial recovery. As these findings were minor and no clinical symptoms like scratching were noted, these findings were considered not adverse.

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

No maximum tolerated doses were reached in the studies. Over 50-fold safety margin exposure was achieved in dogs but not in rats. However, for rats, at least three of the four ICH M3(R2) safety margin criteria were met, and for dogs all four criteria were met. Blood tests revealed a decrease in total blood cholesterol levels, including LDL, HDL and phospholipids, and there was a slight increase in the size of the adrenal glands of the dogs, which WIL Research assessed as a physiologic compensatory response to the decrease in blood cholesterol levels. WIL Research did not consider the decrease in blood cholesterol levels or the physiologic response of the adrenal glands as a toxic effect, but rather as a pharmacodynamic effect, which is a biochemical and physiological effect of the drug on the body. Based on the above, it was concluded that the overall safety data for Aramchol is sufficient to support the proposed Phase 2b clinical trial.

To support any potential future NDA, we have commenced or are planning to commence several safety studies. We have initiated a Phase I, open label study to evaluate the safety, tolerability and pharmacokinetics of Aramchol in subjects with hepatic impairment, with topline data from this study expected in the fourth quarter of 2020. We have also initiated a Phase I, open label study to assess the mass balance and absolute bioavailability of Aramchol in healthy male subjects, with first dosing expected in May 2020 and topline results expected in the fourth quarter of 2020. We plan to initiate by the second half of 2020 a Phase I placebo controlled, double blind, randomized study to assess cardiac repolarization of Aramchol, with completion expected in the first quarter of 2021. Additionally, the FDA agreed to an initial pediatric study plan for the evaluation of Aramchol for the treatment of NASH in the pediatric population with a view to commencing a series of pre-clinical and clinical studies beginning in 2020.

In addition, we are conducting carcinogenicity studies to identify whether Aramchol has any tumorigenic potential upon long-term administration in support of any future NDAs or MAAs. Under FDA guidance, we are required to perform two studies, one in rats and the other in mice. The carcinogenicity study in rats is a two year study which was initiated in February 2020. A transgenic mice study is planned to be initiated in 2021.

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

Our Competitive Strengths

We believe our key competitive strengths include the following:

•	A drug that targets the main NASH pathologies; steatosis, inflammation and fibrosis. We have generated data from animal models that lead us to believe that Aramchol targets all three main pathologies of NASH: steatosis, inflammation and fibrosis. The effect of Aramchol on fibrosis has shown to be indirect via reduction of steatosis and ballooning, and direct via reduction of collagen production from human hepatic stellate cells, the principle fibrogenic cell in hepatic fibrosis, and therefore has a potential to show significant results in NASH resolution without fibrosis worsening and/or fibrosis improvement without worsening of NASH.

•	600mg dose of Aramchol in ARREST Study demonstrated a significant effect on an endpoint that may currently constitute a primary endpoint for a Phase 3 trial to support an FDA marketing application. In our recently completed Phase 2b ARREST Study, significantly more patients treated with Aramchol 600mg vs. placebo achieved NASH resolution without worsening of fibrosis (16.7% vs. 5.0%; p=0.0514). Under current FDA guidance, resolution of NASH and no worsening of liver fibrosis on NASH may currently constitute one of two endpoints that support an FDA marketing application. We believe that if we observe a similar effect on patients in our ARMOR Study, then we believe Aramchol is well positioned to be approved by the FDA. Moreover, in a dose splitting study of 300mg administered twice daily, we observed significantly higher exposure which suggests a potential for even higher efficacy with higher exposure of Aramchol.

•	An orally delivered drug with a good safety profile. In its current formulation, Aramchol is administered orally as a tablet. Simple and convenient oral delivery is expected to lead to increased patient compliance. Together with Aramchol’s good safety profile, we believe that Aramchol is well positioned against the competition in the treatment of NASH, where some treatments under development may require intravenous delivery or may cause adverse events, such as itching or an increase in LDL, which can be highly inconvenient for patients with chronic diseases, such as NASH, and may result in low patient compliance. If approved, Aramchol may enable physicians to treat NASH patients with moderate to severe fibrosis in all stages of NASH for long periods of time.

•	Experienced team with extensive knowledge and expertise in drug development. The Galmed team is highly skilled, experienced, and professional, which enables product development in an efficient, cost effective manner to enable timely regulatory approval. We believe our management team, scientific advisors and personnel have extensive knowledge and experience in the treatment of liver diseases, developing FABACs, such as Aramchol, for the treatment of liver diseases and working with lipid molecules, which due to their special physiochemical characteristics, are difficult to synthesize, develop and work with. We believe that such knowledge and expertise makes us competitive in the fields of metabolic and liver diseases.

Our Strategy

Our strategy is to build a specialized biopharmaceutical company that develops, in a cost-effective manner, novel molecules from clinical stage to market readiness. We seek to create global partnerships with academic institutions and biotechnology or pharmaceutical companies to effectively collaborate in developing a portfolio and ultimately out-license Aramchol. Through this approach, we have successfully advanced Aramchol into various stages of clinical development. Key elements of our strategy include:

•	Continue advancing Aramchol through development as a first-in-class treatment for NASH. Following the recent completion of our Phase 2b ARREST Study, we are advancing Aramchol into a Phase 3 ARMOR Study with the goal of offering a first-in-class treatment for NASH.

•	Explore strategic partnerships for Aramchol in different geographies. We intend to strategically partner with pharmaceutical and healthcare companies that possess experience, resources and infrastructure to execute clinical trial(s), regulatory approval and/or market launch. As part of this strategy, in July 28, 2016, we signed a license agreement with Samil for the commercialization of Aramchol in Korea. See “Item 4. Information on the Company—Business Overview—Strategic Collaborations, Research Arrangements and Other Material Agreements—Samil Pharm. Co., Ltd.” for more information regarding the Samil Agreement. In addition, we are actively exploring strategic partnership opportunities in other Asian countries including China.

•	Investigate possible therapeutic combinations of Aramchol with drugs manufactured by others. We are seeking to co-develop Aramchol as a best in class drug with drugs manufactured by others in order to increase the commercial opportunities of Aramchol.

•	In-license, develop or acquire additional drug candidates. To diversify and expand our product pipeline, we are currently evaluating the acquisition or in-licensing of additional product candidates and technologies.

Strategic Collaborations, Research Arrangements and other Agreements

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

Upon the signing of the Samil Agreement, Samil paid the Company a gross upfront fee of approximately $2.1 million and in September 2018, we received a milestone payment of $1.5 million. Samil has also agreed to pay additional clinical and regulatory-based milestone payments, which may aggregate to an additional $4.5 million, as well as tiered, double-digit royalties payable on sales (lower if sales of a generic equivalent commence in the Territory).

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

Research and Option Agreement

We have entered into a research and option agreement with an academic institution to acquire a product candidate and pre-clinical research on the product candidate is currently ongoing.

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

Other companies, including, Intercept Pharmaceuticals, Inc. Gilead Sciences, Inc., Allergan (through its acquisition of Tobira Therapeutics Inc.) and Genfit S.A., have molecules currently in Phase 3 clinical development; Madrigal, Shire, Novartis, Novo Nordisk, Viking and others have molecules in Phase 2B clinical development for the treatment of NASH and the fibrosis associated therewith. There are a host of other potential competitors in earlier stages of clinical development relative to us for the treatment of NASH including, but not limited to, AstraZeneca, Bristol-Myers Squibb, and Novartis. In February 2019, Intercept Pharmaceuticals announced its Phase 3 results of their OCA drug for the treatment of liver fibrosis due to NASH and Intercept reported that it submitted an NDA to the FDA seeking accelerated approval of OCA for NASH and an MAA to the EMA. If approved, OCA will become the first approved NASH drug.

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

Patent Portfolio for Aramchol (First-in-Class Synthetic FABAC)

The patent portfolio for Aramchol contains nine patent families including patents and pending patent applications directed to composition of matter, manufacturing methods and methods of use. We own three U.S. patents, and corresponding foreign patents and pending patent applications, as detailed below.

The first patent family discloses and claims additional FABACs with different conjugation moieties, as well as the use of these and the compounds disclosed in the first patent family above, including Aramchol, in the treatment of fatty liver, reduction of serum cholesterol and treatment of hyperglycemia and diabetes. This patent family includes a U.S. patent directed to the treatment of fatty liver a U.S. patent directed to reduction of serum cholesterol by administering additional forms of FABACs, and a U.S. patent (Continuation-in-Part) directed to the treatment of hyperglycemia and diabetes. This patent family also includes two European patents, one patent which was validated in Austria, Belgium, Cyprus, Denmark, Finland, France, Germany Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom, and the second patent which was validated in Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Spain, Sweden, Switzerland, Turkey and the United Kingdom. The family also includes patents in Australia, Canada, China, Czech Republic, Azerbaijan, Belarus, Kyrgyzstan, Kazakhstan, Russian Federation, Indonesia, Japan, Korea, Israel, Mexico, New Zealand, Norway, Poland, Hungary and the Ukraine. A foreign patent application is pending in the Czech Republic. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended patent term for this patent family is due to expire on April 15, 2022, with the exception of the Israeli patent, which is due to expire on April 17, 2021. The terms of the U.S. patents in this family have been extended due to patent term adjustments of 567 days for U.S. Patent 7,501,403, which is directed to the treatment of fatty liver, and 24 days for U.S. Patent 8,110,564, which is directed to reduction of serum cholesterol, and 356 days for U.S. Patent 8,975,246, which is directed to disorders associated with altered glucose metabolism or insulin action.

A second patent family discloses the use of FABACs in the treatment, prevention and inhibition of progression of Alzheimer’s Disease, cerebral amyloid angiopathy and other brain diseases characterized by amyloid plaque deposits. This patent family includes an issued European patent that was validated in France, Germany, Switzerland and the United Kingdom. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire on February 1, 2030.

A third patent family directed to topical uses of FABAC compounds (anti-acne) was issued in Europe and validated in Germany, France, Italy, the Netherlands and the United Kingdom. If appropriate and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire on August 7, 2034.

A fourth patent family discloses and claims second generation FABAC salt compounds. This patent family includes a pending U.S. application and issued in Europe (validated in Albania, Austria, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, Greece, Hungary, Iceland, Italy, Latvia, Lithuania, Macedonia, Malta, Norway, Poland, Portugal, Romania, San Marino, Serbia, Slovakia, Slovenia,  Spain, Sweden, The Netherlands, Turkey, Belgium, France, Germany, Ireland, Luxembourg, Malta, Monaco, Switzerland and United Kingdom), China, Hong Kong, Israel and allowed in Japan, as well pending in Australia, Brazil, Canada, China, India and Korea. If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire on December 4, 2034.

A fifth patent family having one U.S. patent application, discloses and claims compositions comprising low doses of the second generation FABAC compounds. If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, he non-extended term for this patent family is due to expire on June 8, 2036.

A sixth family is directed to treatment for modulating gut microbiota using Aramchol. This patent family includes a pending U.S. application as well as foreign patent applications in Brazil, Canada, China, Europe, Israel, Japan and Mexico. If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire on January 19, 2037.

A seventh family and eighth family, both having PCT international applications filed in 2017 and two pending US applications, are directed to uses of Aramchol for treating and inhibiting fibrosis. The two PCT applications entered National Phase in Australia, Brazil, Canada, China, Europe, Hong-Kong, Israel, Japan, Korea and Mexico. If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term of this patent family is due to expire on November 10, 2037. In addition, a US Continuation-in-part claiming priority to all of the above applications was filed in November 2018 and claims the treatment and inhibition of fibrosis by a regimen of 300 mg of Aramchol twice daily. The improved bio-availability of Aramchol is supported by the pharmacological model based on the preclinical and the ARREST data.

A ninth family is directed to a combination therapy for treating fatty liver disease is covered by a PCT international application directed to combination of FABAC and at least one thyroid hormone receptor agonist or thyroid hormone mimetic. The PCT application is expected to enter National Phase by March 6, 2021. The patent term for this patent family is due to expire on September 3, 2039.

It is possible that the term of the patents issued in the United States within our fourth patent family directed to Aramchol salts, may be extended up to five additional years under the provisions of the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act. Patent term extension or supplementary protection certificates may be available in certain foreign countries upon regulatory approval. Independent of patent term extensions, five years of data exclusivity will be provided for this patent in the United States automatically from the day Aramchol receives regulatory approval, if it is approved, in the United States. The data exclusivity is solely for the indication tested, in this case presumably NASH. If we pursue commercialization of Aramchol in other jurisdictions, longer periods of data exclusivity of up to 11 years based on the EU "Bolar Scheme" may apply.

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

Further, according to the FDA, for NASH drugs approved on the basis of liver histology under the accelerated approval pathway, randomized, double-blind, placebo-controlled clinical trials designed to describe and verify the drug’s clinical benefit should be underway at the time of submission of the marketing application. Clinical benefit can be verified by demonstrating superiority to placebo in delaying disease progression measured by a composite endpoint.

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

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an approved NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the pre-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

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

On January 20, 2017, President Donald J. Trump was inaugurated as the President of the United States. President Trump has stated that he intends to “repeal and replace” the Affordable Care Act, and Congress has taken initial steps to repeal the law. In December 2017, Congress passed and the President signed into law tax reform legislation that made significant changes to the Affordable Care Act including the repeal of the “individual mandate” that was in place to strongly encourage broad participation in the health insurance markets. . On December 14, 2018, a federal district court in Texas ruled that the PPACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision which was then appealed to the United States Supreme Court. The U.S. Supreme Court declined to hear the appeal on an expedited basis and so no decision is expected until the next Supreme Court term in late 2020 or early 2021. We are not able to state with any certainty what will be impact of this court decision on our business pending further court action and possible appeals. Given these changes and other statements of political leaders, we cannot predict the ultimate impact on the Affordable Care Act and the subsequent effect on the pharmaceutical industry at this time

In addition, in some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for Aramchol or any future product candidates. Historically, products launched in the EU do not follow price structures of the United States and generally tend to be significantly lower.

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

The Physician Payment Sunshine Act, enacted in 2010 as part of the Affordable Care Act, requires manufacturers of pharmaceuticals and medical devices to annually report certain payments and other transfers of value to physicians and teaching hospitals, as well as investment interests held by physicians and their immediate family members. In recent years, several states in the United States have also enacted legislation requiring pharmaceutical companies to file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as establish marketing compliance programs. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. Failure to meet these requirements, to the extent they are applicable to our activities, could also result in a variety of governmental sanctions that could have a material adverse effect on our business.

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

Irrespective of whether the medicinal product is assessed centrally, de-centrally or through a process of mutual recognition, the medicinal product must be manufactured in accordance with the principles of GMP as set out in Directive2001/83/EC and Directive 2003/94/EC, or, Directive 2017/1572/EU that will replace Directive 2003/94/EC when the notice according Art. 82(3) Regulation 536/2014 will have been filed, which has been postponed several times and it is currently unclear when it will occur.

Directive 2003/94/EC and Volume 4 of the rules governing medicinal products govern GMP in the European community. Moreover, community law requires the clinical results in support of clinical safety and efficacy based upon clinical trials conducted in the European community to be in compliance with the requirements of Directive 2001/20/EC, which implements good clinical practice in the conduct of clinical trials on medicinal products for human use. Clinical trials conducted outside the European community and used to support applications for marketing within the EU must have been conducted in a way consistent with the principles set out in Directive 2001/20/EC. The conduct of a clinical trial in the EU requires, pursuant to Directive 2001/20/EC, authorization by the relevant national competent authority where a trial takes place, and an ethics committee to have issued a favorable opinion in relation to the arrangements for the trial. It also requires that the sponsor of the trial, or a person authorized to act on his behalf in relation to the trial, be established in the community. Directive 2001/20/EC will be replaced by Regulation (EU) No. 536/2014 on Clinical Trials in the near future. Although the Regulation entered into force on 16 June 2014, the timing of its application depends on the development of a fully functional EU clinical trials portal and database, which will be confirmed by an independent audit. The Regulation becomes applicable six months after the European Commission publishes a notice of this confirmation. Currently, an audit of the database is scheduled for the end of 2020, so entry into the application of the Regulation is not expected to occur in 2020. Once the new Regulation becomes applicable, clinical trials law in the EU will be further harmonized.

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

Our corporate headquarters are located at 16 Tiomkin Street, Tel Aviv, pursuant to a lease to occupy approximately 356 square meters of space. On March 22, 2015, GRD entered into the lease agreement with Mintz K. Construction Company for the corporate headquarters. The term of the lease is for four years with an option, at the election of GRD, for two additional years. The aggregate quarterly rental payment for four years, together with adjustments and the maintenance fees, is approximately NIS 33,055 plus VAT. On February 27, 2017, GRD entered into an addendum to the lease agreement pursuant to which GRD leased an additional 90 square meters for a space adjacent to the current premises, totaling 446 square meters. The fees for the additional space are payable quarterly in an aggregate amount of NIS 17,700 plus VAT. On August 9, 2018, GRD entered into an additional addendum to the lease agreement pursuant to which GRD leased an additional 144 square meters for a space adjacent to the current premises and provided for an additional option to extend the lease for two additional periods of one year each. The fees for the additional space are payable quarterly in an aggregate amount of NIS 28,800 plus VAT. On November 28, 2018, GRD exercised its option to extend for a further two years. The total quarterly fees for the total 590 square meters are NIS 119,271 plus VAT.

ITEM 4A. Unresolved Staff Comments.

None.

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

In April 2019, we completed our End-of-Phase 2 meeting with the FDA, and reached general agreement on key aspects of the Phase 3 development and registration plan for Aramchol and on the pivotal registration study ARMOR. In September 2019, we initiated our Phase 3 ARMOR Study to evaluate the efficacy and safety of Aramchol in subjects with NASH and fibrosis. In the first part of the study (Histology-Based) 1200 subjects will be treated with Aramchol or matching placebo for 52 weeks. The Histology-Based data will serve as the basis for the submission of a marketing authorization application under regulatory provisions of accelerated/conditional approval. We are working towards NDA submission during the first half of 2023 with completion of enrollment for the first part of the study expected by the second quarter of 2021 and reporting of topline results for the first part by the fourth quarter of 2022.

To date, we have not generated revenue from the sale of any product, excluding the licensing revenue we recorded in connection with the Samil Agreement, and we do not expect to generate any significant revenue other than the amortization of the upfront payments under the license agreement with Samil and of the subsequent royalties and/or milestones that may be earned in connection with the Samil Agreement or potential other license Agreements, unless and until we commercialize Aramchol, or license the product to additional third parties. As of December 31, 2019, the Company had an accumulated deficit of approximately $106.9 million.

Our financing activities are described below under “Liquidity and Capital Resources.” Obtaining approval of an NDA, MMA, or other similar application is an extensive, lengthy, expensive and uncertain process, and the FDA, EMA and other regulatory agencies may delay, limit or deny approval of Aramchol.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At December 31, 2019, we had current assets of $76.5 million, which is mainly comprised of cash and cash equivalents of $15.9 million, short-term deposits of $27.9 million and short-term investment securities of $31.6 million. This compares with current assets of $90.4 million at December 31, 2018, which is mainly comprised of cash and cash equivalents of $24.2 million, short-term deposits of $6.1 million and short-term investment securities of $60.0 million. We believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this annual report. However, we will continue to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop our research and development programs.

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

We expect our research and development expenses to increase in the future from current levels as we continue to advance our clinical product development into a pivotal stage trial and, potentially, the in-licensing of additional product candidates.

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

A.	Results of Operations

The table below provides our results of operations for the year ended December 31, 2019 as compared to the years ended December 31, 2018 and 2017.

	Year Ended December 31,
	2017	2018	2019
	(thousands)
Revenue	$1,085	$2,038	$-
Research and development expenses	9,650	8,313	18,180
General and administrative expenses	3,799	4,440	4,196
Operating loss	12,364	10,715	22,376
Financial income, net	(65)	(934)	(1,915)
Loss before income taxes	12,299	9,781	20,461
Income taxes	-	75	-
Net loss	$12,299	$9,856	$20,461
Comprehensive loss	$12,221	$9,860	$20,461
Basic and diluted net loss per share from continuing operations	$0.98	$0.54	$0.97

Revenue

During the year ended December 31, 2019, we had no licensing revenue, compared to $2.0 million of revenue for the year ended December 31, 2019.

Licensing revenue amounted to $2.0 million during the year ended December 31, 2018, compared to $1.1 million of revenue for the year ended December 31, 2017. The above-mentioned revenue resulted from the amortization of the upfront payment and a $1.5 million milestone payment received under the Samil Agreement.

Research and Development Expenses

Our research and development expenses amounted to approximately $18.2 million during the year ended December 31, 2019, representing an increase of approximately $9.9 million, or approximately 119%, compared to approximately $8.3 million for the year ended December 31, 2018. The increase primarily resulted from an increase in clinical studies in the amount of approximately $4.8 million and an increase in drug development expenses in the amount of approximately $2.5 million, related to continuing preparations and commencement of the ARMOR trial. We expect that research and development expenses will significantly increase through 2020 and beyond.

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

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $4.2 million for the year ended December 31, 2019, representing a decrease of approximately $0.2 million, or 5%, compared to approximately $4.4 million for the year ended December 31, 2018. The decrease primarily resulted from a decrease in salaries and benefits expenses of approximately $0.5 million due to lower year-end bonuses.

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

Operating Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to generate substantial operating revenues, our operating loss for the year ended December 31, 2019 was approximately $22.4 million, representing an increase in our operating loss of approximately $11.7 million, or approximately 109%, compared to approximately $10.7 million for the year ended December 31, 2018.

Our operating loss for the year ended December 31, 2018 was approximately $10.7 million, representing a decrease in our operating loss of approximately $1.7 million, or approximately 14%, compared to approximately $12.4 million for the year ended December 31, 2017.

Financial Income, Net

Our financial income, net, for the year ended December 31, 2019 was approximately $1.9 million, representing an increase of approximately $1.0 million, or approximately 111%, compared to approximately $0.9 million for the year ended December 31, 2018. The increase primarily resulted from an increase in interest income from marketable debt securities and short-term deposits, as compared to such income for the comparable period in 2018.

Our financial income, net, for the year ended December 31, 2018 was approximately $0.9 million, representing an increase of approximately $0.8 million, or approximately 800%, compared to approximately $0.1 million for the year ended December 31, 2017. The increase primarily resulted from an increase in interest income from marketable debt securities and short-term deposits, as compared to such income for the comparable period in 2018.

Net Loss

Our net loss for the year ended December 31, 2019 was approximately $20.5 million, representing an increase of approximately $10.7 million, or approximately 107%, compared to approximately $9.9 million for the year ended December 31, 2018. The increase primarily resulted from the above-mentioned increase in research development expenses.

Our net loss for the year ended December 31, 2018 was approximately $9.9 million, representing a decrease of approximately $2.4 million, or approximately 20%, compared to approximately $12.3 million for the year ended December 31, 2017. The decrease primarily resulted from the above-mentioned decrease in research and development expenses and as well as the increase in revenues due to the milestone payment received from Samil.

B.	Liquidity and Capital Resources

Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings.

We have incurred substantial losses since our inception. As of December 31, 2019, we had an accumulated deficit of approximately $106.9 million and working capital (current assets less current liabilities) of approximately $69.5 million. Due to our expectation that we will continue to not generate substantial revenues for the foreseeable future, we expect that losses will continue for the foreseeable future.

As of December 31, 2019, we had cash and cash equivalents of approximately $15.9 million, restricted cash of $0.1 million, short-term deposits of approximately $27.9 million and marketable debt securities of approximately $31.6 million invested in accordance with our investment policy, totaling approximately $75.6 in highly-liquid assets, as compared to cash and cash equivalents of approximately $24.2 million, short-term deposits of approximately $6.0 million and marketable debt securities of approximately $60.0 million invested in accordance with our investment policy, totaling approximately $90.2 in highly-liquid assets as of December 31, 2018. The decrease is mainly attributable to our $10.9 million negative cash flow from operations during the nine months ended September 30, 2019.

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

Cash Flow from Operating Activities

We had negative cash flow from operating activities of approximately $14.9 million for the year ended December 31, 2019 as compared to a negative cash flow from operating activities of approximately $9.0 million for the year ended December 31, 2018. The negative cash flow from operating activities for the year ended December 31, 2018 was mainly attributable to our net loss of approximately $20.5 million, partially offset by an increase in trade payables of approximately $4.2 million

We had negative cash flow from operating activities of approximately $9.0 million for the year ended December 31, 2018 as compared to a negative cash flow from operating activities of approximately $12.1 million for the year ended December 31, 2017. The negative cash flow from operating activities for the year ended December 31, 2018 was mainly attributable to our net loss of approximately $9.9 million.

Cash Flow from Investing Activities

We had positive cash flow from investing activities of approximately $6.7 million for the year ended December 31, 2019 as compared to a negative cash flow from investing activities of approximately $60.0 million for the year ended December 31, 2018. The positive cash flow from investing activities for the year ended December 31, 2019 was primarily due to the net sale of marketable securities in the amount of approximately $28.5 million, partially offset by the net investment in short-term deposits in the amount of approximately $18.5 million.

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

Cash Flow from Financing Activities

We had positive cash flow from financing activities of approximately $0.1 million for the year ended December 31, 2019 as compared to a positive cash flow from financing activities of $80.2 million for the year ended December 31, 2018. The positive cash flow from financing activity for the year ended December 31, 2019 was mainly due to the net proceeds from exercise of options.

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

F.	Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2019.

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Facility leases (1)	$546	$173	$373	$-	$-
Car leases	11	-	-	-	-
Total	$558	$184	$373	$-	$-

(1)	For a more detailed description of the facility leases, see “Description of Property and Facilities” above.

We enter into contracts in the ordinary course of business with CROs for clinical trials and clinical supply manufacturing and with vendors for pre-clinical research studies and other services and products for operating purposes, which generally provide for termination within 30 to 90 days of notice, and therefore are cancelable contracts and not included in the Contractual Obligations table above. We have included as purchase obligations our commitments under agreements to the extent they are quantifiable and are not cancelable.

Other than as described above, we did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2019.

ITEM 6. Directors, Senior Management and Employees.

A.	Directors and Senior Management.

Set forth below is information concerning the directors, senior management and executive officers of the Company as of February 28, 2020, the latest practicable date for inclusion in this annual report. The business address for each of our directors, senior management and corporate officers is c/o Galmed Pharmaceuticals Ltd., 16 Tiomkin St., Tel Aviv 6578317, Israel.

Name	Age	Position

Allen Baharaff	55	President and Chief Executive Officer, Class II Director

Dr. Tali Gorfine	50	Chief Medical Officer

Dr. Liat Hayardeny	53	Chief Scientist Officer

Yohai Stenzler	37	Chief Financial Officer

Guy Nehemya	35	Chief Operating Officer

David Sidransky, M.D.(1)(2)(3)(4)(5))	58	Lead Independent Director and Chairman of the R&D Committee

William Marth(1)(2)(5)	65	Class III Director, Chairman of our Nomination Committee

Shmuel Nir(2)(3)(4)	57	Class I Director

Tali Yaron-Eldar(2)(3)(4)(5)	55	Chairman of our Audit Committee, Chairman of our Remuneration Committee

Prof. Ran Oren, M.D.	67	Class III director

Carol L. Brosgart, M.D.(2)	68	Class I Director

Marshall Heinberg	62	Class II Director

(1)	A member of our research & development committee.

(2)	Independent director under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board.

(3)	A member of our audit committee.

(4)	A member of our remuneration committee.

(5)	A member of our nomination committee.

Allen Baharaff, our President and Chief Executive Officer of our Board, co-founded the Group in 2000, served as the Chief Financial Officer of GHI from 2000 until January 2015, and has served as our Chief Executive Officer since January 2012 and as our President since March 2015. Previously, he held a senior executive position at Isramex Projects Ltd., an energy project financing company, and Managing Director of T+M Trusteeship & Management Services (Israel) Ltd., a subsidiary of a Swiss company providing trust and similar services. Since 2005, Mr. Baharaff serves as a Director of the Rubin Museum. Mr. Baharaff holds a Bachelor of Science degree in economics from the London School of Economics, University of London and LLB and MA degrees from Cambridge University. Since 1993, Mr. Baharaff has been a member of the Israel Bar Association.

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

Dr. Liat Hayardeny, our Chief Scientific Officer joined the Company in September 2016 bringing more than 17 years of experience in drug development at all stages as part of Teva Pharmaceuticals’ global Research and Development Division. Prior to joining Galmed, Dr. Hayardeny served as Teva’s Senior Director and Head of Research Scientific Affairs. In that capacity, Dr. Hayardeny established the scientific positioning of Teva’s innovative compounds. Additionally, Dr. Hayardeny was responsible for Teva’s relationship with institutions of higher education; managing Teva’s global research collaborations and publications. Dr. Hayardeny holds a Ph.D. from Sackler School of Medicine and an MBA from Recanati Business School at Tel Aviv University.

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

Guy Nehemya, our Chief Operating Officer, has served in such capacity since January 1, 2019 and prior to that as Vice President, Operations since March 2017. Mr. Nehemya joined the Company in October 2013 as the Company's Director of Operations, after completing his internship at Agmon, Rosenberg, HaCohen & Co. Law Offices. Mr. Nehemya was a key member of management during the Company’s initial public offering and execution thereof. Mr. Nehemya holds a LL.B. from the College of Management and is currently completing his MBA degree at the IDC Herzliya. Mr. Nehemya has been a member of the Israeli Bar Association since 2012.

David Sidransky, M.D., the chairman of our Nomination Committee, joined our Board in June 2014, originally as an external director. Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He serves as the Director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins University. He is a Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at John Hopkins University and Hospital. Dr. Sidransky has written over 500 peer-reviewed publications and has contributed to more than 60 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award and 2017 Team Award presented by the American Association of Cancer Research. Dr. Sidransky has served as Vice Chairman of the Board of Directors of ImClone. He is Chairman of the Board of Advaxis Inc., and Tamir Biotechnology and is a lead director at Champions Oncology and on the board of directors of Orgenesis. He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In addition, Dr. Sidransky served as Director of American Association for Cancer Research from 2005 to 2008. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.

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

Tali Yaron-Eldar the chairman of our audit committee and remuneration committee, joined our Board in March 2014, originally as an external director. Ms. Yaron-Eldar is an Israeli attorney specializing in taxation and co-founded Yaron-Eldar, Paller, Schwartz & Co., Law Offices, in January 2013. Prior to January 2013, she was a partner at the law firm of Tadmor & Co. from March 2007 until December 2012 and a partner at the law firm of Cohen, Yaron-Eldar & Co. from 2004 until March 2007. From January 2004 until January 2008, Ms. Yaron-Eldar served as the Chief Executive Officer of Arazim Investment Company and she has also served in a variety of public positions, including as the Chief Legal Advisor of the Customs and V.A.T department of the Finance Ministry of the State of Israel from 1998 to 2001 and as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel from 2002 to 2004. Ms. Yaron-Eldar also serves as a director of a number of public companies, including Rossetta Genomics Ltd., Medtechnica Ltd., Magicjack Vocaltec Ltd., Lodgia Rotex Investments Ltd., Arko Holdings Ltd., Greenergy Renewable Energy Ltd., GO.D.M Investments Ltd., and Tadea Technological Development and Automation Ltd among others. Ms. Yaron-Eldar holds an M.B.A. specializing in finance from Tel Aviv University which was awarded in 1995 and an LL.B. from Tel Aviv University which was awarded in 1987. Ms. Yaron-Eldar is also a member of the Israeli Bar Association.

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

Carol L. Brosgart, M.D. joined our Board on June 7, 2017. Dr. Brosgart served as a member of Tobira Therapeutics’s Board of Directors from 2009 until it was acquired by Allergan in 2016 and on the Board of Juvaris, a vaccine company. Since January 2018, she serves on the Board of Directors of Abivax, a biotechnology company, headquartered in Paris, working on HIV Cure and inflammatory diseases. Dr. Brosgart serves as a consultant to Dynavax, Allergan and a number of biotechnology companies in the areas of liver diseases and infectious diseases and on the Board of Enochian, focusing on HIV Cure. Dr. Brosgart currently serves on the Steering Committee of the National Viral Hepatitis Roundtable, the Executive Committee of the Forum for Collaborative Research, the Steering Committee of the HBV Cure Group at the Forum, and is on the Board of Directors of the Hepatitis B Foundation and the Northern California American Liver Foundation and the Board of Berkeley Community Scholars. She is active in the public policy arena for AASLD and IDSA/HIVMA. Dr. Brosgart served as Senior Advisor on Science and Policy to the Division of Viral Hepatitis at the CDC and to the Viral Hepatitis Action Coalition at the CDC Foundation from 2011 to 2013. Dr. Brosgart has also served as a member of the clinical faculty of the School of Medicine at the University of California, San Francisco for the past four decades, where she is a Clinical Professor of Medicine, Biostatistics and Epidemiology in the Division of Global Health and Infectious Diseases. In 2011, Dr. Brosgart served as Chief Medical Officer at biotechnology company Alios BioPharma, Inc. Prior to Alios, Dr. Brosgart served as Senior Vice President and Chief Medical Officer of Children’s Hospital & Research Center in Oakland, California, from 2009 until February 2011. Previously, she served for eleven years, from 1998 until 2009, at the biopharmaceutical company Gilead Sciences, Inc., where she held a number of senior management roles, most recently as Vice President, Public Health and Policy and earlier as Vice President, Clinical Research and Vice President, Medical Affairs. Prior to Gilead, Dr. Brosgart was the Medical Director of the East Bay AIDS Center in Berkeley, California (1987-1998) and the Medical Director of the Central Health Center for the Alameda County Public Health Department (1978-1987). Dr. Brosgart received a B.S. in Community Medicine from the University of California, Berkeley and received an M.D. from the University of California, San Francisco. Her residency training was in pediatrics, public health and preventive medicine at UCSF and UC Berkeley School of Public Health. She has published extensively in the areas of HIV, HBV, CMV, and liver disease.

Marshall Heinberg joined our Board on October 14, 2018. Mr. Heinberg has extensive experience relevant to us and insight into the global capital markets and has worked with several life science and technology companies. Mr. Heinberg serves as a Senior Advisor to Burford Capital and is the founder and Managing Director of MAH Associates, LLC, which provides strategic advisory and consulting services to various companies, including the Company since 2013. Mr. Heinberg serves on the Board of Union Carbide Corporation and of ChannelAdvisor, a software company (NYSE: ECOM), since July 2019 and December 2019, respectively. From April 2017 to December 2019, Mr. Heinberg has served on the board of directors of Ecology and Environment (NasdaqGM: EEI) and was its Executive Chairman of the Board of Directors up until the time that EEI was acquired by WSP. Since January 2010, Mr. Heinberg has served on the board of directors of Universal Biosensors (UBI.AX). Mr. Heinberg began his investment banking career in 1987 in the Corporate Finance Division of Oppenheimer & Co, Inc., which was acquired by Canadian Imperial Bank of Commerce (CIBC) in 1997. Mr. Heinberg served as Head of the Investment Banking Department and as a Senior Managing Director of Oppenheimer & Co. Inc. from 2008 until 2012, and as the U.S. Head of Investment Banking at CIBC World Markets from 2001 until 2008. Mr. Heinberg has also served as a director of National Financial Partners Corp., a business that provided advisory and brokerage services to corporate and high net worth individual clients in the United States and Canada until the company was acquired by Madison Dearborn in July 2013. Prior to joining Oppenheimer, Mr. Heinberg practiced corporate law for approximately four years. Mr. Heinberg has a B.S. in economics from the Wharton School at the University of Pennsylvania and a J.D. from Fordham Law School.

There are no family relationships between any director or executive officer. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or executive officer was selected as a director or member of senior management, as the case may be.

Scientific Advisory Board

We seek advice from our Scientific Advisory Board generally on scientific and medical matters. Our Scientific Advisory Board includes the following: Professor Vlad Ratziu from the University Pierre et Marie Curie in Paris, France and coordinator of the EU FP7 FLIP consortium; Professor Scott Friedman from the Icahn School of Medicine at Mount Sinai in New York, United States; Professor Arun Sanyal, from the Virginia Commonwealth University in Richmond, Virginia; Professor Rohit Loomba, from the University of California San Diego School of Medicine in San Diego, California; and Professor Jose Mato, from CIC bioGUNE Spain.

B.	Compensation.

Certain Approvals Required for Office Holders’ Compensation of the Companies Law

Pursuant to the Companies Law, the Company is required to adopt a compensation policy regarding the terms of office and employment of its Office Holders (as such terms are defined below), which includes exemption and release of the Office Holders from liability for breach of his or her duty of care to the Company, an undertaking to indemnify the Office Holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid, or the Terms of Office and Employment. The Company’s current compensation policy with respect to the Terms of Office and Employment of the Company’s Office Holders, or the Compensation Policy, was approved by the Board in April 2017 after considering the recommendations of the remuneration committee and was adopted by the Company’s shareholders in June 2017. Also, as required by the Companies Law, we intend to seek approval for a revised compensation policy at the annual general shareholders meeting which will take place in 2020.

The term ‘Office Holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of February 28, 2020, the latest practicable date for inclusion in this annual report, in addition to the eight members of the Board (including the Company's President, Chief Executive Officer and Chairman), the Company considers four other individuals, including the Chief Medical Officer, Chief Scientist Officer, Chief Financial Officer, and Chief Operating Officer to be Office Holders.

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

Aggregate Executive Compensation

The aggregate compensation, including share-based compensation, paid by us to all of our Office Holders as a group, with respect to the year ended December 31, 2019, was approximately $3.6 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement, vacation or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to Office Holders, and other benefits commonly reimbursed or paid by companies in our industry. In addition to the eight members of the Board (including the Company's President and Chief Executive Officer), the Company considers four other individuals, namely the Chief Medical Officer, Chief Scientist Officer, Chief Financial Officer and the Chief Operating Officer, to have been Office Holders in 2019.

As of December 31, 2019, options to purchase 1,949,430 of our ordinary shares granted to our Office Holders as a group were outstanding, of which options to purchase 1,348,388 of our ordinary shares have vested, with a weighted average exercise price of $4.90 per ordinary share.

As of December 31, 2019, 1,876 restricted stock units (RSUs) granted to our Office Holders as a group were outstanding. For outstanding equity-based awards granted to our Office Holders, see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

Individual Compensation of Covered Executives

The following table sets forth the compensation granted to the five most highly compensated Office Holders during or with respect to the year ended December 31, 2019. All amounts reported in the table reflect the cost to the Company, as recognized in its financial statements for the year ended December 31, 2019. The five individuals for whom disclosure is provided are referred to herein as “Covered Executives.”

Information Regarding the Covered Executives	Compensation for Services(1)
Name and Principal Position(1)	Base Salary ($)	Benefits and Perquisites ($)(2)	Cash Bonus ($)(3)	Equity-Based Compensation ($)(4)	Other ($)(5)	Total ($)
Allen Baharaff (President and Chief Executive Officer)	486,043	139,336	119,477	484,844	40,000	1,269,700
Dr. Tali Gorfine (Chief Medical Officer)	161,593	40,965	39,722	147,405	-	389,686
Dr. Liat Hayardeny (Chief Scientific Officer)	161,593	41,206	39,722	146,082	-	388,604
Yohai Stenzler (Chief Financial Officer)	96,956	34,554	23,833	162,466	-	317,809
Guy Nehemya (Chief Operating Officer)	96,956	31,623	36,854	129,467	-	294,900

(1)	The above-mentioned executives are all full-time employee of the Company. Cash compensation amounts denominated in currencies other than the Dollar were converted into Dollars at an exchange rate of NIS 3.56 = $1.00, which reflects the average conversion rate for fiscal year ended December 31, 2019.

(2)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car allowance, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security and other benefits and perquisites consistent with the Company’s policies.

(3)	Amounts reported in this column refer to the cash bonuses provided by the Company with respect to 2019, which have been provided for in the Company’s financial statements for the year ended December 31, 2019 (including if such bonuses were paid in 2020). They exclude bonuses paid in 2019 which were provided for in the Company’s financial statements for previous years. Cash bonuses are paid in accordance with the Company’s 2019 Annual Cash Bonus Plan and are intended to promote the Company’s work plan and business strategy by rewarding officers for achievement of the Company’s business and financial goals through teamwork and collaboration. Key performance indicators which are factored into cash bonus determinations are individual specific and may include: (i) major progress in research and development stages, (ii) the execution of in/out-license transactions, (iii) the execution of strategic collaboration agreements, and (iv) raising funds throughout public offering or a private placement.

(4)	Amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2019 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 to the Financial Statements. For outstanding equity-based awards granted to Covered Executives see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

(5)	Amounts reported in this column include payments made with respect to the year 2019 and recorded in the financial statements for the year ended December 31, 2019 relating to directors’ fees.

Compensation of Directors

As approved by our shareholders at our 2019 annual meeting of shareholders, in connection with their services as directors of the Company, each of our directors from time to time, is entitled to an annual payment of $40,000, plus value-added tax, or VAT, if applicable, and with respect to an expert external director (if applicable), $50,000 plus VAT, payable quarterly at the end of each quarter. Our Board has determined that each of Mr. Nir, Ms. Yaron-Eldar, Mr. Heinberg and Dr. Sidransky are entitled to receive compensation as an ‘expert external director’. The compensation of external directors is also subject to the provisions of the Israeli regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors. See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors” and “Item 7. Major Shareholders and Related Party Transactions—C. Related Party Transactions” below.

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

Employment Agreement with Our President and Chief Executive Officer

On December 30, 2013, we entered into a personal employment agreement with our controlling shareholder, Mr. Allen Baharaff who serves as our president and chief executive officer and as the chairman of our Board, as amended on March 15, 2016, July 20, 2017 and August 1, 2019, which provides that Mr. Baharaff’s terms of office and employment are for an undefined term, subject to re-approval under the Companies Law and termination in accordance with the terms of the employment agreement.

Under the terms of his employment agreement, Mr. Baharaff is entitled to a gross monthly salary of NIS 143,375. In addition, Mr. Baharaff will be entitled to the following cash bonuses based on achievement of qualitative and quantitative performance goals and objectives: (i) an annual cash bonus in an amount of up to nine times his monthly base salary, to be determined based on the achievement of certain qualitative and quantitative performance goals and objectives set by our Board and approved by our shareholders; (ii) upon execution of a Strategic Agreement (as defined below), Mr. Baharaff will be entitled to receive, subject to the discretion of the Board, a cash bonus in an amount of up to twelve times his monthly base salary. A “Strategic Agreement” means: a license agreement or any other strategic agreement (i.e. research and development, manufacture, distribution, etc.) for the U.S., Europe, Japan or China; (iii) upon consummation of a fund raising (excluding funds received from a Strategic Agreement), Mr. Baharaff will be entitled to receive, subject to the discretion of the Board, a cash bonus in an amount of up to ten times his monthly base salary if the funds received by the Company are between $8 Million to $10 million and up to twelve times his monthly base salary if the funds received by the Company are $10 million or more; (iv) upon a Change of Control Event (as defined below), Mr. Baharaff will be entitled to receive, subject to the discretion of the Board, a cash bonus in an amount of up to twelve times his monthly base salary. A “Change of Control Event” means: (a) the acquisition of the Company by another entity or individual or group of individuals by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, share purchase or consolidation), unless the Company’s shareholders of record as constituted immediately prior to any such transaction will, immediately after such transaction (by virtue of securities issued as consideration for the Company’s share capital, assets or otherwise) hold more than 50% of the voting power of the surviving or acquiring entity; or (b) a sale of all or substantially all of the assets of the Company.

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

We are incorporated in Israel, and, therefore, we are subject to various corporate governance practices under Israeli law relating to such matters as external directors (if required), independent directors, audit committees, remuneration committees and internal auditors. These Israeli law requirements are in addition to the requirements of the Nasdaq Listing Rules and other relevant provisions of U.S. securities laws. Under such Nasdaq Listing Rules, a foreign private issuer may generally follow its home country practices for corporate governance in lieu of such comparable listing rules’ requirements, except for certain matters such as composition and responsibilities of the audit committee and the SEC-mandated standards for the independence of its members. See below under “Item 16G. Corporate Governance” for further information.

Membership of the Board

Our Articles provide that the minimum number of members of the Board is three and the maximum number of members is eleven. The Board is presently comprised of eight members. Under the Regulation, companies with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law so long as the company satisfies the applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees.

In March 2020, our Board adopted the exemption under the Regulation, and our directors in office who were elected and classified as external director, Ms. Tali Yaron-Eldar and Mr. David Sidransky, are no longer classified as such under the Companies Law. The transition rules set forth under the Regulation provide that such former external directors have the right to remain in office as company directors at their option after the exemption under the Regulation is adopted until the earlier of such director’s original end of term of office or the second annual meeting of shareholders after the adoption of the exemption under the Regulation. Ms. Yaron-Eldar’s and Mr. Sidransky’s term of office expires in June 2020. The minimum and maximum number of directors may be changed, at any time and from time to time, by a majority vote of our directors then in office, provided that no decrease in the number of directors shall shorten the term of any incumbent director. Under our Articles, the Board consists of three classes of directors which are appointed for fixed terms of office in accordance with the Companies Law and our Articles, with one class being elected each year for a term of approximately three years by our shareholders at our annual general meeting.

Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. The directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. William Marth and Prof. Ran Oren serve as our Class III Director until the close of the annual general meeting to be held in 2020; Shmuel Nir and Dr. Carol Brosgart serve as our Class I Directors until the close of the annual general meeting to be held in 2021; and Allen Baharaff and Marshall Heinberg serves as our Class II Directors until the close of the annual general meeting to be held in 2022. In addition, our shareholders meeting held on June 7, 2017, resolved to re-elect Ms. Tali Yaron-Eldar and Dr. David Sidransky as the Company’s external directors for a term of three years, commencing as of June 12, 2017.

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

A nominee for service as a director in a public company may not be elected without submitting a declaration to the company, prior to election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director (if required), as applicable, and the ability to devote the appropriate time to performing his or her duties as such.

A director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the company to that effect immediately and his or her service as a director will expire upon submission of such notice.

Alternate Directors

Our Articles provide, as allowed by the Companies Law, that any director may, subject to the conditions set thereto, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

External Directors

Generally, unless a regulatory relief is available, under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public, or that are publicly traded outside of Israel, which we refer to as a public company, are required to appoint at least two natural persons as “external directors.”

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

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise or professional qualifications according to criteria set forth in regulations promulgated under the Companies Law, provided that at least one of the external directors has financial and accounting expertise. However, if at least one of the other directors (1) meets the independence requirements of the Exchange Act, (2) meets the Nasdaq requirements for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications as required under the Companies Law and regulations promulgated thereunder.

In March 2020, our Board adopted the exemption under the Regulation and opted-out from the requirement to have external directors serving on our Board.

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

Director Independence

Following our “opt-out” of the requirement to have external directors serving on our Board, we comply with the director independence requirements and the audit committee and the compensation committee composition requirements under U.S. laws (including applicable Nasdaq Capital Market rules) applicable to U.S. domestic issuers. Our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our Board has determined that Mr. Nir, Mrs. Yaron-Eldar, Mr. Marth, Dr. Sidransky and Dr. Brosgart do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the Nasdaq. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our capital shares by each non-employee director.

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

The Companies Law further requires that: (i) the chairperson of the audit committee must be an external director; (ii) generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee’s meetings and voting sessions, unless such person was invited by the chairperson of the committee for the purpose of presenting a specific subject matter thereof; and (iii) the quorum required for the convening of meetings of the audit committee and for adopting resolutions by the audit committee is a majority of the members of the audit committee, provided that the majority of the members present are independent directors and at least one of them is an external director. As noted, under the Regulation, companies with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law so long as the company satisfies the applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees. In accordance with these Regulations, we elected to "opt out" from such requirements of the Companies Law.

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

Mr. Nir, Ms. Yaron-Eldar and Dr. Sidransky are the current members of our audit committee, with Ms. Yaron-Eldar serving as chairperson. Each of our audit committee members are “independent directors” in accordance with the Nasdaq Capital Market corporate governance requirements, as affirmatively determined by our Board. In addition, our Board has affirmatively determined that Ms. Yaron-Eldar also qualifies as an audit committee financial expert pursuant to the applicable SEC rules, and accordingly has the necessary financial sophistication as required by the Nasdaq Capital Market rules.

Remuneration Committee

The Companies Law requires public companies to appoint a remuneration committee comprised of at least three directors, including all of the external directors, who must generally also constitute a majority of the members. All other members of the committee, who are not external directors, must be directors who receive compensation consistent with that of external directors and that is in compliance with the Compensation Regulations. In addition, the chairperson of the remuneration committee must be an external director. As noted, under the Regulation, we elected to "opt out" from such requirements of the Companies Law.

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

The nominating committee is responsible for identifying individuals qualified to be appointed as board members, and recommending to the Board appropriate director nominees for election at the general meeting of shareholders.

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

Agreements with Directors

Other than a written agreement with our President, Chief Executive Officer and Chairman, as detailed in “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Arrangements with Directors and Related Parties—Employment Agreement with Our President, Chief Executive Officer and Chairman of the Board,” we do not have written agreements with any director providing for benefits upon the termination of his or her services with our Company.

D.	Employees.

As of December 31, 2019, we had twenty-one employees, of which seventeen were full-time employees and four were part-time employees. Fifteen of the Company’s employees were involved in our clinical and product development operations and six served in general and administrative capacities.

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

The following table sets forth information regarding beneficial ownership of our ordinary shares as of February 28, 2020, the latest practicable date for inclusion in this annual report, held by our directors and executive officers, individually and as a group and beneficial owners of more than 5% of our outstanding shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days after February 28, 2020 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, or other conversion rights, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 21,153,166 ordinary shares outstanding on February 28, 2020.

	As of February 28, 2020
	Number of ordinary shares beneficially owned(1)	Percentage of ordinary shares beneficially owned
More than 5% Holders
BVF Inc.(2)	1,832,484	8.7%
Directors and Executive Officers
Allen Baharaff(3)	4,207,101	19.2%
Shmuel Nir(4)	110,646	*
William Marth(5)	82,595	*
Tali Yaron-Eldar(6)	60,625	*
Dr. David Sidransky(7)	60,625	*
Prof. Ran Oren(8)	126,027	*
Dr. Carol L. Brosgart(9)	33,125	*
Marshall Heinberg(10)	37,404	*
Dr. Tali Gorfine(11)	72,500	*
Dr. Liat Hayardeny(12)	65,000	*
Yohai Stenzler(13)	64,125	*
Guy Nehemya(14)	56,625	*
All directors and executive officers as a group (12 persons)	4,976,398	22.8%

*	Less than 1%.

(1)	All options included are either currently exercisable or will be exercisable within 60 days of February 28, 2020.

(2)

Based upon information contained in a Statement on Schedule 13G filed by the shareholder on February 14, 2020. Shares beneficially owned consist of (i) 923,424 ordinary shares held directly by Biotechnology Value Fund, L.P., or BVF, (ii) 710,895 ordinary shares held directly by Biotechnology Value Fund II, L.P., or BVF2, and (iii) 135,355 ordinary shares held directly by Biotechnology Value Trading Fund OS LP, or Trading Fund OS. BVF I GP LLC, or BVF GP, as the general partner of BVF, may be deemed to beneficially own the 923,424 ordinary shares beneficially owned by BVF. BVF II GP LLC, or BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 710,895 ordinary shares beneficially owned by BVF2. BVF Partners OS Ltd. or Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 135,355 ordinary shares beneficially owned by Trading Fund OS. BVF GP Holdings LLC, or BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 1,634,319 ordinary shares beneficially owned in the aggregate by BVF and BVF2. BVF Partners L.P., or Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 1,832,484 ordinary shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and a certain Partners managed account, or the Partners Managed Account, including 62,810 ordinary shares held in the Partners Managed Account. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,832,484 ordinary shares owned by Partners. Mark N. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 1,832,484 ordinary shares beneficially owned by BVF Inc. BVF GP disclaims beneficial ownership of the ordinary shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the ordinary shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the ordinary shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the ordinary shares beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Account.

(3)	Consists of (i) 3,420,822 ordinary shares, of which 3,416,822 are held through G. Yarom Medical Research Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Baharaff is the controlling shareholder and the chairman of its board of directors and 4,000 ordinary shares held by Mr. Baharaff, which were purchased in the open market; and (ii) options to purchase 786,289 ordinary shares that are currently exercisable within 60 days as of February 28, 2020. Of the 4,207,101 ordinary shares, Mr. Baharaff exercises sole voting and dispositive power over 790,279 shares beneficially owned and shared voting and dispositive power with G. Yarom Medical Research Ltd. over 3,416,822 shares. Does not include options to purchase 220,000 ordinary shares under our 2013 Plan, which were approved by our remuneration committee and Board and subject to shareholder approval.

(4)	Consists of (i) 48,938 ordinary shares, of which 41,438 ordinary shares are held through Tushia Consulting Engineers Ltd., of which Shmuel Nir is its controlling shareholder and 7,500 ordinary shares held by Mr. Nir; and (ii) 61,708 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2020.

(5)	Consists of (i) 22,304 ordinary shares held by Mr. Marth; and (ii) 60,291 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2020.

(6)	Consists of (i) 7,500 ordinary shares held by Ms. Yaron-Eldar; and (ii) 53,125 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2020.

(7)	Consists of (i) 7,500 ordinary shares held by Dr. Sidransky; and (ii) 53,125 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2020.

(8)	Consists of 126,027 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2020.

(9)	Consists of 33,125 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2020.

(10)	Consists of (i) 28,029 ordinary shares held by Mr. Heinberg; and (ii) 9,375 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2020.

(11)	Consists of 72,500 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2020.

(12)	Consists of 65,000 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2020.

(13)	Consists of (i) 5,625 ordinary shares held by Mr. Stenzler; and (ii) 58,500 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2020.

(14)	Consists of (i) 5,625 ordinary shares held by Mr. Nehemya; and (ii) 51,000 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2020.

This table is based upon information supplied by officers and directors and is believed to be accurate. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders.

To our knowledge, as of February 28, 2020, we had one holder of record of our ordinary shares with a U.S. address, Cede & Co., the nominee of The Depository Trust Company. This holder held in the aggregate 17,514,891 ordinary shares, or 82.1% of our outstanding ordinary shares as of February 28, 2020. The number of record holders in the United States is not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

To our knowledge, the only significant changes in the percentage ownership held by our major shareholders during the past approximate three years have been the following: from January 1, 2017 to February 28, 2020, (i) the ownership percentage of Chaim Hurvitz decreased to under 5%, (ii) the ownership percentage of Allen Baharaff decreased by 8.6% from 27.8% to 19.2%, and (iii) during 2018, BVF, Inc. and 683 Capital Management, LLC, or 683 Capital, became beneficial owners of more than 5% of our outstanding shares and in 2019, 683 Capital decreased ownership to under 5% of our outstanding shares.

2013 Incentive Share Option Plan

We maintain one equity-based incentive plan, our 2013 Incentive Share Option Plan, or the 2013 Plan. As of February 28, 2020, the latest practicable date for inclusion in this annual report, a total of 4,340,492 shares were reserved for issuance under our 2013 Plan, of which (1) options to purchase 2,393,715 ordinary were issued and outstanding thereunder (i.e., were granted but not canceled, expired or exercised); (2) options to purchase 1,023,288 ordinary shares were exercised and 57,089 ordinary shares were issued upon vesting of RSUs; (3) options to purchase 220,000 ordinary shares which have been approved for issuance to our CEO & President, Mr. Allen Baharaff, are subject to shareholders approval; and (4) 670,101 shares remain unallocated for future equity awards pursuant to our 2013 Plan.

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

Certain Information Concerning Equity Awards to Office Holders

The following tables set forth information, as of February 28, 2020 concerning all outstanding equity awards to Office Holders as of such date.

Options

Name of Office Holder	Date of grant	Exercise price per share ($)	Shares subject to the option	Shares vested and unexercised	Shares unvested	Schedule date of expiration
Allen Baharaff(1)	December 30, 2013	NIS0.01	83,770	83,770	0	Sep-2-2023
	December 30, 2013	NIS0.01	266,085	266,085	0	Sep-2-2023
	December 30, 2013	NIS0.01	30,174	30,174	0	Sep-2-2023
	February 4, 2016	$5.49	140,000	140,000	0	Feb-04-2026
	February 4, 2016	$5.94	170,000	170,000	0	Feb-04-2026
	July 10, 2018	$11.56	220,000	82,500	137,500	Jul-10-2028

William Marth	March 18, 2014	$3.57	17,166	17,166	0	Sep-02-2023
	May 11, 2015	$5.49	10,000	10,000	0	May-11-2025
	February 4, 2016	$5.94	30,000	30,000	-	Feb-04-2026
	July 10, 2018	$11.56	30,000	11,250	18,750	Jul-10-2028

Shmuel Nir	February 21, 2014	$3.57	8,583	8,583	0	Sep-02-2023
	May 11, 2015	$5.49	10,000	10,000	0	May-11-2025
	February 4, 2016	$5.94	30,000	30,000	-	Feb-04-2026
	July 10, 2018	$11.56	30,000	11,250	18,750	Jul-10-2028

Tali Yaron-Eldar	May 11, 2015	$5.49	10,000	10,000	0	May-11-2025
	February 4, 2016	$5.94	30,000	30,000	-	Feb-04-2026
	July 10, 2018	$11.56	30,000	11,250	18,750	Jul-10-2028

David Sidransky	May 11, 2015	$5.49	10,000	10,000	0	May-11-2025
	February 4, 2016	$5.94	30,000	30,000	-	Feb-04-2026
	July 10, 2018	$11.56	30,000	11,250	18,750	Jul-10-2028

Prof. Ran Oren	December 22, 2013	$3.57	64,125	64,125	0	Sep-02-2023
	January 3, 2016	$7.61	30,000	30,000	-	Jan-03-2026
	July 28, 2016	$4.47	20,000	17,500	2,500	July-28-2026
	July 10, 2018	$11.56	30,000	11,250	18,750	Jul-10-2028

Dr. Tali Gorfine	July 28, 2016	$4.47	25,000	20,000	5,000	July-28-2026
	January 31, 2017	$3.84	35,000	25,000	10,000	Jan-31-2026
	July 10, 2018	$11.56	40,000	15,000	25,000	Jul-10-2028
	December 17, 2019	$5.12	40,000	0	40,000	Dec-17-2029

Dr. Liat Hayardeny	September 6, 2016	$4.05	32,500	25,000	7,500	Sep-06-2026
	January 31, 2017	$3.84	27,500	25,000	10,000	Jan-31-2026
	July 10, 2018	$11.56	40,000	15,000	25,000	Jul-10-2028
	December 17, 2019	$5.12	40,000	0	40,000	Dec-17-2029

Yohai Stenzler	December 30, 2014	$5.49	3,500	3,500	0	Dec-30-2024
	January 3, 2016	$7.61	22,500	22,500	0	Jan-03-2026
	November 7, 2017	$7.48	20,000	13,888	6,112	Nov-07-2020
	July 10, 2018	$11.56	40,000	15,000	25,000	Jul-10-2028
	December 17, 2019	$5.12	40,000	0	40,000	Dec-17-2029

Guy Nehemya	December 30, 2014	$5.49	11,000	11,000	0	Dec-30-2024
	January 3, 2016	$7.61	22,500	22,500	0	Jan-03-2026
	July 10, 2018	$11.56	40,000	15,000	25,000	Jul-10-2028
	December 17, 2019	$5.12	40,000	0	40,000	Dec-17-2029

Carol L. Brosgart	April 25, 2017	$4.87	20,000	20,000	0	Apr-25-2027
	July 10, 2018	$11.56	30,000	11,250	18,750	Jul-10-2028

(1)	On December 17, 2019, our remuneration committee and Board approved the grant to Mr. Allen Baharaff options to purchase 220,000 ordinary shares under our 2013 Plan, subject to shareholder approval. The options have an exercise price of $5.12 per share, shall vest over a period of four years, with one quarter vesting on the first anniversary of the date of grant and the remainder vesting on an equal quarterly basis and have a term of ten years.

RSUs

Name of Office Holder	Date of grant	Shares subject to the RSUs	Shares vested	Shares unvested
William Marth	Feb-04-2016	7,500	7,500	0
Shmuel Nir	Feb-04-2016	7,500	7,500	0
Tali Yaron-Eldar	Feb-04-2016	7,500	7,500	0
David Sidransky	Feb-04-2016	7,500	7,500	0
Yohai Stenzler	Jan-03-2016	5,625	5,625	0
Guy Nehemya	Jan-03-2016	5,625	5,625	0

ITEM 7. Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5% or more of the Company’s ordinary shares outstanding as of February 28, 2020, the latest practicable date for inclusion in this annual report. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions.

The following is a summary description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party and which were in effect since January 1, 2019.

Financing Agreement with GRD

We have provided financing to GRD from time to time, pursuant to which the Company and GRD have executed several capital notes for an aggregate outstanding principal amount of $126.8 million. The par value of such notes is in NIS, and they bear no interest nor repayment date; provided, however, that no repayment shall be made before the fifth anniversary from the issuance date of each note.

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

Marshall Heinberg. Prior to joining our Board in October 2018, Mr. Heinberg provided consulting services to us through MAH Associates, LLC, or MAH since 2013. During 2018, we paid MAH aggregate consulting fees of $167,520 up to the time he joined the Board. During 2019, we granted Mr. Heinberg options to purchase 30,000 ordinary shares for his service on the board, at an exercise price equal to $8.95 per share.

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

Election of Directors

Our Board consists of three classes of directors, with one class being elected each year by shareholders at the Company’s annual general meeting for a term of approximately three years. In accordance with our Articles, directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. Ordinary shares do not have cumulative voting rights. As a result, the holders of ordinary shares that represent a simple majority of the voting power represented at a shareholders’ meeting and voting at the meeting have the power to elect all of the directors put forward for election. For further information as to these appointments, see “Item 6—Directors, Senior Management and Employees—C. Board Practices.”

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

Generally, under the Companies Law and the Articles, shareholder resolutions are deemed adopted if approved by the holders of a simple majority of the voting rights represented at a meeting and voting unless a different majority is required by law or pursuant to the Articles. The Companies Law provides that resolutions on certain matters, such as amending a company’s articles of association, assuming the authority of the board of directors in certain circumstances, appointing auditors, appointing external directors (if applicable), approving certain transactions, increasing or decreasing the registered share capital and approving most mergers must be made by the shareholders at a general meeting. A company may determine in its articles of association certain additional matters in respect of which resolutions by the shareholders in a general meeting will be required.

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

In addition, certain provisions of the Articles may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board. The classification of the Board into three classes with terms of approximately three years each, may make it more difficult for shareholders who oppose the policies of the Board to remove a majority of the then current directors from office quickly. It may also, in some circumstances, together with the other provisions of the Articles and Israeli law, deter or delay potential future merger, acquisition, tender or takeover offers, proxy contests or changes in control or management of the Company.

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

General Corporate Tax Structure in Israel

Israeli resident companies (as defined below), such as the Company, are generally subject to corporate tax at the rate of 23% on their taxable income, as of January 1, 2019 (23% in 2018). However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Technology Enterprise, as discussed below, may be considerably less.

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

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million (approximately $144 million) will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

After examining the impact of the 2017 Amendment, we submitted a request to receive a tax ruling from the Israel Tax Authority to be recognized as a Preferred Technology Enterprise and we received a tax ruling from the Israel Tax Authority granting GRD a Preferred Technology Enterprise status, subject to terms and conditions determined in the tax ruling.

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

Moreover, capital gains derived by an individual shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at their marginal rates applicable to business income (up to 50% in 2018 and 2019, including Excess Tax as detailed below).

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

A non-Israeli resident who has dividend income derived from or accrued in Israel, from which the full amount of tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income; provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below).

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 649,560 for 2019, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gains.

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

Certain distributions treated as dividends that are received by an individual U.S. Holder from a “qualified foreign corporation” may be classified as “qualified dividend income,” — which is generally taxed at the lower applicable long term capital gains rates provided certain holding period and other requirements are satisfied. A non-U.S. corporation (other than a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. As discussed below under “Passive Foreign Investment Company,” we believe that we were a PFIC for our 2019 taxable year and expect to be a PFIC for the 2020 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will be a PFIC in 2020 or for any other taxable year. Our ordinary shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market, as we intend our ordinary shares will be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on our income, assets, and activities for such year. Based upon our review of our financial data, we believe that we were a PFIC for our 2019 taxable year and expect to be a PFIC for the 2020 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2020 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year.

Default PFIC Rules. If we are a PFIC for any tax year, a U.S. Holder who does not make a timely “qualified electing fund” election, or “QEF election” or a mark-to-market election (as described below), referred to in this summary as a “Non-Electing U.S. Holder,” will be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Holder on the ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Holder in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of such ordinary shares. Under these rules:

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

QEF Election.   Certain adverse consequences of PFIC status can be mitigated for holders of our ordinary shares if a U.S. Holder makes a QEF election. A U.S. Holder who makes a timely QEF election, referred to in this disclosure as an “Electing U.S. Holder,” with respect to us must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing U.S. Holder. The “net capital gain” of a PFIC is the excess, if any, of the PFIC’s net long-term capital gains over its net short-term capital losses. The amount so included in income generally will be treated as ordinary income to the extent of such Electing U.S. Holder’s allocable share of the PFIC’s ordinary earnings and as long-term capital gain to the extent of such Electing U.S. Holder’s allocable share of the PFIC’s net capital gains. Such Electing U.S. Holder generally will be required to translate such income into U.S. dollars based on the average exchange rate for the PFIC’s taxable year with respect to the PFIC’s functional currency. Such income generally will be treated as income from sources outside the United States for U.S. foreign tax credit purposes. Amounts previously included in income by such Electing U.S. Holder under the QEF rules generally will not be subject to tax when they are distributed to such Electing U.S. Holder. The Electing U.S. Holder’s tax basis in our ordinary shares generally will increase by any amounts so included under the QEF rules and decrease by any amounts not included in income when distributed.

An Electing U.S. Holder will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such Electing U.S. Holder. However, an Electing U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If an Electing U.S. Holder is an individual, any such interest will be treated as non-deductible “personal interest.”

Any net operating losses or net capital losses of a PFIC will not pass through to the Electing U.S. Holder and will not offset any ordinary earnings or net capital gain of a PFIC recognized by Electing U.S. Holder in subsequent years.

So long as an Electing U.S. Holder’s QEF election with respect to us is in effect with respect to the entire holding period for our ordinary shares, any gain or loss recognized by such Electing U.S. Holder on the sale, exchange or other disposition of such shares generally will be long-term capital gain or loss if such Electing U.S. Holder has held such shares for more than one year at the time of such sale, exchange or other disposition. Preferential tax rates for long-term capital gain (currently, a maximum rate of 20%) will apply to individual U.S. Holders. The deductibility of capital losses is subject to limitations.

In general, a U.S. Holder must make a QEF election on or before the due date for filing its income tax return for the first year to which the QEF election is to apply. A U.S. Holder makes a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we expect to provide U.S. Holders with the information needed to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Holder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries that we control is a PFIC. There is no assurance, however, that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. Holders to make a QEF election. A QEF election will not apply to any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC.

Each U.S. Holder should consult its own tax advisor with respect to the advisability of, the tax consequences of, and the procedures for making a QEF election with respect to us.

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

Certain Reporting Requirements

Certain U.S. Holders may be required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation and IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. See also the discussion regarding Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, above.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the Euro and NIS mainly against the U.S. dollar because a large portion of our expenses are denominated in Euros and NIS. Our Euro expenses consist principally of payments made to sub-contractors and consultants for pre-clinical studies, clinical trials and other research and development activities. Our NIS expenses consist principally of payments made to employees, subcontractors and consultants for pre-clinical studies, clinical trials, professional services, other research and development activities and general and administrative activities. We anticipate that a large portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. Approximately 20% of our expected expenses are denominated in NIS. Changes of 5% and 10% in the U.S. dollar to NIS exchange rate will increase/decrease our operation expenses by 1.00% and 2.0%, respectively. Approximately 20% of our expected expenses are denominated in Euros. Changes of 5% and 10% in the U.S. dollar to Euro exchange rate will increase/decrease our operation expenses by 1.0% and 2.0%, respectively. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. We currently do not hedge interest rate exposure. Because of the short-term maturities of our cash equivalents and investment securities, we do not believe that an increase in market rates would have any significant impact on the realized value of our investment securities. If a 10% change in interest rates were to have occurred on December 31, 2019, this change would not have had a material effect on the fair value of our investment portfolio as of that date.

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

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

ITEM 15. Controls and Procedures.

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in this annual report and filed with the SEC is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act, is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within our Company to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our President, Chief Executive Officer and Chairman and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act) as of the end of the period covered by this annual report are effective at such reasonable assurance level.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2019, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Brightman Almagor Zohar & Co., Member of Deloitte Touche Tohmatsu Limited, an independent registered public accounting firm, as stated in their report included elsewhere in this Annual Report on Form 20-F.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. Code of Ethics.

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our President, Chief Executive Officer and Chairman, Chief Financial Officer, controller or principal accounting officer or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and as required by the Nasdaq Listing Rules, which refers to Section 406(c) of the Sarbanes-Oxley Act. Section 406(c) of the Sarbanes-Oxley Act provides that a “code of ethics” means such standards as are reasonably necessary to promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the issuer; and (iii) compliance with applicable governmental rules and regulation.

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

ITEM 16C. Principal Accountant Fees and Services.

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, served as our independent public accountants for the fiscal years ended December 31, 2019 and 2018, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2019 and 2018.

	2019	2018
	(US$ in thousands)	(US$ in thousands)
Audit Fees (1)	100	60
Audit-Related fees (2)	0	48
Tax Fees (3)	19	0
Total	119	108

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

(3) Tax fees consist of services related to obtaining a tax ruling.

Audit Committee Pre-Approval Policies and Procedures

One of our audit committee’s main roles is to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. Our Board has delegated to the audit committee the power to pre-approve non-auditing services rendered by the Company’s independent auditors without the need for further approval by the board of directors. As such, our audit committee has adopted a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a list of specific audit and non-audit services in the categories of audit services, audit-related services, tax services and other services that may be performed by our independent registered public accounting firm. The last pre-approval policy was adopted by our audit committee on March 8, 2020 for a period of twelve months. Since its establishment in May 2014, the audit committee has approved all of the audit-related fees, tax fees and all other fees. If a type of service that is to be provided by our auditors has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

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

In accordance with Israeli law and practice, and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

•	Distribution of certain reports to shareholders. As opposed to the Nasdaq Listing Rules, which require listed issuers to make certain reports, such as annual reports, interim reports and quarterly reports, available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders, but to make such reports available through a public website. In addition to making such reports available on a public website, we plan to make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules. See “Item 10. Additional Information—Documents on Display” for a description of our Exchange Act reporting obligations.

•	Quorum. While the Nasdaq Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock be no less than 33.33% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that a quorum of two or more shareholders holding at least 33.33% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of any two shareholders present in person or by proxy even if, between them, they represent shares conferring 33.33% or less of the voting rights of the Company.

•	Nomination of directors. With the exception of directors elected by our Board due to vacancy, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following three years from his or her election. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” The nominations for directors, which are presented to our shareholders by our Board, are made by the nominating committee itself, in accordance with the provisions of Nasdaq Capital Market Listing Rule 5605(e), our Articles and the Companies Law.

•	Compensation of officers. We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our remuneration committee, Office Holder compensation and any required approval by the shareholders of such compensation. Israeli law and our Articles do not require that the independent members of our Board, or a remuneration committee composed solely of independent members of our Board, determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the Chief Executive Officer and all other executive officers of a company. Instead, remuneration of Office Holders is determined and approved by our remuneration committee, and in general, by our Board as well, and in certain circumstances, by our shareholders, as detailed above. The requirements for shareholder approval of any Office Holder compensation, and the relevant majority or Special Majority for such approval, are all as set forth in the Companies Law. Thus, we seek shareholder approval for all corporate actions with respect to Office Holder compensation requiring such approval under the requirements of the Companies Law, including for our Compensation Policy and for certain Office Holder Compensation, rather than seeking approval for such corporate actions in accordance with Nasdaq Listing Rules. All members of our remuneration committee are independent directors under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

•	Independent directors. Although Israeli law does not require that a majority of the directors serving on our Board be “independent,” as defined under Nasdaq Capital Market Listing Rule 5605(a)(2), but rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors.”, following our “opt-out” of the requirement to appoint external directors, a majority of our Board is independent based on the Nasdaq Capital Market rules. We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq Capital Market and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer). Our independent directors conduct regularly scheduled meetings at which only such independent directors are present, as required by the Nasdaq Listing Rules. Our Board has affirmatively determined that each of Mr. Nir, Mrs. Yaron-Eldar, Mr. Marth, Dr. Sidransky and Dr. Brosgart qualifies as “independent” under the Nasdaq Capital Market independence standards.

•	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Capital Market Listing Rule 5635. In particular, under this Nasdaq Capital Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the remuneration committee, board of directors and shareholders are all required, (ii) Extraordinary Transactions with controlling shareholders of publicly held companies, which require the special approval described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law—Transactions with Controlling Shareholders,” and (iii) terms of office and employment or other engagement of the controlling shareholder of the Company or such controlling shareholder’s relative, which require the special approval described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law.” In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. See also “Compensation of officers” above.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Galmed Pharmaceuticals Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Galmed Pharmaceuticals Ltd. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2020, expressed an unqualified opinion on the Company's internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, effective January 1, 2019, the Company adopted the FASB’s new standard related to leases using the modified retrospective approach.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 12, 2020

We have served as the Company’s auditor since 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Galmed Pharmaceuticals Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Galmed Pharmaceuticals Ltd. and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated March 12, 2020, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 12, 2020

GALMED PHARMACEUTICALS LTD.
Consolidated Balance Sheets

U.S. Dollars in thousands, except share data and per share data

		As of December 31,
		2019	2018
Assets
Current assets
Cash and cash equivalents		$15,931	$24,159
Restricted cash		112	-
Short-term deposits		27,938	6,067
Marketable debt securities	3	31,622	59,962
Other accounts receivable	4	827	218
Total current assets		76,430	90,406

Right of use assets	5	538	-
Property and equipment, net	6	171	194
Total non-current assets		709	194

Total assets		$77,139	$90,600

Liabilities and stockholders’ equity

Current liabilities
Trade payables		$5,999	$1,814
Other accounts payable		935	892
Total current liabilities		6,934	2,706

Non-current liabilities
Lease obligation	5	$352	$-
Total non-current liabilities		352	-

Stockholders’ equity
Ordinary shares, par value NIS 0.01 per share; Authorized 50,000,000 shares; Issued and outstanding: 21,139,385 shares as of December 31, 2019; 21,018,919 shares as of December 31, 2018	10	58	58
Additional paid-in capital		176,696	174,322
Accumulated other comprehensive income (loss)		35	(11)
Accumulated deficit		(106,936)	(86,475)
Total stockholders’ equity		69,853	87,894

Total liabilities and stockholders’ equity		$77,139	$90,600

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Operations

U.S. Dollars in thousands, except share data and per share data

		Year ended December 31,
		2019	2018	2017
Revenue	7	$-	$2,038	$1,085
Research and development expenses	11	18,180	8,313	9,650
General and administrative expenses	12	4,196	4,440	3,799
Total operating loss		22,376	10,715	12,364
Financial income, net	13	(1,915)	(934)	(65)
Loss before income taxes		20,461	9,781	12,299
Income taxes	14	-	75	-
Net loss		$20,461	$9,856	$12,299

Basic and diluted net loss per share		$0.97	$0.54	$0.98
Weighted-average number of shares outstanding used in computing basic and diluted net loss per share		21,114,399	18,137,689	12,487,349

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Comprehensive Loss

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2019	2018	2017
Net loss	$20,461	$9,856	$12,299
Other comprehensive loss (income):
Net unrealized loss (gain) on available for sale securities	(46)	4	(78)
Comprehensive loss	$20,415	$9,860	$12,221

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Statements of Changes in Stockholders’ Equity

U.S. Dollars in thousands, except share data and per share data

	Ordinary shares
	Shares	Amount		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
Balance - January 1, 2018	14,435,161	$40		$92,381	$(7)	$(76,619)	$15,795

Stock-based compensation	–	–		1,783	–	–	1,783

Issuance of Ordinary Shares and warrants, net (**)	6,149,260	17		79,132	–	–	79,149

Exercise of options and restricted stock units	434,498	1		1,026	–	–	1,027

Unrealized loss on marketable debt securities	–	–		–	(4)	–	(4)

Net loss	–	–		–	–	(9,856)	(9,856)

Balance - December 31, 2018	21,018,919	$58		$174,322	$(11)	$(86,475)	$87,894

Stock-based compensation	–	–		2,231	–	–	2,231

Exercise of options and restricted stock units	120,466	(*	)	143	–	–	143

Unrealized gain on marketable debt securities	–	–		–	46	–	46

Net loss	–	–		–	–	(20,461)	(20,461)

Balance - December 31, 2019	21,139,385	$58		$176,696	$35	$(106,936)	$69,853

(*) Represents amount less than $1.

(**) See also Note 10A.

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Cash Flows

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2019	2018	2017
Cash flow from operating activities

Net loss for the year	$(20,461)	$(9,856)	$(12,299)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	35	387	239
Amortization of discount/premium on marketable debt securities	(105)	(144)	21
Loss (gain) on sale of marketable debt securities	(9)	12	143
Linked difference of marketable debt securities	-	-	(167)
Interest income from short-term deposits	(63)	-	-
Stock-based compensation expense	2,231	1,783	1,394
Changes in operating assets and liabilities:
Decrease in deferred revenue from collaboration agreement	-	(538)	(1,085)
Decrease (increase) in other accounts receivable	(609)	(63)	129
Increase (decrease) in trade payables	4,185	(462)	(846)
Increase (decrease) in other accounts payable	(141)	(142)	671
Increase (decrease) in related party	-	-	(267)
Net cash used in operating activities	(14,937)	(9,023)	(12,067)

Cash flow from investing activities
Purchase of property and equipment	(12)	(90)	(12)
Investment in securities, available for sale	(72,600)	(92,279)	(3,869)
Proceeds from sale of securities, available for sale	101,098	38,421	10,325
Investment in short-term deposits, net	(21,808)	(6,067)	–
Net cash provided by (used in) investing activities	6,678	(60,015)	6,444

Cash flow from financing activities
Issuance of ordinary shares and warrants, net of issuance costs (*)	-	79,149	15,017
Proceeds from exercise of options	143	1,027	530
Net cash provided by financing activities	143	80,176	15,547
Increase (decrease) in cash and cash equivalents and restricted cash	(8,116)	11,138	9,924
Cash and cash equivalents and restricted cash at the beginning of the year	24,159	13,021	3,097
Cash and cash equivalents and restricted cash at the end of the year	$16,043	$24,159	$13,021

Supplemental disclosure of cash flow information:
Cash received from interest	$1,953	$865	$202
Cash paid for taxes	$-	$75	$–

Non-cash transactions:
Recognition of right-of-use asset and lease liabilities from adoption of ASU 2016-02	$653	$-	$-

(*) See also Note 10A.

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

The Company was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014.

The Company holds a wholly-owned subsidiary, Galmed International Ltd., which was incorporated in Malta. Galmed International Ltd. previously held a wholly-owned subsidiary, Galmed Medical Research Ltd., which was incorporated in Israel, and had been an inactive company since 2015 and was liquidated in February 2019.

The Company also holds two additional wholly-owned subsidiaries, Galmed Research and Development Ltd and Galtopa Therapeutics Ltd., both are incorporated in Israel.

The Company is a clinical-stage biopharmaceutical company with an operating history limited to pre-clinical and clinical drug development and has no approved products. To date, the Company has focused almost exclusively on developing its product candidate, Aramchol. The Company funded its research and development programs and operations to date primarily through proceeds from private placements and public offerings. The Company currently has no products approved for marketing and has not generated any revenue from product sales to date. As of December 31, 2019, the Company had cash and cash equivalents of $16.0 million, restricted cash of $0.1 million, short-term deposits of $28.0 million and marketable debt securities of $31.6 million.

The Company has incurred operating losses in each year since inception. The Company's loss attributable to holders of its ordinary shares for the years ended December 31, 2017, 2018, and 2019 was approximately $12.3 million, $9.9 million, and $20.5 million, respectively. As of December 31, 2019, the Company had an accumulated deficit of $106.9 million. Substantially all of its operating losses resulted from costs incurred in connection with the Company’s development program and from general and administrative costs associated with its operations.

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

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Galmed Research and Development Ltd., Galmed International Ltd. and Galtopa Therapeutics Ltd. All intercompany balances and transactions have been eliminated upon consolidation.

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

During the years ended December 31, 2019 and 2018 no other-than-temporarily impaired losses were realized.

G.	Concentrations of credit risk

Financial instruments which potentially subject us to credit risk consist primarily of cash, cash equivalents, marketable securities and short-term deposits. We hold these investments in highly-rated financial institutions, and, by policy, limit the amounts of credit exposure to any one financial institution. These amounts at times may exceed federally insured limits. We have not experienced any credit losses in such accounts and do not believe we are exposed to any significant credit risk on these funds. We have no off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts, or other hedging arrangements.

H.	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%
Office furniture and equipment	7-16
Computer software and electronic equipment	15–33
Leasehold improvements	10

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

I.	Impairment of long-lived assets

The Company’s and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2019 and 2018, no impairment losses were identified.

J.	Severance pay

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

In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”, which simplifies the accounting for non-employee share-based payment transactions by aligning the measurement and classification guidance, with certain exceptions, to that for share-based payment awards to employees. The amendments expand the scope of the accounting standard for share-based payment awards to include share-based payment awards granted to non-employees in exchange for goods or services used or consumed in an entity’s own operations and supersedes the guidance related to equity-based payments to non-employees. The Company elected to early adopt these amendments on June 1, 2018. The adoption of these amendments did not have a significant impact on the Company's consolidated financial statements and related disclosures.

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

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

L.	Accounting for stock-based compensation (Cont.)

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

M.	Revenue Recognition

The Company only has one license agreement for which is has recognized revenues to date.

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

The Company accounts for income taxes utilizing the asset and liability method in accordance with ASC 740, “Income Taxes.” Current tax liabilities are recognized for the estimated taxes payable on tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences between the income-tax bases of assets and liabilities and their reported amounts in the financial statements and for tax loss carry forwards. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws, and deferred tax assets are reduced, if necessary, by the amount of tax benefits, the realization of which is not considered more likely than not based on available evidence. As of December 31, 2019, and 2018, the Company had a full valuation allowance against deferred tax assets.

ASC 740-10 requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company has not recorded any liability for uncertain tax positions for the years ended December 31, 2019 and 2018.

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

All outstanding stock options and warrants were excluded from the calculation of the diluted loss per share for the years ended December 31, 2019, 2018 and 2017, because all such securities have an anti-dilutive effect.

Q.	Segment Reporting

The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Accordingly, management has determined that the Company operates in one reportable segment.

R.	Comprehensive Loss

The purpose of reporting comprehensive income is to report a measure of all changes in equity of an entity that result from recognized transactions and other economic events of the period resulting from transactions from non-owner sources.

S.

Leases

ASU 2016-02, “Leases (Topic 842)” was issued by the FASB in February 2016. The Company adopted this ASU 2016-02 effective January 1, 2019 using the modified retrospective application, applying the new standard to leases in place as of the adoption date. Prior periods have not been adjusted. Leases existing for the reporting period beginning January 1, 2019 are presented under ASU 2016-02.

Arrangements that are determined to be leases at inception are recognized as right of use assets and lease liabilities in the consolidated balance sheet at lease commencement. Operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at commencement date. As the Company’s leases do not provide an implicit rate, the Company applies its incremental borrowing rate based on the economic environment at the commencement date in determining the present value of future lease payments. Lease terms include options to extend the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases or payments are recognized on a straight-line basis over the lease term.

The Company elected to adopt a package of practical expedients offered by the FASB which removes the requirement to reassess whether expired or existing contracts contain leases and removes the requirement to reassess the lease classification for any existing leases prior to the adoption date of January 1, 2019. The Company has also elected the practical expedient to include both lease and non-lease components as a single component and account for it as a lease. Additionally, the Company has made a policy election not to capitalize leases with a term of 12 months or less.

In accordance with ASC 360-10, management reviews operating lease assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future undiscounted cash flows. If so indicated, an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value.

T.	Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies (Cont.)

T.	Recently issued accounting pronouncements (Cont.)

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

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 3 – Marketable debt securities

The following table summarizes the Company’s marketable debt securities as of December 31, 2019 and 2018.

	As of December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Corporate bonds	$19,893	$49	$(37)	$19,905
Commercial papers	11,694	23	-	11,717
Total short-term investments	$31,587	$72	$(37)	$31,622

	As of December 31, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Corporate bonds	$29,688	$5	$(67)	$29,626
Treasury bills	13,120	35	-	13,155
Commercial papers	17,165	16	-	17,181
Total short-term investments	$59,973	$56	$(67)	$59,962

The Company’s financial assets are measured at fair value on a recurring basis by level within the fair value hierarchy. All of the Company's marketable debt securities are classified as Level 2. Other than the marketable debt securities, which includes corporate bonds and commercial papers as of December 31, 2019, the Company doesn't have any other financial assets or financial liabilities marked to market at fair value.

The contractual maturity of the aforementioned marketable securities varies between less than one year to two years.

The Company reviews the individual securities in its portfolio to determine whether a decline in a security’s fair value below the amortized cost basis is other-than-temporary. The Company determined that as of December 31, 2019 and 2018 there were no investments in its portfolio that were other-than-temporarily impaired.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 4 – Other Accounts Receivable

	As of December 31,
	2019	2018
	(in thousands)
Government institutions	$178	$51
Prepaid expenses	601	167
Others	48	-
	$827	$218

Note 5 – Leases

On January 1, 2019, the Company adopted ASU 2016-02, using the modified retrospective approach for all lease arrangements at the beginning period of adoption. Leases existing for the reporting period beginning January 1, 2019 are presented under ASU 2016-02.

The Company leases, approximately 590 square meters at a facility located in Tel-Aviv, Israel under an operating lease agreement expiring on March 22, 2021 with additional two options to extend until March 22, 2023. To secure the lease payments, the Company provided a bank guarantee of $50 thousand.

In addition, the Company leases vehicles under various operating lease agreements.

At December 31, 2019, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totaled $538 and $534, respectively.

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of December 31, 2019, the Company's operating leases had a weighted average remaining lease term of 3.2 years and a weighted average borrowing rate of 2.75%. Upon adoption of ASC 842, discount rates for existing operating leases were established as of January 1, 2019.

The following table summarizes the Company’s significant contractual lease obligations at December 31, 2019:

	Total	Less than 1 year	1-3 years
	(in thousands)
Facility leases	$546	$173	$373
Car leases	11	-	-
Total	$558	$184	$373

Note 6 – Property and equipment, net

	As of December 31,
	2019	2018
	(in thousands)
Medical equipment	$737	$737
Office furniture and equipment	55	55
Computer software and electronic equipment	88	78
Leasehold improvements	198	196
	1,078	1,066
Less - Accumulated depreciation	907	872
Net book value	$171	$194

Note 7 – Revenue

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

Under the terms of the Samil Agreement, the Company received an up-front payment of approximately $2.1 million. Samil has also agreed to pay additional clinical and regulatory-based milestone payments, which may aggregate up to $6.0 million, as well as tiered, double-digit royalties payable on sales (under certain limitations). In September 2018, the Company received a milestone payment of $1.5 million from Samil in connection with the completion of its ARREST study.

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

As of December 31, 2019, management evaluated the remaining clinical and regulatory milestones and determined that the variable consideration should not be recorded as revenue for the period ended December 31, 2019. The Company will re-evaluate the transaction price in each reporting period when events whose outcomes are resolved or other changes in circumstances occur that would indicate it is appropriate to recognize variable consideration as revenue.

Revenue allocated to the combined performance obligation of the license and associated ARREST study was recognized ratably, based on the input method, from contract inception through conclusion of the ARREST study in June 2018.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 8 – Related Parties

A.	Balances

As of December 31, 2019, and 2018, the Company had an accrual in the amount of approximately $0.6 million and $0.8 million, respectively, pursuant to an employment agreement with its officers and directors’ fee.

B.	Transactions

1.	During 2019, 2018 and 2017, the Company recorded salary expenses, stock-based compensation expenses and directors' fee to its related parties in the amount of $3.6 million, $3.7 million and $3.4 million respectively.

2.	On April 5, 2018, the Company sold to Biotechnology Value Fund, L.P. and certain of its affiliates in a registered direct offering 1,000,000 ordinary shares and warrants to purchase 1,000,000 ordinary shares, for a purchase price of $6.00 per share and related warrant. The above mentioned warrants expired in April 2019. The net proceeds to the Company, after deducting offering expenses, were $5.96 million.

Note 9 – Commitments and Contingencies

A.	As of December 31, 2019, the Company recorded a pledge on its short-term deposit in favor of its bank in the amount of approximately $113 thousand to secure the Company's commitments to the bank.

B.	The Company enters into contracts in the ordinary course of business with Contract Research Organizations for clinical trials and clinical supply manufacturing and with vendors for non-clinical research studies and other services and products for operating purposes, which generally provide for termination upon 30 to 90 days’ notice or less, and therefore are cancelable contracts and not considered as commitment or purchase obligations.

C.	For information regarding the Company's leases commitments, see note 5.

D.	Other than as described above, the Company did not have any material commitments, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2019 and 2018.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 10– Shareholders’ Equity

A.	Ordinary shares

1.	Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

4.	On December 22, 2017, the Company entered into an At-the-Market Equity Offering Sales Agreement (the "Stifel Sales Agreement") with Stifel, Nicolaus & Company, Incorporated, as the Company’s sales agent (“Stifel”). Pursuant to the prospectus relating to the Company’s shelf registration statement on Form F-3 filed with the SEC on March 26, 2018 (File No. 333-223923) the Company may offer and sell, from time to time through Stifel, its ordinary shares having an aggregate offering price of up to $35 million. As of December 31, 2019, the Company sold 863,545 ordinary shares under the Stifel Sales Agreement for total net proceeds of approximately $8.6 million.

5.	On April 5, 2018, the Company sold to Biotechnology Value Fund, L.P. and certain of its affiliates in a registered direct offering 1,000,000 ordinary shares and warrants to purchase 1,000,000 ordinary shares, for a purchase price of $6.00 per share and related warrant. The warrants expired in April 2019. The net proceeds to the Company, after deducting offering expenses, were $5.96 million.

6.	On June 22, 2018, the Company completed an underwritten public offering of 5,000,000 ordinary shares, at a public offering price of $15.00 per share. The net proceeds to the Company, after deducting the underwriting discounts and commissions and offering expenses, were $70.3 million.

B.	Stock-based compensation

1.	The Company has an equity-based incentive plan, the 2013 Incentive Share Option Plan (the “2013 Plan”). As of December 31, 2019, a total of 670,101 shares were reserved for issuance under the 2013 Plan. The 2013 Plan, which was adopted by the Board on September 2, 2013, and approved by the Company’s shareholders on December 30, 2013 (as was amended by the Board and the Company’s shareholders on March 30, 2015, May 11, 2015, and August 30, 2018 respectively), provides for the grant of options to purchase the ordinary shares and the issuance of restricted stock units (“RSUs”) to the Company's officers, directors, employees, service providers and consultants. The 2013 Plan provides for such equity-based compensation under various and different tax regimes.

2.	A summary of the status of the Company’s option plans as of December 31, 2019 and 2018 and changes during the years then ended are presented below:

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 10 – Shareholders’ Equity (Cont.)

B.	Stock-based compensation

	2019		2018
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Options outstanding at beginning of year	2,349,054	$5.92	2,106,930	$4.01
Granted	282,500	$5.07	763,500	$10.75
Forfeited	(121,250)	$6.37	(101,250)	$10.70
Exercised	(116,589)	$1.23	(420,126)	$2.45
Outstanding at end of year	2,393,715	$6.12	2,349,054	$5.92
Options exercisable at year end	1,647,048	$5.02	1,356,377	$3.51

The following assumptions were used for the fiscal year 2019, 2018 and 2017 grants:

-	dividend yield of 0.00% for all periods.
-	risk-free interest rate between 1.94% and 2.08% for the fiscal year 2017; 2.67% and 3.01% for the fiscal year 2018, and 1.61% and 2.43% for the fiscal year 2019.
-	an expected life between 5 and 6.25 years for all periods.
-	and a volatility rate ranging between 75% to 80% for the fiscal year 2017; 78% and 92% for the fiscal year 2018; and 87% and 95% for the fiscal year 2019.

As of December 31, 2019, and 2018, the weighted-average remaining contractual term of the outstanding and exercisable options, excluding the 38,637 options granted in 2002 that have no expiration date, is 6.36 and 7.29 years, respectively.

The weighted average grant date fair value of the options granted during the years ended December 31, 2019, 2018 and 2017 is $4.85, $8.19, and $4.86 respectively.

As of December 31, 2019, a total of the 1,179,398 outstanding and exercisable options are “in the money” with aggregate intrinsic value of $3.1 million; while as of December 31, 2018 a total of 1,550,612 outstanding and exercisable options were “in the money” with aggregate intrinsic value of $3.1 million.

The unrecognized compensation expense calculated under the fair-value method for stock options expected to vest as of December 31, 2019, 2018 and 2017 is approximately $5.5 million, $6.5 million and $3.1 million, respectively, and is expected to be recognized over a weighted-average period of 2.9 years, 3.1 years and 1.9 years, respectively.

For the years ended 2019, 2018 and 2017, the Company recorded a total of $2.2 million, $1.8 million, and $1.4 million of stock-based compensation expenses, in connection with the above-mentioned options.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 10 – Shareholders’ Equity (Cont.)

B.	Stock-based compensation (Cont.)

During 2016, the Company issued a total of 78,750 restricted stock units ("RSU"). Upon vesting, each RSU will settle by the issuance of one ordinary share. The RSUs vest over four years. As of December 31, 2019, a total of 54,316 ordinary shares were issued upon vesting of 54,316 RSUs and a total of 2,773 RSUs were outstanding, while as of December 31, 2018, a total of 41,462 ordinary shares were issued upon vesting of 41,462 RSUs and a total of 13,869 RSUs were outstanding.

3.	For the years 2019, 2018 and 2017, with respect to the above-mentioned RSUs, the Company recorded stock-based compensation expenses in the amount of $70 thousand, $94 thousand and $105 thousand, respectively. All of the above-mentioned stock-based compensation expenses are recorded under general and administrative expenses.

The unrecognized compensation expense calculated under the fair-value method for RSU’s expected to vest as of December 31, 2019 and 2018 is approximately $5 thousand and $99 thousand, respectively, and is expected to be recognized over a weighted-average period of one year and two years, respectively.

Note 11 – Research and Development Expenses

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Chemistry and formulation studies	$3,439	$968	$820
Salaries	2,283	1,617	1,090
Stock-based compensation	883	582	585
Research and preclinical studies	1,962	963	684
Clinical studies	8,346	3,575	5,871
Regulatory and other expenses	1,267	608	600
	$18,180	$8,313	$9,650

Note 12 – General and Administrative Expenses

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Stock-based compensation	$1,349	$1,201	$809
Professional fees	877	896	622
Salaries and benefits	856	1,346	1,441
Rent and office-maintenance fees	482	308	269
Investor relations and business development expenses	364	464	460
Insurance and other expenses	268	225	198
	$4,196	$4,440	$3,799

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 13 – Financial income, net

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Bank fees	$33	$42	$49
Interest income	(1,953)	(959)	(202)
Loss (gain) from sale of marketable debt securities	(106)	(12)	182
Foreign currency (gains) losses	111	(5)	(94)
	$(1,915)	$(934)	$(65)

Note 14 – Income Taxes

A.	General

The Company is assessed for tax purposes on an unconsolidated basis. Each of the Company’s subsidiaries is subject to the tax rules prevailing in its country of incorporation.

B.	Corporate Taxation

Israeli Companies:

In January 2016, the Israeli corporate income tax law was amended and reduced as of January 1, 2016 to 25% (from 26.5%). In December 2016, the Israeli corporate income tax law was further amended and reduced as of January 1, 2017 to 24% and as of January 1, 2018 and onwards to 23%.

On February 7, 2018, the Israeli Tax Authority issued a ruling granting the Company’s Israeli subsidiary, Galmed Research and Development Ltd, a ”Preferred Technological Enterprise” status as defined under the Encouragement of Capital Investment Law -1959 (the "Approval"). The grant of the status means that the Company’s Israeli subsidiary will be subject to a reduced Israeli corporate tax rate that will range between 6%-12% on any future taxable "technological income" which includes sales, licenses and royalties from its IP protected products. The tax ruling applies for five years until 2022 and may be extended for further periods subject to meeting certain requirements.

Maltese subsidiary:

Taxable income of Maltese companies was subject to tax at the rate of 35% in 2017-2019.

C.	Net Operating Loss Carry forward

As of December 31, 2019, the Company had approximately $95.7 million net-operating-loss carry forwards, consisting of approximately $11.7 million of Maltese net-operating-loss carry forwards and approximately 84.0 million Israeli net-operating-loss carry forward. Additionally, the Company had approximately $3.5 million of capital loss carry forward from the sale of marketable debt securities in Israel. The Maltese and the Israeli loss carry forwards have no expiration date.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 14 – Income Taxes (Cont.)

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

Significant components of the Company’s and its subsidiaries’ assets are as follows

	As of December 31,
	2019	2018
	(in thousands)
Deferred tax assets
Israeli companies net-operating-loss carry forward	$10,085	$6,230
Maltese subsidiary net-operating-loss carry forward	4,081	4,611
Israeli subsidiary capital-loss carry forward	881	294
Other reserves and allowances	21	16
Total deferred-tax assets	15,068	11,151
Valuation allowance	(15,068)	(11,151)
Net deferred-tax assets	$–	$–

E.	Tax assessments

The Israeli subsidiaries received final tax assessments through the year ended December 31, 2014.

F.	Effective tax expense

A reconciliation of the Company’s effective tax expense to the Company’s theoretical statutory tax benefit is as follows:

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Loss before taxes on income, as reported in the consolidated statements of operations	$20,461	$9,781	$12,299

Statutory tax rate	12%	12%	24%

Theoretical tax benefit	2,455	1,174	2,952
Losses and other items for which a valuation allowance was provided or benefit from loss carry forwards	(2,455)	(1,174)	(2,952)
Tax withheld from upfront payment from Samil	-	75	-

Actual tax expense	$-	$75	$-

ITEM 19. Exhibits.

Exhibit No.	Description

1.1	Form of Amended and Restated Articles of Association of Galmed Pharmaceuticals Ltd. (English Translation) (1)

2.1	Description of Securities Registered under Section 12 of the Exchange Act**

4.1	Form of Indemnification Agreement (1)

4.2	Galmed Pharmaceuticals Ltd. 2013 Incentive Share Option Plan (4)

4.3	Registration and Information Rights Agreement, dated December 2013, by and among Galmed Pharmaceuticals Ltd., Shirat HaChaim Ltd., David & Debora Goldfarb, Medgal S.A. and G. Yarom Medical Research Ltd. (2)

4.4	Personal Employment Agreement, dated December 23, 2013, by and between Galmed Medical Research Ltd. and Allen Baharaff (2)

4.5	Amendment No.1 to Employment Agreement by and between Galmed Research and Development Ltd. and Allen Baharaff (10)

4.6	Amendment No.2 to Employment Agreement by and between Galmed Research and Development Ltd. and Allen Baharaff**

4.7	Compensation Policy of Galmed Pharmaceuticals Ltd.(5)

4.8	Lease, dated March 22, 2015, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(8)

4.9	Addendum to Lease, dated February 27, 2017, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(8)

4.10	Addendum to Lease, dated August 8, 2018, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(12)

4.11	At-the-Market Equity Offering Sales Agreement, dated December 22, 2017, by and between Galmed Pharmaceuticals Ltd. and Stifel, Nicolaus & Company, Incorporated (9)

4.12	Underwriting Agreement between Galmed Pharmaceuticals Ltd. and Stifel, Nicolaus & Company, Incorporated, as representative of the several underwriters, dated June 19, 2018 (11)

8.1	List of subsidiaries of Galmed Pharmaceuticals Ltd.**

11.1	Code of Business Conduct and Ethics of Galmed Pharmaceuticals Ltd.(7)

12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

122

15.1	Consent of Brightman Almagor Zohar & Co. (a Member of Deloitte Touche Tohmatsu Limited)**

101	The following financial information from Galmed Pharmaceuticals Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2019, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Loss, (iii) Consolidated Statements of Changes in Shareholders’ Equity (iii) the Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements**

(1)	Incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed with the SEC on February 28, 2014.
(2)	Incorporated herein by reference to the Registration Statement on Form F-1, filed with the SEC on February 6, 2014.
(3)	Incorporated herein by reference to the Company’s Report on Form 6-K filed with the SEC on June 1, 2016.
(4)	Incorporated herein by reference to Exhibit A to the Company's Report on Form 6-K filed with the SEC on April 2, 2015.
(5)	Incorporated herein by reference to Exhibit A to the Company’s Report on Form 6-K filed with the SEC on April 27, 2017.
(6)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2015.
(7)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 22, 2016.
(8)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 23, 2017.
(9)	Incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on December 22, 2017.
(10)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 13, 2018.
(11)	Incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on June 21, 2018.
(12)	Incorporated herein by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed with the SEC on March 13, 2019.

* Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

** Filed herewith.

123

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALMED PHARMACEUTICALS LTD.

	By:	/s/ Allen Baharaff
Allen Baharaff
President, Chief Executive Officer and Chairman

Date: March 12, 2020

124