Form 20-F
period 2020-12-31
Galmed Pharmaceuticals Ltd.
filed 2021-03-18
CIK 1595353

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Title of each class
N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2020): 21,325,975 ordinary shares are outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ◻ No ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ◻ No ⌧

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ⌧ No ◻

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ⌧ No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ⌧	Non-accelerated filer ◻
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ◻

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⌧

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP 	International Financial Reporting Standards	Other ◻
as issued by the International Accounting Standards Board ◻

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ◻ Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ⌧

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ◻ No ◻

2

ABOUT THIS ANNUAL REPORT

All references to “we,” “us,” “our,” “the Company” and “our Company”, in this Annual Report on Form 20-F, or our annual report, are to Galmed Pharmaceuticals Ltd. and its subsidiaries, unless the context otherwise requires. All references to Aramchol mean Aramchol acid or Aramchol meglumine (salt), unless the context otherwise requires. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 0.01 nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this annual report has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the timing and cost of our pivotal Phase 3 ARMOR trial, or the ARMOR Study, for our lead product candidate, Aramchol, or for any other pre-clinical or clinical trials;
●	completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre-clinical or clinical trial;
●	the impact of the COVID-19 pandemic on our operations;
●	regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;
●	the commercial launch and future sales of Aramchol or any other product candidate;
●	our ability to comply with all applicable post-market regulatory requirements for Aramchol or any other product candidate in the countries in which we seek to market the product;
●	our ability to achieve favorable pricing for Aramchol or any other product or any other product candidate;

●	our expectations regarding the commercial market for non-alcoholic steato-hepatitis, or NASH, in patients or any other targeted indicated;
●	third-party payor reimbursement for Aramchol or any other product candidate;
●	our estimates regarding anticipated capital requirements and our needs for additional financing;
●	market adoption of Aramchol or any other product candidate by physicians and patients;
●	the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate;
●	our ability to obtain and maintain adequate protection of our intellectual property;
●	the possibility that we may face third-party claims of intellectual property infringement;
●	our ability to manufacture Aramchol or any other product candidate in commercial quantities, at an adequate quality or at an acceptable cost;
●	our ability to establish adequate sales, marketing and distribution channels;
●	intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;
●	the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy; and
●	our expectations regarding licensing, acquisitions and strategic operations.

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

The selected consolidated statement of operations data for the years ended December 31, 2018, 2019 and 2020, and the selected consolidated balance sheet data as of December 31, 2019 and 2020, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report.

Consolidated Statement of Operations Data

	Year ended December 31,
	2016	2017	2018	2019	2020

	(in thousands)
Revenue	467	$1,085	$2,038	$—	$—
Research and development expenses	14,271	9,650	8,313	18,180	26,082
General and administrative expenses	3,078	3,799	4,440	4,196	4,128
Operating loss	16,882	12,364	10,715	22,376	30,210
Financial expenses	372	232	42	144	150
Financial Income	(407)	(297)	(976)	(2,059)	(1,589)
Taxes on income	106	—	75	—	—
Net loss	$16,953	$12,299	$9,856	$20,461	$28,771
Comprehensive loss	16,832	12,221	9,860	20,415	28,534
Diluted net loss per ordinary	$1.49	$0.98	$0.54	$0.97	$1.35
Weighted number of ordinary shares used in computing loss per ordinary shares	11,374,653	12,487,349	18,137,689	21,114,399	21,280,787

Consolidated Balance Sheet data:

	As of December 31,
	2016	2017	2018	2019		2020

	(In thousands)
Cash and cash equivalents and restricted cash	$3,097	$13,021	$24,159	$16,043		$7,060
Short-term deposits and marketable securities	12,351	5,976	66,029	59,560		43,939
Other receivables	284	155	218	827		812
Other non-current assets	718	491	194	709	*)	570
Total assets	16,450	19,643	90,600	77,139		52,381
Total liabilities	5,375	3,848	2,706	7,286	*)	8,228
Total shareholders’ equity	11,075	15,795	87,894	69,853		44,153
Number of ordinary shares issued and outstanding	12,149,226	14,435,161	21,018,919	21,139,385		21,325,975
*)	ASU 2016-02 was adopted as of January 1, 2019, using the modified retrospective method; previous periods were therefore not adjusted and might not be directly comparable.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Summary of Risk Factors

An investment in our ordinary shares is subject to a number of risks. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related to Our Financial Position and Capital Requirements

●	We are a clinical-stage biopharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.
●	We have not yet commercialized any products and we may never be able to do so, and even if we do, the products may not gain market acceptance.
●	We will need substantial, additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.
●	We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of Aramchol.

Risks Related to Our Business, Industry and Regulatory Requirements

●	Our business is subject to risks arising from epidemic diseases, such as the recent COVID-19 pandemic, which has impacted and could continue to impact our business.
●	The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including as a result of the COVID-19 pandemic.

●	There is significant uncertainty regarding the regulatory approval process for any investigational new drug, substantial further testing and validation may be required, and regulatory approval may be conditioned, delayed, or denied, any of which could delay or prevent us from successfully receiving marketing approval and substantially harm our business.
●	Failure to obtain, or any delay in obtaining, FDA or any foreign regulatory approval regarding any potential switch of Aramchol free acid to Aramchol meglumine (salt) in our ongoing ARMOR Study may have a material adverse effect on our business, operating results, financial condition and prospects. Furthermore, although we have submitted patent applications for our Aramchol salts in development, there is no assurance that we will receive any patents for them and even if granted or with respect to granted patents, they are still subject to challenge.
●	Commencement of our ARMOR Study in jurisdictions outside the United States is subject to acceptance of the foreign equivalent of our IND by regulatory authorities.
●	We may be forced to abandon development of Aramchol or any other product candidate which would have a material adverse effect on our business and may force us to cease operations.
●	We recently started developing Aramchol in combination with other therapies, which exposes us to additional risks.
●	The lack of a reliable non-invasive method for the diagnosis of NASH is likely to present a major challenge to Aramchol’s market penetration, if ever commercialized.
●	Our Amilo-5Mer program is being conducted under a research and option agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, or Yissum. If we decide to further develop Amilo-5Mer beyond our planned first-in-human Phase I study, we plan to exercise our option to negotiate and enter into a definitive license agreement with Yissum. If we are unable to enter into a definitive license agreement, we would not have the ability to continue the development and potential commercialization of Amilo-5Mer.
●	If we acquire or in-license additional technologies or product candidates, we may incur significant, incremental expenses, may have integration difficulties and may experience other risks that could harm our business and results of operations.
●	The lack of a reliable non-invasive method for the diagnosis of NASH is likely to present a major challenge to Aramchol’s market penetration, if ever commercialized.
●	We manage our business through a small number of senior executive officers. We depend on them even more than similarly- situated companies.

Risks Related to Our Reliance on Third Parties

●	We have no manufacturing capacity and anticipate reliance on third-party manufacturers for Aramchol or any other product candidate.
●	Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and potential future product candidates.
●	We depend on third parties to conduct our clinical trials.

Risks Related to Our Intellectual Property

●	The failure to obtain or maintain patents, licensing agreements and other intellectual property rights that are sufficiently broad and protective could impact our ability to compete effectively.
●	Our potential development of Aramchol meglumine may not result in improved bioavailability compared to the existing form of Aramchol. Furthermore, although we have pending patent applications and granted patent covering Aramchol meglumine in development, there is no assurance that we will receive any patents for them, and even if we receive one or more patents for our Aramchol meglumine in development, they may be of little or no commercial value.

Risks Related to Ownership of Our Ordinary Shares

●	The market price of our ordinary shares is volatile and you may sustain a complete loss of your investment.

●	Our President and Chief Executive Officer, along with our principal shareholders, beneficially own approximately 18% of our outstanding ordinary shares, as of February 28, 2020. Therefore, our principal shareholders will be able to exert significant control over matters submitted to our shareholders for approval.
●	Our U.S. shareholders may suffer adverse tax consequences due to our classification as a passive foreign investment company.

Risks Related to Israeli Law and Our Operations in Israel

●	Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.
●	Provisions of Israeli law and our articles of association, or Articles, may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.
●	Your rights, liabilities and responsibilities as a shareholder will be governed by Israeli law and differ in some material respects from those under U.S. law.

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. Prior to making a decision about investing in our ordinary shares, you should carefully consider the risks, uncertainties and assumptions set forth below. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these risks occur, our business, financial condition and operating results could be harmed, the trading price of our ordinary shares could decline and you could lose part or all of your investment.

Risks Related to Our Financial Position and Capital Requirements

We are a clinical-stage biopharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

We are a clinical-stage biopharmaceutical company with an operating history limited to pre-clinical and clinical drug development and no approved products. In addition, we have limited operating experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. We have funded our research and development programs and operations to date primarily through proceeds from private placements and public offerings. We currently have no products approved for marketing in the United States or any other jurisdiction and have not generated any revenue from product sales to date, although we have generated revenue from our licensing agreement with Samil Pharm. Co., Ltd., or Samil. We have incurred operating losses in each year since the inception of our predecessor in 2000. Our loss attributable to holders of our ordinary shares for the years ended December 31, 2018, 2019, and 2020 was approximately $9.9 million, $20.5 million and $28.8 million, respectively. As of December 31, 2020, we had an accumulated deficit of $135.7 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations.

Our ability to become profitable depends upon our ability to generate revenue in excess of our expenses. To date, we have not generated any revenue, excluding the licensing revenue we recorded in connection with that certain Samil Agreement (as defined below), as our lead product candidate, Aramchol is still in clinical development and has not been approved by the FDA, nor has any other product candidate. We do not know when, or if, we will generate any revenue from sales of Aramchol, Amilo-5MER and/or any other product candidate. We do not expect to generate revenue other than subsequent royalties and/or milestones that can be earned in connection with the Samil Agreement or other potential license agreements, unless and until we, or an ultimate third-party licensor or acquirer, obtain regulatory and marketing approval of, and commercialize, Aramchol or any other product candidate. We will continue to incur significant research and development and general and administrative expenses related to our operations. We expect to continue to incur losses for the foreseeable future, which may be significant, and these losses will likely increase as we:

●	manage our ongoing ARMOR Study and any additional clinical trials for Aramchol or any other product candidate and initiate additional research and development programs;
●	seek regulatory approvals for Aramchol or any other product candidate;
●	implement internal systems and infrastructures, including, without limitation, hiring of additional personnel as needed and developing sales and marketing functions if and when Aramchol or any other product candidate receives applicable regulatory approval and we opt to commercialize it ourselves;
●	seek to in-license additional products or technologies to develop;
●	hire additional management and other personnel; and
●	move towards commercialization of Aramchol or any other product candidate.

We may out-license Aramchol or any other product candidate including through a territorial license, a worldwide license, or a license for a particular indication, before it is approved by any applicable regulatory agency, commercialized and/or generates revenue, depending on a number of factors, including, but not limited to, our ability to:

●	demonstrate a compelling and/or novel, pre-clinical, unique mechanism of action of Aramchol, Amilo-5Mer or any other product candidate;
●	obtain adequate clinical results from and progress from the clinical development of Aramchol or any other product candidate;
●	develop and obtain regulatory approvals in the countries and for the uses we intend to pursue for Aramchol or any other product candidate;
●	contract for the manufacture of commercial quantities of Aramchol or any other product candidate by a current good manufacturing practice, or cGMP, compliant manufacturing facility at acceptable cost levels if marketing approval is received; and
●	establish external, and potentially in the future, internal, sales and marketing capabilities to effectively market and sell Aramchol or any other product candidate in the United States and other countries.

Even if Aramchol or any other product candidate is approved for commercial sale, it may not gain market acceptance or achieve commercial success. In addition, we anticipate incurring significant costs associated with seeking regulatory approval and commercialization. We may not achieve profitability soon after generating product revenue, if ever. If we are unable to generate product revenue, we will not become profitable and would be unable to continue operations without additional funding.

We expect our research and development expenses to significantly increase in connection with our ARMOR Study and initiation of any other pre-clinical or clinical trials. In addition, if we obtain marketing approval for Aramchol , Amilo-5Mer or any other product candidate and opt to commercialize it ourselves, we will likely initially incur significant expenses associated with outsourcing sales, marketing and manufacturing functions to third parties, as well as continued research and development expenses. Furthermore, we expect to incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

Our limited operating history makes it difficult to evaluate our business and prospects.

Our operating history is limited to pre-clinical and clinical development of one product, and our operations to date have been limited primarily to research and development, raising capital and recruiting scientific and management personnel and third-party partners. Therefore, it may be difficult to evaluate our business and prospects. We have not yet demonstrated an ability to commercialize or obtain regulatory approval for any product candidate. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development and/or commercialize our product candidates, obtain regulatory approvals or achieve market acceptance or favorable pricing for our product candidates.

We have not yet commercialized any products and we may never be able to do so, and even if we do, the products may not gain market acceptance.

We have not yet commercialized any products and we may never be able to do so. We do not know when or if we will complete development of Aramchol or any other product candidate, obtain regulatory approval, or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance for these products will depend on a number of factors, including:

●	the timing and scope of regulatory approvals in the countries we intend to pursue with respect to the commercialization of Aramchol or any other product candidate, including the indications for which they are approved;
●	the competitive environment;
●	the ability for Aramchol, Amilo-5MER or any other product candidate to be manufactured, whether by us or third parties, in compliance with applicable regulatory requirements, including cGMP;
●	our ability to effectively promote Aramchol or any other product candidate, whether directly or using third parties, consistent with the approved indications and labeling in the countries in which we intend to pursue approval;
●	the acceptance by the medical community of the safety and clinical efficacy of Aramchol or any other product candidate and their potential advantages over other therapeutic products;
●	the development of a non-invasive method for diagnosing NASH as an alternative to the current gold standard of liver biopsy, which we view as a rate-limiting factor to complete market uptake because of its expense and its risks and discomfort to patients;
●	the adequacy and success of distribution, sales and marketing efforts, including through strategic agreements with pharmaceutical and biotechnology companies; and
●	the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

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

As of December 31, 2020, we had a net working capital of $44.0 million, cash and cash equivalents of $6.9 million, restricted cash of $0.1 million, short-term deposits of $3.8 million and marketable debt securities of $40.1 million. Based on our current operating plan, we currently estimate that our cash position will support our current clinical trials and operations as currently conducted for more than 12 months from the date of issuance of this annual report. We will need to raise substantial, additional capital to fund our operations and to develop Aramchol and Amilo-5MER for, and beyond their current development stage, and ultimately commercialize them, if we opt to do so ourselves. In addition, we may choose to expand our current research and development focus, or other clinical operations as well as the development of Aramchol or any other product candidate for other indications or development of other molecules and/or combination of Aramchol with other molecules for NASH or other liver and inflammatory diseases as well as non-invasive biomarkers, which may also require additional capital. Our future capital requirements may be substantial and will depend on many factors including :

●	the acceptance of any amendments to our Investigational New Drug application, or IND, or foreign equivalent for the ARMOR Study by the FDA and any other foreign regulatory authority and the acceptance of any other IND or foreign equivalent for any other product candidate;
●	adhering to patient recruitment in our clinical trials and sponsored trials;
●	our clinical trials and sponsored trials results;
●	developing Aramchol and combination of it for the treatment of other conditions or indications beyond NASH, or possible label expansion of Aramchol once its approved, if at all, for the treatment of other conditions or indications;
●	the cost of filing and prosecuting patent applications and the cost of defending our patents;
●	the cost of prosecuting infringement actions against third parties;
●	the cost, timing and outcomes of seeking marketing approval of Aramchol or any other product candidate;
●	the costs associated with commercializing Aramchol or any other product candidate if we receive marketing approval, and choose to commercialize our product candidates ourselves, including the cost and timing of establishing external, and potentially in the future, internal, sales and marketing capabilities to market and sell our product candidates;
●	the costs associated with any product liability or other lawsuits related to Aramchol or any other product candidate;
●	the costs associated with post-market compliance with regulatory requirements, and of addressing any allegations of non-compliance by regulatory authorities in countries where we plan to market and sell Aramchol or any other product candidate;
●	the demand for Aramchol or any other product candidate;
●	the costs associated with developing and/or in-licensing other research and development programs;
●	the expenses needed to attract and retain skilled personnel; and

●	the costs associated with being a public company.

Changing circumstances may cause us to consume capital significantly faster than we currently anticipate, such as losing our Small and Medium Enterprise status at the EMA, which entitles us to significant fee reductions. Because there are numerous risks and uncertainties associated with the development and commercialization of Aramchol or any other product candidate, we are unable to estimate the amount of increased capital outlays and operating expenditures associated with our anticipated clinical trials. We have no committed external sources of funds. Additional financing may not be available when we need it or may not be available on terms that are favorable to us and additional financing may cause significant dilution to our existing shareholders. If adequate funds are not available to us on a timely basis, or at all, we may be required to terminate or delay planned or ongoing clinical trials or other development activities for Aramchol or any other product candidate.

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

We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of Aramchol or any other product candidate. If we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize Aramchol or any other product candidate.

Our long-term capital requirements are expected to depend on many potential factors, including, among others:

●	the number of product candidates in development;
●	the size, duration and scope of existing and future clinical trials and pre-clinical studies;
●	the regulatory path of Aramchol or any other product candidate;
●	the results of our clinical trials, which are unpredictable in product candidate development;
●	our ability to successfully commercialize Aramchol or any other product candidate, including securing commercialization and out-licensing agreements with third parties and favorable pricing and market share;
●	the progress, success and cost of our clinical trials and research and development programs, including those associated with milestones and royalties;

●	the costs, timing and outcome of regulatory review and obtaining regulatory approval of Aramchol or any other product candidate and addressing regulatory and other issues that may arise post-approval;
●	the breadth of the labeling, assuming that Aramchol or any other product candidate are approved for commercialization by a relevant regulatory authority, which may not occur;
●	our need, or decision, to acquire or in-license complementary technologies or new platform technologies or product candidates;
●	the costs of enforcing our issued patents and defending intellectual property-related claims;
●	the costs of investigating patents that might block us from developing potential product candidates;
●	the costs of recruiting and retaining qualified personnel;
●	the costs associated with contracting with third parties to manufacture the product and to perform other necessary services;
●	our revenue, if any; and
•	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

If we are unable to obtain the funds necessary for our operations, we will be unable to develop and commercialize Aramchol or any other product candidate which would materially and adversely affect our business, liquidity and results of operations.

Risks Related to Our Business, Industry and Regulatory Requirements

Our business is subject to risks arising from epidemic diseases, such as the recent COVID-19 pandemic, which has impacted and could continue to impact our business.

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, we have implemented remote working and workplace protocols for our employees in accordance with Israeli Ministry of Health requirements to ensure employee safety. Many of our trial sites in our ARMOR Study are based in areas currently affected by COVID-19 and there is a general unease of conducting scheduled or elective procedures in medical centers. Given the significant strains on the healthcare system across the globe, during 2020 we temporarily halted the screening of new patients for the ARMOR Study and temporarily suspended the opening of new trial sites. Although we subsequently resumed screening activities and recruitment, in December 2020 we announced the addition of an open label part to the ARMOR Study and temporarily suspended randomization of new patients into the double-blind, placebo-controlled histology-based registrational phase of the ARMOR Study as currently enrolled patients are transitioned to the open label part. The open label part is being conducted in a smaller subset of the ARMOR study which have been less affected by the COVID-19 pandemic. We continue to closely monitor the local situation in the U.S. and other countries around the world. To help mitigate cost overrun, we have taken several cost reduction measures including minimizing clinical related expenses, making certain adjustments to clinical staff and pay according to the current and predicted level of activity, and we downsized our in-house clinical force and we reduced directors' cash fees by 50% for the first half of 2020.

In addition, the rapid development and fluidity of the COVID-19 pandemic precludes any firm estimates as to the ultimate effect this disease will have on our clinical trials, our operations and our business and it is not possible to predict the impact of the second and any further wave of COVID-19. As a result, any current assessment of the effects of the COVID-19 pandemic, including the impact of this disease on the ARMOR Study and any other pre-clinical or clinical studies, is difficult to predict and subject to change and we may experience further disruptions that could severely impact our business, clinical trials, and supply chains, including:

◾	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff for the ARMOR Study or any other clinical trial;
◾	delays or difficulties in enrolling patients for the ARMOR Study or any other clinical trial especially if sites do not reopen to screen and enroll patients;
◾	diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals and other medical centers serving as our clinical trial sites and hospital and other staff supporting the conduct of our clinical trials;
◾	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures, which may impact the integrity of subject data and clinical study endpoints;
◾	interruption of, or delays in receiving, supplies of Aramchol or any other product candidate from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;
◾	delays in clinical sites receiving the supplies and materials needed to conduct the ARMOR Study or any other clinical trial and interruption in global shipping that may affect the transport of clinical trial materials;

◾	limitations on employee resources that would otherwise be focused on the conduct of the ARMOR Study or any other clinical trial, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;
◾	interruptions or delays in the operations of the FDA, EMA or other regulatory authorities, including in receiving feedback or approvals from the FDA, EMA or other regulatory authorities with respect to regulatory submissions;
◾	changes in local regulations as part of a response to COVID-19 which may require us to change the ways in which the ARMOR Study or any other clinical trial is being conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;
◾	delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;
◾	refusal of the FDA, EMA or other regulatory authorities to accept data from clinical trials in affected geographies; and
◾	impacts from prolonged remote work arrangements, such as increased cybersecurity risks and strains on our business continuity plans.

In addition, the spread of COVID-19 has had and may continue to severely impact the trading price of shares of our ordinary shares and could impact our ability to raise additional capital on a timely basis or at all. The COVID-19 pandemic continues to rapidly evolve. The extent to which the COVID-19 pandemic may continue to impact our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the geographic spread of the disease, the duration of the pandemic, travel restrictions, quarantines, shelter-in-place orders and social distancing, business closures or business disruptions and the effectiveness of actions taken to contain and treat the disease. The impact of the COVID-19 pandemic may also have the effect of heightening many of the other risks described in the "Risk Factors" section of this Annual Report on Form 20-F.

The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including as a result of the COVID-19 pandemic.

We may not be able to complete or commence the clinical trials that would support our submission of an NDA to the FDA, a Marketing Authorization Application or MAA, to the EMA or any similar submission to regulatory authorities in other countries. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. The fact that the FDA, EMA or other regulatory authorities permit a company to conduct human clinical trials is no assurance or guarantee that the trials will be successful. On the contrary, most candidate drugs that begin clinical trials do not prove to be successful and do not result in the filing of an NDA, MAA or similar filing. Drug candidates that successfully complete one phase of clinical trials may prove unsuccessful at a subsequent phase. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements and in part because the results of clinical trials are inherently uncertain and unpredictable. Regulatory authorities, such as the FDA, may decline to permit a clinical trial to proceed or may suspend a clinical trial that it has previously permitted to proceed. Additionally, the clinical trial process is time-consuming, and failure can occur at any stage of the trials. We may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

●	difficulties obtaining regulatory authorization to commence a clinical trial or complying with regulatory requirements for clinical trials or with the conditions imposed by a regulatory authority regarding the scope or duration of a clinical trial;
●	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;
●	difficulties in obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site;
●	challenges in recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including size and nature of patient population, proximity of patients to clinical sites, eligibility and exclusion criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications; and
●	inadequate funding.

Even though we initiated the Phase 3 ARMOR Study, the ARMOR Study may still be terminated as a result of, but not limited to, safety signals. In addition, the ARMOR Study or other clinical trials may be suspended or terminated by us, the FDA or other regulatory authorities, the principal investigator at a site, the IRBs at the sites where such boards are overseeing a trial or the data safety monitoring board, or the DSMB, that is overseeing the clinical trial at issue, or other regulatory authorities due to a number of factors, including:

●	irregularities in conducting a clinical trial, including by way of example, failure to conduct the clinical trial in accordance with regulatory requirements, in particular good clinical practice requirements, or GCP, or the FDA-authorized clinical protocols;
●	negative findings upon inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;
●	safety issues or lack of clinical drug activity or effectiveness; and
●	lack of adequate funding to continue the clinical trials.

To date, we have already experienced material delays in both the ARMOR Study largely related to significantly slower than expected recruitment and the ARREST Study largely related to significantly slower than expected recruitment and the length of time required to obtain regulatory authorizations to proceed with clinical trials. We may experience further delays in any or all of our clinical trials, in particular as a result of the COVID-19 pandemic, and there can be no assurance that we will not experience such risks in the future as we progress with our planned clinical trials.

Furthermore, positive results in previous clinical studies of our product candidates may not be predictive of similar results in future clinical trials. Also, interim results, if at all, during a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early- and mid-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for our product candidates may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or pre-clinical trials, or to even terminate the development program entirely. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical and clinical studies have nonetheless failed to obtain FDA or EMA, or other regulatory agency, approval for their products.

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

There is significant uncertainty regarding the regulatory approval process for any investigational new drug, substantial further testing and validation may be required, and regulatory approval may be conditioned, delayed, or denied, any of which could delay or prevent us from successfully receiving marketing approval and substantially harm our business.

Pharmaceutical products generally are subject to rigorous nonclinical testing and clinical studies and other approval procedures mandated by the FDA and foreign regulatory authorities. Various federal and foreign statutes and regulations also govern or materially influence the manufacturing, safety, labeling, storage, record keeping, and marketing of pharmaceutical products. The process of obtaining these approvals and the subsequent compliance with appropriate U.S. and foreign statutes and regulations is time-consuming and requires the expenditure of substantial resources. With respect to Aramchol, to date, there are no approved therapies for NASH. The regulatory approval process for product candidates such as ours can be more expensive and take longer than other, better known or extensively studied pharmaceutical or other product candidates. There is not a tested and successful approval path for NASH drugs that we can use as an example and we expect that such a path for regulatory approval for NASH treatments may continue to evolve in the near term as we and other companies refine our regulatory approval strategies and interact with regulatory authorities.

In September 2019, we initiated the ARMOR Study. As part of our ongoing review process, we received certain comments from the FDA in the form of guidance regarding our ARMOR Study trial design and statistical analysis plan in which, among other things, the FDA recommended that we should consider that the duration of the first phase of the study (histology based) be extended to longer than 52 weeks and that the study safety database be increased. We are in an ongoing dialogue with the FDA with respect to the comments and have made certain amendments to the ARMOR Study including the addition of an open label part and an extension of the histology-based phase to 72 weeks while reducing the number of patients in the histology-based phase from 1200 to 1000. There can be no assurance that the FDA will accept these changes. As a result of the changes to the ARMOR Study design, this has resulted in extending the duration of the ARMOR Study and has made the clinical trial process more expensive. We plan to transition from Aramchol free acid to Aramchol meglumine (salt), and this may further result in additional delays in the completion of the ARMOR Study and may result in further clinical trial expenses. In addition, our primary use patent for Aramchol for the treatment of fatty liver is expected to expire prior to submission of a new drug application, or NDA, precluding any patent restoration term for the primary use patent (See "Failure to obtain, or any delay in obtaining, FDA or any foreign regulatory approval regarding any potential transition from Aramchol free acid to Aramchol meglumine (salt) in our ongoing ARMOR Study may have a material adverse effect on our business, operating results, financial condition and prospects. Furthermore, although we have submitted patent applications for our Aramchol salts in development, there is no assurance that we will receive any patents for them"). Even after we receive and incorporate guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that we have satisfied their requirements, which may require us to complete additional preclinical studies or clinical trials or impose stricter approval conditions than we currently expect. In addition, the FDA has indicated that the results of the ARMOR Study must be unequivocal and highly persuasive for a single Phase 3 study to support approval of an NDA. Therefore, even if the ARMOR Study meets all of its statistical goals and protocol endpoints, the FDA may not view the results as sufficient to support an NDA. Any additional delays in the completion of the ARMOR Study or any additional preclinical studies or clinical trials would require us to expend substantial additional resources and could significantly extend the timeline for clinical development prior to market approval. As a result of the foregoing, the research and development, preclinical studies and clinical testing of Aramchol and any other product candidate is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the development process.

We are currently planning to transition from Aramchol free acid to Aramchol meglumine (salt) in our randomized, double-blind, placebo-controlled part of the ARMOR Study. As part of our research and development studies, we have confirmed that several Aramchol salts have improved solubility as compared to the existing form of Aramchol free acid. We have a pending patent application and have been granted a composition of matter patent application for Aramchol meglumine as well as a wide range of other salts, and a method for treating hepatic fibrosis and fibrosis in non-alcoholic fatty acid liver disease. In addition, we have since submitted additional patent applications for Aramchol meglumine, including a low dose composition for Aramchol meglumine. We have since been granted a composition of matter patent for Aramchol salts which includes claims for the treatment of fatty liver in Europe and certain other countries while the patent application is still pending in the U.S. and certain other countries.We have been granted a low dose composition of matter patent for Aramchol meglumine in the U.S. Our composition of matter claims covering Aramchol meglumine patents that have been granted expire in 2034, subject to appropriate maintenance, renewal, annuity or other governmental fees being paid, and our pending application directed to use of Aramchol meglumine for treating hepatic fibrosis and fibrosis in non-alcoholic fatty acid liver disease will expire if and when issued in 2037. There can be no assurance that the U.S. Patent and Trademark Office, or the USPTO, or any other foreign equivalent will issue any additional patents based on the patent applications that we submitted to protect our Aramchol salts, nor, should the USPTO or foreign equivalent issue any patents to us with respect to the Aramchol salts, that we will be provided with adequate protection against potentially competitive products. Furthermore, if the USPTO or foreign equivalent issues us one or more patents for the Aramchol salts or with respect to already issued patents for the Aramchol salts, there can be no assurance that the issued patents will be of any commercial value, or that private parties or competitors will not successfully challenge these patents or circumvent these patents in the United States or their counterparts abroad. In the absence of adequate patent protection, our business may be adversely affected by competitors who develop comparable technology or products and our commercial prospects may be materially adversely affected.

Results from a recent cross over PK study in dogs testing single and multiple oral administration doses of Aramchol free acid and Aramchol meglumine demonstrated bioequivalence with reduced variability. We plan to submit these results along with other supportive data to the FDA and discuss with the FDA, as soon as practical, a plan to appropriately transition from Aramchol free acid to the Aramchol meglumine in the ongoing ARMOR Study. Based on our regulatory and scientific review of relevant FDA guidance and precedents, we expect that we will be required to demonstrate to the FDA that the Aramchol meglumine is bioequivalent to Aramchol free acid in humans and that a number of other data considerations are addressed. Demonstrating bioequivalence requires evidence that there is no significant difference in the rate and extent to which the active ingredient is absorbed and becomes available at the site of action compared to the product with which it is considered interchangeable. However, the FDA or any foreign regulatory authority may determine that our data are not sufficient to support a transition to Aramchol meglumine in the ARMOR trial. If this is the case, the FDA or any foreign regulatory authority may require that we provide additional bioequivalence data, preclinical or clinical data or other data to provide evidence to support the transition to Aramchol meglumine. The size, scope, length and costs of any new or supplemental testing or clinical trials that may be required by the FDA or any foreign regulatory authority to provide such data are not known at this time. Failure or delay in obtaining FDA or foreign regulatory authority approval of the transition to Aramchol meglumine or the FDA or any foreign regulatory authority requiring us to provide additional clinical data may result in delays to our current projected timelines for the ARMOR Study and could have a material adverse effect on our business, operating results, financial condition and prospects. In addition, even if we receive FDA or foreign regulatory authority to transition to Aramchol meglumine, we may experience delays or other disruptions in manufacturing and supplying clinical trial materials for use in the ARMOR Study or any other clinical trial which could have a material adverse effect on our business, operating results, financial condition and prospects.

Furthermore, success in our earlier pre-formulation studies of Aramchol meglumine does not ensure that later studies will be successful, and the results of later studies may not replicate the results of our prior pre-formation studies. Furthermore, either or both of any future PK and formulation development studies may fail to demonstrate that the Aramchol meglumine result in an improvement in solubility and bioavailability. If any such studies do not support our claims, the completion of development of Aramchol meglumine may be significantly delayed or abandoned and may cause us to abandon development of Aramchol free acid, which would have a material adverse effect on our business, operating results, financial condition and prospects.

We depend largely on the success of our lead product candidate, Aramchol, and we may not obtain regulatory approval of Aramchol.

We have invested almost all of our efforts and financial resources in the research and development (clinical and pre-clinical) of our lead product candidate, Aramchol. As a result, our business is largely dependent on the success of the ARMOR Study and our ability to complete the development of, obtain regulatory approval for and successfully commercialize Aramchol in a timely manner. The process to develop, obtain regulatory approval for and commercialize Aramchol is long, complex, costly and uncertain as to its outcome.

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

The requirements and length of time for approval vary in different jurisdictions and could involve additional studies of Aramchol beyond those we currently anticipate, including potentially post-approval studies. The time required to obtain approval in other countries might differ from that required to obtain FDA approval in the United States. The marketing approval process in other countries may include all of the risks detailed above regarding FDA approval as well as other risks. In particular, in many countries outside the United States, it is required that a product receive pricing and reimbursement approval before the product can be commercialized. This can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved therapy. This can result in significant expense to conduct complex clinical trials. Finally, we do not have any products approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of Aramchol or any other product candidate will be harmed.

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

In September 2019, we initiated the ARMOR Study and recently we added an open label part to the study. In the event that the FDA or any other regulatory authority requires us to complete additional preclinical and/or clinical studies or we are required to satisfy other FDA or other regulatory requests, the start of the ARMOR Study in the applicable jurisdiction or any of our other programs may be delayed or not started at all. For example, certain regulatory agencies in Europe are requiring that we conduct additional clinical studies prior to initiating ARMOR in those jurisdictions. Even after we receive and incorporate guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that we have satisfied their requirements to commence our clinical trial or change their position on the acceptability of our planned trial design or the clinical endpoints selected, which may require us to complete additional preclinical studies or clinical trials or impose stricter approval conditions than we currently expect. As a result of the foregoing, the research and development, preclinical studies and clinical testing of any product candidate is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the development process.

We may be forced to abandon development of Aramchol  or any other product candidate which would have a material adverse effect on our business and may force us to cease operations.

Upon the completion of any clinical or pre-clinical trial and/or tests, the results might not support the desired indications for use. Further, success in earlier clinical trials does not ensure that later clinical trials will be successful, and the results of later clinical trials may not replicate the results of prior clinical trials or pre-clinical testing. The clinical trial process may fail to demonstrate that Aramchol or any other product candidate is safe and/or effective for the indications we seek. Any such failure may cause us to abandon Aramchol or any other product candidate and may delay development of other potential product candidates. Any delay in, or termination or suspension of, our clinical trials may delay the requisite filings with the FDA or other regulatory agencies and, ultimately, our ability to commercialize Aramchol or any other product candidate and generate product revenues. In September 2019, we initiated the ARMOR Study. If the results of the ARMOR Study or any other study, including in any interim readout, are not compelling, then the completion of development of our product candidates may be significantly delayed or abandoned which would have material adverse effect on our business, liquidity, operating results and financial condition and may force us to cease operations.

We recently started developing Aramchol in combination with other therapies, which exposes us to additional risks.

We recently started developing Aramchol in combination with investigational therapies. For example, we recently entered into a research agreement aiming at combination therapy of ASC41 (THR-beta agonist) and Aramchol (SCD 1 inhibitor) for the treatment of NASH and we recently entered into a research collaboration with MyBiotics Pharma Ltd., or MyBiotics to investigate the combination of MyBiotics' microbiome therapeutic platform and Aramchol. We will not be able to market and sell Aramchol or any product candidate we develop in combination with an unapproved therapy for a combination indication if that unapproved therapy does not ultimately obtain marketing approval either alone or in combination with our product candidate. In addition, unapproved therapies face the same risks described with respect to Aramchol or any other product candidate currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA or EMA approval. If the FDA, EMA or comparable foreign regulatory authorities do not approve these other drugs or revoke their approval of, or if safety, efficacy, quality, manufacturing or supply issues arise with the product candidates we choose to evaluate in combination with our product candidate we develop, we may be unable to obtain approval of or market such combination therapy.

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

Our Amilo-5Mer program is being conducted under a research and option agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, or Yissum. If we decide to further develop Amilo-5Mer beyond our planned first-in-human Phase I study, we would need to exercise our option to negotiate and enter into a definitive license agreement with Yissum. If we are unable to enter into a definitive license agreement, we would not have the ability to continue the development and potential commercialization of Amilo-5Mer.

We are party to a research and option agreement with Yissum with respect to our Amilo-5Mer program. Under this agreement, we are able to research and initially develop Amilo-5Mer, are required to fund the initial research and have been granted an exclusive option to negotiate and enter into a definitive license agreement with Yissum for Amilo-5Mer upon certain pre-agreed upon terms and such other terms to be agreed upon. If we elect to continue development of Amilo-5Mer beyond the currently contemplated first-in-human Phase I study, we would need to exercise our option to negotiate and enter into a definitive license agreement. If we exercise our option to enter into any definitive license agreement with Yissum, there can be no assurance that we will agree upon terms with Yissum or that it will be on terms favorable to us. If we do not enter into a definitive license agreement, then we will not have the ability to continue the development and potential commercialization of Amilo-5Mer.

Even if we enter into a definitive license agreement, we will be subject to various additional obligations, including obligations with respect to funding, development and commercialization activities, and payment obligations upon entering into the definitive license agreement and achievement of certain milestones and royalties on product sales. Furthermore, if the definitive license agreement is terminated or breached, we may:

◾	lose our rights to research, develop or commercialize Amilo-5Mer;
◾	not be able to secure patent or trade secret protection for Amilo-5Mer;
◾	experience significant delays in the development or commercialization of Amilo-5Mer or may have to cease development entirely;
◾	incur liability for damages.

Additionally, even if not terminated or breached, our intellectual property licenses may be subject to disagreements over contract interpretation which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations. If we experience any of the foregoing, it could have a materially adverse effect on our business.

Furthermore, due to its early stage of development, Amilo-5Mer will require significant additional research, development, manufacturing, preclinical and clinical testing, marketing authorization, and commitment of significant additional resources prior to any commercialization. These activities will require significant cash for which we will need to raise additional capital. In addition, Amilo-5Mer is prone to the risks of failure inherent in pharmaceutical product development, including the possibility that Amilo-5Mer will not be shown to be sufficiently safe and effective for approval by regulatory authorities.

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

Even if we complete our planned clinical trials and believe that the clinical data confirms that Aramchol , Amilo-5Mer or any other product candidate is both safe and effective for its intended use or uses, obtaining approval of an NDA, or other regulatory approval, is an extensive, lengthy, expensive and uncertain process, and the FDA and other regulatory agencies may delay, limit or deny approval of such product candidate for many reasons, including, without limitation, the fact that:

●	we may not be able to demonstrate to the satisfaction of the applicable regulatory agencies that the product candidate is safe and effective for treatment of the targeted indication in patients;
●	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the applicable regulatory agencies for approval;
●	the applicable regulatory agencies may disagree with the number, design, size, conduct or implementation of our clinical trials;
●	the applicable regulatory agencies may not find the data from pre-clinical studies and clinical trials sufficient to demonstrate the clinical and other benefits outweigh its safety risks;
●	the applicable regulatory agencies may disagree with our interpretation of data from pre-clinical studies or clinical trials;
●	the applicable regulatory agencies may not accept data generated at our clinical trial sites;
●	the data collected from pre-clinical studies and clinical trials may not be sufficient to support the submission of an NDA or similar regulatory application;
●	the applicable regulatory agencies may not schedule an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the applicable regulatory agencies require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;
●	the applicable regulatory agencies may require development of a risk evaluation and mitigation strategy, or REMS, as a condition of approval;

●	the applicable regulatory agencies may require simultaneous approval for both adults and children, which would delay required approvals, or we may have successful clinical trial results for adults, but not children, or vice versa;
●	the applicable regulatory agencies may change their approval policies or adopt new regulations that may impede consideration or approval of our NDA, or similar regulatory application;
●	the applicable regulatory agencies may identify deficiencies in the manufacturing processes or facilities of third-party manufacturers, or suppliers of active pharmaceutical ingredients, or APIs, with which we enter into agreements for clinical and commercial supplies; and
●	the applicable regulatory agencies may require post-marketing approval studies, such as Phase 4 clinical trials, in connection with Aramchol or any other product candidate.

Before we can submit an NDA to the FDA or a similar approval application to other regulatory authorities, as applicable, we (or our commercialization partner, as the case may be) must conduct one or more clinical trials that will be substantially broader than our prior completed trials. We will also need to agree on a protocol with the FDA or any other regulatory authorities for any clinical trial(s) before commencing any such trial. Clinical trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of any prior trial or any future clinical trials that we may conduct may or may not be successful. The applicable regulatory agencies may suspend all clinical trials or require that we conduct additional clinical, pre-clinical, manufacturing, validation or drug product quality studies and submit data from these additional studies before considering or reconsidering the NDA or similar regulatory application. Depending on the extent of these, or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the applicable regulatory agencies to provide regulatory approval. If any of these outcomes occur, we would not receive approval for Aramchol or any other product candidate and may be forced to cease operations.

Even if we obtain regulatory approval for Aramchol or any other product candidate, the approval might contain significant limitations related to the indications for use for which the drug is approved, use restrictions including, without limitation, for certain labeled populations, age groups, warnings, precautions or contraindications, or may be subject to significant post-marketing studies or risk mitigation requirements. If we are unable to successfully commercialize Aramchol or any other product candidate, we may be forced to cease operations.

Our product candidates may produce undesirable side effects or have other properties that could delay or prevent its regulatory approval or result in significant negative consequences following marketing approval, if any, which could substantially increase commercialization costs or even force us to cease operations.

Undesirable side effects caused by Aramchol or any other product candidate could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or applicable foreign regulatory authorities. To date, we have completed seven clinical trials of Aramchol, and additionally one proof of concept study in patient with gallstones, and a Phase 2a, investigator initiated clinical trial were completed. Although we have not seen any evidence of reactions causing a safety concern in our completed clinical trials, it is possible that the FDA may ask for additional data regarding any adverse events seen in our trials. Results of our future trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or applicable foreign regulatory authorities could order us to cease further development of or deny approval for Aramchol or any other product candidate for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete future trials or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Even if Aramchol or any other product candidate receives marketing approval, we or others may later identify undesirable side effects caused by the product. In such an event, regulatory authorities may:

●	suspend or withdraw their approval of the product;
●	require the addition of labeling statements, such as warnings, so-called “black box warnings,” contraindications or restrictions on the product’s intended use;
●	require us to issue specific communications to healthcare professionals, such as “Dear Doctor” letters;
●	issue negative publicity regarding the affected product, including safety communications;
●	impose a risk evaluation and mitigation strategy (REMS), in the case of FDA, or similar risk management strategies in the case of foreign regulators;

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

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, patient willingness to undergo a liver biopsy in our NASH trials, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and disadvantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating, and actual or threatened public health emergencies and outbreaks of disease (including, for example, the COVID-19 pandemic). Potential patients for Aramchol or any other product candidate may not be adequately diagnosed or identified with the diseases which we are targeting or may not meet the entry criteria for our studies.

We will be required to identify and enroll a sufficient number of patients in the U.S. with NASH for each of our planned clinical trials of Aramchol in this indication. We also may encounter difficulties in identifying and enrolling U.S. NASH patients who meet the eligibility criteria for our planned clinical trials. We may not be able to initiate or continue clinical trials if we are unable to locate a sufficient number of eligible patients to participate in the clinical trials required by the FDA or other foreign regulatory agencies. In addition, the process of finding and diagnosing patients may prove costly. To date, we have already experienced significant delays in our clinical trials largely related to significantly slower than expected recruitment and the length of time required to obtain regulatory authorizations to proceed with clinical trials. Our inability to enroll a sufficient number of patients for any of our clinical trials could result in further significant delays, additional expenses, or may require us to abandon one or more clinical trials.

Changes in regulatory requirements and guidance or unanticipated events during our clinical trials may occur, which may result in necessary changes to clinical trial protocols, which could result in increased costs to us, delay our development timeline or reduce the likelihood of successful completion of our clinical trials.

Changes in regulatory requirements or guidance or unanticipated events during our clinical trials may result in the need for us to amend clinical trial protocols. In December 2020, we announced the addition of an open label part to our ARMOR Study that involved a significant amendment to the clinical trial protocol. Amendments may require review and approval by regulators and/or IRBs, and re-consent subjects, which may adversely affect the cost, timing or successful completion of a clinical trial. If we experience delays in the completion of, or if we terminate, any of our clinical trials, the commercial prospects for Aramchol or any other product candidate would be harmed and our ability to generate product revenue would be delayed, possibly materially.

Even if Aramchol or any other product candidate that we develop, receives marketing approval, we will continue to face extensive regulatory oversight and requirements, and any such product may still face future regulatory risks or new requirements.

Even if we receive regulatory approval to market a particular product candidate, any such product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could negatively affect us by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of the approved product, withdrawal of FDA approval of the previously approved product, or voluntary withdrawal from the marketplace of the approved product. Absence of long-term safety data may also limit the approved uses of Aramchol or any other product candidate, if any. If we fail to comply with the regulatory requirements of the FDA, and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including the following:

●	suspension or imposition of restrictions on operations, including costly new manufacturing requirements;
●	refusal to approve pending applications or supplements to applications;
●	suspension of any ongoing clinical trials;
●	suspension or withdrawal of marketing approval;
●	an injunction or imposition of civil or criminal penalties or monetary fines;

●	seizure or detainment of products;
●	banning or restriction of imports and exports;
●	issuance of warning letters or untitled letters;
●	suspension or imposition of restrictions on operations, including costly new manufacturing requirements; or
●	refusal to approve pending applications or supplements to applications.

In addition, various aspects of our operations are subject to federal, state or local laws, rules and regulations, any of which may change from time to time. Costs arising out of any regulatory developments could be time-consuming and expensive and could divert management resources and attention and, consequently, could adversely affect our business operations and financial performance.

Delays in regulatory approval, limitations in regulatory approval and withdrawals of regulatory approval may have a material adverse effect on the Company. If we experience significant delays in testing or receiving approvals or sign-offs to conduct clinical trials, Aramchol or any other product candidate development costs will increase and our ability to out-license our product candidates may be impeded.

If we obtain approval to commercialize any product candidate outside of the United States or out-license a product candidate to additional territories outside the United States, a variety of risks associated with international operations could materially adversely affect our business.

If any product candidate is approved for commercialization outside the United States or we out-license a product candidate to additional territories outside the United States, we will likely enter into agreements with third parties to commercialize a product candidate outside the United States. We expect that we will be subject to additional risks related to entering into or maintaining international business relationships, including, without limitation:

●	different regulatory requirements for drug approvals in foreign countries;
●	differing U.S. and foreign drug import and export rules;
●	reduced protection for intellectual property rights in foreign countries;
●	unexpected changes in tariffs, trade barriers and regulatory requirements;
●	different reimbursement systems;
●	economic weakness, including inflation, or political instability in particular foreign economies and markets;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;
●	workforce uncertainty in countries where labor unrest is more common than in the United States;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;
●	potential liability resulting from development work conducted by these distributors;

●	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 pandemic); and
●	risks associated with clinical co-development agreements in other jurisdictions prior to or post-regulatory approval.

A failure to timely and effectively address the additional risks related to entering into or maintaining international business relationships could have a material adverse effect on our business, liquidity, operating results and financial condition.

If we receive marketing approval for a product candidate, sales will be limited unless the product achieves broad market acceptance.

The commercial success of a product candidate for which we obtain marketing approval from the FDA, or other regulatory authorities, will depend on the breadth of its approved labeling and upon the acceptance of the product by the medical community, including physicians, patients and healthcare payors. The degree of market acceptance of any approved product will depend on a number of factors, including, without limitation:

●	demonstration of clinical safety and efficacy compared to other products;
●	ability of physicians to accurately diagnose NASH in its early stages;
●	the relative convenience and ease of administration;
●	the prevalence and severity of any adverse side effects;
●	limitations, warnings or contraindications contained in the product’s approved labeling;
●	distribution and use restrictions imposed by the FDA, or other regulatory agencies, or agreed to by us as part of a mandatory or voluntary REMS;
●	availability of alternative treatments, including, any competitive products already approved or expected to be commercially launched in the near future;
●	pricing and cost effectiveness;
●	the effectiveness of our, or any future collaborators’, sales and marketing strategies;
●	our ability to obtain sufficient third-party coverage or reimbursement; and
●	the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage.

If a product candidate is approved, but does not achieve an adequate level of acceptance by physicians, healthcare payors and patients, we may not generate sufficient revenue from the product, and we may not become profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of the product may require significant resources and may never be successful.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are inconsistent with the FDA-approved indications and other conditions or restrictions contained in the approved labeling, including the prescribing information, for the product. In particular, any labeling approved by FDA or other foreign regulatory agencies for a product candidate necessarily limits its use for certain conditions in certain patient populations. Also, regulatory agencies may impose further requirements or restrictions on the distribution or use of Aramchol or any other product candidate as part of a mandatory plan, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe the product candidate to their patients in a manner that is inconsistent with the approved labeling, which is commonly known as “off label” use. If we are found to have promoted any product candidate for such “off label” uses, we may become subject to significant liability under a variety of statutory theories typically alleged by U.S. regulatory authorities. In particular, the U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion, has enjoined several companies from engaging in off-label promotion, and has requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

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

We expect the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third-party coverage of Aramchol or any other product candidate and how much or under what circumstances healthcare providers will prescribe or administer Aramchol or any other product candidate.

In both the United States and other countries, sales of Aramchol or any other product candidate will depend in part upon the availability of reimbursement from third-party payors, which include governmental authorities, managed care organizations and other private health insurers. Third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services.

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

In March 2010, President Barack Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010, or the Affordable Care Act, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms. The Affordable Care Act expanded manufacturers’ Medicaid rebate liability to include covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, increased the minimum rebate due for innovator drugs from 15.1% of average manufacturer price, or the AMP, to 23.1% of AMP. The rebate on innovator drugs is the greater of 23.1% of the AMP per unit or the difference between the AMP and the best price per unit and adjusted by the Consumer Price Index-Urban (CPI-U) based on a launch date and current quarter AMP. The total rebate amount for innovator drugs is capped at 100.0% of AMP. The Affordable Care Act and subsequent legislation also narrowed the definition of AMP. Furthermore, the Affordable Care Act imposes a significant annual, nondeductible fee on companies that manufacture or import certain branded prescription drug products. The Affordable Care Act  appears likely to continue to put pressure on pharmaceutical pricing, especially under the Medicare and Medicaid programs, and may also increase our regulatory burdens and operating costs.

There have been judicial and congressional challenges to the Affordable Care Act. If a law is enacted, many if not all of the provisions of the PPACA may no longer apply to prescription drugs. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how any future products are paid for and reimbursed by government and private payers our business could be adversely impacted. On December 14, 2018, a federal district court in Texas ruled that the PPACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, and the ruling has been stayed by the ruling judge, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision which was then appealed to the United States Supreme Court. The U.S. Supreme Court declined to hear the appeal on an expedited basis and so no decision is expected until sometime in 2021 before the end of the next Supreme Court’s current term in early 2021. We are not able to state with any certainty what will be the impact of this court decision on our business pending further court action and possible appeals. In November 2020, Joseph Biden was elected President and, in January 2021, the Democratic Party obtained control of the Senate. As a result of these electoral developments, it is unlikely that continued legislative efforts will be pursued to repeal PPACA. Instead, it is possible that executive and regulatory initiatives, as well as legislation will be pursued to enhance or reform PPACA. We are not able to state with certainty what the impact of potential legislation will be on our business.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. In August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, starting in 2013. These reductions will stay in effect through 2030 unless additional congressional action is taken. However, COVID-19 relief legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2021. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If we ever obtain regulatory approval and commercialization of Aramchol or any other product candidate, these laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of Aramchol or any other product candidate may be. Further, the Deficit Reduction Act of 2010, directed CMS to contract a vendor to determine “retail survey prices for covered outpatient drugs that represent a nationwide average of consumer purchase prices for such drugs, net of all discounts and rebates (to the extent any information with respect to such discounts and rebates is available).” This survey information can be used to determine the National Average Drug Acquisition Cost, NADAC. Some states have indicated that they will reimburse based on the NADAC and this can result in further reductions in the prices paid for various outpatient drugs.

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

Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, Aramchol or any other product candidate, could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our products. This could materially and adversely affect our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market Aramchol or any other product candidate. In addition, we believe the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact any other product sales.

It will be difficult for us to profitably sell any product candidate if reimbursement for the product is limited by government authorities and third-party payor policies.

In addition to any healthcare reform measures that may affect reimbursement, the market acceptance and sales of any product candidate will depend on the reimbursement policies of government authorities and third-party payors. It will be difficult for us to profitably sell a product candidate if reimbursement for the product is limited by government authorities or third-party payors. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that coverage or reimbursement will be available for any product candidate and, if coverage and reimbursement are available, of the extent of coverage and the level of reimbursement. Reimbursement may affect the demand for, or the price of, any product for which we obtain marketing approval. In addition, third-party payors are likely to impose strict requirements for reimbursement in order to limit off-label use of a higher priced drug. Reimbursement by a third-party payor may depend upon a number of factors including the third-party payor’s determination that use of a product is:

●	a covered benefit under its health plan;
●	safe, effective and medically necessary;
●	appropriate for the specific patient;
●	cost-effective; and
●	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of a product candidate to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. We cannot be sure that coverage or adequate reimbursement will be available for any product candidates. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, any product candidates. If reimbursement is not available, or is available only to limited levels, we may not be able to commercialize any product candidates, profitably, or at all, even if approved. In addition, if physicians, government agencies and other third-party payors do not accept the use or efficacy of any product candidates, we will not be able to generate significant revenue, if any.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries of the EU, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of Aramchol or any other product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

If we or any of our independent contractors, consultants, collaborators, manufacturers, or service providers fail to comply with healthcare and data privacy laws and regulations, we or they could be subject to enforcement actions, which could result in penalties and affect our ability to develop, market and sell Aramchol or any other product candidate and may harm our reputation.

We are or may in the future be subject to federal, state, and foreign healthcare and data privacy laws and regulations pertaining to, among other things, fraud and abuse of patients’ rights. These laws and regulations include:

●	The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. This statute has been interpreted to apply broadly to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. In addition, the Affordable Care Act amended the Social Security Act to provide that the U.S. government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. A conviction for violation of the Anti-kickback Statute requires mandatory exclusion from participation in federal health care programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and those activities may be subject to scrutiny or penalty if they do not qualify for an exemption or safe harbor.
●	The federal civil False Claims Act, or FCA, prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. This statute also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as FCA defendants in addition to the corporations. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties assessed on a per false claim or statement basis. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.

●	The federal False Statements Statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services.
●	The federal Civil Monetary Penalties Law authorizes the imposition of substantial civil monetary penalties against an entity, such as a pharmaceutical manufacturer, that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment.
●	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), which imposes requirements on certain types of people and entities relating to the privacy, security, and transmission of individually identifiable health information, requires notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;
●	The federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members, which is published in a searchable form on an annual basis. Effective January 1, 2022, covered manufacturers will also be required to report on payments and other transfers of value to physician assistants, nurse practitioners or clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, and certified nurse-midwives during the previous year;
●	State laws comparable to each of the above federal laws, such as, for example, anti-kickback and false claims laws that may be broader in scope and also apply to commercial insurers and other non-federal;
●	Payors requirements for mandatory corporate regulatory compliance programs, and laws relating to patient data privacy and security. Other state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts;

●	In the European Union, the General Data Protection Regulation, or GDPR,—Regulation EU 2016/679—was adopted in May 2016 and became applicable on May 25, 2018, or GDPR. The GDPR further harmonizes data protection requirements across the European Union member states by establishing new and expanded operational requirements for entities that collect, process or use personal data generated in the European Union, including consent requirements for disclosing the way personal information will be used, information retention requirements, and notification requirements in the event of a data breach;
●	The California Consumer Privacy Act of 2018, or CCPA, effective as of January 1, 2020, gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, that is expected to increase data breach litigation.
●	In addition, failure to comply with the Israeli Privacy Protection Law of 1981, and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions.

If our operations are found to be in violation of any such health care laws and regulations, we may be subject to penalties, including significant administrative, civil and criminal penalties, monetary damages, disgorgement, imprisonment, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA or foreign regulatory authorities, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, any of which could adversely our financial results. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

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

We have implemented procedures to ensure compliance with the GDPR and its requirements. Our actual or alleged failure to comply with this regulation, or to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity, increase our operating costs, subject us to claims or other remedies and have a material adverse effect on our business, financial condition, and results of operations. It is not always possible to identify and deter misconduct by employees or other parties. The precautions we take to detect and prevent such activity may not protect us from legal or regulatory action resulting from a failure to comply with applicable laws or regulations. Misconduct by our employees, principal investigators, consultants, commercial partners or vendors could result in significant financial penalties, criminal sanctions, civil law claims and/or negative media coverage, and thus have a material adverse effect on our business, including through the imposition of significant fines or other sanctions, and our reputation. In particular, failure to comply with EU laws, including failure under the GDPR, ePrivacy Directive and other laws relating to the security of personal data may result in fines up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability, which may be onerous and adversely affect our business, financial condition, results of operations and prospects. Failure to comply with the GDPR and related laws may also give risk to increase risk of private actions, including a new form of class action that is available under the GDPR.

If we or our manufacturers fail to comply with manufacturing regulations, our financial results and financial condition could be adversely affected.

Before an NDA is approved, and before we begin the commercial manufacture of  any product candidate, contract manufacturers must register with FDA or foreign regulators undergo regulatory inspection of their manufacturing facilities, processes and quality systems. In addition, pharmaceutical manufacturing facilities are subject to periodic inspection by the FDA and foreign regulatory authorities after product approval. Due to the complexity of the processes used to manufacture pharmaceutical products and product candidates, any potential third-party manufacturer may be unable to meet local, federal, or international regulatory requirements either at the outset or on an ongoing basis, in a cost effective manner, if at all.

We do not intend to engage in the manufacture of Aramchol or any other product candidate other than for pre-clinical and clinical studies, but we or our materials suppliers may face manufacturing or quality control problems causing product production and shipment delays or a situation where we or the supplier may not be able to maintain compliance with the FDA’s or foreign regulators’ requirements necessary to continue manufacturing Aramchol or any other product candidate. Drug manufacturers are subject to ongoing periodic unannounced inspections by the FDA and corresponding foreign regulators to ensure continuing compliance with applicable requirements. Any failure to comply with FDA or foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop and market Aramchol or any other product candidate.

If a third-party manufacturer with whom we contract is unable to comply with manufacturing requirements, we may be subject to fines, unanticipated compliance expenses, recall or seizure of Aramchol or any other product candidate, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions could adversely affect our financial results and financial condition.

Our market is subject to intense competition. If we are unable to compete effectively, Aramchol, Amilo-5MER or any other product candidate that we develop may be rendered suboptimal, noncompetitive or obsolete.

There are a number of products in development for our target indications, many of which are being developed by pharmaceutical companies that are far larger than us, with significantly greater resources and more experience than us in all aspects of drug development and commercialization. Further, our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large, fully-integrated pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals, some of which may compete with Aramchol, Amilo-5MER or other product candidates. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These companies may have products in development that are superior to any Aramchol or any other product candidate. Key competitive factors affecting the commercial success of Aramchol or any other product candidate that we develop are likely to be efficacy, time of onset, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

Many of our potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than us in obtaining FDA and other marketing approvals for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render the product candidates that we develop suboptimal, obsolete or non-competitive before we can recover the expenses of developing and commercializing the product. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases we are targeting could render Aramchol or any other product candidate that we develop, non-competitive or obsolete. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may never be profitable.

Our competitors currently include companies with marketed products and/or advanced clinical programs. Our main competitors of Aramchol include, but are not limited to, Intercept Pharmaceuticals, Inc., Gilead Sciences, Inc., AbbVie, Inc. (Abbot through an acquisition of Allergan, Plc.), Madrigal Pharmaceuticals Inc., Novartis, Novo Nordisk and Viking Therapeutics among others.  See also “Item 4. Information on the Company—Competition.” Moreover, several additional companies have reported the commencement of research projects and proof-of-concept trials related to our target indications, including those mentioned in the preceding sentence

We face potential product and other liability exposure, and, if claims are brought against us, we may incur substantial liability.

Our product candidates could cause adverse events. These adverse events may not be observed in clinical trials, but may nonetheless occur in the future. If any of these adverse events occur, they may render Aramchol or any other product candidate ineffective or harmful in some patients, and our sales would suffer, materially adversely affecting our business, financial conditions and results of operations.

In addition, potential adverse events caused by Aramchol or any other product candidate, could lead to product liability claims. Product liability claims might be brought against us by consumers, healthcare providers or others coming into contact with Aramchol or any other product candidate. If we cannot successfully defend ourselves against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in, among other things:

●	decreased demand for our product candidate for which we obtain marketing approval;
●	impairment of our business reputation and exposure to adverse publicity;
●	increased warnings on product labels or other regulatory actions;
●	withdrawal of clinical trial participants;
●	costs of related litigation;
●	distraction of management’s attention from our primary business;
●	substantial monetary awards to patients or other claimants;
●	loss of revenue; and
●	the inability to successfully commercialize any product candidates, for which we obtain marketing approval.

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

We have obtained insurance coverage for our clinical trials in accordance with market standards and in compliance with applicable Israeli law. However, our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for any product candidate, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain this product liability insurance on commercially reasonable terms. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial. A successful product liability claim, or series of claims, brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

The product liability insurance we will need to obtain in connection with the commercial sales of any product candidate, if and when they receive regulatory approval, may be unavailable in meaningful amounts or at a reasonable cost. If we are the subject of a successful product liability claim that exceeds the limits of any insurance coverage we obtain, we would incur substantial charges that would adversely affect our earnings and require the commitment of capital resources that might otherwise be available for the development and commercial launch of any product candidate's programs.

We manage our business through a small number of senior executive officers. We depend on them even more than similarly- situated companies.

Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to recruit, attract, retain, manage and motivate qualified senior executive officers with adequate operational, scientific and technical experience. The loss of the services of our senior executive officers, including our President, Chief Executive Officer, and our Chief Scientific Officer, or the inability to hire or retain experienced management personnel, could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our senior executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner.

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

We may experience rapid and substantial growth in order to achieve our operating plans, which will place a strain on our human and capital resources. Successful implementation of our business plan will require management of growth, which will result in an increase in the level of responsibility for management personnel. Any future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. To that end, we must be able to, among other things:

●	manage our clinical trials and the regulatory process effectively;
●	develop our administrative, accounting and management information systems and controls;
●	hire and train additional qualified personnel; and
●	integrate current and additional management, administrative, financial and sales and marketing personnel.

If we are unable to establish, scale-up and implement improvements to our control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, investors may choose not to invest in us, which could cause our share price to decline and negatively impact our ability to successfully commercialize Aramchol or any other product candidate.

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

A deterioration in global economic conditions and uncertainties may have an adverse effect on our business. For instance, interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the value of our investments, if any, and our ability to liquidate such investments in order to fund our operations. Interest rates and the ability to access credit markets could also adversely affect the ability of patients and distributors to purchase, pay for and effectively distribute Aramchol or any other product candidate.

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

Additional clinical trials may divert a significant amount of our resources and may ultimately be unsuccessful.

We are seeking to expand our clinical operations for Aramchol to multiple other indications in order to expand our pipeline, commercial potential and ultimately de-risk the Company for the success of any one given trial. If we initiate additional clinical trials, this may divert a significant amount of Company resources and may be unsuccessful.

Risks Related to Our Reliance on Third Parties

We have no manufacturing capacity and anticipate reliance on third-party manufacturers for Aramchol or any other product candidate.

We do not currently operate manufacturing facilities for the production of Aramchol, Amilo-5MER or their API. We still have not, and may never, develop facilities for the manufacture of product candidates or products for clinical trials or commercial purposes. We rely, and for the foreseeable future, will continue to rely, on third-party manufacturers to produce bulk drug products required for our clinical trials. We plan to initially rely upon contract manufacturers and, potentially, collaboration partners, to manufacture commercial quantities of Aramchol or any other product candidate, if and when approved for marketing by the applicable regulatory authorities. Our contract manufacturers have not completed commercial process validation of Aramchol API and drug product manufacturing processes. If our contract manufacturers and their facilities, as applicable, are not approved by the FDA, or other applicable regulatory authorities, our commercial supply of the drug substance will be significantly delayed and may result in significant additional costs. We purchase finished Aramchol from a third-party under a clinical supply agreement. If we will be required to change the finished product manufacturer, we may encounter significant delay and likely significant additional cost.

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

Our existing manufacturers and any future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business. In the event of a natural disaster, business failure, strike or other difficulty, we may be unable to replace a third-party manufacturer in a timely manner and the production of our product candidates would be interrupted, resulting in delays and additional costs.

We intend to rely primarily on third parties to market and sell Aramchol or any other product candidate.

We have no sales or distribution capabilities. To the extent we rely on third parties to commercialize Aramchol or any other product candidate, if marketing approval is obtained, we may receive less revenue than if we commercialize them ourselves. In addition, we would have less control over the sales efforts of any third parties involved in our commercialization efforts. In the event we are unable to collaborate with a third-party marketing and sales organization to commercialize Aramchol or any other product candidate, particularly for broader patient populations, our ability to generate revenue will be limited.

Although we may ultimately develop a marketing and sales force with technical expertise and supporting distribution capabilities in the longer term, we do not currently intend to do so and, as such, we will be unable to market our product candidates directly in the near future. To promote any of our potential products through third parties, we will have to locate acceptable third parties for these functions and enter into agreements with them on acceptable terms, and we may not be able to do so. Any third-party arrangements we are able to enter into may result in lower revenues than we could achieve by directly marketing and selling our potential products. In addition, to the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, as well as the terms of our agreements with such third parties, which cannot be predicted in most cases at this time. As a result, we might not be able to market and sell our product candidates in the United States or overseas, which would have a material adverse effect on us.

Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and potential other product candidates.

We intend to seek collaboration arrangements with pharmaceutical or biotechnology companies for the continued development and commercialization of our current and potential other product candidates. We will face, to the extent that we decide to enter into collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements. The terms of any collaborations or other arrangements that we may establish may not be favorable to us.

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

We rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to oversee most of the operations of our clinical trials and to perform data collection and analysis. As a result, we may face additional delays outside of our control if these parties do not perform their obligations in a timely fashion or in accordance with regulatory requirements. If these third parties do not successfully carry out their contractual duties or obligations and meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our financial results and the commercial prospects for Aramchol or any other product candidate could be harmed, our costs could increase and our ability to obtain regulatory approval and commence product sales could be delayed.

Risks Related to Our Intellectual Property

The failure to obtain or maintain patents, licensing agreements and other intellectual property rights that are sufficiently broad and protective could impact our ability to compete effectively.

To compete effectively, we must develop and maintain a proprietary position with regard to our own technologies, intellectual property, licensing agreements, product candidates and business. Legal standards relating to the validity and scope of claims in the biotechnology and biopharmaceutical fields are still evolving. We cannot predict the scope and extent of patent protection for Aramchol or any other product candidate because the patent positions of pharmaceutical products are complex and uncertain. Therefore, the degree of future protection for our proprietary rights in our core technologies and any product candidates or products that might be developed using these technologies is also uncertain. The risks and uncertainties that we face with respect to our patents and other proprietary rights include, but are not limited to, the following:

●	while the patents we own have been issued, pending patent applications we have filed may not result in issued patents or may take longer than we expect to result in issued patents;
●	we may be subject to interference, reexamination, inter pares review, or post-grant review proceedings in the U.S.;
●	we may be subject to opposition proceedings in certain foreign countries;

●	any patents that are issued may not provide meaningful protection for any significant period of time, if at all;
●	any issued patents may not be broad or strong enough to prevent competition from other products including identical or similar products;
●	we may not be able to develop additional proprietary technologies that are patentable;
●	there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim;
●	there may be other patents or pending patent applications existing in the patent landscape that will affect our freedom to operate for our product candidates;
●	other companies may challenge and invalidate patents licensed or issued to us or our customers;
●	a court could determine that a competitor’s technology or product does not infringe our patents;
●	other companies may independently develop similar or alternative technologies, or duplicate our technologies;
●	other companies may design around technologies we have licensed or developed;
●	if we are not awarded patents or if issued patents expire or are declared invalid or not infringed, there may be no protections against competitors making generic equivalents;
●	enforcement of patents is complex, uncertain and expensive, and our patents may be found invalid or enforceable;
●	our patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and
●	if we encounter delays in our development or clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced.

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

We are currently planning to transition from Aramchol free acid to Aramchol meglumine (salt) in our double-blind, placebo-controlled histology-based registrational part of the ARMOR Study. We had been working towards submission of a new drug application, or NDA, in the first half of 2023, assuming positive top-line results, however due to delays in enrollment of the ARMOR Study, we will not be able to submit an NDA to the FDA with respect to Aramchol free acid, a new chemical entity, in time to benefit from any potential Hatch-Waxman patent restoration term. As part of our research and development studies, we have confirmed that several Aramchol salts have improved solubility as compared to the existing form of Aramchol free acid. We have a pending patent application and have been granted patents directed to composition of matter patent application for Aramchol meglumine as well as a wide range of other salts, and a method for treating hepatic fibrosis and fibrosis in non-alcoholic fatty acid liver disease. In addition, we have since submitted additional patent applications for Aramchol meglumine, including a low dose composition for Aramchol meglumine. We have since been granted a composition of matter patent for Aramchol salts which includes claims for the treatment of fatty liver in Europe and certain other countries while the patent application is still pending in the U.S. and certain other countries and we have been granted a low dose composition of matter patent for Aramchol meglumine in the U.S. Our composition of matter claims covering Aramchol meglumine patents that have been granted expire in 2034 and 2035, subject to appropriate maintenance, renewal, annuity or other governmental fees being paid, and our pending application directed to use of Aramchol meglumine for treating hepatic fibrosis and fibrosis in non-alcoholic fatty acid liver disease will expire if and when issued in 2037. There can be no assurance that the U.S. Patent and Trademark Office, or the USPTO, or any other foreign equivalent will issue any additional patents based on the patent applications that we submitted to protect our Aramchol salts, nor, should the USPTO or foreign equivalent issue any patents to us with respect to the Aramchol salts, that we will be provided with adequate protection against potentially competitive products. Furthermore, if the USPTO or foreign equivalent issues us one or more patents for the Aramchol salts or with respect to already issued patents for the Aramchol salts, there can be no assurance that the issued patents will be of any commercial value, or that private parties or competitors will not successfully challenge these patents or circumvent these patents in the United States or their counterparts abroad. In the absence of adequate patent protection, our business may be adversely affected by competitors who develop comparable technology or products and our commercial prospects may be materially adversely affected.

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

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may not be able to enforce our intellectual property rights throughout the world. This risk is exacerbated for us because we expect Aramchol or Aramchol meglumine will be manufactured and used in a number of foreign countries.

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

We may rely on third party patents.

We may not have rights under some patents or patent applications related to products we may commercialize in the future. Third parties may own or control these patents and patent applications in the United States and abroad. Therefore, in some cases, to manufacture, sell or import some of our future products, we or our collaborators may choose to seek, or be required to seek, licenses under third party patents issued in the United States and abroad or under patents that might be issued from United States and foreign patent applications. In instances in which we must obtain a license for third party patents, we may be required to pay license fees or royalties or both to the licensor. If licenses are not available to us on acceptable terms, we or our collaborators may not be able to develop, manufacture, sell or import these products.

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

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business.

We may be party to license agreements with third parties and may need to obtain additional licenses from others to advance our research and development activities or allow the commercialization product candidates we may identify and pursue. License agreements may impose various development, diligence, commercialization, and other obligations on us. For example, we may be required to use commercially reasonable efforts to engage in various development and commercialization activities with respect to licensed products, and satisfy specified milestone and royalty payment obligations. In spite of our efforts, our licensors might conclude that we have materially breached our obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization of product candidates that we may identify. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects. Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

◾	the scope of rights granted under the license agreement and other interpretation-related issues;
◾	the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
◾	the sublicensing of patent and other rights under our collaborative development relationships;
◾	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
◾	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
◾	the priority of invention of patented technology. In addition, the agreements under which we currently or in the future license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

We may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing, or increase the costs of commercializing, Aramchol or Aramchol meglumine or any other product candidate.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. For example, there could be issued patents of which we are not aware that our product candidate infringes. There also could be patents that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our product candidates infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our product candidates infringes.

Third parties may assert that we are employing their proprietary technology without authorization. If a court held that any third-party patents are valid, enforceable and cover any of our product candidates or their use, the holders of any of these patents may be able to block our ability to commercialize any such product candidate unless we obtained a license under the applicable patents, or until the patents expire. In addition to litigation proceedings which may be filed against us, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost or on reasonable terms. Any inability to secure licenses or alternative technology could result in delays in the introduction of our product candidates or lead to prohibition of the manufacture or sale of products by us.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or other intellectual property. Although we are not currently involved in any litigation, if we were to initiate legal proceedings against a third party to enforce a patent covering our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or interference or derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ordinary shares.

We may be unable to adequately prevent disclosure and unauthorized use of trade secrets and other proprietary information by third parties.

Our ability to obtain and maintain patent protection and trade secret protection for our intellectual property and proprietary technologies, our product candidates and their uses is important to our commercial success. We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and confidentiality agreements, licenses, assignment of inventions agreements and other restrictions on disclosure and use to protect our intellectual property rights.

We also rely on trade secrets to protect our proprietary know-how and technological advances, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain trade secret protection could enable competitors to use our proprietary information to develop products that compete with our product candidates or cause additional material adverse effects upon our competitive business position.

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

We may be required to initiate litigation to enforce our rights or defend our activities in response to alleged infringement of a third-party. In addition, we may be sued by others who hold intellectual property rights and who claim that their rights are infringed by our product candidates. These lawsuits can be very time consuming and costly. There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries generally.

A third-party may claim that we are using inventions claimed by their patents and may go to court to stop us from engaging in our normal operations and activities, such as research, development, and the sale of any future products. Such lawsuits are expensive and would consume time and other resources. There is a risk that such court will decide that we are infringing the third-party’s patents and will order us to stop the activities claimed by the patents, redesign our products or processes to avoid infringement or obtain licenses, which may not be available on commercially reasonable terms. In addition, there is a risk that a court will order us to pay the other party damages for infringement.

Moreover, there is no guarantee that any prevailing patent owner would offer us a license so that we could continue to engage in activities claimed by the patent, or that such a license, if made available to us, could be acquired on commercially acceptable terms. In addition, third parties may, in the future, assert other intellectual property infringement claims against us with respect to other product candidates, technologies or other matters.

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

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect Aramchol or any other product candidate.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time-consuming, and inherently uncertain. In particular, the United States has recently enacted, and is currently implementing, wide-ranging patent reform legislation. The United States Supreme Court has ruled on several patent cases in recent years, and could do so again in the future, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty regarding our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by applicable courts and legislatures in the countries in which we may pursue patent protection, including those of the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents and the interpretations of such laws could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

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

Since our initial public offering, the trading price of our ordinary shares has been volatile and is likely to continue to be volatile. In addition, the trading volume is and has been volatile and oftentimes relatively illiquid. The following factors, some of which are beyond our control, in addition to other risk factors described in this section, may have a significant impact on the market price and trading volume of our ordinary shares:

●	delays in existing clinical trials;
●	inability to obtain the approvals necessary to commence further clinical trials;
●	unsatisfactory or inconclusive results of clinical trials;
●	termination of clinical trials;
●	adverse events in our ongoing clinical trials;
●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;
●	announcements of therapeutic innovations or new products by us or our competitors;
●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to our product candidates;
●	any adverse changes to our relationship with manufacturers or suppliers;
●	any product liability actions or intellectual property infringement actions in which we may become involved;
●	announcements concerning our competitors or the pharmaceutical industry in general;
●	achievement of expected product sales and profitability or our failure to meet expectations;
●	our commencement of, or involvement in, litigation;
●	any major changes in our board of directors, management or other key personnel;
●	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;
●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;
●	expiration or terminations of licenses, research contracts or other collaboration agreements;
●	public concern as to the safety of drugs we, our licensees or others develop;
●	success of research and development projects;
●	variations in our and our competitors’ results of operations;
●	changes in earnings estimates, cash flow guidance, or recommendations by securities analysts;
●	developments by our licensees, if any;
●	future issuances of ordinary shares or other securities; and
●	natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 pandemic), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

These factors and any corresponding price fluctuations may materially and adversely affect the market price and trading volume of our ordinary shares and result in substantial losses by our investors.

In addition, the stock market in general, and the Nasdaq Capital Market and the market for biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of our Company and that of small companies. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly. Price volatility of our ordinary shares might be worse if the trading volume of our ordinary shares is low. Following periods of market volatility or a material decrease in the value of our ordinary shares, shareholders may institute securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful. Future sales of our ordinary shares could also reduce the market price of such stock. Any adverse determination in litigation could also subject us to significant liabilities.

Moreover, the liquidity of our ordinary shares has been limited, not only in terms of the number of shares that can be bought and sold at a given price, but by delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us, if any. These factors may result in lower prices for our ordinary shares than might otherwise be obtained and could also result in a larger spread between the bid and ask prices for our ordinary shares. In addition, without a large float, our ordinary shares are less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our ordinary shares are more volatile. In the absence of an active public trading market, an investor may be unable to liquidate its investment in our ordinary shares. Trading of a relatively small volume of our ordinary shares may have a greater impact on the trading price of our stock than would be the case if our public float were larger. We cannot predict the prices at which our ordinary shares will trade in the future.

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

Our President and Chief Executive Officer beneficially owns approximately 16.4% of our outstanding ordinary shares, as of February 28, 2021. Therefore, our principal shareholders will be able to exert significant control over matters submitted to our shareholders for approval.

Our President and Chief Executive Officer currently beneficially owns approximately 16.4% of our outstanding ordinary shares as of February 28, 2021. Therefore, our President and Chief Executive Officer will be able to exert significant control over matters submitted to our shareholders for approval. As our President and Chief Executive Officer could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of our President and Chief Executive Officer may not always coincide with our interests or the interests of other shareholders. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning stock in companies with controlling shareholders.

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

We may seek additional capital through a combination of private and public equity offerings, “at-the-market” issuances, equity-linked and structured transactions, debt (straight, convertible, or otherwise) financings, collaborations and licensing arrangements. Under our existing “at the market” equity offering program, or the ATM Offering, as of February 28, 2021, we may sell, from time to time, up to approximately $22.7 million of additional ordinary shares. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us. Depending upon market liquidity at the time, additional sales of shares registered at any given time could cause the trading price of our ordinary shares to decline.

Our U.S. shareholders may suffer adverse tax consequences due to our expected classification as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average value of our assets is attributable to assets that are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based upon our review of our financial data, we believe that we were a PFIC for our 2020 taxable year and expect to be a PFIC for the 2021 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2021 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder (as defined below) owns ordinary shares, such U.S. Holder could face adverse U.S. federal income tax consequences. For example, such U.S. Holder could be subject to additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition of our shares, whether or not we continue to be characterized as a PFIC. Certain adverse consequences of PFIC status can be mitigated if a U.S. Holder makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. Upon request, we expect to provide the information necessary for U.S. Holders to make “qualified electing fund elections” if we are classified as a PFIC. Each investor is urged to consult its tax advisor with respect to the application of the PFIC rules. See also “Item 10. Additional Information—E. Taxation— Certain U.S. Federal Income Tax Considerations.”

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

We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of the Nasdaq Capital Market, on which our ordinary shares are traded, and other applicable securities rules and regulations. The Exchange Act requires that we file periodic reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and the Nasdaq Capital Market may also impose various additional requirements on public companies. As a result, we incurred and will continue to incur additional legal, accounting and other expenses that we did not incur as a privately-held company, particularly since, as of December 31, 2020, we are no longer considered an “emerging growth company” as defined in the JOBS Act. Further, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our development plans. We have made and will continue to make changes to our corporate governance standards, compensation policy, disclosure controls and financial reporting and accounting systems to meet our reporting obligations and applicable law. The measures we take, however, may not be sufficient to satisfy our obligations as a public company, which could subject us to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

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

Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel currencies may negatively affect our earnings.

Our functional currency is the U.S. dollar. We incur expenses in U.S. dollars and New Israeli Shekels, or NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if either the NIS devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the U.S. dollar cost of our operations in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2020 was $1.00 = NIS 3.215. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation, if any, of the NIS against the U.S. dollar. As of the date hereof, neither the inflation rate in Israel has exceeded the rate of devaluation of the NIS, respectively, during the calendar years 2018, 2019 or 2020.

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

ITEM 4. Information on the Company.

A.Historical Background and Corporate Structure

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

B.Business Overview

We are a clinical-stage biopharmaceutical company focused on the development of Aramchol, a liver targeted stearoyl-coenzyme A desaturase-1, or SCD1, modulator, first in class, novel, oral therapy for the treatment of NASH for various populations. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

We believe that our lead product candidate, Aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that constitutes a large unmet medical need.

Aramchol is a synthetic conjugate of cholic acid, or a type of bile acid, and arachidic acid, or a type of saturated fatty acid, both of which, in their non-synthetic forms, are naturally occurring. The conjugated molecule acts upon important metabolic pathways, reducing fat accumulation in the liver, improving fatty acid oxidation and regulating the transport of cholesterol. The ability of Aramchol to decrease liver fat content may also reduce the inflammation and fibrosis in the liver and the risk of cardiovascular complications associated with NASH. Pre-clinical studies suggest Aramchol’s effect on fibrosis is also direct via collagen production from human hepatic stellate cells. We believe that Aramchol’s ability to reduce liver fat and liver fibrosis and the safety profile observed to date will enable it to be a treatment for all stages of NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus and prevent the hepatic complications associated therewith.

The following is a summary of our pipeline of programs:

In April 2019, we completed our End-of-Phase 2 meeting with the FDA and reached general agreement on key aspects of the Phase 3 development and registration plan for Aramchol and on the pivotal registration ARMOR study. In September 2019, we initiated our Phase 3 ARMOR Study to evaluate the efficacy and safety of Aramchol in subjects with NASH and fibrosis. The ARMOR Study was originally comprised of two parts, a randomized, double-blind, placebo-controlled histology-based registrational part and a clinically based part where subjects will continue with the same treatment for approximately five years. In December 2020, we announced the addition of an open label part to the ARMOR Study and temporarily suspended randomization of new patients into the double-blind, placebo-controlled histology-based registrational part of ARMOR as currently enrolled patients are transitioned to the open label part. We are seeking to introduce Aramchol meglumine into the randomized double-blind, placebo-controlled part of ARMOR and are planning to hold a Type C meeting with the FDA in the second quarter of 2021 to discuss the plan for transition with a view to initiating the double-blind, placebo-controlled histology-based registrational part by the end of the first quarter of 2022.

In September 2020, we announced that we entered into a research agreement with Gannex Pharma Co. Ltd, or Gannex, a wholly owned company of Ascletis Pharma Inc. (HKEX:1672), or Ascletis, aiming at combination therapy of ASC41 (THR-beta agonist) and Aramchol (SCD 1 inhibitor) for the treatment NASH.

In November 2020, we announced that we entered into a research and development collaboration agreement with MyBiotics to identify and optimize the selected microbiome repertoire associated with the response to Aramchol. The research will also focus on development of a standalone microbiome-based treatment for NASH and fibrosis.

In March 2021, we announced the treatment of the first subject in the first in human Phase I clinical trial evaluating Amilo-5MER for the treatment of chronic inflammatory diseases. Additional subject enrollment to the study is ongoing.

Non-Alcoholic Fatty Liver Disease (NAFLD) / Non-Alcoholic Steato-Hepatitis (NASH)

It is estimated that the global prevalence of NAFLD, the precondition to NASH, is approximately 25% in the general population and much higher in certain high risk groups. This disease is also now recognized as one of the most common liver disorders, and a significant growing public health problem. In the US alone, 80 - 100 million people are said to be affected by NAFLD, and its prevalence is rapidly growing in parallel with metabolic syndromes, particularly obesity and diabetes.

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

There is an exceptionally wide range of estimates regarding the potential commercial market for NASH. This uncertainty stems from (i) the overall size of the patient population, (ii) the percentage of the addressable market that will be diagnosed and, subsequently, seek treatment, (iii) the ultimate cost of the therapies, (iv) the number of approved drugs for NASH and their profile, and (v) uncertainty regarding the regulatory approval process. Some of these factors cannot be known until NASH drugs begin to hit the market or biomarkers replacing the biopsy diagnosis are validated. Independent estimates generally estimate a commercial multi billion market in developed countries, though we do not endorse any estimates, which are based on a number of different underlying assumptions.

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

Relative Change in MRS from Baseline after Three Months of Treatment

Relative change (%)
20
15
10
5
0
-5
-10
-15
-20
-25
p=0.353
6.39
-2.89
-12.57
p=0.020
Aramchol 300 mg/d
Aramchol 100 mg/d
Placebo

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

There were no statistically significant differences among the three treatment groups for any of the secondary end points. There was a non-statistically significant trend of mild weight reduction (P=.1) in the high dose Aramchol group. Serum adiponectin levels increased (0.2 ± 1.7 μg/mL) in the high-dose Aramchol group but decreased in the low-dose (-0.3 ± 1.5 μg/mL) and placebo groups (-0.7 ±_1.3 μgg/mL) (P= 0.88 for trend of dose-response relationship by linear regression). FMD increased non-statistically significantly by 1.28% ± 2.92% in the high-dose group, by 0.34% ±3.54% in the low-dose group, and by 0.46% ± 2.28% in the placebo group.

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

	Placebo			Aramchol 100mg/d			Aramchol 300mg/d
	(N=20)			(N=20)			(N=20)
	No.	No.		No.	No.		No.	No.
MedDRA preferred term	Events	Subjects	%	Events	Subjects	%	Events	Subjects	%
Abdominal pain	2	2	10%	2	1	5%	1	1	5%
Abdominal pain upper	1	1	5%	2	2	10%	—	—	—
Constipation	2	2	10%	—	—	—	—	—	—
Asthenia	2	2	10%	—	—	—	—	—	—
Back pain	3	3	15%	—	—	—	—	—	—
Musculoskeletal pain	2	2	10%	—	—	—	—	—	—
Upper respiratory tract infection	—	—	—	—	—	—	2	2	10%

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

Patients in the ARREST study were planned to undergo MRS, and a liver biopsy at baseline and week 52, which were centrally read, blinded to treatment allocation. The statistical analysis plan included pre-defined analysis sets: (i) a full analysis set for MRI (FAS -—  MRI): all intent to treat, or ITT, patients with baseline and at least one second MRS. 214 patients were included in this analysis set (41 in placebo; 90 in Aramchol 400mg; and 83 in Aramchol 600mg); and (ii) a full analysis set for liver biopsy (FAS -— biopsy): all ITT patients with baseline and a second biopsy. 198 patients were included in this analysis set (40 in placebo; 80 in Aramchol 400mg; and 78 in Aramchol 600mg).

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

The following table summarizes the most frequent adverse events.

The following table summarizes the ARREST results:

		Aramchol	Aramchol
	Placebo	400mg	600mg
MRS- –Absolute change from baseline in mean liver fat (1)	(0.09)%	(3.41)%	(3.18)%
		P=0.0450	P=0.0655
MRS responders- Reduction of ≥5% in absolute change from baseline (1)	24.4%	36.7%	47.0%
		P=0.0878	P=0.0279
NASH resolution without worsening of fibrosis (2)	5%	7.5%	16.7%
		P=0.4955	P=0.0514
NASH resolution (2)	7.5%	12.5%	19.2%
		P=0.2237	P=0.0462
Fibrosis improvement (≥1 stage) without worsening of NASH (2)	17.5%	21.3%	29.5%
		P=0.8425	P=0.2110
Progression to Cirrhosis (Post-Hoc Analysis) worsening of NASH (2)	7.5%	7.5%	1.3%
		P=0.5693	P=0.1008
ALT (U/L) Change from baseline (3)	+11.82	-12.0	(17.3)
		P=0.0002	P<0.0001
AST (U/L) Change from baseline (3)	+6.67	(7.20)	(10.83)
		p=0.0011	p<.0001
HbA1C Change from baseline (4)	+0.32	(0.04)	(0.13)
		p=0.0061	p=0.0008
(1)	Placebo N=41; 400mg N=90, 600mg N=83; Mixed Effect Model Repeat Measurement (MMRM) adjusted mean changes from baseline; p-values for comparison of active treatment arm vs. placebo.
(2)	Placebo N=40, 400mg N=80, 600mg N=78; Baseline adjusted logistic regression; p-values for comparison of active treatment arm vs. placebo.
(3)	Placebo N=47, 400mg N=100, 600mg N=98; MMRM adjusted mean changes from baseline; p-values for comparison of active treatment arm vs. placebo.

(4)	Placebo N=47, 400mg N=98, 600mg N=96; MMRM adjusted mean changes from baseline; p-values for comparison of active treatment arm vs. placebo.

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

First in Human Aramchol Meglumine Pharmcokinetic Study

In December 2020, we announced new data from a Phase 1, first in human study that compared Aramchol meglumine to Aramchol acid. Armachol acid and Aramchol megluine was administered twice daily to 12 subjects. Below is a summary of the results:

These initial results demonstrated that the new salt form of Aramchol meglumine has a plasma PK profile that is very similar to Aramchol acid. It also showed that the administration of both forms resulted in the same form of Aramchol in the blood, regardless of which drug product is administered and that less Aramchol meglumine is needed for the same exposure of Aramchol acid in the blood.

Phase 3 ARMOR Study for Aramchol

In September 2019, we initiated the ARMOR Study, a Phase 3 pivotal study of Aramchol for the treatment of NASH, following a successful End-of-Phase 2 meeting with the FDA in April 2019 in which we reached general agreement on key aspects of the Phase 3 development and registration plan for Aramchol. The ARMOR Study was originally comprised of two parts, a randomized, double-blind, placebo-controlled histology -based registrational part where 1200 subjects will be treated with Aramchol or matching placebo for 52 weeks and a clinically based part where subjects will continue with the same treatment for approximately five years, taking into consideration draft guidance issued by the FDA in December 2018 entitled “Noncirrhotic Nonalcoholic Steatohepatitis with Liver Fibrosis: Developing Drugs for Treatment”, or the “December Guidance”.  The histology-based data is intended to serve as the basis for the submission of a marketing authorization application under regulatory provisions of Sub-part H accelerated/conditional approval.

In light of the rapid development of the Aramchol meglumine program and due to the delays resulting from the COVID-19 pandemic, in December 2020, we announced the addition of an open label part to the ARMOR Study and temporarily suspended randomization of new patients into the double-blind, placebo-controlled histology-based registrational phase of ARMOR as currently enrolled patients are transitioned to the open label part. We are seeking to introduce Aramchol meglumine into the randomized double-blind, placebo-controlled part of ARMOR and are planning to hold a Type C meeting with the FDA in the second quarter of 2021 to discuss the plan for transition with a view to initiating the double-blind, placebo-controlled histology-based registrational part by the end of the first quarter of 2022.

The following is a summary of our planned clinical trial design, which is subject to change.

The Phase 3 study is a two-part study, an open-label part and a randomized, double-controlled, placebo part, designed to evaluate the safety and efficiacy of Aramchol and is expected to be conducted in approximately 200 sites in the U.S., Europe and Latin America.

Part One: Open Label Study

The first part, an open-label study, is designed to evaluate treatment response kinetics, pharmacokinetics and safety of twice daily administration of Aramchol 300mg in approximately 150 subjects with NASH and liver fibrosis stage 1-3 (F1 capped at 30 subjects), subjects with NASH who may or may not be overweight, and subjects with NASH who may or may not have type 2 diabetes  or be pre-diabetic. The 150 patients are expected to be comprised of both current ARMOR patients as well as new patients. Patients will be randomized (1:1:1) into three groups with post-baseline liver biopsy being performed at 24 weeks, 48 weeks, or 72 weeks, respectively. A second post-baseline liver biopsy will be conducted after one year for subjects whose post-baseline liver biopsy at week 24, 48 or 72 does not show at least one stage improvement in fibrosis.  The open label part also aims to explore the kinetics of histological outcome measures and the utility of state-of-the-art non-invasive tests (including ProC3 and ELF) and imaging that may be able to provide early predictions for histology responses to Aramchol and long-term safety data to support the planned histology-based Sub-part H submission to the FDA for regulatory approval. The open label part is being conducted at approximately 50 selected sites in the U.S., and around the world which have been less affected by the COVID-19 pandemic. The first data milestone is expected when approximately one-third of the study population (~ 50 subjects) has completed 24 weeks of treatment, which is expected in the fourth quarter of 2021, followed by a second and third data milestone after the relevant patient group has completed the post-baseline liver biopsy.

The following is a depiction of the open label part.

Part Two: Histology-Based and Clinically-Based Study

The second part of the ARMOR Study is a randomized, double-blind, placebo-controlled study to evaluate the safety and efficacy of Aramchol 300 mg BID to support regulatory approval, with both a histology-based phase and a clinically-based phase. As currently designed, a total of 2000 subjects with NASH and liver fibrosis stage 2 and 3 who are overweight and are either pre-diabetic or have type 2 diabetes are expected to be randomized 2:1 to receive Aramchol 300mg BID or matching placebo. In the histology-based phase, we intend to treat 1000 subjects with Aramchol or matching placebo for 72 weeks until the second biopsy. The histology-based data is intended to serve as the basis for the submission of a Sub-part H marketing authorization application under regulatory provisions of accelerated/conditional approval. The primary histology-based endpoint is NASH resolution without worsening of fibrosis or fibrosis improvement without NASH worsening. In the clinically-based phase, all subjects will continue with the same treatment assignment for up to seven years until study completion to confirm clinical efficacy. We may announce end-of-study at the time when a total of 380 subjects have experienced at least one pre-specified clinical event or at five years from last subject randomization, whichever comes first. The primary clinically-based endpoint is expected to be based on clinical events including all-cause mortality, histological progression to cirrhosis, MELD score >15, and hepatic decompensation events (e.g., hepatic encephalopathy, variceal bleeding, ascites). If the clinical trial results in the histology-based phase are positive, we plan to submit an NDA for Sub-part H accelerated/conditional approval to the FDA.

The following is a depiction of part two of the ARMOR Study:

Amilo-5MER

In August 2020, we announced significant progress in the development of Amilo-5MER, a 5 amino acid synthetic peptide MTADV (Methionine, Threonine, Alanine, Aspartic acid, Valine). The 5 amino acids sequence of Amilo-5MER is homologue to a specific MTADV sequence in the human CD44 variant found in synovial fluid cells from joints of rheumatoid arthritis, or RA patients.

Amilo-5MER is being developed through a research collaboration between us and the Hebrew University of Jerusalem. The molecule originated in the laboratory of Prof. David Naor, from the Lautenberg Center for Immunology and Cancer Research, Faculty of Medicine, The Hebrew University. Prof. Naor and his team were the first to publish this specific sequence in the prestigious scientific communication Journal of Clinical Investigation 1.

Amilo-5MER binds to three pro-inflammatory amyloid proteins, Serum Amyloid A, or SAA, Transthyretin and Apolipoprotein B with high affinity.  The first two are known to be active only in their aggregated forms. By binding to SAA, Amilo-5MER interferes with SAA aggregation and therefor inhibits the destructive autocrine, self-amplifying cytokine loop that causes additional inflammatory reaction.

SAA constitutes acute phase reactants, whose concentration in serum rise rapidly in response to acute stimuli such as infection and trauma. An elevated concentration of SAA was identified in sera of patients with multiple autoimmune diseases and more recently, an outstanding increase of SAA was also detected in COVID-19 infected patients2-3. SAA in its aggregated form, is a potent and rapid inducer of cytokine secretion (particularly Interleukin 6 (IL-6). IL-6 plays an important role in chronic inflammation and is implicated in the pathogenesis of many autoimmune diseases, such as Multiple Sclerosis, or MS, RA, Inflammatory Bowel Disease, or IBD and acute COVID 19. Interference with SAA polymerization and aggregation is a valid target to prevent chronic inflammatory conditions.

Amilo-5MER has been shown to significantly reduce chronic inflammation in animal models of RA, IBD and MS (research work supported by a grant to Prof. Naor from the National Multiple Sclerosis Society (NMSS) of the USA). Amilo-5MER provides a unique mechanism of action to interfere with this vicious cycle, enabling a specific treatment for chronic inflammatory diseases. Data generated from multiple in-vitro, in-vivo and human ex-vivo models have shown that Amilo-5MER significantly improves clinical symptoms. Histological improvements and reduction of pro-inflammatory cytokine secretion were also observed.

Amilo-5MER is considered a New Chemical Entity. As such, it is eligible for NCE patent protection until July 2034. Patents have been granted and maintained in the US (US 1061181937), Europe (EP 3169343) and Australia (AU 2015291151) and have been allowed in Japan (JP 6671363).

Recent research and development of Amilo-5MER is being conducted under a research and option agreement between us and Yissum, the tech transfer company of the Hebrew University. We have completed all IND-enabling studies for Amilo-5MER, including API manufacturing, toxicology, and other supporting data. We recently initiated a first in human Phase I trial of Amilo-5MER for the treatment of chronic inflammatory diseases and in March 2021 dosed the first subject. The trial is a three-part, single center, double-blind, randomized, placebo-controlled first in human study of single ascending doses (Part 1) and multiple doses (Part 2) of Amilo-5MER in young healthy male subjects and a single dose cohort in healthy elderly male and female subjects (Part 3). The study plans to enroll up to 64 healthy male and female subjects (56 young male and 8 elderly male and female). The primary objectives of the trial are to evaluate the safety, tolerability, and pharmacokinetics of Amilo-5MER. Topline data is expected in the second half of 2021.

If the Phase 1 study is successful, we plan to exercise the option to receive an exclusive license to the Amilo-5MER technology and enter into a definitive license agreement with Yissum, although we may exercise the option earlier. Subsequently, we plan to hold a pre-IND meeting with the FDA in the third quarter of 2021 with the aim of initiating a 6-week open label Phase 1b proof of concept trial in the fourth quarter of 2021 to study the safety and efficacy of Amilo-5MER in 20 active ulcerative colitis patients (10 mild to moderate and 10 moderate to severe). The primary endpoint is expected to be reduction from baseline in the Mayo score at week 6 and key secondary endpoints are expected to be clinical remission at week 6, endoscopic improvement at week 6, SAA, C-reactive protein and fecal calprotectin levels at week 6, and improvement in histologic score. If the Phase 1b study is successful, we presently expect progressing to a 24 months Phase 2 randomized, double blind, placebo controlled, multi-center trial in 220-250 patients, and based on the results of the Phase 2 study, we currently envisage two Phase 3 with an overall study duration of 24 months in a yet to be determined sample size.

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

To support any potential future NDA, we have commenced or are planning to commence several safety studies. Additionally, we plan in the future to conduct a study of Aramchol in the pediatric population.

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

Our Competitive Strengths

We believe our key competitive strengths include the following:

●	A drug that targets the main NASH pathologies; steatosis, inflammation and fibrosis. We have generated data from animal models that lead us to believe that Aramchol targets all three main pathologies of NASH: steatosis, inflammation and fibrosis. The effect of Aramchol on fibrosis has shown to be indirect via reduction of steatosis and ballooning, and direct via reduction of collagen production from human hepatic stellate cells, the principle fibrogenic cell in hepatic fibrosis, and therefore has a potential to show significant results in NASH resolution without fibrosis worsening and/or fibrosis improvement without worsening of NASH.
●	600mg dose of Aramchol in ARREST Study demonstrated a significant effect on an endpoint that may currently constitute a primary endpoint for a Phase 3 trial to support an FDA marketing application. In our Phase 2b ARREST Study, significantly more patients treated with Aramchol 600mg vs. placebo achieved NASH resolution without worsening of fibrosis (16.7% vs. 5.0%; p=0.0514). Under current FDA guidance, resolution of NASH and no worsening of liver fibrosis on NASH may currently constitute one of two endpoints that support an FDA marketing application. We believe that if we observe a similar effect on patients in our ARMOR Study, then we believe Aramchol is well positioned to be approved by the FDA. Moreover, in a dose splitting study of 300mg administered twice daily, we observed significantly higher exposure which suggests a potential for even higher efficacy with higher exposure of Aramchol.

●	An orally delivered drug with a good safety profile. In its current formulation, Aramchol is administered orally as a tablet. Simple and convenient oral delivery is expected to lead to increased patient compliance. Together with Aramchol’s good safety profile, we believe that Aramchol is well positioned against the competition in the treatment of NASH, where some treatments under development may require intravenous delivery or may cause adverse events, such as itching or an increase in LDL, which can be highly inconvenient for patients with chronic diseases, such as NASH, and may result in low patient compliance. If approved, Aramchol may enable physicians to treat NASH patients with moderate to severe fibrosis in all stages of NASH for long periods of time.
●	Experienced team with extensive knowledge and expertise in drug development. The Galmed team is highly skilled, experienced, and professional, which enables product development in an efficient, cost effective manner to enable timely regulatory approval. We believe our management team, scientific advisors and personnel have extensive knowledge and experience in the treatment of liver diseases, developing FABACs, such as Aramchol, for the treatment of liver diseases and working with lipid molecules, which due to their special physiochemical characteristics, are difficult to synthesize, develop and work with. We believe that such knowledge and expertise makes us competitive in the fields of metabolic and liver diseases.

Our Strategy

Our strategy is to build a specialized biopharmaceutical company that develops, in a cost-effective manner, novel molecules from clinical stage to market readiness. We seek to create global partnerships with academic institutions and biotechnology or pharmaceutical companies to effectively collaborate in developing a portfolio and ultimately out-license Aramchol. Through this approach, we have successfully advanced Aramchol into various stages of clinical development. Key elements of our strategy include:

●	Continue advancing Aramchol through development as a first-in-class treatment for NASH and fibrosis. Following the completion of our Phase 2b ARREST Study, we are advancing Aramchol into a Phase 3 ARMOR Study with the goal of offering a first-in-class treatment for NASH.
●	Explore strategic partnerships for Aramchol in different geographies. We intend to strategically partner with pharmaceutical and healthcare companies that possess experience, resources and infrastructure to execute clinical trial(s), regulatory approval and/or market launch. As part of this strategy, in July 28, 2016, we signed a license agreement with Samil for the commercialization of Aramchol in Korea. See “Item 4. Information on the Company—Business Overview—Strategic Collaborations, Research Arrangements and Other Material Agreements—Samil Pharm. Co., Ltd.” for more information regarding the Samil Agreement. In addition, we are actively exploring strategic partnership opportunities in other regions.
●	Investigate possible therapeutic combinations of Aramchol with drugs manufactured by others. We are seeking to co-develop Aramchol as a best in class drug with drugs manufactured by others in order to increase the commercial opportunities of Aramchol. In September 2020, we announced that we entered into a research agreement with Gannex, a wholly owned company of Ascletis which is developing its ASC41 molecule (THR-beta agonist) for NASH. The research agreement is aimed at combination therapy of ASC41 and Aramchol for the treatment of NASH and fibrosis. In November 2020, we announced that we entered into a research and development collaboration agreement with MyBiotics, to develop innovative treatments based on microbiome for NASH and fibrosis.
●	In-license, develop or acquire additional drug candidates. To diversify and expand our product pipeline, we are currently evaluating the acquisition or in-licensing of additional product candidates and technologies.

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

In the event that we do not achieve the primary endpoint as defined in the study protocol, or Successful Completion, of the ARREST Study, we shall as soon as practicable notify Samil of the non-achievement of such Successful Completion, and within 60 days thereof, notify Samil in writing either: (i) that we have decided not to develop the Licensed Information further for the Field of Use, or the Cessation Notice, or (ii) that we intend to continue with such development notwithstanding the non-achievement of such Successful Completion, or the Licensor Continuation Notice. Also, in the event that we do not achieve the Successful Completion of the potential Phase 3 Study, we shall, as soon as practicable, notify Samil accordingly, or the Notice of Non-Success. Samil shall thereafter have the option, by notice in writing served to us within 45 days of Samil's receipt of either a Cessation Notice, a Licensor Continuation Notice or a Notice of Non-

Success, as applicable, to indicate its intention either: (i) to terminate the Samil License, or (ii) to continue research and development of the Licensed Information in the Field of Use in the Territory, or the Licensee Continuation Notice. In the event Samil shall serve a Licensee Continuation Notice following the service of a Cessation Notice or a Notice of Non-Success, any such continuation by Samil shall be subject to the entry by Samil into a written agreement with us as to the terms and conditions which would govern such continued research and development, which would be carried out according to Samil's own development plan and at its sole expense. In the event Samil serves a Licensee Continuation Notice following the service of a Licensor Continuation Notice, or Agreed Continuation, the Samil Agreement shall continue in accordance with its terms. In August 2018, Samil sent a Licensee Continuation Notice to us.

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

Amilo 5-MER Research and Option Agreement

We have entered into a research and option agreement with Yissum, the tech transfer company of the Hebrew University with respect to our Amilo-5MER, a 5 amino acid synthetic peptide MTADV (Methionine, Threonine, Alanine, Aspartic acid, Valine). Under this agreement, we are able to research and initially develop Amilo-5Mer, are required to fund the initial research and have been granted an exclusive option to negotiate and enter into a definitive license agreement with Yissum for Amilo-5Mer upon certain pre-agreed upon terms and such other terms to be agreed upon. If we elect to continue development of Amilo-5Mer beyond the currently contemplated first-in-human Phase I study, we plan to exercise our option to negotiate and enter into a definitive license agreement. If we exercise our option to enter into any definitive license agreement with Yissum, there can be no assurance that we will agree upon terms with Yissum or that it will be on terms favorable to us. If we do not enter into a definitive license agreement, then then we will not have the ability to continue the development and potential commercialization of Amilo-5Mer.

Ascletis Pharma

In September 2020, we announced that we entered into a research agreement with Gannex, a wholly owned company of Ascletis aiming at combination therapy of ASC41 (THR-beta agonist) and Aramchol (SCD 1 inhibitor) for the treatment NASH.

ASC41 is an oral thyroid hormone receptor beta (THR-beta) agonist which recently received IND approval from China’s National Medical Products Administration (NMPA) to conduct clinical trials for Non-alcoholic Steatohepatitis (NASH) indication. In a Phase 1 study in 65 subjects with elevated low-density lipoprotein cholesterol (LDL-C) (> 110 mg/dL), a population characteristic of NAFLD, Ascletis reported that preliminary data suggested that ASC41 was safe and well tolerated up to a dose of 20 mg and in the multiple-ascending dose portion of the study, preliminary data suggest that after 14 days of once daily oral dosing, subjects demonstrate clinically meaningful and statistically significant reduction in LDL-C and triglycerides compared to placebo.

MyBiotics

In November 2020, we announced that we entered into a research and development collaboration agreement with MyBiotics Pharma Ltd., or MyBiotics, to identify and optimize the selected microbiome repertoire associated with the response to Aramchol. The research will also focus on development of a standalone microbiome-based treatment for NASH and fibrosis.

Under the collaboration agreement, MyBiotics will employ its proprietary SuperDonor technology in combination with its MyLiveIn computational AI and screening platforms to identify and optimize consortia of bacteria to reconstitute a NASH patient’s gut flora in order to enhance Aramchol’s clinical efficacy and response rate. The collaboration also aims to identify specific microbial biomarkers for Aramchol based on macrobiome data collected from Galmed's clinical studies that could serve as a biomarker for Aramchol at early stage of treatment.

MyBiotics' microbiome therapeutic technology enables the design of bespoke microbial consortia profiles based on MyBiotics’ unique culturing and fermentation capabilities. The microbiome therapeutic technology is a nature-derived culturing and fermentation technology which can be leveraged for single strains, consortia of strains and whole microbiome solutions, integrated with a computational AI platform. It increases the bacterial diversity which can be leveraged for product candidates, and at the same time produces bacteria which are more resistant to gastrointestinal conditions, increasing bioavailability and colonization. The microbiome therapeutic technology was validated in multiple in-vitro and in-vivo models. MyBiotics’ lead product candidate for treatment of recurring clostridium difficile infection (CDI), MBX-SD-202, is expected to enter Phase I clinical trials in 2021.

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

Other companies, including, Intercept Pharmaceuticals, Inc., Madrigal, Inventiva, have molecules currently in Phase 3 or 4 clinical development; Eli Lilly, Pfizer, Novartis, Bristol Myers, Novo Nordisk, Merck, Viking, Enanta, Metacrine, Terns, Poxel, Hepion, Cytodyn, Can-Fite, 89Bio, and Sagimet Biosciences, NGM Bio and others have molecules in Phase 2 clinical development for the treatment of NASH and the fibrosis associated therewith. There are a host of other potential competitors in earlier stages of clinical development relative to us for the treatment of NASH including, but not limited to, Terns. Allergan and AstraZeneca.

In February 2019, Intercept Pharmaceuticals announced its Phase 3 results of their OCA drug for the treatment of liver fibrosis due to NASH and Intercept reported that it submitted an NDA to the FDA seeking accelerated approval of OCA for NASH and an MAA to the EMA. In June 2020, the FDA issued a complete response letter, or the CRL, regarding the NDA of OCA for the treatment of NASH. Recently, Intercept reported that it is in discussions with the FDA with respect to the potential resubmission of its NDA. If approved, OCA will become the first approved NASH drug.

Notwithstanding the foregoing, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements—Our market is subject to intense competition. If we are unable to compete effectively, Aramchol or any other product candidate that we develop may be rendered noncompetitive or obsolete.”

Intellectual Property and Patent Strategy

The proprietary nature of, and protection for, Aramchol or Aramchol meglumine or any other product candidate and our discovery programs for new indications, processes and know-how are important to our business. We own patent rights to Aramchol and Aramchol meglumine in various jurisdictions worldwide, including within and outside of Israel. We have sought patent protection in the United States and internationally for Aramchol and our discovery programs, and any other inventions to which we have rights, where available and when appropriate. The term of U.S. Patent No. 7,501,403, covering the use of Aramchol for the treatment of fatty liver, has been extended due to patent term adjustments of 567 days, resulting in an effective expiration date of November 3, 2023. We have pending patent applications and granted patents directed to composition of matter for Aramc hol meglumine and low dose Aramchol meglumine as well as a wide range of other salts, and methods for treating hepatic fibrosis and fibrosis in non-alcoholic fatty acid liver disease. We have been granted a composition of matter patent for Aramchol meglumine and low dose meglumine which includes claims for the treatment of fatty liver in Europe and certain other countries. Our composition of matter claims covering low dose Aramchol meglumine patents that have been granted expire in 2034, subject to appropriate maintenance, renewal, annuity or other governmental fees being paid, and our pending application directed to use of Aramchol meglumine for treating hepatic fibrosis and fibrosis in non- alcoholic fatty acid liver disease willexpire if and when issued in 2037.

Our policy is to pursue, maintain and defend patent rights, whether developed internally or licensed from third parties, and to protect the technology, inventions and improvements that are commercially important to the development of our business. We also rely on trade secrets that may be important to the development of our business.

Patent Portfolio for Aramchol and Aramchol Meglumine

The patent portfolio for Aramchol contains seven patent families including pending patent applications and granted patents directed to composition of matter, manufacturing methods and methods of use.

The first patent family discloses and claims additional FABACs with different conjugation moieties, as well as the use of these and the compounds disclosed in the first patent family above, including Aramchol, in the treatment of fatty liver, reduction of serum cholesterol and treatment of hyperglycemia and diabetes. This patent family includes a U.S. patent directed to the treatment of fatty liver a U.S. patent directed to reduction of serum cholesterol by administering additional forms of FABACs, and a U.S. patent (Continuation-in-Part) directed to the treatment of hyperglycemia and diabetes. This patent family also includes two European patents, one patent which was validated in Austria, Belgium, Cyprus, Denmark, Finland, France, Germany Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom, and the second patent which was granted in Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Spain, Sweden, Switzerland, Turkey and the United Kingdom. The family also includes patents in Australia, Canada, China, Czech Republic, Azerbaijan, Belarus, Kyrgyzstan, Kazakhstan, Russian Federation, Indonesia, Japan, Korea, Israel, Mexico, New Zealand, Norway, Poland, Hungary and the Ukraine. A foreign patent application is granted in the Czech Republic. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended patent term for this patent family is due to expire on April 15, 2022, with the exception of the Israeli patent, which is due to expire on April 17, 2021. The terms of the U.S. patents in this family have been extended due to patent term adjustments of 567 days for U.S. Patent 7,501,403, which is directed to the treatment of fatty liver, and 24 days for U.S. Patent 8,110,564, which is directed to reduction of serum cholesterol, and 356 days for U.S. Patent 8,975,246, which is directed to disorders associated with altered glucose metabolism or insulin action.

A second patent family directed to topical uses of FABAC compounds (anti-acne) was granted in Europe and maintained in Germany, France, Italy, the Netherlands and the United Kingdom. If appropriate and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire about August 2033, not including any patent term extension.

A third patent family discloses and claims second generation FABAC salt compounds include Aramchol meglumine. This patent family includes a pending U.S. application and granted in Europe (maintained in Albania, Austria, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, Greece, Hungary, Iceland, Italy, Latvia, Lithuania, Macedonia, Malta, Norway, Poland, Portugal, Romania, San Marino, Serbia, Slovakia, Slovenia,  Spain, Sweden, The Netherlands, Turkey, Belgium, France, Germany, Ireland, Luxembourg, Malta, Monaco, Switzerland and United Kingdom), China, Hong Kong, Macau, Canada, Israel and in Japan, as well as in Australia and pending in India and Korea. If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire about December 4, 2034, not including any patent term extention.

A fourth patent family having one U.S. patent application, discloses and claims compositions comprising low doses of the second generation FABAC compounds Aramchol meglumine which was granted by the USPTO. When the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire about April 2034, not including any patent term extension.

A fifth family is directed to treatment for modulating gut microbiota using Aramchol. This patent family includes a granted patent in Israel and a pending U.S. application as well as foreign patent applications in Brazil, Canada, China, Europe, Israel, Japan and Mexico. When the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire about January  2036, not including any patent term extension.

A sixth patent family and eighth family, both having PCT international applications filed in 2017 and two pending US applications, are directed to uses of Aramchol and Aramchol meglumine for treating and inhibiting fibrosis. The two PCT applications entered National Phase in Australia, Brazil, Canada, China, Europe, Hong-Kong, Israel, Japan, Korea and Mexico. If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term of this patent family is due to expire about November 2037, not including any patent term extension. In addition, a US Continuation-in-part claiming priority to all of the above applications was filed in November 2018 and claims the treatment and inhibition of fibrosis by a regimen of 300 mg of Aramchol twice daily. The improved bio-availability of Aramchol is supported by the pharmacological model based on the preclinical and the ARREST data.

A seventh patent family is directed to a combination therapy for treating fatty liver disease is covered by a provisional US application directed to combination of FABAC and at least one thyroid hormone receptor agonist or thyroid hormone mimetic. The PCT application is expected to enter National Phase by March 6, 2021. The patent term for this patent family is due to expire about on September 3, 2038, not including any patent term extension.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and other product candidates and the methods used to develop and manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We believe that our patents provide broad and comprehensive coverage for the use of Aramchol for the treatment of certain liver diseases and other metabolic diseases. However, the patent positions of biopharmaceutical companies, such as ourselves, are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for the technology will depend on our success in obtaining effective claims and enforcing those claims once granted. There is no certainty that any of the Company’s pending patent applications will result in the issuance of any patents. The issued patents and those that may be issued in the future, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued or future patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of such patent. For more risks associated with the protection of our licensed intellectual property, see “Item 3. Key Information—Risk Factors—Risks Related to Our Intellectual Property.”

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

Manufacturing

We do not own or operate manufacturing facilities for the production of Aramchol or any other product candidate, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on third-party contract manufacturers for all of our required raw materials, API and finished product for our non-clinical research and clinical trials. We do not have long term agreements with any of these third parties. We also do not have any current contractual relationships for the manufacture of commercial supplies of Aramchol if it is approved. If Aramchol or any other product candidate are approved by any regulatory agency, we intend to enter into agreements with a third-party contract manufacturer or collaboration partner and one or more back-up manufacturers for the commercial production of those products. Development and commercial quantities of any products that we develop will need to be manufactured in facilities, and by processes, that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval. We currently employ internal resources to manage our manufacturing contractors. The relevant manufacturers of our drug substance and drug products for our current pre-clinical and clinical trials have advised us that they are compliant with both cGMP and, cGLP.

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

Marketing, Sales and Commercialization

Given our stage of development, we do not have any internal sales, marketing or distribution infrastructure or capabilities. In the event we receive regulatory approval for any product candidate we intend, where appropriate, to pursue commercialization relationships, including strategic alliances and licensing, with pharmaceutical companies and other strategic partners, which are equipped to market and/or sell our product candidates through their well-developed sales, marketing and distribution organizations in order to gain access to global markets. In addition, we may out-license some or all of our worldwide patent rights to more than one party to achieve the fullest development, marketing and distribution of any products we develop. Over the longer term, we may consider ultimately building an internal marketing, sales and commercial infrastructure. See “Item 4. Information on the Company—Business Overview—Strategic Collaborations, Research Arrangements and other Material Agreements—Samil Pharm Co.” for information regarding the license agreement we entered with Samil for the commercialization of Aramchol (with an option to manufacture) for the treatment of fatty liver indications including NASH, in the Republic of Korea.

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

Government Regulation and Product Approval

Governmental authorities in the United States and in other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those we are developing. Aramchol or any other product candidate must be approved by the FDA through the NDA process before they may be legally marketed in the United States and by the Committee on Human Medicinal Products, or CHMP, via the EMA and European Commission through the MAA process before they may be legally marketed in Europe. Aramchol or any other product candidate will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

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

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

●	completion of pre-clinical laboratory tests, animal studies and formulation studies conducted according to GLPs, or other applicable regulations;
●	submission to the FDA of an IND application, which must become effective before human clinical trials may begin;
●	performance of adequate and well-controlled human clinical trials according to GCPs, to establish the safety and efficacy of the proposed drug for its intended use;
●	submission to the FDA of an NDA;
●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMPs to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;
●	satisfactory completion of FDA inspections of clinical sites and GLP toxicology studies; and
●	FDA review and approval of the NDA.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for Aramchol or any other product candidate will be granted on a timely basis, if at all.

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

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

●	Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.
●	Phase 2. Clinical trials are performed on a limited patient population intended to identify possible adverse effects and risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.
●	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. Phase 3 clinical trials are conducted to provide sufficient data for the statistically valid evidence of safety and efficacy.
●	Phase 4. The FDA may require that the sponsor conduct additional clinical trials following new drug approval. The purpose of these trials, known as Phase 4 studies, is to monitor long-term risks and benefits, study different dosage levels or evaluate safety and effectiveness. In recent years, the FDA has increased its reliance on these trials. Phase 4 studies usually involve thousands of participants. Phase 4 studies also may be initiated by the company sponsoring the new drug to gain broader market value for an approved drug.

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

FDA Guidance

In December 2018, the FDA issued “Noncirrhotic Nonalcoholic Steatohepatitis with Liver Fibrosis: Developing Drugs for Treatment”, or “the December Guidance”. The December Guidance, though nonbinding on the FDA or us, is intended to assist sponsors in the clinical development of drugs for the treatment of noncirrhotic NASH with liver fibrosis, describes the FDA’s current thinking regarding the necessary components of a drug development program for noncirrhotic NASH with liver fibrosis and identifies knowledge gaps that represent important challenges in the development of drugs for the indication. According to the FDA, the ultimate goal of NASH treatment is to slow the progress of, halt, or reverse disease progression and improve clinical outcomes (i.e., prevent progression to cirrhosis and cirrhosis complications, reduce the need for liver transplantation, and improve survival). Because of the slow progression of NASH and the time required to conduct a trial that would evaluate clinical endpoints such as progression to cirrhosis or survival, the FDA recommends sponsors consider the following liver histological improvements as endpoints reasonably likely to predict clinical benefit to support accelerated approval under the regulations:

●	Resolution of steatohepatitis on overall histopathological reading and no worsening of liver fibrosis on NASH CRN fibrosis score. Resolution of steatohepatitis is defined as absent fatty liver disease or isolated or simple steatosis without steatohepatitis and a NAS score of 0–1 for inflammation, 0 for ballooning, and any value for steatosis; or
●	Improvement in liver fibrosis greater than or equal to one stage (NASH CRN fibrosis score) and no worsening of steatohepatitis (defined as no increase in NAS for ballooning, inflammation, or steatosis)

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

The EMA also issued a reflection paper to provide guidance on drug development in the field of NASH. However, the EMA indicated, among other things, that both resolution of NASH without worsening of fibrosis and improvement in fibrosis without worsening of NASH would both be required as intermediate endpoints for demonstrating statistical significance for stage 2 and 3 fibrosis.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of Aramchol or any other product candidate, U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for extension must be made prior to expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant NDA.

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

Reimbursement

We face uncertainties over the pricing of pharmaceutical products. Sales of Aramchol or any other product candidate will depend, in part, on the extent to which the costs of Aramchol or any other product candidate will be covered by third-party payors, such as federal health programs, commercial insurance and managed care organizations. These third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures, foreign governments and third party payors have shown significant interest in implementing cost-containment programs, including price controls, pricing transparency disclosure obligations, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payors do not consider Aramchol or any other product candidate to be cost-effective compared to other therapies, they may not cover Aramchol or any other product candidate after approved as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell Aramchol or any other product candidate on a profitable basis.

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

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of any product, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of Aramchol or any other product candidate. If third-party payors do not consider Aramchol or any other product candidate to be cost-effective compared to other available therapies, they may not cover Aramchol or any other product candidate as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell Aramchol or any other product candidate on a profitable basis.

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

There have been judicial and congressional challenges to the Affordable Care Act. In December 2017, Congress passed and then the President Trump signed into law tax reform legislation that made significant changes to the Affordable Care Act including the repeal of the “individual mandate” that was in place to strongly encourage broad participation in the health insurance markets. . On December 14, 2018, a federal district court in Texas ruled that the PPACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision which was then appealed to the United States Supreme Court. The U.S. Supreme Court declined to hear the appeal on an expedited basis and so no decision is expected until sometime in 2021 before the end of the Supreme Court’s current term. We are not able to state with any certainty what will be impact of this court decision on our business pending further court action and possible appeals. Given these changes and other statements of political leaders, we cannot predict the ultimate impact on the Affordable Care Act and the subsequent effect on the pharmaceutical industry at this time. In November 2020, Joseph Biden was elected President and, in January 2021, the Democratic Party obtained control of the Senate. As a result of these electoral developments, it is unlikely that continued legislative efforts will be pursued to repeal PPACA. Instead, it is possible that executive and regulatory initiatives, as well as legislation, will be pursued to enhance or reform PPACA. We are not able to state with certainty what the impact of potential legislation will be on our business.

In addition, in some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for Aramchol or any other product candidate. Historically, products launched in the EU do not follow price structures of the United States and generally tend to be significantly lower.

Healthcare Fraud and Abuse Laws

In the U.S., the research, development, testing, manufacturing, handling, storage, distribution, sale and promotion of drug products and medical devices are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, state Attorneys General, and other state and local government agencies. For example, sales, marketing and scientific/educational grant programs must comply with the fraud and abuse provisions applicable to pharmaceutical manufacturers, including the federal “Anti-Kickback Statute”, the Civil Monetary Penalty Statute, the Stark Law, the federal False Claims Act, as amended, state and federal “Physician Payment Sunshine Act” laws and regulations, the privacy regulations promulgated under the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws. Some of these health care laws include:

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

The Physician Payment Sunshine Act, enacted in 2010 as part of the Affordable Care Act, requires certain manufacturers of pharmaceuticals and medical devices to annually report certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as investment interests held by physicians and their immediate family members. Effective January 1, 2022, covered manufacturers will also be required to report on payments and other transfers of value to physician assistants, nurse practitioners or clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, and certified nurse-midwives during the previous year. In recent years, several states in the United States have also enacted legislation requiring pharmaceutical companies to file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as establish marketing compliance programs. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. Failure to meet these requirements, to the extent they are applicable to our activities, could also result in a variety of governmental sanctions that could have a material adverse effect on our business.

If our operations are found to be in violation of any of the foregoing or other applicable health care laws and regulations, we may be subject to penalties, including significant administrative, civil and criminal penalties, monetary damages, disgorgement, imprisonment, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid.

European Economic Area

In addition to approval in the United States, we currently intend to seek regulatory approval of Aramchol in the EU. As such, a summary of the EU regulatory processes follows below.

A medicinal product may only be placed on the market in the European Economic Area, or the EEA, composed of the 27 EU member states of the EU, plus Norway, Iceland and Lichtenstein, when a marketing authorization has been issued by the competent authority of the respective member state pursuant to member states’ law based on Directive 2001/83/EC, or an authorization has been granted under the centralized procedure in accordance with Regulation (EC) No. 726/2004 or its predecessor, Regulation 2309/93. There are essentially three community procedures created under prevailing European pharmaceutical legislation that, if successfully completed, allow an applicant to place a medicinal product on the market in the respective EU or EEA member states.

The withdrawal of the United Kingdom (UK) from the EU took effect on January 1, 2021, and there are 27 member states remaining in the EU. As of January 1, 2021, the UK is a “third country” with regard to the EU (subject to the terms of the EU UK Trade Agreement) and EU law ceased to apply directly in the UK. However, the UK has retained the EU regulatory regime with certain modifications as standalone UK legislation. Therefore, the UK regulatory regime is currently similar to EU regulations, but under proposed legislation, the Medicines and Medical Devices Bill, the UK may adopt changed regulations that may diverge from the EU legislative regime for medicines and their research, development and commercialization. For a two-year period starting January 1, 2021, the UK has adopted transitional provisions, which inter alia apply to the importation of medicines into the UK and rely on certain EMA marketing authorization application procedures.

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

The decentralized procedure, or DCP, is used in cases where the medicinal product has not received a marketing authorization in the EU at the time of application. The applicant requests a member state of its choice to act as reference member state to prepare an assessment report that is then used to facilitate agreement with the concerned member states and the grant of a national marketing authorization in all of these member states. In this procedure, the reference member state must prepare, for consideration by the concerned member states, the draft assessment report, a draft SmPC and a draft of the labeling and package leaflet within 120 days after receipt of a valid application. As in the case of mutual recognition, the concerned member states are required to approve these documents within 90 days of their receipt, i.e. the total time of the DCP is 210 days.

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

Directive 2003/94/EC and Volume 4 of the rules governing medicinal products govern GMP in the European community. Moreover, community law requires the clinical results in support of clinical safety and efficacy based upon clinical trials conducted in the European community to be in compliance with the requirements of Directive 2001/20/EC, which implements good clinical practice in the conduct of clinical trials on medicinal products for human use. Clinical trials conducted outside the European community and used to support applications for marketing within the EU must have been conducted in a way consistent with the principles set out in Directive 2001/20/EC. The conduct of a clinical trial in the EU requires, pursuant to Directive 2001/20/EC, authorization by the relevant national competent authority where a trial takes place, and an ethics committee to have issued a favorable opinion in relation to the arrangements for the trial. It also requires that the sponsor of the trial, or a person authorized to act on his behalf in relation to the trial, be established in the community. Directive 2001/20/EC will be replaced by Regulation (EU) No. 536/2014 on Clinical Trials in the near future. Although the Regulation entered into force on 16 June 2014, the timing of its application depends on the development of a fully functional EU clinical trials portal and database, which has been postponed several times. Once the new Regulation becomes applicable, clinical trials law in the EU will be further harmonized.

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

There are various types of applications for marketing authorizations:

●	Full Applications. A full application is one that is made under any of the community procedures described above and that “stands alone” in the sense that it contains all of the particulars and information required by Article 8(3) of Directive 2001/83 (as amended) to allow the competent authority to assess the quality, safety and efficacy of the product and in particular the balance between benefit and risk. Article 8(3)(l) in particular refers to the need to present the results of the applicant’s research on (i) pharmaceutical (physical-chemical, biological or microbiological) tests, (ii) pre-clinical (toxicological and pharmacological) studies and (iii) clinical trials in humans. The nature of these tests, studies and trials is explained in more detail in Annex I to Directive 2001/83/EC. Full applications would be required for products containing new active substances not previously approved by the competent authority, but may also be made for other products.
●	Abridged Applications. Article 10 of Directive 2001/83/EC contains exemptions from the requirement that the applicant has to provide the results of its own pre-clinical and clinical research. There are three regulatory routes for an applicant to seek an exemption from providing such results, namely (i) cross-referral to an innovator’s results without consent of the innovator, (ii) well established use according to published literature and (iii) consent to refer to an existing dossier of research results filed by a previous applicant.

Cross-referral to Innovator’s Data

Articles 10(1) and 10(2)(b) of Directive 2001/83/EC provide the legal basis for an applicant to seek a marketing authorization on the basis that its product is a generic medicinal product (a copy) of a reference medicinal product that has already been authorized, in accordance with community provisions. A reference product is, in principle, an original product granted an authorization on the basis of a full dossier of particulars and information. This is the main exemption used by generic manufacturers for obtaining a marketing authorization for a copy product. The generic applicant is not required to provide the results of pre-clinical studies and of clinical trials if its product meets the definition of a generic medicinal product and the applicable regulatory results protection period for the results submitted by the innovator has expired. A generic medicinal product is defined as a medicinal product:

●	having the same qualitative and quantitative composition in active substance as the reference medicinal product;
●	having the same pharmaceutical form as the reference medicinal product; and
●	whose bioequivalence with the reference medicinal product has been demonstrated by appropriate bioavailability studies.

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

Law Relating to Pediatric Research

Regulation (EC) 1901/2006 (as amended by Regulation (EC) 1902/2006) was adopted on December 12, 2006. This Regulation governs the development of medicinal products for human use in order to meet the specific therapeutic needs of the pediatric population. It requires any application for marketing authorization made after July 26, 2008 in respect of a product not authorized in the European Community on January 26, 2007 (the time the Regulation entered into force), to include the results of all studies performed and details of all information collected in compliance with a pediatric investigation plan agreed by the Pediatric Committee of the EMA, unless the product is subject to an agreed waiver or deferral or unless the product is excluded from the scope of Regulation 1901/2006 (generics, hybrid medicinal products, biosimilars, homeopathic and traditional (herbal) medicinal products and medicinal products containing one or more active substances of well-established medicinal use) according to its Art. 9. Waivers can be granted in certain circumstances where pediatric studies are not required or desirable. Deferrals can be granted in certain circumstances where the initiation or completion of pediatric studies should be deferred until appropriate studies in adults have been performed. The EMA does not evaluate an application for market authorization that is not exempt from Regulation (EC) 1901/2006 if there is no agreed PIP, deferral or waiver. Moreover, this regulation imposes the same obligation from January 26, 2009 on an applicant seeking approval of a new indication, pharmaceutical form or route of administration for a product already authorized and still protected by a supplementary protection certificate granted under Regulation EC 469/2009 and its precursor Regulation (EEC) 1768/92 or by a patent that qualifies for the granting of such a supplementary protection certificate. The pediatric Regulation (EC) 1901/2006 also provides, subject to certain conditions, a reward for performing such pediatric studies, regardless of whether the pediatric results provided resulted in the grant of a pediatric indication. This reward comes in the form of an extension of six months to the supplementary protection certificate granted in respect of the product, unless the product is subject to orphan drug designation, in which case the 10-year market exclusivity period for such an orphan product is extended to 12 years. If any of the non-centralized procedures for marketing authorization have been used, the six-month extension of the supplementary protection certificate is only granted if the medicinal product is authorized in all member states.

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

Any authorization granted by member state authorities, which within three years of its granting is not followed by the actual placing on the market of the authorized product in the authorizing member state, ceases to be valid (Art. 24 (4) and (5) Directive 2001/83/EC). When an authorized product previously placed on the market in the authorizing member state is no longer actually present on the market for a period of three consecutive years, the authorization for that product shall cease to be valid. The same two three-year periods apply to authorizations granted by the European Commission based on the centralized procedure (Art. 14 (4) and (5) Regulation (EC) 726/2004).

Other Countries

In addition to regulations in the United States, the EU and Israel, we are subject to a variety of other regulations governing clinical trials and commercial sales and distribution of drugs in other countries. Whether or not Aramchol or any other product candidate receive approval from the FDA, approval of such product candidates must be obtained by the comparable regulatory authorities of countries other than the United States before we can commence clinical trials or marketing of the product in those countries. The approval process varies from jurisdiction to jurisdiction, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials and product licensing vary greatly from country to country.

The requirements that we and our collaborators must satisfy to obtain regulatory approval by government agencies in other countries prior to commercialization of Aramchol or any other product candidate in such countries can be rigorous, costly and uncertain. In the European countries, Canada and Australia, regulatory requirements and approval processes are similar in principle to those in the United States. Additionally, depending on the type of drug for which approval is sought, there are currently two potential tracks for marketing approval in the European countries: mutual recognition and the centralized procedure. These review mechanisms may ultimately lead to approval in all EU countries, but each method grants all participating countries some decision-making authority in product approval. Foreign governments also have stringent post-approval requirements including those relating to manufacture, labeling, reporting, record keeping and marketing. Failure to substantially comply with these on-going requirements could lead to government action against the product, us and/or our representatives.

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

C.Organizational Structure

See “Item 4. Information on the Company—Historical Background and Corporate Structure” above.

D.Description of Property and Facilities

Our corporate headquarters are located at 16 Tiomkin Street, Tel Aviv, pursuant to a lease to occupy approximately 590 square meters of space. On March 22, 2015, GRD entered into the lease agreement with Mintz K. Construction Company for the corporate headquarters. The term of the lease was originally for four years with an option, at the election of GRD, for two additional years. We have since exercised the option and extended the lease, most recently in March 2021 for an additional two years, until March 22, 2023 with an option for another year. According to the updated lease, the aggregate quarterly rental payment, together with adjustments and the maintenance fees, is approximately NIS 133,497 plus VAT.

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

Overview

We are a clinical-stage biopharmaceutical company focused on the development of Aramchol, a liver targeted stearoyl-coenzyme A desaturase-1, or SCD1, modulator, first in class, novel, oral therapy for the treatment of NASH for variable populations. In September 2019, we initiated our Phase 3 pivotal ARMOR Study to evaluate the efficacy and safety of Aramchol in subjects with NASH and fibrosis.

We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide and plan to initiate a first in human study by the first quarter of 2021.

To date, we have not generated revenue from the sale of any product, excluding the licensing revenue we recorded in connection with the Samil Agreement, and we do not expect to generate any significant revenue other than the amortization of the upfront payments under the license agreement with Samil and of the subsequent royalties and/or milestones that may be earned in connection with the Samil Agreement or potential other license Agreements, unless and until we commercialize Aramchol, or license the product to additional third parties. As of December 31, 2020, the Company had an accumulated deficit of approximately $135.7 million.

Our financing activities are described below under “Liquidity and Capital Resources.” Obtaining approval of an NDA, MMA, or other similar application is an extensive, lengthy, expensive and uncertain process, and the FDA, EMA and other regulatory agencies may delay, limit or deny approval of Aramchol, Amilo-5MER or any other product candidate.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At December 31, 2020, we had current assets of $51.8 million, which is mainly comprised of cash and cash equivalents of $6.9 million, restricted cash of $0.1 million, short-term deposits of $3.8 million and short-term investment securities of $40.1 million. This compares with current assets of $76.4 million at December 31, 2019, which is mainly comprised of cash and cash equivalents of $15.9 million, restricted cash of $0.1 million, short-term deposits of $27.9 million and short-term investment securities of $31.6 million. We believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this annual report. However, we will continue to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop our research and development programs.

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

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent-related legal fees, costs of pre-clinical studies and clinical trials and drug and laboratory supplies. We account for all research and development expenses as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop Aramchol and Amilo-5MER. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

We expect that a substantial amount of our research and development expense in the future will be incurred in support of our current and anticipated pre-clinical and clinical development projects. Due to the inherently unpredictable nature of pre-clinical and clinical development studies, we are unable to estimate with any certainty the costs we will incur in the continued development of Aramchol, Amilo-5MER and any other potential product candidate. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We currently expect to continue testing Aramchol and Amilo-5mer in pre-clinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for Aramchol and to initiate a first-in-human clinical study for Amilo-5MER.

While we are currently focused on advancing Aramchol's and Amilo-5Mer’s development, our future research and development expenses will depend largely on the duration of the ARMOR study, the number of enrolled patients, the clinical success of Aramchol, as well as ongoing assessments of the Aramchol’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidate in certain indications in order to focus our resources on more promising indications for such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future from current levels as we continue to advance our clinical product development into a pivotal stage trial and, potentially, the in-licensing of additional product candidates.

The lengthy process of completing clinical trials and seeking regulatory approval for Aramchol and Amilo-5MER or any other product candidate requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational roles, including finance/accounting, legal and other operating positions in connection with our activities. Our other significant general and administrative expenses include non-cash stock-based compensation costs and facilities costs (including the rental expense for our offices in Tel Aviv, Israel), professional fees for outside accounting and legal services, travel costs, investors relations, insurance premiums and depreciation. At this time, we do not anticipate that the effects of the COVID-19 pandemic will materially affect our general and administrative expense.

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

Critical Accounting Policies and Estimate

We prepare our financial statements in accordance with U.S. GAAP. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Significant estimates include, but are not limited to, those related to deferred revenue, revenue recognition, stock-based compensation and fair value of marketable debt securities. For further significant accounting policies please see Note 2 to our audited consolidated financial statements of this annual report. We believe that our accounting policies contained therein are critical in fully understanding and evaluating our financial condition and operating results.

A.Results of Operations

The table below provides our results of operations for the year ended December 31, 2020 as compared to the years ended December 31, 2019 and 2018.

	Year Ended December 31,
	2018	2019	2020

	(thousands)
Revenue	$2,038	$—	$—
Research and development expenses	8,313	18,180	26,082
General and administrative expenses	4,440	4,196	4,128
Operating loss	10,715	22,376	30,210
Financial income, net	(934)	(1,915)	(1,439)
Loss before income taxes	9,781	20,461	28,771
Income taxes	75	—	—
Net loss	$9,856	$20,461	$28,771
Comprehensive loss	$9,860	$20,415	$28,534
Basic and diluted net loss per share from continuing operations	$0.54	$0.97	$1.35

Revenue

During the years ended December 31, 2019 and December 31, 2020, we had no licensing revenue compared to $2.0 million of revenue for the year ended December 31, 2018. The revenue for the year ended December 31, 2018 resulted from the amortization of the upfront payment and a $1.5 million milestone payment received under the Samil Agreement.

Research and Development Expenses

Our research and development expenses amounted to approximately $26.1 million during the year ended December 31, 2020, representing an increase of approximately $7.9 million, or approximately 43%, compared to approximately $18.2 million for the year ended December 31, 2019.  The increase primarily resulted from an increase in clinical studies in the amount of approximately $4.9 million and an increase in drug development expenses in the amount of approximately $2.4 million. The increase in clinical trial expenses is in connection with our ongoing ARMOR Study while the increase in drug development expenses are in connection with the manufacturing of Aramchol API to support the ARMOR Study and the development of Aramchol Meglumine.

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

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $4.1 million for the year ended December 31, 2020, representing a decrease of approximately $0.1 million, or 2%, compared to approximately $4.2 million for the year ended December 31, 2019. The decrease primarily resulted from a decrease in stock-based compensation expenses and professional services, partially offset by an increase in the cost of our D&O insurance policy premium.

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

Operating Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to generate substantial operating revenues, our operating loss for the year ended December 31, 2020 was approximately $30.2 million, representing an increase in our operating loss of approximately $7.8 million, or approximately 35%, compared to approximately $22.4 million for the year ended December 31, 2019.

Our operating loss for the year ended December 31, 2019 was approximately $22.4 million, representing an increase in our operating loss of approximately $11.7 million, or approximately 109%, compared to approximately $10.7 million for the year ended December 31, 2018.

Financial Income, Net

Our financial income, net, for the year ended December 31, 2020 was approximately $1.4 million, representing a decrease of approximately $0.5 million, or approximately 26%, compared to approximately $1.9 million for the year ended December 31, 2019. The decrease primarily resulted from a decrease in interest income from marketable debt securities and short-term deposits, as compared to such income for the comparable period in 2019.

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

Net Loss

Our net loss for the year ended December 31, 2020 was approximately $28.8 million, representing an increase of approximately $8.3 million, or approximately 40%, compared to approximately $20.5 million for the year ended December 31, 2019. The increase primarily resulted from the above-mentioned increase in research development expenses.

Our net loss for the year ended December 31, 2019 was approximately $20.5 million, representing an increase of approximately $10.7 million, or approximately 107%, compared to approximately $9.9 million for the year ended December 31, 2018. The increase primarily resulted from the above-mentioned increase in research development expenses.

B.Liquidity and Capital Resources

Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings.

We have incurred substantial losses since our inception. As of December 31, 2020, we had an accumulated deficit of approximately $135.7 million and working capital (current assets less current liabilities) of approximately $43.8 million. Due to our expectation that we will continue to not generate substantial revenues for the foreseeable future, we expect that losses will continue for the foreseeable future.

As of December 31, 2020, we had cash and cash equivalents of approximately $6.9 million, restricted cash of $0.1 million, short-term deposits of approximately $3.8 million and marketable debt securities of approximately $40.1 million invested in accordance with our investment policy, totaling approximately $51.0 in highly-liquid assets, as compared to cash and cash equivalents of approximately $15.9 million, restricted cash of $0.1 million, short-term deposits of approximately $27.9 million and marketable debt securities of approximately $31.6 million invested in accordance with our investment policy, totaling approximately $75.6 million in highly-liquid assets as of December 31, 2019. The decrease is mainly attributable to our $26.3  million negative cash flow from operating expenses during the year ended December 31, 2020. In February 2021, we sold approximately $8.4 million in ordinary shares under our ATM Offering and we raised gross proceeds of $10 million in an underwritten public offering of our ordinary shares.

As of December 31, 2019, we had cash and cash equivalents of approximately $15.9 million, restricted cash of $0.1 million, short-term deposits of approximately $27.9 million and marketable debt securities of approximately $31.6 million invested in accordance with our investment policy, totaling approximately $75.6 in highly-liquid assets, as compared to cash and cash equivalents of approximately $24.2 million, short-term deposits of approximately $6.0 million and marketable debt securities of approximately $60.0 million invested in accordance with our investment policy, totaling approximately $90.2 in highly-liquid assets as of December 31, 2018. The decrease is mainly attributable to our $14.9 million negative cash flow from operating expenses during the year ended December 31, 2019.

Cash Flow from Operating Activities

We had negative cash flow from operating activities of approximately $26.3 million for the year ended December 31, 2020 as compared to a negative cash flow from operating activities of approximately $14.9 million for the year ended December 31, 2019. The negative cash flow from operating activities for the year ended December 31, 2020 was mainly attributable to our net loss of approximately $28.8 million, partially offset by our $2.1 million of non-cash stock-based compensation expenses.

We had negative cash flow from operating activities of approximately $14.9 million for the year ended December 31, 2019 as compared to a negative cash flow from operating activities of approximately $9.0 million for the year ended December 31, 2018. The negative cash flow from operating activities for the year ended December 31, 2019 was mainly attributable to our net loss of approximately $20.5 million, partially offset by an increase in trade payables of approximately $4.2 million.

Cash Flow from Investing Activities

We had positive cash flow from investing activities of approximately $16.5 million for the year ended December 31, 2020 as compared to a negative cash flow from investing activities of approximately $6.7 million for the year ended December 31, 2019. The positive cash flow from investing activities for the year ended December 31, 2020 was primarily due to the net maturity of short-term deposits in the amount of approximately $24.4 million, partially offset by the net purchase of marketable debt securities in the amount of approximately $7.8 million.

We had positive cash flow from investing activities of approximately $6.7 million for the year ended December 31, 2019 as compared to a negative cash flow from investing activities of approximately $60.0 million for the year ended December 31, 2018. The positive cash flow from investing activities for the year ended December 31, 2019 was primarily due to the net sale of marketable securities in the amount of approximately $28.5 million, partially offset by the net investment in short-term deposits in the amount of approximately $21.8 million.

Cash Flow from Financing Activities

We had positive cash flow from financing activities of approximately $0.8 million for the year ended December 31, 2020 as compared to a positive cash flow from financing activities of $0.1 million for the year ended December 31, 2019. The positive cash flow from financing activity for the year ended December 31, 2020 was mainly due to proceeds from our ATM Offering.

We had positive cash flow from financing activities of approximately $0.1 million for the year ended December 31, 2019 as compared to a positive cash flow from financing activities of $80.2 million for the year ended December 31, 2018. The positive cash flow from financing activity for the year ended December 31, 2019 was mainly due to the net proceeds from exercise of options.

On May 15, 2020, we amended and restated the Sales Agreement dated December 22, 2017 between us and Stifel, Nicolaus & Company, Incorporated to include Cantor Fitzgerald & Co. as an additional sales agent for our “at the market offering” program, or the ATM Offering. Pursuant to a prospectus supplement filed with the SEC on May 15, 2020, we may offer and sell up to $31.9 million of our ordinary shares. During July 2020 , we sold 136,300 ordinary shares under the ATM Offering for total net proceeds of approximately $0.8 million and during February 2021, we sold an additional 1,541,400 ordinary shares under the ATM Offering for total net proceeds of approximately $8.2 million. As a result, we had approximately $22.7 million remaining available for future sales under the ATM Offering.

Current Outlook

Although we provide no assurance, we believe that our existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Annual Report on Form 20-F. However, additional funding will be necessary to fund our ARMOR Study, our Amilo-5MER program and ongoing research and development work and to advance our product candidates through regulatory approval and into commercialization, if approved. We intend to obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. Specifically, the COVID-19 pandemic has significantly disrupted global financial markets, and may limit our ability to access capital, which could in the future negatively affect our liquidity. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, Amilo-5MER and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

The extent of our future capital requirements will depend on many other factors, including:

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;
●	the impact of the COVID-19 pandemic on our operations;
●	the scope, prioritization and number of our clinical trials and other collaboration, research and development programs;
●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol, Amilo-5MER or any other product candidate;

●	the costs of the development and expansion of our operational infrastructure;
●	the costs and timing of obtaining regulatory approval for Aramchol, Amilo-5MER or any other product candidate;
●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;
●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;
●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;
●	the costs of contracting with third parties to provide sales and marketing capabilities for us;
●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;
●	the magnitude of our general and administrative expenses;
●	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol, Amilo-5MER or any other product candidate; and
●	market conditions.

C.Research and Development, Patents and Licenses

For information concerning our research and development policies and a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, see “Item 5. Operating and Financial Review and Prospects—Results of Operations.”

D.Trend Information

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

E.Off-Balance Sheet Arrangements

The Company currently does not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2020.

		Less than 1			More than 5
	Total	year	1 – 3 years	3 – 5 years	years

	(in thousands)
Facility leases (1)	$403	$193	$210	$—	$—
Car leases	30	13	17	—	—
Total	$433	$206	$227	$—	$—
(1)	Subsequent to the balance sheet date we have extended our facility lease. For a more detailed description of the facility leases, see “Description of Property and Facilities” above.

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

Other than as described above, we did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2020.

ITEM 6. Directors, Senior Management and Employees.

A.Directors and Senior Management.

Set forth below is information concerning the directors, senior management and executive officers of the Company as of February 28, 2021, the latest practicable date for inclusion in this annual report. The business address for each of our directors, senior management and corporate officers is c/o Galmed Pharmaceuticals Ltd., 16 Tiomkin St., Tel Aviv 6578317, Israel.

Name	Age	Position

Allen Baharaff	56	President and Chief Executive Officer, Class II Director

Dr. Liat Hayardeny	54	Chief Scientist Officer

Yohai Stenzler	38	Chief Financial Officer

Guy Nehemya	36	Chief Operating Officer

David Sidransky, M.D.(1)(2)(3)(4)(5)	60	Lead Independent Director and Chairman of the R&D Committee, Chairman of our Nomination Committee, Chairman of our Remuneration Committee, and Class III director

Shmuel Nir(2)(3)(4)(5)	59	Class I Director

Amir Poshinski(2)(3)(4)(5)	60	Chairman of our Audit Committee, Class III director

Carol L. Brosgart, M.D. (1) (2)	69	Class I Director

Marshall Heinberg	63	Class II Director
(1)	A member of our research & development committee.

(2)	Independent director under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board.
(3)	A member of our audit committee.
(4)	A member of our remuneration committee.
(5)	A member of our nomination committee.

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

Yohai Stenzler, our Chief Financial Officer, has served in such capacity since February 1, 2017. Mr. Stenzler joined the Company in June 2014 as the Company’s corporate controller, and later on served as the Company’s Director of Finance. Mr. Stenzler has six years of financial management experience as an accountant at the real estate department at Ernst & Young LLP, where he was involved in financing, taxes, auditing, advising and accounting of public and private companies, both domestic and international. Mr. Stenzler is a certified CPA and holds a MBA in Finance from Recanati Business School at Tel Aviv University, and a BA in Economics and Accounting from Ben-Gurion University of the Negev.

Guy Nehemya, our Chief Operating Officer, has served in such capacity since January 1, 2019 and prior to that as Vice President, Operations since March 2017. Mr. Nehemya joined the Company in October 2013 as the Company’s Director of Operations, after completing his internship at Agmon, Rosenberg, HaCohen & Co. Law Offices. Mr. Nehemya was a key member of management during the Company’s initial public offering and execution thereof. Mr. Nehemya holds a LL.B. from the College of Management and is currently completing his MBA degree at the IDC Herzliya. Mr. Nehemya has been a member of the Israeli Bar Association since 2012.

David Sidransky, M.D., the chairman of our Nomination , Remuneration and R&D Committees, joined our Board in June 2014, originally as an external director. Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He serves as the Director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins University. He is a Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at Johns Hopkins University and Hospital. Dr. Sidransky has written over 600 peer-reviewed publications and has contributed to more than 60 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award and 2017 Team Award presented by the American Association of Cancer Research. Dr. Sidransky has served as Vice Chairman of the Board of Directors of ImClone. He is Chairman of the Board of Advaxis Inc . (Nasdaq: ADXS), and is a lead director at Champions Oncology and on the board of directors of Orgenesis (Nasdaq: ORGS), Ayala Pharma (Nasdaq: AYLA) and Biond Bio. He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In addition, Dr. Sidransky served as Director of American Association for Cancer Research from 2005 to 2008. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.

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

Amir Poshinski, joined our Board in June 2020. Mr. Poshinski is an entrepreneur with over 20 years' management and leadership experience across multiple industries, including technology, biotechnology, banking and real estate. Mr. Poshinski is the owner of DAP Holdings, through which he has acted since 2010 as a management consultant and strategic advisor to global companies. Mr. Poshinski currently serves as a member of the advisory board of Benson Oak Ventures, a venture focused fund, as well as several other private companies. Prior to 2010, Mr. Poshinski served as Deputy CEO of Primsa Investment House, which at the time was Israel's largest investment house, Deputy CEO of Discount Mortgage Bank, the real estate lending arm of one of Israel's largest banks, VP of Marketing at Comverse, a telecommunications software company that was listed on Nasdaq, VP Marketing, Sales and Advertising of Mifal Hapayis, Israel's national lottery, and VP and Deputy CEO of the Economic Company of the Israeli Local Authorities Association. Mr. Poshinski previously served on the board of directors of each of TAS-AGT (a TATA joint venture), Excellence Nessuah Mutual Funds, and Therapix Biosciences (Nasdaq: TRPX) as well as several other private companies. Mr. Poshinski holds a B.A. in Business Administration and Marketing from the New York Institute of Technology.

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

Marshall Heinberg joined our Board on October 14, 2018. Mr. Heinberg has extensive experience relevant to us and insight into the global capital markets and has worked with several life science and technology companies. Mr. Heinberg serves as a Chairman of the Board of PAE Inc (Nasdaq: PAE) and is the founder and Managing Director of MAH Associates, LLC, which provides strategic advisory and consulting services to various companies, including for the Company from 2013 until September 2018. Mr. Heinberg also serves on the Board of Union Carbide Corporation and of ChannelAdvisor (NYSE: ECOM), since July 2019 and December 2019, respectively. From April 2017 to December 2019, Mr. Heinberg served on the board of directors of Ecology and Environment (Nasdaq: EEI) and was its Executive Chairman of the Board of Directors until the time that EEI was acquired by WSP. Between January 2010 and March 2021, Mr. Heinberg served on the board of directors of Universal Biosensors (UBI.AX). Mr. Heinberg was a Senior Advisor to Burford Capital (NYSE;BUR) until July 2020. Mr. Heinberg began his investment banking career in 1987 in the Corporate Finance Division of Oppenheimer & Co, Inc., which was acquired by Canadian Imperial Bank of Commerce (CIBC) in 1997. Mr. Heinberg served as Head of the Investment Banking Department and as a Senior Managing Director of Oppenheimer & Co. Inc. from 2008 until 2012, and as the U.S. Head of Investment Banking at CIBC World Markets from 2001 until 2008. Prior to joining Oppenheimer, Mr. Heinberg practiced corporate law for approximately four years. Mr. Heinberg has a B.S. in economics from the Wharton School at the University of Pennsylvania and a J.D. from Fordham Law School.

There are no family relationships between any director or executive officer. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or executive officer was selected as a director or member of senior management, as the case may be.

Scientific Advisory Board

We seek advice from our Scientific Advisory Board generally on scientific and medical matters. Our Scientific Advisory Board includes the following: Professor Vlad Ratziu from the University Pierre et Marie Curie in Paris, France and coordinator of the EU FP7 FLIP consortium; Professor Scott Friedman from the Icahn School of Medicine at Mount Sinai in New York, United States; Professor Arun Sanyal, from the Virginia Commonwealth University in Richmond, Virginia; Professor Jose Mato, from CIC bioGUNE Spain; Professor Shomron Ben-Horin, Chief of the Gastroenterology Department at Sheba Medical Center, Dr. Jean-Frederic Colombel, from Icahn School of Medicine at Mount Sinai, and Prof. Stephen B. Hanauer from Northwestern Feinberg School of Medicine.

B.Compensation.

Certain Approvals Required for Office Holders’ Compensation of the Companies Law

Pursuant to the Companies Law, the Company is required to adopt a compensation policy regarding the terms of office and employment of its Office Holders (as such terms are defined below), which includes exemption and release of the Office Holders from liability for breach of his or her duty of care to the Company, an undertaking to indemnify the Office Holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid, or the Terms of Office and Employment. The Company’s current compensation policy with respect to the Terms of Office and Employment of the Company’s Office Holders, or the Compensation Policy, was last approved by the Board in June 22, 2020 after considering the recommendations of the remuneration committee and was adopted by the Company’s shareholders in August 2020.

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

Aggregate Executive Compensation

The aggregate compensation, including share-based compensation, paid by us to all of our Office Holders as a group, with respect to the year ended December 31, 2020, was approximately $3.5 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement, vacation or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to Office Holders, and other benefits commonly reimbursed or paid by companies in our industry. In addition to the six current members of the Board (including the Company’s President and Chief Executive Officer), the Company considers seven other individuals, namely three former directors, the former Chief Medical Officer, Chief Scientist Officer, Chief Financial Officer and the Chief Operating Officer, to have been Office Holders in 2020.

As of December 31, 2020, options to purchase 1,891,603 of our ordinary shares granted to our Office Holders as a group were outstanding, of which options to purchase 1,292,853 of our ordinary shares have vested, with a weighted average exercise price of $5.3 per ordinary share.

For outstanding equity-based awards granted to our Office Holders, see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

Individual Compensation of Covered Executives

The following table sets forth the compensation granted to the five most highly compensated Office Holders during or with respect to the year ended December 31, 2020. All amounts reported in the table reflect the cost to the Company, as recognized in its financial statements for the year ended December 31, 2020. The five individuals for whom disclosure is provided are referred to herein as “Covered Executives.”

Information Regarding the Covered Executives	Compensation for Services(1)
		Benefits
		and	Cash	Equity-Based
	Base	Perquisites	Bonus	Compensation	Other
Name and Principal Position(1)	Salary ($)	($)(2)	($)(3)	($)(4)	($)(5)	Total ($)
Allen Baharaff (President and Chief Executive Officer)	503,283	169,282	64,018	682,359	30,000	1,449,589
Dr. Liat Hayardeny (Chief Scientific Officer)	150,593	43,301	21,555	185,159	—	400,608
Dr. Tali Gorfine (6) (former Chief Medical Officer)	150,593	42,932	9,238	179,746	—	382,509
Yohai Stenzler (Chief Financial Officer)	116,082	35,752	15,431	166,220	—	333,485
Guy Nehemya (Chief Operating Officer)	116,082	36,032	15,431	138,066	—	305,551
(1)	The above-mentioned executives are all full-time employee of the Company. Cash compensation amounts denominated in currencies other than the Dollar were converted into Dollars at an exchange rate of NIS 3. 44 = $1.00, which reflects the average conversion rate for fiscal year ended December 31, 2020.

(2)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car allowance, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security and other benefits and perquisites consistent with the Company’s policies.

(3)	Amounts reported in this column refer to the cash bonuses provided by the Company with respect to 2020, which have been provided for in the Company’s financial statements for the year ended December 31, 2020 (including if such bonuses were paid in 2021). They exclude bonuses paid in 2020 which were provided for in the Company’s financial statements for previous years. Cash bonuses are paid in accordance with the Company’s 2020 Annual Cash Bonus Plan and are intended to promote the Company’s work plan and business strategy by rewarding officers for achievement of the Company’s business and financial goals through teamwork and collaboration. Key performance indicators which are factored into cash bonus determinations are based both on personal evaluation and as well, individual specific and may include: (i) major progress in research and development stages, (ii) the execution of in/out-license transactions, (iii) the execution of strategic collaboration agreements, and (iv) raising funds throughout public offering or a private placement.

(4)	Amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2020 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 to the Financial Statements. For outstanding equity-based awards granted to Covered Executives see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

(5)	Amounts reported in this column include payments made with respect to the year 2020 and recorded in the financial statements for the year ended December 31, 2020 relating to directors’ fees.

(6)	Dr. Gorfine ceased acting as our Chief Medical Officer as of June 30, 2020 and from July 1, 2020, Dr. Gorfine serves as a medical consultant.

Compensation of Directors

As approved by our shareholders at our 2020 annual meeting of shareholders, in connection with their services as directors of the Company, each of our directors from time to time, is entitled to an annual payment of $40,000, plus value-added tax, or VAT, if applicable, and with respect to an expert external director (if applicable), $50,000 plus VAT, payable quarterly at the end of each quarter, and, upon first becoming a member of the Board, each of our non-management directors will receive a grant of options to purchase 30,000 ordinary shares, or the Director Options. The Director Options would be granted under the 2013 Plan, at an exercise price equal to the average price of our ordinary shares on the Nasdaq market in the 30 trading days prior to the appointment by the Board or election by the shareholders (as applicable), and would vest over a period of three years, such that the Director Options will vest with respect to 1/3 of the underlying Ordinary Shares on the first anniversary of the grant (i.e., the date of appointment by the Board or election by the shareholders, as applicable), and thereafter, the Director Options will vest with respect to the additional 2/3 of the underlying ordinary shares on an equally quarterly basis, provided that each non-management director remains continuously a director or its affiliates throughout each such vesting date. The grant is subject to the execution by each director of an option agreement with us confirming the terms and conditions applying to the grant.

Our Board has determined that each of Mr. Nir, Mr. Poshinski, Mr. Heinberg and Dr. Sidransky are entitled to receive compensation as an ‘expert external director’. The compensation of external directors is also subject to the provisions of the Israeli regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors. See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors” and “Item 7. Major Shareholders and Related Party Transactions—C. Related Party Transactions” below.

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

Under the terms of his employment agreement, Mr. Baharaff is entitled to a gross monthly salary which is currently NIS 144,375. Commencing January 1, 2021, Mr. Baharaff's gross monthly salary will increase to NIS 170,000, upon shareholder approval. In addition, Mr. Baharaff will be entitled to the following cash bonuses based on achievement of qualitative and quantitative performance goals and objectives: (i) an annual cash bonus in an amount of up to nine times his monthly base salary, to be determined based on the achievement of certain qualitative and quantitative performance goals and objectives set by our Board and approved by our shareholders; (ii) upon execution of a Strategic Agreement (as defined below), Mr. Baharaff will be entitled to receive, subject to the discretion of the Board, a cash bonus in an amount of up to twelve times his monthly base salary. A “Strategic Agreement” means: a license agreement or any other strategic agreement (i.e. research and development, manufacture, distribution, etc.) for the U.S., Europe, Japan or China; (iii) upon consummation of a fund raising (excluding funds received from a Strategic Agreement), Mr. Baharaff will be entitled to receive, subject to the discretion of the Board, a cash bonus in an amount of up to ten times his monthly base salary if the funds received by the Company are between $8 Million to $10 million and up to twelve times his monthly base salary if the funds received by the Company are $10 million or more; (iv) upon a Change of Control Event (as defined below), Mr. Baharaff will be entitled to receive, subject to the discretion of the Board, a cash bonus in an amount of up to twelve times his monthly base salary. A “Change of Control Event” means: (a) the acquisition of the Company by another entity or individual or group of individuals by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, share purchase or consolidation), unless the Company’s shareholders of record as constituted immediately prior to any such transaction will, immediately after such transaction (by virtue of securities issued as consideration for the Company’s share capital, assets or otherwise) hold more than 50% of the voting power of the surviving or acquiring entity; or (b) a sale of all or substantially all of the assets of the Company.

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

Mr. Baharaff will also receive other benefits required under Israeli law or that are customary for senior executives in Israel such as confidentiality, reimbursement of expenses, payment for absence days, sick leave, pension and/or a manager’s insurance policy and study fund.

Mr. Baharaff’s employment agreement is terminable by either party upon six months prior written notice, or Prior Notice Period, and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. Upon termination, provided such termination was not for cause, Mr. Baharaff shall be entitled, in addition to the Prior Notice Period, to a payment in an amount of up to twelve times his monthly base salary, to be paid in twelve equal monthly installments, in exchange for Mr. Baharaff’s undertaking not to compete with the Company for a period of twelve months, or Non-Compete Grant. Other than in case of resignation by Mr. Baharaff, excluding resignation for a Good Reason Event (as defined below), or termination for cause: (i) all Mr. Baharaff’s unvested options will vest upon termination; and (ii) unexercised options granted to Mr. Baharaff may be exercised until the earlier of (a) two years from his termination, and (b) expiration of his options. A “Good Reason Event” means: any of the following events, provided that the event is effected by the Company without the written consent of Mr. Baharaff: (i) a material reduction or adverse change in Mr. Baharaff’s authority, duties or responsibilities; (ii) a reduction in Mr. Baharaff’s monthly base salary, other than a reduction of no more than 10% of his then current monthly base salary as part of an across the board reduction in all salaries for employees of the Company; (iii) a material breach by the Company of Mr. Baharaff’s employment agreement or any other agreements pertaining directly to Mr. Baharaff’s compensation or employment or (iv) death, disability or severe illness. Upon termination for cause by the Company, Mr. Baharaff shall not be entitled to any Prior Notice Period, Non-Compete Grant or any other payment, and any unvested outstanding equity awards shall terminate immediately upon the date of such termination for cause.

For cash bonuses granted to Mr. Baharaff see “Item 6. Directors, Senior Management and Employees— B. Compensation—Individual Compensation of Covered Executives.” For outstanding equity-based awards granted to Mr. Baharaff see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

C.Board Practices.

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

Membership of the Board

Our Articles provide that the minimum number of members of the Board is three and the maximum number of members is eleven. The Board is presently comprised of six members. Under the Regulation, companies with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law so long as the company satisfies the applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees.

In March 2020, our Board adopted the exemption under the Regulation, and our directors then in office who were elected and classified as external director, Tali Yaron-Eldar and Dr. David Sidransky, were no longer classified as such under the Companies Law. The transition rules set forth under the Regulation provide that such former external directors have the right to remain in office as company directors at their option after the exemption under the Regulation is adopted until the earlier of such director’s original end of term of office or the second annual meeting of shareholders after the adoption of the exemption under the Regulation. Ms. Yaron-Eldar’s and Dr. Sidransky’s term of office expired on June 12, 2020. On May 12, 2020, our Board extended Dr. Sidransky’s term as director as of June 12, 2020 through the end of the annual meeting of our shareholders which was held on August 13, 2020, and at our annual meeting of our shareholders, Dr. Sidransky’s term was further extended until the annual general meeting to be held in 2023, as a Class III director. Ms. Yaron-Eldar’s term was not extended.

On June 16, 2020, our Board appointed Mr. Amir Poshinski as a Class III director, and at our annual meeting of our shareholders held on August 13, 2020, Mr. Poshinski was elected to serve as a Class III director until the annual general meeting to be held in 2023.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Shmuel Nir and Dr. Carol Brosgart serve as our Class I Directors until the close of the annual general meeting to be held in 2021; Allen Baharaff and Marshall Heinberg serves as our Class II Directors until the close of the annual general meeting to be held in 2022; and Dr. David Sidransky and Amir Poshinski serve as our Class III Directors until the close of the annual general meeting to be held in 2023.

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

The term “affiliation” includes:

●	an employment relationship;
●	a business or professional relationship maintained on a regular basis;
●	or control; and
●	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

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

Our Board has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Poshinski qualifies as such. In addition, our Board has determined that Mr. Poshinski qualifies as an audit committee financial expert pursuant to the applicable SEC rules, and accordingly as having the necessary financial sophistication as required by the Nasdaq Capital Market rules.

Director Independence

Following our “opt-out” of the requirement to have external directors serving on our Board, we comply with the director independence requirements and the audit committee and the compensation committee composition requirements under U.S. laws (including applicable Nasdaq Capital Market rules) applicable to U.S. domestic issuers. Our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our Board has determined that Mr. Nir, Mr. Poshinski, Dr. Sidransky and Dr. Brosgart do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the Nasdaq. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our capital shares by each non-employee director.

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

Our Board has resolved to delegate to the audit committee the power to pre-approve non-auditing services rendered by the Company’s independent auditors without the need for further approval by our Board. As such, on March 8, 2020, our audit committee approved the adoption of a pre-approval policy, such that the Chairman of the audit committee is authorized to pre-approve any engagement of our independent auditors during a period of twelve months from the date of such approval, for the provision of non-auditing services, for fees not to exceed $20,000, and any such engagement which exceeds $20,000 shall require a pre-approval by the entire audit committee. Once services have been pre-approved, our management must then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the pre-approval policy, and regarding the fees for the services performed. Such fees for 2017 were pre-approved by the audit committee in accordance with the pre-approval policy.

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

Mr. Nir, Mr. Poshinski and Dr. Sidransky are the current members of our audit committee, with Mr. Poshinski serving as chairperson. Each of our audit committee members are “independent directors” in accordance with the Nasdaq Capital Market corporate governance requirements, as affirmatively determined by our Board. In addition, our Board has affirmatively determined that Mr. Poshinski also qualifies as an audit committee financial expert pursuant to the applicable SEC rules, and accordingly has the necessary financial sophistication as required by the Nasdaq Capital Market rules.

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

Our remuneration committee also oversees the administration of the Company’s various compensation plans and arrangements, in particular, the incentive compensation, deferred compensation and equity based plans of the Company (and to the extent appropriate, of the subsidiaries of the Company) and assists the Board in fulfilling its responsibilities relating to the compensation of directors, the Chief Executive Officer and other Office Holders of the Company. In carrying out these duties, our remuneration committee meets on an ad hoc basis. Under the Companies Law, our remuneration committee may need to seek the approval of the Board and the shareholders for certain compensation decisions as described above. Each member of our remuneration committee is an “independent director” in accordance with the Nasdaq Capital Market corporate governance requirements, as affirmatively determined by our Board. Mr. Nir, Mr. Poshinksi and Dr. Sidransky are the current members of our remuneration committee, with Dr. Sidransky serving as chairperson.

Compensation Policy

As approved by our shareholders, and as required by the Companies Law, we have adopted a Compensation Policy regarding the terms of office and employment of our “office holders” (as defined under the Companies Law, which includes directors, the CEO, other executive officers and any other managers directly subordinate to the CEO), including cash compensation, equity-based awards, releases from liability, indemnification and insurance, severance and other benefits. Each of the named executive officers is an “office holder” within the meaning of the Companies Law. The Compensation Policy is reviewed from time to time by our remuneration committee and our Board to ensure its appropriateness, and is required to be brought at least once every three years to our shareholders for approval. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Certain Approvals Required for Office Holders’ Compensation of the Companies Law”.

Our most recent Compensation Policy was last approved at our annual general meeting of shareholders that was held on August 13, 2020.  The Compensation Policy links pay to performance and aligns our executive officers’ interests with those of the Company and of our shareholders. It allows us to provide meaningful incentives that reflect both our short and long-term goals and performance, as well as the executive officers’ individual performance and impact on shareholder value, while providing compensation that is competitive in the global marketplace in which we recruit talent and is designed to reduce incentives for our executive officers to take excessive risks.

The Compensation Policy emphasizes each executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among executive officers, taking into account the internal ratios between compensation of our executive officers and directors and other employees of the Company. Pursuant to the Compensation Policy, the compensation that may be granted to an executive officer may include: base salary and benefits, annual cash bonuses and other cash bonuses (such as retention and special bonuses), as well as equity-based compensation, retirement and termination of employment benefits and other benefits. The cash bonuses that may be granted under the Compensation Policy are limited to a maximum amount linked to the executive officer’s base salary.

Under the Compensation Policy, an annual cash bonus that will be awarded to executive officers (other than the CEO) will be based on performance objectives and a discretionary evaluation of the executive officer's overall performance by the CEO and may be subject to minimum thresholds. The remuneration committee and the Board will determine any applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout on the basis of, but not limited to, company and individual objectives. Notwithstanding the above, we may determine that, with respect to any executive officer subordinated to the CEO, which does not serve as a director, a portion or all of his or her annual cash bonus will be based on the evaluation of the CEO.

The Compensation Policy provides that the annual bonus awarded to the Company’s CEO will be mainly based on measurable objectives of the Company, subject to a minimum threshold on the basis of, but not limited to, company and personal objectives. 25% or less of the annual cash bonus granted to the Company’s CEO may be based on a discretionary evaluation of the CEO’s overall performance by the remuneration committee and the Board. The measurable objectives will be determined annually by the remuneration committee and the Board at the commencement of each fiscal year, or upon engagement, in case of newly hired CEO, or in other special circumstances as set forth in the Compensation Policy.

The equity-based compensation under the Compensation Policy for our executive officers is designed in a manner intended to attract and retain officers and align their interests with shareholders’ interests to maximize creation of long-term economic value for the Company, and to strengthen the retention and the motivation of executive officers in the long term. Equity-based awards may be granted from time to time in the form of options and/or other equity- based awards, such as RSUs in accordance with our 2013 Plan as may be updated from time to time.

The Compensation Policy contains compensation recovery provisions in the event of accounting restatement, which would allow us, under certain conditions, to recover bonuses or performance-based equity paid in excess of what would have been paid under the financial statements, as restated. The Compensation Policy also contains provisions that allow us to exculpate, indemnify and insure our executive officers and directors subject to certain updated limitations set forth in the Compensation Policy.

Based on information provided to us by our insurance brokers (and which has been supported by our independent insurance consultants), there has recently been a significant increase in the cost of D&O liability insurance for non US companies listed in the US, and especially in the  life sciences sector. The increases have been tied to extensive losses suffered by the D&O insurers as a result, among other things, of significant increases in the number of class actions filed against Nasdaq listed companies. For example, the year 2018 set a 20-year record high for securities class actions filed against issuers of common or preferred stock listed in the US. Due to the above mentioned market environment, insurers adopted a very defensive and selective approach and some of the insurers are no longer providing US traded companies with new offers and those that are still active in the market have been increasing their level of compensation (in the form of premiums), which they believe have not been commensurate with the risk being taken by them. In parallel, there has been an increase in the amounts of the deductibles payable by public companies in situations in which an insurable event occurs. As a result, our most recent Compensation Policy reflects an increase of the premiums payable in order to maintain the coverage levels under our renewed D&O insurance policy.

The Compensation Policy also governs the compensation of our board members and provides that our directors will be entitled to an annual cash fee retainer (which shall not exceed 20% of the annual base salary paid to our CEO during the year 2019 plus VAT) and may be paid through the grant of equity awards up to the limits set forth in the Compensation Policy.

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

Mr. Nir, Mr. Poshinski, and Dr. Sidransky are the current members of our nominating committee, with Dr. Sidransky serving as chairperson. Nasdaq Capital Market Listing Rule 5605(e) requires that our nominating committee be comprised solely of independent directors unless the nominating committee is comprised of at least three members and the Board determines that such non-independent director’s membership, which shall not be longer than two years, is required by the best interests of the Company and our shareholders.

R&D Committee

Our R&D Committee, which was established by the Board on May 2014, advises and assists the Board in its oversight of our research and development programs, including the rationale and timeline of clinical trials and other studies, as well as market surveys in connection therewith. The R&D Committee operates in accordance with the purposes and objectives determined by the Board from time to time. Dr. Sidransky, Dr. Brosgart and Mr. Baharaff are the current members of our R&D Committee, with Dr. Sidransky serving as chairperson.

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

On January 12, 2021, our Board appointed Zach Refaeli, CPA, from Ernst & Young Israel - Kost Forer Gabbay & Kasierer, Tel Aviv, Israel, as the Company’s internal auditor for a period of three years, effective as of January 12, 2021.

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

Under the Companies Law, and the Securities Law, 5738—1968, or the Securities Law, a company may indemnify, or undertake in advance to indemnify, an Office Holder for the following liabilities and expenses, imposed on Office Holder or incurred by Office Holder due to acts performed by him or her as an Office Holder, provided its articles of association include a provision authorizing such indemnification:

●	a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an Office Holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;
●	reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such Office Holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or as a monetary sanction;
●	a monetary liability imposed on him or her in favor of an injured party at an Administrative Procedure (as defined below) pursuant to Section 52(54)(a)(1)(a) of the Securities Law;
●	expenses incurred by an office holder or certain compensation payments made to an injured party that were instituted against an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and
●	reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third-party, or in connection with criminal proceedings in which the Office Holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

●	An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law and the Securities Law, a company may insure an Office Holder against the following liabilities incurred for acts performed by him or her as an Office Holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, provided that the Office Holder acted in good faith and had a reasonable basis to believe that such act would not prejudice the company;
●	a breach of the duty of care to the company or to a third-party;
●	a monetary liability imposed on the Office Holder in favor of a third-party;
●	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and
●	expenses incurred by an office holder in connection with an Administrative Procedure instituted against him or her, including reasonable litigation expenses and reasonable attorneys’ fees.

Nevertheless, under the Companies Law, a company may not indemnify, exculpate or insure an Office Holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company in the event Office Holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the Office Holder;
●	an act or omission committed with intent to derive unlawful personal benefit; or
●	a fine, monetary sanction, penalty or forfeit levied against the Office Holder.

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

D.Employees.

As of December 31, 2020, we had 24 employees, of which 18 were full-time employees and 6 were part-time employees. 18 of the Company’s employees were involved in our clinical and product development operations and 6 served in general and administrative capacities.

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

E.Share Ownership.

The following table sets forth information regarding beneficial ownership of our ordinary shares as of February 28, 2021, the latest practicable date for inclusion in this annual report, held by our directors and executive officers, individually and as a group and beneficial owners of more than 5% of our outstanding shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days after February 28, 2021 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, or other conversion rights, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 25,083,914 ordinary shares outstanding on February 28, 2021.

Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all ordinary shares held by that person.

Unless otherwise stated, the address for our directors and senior management is c/o Galmed Pharmaceuticals Ltd., 16 Ze’ev Tiomkin St. Tel Aviv, Israel 6578317.

	Number of ordinary	Percentage of ordinary
	shares beneficially	shares beneficially
	owned(1)	owned
More than 5% Holders
BVF Inc.(2)	1,799,694	7.2%
Nantahala Capital Management, LLC(3)	1,926,899	7.7%
Ibex Investors LLC (4)	1,525,000	6.1%
Directors and Executive Officers
Allen Baharaff(5)	4,256,870	16.4%
Shmuel Nir(6)	118,146	*
Amir Poshinski	—	*
Dr. David Sidransky(7)	68,125	*
Dr. Carol L. Brosgart(8)	40,625	*
Marshall Heinberg(9)	41,404	*
Dr. Liat Hayardeny(10)	100,000	*
Yohai Stenzler(11)	91,625	*
Guy Nehemya(12)	79,125	*
All directors and executive officers as a group (9 persons)	4,795,920	18.6%

*Less than 1%.

(1)All options included are either currently exercisable or will be exercisable within 60 days of February 28, 2021.
(2)Based upon information contained in a Statement on Schedule 13G/A filed by the shareholder on February 12, 2021. Shares beneficially owned consist of (i) 923,424 ordinary shares held directly by Biotechnology Value Fund, L.P., or BVF, (ii) 710,895 ordinary shares held directly by Biotechnology Value Fund II, L.P., or BVF2, and (iii) 135,355 ordinary shares held directly by Biotechnology Value Trading Fund OS LP, or Trading Fund OS. BVF I GP LLC, or BVF GP, as the general partner of BVF, may be deemed to beneficially own the 923,424 ordinary shares beneficially owned by BVF. BVF II GP LLC, or BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 710,895 ordinary shares beneficially owned by BVF2. BVF Partners OS Ltd. or Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 135,355 ordinary shares beneficially owned by Trading Fund OS. BVF GP Holdings LLC, or BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 1,634,319 ordinary shares beneficially owned in the aggregate by BVF and BVF2. BVF Partners L.P., or Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 1,799,694 ordinary shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and a certain Partners managed account, or the Partners Managed Account, including 30,020 ordinary shares held in the Partners Managed Account. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,799,694 ordinary shares owned by Partners. Mark N. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 1,799,694 ordinary shares beneficially owned by BVF Inc. BVF GP disclaims beneficial ownership of the ordinary shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the ordinary shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the ordinary shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the ordinary shares beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Account.
(3)Based upon information contained in a Statement on Schedule 13G filed by Nantahala Capital Management, LLC, or Nantahala, and Wilmot B. Harkey and Daniel Mack on February 16, 2021. Nantahala may be deemed to be the beneficial owner of 1,926,899 ordinary shares held by funds and separately managed accounts under its control, and as the managing members of Nantahala, each of Messrs. Harkey and Mack may be deemed to be a beneficial owner of those shares. The address of Nantahala and Messrs. Harkey and Mack is130 Main St. 2nd Floor New Canaan, CT 06840.

(4)Based upon information contained in a Statement on Schedule 13G/A filed on January 15, 2021 by Justin B. Borus; Ibex Investors LLC, or the Ibex Investment Manager; Ibex Israel Fund LLLP, or the Ibex Fund; Ibex GP LLC, or the Ibex General Partner; (5) Ibex Investment Holdings LLC, or IM Holdings; and Ibex Investment Holdings II LLC, or Ibex GP Holdings (all of the foregoing, collectively, the “Ibex Reporting Persons”). The Ibex Fund is a private investment vehicle. The Ibex Fund directly beneficially owns our ordinary shares reported in the Statement. The Ibex  Investment Manager is the investment manager of the Ibex Fund. IM Holdings is the sole member of the Ibex Investment Manager. The Ibex General Partner is the general partner of the Ibex Fund. Ibex GP Holdings is the sole member of the Ibex General Partner. Justin B. Borus is the manager of the Ibex Investment Manager, IM Holdings, the Ibex General Partner and Ibex GP Holdings. Justin B. Borus, the Ibex Investment Manager, IM Holdings, the Ibex General Partner and Ibex GP Holdings may be deemed to beneficially own the ordinary shares directly beneficially owned by the Ibex Fund. Each Ibex Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Ibex Reporting Person. The address of Ibex Reporting Persons is c/o Ibex Investors LLC, 260 N. Josephine Street, Suite 300, Denver, CO 80206.
(5)Consists of (i) 3,420,822 ordinary shares, of which 3,416,822 are held through G. Yarom Medical Research Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Baharaff is the controlling shareholder and the chairman of its board of directors and 4,000 ordinary shares held by Mr. Baharaff, which were purchased in the open market; and (ii) options to purchase 836,048 ordinary shares that are currently exercisable within 60 days as of February 28, 2021. Of the 4,256,870 ordinary shares, Mr. Baharaff exercises sole voting and dispositive power over 840,048 shares beneficially owned and shared voting and dispositive power with G. Yarom Medical Research Ltd. over 3,416,822 shares. Does not include options to purchase 220,000 ordinary shares under our 2013 Plan, which were approved by our remuneration committee and Board and subject to shareholder approval.
(6)Consists of (i) 48,938 ordinary shares, of which 41,438 ordinary shares are held through Tushia Consulting Engineers Ltd., of which Shmuel Nir is its controlling shareholder and 7,500 ordinary shares held by Mr. Nir; and (ii) 69,208 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2021.
(7)Consists of (i) 7,500 ordinary shares held by Dr. Sidransky; and (ii) 60,625 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2021.
(8)Consists of 40,625 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2021.
(9)Consists of (i) 24,529 ordinary shares held by Mr. Heinberg; and (ii) 16,875 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2021.
(10)Consists of 100,000 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2021.
(11)Consists of (i) 5,625 ordinary shares held by Mr. Stenzler; and (ii) 86,000 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2021.
(12)Consists of (i) 5,625 ordinary shares held by Mr. Nehemya; and (ii) 73,500 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of February 28, 2021.

Change in Control

To our knowledge, (i) we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, except as disclosed in the above table regarding our major shareholders, and (ii) there are no arrangements which would result in our change in control at a subsequent date.

Significant Changes in the Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this annual report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2018.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

To our knowledge, as of February 28, 2021, we had one holder of record of our ordinary shares with a U.S. address, Cede & Co., the nominee of The Depository Trust Company. This holder held in the aggregate 21,641,740 ordinary shares, or 86% of our outstanding ordinary shares as of February 28, 2021. The number of record holders in the United States is not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

2013 Incentive Share Option Plan

We maintain one equity-based incentive plan, our 2013 Incentive Share Option Plan, or the 2013 Plan. As of February 28, 2021, the latest practicable date for inclusion in this annual report, a total of 4,340,492 shares were reserved for issuance under our 2013 Plan, of which (1) options to purchase 2,645,888 ordinary were issued and outstanding thereunder (i.e., were granted but not canceled, expired or exercised); (2) options to purchase 1, 091,183 ordinary shares were exercised and 59,528 ordinary shares were issued upon vesting of RSUs; (3) options to purchase 220,000 ordinary shares which have been approved for issuance to our CEO & President, Mr. Allen Baharaff, are subject to shareholders approval; and (4) 323,893 shares remain unallocated for future equity awards pursuant to our 2013 Plan.

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

In the event of grantee’s termination prior to a vesting date by reason of such grantee’s death or disability, all of such grantee’s RSUs shall immediately become vested as of the date of such termination. In the event of a grantee’s termination for cause prior to settlement, all of such grantee’s RSUs shall immediately be forfeited for no consideration as of the date of such termination. If a grantee’s employment or service is terminated for any other reason, (1) all vesting with respect to such grantee’s RSUs shall cease, (2) all of such grantee’s unvested RSUs shall immediately be forfeited for no consideration as of the date of such termination, and (3) to the extent not already settled, all of such grantee’s vested RSUs shall be settled in accordance with the settlement schedule set forth in the applicable award agreement.

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

Certain Information Concerning Equity Awards to Office Holders

The following tables set forth information, as of February 28, 2021 concerning all outstanding equity awards to Office Holders as of such date.

Options

Name of		Exercise		Shares		Schedule
Office		price per	Shares subject	vested and	Shares	date of
Holder	Date of grant	share ($)	to the option	unexercised	unvested	expiration
Allen Baharaff(1)	December 30, 2013	NIS0.01	83,770	83,770	0	Sep-2-2023
	December 30, 2013	NIS0.01	241,014	241,014	0	Sep-2-2023
	February 4, 2016	$5.49	140,000	140,000	0	Feb-04-2026
	February 4, 2016	$5.94	170,000	170,000	0	Feb-04-2026
	July 10, 2018	$11.56	220,000	151,250	68,750	Jul-10-2028
	December 17, 2019	$5.12	220,000	687,500	68,750	Dec-17-2029

Shmuel Nir	February 21, 2014	$3.57	8,583	8,583	0	Sep-02-2023
	May 11, 2015	$5.49	10,000	10,000	0	May-11-2025
	February 4, 2016	$5.94	30,000	30,000	—	Feb-04-2026
	July 10, 2018	$11.56	30,000	20,625	9,375	Jul-10-2028

Amir Poshinski	August 13, 2020		$30,000	0	30,000	August 13, 2030

David Sidransky	May 11, 2015	$5.49	10,000	10,000	0	May-11-2025
	February 4, 2016	$5.94	30,000	30,000	—	Feb-04-2026
	July 10, 2018	$11.56	30,000	20,625	9,375	Jul-10-2028

Dr. Liat Hayardeny	September 6, 2016	$4.05	32,500	25,000	7,500	Sep-06-2026
	January 31, 2017	$3.84	27,500	25,000	10,000	Jan-31-2026
	July 10, 2018	$11.56	40,000	15,000	25,000	Jul-10-2028
	December 17, 2019	$5.12	40,000	12,500	27,500	Dec-17-2029
	November 10, 2020	$3.33	40,000	0	40,000	Nov-10-2030

Yohai Stenzler	December 30, 2014	$5.49	3,500	3,500	0	Dec-30-2024
	January 3, 2016	$7.61	22,500	22,500	0	Jan-03-2026
	November 7, 2017	$7.48	20,000	13,888	6,112	Nov-07-2020
	July 10, 2018	$11.56	40,000	15,000	25,000	Jul-10-2028
	December 17, 2019	$5.12	40,000	12,500	27,500	Dec-17-2029
	November 10, 2020	$3.33	40,000	0	40,000	Nov-10-2030

Guy Nehemya	December 30, 2014	$5.49	11,000	11,000	0	Dec-30-2024
	January 3, 2016	$7.61	22,500	22,500	0	Jan-03-2026
	July 10, 2018	$11.56	40,000	15,000	25,000	Jul-10-2028
	December 17, 2019	$5.12	40,000	12,500	27,500	Dec-17-2029
	November 10, 2020	$3.33	40,000	0	40,000	Nov-10-2030

Carol L. Brosgart	April 25, 2017	$4.87	20,000	20,000	0	Apr-25-2027
	July 10, 2018	$11.56	30,000	206,225	9,375	Jul-10-2028

(1)	On November 10, 2020, our remuneration committee and Board approved the grant to Allen Baharaff options to purchase 220,000 ordinary shares under our 2013 Plan, subject to shareholder approval. The options have an exercise price of $3.33 per share, shall vest over a period of four years, with one quarter vesting on the first anniversary of the date of grant and the remainder vesting on an equal quarterly basis and have a term of ten years.

RSUs

Name of		Shares
Office		subject to	Shares	Shares
Holder	Date of grant	the RSUs	vested	unvested
Shmuel Nir	Feb-04-2016	7,500	7,500	0
David Sidransky	Feb-04-2016	7,500	7,500	0
Yohai Stenzler	Jan-03-2016	5,625	5,625	0
Guy Nehemya	Jan-03-2016	5,625	5,625	0

ITEM 7. Major Shareholders and Related Party Transactions.

A.Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5% or more of the Company’s ordinary shares outstanding as of February 28, 2021, the latest practicable date for inclusion in this annual report. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.Related Party Transactions.

The following is a summary description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party and which were in effect since January 1, 2020.

Financing Agreement with GRD

We have provided financing to GRD from time to time, pursuant to which the Company and GRD have executed several capital notes for an aggregate outstanding principal amount of $131.8 million. The par value of such notes is in NIS, and they bear no interest nor repayment date; provided, however, that no repayment shall be made before the fifth anniversary from the issuance date of each note.

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

C.Interests of Experts and Counsel.

Not applicable.

ITEM 8. Financial Information.

A.Consolidated Financial Statements and Other Financial Information.

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

B.Significant Changes.

No significant changes with respect to our consolidated financial statements have occurred since December 31, 2017.

ITEM 9. The Offer and Listing.

A.4Offer and Listing Details

Our ordinary shares have been listed on the Nasdaq Capital Market under the symbol “GLMD” since March 13, 2014. Prior to that date, there was no public trading market for our ordinary shares.

B.Plan of Distribution

Not applicable.

C.Market for Ordinary Shares

Our ordinary shares have been quoted on the NASDAQ Capital Market since March 18, 2014 under the symbol “GLMD.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the issue

Not applicable.

ITEM 10. Additional Information.

A.Share Capital.

Not applicable.

B.Memorandum and Articles of Association.

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

Under the Companies Law, a “personal interest”  includes an interest of any person in an action or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in a company. A personal interest furthermore includes the personal interest of a person for whom the Office Holder holds a voting proxy or the interest of the Office Holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy, even if such shareholder itself has no personal interest in the approval of the matter. An Office Holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of a relative of such Office Holder in a transaction that is not considered an extraordinary transaction.

Under the Companies Law, an extraordinary transaction is defined as any of the following:

●	a transaction other than in the ordinary course of business;
●	a transaction that is not on market terms; or
●	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

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

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward a company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and at class shareholder meetings with respect to the following matters:

●	an amendment to the company’s articles of association;
●	an increase of the company’s authorized share capital;
●	a merger; or
●	approval of interested party transactions and acts of Office Holders that require shareholder approval.

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

C.Material Contracts

For a description of our material agreements relating to our strategic collaborations and research arrangements and other material agreements, please refer to “Item 4.B. Information on the Company—Business Overview—Strategic Collaborations, Research Arrangements and other Material Agreements.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation”.

D.Exchange Controls.

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

E.Taxation.

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

General Corporate Tax Structure in Israel

Israeli resident companies (as defined below), such as the Company, are generally subject to corporate tax at the rate of 23% on their taxable income, as of January 1, 2020 (23% in 2019). However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Technology Enterprise, as discussed below, may be considerably less.

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, which we refer to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies,” which are defined as Israeli resident-companies which were incorporated in Israel, of which 90% or more of their income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” that it owns and located in Israel or in the "Area", in accordance with the definition under Section 3A of the Israeli Tax Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production. Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

The following tax benefits, among others, are available to Industrial Companies:

●	amortization over an eight year period of the cost of purchasing a patent, rights to use a patent and rights to know-how, which are used for the development or advancement of the company, commencing in the year in which such rights were first exercised;
●	under limited conditions, an election to file consolidated tax returns with related Industrial Companies controlled by it; and
●	deductions of expenses related to a public offering in equal amounts over a three year period commencing on the year of the offering.

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

The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, a Preferred Enterprise and is controlled and managed from Israel. Pursuant to the 2011 Amendment, beginning in 2014 and in each year thereafter until 2016, a Preferred Company may only be entitled to a reduced corporate tax rate of 16% with respect to its preferred income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for Preferred Enterprise which is located in a specified development zone was reduced to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefit period of ten years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition for ‘Special Preferred Enterprise’ includes less stringent conditions.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $56 million), and the sale receives prior approval from the National Authority for Technological Innovation  (previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20%, or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign parent company holding , alone or together with other foreign companies, at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

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

Taxation of Our Israeli Individual Shareholders on Receipt of Dividends

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at a rate of 25%, or 30% if the recipient of such dividend is a Substantial Shareholder (as defined below) at the time of distribution or at any time during the preceding 12 month period. However, dividends distributed from taxable income accrued from Preferred Enterprise or Preferred Technology Enterprise to Israeli individuals are subject to withholding tax at the rate of 20%. However, if such dividends are distributed to an Israeli company, no tax is imposed (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority ("ITA") allowing for a reduced tax rate will apply). An average rate will be set in case the dividend is distributed from mixed types of income (regular and preferred income).

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

Moreover, capital gains derived by an individual shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at their marginal rates applicable to business income (up to 50% in 2019 and 2020, including Excess Tax as detailed below).

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 651,600 for 2020, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gains.

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

Subject to certain significant conditions and limitations, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Holder may be credited against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted from the U.S. Holder’s taxable income. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Dividends paid on our ordinary shares generally will constitute income from sources outside the United States and be categorized as “passive category income” or, in the case of some U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. Because the rules governing foreign tax credits are complex, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Dividends paid on our ordinary shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations.

Certain distributions treated as dividends that are received by an individual U.S. Holder from a “qualified foreign corporation” may be classified as “qualified dividend income,” — which is generally taxed at the lower applicable long term capital gains rates provided certain holding period and other requirements are satisfied. A non-U.S. corporation (other than a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. As discussed below under “Passive Foreign Investment Company,” we believe that we were a PFIC for our 2020 taxable year and expect to be a PFIC for the 2021 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will be a PFIC in 2021 or for any other taxable year. Our ordinary shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market, as we intend our ordinary shares will be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

Passive Foreign Investment Company. In general, a non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income,” or (ii) on average at least 50% of its assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. Assets that produce or are held for the production of passive income may include cash, even if held as working capital or raised in a public offering, as well as marketable debt securities and other assets that may produce passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on our income, assets, and activities for such year. Based upon our review of our financial data, we believe that we were a PFIC for our 2020 taxable year and expect to be a PFIC for the 2021 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2021 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year.

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

F.Dividends and Paying Agents.

Not applicable.

G.Statements by Experts.

Not applicable.

H.Documents on Display.

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

I.Subsidiary Information.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the Euro and NIS mainly against the U.S. dollar because a large portion of our expenses are denominated in Euros and NIS. Our Euro expenses consist principally of payments made to sub-contractors and consultants for pre-clinical studies, clinical trials and other research and development activities. Our NIS expenses consist principally of payments made to employees, subcontractors and consultants for pre-clinical studies, clinical trials, professional services, other research and development activities and general and administrative activities. We anticipate that a large portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. Approximately 25% of our expected expenses are denominated in NIS. Changes of 5% and 10% in the U.S. dollar to NIS exchange rate will increase/decrease our operation expenses by 1.25% and 2.5%, respectively. Approximately 10% of our expected expenses are denominated in Euros, and another 10% are denominated in GBP. Changes of 5% and 10% in the U.S. dollar to Euro exchange rate and in the U.S. dollar to GBP exchange rate, will increase/decrease our operation expenses by 1.0% and 2.0%, respectively. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. We currently do not hedge interest rate exposure. Because of the short-term maturities of our cash equivalents and investment securities, we do not believe that an increase in market rates would have any significant impact on the realized value of our investment securities. If a 10% change in interest rates were to have occurred on December 31, 2020, this change would not have had a material effect on the fair value of our investment portfolio as of that date.

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

ITEM 12. Description of Securities Other Than Equity Securities.

A.Debt Securities.

Not applicable.

B.Warrants and Rights.

Not applicable.

C.Other Securities.

Not applicable.

D.American Depositary Shares.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2020, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Brightman Almagor Zohar & Co., Member of Deloitte Touche Tohmatsu Limited, an independent registered public accounting firm, as stated in their report included elsewhere in this annual report.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert.

Our Board has determined that [Mr. Poshinski] qualifies as an audit committee financial expert pursuant to the applicable SEC rules and that Mr. Poshinski is “independent” in accordance with the Nasdaq Capital Market corporate governance requirements. For information relating to Mr. Poshinski’s qualifications and experience, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

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

ITEM 16C. Principal Accountant Fees and Services.

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, served as our independent public accountants for the fiscal years ended December 31, 2020 and 2019, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2020 and 2019.

	2020	2019
	(US$ in thousands)	(US$ in thousands)
Audit Fees (1)	100	100
Audit-Related fees (2)	20	0
Tax Fees (3)	12	19
All other fees	—	—
Total	132	119
(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.
(2)	Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.
(3)	Tax fees consist of services related to obtaining a tax ruling and applying for a grant.

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

•

Independent directors. Although Israeli law does not require that a majority of the directors serving on our Board be “independent,” as defined under Nasdaq Capital Market Listing Rule 5605(a)(2), but rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors.”, following our “opt-out” of the requirement to appoint external directors, a majority of our Board is independent based on the Nasdaq Capital Market rules. We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq Capital Market and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer). Our independent directors’ conduct regularly scheduled meetings at which only such independent directors are present, as required by the Nasdaq Listing Rules. Our Board has affirmatively determined that each of Mr. Nir, Mr. Poshinski, Dr. Sidransky and Dr. Brosgart qualifies as “independent” under the Nasdaq Capital Market independence standards.

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

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Galmed Pharmaceuticals Ltd. and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2021, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Level 2 Marketable Debt Securities Classified as Available-for-Sale– Refer to Note 3 to the consolidated financial statements

Critical Audit Matter Description

The Company invests its excess cash primarily in available-for-sale marketable debt securities. Investments in marketable debt securities classified as available-for-sale are reported at fair value in the financial statements. The investments that are categorized as level 2 investments totaled $14.7 million at December 31, 2020 and inherently involve management judgement in determining the fair value.

We identified the valuation of level 2 investments in marketable debt securities classified as available-for-sale as a critical audit matter because of the magnitude of these investments and due to the increased extent of audit effort in relation to our audit as a whole.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of the fair value of investments in level 2 marketable debt securities classified as available-for-sale included the following, among others:

●	We tested the effectiveness of the Company’s controls over the valuation of investments in marketable debt securities classified as available-for-sale, including an assessment of the relevant controls at each service organization over the determination of fair value.
●	With the assistance of our specialists experienced in the valuation of securities, we obtained independent estimates of the fair value of the investments in marketable debt securities classified as available-for-sale held by the Company as of December 31, 2020 and compared our estimates to the Company’s estimates.
●	We agreed the recorded values of investments in marketable debt securities classified as available-for-sale to the fair values indicated in the service organizations' balance confirmations.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 18, 2021

We have served as the Company’s auditor since 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Galmed Pharmaceuticals Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Galmed Pharmaceuticals Ltd. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated March 18, 2021, expressed an unqualified opinion on those consolidated financial statements.

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

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 18, 2021

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets

U.S. Dollars in thousands, except share data and per share data

		As of December 31,
		2020	2019
Assets
Current assets
Cash and cash equivalents		$6,947	$15,931
Restricted cash	9	113	112
Short-term deposits		3,807	27,938
Marketable debt securities	3	40,132	31,622
Other accounts receivable	4	812	827
Total current assets		51,811	76,430

Right of use assets	5	394	538
Property and equipment, net	6	176	171
Total non-current assets		570	709

Total assets		$52,381	$77,139

Liabilities and stockholders’ equity

Current liabilities
Trade payables		$7,046	$5,999
Other accounts payable		966	935
Total current liabilities		8,012	6,934

Non-current liabilities
Lease obligation	5	$216	$352
Total non-current liabilities		216	352

Stockholders’ equity
Ordinary shares, par value NIS 0.01 per share;
Authorized 50,000,000 shares;
Issued and outstanding: 21,325,975 shares as of December 31, 2020; 21,139,385 shares as of December 31, 2019	10	58	58
Additional paid-in capital		179,530	176,696
Accumulated other comprehensive income		272	35
Accumulated deficit		(135,707)	(106,936)
Total stockholders’ equity		44,153	69,853

Total liabilities and stockholders’ equity		$52,381	$77,139

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Operations

U.S. Dollars in thousands, except share data and per share data

		Year ended December 31,
		2020	2019	2018
Revenue	7	$—	$—	$2,038
Research and development expenses	11	26,082	18,180	8,313
General and administrative expenses	12	4,128	4,196	4,440
Total operating loss		30,210	22,376	10,715
Financial income, net	13	(1,439)	(1,915)	(934)
Loss before income taxes		28,771	20,461	9,781
Income taxes	14	—	—	75
Net loss		$28,771	$20,461	$9,856

Basic and diluted net loss per share		$1.35	$0.97	$0.54
Weighted-average number of shares outstanding used in computing basic and diluted net loss per share		21,280,787	21,114,399	18,137,689

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Comprehensive Loss

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2020	2019	2018
Net loss	$28,771	$20,461	$9,856
Other comprehensive loss (income):
Net unrealized loss (gain) on available for sale securities	(237)	(46)	4
Comprehensive loss	$28,534	$20,415	$9,860

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Statements of Changes in Stockholders’ Equity

U.S. Dollars in thousands, except share data and per share data

				Accumulated
			Additional	other
	Ordinary shares		paid-in	comprehensive	Accumulated
	Shares	Amount	capital	income (loss)	deficit	Total

Balance - January 1, 2019	21,018,919	$58	$174,322	$(11)	$(86,475)	$87,894

Stock-based compensation	—	—	2,231	—	—	2,231

Exercise of options and restricted stock units	120,466	(*)	143	—	—	143

Unrealized loss on marketable debt securities	—	—	—	46	—	46

Net loss	—	—	—	—	(20,461)	(20,461)

Balance - December 31, 2019	21,139,385	$58	$176,696	$35	$(106,936)	$69,853

Stock-based compensation	—	—	2,066	—	—	2,066

Exercise of options and restricted stock units	50,290	(*)	61	—	—	61

Issuance of Ordinary Shares (**)	136,300	(*)	707	—	—	707

Unrealized gain on marketable debt securities	—	—	—	237	—	237

Net loss	—	—	—	—	(28,771)	(28,771)

Balance - December 31, 2020	21,325,975	$58	$179,530	$272	$(135,707)	$44,153

(*) Represents amount less than $1

(**) See also Note 10

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Cash Flows

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2020	2019	2018
Cash flow from operating activities

Net loss for the year	$(28,771)	$(20,461)	$(9,856)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	39	35	387
Amortization of discount/premium on marketable debt securities	90	(105)	(144)
Loss (gain) on sale of marketable debt securities	(527)	(9)	12
Interest income from short-term deposits	(285)	(63)	—

Stock-based compensation expense	2,066	2,231	1,783
Changes in operating assets and liabilities:
Decrease in deferred revenue from collaboration agreement	—	—	(538)
Decrease (increase) in other accounts receivable	15	(609)	(63)
Increase (decrease) in trade payables	1,047	4,185	(462)
Increase (decrease) in other accounts payable	39	(141)	(142)
Net cash used in operating activities	(26,287)	(14,937)	(9,023)

Cash flow from investing activities
Purchase of property and equipment	(44)	(12)	(90)
Investment in securities, available for sale	(55,034)	(72,600)	(92,279)
Proceeds from sale of securities, available for sale	47,198	101,098	38,421
Proceeds (investment) in short-term deposits, net	24,416	(21,808)	(6,067)
Net cash provided by (used in) investing activities	16,536	6,678	(60,015)

Cash flow from financing activities
Issuance of ordinary shares and warrants, net of issuance costs (*)	707	—	79,149
Proceeds from exercise of options	61	143	1,027
Net cash provided by financing activities	768	143	80,176
Increase (decrease) in cash and cash equivalents and restricted cash	(8,983)	(8,116)	11,138
Cash and cash equivalents and restricted cash at the beginning of the year	16,043	24,159	13,021
Cash and cash equivalents and restricted cash at the end of the year	$7,060	$16,043	$24,159

Supplemental disclosure of cash flow information:
Cash received from interest	$1,192	$1,953	$865
Cash paid for taxes	$—	$—	$75

Non-cash transactions:
Recognition of right-of-use asset and lease liabilities from adoption of ASU 2016-02	$35	$653	$—

(*) See also Note 10.

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

The Company is a clinical-stage biopharmaceutical company with an operating history limited to pre-clinical and clinical drug development and has no approved products. To date, the Company has focused almost exclusively on developing its product candidate, Aramchol. The Company funded its research and development programs and operations to date primarily through proceeds from private placements and public offerings. The Company currently has no products approved for marketing and has not generated any revenue from product sales to date. As of December 31, 2020, the Company had cash and cash equivalents of $6.9 million, restricted cash of $0.1 million, short-term deposits of $3.8 million and marketable debt securities of $40.1 million.

The Company has incurred operating losses in each year since inception. The Company’s loss attributable to holders of its ordinary shares for the years ended December 31, 2018, 2019, and 2020 was approximately $9.9 million, $20.5 million, and $28.8 million, respectively. As of December 31, 2020, the Company had an accumulated deficit of $135.7 million. Substantially all of its operating losses resulted from costs incurred in connection with the Company’s development program and from general and administrative costs associated with its operations.

The Company will need to raise substantial, additional capital to fund its operations and to develop Aramchol for, and beyond its current development stage and any future commercialization, as well as any additional indications.

Based on the Company’s current operating plan, the Company’s management currently estimates that its cash position will support its current clinical trials and operations as currently conducted for more than 12 months from the date of issuance of these financial statements.

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

F.	Restricted Cash

Cash that is held for a specific purpose and is not available for immediate or general business use due to external restrictions is classified in our consolidated balance sheets as restricted cash.

G.	Marketable debt securities

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

For all investments in marketable debt securities, the Company assesses whether the impairment is other-than-temporary. If the fair value of a security is less than its amortized cost basis, an impairment is considered other-than-temporary if (i) the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its entire amortized cost basis, or (ii) the Company does not expect to recover the entire amortized cost of the security. If an impairment is considered other-than-temporary based on condition (i), the entire difference between the amortized cost and the fair value of the security is recognized in earnings. If an impairment is considered other-than-temporary based on condition (ii), the amount representing credit losses, defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the security, will be recognized in earnings, and the amount relating to all other factors will be recognized in other comprehensive income. The Company evaluates both qualitative and quantitative factors such as duration and severity of the unrealized

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

G.Marketable debt securities (Cont.)

losses, credit ratings, default and loss rates of the underlying collateral, structure and credit enhancements to determine if a credit loss may exist.

During the years ended December 31, 2020 and 2019 no other-than-temporarily impaired losses were realized.

H.	Concentrations of credit risk

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

I.	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%

Office furniture and equipment	7–16
Computer software and electronic equipment	15–33
Leasehold improvements	10

J.   Impairment of long-lived assets

The Company’s and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2020 and 2019, no impairment losses were identified.

K.     Severance pay

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

A three-tier fair-value hierarchy was established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

●	Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets
●	Level 2 - Other inputs that are directly or indirectly observable in the marketplace; and
●	Level 3 - Unobservable inputs that are supported by little or no market activity

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

M.   Accounting for stock-based compensation (Cont.)

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

N.	Revenue Recognition

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

N.Revenue Recognition (Cont.)

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

O.	Research and development expenses

Research and development expenses are charged to the statement of operations as incurred.

P.	Income taxes

The Company accounts for income taxes utilizing the asset and liability method in accordance with ASC 740, “Income Taxes.” Current tax liabilities are recognized for the estimated taxes payable on tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences between the income-tax bases of assets and liabilities and their reported amounts in the financial statements and for tax loss carry forwards. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws, and deferred tax assets are reduced, if necessary, by the amount of tax benefits, the realization of which is not considered more likely than not based on available evidence. As of December 31, 2020, and 2019, the Company had a full valuation allowance against deferred tax assets.

ASC 740-10 requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company has not recorded any liability for uncertain tax positions for the years ended December 31, 2020 and 2019.

Q.	Basic and diluted net loss per share

Basic net loss per share is computed based on the weighted-average number of shares outstanding during each year. Diluted net loss per share is computed based on the weighted-average number of shares outstanding during each year, plus the dilutive potential of the ordinary shares considered outstanding during the year, in accordance with ASC 260-10, “Earnings Per Share.”

All outstanding stock options and warrants were excluded from the calculation of the diluted loss per share for the years ended December 31, 2020, 2019 and 2018, because all such securities have an anti-dilutive effect.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

R.	Segment Reporting

The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Accordingly, management has determined that the Company operates in one reportable segment.

S.	Comprehensive Loss

The purpose of reporting comprehensive income is to report a measure of all changes in equity of an entity that result from recognized transactions and other economic events of the period resulting from transactions from non-owner sources.

T.	Leases

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

U.	Recently adopted accounting pronouncements

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

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

U.Recently adopted accounting pronouncements (Cont.)

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses – Measurement of Credit Losses on Financial Instruments”, which introduces a model based on expected losses to estimate credit losses for most financial assets and certain other instruments. In addition, for available-for-sale debt securities with unrealized losses, the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. The ASU is effective for the Company in the first quarter of 2020, with early adoption permitted. The Company adopted ASU 2016-13 in 2020. The adoption did not have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Changes to Disclosure Requirements for Fair Value Measurements”, which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements, and is effective for the Company beginning on January 1, 2020. The Company adopted ASU 2016-13 in 2020. The adoption did not have a material effect on the Company’s consolidated financial statements.

V.Recently issued accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, "Simplifying the Accounting for Income Taxes", which will simplify the accounting for income taxes to improve consistency of accounting methods and remove certain exceptions. The amendment is effective for the Company beginning January 1, 2021 and is not expected to have a material impact on the Company's consolidated financial statements and disclosures.

Note 3 – Marketable debt securities

The Company's financial assets are measured at fair value on a recurring basis by level within the fair value hierarchy. Other than the marketable debt securities, which includes corporate bonds and mutual funds as of December 31, 2020, the Company doesn't have any other financial assets or financial liabilities marked to market at fair value.

The fair value of the Company's Marketable debt securities measured at fair value on a recurring basis by level within the fair value hierarchy are as follows (in thousands):

	December 31, 2020
				Fair
	Level 1	Level 2	Level 3	Value

Marketable debt securities	$25,449	14,683	—	40,132

	December 31, 2019
				Fair
	Level 1	Level 2	Level 3	Value

Marketable debt securities	$—	31,622	—	31,622

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 3 – Marketable debt securities (Cont.)

The following table summarizes the Company’s marketable debt securities as of December 31, 2020 and 2019.

	As of December 31, 2020
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

	(in thousands)
Corporate bonds	$14,575	$124	$(16)	$14,683
Mutual funds	25,285	181	(17)	25,449
Total short-term investments	$39,860	$305	$(33)	$40,132

	As of December 31, 2019
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

	(in thousands)
Corporate bonds	$19,893	$49	$(37)	$19,905
Commercial papers	11,694	$23	$—	$11,717
Total short-term investments	$31,587	$72	$(37)	$31,622

The contractual maturity of the aforementioned marketable securities varies between less than one year to two years.

The Company reviews the individual securities in its portfolio to determine whether a decline in a security’s fair value below the amortized cost basis is other-than-temporary. The Company determined that as of December 31, 2020 and 2019 there were no investments in its portfolio that were other-than-temporarily impaired.

Note 4 – Other Accounts Receivable

	As of December 31,
	2020	2019

	(in thousands)
Government institutions	$66	$178
Prepaid expenses	746	601
Others	—	48
	$812	$827

Note 5 – Leases

On January 1, 2019, the Company adopted ASU 2016-02, using the modified retrospective approach for all lease arrangements at the beginning period of adoption. Leases existing for the reporting period beginning January 1, 2019 are presented under ASU 2016-02.

The Company leases, approximately 590 square meters at a facility located in Tel-Aviv, Israel under an operating lease agreement expiring on March 22, 2021 with additional two options to extend until March 22, 2023. During February 2021, the Company extended its lease for an additional two years, through March 22, 2023, with an option for another year. To secure the lease payments, the Company provided a bank guarantee of $50 thousand.

In addition, the Company leases vehicles under various operating lease agreements.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 5 – Leases (Cont.)

At December 31, 2020, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totaled $394 and $419, respectively.

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of December 31, 2020, the Company's operating leases had a weighted average remaining lease term of 2.25 years and a weighted average borrowing rate of 2.75%. Upon adoption of ASC 842, discount rates for existing operating leases were established as of January 1, 2019.

The following table summarizes the Company’s significant contractual lease obligations at December 31, 2020:

	Less than
	Total	1 year	1‑3 years

	(in thousands)
Facility leases	$403	$193	$210
Car leases	30	13	17
Total	$433	$206	$227

Note 6 – Property and equipment, net

	As of December 31,
	2020	2019

	(in thousands)
Medical equipment	$737	$737
Office furniture and equipment	56	55
Computer software and electronic equipment	78	88
Leasehold improvements	221	198
	1,092	1,078
Less - Accumulated depreciation	916	907
Net book value	$176	$171

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

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 7 – Revenue (Cont.)

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

As of December 31, 2020, management evaluated the remaining clinical and regulatory milestones and determined that the variable consideration should not be recorded as revenue for the period ended December 31, 2020. The Company will re-evaluate the transaction price in each reporting period when events whose outcomes are resolved or other changes in circumstances occur that would indicate it is appropriate to recognize variable consideration as revenue.

Revenue allocated to the combined performance obligation of the license and associated ARREST study was recognized ratably, based on the input method, from contract inception through conclusion of the ARREST study in June 2018.

Note 8 – Related Parties

1.	As of December 31, 2020, and 2019, the Company had an accrual in the amount of approximately $0.5 million and $0.6 million, respectively, pursuant to an employment agreement with its officers and directors’ fee.
2.	During 2020, 2019 and 2018, the Company recorded salary expenses, stock-based compensation expenses and directors’ fee to its related parties in the amount of $3.5 million, $3.6 million and $3.7 million respectively.

Note 9 – Commitments and Contingencies

1.	As of December 31, 2020, the Company recorded a pledge on its short-term deposit in favor of its bank in the amount of approximately $113 thousand to secure the Company’s commitments to the bank, including a bank guarantee in favor Mintz K. Construction Company, the lessor of the Company's headquarters, totaling $54 thousands as of December 31, 2020.
2.	The Company enters into contracts in the ordinary course of business with Contract Research Organizations for clinical trials and clinical supply manufacturing and with vendors for non-clinical research studies and other services and products for operating purposes, which generally provide for termination upon 30 to 90 days’ notice or less, and therefore are cancelable contracts and not considered as commitment or purchase obligations.
3.	For information regarding the Company's leases commitments, see note 5.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 9 – Commitments and Contingencies (Cont.)

4.	Other than as described above, the Company did not have any material commitments, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2020 and 2019.

Note 10– Shareholders’ Equity

A.   Ordinary shares

1.	Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.
2.	On December 22, 2017, the Company entered into an At-the-Market Equity Offering Sales Agreement (the "Stifel Sales Agreement") with Stifel, Nicolaus & Company, Incorporated, as the Company’s sales agent (“Stifel”). Pursuant to the prospectus relating to the Company’s shelf registration statement on Form F-3 filed with the SEC on March 26, 2018 (File No. 333-223923) the Company may offer and sell, from time to time through Stifel, its ordinary shares having an aggregate offering price of up to $35 million. On May 15, 2020, the Company amended and restated the Sales Agreement dated December 22, 2017 between the Company and Stifel, Nicolaus & Company, Incorporated to include Cantor Fitzgerald & Co. as an additional sales agent for the Company's "at the market offering" program (the "ATM Program"). Pursuant to a prospectus supplement filed with the SEC on May 15, 2020, the Company may offer and sell up to $31.9 million of its ordinary shares. As of December 31,2020 the Company sold 136,300 ordinary shares under the ATM Program for total net proceeds of approximately $0.8 million.
3.	During February 2021, subsequent to the balance sheet date, the Company sold an additional 1,541,400 ordinary shares under the ATM Program for total net proceeds of approximately $8.2 million. As a result, the Company has approximately $22.7 million remaining available for future sales under the ATM Program as of February 28, 2021.
4.	During February 2021, subsequent to the balance sheet date, the Company entered into an underwriting agreement (the "Underwriting Agreement") with Cantor Fitzgerald & Co. (the "Underwriter") in connection with an underwritten public offering (the "Underwritten Public Offering") of 2,197,803 ordinary shares (the "Firm Shares") of the Company (the "Ordinary Shares"). The Underwriter agreed to purchase the Firm Shares from the Company at a price of $4.3258 per share. The net proceeds to the Company were approximately $9.3 million.

Under the terms of the Underwriting Agreement, the Company granted the Underwriter an option, exercisable for 30 days, to purchase up to an additional 329,670 ordinary shares (the "Option Shares" and together with the Firm Shares, the "Shares") at the same price per share as the Firm Shares.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 10– Shareholders’ Equity (Cont.)

B.   Stock-based compensation

1.	The Company has an equity-based incentive plan, the 2013 Incentive Share Option Plan (the “2013 Plan”). As of December 31, 2020, a total of 687,973 shares were reserved for issuance under the 2013 Plan. The 2013 Plan, which was adopted by the Board on September 2, 2013, and approved by the Company’s shareholders on December 30, 2013 (as was amended by the Board and the Company’s shareholders on March 30, 2015, May 11, 2015, and August 30, 2018 respectively), provides for the grant of options to purchase the ordinary shares and the issuance of restricted stock units (“RSUs”) to the Company’s officers, directors, employees, service providers and consultants. The 2013 Plan provides for such equity-based compensation under various and different tax regimes.
2.	During the year ended December 31, 2020, certain current and former office holders exercised options into 47,509 ordinary shares of the Company, NIS 0.01 par value per share, for total consideration of $61 thousand.
3.	During the year ended December 31, 2020, restricted stock units held by certain officers, employees and former employees vested resulting in the issuance of 2,781 ordinary shares of the Company, NIS 0.01 par value per share.
4.	In March 2020, the Company granted options to purchase 67,500 ordinary shares of the Company to several employees. The options are exercisable at $4.21 per share, have a 10-year term and vest over a period of four years. The aggregate grant date fair value of such options was approximately $0.2 million.
5.	In August 2020, the Company granted options to purchase 30,000 ordinary shares of the Company to a director. The options are exercisable at $4.77 per share, have a 10-year term and vest over a period of four years. The aggregate grant date fair value of such options was approximately $0.2 million. In addition, the Company granted options to purchase 220,000 ordinary shares of the Company to the Company's chief executive officer (after shareholders' approval). The options are exercisable at $5.12 per share, have a 10-year term and vest over a period of four years. The aggregate grant date fair value of such options was approximately $0.8 million.
6.	In November 2020, the Company granted options to purchase 267,500 ordinary shares of the Company to several employees. The options are exercisable at $3.33 per share, have a 10-year term and vest over a period of four years. The aggregate grant date fair value of such options was approximately $0.6 million. In addition, the Company's Board approved to grant options to purchase 220,000 ordinary shares of the Company to Company's chief executive officer subject to shareholders' approval (as of December 31, 2020 shareholders’ approval was still pending). The options are exercisable at $3.33 per share, have a 10-year term and vest over a period of four years.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 10– Shareholders’ Equity (Cont.)

B.   Stock-based compensation (Cont.)

7.	A summary of the status of the Company’s option plans as of December 31, 2020 and 2019 and changes during the years then ended are presented below:

	2020		2019
		Weighted		Weighted
		average	Number of	average
	Number of	exercise	share	exercise
	share options	price	options	price
Options outstanding at beginning of year	2,393,715	$6.12	2,349,054	$5.92
Granted	585,000	$4.18	282,500	$5.07
Forfeited	(208,195)	$7.49	(121,250)	$6.37
Exercised	(47,509)	$1.27	(116,589)	$1.23
Outstanding at end of year	2,723,011	$5.70	2,393,715	$6.12
Options exercisable at year end	1,754,261	$5.42	1,647,048	$5.02

The following assumptions were used for the fiscal year 2020, 2019 and 2018 grants:

-	dividend yield of 0.00% for all periods.
-	risk-free interest rate between 2.67% and 3.01% for the fiscal year 2018, 1.61% and 2.43% for the fiscal year 2019 and 0.42% and 0.74% for the fiscal year 2020.
-	an expected life between 5 and 6.25 years for all periods.
-	and a volatility rate ranging between 78% and 92% for the fiscal year 2018; and 87% and 95% for the fiscal year 2019 and 83% and 88% for the fiscal year 2020.

As of December 31, 2020, and 2019, the weighted-average remaining contractual term of the outstanding options, excluding the 38,637 options granted in 2002 that have no expiration date, is 6.60 and 6.36 years, respectively.

The weighted average grant date fair value of the options granted during the years ended December 31, 2020, 2019 and 2018 is $2.76, $4.85, and $8.19 respectively.

As of December 31, 2020, a total of the 390,905 outstanding and exercisable options are “in the money” with aggregate intrinsic value of $1.1 million; while as of December 31, 2019 a total of 1,179,398 outstanding and exercisable options were “in the money” with aggregate intrinsic value of $3.1 million.

The unrecognized compensation expense calculated under the fair-value method for stock options expected to vest as of December 31, 2020, 2019 and 2018 is approximately $4.0 million, $5.5 million, and $6.5 million, respectively, and is expected to be recognized over a weighted-average period of 2.41 years, 2.9 years and 3.1 years, respectively.

For the years ended 2020, 2019 and 2018, the Company recorded a total of $2.1 million, $2.2 million, and $1.8 million of stock-based compensation expenses, in connection with the above-mentioned options.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 10– Shareholders’ Equity (Cont.)

B.   Stock-based compensation (Cont.)

During 2016, the Company issued a total of 78,750 restricted stock units ("RSU"). Upon vesting, each RSU will settle by the issuance of one ordinary share. The RSUs vest over four years. As of December 31, 2020, a total of 59,528 ordinary shares were issued upon vesting of 2,781 RSUs and there are no outstanding RSUs, while as of December 31, 2019, a total of 56,747 ordinary shares were issued upon vesting of 54,316 RSUs and a total of 2,781 RSUs were outstanding.

For the years 2020, 2019 and 2018, with respect to the above-mentioned RSUs, the Company recorded stock-based compensation expenses in the amount of $5 thousand, $70 thousand and $94 thousand, respectively. All of the above-mentioned stock-based compensation expenses are recorded under general and administrative expenses. as of December 31, 2020, there are no unrecognized compensation expense.

The unrecognized compensation expense calculated under the fair-value method for RSU's expected to vest as of December 31, 2019 is approximately $5 thousand, and is expected to be recognized over a weighted-average period of one year. As of December 31, 2020 there are no outstanding RSU's.

Note 11 – Research and Development Expenses

	Year ended December 31,
	2020	2019	2018

	(in thousands)
Chemistry and formulation studies	$5,856	$3,439	$968
Salaries	2,570	2,283	1,617
Stock-based compensation	871	883	582
Research and preclinical studies	1,873	1,962	963
Clinical studies	13,225	8,346	3,575
Regulatory and other expenses	1,687	1,267	608
	$26,082	$18,180	$8,313

Note 12 – General and Administrative Expenses

	Year ended December 31,
	2020	2019	2018

	(in thousands)
Stock-based compensation	$1,194	$1,349	$1,201
Professional fees	796	877	896
Salaries and benefits	828	856	1,346
Rent and office-maintenance fees	430	482	308
Investor relations and business development expenses	293	364	464
Insurance and other expenses	587	268	225
	$4,128	$4,196	$4,440

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 13 – Financial income, net

	Year ended December 31,
	2020	2019	2018

	(in thousands)
Bank fees	$31	$33	$42
Interest income	(1,192)	(1,953)	(959)
Gain from sale of marketable debt securities	(397)	(106)	(12)
Foreign currency (gains) losses	119	111	(5)
	$(1,439)	$(1,915)	$(934)

Note 14 – Income Taxes

A.	General

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

Maltese subsidiary:

Taxable income of Maltese companies was subject to tax at the rate of 35% in 2020.

C.	Net Operating Loss Carry forward

As of December 31, 2020, the Company had approximately $110.9 million net-operating-loss carry forwards, consisting of approximately $11.7 million of Maltese net-operating-loss carry forwards and approximately $99.2 million Israeli net-operating-loss carry forward. Additionally, the Company had approximately $2.4 million of capital loss carry forward from the sale of marketable debt securities in Israel. The Maltese and the Israeli loss carry forwards have no expiration date.

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

Significant components of the Company’s and its subsidiaries’ assets are as follows

	As of December 31,
	2020	2019

	(in thousands)
Deferred tax assets
Israeli companies net-operating-loss carry forward	$11,906	$10,085
Maltese subsidiary net-operating-loss carry forward	4,090	4,081
Israeli subsidiary capital-loss carry forward	577	881
Other reserves and allowances	27	21
Total deferred-tax assets	16,600	15,068
Valuation allowance	(16,600)	(15,068)
Net deferred-tax assets	$—	$—

E.	Tax assessments

The Israeli subsidiaries received final tax assessments through the year ended December 31, 2015.

F.	Effective tax expense

A reconciliation of the Company’s effective tax expense to the Company’s theoretical statutory tax benefit is as follows:

	Year ended December 31,
	2020	2019	2018

	(in thousands)

Loss before taxes on income, as reported in the consolidated statements of operations	$28,771	$20,461	$9,781

Statutory tax rate	12%	12%	12%

Theoretical tax benefit	3,453	2,455	1,174
Losses and other items for which a valuation allowance was provided or benefit from loss carry forwards	(3,453)	(2,455)	(1,174)
Tax withheld from upfront payment from Samil	—	—	75
Actual tax expense	$—	$—	$75

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 15 - Subsequent events

1.	During February 2021, the Company sold 1,541,400 ordinary shares under its ATM Program for total net proceeds of approximately $8.2 million. See also Note 10A.3
2.

During February 2021, the Company entered into an underwriting agreement (the "Underwriting Agreement") with Cantor Fitzgerald & Co. (the "Underwriter") in connection with an underwritten public offering (the "Underwritten Public Offering") of 2,197,803 ordinary shares (the "Firm Shares") of the Company. The Underwriter purchased the Firm Shares from the Company at a price of $4.3258 per share. The net proceeds to the Company, Were approximately $9.3 million. See also Note 10A.4.

3.

On March 2021, the Company has signed with with Mintz K. Construction Company a lease extension agreement to its corporate headquarters for a period of two additional years until March 22, 2023 with an option for another year. According to updated lease, the aggregate quarterly rental payment, together with adjustments and the maintenance fees, is approximately NIS 133,497 plus VAT.

ITEM 19. Exhibits.

Exhibit No.	Description

1.1	Form of Amended and Restated Articles of Association of Galmed Pharmaceuticals Ltd. (English Translation) (1)

2.1	Description of Securities Registered under Section 12 of the Exchange Act (13)

4.1	Form of Indemnification Agreement (1)

4.2	Galmed Pharmaceuticals Ltd. 2013 Incentive Share Option Plan (4)

4.3

Registration and Information Rights Agreement, dated December 2013, by and among Galmed Pharmaceuticals Ltd., Shirat HaChaim Ltd., David & Debora Goldfarb, Medgal S.A. and G. Yarom Medical Research Ltd. (2)

4.4	Personal Employment Agreement, dated December 23, 2013, by and between Galmed Medical Research Ltd. and Allen Baharaff (2)

4.5	Amendment No.1 to Employment Agreement by and between Galmed Research and Development Ltd. and Allen Baharaff (10)

4.6	Amendment No.2 to Employment Agreement by and between Galmed Research and Development Ltd. and Allen Baharaff(13)

4.7	Compensation Policy of Galmed Pharmaceuticals Ltd.(5)

4.8	Lease, dated March 22, 2015, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(8)

4.9	Addendum to Lease, dated February 27, 2017, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(8)

4.10	Addendum to Lease, dated August 8, 2018, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(12)

4.11	Addendum to Lease, dated March 11, 2021, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.**

4.12	Amended and Restated Sales Agreement, dated May 15, 2020, among Galmed Pharmaceuticals Ltd., Stifel, Nicolaus & Company, Incorporated and Cantor Fitzgerald & Co. (9)

4.13	Underwriting Agreement between Galmed Pharmaceuticals Ltd. and Cantor Fitzgerald &Co., as representative of the several underwriters, dated February 16, 2021 (11)

8.1	List of subsidiaries of Galmed Pharmaceuticals Ltd.(13)

11.1	Code of Business Conduct and Ethics of Galmed Pharmaceuticals Ltd.(7)

12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

13.1

Certification of Chief Executive Officer and Chief Financial Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1	Consent of Brightman Almagor Zohar & Co. (a Member of Deloitte Touche Tohmatsu Limited)**

101

The following financial information from Galmed Pharmaceuticals Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Loss, (iii) Consolidated Statements of Changes in Shareholders’ Equity (iii) the Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements**

(1)	Incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed with the SEC on February 28, 2014.
(2)	Incorporated herein by reference to the Registration Statement on Form F-1, filed with the SEC on February 6, 2014.
(3)	Incorporated herein by reference to the Company’s Report on Form 6-K filed with the SEC on June 1, 2016.
(4)	Incorporated herein by reference to Exhibit A to the Company’s Report on Form 6-K filed with the SEC on April 2, 2015.

(5)	Incorporated herein by reference to Annex A to the Company’s Report on Form 6-K filed with the SEC on July 8, 2020.
(6)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2015.
(7)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 22, 2016.
(8)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 23, 2017.
(9)	Incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on May 15, 2020.
(10)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 13, 2018.
(11)	Incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on February 18, 2021.
(12)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 13, 2019.
(13)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 12, 2020.
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

Date: March 18, 2021