Form 20-F
period 2021-12-31
Galmed Pharmaceuticals Ltd.
filed 2022-05-02
CIK 1595353

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

N/A
(Title of each class)

Securities registered or to be registered pursuant to Section 15(d) of the Act.

N/A
(Title of each class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2021): 25,088,414 ordinary shares are outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the timing and cost of our pivotal Phase 3 ARMOR trial, or the ARMOR Study, for our product candidates, Aramchol and Amilo-5MER, or for any other pre-clinical or clinical trials;

●	completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre-clinical or clinical trial;

●	the impact of the COVID-19 pandemic on our operations;

●	regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, or the Medicines and Healthcare Products Regulatory Agency, or the MHRA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	the commercial launch and future sales of Aramchol and any future product candidates;

●	our ability to comply with all applicable post-market regulatory requirements for Aramchol, Amilo-5MER or any other product candidate in the countries in which we seek to market the product;

●	our ability to achieve favorable pricing for Aramchol, Amilo-5MER or any other product candidate;

●	our expectations regarding the commercial market for non-alcoholic steato-hepatitis, or NASH, in patients or any other targeted indication;

●	third-party payor reimbursement for Aramchol, Amilo-5MER or any other product candidate;

●	our estimates regarding anticipated capital requirements and our needs for additional financing;

●	market adoption of Aramchol or any other product candidate by physicians and patients;

●	the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate;

●	our ability to obtain and maintain adequate protection of our intellectual property;

●	the possibility that we may face third-party claims of intellectual property infringement;

●	ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

●	our ability to establish adequate sales, marketing and distribution channels;

●	intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

●	the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy; and

●	our expectations regarding licensing, acquisitions and strategic operations.

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

A. [Reserved.]

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

Risks Related to Our Financial Position and Capital Requirements

●	We are a clinical-stage biopharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

●	We have not yet commercialized any products and we may never be able to do so, and even if we do, the products may not gain market acceptance.

●	We will need substantial, additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

●	We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of Aramchol, Amilo-5MER or any other product candidate. If we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize Aramchol, Amilo-5MER or any other product candidate.

Risks Related to Our Business, Industry and Regulatory Requirements

●	The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons.

●	We are developing Aramchol for the treatment of NASH, an indication for which there are no approved products, and there is significant uncertainty regarding the regulatory approval process. This makes it difficult to predict the timing and costs of the clinical development of Aramchol for the treatment of NASH.

●	We depend largely on the success of our lead product candidate, Aramchol, and we may not obtain regulatory approval of Aramchol.

●	Commencement of our ARMOR Study in jurisdictions outside the United States is subject to acceptance of the foreign equivalent of our IND by regulatory authorities.

●	We may be forced to abandon development of Aramchol or any other product candidate which would have a material adverse effect on our business and may force us to cease operations.

●	The lack of a reliable non-invasive method for the diagnosis of NASH is likely to present a major challenge to Aramchol’s market penetration, if ever commercialized.

●	Our Amilo-5MER program is being conducted under a license agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, or Yissum.

●	If we acquire or in-license additional technologies or product candidates, we may incur significant, incremental expenses, may have integration difficulties and may experience other risks that could harm our business and results of operations.

●	Changes in regulatory requirements and guidance or unanticipated events during our clinical trials may occur, which may result in necessary changes to clinical trial protocols, which could result in increased costs to us, delay our development timeline or reduce the likelihood of successful completion of our clinical trials.

●	We manage our business through a small number of senior executive officers. We depend on them even more than similarly- situated companies.

●	Our business is subject to risks arising from epidemic diseases, such as the recent COVID-19 pandemic, which has impacted and could continue to impact our business.

Risks Related to Our Reliance on Third Parties

●	We have no manufacturing capacity and anticipate reliance on third-party manufacturers for Aramchol, Amilo-5MER or any other product candidate.

●	Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and potential future product candidates.

●	We depend on third parties to conduct our clinical trials.

Risks Related to Our Intellectual Property

●	The failure to obtain or maintain patents, licensing agreements and other intellectual property rights that are sufficiently broad and protective could impact our ability to compete effectively.

●	Our potential development of Aramchol meglumine may not result in improved bioavailability compared to the existing form of Aramchol. Furthermore, although we have pending patent applications and granted patent covering Aramchol meglumine in development, there is no assurance that we will receive any patents for them, and even if we receive one or more patents for our Aramchol meglumine in development, they may be of little or no commercial value.

Risks Related to Ownership of Our Ordinary Shares

●	We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.

●	The market price of our ordinary shares is volatile and you may sustain a complete loss of your investment.

●	Our President and Chief Executive Officer, along with our principal shareholders, beneficially own approximately 17.1% of our outstanding ordinary shares, as of April 15, 2022. Therefore, our principal shareholders will be able to exert significant control over matters submitted to our shareholders for approval.

●	Our U.S. shareholders may suffer adverse tax consequences due to our classification as a passive foreign investment company.

Risks Related to Israeli Law and Our Operations in Israel

●	Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

●	Provisions of Israeli law and our articles of association, or Articles, may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

●	Your rights, liabilities and responsibilities as a shareholder will be governed by Israeli law and differ in some material respects from those under U.S. law.

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

We are a clinical-stage biopharmaceutical company with an operating history limited to pre-clinical and clinical drug development and no approved products. In addition, we have limited operating experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. We have funded our research and development programs and operations to date primarily through proceeds from private placements and public offerings. We currently have no products approved for marketing in the United States or any other jurisdiction and have not generated any revenue from product sales to date, although we have generated revenue from our licensing agreement with Samil Pharm. Co., Ltd., or Samil. We have incurred operating losses in each year since the inception of our predecessor in 2000. Our loss attributable to holders of our ordinary shares for the years ended December 31, 2020, and 2021 was approximately $28.8 million and $32.5 million, respectively. As of December 31, 2021, we had an accumulated deficit of $168.2 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations.

Our ability to become profitable depends upon our ability to generate revenue in excess of our expenses. To date, we have not generated any revenue, excluding the licensing revenue we recorded in connection with that certain Samil Agreement (as defined below), as our lead product candidate, Aramchol is still in clinical development and has not been approved by the FDA, nor has any other product candidate. We do not know when, or if, we will generate any revenue from sales of Aramchol, Amilo-5MER and/or any other product candidate. We do not expect to generate revenue other than subsequent royalties and/or milestones that can be earned in connection with the Samil Agreement or other potential license agreements, unless and until we, or an ultimate third-party licensor or acquirer, obtain regulatory and marketing approval of, and commercialize, Aramchol, Amilo-5MER or any other product candidate. We will continue to incur significant research and development and general and administrative expenses related to our operations. We expect to continue to incur losses for the foreseeable future, which may be significant, and these losses will likely increase as we:

●	manage our ongoing ARMOR Study and any additional clinical trials for Aramchol and Amilo-5MER, or any other product candidate and initiate additional research and development programs;

●	seek regulatory approvals for Aramchol, Amilo-5MER or any other product candidate;

●	implement internal systems and infrastructures, including, without limitation, hiring of additional personnel as needed and developing sales and marketing functions if and when Aramchol or any other product candidate receives applicable regulatory approval and we opt to commercialize it ourselves;

●	seek to in-license additional products or technologies to develop;

●	hire additional management and other personnel; and

●	move towards commercialization of Aramchol or any other product candidate.

We may out-license Aramchol, Amilo-5MER or any other product candidate including through a territorial license, a worldwide license, or a license for a particular indication, before it is approved by any applicable regulatory agency, commercialized and/or generates revenue, depending on a number of factors, including, but not limited to, our ability to:

●	demonstrate a compelling and/or novel, pre-clinical, unique mechanism of action of Aramchol, Amilo-5MER or any other product candidate;

●	obtain adequate clinical results from and progress from the clinical development of Aramchol or any other product candidate;

●	develop and obtain regulatory approvals in the countries and for the uses we intend to pursue for Aramchol, Amilo-5MER or any other product candidate;

●	contract for the manufacture of commercial quantities of Aramchol, Amilo-5MER or any other product candidate by a current good manufacturing practice, or cGMP, compliant manufacturing facility at acceptable cost levels if marketing approval is received; and

●	establish external, and potentially in the future, internal, sales and marketing capabilities to effectively market and sell Aramchol, Amilo-5MER or any other product candidate in the United States and other countries.

Even if Aramchol, Amilo-5MER or any other product candidate is approved for commercial sale, it may not gain market acceptance or achieve commercial success. In addition, we anticipate incurring significant costs associated with seeking regulatory approval and commercialization. We may not achieve profitability soon after generating product revenue, if ever. If we are unable to generate product revenue, we will not become profitable and would be unable to continue operations without additional funding.

We expect our research and development expenses to significantly increase as we further progress in our ARMOR Study and initiation of any other pre-clinical or clinical trials. In addition, if we obtain marketing approval for Aramchol, Amilo-5MER or any other product candidate and opt to commercialize it ourselves, we will likely initially incur significant expenses associated with outsourcing sales, marketing and manufacturing functions to third parties, as well as continued research and development expenses. Furthermore, we expect to incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

Our limited operating history makes it difficult to evaluate our business and prospects.

Our operating history is limited to pre-clinical and clinical development of two products, and our operations to date have been limited primarily to research and development, raising capital and recruiting scientific and management personnel and third-party partners. Therefore, it may be difficult to evaluate our business and prospects. We have not yet demonstrated an ability to commercialize or obtain regulatory approval for any product candidate. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development and/or commercialize our product candidates, obtain regulatory approvals or achieve market acceptance or favorable pricing for our product candidates.

We have not yet commercialized any products and we may never be able to do so, and even if we do, the products may not gain market acceptance.

We have not yet commercialized any products and we may never be able to do so. We do not know when or if we will complete development of Aramchol, Amilo-5MER or any other product candidate, obtain regulatory approval, or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance for these products will depend on a number of factors, including:

●	the timing and scope of regulatory approvals in the countries we intend to pursue with respect to the commercialization of Aramchol, Amilo-5MER or any other product candidate, including the indications for which they are approved;

●	the competitive environment;

●	the ability for Aramchol, Amilo-5MER or any other product candidate to be manufactured, whether by us or third parties, in compliance with applicable regulatory requirements, including cGMP;

●	our ability to effectively promote Aramchol or any other product candidate, whether directly or using third parties, consistent with the approved indications and labeling in the countries in which we intend to pursue approval;

●	the acceptance by the medical community of the safety and clinical efficacy of Aramchol, Amilo-5MER or any other product candidate and their potential advantages over other therapeutic products;

●	the development of a non-invasive method for diagnosing NASH as an alternative to the current gold standard of liver biopsy, which we view as a rate-limiting factor to complete market uptake because of its expense and its risks and discomfort to patients;

●	the adequacy and success of distribution, sales and marketing efforts, including through strategic agreements with pharmaceutical and biotechnology companies; and

●	the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

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

As of December 31, 2021, we had a net working capital of $30.2 million, cash and cash equivalents of $2.9 million, restricted cash of $0.1 million, and marketable debt securities of $31.9 million. Based on our current operating plan, we currently estimate that our cash position will support our current clinical trials and operations as currently conducted for more than 12 months from the date of issuance of this annual report. We will need to raise substantial, additional capital to fund our operations and to develop Aramchol and Amilo-5MER for, and beyond their current development stage, and ultimately commercialize them, if we opt to do so ourselves. In addition, we are looking to expand our current research and development focus and clinical operations as well as the development of Aramchol or any other product candidate for other indications or development of other molecules and/or combination of Aramchol with other molecules for NASH or other liver and inflammatory diseases as well as non-invasive biomarkers, which we expect will also require additional capital. Our future capital requirements may be substantial and will depend on many factors including:

●	adhering to patient recruitment in our clinical trials;

●	our clinical trials results;

●	the acceptance of any amendments to our Investigational New Drug application, or IND, or foreign equivalent for the ARMOR Study by the FDA and any other foreign regulatory authority and the acceptance of any other IND or foreign equivalent for any other product candidate;

●	developing Aramchol and combination of it for the treatment of other conditions or indications beyond NASH;

●	the cost of filing and prosecuting patent applications and the cost of defending our patents;

●	the cost of prosecuting infringement actions against third parties;

●	the cost, timing and outcomes of seeking marketing approval of Aramchol or any other product candidate;

●	the costs associated with commercializing Aramchol or any other product candidate if we receive marketing approval, and choose to commercialize our product candidates ourselves, including the cost and timing of establishing external, and potentially in the future, internal, sales and marketing capabilities to market and sell our product candidates;

●	the costs associated with any product liability or other lawsuits related to Aramchol or any other product candidate;

●	the costs associated with post-market compliance with regulatory requirements, and of addressing any allegations of non-compliance by regulatory authorities in countries where we plan to market and sell Aramchol or any other product candidate;

●	the demand for Aramchol, Amilo-5MER or any other product candidate;

●	the costs associated with developing, in-licensing, or acquiring other research and development programs;

●	the expenses needed to attract and retain skilled personnel;

●	the costs associated with being a public company; and

●	the impact of the COVID-19 pandemic and the Russian invasion of Ukraine, which may exacerbate the magnitude of the factors discussed above.

Under General Instruction I.B.5 to Form F-3, or the Baby Shelf Rule, the amount of funds we can raise through primary public offerings of securities in any 12-month period using our registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by non-affiliates of the Company. As of April 27, 2022, our public float was approximately $38.2 million, based on 21,591,375 ordinary shares held by non-affiliates and a price of $1.77 per share, which was the last reported sale price of our ordinary shares on the Nasdaq Capital Market on April 5, 2022. We therefore are limited by the Baby Shelf Rule as of the filing of this annual report, until such time as our public float exceeds $75 million. If we are required to file a new registration statement on another form, we may incur additional costs and be subject to delays due to review by the SEC Staff.

Changing circumstances may cause us to consume capital significantly faster than we currently anticipate, such as losing our Small and Medium Enterprise status at the EMA, which entitles us to significant fee reductions. Because there are numerous risks and uncertainties associated with the development and commercialization of Aramchol, Amilo-5MER or any other product candidate, we are unable to estimate the amount of increased capital outlays and operating expenditures associated with our anticipated clinical trials. We have no committed external sources of funds. Additional financing may not be available when we need it or may not be available on terms that are favorable to us and additional financing may cause significant dilution to our existing shareholders. If adequate funds are not available to us on a timely basis, or at all, we may be required to terminate or delay planned or ongoing clinical trials or other development activities for Aramchol, Amilo-5MER or any other product candidate.

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

We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of Aramchol, Amilo-5MER or any other product candidate. If we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize Aramchol, Amilo-5MER or any other product candidate.

Our long-term capital requirements are expected to depend on many potential factors, including, among others:

●	the number of product candidates in development;

●	the size, duration and scope of existing and future clinical trials and pre-clinical studies;

●	the regulatory pathway for the approval of Aramchol, Amilo-5MER or any other product candidate;

●	the results of our clinical trials, which are unpredictable in product candidate development;

●	our ability to successfully commercialize Aramchol, Amilo-5MER or any other product candidate, including securing commercialization and out-licensing agreements with third parties and favorable pricing and market share;

●	the progress, success and cost of our clinical trials and research and development programs, including those associated with milestones and royalties;

●	the costs, timing and outcome of regulatory review and obtaining regulatory approval of Aramchol, Amilo-5MER or any other product candidate and addressing regulatory and other issues that may arise post-approval;

●	the breadth of the labeling, assuming that Aramchol, Amilo-5MER or any other product candidate are approved for commercialization by a relevant regulatory authority, which may not occur;

●	our need, or decision, to acquire or in-license complementary technologies or new platform technologies or product candidates;

●	the costs of enforcing our issued patents and defending intellectual property-related claims;

●	the costs of investigating patents that might block us from developing potential product candidates;

●	the costs of recruiting and retaining qualified personnel;

●	the costs associated with contracting with third parties to manufacture the product and to perform other necessary services;

●	our revenue, if any; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

If we are unable to obtain the funds necessary for our operations, we will be unable to develop and commercialize Aramchol, Amilo-5MER or any other product candidate which would materially and adversely affect our business, liquidity and results of operations.

Risks Related to Our Business, Industry and Regulatory Requirements

The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons.

We may not be able to complete or commence the clinical trials that would support our submission of an NDA to the FDA, a Marketing Authorization Application or MAA, to the EMA or MHRA or any similar submission to regulatory authorities in other countries. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. The fact that the FDA, EMA, MHRA or other regulatory authorities permit a company to conduct human clinical trials is no assurance or guarantee that the trials will be successful. On the contrary, most candidate drugs that begin clinical trials do not prove to be successful and do not result in the filing of an NDA, MAA or similar filing. Drug candidates that successfully complete one phase of clinical trials may prove unsuccessful at a subsequent phase. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements and in part because the results of clinical trials are inherently uncertain and unpredictable. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. Regulatory authorities, such as the FDA, may decline to permit a clinical trial to proceed or may suspend a clinical trial that it has previously permitted to proceed. Additionally, the clinical trial process is time-consuming, and failure can occur at any stage of the trials. We may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

●	difficulties obtaining regulatory authorization to commence a clinical trial or complying with regulatory requirements for clinical trials or with the conditions imposed by a regulatory authority regarding the scope, duration or conduct of a clinical trial;
13

●	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

●	difficulties in obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site;

●	challenges in recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including size and nature of patient population, proximity of patients to clinical sites, eligibility and exclusion criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

●	challenges in identifying or recruiting sufficient study sites or investigators for clinical trials; and

●	lack of adequate funding to continue our clinical trials.

Even though we initiated the Phase 3 ARMOR Study, the ARMOR Study may still be terminated as a result of, but not limited to, safety signals, lack of efficacy, uncertainties with regard to the regulatory pathway for the approval of NASH drugs, or commercial considerations based on the cost-benefit of continuing to run the study. In addition, the ARMOR Study or other clinical trials may be suspended or terminated by us, the FDA or other regulatory authorities, the principal investigator at a site, the IRBs at the sites where such boards are overseeing a trial or the data safety monitoring board, or the DSMB, that is overseeing the clinical trial at issue, or other regulatory authorities due to a number of factors, including:

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

To date, we have already experienced material delays in both the ARMOR Study largely related to significantly slower than expected recruitment and the ARREST Study largely related to significantly slower than expected recruitment and the length of time required to obtain regulatory authorizations to proceed with clinical trials. We may experience further delays in any or all of our clinical trials and there can be no assurance that we will not experience such risks in the future as we progress with our planned clinical trials.

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

We are developing Aramchol for the treatment of NASH, an indication for which there are no approved products, and there is significant uncertainty regarding the regulatory approval process. This makes it difficult to predict the timing and costs of the clinical development of Aramchol for the treatment of NASH.

Pharmaceutical products generally are subject to rigorous nonclinical testing and clinical studies and other approval procedures mandated by the FDA and foreign regulatory authorities. We are developing Aramchol for the treatment of NASH, an indication for which there are no approved products.

In September 2019, we initiated the ARMOR Study. As part of our ongoing review process, we have been in an ongoing dialogue with the FDA with regard to the ARMOR Study trial design, statistical analysis plan and the conduct of the trial. We have made certain amendments to the ARMOR Study including the addition of an open label part and an extension of the histology-based phase to 72 weeks while reducing the number of patients in the histology-based phase from 1200 to 1000. As a result of the changes to the ARMOR Study design, this has resulted in extending the duration of the ARMOR Study and has made the clinical trial process more expensive. In addition, we plan to transition from Aramchol free acid to Aramchol meglumine (salt), and this may further result in additional delays in the completion of the ARMOR Study and may result in further clinical trial expenses. Our anticipated development costs would likely increase if development of Aramchol or any future product candidate is delayed because we are required by the FDA or any other regulatory agency to perform studies or trials in addition to, or different from, those that we currently anticipate.

Although there are guidelines issued by the FDA for the development of drugs for the treatment of NASH, it is our current assessment that despite considerable efforts from the scientific community and regulatory agencies, there are significant uncertainties that remain unresolved with regards to the conduct of NASH Phase 3 registrational studies. These risks include dependence on biopsies as the primary surrogate endpoint which are subjective in nature and prone to sampling errors and inadequacy; high screen failure rates which pose a burden to patients, investigators, and study budget; lack of validated biomarkers and the heterogenous population included under the NASH diagnosis. Moreover, pathology plays a critical role in NASH clinical trials with histology being the current reference method to determine inclusion in trials and change in disease activity and fibrosis stage. Manual histological review is complex, subjective, and prone to inter- and intra-reader variability and error. Existing pathology scoring systems and practices show only moderate to fair reproducibility, limiting their utility for clinical research and practice.

In addition, the FDA has indicated that the results of the ARMOR Study must be unequivocal and highly persuasive for a single Phase 3 study to support approval of an NDA. Therefore, even if the ARMOR Study meets all of its statistical goals and protocol endpoints, the FDA may not view the results as sufficient to support an NDA.

We expect that the path for regulatory approval for NASH drugs may continue to evolve in the near term as we and other companies in late-stage development of NASH drugs refine our regulatory approval strategies and interact with the FDA and other regulatory authorities. In particular, FDA expectations about interpretation of liver biopsy data may evolve especially as more information is published about the inherent variability in interpretation of liver biopsy data. Certain of our competitors have experienced regulatory setbacks for NASH therapies following communications from the FDA. See also “Item 4. Information on the Company—Competition.” Even after we receive and incorporate guidance from the FDA or other regulatory authorities, they could disagree that we have satisfied their requirements, which may require us to complete additional preclinical studies or clinical trials or impose stricter approval conditions than we currently expect. Furthermore, as the path for regulatory approval for NASH drugs evolves, it may impact our ARMOR Study in ways that could significantly increase the development costs and call into question the future viability of continuing to conduct the ARMOR Study. Additionally, we are considering more robust changes to our development program for NASH. Changes may include focusing on higher risk patients (F3), evaluating patients with compensated cirrhosis (F4) as well as changes to study design such as two smaller studies instead of one pivotal study and the addition of a combination arm.

Any additional delays in the completion of the ARMOR Study or any additional preclinical studies or clinical trials would require us to expend substantial additional resources and could significantly extend the timeline for clinical development prior to market approval. As a result of the foregoing, the research and development, preclinical studies and clinical testing of Aramchol and any other product candidate is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the development process. If we experience delays in the completion of, or if we terminate, any of our clinical trials, this would have a material adverse effect on our business, liquidity, operating results and financial condition and may force us to cease operations.

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

In September 2019, we initiated the ARMOR Study and in late 2020 we added an open label part to the study. In the event that the FDA or any other regulatory authority requires us to complete additional preclinical and/or clinical studies or we are required to satisfy other FDA or other regulatory requests, the start of the ARMOR Study in the applicable jurisdiction or any of our other programs may be delayed or not started at all. For example, certain regulatory agencies in Europe have required that we conduct additional clinical studies prior to initiating ARMOR in those jurisdictions. Even after we receive and incorporate guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that we have satisfied their requirements to commence our clinical trial or change their position on the acceptability of our planned trial design or the clinical endpoints selected, which may require us to complete additional preclinical studies or clinical trials or impose stricter approval conditions than we currently expect. As a result of the foregoing, the research and development, preclinical studies and clinical testing of any product candidate is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the development process.

We may be forced to abandon development of Aramchol or any other product candidate which would have a material adverse effect on our business and may force us to cease operations.

Upon the completion of any clinical or pre-clinical trial and/or tests, the results might not support the desired indications for use. Further, success in earlier clinical trials does not ensure that later clinical trials will be successful, and the results of later clinical trials may not replicate the results of prior clinical trials or pre-clinical testing. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial or variability in interpretation of results may not become apparent until the clinical trial is well advanced. The clinical trial process may fail to demonstrate that Aramchol or any other product candidate is sufficiently safe and/or effective for the indications we seek to receive FDA or other regulatory approval. Any such failure may cause us to abandon Aramchol or any other product candidate and may delay development of other potential product candidates. Any delay in, or termination or suspension of, our clinical trials may delay the requisite filings with the FDA or other regulatory agencies and, ultimately, our ability to commercialize Aramchol or any other product candidate and generate product revenues. In September 2019, we initiated the ARMOR Study and in late 2020 added an open label part. If the results of the ARMOR Study or any other study, including in any interim readout, are not sufficiently compelling, then the completion of development of our product candidates may be significantly delayed or abandoned which would have material adverse effect on our business, liquidity, operating results and financial condition and may force us to cease operations.

We have in the past and may in the future develop Aramchol in combination with other therapies, which exposes us to additional risks.

We have in the past and may in the future develop Aramchol in combination with investigational therapies. We will not be able to market and sell Aramchol or any product candidate we develop in combination with an unapproved therapy for a combination indication if that unapproved therapy does not ultimately obtain marketing approval either alone or in combination with our product candidate. In addition, unapproved therapies face the same risks described with respect to Aramchol or any other product candidate currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA, EMA or MHRA approval. If the FDA, EMA, MHRA or comparable foreign regulatory authorities do not approve these other drugs or revoke their approval of, or if safety, efficacy, quality, manufacturing or supply issues arise with the product candidates we choose to evaluate in combination with our product candidate we develop, we may be unable to obtain approval of or market such combination therapy.

The lack of a reliable non-invasive method for the diagnosis of NASH and fibrosis is likely to present a major challenge to Aramchol’s market penetration, if ever commercialized.

Liver biopsy is the standard approach for the diagnosis of inflammation and fibrosis associated with NASH. However, the procedure-related morbidity and, in rare cases, mortality, sample errors, costs, patient discomfort and thus lack of patient interest in undergoing the procedure limit its use. As such, only patients with a high risk of NASH, which includes patients with metabolic syndrome and an indication of Non-Alcoholic Fatty Liver Disease, or NAFLD, are generally sent for liver biopsy. Because NASH tends to be asymptomatic until the disease progresses, many individuals with NASH remain undiagnosed until the disease has reached its late stages, if at all. The lack of a reliable non-invasive method for the diagnosis of NASH and fibrosis is likely to present a major challenge to Aramchol’s market penetration, as many practitioners and patients may not be aware that a patient suffers from NASH and requires treatment. As such, use of Aramchol might not be as wide-spread as our actual target market and this may limit the commercial potential of Aramchol.

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

While we, and other companies in the industry are currently working on advancing non-invasive diagnostic approaches, none of these has been clinically validated, and the timetable for commercial validation, if at all, is uncertain. Moreover, such diagnostics may also be subject to regulation by FDA or other regulatory authorities as medical devices and may require premarket clearance or approval. See also “Item 3. Key Information—Risk Factors—Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements —- We are developing Aramchol for the treatment of NASH, an indication for which there are no approved products, and there is significant uncertainty regarding the regulatory approval process. This makes it difficult to predict the timing and costs of the clinical development of Aramchol for the treatment of NASH.”

Our Amilo-5MER program is being conducted under a license agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, or Yissum.

Our Amilo-5MER program is being conducted under a license agreement from Yissum and is subject to various additional obligations, including obligations with respect to funding, development and commercialization activities, and payment obligations upon entering into the license agreement and achievement of certain milestones and royalties on product sales. Furthermore, if the license agreement is terminated or breached, we may:

●	lose our rights to research, develop or commercialize Amilo-5MER;

●	not be able to secure trade secret protection for Amilo-5MER;

●	experience significant delays in the development or commercialization of Amilo-5MER; or may have to cease development entirely;

●	incur liability for damages.

Additionally, even if not terminated or breached, our intellectual property licenses may be subject to disagreements over contract interpretation which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations. If we experience any of the foregoing, it could have a materially adverse effect on our business.

In January 2022, we announced the completion of our Phase 1 clinical trial of Amilo-5MER. The Phase 1 study was conducted in a single-center, using a double-blind, randomized, placebo-controlled design. Results demonstrated that all doses of Amilo-5MER were well tolerated with no clinically significant adverse events and none considered related to the investigational product. Due to its early stage of development, Amilo-5MER will require significant additional research, development, manufacturing, preclinical and clinical testing, marketing authorization, and commitment of significant additional resources prior to any commercialization. These activities will require significant cash for which we will need to raise additional capital. In addition, Amilo-5MER is prone to the risks of failure inherent in pharmaceutical product development, including the possibility that Amilo-5MER will not be shown to be sufficiently safe and effective for approval by regulatory authorities.

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

Even if we complete our planned clinical trials and believe that the clinical data confirms that Aramchol, Amilo-5MER or any other product candidate is sufficiently safe and effective for its intended use or uses, obtaining approval of an NDA, or other regulatory approval, is an extensive, lengthy, expensive and uncertain process, and the FDA and other regulatory agencies may delay, limit or deny approval of such product candidate for many reasons, including, without limitation, the fact that:

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

Before we can submit an NDA to the FDA or a similar approval application to other regulatory authorities, as applicable, we (or our commercialization partner, as the case may be) must conduct one or more clinical trials that will be substantially broader than our prior completed trials. We will also need to agree on a protocol with the FDA or any other regulatory authorities for any clinical trial(s) before commencing any such trial. Clinical trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of any prior trial or any future clinical trials that we may conduct may or may not be successful. The applicable regulatory agencies may suspend all clinical trials or require that we conduct additional clinical, pre-clinical, manufacturing, validation or drug product quality studies and submit data from these additional studies before considering or reconsidering the NDA or similar regulatory application. Depending on the extent of these, or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the applicable regulatory agencies to provide regulatory approval. If any of these outcomes occur, we would not receive approval for Aramchol, Amilo-5MER or any other product candidate and may be forced to cease operations.

Even if we obtain regulatory approval for Aramchol, Amilo-5MER or any other product candidate, the approval might contain significant limitations related to the indications for use for which the drug is approved, use restrictions including, without limitation, for certain labeled populations, age groups, warnings, precautions or contraindications, or may be subject to significant post-marketing studies or risk mitigation requirements. If we are unable to successfully commercialize Aramchol, Amilo-5MER or any other product candidate, we may be forced to cease operations.

Our product candidates may produce undesirable side effects or have other properties that could delay or prevent its regulatory approval or result in significant negative consequences following marketing approval, if any, which could substantially increase commercialization costs or even force us to cease operations.

Undesirable side effects caused by Aramchol or any other product candidate could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or applicable foreign regulatory authorities. To date, we have completed seven clinical trials of Aramchol, and additionally one proof of concept study in patient with gallstones, and a Phase 2a, investigator initiated clinical trial were completed. Although we have not seen any evidence of reactions causing a safety concern in our completed clinical trials, it is possible that the FDA may ask for additional data regarding any adverse events seen in our trials. Results of our future trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or applicable foreign regulatory authorities could order us to cease further development of or deny approval for Aramchol, Amilo-5MER or any other product candidate for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete future trials or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, patient willingness to undergo a liver biopsy in our NASH trials, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and disadvantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating, and actual or threatened public health emergencies and outbreaks of disease (including, for example, the COVID-19 pandemic). Potential patients for Aramchol, Amilo-5MER or any other product candidate may not be adequately diagnosed or identified with the diseases which we are targeting or may not meet the entry criteria for our studies.

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

Changes in regulatory requirements or guidance or unanticipated events during our clinical trials may result in the need for us to amend clinical trial protocols. In December 2020, we announced the addition of an open label part to our ARMOR Study that involved a significant amendment to the clinical trial protocol. Amendments may require review and approval by regulators and/or IRBs, and re-consent subjects, which may adversely affect the cost, timing or successful completion of a clinical trial. If we experience delays in the completion of, or if we terminate, any of our clinical trials, this would have a material adverse effect on our business, liquidity, operating results and financial condition and may force us to cease operations. See also “Item 3. Key Information—Risk Factors—Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements - We are developing Aramchol for the treatment of NASH, an indication for which there are no approved products, and there is significant uncertainty regarding the regulatory approval process. This makes it difficult to predict the timing and costs of the clinical development of Aramchol for the treatment of NASH.”

Even if Aramchol, Amilo-5MER or any other product candidate that we develop, receives marketing approval, we will continue to face extensive regulatory oversight and requirements, and any such product may still face future regulatory risks or new requirements.

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

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are inconsistent with the FDA-approved indications and other conditions or restrictions contained in the approved labeling, including the prescribing information, for the product. In particular, any labeling approved by FDA or other foreign regulatory agencies for a product candidate necessarily limits its use for certain conditions in certain patient populations. Also, regulatory agencies may impose further requirements or restrictions on the distribution or use of Aramchol, Amilo-5MER or any other product candidate as part of a mandatory plan, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe the product candidate to their patients in a manner that is inconsistent with the approved labeling, which is commonly known as “off label” use. If we are found to have promoted any product candidate for such “off label” uses, we may become subject to significant liability under a variety of statutory theories typically alleged by U.S. regulatory authorities. In particular, the U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion, has enjoined several companies from engaging in off-label promotion, and has requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Our business and operations may be materially adversely affected in the event of computer system failures or security or breaches due to cyber-attacks or cyber intrusions, including ransomware, phishing attacks and other malicious intrusions.

In recent years, cybersecurity threats have become a greater risk and focus for companies. In particular, ransomware attacks, where a hacker locks and threatens to delete or disclose the victim’s data unless a ransom is paid, has become a major risk. We and those of our CROs and other third parties on which we rely are at risk of cyber-attacks or cyber intrusions via the Internet, computer viruses, break-ins, malware, ransomware, phishing attacks, hacking, denial-of-service attacks or other attacks and similar disruptions from the unauthorized use of, or access to, computer systems (including from internal and external sources). These types of incidents continue to be prevalent and pervasive across industries, including in our industry. In addition, we expect information security risks to continue to increase due to the proliferation of new technologies and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state actors.

Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, cyber intrusions, natural disasters, fire, terrorism, war, and telecommunication and electrical failures. If such an event were to occur and interrupt our operations, it could result in a material disruption of our drug development programs and inflict reputational harm upon us that may result in decreased market value and erode public trust. For example, the loss of clinical trial data from ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, access to our clinical data, or disruption of the manufacturing process, we could incur liability and the further development of our drug candidates could be delayed.

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

We expect the healthcare industry to face increased limitations on reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third-party coverage of Aramchol, Amilo-5MER or any other product candidate and how much or under what circumstances healthcare providers will prescribe or administer Aramchol, Amilo-5MER or any other product candidate.

In both the United States and other countries, sales of Aramchol Amilo-5MER or any other product candidate will depend in part upon the availability of reimbursement from third-party payors, which include governmental authorities, managed care organizations and other private health insurers. Third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services.

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

We are or may in the future be subject to federal, state, and foreign healthcare and data privacy laws and regulations pertaining to, among other things, fraud and abuse of patients’ rights. These laws and regulations include:

●	The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. This statute has been interpreted to apply broadly to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. In addition, the Affordable Care Act amended the Social Security Act to provide that the U.S. government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. A conviction for violation of the Anti-kickback Statute requires mandatory exclusion from participation in federal health care programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and those activities may be subject to scrutiny or penalty if they do not qualify for an exemption or safe harbor.

●	The federal civil False Claims Act, or FCA, prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. This statute also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as FCA defendants in addition to the corporations. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties assessed on a per false claim or statement basis. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.

●	The federal False Statements Statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services.

●	The federal Civil Monetary Penalties Law authorizes the imposition of substantial civil monetary penalties against an entity, such as a pharmaceutical manufacturer, that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment.

●	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), which imposes requirements on certain types of people and entities relating to the privacy, security, and transmission of individually identifiable health information, requires notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information.

●	The federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members, which is published in a searchable form on an annual basis. Effective January 1, 2022, covered manufacturers will also be required to report on payments and other transfers of value to physician assistants, nurse practitioners or clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, and certified nurse-midwives during the previous year.

●	State laws comparable to each of the above federal laws, such as, for example, anti-kickback and false claims laws that may be broader in scope and also apply to commercial insurers and other non-federal.

●	Payors requirements for mandatory corporate regulatory compliance programs, and laws relating to patient data privacy and security. Other state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

●	In the European Union, the General Data Protection Regulation, or GDPR,—Regulation EU 2016/679—was adopted in May 2016 and became applicable on May 25, 2018, or GDPR. The GDPR further harmonizes data protection requirements across the European Union member states by establishing new and expanded operational requirements for entities that collect, process or use personal data generated in the European Union, including consent requirements for disclosing the way personal information will be used, information retention requirements, and notification requirements in the event of a data breach.

●	In the United Kingdom, following the UK’s exit from the European Union on 31 December 2020, the GDPR continues to form part of the law in the UK with some amendments (UK GDPR). There is a risk of divergence in the future, which may increase our overall data protection compliance costs.

●	The California Consumer Privacy Act of 2018, or CCPA, effective as of January 1, 2020, gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, that is expected to increase data breach litigation.

●	In addition, failure to comply with the Israeli Privacy Protection Law of 1981, and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions.

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

We are also exposed to the risk of employees, independent contractors, principal investigators, consultants, commercial partners or vendors engaging in fraud or other misconduct. Misconduct by employees, independent contractors, principal investigators, consultants, commercial partners and vendors could include intentional failures to comply with EU or UK regulations, to provide accurate information to the EMA, MHRA or EU Member States authorities or to comply with manufacturing or quality standards we have or will have established. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices such as promotion of products by medical practitioners. The EU Member States in which we operate have different statutory provisions regulating the cooperation of pharmaceutical companies with healthcare professionals. In addition to these statutory provisions, codes of conduct issued by business associations or other non-statutory standards may be applicable to our activities. Both statutory provisions and non-statutory codes or standards restrict payments or other benefits provided to healthcare professionals, and in case of non-compliance, may result in severe sanctions such as bans, administrative fines, criminal fines or even imprisonment. The advertising of medicinal products for human use in the EU is regulated by Title VIII of European Directive 2001/83/EC. These provisions have been implemented into the law of the EU member States. Such laws inter alia restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious and irreparable harm to our reputation.

This could also apply with respect to data privacy. In the EU and United Kingdom, the EU Directive 95/46/EEC was replaced by the GDPR on May 25, 2018. The GDPR as an EU regulation does not have to be implemented into Member States’ national law, but applies directly in all Member States since May 25, 2018. It applies to companies with an establishment in the European Economic Area (EEA) and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor individuals located in the EEA. The GDPR implements more stringent operational requirements for controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities. The GDPR provides that EU Member States may continue to make their own further laws and regulations in relation to the processing of genetic, biometric or health data, which could result in continued or new differences between Member States, limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition. The GDPR continues to form part of law in the United Kingdom with some amendments following the United Kingdom’s exit from the European Union on 31 December 2020 (UK GDPR) although there is a risk of divergence in the future which may increase our overall data protection compliance cost. We are also subject to evolving and strict rules on the transfer of personal data out of the European Union and United Kingdom to the United States. Further prospective revision of the Directive on privacy and electronic communications (Directive 2002/58/EC), or ePrivacy Directive, and equivalent United Kingdom Legislation may affect our marketing communications.

We have implemented procedures to ensure compliance with the GDPR and UK GDPR and its requirements. Our actual or alleged failure to comply with this regulation, or to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity, increase our operating costs, subject us to claims or other remedies and have a material adverse effect on our business, financial condition, and results of operations. It is not always possible to identify and deter misconduct by employees or other parties. The precautions we take to detect and prevent such activity may not protect us from legal or regulatory action resulting from a failure to comply with applicable laws or regulations. Misconduct by our employees, principal investigators, consultants, commercial partners or vendors could result in significant financial penalties, criminal sanctions, civil law claims and/or negative media coverage, and thus have a material adverse effect on our business, including through the imposition of significant fines or other sanctions, and our reputation. In particular, failure to comply with EU laws, including failure under the GDPR, UK GDPR, ePrivacy Directive and other laws relating to the security of personal data may result in fines up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability, which may be onerous and adversely affect our business, financial condition, results of operations and prospects. Failure to comply with the GDPR, UK GDPR and related laws may also give risk to increase risk of private actions, including a new form of class action that is available under the GDPR and UK GDPR.

If we or our manufacturers fail to comply with manufacturing regulations, our financial results and financial condition could be adversely affected.

Before an NDA is approved, and before we begin the commercial manufacture of any product candidate, contract manufacturers must register with FDA or foreign regulators undergo regulatory inspection of their manufacturing facilities, processes and quality systems. In addition, pharmaceutical manufacturing facilities are subject to periodic inspection by the FDA and foreign regulatory authorities after product approval. Due to the complexity of the processes used to manufacture pharmaceutical products and product candidates, any potential third-party manufacturer may be unable to meet local, federal, or international regulatory requirements either at the outset or on an ongoing basis, in a cost-effective manner, if at all.

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

Our competitors currently include companies with marketed products and/or advanced clinical programs. Our main competitors of Aramchol include, but are not limited to Novo Nordisk, Intercept Pharmaceuticals, Inc., Inc., Madrigal Pharmaceuticals Inc., and Viking Therapeutics among others. See also “Item 4. Information on the Company—Competition.” Moreover, several additional companies have reported the commencement of research projects and proof-of-concept trials related to our target indications, including those mentioned in the preceding sentence

We face potential product and other liability exposure, and, if claims are brought against us, we may incur substantial liability.

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

The product liability insurance we will need to obtain in connection with the commercial sales of any product candidate, if and when they receive regulatory approval, may be unavailable in meaningful amounts or at a reasonable cost. If we are the subject of a successful product liability claim that exceeds the limits of any insurance coverage we obtain, we would incur substantial charges that would adversely affect our earnings and require the commitment of capital resources that might otherwise be available for the development and commercial launch of any product candidate’s programs.

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

We may need to significantly increase the size of our organization, and we may experience difficulties in managing growth.

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

We are seeking to expand our clinical operations for Aramchol to multiple other indications in order to expand our pipeline, commercial potential and ultimately de-risk the Company for the success of any one given trial. If we initiate additional clinical trials, this may divert a significant amount of Company resources and may be unsuccessful. The regulatory pathway may prove simpler than for Nash and as a result this may shift the priorities for Aramchol in the future.

Our business is subject to risks arising from epidemic diseases, such as the recent COVID-19 pandemic, which has impacted and could continue to impact our business.

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, we implemented remote working and workplace protocols for our employees in accordance with Israeli Ministry of Health requirements to ensure employees safety. Many of our trial sites in our ARMOR Study are based in areas currently affected by COVID-19 and there is a general unease of conducting scheduled or elective procedures in medical centers. Given the significant strains on the healthcare system across the globe, during 2020 we temporarily halted the screening of new patients for the ARMOR Study and temporarily suspended the opening of new trial sites. Although we subsequently resumed screening activities and recruitment, in December 2020 we announced the addition of an open label part to the ARMOR Study and suspended randomization of new patients into the double-blind, placebo-controlled histology-based registrational phase of the ARMOR Study as currently enrolled patients are transitioned to the open label part. The open label part of the ARMOR Study is being conducted in a smaller subset of the ARMOR study sites which have been less affected by the COVID-19 pandemic. We continue to closely monitor the local situation in the U.S. and other countries around the world. To help mitigate cost overrun, during 2020 and 2021 we took several cost reduction measures including minimizing clinical related expenses, making certain adjustments to clinical staff and pay according to the current and predicted level of activity, and we downsized our in-house clinical force.

In addition, the rapid development and fluidity of the COVID-19 pandemic precludes any firm estimates as to the ultimate effect this disease will have on our clinical trials, our operations and our business and it is not possible to predict the impact of the second and any further wave of COVID-19. As a result, any current assessment of the effects of the COVID-19 pandemic, including the impact of this disease on the ARMOR Study and any other pre-clinical or clinical studies, is difficult to predict and subject to change and we may experience further disruptions that could severely impact our business, clinical trials, and supply chains, including:

●	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures, which may impact the integrity of subject data and clinical study endpoints;

●	interruption of, or delays in receiving, supplies of Aramchol or any other product candidate from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

●	diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals and other medical centers serving as our clinical trial sites and hospital and other staff supporting the conduct of our clinical trials;

●	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff for the ARMOR Study or any other clinical trial;

●	delays or difficulties in enrolling patients for the ARMOR Study or any other clinical trial especially if sites do not reopen to screen and enroll patients;

●	delays in clinical sites receiving the supplies and materials needed to conduct the ARMOR Study or any other clinical trial and interruption in global shipping that may affect the transport of clinical trial materials;

●	limitations on employee resources that would otherwise be focused on the conduct of the ARMOR Study or any other clinical trial, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

●	interruptions or delays in the operations of the FDA, EMA, MHRA or other regulatory authorities, including in receiving feedback or approvals from the FDA, EMA, MHRA or other regulatory authorities with respect to regulatory submissions;

●	changes in local regulations as part of a response to COVID-19 which may require us to change the ways in which the ARMOR Study or any other clinical trial is being conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

●	delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;

●	refusal of the FDA, EMA, MHRA or other regulatory authorities to accept data from clinical trials in affected geographies; and

●	impacts from prolonged remote work arrangements, such as increased cybersecurity risks and strains on our business continuity plans.

In addition, the spread of COVID-19 has had and may in the future impact the trading price of shares of our ordinary shares and could impact our ability to raise additional capital on a timely basis or at all. The COVID-19 pandemic continues to evolve. The extent to which the COVID-19 pandemic may impact our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the geographic spread of the disease, the duration of the pandemic, travel restrictions, quarantines, shelter-in-place orders and social distancing, business closures or business disruptions and the effectiveness of actions taken to contain and treat the disease. The impact of the COVID-19 pandemic may also have the effect of heightening many of the other risks described in the “Risk Factors” section of this Annual Report on Form 20-F.

Risks Related to Our Reliance on Third Parties

We have no manufacturing capacity and anticipate reliance on third-party manufacturers for Aramchol, Amilo-5MER or any other product candidates.

We do not currently operate manufacturing facilities for the production of Aramchol, Amilo-5MER or their API. We still have not, and may never, develop facilities for the manufacture of product candidates or products for clinical trials or commercial purposes. We rely, and for the foreseeable future, will continue to rely, on third-party manufacturers to produce bulk drug products required for our clinical trials. We plan to initially rely upon contract manufacturers and, potentially, collaboration partners, to manufacture commercial quantities of Aramchol or any other product candidate, if and when approved for marketing by the applicable regulatory authorities. Our contract manufacturers have not completed commercial development and validation processes of the Aramchol and Amilo-5Mer API and we have experienced delays in the development of the Aramchol meglumine formulation. Drug product manufacturing processes for clinical batches is still under development and may experience further difficulties and delays in production.

Additionally, if our contract manufacturers and their facilities, as applicable, are not approved by the FDA, or other applicable regulatory authorities, our commercial supply of the drug substance will be significantly delayed and may result in significant additional costs. We purchase finished Aramchol from a third-party under a clinical supply agreement. If we will be required to change the finished product manufacturer, we may encounter significant delay and likely significant additional cost.

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

We intend to rely primarily on third parties to market and sell Aramchol, Amilo-5MER or any other product candidate.

We have no sales or distribution capabilities. To the extent we rely on third parties to commercialize Aramchol, Amilo-5MER or any other product candidate, if marketing approval is obtained, we may receive less revenue than if we commercialize them ourselves. In addition, we would have less control over the sales efforts of any third parties involved in our commercialization efforts. In the event we are unable to collaborate with a third-party marketing and sales organization to commercialize Aramchol, Amilo-5MER or any other product candidate, particularly for broader patient populations, our ability to generate revenue will be limited.

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

We rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to oversee most of the operations of our clinical trials and to perform data collection and analysis. As a result, we may face additional delays outside of our control if these parties do not perform their obligations in a timely fashion or in accordance with regulatory requirements. If these third parties do not successfully carry out their contractual duties or obligations and meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our financial results and the commercial prospects for Aramchol, Amilo-5MER or any other product candidate could be harmed, our costs could increase and our ability to obtain regulatory approval and commence product sales could be delayed.

Risks Related to Our Intellectual Property

The failure to obtain or maintain patents, licensing agreements and other intellectual property rights that are sufficiently broad and protective could impact our ability to compete effectively.

To compete effectively, we must develop and maintain a proprietary position with regard to our own technologies, intellectual property, licensing agreements, product candidates and business. Legal standards relating to the validity and scope of claims in the biotechnology and biopharmaceutical fields are still evolving. We cannot predict the scope and extent of patent protection for Aramchol, Amilo-5MER or any other product candidate because the patent positions of pharmaceutical products are complex and uncertain. Therefore, the degree of future protection for our proprietary rights in our core technologies and any product candidates or products that might be developed using these technologies is also uncertain. The risks and uncertainties that we face with respect to our patents and other proprietary rights include, but are not limited to, the following:

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

We are currently planning to transition from Aramchol free acid to Aramchol meglumine (salt) in our double-blind, placebo-controlled histology-based registrational part of the ARMOR Study. We had originally been working towards submission of a new drug application, or NDA, in the first half of 2023, assuming positive top-line results, however due to delays in enrollment of the ARMOR Study, we will not be able to submit an NDA to the FDA with respect to Aramchol free acid, a new chemical entity, in time to benefit from any potential Hatch-Waxman patent restoration term. As part of our research and development studies, we have confirmed that several Aramchol salts have improved solubility as compared to the existing form of Aramchol free acid. We have pending patent applications and have been granted patents directed to composition of matter of Aramchol meglumine as well as a wide range of other salts; a method for treating/ inhibiting hepatic fibrosis and non-hepatic fibrosis associated or non-associated with non-alcoholic fatty acid liver disease; and a method of treating dysbiosis. In addition, we have since submitted additional patent applications for Aramchol meglumine and other salts, including a low dose composition for Aramchol meglumine and other salts. We have since been granted a composition of matter patents for Aramchol meglumine and other salts which includes claims for the treatment of fatty liver in Europe and certain other countries while the composition of matter patent application is still pending in the U.S. and certain other countries (India and Brazil) and we have been granted a low dose composition of matter patent for Aramchol meglumine in the U.S.

There can be no assurance that the U.S. Patent and Trademark Office, or the USPTO, or any other foreign equivalent will issue any additional patents based on the patent applications that we submitted to protect our Aramchol salts or Amilo-5MER, nor, should the USPTO or foreign equivalent issue any patents to us with respect to the Aramchol salts or Amilo-5MER, that we will be provided with adequate protection against potentially competitive products. Furthermore, if the USPTO or foreign equivalent issues us one or more patents for the Aramchol salts or Amilo-5MER or with respect to already issued patents for the Aramchol salts or Amilo-5MER, there can be no assurance that the issued patents will be of any commercial value, or that private parties or competitors will not successfully challenge these patents or circumvent these patents in the United States or their counterparts abroad. In the absence of adequate patent protection, our business may be adversely affected by competitors who develop comparable technology or products and our commercial prospects may be materially adversely affected.

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

We may not be able to enforce our intellectual property rights throughout the world. This risk is exacerbated for us because we expect Aramchol or Aramchol meglumine and Amilo-5MER will be manufactured and used in a number of foreign countries.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This risk is exacerbated for us because we expect Aramchol or Amilo-5MER will be manufactured and used in a number of foreign countries.

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

We may be party to license agreements with third parties and may need to obtain additional licenses from others to advance our research and development activities or allow the commercialization product candidates we may identify and pursue. License agreements may impose various development, diligence, commercialization, and other obligations on us. For example, we may be required to use commercially reasonable efforts to engage in various development and commercialization activities with respect to licensed products, and satisfy specified milestone and royalty payment obligations. In spite of our efforts, our licensors might conclude that we have materially breached our obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization of product candidates that we may identify. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects. Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

●	the scope of rights granted under the license agreement and other interpretation-related issues;

●	the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

●	the sublicensing of patent and other rights under our collaborative development relationships;

●	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

●	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

●	the priority of invention of patented technology. In addition, the agreements under which we currently or in the future license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

We may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing, or increase the costs of commercializing, Aramchol or Amilo-5MER or any other product candidate.

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

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect Aramchol, Amilo-5MER or any other product candidate.

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

Risks Related to Ownership of Our Ordinary Shares

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. In February 2022, Russia launched a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

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

Our President and Chief Executive Officer beneficially owns approximately 17.1% of our outstanding ordinary shares, as of April 15, 2022. Therefore, our principal shareholders will be able to exert significant control over matters submitted to our shareholders for approval.

Our President and Chief Executive Officer currently beneficially owns approximately 17.1% of our outstanding ordinary shares as of April 15, 2022. Therefore, our President and Chief Executive Officer will be able to exert significant control over matters submitted to our shareholders for approval. As our President and Chief Executive Officer could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of our President and Chief Executive Officer may not always coincide with our interests or the interests of other shareholders. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning stock in companies with controlling shareholders.

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

We may seek additional capital through a combination of private and public equity offerings, “at-the-market” issuances, equity-linked and structured transactions, debt (straight, convertible, or otherwise) financings, collaborations and licensing arrangements. Under our existing “at the market” equity offering program as of April 28, 2022, we may sell, from time to time, up to approximately $50.0 million of additional ordinary shares subject to limitations under the Baby Shelf Rule. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us. Depending upon market liquidity at the time, additional sales of shares registered at any given time could cause the trading price of our ordinary shares to decline.

Our U.S. shareholders may suffer adverse tax consequences due to our expected classification as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average value of our assets is attributable to assets that are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based upon our review of our financial data, we believe that we were a PFIC for our 2021 taxable year and expect to be a PFIC for the 2022 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2022 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder (as defined below) owns ordinary shares, such U.S. Holder could face adverse U.S. federal income tax consequences. For example, such U.S. Holder could be subject to additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition of our shares, whether or not we continue to be characterized as a PFIC. Certain adverse consequences of PFIC status can be mitigated if a U.S. Holder makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. Upon request, we expect to provide the information necessary for U.S. Holders to make “qualified electing fund elections” if we are classified as a PFIC. Each investor is urged to consult its tax advisor with respect to the application of the PFIC rules. See also “Item 10. Additional Information—E. Taxation— Certain U.S. Federal Income Tax Considerations.”

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

Our functional currency is the U.S. dollar. We incur expenses in U.S. dollars and New Israeli Shekels, or NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if either the NIS devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the U.S. dollar cost of our operations in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2021 was $1.00 = NIS 3.110. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation, if any, of the NIS against the U.S. dollar. As of the date hereof, neither the inflation rate in Israel has exceeded the rate of devaluation of the NIS, respectively, during the calendar years 2019, 2020 or 2021.

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

ITEM 4. Information on the Company.

A. Historical Background and Corporate Structure

Galmed Pharmaceuticals Ltd., was incorporated in Israel on July 31, 2013 as a privately held company and is governed by the Companies Law. However, our business has been operating since 2000 under a different group of companies established in the same year, or the Group. Originally, we operated under the parent company, GHI. GHI held all of the equity rights in and to Galmed 2000 Inc., a holdings company incorporated in the British Virgin Islands, or GTTI. GTTI held all of the equity rights in and to Galmed International Limited, a company incorporated in Malta, or GIL (other than 0.1% of the share capital held by GHI). GIL held all of the equity rights in and to Galmed Medical Research Ltd., an Israeli company, or GMR. Our intellectual property was held by GIL. The research and development was conducted by GMR as a service to GIL on a cost plus basis. GIL was responsible for all product development.

On February 2, 2014, we underwent the Reorganization, pursuant to which all of our intangible assets (including our intellectual property) were transferred from GIL to Galmed Research and Development Ltd., or GRD. The Reorganization was effectuated by share transfers and asset transfers, resulting in the Company as the parent company and 100% equity-owner of the following companies: (1) GRD, which holds all the Group’s intellectual property, including the Company’s patent portfolio; (2) GIL, which is an inactive company; and (3) GTTI, which was liquidated in 2017. GIL held GMR, which became an inactive company in 2015 and was liquidated in February 2019. The Reorganization was conducted in order to simplify our capital structure, reduce our operating cost and to improve our ability to raise funds. Immediately prior to the Reorganization, all our shareholders collectively held 9,739 ordinary shares of GHI. In connection with the Reorganization, and in accordance with the Tax Pre-Ruling, we issued to all such shareholders ordinary shares of the Company, such that upon the Reorganization all our shareholders collectively held 7,099,731 ordinary shares of the Company, in the same proportion among all shareholders, which reflected a ratio of 729 ordinary shares of the Company for each ordinary share of GHI.

The following is a diagram of our corporate structure (following GTTI’s liquidation):

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

In September 2019, we initiated our Phase 3 ARMOR Study to evaluate the efficacy and safety of Aramchol in subjects with NASH and fibrosis. The ARMOR Study was originally comprised of two parts, a randomized, double-blind, placebo-controlled histology-based registrational part and a clinically based part where subjects will continue with the same treatment for approximately five years. In December 2020, we announced the addition of a 150-patient open label part to the ARMOR Study and suspended randomization of new patients into the double-blind, placebo-controlled histology-based registrational part of ARMOR as currently enrolled patients are transitioned to the open label part. We are seeking to initiate the double-blind placebo-controlled histology-based registrational part of ARMOR in the second half of 2023, subject to, among other things, the results of our open label part, sufficient funding and clarification of the regulatory approval process for NASH drugs.

In August 2021, we announced that the FDA agreed with our plan to use Aramchol meglumine (in lieu of Aramchol free acid) in our ARMOR Study without the need to conduct additional nonclinical and clinical studies other than planned limited pharmacology studies relating to Aramchol meglumine. In addition, the Medicines and Healthcare products Regulatory Agency, or MHRA, the pharmaceuticals regulator in the UK, also agreed with our plan to proceed with our proposed clinical studies with Aramchol meglumine in lieu of Aramchol free acid without the need to repeat nonclinical and clinical studies other than planned limited pharmacology studies relating to Aramchol meglumine.

In November 2021, we announced positive interim data on the open label part of the ARMOR Study showing clinically significant effect on fibrosis improvement based on histology in the first 16 patients. Subsequently in November 2021, we announced that new analyses of biomarkers corroborate this effect showing statistically significant reductions in biomarkers associated with liver fibrosis including ALT, AST, Fib-4 and ProC-3. Reductions of a similar magnitude were seen in a cohort of the first 20 patients for which paired biopsy have been analyzed and a cohort of 50 patients for which biomarker data was analyzed based on all available data at that time. In addition, we reported that Aramchol continues to show excellent safety and tolerability profile. Data support that a higher dose of Aramchol could provide statistically and clinically meaningful effect on fibrosis in the double-blind placebo controlled part for submission of the ARMOR Study to support an NDA under Sub-part H.

In April 2022, we announced further positive interim data on the open label part of the ARMOR Study showing robust fibrosis improvement across multimodality histological assessment. Results of post baseline biopsies performed either at 24 weeks or at 48 weeks from 46 subjects with NASH and F1-3 that received Aramchol support the anti-fibrotic effect of Aramchol and reinforce the favorable safety profile of Aramchol.

We are also developing Amilo-5MER in a research collaboration between us and the Hebrew University of Jerusalem. In March 2021, we announced the treatment of the first subject in the first in human Phase 1 clinical trial evaluating Amilo-5MER for the treatment of chronic inflammatory diseases and in January 2022, we announced results of the Phase 1 clinical trial of Amilo-5MER in healthy volunteers that demonstrated an excellent safety profile and tolerability.

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

20
15
10
5
0
-5
-10
-15
-20
-25
Relative change (%)
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

Dose Splitting Pharmcokinetic Study (NCT03774173)

As a result of the dose response pattern observed in the ARREST Study, we recently conducted a Phase 1, open-label, crossover PK study to assess whether dose splitting of Aramchol 600mg to twice daily 300mg will significantly increase plasma levels. 16 healthy subjects took part in two study periods. Eight subjects received each regimen in the first period and the alternate regimen in the second period. A PK profile was obtained over the dosing interval at steady state on day ten of each period.

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

The following is a summary of the clinical trial design of ARMOR:

The Phase 3 study is a two-part study, an open-label part and a randomized, double-controlled, placebo part, designed to evaluate the safety and efficacy of Aramchol and to be conducted in approximately 200 sites in the U.S., Europe and Latin America.

Part One: Open Label Study

The first part, an open-label study, was originally designed to evaluate treatment response kinetics, pharmacokinetics and safety of twice daily administration of Aramchol 300mg in approximately 150 subjects with NASH and liver fibrosis stage 1-3 (F1 capped at 30 subjects), subjects with NASH who may or may not be overweight, and subjects with NASH who may or may not have type 2 diabetes or be pre-diabetic. Patients were randomized (1:1:1) into three groups with post-baseline liver biopsy being performed at 24 weeks, 48 weeks, or 72 weeks, respectively. A second post-baseline liver biopsy was conducted after one year for subjects whose post-baseline liver biopsy at week 24, 48 or 72 does not show at least one stage improvement in fibrosis. The open label part was being conducted at approximately 50 selected sites in the U.S., and around the world which have been less affected by the COVID-19 pandemic.

The second part, a randomized, double-blind, placebo-controlled study, is designed to evaluate the safety and efficacy of twice daily administration of Aramchol 300 mg to support regulatory approval, with both a histology-based phase and a clinically-based phase. As currently designed, a total of 2000 subjects with NASH and liver fibrosis stage 2 and 3 who are overweight and are either pre-diabetic or have type 2 diabetes are expected to be randomized 2:1 to receive Aramchol 300mg BID or matching placebo. In the histology-based phase, we intend to treat 1000 subjects with Aramchol or matching placebo for 72 weeks until the second biopsy. The histology-based data is intended to serve as the basis for the submission of a Sub-part H marketing authorization application under regulatory provisions of accelerated/conditional approval. The primary histology-based endpoint is NASH resolution without worsening of fibrosis or fibrosis improvement without NASH worsening. In the clinically-based phase, all subjects will continue with the same treatment assignment for up to seven years until study completion to confirm clinical efficacy. We may announce end-of-study at the time when a total of 380 subjects have experienced at least one pre-specified clinical event or at five years from last subject randomization, whichever comes first. The primary clinically-based endpoint is expected to be based on clinical events including all-cause mortality, histological progression to cirrhosis, MELD score >15, and hepatic decompensation events (e.g., hepatic encephalopathy, variceal bleeding, ascites).

In August 2021, we announced that the FDA agreed with our plan to use Aramchol meglumine (in lieu of Aramchol free acid) in our ARMOR Study without the need to conduct additional nonclinical and clinical studies other than planned limited pharmacology studies relating to Aramchol meglumine. In addition, the Medicines and Healthcare products Regulatory Agency, or MHRA, the pharmaceuticals regulator in the UK, also agreed with our plan to proceed with our proposed clinical studies with Aramchol meglumine in lieu of Aramchol free acid without the need to repeat nonclinical and clinical studies other than planned limited pharmacology studies relating to Aramchol meglumine.

In November 2021, we announced positive interim data on the open label part of the ARMOR Study showing clinically significant effect on fibrosis improvement based on histology in the first 16 patients. Subsequently in November 2021, we announced that new analyses of biomarkers corroborate this effect showing statistically significant reductions in biomarkers associated with liver fibrosis including ALT, AST, Fib-4 and ProC-3. Reductions of a similar magnitude are seen in a cohort of the first 20 patients for which paired biopsy have been analyzed (Late breaker AASLD Cohort N=20) and a cohort of 50 patients for which biomarker data was analyzed (ARCON Cohort N=50) based on all available data (N=139). Aramchol continued to show excellent safety and tolerability profile. Data support that higher dose of Aramchol could provide statistically and clinically meaningful effect on fibrosis in the upcoming double-blind placebo controlled part for submission of the ARMOR study to support an NDA under Sub-part H. Moreover, we believe the results supported discussions with FDA to potentially allow a smaller and shorter double-blind placebo control histology-based part to support regulatory submission of an NDA.

A summary of the results is presented below:

		Late Breaker AASLD Cohort [1] (N=20)		ARCON Cohort [2] (N~50)
	visit	Change from baseline [3]	p value	Change from baseline [3]	p value
	week 24	-20.88	<.0001	-16.44	<.0001
ALT	week 48	-20.05	<.0001	-17.43	<.0001
	week 24	-15.08	<.0001	-13.43	<.0001
AST	week 48	-14.74	<.0001	-13.28	<.0001
	week 24	-0.22	0.0006	-0.27	<.0001
FIB-4	week 48	-0.23	0.0012	-0.22	0.0006
	week 24	-8.83	0.0010	-9.68	<.0001
PRO-C3	week 48	-13.79	0.0005	-13.00	<.0001
	week 24	-15.89	0.0106	-13.84	0.0077
PRO-C3%	week 48	-19.76	0.0294	-17.37	0.0192
>1 point in fibrosis improvement		60%

1.	Number of subjects in the AASLD cohort at week 24 and week 48 respectively are; ALT 19 and 9, AST 19 and 9, FIB-4 19 and 9, PRO-C3 19 and 10

2.	Number of subjects in the ACRON cohort with data at week 24 and week 48 respectively are; ALT 61 and 18, AST 61 and 18, FIB-4 56 and 18, PRO-C3 43 and 15

3.	MMRM baseline adjusted analysis

4.	ProC-3 were analyzed by Nordic Bioscience using an improved methodology with higher sensitivity and specificity. Mean Baseline 47.2 ug/L.

In April 2022, we announced further positive interim data on the open label part of the ARMOR Study showing robust fibrosis improvement across multimodality histological assessment. Biopsies were read by three independent pathologists individually, followed by a consensus reading. The same central committee were also asked to perform a ranked assessment (improvement/worsening/stable) of paired (pre and post baseline) biopsies scrambled and blinded to sequence. an automated and continuous score of Fibrosis Composite Severity (FCS) was established for the same slides using FibroNest™, a quantitative Digital Pathology image analysis and artificial intelligence (AI) method. Results of post baseline biopsies performed either at 24 weeks or at 48 weeks from 46 subjects with NASH and F1-3 that received Aramchol support the anti-fibrotic effect of Aramchol and reinforce the favorable safety profile of Aramchol.

A summary of the results is presented below

Biopsy Methodologies	24 Weeks		≥ 48 Weeks
	N	%	N	%
All	26	100.0	20	100.0
Fibrosis Improvement (1 stage or more) based on NASH CRN	7	26.9	8	40.0
Fibrosis Improvement (Paired reading ranked assessment) based on comparing individual patients slides	11	42.3	13	65.0
Subject Fibrosis Response (AI reading) using Fibronest’s Phenotypic Fibrosis Composite Score (A responder is defined by an absolute reduction of > 0.3 units)	15	57.7	20	100.0

Treatment with Aramchol 300mg BID resulted in a high rate of subjects with fibrosis improvement across the three pathology reading methods. Both paired and AI evaluations identified more subjects with fibrosis improvement, indicating greater sensitivity to detect change. For all methods, a treatment effect was larger at 48 compared to 24 weeks. AI analysis showed mean FCS reduction was -0.62 (p=0.017) at Wk24 and -1.74 (p<0.0001) at Wk>48.

Part Two: Histology-Based and Clinically-Based Study

The second part of the ARMOR Study is a randomized, double-blind, placebo-controlled study to evaluate the safety and efficacy of Aramchol 300 mg BID to support regulatory approval, with both a histology-based phase and a clinically-based phase. As currently designed, a total of 2000 subjects with NASH and liver fibrosis stage 2 and 3 who are overweight and are either pre-diabetic or have type 2 diabetes would be randomized 2:1 to receive Aramchol 300mg BID or matching placebo. In the histology-based phase, we intend to treat 1000 subjects with Aramchol or matching placebo for 72 weeks until the second biopsy. The histology-based data is intended to serve as the basis for the submission of a Sub-part H marketing authorization application under regulatory provisions of accelerated/conditional approval. The primary histology-based endpoint is NASH resolution without worsening of fibrosis or fibrosis improvement without NASH worsening. In the clinically-based phase, all subjects will continue with the same treatment assignment for up to seven years until study completion to confirm clinical efficacy. We may announce end-of-study at the time when a total of 380 subjects have experienced at least one pre-specified clinical event or at five years from last subject randomization, whichever comes first. The primary clinically-based endpoint is expected to be based on clinical events including all-cause mortality, histological progression to cirrhosis, MELD score >15, and hepatic decompensation events (e.g., hepatic encephalopathy, variceal bleeding, ascites). If the clinical trial results in the histology-based phase are positive, we plan to submit an NDA for Sub-part H accelerated/conditional approval to the FDA. As discussed elsewhere, we suspended the initiation of the double-blind placebo-controlled histology-based registrational part of ARMOR and are seeking to initiate the double-blind placebo-controlled histology-based registrational part of ARMOR in the second half of 2023, subject to, among other things, the results of our open label part, sufficient funding and clarification of the regulatory approval process for NASH drugs.

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

In March 2021, we dosed the first subject in our first in human Phase 1 trial of Amilo-5MER for the treatment of chronic inflammatory diseases. The trial was a three-part, single center, double-blind, randomized, placebo-controlled first in human study of single ascending doses (Part 1) and multiple doses (Part 2) of Amilo-5MER in young healthy adult male subjects and a single dose cohort in healthy elderly male and female subjects (Part 3). Overall, 55 healthy male and female subjects were enrolled in the study. Cohorts of 8 subjects were randomized to receive Amilo-5MER or placebo by subcutaneous injection in a ratio of 6:2. In Part 1, cohorts of young male adults received single ascending doses of 10, 30, 90, 180 and 360 mg; in Part 2, a single cohort received doses of 180 mg BID for 5 consecutive days and in Part 3 a single cohort of healthy elderly male and female subjects received a single dose of 180 mg. The primary objectives of the trial were to evaluate the safety, tolerability, and pharmacokinetics of Amilo-5MER. In January 2022, we announced results in which all doses of Amilo-5MER were well tolerated with no clinically significant adverse events and none considered related to the investigational product. All subjects completed the study as per protocol. Overall exposure to Amilo-5MER increased with an increase in dose, with statistically significant dose proportionality over the 10 mg to 360 mg dose range.

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

In addition, we are conducting carcinogenicity studies to identify whether Aramchol has any tumorigenic potential upon long-term administration in support of any future NDAs or MAAs. Under FDA guidance, we are required to perform two studies, one in rats and the other in mice. The carcinogenicity study in rats is a two-year study which was initiated in February 2020.

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

Our Strategy

Our strategy is to build a specialized biopharmaceutical company that develops, in a cost-effective manner, novel molecules from clinical stage to market readiness. We seek to create global partnerships with academic institutions and biotechnology or pharmaceutical companies to effectively collaborate in developing a portfolio and ultimately out-license Aramchol. Through this approach, we have successfully advanced Aramchol into various stages of clinical development. Key elements of our strategy include:

●	Continue advancing Aramchol through development as a first-in-class treatment for NASH and fibrosis. Following the completion of our Phase 2b ARREST Study, we are advancing Aramchol into a Phase 3 ARMOR Study with the goal of offering a first-in-class treatment for NASH.

●	Explore strategic partnerships for Aramchol in different geographies. We seek to strategically partner with pharmaceutical and healthcare companies that possess experience, resources and infrastructure to execute clinical trial(s), regulatory approval and/or market launch. As part of this strategy, in July 28, 2016, we signed a license agreement with Samil for the commercialization of Aramchol in Korea. See “Item 4. Information on the Company—Business Overview—Strategic Collaborations, Research Arrangements and Other Material Agreements—Samil Pharm. Co., Ltd.” for more information regarding the Samil Agreement. In addition, we are actively exploring strategic partnership opportunities in other regions.

●	Investigate possible therapeutic combinations of Aramchol with drugs manufactured by others. We are seeking to co-develop Aramchol as a best in class drug with drugs manufactured by others in order to increase the commercial opportunities of Aramchol.

●	In-license, develop or acquire additional drug candidates. To diversify and expand our product pipeline, we are currently evaluating the acquisition or in-licensing of additional product candidates and technologies.

Strategic Collaborations, Research Arrangements and other Agreements

Samil Pharma. Co., Ltd.

On July 28, 2016, we entered into a license agreement, referred to herein as the Samil Agreement, with Samil for the commercialization of Aramchol (with the option to manufacture) in the Republic of Korea, or the Territory.

Under the terms of the Samil Agreement, the Company has granted Samil an exclusive licence, or the Samil License, for fatty liver indications including NASH, or the Field of Use, in the Republic of Korea, or the Territory to such information concerning Aramchol as may be required to support Samil’s applications for regulatory approvals, or the Licensed Information, and the patents for the import, marketing, use, sale, offer for sale, commercialisation and distribution (and, if the option is exercised, manufacture) of Aramchol in tablet form, or any other physical form as may be produced or manufactured by or on behalf of Galmed or by a third party for Galmed and, if the option set out below is exercised, any products within the Field of Use, the development, manufacture or sale of which is based, in whole or in part, on, or involves the use of, the Licensed Information or covered under any patent, or the Product.

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

In the event that we do not achieve the primary endpoint as defined in the study protocol, or Successful Completion, of the ARREST Study, we shall as soon as practicable notify Samil of the non-achievement of such Successful Completion, and within 60 days thereof, notify Samil in writing either: (i) that we have decided not to develop the Licensed Information further for the Field of Use, or the Cessation Notice, or (ii) that we intend to continue with such development notwithstanding the non-achievement of such Successful Completion, or the Licensor Continuation Notice. Also, in the event that we do not achieve the Successful Completion of the potential Phase 3 Study, we shall, as soon as practicable, notify Samil accordingly, or the Notice of Non-Success. Samil shall thereafter have the option, by notice in writing served to us within 45 days of Samil’s receipt of either a Cessation Notice, a Licensor Continuation Notice or a Notice of Non-Success, as applicable, to indicate its intention either: (i) to terminate the Samil License, or (ii) to continue research and development of the Licensed Information in the Field of Use in the Territory, or the Licensee Continuation Notice. In the event Samil shall serve a Licensee Continuation Notice following the service of a Cessation Notice or a Notice of Non-Success, any such continuation by Samil shall be subject to the entry by Samil into a written agreement with us as to the terms and conditions which would govern such continued research and development, which would be carried out according to Samil’s own development plan and at its sole expense. In the event Samil serves a Licensee Continuation Notice following the service of a Licensor Continuation Notice, or Agreed Continuation, the Samil Agreement shall continue in accordance with its terms. In August 2018, Samil sent a Licensee Continuation Notice to us.

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

As a result of the success in the Phase 1 study, we exercised our option and on June 28, 2021, we entered into a license agreement with Yissum pursuant to which Yissum granted us a worldwide, exclusive and irrevocable license to develop and commercialize Amilo-5MER. In November, 2021, the grant of the license took effect when it was approved by the Israel Innovation Authority. Under the license agreement, we are responsible for carrying out the development and commercialization of Amilo-5MER and the prosecution and maintenance of the licensed patents under the license agreement. In consideration for the grant of the license, we have agreed to pay to Yissum an upfront license fee of $100,000, payments of up to $950,000 upon meeting certain regulatory milestones, single digit royalties on any future net sales and a share of any sublicense fees. Unless earlier terminated, the license will continue in effect on a product-by-product and country-by-country basis until the later of (i) the expiration of the last to expire patent covering the licensed technology in such country, (ii) the expiration of any exclusivity on Amilo-5MER granted by a regulatory body in such country, and (iii) 15 years from the first commercial sale in such country. The license agreement may be terminated early for material breach or bankruptcy. In addition, we may terminate the license agreement without cause upon 90 days prior written notice to Yissum and Yissum may terminate the license agreement upon written notice to us under certain limited circumstances.

Ascletis Pharma

In September 2020, we announced that we entered into a research agreement with Gannex, a wholly owned company of Ascletis aiming at combination therapy of ASC41 (THR-beta agonist) and Aramchol (SCD 1 inhibitor) for the treatment NASH.

ASC41 is an oral thyroid hormone receptor beta (THR-beta) agonist which recently received IND approval from China’s NMPA to conduct clinical trials for Non-alcoholic Steatohepatitis (NASH) indication. In a Phase 1 study in 65 subjects with elevated low-density lipoprotein cholesterol (LDL-C) (> 110 mg/dL), a population characteristic of NAFLD, Ascletis reported that preliminary data suggested that ASC41 was safe and well tolerated up to a dose of 20 mg and in the multiple-ascending dose portion of the study, preliminary data suggest that after 14 days of once daily oral dosing, subjects demonstrate clinically meaningful and statistically significant reduction in LDL-C and triglycerides compared to placebo. We do not plan on proceeding with further research in combination therapy of ASC41 (THR-beta agonist) and Aramchol (SCD 1 inhibitor) for the treatment NASH.

MyBiotics

In November 2020, we announced that we entered into a research and development collaboration agreement with MyBiotics Pharma Ltd., or MyBiotics, to identify and optimize the selected microbiome repertoire associated with the response to Aramchol. The research focused on development of a standalone microbiome-based treatment for NASH and fibrosis. We do not plan on proceeding with further research.

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

Along with our Phase 3 Aramchol study, other companies, including Madrigal Pharmaceuticals, Inc., Intercept Pharmaceuticals, Inventiva Pharma, Cirius Therapeutics and Novo Nordisk A/S, have molecules currently in Phase 3 clinical development. Additionally, there are a host of other potential competitors in earlier stages of clinical development relative to us for the treatment of NASH. Eli Lilly and Company, Pfizer, Novartis, Bristol-Myers Squibb, Novo Nordisk A/S, Merck, Viking Therapeutics, Inc., Metacrine, Inc., Poxel SA, Can-Fite BioPharma, 89bio, Inc., Sagimet Biosciences Inc. Terns, Inc., AstraZeneca and Hepanova Inc. and others.

In February 2019, Intercept Pharmaceuticals announced its Phase 3 results of their OCA drug for the treatment of liver fibrosis due to NASH and Intercept reported that it submitted an NDA to the FDA seeking accelerated approval of OCA for NASH and an MAA to the EMA. According to Intercept, in June 2020 it received a CRL from the FDA with respect to its NDA for OCA for liver fibrosis due to NASH and the CRL indicated that, based on the data the FDA had reviewed, the FDA has determined that the predicted benefit of OCA based on a surrogate histopathologic endpoint remains uncertain and does not sufficiently outweigh the potential risks to support accelerated approval for the treatment of patients with liver fibrosis due to NASH. Furthermore, according to Intecept, the FDA recommended that it submit additional post-interim analysis efficacy and safety data from its ongoing REGENERATE trial in support of potential accelerated approval and that the long-term outcomes phase of the trial should continue. According to Intercept, it is also in the process of generating a new data package from its REGENERATE study using the new liver biopsy consensus read methodology, and if the data supports accelerated approval, it plans to have a potential pre-NDA submission meeting with the FDA during the first half of 2022. Intercept reported that in December 2021, it withdrew its MAA as the established application timeline could not be extended any further to allow for submission of additional safety and efficacy data being generated from the REGENERATE study and the Committee for Medicinal Products for Human Use was not able to determine a positive benefit-risk based on previously submitted data.

Notwithstanding the foregoing, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements—Our market is subject to intense competition. If we are unable to compete effectively, Aramchol or any other product candidate that we develop may be rendered noncompetitive or obsolete” and “Item 3. Key Information—Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements—We are developing Aramchol for the treatment of NASH, an indication for which there are no approved products, and there is significant uncertainty regarding the regulatory approval process. This makes it difficult to predict the timing and costs of the clinical development of Aramchol for the treatment of NASH.”

Intellectual Property and Patent Strategy

The proprietary nature of, and protection for, Aramchol or Aramchol meglumine or Amilo-5MER or any other product candidate and our discovery programs for new indications, processes and know-how are important to our business. We own patent rights to Aramchol and Aramchol meglumine or Amilo-5MER in various jurisdictions worldwide, including within and outside of Israel. We have sought patent protection in the United States and internationally for Aramchol or Amilo-5MER and our discovery programs, and any other inventions to which we have rights, where available and when appropriate. The term of U.S. Patent No. 7,501,403, covering the use of Aramchol for the treatment of fatty liver, has been extended due to patent term adjustments of 567 days, resulting in an effective expiration date of November 3, 2023. We have pending patent applications and have been granted patents directed to composition of matter of Aramchol meglumine as well as a wide range of other salts; a method for treating/inhibiting hepatic fibrosis and non-hepatic fibrosis associated or non-associated with non-alcoholic fatty acid liver disease; and a method of treating dysbiosis. In addition, we have pending patent applications for Aramchol meglumine and other salts, including a low dose composition for Aramchol meglumine and other salts. We have been granted patents for Aramchol meglumine and other salts which includes claims for the treatment of fatty liver in Europe and certain other countries while the composition of matter patent application is still pending in the U.S. and certain other countries (India and Brazil) and we have been granted a patent for Aramchol meglumine in the U.S. Our composition of matter patents which have claims directed to Aramchol meglumine and other salts; and low dose composition thereof, that have been granted - expire in 2034 and 2036, respectively (the low dose compositions US patent 2036 expiration is subject to terminal disclaimer (TD) over pending US patent application directed to Aramchol meglumine and other salts which will expire, if granted, at 2034), subject to appropriate maintenance, renewal, annuity or other governmental fees being paid. We have since been granted a patent in U.S. directed to a method for treating hepatic fibrosis non-associated with non-alcoholic fatty acid liver disease that will expire in 2037; and additional patent was granted in U.S., directed to a method of treating dysbiosis, that will expire in 2038 (including PTA). Also, a patent application was granted in Israel, directed to aramchol used in hepatic fibrosis treatment wherein administration regime is twice a day (BID).

We have a pending PCT international application, filed 2022, directed to composition of matter of scrambled variants of Amilo-5MER, and uses thereof (cancer and inflammatory disease treatment). “GALMED RESEARCH AND DEVELOPMENT LTD” is a co-applicant in this application with “YISSUM RESEARCH DEVELOPMENT COMPANY OF THE HEBREW UNIVERSITY OF JERUSALEM LTD”. The patent term for this patent family is due to expire about on March 15, 2042, not including any patent term extension.

We have an exclusive license to a US granted patent directed to Amilo-5MER and anti-inflammatory compositions thereof. The US Patent will be in full force and effect until July 15, 2035 subject to PTE of 84 day.

We also have a pending PCT international application, filed 2021, directed to peptides for treating acute respiratory distress syndrome. “GALMED RESEARCH AND DEVELOPMENT LTD” is a co-applicant in this PCT application with “YISSUM RESEARCH DEVELOPMENT COMPANY OF THE HEBREW UNIVERSITY OF JERUSALEM LTD. The patent term for this patent family is due to expire about on, 2041, not including any patent term extension.

Our policy is to pursue, maintain and defend patent rights, whether developed internally or licensed from third parties, and to protect the technology, inventions and improvements that are commercially important to the development of our business. We also rely on trade secrets that may be important to the development of our business.

Patent Portfolio for Aramchol and Aramchol Meglumine

The patent portfolio for Aramchol contains eight patent families including pending patent applications and granted patents directed to composition of matter, manufacturing methods and methods of use.

The first patent family discloses and claims additional FABACs with different conjugation moieties, as well as the use of these and the compounds disclosed in the first patent family above, including Aramchol, in the treatment of fatty liver, reduction of serum cholesterol and treatment of hyperglycemia and diabetes. This patent family includes a U.S. patent directed to the treatment of fatty liver a U.S. patent directed to reduction of serum cholesterol by administering additional forms of FABACs, and a U.S. patent (Continuation-in-Part) directed to the treatment of hyperglycemia and diabetes. This patent family also includes two European patents, one patent which was validated in Austria, Belgium, Cyprus, Denmark, Finland, France, Germany Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom, and the second patent which was granted in Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Spain, Sweden, Switzerland, Turkey and the United Kingdom. The family also includes patents in Australia, Canada, China, Czech Republic, Azerbaijan, Belarus, Kyrgyzstan, Kazakhstan, Russian Federation, Indonesia, Japan, Korea, Israel, Mexico, New Zealand, Norway, Poland, Hungary and the Ukraine. A foreign patent application is granted in the Czech Republic. The non-extended patent term for this patent family expired on April 15, 2022, with the exception of the Israeli patent, which expired on April 17, 2021. The terms of the U.S. patents in this family have been extended due to patent term adjustments of 567 days for U.S. Patent 7,501,403, which is directed to the treatment of fatty liver, and 24 days for U.S. Patent 8,110,564, which is directed to reduction of serum cholesterol, and 356 days for U.S. Patent 8,975,246, which is directed to disorders associated with altered glucose metabolism or insulin action.

A second patent family directed to topical uses of FABAC compounds (anti-acne) was granted in Europe and maintained in Germany, France, Italy, the Netherlands and the United Kingdom. If appropriate and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire in August 2033, not including any patent term extension.

A third patent family discloses and claims second generation FABAC salt compounds include Aramchol meglumine. This patent family includes pending U.S., Brazil and India applications and granted patents in Europe (maintained in Albania, Austria, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, Greece, Hungary, Iceland, Italy, Latvia, Lithuania, Macedonia, Malta, Norway, Poland, Portugal, Romania, San Marino, Serbia, Slovakia, Slovenia, Spain, Sweden, The Netherlands, Turkey, Belgium, France, Germany, Ireland, Luxembourg, Malta, Monaco, Switzerland and United Kingdom), China, Hong Kong, Macau, Canada, Israel, Korea and in Japan, as well as in Australia. If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire in December 4, 2034, not including any patent term extension.

A fourth patent family having one U.S. patent application, discloses and claims compositions comprising low doses of the second generation FABAC compounds Aramchol meglumine and other salts which was granted by the USPTO. When the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire in June 2036 (subject to terminal disclaimer (TD) over pending US patent application directed to Aramchol meglumine and other salts, which expires in December 2034).

A fifth family is directed to treatment for modulating gut microbiota and/or dysbiosis using Aramchol. This patent family includes a granted patents in Israel, and U.S.; allowed patent application in Mexico; and pending foreign patent applications in Brazil, Canada, China, Europe, Hong Kong and Japan. When the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire in January 2036, not including any patent term extension. In U.S. the granted patent has a patent term adjustment (681 days), hence it is due to expire about December 2038.

A sixth patent family and eighth family, both having PCT international applications filed in 2017 and two pending US applications, are directed to uses of Aramchol and Aramchol meglumine for treating and inhibiting fibrosis. The two PCT applications entered National Phase in Australia, Brazil, Canada, China, Europe, Hong-Kong, Israel, Japan, Korea and Mexico. If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term of this patent family is due to expire in November 2037, not including any patent term extension. Additionally, a U.S. patent application directed to a method for treating hepatic fibrosis non-associated with non-alcoholic fatty acid liver disease – was granted, and is due to expire in October 2037. In addition, a US continuation-in-part claiming priority to all of the above applications was filed in November 2018 and claims the treatment and inhibition of fibrosis by a regimen of 300 mg of Aramchol twice daily. The improved bio-availability of Aramchol is supported by the pharmacological model based on the preclinical and the ARREST data. Also, PCT application directed to treatment and inhibition of fibrosis by a regimen of 300 mg of Aramchol twice daily entered national phase in: Australia, Brazil, Canada, China, Europe, Israel and Mexico. The Israeli national phase directed to the treatment and inhibition of fibrosis by a regimen of 300 mg of Aramchol twice daily – was granted. If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term of this patent family is due to expire in October 2039, not including any patent term extension.

A seventh patent family is directed to a combination therapy of FABAC and at least one thyroid hormone receptor agonist or thyroid hormone mimetic for treating fatty liver disease; and has a PCT application which entered National Phase in: Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan, Korea, Mexico and U.S. The patent term for this patent family is due to expire in September 3, 2038, not including any patent term extension.

Patent Portfolio for Amilo-5MER

The patent portfolio for Amilo-5MER contains three patent families including pending patent applications and granted patents directed to composition of matter and methods of use.

The first patent family is directed to Amilo-5MER and anti-inflammatory compositions thereof. GALMED RESEARCH AND DEVELOPMENT LTD has an exclusive license to the U.S. granted patent within this family, and this U.S. patent will expire at October 2035, including 84 days of patent term adjustment. GALMED RESEARCH AND DEVELOPMENT LTD has also exclusive licenses to the corresponding granted patents in Europe, Australia, Japan, China and India. The corresponding applications in Brazil, Korea and Canada are pending. The non-US patent term is due to expire on July 2035,.

The second patent family is directed to composition of matter of scrambled variants of Amilo-5MER, and uses thereof (cancer and inflammatory disease treatment). This family includes a pending PCT international application. “GALMED RESEARCH AND DEVELOPMENT LTD” is a co-applicant in this application with “YISSUM RESEARCH DEVELOPMENT COMPANY OF THE HEBREW UNIVERSITY OF JERUSALEM LTD”. The patent term for this patent family is due to expire about on March, 2042, not including any patent term extension.

The third patent family is directed to peptides for treating acute respiratory distress syndrome. This family includes a pending PCT international patent application. “GALMED RESEARCH AND DEVELOPMENT LTD” is a co-applicant in this PCT application with “YISSUM RESEARCH DEVELOPMENT COMPANY OF THE HEBREW UNIVERSITY OF JERUSALEM LTD”. The patent term for this patent family is due to expire about on August 2041, not including any patent term extension.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and other product candidates and the methods used to develop and manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We believe that our patents provide broad and comprehensive coverage of Aramchol and the Amilo-5MER and uses thereof. However, the patent positions of biopharmaceutical companies, such as ourselves, are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for the technology will depend on our success in obtaining effective claims and enforcing those claims once granted. There is no certainty that any of the Company’s pending patent applications will result in the issuance of any patents. The issued patents and those that may be issued in the future, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued or future patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of such patent. For more risks associated with the protection of our licensed intellectual property, see “Item 3. Key Information—Risk Factors—Risks Related to Our Intellectual Property.”

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

Government Regulation and Product Approval

Governmental authorities in the United States and in other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those we are developing. Aramchol or any other product candidate must be approved by the FDA through the NDA process before they may be legally marketed in the United States and by the Committee on Human Medicinal Products, or CHMP, via the EMA and European Commission through the MAA process before they may be legally marketed in Europe, or MHRA through its authorization procedures before they may be legally marketed in the UK. Aramchol or any other product candidate will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

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

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for Aramchol, Amilo-5MER or any other product candidate will be granted on a timely basis, if at all.

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

See also “Item 3. Key Information—Risk Factors—Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements - We are developing Aramchol for the treatment of NASH, an indication for which there are no approved products, and there is significant uncertainty regarding the regulatory approval process. This makes it difficult to predict the timing and costs of the clinical development of Aramchol for the treatment of NASH.”

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

In addition, in some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for Aramchol, Amilo-5MER or any other product candidate. Historically, products launched in the EU do not follow price structures of the United States and generally tend to be significantly lower.

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

The withdrawal of the United Kingdom (UK) from the EU took effect on January 1, 2021, and there are 27 member states remaining in the EU. As of January 1, 2021, the UK is a “third country” with regard to the EU (subject to the terms of the EU UK Trade Agreement) and EU law ceased to apply directly in the UK. However, the UK has retained the EU medicines regulatory regime with certain modifications as standalone UK legislation. Therefore, the UK regulatory regime is currently similar to EU regulations, but under new legislation, the Medicines and Medical Devices Act 2021, the UK may adopt changed regulations that may diverge from the EU legislative regime for medicines and their research, development and commercialization. In order to market a medicinal product in the UK, a license or marketing authorization must be obtained from the UK Medicines and Healthcare Products Regulatory Agency (MHRA). The UK legislation includes multiple assessment routes for applications for medicinal products, including a 150-day national assessment or a rolling review application. Further, and for a transitional period until 31 December 2022, the MHRA may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure. In addition, the MHRA has the power to have regard to marketing authorizations approved in EU member states through the decentralized and mutual recognition procedures.

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

Irrespective of whether the medicinal product is assessed centrally, de-centrally or through a process of mutual recognition, the medicinal product must be manufactured in accordance with the principles of GMP as set out in Directive 2001/83/EC and Directives 2017/1569 and 2017/1572/EU that have replaced Directive 2003/94/EC. Directive 2003/94/EC will still be applicable to clinical trials conducted in accordance with the former regime under transitional provisions.

Directive 2017/1572/EU and Volume 4 of the rules governing medicinal products in the European Union govern GMP in the EU. Moreover, EU law requires the clinical results in support of clinical safety and efficacy based upon clinical trials conducted in the EU to be in compliance with the requirements of Regulation (EU) 536/2014 on clinical trials with medicinal products for human use and Implementing Regulation 556/2017 on GCP-inspections which implement good clinical practice in the conduct of clinical trials on medicinal products for human use. Clinical trials conducted outside the European community and used to support applications for marketing within the EU must have been conducted in a way consistent with the principles set out in Regulation (EU) 536/2017. The conduct of a clinical trial in the EU requires, pursuant to Regulation (E) 536/2017, authorization by the relevant national competent authority where a trial takes place, and subject to the relevant national law, an ethics committee to have issued a favorable opinion in relation to the arrangements for the trial. It also requires that the sponsor of the trial, or a person authorized to act on his behalf in relation to the trial, be established in the community. In comparison to the former regime, Regulation (EU) 536/2014 further harmonizes EU law on clinical trials and to some extent facilitates clinical trials conducted in more than one EU Member State. Under Regulation (EU) 536/2014, trial sponsors submit their application for trial approval via an EU Portal. The approvals will still have to be granted by the competent authorities of the EU Member States where a trial takes place, however, the procedure for approval is conducted in a coordinated manner among the concerned EU Member States as provided under Regulation (EU) 536/2014. While the process for the application and granting of the approvals was streamlined, it is still a complex process that can significantly delay the start of a multinational clinical trial.

The UK has not adopted Regulation (EU) 536/2014 with respect to clinical trials in the UK. Instead, the Medicines for Human Use (Clinical Trials) Regulations 2004 applies with respect to clinical trials in the UK. The UK has adopted new legislation, the Medicines and Medical Devices Act 2021 and has issued a consultation with respect to changes to clinical trial legislation to be made under this Act.

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

Post-authorization Obligations

In the pre-authorization phase, the applicant must provide a detailed pharmacovigilance plan that it intends to implement post- authorization. An authorization to market a medicinal product in the EU carries with it an obligation to comply with many post- authorization organizational and behavioral regulations relating to the marketing and other activities of authorization holders. These include requirements relating to post-authorization efficacy studies, post-authorization safety studies, adverse event reporting and other pharmacovigilance requirements, advertising, packaging and labeling, patient package leaflets, distribution and wholesale dealing. The regulations frequently operate within a criminal law framework and failure to comply with the requirements may not only affect the authorization, but also can lead to financial and other sanctions levied on the company in question and responsible officers. EU pharmacovigilance legislation has been significantly modified by the Pharmacovigilance Directive, Dir. 2010/84/EU which amended the legal framework of pharmacovigilance for medicines marketed within the EU provided in Regulation (EC) No 726/2004 with respect to EU authorized medicinal products and in Directive 2001/83/EC with respect to nationally authorized medicinal products (including those authorized through the mutual recognition and decentralized systems). In addition, Commission Implementing Regulation (EU) No 520/2012 outlines the practical details to be respected by marketing authorization holders, national competent authorities and the EMA, and Commission Delegated Regulation (EU) No 357/2014 on post-authorization efficacy studies specifies the situations in which such studies may be required. Furthermore, EU good pharmacovigilance practice (GVP) rules apply. With these pharmacovigilance requirements, the financial and organizational burden on market authorization holders is significant, such as the obligation to maintain a pharmacovigilance system master file that applies to all holders of marketing authorizations granted in accordance with Directive 2001/83/EC or Regulation (EC) No 726/2004. Marketing authorization holders must furthermore collect data on adverse events associated with use of the authorized product outside the scope of the authorization. Pharmacovigilance for biological products and medicines with a new active substance is even stricter, as their authorization is subject to additional monitoring activities.

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

Other Countries

In addition to regulations in the United States, the EU, the UK and Israel, we are subject to a variety of other regulations governing clinical trials and commercial sales and distribution of drugs in other countries. Whether or not Aramchol or any other product candidate receive approval from the FDA, approval of such product candidates must be obtained by the comparable regulatory authorities of countries other than the United States before we can commence clinical trials or marketing of the product in those countries. The approval process varies from jurisdiction to jurisdiction, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials and product licensing vary greatly from country to country.

The requirements that we and our collaborators must satisfy to obtain regulatory approval by government agencies in other countries prior to commercialization of Aramchol or any other product candidate in such countries can be rigorous, costly and uncertain. In the European countries, UK, Canada and Australia, regulatory requirements and approval processes are similar in principle to those in the United States. Additionally, depending on the type of drug for which approval is sought, there are currently two potential tracks for marketing approval in the European countries: mutual recognition and the centralized procedure. These review mechanisms may ultimately lead to approval in all EU countries, but each method grants all participating countries some decision-making authority in product approval. The UK has a separate review period but for a transitional period until 31 December 2022, may rely on approvals under the EU mutual recognition and/or centralized procedure. Foreign governments also have stringent post-approval requirements including those relating to manufacture, labeling, reporting, record keeping and marketing. Failure to substantially comply with these on-going requirements could lead to government action against the product, us and/or our representatives.

Related Matters

From time to time, legislation is drafted, introduced and passed in governmental bodies that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA, MHRA or EMA and other applicable regulatory bodies to which we are subject. In addition, regulations and guidance are often revised or reinterpreted by the national agency in ways that may significantly affect our business and our therapeutic candidates. It is impossible to predict whether such legislative changes will be enacted, whether FDA, MHRA or EMA regulations, guidance or interpretations will change, or what the impact of such changes, if any, may be. We may need to adapt our business and therapeutic candidates and products to changes that occur in the future.

C. Organizational Structure

See “Item 4. Information on the Company—Historical Background and Corporate Structure” above.

D. Description of Property and Facilities

Our corporate headquarters are located at 16 Tiomkin Street, Tel Aviv, pursuant to a lease to occupy approximately 590 square meters of space. On March 22, 2015, GRD entered into the lease agreement with Mintz K. Construction Company for our corporate headquarters. We have since extended the option and extended the lease; most recently in March 2021. The lease expires on March 22, 2023, and we have an option to extend the lease for another year. The aggregate quarterly rental payment, together with adjustments and the maintenance fees, is approximately NIS 134,508 plus VAT (43,250 USD).

ITEM 4A. Unresolved Staff Comments.

None.

ITEM 5. Operating and Financial Review and Prospects.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear elsewhere in this annual report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biopharmaceutical company focused on the development of Aramchol, a liver targeted SCD1, modulator, first in class, novel, oral therapy for the treatment of NASH for variable populations. In September 2019, we initiated our Phase 3 pivotal ARMOR Study to evaluate the efficacy and safety of Aramchol in subjects with NASH and fibrosis. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

To date, we have not generated revenue from the sale of any product, excluding the licensing revenue we recorded in connection with the Samil Agreement, and we do not expect to generate any significant revenue other than the amortization of the upfront payments under the license agreement with Samil and of the subsequent royalties and/or milestones that may be earned in connection with the Samil Agreement or potential other license Agreements, unless and until we commercialize Aramchol, or license the product to additional third parties. As of December 31, 2021, we had an accumulated deficit of approximately $168.2 million.

Our financing activities are described below under “Liquidity and Capital Resources.” Obtaining approval of an NDA, MMA, or other similar application is an extensive, lengthy, expensive and uncertain process, and the FDA, EMA, MHRA and other regulatory agencies may delay, limit or deny approval of Aramchol, Amilo-5MER or any other product candidate.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At December 31, 2021, we had current assets of $36.1 million, which is mainly comprised of cash and cash equivalents of $2.9 million, restricted cash of $0.1 million, and short-term marketable securities of $31.9 million. This compares with current assets of $51.8 million at December 31, 2020, which is mainly comprised of cash and cash equivalents of $6.9 million, restricted cash of $0.1 million, short-term deposits of $3.8 million and short-term marketable securities of $40.1 million. We believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this annual report. However, additional funding will be necessary to fund our ARMOR Study, our Amilo-5MER program and ongoing research and development work and to advance our product candidates through regulatory approval and into commercialization, if approved. We intend to obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. Specifically, the COVID-19 pandemic has significantly disrupted global financial markets, and may limit our ability to access capital, which could in the future negatively affect our liquidity. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, Amilo-5MER and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

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

As of December 31, 2021, management evaluated the remaining clinical and regulatory milestones and determined that the variable consideration should not be recorded as revenue for the period ended December 31, 2021. The Company will re-evaluate the transaction price in each reporting period when events whose outcomes are resolved or other changes in circumstances occur that would indicate it is appropriate to recognize variable consideration as revenue

Costs and Operating Expenses

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

While we are currently focused on advancing Aramchol’s and Amilo-5MER’s development, our future research and development expenses will depend largely on the duration of the ARMOR study, the number of enrolled patients, the clinical success of Aramchol, as well as ongoing assessments of the Aramchol’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidate in certain indications in order to focus our resources on more promising indications for such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

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

Financial Income, Net

Our financial income consists mainly of interest income from marketable debt securities and short-term deposits, as well as gains from realization of marketable debt securities and foreign currency gains. Our financial expense consists of fees associated with banking activities and losses from realization of marketable debt securities and foreign currency losses.

A. Results of Operations

The table below provides our results of operations for the year ended December 31, 2021 as compared to the year ended December 31, 2020.

	Year Ended December 31,
	2020	2021
	(thousands)
Research and development expenses	$26,082	$27,220
General and administrative expenses	4,128	5,661
Operating loss	30,210	32,881
Financial income, net	(1,439)	(414)
Net loss	$28,771	$32,467
Comprehensive loss	$28,534	$32,910
Basic and diluted net loss per share from continuing operations	$1.35	$1.32

Research and Development Expenses

Our research and development expenses amounted to approximately $27.2 million during the year ended December 31, 2021, representing an increase of approximately $1.1 million, or approximately 4%, compared to approximately $26.1 million for the year ended December 31, 2020. The increase primarily resulted from an increase in clinical studies in the amount of approximately $1.7 million partially offset by a decrease in drug development expenses in the amount of approximately $0.8 million.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $5.7 million for the year ended December 31, 2021, representing an increase of approximately $1.6 million, or 39%, compared to approximately $4.1 million for the year ended December 31, 2020. The increase primarily resulted from an increase in salaries and benefits of $0.8 million, as well as an increase in the cost of our D&O insurance policy premium of approximately $0.5 million.

Operating Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to generate substantial operating revenues, our operating loss for the year ended December 31, 2021 was approximately $32.9 million, representing an increase in our operating loss of approximately $2.7 million, or approximately 9%, compared to approximately $30.2 million for the year ended December 31, 2020.

Financial Income, Net

Our financial income, net, for the year ended December 31, 2021 was approximately $0.4 million, representing a decrease of approximately $1.0 million, or approximately 71%, compared to approximately $1.4 million for the year ended December 31, 2020. The decrease primarily resulted from a decrease in interest income from marketable debt securities and short-term deposits, as compared to such income for the comparable period in 2020.

Net Loss

Our net loss for the year ended December 31, 2021 was approximately $32.5 million, representing an increase of approximately $3.7 million, or approximately 13%, compared to approximately $28.8 million for the year ended December 31, 2020. The increase primarily resulted from the above-mentioned increase in research development expenses.

B. Liquidity and Capital Resources

Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings.

We have incurred substantial losses since our inception. As of December 31, 2021, we had an accumulated deficit of approximately $168.2 million and working capital (current assets less current liabilities) of approximately $30.2 million. Due to our expectation that we will continue to not generate substantial revenues for the foreseeable future, we expect that losses will continue for the foreseeable future.

As of December 31, 2021, we had cash and cash equivalents of approximately $2.9 million, restricted cash of $0.1 million, and marketable debt securities of approximately $31.9 million invested in accordance with our investment policy, totaling approximately $34.9 million, as compared to cash and cash equivalents of approximately $6.9 million, restricted cash of $0.1 million, short-term deposits of approximately $3.8 million and marketable debt securities of approximately $40.1 million, totaling approximately $51.0 million as of December 31, 2020. The decrease is mainly attributable to the $32.9 million negative cash flow from operating expenses during the year ended December 31, 2021, partially offset by the $17.4 million net raised from our ATM offering program and underwritten public offering.

The following table summarizes our significant contractual obligations at December 31, 2021.

		Less than 1
	Total	year	1 – 3 years
	(in thousands)
Facility leases (1)	$376	$161	$215
Car leases	41	24	17
Total	$417	$185	$232

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

Other than as described above, we did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2021.

Cash Flow from Operating Activities

We had negative cash flow from operating activities of approximately $32.9 million for the year ended December 31, 2021 as compared to a negative cash flow from operating activities of approximately $26.3 million for the year ended December 31, 2020. The negative cash flow from operating activities for the year ended December 31, 2021 was mainly attributable to our net loss of approximately $32.5 million.

Cash Flow from Investing Activities

We had positive cash flow from investing activities of approximately $11.4 million for the year ended December 31, 2021 as compared to a positive cash flow from investing activities of approximately $16.5 million for the year ended December 31, 2020. The positive cash flow from investing activities for the year ended December 31, 2021 was primarily due to the net maturity of short-term deposits in the amount of approximately $3.8 million, and the net sale of marketable debt securities in the amount of approximately $7.7 million.

Cash Flow from Financing Activities

We had positive cash flow from financing activities of approximately $17.4 million for the year ended December 31, 2021 as compared to a positive cash flow from financing activities of $0.8 million for the year ended December 31, 2020. The positive cash flow from financing activity for the year ended December 31, 2021 was due to proceeds from our ATM Offering and our public offering.

On May 15, 2020, we amended and restated the Sales Agreement dated December 22, 2017 between us and Stifel, Nicolaus & Company, Incorporated, or Stifel, to include Cantor Fitzgerald & Co., or Cantor as an additional sales agent for our “at the market offering” program, or the A&R Sales Agreement. During February 2021, we sold an additional 1,541,400 ordinary shares under the ATM offering program for total net proceeds of approximately $8.1 million. On March 25, 2021, we agreed with Cantor and Stifel to terminate, with immediate effect, the A&R Sales Agreement, among the Company, Stifel and Cantor.

On March 26, 2021, we entered into a new Sales Agreement with Cantor and Canaccord Genuity LLC as sales agents, or the Sale Agents, pursuant to which we may offer and sell our ordinary shares, par value NIS 0.01 per share, having an aggregate offering price of up to $50.0 million, from time to time through the Sales Agents. Under the new Sales Agreement, we may sell, from time to time, up to approximately $50.0 million of additional ordinary shares subject to limitations under the Baby Shelf Rule.

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

The extent of our future capital requirements will depend on many other factors, including:

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the regulatory pathway of Aramchol, Amilo-5MER or any other product candidate;

●	the scope, prioritization and number of our clinical trials and other collaboration, research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol, Amilo-5MER or any other product candidate;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for Aramchol, Amilo-5MER or any other product candidate;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol, Amilo-5MER or any other product candidate;

●	market conditions; and

●	the impact of the COVID-19 pandemic and the Russian invasion of Ukraine, which may exacerbate the magnitude of the factors discussed above.

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

While our significant accounting policies are described in more detail in the notes to our audited consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements:

Accounting for stock-based compensation:

We grant equity-based awards under share-based compensation plans. We estimate the fair value of share-based payment awards using the Black-Scholes option valuation model. The Black-Scholes option valuation model requires the input of subjective assumptions, including price volatility of the underlying stock, risk-free interest rate, dividend yield, and expected life of the option. Share-based compensation expense is based on awards ultimately expected to vest, and therefore is reduced by expected forfeitures. Changes in assumptions used under the Black-Scholes option valuation model could materially affect our net loss and net loss per share.

Accounting for Marketable Debt Securities

Our debt securities are classified as available-for-sale and recorded at fair value. We determine the appropriate classification of investments in debt securities at the acquisition date and re-evaluates the classification at each balance sheet date. Unrealized gains and losses during the year, net of the related tax effect applicable to available-for-sale are excluded from income and reflected in other comprehensive income (loss) as a separate component of shareholders’ equity until realized. Prior to January 1, 2020, if a decline in fair value was deemed to be other-than-temporary, the investment was written down to its fair value and the amount of the write-down is recorded as an other-than-temporary impairment (“OTTI”) loss on the statement of operations. As the result of the adoption of Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instrument (“ASU 2016-13”) beginning on January 1, 2020, we instead assess the need at each period end to record an allowance for credit loss. Any portion of the market decline related to debt securities that is believed to arise from factors other than credit is recorded as a component of other comprehensive income (loss) rather than against income.

Revenue recognition

We have entered into the Samil Agreement for the commercialization of Aramchol in Korea. Under the terms of the Samil Agreement, we have received upfront and milestone payments, and may be eligible to receive additional payments for development and regulatory milestones. In accordance with ASC 606 we determined that the Agreement included a combined performance obligation representing the delivery of the exclusive license and completion of the ARREST study. We will re-evaluate the transaction price in each reporting period when events whose outcomes are resolved or other changes in circumstances occur that would indicate it is appropriate to recognize variable consideration as revenue

ITEM 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

Set forth below is information concerning the directors, senior management and executive officers of the Company as of April 15, 2022, the latest practicable date for inclusion in this annual report. The business address for each of our directors, senior management and corporate officers is c/o Galmed Pharmaceuticals Ltd., 16 Tiomkin St., Tel Aviv 6578317, Israel.

Name	Age	Position

Allen Baharaff	57	President and Chief Executive Officer, Class II Director

Dr. Liat Hayardeny	55	Chief Scientist Officer

Doron Cohen	55	Chief Financial Officer

Yohai Stenzler	39	Chief Accounting Officer

Guy Nehemya	37	Chief Operating Officer and Data Protection Officer

David Sidransky, M.D.(1)(2)(3)(4)(5)	61	Lead Independent Director and Chairman of the R&D Committee, Chairman of our Nomination Committee, Chairman of our Remuneration Committee, and Class III director

Shmuel Nir(2)(3)(4)(5)	60	Class I Director

Amir Poshinski(2)(3)(4)(5)	61	Chairman of our Audit Committee, Class III director

Carol L. Brosgart, M.D. (1) (2)	70	Class I Director

Marshall Heinberg (2)	65	Class II Director

(1)	A member of our research & development committee.

(2)	Independent director under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board.

(3)	A member of our audit committee.

(4)	A member of our remuneration committee.

(5)	A member of our nomination committee.

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

Doron Cohen, our Chief Financial Officer, joined the Company in February 2022, after providing the Company consulting services, including with respect to management of the Company’s funds, since 2018. Mr. Cohen brings more than twenty-five years of experience in the global financial markets, including significant experience on the buy side of life sciences companies. Since 2016, Mr. Cohen has served as Chief Executive Officer at Tangram Strategic Ltd., a boutique investment firm offering strategic solutions in economic & financial research, risk and regulation. Before that, between 1992 and 2017, Mr. Cohen served as Research Director at Gems Investments Research Ltd., an investment research company. During his tenure there, he provided research to hedge funds and managed three teams of analysts, focusing on investment research, operations research, and risk analysis. Prior to that from 1990 to 1992, Mr. Cohen served as Director of Public Relations at the World Union of Jewish Students. Mr. Cohen holds a Master of Science degree in management from Boston University, and a Bachelor’s degree in philosophy and political science from the University of New South Wales.

Yohai Stenzler, our Chief Accounting Officer, has served in such capacity since February 2022. Mr. Stenzler joined the Company in June 2014 as the Company’s corporate controller, and later on served as the Company’s Director of Finance. Between February 2017 to February 2022, Mr. Stenzler served as our Chief Financial Officer. Mr. Stenzler has six years of financial management experience as an accountant at the real estate department at Ernst & Young LLP, where he was involved in financing, taxes, auditing, advising and accounting of public and private companies, both domestic and international. Mr. Stenzler is a certified CPA and holds a MBA in Finance from Recanati Business School at Tel Aviv University, and a BA in Economics and Accounting from Ben-Gurion University of the Negev.

Guy Nehemya, our Chief Operating Officer and Data Protection Officer, has served in each role since January 2019 and March 2021, respectively. Between March 2017 and January 2019, Mr. Nehemya served as our Vice President, Operations. Mr. Nehemya joined the Company in October 2013 as the Company’s Director of Operations, after completing his internship at Agmon, Rosenberg, HaCohen & Co. Law Offices. Mr. Nehemya was a key member of management during the Company’s initial public offering and execution thereof. Mr. Nehemya holds a LL.B. from the College of Management and is currently completing his MBA degree at the IDC Herzliya. Mr. Nehemya has been a member of the Israeli Bar Association since 2012.

David Sidransky, M.D., the chairman of our Nomination, Remuneration and R&D Committees, joined our Board in June 2014, originally as an external director. Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He serves as the Director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins University. He is a Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at Johns Hopkins University and Hospital. Dr. Sidransky has written over 600 peer-reviewed publications and has contributed to more than 60 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award and 2017 Team Award presented by the American Association of Cancer Research. Dr. Sidransky has served as Vice Chairman of the Board of Directors of ImClone. He is Chairman of the Board of Advaxis Inc. (Nasdaq: ADXS), and is a lead director at Champions Oncology and on the board of directors of Orgenesis (Nasdaq: ORGS), Ayala Pharma (Nasdaq: AYLA) andAscentage Pharma. He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In addition, Dr. Sidransky served as Director of American Association for Cancer Research from 2005 to 2008. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.

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

Amir Poshinski, joined our Board in June 2020. Mr. Poshinski is an entrepreneur with over 20 years’ management and leadership experience across multiple industries, including technology, biotechnology, banking and real estate. Mr. Poshinski is the owner of DAP Holdings, through which he has acted since 2010 as a management consultant and strategic advisor to global companies. Mr. Poshinski currently serves as a member of the advisory board of Benson Oak Ventures, a venture focused fund, as well as several other private companies. Prior to 2010, Mr. Poshinski served as Deputy CEO of Primsa Investment House, which at the time was Israel’s largest investment house, Deputy CEO of Discount Mortgage Bank, the real estate lending arm of one of Israel’s largest banks, VP of Marketing at Comverse, a telecommunications software company that was listed on Nasdaq, VP Marketing, Sales and Advertising of Mifal Hapayis, Israel’s national lottery, and VP and Deputy CEO of the Economic Company of the Israeli Local Authorities Association. Mr. Poshinski previously served on the board of directors of each of TAS-AGT (a TATA joint venture), Excellence Nessuah Mutual Funds, and Therapix Biosciences (Nasdaq: TRPX) as well as several other private companies. Mr. Poshinski holds a B.A. in Business Administration and Marketing from the New York Institute of Technology.

Carol L. Brosgart, M.D. joined our Board on June 7, 2017. Dr. Brosgart served as a member of Tobira Therapeutics’s Board of Directors from 2009 until it was acquired by Allergan in 2016 and on the Board of Juvaris, a vaccine company acquired by Bayer. Since January 2018, she serves on the Board of Directors of Abivax, a biotechnology company, headquartered in Paris, working on HIV Cure and inflammatory diseases. Since June 2021, Dr. Brosgart also serves on the Board of Intrivo Diagnostic and Mirum Pharmaceuticals (Nasdaq: MIRM) since June 2021. Dr. Brosgart serves as a consultant to Dynavax, Allergan and a number of biotechnology companies in the areas of liver diseases and infectious diseases and on the Board of Enochian, focusing on HIV Cure. Dr. Brosgart currently serves on the Steering Committee of the National Viral Hepatitis Roundtable, the Executive Committee of the Forum for Collaborative Research, the Steering Committee of the HBV Cure Group at the Forum, and is on the Board of Directors of the Hepatitis B Foundation and the Northern California American Liver Foundation and the Board of Berkeley Community Scholars. She is active in the public policy arena for AASLD and IDSA/HIVMA. Dr. Brosgart served as Senior Advisor on Science and Policy to the Division of Viral Hepatitis at the CDC and to the Viral Hepatitis Action Coalition at the CDC Foundation from 2011 to 2013. Dr. Brosgart has also served as a member of the clinical faculty of the School of Medicine at the University of California, San Francisco for the past four decades, where she is a Clinical Professor of Medicine, Biostatistics and Epidemiology in the Division of Global Health and Infectious Diseases. In 2011, Dr. Brosgart served as Chief Medical Officer at biotechnology company Alios BioPharma, Inc. Prior to Alios, Dr. Brosgart served as Senior Vice President and Chief Medical Officer of Children’s Hospital & Research Center in Oakland, California, from 2009 until February 2011. Previously, she served for eleven years, from 1998 until 2009, at the biopharmaceutical company Gilead Sciences, Inc., where she held a number of senior management roles, most recently as Vice President, Public Health and Policy and earlier as Vice President, Clinical Research and Vice President, Medical Affairs. Prior to Gilead, Dr. Brosgart was the Medical Director of the East Bay AIDS Center in Berkeley, California (1987-1998) and the Medical Director of the Central Health Center for the Alameda County Public Health Department (1978-1987). Dr. Brosgart received a B.S. in Community Medicine from the University of California, Berkeley and received an M.D. from the University of California, San Francisco. Her residency training was in pediatrics, public health and preventive medicine at UCSF and UC Berkeley School of Public Health. She has published extensively in the areas of HIV, HBV, CMV, and liver disease.

Marshall Heinberg joined our Board on October 14, 2018. Mr. Heinberg has extensive experience relevant to us and insight into the global capital markets and has worked with several life science and technology companies. From 2020 to 2022, Mr. Heinberg served as a Chairman of the Board of PAE Inc, which was acquired by Amentum Government Services Holdings LLC. Mr. Heinberg is the founder and Managing Director of MAH Associates, LLC, which provides strategic advisory and consulting services to various companies, including for the Company from 2013 until September 2018. Mr. Heinberg also serves on the Board of Union Carbide Corporation (subsidiary of Dow Chemical) and of ChannelAdvisor (NYSE: ECOM), since July 2019 and December 2019, respectively and appointed as Chairman of Costume Truck Once Source in April 2020. From April 2017 to December 2019, Mr. Heinberg served on the board of directors of Ecology and Environment (Nasdaq: EEI) and was its Executive Chairman of the Board of Directors until the time that EEI was acquired by WSP. Between January 2010 and March 2021, Mr. Heinberg served on the board of directors of Universal Biosensors (UBI.AX). Mr. Heinberg was a Senior Advisor to Burford Capital (NYSE;BUR) until July 2020. Mr. Heinberg began his investment banking career in 1987 in the Corporate Finance Division of Oppenheimer & Co, Inc., which was acquired by Canadian Imperial Bank of Commerce (CIBC) in 1997. Mr. Heinberg served as Head of the Investment Banking Department and as a Senior Managing Director of Oppenheimer & Co. Inc. from 2008 until 2012, and as the U.S. Head of Investment Banking at CIBC World Markets from 2001 until 2008. Prior to joining Oppenheimer, Mr. Heinberg practiced corporate law for approximately four years. Mr. Heinberg has a B.S. in economics from the Wharton School at the University of Pennsylvania and a J.D. from Fordham Law School.

There are no family relationships between any director or executive officer. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or executive officer was selected as a director or member of senior management, as the case may be.

Scientific Advisory Board

We seek advice from our Scientific Advisory Board generally on scientific and medical matters. Our Scientific Advisory Board includes the following: Professor Vlad Ratziu from the University Pierre et Marie Curie in Paris, France and coordinator of the EU FP7 FLIP consortium; Professor Scott Friedman from the Icahn School of Medicine at Mount Sinai in New York, United States; Professor Arun Sanyal, from the Virginia Commonwealth University in Richmond, Virginia; Professor Jose Mato, from CIC bioGUNE Spain; Professor Shomron Ben-Horin, Chief of the Gastroenterology Department at Sheba Medical Center and Prof. Stephen B. Hanauer from Northwestern Feinberg School of Medicine.

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

Aggregate Executive Compensation

The aggregate compensation, including share-based compensation, paid by us to all of our Office Holders as a group, with respect to the year ended December 31, 2021, was approximately $4.1 million. This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement, vacation or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to Office Holders, and other benefits commonly reimbursed or paid by companies in our industry. In addition to the six current members of the Board (including the Company’s President and Chief Executive Officer), the Company considers seven other individuals, namely three former directors, the former Chief Medical Officer, Chief Scientist Officer, Chief Financial Officer and the Chief Operating Officer, to have been Office Holders in 2021.

As of December 31, 2021, options to purchase 2,152,867 of our ordinary shares granted to our Office Holders as a group were outstanding, of which options to purchase 1,549,117 of our ordinary shares have vested, with a weighted average exercise price of $5.77 per ordinary share.

For outstanding equity-based awards granted to our Office Holders, see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

Individual Compensation of Covered Executives

The following table sets forth the compensation granted to the four most highly compensated Office Holders during or with respect to the year ended December 31, 2021. All amounts reported in the table reflect the cost to the Company, as recognized in its financial statements for the year ended December 31, 2021. The four individuals for whom disclosure is provided are referred to herein as “Covered Executives.”

Information Regarding the Covered Executives	Compensation for Services(1)
		Benefits
	Base	and	Cash	Equity-Based
	Salary	Perquisites	Bonus	Compensation	Other
Name and Principal Position(1)	($)	($)(2)	($)(3)	($)(4)	($)(5)	Total ($)
Allen Baharaff (President and Chief Executive Officer)	631,579	204,511	834,964	803,527	40,000	2,514,580
Dr. Liat Hayardeny (Chief Scientific Officer)	205,077	57,938	-	159,107	-	421,583
Yohai Stenzler (Chief Accounting Officer)	129,288	43,823	-	156,684	-	329,795
Guy Nehemya (Chief Operating Officer and Data Protection Officer)	129,288	39,640	-	156,677	-	325,604

(1)	The above-mentioned executives are all full-time employee of the Company. Cash compensation amounts denominated in currencies other than the Dollar were converted into Dollars at an exchange rate of NIS 3.23 = $1.00, which reflects the average conversion rate for fiscal year ended December 31, 2021.

(2)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car allowance, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security and other benefits and perquisites consistent with the Company’s policies.

(3)	Amounts reported in this column refer to the cash bonuses provided by the Company with respect to 2021, which have been provided for in the Company’s financial statements for the year ended December 31, 2021 (including if such bonuses were paid in 2022). They exclude bonuses paid in 2021 which were provided for in the Company’s financial statements for previous years. Cash bonuses are paid in accordance with the Company’s 2021 Annual Cash Bonus Plan and are intended to promote the Company’s work plan and business strategy by rewarding officers for achievement of the Company’s business and financial goals through teamwork and collaboration. Key performance indicators which are factored into cash bonus determinations are based both on personal evaluation and as well, individual specific and may include: (i) major progress in research and development stages, (ii) the execution of in/out-license transactions, (iii) the execution of strategic collaboration agreements, and (iv) raising funds throughout public offering or a private placement.

(4)	Amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2021 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 to the Financial Statements. For outstanding equity-based awards granted to Covered Executives see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

(5)	Amounts reported in this column include payments made with respect to the year 2021 and recorded in the financial statements for the year ended December 31, 2021 relating to directors’ fees.

Compensation of Directors

As approved by our shareholders at our 2020 annual meeting of shareholders, in connection with their services as directors of the Company, each of our directors from time to time, is entitled to an annual payment of $40,000, plus value-added tax, or VAT, if applicable, and with respect to an expert external director (if applicable), $50,000 plus VAT, payable quarterly at the end of each quarter, and, upon first becoming a member of the Board. As approved by our shareholders at our 2021 annual meeting of shareholders, each of our non-management directors will receive a grant of options to purchase 20,000 ordinary shares, or the Director Options. The Director Options would be granted under the 2013 Plan, at an exercise price equal to the average price of our ordinary shares on the Nasdaq market in the 30 trading days prior to the appointment by the Board or election by the shareholders (as applicable), and would vest over a period of three years, such that the Director Options will vest with respect to 1/3 of the underlying Ordinary Shares on the first anniversary of the grant (i.e., the date of appointment by the Board or election by the shareholders, as applicable), and thereafter, the Director Options will vest with respect to the additional 2/3 of the underlying ordinary shares on an equally quarterly basis, provided that each non-management director continues to serve as a director of us or our affiliates throughout each such vesting date. All unvested options held by a non-management director in office will automatically vest and become exercisable upon the consummation of a Transaction, as such term is defined in the 2013 Plan. The grant is subject to the execution by each director of an option agreement with us confirming the terms and conditions applying to the grant.

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

Employment Agreement with Our President and Chief Executive Officer

On December 30, 2013, we entered into a personal employment agreement with our controlling shareholder, Mr. Allen Baharaff who serves as our president and chief executive officer and as the chairman of our Board, as amended on March 15, 2016, July 20, 2017, August 1, 2019, and August 30, 2021 which provides that Mr. Baharaff’s terms of office and employment are for an undefined term, subject to re-approval under the Companies Law and termination in accordance with the terms of the employment agreement.

Under the current terms of his employment agreement, Mr. Baharaff is entitled to a gross monthly salary of NIS 170,000, following shareholder approval which was obtained at our 2021 annual meeting of shareholders. In addition, Mr. Baharaff will be entitled to an annual cash bonus based on achievement of qualitative and quantitative performance goals and objectives. As approved at our 2021 annual meeting of shareholders the annual cash bonus amount can be of up to six times Mr. Baharaff’s monthly base salary, and the actual bonus paid in a given year shall be determined based on the achievement of certain qualitative and quantitative performance goals and objectives set by our remuneration committee and Board, which effective as of January 1, 2022, does not require further shareholder approval. Mr. Baharaff’s performance goals and objectives for the year 2021 were approved at our 2021 annual meeting of shareholders.

Previously, Mr. Baharaff was entitled to receive the following bonuses (i) upon execution of a Strategic Agreement (as defined below), and subject to the discretion of the Board, a cash bonus in an amount of up to twelve times his monthly base salary. A “Strategic Agreement” means: a license agreement or any other strategic agreement (i.e. research and development, manufacture, distribution, etc.) for the U.S., Europe, Japan or China; (ii) upon consummation of a fund raising (excluding funds received from a Strategic Agreement), and, subject to the discretion of the Board, a cash bonus in an amount of up to ten times his monthly base salary if the funds received by the Company are between $8 Million to $10 million and up to twelve times his monthly base salary if the funds received by the Company are $10 million or more; (iv) upon a Change of Control Event (as defined below), and, subject to the discretion of the Board, a cash bonus in an amount of up to twelve times his monthly base salary, a “Change of Control Event” means: (a) the acquisition of the Company by another entity or individual or group of individuals by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, share purchase or consolidation), unless the Company’s shareholders of record as constituted immediately prior to any such transaction will, immediately after such transaction (by virtue of securities issued as consideration for the Company’s share capital, assets or otherwise) hold more than 50% of the voting power of the surviving or acquiring entity; or (b) a sale of all or substantially all of the assets of the Company.

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

Mr. Baharaff is also entitled to accumulate vacation days for no more than two years. As approved at our 2021 annual meeting of shareholders, unused accumulated vacation days that exceed the number of vacation days that may be accumulated over a two-year period (currently, 48 vacation days) shall be redeemed once a year, on March 1, provided that the redemption will not result in the number of accumulated vacation days following the redemption being less than 48 days, or as otherwise required by law. Accumulated vacation days shall also be redeemed in the event of termination of employment of Mr. Baharaff.

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

On June 16, 2020, our Board appointed Mr. Amir Poshinski as a Class III director, and at our 2020 annual meeting of our shareholders, Mr. Poshinski was elected to serve as a Class III director until the annual general meeting to be held in 2023.

On July 15, 2021, our Board recommended to re-elect each of Prof. Carol Brosgart and Mr. Shmuel Nir as Class I directors, and at our 2021 annual meeting of our shareholders, Prof. Carol Brosgart and Mr. Shmuel Nir’s term was extended until the close of the annual general meeting to be held in 2024, as Class I directors.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Shmuel Nir and Dr. Carol Brosgart serve as our Class I Directors until the close of the annual general meeting to be held in 2024; Allen Baharaff and Marshall Heinberg serves as our Class II Directors until the close of the annual general meeting to be held in 2022; and Dr. David Sidransky and Amir Poshinski serve as our Class III Directors until the close of the annual general meeting to be held in 2023.

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

Director Independence

Following our “opt-out” of the requirement to have external directors serving on our Board, we comply with the director independence requirements and the audit committee and the compensation committee composition requirements under U.S. laws (including applicable Nasdaq Capital Market rules) applicable to U.S. domestic issuers. Our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our Board has determined that Mr. Nir, Mr. Poshinski, Dr. Sidransky, Dr. Brosgart and Mr. Heinberg do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the Nasdaq. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our capital shares by each non-employee director.

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

The Companies Law further requires that: (i) the chairperson of the audit committee must be an external director; (ii) generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee’s meetings and voting sessions, unless such person was invited by the chairperson of the committee for the purpose of presenting a specific subject matter thereof; and (iii) the quorum required for the convening of meetings of the audit committee and for adopting resolutions by the audit committee is a majority of the members of the audit committee, provided that the majority of the members present are independent directors and at least one of them is an external director. As noted, under the Regulation, companies with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law so long as the company satisfies the applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees. In accordance with these Regulations, we elected to “opt out” from such requirements of the Companies Law.

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

Our Board has resolved to delegate to the audit committee the power to pre-approve non-auditing services rendered by the Company’s independent auditors without the need for further approval by our Board. As such, on March 15, 2016, our audit committee approved the adoption of a pre-approval policy, such that the Chairman of the audit committee is authorized to pre-approve any engagement of our independent auditors during a period of twelve months from the date of such approval, for the provision of non-auditing services, for fees not to exceed $20,000, and any such engagement which exceeds $20,000 shall require a pre-approval by the entire audit committee. Once services have been pre-approved, our management must then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the pre-approval policy, and regarding the fees for the services performed.

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

Remuneration Committee

The Companies Law requires public companies to appoint a remuneration committee comprised of at least three directors, including all of the external directors, who must generally also constitute a majority of the members. All other members of the committee, who are not external directors, must be directors who receive compensation consistent with that of external directors and that is in compliance with the Compensation Regulations. In addition, the chairperson of the remuneration committee must be an external director. As noted, under the Regulation, we elected to “opt out” from such requirements of the Companies Law.

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

Under the Compensation Policy, an annual cash bonus that will be awarded to executive officers (other than the CEO) will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by the CEO and may be subject to minimum thresholds. The remuneration committee and the Board will determine any applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout on the basis of, but not limited to, company and individual objectives. Notwithstanding the above, we may determine that, with respect to any executive officer subordinated to the CEO, which does not serve as a director, a portion or all of his or her annual cash bonus will be based on the evaluation of the CEO.

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

D. Employees.

As of December 31, 2021, we had 24 employees, of which 19 were full-time employees and 5 were part-time employees. 18 of the Company’s employees were involved in our clinical and product development operations and 6 served in general and administrative capacities.

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

E. Share Ownership.

The following table sets forth information regarding beneficial ownership of our ordinary shares as of April 15, 2022, the latest practicable date for inclusion in this annual report, held by our directors and executive officers, individually and as a group and beneficial owners of more than 5% of our outstanding shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days after April 15, 2022 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, or other conversion rights, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 25,088,414 ordinary shares outstanding on April 15, 2022.

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

	Number of ordinary	Percentage of ordinary
	shares beneficially	shares beneficially
	owned(1)	owned
More than 5% Holders
BBVF Inc.(2)	1,799,694	7.2%
Directors and Executive Officers
Allen Baharaff(3)	4,468,016	17.1%
Shmuel Nir(4)	125,646	*
Dr. David Sidransky(5)	75,625	*
Dr. Carol L. Brosgart(6)	48,125	*
Marshall Heinberg(7)	34,779	*
Dr. Liat Hayardeny(8)	135,000	*
Yohai Stenzler(9)	126,625	*
Guy Nehemya(10)	114,125	*
Amir Poshinski(11)	17,500	*
Doron Cohen	0	*
All directors and executive officers as a group (10 persons)	5,147,406	19.8%

*Less than 1%.

(1) All options included are either currently exercisable or will be exercisable within 60 days of April 15, 2022.

(2) Based upon information contained in a Statement on Schedule 13G/A filed by the shareholder on February 12, 2021. Shares beneficially owned consist of (i) 923,424 ordinary shares held directly by Biotechnology Value Fund, L.P., or BVF, (ii) 710,895 ordinary shares held directly by Biotechnology Value Fund II, L.P., or BVF2, and (iii) 135,355 ordinary shares held directly by Biotechnology Value Trading Fund OS LP, or Trading Fund OS. BVF I GP LLC, or BVF GP, as the general partner of BVF, may be deemed to beneficially own the 923,424 ordinary shares beneficially owned by BVF. BVF II GP LLC, or BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 710,895 ordinary shares beneficially owned by BVF2. BVF Partners OS Ltd. or Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 135,355 ordinary shares beneficially owned by Trading Fund OS. BVF GP Holdings LLC, or BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 1,634,319 ordinary shares beneficially owned in the aggregate by BVF and BVF2. BVF Partners L.P., or Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 1,799,694 ordinary shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and a certain Partners managed account, or the Partners Managed Account, including 30,020 ordinary shares held in the Partners Managed Account. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,799,694 ordinary shares owned by Partners. Mark N. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 1,799,694 ordinary shares beneficially owned by BVF Inc. BVF GP disclaims beneficial ownership of the ordinary shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the ordinary shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the ordinary shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the ordinary shares beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Account.

(3) Consists of (i) 3,420,822 ordinary shares, of which 3,416,822 are held through G. Yarom Medical Research Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Baharaff is the controlling shareholder and the chairman of its board of directrs and 4,000 ordinary shares held by Mr. Baharaff, which were purchased in the open market; and (ii) options to purchase 1,047,284 ordinary shares that are currently exercisable within 60 days as of April 15, 2022. Of the 4,413,106 ordinary shares, Mr. Baharaff exercises sole voting and dispositive power over 1,051,284 shares beneficially owned and shared voting and dispositive power with G. Yarom Medical Research Ltd. over 3,416,822 shares.

(4) Consists of (i) 48,938 ordinary shares, of which 41,438 ordinary shares are held through Tushia Consulting Engineers Ltd., of which Shmuel Nir is its controlling shareholder and 7,500 ordinary shares held by Mr. Nir; and (ii) 76,708 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of April 15, 2022.

(5) Consists of (i) 7,500 ordinary shares held by Dr. Sidransky; and (ii) 68,125 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of April 15, 2022.

(6) Consists of 48,125 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of April 15, 2022.

(7) Consists of (i) 8,529 ordinary shares held by Mr. Heinberg; and (ii) 26,250 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of April 15, 2022.

(8) Consists of 135,000 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of April 15, 2022.

(9) Consists of (i) 5,625 ordinary shares held by Mr. Stenzler; and (ii) 121,000 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of April 15, 2022.

(10) Consists of (i) 5,625 ordinary shares held by Mr. Nehemya; and (ii) 108,500 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of April 15, 2022.

(11) Consists of 17,500 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of April 15, 2022.

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

Significant Changes in the Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this annual report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

To our knowledge, as of April 15, 2022, we had one holder of record of our ordinary shares with a U.S. address, Cede & Co., the nominee of The Depository Trust Company. This holder held in the aggregate 21,641,740 ordinary shares, or 86.3% of our outstanding ordinary shares as of April 15, 2022. The number of record holders in the United States is not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

2013 Incentive Share Option Plan

We maintain one equity-based incentive plan, our 2013 Incentive Share Option Plan, or the 2013 Plan. As of April 15, 2022, the latest practicable date for inclusion in this annual report, a total of 4,340,492 shares were reserved for issuance under our 2013 Plan, of which (1) options to purchase 2,754,247 ordinary were issued and outstanding thereunder (i.e., were granted but not canceled, expired or exercised); (2) options to purchase 1,091,183 ordinary shares were exercised and 64,028 ordinary shares were issued upon vesting of RSUs; (; and (3) 431,034 shares remain unallocated for future equity awards pursuant to our 2013 Plan.

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

Certain Information Concerning Equity Awards to Office Holders

The following tables set forth information, as of April 15, 2022 concerning all outstanding equity awards to Office Holders as of such date.

Options

Name of		Exercise	Shares subject	Shares		Schedule
Office		price per	to the	vested and	Shares	date of
Holder	Date of grant	share ($)	option	unexercised	unvested	expiration
Allen Baharaff	December 30, 2013	NIS0.01	83,770	83,770	0	Sep-2-2023
	December 30, 2013	NIS0.01	241,014	241,014	0	Sep-2-2023
	February 4, 2016	$5.49	140,000	140,000	0	Feb-04-2026
	February 4, 2016	$5.94	170,000	170,000	0	Feb-04-2026
	July 10, 2018	$11.56	220,000	206,250	13,750	Jul-10-2028
	December 17, 2019	$5.12	220,000	123,750	96,250	Dec-17-2029
	November 10, 2020	$3.10	220,000	68,750	151,250	Nov-17-2030

Shmuel Nir	February 21, 2014	$3.57	8,583	8,583	0	Sep-02-2023
	May 11, 2015	$5.49	10,000	10,000	0	May-11-2025
	February 4, 2016	$5.94	30,000	30,000	—	Feb-04-2026
	July 10, 2018	$11.56	30,000	28,125	1,875	Jul-10-2028
	July 15, 2021	$3.10	20,000	0	20,000	Jul-10-2031

Amir Poshinski	August 13, 2020	$4.77	30,000	15,000	15,000	August 13, 2030
	July 15, 2021	$3.10	20,000	0	20,000	Jul-10-2031

David Sidransky	May 11, 2015	$5.49	10,000	10,000	0	May-11-2025
	February 4, 2016	$5.94	30,000	30,000	—	Feb-04-2026
	July 10, 2018	$11.56	30,000	28,125	1,875	Jul-10-2028
	July 15, 2021	$3.10	20,000	0	20,000	Jul-10-2031

Dr. Liat Hayardeny	September 6, 2016	$4.05	32,500	32,500	0	Sep-06-2026
	January 31, 2017	$3.84	27,500	27,500	0	Jan-31-2026
	July 10, 2018	$11.56	40,000	37,500	2,500	Jul-10-2028
	December 17, 2019	$5.12	40,000	22,500	17,500	Dec-17-2029
	November 10, 2020	$3.33	40,000	12,500	27,500	Nov-10-2030

Yohai Stenzler	December 30, 2014	$5.49	3,500	3,500	0	Dec-30-2024
	January 3, 2016	$7.61	22,500	22,500	0	Jan-03-2026
	November 7, 2017	$7.48	20,000	20,000	0	Nov-07-2020
	July 10, 2018	$11.56	40,000	37,500	2,500	Jul-10-2028
	December 17, 2019	$5.12	40,000	22,500	17,500	Dec-17-2029
	November 10, 2020	$3.33	40,000	12,500	27,500	Nov-10-2030

Guy Nehemya	December 30, 2014	$5.49	11,000	11,000	0	Dec-30-2024
	January 3, 2016	$7.61	22,500	22,500	0	Jan-03-2026
	July 10, 2018	$11.56	40,000	37,500	2,500	Jul-10-2028
	December 17, 2019	$5.12	40,000	22,500	17,500	Dec-17-2029
	November 10, 2020	$3.33	40,000	12,500	27,500	Nov-10-2030

Carol L. Brosgart	April 25, 2017	$4.87	20,000	20,000	0	Apr-25-2027
	July 10, 2018	$11.56	30,000	28,125	1,875	Jul-10-2028
	July 15, 2021	$3.10	20,000	0	20,000	Jul-10-2031

Marshall Heinberg	November 1, 2018	$8.95	30,000	24,3750	5,6275	Nov-1-2028
	July 15, 2021	$3.10	20,000	0	20,000	Jul-10-2031

Doron Cohen	February 23, 2022	$1.61	40,000	0	40,000	Feb-23-2032

RSUs

Name of		Shares
Office		subject to	Shares	Shares
Holder	Date of grant	the RSUs	vested	unvested
Shmuel Nir	Feb-04-2016	7,500	7,500	0
David Sidransky	Feb-04-2016	7,500	7,500	0
Yohai Stenzler	Jan-03-2016	5,625	5,625	0
Guy Nehemya	Jan-03-2016	5,625	5,625	0

ITEM 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5% or more of the Company’s ordinary shares outstanding as of April 15, 2022, the latest practicable date for inclusion in this annual report. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions.

The following is a summary description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party and which were in effect since January 1, 2021.

Financing Agreement with GRD

We have provided financing to GRD from time to time, pursuant to which the Company and GRD have executed several capital notes for an aggregate outstanding principal amount of approximately $130.5 million. The par value of such notes is in NIS, and they bear no interest nor repayment date; provided, however, that no repayment shall be made before the fifth anniversary from the issuance date of each note.

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

B. Significant Changes.

Other than as otherwise described in this Annual Report on Form 20-F and as set forth below, no significant change has occurred in our operations since the date of our consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9. The Offer and Listing.

A. Offer and Listing Details

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

An Office Holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an Office Holder to act with the level of care with which a reasonable Office Holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an Office Holder act in good faith and in the best interests of a company. The duty of care includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to these actions.

The duty of loyalty requires an Office Holder to act in good faith and for the benefit of a company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the Office Holder received as a result of his or her position as an Office Holder.

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

General Corporate Tax Structure in Israel

Israeli resident companies (as defined below), such as the Company, are generally subject to corporate tax at the rate of 23% on their taxable income, as of January 1, 2021 (23% in 2020). However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Technology Enterprise, as discussed below, may be considerably less.

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, which we refer to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies,” which are defined as Israeli resident-companies which were incorporated in Israel, of which 90% or more of their income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” that it owns and located in Israel or in the “Area”, in accordance with the definition under Section 3A of the Israeli Tax Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production. Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, which we refer to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise is required to comply with the requirements of the Investment Law.

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

As of January 1, 2014, dividends paid to Israeli shareholders out of income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%, or such a lower tax rate as may be provided under an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply).

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

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise to Israeli shareholders, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%, or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign parent company holding, alone or together with other foreign companies, at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

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

Taxation of Our Israeli Individual Shareholders on Receipt of Dividends

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at a rate of 25%, or 30% if the recipient of such dividend is a Substantial Shareholder (as defined below) at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued from Preferred Enterprise or Preferred Technology Enterprise to Israeli individuals are subject to withholding tax at the rate of 20%. However, if such dividends are distributed to an Israeli company, no tax is imposed (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate will apply). An average rate will be set in case the dividend is distributed from mixed types of income (regular and preferred income).

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

Moreover, capital gains derived by an individual shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at their marginal rates applicable to business income (up to 50% in 2020 and 2021, including Excess Tax as detailed below).

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 647,640 for 2021, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gains.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This summary is based on the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, the income tax treaty between the United States and Israel, or the U.S.-Israel Tax Treaty, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary is no substitute for consultation by prospective investors with their own tax advisors and does not constitute tax advice. This summary applies only to U.S. Holders that hold our ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (including, without limitation, banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire our ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons who acquire our ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own, indirectly, or by attribution) 10% or more of our shares (by vote or value), or persons that mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations, any U.S. federal estate, gift or alternative minimum tax considerations, or any U.S. federal tax consequences other than U.S. federal income tax consequences.

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

Certain distributions treated as dividends that are received by an individual U.S. Holder from a “qualified foreign corporation” may be classified as “qualified dividend income,” — which is generally taxed at the lower applicable long term capital gains rates provided certain holding period and other requirements are satisfied. A non-U.S. corporation (other than a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. As discussed below under “Passive Foreign Investment Company,” we believe that we were a PFIC for our 2021 taxable year and expect to be a PFIC for the 2022 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will be a PFIC in 2022 or for any other taxable year. Our ordinary shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market, as we intend our ordinary shares will be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on our income, assets, and activities for such year. Based upon our review of our financial data, we believe that we were a PFIC for our 2021 taxable year and expect to be a PFIC for the 2022 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2022 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year.

Default PFIC Rules. If we are a PFIC for any tax year, a U.S. Holder who does not make a timely “qualified electing fund” election, or “QEF election” or a mark-to-market election (as described below), referred to in this summary as a “Non-Electing U.S. Holder,” will be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Holder on the ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Holder in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of such ordinary shares. Under these rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Holder’s holding period for such ordinary shares;

●	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

If we are treated as a PFIC for any taxable year during the holding period of a Non-Electing U.S. Holder, we will continue to be treated as a PFIC for all succeeding years during which the Non-Electing U.S. Holder is treated as a direct or indirect Non-Electing U.S. Holder even if we are not a PFIC for such years. A U.S. Holder is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of Section 1298(b)(1) of the Code (which will be taxed under the adverse tax rules described above).

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

Interest Rate Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. We currently do not hedge interest rate exposure. Because of the short-term maturities of our cash equivalents and investment securities, we do not believe that an increase in market rates would have any significant impact on the realized value of our investment securities. If a 10% change in interest rates were to have occurred on December 31, 2021, this change would not have had a material effect on the fair value of our investment portfolio as of that date.

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

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

ITEM 15. Controls and Procedures.

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in this annual report and filed with the SEC is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act, is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within our Company to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our President, Chief Executive Officer and Chairman and Chief Accounting Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act) as of the end of the period covered by this annual report are effective at such reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2021, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, as stated in their report included elsewhere in this annual report.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services.

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, served as our independent public accountants for the fiscal years ended December 31, 2021 and 2020, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2021 and 2020.

	2021	2020
	(US$ in thousands)	(US$ in thousands)
Audit Fees (1)	120	100
Audit-Related fees (2)	20	20
Tax Fees (3)	16	12
Total	156	132

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

(3)	Tax fees consist of services related to obtaining a tax ruling and applying for a grant.

Audit Committee Pre-Approval Policies and Procedures

One of our audit committee’s main roles is to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. Our Board has delegated to the audit committee the power to pre-approve non-auditing services rendered by the Company’s independent auditors without the need for further approval by the board of directors. As such, our audit committee has adopted a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a list of specific audit and non-audit services in the categories of audit services, audit-related services, tax services and other services that may be performed by our independent registered public accounting firm. The last pre-approval policy was adopted by our audit committee on April 24, 2022 for a period of twelve months. Since its establishment in May 2014, the audit committee has approved all of the audit-related fees, tax fees and all other fees. If a type of service that is to be provided by our auditors has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

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

In accordance with Israeli law and practice, and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Distribution of certain reports to shareholders. As opposed to the Nasdaq Listing Rules, which require listed issuers to make certain reports, such as annual reports, interim reports and quarterly reports, available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders, but to make such reports available through a public website. In addition to making such reports available on a public website, we plan to make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules. See “Item 10. Additional Information—Documents on Display” for a description of our Exchange Act reporting obligations.

●	Quorum. While the Nasdaq Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock be no less than 33.33% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that a quorum of two or more shareholders holding at least 33.33% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of any two shareholders present in person or by proxy even if, between them, they represent shares conferring 33.33% or less of the voting rights of the Company.

●	Nomination of directors. With the exception of directors elected by our Board due to vacancy, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following three years from his or her election. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” The nominations for directors, which are presented to our shareholders by our Board, are made by the nominating committee itself, in accordance with the provisions of Nasdaq Capital Market Listing Rule 5605(e), our Articles and the Companies Law.

●	Compensation of officers. We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our remuneration committee, Office Holder compensation and any required approval by the shareholders of such compensation. Israeli law and our Articles do not require that the independent members of our Board, or a remuneration committee composed solely of independent members of our Board, determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the Chief Executive Officer and all other executive officers of a company. Instead, remuneration of Office Holders is determined and approved by our remuneration committee, and in general, by our Board as well, and in certain circumstances, by our shareholders, as detailed above. The requirements for shareholder approval of any Office Holder compensation, and the relevant majority or Special Majority for such approval, are all as set forth in the Companies Law. Thus, we seek shareholder approval for all corporate actions with respect to Office Holder compensation requiring such approval under the requirements of the Companies Law, including for our Compensation Policy and for certain Office Holder Compensation, rather than seeking approval for such corporate actions in accordance with Nasdaq Listing Rules. All members of our remuneration committee are independent directors under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

●	Independent directors. Although Israeli law does not require that a majority of the directors serving on our Board be “independent,” as defined under Nasdaq Capital Market Listing Rule 5605(a)(2), but rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors.”, following our “opt-out” of the requirement to appoint external directors, a majority of our Board is independent based on the Nasdaq Capital Market rules. We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq Capital Market and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer). Our independent directors’ conduct regularly scheduled meetings at which only such independent directors are present, as required by the Nasdaq Listing Rules. Our Board has affirmatively determined that each of Mr. Nir, Mr. Poshinski, Dr. Sidransky and Dr. Brosgart qualifies as “independent” under the Nasdaq Capital Market independence standards.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Capital Market Listing Rule 5635. In particular, under this Nasdaq Capital Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the remuneration committee, board of directors and shareholders are all required, (ii) Extraordinary Transactions with controlling shareholders of publicly held companies, which require the special approval described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law—Transactions with Controlling Shareholders,” and (iii) terms of office and employment or other engagement of the controlling shareholder of the Company or such controlling shareholder’s relative, which require the special approval described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law.” In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. See also “Compensation of officers” above.

ITEM 16H. Mine Safety Disclosure.

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

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

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Galmed Pharmaceuticals Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 2, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Valuation of Marketable Debt Securities Classified as Available-for-Sale– Refer to Note 3 to the consolidated financial statements

Critical Audit Matter Description

The Company invests its excess cash primarily in available-for-sale marketable debt securities. Investments in marketable debt securities classified as available-for-sale are reported at fair value in the financial statements. The investments totaled $31.9 million at December 31, 2021.

We identified the valuation of investments in marketable debt securities classified as available-for-sale as a critical audit matter because of the magnitude of these investments and due to the increased extent of audit effort in relation to our audit as a whole.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of the fair value of investments in marketable debt securities classified as available-for-sale included the following, among others:

●	We tested the effectiveness of the Company’s controls over the valuation of investments in marketable debt securities classified as available-for-sale, including an assessment of the relevant controls at each service organization over the determination of fair value.

●	With the assistance of our specialists experienced in the valuation of securities, we obtained independent estimates of the fair value of the investments in marketable debt securities classified as available-for-sale held by the Company as of December 31, 2021 and compared our estimates to the Company’s estimates.

●	We agreed the recorded values of investments in marketable debt securities classified as available-for-sale to the fair values indicated in the service organizations’ balance confirmations.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

May 2, 2022

We have served as the Company’s auditor since 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Galmed Pharmaceuticals Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Galmed Pharmaceuticals Ltd. and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated May 2, 2022, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

May 2, 2022

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets

U.S. Dollars in thousands, except share data and per share data

		As of December 31,
		2021	2020
Assets
Current assets
Cash and cash equivalents		$2,884	$6,947
Restricted cash	8	114	113
Short-term deposits		-	3,807
Marketable debt securities	3	31,931	40,132
Other accounts receivable	4	1,125	812
Total current assets		36,054	51,811

Operating lease right-of-use assets	5	406	394
Property and equipment, net	6	145	176
Total non-current assets		551	570

Total assets		$36,605	$52,381

Liabilities and stockholders’ equity

Current liabilities
Trade payables		$4,871	$7,046
Other accounts payable		1,008	966
Total current liabilities		5,879	8,012

Non-current liabilities
Operating lease liabilities, net of current portion	5	$229	$216
Total non-current liabilities		229	216

Stockholders’ equity
Ordinary shares, par value NIS 0.01 per share; Authorized 50,000,000 shares; Issued and outstanding: 25,088,414 shares as of December 31, 2021; 21,325,975 shares as of December 31, 2020	9	70	58
Additional paid-in capital		198,772	179,530
Accumulated other comprehensive income (loss)		(171)	272
Accumulated deficit		(168,174)	(135,707)
Total stockholders’ equity		30,497	44,153

Total liabilities and stockholders’ equity		$36,605	$52,381

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Operations

U.S. Dollars in thousands, except share data and per share data

		Year ended December 31,
		2021	2020	2019
Research and development expenses	10	27,220	26,082	18,180
General and administrative expenses	11	5,661	4,128	4,196
Total operating loss		32,881	30,210	22,376
Financial income, net	12	(414)	(1,439)	(1,915)
Net loss		$32,467	$28,771	$20,461

Basic and diluted net loss per share		$1.32	$1.35	$0.97
Weighted-average number of shares outstanding used in computing basic and diluted net loss per share		24,597,638	21,280,787	21,114,399

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Comprehensive Loss

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2021	2020	2019
Net loss	$32,467	$28,771	$20,461
Other comprehensive loss:
Net unrealized loss (gain) on available for sale securities	443	(237)	(46)
Comprehensive loss	$32,910	$28,534	$20,415

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Statements of Changes in Stockholders’ Equity

U.S. Dollars in thousands, except share data and per share data

				Accumulated
			Additional	other
	Ordinary shares		paid-in	comprehensive	Accumulated
	Shares	Amount	capital	income (loss)	deficit	Total

Balance - January 1, 2020	21,139,385	$58	$176,696	$35	$(106,936)	$69,853

Stock-based compensation	—	—	2,066	—	—	2,066

Exercise of options and vesting of restricted stock units	50,290	(*)	61	—	—	61

Issuance of ordinary shares in at-the-market (“ATM”) offering, net of $73 issuance costs	136,300	(*)	707	—	—	707

Unrealized gain from marketable debt securities	—	—	—	237	—	237

Net loss	—	—	—	—	(28,771)	(28,771)

Balance - December 31, 2020	21,325,975	$58	$179,530	$272	$(135,707)	$44,153

Stock-based compensation	—	—	1,886	—	—	1,886

Exercise of options and vesting of restricted stock units	23,236	(*)	(*)	—	—	(*)

Issuance of ordinary shares in ATM offering, net of $295 issuance costs (**)	1,541,400	5	8,142	—	—	8,147

Issuance of ordinary shares under Underwritten Public Offering agreement, net of $786 issuance costs (**)	2,197,803	7	9,214	—	—	9,221

Unrealized loss on marketable debt securities	—	—	—	(443)	—	(443)

Net loss	—	—	—	—	(32,467)	(32,467)

Balance - December 31, 2021	25,088,414	$70	$198,772	$(171)	$(168,174)	$30,497

(*)	Represents amount less than $1
(**)	See also Note 9

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Cash Flows

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2021	2020	2019
Cash flow from operating activities

Net loss for the year	$(32,467)	$(28,771)	$(20,461)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	42	39	35
Amortization of discount (premium) on marketable debt securities	121	90	(105)
Gain on sale of marketable debt securities	(37)	(527)	(9)
Finance expenses	6	31	3
Interest income from short-term deposits	7	(285)	(63)
Stock-based compensation expense	1,886	2,066	2,231
Changes in operating assets and liabilities:

Decrease (increase) in other accounts receivable	(313)	15	(609)
Increase (decrease) in trade payables	(2,175)	1,047	4,185
Increase (decrease) in other accounts payable	38	8	(144)
Net cash used in operating activities	(32,892)	(26,287)	(14,937)

Cash flow from investing activities
Purchase of property and equipment	(11)	(44)	(12)
Increase in restricted deposit	(1)	-	-
Investment in securities, available for sale	(13,569)	(55,034)	(72,600)
Proceeds from sale of securities, available for sale	21,243	47,198	101,098
Proceeds from (investment in) short-term deposits, net	3,800	24,416	(21,808)
Net cash provided by investing activities	11,462	16,536	6,678

Cash flow from financing activities
Issuance of ordinary shares in at-the-market offering, net of issuance costs (**)	8,147	-	-
Issuance of ordinary shares, net of issuance costs (**)	9,221	707	-
Proceeds from exercise of options	(*)	61	143
Net cash provided by financing activities	17,368	768	143
Decrease in cash, cash equivalents and restricted cash	(4,062)	(8,983)	(8,116)
Cash and cash equivalents and restricted cash at the beginning of the year	7,060	16,043	24,159
Cash, cash equivalents and restricted cash at the end of the year	$2,998	$7,060	$16,043

Supplemental disclosure of cash flow information:
Cash received from interest	$562	$1,192	$1,953

Non-cash transactions:
Recognition of right-of-use asset and lease liabilities from adoption of ASU 2016-02, net	$-	$-	$653

Right-of-use assets obtained in exchange for new operating lease liabilities, net	$199	$35	$-

(*)	Represents amount less than $1
(**)	See also Note 9.

The accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 1 – General

Galmed Pharmaceuticals Ltd. (the “Company”) was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014.

The Company holds a wholly-owned subsidiary, Galmed International Ltd., which was incorporated in Malta. Galmed International Ltd. previously held a wholly-owned subsidiary, Galmed Medical Research Ltd., which was incorporated in Israel, and had been an inactive company since 2015 and was liquidated in February 2019.

The Company also holds two additional wholly-owned subsidiaries, Galmed Research and Development Ltd and Galtopa Therapeutics Ltd., both of which are incorporated in Israel.

The Company is a clinical-stage biopharmaceutical company primarily focused on the development of therapeutics for the treatment of liver diseases. The Company has an operating history limited to pre-clinical and clinical drug development. To date, the Company has focused almost exclusively on developing its product candidates, Aramchol and Amilo-5MER. The Company funded its research and development programs and operations to date primarily through proceeds from private placements and public offerings. The Company currently has no products approved for marketing and has not generated any revenue from product sales to date. As of December 31, 2021, the Company had cash and cash equivalents of $2.8 million, restricted cash of $0.1 million, and marketable debt securities of $31.9 million.

The Company has incurred operating losses in each year since inception. The Company’s loss attributable to holders of its ordinary shares for the years ended December 31, 2019, 2020, and 2021 was approximately $20.5 million, $28.8 million, and $32.4 million, respectively. As of December 31, 2021, the Company had an accumulated deficit of $168.2 million. Substantially all of its operating losses resulted from costs incurred in connection with the Company’s development program and from general and administrative costs associated with its operations.

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

The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

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

The Company accounts for its investments in investment grade debt securities in accordance with ASC 320 “Investments - Debt and Equity Securities”. Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

Marketable debt securities are considered to be available for sale and are carried at fair value on the consolidated balance sheet. Unrealized gains and losses net of tax, if any, are reported in a separate component of shareholders’ equity in accumulated other comprehensive income (“OCI”). Gains and losses are recognized when realized, on a specific identification basis, in the Company’s consolidated statements of operations.

Following the adoption of ASC 326 in January 2020, current expected credit losses on the Company’s marketable grade debt securities are recorded, if expected, through an allowance for current expected credit losses. The amount of allowance for current expected credit losses is limited to the amount that the fair value is less than the amortized cost basis. Any remaining unrealized losses are included in accumulated other comprehensive loss in shareholders’ equity.

If the Company intends to sell the debt security (that is, it has decided to sell the security), or more likely than not will be required to sell the security before recovery of its amortized cost basis, any allowance for current expected credit losses is written off and the amortized cost basis shall be written down to the debt security’s fair value at the reporting date with any incremental impairment reported in earnings. Based on management’s assessment, the Company does not intend to sell its securities for less than amortized cost; therefore, an allowance for current expected credit losses has not been recorded as of December 31, 2021 and 2020.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

H.	Concentrations of credit risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash, cash equivalents, marketable securities and short-term deposits. The Company hold these investments in highly-rated financial institutions, and, by policy, limit the amounts of credit exposure to any one financial institution. These amounts at times may exceed federally insured limits. The Company has not experienced any credit losses in such accounts and do not believe we are exposed to any significant credit risk on these funds. The Company has no off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts, or other hedging arrangements.

I.	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%

Office furniture and equipment	7–16
Computer software and electronic equipment	15–33
Leasehold improvements	Shorter of lease term or useful life

J.	Impairment of long-lived assets

The Company’s and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2021 and 2020, no impairment losses were recorded.

K.	Severance pay

The Company employees are included under section 14 of the Severance Compensation Act, 1963 (“Section 14”) in Israel for a portion of their salaries. According to Section 14, these employees are entitled to monthly deposits at a rate of 8.33% of their monthly salary, made in their name with such insurance companies. Under the Severance Compensation Act, 1963, payments in accordance with Section 14 release the Company from any future severance payments to those employees. The aforementioned deposits are not recorded as an asset in the Company’s balance sheet. The Company’s contributions to the defined contribution plans are charged to the consolidated statements of operations as and when the services are received from the Company’s employees.

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

The Company’s marketable debt securities are measured at fair value on a recurring basis by level within the fair value hierarchy. Other than the marketable debt securities, which includes corporate bonds and mutual funds as of December 31, 2021, the Company does not have any other financial assets or financial liabilities marked to market at fair value.

The fair value of the Company’s marketable debt securities measured at fair value on a recurring basis by level within the fair value hierarchy are as follows (in thousands):

	December 31, 2021
				Fair
	Level 1	Level 2	Level 3	Value

Marketable debt securities	$26,467	$5,464	—	$31,931

	December 31, 2020
				Fair
	Level 1	Level 2	Level 3	Value

Marketable debt securities	$25,449	$14,683	—	$40,132

M.	Accounting for stock-based compensation

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

All issuances of stock options or other equity instruments to non-employees as consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued.

The Company estimates the fair value of restricted shares based on the market price of the shares at the grant date and estimates the fair value of stock options granted using a Black-Scholes option-pricing model. The option-pricing model requires a number of assumptions, the most significant of which are the expected stock-price volatility and the expected option term (the time from the grant date until the options are exercised or expire).

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

The Company only has one license agreement for which it has recognized revenues to date, from a license agreement with Samil Pharm. Co., Ltd. (“Samil” or “Samil Agreement”). The Samil Agreement was signed on July 28, 2016, for an exclusive, royalty-bearing license for the commercialization of Aramchol (with an option to manufacture) for the treatment of fatty liver indications including NASH in the Republic of Korea. Additionally, following the ARREST Study, Samil has an option to extend the License to Vietnam, which, if exercised, would increase the clinical- and regulatory-based milestone payments.

Under the terms of the Samil Agreement, the Company received an up-front payment of approximately $2.1 million in 2016 and a milestone payment of $1.5 million from Samil in connection with the completion of its ARREST study in 2018. Samil has also agreed to pay additional clinical and regulatory-based milestone payments, which may aggregate up to $4.5 million, as well as tiered, double-digit royalties payable on sales (under certain limitations).

In accordance with ASC 606 the Company determined that the Agreement included a combined performance obligation representing the delivery of the exclusive license and completion of the ARREST study.

As of December 31, 2021, management evaluated the remaining clinical and regulatory milestones and determined that the variable consideration should not be recorded as revenue for the period ended December 31, 2021. The Company will re-evaluate the transaction price in each reporting period when events whose outcomes are resolved or other changes in circumstances occur that would indicate it is appropriate to recognize variable consideration as revenue.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

O.	Research and development expenses

Research and development expenses are charged to the statement of operations as incurred.

P.	Income taxes

The Company accounts for income taxes utilizing the asset and liability method in accordance with ASC 740, “Income Taxes.” Current tax liabilities are recognized for the estimated taxes payable on tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences between the income-tax bases of assets and liabilities and their reported amounts in the financial statements and for tax loss carry forwards. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws, and deferred tax assets are reduced, if necessary, by the amount of tax benefits, the realization of which is not considered more likely than not based on available evidence. As of December 31, 2021, and 2020, the Company had a full valuation allowance against deferred tax assets.

The Company is subject to the provisions of ASC 740-10-25, “Income Taxes” (“ASC 740”). ASC 740 prescribes a more likely-than-not threshold for the financial statement recognition of uncertain tax positions. ASC 740 clarifies the accounting for income taxes by prescribing a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. On a yearly basis, the Company undergoes a process to evaluate whether income tax accruals are in accordance with ASC 740 guidance on uncertain tax positions. The Company has not recorded any liability for uncertain tax positions for the years ended December 31, 2021 and 2020.

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

All outstanding stock options and warrants were excluded from the calculation of the diluted loss per share for the years ended December 31, 2021, 2020 and 2019, because all such securities have an anti-dilutive effect.

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

Under Accounting Standards Update, “Leases” (“ASC 842”), the Company determines if an arrangement is a lease at inception. Upon initial recognition, the Company recognizes a liability at the present value of the lease payments to be made over the lease term, and concurrently recognizes a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments. The subsequent measurement depends on whether the lease is classified as a finance lease or an operating lease. During the reporting periods, the Company has only operating leases. Lease terms include options to extend the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for operating leases are recognized on a straight-line basis over the lease term.

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

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

U.	Recently adopted accounting pronouncements (Cont.)

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes”, which will simplify the accounting for income taxes to improve consistency of accounting methods and remove certain exceptions. The amendment is effective for the Company beginning January 1, 2021. The adoption did not have a significant impact on the Company’s consolidated financial statements.

V.	Recently issued accounting pronouncements

In May 2021, the FASB issued Update 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The amendments in this Update affect all entities that issue freestanding written call options that are classified in equity. Specifically, the amendments affect those entities when a freestanding equity-classified written call option is modified or exchanged and remains equity classified after the modification or exchange. The amendments that relate to the recognition and measurement of EPS for certain modifications or exchanges of freestanding equity-classified written call options affect entities that present EPS in accordance with the guidance in Topic 260, Earnings Per Share. The effect of implementing this ASU is immaterial.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 3 – Marketable debt securities

The following table summarizes the Company’s marketable debt securities as of December 31, 2021 and 2020.

	As of December 31, 2021
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
	(in thousands)
Corporate bonds	$5,505	$9	$(50)	$5,464
Mutual funds	26,597	58	(188)	26,467
Total short-term investments	$32,102	$67	$(238)	$31,931

	As of December 31, 2020
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
	(in thousands)
Corporate bonds	$14,575	$124	$(16)	$14,683
Commercial papers	25,285	$181	$(17)	$25,449
Total short-term investments	$39,860	$305	$(33)	$40,132

The contractual maturity of the aforementioned marketable securities varies between less than one year to two years.

Note 4– Other Accounts Receivable

	As of December 31,
	2021	2020
	(in thousands)
Prepaid expenses	$1,046	$746
Government institutions	79	66
	$1,125	$812

Note 5– Leases

The Company leases, approximately 590 square meters at a facility located in Tel-Aviv, Israel under an operating lease agreement that expired on March 22, 2021 with two additional options to extend until March 22, 2023.

The Company elected not to exercise its options to extend the lease and in March 2021, signed a new lease extension agreement to its corporate headquarters for a period of two additional years until March 22, 2023 with an optional one-year renewal period. According to the updated lease agreement, the aggregate quarterly rental payment for the lease period, together with adjustments and maintenance fees, is approximately NIS 134,508 plus VAT, and NIS 144,476 plus VAT for the option period. To secure the lease payments, the Company provided a bank guarantee of $50 thousand.

In addition, the Company leases vehicles under various operating lease agreements.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 5 – Leases (Cont.)

At December 31, 2021, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totaled $406 thousand and $435 thousand, respectively, while At December 31, 2020, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totaled $394 thousand and $419 thousand, respectively.

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of December 31, 2021, the Company’s operating leases had a weighted average remaining lease term of 2.12 years and a weighted average borrowing rate of 2.3%.

The following table summarizes the Company’s significant contractual lease obligations at December 31, 2021:

		Less than
	Total	1 year	1-3 years
	(in thousands)
Facility leases	$376	$161	$215
Car leases	41	24	17
Total	$417	$185	$232

Note 6 – Property and equipment, net

	As of December 31,
	2021	2020
	(in thousands)
Medical equipment	$737	$737
Office furniture and equipment	56	56
Computer software and electronic equipment	78	78
Leasehold improvements	231	221
	1,102	1,092
Less - Accumulated depreciation	957	916
Net book value	$145	$176

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 7 – Related Parties

1.	As of December 31, 2021, and 2020, the Company had an accrual in the amount of approximately $0.6 million and $0.5 million, respectively, pursuant to an employment agreement with its officers and directors’ fee.

2.	During 2021, 2020 and 2019, the Company recorded salary expenses, stock-based compensation expenses and directors’ fee to its related parties in the amount of $4.1 million, $3.5 million and $3.6 million respectively.

Note 8 – Commitments and Contingencies

1.	As of December 31, 2021, the Company recorded a pledge on its short-term deposit in favor of its bank in the amount of approximately $114 thousand to secure the Company’s commitments to the bank, including a bank guarantee in favor Mintz K. Construction Company, the lessor of the Company’s headquarters, totaling $54 thousands as of December 31, 2021.

2.	The Company enters into contracts in the ordinary course of business with contract research organizations for clinical trials and clinical supply manufacturing and with vendors for non-clinical research studies and other services and products for operating purposes, which generally provide for termination upon 30 to 90 days’ notice or less, and therefore are cancelable contracts and not considered as commitment or purchase obligations.

3.	For information regarding the Company’s leases commitments, see note 5.

4.	On June 28, 2021, the Company entered into a license agreement with Yissum Research Development Company of the Hebrew University of Jerusalem (“Yissum”) pursuant to which Yissum granted to the Company a worldwide, exclusive and irrevocable license to develop and commercialize Amilo-5Mer. Under the license agreement, the Company is responsible for carrying out the development and commercialization of Amilo-5Mer and the prosecution and maintenance of the licensed patents under the license agreement. In consideration for the grant of the license, the Company paid Yissum an upfront license fee of $100 thousands which was included in research and development expenses for the period ended December 31, 2021. In addition, the Company may be required to make payments of up to $950 thousands upon meeting certain regulatory milestones and may be entitled to pay single digit royalties on any future net sales and a share of any sublicense fees.

5.	Other than as described above, the Company did not have any material commitments, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2021 and 2020.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 9– Shareholders’ Equity

A.	Ordinary shares

1.	Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

2.	On December 22, 2017, the Company entered into an At-the-Market Equity Offering Sales Agreement (the “Stifel Sales Agreement”) with Stifel, Nicolaus & Company, Incorporated, as the Company’s sales agent (“Stifel”). Pursuant to the prospectus relating to the Company’s shelf registration statement on Form F-3 filed with the SEC on March 26, 2018 the Company may offer and sell, from time to time through Stifel, its ordinary shares having an aggregate offering price of up to $35 million. On May 15, 2020, the Company amended and restated the Sales Agreement dated December 22, 2017 between the Company and Stifel, Nicolaus & Company, Incorporated to include Cantor Fitzgerald & Co. as an additional sales agent for the Company’s “at the market offering” program. Pursuant to a prospectus supplement filed with the SEC on May 15, 2020, the Company may offer and sell up to $31.9 million of its ordinary shares. In 2020 the Company sold 136,300 ordinary shares under the ATM Program for total net proceeds of approximately $0.8 million. During February 2021, the Company sold an additional 1,541,400 ordinary shares under its ATM Program for total net proceeds of approximately $8.2 million.

3.	During February 2021, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Cantor Fitzgerald & Co. (the “Underwriter”) in connection with an underwritten public offering (the “Underwritten Public Offering”) of 2,197,803 ordinary shares (the “Firm Shares”) of the Company (the “Ordinary Shares”). The Underwriter agreed to purchase the Firm Shares from the Company at a price of $4.3258 per share. The net proceeds to the Company were approximately $9.2 million.

Under the terms of the Underwriting Agreement, the Company granted the Underwriter an option, exercisable for 30 days, to purchase up to an additional 329,670 ordinary shares at the same price per share as the Firm Shares. The Underwriter elected not to exercise its option, and the warrants expired on March 2021.

4.	On March 26, 2021, the Company entered into a new Sales Agreement with Cantor Fitzgerald & Co. and Canaccord Genuity LLC, as sales agents, pursuant to which the Company may offer and sell ordinary shares “at the market” having an aggregate offering price of up to $50.0 million from time to time through the sales agents.

5.	In November 2021, the Company issued an additional 4,500 ordinary shares to one of its consultants.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 9– Shareholders’ Equity (Cont.)

B.	Stock-based compensation

1.	The Company has an equity-based incentive plan, the 2013 Incentive Share Option Plan (the “2013 Plan”). As of December 31, 2021, a total of 375,743 shares were reserved for issuance under the 2013 Plan. The 2013 Plan, which was adopted by the Board on September 2, 2013, and approved by the Company’s shareholders on December 30, 2013 (as was amended by the Board and the Company’s shareholders on March 30, 2015, May 11, 2015, and August 30, 2018 respectively), provides for the grant of options to purchase the ordinary shares and the issuance of restricted stock units (“RSUs”) to the Company’s officers, directors, employees, service providers and consultants. The 2013 Plan provides for such equity-based compensation under various and different tax regimes.

2.	During the year ended December 31, 2020, certain current and former office holders exercised options into 47,509 ordinary shares of the Company for total consideration of $61 thousand.

3.	During the year ended December 31, 2020, restricted stock units held by certain officers, employees and former employees vested resulting in the issuance of 2,781 ordinary shares of the Company.

4.	In March 2020, the Company granted options to purchase 67,500 ordinary shares of the Company to several employees. The options are exercisable at $4.21 per share, have a 10-year term and vest over a period of four years. The aggregate grant date fair value of such options was approximately $0.2 million.

5.	In August 2020, the Company granted options to purchase 30,000 ordinary shares of the Company to a director. The options are exercisable at $4.77 per share, have a 10-year term and vest over a period of four years. The aggregate grant date fair value of such options was approximately $0.1 million. In addition, at the Company’s annual shareholder meeting, the shareholders approved a grant of options to purchase 220,000 ordinary shares of the Company to the Company’s chief executive officer, that was granted by the Company’s board in December 2019. The options are exercisable at $5.12 per share, have a 10-year term and vest over a period of four years. The aggregate grant date fair value of such options was approximately $0.8 million.

6.	In November 2020, the Company granted options to purchase 267,500 ordinary shares of the Company to several employees. The options are exercisable at $3.33 per share, have a 10-year term and vest over a period of four years. The aggregate grant date fair value of such options was approximately $0.6 million. In addition, the Company’s board approved a grant of options to purchase 220,000 ordinary shares of the Company to Company’s chief executive officer subject to shareholders’ approval (which was obtained in August 2021). The options are exercisable at $3.33 per share, have a 10-year term and vest over a period of four years. The aggregate grant date fair value of such options was approximately $0.5 million.

7.	During February 2021, certain office holders exercised options into 18,736 Ordinary shares of the Company for a total amount of less than $1 thousand.

8.	In March 2021, the Company granted options to purchase 45,000 ordinary shares of the Company to an employee and a consultant. The options are exercisable at $4.16 per share, have a 10-year term and vest over a period of four years. The aggregate grant date fair value of such options was approximately $0.1 million.

9.	In July, 2021, the Company granted options to purchase 100,000 ordinary shares of the Company to its non-management directors subject to shareholders’ approval (which was obtained in August 2021). The options are exercisable at $3.10 per share, have a 10-year term and vest over a period of three years. The aggregate grant date fair value of such options was approximately $0.2 million.

10.	In August, 2021, the Company granted options to purchase 37,500 ordinary shares of the Company to certain service providers. The options are exercisable at $2.83 per share, have a 10-year term and vest over a period of three years. The aggregate grant date fair value of such options was approximately $0.01 million.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 9– Shareholders’ Equity (Cont.)

B.	Stock-based compensation (Cont.)

7.	A summary of the status of the Company’s option plans as of December 31, 2021 and 2020 and changes during the years then ended are presented below:

	2021		2020
		Weighted		Weighted
	Number of	average	Number of	average
	share options	exercise price	share options	exercise price
Options outstanding at beginning of year	2,723,011	$5.70	2,393,715	$6.12
Granted	402,500	$3.32	585,000	$4.18
Forfeited	(253,100)	$5.25	(208,195)	$7.49
Exercised	(18,736)	$0.01	(47,509)	$1.27
Outstanding at end of year	2,853,675	$5.42	2,723,011	$5.70
Options exercisable at year end	$2,027,431	$5.67	1,754,261	$5.42

The following assumptions were used for the fiscal year 2021, 2020 and 2019 grants:

-	dividend yield of 0.00% for all periods.

-	risk-free interest rate between 0.42% and 2.35%for the fiscal year 2019, 0.42% and 0.74% for the fiscal year 2020 and 0.80% and 1.34% for the fiscal year 2021.

-	an expected life between 5 and 6.25 years for all periods.

-	and a volatility rate ranging between 87% and 95% for the fiscal year 2019; and 83% and 88% for the fiscal year 2020 and 64% and 81% for the fiscal year 2021.

As of December 31, 2021, and 2020, the weighted-average remaining contractual term of the outstanding options, excluding the 38,637 options granted in 2002 that have no expiration date, is 5.90 and 6.60 years, respectively.

The weighted average grant date fair value of the options granted during the years ended December 31, 2021, 2020 and 2019 is $2.19, $2.76, and $4.85 respectively.

As of December 31, 2021, a total of the 333,532 outstanding and exercisable options are “in the money” with aggregate intrinsic value of $0.6 million; while as of December 31, 2020 a total of 390,905 outstanding and exercisable options were “in the money” with aggregate intrinsic value of $1.1 million.

The unrecognized compensation expense calculated under the fair-value method for stock options expected to vest as of December 31, 2021, 2020 and 2019 is approximately $3.4 million, $4.0 million, and $5.5 million, respectively, and is expected to be recognized over a weighted-average period of 1.75 years, 2.9 years and 3.1 years, respectively.

For the years ended 2021, 2020 and 2019, the Company recorded a total of $1.9 million, $2.1 million, and $2.2 million of stock-based compensation expenses, in connection with the above-mentioned options.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 9– Shareholders’ Equity (Cont.)

B.	Stock-based compensation (Cont.)

During 2016, the Company issued a total of 78,750 restricted stock units (“RSU”). Upon vesting, each RSU will settle by the issuance of one ordinary share. The RSUs vest over four years. As of December 31, 2021, a total of 59,528 ordinary shares were issued upon vesting and there are no outstanding RSUs., For the years 2021, 2020 and 2019, with respect to the above-mentioned RSUs, the Company recorded stock-based compensation expenses in the amount of $0, $5 thousand and $70 thousand, respectively. All of the above-mentioned stock-based compensation expenses are recorded under general and administrative expenses. as of December 31, 2021, there are no outstanding RSU’s and unrecognized compensation expense.

Note 10 – Research and Development Expenses

	Year ended December 31,
	2021	2020	2019
	(in thousands)
Chemistry and formulation studies	$5,009	$5,856	$3,439
Salaries	2,963	2,570	2,283
Stock-based compensation	660	871	883
Research and preclinical studies	2,163	1,873	1,962
Clinical studies	14,937	13,225	8,346
Regulatory and other expenses	1,488	1,687	1,267
	$27,220	$26,082	$18,180

Note 11 – General and Administrative Expenses

	Year ended December 31,
	2021	2020	2019
	(in thousands)
Stock-based compensation	$1,225	$1,194	$1,349
Professional fees	897	796	877
Salaries and benefits	1,617	828	856
Rent and office-maintenance fees	530	430	482
Investor relations and business development expenses	242	293	364
Insurance and other expenses	1,150	587	268
	$5,661	$4,128	$4,196

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 12 – Financial income, net

	Year ended December 31,
	2021	2020	2019
	(in thousands)
Bank fees	$43	$31	$33
Interest income	(562)	(1,192)	(1,953)
Loss (gain) from sale of marketable debt securities	80	(397)	(106)
Foreign currency losses	25	119	111
	$(414)	$(1,439)	$(1,915)

Note 13 – Income Taxes

A.	General

The Company is assessed for tax purposes on an unconsolidated basis. Each of the Company’s subsidiaries is subject to the tax rules prevailing in its country of incorporation.

B.	Corporate Taxation Israeli Companies:

Ihe Israeli corporate income tax rate is 23%.

On February 7, 2018, the Israeli Tax Authority issued a ruling granting the Company’s Israeli subsidiary, Galmed Research and Development Ltd, a “Preferred Technological Enterprise” status as defined under the Encouragement of Capital Investment Law -1959 (the “Approval”). The grant of the status means that the Company’s Israeli subsidiary will be subject to a reduced Israeli corporate tax rate that will range between 6%-12% on any future taxable “technological income” which includes sales, licenses and royalties from its IP protected products. The tax ruling applies for five years until the end of 2022 and may be extended for further periods subject to meeting certain requirements.

Maltese subsidiary:

Taxable income of Maltese companies was subject to tax at the rate of 35% for the years 2019, 2020 and 2021.

C.	Net Operating Loss Carry forward

As of December 31, 2021, the Company had approximately $137.9 million net-operating-loss carry forwards, consisting of approximately $11.7 million of Maltese net-operating-loss carry forwards and approximately $126.2 million Israeli net-operating-loss carry forward. Additionally, the Company had approximately $1.9 million of capital loss carry forward from the sale of marketable debt securities in Israel. The Maltese and the Israeli loss carry forwards have no expiration date.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 13 – Income Taxes (Cont.)

D.	Deferred income taxes

As of December 31, 2021, the significant components of the Company’s deferred tax assets are net operating loss carryforward in the amount of $126 million and research and development expenses in the amount of $37 million. The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2021. Management reevaluates the positive and negative evidence at each reporting period.

E.	Tax assessments

The Israeli subsidiaries received final tax assessments through the year ended December 31, 2016.

F.	Effective tax expense

A reconciliation of the Company’s effective tax expense to the Company’s theoretical statutory tax benefit is as follows:

	Year ended December 31,
	2021	2020	2019
	(in thousands)
Loss before taxes on income, as reported in the consolidated statements of operations	$32,467	$28,771	$20,461

Statutory tax rate	12%	12%	12%

Theoretical tax benefit	3,896	3,453	2,455

Losses and other items for which a valuation allowance was provided or benefit from loss carry forwards	(3,896)	(3,453)	(2,455)

Actual tax expense	$—	$—	$—

ITEM 19. Exhibits.

Exhibit No.	Description

1.1	Form of Amended and Restated Articles of Association of Galmed Pharmaceuticals Ltd. (English Translation) *

2.1	Description of Securities Registered under Section 12 of the Exchange Act (13)

4.1	Form of Indemnification Agreement (1)

4.2	Galmed Pharmaceuticals Ltd. 2013 Incentive Share Option Plan (4)

4.3	Registration and Information Rights Agreement, dated December 2013, by and among Galmed Pharmaceuticals Ltd., Shirat HaChaim Ltd., David & Debora Goldfarb, Medgal S.A. and G. Yarom Medical Research Ltd. (2)

4.4	Personal Employment Agreement, dated December 23, 2013, by and between Galmed Medical Research Ltd. and Allen Baharaff (2)

4.5	Amendment No.1 to Employment Agreement by and between Galmed Research and Development Ltd. and Allen Baharaff (10)

4.6	Amendment No.2 to Employment Agreement by and between Galmed Research and Development Ltd. and Allen Baharaff(13)

4.7	Amendment No.3 to Employment Agreement by and between Galmed Research and Development Ltd. And Allen Baharaff*

4.8	Compensation Policy of Galmed Pharmaceuticals Ltd.(5)

4.9	Lease, dated March 22, 2015, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(8)

4.10	Addendum to Lease, dated February 27, 2017, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(8)

4.11	Addendum to Lease, dated August 8, 2018, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(12)

4.12	Addendum to Lease, dated March 11, 2021, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(14)

4.13	Sales Agreement, dated March 26, 2021, among Galmed Pharmaceuticals Ltd., Cantor Fitzgerald & Co. and Canaccord Genuity LLC.(9)

4.14	Underwriting Agreement between Galmed Pharmaceuticals Ltd. and Cantor Fitzgerald &Co., as representative of the several underwriters, dated February 16, 2021 (11)

8.1	List of subsidiaries of Galmed Pharmaceuticals Ltd.(13)

11.1	Code of Business Conduct and Ethics of Galmed Pharmaceuticals Ltd.(7)

12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Chief Accounting Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Brightman Almagor Zohar & Co.*

162

101	The following financial information from Galmed Pharmaceuticals Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in Inline Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Loss, (iii) Consolidated Statements of Changes in Shareholders’ Equity (iii) the Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)	Incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed with the SEC on February 28, 2014.

(2)	Incorporated herein by reference to the Registration Statement on Form F-1, filed with the SEC on February 6, 2014.

(3)	Incorporated herein by reference to the Company’s Report on Form 6-K filed with the SEC on June 1, 2016.

(4)	Incorporated herein by reference to Exhibit A to the Company’s Report on Form 6-K filed with the SEC on April 2, 2015.

(5)	Incorporated herein by reference to Annex A to the Company’s Report on Form 6-K filed with the SEC on July 8, 2020.

(6)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2015.

(7)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 22, 2016.

(8)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 23, 2017.

(9)	Incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on March 26, 2021.

(10)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 13, 2018.

(11)	Incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on February 18, 2021.

(12)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 13, 2019.

(13)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 12, 2020.

(14)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2021.

*	Filed herewith.

163

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALMED PHARMACEUTICALS LTD.

	By:	/s/ Allen Baharaff
Allen Baharaff
President, Chief Executive Officer and Chairman

Date: May 2, 2022

164