Form 20-F
period 2022-12-31
Galmed Pharmaceuticals Ltd.
filed 2023-03-29
CIK 1595353

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

N/A

(Title of each class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2022): 25,203,396 ordinary shares are outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our ability to identify, evaluate and complete any strategic alternative that yields value for our shareholders;

●	the timing and cost of our pivotal Phase 3 ARMOR trial, or the ARMOR Study, for our product candidates, Aramchol and Amilo-5MER, or for any other pre-clinical or clinical trials;

●	completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre-clinical or clinical trial;

●	regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, or the Medicines and Healthcare Products Regulatory Agency, or the MHRA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	the commercial launch and future sales of Aramchol and any future product candidates;

●	our ability to comply with all applicable post-market regulatory requirements for Aramchol, Amilo-5MER or any other product candidate in the countries in which we seek to market the product;

●	our ability to achieve favorable pricing for Aramchol, Amilo-5MER or any other product candidate;

●	our expectations regarding the commercial market for non-alcoholic steato-hepatitis, or NASH, in patients or any other targeted indication;

●	third-party payor reimbursement for Aramchol, Amilo-5MER or any other product candidate;

●	our estimates regarding anticipated capital requirements and our needs for additional financing;

●	market adoption of Aramchol or any other product candidate by physicians and patients;

●	the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate;

●	our ability to obtain and maintain adequate protection of our intellectual property;

●	the possibility that we may face third-party claims of intellectual property infringement;

●	ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

●	our ability to establish adequate sales, marketing and distribution channels;

●	intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

●	the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy;

●	our expectations regarding licensing, acquisitions and strategic operations;

●	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; and

●	our ability to maintain the listing of our common stock on The Nasdaq Capital Market.

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

Risks Related to Our Financial Position and Capital Requirements

●	We are a biopharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

●	We have not yet commercialized any products and we may never be able to do so, and even if we do, the products may not gain market acceptance.

●	We will need substantial, additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

●	We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of Aramchol, Amilo-5MER or any other product candidate. If we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize Aramchol, Amilo-5MER or any other product candidate.

Risks Related to Our Business, Industry and Regulatory Requirements

●	Our activities to evaluate and pursue strategic alternatives may not be successful.

●	We are substantially dependent on our remaining employees to facilitate the consummation of a strategic transaction. We could lose such key employees.

●	The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons.

●	We have historically developed Aramchol for the treatment of NASH, an indication for which there are no approved products, and there is significant uncertainty regarding the regulatory approval process. In addition, during 2022, we discontinued our open label part of the ARMOR Study and we do not currently expect to initiate the second part of the ARMOR Study. This makes it difficult to predict the timing and costs of the clinical development of Aramchol for the treatment of NASH.

●	We depend largely on the success of our lead product candidate, Aramchol, and we may not obtain regulatory approval of Aramchol.

●	Commencement of our ARMOR Study in jurisdictions outside the United States is subject to acceptance of the foreign equivalent of our IND by regulatory authorities.

●	We may be forced to abandon development of Aramchol or any other product candidate which would have a material adverse effect on our business and may force us to cease operations.

●	The lack of a reliable non-invasive method for the diagnosis of NASH is likely to present a major challenge to Aramchol’s market penetration, if ever commercialized.

●	Our Amilo-5MER program is being conducted under a license agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, or Yissum.

●	If we acquire or in-license additional technologies or product candidates, we may incur significant, incremental expenses, may have integration difficulties and may experience other risks that could harm our business and results of operations.

●	Changes in regulatory requirements and guidance or unanticipated events during our clinical trials may occur, which may result in necessary changes to clinical trial protocols, which could result in increased costs to us, delay our development timeline or reduce the likelihood of successful completion of our clinical trials.

●	We manage our business through a small number of senior executive officers. We depend on them even more than similarly- situated companies.

●	Our business is subject to risks arising from epidemic diseases, such as the recent COVID-19 pandemic, which has impacted and could continue to impact our business.

Risks Related to Our Reliance on Third Parties

●	We have no manufacturing capacity and anticipate reliance on third-party manufacturers for Aramchol, Amilo-5MER or any other product candidate.

●	Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and potential future product candidates.

●	We depend on third parties to conduct our clinical trials.

Risks Related to Our Intellectual Property

●	The failure to obtain or maintain patents, licensing agreements and other intellectual property rights that are sufficiently broad and protective could impact our ability to compete effectively.

●	Our potential development of Aramchol meglumine may not result in improved bioavailability compared to the existing form of Aramchol. Furthermore, although we have pending patent applications and granted patent covering Aramchol meglumine in development, there is no assurance that we will receive any patents for them, and even if we receive one or more patents for our Aramchol meglumine in development, they may be of little or no commercial value.

Risks Related to Ownership of Our Ordinary Shares

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	The market price of our ordinary shares is volatile and you may sustain a complete loss of your investment.

●	If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our ordinary shares may be delisted and the price of our ordinary shares and our ability to access the capital markets could be negatively impacted.

●	Our President and Chief Executive Officer beneficially owns approximately 17.4% of our outstanding ordinary shares, as of March 15, 2023. Therefore, our principal shareholders will be able to exert significant control over matters submitted to our shareholders for approval.

●	Our U.S. shareholders may suffer adverse tax consequences due to our classification as a passive foreign investment company.

Risks Related to Israeli Law and Our Operations in Israel

●	Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

●	Provisions of Israeli law and our articles of association, or Articles, may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

●	Your rights, liabilities and responsibilities as a shareholder will be governed by Israeli law and differ in some material respects from those under U.S. law.

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

Risks Related to Our Financial Position and Capital Requirements

We are a biopharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

We are a biopharmaceutical company with an operating history limited to pre-clinical and clinical drug development and no approved products. During 2022, we discontinued the open-label part of the ARMOR Study having reached its objectives and initiated a strategic review process. Following the discontinuation of our open label part of the ARMOR Study, we do not currently expect to initiate the second part of the ARMOR Study. In addition, we have limited operating experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. We have funded our research and development programs and operations to date primarily through proceeds from private placements and public offerings. We currently have no products approved for marketing in the United States or any other jurisdiction and have not generated any revenue from product sales to date, although we have generated revenue from our licensing agreement with Samil Pharm. Co., Ltd., or Samil. We have incurred operating losses in each year since the inception of our predecessor in 2000. Our loss attributable to holders of our ordinary shares for the years ended December 31, 2021, and 2022 was approximately $32.5 million and $17.4 million, respectively. As of December 31, 2022, we had an accumulated deficit of $186.0 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations.

Our ability to become profitable depends upon our ability to generate revenue in excess of our expenses. To date, we have not generated any revenue, excluding the licensing revenue we recorded in connection with that certain Samil Agreement (as defined below), as our lead product candidate, Aramchol and has not been approved by the FDA, nor has any other product candidate. We do not know when, or if, we will generate any revenue from sales of Aramchol, Amilo-5MER and/or any other product candidate. We do not expect to generate revenue other than subsequent royalties and/or milestones that can be earned in connection with the Samil Agreement or other potential license agreements, unless and until we, or an ultimate third-party licensor or acquirer, obtain regulatory and marketing approval of, and commercialize, Aramchol, Amilo-5MER or any other product candidate. Subject to our strategic review, we will continue to incur significant research and development and general and administrative expenses related to our operations. We expect to continue to incur losses before we can consummate any strategic alternatives, which may be significant.

Based on our current operating plan, which is subject to change pursuant to our strategic review, we expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

●	re-initiate the ARMOR Study and/or commence any additional clinical trials for Aramchol and Amilo-5MER, or any other product candidate and initiate additional research and development programs;

●	seek regulatory approvals for Aramchol, Amilo-5MER or any other product candidate;

●	seek to in-license additional products or technologies to develop;

●	expand our operational, financial and management systems and personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company;

●	hire additional management and other personnel;

●	move towards commercialization of Aramchol or any other product candidate;

●	explore and review a range of strategic alternatives for our company.

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

We expect our research and development expenses to significantly increase if we re-initiate our ARMOR Study and initiate any other pre-clinical or clinical trials. In addition, if we obtain marketing approval for Aramchol, Amilo-5MER or any other product candidate and opt to commercialize it ourselves, we will likely initially incur significant expenses associated with outsourcing sales, marketing and manufacturing functions to third parties, as well as continued research and development expenses. Furthermore, we expect to incur additional costs associated with operating as a public company. As a result, and subject to our strategic review, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

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

We have not yet commercialized any products and we may never be able to do so. During 2022, we discontinued the open-label part of the ARMOR Study having reached its objectives and initiated a strategic review process. Following the discontinuation of our open label part of the ARMOR Study, we do not currently expect to initiate the second part of the ARMOR Study. We do not know when or if we will complete development of Aramchol, Amilo-5MER or any other product candidate, obtain regulatory approval, or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance for these products will depend on a number of factors, including:

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

As of December 31, 2022, we had a net working capital of $11.6 million, cash and cash equivalents of $2.0 million, restricted cash of $0.1 million, and marketable debt securities of $11.8 million. Based on our current operating plan, which is subject to change pursuant to our strategic review, we currently estimate that our cash position will support our current operations as currently conducted for more than 12 months from the date of issuance of this annual report. We will need to raise substantial, additional capital to fund our operations and to re-initiate the ARMOR Study and develop Aramchol and Amilo-5MER for, and beyond their current development stage, and ultimately commercialize them, if we opt to do so ourselves. In addition, we may expand our current research and development focus and clinical operations as well as the development of Aramchol or any other product candidate for other indications or development of other molecules and/or combination of Aramchol with other molecules for NASH or other liver and inflammatory diseases as well as non-invasive biomarkers, which we expect will also require additional capital. Our future capital requirements will depend on many factors including:

●	the outcome of our review of our strategic alternatives:

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the regulatory pathway of Aramchol, Amilo-5MER or any other product candidate;

●	the scope, prioritization and number of our clinical trials and other collaboration, research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol, Amilo-5MER or any other product candidate;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for Aramchol, Amilo-5MER or any other product candidate;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol, Amilo-5MER or any other product candidate;

●	market conditions;

●	our ability to maintain the listing of our orindary share on The Nasdaq Capital Market; and

●	the impact of the COVID-19 pandemic and the Russian invasion of Ukraine, which may exacerbate the magnitude of the factors discussed above.

Under General Instruction I.B.5 to Form F-3, or the Baby Shelf Rule, the amount of funds we can raise through primary public offerings of securities in any 12-month period using our registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by non-affiliates of the Company. As of March 15, 2023, our public float was approximately $10.2 million, based on 21,718,886 ordinary shares held by non-affiliates and a price of $0.47 per share, which was the last reported sale price of our ordinary shares on the Nasdaq Capital Market on March 15, 2023. We therefore are limited by the Baby Shelf Rule as of the filing of this annual report, until such time as our public float exceeds $75 million. If we are required to file a new registration statement on another form, we may incur additional costs and be subject to delays due to review by the SEC Staff.

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

We are unable to estimate our long-term capital requirements due to uncertainties associated with our strategic review and the development and commercialization of Aramchol, Amilo-5MER or any other product candidate. If we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize Aramchol, Amilo-5MER or any other product candidate.

Our long-term capital requirements are expected to depend on many potential factors, including, among others:

●	the outcome of our review of our strategic alternatives;

●	the number of product candidates in development;

●	the size, duration and scope of existing and future clinical trials and pre-clinical studies;

●	the regulatory pathway for the approval of Aramchol, Amilo-5MER or any other product candidate;

●	the results of our clinical trials, which are unpredictable in product candidate development;

●	our ability to successfully commercialize Aramchol, Amilo-5MER or any other product candidate, including securing commercialization and out-licensing agreements with third parties and favorable pricing and market share;

●	the progress, success and cost of our clinical trials and research and development programs, including those associated with milestones and royalties;

●	the costs, timing and outcome of regulatory review and obtaining regulatory approval of Aramchol, Amilo-5MER or any other product candidate and addressing regulatory and other issues that may arise post-approval;

●	the breadth of the labeling, assuming that Aramchol, Amilo-5MER or any other product candidate are approved for commercialization by a relevant regulatory authority, which may not occur;

●	our need, or decision, to acquire or in-license complementary technologies or new platform technologies or product candidates;

●	the costs of enforcing our issued patents and defending intellectual property-related claims;

●	the costs of investigating patents that might block us from developing potential product candidates;

●	the costs of recruiting and retaining qualified personnel;

●	the costs associated with contracting with third parties to manufacture the product and to perform other necessary services;

●	our revenue, if any; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

If we are unable to obtain the funds necessary for our operations, we will be unable to develop and commercialize Aramchol, Amilo-5MER or any other product candidate which would materially and adversely affect our business, liquidity and results of operations.

Risks Related to Our Business, Industry and Regulatory Requirements

Our activities to evaluate and pursue strategic alternatives may not be successful.

In May 2022, we announced that we will expand into new anti-fibrotic indications to maximize the potential of Aramchol while at the same time discontinuing the open label part of the ARMOR Study having reached its objectives. Simultaneously, we initiated a cost reduction plan and have been evaluating our strategic options alternatives and our structuring to best optimize our resources to enhance shareholder value and achieve our goals. In January 2023, we announced a strategic investment in OnKai, Inc., or OnKai, (See “Item 4. Information on the Company— Strategic Collaborations, Research Arrangements and other Agreements—Onkai.”) We expect to continue to devote significant time and resources to identifying and evaluating strategic transactions; however, there can be no assurance that such activities will result in any further agreements or transactions that will enhance shareholder value. In addition, potential strategic transactions that require shareholder approval may not be approved by our shareholders or a counterparty’s shareholders. Further, any strategic transaction that is completed ultimately may not deliver the anticipated benefits or enhance shareholder value.

We also may acquire additional businesses, products or product candidates. Integrating any newly acquired business, product or product candidate could be expensive and time-consuming. We may not be able to integrate any acquired business, product or product candidate successfully. If we do acquire any additional business, products, or product candidates, our future financial performance will depend, in part, on our ability to manage any future growth effectively and our ability to integrate any such acquired businesses, products or product candidates.

Any strategic transaction may require us to incur non-recurring or other charges, may increase our near- and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results. For example, these transactions may entail numerous operational and financial risks, including:

●	exposure to unknown liabilities;

●	incurrence of substantial debt or dilutive issuances of equity securities to pay for acquisitions;

●	higher than anticipated acquisition and/or integration costs;

●	write downs of assets or goodwill or impairment charges;

●	increased amortization expenses;

●	difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel;

●	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

●	the inability to retain our key employees or our other service providers or those of any acquired businesses.

Accordingly, there can be no assurance that we will undertake or successfully complete any strategic transactions of the nature described above and any transactions that we do complete may be subject to the foregoing or other risks and could have a material adverse effect on our business, financial condition and prospects.

We are substantially dependent on our remaining employees to facilitate the consummation of a strategic transaction. We could lose such key employees.

Our cash conservation activities may yield unintended consequences, such as attrition and reduced employee morale, which may cause remaining employees to seek alternative employment. Our ability to successfully complete a strategic transaction depends in large part on our ability to retain certain personnel. Despite our efforts to retain these employees, one or more may terminate their employment on short notice. The loss of the services of any of these employees could potentially harm our ability to evaluate and pursue strategic alternatives, as well as fulfill our reporting obligations as a public company.

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

We may not be able to complete or commence the clinical trials that would support our submission of an NDA to the FDA, a Marketing Authorization Application or MAA, to the EMA or MHRA or any similar submission to regulatory authorities in other countries. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. The fact that the FDA, EMA, MHRA or other regulatory authorities permit a company to conduct human clinical trials is no assurance or guarantee that the trials will be successful. On the contrary, most candidate drugs that begin clinical trials do not prove to be successful and do not result in the filing of an NDA, MAA or similar filing. Drug candidates that successfully complete one phase of clinical trials may prove unsuccessful at a subsequent phase. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements and in part because the results of clinical trials are inherently uncertain and unpredictable. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. Regulatory authorities, such as the FDA, may decline to permit a clinical trial to proceed or may suspend a clinical trial that it has previously permitted to proceed. Additionally, the clinical trial process is time-consuming, and failure can occur at any stage of the trials. We may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

●	difficulties obtaining regulatory authorization to commence a clinical trial or complying with regulatory requirements for clinical trials or with the conditions imposed by a regulatory authority regarding the scope, duration or conduct of a clinical trial;

●	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

●	difficulties in obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site;

●	challenges in recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including size and nature of patient population, proximity of patients to clinical sites, eligibility and exclusion criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

●	challenges in identifying or recruiting sufficient study sites or investigators for clinical trials; and

●	lack of adequate funding to initiate or continue our clinical trials.

Even if we re-initiate the Phase 3 ARMOR Study, the ARMOR Study may still be terminated as a result of, but not limited to, safety signals, lack of efficacy, uncertainties with regard to the regulatory pathway for the approval of NASH drugs, or commercial considerations based on the cost-benefit of continuing to run the study. In addition, the ARMOR Study or other clinical trials may be suspended or terminated by us, the FDA or other regulatory authorities, the principal investigator at a site, the IRBs at the sites where such boards are overseeing a trial or the data safety monitoring board, or the DSMB, that is overseeing the clinical trial at issue, or other regulatory authorities due to a number of factors, including:

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

We have historically developed Aramchol for the treatment of NASH, an indication for which there are no approved products, and there is significant uncertainty regarding the regulatory approval process. In addition, during 2022, we discontinued our open label part of the ARMOR Study and we do not currently expect to initiate the second part of the ARMOR Study. This makes it difficult to predict the timing and costs of the clinical development of Aramchol for the treatment of NASH.

Pharmaceutical products generally are subject to rigorous nonclinical testing and clinical studies and other approval procedures mandated by the FDA and foreign regulatory authorities. We have historically developed Aramchol for the treatment of NASH, an indication for which there are no approved products.

In September 2019, we initiated the ARMOR Study and during 2022 we discontinued the open-label part of the ARMOR Study having reached its objectives. Following the discontinuation of our open label part of the ARMOR Study, we do not currently expect to initiate the second part of the ARMOR Study.

Although there are guidelines issued by the FDA for the development of drugs for the treatment of NASH, it is our current assessment that despite considerable efforts from the scientific community and regulatory agencies, there are significant uncertainties that remain unresolved with regards to the conduct of NASH Phase 3 registrational studies. These risks include dependence on biopsies as the primary surrogate endpoint which are subjective in nature and prone to sampling errors and inadequacy; high screen failure rates which pose a burden to patients, investigators, and study budget; lack of validated biomarkers and the heterogenous population included under the NASH diagnosis. Moreover, pathology plays a role in NASH clinical trials with histology being the current reference method to determine inclusion in trials and change in disease activity and fibrosis stage. Manual histological review is complex, subjective, and prone to inter- and intra-reader variability and error. Existing pathology scoring systems and practices show only moderate to fair reproducibility, limiting their utility for clinical research and practice.

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

We have invested almost all of our efforts and financial resources in the research and development (clinical and pre-clinical) of our lead product candidate, Aramchol. As a result, subject to our strategic review, our business is largely dependent on the success of the ARMOR Study and our ability to complete the development of, obtain regulatory approval for and successfully commercialize Aramchol in a timely manner. The process to develop, obtain regulatory approval for and commercialize Aramchol is long, complex, costly and uncertain as to its outcome and we do not currently expect to initiate the second part of the ARMOR Study.

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

Even if we re-initiate the ARMOR Study, the requirements and length of time for approval vary in different jurisdictions and could involve additional studies of Aramchol beyond those we currently anticipate, including potentially post-approval studies. The time required to obtain approval in other countries might differ from that required to obtain FDA approval in the United States. The marketing approval process in other countries may include all of the risks detailed above regarding FDA approval as well as other risks. In particular, in many countries outside the United States, it is required that a product receive pricing and reimbursement approval before the product can be commercialized. This can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved therapy. This can result in significant expense to conduct complex clinical trials. Finally, we do not have any products approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of Aramchol or any other product candidate will be harmed.

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

We have in the past and, subject to our strategic review, may in the future develop Aramchol in combination with investigational therapies. We will not be able to market and sell Aramchol or any product candidate we develop in combination with an unapproved therapy for a combination indication if that unapproved therapy does not ultimately obtain marketing approval either alone or in combination with our product candidate. In addition, unapproved therapies face the same risks described with respect to Aramchol or any other product candidate currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA, EMA or MHRA approval. If the FDA, EMA, MHRA or comparable foreign regulatory authorities do not approve these other drugs or revoke their approval of, or if safety, efficacy, quality, manufacturing or supply issues arise with the product candidates we choose to evaluate in combination with our product candidate we develop, we may be unable to obtain approval of or market such combination therapy.

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

A further challenge to Aramchol’s market penetration is that currently a liver biopsy is the standard approach for measuring improvement in NASH patients. Because it would be impractical to subject all patients that take Aramchol, when and if it is approved, to regular and repeated liver biopsies, it will be difficult to demonstrate Aramchol’s effectiveness to practitioners and patients unless and until a reliable non-invasive method for the diagnosis and monitoring of NASH becomes available, as to which there can be no assurance.

While other companies in the industry are currently working on advancing non-invasive diagnostic approaches, none of these has been clinically validated, and the timetable for commercial validation, if at all, is uncertain. Moreover, such diagnostics may also be subject to regulation by FDA or other regulatory authorities as medical devices and may require premarket clearance or approval. See also “Item 3. Key Information—Risk Factors —Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements —- We are developing Aramchol for the treatment of NASH, an indication for which there are no approved products, and there is significant uncertainty regarding the regulatory approval process. This makes it difficult to predict the timing and costs of the clinical development of Aramchol for the treatment of NASH.”

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

We evaluate from time-to-time the acquisition or in-licensing of additional product candidates and technologies. Any product candidate or technologies we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive pre-clinical or clinical testing, or both, and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate, or product developed based on in-licensed technology, will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure that any product candidate that we develop based on acquired or in-licensed technology that is granted regulatory approval will be manufactured or produced economically, successfully commercialized or widely accepted or competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed product candidates could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.

Obtaining approval of an NDA, or other regulatory approval, even after clinical trials that are believed to be successful, is an uncertain process.

Even if we complete clinical trials and believe that the clinical data confirms that Aramchol, Amilo-5MER or any other product candidate is sufficiently safe and effective for its intended use or uses, obtaining approval of an NDA, or other regulatory approval, is an extensive, lengthy, expensive and uncertain process, and the FDA and other regulatory agencies may delay, limit or deny approval of such product candidate for many reasons, including, without limitation, the fact that:

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

We will be required to identify and enroll a sufficient number of patients in the U.S. with NASH for each of our clinical trials of Aramchol in this indication. We also may encounter difficulties in identifying and enrolling U.S. NASH patients who meet the eligibility criteria for our planned clinical trials. We may not be able to initiate or continue clinical trials if we are unable to locate a sufficient number of eligible patients to participate in the clinical trials required by the FDA or other foreign regulatory agencies. In addition, the process of finding and diagnosing patients may prove costly. To date, we have already experienced significant delays in our clinical trials largely related to significantly slower than expected recruitment and the length of time required to obtain regulatory authorizations to proceed with clinical trials. Our inability to enroll a sufficient number of patients for any of our clinical trials could result in further significant delays, additional expenses, or may require us to abandon one or more clinical trials.

Changes in regulatory requirements and guidance or unanticipated events during our clinical trials may occur, which may result in necessary changes to clinical trial protocols, which could result in increased costs to us, delay our development timeline or reduce the likelihood of successful completion of our clinical trials.

Changes in regulatory requirements or guidance or unanticipated events during our clinical trials may result in the need for us to amend clinical trial protocols. In December 2020, we announced the addition of an open label part to our ARMOR Study that involved a significant amendment to the clinical trial protocol. Amendments may require review and approval by regulators and/or IRBs, and re-consent subjects, which may adversely affect the cost, timing or successful completion of a clinical trial. Even if we re-initiate the ARMOR Study, if we experience delays in the completion of, or if we terminate, any of the ARMOR Study or any other clinical trials, this could have a material adverse effect on our business, liquidity, operating results and financial condition and may force us to cease operations. See also “Item 3. Key Information—Risk Factors—Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements - We are developing Aramchol for the treatment of NASH, an indication for which there are no approved products, and there is significant uncertainty regarding the regulatory approval process. This makes it difficult to predict the timing and costs of the clinical development of Aramchol for the treatment of NASH.”

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

The FDA and other regulatory agencies may actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

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

Various states, such as California, have also taken steps to consider and enact laws or regulations that are intended to increase the visibility of the pricing of pharmaceutical products with the goal of reducing the prices at which pharmaceutical products are sold. On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022 that contains significant reforms affecting the pricing of drugs and biologics paid by Medicare. The new requirements establish a timeline for certain drugs to negotiate with the federal government a “maximum fair price” for certain selected drugs beginning in 2026. The numbers of drugs, as well as the selection criteria, is established for each year. Because these various actual and proposed legislative changes are intended to operate on a state-by-state level and the new national law, we cannot predict what the full effect of state legislative activities, and the IRA may be on our business in the future.

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

Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to recruit, attract, retain, manage and motivate qualified senior executive officers with adequate operational, scientific and technical experience. The loss of the services of our senior executive officers, including our President, Chief Executive Officer, or the inability to hire or retain experienced management personnel, could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our senior executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner.

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

Subject to our strategic review, we may experience rapid and substantial growth in order to achieve our operating plans, which will place a strain on our human and capital resources. Successful implementation of our business plan will require management of growth, which will result in an increase in the level of responsibility for management personnel. Any future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. To that end, we must be able to, among other things:

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

We are exploring the expansion of Aramchol for the treatment of other indications in order to expand our pipeline, commercial potential and ultimately de-risk the Company for the success of any one given trial. If we initiate additional clinical trials, this may divert a significant amount of Company resources and may be unsuccessful. The regulatory pathway may prove simpler than for NASH and as a result this may shift the priorities for Aramchol in the future.

Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other shareholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board of Director and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us.

Customers, consumers, investors and other shareholders are increasingly focusing on environmental issues, including climate change, energy and water use, plastic waste and other sustainability concerns. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Changing customer and consumer preferences or increased regulatory requirements may result in increased demands or requirements regarding plastics and packaging materials, including single-use and non-recyclable plastic products and packaging, other components of our products and their environmental impact on sustainability, or increased customer and consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of substances present in certain of our products. Complying with these demands or requirements could cause us to incur additional manufacturing, operating or product development costs.

If we do not adapt to or comply with new regulations, including the SEC’s published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

Our business is subject to risks arising from epidemic diseases, such as the recent COVID-19 pandemic, which has impacted and could continue to impact our business.

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, we implemented remote working and workplace protocols for our employees in accordance with Israeli Ministry of Health requirements to ensure employees safety, experienced delays in recruitment to our ARMOR Study, and took several cost-reduction measures.

If there is a resurgence of the COVID-19 pandemic, we may, subject to our strategic review, experience further disruptions that could severely impact our business, clinical trials, and supply chains, including:

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

In addition, any resurgence of COVID-19 may in the future impact the trading price of shares of our ordinary shares and could impact our ability to raise additional capital on a timely basis or at all. The extent to which any resurgence of the COVID-19 pandemic may impact our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the geographic spread of the disease, the duration of the pandemic, travel restrictions, quarantines, shelter-in-place orders and social distancing, business closures or business disruptions and the effectiveness of actions taken to contain and treat the disease. The impact of the COVID-19 pandemic may also have the effect of heightening many of the other risks described in the “Risk Factors” section of this Annual Report on Form 20-F.

Risks Related to Our Reliance on Third Parties

We have no manufacturing capacity and anticipate reliance on third-party manufacturers for Aramchol, Amilo-5MER or any other product candidates.

We do not currently operate manufacturing facilities for the production of Aramchol, Amilo-5MER or their API. We still have not, and may never, develop facilities for the manufacture of product candidates or products for clinical trials or commercial purposes. We rely on third-party manufacturers to produce bulk drug products required for our clinical trials. Our contract manufacturers have not completed commercial development and validation processes of the Aramchol and Amilo-5Mer API and we have experienced delays in the development of the Aramchol meglumine formulation. Drug product manufacturing processes may experience further difficulties and delays in production.

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

Subject to our strategic review, we plan to transition from Aramchol free acid to Aramchol meglumine (salt) in our double-blind, placebo-controlled histology-based registrational part of the ARMOR Study and any other clinical trials of Aramchol. As part of our research and development studies, we have confirmed that several Aramchol salts have improved solubility as compared to the existing form of Aramchol free acid. We have pending patent applications and have been granted patents directed to composition of matter of Aramchol meglumine as well as a wide range of other salts.

There can be no assurance that the U.S. Patent and Trademark Office, or the USPTO, or any other foreign equivalent will issue any additional patents based on the patent applications that we submitted to protect our Aramchol salts or Amilo-5MER, nor, should the USPTO or foreign equivalent issue any patents to us with respect to the Aramchol salts or Amilo-5MER, that we will be provided with adequate protection against potentially competitive products. Furthermore, if foreign equivalent issues us one or more patents for the Aramchol salts or Amilo-5MER or with respect to already issued patents for the Aramchol salts or Amilo-5MER, there can be no assurance that the issued patents will be of any commercial value, or that private parties or competitors will not successfully challenge these patents or circumvent these patents in the United States or their counterparts abroad. In the absence of adequate patent protection, our business may be adversely affected by competitors who develop comparable technology or products and our commercial prospects may be materially adversely affected.

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

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from the PCT application. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

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

Risks Related to Ownership of Our Ordinary Shares

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

More recently, the closures of SVB and Signature Bank and their placement into receivership with the FDIC created bank-specific and broader financial institution liquidity risk and concerns. Although the Department of the Treasury, the Federal Reserve and the FDIC jointly released a statement that depositors at SVB and Signature Bank would have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

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

Since our initial public offering, the trading price of our ordinary shares has been volatile and is likely to continue to be volatile. In addition, the trading volume is and has been volatile and oftentimes relatively illiquid. The following factors, some of which are beyond our control, in addition to other risk factors described in this section, may have a significant impact on the market price and trading volume of our ordinary shares:

●	the outcome of our review of strategic alternatives;

●	delays in existing clinical trials;

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory or inconclusive results of clinical trials;

●	termination of clinical trials;

●	adverse events in our ongoing clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to our product candidates;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any product liability actions or intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the pharmaceutical industry in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our board of directors, management or other key personnel;

●	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of drugs we, our licensees or others develop;

●	success of research and development projects;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates, cash flow guidance, or recommendations by securities analysts;

●	developments by our licensees, if any;

●	future issuances of ordinary shares or other securities; and

●	natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 pandemic), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

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

If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our ordinary shares may be delisted and the price of our ordinary shares and our ability to access the capital markets could be negatively impacted

Our ordinary shares are listed on the Nasdaq Capital Market. As such, we are required to meet the continued listing requirements of the Nasdaq Capital Market and other Nasdaq rules, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price and certain other corporate governance requirements. In particular, we are required to maintain a minimum bid price for our listed ordinary shares of $1.00 per share.

On June 15, 2022, we were notified in a letter, or the Notification Letter, by the Nasdaq Listing Qualifications that we are not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2), or the Rule, for continued listing on The Nasdaq Capital Market. The Notification Letter provided that we had 180 calendar days, or until December 12, 2022, to regain compliance with the Rule. To regain compliance, the bid price of our ordinary shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. Since we did not regain compliance by December 12, 2022, we requested and received from The Nasdaq Capital Market an additional 180 calendar days or until June 12, 2023 to comply with the minimum bid price. If we fail to regain compliance during the second compliance period, then Nasdaq will notify us of its determination to delist our ordinary shares, at which point we will have an opportunity to appeal the delisting determination to a Hearings Panel. No assurance can be given that we will be able to regain compliance with the Rule. If we do not meet these or other continued listing requirements, our ordinary shares could be delisted. Delisting of our ordinary shares from the Nasdaq Capital Market would cause us to pursue eligibility for trading on other markets or exchanges, or on the pink sheets. In such case, our shareholders’ ability to trade, or obtain quotations of the market value of, our ordinary shares would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. There can be no assurance that our ordinary shares, if delisted from the Nasdaq Capital Market in the future, would be listed on a national securities exchange, a national quotation service, the Over-The-Counter Markets or the pink sheets. Delisting from the Nasdaq Capital Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our ordinary shares, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. Additionally, the threat of delisting or a delisting of our ordinary shares from the Nasdaq Capital Market, could reduce the number of investors willing to hold or acquire our ordinary shares, thereby further restricting our ability to obtain equity financing, and it could reduce our ability to retain, attract and motivate our directors, officers and employees. In addition, as a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ordinary shares.

Our President and Chief Executive Officer beneficially owns approximately 17.4% of our outstanding ordinary shares, as of March 15, 2023. Therefore, our principal shareholders will be able to exert significant control over matters submitted to our shareholders for approval.

Our President and Chief Executive Officer currently beneficially owns approximately 17.4% of our outstanding ordinary shares as of March 15, 2023. Therefore, our President and Chief Executive Officer will be able to exert significant control over matters submitted to our shareholders for approval. As our President and Chief Executive Officer could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of our President and Chief Executive Officer may not always coincide with our interests or the interests of other shareholders. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning stock in companies with controlling shareholders.

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

Subject to our strategic review, we will need to raise additional capital and may seek additional capital through a combination of private and public equity offerings, “at-the-market” issuances, equity-linked and structured transactions, debt (straight, convertible, or otherwise) financings, collaborations and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us. Depending upon market liquidity at the time, additional sales of shares registered at any given time could cause the trading price of our ordinary shares to decline.

Our U.S. shareholders may suffer adverse tax consequences due to our expected classification as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average value of our assets is attributable to assets that are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based upon our review of our financial data, we believe that we were a PFIC for our 2022 taxable year and expect to be a PFIC for the 2023 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2023 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder (as defined below) owns ordinary shares, such U.S. Holder could face adverse U.S. federal income tax consequences. For example, such U.S. Holder could be subject to additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition of our shares, whether or not we continue to be characterized as a PFIC. Certain adverse consequences of PFIC status can be mitigated if a U.S. Holder makes a “mark -to -market” election or an election to treat us as a qualified electing fund, or QEF. Upon request, we expect to provide the information necessary for U.S. Holders to make “qualified electing fund elections” if we are classified as a PFIC. Each investor is urged to consult its tax advisor with respect to the application of the PFIC rules. See also “Item 10. Additional Information—E. Taxation— Certain U.S. Federal Income Tax Considerations.”

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions, and may be subject to tax reporting obligations. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist any shareholder in determining whether such shareholder is treated as a United States shareholder with respect to any “controlled foreign corporation” in our group (if any) or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its tax advisors regarding the potential application of these rules to its investment in the shares.

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

Inflation could adversely affect our business and results of operations.

While inflation in the United States and global markets has been relatively low in recent years, during 2021 and 2022, the economy in the United States and global markets encountered a material increase in the level of inflation. The impact of COVID-19, geopolitical developments such as the Russia-Ukraine conflict and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

Israel’s most recent general elections were held on April 9, 2019, September 17, 2019, March 2, 2020, March 23, 2021 and November 1, 2022. In addition, proposed judicial reform has sparked widespread protests across Israel. Uncertainty surrounding future elections and the outcome of the judicial reform in Israel may continue and the political situation in Israel may further deteriorate. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

Our functional currency is the U.S. dollar. We incur expenses in U.S. dollars and New Israeli Shekels, or NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if either the NIS devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the U.S. dollar cost of our operations in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2022 was $1.00 = NIS 3.52. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation, if any, of the NIS against the U.S. dollar. As of the date hereof, neither the inflation rate in Israel has exceeded the rate of devaluation of the NIS, respectively, during the calendar years 2020, 2021 or 2022.

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

B. Business Overview

We are a biopharmaceutical company focused on the development of Aramchol. Historically, we have focused almost exclusively on developing Aramchol for the treatment of liver disease. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

We believe that our lead product candidate, Aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that constitutes a large unmet medical need.

Aramchol is a synthetic conjugate of 3-amino cholic acid, or a type of modified bile acid, and arachidic acid, or a type of saturated fatty acid, which in its non-synthetic forms, is naturally occurring. The conjugated molecule acts upon important metabolic pathways, reducing fat accumulation in the liver, improving fatty acid oxidation and regulating the transport of cholesterol. The ability of Aramchol to decrease liver fat content may also reduce the inflammation and fibrosis in the liver and the risk of cardiovascular complications associated with NASH. Pre-clinical studies suggest Aramchol’s effect on fibrosis is also direct via collagen production from human hepatic stellate cells. We believe that Aramchol’s ability to reduce liver fat and liver fibrosis and the safety profile observed to date will enable it to be a treatment for all stages of NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus and prevent the hepatic complications associated therewith.

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

In May 2022, we announced our plan to expand into new anti-fibrotic indications to maximize the potential of Aramchol while at the same time discontinuing the open label part of its ARMOR Study having reached its objectives. Simultaneously, we initiated a cost reduction plan and an evaluation of our strategic alternatives and our structuring to best optimize our resources to enhance shareholder value and achieve its goals. As a result of the cost reduction plan, we discontinued any non-essential research and development activities and reduced our headcount by approximately 65% leaving a core team of management and research and development personnel. Following the discontinuation of our open label part of the ARMOR Study, we do not currently expect to initiate the second part of the ARMOR Study.

On January 5, 2023, we entered into a non-binding term sheet for an equity investment in OnKai, a US-based technology company developing an AI-based platform to advance healthcare for underserved populations across the United States by facilitating alignment between healthcare stakeholders. The term sheet provides for an investment, of at least $2.5 million, of which we shall invest $1.5 million in exchange for series seed preferred shares of OnKai (which is in addition to a $1.5 million investment that was made by us in OnKai through a Simple Agreement for Future Equity and which will convert at a 15% discount into series seed preferred shares upon consummation of the investment round). See “Item 4. Information on the Company— Strategic Collaborations, Research Arrangements and other Agreements—Onkai.”

We are currently exploring the feasibility of developing Aramchol for other indications outside of liver disease and anti-fibrotic indications and we continue to collaborate with the Hebrew University in the development of Amilo-5MER, however we have no current plans to initiate a clinical trial for Aramchol or Amilo-5MER and are continuing to evaluate our strategic alternatives and our structuring. We have not stated a definitive timeline for completion of the evaluation process and there can be no assurance that the evaluation process will result in our pursuing any strategic alternative, or that a strategic alternative, if any, would be completed successfully or at all. There can be no assurance that the review will result in any transaction or other strategic change or outcome. We do not intend to comment further until we determine that further disclosure is appropriate or necessary.

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

	Placebo			Aramchol 100mg/d			Aramchol 300mg/d
	(N=20)			(N=20)			(N=20)
MedDRA	No.	No.		No.	No.		No.	No.
preferred term	Events	Subjects	%	Events	Subjects	%	Events	Subjects	%

Abdominal pain	2	2	10%	2	1	5%	1	1	5%
Abdominal pain
upper	1	1	5%	2	2	10%	—	—	—
Constipation	2	2	10%	—	—	—	—	—	—
Asthenia	2	2	10%	—	—	—	—	—	—
Back pain	3	3	15%	—	—	—	—	—	—
Musculoskeletal
pain	2	2	10%	—	—	—	—	—	—
Upper
respiratory tract
infection	—	—	—	—	—	—	2	2	10%

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

The following table summarizes the most frequent adverse events.

The following table summarizes the ARREST results:

		Aramchol	Aramchol
	Placebo	400 mg	600 mg
MRS- –Absolute change from baseline in mean liver fat (1)	(0.09)%	(3.41)%	(3.18)%
		P=0.0450	P=0.0655
MRS responders- Reduction of ≥5% in absolute change from baseline (1)	24.4%	36.7%	47.0%
		P=0.0878	P=0.0279
NASH resolution without worsening of fibrosis (2)	5%	7.5%	16.7%
		P=0.4955	P=0.0514
NASH resolution (2)	7.5%	12.5%	19.2%
		P=0.2237	P=0.0462
Fibrosis improvement (≥1 stage) without worsening of NASH (2)	17.5%	21.3%	29.5%
		P=0.8425	P=0.2110
Progression to Cirrhosis (Post-Hoc Analysis) worsening of NASH (2)	7.5%	7.5%	1.3%
		P=0.5693	P=0.1008
ALT (U/L) Change from baseline (3)	+11.82	-12.0	(17.3)
		P=0.0002	P<0.0001
AST (U/L) Change from baseline (3)	+6.67	(7.20)	(10.83)
		p=0.0011	p<.0001
HbA1C Change from baseline (4)	+0.32	(0.04)	(0.13)
		p=0.0061	p=0.0008

(1)	Placebo N=41; 400mg N=90, 600mg N=83; Mixed Effect Model Repeat Measurement (MMRM) adjusted mean changes from baseline; p-values for comparison of active treatment arm vs. placebo.

(2)	Placebo N=40, 400mg N=80, 600mg N=78; Baseline adjusted logistic regression; p-values for comparison of active treatment arm vs. placebo.

(3)	Placebo N=47, 400mg N=100, 600mg N=98; MMRM adjusted mean changes from baseline; p-values for comparison of active treatment arm vs. placebo.

(4)	Placebo N=47, 400mg N=98, 600mg N=96; MMRM adjusted mean changes from baseline; p-values for comparison of active treatment arm vs. placebo.

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

In May 2022, we announced the discontinuation of the open label part of our ARMOR Study having reached its objectives and in January 2023, we announced full results from the open label part of the ARMOR Study. Following the discontinuation of our open label part of the ARMOR Study, we do not currently expect to initiate the second part of the ARMOR Study.

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

The open label study enrolled 157 subjects. Fifty-one (51) subjects underwent post-baseline biopsies prior to study discontinuation (28 subjects at <48 weeks and 23 subjects at ≥48 weeks). The study was designed to assess the safety, pharmacokinetics (PK) and efficacy kinetics as a function of treatment duration. Three independent pathologists and three different histopathology reading methodologies were used to assess the antifibrotic effect of Aramchol: fibrosis stage based on NASH CRN; ranked assessment (improvement/worsening/stable) of paired (pre- and post-baseline) biopsies, blinded to sequence; and an automated and continuous score of Fibrosis Composite Severity (FCS), using FibroNest™, a quantitative AI digital pathology image analysis method. Noninvasive tests (NITs) included imaging (fibroscan) and biomarkers (liver enzymes, FIB-4, Pro-C3 and ELF).

Aramchol treatment resulted in a high proportion of subjects showing fibrosis improvement based on all three biopsy reading methodologies, with a larger treatment effect with longer duration of therapy. Following a treatment duration of 48 weeks or more, improvement in fibrosis was demonstrated in 39% of subjects according to NASH CRN and 61% of subjects according to ranked assessment. At Week 48 AI demonstrated fibrosis improvement in 100% of subjects when responders were defined by an absolute reduction of the FCS score >0.3, 65% when responders were defined by a relative reduction of >25%, and a statistically significant reduction from baseline in mean FCS score (p<0.0001). NASH resolution without worsening of fibrosis was demonstrated in 26.5% of subjects.

Fibroscan, ALT, AST, and FIB4 were analyzed using MMRM, based on all subjects (N=154). Fibroscan results were consistent, with an improvement in fibrosis showing a mean absolute reduction from baseline to week 72 of 2.5 kPa (p<0.0001). At Week 72, ALT was reduced by 22 U/L (p<0.0001), AST was reduced by 18 U/L (p<0.0001), and FIB-4 was reduced by 0.30 (p<0.0001).

Pro-C3 and ELF were analyzed for 43 subjects at week 24 showing reduction in both Pro-C3 levels (p<0.0001) and ELF (p=0.0038).

The Open Label part demonstrated the good safety profile of Aramchol 300mg BID including long-term follow up. The incidence of serious adverse events (SAEs) was consistent with the population (10.4%) and early discontinuation rates due to adverse events (AEs) were low (4.5%).

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

In March 2021, we dosed the first subject in our first in human Phase 1 trial of Amilo-5MER for the treatment of chronic inflammatory diseases. The trial was a three-part, single center, double-blind, randomized, placebo-controlled first in human study of single ascending doses (Part 1) and multiple doses (Part 2) of Amilo-5MER in young healthy adult male subjects and a single dose cohort in healthy elderly male and female subjects (Part 3). Overall, 55 healthy male and female subjects were enrolled in the study. Cohorts of 8 subjects were randomized to receive Amilo-5MER or placebo by subcutaneous injection in a ratio of 6:2. In Part 1, cohorts of young male adults received single ascending doses of 10, 30, 90, 180 and 360 mg; in Part 2, a single cohort received doses of 180 mg BID for 5 consecutive days and in Part 3 a single cohort of healthy elderly male and female subjects received a single dose of 180 mg. The primary objectives of the trial were to evaluate the safety, tolerability, and pharmacokinetics of Amilo-5MER. In January 2022, we announced results in which all doses of Amilo-5MER were well tolerated with no clinically significant adverse events and none considered related to the investigational product. All subjects completed the study as per protocol. Overall exposure to Amilo-5MER increased with an increase in dose, with statistically significant dose proportionality over the 10 mg to 360 mg dose range. We are currently evaluating which indication to pursue further development of Amilo-5MER.

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

In addition, we are conducting carcinogenicity studies to identify whether Aramchol has any tumorigenic potential upon long-term administration in support of any future NDAs or MAAs. Under FDA guidance, we are required to perform two studies, one in rats and the other in mice. The carcinogenicity study in rats is a two-year study which was initiated in February 2020 and finalized during 2022. There were no significant adverse findings reported over the course of the study.

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

In July 2022, we announced results showing significant effects of Aramchol in pre-clinical model of both lung and gastrointestinal (GI) fibrosis. Fibrosis is a common complication of chronic inflammation and can affect all organs and tissues. To date, only limited anti-fibrotic drugs are approved or are in development, most of which have restricting side effects. Aramchol is a partial inhibitor of SCD1 with distinctive, direct, anti-fibrotic activity demonstrated in several pre-clinical models. Treatment with Aramchol resulted in statistically significant fibrosis improvement in a validated bleomycin model of lung fibrosis (IPF), comparable to Pirfenidone which is the gold standard treatment. Findings were seen across all important indicators for the severity of fibrosis including hydroxyproline (a marker for collagen deposition in the fibrotic tissue) P< 0.05, Ashcroft score P < 0.005, % CPA (Percentage Collagen Proportionate Area of the lung) P < 0.001, and immunohistochemistry (type I collagen and a SMA) P < 0.005 for both staining. Statistically significant improvements were also demonstrated in a validated DSS model of inflammatory bowel disease (IBD). Dextran sulfate sodium (DSS) induced colitis model is widely used because of its similarities with human ulcerative colitis. Clinical improvements were statistically significant at least by p value < 0.05 while in histological score (based on inflammation and colon structural changes) significance was as low as p<0.01. Aramchol was found to be the most effective compound tested. Control groups included 5-ASA and local steroids which are the gold standards for current treatment.

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

Onkai

On January 5, 2023, we entered into a non-binding term sheet, or the Term Sheet, for an equity investment in OnKai, a US-based technology company developing an AI-based platform to advance healthcare for underserved populations across the United States by facilitating alignment between healthcare stakeholders. The Term Sheet provides for an investment, or the Investment Round. of at least $2.5 million, of which we shall invest $1.5 million in exchange for series seed preferred shares of OnKai (which is in addition to a $1.5 million investment that was made by us in OnKai through a Simple Agreement for Future Equity and which will convert at a 15% discount into series seed preferred shares upon consummation of the Investment Round). Assuming a $2.5 million Investment Round, we are expected to hold approximately 17% of the outstanding share capital of OnKai on an as-converted and fully diluted basis. The Term Sheet further contemplates, among other things, that the Company will be granted certain customary pre-emptive rights as well as registration rights, first refusal rights, co-sale rights and broad based weighted average anti-dilution rights, a board seat, and certain customary protective provisions. The closing of the Investment Round is subject, among other things, to the entry into of definitive documents and certain closing conditions.

We contemplate entering into a collaboration agreement with OnKai on or around the time of the consummation of the Investment Round in which the Company is expected to share resources with OnKai in enriching its AI platform. In addition, it is contemplated that Allen Baharaff will serve in as a board member with OnKai while continuing to serve as CEO of the Company.

OnKai is developing a proprietary technology, a “smart grid”, that maps local clinics serving millions of underserved Americans and streams to these clinics resources, including funding, specialists, training, and access to clinical studies. This is intended to facilitate faster clinical trial enrollment and provide clinical trials as a healthcare option in these communities by bringing novel medications, such as access to orphan drugs, to communities in need. We believe that it will potentially benefit in the future from enhanced access to a pool of clinical trial participants for the advancement of our product candidates.

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

In February 2019, Intercept Pharmaceuticals announced its Phase 3 results of their OCA drug for the treatment of liver fibrosis due to NASH and Intercept reported that it submitted an NDA to the FDA seeking accelerated approval of OCA for NASH and an MAA to the EMA. According to Intercept, in June 2020 it received a CRL from the FDA with respect to its NDA for OCA for liver fibrosis due to NASH and the CRL indicated that, based on the data the FDA had reviewed, the FDA has determined that the predicted benefit of OCA based on a surrogate histopathologic endpoint remains uncertain and does not sufficiently outweigh the potential risks to support accelerated approval for the treatment of patients with liver fibrosis due to NASH. Furthermore, according to Intecept, the FDA recommended that it submit additional post-interim analysis efficacy and safety data from its ongoing REGENERATE trial in support of potential accelerated approval and that the long-term outcomes phase of the trial should continue. Intercept reported that in December 2021, it withdrew its MAA as the established application timeline could not be extended any further to allow for submission of additional safety and efficacy data being generated from the REGENERATE study and the Committee for Medicinal Products for Human Use was not able to determine a positive benefit-risk based on previously submitted data. In December 2022, Intercept reported that it resubmitted an NDA to the FDA for OCA for the treatment of patients with pre-cirrhotic liver fibrosis due to NASH and in January 2023, Intercept reported that the FDA accepted the resubmission and assigned a Prescription Drug User Fee Act (PDUFA) target action date of June 22, 2023.

In December 2022, Madrigal announced positive topline results from its pivotal Phase 3 MAESTRO-NASH biopsy clinical trial of resmetirom, a liver-directed selective thyroid hormone receptor agonist. MAESTRO-NASH, in which Madrigal reported that it achieved both liver histological improvement endpoints that FDA proposed as reasonably likely to predict clinical benefit to support accelerated approval for the treatment NASH with liver fibrosis.

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

Intellectual Property and Patent Strategy

The proprietary nature of, and protection for, Aramchol or Amilo-5MER or any other product candidate and our discovery programs for new indications, processes and know-how are important to our business. We own patent rights to Aramchol and Amilo-5MER in various jurisdictions worldwide, including within and outside of Israel. We have sought patent protection in the United States and internationally for Aramchol and Amilo-5MER, our discovery programs, and any other inventions to which we have rights, where available and when appropriate. The term of U.S. Patent No. 7,501,403, covering the use of Aramchol for the treatment of fatty liver, has been extended by 567 days due to patent term adjustments, or PTA, resulting in an effective expiration date of November 3, 2023. We have granted patents and pending patent applications in various jurisdictions relating to (1) the composition of matter of Aramchol meglumine as well as a wide range of other salts, or the CoM Patent; (2) a method for treating/inhibiting hepatic fibrosis and non-hepatic fibrosis associated or non-associated with NASH or NAFLD, or the Hepatic Fibrosis Patent; and (3) a method of treating dysbiosis, or the Dysbiosis Patent. In addition, we have pending patent applications for Aramchol meglumine and other salts, including a granted U.S. patent for low dose composition of Aramchol (US 10,849,911 B2) and other salts. We have been allowed or granted patents for Aramchol and other salts which includes claims for the treatment of fatty liver in Europe and certain other countries. The CoM Patent application was granted on February 7, 2023 in the United States, allowed in Brazil on March 7, 2023 and is still pending in India. The CoM Patent that was granted in the United States expires on December 4, 2034, subject to appropriate maintenance, renewal, annuity or other governmental fees being paid. The Hepatic Fibrosis Patent has been granted in United States (US 11,197,870 B2) and Canada and in Israel and expires in each jurisdiction in 2037. The Dysbiosis Patent was granted in U.S., Israel and Mexico and expires in each jurisdiction at the end of 2038 (including PTA). In addition, a patent applications were granted in Israel relating to Aramchol use in NAFLD and NASH treatments and in Mexico relating to Aramchol use to treat pulmonary fibrosis. Also, a patent was granted in Mexico and allowed, and will be granted on April 5, 2023, in Europe (EP 3538159) relating to Aramchol use for inhibition of fibrosis in NAFLD patients (having fibrosis score of zero (0)). We also have pending patent applications (WO/2020/049556) for combination therapy for the treatment of liver disease in the United States, Canada, Europe, South Korea, India, Japan, China, Brazil and Israel.

We have an exclusive license to a US granted patent directed to Amilo-5MER and anti-inflammatory compositions thereof. The US Patent will be in full force and effect until July 15, 2035 subject to PTE of 84 day. On 24 January 2023 our collaborator, YISSUM RESEARCH DEVELOPMENT COMPANY OF THE HEBREW UNIVERSITY OF JERUSALEM LTD was granted a new patent (US 11,560, 417 B2, a division of US 10,611,819 B2) for using the 5MER for the treatment of inflammatory diseases which has 157 days of PTA and therefore should be valid until end of 2035.

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

A third patent family discloses and claims second generation FABAC salt compounds include Aramchol meglumine. This patent family includes Granted U.S., shortly allowed in Brazil and still pending application in India and granted patents in Europe (maintained in Albania, Austria, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, Greece, Hungary, Iceland, Italy, Latvia, Lithuania, Macedonia, Malta, Norway, Poland, Portugal, Romania, San Marino, Serbia, Slovakia, Slovenia, Spain, Sweden, The Netherlands, Turkey, Belgium, France, Germany, Ireland, Luxembourg, Malta, Monaco, Switzerland and United Kingdom), China, Hong Kong, Macau, Canada, Israel, Korea and in Japan, as well as in Australia. If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire in December 4, 2034, not including any patent term extension.

A fourth patent family having one U.S. patent application, discloses and claims compositions comprising low doses of the second generation FABAC compounds Aramchol meglumine and other salts which was granted by the USPTO. When the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire in December 2034.

A fifth family is directed to treatment for modulating gut microbiota and/or dysbiosis using Aramchol. This patent family includes a granted patents in Israel, U.S. and in Mexico; and pending foreign patent applications in Brazil, Canada, China, Europe, Hong Kong and Japan. When the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent family is due to expire in January 2036, not including any patent term extension. In U.S. the granted patent has a patent term adjustment (681 days), hence it is due to expire about December 2038.

A sixth patent family and eighth family, both having PCT international applications filed in 2017 and two pending US applications, are directed to uses of Aramchol and Aramchol meglumine for treating and inhibiting fibrosis. The two PCT applications entered National Phase in Australia, Brazil, Canada, China, Europe, Hong-Kong, Israel, Japan, Korea and Mexico. It was granted in Canada and Israel and the treatment of pulmonary fibrosis was granted in Mexico. If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term of this patent family is due to expire in November 2037, not including any patent term extension. Additionally, a U.S. patent application directed to a method for treating hepatic fibrosis non-associated with non-alcoholic fatty acid liver disease – was granted, and is due to expire in October 2037. In addition, a US continuation-in-part claiming priority to all of the above applications was filed in November 2018 and claims the treatment and inhibition of fibrosis by a regimen of 300 mg of Aramchol twice daily. The improved bio-availability of Aramchol is supported by the pharmacological model based on the preclinical and the ARREST data. Also, PCT application directed to treatment and inhibition of fibrosis by a regimen of 300 mg of Aramchol twice daily entered national phase in: Australia, Brazil, Canada, China, Europe, Israel and Mexico. The Israeli national phase directed to the treatment and inhibition of fibrosis by a regimen of 300 mg of Aramchol twice daily – was granted. If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term of this patent family is due to expire in October 2037, not including any patent term extension.

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

The first patent family is directed to Amilo-5MER and anti-inflammatory compositions thereof. Galmed Research and Development Ltd. has an exclusive license to the U.S. granted patent within this family, and this U.S. patent will expire at October 2035, including 84 days of patent term adjustment. Galmed Research and Development Ltd. has also exclusive licenses to the corresponding granted patents in Europe, Australia, Japan, China and India. The corresponding applications in Brazil, Korea and Canada are pending. The non-US patent term is due to expire on July 2035. A divisional application claiming the use of Amilo-5MER for the treatment of inflammatory diseases was granted in January 2023.

The second patent family is directed to peptides for treating acute respiratory distress syndrome. This family includes a pending PCT international patent application. Galmed Research and Development Ltd. is a co-applicant in this PCT application with Yissum. The patent term for this patent family is due to expire about on August 2041, not including any patent term extension.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and other product candidates and the methods used to develop and manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We believe that our patents provide broad and comprehensive coverage of Aramchol and the Amilo-5MER and uses thereof. However, the patent positions of biopharmaceutical companies, such as ourselves, are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for the technology will depend on our success in obtaining effective claims and enforcing those claims once granted. There is no certainty that any of the Company’s pending patent applications will result in the issuance of any patents. The issued patents and those that may be issued in the future, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued or future patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of such patent. For more risks associated with the protection of our licensed intellectual property, see “Item 3. Key Information— Risk Factors—Risks Related to Our Intellectual Property.”

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

Marketing, Sales and Commercialization

Given our stage of development, we do not have any internal sales, marketing or distribution infrastructure or capabilities. In the event we receive regulatory approval for any product candidate we intend, where appropriate, to pursue commercialization relationships, including strategic alliances and licensing, with pharmaceutical companies and other strategic partners, which are equipped to market and/or sell our product candidates through their well-developed sales, marketing and distribution organizations in order to gain access to global markets. In addition, we may out-license some or all of our worldwide patent rights to more than one party to achieve the fullest development, marketing and distribution of any products we develop. Over the longer term, we may consider ultimately building an internal marketing, sales and commercial infrastructure. See “Item 4. Information on the Company— Business Overview—Strategic Collaborations, Research Arrangements and other Material Agreements—Samil Pharm Co.” for information regarding the license agreement we entered with Samil for the commercialization of Aramchol (with an option to manufacture) for the treatment of fatty liver indications including NASH, in the Republic of Korea.

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

C. Organizational Structure

See “Item 4. Information on the Company—Historical Background and Corporate Structure” above.

D. Description of Property and Facilities

Our corporate headquarters are located at 16 Tiomkin Street, Tel Aviv, pursuant to a lease to occupy approximately 590 square meters of space. On March 22, 2015, GRD entered into the lease agreement with Mintz K. Construction Company for our corporate headquarters. We have since extended the option and extended the lease; most recently in November 2022. The lease expires on March 21, 2024, The aggregate quarterly rental payment, together with the maintenance fees, is approximately NIS 153,757 plus VAT (43,693 USD).

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

Overview

We are a biopharmaceutical company focused on the development of Aramchol. Historically, we have focused almost exclusively on developing Aramchol for the treatment of liver disease. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

To date, we have not generated revenue from the sale of any product, excluding the licensing revenue we recorded in connection with the Samil Agreement, and we do not expect to generate any significant revenue other than the amortization of the upfront payments under the license agreement with Samil and of the subsequent royalties and/or milestones that may be earned in connection with the Samil Agreement or potential other license Agreements, unless and until we commercialize Aramchol, or license the product to additional third parties. As of December 31, 2022, we had an accumulated deficit of approximately $186.0 million.

Our financing activities are described below under “Liquidity and Capital Resources.” Obtaining approval of an NDA, MMA, or other similar application is an extensive, lengthy, expensive and uncertain process, and the FDA, EMA, MHRA and other regulatory agencies may delay, limit or deny approval of Aramchol, Amilo-5MER or any other product candidate.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At December 31, 2022, we had current assets of $14.7 million, which is mainly comprised of cash and cash equivalents of $2.0 million, restricted cash of $0.1 million, and short-term marketable securities of $11.8 million. This compares with current assets of $36.1 million at December 31, 2021, which is mainly comprised of cash and cash equivalents of $2.9 million, restricted cash of $0.1 million and short-term marketable securities of $31.9 million. We believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this annual report. However, significant additional funding will be necessary to fund our ARMOR Study, our Amilo-5MER program and ongoing research and development work and to advance our product candidates through regulatory approval and into commercialization, if approved. Subject to our strategic review, we intend to obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, Amilo-5MER and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

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

As of December 31, 2022, management evaluated the remaining clinical and regulatory milestones and determined that the variable consideration should not be recorded as revenue for the period ended December 31, 2022. The Company will re-evaluate the transaction price in each reporting period when events whose outcomes are resolved or other changes in circumstances occur that would indicate it is appropriate to recognize variable consideration as revenue

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent and regulatory related legal fees, costs of pre-clinical studies and clinical trials and drug and laboratory supplies. We account for all research and development expenses as they are incurred. Subject to our strategic review, we expect our research and development expense to remain our primary expense in the near future as we continue to develop Aramchol and Amilo-5MER. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

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

While we are currently focused on advancing Aramchol’s and Amilo-5MER’s development, our future research and development expenses will depend largely on the outcome of our strategic review, the duration of the ARMOR study, the number of enrolled patients, the clinical success of Aramchol, as well as ongoing assessments of the Aramchol’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidate in certain indications in order to focus our resources on more promising indications for such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

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

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational roles, including finance, /accounting, legal and other operating positions in connection with our activities. Our other significant general and administrative expenses include non-cash stock-based compensation costs and facilities costs (including the rental expense for our offices in Tel Aviv, Israel), professional fees for outside accounting and legal services, travel costs, investors relations, insurance premiums and depreciation.

Financial Income, Net

Our financial income consists mainly of interest income from marketable debt securities, as well as gains from realization of marketable debt securities and foreign currency gains. Our financial expense consists of fees associated with banking activities and losses from realization of marketable debt securities and foreign currency losses.

A. Results of Operations

The table below provides our results of operations for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

	Year Ended December 31,
	2021	2022
	(thousands)
Research and development expenses	$27,220	$12,995
General and administrative expenses	5,661	4,656
Operating loss	32,881	17,651
Financial loss (income), net	(414)	215
Net loss	$32,467	17,866

Comprehensive loss	$32,910	$18,440
Basic and diluted net loss per share from continuing operations	$1.32	$0.71

Research and Development Expenses

Our research and development expenses amounted to approximately $13.0 million during the year ended December 31, 2022, representing a decrease of approximately $14.2 million, or approximately 52%, compared to approximately $27.2 million for the year ended December 31, 2021. The decrease primarily resulted from a decrease in clinical trial expenses in the amount of approximately $8.4 million as well as a decrease in drug development expenses in the amount of approximately $2.6 million and a decrease in salaries and benefits expenses in the amount of approximately $1.3 million.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $4.7 million for the year ended December 31, 2022, representing a decrease of approximately $1.0 million, or 18%, compared to approximately $5.7 million for the year ended December 31, 2021. The decrease primarily resulted from a decrease in salaries and benefits expenses of $0.5 million, as well as a decrease in non-cash stock based compensation expenses of approximately $0.3 million.

Operating Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to generate substantial operating revenues, our operating loss for the year ended December 31, 2022 was approximately $17.2 million, representing a decrease in our operating loss of approximately $15.2 million, or approximately 46%, compared to approximately $32.9 million for the year ended December 31, 2021.

Financial Loss (income), Net

Our financial loss, net, for the year ended December 31, 2022 was approximately $0.2 million, representing a decrease of approximately $0.6 million, or approximately 150%, compared to a financial income of approximately $0.4 million for the year ended December 31, 2021. The decrease primarily resulted from a decrease in interest income from marketable debt securities of approximately $0.3 million, as well as an increase of loss of realization of marketable securities of approximately $0.4 million as compared to such income for the comparable period in 2021.

Net Loss

Our net loss for the year ended December 31, 2022 was approximately $17.9 million, representing a decrease of approximately $14.6 million, or approximately 45%, compared to approximately $32.5 million for the year ended December 31, 2021. The decrease primarily resulted from the above-mentioned decrease in research development expenses.

B. Liquidity and Capital Resources

Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings.

We have incurred substantial losses since our inception. As of December 31, 2022, we had an accumulated deficit of approximately $186.0 million and working capital (current assets less current liabilities) of approximately $11.6 million. Due to our expectation that we will continue to not generate substantial revenues for the foreseeable future, we expect that losses will continue for the foreseeable future.

As of December 31, 2022, we had cash and cash equivalents of approximately $2.0 million, restricted cash of $0.1 million, and short-term marketable debt securities of approximately $11.8 million invested in accordance with our investment policy, totaling approximately $13.9 million, as compared to cash and cash equivalents of approximately $2.9 million, restricted cash of $0.1 million and short-term marketable debt securities of approximately $31.9 million, totaling approximately $34.9 million as of December 31, 2021.

The following table summarizes our significant contractual obligations at December 31, 2022.

		Less than 1
	Total	year	1 – 3 years
		(in thousands)
Facility leases (1)	$212	$178	$35
Car leases	11	11
Total	$223	$189	$35

We generally enter into contracts in the ordinary course of business with CROs for clinical trials and clinical supply manufacturing and with vendors for pre-clinical research studies and other services and products for operating purposes, which generally provide for termination within 30 to 90 days of notice, and therefore are cancelable contracts and not included in the Contractual Obligations table above. We have included as purchase obligations our commitments under agreements to the extent they are quantifiable and are not cancelable.

Other than as described above, we did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, As of December 31, 2022.

Cash Flow from Operating Activities

We had negative cash flow from operating activities of approximately $18.5 million for the year ended December 31, 2022 as compared to a negative cash flow from operating activities of approximately $32.9 million for the year ended December 31, 2021. The negative cash flow from operating activities for the year ended December 31, 2022 was mainly attributable to our net loss of approximately $17.9 million, as well as a decrease in trade payables of approximately $2.3 million, partially offset by non-cash stock based compensation expenses of approximately $1.3 million.

Cash Flow from Investing Activities

We had positive cash flow from investing activities of approximately $17.6 million for the year ended December 31, 2022 as compared to a positive cash flow from investing activities of approximately $11.4 million for the year ended December 31, 2021. The positive cash flow from investing activities for the year ended December 31, 2022 was primarily due to the net sale of marketable debt securities in the amount of approximately $19.1 million, partially offset by an investment of $1.5 million in a convertible note.

Cash Flow from Financing Activities

We had positive cash flow from financing activities of approximately $0.1 million for the year ended December 31, 2022 as compared to a positive cash flow from financing activities of $17.4 million for the year ended December 31, 2021. The positive cash flow from financing activity for the year ended December 31, 2022 was due to net proceeds from our ATM Offering.

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

On March 26, 2021, we entered into a new Sales Agreement with Cantor and Canaccord Genuity LLC as sales agents, or the Sale Agents, pursuant to which we may offer and sell our ordinary shares, par value NIS 0.01 per share, having an aggregate offering price of up to $50.0 million, from time to time through the Sales Agents. Under the new Sales Agreement, we may sell, from time to time, up to approximately $50.0 million of additional ordinary shares subject to limitations under the Baby Shelf Rule. During July 2022, we sold 114,982 ordinary shares under our ATM program for total net proceeds of approximately $0.1 million

Current Outlook

Although we provide no assurance, we believe that our existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Annual Report on Form 20-F. However, significant additional funding will be necessary to fund our ARMOR Study, our Amilo-5MER program and ongoing research and development work and to advance our product candidates through regulatory approval and into commercialization, if approved. Subject to our strategic review, we intend to obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, Amilo-5MER and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

The extent of our future capital requirements will depend on many other factors, including:

●	the outcome of our review of our strategic alternatives:

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the regulatory pathway of Aramchol, Amilo-5MER or any other product candidate;

●	the scope, prioritization and number of our clinical trials and other collaboration, research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol, Amilo-5MER or any other product candidate;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for Aramchol, Amilo-5MER or any other product candidate;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol, Amilo-5MER or any other product candidate;

●	market conditions;

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and

●	the impact of the COVID-19 pandemic and the Russian invasion of Ukraine, which may exacerbate the magnitude of the factors discussed above.

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

Accounting for Marketable Debt Securities

Our debt securities are classified as available-for-sale and recorded at fair value. We determine the appropriate classification of investments in debt securities at the acquisition date and re-evaluates the classification at each balance sheet date. Unrealized gains and losses during the year, net of the related tax effect applicable to available-for-sale are excluded from income and reflected in other comprehensive income (loss) as a separate component of shareholders’ equity until realized.. As the result of the adoption of Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instrument (“ASU 2016-13”) we assess the need at each period end to record an allowance for credit loss. Any portion of the market decline related to debt securities that is believed to arise from factors other than credit is recorded as a component of other comprehensive income (loss) rather than against income.

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

A. Directors and Senior Management.

Set forth below is information concerning the directors, senior management and executive officers of the Company as of March 15, 2023, the latest practicable date for inclusion in this annual report. The business address for each of our directors, senior management and corporate officers is c/o Galmed Pharmaceuticals Ltd., 16 Tiomkin St., Tel Aviv 6578317, Israel.

Name	Age	Position

Allen Baharaff	58	President and Chief Executive Officer, Class II Director

Dr. Liat Hayardeny	56	Chief Scientist Officer

Doron Cohen	56	Chief Financial Officer

Yohai Stenzler	40	Chief Accounting Officer

Guy Nehemya	38	Chief Operating Officer and Data Protection Officer

David Sidransky, M.D.(1)(2)(3)(4)(5)	62	Lead Independent Director and Chairman of the R&D Committee, Chairman of our Nomination Committee, Chairman of our Remuneration Committee,and Class III director

Shmuel Nir(2)(3)(4)(5)	61	Class I Director

Amir Poshinski(2)(3)(4)(5)	62	Chairman of our Audit Committee, Class III director

Carol L. Brosgart, M.D. (1) (2)	71	Class I Director

(1)	A member of our research & development committee.

(2)	Independent director under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board.

(3)	A member of our audit committee.

(4)	A member of our remuneration committee.

(5)	A member of our nomination committee.

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

David Sidransky, M.D., the chairman of our Nomination, Remuneration and R&D Committees, joined our Board in June 2014, originally as an external director. Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He serves as the Director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins University. He is a Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at Johns Hopkins University and Hospital. Dr. Sidransky has written over 600 peer-reviewed publications and has contributed to more than 60 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award and 2017 Team Award presented by the American Association of Cancer Research. Dr. Sidransky has served as Vice Chairman of the Board of Directors of ImClone. He is Chairman of the Board of Ayala Pharma (Nasdaq: AYLA), and is a lead director at Champions Oncology and on the board of directors of Orgenesis (Nasdaq: ORGS) and Ascentage Pharma. He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In addition, Dr. Sidransky served as Director of American Association for Cancer Research from 2005 to 2008. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.

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

Carol L. Brosgart, M.D. joined our Board on June 7, 2017. Dr. Brosgart served as a member of Tobira Therapeutics’s Board of Directors from 2009 until it was acquired by Allergan in 2016 and on the Board of Juvaris, a vaccine company acquired by Bayer. Since January 2018, she serves on the Board of Directors of Abivax, a biotechnology company, headquartered in Paris, working on HIV Cure and inflammatory diseases. Since 2022 Dr. Brosgart also seves on the Board of of Eradivir Biotech and Merlin Biotech. Since June 2021, Dr. Brosgart also serves on the Board of Intrivo Diagnostic. Dr. Brosgart also served on the Board of Mirum Pharmaceuticals (Nasdaq: MIRM) since June 2021 until December 2022, and serves since then as Mirum’s scientific advisor. Dr. Brosgart serves as a consultant to Dynavax, Allergan and a number of biotechnology companies in the areas of liver diseases and infectious diseases and on the Board of Enochian, focusing on HIV Cure. Dr. Brosgart currently serves on the Steering Committee of the National Viral Hepatitis Roundtable, the Executive Committee of the Forum for Collaborative Research, the Steering Committee of the HBV Cure Group at the Forum, and is on the Board of Directors of the Hepatitis B Foundation and the Northern California American Liver Foundation and the Board of Berkeley Community Scholars. She is active in the public policy arena for AASLD and IDSA/HIVMA. Dr. Brosgart served as Senior Advisor on Science and Policy to the Division of Viral Hepatitis at the CDC and to the Viral Hepatitis Action Coalition at the CDC Foundation from 2011 to 2013. Dr. Brosgart has also served as a member of the clinical faculty of the School of Medicine at the University of California, San Francisco for the past four decades, where she is a Clinical Professor of Medicine, Biostatistics and Epidemiology in the Division of Global Health and Infectious Diseases. In 2011, Dr. Brosgart served as Chief Medical Officer at biotechnology company Alios BioPharma, Inc. Prior to Alios, Dr. Brosgart served as Senior Vice President and Chief Medical Officer of Children’s Hospital & Research Center in Oakland, California, from 2009 until February 2011. Previously, she served for eleven years, from 1998 until 2009, at the biopharmaceutical company Gilead Sciences, Inc., where she held a number of senior management roles, most recently as Vice President, Public Health and Policy and earlier as Vice President, Clinical Research and Vice President, Medical Affairs. Prior to Gilead, Dr. Brosgart was the Medical Director of the East Bay AIDS Center in Berkeley, California (1987-1998) and the Medical Director of the Central Health Center for the Alameda County Public Health Department (1978-1987). Dr. Brosgart received a B.S. in Community Medicine from the University of California, Berkeley and received an M.D. from the University of California, San Francisco. Her residency training was in pediatrics, public health and preventive medicine at UCSF and UC Berkeley School of Public Health. She has published extensively in the areas of HIV, HBV, CMV, and liver disease.

There are no family relationships between any director or executive officer. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or executive officer was selected as a director or member of senior management, as the case may be.

Board Diversity Matrix (As of March 15, 2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

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

B. Compensation.

Certain Approvals Required for Office Holders’ Compensation of the Companies Law

Pursuant to the Companies Law, the Company is required to adopt a compensation policy regarding the terms of office and employment of its Office Holders (as such terms are defined below), which includes exemption and release of the Office Holders from liability for breach of his or her duty of care to the Company, an undertaking to indemnify the Office Holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid, or the Terms of Office and Employment. The Company’s current compensation policy with respect to the Terms of Office and Employment of the Company’s Office Holders, or the Compensation Policy, was last approved by the Board on June 22, 2020 after considering the recommendations of the remuneration committee and was adopted by the Company’s shareholders in August 2020.

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

Aggregate Executive Compensation

The aggregate compensation, including share-based compensation, paid by us to all of our Office Holders as a group, with respect to the year ended December 31, 2022, was approximately $2.8 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement, vacation or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to Office Holders, and other benefits commonly reimbursed or paid by companies in our industry. In addition to the five current members of the Board (including the Company’s President and Chief Executive Officer), the Company considers four other individuals, namely, the Chief Scientist Officer, Chief Financial Officer, Chief Accounting Officer and the Chief Operating Officer, to have been Office Holders in 2022.

As of December 31, 2022, options to purchase 2,142,867 of our ordinary shares granted to our Office Holders as a group were outstanding, of which options to purchase 1,793,900 of our ordinary shares have vested, with a weighted average exercise price of $5.71 per ordinary share. In November 2022, we repriced outstanding options to purchase an aggregate of 1,818,083 ordinary shares held by our Office Holders to $0.37 per share and extended their terms for one year following the date of termination of an optionee’s employment or service with the Company or affiliate, subject to shareholder approval with regard to options to purchase our ordinary shares granted to the five current members of the Board (including the Company’s President and Chief Executive Officer).

For outstanding equity-based awards granted to our Office Holders, see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

Individual Compensation of Covered Executives

The following table sets forth the compensation granted to the five most highly compensated Office Holders during or with respect to the year ended December 31, 2022. All amounts reported in the table reflect the cost to the Company, as recognized in its financial statements for the year ended December 31, 2022. The five individuals for whom disclosure is provided are referred to herein as “Covered Executives.”

Information Regarding the Covered Executives	Compensation for Services(1)
		Benefits
	Base	and	Equity-Based
	Salary	Perquisites	Compensation	Other
Name and Principal Position(1)	($)	($)(2)	($)(4)	($)(5)	Total ($)
Allen Baharaff (President and Chief Executive Officer)	604,857	158,644	555,002	40,000	1,358,222

Yohai Stenzler (Chief Accounting Officer and former Chief Financial Officer) (7)	184,304	55,178	114,660	-	354,141

Guy Nehemya (Chief Operating Officer and Data Protection Officer)	184,304	51,256	114,653	-	350,212

Dr. Liat Hayardeny (Chief Scientific Officer)	97,763	27,480	114,646	-	239,889

Doron Cohen (Chief Financial Officer) (6)	122,882	30,946	5,834		159,662

(1)	The above-mentioned executives are all full-time employee of the Company. Cash compensation amounts denominated in currencies other than the Dollar were converted into Dollars at an exchange rate of NIS 3.36 = $1.00, which reflects the average conversion rate for fiscal year ended December 31, 2022.

(2)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car allowance, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security and other benefits and perquisites consistent with the Company’s policies.

(4)	Amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2022 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 to the Financial Statements. For outstanding equity-based awards granted to Covered Executives see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

(5)	Amounts reported in this column include payments made with respect to the year 2022 and recorded in the financial statements for the year ended December 31, 2022 relating to directors’ fees.

(6)	Mr. Cohen was appointed as Chief Financial Officer on February 23, 2022.

(7)	On February 23, 2022, Mr. Stenzler resigned from his position as the Chief Financial Officer and was subsequently appointed to serve as the Company’s Chief Accounting Officer.

Compensation of Directors

As approved by our shareholders at our 2020 annual meeting of shareholders, in connection with their services as directors of the Company, each of our directors from time to time, is entitled to an annual payment of $40,000, plus value-added tax, or VAT, if applicable, and with respect to an expert external director (if applicable), $50,000 plus VAT, payable quarterly at the end of each quarter, and, upon first becoming a member of the Board. As approved by our shareholders at our 2022 annual meeting of shareholders, each of our non-management directors will receive a grant of options to purchase 20,000 ordinary shares, or the Director Options. The Director Options would be granted under the 2013 Plan, at an exercise price equal to the average price of our ordinary shares on the Nasdaq market in the 30 trading days prior to the appointment by the Board or election by the shareholders (as applicable), and would vest over a period of three years, such that the Director Options will vest with respect to 1/3 of the underlying Ordinary Shares on the first anniversary of the grant (i.e., the date of appointment by the Board or election by the shareholders, as applicable), and thereafter, the Director Options will vest with respect to the additional 2/3 of the underlying ordinary shares on an equally quarterly basis, provided that each non-management director continues to serve as a director of us or our affiliates throughout each such vesting date. All unvested options held by a non-management director in office will automatically vest and become exercisable upon the consummation of a Transaction, as such term is defined in the 2013 Plan. The grant is subject to the execution by each director of an option agreement with us confirming the terms and conditions applying to the grant.

Our Board has determined that each of Mr. Nir, Mr. Poshinski, and Dr. Sidransky are entitled to receive compensation as an ‘expert external director’. The compensation of external directors is also subject to the provisions of the Israeli regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors. See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors” and “Item 7. Major Shareholders and Related Party Transactions—C. Related Party Transactions” below.

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

On May 16, 2022, our Board recommended to re-elect Mr. Allen Baharaff as a Class II director, and at our 2022 annual meeting of our shareholders, Mr. Allen Baharaff’s term was extended until the close of the annual general meeting to be held in 2025, as a Class II director.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Shmuel Nir and Dr. Carol Brosgart serve as our Class I Directors until the close of the annual general meeting to be held in 2024; Allen Baharaff serves as our Class II Director until the close of the annual general meeting to be held in 2025; and Dr. David Sidransky and Amir Poshinski serve as our Class III Directors until the close of the annual general meeting to be held in 2023.

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

Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a “controlling shareholder,” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, in March 2020, our Board elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of our board of directors.

Director Independence

Following our “opt-out” of the requirement to have external directors serving on our Board, we comply with the director independence requirements and the audit committee and the compensation committee composition requirements under U.S. laws (including applicable Nasdaq Capital Market rules) applicable to U.S. domestic issuers. Our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our Board has determined that Mr. Nir, Mr. Poshinski, Dr. Sidransky, and Dr. Brosgart do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the Nasdaq. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our capital shares by each non-employee director.

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

Under the Companies Law and the Securities Law, a company may insure an Office Holder against the following liabilities incurred for acts performed by him or her as an Office Holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, provided that the Office Holder acted in good faith and had a reasonable basis to believe that such act would not prejudice the company;

●	a breach of the duty of care to the company or to a third-party;

●	a monetary liability imposed on the Office Holder in favor of a third-party;

●	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54) (a)(1)(a) of the Securities Law; and

●	expenses incurred by an office holder in connection with an Administrative Procedure instituted against him or her, including reasonable litigation expenses and reasonable attorneys’ fees.

Nevertheless, under the Companies Law, a company may not indemnify, exculpate or insure an Office Holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company in the event Office Holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the Office Holder;

●	an act or omission committed with intent to derive unlawful personal benefit; or

●	a fine, monetary sanction, penalty or forfeit levied against the Office Holder.

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

D. Employees.

As of December 31, 2022, we had 10 employees, of which 4 were full-time employees and 6 were part-time employees. 5 of the Company’s employees were involved in our clinical and product development operations and 5 served in general and administrative capacities.

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

E. Share Ownership.

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 15, 2023, the latest practicable date for inclusion in this annual report, held by our directors and executive officers, individually and as a group and beneficial owners of more than 5% of our outstanding shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days after March 15, 2023 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, or other conversion rights, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 25,203,396 ordinary shares outstanding on March 15, 2023.

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

	Number of ordinary	Percentage of ordinary
	shares beneficially	shares beneficially
	owned(1)	owned
More than 5% Holders
BBVF Inc.(2)	1,739,670	6.9%
Directors and Executive Officers
Allen Baharaff(3)	4,587,856	17.4%
Shmuel Nir(4)	139,188	*
Dr. David Sidransky(5)	89,167	*
Dr. Carol L. Brosgart(6)	61,667	*
Dr. Liat Hayardeny(7)	157,500	*
Yohai Stenzler(8)	149,125	*
Guy Nehemya(9)	136,625	*
Amir Poshinski(10)	39,167	*
Doron Cohen(11)	10,000	*
All directors and executive officers as a group (10 persons)	5,370,294	20.5%

*Less than 1%.

(1) All options included are either currently exercisable or will be exercisable within 60 days of March 15, 2023.

(2) Based upon information contained in a Statement on Schedule 13G/A filed by the shareholder on February 14, 2023. Shares beneficially owned consist of (i) 923,424 ordinary shares held directly by Biotechnology Value Fund, L.P., or BVF, (ii) 710,294 ordinary shares held directly by Biotechnology Value Fund II, L.P., or BVF2, and (iii) 80,113 ordinary shares held directly by Biotechnology Value Trading Fund OS LP, or Trading Fund OS. BVF I GP LLC, or BVF GP, as the general partner of BVF, may be deemed to beneficially own the 923,424 ordinary shares beneficially owned by BVF. BVF II GP LLC, or BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 710,294 ordinary shares beneficially owned by BVF2. BVF Partners OS Ltd. or Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 80,113 ordinary shares beneficially owned by Trading Fund OS. BVF GP Holdings LLC, or BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 1,633,718 ordinary shares beneficially owned in the aggregate by BVF and BVF2. BVF Partners L.P., or Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 1,739,670 ordinary shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and a certain Partners managed account, or the Partners Managed Account, including 25,839 ordinary shares held in the Partners Managed Account. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,739,670 ordinary shares owned by Partners. Mark N. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 1,739,670ordinary shares beneficially owned by BVF Inc. BVF GP disclaims beneficial ownership of the ordinary shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the ordinary shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the ordinary shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the ordinary shares beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Account.

(3) Consists of (i) 3,416,822 ordinary sharesare held through G. Yarom Medical Research Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Baharaff is the controlling shareholder and the chairman of its board of directrs; and (ii) options to purchase 1,171,034 ordinary shares that are currently exercisable within 60 days as of March 15, 2023. Of the 4,587,856 ordinary shares, Mr. Baharaff exercises sole voting and dispositive power over 1,171,034 shares beneficially owned and shared voting and dispositive power with G. Yarom Medical Research Ltd. over 3,416,822 shares.

(4) Consists of (i) 48,938 ordinary shares, of which 41,438 ordinary shares are held through Tushia Consulting Engineers Ltd., of which Shmuel Nir is its controlling shareholder and 7,500 ordinary shares held by Mr. Nir; and (ii) 90,250 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 15 2023.

(5) Consists of (i) 7,500 ordinary shares held by Dr. Sidransky; and (ii) 81,667 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 15, 2023.

(6) Consists of 61,667 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 15, 2023.

(7) Consists of 157,500 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 15, 2022.

(8) Consists of (i) 5,625 ordinary shares held by Mr. Stenzler; and (ii) 143,500 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 15, 2023.

(9) Consists of (i) 5,625 ordinary shares held by Mr. Nehemya; and (ii) 131,000 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 15, 2023.

(10) Consists of 36,667 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 15, 2023.

(11) Consists of 10,000 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 15, 2023.

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

Record Holders

To our knowledge, as of March 15, 2023, we had one holder of record of our ordinary shares with a U.S. address, Cede & Co., the nominee of The Depository Trust Company. This holder held in the aggregate 21,756,722 ordinary shares, or 86.3% of our outstanding ordinary shares as of March 15, 2023. The number of record holders in the United States is not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

2013 Incentive Share Option Plan

We maintain one equity-based incentive plan, our 2013 Incentive Share Option Plan, or the 2013 Plan. As of March 15, 2023, the latest practicable date for inclusion in this annual report, a total of 4,340,492 shares were reserved for issuance under our 2013 Plan, of which (1) options to purchase 2,650,185 ordinary were issued and outstanding thereunder (i.e., were granted but not canceled, expired or exercised); (2) options to purchase 1,091,183 ordinary shares were exercised and 64,028 ordinary shares were issued upon vesting of RSUs; and (3) 535,096 shares remain unallocated for future equity awards pursuant to our 2013 Plan.

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

Certain Information Concerning Equity Awards to Office Holders

The following tables set forth information, as of March 15, 2023 concerning all outstanding equity awards to Office Holders as of such date.

Options (**)

			Shares
Name of		Exercise	subject	Shares			Schedule
Office		price per	to the	vested and		Shares	date of
Holder	Date of grant	share ($)	option	unexercised		unvested	expiration
Allen Baharaff	December 30, 2013	NIS0.01	83,770	83,770	(*)	0	Sep-2-2023
	December 30, 2013	NIS0.01	241,014	241,014	(*)	0	Sep-2-2023
	February 4, 2016	$5.49	140,000	140,000		0	Feb-04-2026
	February 4, 2016	$5.94	170,000	170,000		0	Feb-04-2026
	July 10, 2018	$11.56	220,000	220,000		0	Jul-10-2028
	December 17, 2019	$5.12	220,000	165,000		55,000	Dec-17-2029
	November 10, 2020	$3.10	220,000	123,750		96,250	Nov-17-2030

Shmuel Nir	February 21, 2014	$3.57	8,583	8,583		0	Sep-02-2023
	May 11, 2015	$5.49	10,000	10,000		0	May-11-2025
	February 4, 2016	$5.94	30,000	30,000		0	Feb-04-2026
	July 10, 2018	$11.56	30,000	30,000		0	Jul-10-2028
	July 15, 2021	$3.10	20,000	10,000		10,000	Jul-10-2031

Amir Poshinski	August 13, 2020	$4.77	30,000	25,000		5,000	August 13, 2030
	July 15, 2021	$3.10	20,000	10,000		10,000	Jul-10-2031

David Sidransky	May 11, 2015	$5.49	10,000	10,000		0	May-11-2025
	February 4, 2016	$5.94	30,000	30,000		0	Feb-04-2026
	July 10, 2018	$11.56	30,000	30,000		0	Jul-10-2028
	July 15, 2021	$3.10	20,000	10,000		10,000	Jul-10-2031

Dr. Liat Hayardeny	September 6, 2016	$4.05	32,500	32,500		0	Sep-06-2026
	January 31, 2017	$3.84	27,500	27,500		0	Jan-31-2026
	July 10, 2018	$11.56	40,000	40,000		0	Jul-10-2028
	December 17, 2019	$5.12	40,000	30,000		10,000	Dec-17-2029
	November 10, 2020	$3.33	40,000	22,500		17,500	Nov-10-2030

Yohai Stenzler	December 30, 2014	$5.49	3,500	3,500		0	Dec-30-2024
	January 3, 2016	$7.61	22,500	22,500		0	Jan-03-2026
	November 7, 2017	$7.48	20,000	20,000		0	Nov-07-2020
	July 10, 2018	$11.56	40,000	40,000		0	Jul-10-2028
	December 17, 2019	$5.12	40,000	30,000		10,000	Dec-17-2029
	November 10, 2020	$3.33	40,000	22,500		17,500	Nov-10-2030

Guy Nehemya	December 30, 2014	$5.49	11,000	11,000		0	Dec-30-2024
	January 3, 2016	$7.61	22,500	22,500		0	Jan-03-2026
	July 10, 2018	$11.56	40,000	40,000		0	Jul-10-2028
	December 17, 2019	$5.12	40,000	30,000		10,000	Dec-17-2029
	November 10, 2020	$3.33	40,000	22,500		17,500	Nov-10-2030

Carol L. Brosgart	April 25, 2017	$4.87	20,000	20,000		0	Apr-25-2027
	July 10, 2018	$11.56	30,000	30,000		0	Jul-10-2028
	July 15, 2021	$3.10	20,000	10,000		10,000	Jul-10-2031

Doron Cohen	February 23, 2022	$1.61	40,000	10,000		30,000	Feb-23-2032

(*) On November 14, 2022 we agreed to extend the exercise period by three years, such that they will expire, if not exercised prior thereto, on September 2, 2026, subject to the shareholder approval.

(**) On November 14, 2022, we repriced outstanding options to purchase an aggregate of 1,818,083 ordinary shares held by our Office Holders to $0.37 per share and extended their terms for one year following the date of termination of an optionee’s employment or service with the Company or affiliate, subject to shareholder approval with regard to options to purchase our ordinary shares granted to the five current members of the Board (including the Company’s President and Chief Executive Officer).

RSUs

Name of		Shares
Office		subject to	Shares	Shares
Holder	Date of grant	the RSUs	vested	unvested
Shmuel Nir	Feb-04-2016	7,500	7,500	0
David Sidransky	Feb-04-2016	7,500	7,500	0
Yohai Stenzler	Jan-03-2016	5,625	5,625	0
Guy Nehemya	Jan-03-2016	5,625	5,625	0

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5% or more of the Company’s ordinary shares outstanding as of March 15, 2023, the latest practicable date for inclusion in this annual report. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions.

The following is a summary description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party and which were in effect since January 1, 2022.

Financing Agreement with GRD

We have provided financing to GRD from time to time, pursuant to which the Company and GRD have executed several capital notes for an aggregate outstanding principal amount of approximately $147.0 million. The par value of such notes is in NIS, and they bear no interest nor repayment date; provided, however, that no repayment shall be made before the fifth anniversary from the issuance date of each note.

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

Options. Since our inception, we have granted options to purchase our ordinary shares to certain of our Office Holders. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. During November 2022, we effected a repricing of certain options. See also “Item 6. Directors, Senior Management and Employees—E. Share Ownership”. We describe our 2013 Plan under “Item 6. Directors, Senior Management and Employees—B. Compensation— 2013 Incentive Share Option Plan.” If the relationship between us and an Office Holder is terminated except for “cause” (as defined in the 2013 Plan and/or the applicable option award agreement), options that are vested will generally remain exercisable for 90 days after such termination; provided, however, that prior to the date of such termination, our remuneration committee may authorize an extension of the terms of all or part of the vested options beyond the date of such termination for a period not to exceed the period during which the options by their terms would otherwise have been exercisable, and provided further that the vested options may lose their status as incentive stock options and/or approved 102 options if such extension extends beyond the maximum extension authorized by the Ordinance or the Code, as applicable.

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

The information set forth in Exhibit 2.1 of this Annual Report is incorporated herein by reference.

C. Material Contracts

For a description of our material agreements relating to our strategic collaborations and research arrangements and other material agreements, please refer to “Item 4.B. Information on the Company—Business Overview—Strategic Collaborations, Research Arrangements and other Material Agreements.” “ and “Item 7.B “Related Party Transactions”.

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

General Corporate Tax Structure in Israel

Israeli resident companies (as defined below), such as the Company, are generally subject to corporate tax at the rate of 23% on their taxable income, as of January 1, 2018 (23% in 2022). However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Technology Enterprise, as discussed below, may be considerably less.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gains.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This summary is based on the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, the income tax treaty between the United States and Israel, or the U.S.-Israel Tax Treaty, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary is no substitute for consultation by prospective investors with their own tax advisors and does not constitute tax advice. This summary applies only to U.S. Holders that hold our ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (including, without limitation, banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, grantor trusts, certain former citizens or residents of the United States, persons who acquire our ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons who acquire our ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own, indirectly, or by attribution) 10% or more of our shares (by vote or value), or persons that mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations, any U.S. federal estate, gift or alternative minimum tax considerations, or any U.S. federal tax consequences other than U.S. federal income tax consequences.

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

Taxation of U.S. Holders

Distributions. Subject to the discussion below under “Passive Foreign Investment Company,” a U.S. Holder that receives a distribution with respect to an ordinary share generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Israeli tax withheld from such distribution) when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any distributions in excess of our earnings and profits will be applied against and will reduce (but not below zero) the U.S. Holder’s tax basis in its ordinary shares, and, to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of our ordinary shares. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Subject to certain significant conditions and limitations, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Holder may be credited against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted from the U.S. Holder’s taxable income. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Dividends paid on our ordinary shares generally will constitute income from sources outside the United States and be categorized as “passive category income” or, in the case of some U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. Because the rules governing foreign tax credits are complex, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Dividends paid on our ordinary shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations.

Certain distributions treated as dividends that are received by an individual U.S. Holder from a “qualified foreign corporation” may be classified as “qualified dividend income,” ~~—~~  which is generally taxed at the lower applicable long term capital gains rates provided certain holding period and other requirements are satisfied. A non-U.S. corporation (other than a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. We will not be a qualified foreign corporation if we are a passive foreign investment company, or PFIC, for the taxable year in which we pay a dividend or for the preceding taxable year. As discussed below under “Passive Foreign Investment Company,” we believe that we were a PFIC for our 2022 taxable year and expect to be a PFIC for the 2023 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will be a PFIC in 2023 or for any other taxable year. Our ordinary shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market, as we intend our ordinary shares will be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on our income, assets, and activities for such year. Based upon our review of our financial data, we believe that we were a PFIC for our 2022 taxable year and expect to be a PFIC for the 2023 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2023 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year.

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

We may invest in the equity of foreign corporations that are PFICs or may own subsidiaries that are PFICs (any such entity, a “lower-tier PFIC”). If we are classified as a PFIC, under attribution rules, U.S. Holders will be subject to the PFIC rules with respect to their indirect ownership interests in such lower-tier PFICs, such that a disposition by us of the shares of the lower-tier PFIC or receipt by us of a distribution from the lower-tier PFIC generally will be treated as a deemed disposition of such shares or the deemed receipt of such distribution by the U.S. Holder, subject to taxation under the PFIC rules even though the U.S. Holder does not receive any proceeds from those dispositions or distributions. There can be no assurance that a U.S. Holder will be able to make a QEF election with respect to any lower-tier PFICs in which we invest. Each U.S. Holder is encouraged to consult its own tax advisor with respect to tax consequences of an investment by us in a lower-tier PFIC.

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

In general, a U.S. Holder must make a QEF election on or before the due date for filing its income tax return for the first year to which the QEF election is to apply. A U.S. Holder makes a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we expect to provide U.S. Holders with the information needed to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Holder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries that we control is a PFIC. There is no assurance, however, that we will have timely knowledge of our status as a PFIC or the status of a lower-tier PFIC, or that the information that we provide will be adequate to allow U.S. Holders to make a QEF election. A QEF election will not apply to any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC.

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

A mark-to-market election will not apply to our ordinary shares held by a U.S. Holder for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any lower-tier PFIC that we own. Each U.S. Holder is encouraged to consult its own tax advisor with respect to the availability and tax consequences of a mark-to-market election with respect to our ordinary shares.

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

J. Annual Report to Security Holders

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the Euro and NIS mainly against the U.S. dollar because a large portion of our expenses are denominated in Euros and NIS. Our Euro expenses consist principally of payments made to sub-contractors and consultants for pre-clinical studies, clinical trials and other research and development activities. Our NIS expenses consist principally of payments made to employees, subcontractors and consultants for pre-clinical studies, clinical trials, professional services, other research and development activities and general and administrative activities. We anticipate that a large portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. Approximately 35% of our expected expenses are denominated in NIS. Changes of 5% and 10% in the U.S. dollar to NIS exchange rate will increase/decrease our operation expenses by 1.75% and 3.5%, respectively. Approximately 5% of our expected expenses are denominated in Euros, and another 5% are denominated in GBP. Changes of 5% and 10% in the U.S. dollar to Euro exchange rate and in the U.S. dollar to GBP exchange rate, will increase/decrease our operation expenses by 0.5% and 1.0%, respectively. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. We currently do not hedge interest rate exposure. Because of the short-term maturities of our cash equivalents and investment securities, we do not believe that an increase in market rates would have any significant impact on the realized value of our investment securities. If a 10% change in interest rates were to have occurred on December 31, 2022, this change would not have had a material effect on the fair value of our investment portfolio as of that date.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2022, our internal control over financial reporting was effective.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services.

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, served as our independent public accountants for the fiscal years ended December 31, 2022 and 2021, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2022 and 2021.

	2022	2021
	(US$ in thousands)	(US$ in thousands)
Audit Fees (1)	120	120
Audit-Related fees (2)	20	20
Tax and incentives Fees (3)	27	16
Total	167	156

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

(3)	Tax fees consist of services related to obtaining a tax rulings t.

Audit Committee Pre-Approval Policies and Procedures

One of our audit committee’s main roles is to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. Our Board has delegated to the audit committee the power to pre-approve non-auditing services rendered by the Company’s independent auditors without the need for further approval by the board of directors. As such, our audit committee has adopted a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a list of specific audit and non-audit services in the categories of audit services, audit-related services, tax services and other services that may be performed by our independent registered public accounting firm. The last pre-approval policy was adopted by our audit committee on March 27, 2023 for a period of twelve months. Since its establishment in May 2014, the audit committee has approved all of the audit-related fees, tax fees and all other fees. If a type of service that is to be provided by our auditors has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

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

In accordance with Israeli law and practice, and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Distribution of certain reports to shareholders. As opposed to the Nasdaq Listing Rules, which require listed issuers to make certain reports, such as annual reports, interim reports and quarterly reports, available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders, but to make such reports available through a public website. In addition to making such reports available on a public website, we plan to make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules. See “Item 10. Additional Information—Documents on Display” for a description of our Exchange Act reporting obligations.

●	Quorum. While the Nasdaq Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock be no less than 33.33% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that a quorum of two or more shareholders holding at least 33.33% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of any two shareholders present in person or by proxy even if, between them, they represent shares conferring 33.33% or less of the voting rights of the Company.

●	Nomination of directors. With the exception of directors elected by our Board due to vacancy, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following three years from his or her election. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” The nominations for directors, which are presented to our shareholders by our Board, are made by the nominating committee itself, in accordance with the provisions of Nasdaq Capital Market Listing Rule 5605(e), our Articles and the Companies Law.

●	Compensation of officers. We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our remuneration committee, Office Holder compensation and any required approval by the shareholders of such compensation. Israeli law and our Articles do not require that the independent members of our Board, or a remuneration committee composed solely of independent members of our Board, determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the Chief Executive Officer and all other executive officers of a company. Instead, remuneration of Office Holders is determined and approved by our remuneration committee, and in general, by our Board as well, and in certain circumstances, by our shareholders, as detailed above. The requirements for shareholder approval of any Office Holder compensation, and the relevant majority or Special Majority for such approval, are all as set forth in the Companies Law. Thus, we seek shareholder approval for all corporate actions with respect to Office Holder compensation requiring such approval under the requirements of the Companies Law, including for our Compensation Policy and for certain Office Holder Compensation, rather than seeking approval for such corporate actions in accordance with Nasdaq Listing Rules. All members of our remuneration committee are independent directors under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

●	Independent directors. Although Israeli law does not require that a majority of the directors serving on our Board be “independent,” as defined under Nasdaq Capital Market Listing Rule 5605(a)(2), but rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors.”, following our “opt-out” of the requirement to appoint external directors, a majority of our Board is independent based on the Nasdaq Capital Market rules. We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq Capital Market and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer). Our independent directors’ conduct regularly scheduled meetings at which only such independent directors are present, as required by the Nasdaq Listing Rules. Our Board has affirmatively determined that each of Mr. Nir, Mr. Poshinski, Dr. Sidransky and Dr. Brosgart qualifies as “independent” under the Nasdaq Capital Market independence standards.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Capital Market Listing Rule 5635. In particular, under this Nasdaq Capital Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the remuneration committee, board of directors and shareholders are all required, (ii) Extraordinary Transactions with controlling shareholders of publicly held companies, which require the special approval described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law— Transactions with Controlling Shareholders,” and (iii) terms of office and employment or other engagement of the controlling shareholder of the Company or such controlling shareholder’s relative, which require the special approval described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices— Approval of Related Party Transactions under Israeli Law.” In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. See also “Compensation of officers” above.

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

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Galmed Pharmaceuticals Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Valuation of Marketable Debt Securities Classified as Available-for-Sale– Refer to Note 3 to the consolidated financial statements

Critical Audit Matter Description

The Company invests its excess cash primarily in available-for-sale marketable debt securities. Investments in marketable debt securities classified as available-for-sale are reported at fair value in the financial statements. The investments totaled approximately $11.8 million at December 31, 2022.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of the fair value of investments in marketable debt securities classified as available-for-sale included the following, among others:

●	We assessed the relevant controls at each service organization over the determination of fair value.

●	We obtained independent estimates of the fair value of the investments in marketable debt securities classified as available-for-sale held by the Company as of December 31, 2022 and compared our estimates to the Company’s estimates.

●	We agreed the recorded values of investments in marketable debt securities classified as available-for-sale to the fair values indicated in the service organizations’ balance confirmations.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 29, 2023

We have served as the Company’s auditor since 2013.

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets

U.S. Dollars in thousands, except share data and per share data

		As of December 31,
		2022	2021
Assets
Current assets
Cash and cash equivalents		$2,016	$2,884
Restricted cash	9	114	114

Marketable debt securities	3	11,769	31,931
Other accounts receivable	4	825	1,125
Total current assets		14,724	36,054

Operating lease right-of-use assets	5	223	406
Property and equipment, net	6	114	145
Investment in convertible note	7	1,500	-
Total non-current assets		1,837	551

Total assets		$16,561	$36,605

Liabilities and stockholders’ equity

Current liabilities
Trade payables		$2,560	$4,871
Other accounts payable		534	1,008
Total current liabilities		3,094	5,879

Non-current liabilities
Operating lease liabilities, net of current portion	5	$44	$229
Total non-current liabilities		44	229

Stockholders’ equity
Ordinary shares, par value NIS 0.01 per share; Authorized 50,000,000 shares; Issued and outstanding: 25,203,396 shares as of December 31, 2022; 25,088,414 shares as of December 31, 2021	10	70	70
Additional paid-in capital		200,138	198,772
Accumulated other comprehensive loss		(745)	(171)
Accumulated deficit		(186,040)	(168,174)
Total stockholders’ equity		13,423	30,497

Total liabilities and stockholders’ equity		$16,561	$36,605

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Operations

U.S. Dollars in thousands, except share data and per share data

		Year ended December 31,
		2022	2021	2020
Research and development expenses	11	12,995	27,220	26,082
General and administrative expenses	12	4,656	5,661	4,128
Total operating loss		17,651	32,881	30,210
Financial income, net	13	215	(414)	(1,439)
Net loss		$17,866	$32,467	$28,771

Basic and diluted net loss per share		$0.71	$1.32	$1.35
Weighted-average number of shares outstanding used in computing basic and diluted net loss per share		25,142,741	24,597,638	21,280,787

Accompanying notes are an integral part of the consolidated financial statements.

F-4

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Comprehensive Loss

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2022	2021	2020
Net loss	$17,866	$32,467	$28,771
Other comprehensive loss:
Net unrealized loss (gain) on available for sale securities	574	443	(237)
Comprehensive loss	$18,440	$32,910	$28,534

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Statements of Changes in Stockholders’ Equity

U.S. Dollars in thousands, except share data and per share data

				Accumulated
			Additional	other
	Ordinary shares		paid-in	comprehensive	Accumulated
	Shares	Amount	capital	income (loss)	deficit	Total

Balance - January 1, 2020	21,139,385	$58	$176,696	$35	$(106,936)	$69,853

Stock-based compensation	—	—	2,066	—	—	2,066

Exercise of options and vesting of restricted stock units	50,290	(*)	61	—	—	61

Issuance of ordinary shares in at-the-market (“ATM”) offering, net of $73 issuance costs	136,300	(*)	707	—	—	707

Unrealized gain from marketable debt securities	—	—	—	237	—	237

Net loss	—	—	—	—	(28,771)	(28,771)

Balance - January 1, 2021	21,325,975	$58	$179,530	$272	$(135,707)	$44,153

Stock-based compensation	—	—	1,886	—	—	1,886

Exercise of options and vesting of restricted stock units	23,236	(*)	(*)	—	—	(*)

Issuance of ordinary shares in ATM offering, net of $295 issuance costs (**)	1,541,400	5	8,142	—	—	8,147

Issuance of ordinary shares under Underwritten Public Offering agreement, net of $786 issuance costs (**)	2,197,803	7	9,214	—	—	9,221

Unrealized gain from marketable debt securities	—	—	—	(443)	—	(443)

Net loss	—	—	—	—	(32,467)	(32,467)

Balance - December 31, 2021	25,088,414	$70	$198,772	$(171)	$(168,174)	$30,497

Stock-based compensation	-	-	1,296	-	-	1,296

Issuance of ordinary shares (**)	114,982	(*)	70	-	-	70

Unrealized loss on marketable debt securities	-	-	-	(574)	-	(574)

Net loss	-	-	-	-	(17,866)	(17,866)

Balance - December 31, 2022	25,203,396	70	200,138	(745)	(186,040)	13,423

(*)	Represents amount less than $1

(**)	See also Note 10

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Cash Flows

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2022	2021	2020
Cash flow from operating activities

Net loss for the year	$(17,866)	$(32,467)	$(28,771)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	35	42	39
Amortization of discount (premium) on marketable debt securities	(2)	121	90
Gain on sale of marketable debt securities	523	(37)	(527)
Finance expenses	(36)	6	31
Interest income from short-term deposits	-	7	(285)
Stock-based compensation expense	1,296	1,886	2,066
Changes in operating assets and liabilities:

Decrease (increase) in other accounts receivable	300	(313)	15
Increase (decrease) in trade payables	(2,311)	(2,175)	1,047
Increase (decrease) in other accounts payable	(440)	38	8
Net cash used in operating activities	(18,501)	(32,892)	(26,287)

Cash flow from investing activities
Purchase of property and equipment	(4)	(11)	(44)
Increase in restricted deposit	-	(1)	-
Investment in securities, available for sale	(2,373)	(13,569)	(55,034)
Investment in Convertible note (**)	(1,500)	-	-
Proceeds from sale of securities, available for sale	21,440	21,243	47,198
Proceeds from short-term deposits, net	-	3,800	24,416
Net cash provided by investing activities	17,563	11,462	16,536

Cash flow from financing activities
Issuance of ordinary shares in at-the-market offering, net of issuance costs (***)	70	8,147	-
Issuance of ordinary shares, net of issuance costs (**)	-	9,221	707
Proceeds from exercise of options	-	(*)	61
Net cash provided by financing activities	70	17,368	768
Decrease in cash, cash equivalents and restricted cash	(868)	(4,062)	(8,983)
Cash and cash equivalents and restricted cash at the beginning of the year	2,998	7,060	16,043
Cash, cash equivalents and restricted cash at the end of the year	$2,130	$2,998	$7,060

Supplemental disclosure of cash flow information:
Cash received from interest	$297	$562	$1,192

Non-cash transactions:
Right-of-use assets obtained in exchange for new operating lease liabilities, net	$-	$199	$35

(*)	Represents amount less than $1

(**)	See also Note 7

(***)	See also Note 10.

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

The Company is a biopharmaceutical company primarily focused on the development of its product candidate Aramchol. Historically, the Company has focused almost exclusively on developing Aramchol for the treatment of liver disease. The Company is also collaborating with the Hebrew University in the development of Amilo-5MER. The Company has an operating history limited to pre-clinical and clinical drug development.

The Company is currently exploring the feasibility of developing Aramchol for other indications outside of liver disease and anti-fibrotic indications and it continues to collaborate with the Hebrew University in the development of Amilo-5MER, however it has no current plans to initiate a clinical trial for Aramchol or Amilo-5MER and is continuing to evaluate its strategic alternatives and its structuring.

The Company funded its research and development programs and operations to date primarily through proceeds from private placements and public offerings. The Company currently has no products approved for marketing and has not generated any revenue from product sales to date. As of December 31, 2022, the Company had cash and cash equivalents of $2.0 million, restricted cash of $0.1 million, and marketable debt securities of $11.8 million.

The Company has incurred operating losses in each year since inception. The Company’s loss attributable to holders of its ordinary shares for the years ended December 31, 2020, 2021, and 2022 was approximately $28.8 million, $32.4 million, and $17.9 million, respectively. As of December 31, 2022, the Company had an accumulated deficit of $186.0 million. Substantially all of its operating losses resulted from costs incurred in connection with the Company’s development program and from general and administrative costs associated with its operations.

The Company will need to raise substantial, additional capital to fund its operations and to develop Aramchol for, and beyond its current development stage and any future commercialization, as well as any additional indications.

Based on the Company’s current operating plan, the Company’s management currently estimates that its cash position will support its current operations as currently conducted for more than 12 months from the date of issuance of these financial statements.

Note 2 – Significant Accounting Policies

A.	Basis of presentation

The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

B.	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

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

Following the adoption of ASC 326, current expected credit losses on the Company’s marketable grade debt securities are recorded, if expected, through an allowance for current expected credit losses. The amount of allowance for current expected credit losses is limited to the amount that the fair value is less than the amortized cost basis. Any remaining unrealized losses are included in accumulated other comprehensive loss in shareholders’ equity.

If the Company intends to sell the debt security (that is, it has decided to sell the security), or more likely than not will be required to sell the security before recovery of its amortized cost basis, any allowance for current expected credit losses is written off and the amortized cost basis shall be written down to the debt security’s fair value at the reporting date with any incremental impairment reported in earnings. Based on management’s assessment, the Company does not intend to sell its securities for less than amortized cost; therefore, an allowance for current expected credit losses has not been recorded as of December 31, 2022 and 2021.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

H.	Concentrations of credit risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash, cash equivalents and marketable securities. The Company hold these investments in highly-rated financial institutions, and, by policy, limit the amounts of credit exposure to any one financial institution. These amounts at times may exceed federally insured limits. The Company has not experienced any credit losses in such accounts and does not believe we are exposed to any significant credit risk on these funds. The Company has no off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts, or other hedging arrangements.

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

The Company’s and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2022 and 2021, no impairment losses were recorded.

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

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, other accounts receivables, trade payables and other trade payables approximate their fair value due to the short-term maturity of such instruments.

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

The Company’s marketable debt securities are measured at fair value on a recurring basis by level within the fair value hierarchy. Other than the marketable debt securities, which includes corporate bonds and mutual funds as of December 31, 2022 , the Company does not have any other financial assets or financial liabilities marked to market at fair value.

The fair value of the Company’s marketable debt securities measured at fair value on a recurring basis by level within the fair value hierarchy are as follows (in thousands):

	December 31, 2022
				Fair
	Level 1	Level 2	Level 3	Value

Marketable debt securities	$10,629	$1,140	—	$11,769

	December 31, 2021
				Fair
	Level 1	Level 2	Level 3	Value

Marketable debt securities	$24,467	$5,464	—	$31,931

M.	Accounting for stock-based compensation

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

As of December 31, 2022, management evaluated the remaining clinical and regulatory milestones and determined that the variable consideration should not be recorded as revenue for the period ended December 31, 2022. The Company will re-evaluate the transaction price in each reporting period when events whose outcomes are resolved or other changes in circumstances occur that would indicate it is appropriate to recognize variable consideration as revenue.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

O.	Research and development expenses

Research and development expenses are charged to the statement of operations as incurred.

P.	Income taxes

The Company accounts for income taxes utilizing the asset and liability method in accordance with ASC 740, “Income Taxes.” Current tax liabilities are recognized for the estimated taxes payable on tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences between the income-tax bases of assets and liabilities and their reported amounts in the financial statements and for tax loss carry forwards. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws, and deferred tax assets are reduced, if necessary, by the amount of tax benefits, the realization of which is not considered more likely than not based on available evidence. As of December 31, 2022, and 2021, the Company had a full valuation allowance against deferred tax assets.

The Company is subject to the provisions of ASC 740-10-25, “Income Taxes” (“ASC 740”). ASC 740 prescribes a more likely-than-not threshold for the financial statement recognition of uncertain tax positions. ASC 740 clarifies the accounting for income taxes by prescribing a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. On a yearly basis, the Company undergoes a process to evaluate whether income tax accruals are in accordance with ASC 740 guidance on uncertain tax positions. The Company has not recorded any liability for uncertain tax positions for the years ended December 31, 2022 and 2021.

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

All outstanding stock options and warrants were excluded from the calculation of the diluted loss per share for the years ended December 31, 2022, 2021 and 2020, because all such securities have an anti-dilutive effect.

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

In May 2021, the FASB issued Update 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The amendments in this Update affect all entities that issue freestanding written call options that are classified in equity. Specifically, the amendments affect those entities when a freestanding equity-classified written call option is modified or exchanged and remains equity classified after the modification or exchange. The amendments that relate to the recognition and measurement of EPS for certain modifications or exchanges of freestanding equity-classified written call options affect entities that present EPS in accordance with the guidance in Topic 260, Earnings Per Share. The Company implemented this standard on January 1, 2022. The effect on implementing this ASU was not material.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 3 – Marketable debt securities

The following table summarizes the Company’s marketable debt securities as of December 31, 2022 and 2021.

	As of December 31, 2022
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
		(in thousands)
Corporate bonds	$1,327	$0	$(187)	$1,140
Mutual funds	11,187	30	(588)	10,629
Total short-term investments	$12,514	$30	$(775)	$11,769

	As of December 31, 2021
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
		(in thousands)
Corporate bonds	$5,505	$9	$(50)	$5,464
Commercial papers	26,597	$58	$(188)	$26,467
Total short-term investments	$32,102	$67	$(238)	$31,931

The contractual maturity of the aforementioned marketable securities varies between less than one year to two years.

Note 4– Other Accounts Receivable

	As of December 31,
	2022	2021
	(in thousands)
Prepaid expenses	$701	$1,046
Government institutions	124	79
	$825	$1,125

Note 5– Leases

The Company leases, approximately 590 square meters at a facility located in Tel-Aviv, Israel under an operating lease agreement that expired on March 22, 2021 with two additional options to extend until March 22, 2023.

The Company elected not to exercise its options to extend the lease and in March 2021, signed a new lease extension agreement to its corporate headquarters for a period of two additional years until March 22, 2023 with an optional one-year renewal period. In November 2022, the Company elected to exercise its option to extend the lease until March 2024. According to the updated lease agreement, the aggregate quarterly rental payment for the lease period, together with adjustments and maintenance fees, is approximately NIS 134,508 plus VAT, and NIS 144,476 plus VAT for the option period. To secure the lease payments, the Company provided a bank guarantee of $50 thousand.

In addition, the Company leases vehicles under various operating lease agreements.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 5 – Leases (Cont.)

At December 31, 2022, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totaled $223 thousand and $216 thousand, respectively, while at December 31, 2021, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totaled $406 thousand and $435 thousand, respectively.

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of December 31, 2022, the Company’s operating leases had a weighted average remaining lease term of 1.19 years and a weighted average borrowing rate of 2.3%.

The following table summarizes the Company’s significant contractual lease obligations at December 31, 2022:

		Less than
	Total	1 year	1-3 years
	(in thousands)
Facility leases	$212	$178	$35
Car leases	11	11	-
Total	$223	$182	$35

Note 6 – Property and equipment, net

	As of December 31,
	2022	2021
	(in thousands)
Medical equipment	$737	$737
Office furniture and equipment	54	56
Computer software and electronic equipment	76	78
Leasehold improvements	235	231
	1,102	1,102
Less - Accumulated depreciation	988	957
Net book value	$114	$145

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 7 – Investment in convertible note

In December 2022, the Company invested $1.5 million in convertible notes of Onkai, Inc. (“Onkai”). The convertible notes do not bear interest and have no maturity date.

The terms of the convertible notes provide that in the event of an equity financing, liquidation of Onkai, or the occurrence of a dissolution event, the convertible notes will automatically convert into shares of Onkai based on the fair value of the share discounted by 15%. The share price fair value to be used in the determination of the number of shares to be issued is the share price in such equity fundings or deemed liquidation transactions, or the liquidation value of Onkai in a liquidation event.

The convertible notes may not be repaid in cash.

On January 5, 2023, the Company entered into a non-binding term sheet, for an equity investment in OnKai. The term sheet provides for an investment round of at least $2.5 million, of which the Company will invest $1.5 million in exchange for series seed preferred shares of OnKai, in addition to the aforementioned $1.5 million investment in convertible notes that was made by the Company in Onkai.

Note 8 – Related Parties

1.	As of December 31, 2022, and 2021, the Company had an accrual in the amount of approximately $0.2 million and $0.6 million, respectively, pursuant to an employment agreement with its officers and directors’ fee.

2.	During 2022, 2021 and 2020, the Company recorded salary expenses, stock-based compensation expenses and directors’ fee to its related parties in the amount of $2.8 million, $4.1 million and $3.5 million respectively.

Note 9 – Commitments and Contingencies

1.	As of December 31, 2022, the Company recorded a pledge on its short-term deposit in favor of its bank in the amount of approximately $114 thousand to secure the Company’s commitments to the bank, including a bank guarantee in favor Mintz K. Construction Company, the lessor of the Company’s headquarters, totaling $54 thousands as of December 31, 2022.

2.	The Company enters into contracts in the ordinary course of business with contract research organizations for clinical trials and clinical supply manufacturing and with vendors for non-clinical research studies and other services and products for operating purposes, which generally provide for termination upon 30 to 90 days’ notice or less, and therefore are cancelable contracts and not considered as commitment or purchase obligations.

3.	For information regarding the Company’s leases commitments, see note 5

4.	On June 28, 2021, the Company entered into a license agreement with Yissum Research Development Company of the Hebrew University of Jerusalem (“Yissum”) pursuant to which Yissum granted to the Company a worldwide, exclusive and irrevocable license to develop and commercialize Amilo-5Mer. Under the license agreement, the Company is responsible for carrying out the development and commercialization of Amilo-5Mer and the prosecution and maintenance of the licensed patents under the license agreement. In consideration for the grant of the license, the Company paid Yissum an upfront license fee of $100 thousand which was included in research and development expenses for the period ended December 31, 2021. In addition, the Company may be required to make payments of up to $950 thousand upon meeting certain regulatory milestones and may be entitled to pay single digit royalties on any future net sales and a share of any sublicense fees.

5.	For information regarding the Company’s investment in a convertible note, see note 7

6.	Other than as described above, the Company did not have any material commitments, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2022 and 2021.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 10 – Shareholders’ Equity

A.	Ordinary shares

1.	Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

2.	On December 22, 2017, the Company entered into an At-the-Market Equity Offering Sales Agreement (the “Stifel Sales Agreement”) with Stifel, Nicolaus & Company, Incorporated, as the Company’s sales agent (“Stifel”). Pursuant to the prospectus relating to the Company’s shelf registration statement on Form F-3 filed with the SEC on March 26, 2018 the Company may offer and sell, from time to time through Stifel, its ordinary shares having an aggregate offering price of up to $35 million. On May 15, 2020, the Company amended and restated the Sales Agreement dated December 22, 2017 between the Company and Stifel, Nicolaus & Company, Incorporated to include Cantor Fitzgerald & Co. as an additional sales agent for the Company’s “at the market offering” program. Pursuant to a prospectus supplement filed with the SEC on May 15, 2020, the Company may offer and sell up to $31.9 million of its ordinary shares. In 2020 the Company sold 136,300 ordinary shares under the ATM Program for total net proceeds of approximately $0.8 million. During February 2021, the Company sold an additional 1,541,400 ordinary shares under its ATM Program for total net proceeds of approximately $8.2 million.

3.	During February 2021, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Cantor Fitzgerald & Co. (the “Underwriter”) in connection with an underwritten public offering (the “Underwritten Public Offering”) of 2,197,803 ordinary shares (the “Firm Shares”) of the Company (the “Ordinary Shares”). The Underwriter agreed to purchase the Firm Shares from the Company at a price of $4.3258 per share. The net proceeds to the Company were approximately $9.2 million.

4.	On March 26, 2021, the Company entered into a new Sales Agreement with Cantor Fitzgerald & Co. and Canaccord Genuity LLC, as sales agents, pursuant to which the Company may offer and sell ordinary shares “at the market” having an aggregate offering price of up to $50.0 million from time to time through the sales agents. During July 2022, the Company sold an additional 114,982 ordinary shares under its ATM program for total net proceeds of approximately $0.1 million

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 10 – Shareholders’ Equity (Cont.)

B.	Stock-based compensation

1.	The Company has an equity-based incentive plan, the 2013 Incentive Share Option Plan (the “2013 Plan”). As of December 31, 2022, a total of 375,743 shares were reserved for issuance under the 2013 Plan. The 2013 Plan, which was adopted by the Board on September 2, 2013, and approved by the Company’s shareholders on December 30, 2013 (as was amended by the Board and the Company’s shareholders on March 30, 2015, May 11, 2015, and August 30, 2018 respectively), provides for the grant of options to purchase the ordinary shares and the issuance of restricted stock units (“RSUs”) to the Company’s officers, directors, employees, service providers and consultants. The 2013 Plan provides for such equity-based compensation under various and different tax regimes.

2.	During February 2021, certain office holders exercised options into 18,736 Ordinary shares of the Company for a total amount of less than $1 thousand.

3.	In March 2021, the Company granted options to purchase 45,000 ordinary shares of the Company to an employee and a consultant. The options are exercisable at $4.16 per share, have a 10-year term and vest over a period of four years. The aggregate grant date fair value of such options was approximately $0.1 million.

4.	In July, 2021, the Company granted options to purchase 100,000 ordinary shares of the Company to its non-management directors subject to shareholders’ approval (which was obtained in August 2021). The options are exercisable at $3.10 per share, have a 10-year term and vest over a period of three years. The aggregate grant date fair value of such options was approximately $0.2 million.

5.	In August, 2021, the Company granted options to purchase 37,500 ordinary shares of the Company to certain service providers. The options are exercisable at $2.83 per share, have a 10-year term and vest over a period of three years. The aggregate grant date fair value of such options was approximately $0.01 million.

6.	In February 2022, the Company granted options to purchase 40,000 ordinary shares of the Company to one of its officers. The options are exercisable at $1.61 per share, have a 10-year term and vest over a period of four years.

7.	In November 2022, the Company repriced outstanding options to purchase an aggregate of 2,192,962 ordinary shares held by the Company’s employees and directors to $0.37 per share and extended their terms for one year following the date of termination of an optionee’s employment or service with the Company or affiliate, subject to the approval of the shareholders with regards to the Company’s directors.

8.	In November 14, 2022 the company extended the exercise period of options to purchase 324,784 ordinary shares of the company granted to the Company’s CEO, by three years, such that they will expire, if not exercised prior thereto, on September 2, 2026, subject to shareholder approval.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 10 – Shareholders’ Equity (Cont.)

B.	Stock-based compensation (Cont.)

7.	A summary of the status of the Company’s option plans as of December 31, 2022 and 2021 and changes during the years then ended are presented below:

	2022		2021
		Weighted		Weighted
	Number of	average	Number of	average
	share	exercise	share	exercise
	options	price	options	price
Options outstanding at beginning of year	2,853,675	$5.42	2,723,011	$5.70
Granted	44,500	$1.30	402,500	$3.32
Forfeited	(209,353)	$4.81	(253,100)	$5.25
Exercised	-	$-	(18,736)	$0.01
Outstanding at end of year	2,688,822	$5.42	2,853,675	$5.42
Options exercisable at year end	$2,299,699	$6.33	2,027,431	$5.67

The following assumptions were used for the fiscal year 2022, 2021 and 2020 grants:

-	dividend yield of 0.00% for all periods.

-	risk-free interest rate between 0.42% and 0.74% for the fiscal year 2020, 0.80% and 1.34% for the fiscal year 2021 and 1.94% for the fiscal year 2022.

-	an expected life between 5 and 6.25 years for all periods.

-	and a volatility rate ranging between 83% and 88% for the fiscal year 2020, 64% and 81% for the fiscal year 2021 and 65% for the fiscal year 2022.

As of December 31, 2022, and 2021, the weighted-average remaining contractual term of the outstanding options, excluding the 38,637 options granted in 2002 that have no expiration date, is 4.84 and 5.90 years, respectively.

The weighted average grant date fair value of the options granted during the years ended December 31, 2022, 2021 and 2020 is $0.68, $2.19, and $2.76 respectively.

As of December 31, 2022, a total of the 324,784 outstanding and exercisable options are “in the money” with aggregate intrinsic value of $0.2 million; while as of December 31, 2021 a total of 333,532 outstanding and exercisable options were “in the money” with aggregate intrinsic value of $0.6 million.

The unrecognized compensation expense calculated under the fair-value method for stock options expected to vest as of December 31, 2022, 2021 and 2020 is approximately $0.9 million, $3.4 million, and $4.0 million, respectively, and is expected to be recognized over a weighted-average period of 1.42 years, 1.75 years and 2.9 years, respectively.

For the years ended 2022, 2021 and 2020, the Company recorded a total of $1.3 million, $1.9 million, and $2.1 million of stock-based compensation expenses, in connection with the above-mentioned options.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 10 – Shareholders’ Equity (Cont.)

B.	Stock-based compensation (Cont.)

During 2016, the Company issued a total of 78,750 restricted stock units (“RSU”). Upon vesting, each RSU will settle by the issuance of one ordinary share. The RSUs vest over four years. As of December 31, 2022, there are no outstanding RSUs., For the years 2022, 2021 and 2020, with respect to the above-mentioned RSUs, the Company recorded stock-based compensation expenses in the amount of $0, $0 thousand and $5 thousand, respectively. All of the above-mentioned stock-based compensation expenses are recorded under general and administrative expenses. as of December 31, 2022, there are no outstanding RSU’s and unrecognized compensation expense.

Note 11 – Research and Development Expenses

	Year ended December 31,
	2022	2021	2020
		(in thousands)
Chemistry and formulation studies	$2,448	$5,009	$5,856
Salaries	1,692	2,963	2,570
Stock-based compensation	383	660	871
Research and preclinical studies	1,346	2,163	1,873
Clinical studies	6,532	14,937	13,225
Regulatory and other expenses	594	1,488	1,687
	$12,995	$27,220	$26,082

Note 12 – General and Administrative Expenses

	Year ended December 31,
	2022	2021	2020
		(in thousands)
Stock-based compensation	$913	$1,225	$1,194
Professional fees	1,084	897	796
Salaries and benefits	1,164	1,617	828
Rent and office-maintenance fees	401	530	430
Investor relations and business development expenses	59	242	293
Insurance and other expenses	1,035	1,150	587
	$4,656	$5,661	$4,128

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 13 – Financial income, net

	Year ended December 31,
	2022	2021	2020
		(in thousands)
Bank fees	$22	$43	$31
Interest income	(297)	(562)	(1,192)
Loss (gain) from sale of marketable debt securities	526	80	(397)
Foreign currency losses	(36)	25	119
	$215	$(414)	$(1,439)

Note 14 – Income Taxes

A.	General

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

Maltese subsidiary:

Taxable income of Maltese companies was subject to tax at the rate of 35% for the years 2020, 2021 and 2022.

C.	Net Operating Loss Carry forward

As of December 31, 2022, the Company had approximately $152.2 million net-operating-loss carry forwards, consisting of approximately $11.7 million of Maltese net-operating-loss carry forwards and approximately $140.5 million Israeli net-operating-loss carry forward. Additionally, the Company had approximately $1.9 million of capital loss carry forward from the sale of marketable debt securities in Israel. The Maltese and the Israeli loss carry forwards have no expiration date.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 14 – Income Taxes (Cont.)

D.	Deferred income taxes

As of December 31, 2022, the significant components of the Company’s deferred tax assets are net operating loss carryforward in the amount of $152 million and research and development expenses in the amount of $24 million. The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2022. Management reevaluates the positive and negative evidence at each reporting period.

E.	Tax assessments

The Israeli subsidiaries received final tax assessments through the year ended December 31, 2018.

F.	Effective tax expense

A reconciliation of the Company’s effective tax expense to the Company’s theoretical statutory tax benefit is as follows:

	Year ended December 31,
	2022	2021	2020
	(in thousands)
Loss before taxes on income, as reported in the consolidated statements of operations	$17,866	$32,467	$28,771

Statutory tax rate	12%	12%	12%

Theoretical tax benefit	2,144	3,896	3,453

Losses and other items for which a valuation allowance was provided or benefit from loss carry forwards	(2,144)	(3,896)	(3,453)

Actual tax expense	$—	$—	$—

Note 15 - Subsequent events

On January 5, 2023, the Company entered into a non-binding term sheet, for an equity investment in OnKai, The Term Sheet provides for an investment Round of at least $2.5 million, of which the Company shall invest $1.5 million in exchange for series seed preferred shares of OnKai, in addition to the $1.5 million safe notes investment that was made   by the Company in Onkai. For more information, see note 7.

ITEM 19. Exhibits.

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of Galmed Pharmaceuticals Ltd. *

2.1	Description of Securities Registered under Section 12 of the Exchange Act*

4.1	Form of Indemnification Agreement (1)

4.2	Galmed Pharmaceuticals Ltd. 2013 Incentive Share Option Plan (4)

4.3	Registration and Information Rights Agreement, dated December 2013, by and among Galmed Pharmaceuticals Ltd., Shirat HaChaim Ltd., David & Debora Goldfarb, Medgal S.A. and G. Yarom Medical Research Ltd. (2)

4.4	Personal Employment Agreement, dated December 23, 2013, by and between Galmed Medical Research Ltd. and Allen Baharaff (2)

4.5	Amendment No.1 to Employment Agreement by and between Galmed Research and Development Ltd. and Allen Baharaff (10)

4.6	Amendment No.2 to Employment Agreement by and between Galmed Research and Development Ltd. and Allen Baharaff(13)

4.7	Amendment No.3 to Employment Agreement by and between Galmed Research and Development Ltd. And Allen Baharaff(14)

4.8	Compensation Policy of Galmed Pharmaceuticals Ltd.(5)

4.9	Lease, dated March 22, 2015, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(8)

4.10	Addendum to Lease, dated February 27, 2017, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd. (8)

4.11	Addendum to Lease, dated August 8, 2018, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(11)

4.12	Addendum to Lease, dated March 11, 2021, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(13)

4.13	Sales Agreement, dated March 26, 2021, among Galmed Pharmaceuticals Ltd., Cantor Fitzgerald & Co. and Canaccord Genuity LLC.(9)

8.1	List of subsidiaries of Galmed Pharmaceuticals Ltd.(12)

11.1	Code of Business Conduct and Ethics of Galmed Pharmaceuticals Ltd.(7)

12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Chief Accounting Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

96

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Brightman Almagor Zohar & Co.*

101.INS	Inline XBRL Instance Document*

101.SCH	Inline XBRL Taxonomy Extension Schema Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)	Incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed with the SEC on February 28, 2014.

(2)	Incorporated herein by reference to the Registration Statement on Form F-1, filed with the SEC on February 6, 2014.

(3)	Incorporated herein by reference to the Company’s Report on Form 6-K filed with the SEC on June 1, 2016.

(4)	Incorporated herein by reference to Exhibit A to the Company’s Report on Form 6-K filed with the SEC on April 2, 2015.

(5)	Incorporated herein by reference to Annex A to the Company’s Report on Form 6-K filed with the SEC on July 8, 2020.

(6)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2015.

(7)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 22, 2016.

(8)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 23, 2017.

(9)	Incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on March 26, 2021.

(10)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 13, 2018.

(11)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 13, 2019.

(12)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 12, 2020.

(13)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2021.

(14)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on May 2, 2022.

*Filed herewith.

97

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALMED PHARMACEUTICALS LTD.

By:	/s/ Allen Baharaff
Allen Baharaff
President, Chief Executive Officer and Chairman

Date: March 29, 2023

98