Form 20-F
period 2023-12-31
Galmed Pharmaceuticals Ltd.
filed 2024-04-04
CIK 1595353

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

16 Abba Hillel Road, Ramat Gan, Israel 5250608

(Address of principal executive offices)

Allen Baharaff

President and Chief Executive Officer

16 Abba Hillel Road

Ramat Gan, Israel 5250608

E-mail: ab@galmedpharma.com

Tel: +972.3.693.8448

Fax: +972.3.693.8447

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value NIS 0.15 per share	GLMD	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

N/A

(Title of each class)

Securities registered or to be registered pursuant to Section 15(d) of the Act.

N/A

(Title of each class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2023): 5,045,324 ordinary shares are outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

All references to “we,” “us,” “our,” “the Company” and “our Company”, in this Annual Report on Form 20-F, or our annual report, are to Galmed Pharmaceuticals Ltd. and its subsidiaries, unless the context otherwise requires. All references to Aramchol mean Aramchol acid or Aramchol meglumine (salt), unless the context otherwise requires. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 0.15 nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this annual report has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this annual report, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

All information in this Annual Report on Form 20-F relating to shares or price per share reflects the 1-for-15 reverse share split effected by us on May 15, 2023.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our ability to pursue, evaluate and complete any strategic alternative that yields value for our shareholders;

●	the timing and cost of our planned Primary Sclerosing Cholangitis, or PSC, clinical trial and our pivotal Phase 3 ARMOR trial, or the ARMOR Study, if re-initiated, for our product candidates, Aramchol and Amilo-5MER, or for any other pre-clinical or clinical trials;

●	completion and receiving favorable results of our planned PSC clinical trial and the ARMOR Study (if re-initiated) for Aramchol or any other pre-clinical or clinical trial;

●	regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or FDA, the European Medicines Authority, or EMA, or the Medicines and Healthcare Products Regulatory Agency, or the MHRA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	the commercial launch and future sales of Aramchol and any future product candidates;

●	our ability to comply with all applicable post-market regulatory requirements for Aramchol, Amilo-5MER or any other product candidate in the countries in which we seek to market the product;

●	our ability to achieve favorable pricing for Aramchol, Amilo-5MER or any other product candidate;

●	our expectations regarding the commercial market for PSC, non-alcoholic steato-hepatitis, or NASH (also known as MASH), in patients or any other targeted indication;

●	third-party payor reimbursement for Aramchol, Amilo-5MER or any other product candidate;

●	our estimates regarding anticipated capital requirements and our needs for additional financing;

●	market adoption of Aramchol or any other product candidate by physicians and patients;

●	the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate;

●	our ability to obtain and maintain adequate protection of our intellectual property;

●	the possibility that we may face third-party claims of intellectual property infringement;

●	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

●	our ability to establish adequate sales, marketing and distribution channels;

●	intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

●	the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy;

●	our expectations regarding licensing, acquisitions and strategic operations;

●	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market;

●	security, political and economic instability in the Middle East that could harm our business, including due to the the recent attacks by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region and Israel’s war against them and military hostilities with Hezbollah on the northern border of Israel

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Risks Related to Our Financial Position and Capital Requirements

●	We are a biopharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

●	We have not yet commercialized any products and we may never be able to do so, and even if we do, the products may not gain market acceptance.

●	We will need substantial, additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

●	We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of Aramchol, Amilo-5MER or any other product candidate. If we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize Aramchol, Amilo-5MER or any other product candidate.

Risks Related to Our Business, Industry and Regulatory Requirements

●	Our activities to evaluate and pursue strategic alternatives may not be successful.

●	We are substantially dependent on our remaining employees to facilitate the consummation of a strategic transaction. We could lose such key employees.

●	The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons.

●	We have historically developed Aramchol for the treatment of NASH, and there is significant uncertainty regarding the regulatory approval process. In addition, during 2022, we discontinued our open label part of the ARMOR Study and we do not currently expect to initiate the second part of the ARMOR Study. This makes it difficult to predict the timing and costs of the clinical development of Aramchol for the treatment of NASH.

●	We depend largely on the success of our lead product candidate, Aramchol, and we may not obtain regulatory approval of Aramchol.

●	Commencement of our ARMOR Study in jurisdictions outside the United States is subject to acceptance of the foreign equivalent of our IND by regulatory authorities.

●	We may be forced to abandon development of Aramchol or any other product candidate which would have a material adverse effect on our business and may force us to cease operations.

●	The lack of a reliable non-invasive method for the diagnosis of NASH is likely to present a major challenge to Aramchol’s market penetration, if ever commercialized.

●	Our Amilo-5MER program is being conducted under a license agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, or Yissum.

●	If we acquire or in-license additional technologies or product candidates, we may incur significant, incremental expenses, may have integration difficulties and may experience other risks that could harm our business and results of operations.

●	Changes in regulatory requirements and guidance or unanticipated events during our clinical trials may occur, which may result in necessary changes to clinical trial protocols, which could result in increased costs to us, delay our development timeline or reduce the likelihood of successful completion of our clinical trials.

●	We manage our business through a small number of senior executive officers. We depend on them even more than similarly- situated companies.

●	Our business is subject to risks arising from epidemic diseases, such as the COVID-19 pandemic, which has impacted and could continue to impact our business.

Risks Related to Our Reliance on Third Parties

●	We have no manufacturing capacity and anticipate reliance on third-party manufacturers for Aramchol, Amilo-5MER or any other product candidate.

●	Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and potential future product candidates.

●	We depend on third parties to conduct our clinical trials.

Risks Related to Our Intellectual Property

●	The failure to obtain or maintain patents, licensing agreements and other intellectual property rights that are sufficiently broad and protective could impact our ability to compete effectively.

●	Our potential development of Aramchol meglumine may not result in improved bioavailability compared to the existing form of Aramchol. Furthermore, although we have pending patent applications and granted patent covering Aramchol meglumine in development, there is no assurance that we will receive any patents for them, and even if we receive one or more patents for our Aramchol meglumine in development, they may be of little or no commercial value.

Risks Related to Ownership of Our Ordinary Shares

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	The market price of our ordinary shares is volatile and you may sustain a complete loss of your investment.

●	If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our ordinary shares may be delisted and the price of our ordinary shares and our ability to access the capital markets could be negatively impacted.

●	Our President and Chief Executive Officer beneficially owns approximately 5.6% of our outstanding ordinary shares, as of March 27, 2024. Therefore, our principal shareholders will be able to exert significant control over matters submitted to our shareholders for approval.

●	Our U.S. shareholders may suffer adverse tax consequences due to our classification as a passive foreign investment company.

Risks Related to Israeli Law and Our Operations in Israel

●	Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel, such as the recent attacks by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region and Israel’s war against them and military hostilities with Hezbollah on the northern border of Israel

●	Provisions of Israeli law and our articles of association, or Articles, may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

●	Your rights, liabilities and responsibilities as a shareholder will be governed by Israeli law and differ in some material respects from those under U.S. law.

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

We are a biopharmaceutical company with an operating history limited to pre-clinical and clinical drug development and no approved products. During 2022, we discontinued the open-label part of the ARMOR Study having reached its objectives and initiated a strategic review process. Following the discontinuation of our open label part of the ARMOR Study, we do not currently expect to initiate the second part of the ARMOR Study. In addition, we have limited operating experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. We have funded our research and development programs and operations to date primarily through proceeds from private placements and public offerings. We currently have no products approved for marketing in the United States or any other jurisdiction and have not generated any revenue from product sales to date, although we have generated revenue from our licensing agreement with Samil Pharm. Co., Ltd., or Samil. We have incurred operating losses in each year since the inception of our predecessor in 2000. Our loss attributable to holders of our ordinary shares for the years ended December 31, 2022, and 2023 was approximately $17.4 million and $7.2 million, respectively. As of December 31, 2023, we had an accumulated deficit of $193.0 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations.

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

We have not yet commercialized any products and we may never be able to do so. During 2022, we discontinued the open-label part of the ARMOR Study having reached its objectives and initiated a strategic review process. Following the discontinuation of our open label part of the ARMOR Study, we do not currently expect to initiate the second part of the ARMOR Study and are currently developing Aramchol for PSC. We do not know when or if we will complete development of Aramchol, Amilo-5MER or any other product candidate, obtain regulatory approval, or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance for these products will depend on a number of factors, including:

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

As of December 31, 2023, we had a net working capital of $10.5 million, cash and cash equivalents of $2.9 million, restricted cash of $0.1 million, short term deposits of $2.3 million and marketable debt securities of $7.5 million. Based on our current operating plan, which is subject to change pursuant to our strategic review, we currently estimate that our cash position will support our current operations as currently conducted for more than 12 months from the date of issuance of this annual report. We will need to raise substantial, additional capital to fund our operations and to re-initiate the ARMOR Study and develop Aramchol and Amilo-5MER for, and beyond their current development stage, and ultimately commercialize them, if we opt to do so ourselves. In addition, we may expand our current research and development focus and clinical operations as well as the development of Aramchol or any other product candidate for other indications or development of other molecules and/or combination of Aramchol with other molecules for NASH or other liver and inflammatory diseases as well as non-invasive biomarkers, which we expect will also require additional capital. Our future capital requirements will depend on many factors including:

●	the outcome of our review of our strategic alternatives:

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the regulatory pathway of Aramchol, Amilo-5MER or any other product candidate;

●	the scope, prioritization and number of our clinical trials and other collaboration, research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol, Amilo-5MER or any other product candidate;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for Aramchol, Amilo-5MER or any other product candidate;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol, Amilo-5MER or any other product candidate;

●	market conditions;

●	our ability to maintain the listing of our orindary share on The Nasdaq Capital Market; and

●	the impact of any resurgence of the COVID-19 pandemic and the war between Israel and Hamas, which may exacerbate the magnitude of the factors discussed above.

Under General Instruction I.B.5 to Form F-3, or the Baby Shelf Rule, the amount of funds we can raise through primary public offerings of securities in any 12-month period using our registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by non-affiliates of the Company. As of March 27, 2024, our public float was approximately $1.8 million, based on 5,777,351 ordinary shares held by non-affiliates and a price of $0.32 per share, which was the last reported sale price of our ordinary shares on the Nasdaq Capital Market on March 26, 2024. We therefore are limited by the Baby Shelf Rule as of the filing of this annual report, until such time as our public float exceeds $75 million. If we are required to file a new registration statement on another form, we may incur additional costs and be subject to delays due to review by the SEC Staff.

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

In addition, our authorized share capital consists of 20,000,000 ordinary shares, par value NIS 0.15 per share. As of March 27, 2024, we had 6,009,654 ordinary shares issued and outstanding. As of the date of this Annual Report, we also had outstanding pre-funded warrants to purchase 1,280,000 ordinary shares and warrants to purchase 5,200,000 ordinary shares with an exercise price of $1.25 per share. To the extent that pre-funded warrants and warrants are exercised, holders of our ordinary shares will experience dilution.

Any additional capital raised through the sale of equity or equity-linked securities, will dilute our current shareholders’ ownership in us, potentially substantially, and could also result in a decrease in the market price of our ordinary shares. The terms and conditions of those securities issued by us in future capital transactions may be more favorable to new investors and may include the issuance of warrants or other derivative securities, which may have a further dilutive effect.

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

In May 2022, we announced that we will expand into new anti-fibrotic indications to maximize the potential of Aramchol while at the same time discontinuing the open label part of the ARMOR Study having reached its objectives. Simultaneously, we initiated a cost reduction plan and at various times have been evaluating our strategic options alternatives and our structuring to best optimize our resources to enhance shareholder value and achieve our goals. In June 2023, we announced the closing of a strategic investment in OnKai, Inc., or OnKai, (see “Item 4. Information on the Company— Strategic Collaborations, Research Arrangements and other Agreements—Onkai.”).

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

We may not be able to complete or commence the clinical trials that would support our submission of an NDA to the FDA, a Marketing Authorization Application or MAA, to the EMA or MHRA or any similar submission to regulatory authorities in other countries. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. The fact that the FDA, EMA, MHRA or other regulatory authorities permit a company to conduct human clinical trials is no assurance or guarantee that the trials will be successful. On the contrary, most candidate drugs that begin clinical trials do not prove to be successful and do not result in the filing of an NDA, MAA or similar filing. Drug candidates that successfully complete one phase of clinical trials may prove unsuccessful at a subsequent phase. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements and in part because the results of clinical trials are inherently uncertain and unpredictable. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. Regulatory authorities, such as the FDA, may decline to permit a clinical trial to proceed or may suspend a clinical trial that it has previously permitted to proceed. Additionally, the clinical trial process is time-consuming, and failure can occur at any stage of the trials. We may encounter problems that cause us to abandon, delay or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

●	difficulties obtaining regulatory authorization to commence a clinical trial or complying with regulatory requirements for clinical trials or with the conditions imposed by a regulatory authority regarding the scope, duration or conduct of a clinical trial;

●	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

●	difficulties in obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site;

●	challenges in recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including size and nature of patient population, proximity of patients to clinical sites, eligibility and exclusion criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

●	challenges in identifying or recruiting sufficient study sites or investigators for clinical trials;

●	limitations on employee resources that would otherwise be focused on the conduct of our business including because of military reserve duty call-ups in the future that impact our employees and the affect the current war between Israel and Hamas on the productivity of our employees and external partners;

●	delays in necessary interactions with vendors, local regulators, and other important agencies and contractors due to limitations in employee resources;

●	impacts from prolonged remote work arrangements, such as increased cybersecurity risks and strains on our business continuity plans; and

●	lack of adequate funding to initiate or continue our clinical trials.

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

We have historically developed Aramchol for the treatment of NASH and there is significant uncertainty regarding the regulatory approval process. In addition, during 2022, we discontinued our open label part of the ARMOR Study and we do not currently expect to initiate the second part of the ARMOR Study. This makes it difficult to predict the timing and costs of the clinical development of Aramchol for the treatment of NASH.

Pharmaceutical products generally are subject to rigorous nonclinical testing and clinical studies and other approval procedures mandated by the FDA and foreign regulatory authorities. We have historically developed Aramchol for the treatment of NASH.

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

We expect that the path for regulatory approval for NASH drugs to continue to evolve in the near term as we and other companies in late-stage development of NASH drugs refine our regulatory approval strategies and interact with the FDA and other regulatory authorities. In particular, FDA expectations about interpretation of liver biopsy data may evolve especially as more information is published about the inherent variability in interpretation of liver biopsy data. Certain of our competitors have experienced regulatory setbacks for NASH therapies following communications from the FDA. See also “Item 4. Information on the Company—Competition.” Even after we receive and incorporate guidance from the FDA or other regulatory authorities, they could disagree that we have satisfied their requirements, which may require us to complete additional preclinical studies or clinical trials or impose stricter approval conditions than we currently expect. Furthermore, as the path for regulatory approval for NASH drugs evolves, it may impact our ARMOR Study in ways that could significantly increase the development costs and call into question the future viability of continuing to conduct the ARMOR Study. Additionally, we are considering more robust changes to our development program for NASH. Changes may include focusing on higher risk patients (F3), evaluating patients with compensated cirrhosis (F4) as well as changes to study design such as two smaller studies instead of one pivotal study and the addition of a combination arm.

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

We have invested almost all of our efforts and financial resources in the research and development (clinical and pre-clinical) of our lead product candidate, Aramchol. As a result, subject to our strategic review, our business is largely dependent on our ability to complete the development of, obtain regulatory approval for and successfully commercialize Aramchol in a timely manner. The process to develop, obtain regulatory approval for and commercialize Aramchol is long, complex, costly and uncertain as to its outcome and we do not currently expect to initiate the second part of the ARMOR Study.

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

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, patient willingness to undergo a liver biopsy in our NASH trials, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and disadvantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating, and actual or threatened public health emergencies and outbreaks of disease (including, for example, any resurgence of the COVID-19 pandemic). Potential patients for Aramchol, Amilo-5MER or any other product candidate may not be adequately diagnosed or identified with the diseases which we are targeting or may not meet the entry criteria for our studies.

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

Changes in regulatory requirements or guidance or unanticipated events during our clinical trials may result in the need for us to amend clinical trial protocols. Amendments may require review and approval by regulators and/or IRBs, and re-consent subjects, which may adversely affect the cost, timing or successful completion of a clinical trial. Even if we re-initiate the ARMOR Study, if we experience delays in the completion of, or if we terminate, any of the ARMOR Study or any other clinical trials, this could have a material adverse effect on our business, liquidity, operating results and financial condition and may force us to cease operations. See also “Item 3. Key Information—Risk Factors—Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements - We are developing Aramchol for the treatment of NASH, an indication for which there are currently no approved products, and there is significant uncertainty regarding the regulatory approval process. This makes it difficult to predict the timing and costs of the clinical development of Aramchol for the treatment of NASH.”

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

Delays in regulatory approval, limitations in regulatory approval and withdrawals of regulatory approval may have a material adverse effect on us. If we experience significant delays in testing or receiving approvals or sign-offs to conduct clinical trials, Aramchol or any other product candidate development costs will increase and our ability to out-license our product candidates may be impeded.

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

We expect the healthcare industry to face increased limitations on coverage of and reimbursement, rebates and other payments as a result of healthcare reform, which could adversely affect third-party coverage of Aramchol, Amilo-5MER or any other product candidate and how much or under what circumstances healthcare providers will prescribe or administer Aramchol, Amilo-5MER or any other product candidate.

In both the United States and other countries, sales of Aramchol Amilo-5MER or any other product candidate will depend in part upon coverage of the product and the availability of reimbursement from third party payors, including governmental authorities, managed care organizations and other private health insurers. Third-party payors are increasingly challenging the price and examining the coverage of products based on cost effectiveness of the medical products and services.

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

There have been judicial and congressional challenges to the Affordable Care Act. If successful in the challenges, many if not all of the provisions of the PPACA may no longer apply to prescription drugs. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how any future products are paid for and reimbursed by government and private payers our business could be adversely impacted. On December 14, 2018, a federal district court in Texas ruled that the PPACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, and the ruling has been stayed by the ruling judge, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision which was then appealed to the United States Supreme Court. The U.S. Supreme Court declined to hear the appeal on an expedited basis and so no decision is expected until sometime in 2021 before the end of the next Supreme Court’s current term in early 2021. We are not able to state with any certainty what will be the impact of this court decision on our business pending further court action and possible appeals. In November 2020, Joseph Biden was elected President and, in January 2021, the Democratic Party obtained control of the Senate. As a result of these electoral developments, it is unlikely that continued legislative efforts will be pursued to repeal PPACA. Instead, it is possible that executive and regulatory initiatives, as well as legislation will be pursued to enhance or reform PPACA. We are not able to state with certainty what the impact of potential legislation will be on our business.

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

Various states, such as California and Florida, have also taken steps to consider and enact laws or regulations that are intended to increase the visibility of the pricing of pharmaceutical products with the goal of reducing the prices at which pharmaceutical products are sold. On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022 that contains significant reforms affecting the pricing of drugs and biologics paid by Medicare. The new requirements establish a timeline for certain drugs to negotiate with the federal government a “maximum fair price” for certain selected drugs beginning in 2026. The numbers of drugs, as well as the selection criteria, is established for each year. Because these various actual and proposed legislative changes are intended to operate on a state-by-state level and the new national law, we cannot predict what the full effect of state legislative activities, and the IRA may be on our business in the future.

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

We are also exposed to the risk of employees, independent contractors, principal investigators, consultants, commercial partners or vendors engaging in fraud or other misconduct. Misconduct by employees, independent contractors, principal investigators, consultants, commercial partners and vendors could include intentional failures to comply with EU or UK regulations, to provide accurate information to the EMA, MHRA or EU Member States authorities or to comply with manufacturing or quality standards we have or will have established. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices such as promotion of products by medical practitioners. The EU Member States in which we operate have different statutory provisions regulating the cooperation of pharmaceutical companies with healthcare professionals. In addition to these statutory provisions, codes of conduct issued by business associations or other non-statutory standards may be applicable to our activities. Both statutory provisions and non-statutory codes or standards restrict payments or other benefits provided to healthcare professionals, and in case of non-compliance, may result in severe sanctions such as bans, administrative fines, criminal fines or even imprisonment. The advertising of medicinal products for human use in the EU is regulated by Title VIII of European Directive 2001/83/EC, as amended. These provisions have been implemented into the law of the EU member States. Such laws inter alia restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious and irreparable harm to our reputation.

This could also apply with respect to data privacy. In the EU (at that time including the United Kingdom), the EU Directive 95/46/EEC was replaced by the GDPR on May 25, 2018. The GDPR as an EU regulation does not have to be implemented into Member States’ national law, but applies directly in all Member States since May 25, 2018. It applies to companies with an establishment in the European Economic Area (EEA) and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor individuals located in the EEA. The GDPR implements more stringent operational requirements for controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities. The GDPR provides that EU Member States may continue to make their own further laws and regulations in relation to the processing of genetic, biometric or health data, which could result in continued or new differences between Member States, limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition. The GDPR continues to form part of law in the United Kingdom with some amendments following the United Kingdom’s exit from the European Union on 31 December 2020 (UK GDPR) although there is a risk of divergence in the future which may increase our overall data protection compliance cost. We are also subject to evolving and strict rules on the transfer of personal data out of the European Union and United Kingdom to the United States. Further prospective revision of the Directive on privacy and electronic communications (Directive 2002/58/EC, as amended), or ePrivacy Directive, and equivalent United Kingdom Legislation may affect our marketing communications.

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

Our competitors in the NASH field currently include companies with marketed products and/or advanced clinical programs. Our main competitors of Aramchol include, but are not limited to Novo Nordisk, Akero Therapeutics, Inc., Inc., Madrigal Pharmaceuticals Inc., and Viking Therapeutics among others. In March 2024, Madrigal Pharmaceuticals announced FDA approval of Rezdiffra (resmetirom) for the treatment of NASH with moderate to advanced liver fibrosis.  See also “Item 4. Information on the Company—Competition.” Moreover, several additional companies have reported the commencement of research projects and proof-of-concept trials related to our target indications, including those mentioned in the preceding sentence.

We operate in a competitive sector. Several companies are working on technologies, therapeutic targets or drug or biomarker candidates that aim to treat or diagnose the same diseases or identify the same patient population as our product candidates. While we believe that our drug candidates and diagnostic solutions, combined with our expertise and know-how, provide us with competitive advantages, we face potential competition from various sources, including pharmaceutical and biotechnology companies, as well as from academic institutions, governmental agencies and public and private research institutions. We anticipate that we will face intense and increasing competition as new drugs and therapies enter the market and advanced technologies become available. In some indications, off-label use of non-approved drugs can also be considered as competition.

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

We are subject to the requirements of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires companies subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its subsidiaries’ internal control over financial reporting. To comply with this statute, we must document and test our internal control procedures and our management and issue a report concerning our internal control over financial reporting. In addition, as long as we do not become an accelerated or large accelerated filer, we are exempt from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on our management’s assessment of our internal control over financial reporting until the date we are no longer a non-accelerated filer. We have an ongoing program to perform the system and process evaluation and testing necessary to continue to comply with these requirements. During the course of our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall.

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

If we do not adapt to or comply with new regulations, including the SEC’s newly adopted rules that require companies to provide expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our products, if approved for commercialization, which could have a material adverse effect on our reputation, business or financial condition.

Our business is subject to risks arising from epidemic diseases, such as the COVID-19 pandemic, which has impacted and could continue to impact our business.

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

If there is a resurgence of COVID-19 its spread may materially affect us economically. While the potential economic impact brought by, and the duration of, any future resurgence of the COVID-19 pandemic may be difficult to assess or predict, it has already caused, and could result in further, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our ordinary shares or other securities and such sales may be on unfavorable terms. To the extent that future waves of COVID-19 disrupt normal business operations, we may face operational challenges with our services, and we likely will have to adopt remote working and workplace protocols for employees in accordance with government requirements and other measures to minimize such impact, and we may, subject to our strategic review, experience disruptions that could impact our business, clinical trials, and supply chains.

The extent to which COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain COVID-19 or treat its impact. In particular, the extent to which any resurgence of the COVID-19 pandemic may impact our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence. The impact of any resurgence of the COVID-19 pandemic may also have the effect of heightening many of the other risks described in the “Risk Factors” section of this Annual Report on Form 20-F.

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

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding any resurgence of the COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

Since our initial public offering, the trading price of our ordinary shares has been volatile and is likely to continue to be volatile. In addition, the trading volume is and has been volatile and oftentimes relatively illiquid. The following factors, some of which are beyond our control, in addition to other risk factors described in this section, may have a significant impact on the market price and trading volume of our ordinary shares:

●	the outcome of our review of strategic alternatives;

●	delays in existing clinical trials;

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory or inconclusive results of clinical trials;

●	termination of clinical trials;

●	adverse events in our ongoing clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to our product candidates;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any product liability actions or intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the pharmaceutical industry in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our board of directors, management or other key personnel;

●	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of drugs we, our licensees or others develop;

●	success of research and development projects;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates, cash flow guidance, or recommendations by securities analysts;

●	developments by our licensees, if any;

●	future issuances of ordinary shares or other securities; and

●	natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

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

On September 19, 2023, we were notified by the Nasdaq Stock Market, LLC, or Nasdaq, that we were not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The notification provided that we had 180 calendar days, or until March 18, 2024, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the bid price of our ordinary shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. Since we did not regain compliance by March 18, 2024, we requested and received from The Nasdaq Capital Market an additional 180 calendar days or until September 16, 2024 to comply with the minimum bid price. If we fail to regain compliance during the second compliance period, then Nasdaq will notify us of its determination to delist our ordinary shares, at which point we will have an opportunity to appeal the delisting determination to a Hearings Panel. No assurance can be given that we will be able to regain compliance with the Rule. If we do not meet these or other continued listing requirements, our ordinary shares could be delisted. A delisting of our ordinary shares from Nasdaq could materially reduce the liquidity of our ordinary shares and result in a corresponding material reduction in the price of our ordinary shares. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities and strategic alternatives. No assurance can be given that we will be able to regain compliance with the Rule. If we do not meet these or other continued listing requirements, our ordinary shares could be delisted. Delisting of our ordinary shares from the Nasdaq Capital Market would cause us to pursue eligibility for trading on other markets or exchanges, or on the pink sheets. In such case, our shareholders’ ability to trade, or obtain quotations of the market value of, our ordinary shares would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. There can be no assurance that our ordinary shares, if delisted from the Nasdaq Capital Market in the future, would be listed on a national securities exchange, a national quotation service, the Over-The-Counter Markets or the pink sheets. Delisting from the Nasdaq Capital Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our ordinary shares, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. Additionally, the threat of delisting or a delisting of our ordinary shares from the Nasdaq Capital Market, could reduce the number of investors willing to hold or acquire our ordinary shares, thereby further restricting our ability to obtain equity financing, and it could reduce our ability to retain, attract and motivate our directors, officers and employees. In addition, as a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ordinary shares.

Our President and Chief Executive Officer beneficially owns approximately 5.6% of our outstanding ordinary shares, as of March 27, 2024. Therefore, our principal shareholders will be able to exert significant control over matters submitted to our shareholders for approval.

Our President and Chief Executive Officer currently beneficially owns approximately 5.6% of our outstanding ordinary shares as of March 27, 2024. Therefore, our President and Chief Executive Officer will be able to exert significant control over matters submitted to our shareholders for approval. As our President and Chief Executive Officer could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of our President and Chief Executive Officer may not always coincide with our interests or the interests of other shareholders. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning stock in companies with controlling shareholders.

Sales of a substantial number of our ordinary shares in the public market could cause our share price to fall.

Sales of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares. Sales of shares by our existing shareholders would likely result in the supply of our ordinary shares far exceeding the demand for our ordinary shares and could have a material adverse effect on the trading price of our ordinary shares.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average value of our assets is attributable to assets that are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based upon our review of our financial data, we believe that we were a PFIC for our 2023 taxable year and expect to be a PFIC for the 2024 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2024 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder (as defined below) owns ordinary shares, such U.S. Holder could face adverse U.S. federal income tax consequences. For example, such U.S. Holder could be subject to additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition of our shares, whether or not we continue to be characterized as a PFIC. Certain adverse consequences of PFIC status can be mitigated if a U.S. Holder makes a “mark -to -market” election or an election to treat us as a qualified electing fund, or QEF. Upon request, we expect to provide the information necessary for U.S. Holders to make “qualified electing fund elections” if we are classified as a PFIC. There is no assurance, however, that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. Holders to make a QEF election Each investor is urged to consult its tax advisor with respect to the application of the PFIC rules. See also “Item 10. Additional Information—E. Taxation— Certain Material U.S. Federal Income Tax Considerations.”

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

While inflation in the United States and global markets had been relatively low in recent years, during 2021, 2022 and 2023, the economy in the United States and global markets encountered a material increase in the level of inflation. The impact of COVID-19, geopolitical developments such as the Russia-Ukraine conflict and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding any resurgence of the COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

Risks Related to Israeli Law and Our Operations in Israel

Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive office is located in Ramat Gan, Israel. In addition, certain of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon).

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen, as described below). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. While none of our employees in Israel have been called to active military duty, we rely on service providers located in Israel and have entered into certain agreements with Israeli counterparties. Employees of such service providers or contractual counterparties may be called for service in the current or future wars or other armed conflicts with Hamas as well as the other pending or future armed conflicts in which Israel is or may become engaged, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which disruption may materially and adversely affect our business and results of operations.

While our executive offices are located in Ramat Gan, Israel, which is not near Israel’s borders where the main hostilities are currently taking place and none of our employees have been called into military reserve duty, to help mitigate the effects of Israel’s war with Hamas, we have taken several measures, including work-from-home measures and have a business continuity plan. Nevertheless, we experienced disruptions to our work and over the past few weeks have been returning to full activity together with our local vendors and consultants. As a result, in November 2023, we determined that the commencement of our Phase 2 PSC study was to be delayed by seven to nine months. We expect to commence our Phase 2 PSC study following the end of such period.

Further disruptions that could severely impact our business, clinical trials, and supply chains, include:

●	limitations on employee resources that would otherwise be focused on the conduct of our business including because of military reserve duty call-ups in the future that impact our employees and the affect the current war between Israel and Hamas on the productivity of our employees and external partners;

●	delays in necessary interactions with vendors, local regulators, and other important agencies and contractors due to limitations in employee resources; and

●	impacts from prolonged remote work arrangements, such as increased cybersecurity risks and strains on our business continuity plans.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on the Company’s business and operations, on Israel’s economy in general, on the trading price of shares of our ordinary shares and could impact our ability to raise additional capital on a timely basis or at all. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing that may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), which may have a material adverse effect on the Company and its ability to effectively conduct its operations. The impact of the current war between Israel and Hamas may also have the effect of heightening many of the other risks described in this section and in the “Risk Factors” section of our 2022 Annual Report.

In addition, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. In addition, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services. In addition, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel in December 2023, making allegations of genocide amid and in connection with the war in Gaza, and ordered Israel, among other things, to take measures to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to civilians in Gaza. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ decision. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as the ICJ rulings and future rulings and orders of other tribunals against Israel (if handed), may materially and adversely impact our business, clinical trials, and supply chains.

Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen has launched attacks on Israeli-controlled or owned ships in the Red Sea, resulting in shipping companies rerouting their cargo ships or ceasing shipments to Israel in the case of the latter. The hostilities with Hamas, Hezbollah, the Houthi movement and other terrorist organizations, include and may include terror, missile and drone attacks. In the event that our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to deliver or provide products and services in a timely manner to meet our contractual obligations towards customers and vendors could be materially and adversely affected. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business and could make it more difficult for us to raise capital. Our insurance policies do not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets and other changes in macroeconomic conditions. To date, these initiatives have been substantially put on hold. If such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel currencies may negatively affect our earnings.

Our functional currency is the U.S. dollar. We incur expenses in U.S. dollars and New Israeli Shekels, or NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if either the NIS devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the U.S. dollar cost of our operations in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2023 was $1.00 = NIS 3.62. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation, if any, of the NIS against the U.S. dollar. As of the date hereof, the inflation rate in Israel has exceeded the rate of devaluation of the NIS, respectively, during the calendar years 2021, 2022 or 2023.

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

On February 2, 2014, we underwent the Reorganization, pursuant to which all of our intangible assets (including our intellectual property) were transferred from GIL to Galmed Research and Development Ltd., or GRD. The Reorganization was effectuated by share transfers and asset transfers, resulting in the Company as the parent company and 100% equity-owner of the following companies: (1) GRD, which holds all the Group’s intellectual property, including the Company’s patent portfolio; (2) GIL, which is an inactive company; and (3) GTTI, which was liquidated in 2017. GIL held GMR, which became an inactive company in 2015 and was liquidated in February 2019. The Reorganization was conducted in order to simplify our capital structure, reduce our operating cost and to improve our ability to raise funds. Immediately prior to the Reorganization, all our shareholders collectively held 9,739 ordinary shares of GHI. In connection with the Reorganization, and in accordance with the Tax Pre-Ruling, we issued to all such shareholders ordinary shares, such that upon the Reorganization all our shareholders collectively held 7,099,731 of our ordinary shares, in the same proportion among all shareholders, which reflected a ratio of 729 of our ordinary shares for each ordinary share of GHI. In July 2023, GRD established a new wholly-owned subsidiary incorporated under the laws of England and Wales called Galmed Therapeutics UK Limited, or Galmed UK.

The following is a diagram of our corporate structure (following GTTI’s liquidation and the incorporation of Galmed UK):

Galmed Pharmaceuticals Ltd. (Israel)
Galmed Research and Development LTD. (Israel)
Galmed International Limited (Malta)
Galmed Therapeutics LTD. (Israel)
Galmed Therapeutics UK Limited (England & Wales)

On March 18, 2014, we completed our initial public offering and since then have been listed on the Nasdaq Capital Market under the symbol “GLMD”.

Our principal executive offices and registered office in Israel is located at 16 Abba Hillel Road, Ramat Gan, Israel 5250608 and our telephone number is +972-3-693-8448. Our lease at our prior principal executive offices expired on March 21, 2024. We did not extend the lease and are currently headquartered in Ramat Gan, Israel while we are in the process of searching for a new permanent location for our principal executive offices. Our website address is http://www.galmedpharma.com. The information contained on, or that can be accessed through, our website is neither a part of nor incorporated into this annual report. We have included our website address in this annual report solely as an inactive textual reference. Puglisi & Associates, or Puglisi, serves as our authorized representative in the United States for certain limited matters. Puglisi’s address is 850 Library Avenue, Newark, Delaware 19711.

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

B. Business Overview

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver disease and are currently developing Aramchol for PSC and exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of liver disease. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

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

In September 2019, we initiated our Phase 3 ARMOR Study to evaluate the efficacy and safety of Aramchol in subjects with NASH and fibrosis. The ARMOR Study was originally comprised of two parts, a randomized, double-blind, placebo-controlled histology-based registrational part and a clinically based part where subjects will continue with the same treatment for approximately five years. In December 2020, we announced the addition of a 150-patient open label part to the ARMOR Study and suspended randomization of new patients into the double-blind, placebo-controlled histology-based registrational part of ARMOR as all enrolled patients were transitioned to the open label part.

In May 2022, we announced our plan to expand into new anti-fibrotic indications to maximize the potential of Aramchol while at the same time discontinuing the open label part of its ARMOR Study having reached its objectives. Simultaneously, we initiated a cost reduction plan and initiated a process to evaluate our strategic alternatives. Following the discontinuation of our open label part of the ARMOR Study, we do not currently expect to initiate the second part of the ARMOR Study in the near term.

In May 2023, we announced the initiation of a new clinical program to evaluate Aramchol meglumine for the treatment of PSC, a rare disease for which there is no approved treatment. We initially planned to initiate a Phase 2a study in the last quarter of 2023 however as a result of Hamas-Israel war, we currently estimate a delay of ~7-9 months in the initiation of the study.

The randomized, double-blind, proof-of-concept clinical study (NCT06095986) will evaluate the effects of 48 weeks of treatment with Aramchol meglumine vs. placebo in approximately 24 patients with PSC. The study’s endpoints will include the conventional relevant laboratory parameters (alkaline phosphatase and bilirubin), sophisticated imaging including liver stiffness using MR Elastography (MRE), imaging of the biliary tract using MR cholangiopancreatography, or MRCP, and hepatocyte-specific contrast agents, histological fibrosis and molecular assessment as well as a range of biomarkers of disease activity and fibrosis. These endpoints are expected to provide a robust assessment of the underlying disease and the effects of Aramchol.

While PSC is more common in men, especially in Northern European heritage, and is often diagnosed between ages 30-40, we currently estimate that the number of patients to be around 60,000, or 1 per 10,000, consisting of around 33,5000 patients in the United States and 32,500 patients collectively in France, Germany, Italy, Spain and the United Kingdom. In the preclinical stage, PSC likely involves ulcerative colitis (UC) leading to biliary inflammation. As biliary fibrosis progresses to cirrhosis, it is coupled with complications and competing risks, while about 50% of patients with PSC report clinical symptoms. While there are currently no approved drugs for the treatment of PSC, there is a potential to gain orphan drug status.

We initially planned to initiate a Phase 2 study in the last quarter of 2023 to evaluate Aramchol meglumine for the treatment of PSC. This study will be followed by a Phase 2b or a phase 2/3 confirmatory adaptive design trial. As a result of the outbreak of the Hamas-Israel war, in November 2023, we determined that there would be a delay of seven to nine months in the initiation of the Phase 2 PSC study. We expect to commence our Phase 2 PSC study following the end of such period. As PSC is a fibro-obliterative cholangiopathy where the disease progression is predominantly determined by biliary fibrosis, Aramchol meglumine has been shown to downregulate Stearoyl-CoA desaturase 1 (SCD1), a key liver enzyme involved in lipid metabolism, attenuate fibrogenesis by hepatic stellate cells (HSCs). Aramchol meglumine may have direct effects on cholangiocytes to reduce the production of fibrogenic and inflammatory signals that activate HSCs suggesting that Aramchol meglumine may be beneficial in treating PSC.

In addition, in May 2023, we entered into a definitive agreement, or the OnKai Agreement, for a $1.5 million equity investment in OnKai, a US-based technology company developing an AI-based platform to advance healthcare for underserved populations across the United States by facilitating alignment between healthcare stakeholders. The signing of the definitive agreement followed an announcement that we made in January 2023 that we had entered into a non-binding termsheet for an equity investment in OnKai. The OnKai Agreement provided that we will invest $1.5 million in exchange for series seed preferred shares of OnKai (which is in addition to a $1.5 million investment that was made by us in OnKai through a Simple Agreement for Future Equity, or SAFE, and which converted at a 15% discount into series seed preferred shares upon consummation of the Investment Round (as defined below)). Our investment in OnKai was part of an approximately $6 million investment round, or the Investment Round, with other investors that was led by us of which SAFE notes of approximately $3.8 million were converted into preferred shares. On June 19, 2023, the Investment Round closed. Following the Investment Round, we hold approximately 23.9% of the outstanding share capital of OnKai on an as-converted and fully diluted basis and our Chief Executive Officer and director, Allen Baharaff serves as a board member of OnKai. In connection with the OnKai Agreement, our wholly-owned subsidiary, Galmed Research and Development Ltd., or GRD, entered into a services agreement, or the OnKai Services Agreement, with OnKai. The OnKai Services Agreement provides that GRD shall on a non-exclusive basis (i) provide support services to OnKai relating to finance, business development, strategic planning, execution and others; and (ii) lend its experience to OnKai in building a strategy and for the development of treatments for the underserved and that OnKai shall on a non-exclusive basis (i) take part in plan preparation to serve GDR’s vision of developing drugs for the underserved population and (ii) when relevant, design a process on the clinical trial dashboard that could potentially serve GDR’s future trial. See “Item 4. Information on the Company— Strategic Collaborations, Research Arrangements and other Agreements—Onkai.” In July 2023, we announced that OnKai will apply its artificial intelligence models for enrollment and execution of clinical trials in underserved communities, starting with our PSC clinical program.

While we previously announced that we were no longer evaluating our strategic alternatives following the initiation of our PSC clinical program and our investment and collaboration with Onkai, we have recently reinitiated the process of evaluating our strategic options alternatives and our structuring to best optimize our resources to enhance shareholder value and achieve our goals. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements—Our activities to evaluate and pursue strategic alternatives may not be successful” for additional information.

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

In addition, we have conducted carcinogenicity studies to identify whether Aramchol has any tumorigenic potential upon long-term administration in support of any future NDAs or MAAs. Under FDA guidance, we are required to perform two studies, one in rats and the other in mice. The carcinogenicity study in rats is a two-year study which was initiated in February 2020 and finalized during 2022. There were no significant adverse findings reported over the course of the study.

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

In May 2023, we announced the initiation of a new clinical program to evaluate Aramchol meglumine for the treatment of PSC, a rare disease for which there is no approved treatment. We initially planned to initiate a Phase 2a study in the last quarter of 2023 however as a result of Hamas-Israel war, we currently estimate a delay of ~7-9 months in the initiation of the study. While PSC is more common in men, especially in Northern European heritage, and is often diagnosed between ages 30-40, we currently estimate that the number of patients to be around 60,000, or 1 per 10,000, consisting of around 33,5000 patients in the United States and 32,500 patients collectively in France, Germany, Italy, Spain and the United Kingdom. In the preclinical stage, PSC likely involves ulcerative colitis (UC) leading to biliary inflammation. As biliary fibrosis progresses to cirrhosis, it is coupled with complications and competing risks, while about 50% of patients with PSC report clinical symptoms. While there are currently no approved drugs for the treatment of PSC, there is a potential to gain orphan drug status.

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

Onkai

In May 2023, we entered into the OnKai Agreement for a $1.5 million equity investment in OnKai, a US-based technology company developing an AI-based platform to advance healthcare for underserved populations across the United States by facilitating alignment between healthcare stakeholders. The signing of the definitive agreement followed an announcement that we made in January 2023 that we had entered into a non-binding termsheet for an equity investment in OnKai. The OnKai Agreement provided that we will invest $1.5 million in exchange for series seed preferred shares of OnKai (which is in addition to a $1.5 million investment that was made by us in OnKai through a SAFE and which converted at a 15% discount into series seed preferred shares upon consummation of the Investment Round). Our investment in OnKai was part of an approximately $6.0 million Investment Round with other investors that was led by us of which SAFE notes of approximately $3.8 million were converted into preferred shares. On June 19, 2023, the Investment Round closed. Following the Investment Round, we hold approximately 23.9% of the outstanding share capital of OnKai on an as-converted and fully and our Chief Executive Officer and director, Allen Baharaff serves as a board member of OnKai. In connection with the OnKai Agreement, our wholly-owned subsidiary, GRD entered into the OnKai Services Agreement with OnKai. The OnKai Services Agreement provides that GRD shall on a non-exclusive basis (i) provide support services to OnKai relating to finance, business development, strategic planning, execution and others; and (ii) lend its experience to OnKai in building a strategy and for the development of treatments for the underserved and that OnKai shall on a non-exclusive basis (i) take part in plan preparation to serve GDR’s vision of developing drugs for the underserved population and (ii) when relevant, design a process on the clinical trial dashboard that could potentially serve GDR’s future trial. In July 2023, we announced that OnKai will apply its artificial intelligence models for enrollment and execution of clinical trials in underserved communities, starting with our PSC clinical program.

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

We operate in a competitive sector. Several companies are working on technologies, therapeutic targets or drug or biomarker candidates that aim to treat or diagnose the same diseases or identify the same patient population as our product candidates. While we believe that our drug candidates and diagnostic solutions, combined with our expertise and know-how, provide us with competitive advantages, we face potential competition from various sources, including pharmaceutical and biotechnology companies, as well as from academic institutions, governmental agencies and public and private research institutions. We anticipate that we will face intense and increasing competition as new drugs and therapies enter the market and advanced technologies become available. In some indications, off-label use of non-approved drugs can also be considered as competition.

Companies, including Inventiva Pharma, Cirius Therapeutics and Novo Nordisk A/S, have molecules currently in Phase 3 clinical development. Additionally, there are a host of other potential competitors in earlier stages of clinical development relative to us for the treatment of NASH. Eli Lilly and Company, Pfizer, Novartis, Bristol-Myers Squibb, Novo Nordisk A/S, Merck, Viking Therapeutics, Inc., Metacrine, Inc., Poxel SA, Can-Fite BioPharma, 89bio, Inc., Sagimet Biosciences Inc. Terns, Inc., AstraZeneca and Hepanova Inc. and others.

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

In March 2024, Madrigal announced FDA approval of Rezdiffra (resmetirom) for the treatment of NASH with moderate to advanced liver fibrosis.

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

We have granted patents and pending patent applications in various jurisdictions relating to (1) the composition of matter of Aramchol meglumine as well as a wide range of other salts, or the CoM Patent; (2) a method for treating/inhibiting hepatic fibrosis and non-hepatic fibrosis associated or non-associated with NASH or NAFLD, or the Hepatic Fibrosis Patent; and (3) a method of treating dysbiosis, or the Dysbiosis Patent. In addition, we have pending patent applications for Aramchol meglumine and other salts, including a granted U.S. patent for low dose composition of Aramchol (US 10,849,911 B2) and other salts. We have been allowed or granted patents for Aramchol and other salts which includes claims for the treatment of fatty liver in Europe and certain other countries. The CoM Patent application was granted in the United States, Brazil and India. The CoM Patent that was granted in the United States and the expected term is December2034,. The Hepatic Fibrosis Patent has been granted in United States (US 11,197,870 B2), Europe, Japan, Canada and in Israel and has an expected term in each jurisdiction of 2037. The Dysbiosis Patent was granted in U.S., Israel and Mexico and has an expected term in US of 2038 and of 2037 in Israel and Mexico; and was allowed in Brazil. In addition, patent applications were granted in Israel relating to Aramchol use in hepatic fibrosis treatment, optionally associated with NAFLD and NASH ; and in Mexico relating to Aramchol use to treat pulmonary fibrosis. Also, a patent was granted in Mexico and Europe relating to Aramchol use for inhibition of fibrosis in NAFLD patients (having fibrosis score of zero (0)). We also have granted patentsfor combination therapy for the treatment of liver disease in Canada, Europe, and Mexico.

We have an exclusive license to a US granted patent directed to Amilo-5MER and anti-inflammatory compositions thereof On 2023 our collaborator, YISSUM RESEARCH DEVELOPMENT COMPANY OF THE HEBREW UNIVERSITY OF JERUSALEM LTD was granted a new patent (US 11,560, 417 B2, a division of US 10,611,819 B2) for using the 5MER for the treatment of inflammatory diseases which has an expected term until 2035.

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

All patents in this family are expired (term ended).

A patent family directed to topical uses of FABAC compounds (anti-acne) was granted in Europe and maintained in Germany, France, Italy, the Netherlands and the United Kingdom. Expected term is 2033.

A patent family discloses and claims second generation FABAC salt compounds include Aramchol meglumine. This patent family includes Granted U.S., Brazil, India, Europe (maintained in Albania, Austria, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, Greece, Hungary, Iceland, Italy, Latvia, Lithuania, Macedonia, Malta, Norway, Poland, Portugal, Romania, San Marino, Serbia, Slovakia, Slovenia, Spain, Sweden, The Netherlands, Turkey, Belgium, France, Germany, Ireland, Luxembourg, Malta, Monaco, Switzerland and United Kingdom), China, Hong Kong, Macau, Canada, Israel, Korea, Japan, and Australia patents. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the expected term for this patent family is December 2034.

A patent family having one U.S. patent application, discloses and claims compositions comprising low doses of the second generation FABAC compounds Aramchol meglumine and other salts which was granted by the USPTO. When the appropriate maintenance, renewal, annuity or other governmental fees are paid, the expected term for this patent family is December2034.

A family is directed to treatment for modulating gut microbiota and/or dysbiosis using Aramchol. This patent family includes a granted patents in Israel, U.S. and in Mexico; and pending foreign patent applications in Brazil, Canada, China, Europe, Hong Kong and Japan. Expected term for this patent family is 2037,expect for U.S. where the term is 2038.

A patent family and eighth family are directed to uses of Aramchol and Aramchol meglumine for treating and inhibiting fibrosis. The families have pending patent applications in in Australia, Brazil, Canada, China, Europe, Hong-Kong, Israel, Japan, Korea, Mexico and US. It was granted in Canada, Europe, Japan and Mexico; and the treatment of pulmonary fibrosis was granted in Mexico and Japan (also dermal fibrosis in Japan). Expected term of this patent family is 2037. Additionally, a U.S. patent application directed to a method for treating hepatic fibrosis non-associated with non-alcoholic fatty acid liver disease – was granted, and the expected term is 2037. In addition, a US applications have been filed and claims the treatment pulmonary, kidney, dermal, gastro intestinal and heart fibrosis by Aramchol. The improved bio-availability of Aramchol is supported by the pharmacological model based on the preclinical and the ARREST data. Also, treatment and inhibition of fibrosis by a regimen of 300 mg of Aramchol twice daily is pending in: Australia and China and granted in Israel. Expected term of this patent family is 2039.

A patent family is directed to a combination therapy of aramchol and MGL3196 for treating fatty liver disease; and has a PCT application which entered National Phase in: Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan, Korea, Mexico and U.S. It was granted in Canada, Europe and Mexico. Expected term for this patent family is 2039.

Patent Portfolio for Amilo-5MER

The patent portfolio for Amilo-5MER contains two patent families including pending patent applications and granted patents directed to composition of matter and methods of use.

A t patent family is directed to Amilo-5MER and anti-inflammatory compositions thereof. Galmed Research and Development Ltd. has an exclusive license to the U.S. granted patent within this family, and the expected term of this U.S. patent is 2035. Galmed Research and Development Ltd. has also exclusive licenses to the corresponding granted patents in Europe, Australia, Japan, China and India. The corresponding applications in Brazil, Korea and Canada are pending. The non-US expected patent term is 2035. A divisional application claiming the use of Amilo-5MER for the treatment of inflammatory diseases was granted in 2023.

A patent family is directed to peptides for treating acute respiratory distress syndrome. This family includes a pending PCT international patent application. Galmed Research and Development Ltd. is a co-applicant in this PCT application with Yissum. The expected patent term for this patent family is 2041.

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

A medicinal product may only be placed on the market in the European Economic Area, or the EEA, composed of the 27 EU member states of the EU, plus Norway, Iceland and Lichtenstein, when a marketing authorization has been issued by the competent authority of the respective member state pursuant to member states’ law based on Directive 2001/83/EC, as amended, or an authorization has been granted under the centralized procedure in accordance with Regulation (EC) No. 726/2004, as amended, or its predecessor, Regulation 2309/93. There are essentially three community procedures created under prevailing European pharmaceutical legislation that, if successfully completed, allow an applicant to place a medicinal product on the market in the respective EU or EEA member states.

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

Centralized Procedure

Regulation 726/2004/EC, as amended, governs the centralized procedure when a marketing authorization is granted by the European Commission, acting in its capacity as the European Licensing Authority on the advice of the EMA. That authorization is valid throughout the entire community and directly or (as to Norway, Iceland and Liechtenstein) indirectly allows the applicant to place the product on the market in all member states of the EEA. The EMA is the administrative body responsible for coordinating the existing scientific resources available in the member states for evaluation, supervision and pharmacovigilance of medicinal products. Certain medicinal products, as described in the Annex to Regulation 726/2004, must be authorized centrally. These are products that are developed by means of certain biotechnological processes in accordance with Paragraph 1 to the Annex to the Regulation. Medicinal products for human use containing a new active substance that, on the date of effectiveness of the Regulation, was not authorized in the European Union, and for which the therapeutic indication is the treatment of acquired immune deficiency syndrome, or AIDS, cancer, neurodegenerative disorder or diabetes, autoimmune diseases and other immune dysfunctions and viral diseases must also be authorized centrally. Finally, all medicinal products that are designated as orphan medicinal products pursuant to Regulation 141/2000 and Advanced Therapy Medicinal Products (ATMP) according to Reg. (EC) No. 1394/2007 and medicinal products for veterinary use that are used primarily as performance enhancers must be authorized under the centralized procedure. An applicant may also opt for assessment through the centralized procedure if the medicinal product contains a new active substance which was not authorized in the EU when Reg. (EC) No. 726/2004 entered into force, or if the applicant can show that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization centrally is in the interests of patients or animal health at the community level. For each application submitted to the EMA for scientific assessment, the EMA is required to ensure that the opinion of the Committee for Medicinal Products for Human Use, or CHMP, is given within 210 days after receipt of a valid application. This 210 days period does not include the time that the applicant needs to answer any questions raised during the application procedure, the so-called ‘clock stop’ period. If the opinion is positive, the EMA is required to send the opinion to the European Commission, which is responsible for preparing the draft decision granting a marketing authorization. This draft decision may differ from the CHMP opinion, stating reasons for diverging from the CHMP opinion. The draft decision is sent to the applicant and the member states, after which the European Commission takes a final decision. If the initial opinion of the CHMP is negative, the applicant is afforded an opportunity to seek a re-examination of the opinion. In that case, the applicant may, within 15 days after receipt of the opinion, give written notice to EMA that he wishes to request a re-examination of the opinion. The applicant is then required to forward the detailed grounds for request within 60 days after receipt of the opinion. The CHMP is required to re-examine its opinion within 60 days following receipt of the request by the applicant. All CHMP refusals and the reasons for refusal are made public on the EMA website. Without a centralized marketing authorization it is prohibited to place a medicinal product that must be authorized centrally on the market in the EU. Once a centralized marketing authorization has been granted by the European Commission, it is valid in all EEA States for 5 years on a renewable basis.

Mutual Recognition and Decentralized Procedures

With the exception of products that are authorized centrally, the competent authorities of the member states are responsible for granting marketing authorizations for medicinal products placed on their national markets. If the applicant for a marketing authorization intends to market the same medicinal product in more than one member state, the applicant may seek an authorization progressively in the community under the mutual recognition or decentralized procedure. Mutual recognition procedure, or MRP is used if the medicinal product has already been authorized in a member state. In this case, the holder of this marketing authorization requests the member state where the authorization has been granted to act as reference member state by preparing an assessment report on the product or, if necessary, to update any existing assessment report that is then used to facilitate mutual recognition of the existing authorization in the other member states in which approval is sought (the so-called concerned member state(s)). The reference member state must prepare an updated assessment report within 90 days of receipt of a valid application. This report together with the approved Summary of Product Characteristics, the SmPC (which sets out the conditions of use of the product), and a labeling and package leaflet are sent to the concerned member states for their consideration. The concerned member states are required to approve the assessment report, the SmPC and the labeling and package leaflet within 90 days of receipt of these documents. The reference member state shall record the agreement of all parties, close the procedure and inform the applicant accordingly. Each member state in which an application has been submitted shall adopt a decision in conformity with the approved documents, within 30 days after acknowledgement of the agreement. In most cases, the total procedural time of the MRP is 180 days.

The decentralized procedure, or DCP, is used in cases where the medicinal product has not received a marketing authorization in the EU at the time of application. The applicant requests a member state of its choice to act as reference member state to prepare an assessment report that is then used to facilitate agreement with the concerned member states and the grant of a national marketing authorization in all of these member states. In this procedure, the reference member state must prepare, for consideration by the concerned member states, the draft assessment report, a draft SmPC and a draft of the labeling and package leaflet within 120 days after receipt of a valid application. As in the case of mutual recognition, the concerned member states are required to approve these documents within 90 days of their receipt. The reference member state shall record the agreement of all parties, close the procedure and inform the applicant accordingly. Each member state in which an application has been submitted shall adopt a decision in conformity with the approved documents, within 30 days after acknowledgement of the agreement. In most cases the total time of the DCP will be 210 days

For both MRP and DCP, if a concerned member state objects to the grant of a marketing authorization on the grounds of a potential serious risk to public health, it shall give a detailed exposition of the reasons for its position to with the reference member state. The points of disagreement are in the first instance referred to the Co-ordination Group on MRP and DCP to reach an agreement within 60 days of the communication of the points of disagreement. If member states fail to reach an agreement, the reference Member State shall record the agreement, close the procedure and inform the applicant accordingly. If the member states fail to reach an agreement within the 60-day period, then the matter is referred to the EMA and CHMP for arbitration. The CHMP is required to deliver a reasoned opinion within 60 days of the date on which the matter is referred. The scientific opinion adopted by the CHMP forms the basis for a binding European Commission decision.

Irrespective of whether the medicinal product is assessed centrally, de-centrally or through a process of mutual recognition, the medicinal product must be manufactured in accordance with the principles of GMP for human use as set out in Directive 2001/83/EC and 2017/1572/EU and Delegated Regulation 2017/1569 that have replaced Directive 2003/94/EC.

Directive 2017/1572/EU and Volume 4 of the rules governing medicinal products in the European Union govern GMP in the EU. Moreover, EU law requires the clinical results in support of clinical safety and efficacy based upon clinical trials conducted in the EU to be in compliance with the requirements of Regulation (EU) 536/2014 on clinical trials with medicinal products for human use and Implementing Regulation 556/2017 on GCP-inspections which implement good clinical practice in the conduct of clinical trials on medicinal products for human use. Clinical trials conducted outside the European community and used to support applications for marketing within the EU must have been conducted in a way consistent with the principles set out in Regulation (EU) 536/2017. The conduct of a clinical trial in the EU requires, pursuant to Regulation (E) 536/2017, authorization by the relevant national competent authority where a trial takes place, and subject to the relevant national law, an ethics committee to have issued a favorable opinion in relation to the arrangements for the trial. It also requires that the sponsor of the trial, or a person authorized to act on his behalf in relation to the trial, be established in the community. In comparison to the former regime, Regulation (EU) 536/2014 further harmonizes EU law on clinical trials and to some extent facilitates clinical trials conducted in more than one EU Member State. Under Regulation (EU) 536/2014, trial sponsors submit their application for trial approval via an EU Portal, Clinical Trials Information System (CTIS). The approvals will still have to be granted by the competent authorities of the EU Member States where a trial takes place, however, the procedure for approval is conducted in a coordinated manner among the concerned EU Member States as provided under Regulation (EU) 536/2014. While the process for the application and granting of the approvals was streamlined, it is still a complex process that can significantly delay the start of a multinational clinical trial.

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

There are various types of applications for marketing authorizations:

●	Full Applications. A full application is one that is made under any of the community procedures described above and that “stands alone” in the sense that it contains all of the particulars and information required by Article 8(3) of Directive 2001/83 (as amended) to allow the competent authority to assess the quality, safety and efficacy of the product and in particular the balance between benefit and risk. Article 8(3)(i) in particular refers to the need to present the results of the applicant’s research on (i) pharmaceutical (physical-chemical, biological or microbiological) tests, (ii) pre-clinical (toxicological and pharmacological) studies and (iii) clinical trials in humans. The nature of these tests, studies and trials is explained in more detail in Annex I to Directive 2001/83/EC. Full applications would be required for products containing new active substances not previously approved by the competent authority, but may also be made for other products.

●	Abridged Applications. Article 10 of Directive 2001/83/EC contains exemptions from the requirement that the applicant has to provide the results of its own pre-clinical and clinical research. There are three regulatory routes for an applicant to seek an exemption from providing such results, namely (i) cross-referral to an innovator’s results without consent of the innovator, (ii) well established use according to published literature and (iii) consent to refer to an existing dossier of research results filed by a previous applicant.

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

Applications in respect of a generic medicinal product cannot be made before the expiry of the protection period. Where the reference product was granted a national marketing authorization pursuant to an application made before October 30, 2005, the protection period is either six years or 10 years, depending upon the election of the particular member state concerned. Where the reference product was granted a marketing authorization centrally, pursuant to an application made before November 20, 2005, the protection period is 10 years. For applications made after these dates, Regulation 726/2004 and amendments to Directive 2001/83/EC provide for a harmonized protection period regardless of the approval route utilized. The harmonized protection period is in total 10 years, including eight years of research data protection and two years of marketing protection. The effect is that the originator’s results can be the subject of a cross-referral application after eight years, but any resulting authorization cannot be exploited for a further two years. The rationale of this procedure is that the relevant particulars can, if the research data protection period has expired, be found on the originator’s file and used for assessment of the generic medicinal product. The 10-year protection period can be extended to 11 years where, in the first eight years post-authorization, the holder of the authorization obtains approval for a new therapeutic indication assessed as offering a significant clinical benefit in comparison with existing therapies.

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

Post-authorization Obligations

In the pre-authorization phase, the applicant must provide a detailed pharmacovigilance plan that it intends to implement post- authorization. An authorization to market a medicinal product in the EU carries with it an obligation to comply with many post- authorization organizational and behavioral regulations relating to the marketing and other activities of authorization holders. These include requirements relating to post-authorization efficacy studies, post-authorization safety studies, adverse event reporting and other pharmacovigilance requirements, advertising, packaging and labeling, patient package leaflets, distribution and wholesale dealing. The regulations frequently operate within a criminal law framework and failure to comply with the requirements may not only affect the authorization, but also can lead to financial and other sanctions levied on the company in question and responsible officers. EU pharmacovigilance legislation has been significantly modified by the Pharmacovigilance Directive, Dir. 2010/84/EC which amended the legal framework of pharmacovigilance for medicines marketed within the EU provided in Regulation (EC) No 726/2004 with respect to EU authorized medicinal products and in Directive 2001/83/EC with respect to nationally authorized medicinal products (including those authorized through the mutual recognition and decentralized systems). In addition, Commission Implementing Regulation (EU) No 520/2012 outlines the practical details to be respected by marketing authorization holders, national competent authorities and the EMA, Regulation (EU) No 1027/2012 and Directive 2012/26/EU which further amended the pharmacovigilance legislation to further strengthen the protection of patient health by allowing prompt notification and assessment of safety issues and Commission Delegated Regulation (EU) No 357/2014 on post-authorization efficacy studies specifies the situations in which such studies may be required. Furthermore, EU good pharmacovigilance practice (GVP) rules apply. With these pharmacovigilance requirements, the financial and organizational burden on market authorization holders is significant, such as the obligation to maintain a pharmacovigilance system master file that applies to all holders of marketing authorizations granted in accordance with Directive 2001/83/EC, as amended, or Regulation (EC) No 726/2004, as amended. Marketing authorization holders must furthermore collect data on adverse events associated with use of the authorized product outside the scope of the authorization. Pharmacovigilance for biological products and medicines with a new active substance is even stricter, as their authorization is subject to additional monitoring activities.

Any authorization granted by member state authorities, which within three years of its granting is not followed by the actual placing on the market of the authorized product in the authorizing member state, ceases to be valid (Art. 24 (4) Directive 2001/83/EC). When an authorized product previously placed on the market in the authorizing member state is no longer actually present on the market for a period of three consecutive years, the authorization for that product shall cease to be valid (Art. 24 (5) Directive 2001/83/EC). The same two three-year periods apply to authorizations granted by the European Commission based on the centralized procedure (Art. 14 (4) and (5) Regulation (EC) 726/2004).

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

C. Organizational Structure

See “Item 4. Information on the Company—Historical Background and Corporate Structure” above.

D. Description of Property and Facilities

Our principal executive offices and registered office in Israel is located at 16 Abba Hillel Road, Ramat Gan, Israel 5250608 and our telephone number is +972-3-693-8448. Our lease at our prior principal executive offices expired on March 21, 2024. We did not extend the lease and are currently headquartered in Ramat Gan, Israel while we are in the process of searching for a new permanent location for our principal executive offices.

ITEM 4A. Unresolved Staff Comments.

None.

ITEM 5. Operating and Financial Review and Prospects.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear elsewhere in this annual report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Our discussion and analysis for the year ended December 31, 2022 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 29, 2023 (File No. 001-36345).

Overview

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver disease and are currently developing Aramchol for PSC and exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of liver disease. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

To date, we have not generated revenue from the sale of any product, excluding the licensing revenue we recorded in connection with the Samil Agreement, and we do not expect to generate any significant revenue other than the amortization of the upfront payments under the license agreement with Samil and of the subsequent royalties and/or milestones that may be earned in connection with the Samil Agreement or potential other license Agreements, unless and until we commercialize Aramchol, or license the product to additional third parties. As of December 31, 2023, we had an accumulated deficit of approximately $193.0 million.

Our financing activities are described below under “Liquidity and Capital Resources.” Obtaining approval of an NDA, MMA, or other similar application is an extensive, lengthy, expensive and uncertain process, and the FDA, EMA, MHRA and other regulatory agencies may delay, limit or deny approval of Aramchol, Amilo-5MER or any other product candidate.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At December 31, 2023, we had current assets of $13.2 million, which is mainly comprised of cash and cash equivalents of $2.9 million, restricted cash of $0.1 million, short-term deposits of $2.3 million and short-term marketable securities of $7.5 million. This compares with current assets of $14.7 million at December 31, 2022, which is mainly comprised of cash and cash equivalents of $2.0 million, restricted cash of $0.1 million and short-term marketable securities of $11.8 million. We believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this annual report. However, significant additional funding will be necessary to fund our ARMOR Study, our Amilo-5MER program and ongoing research and development work and to advance our product candidates through regulatory approval and into commercialization, if approved. Subject to our strategic review, we intend to obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, Amilo-5MER and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

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

As of December 31, 2023, management evaluated the remaining clinical and regulatory milestones and determined that the variable consideration should not be recorded as revenue for the period ended December 31, 2023. The Company will re-evaluate the transaction price in each reporting period when events whose outcomes are resolved or other changes in circumstances occur that would indicate it is appropriate to recognize variable consideration as revenue

Costs and Operating Expenses

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

Financial Income, Net

Our financial income consists mainly of interest income from marketable debt securities, as well as gains from realization of marketable debt securities, income from change in fair value of convertible note and foreign currency gains. Our financial expense consists of fees associated with banking activities and losses from realization of marketable debt securities and foreign currency losses.

A. Results of Operations

The table below provides our results of operations for the year ended December 31, 2023 as compared to the year ended December 31, 2022.

	Year Ended December 31,
	2022	2023
	(thousands)
Research and development expenses	$12,995	$3,569
General and administrative expenses	4,656	3,923
Operating loss	17,651	7,492
Financial loss (income), net	215	(580)
Net loss	$17,866	6,912

Comprehensive loss	$18,440	$6,621
Basic and diluted net loss per share from continuing operations	$10.65	$2.50

Research and Development Expenses

Our research and development expenses amounted to approximately $3.6 million during the year ended December 31, 2023, representing a decrease of approximately $9.4 million, or approximately 72%, compared to approximately $13.0 million for the year ended December 31, 2022. The decrease primarily resulted from a decrease in clinical trial expenses in the amount of approximately $5.9 million as well as a decrease in drug development expenses in the amount of approximately $1.8 million.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $3.9 million for the year ended December 31, 2023, representing a decrease of approximately $0.8 million, or 15%, compared to approximately $4.7 million for the year ended December 31, 2022. The decrease primarily resulted from a decrease in insurance premium expenses of $0.3 million, as well as a decrease in non-cash stock based compensation expenses of approximately $0.2 million.

Operating Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to generate substantial operating revenues, our operating loss for the year ended December 31, 2023 was approximately $7.5 million, representing a decrease in our operating loss of approximately $10.2 million, or approximately 58%, compared to approximately $17.7 million for the year ended December 31, 2022.

Financial Loss (income), Net

Our financial income, net, for the year ended December 31, 2023 was approximately $0.6 million, representing an increase of approximately $0.8 million, compared to a financial loss of approximately $0.2 million for the year ended December 31, 2022. The increase primarily resulted from a decrease in loss of realization of marketable securities of approximately $0.5 million as compared to such loss for the comparable period in 2022, as well as from income from change in the fair value of convertible SAFE note of $0.3 million.

Net Loss

Our net loss for the year ended December 31, 2023 was approximately $6.9 million, representing a decrease of approximately $11.0 million, or approximately 61%, compared to approximately $17.9 million for the year ended December 31, 2022. The decrease primarily resulted from the above-mentioned decrease in research development expenses and as well from the increase in financial income.

B. Liquidity and Capital Resources

Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings.

We have incurred substantial losses since our inception. As of December 31, 2023, we had an accumulated deficit of approximately $193.0 million and working capital (current assets less current liabilities) of approximately 10.5 million. Due to our expectation that we will continue to not generate substantial revenues for the foreseeable future, we expect that losses will continue for the foreseeable future.

As of December 31, 2023, we had cash and cash equivalents of approximately $2.9 million, restricted cash of $0.1 million, short-term deposits of $2.3 million and short-term marketable debt securities of approximately $7.5 million invested in accordance with our investment policy, totaling approximately $12.8 million, as compared to cash and cash equivalents of approximately $2.0 million, restricted cash of $0.1 million and short-term marketable debt securities of approximately $11.8 million, totaling approximately $13.9 million as of December 31, 2022. Our cash requirements from known contractual obligations within the next twelve months include lease obligations of approximately $0.04 million.

We generally enter into contracts in the ordinary course of business with CROs for clinical trials and clinical supply manufacturing and with vendors for pre-clinical research studies and other services and products for operating purposes, which generally provide for termination within 30 to 90 days of notice, and therefore are cancelable contracts and not included in the discussion above. We have included as purchase obligations our commitments under agreements to the extent they are quantifiable and are not cancelable.

Other than as described above, we did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2023.

Cash Flow from Operating Activities

We had negative cash flow from operating activities of approximately $6.1 million for the year ended December 31, 2023 as compared to a negative cash flow from operating activities of approximately $18.5 million for the year ended December 31, 2022. The negative cash flow from operating activities for the year ended December 31, 2023 was mainly attributable to our net loss of approximately $6.9 million, as well as a decrease in trade payables of approximately $0.7 million, partially offset by non-cash stock based compensation expenses of approximately $1.0 million.

Cash Flow from Investing Activities

We had positive cash flow from investing activities of approximately $0.8 million for the year ended December 31, 2023 as compared to a positive cash flow from investing activities of approximately $17.6 million for the year ended December 31, 2022. The positive cash flow from investing activities for the year ended December 31, 2023 was primarily due to the net sale of marketable debt securities in the amount of approximately $4.5 million, partially offset by an investment of $1.5 million in an associate and a net investment of $2.2 million in short-term deposits.

Cash Flow from Financing Activities

We had positive cash flow from financing activities of approximately $6.2 million for the year ended December 31, 2023 as compared to a positive cash flow from financing activities of $0.1 million for the year ended December 31, 2022. The positive cash flow from financing activity for the year ended December 31, 2022 was due to net proceeds from our public offering in July 2023.

On March 26, 2021, we entered into a Sales Agreement with Cantor and Canaccord Genuity LLC as sales agents, or the Sale Agents, pursuant to which we may offer and sell our ordinary shares having an aggregate offering price of up to $50.0 million, from time to time through the Sales Agents. Under the new Sales Agreement, we may sell, from time to time, up to approximately $50.0 million of additional ordinary shares subject to limitations under the Baby Shelf Rule. As of December 31, 2023, we sold 7,721 ordinary shares under our ATM program for total net proceeds of approximately $0.1 million. We did not sell any ordinary shares under our ATM program in 2023.

On July 14, 2023, we entered into a definitive securities purchase agreement with investors for the purchase and sale in a public offering of (i) 380,000 of our ordinary shares, (ii) 5,220,000 pre-funded warrants to purchase 5,220,000 ordinary shares, or the Pre-Funded Warrants, and (iii) 5,600,000 warrants to purchase 5,600,000 ordinary shares, or the Investor Warrants, at a purchase price of $1.25 per Share and accompanying Investor Warrant and $1.249 per Pre-Funded Warrant and accompanying Investor Warrant. The net proceeds to the offering were approximately $6.5 million before deducting estimated offering expenses payable by us. As of the date hereof, 3,940,000 Pre-Funded Warrants have been exercised into 3,937,312 ordinary shares.

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

The extent of our future capital requirements will depend on many other factors, including:

●	the outcome of our review of our strategic alternatives:

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the regulatory pathway of Aramchol, Amilo-5MER or any other product candidate;

●	the scope, prioritization and number of our clinical trials and other collaboration, research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol, Amilo-5MER or any other product candidate;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for Aramchol, Amilo-5MER or any other product candidate;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol, Amilo-5MER or any other product candidate;

●	market conditions;

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and

●	the impact of any resurgence of the COVID-19 pandemic and the war between Hamas and Israel, which may exacerbate the magnitude of the factors discussed above.

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

Accounting for Investment in Associate at Fair Value

We hold an equity investment of a privately-owned company Onkai, over which have the ability to exercise significant influence, but not control. The investment was included as a non-current asset in our balance sheet as of December 31, 2023. We have elected the fair value option allowed by Accounting Standards Codification 825, Financial Instruments, with respect to this investment because our management believes this approach will better reflect the economics of our equity interest. Under the fair value option, the investment is remeasured at fair value (level 3) at each reporting period with changes in fair value, if any, recorded in the statement of operations.

ITEM 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

Set forth below is information concerning the directors, senior management and executive officers of the Company as of March 27, 2024, the latest practicable date for inclusion in this annual report. The business address for each of our directors, senior management and corporate officers is c/o Galmed Pharmaceuticals Ltd., 16 Abba Hillel Road, Ramat Gan, Israel 5250608.

Name	Age	Position

Allen Baharaff	59	President and Chief Executive Officer, Class II Director

Dr. Liat Hayardeny	57	Chief Scientist Officer

Doron Cohen	57	Chief Financial Officer

Yohai Stenzler	41	Chief Accounting Officer

Guy Nehemya	39	Chief Operating Officer and Data Protection Officer

David Sidransky, M.D.(1)(2)(3)(4)(5)	63	Lead Independent Director and Chairman of the R&D Committee, Chairman of our Nomination Committee, Chairman of our Remuneration Committee, and Class III director

Shmuel Nir(2)(3)(4)(5)	62	Class I Director

Amir Poshinski(2)(3)(4)(5)	63	Chairman of our Audit Committee, Class III director

Carol L. Brosgart, M.D. (1) (2)	72	Class I Director

(1)	A member of our research & development committee.

(2)	Independent director under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board.

(3)	A member of our audit committee.

(4)	A member of our remuneration committee.

(5)	A member of our nomination committee.

Allen Baharaff, our President and Chief Executive Officer of our Board, co-founded the Group in 2000, served as the Chief Financial Officer of GHI from 2000 until January 2015, and has served as our Chief Executive Officer since January 2012 and as our President since March 2015. Previously, he held a senior executive position at Isramex Projects Ltd., an energy project financing company, and Managing Director of T+M Trusteeship & Management Services (Israel) Ltd., a subsidiary of a Swiss company providing trust and similar services. Since 2005, Mr. Baharaff serves as a Director of the Rubin Museum. Since October 2023, Allen serves as a director of Onkai Inc, a private US-based technology company Mr. Baharaff holds a Bachelor of Science degree in economics from the London School of Economics, University of London and LLB and MA degrees from Cambridge University. Since 1993, Mr. Baharaff has been a member of the Israel Bar Association.

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

Doron Cohen, our Chief Financial Officer, joined the Company in February 2022, after providing the Company consulting services, including with respect to management of the Company’s funds, since 2018. Mr. Cohen brings more than twenty-five years of experience in the global financial markets, including significant experience on the buy side of life sciences companies. Since 2016, Mr. Cohen has served as Chief Executive Officer at Tangram Strategic Ltd., a boutique investment firm offering strategic solutions in economic & financial research, risk and regulation. Before that, between 1992 and 2017, Mr. Cohen served as Research Director at Gems Investments Research Ltd., an investment research company. During his tenure there, he provided research to hedge funds and managed three teams of analysts, focusing on investment research, operations research, and risk analysis. Prior to that from 1990 to 1992, Mr. Cohen served as Director of Public Relations at the World Union of Jewish Students. Since October 2023, Doron serves as the interim CFO of Onkai Inc, a private US-based technology company Mr. Cohen holds a Master of Science degree in management from Boston University, and a Bachelor’s degree in philosophy and political science from the University of New South Wales.

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

Carol L. Brosgart, M.D. joined our Board on June 7, 2017. Dr. Brosgart served as a member of Tobira Therapeutics’s Board of Directors from 2009 until it was acquired by Allergan in 2016 and on the Board of Juvaris, a vaccine company acquired by Bayer. Since January 2018, she serves on the Board of Directors of Abivax, a biotechnology company, headquartered in Paris, working on HIV Cure and inflammatory diseases. Since 2022 Dr. Brosgart also seves on the Board of of Eradivir Biotech and Merlin Biotech. Since June 2021, Dr. Brosgart also serves on the Board of Intrivo Diagnostic. Dr. Brosgart also served on the Board of Mirum Pharmaceuticals Inc. (Nasdaq: MIRM) from 2021 to 2023, and serves since then as a clinical consultant to Mirum. Dr. Brosgart serves as a consultant to Dynavax, Allergan and a number of biotechnology companies in the areas of liver diseases and infectious diseases and on the Board of Renovaro Inc. (Nasdaq: RENB), focusing on HIV Cure. Dr. Brosgart also currently serves as a consultant for Dynavax Technologies Corp (Nasdaq: DVAX). Dr. Brosgart currently serves on the Steering Committee of the National Viral Hepatitis Roundtable, the Executive Committee of the Forum for Collaborative Research, the Steering Committee of the HBV Cure Group at the Forum, and is on the Board of Directors of the Hepatitis B Foundation and the Northern California American Liver Foundation and the Board of Berkeley Community Scholars. She is active in the public policy arena for AASLD and IDSA/HIVMA. Dr. Brosgart served as Senior Advisor on Science and Policy to the Division of Viral Hepatitis at the CDC and to the Viral Hepatitis Action Coalition at the CDC Foundation from 2011 to 2013. Dr. Brosgart has also served as a member of the clinical faculty of the School of Medicine at the University of California, San Francisco for the past four decades, where she is a Clinical Professor of Medicine, Biostatistics and Epidemiology in the Division of Global Health and Infectious Diseases. In 2011, Dr. Brosgart served as Chief Medical Officer at biotechnology company Alios BioPharma, Inc. Prior to Alios, Dr. Brosgart served as Senior Vice President and Chief Medical Officer of Children’s Hospital & Research Center in Oakland, California, from 2009 until February 2011. Previously, she served for eleven years, from 1998 until 2009, at the biopharmaceutical company Gilead Sciences, Inc., where she held a number of senior management roles, most recently as Vice President, Public Health and Policy and earlier as Vice President, Clinical Research and Vice President, Medical Affairs. Prior to Gilead, Dr. Brosgart was the Medical Director of the East Bay AIDS Center in Berkeley, California (1987-1998) and the Medical Director of the Central Health Center for the Alameda County Public Health Department (1978-1987). Dr. Brosgart received a B.S. in Community Medicine from the University of California, Berkeley and received an M.D. from the University of California, San Francisco. Her residency training was in pediatrics, public health and preventive medicine at UCSF and UC Berkeley School of Public Health. She has published extensively in the areas of HIV, HBV, CMV, and liver disease.

There are no family relationships between any director or executive officer. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or executive officer was selected as a director or member of senior management, as the case may be.

Board Diversity Matrix (As of March 27, 2024)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

Scientific Advisory Board

We seek advice from our Scientific Advisory Board generally on scientific and medical matters. Our Scientific Advisory Board includes the following: Professor Vlad Ratziu from the University Pierre et Marie Curie in Paris, France and coordinator of the EU FP7 FLIP consortium; Professor Scott Friedman from the Icahn School of Medicine at Mount Sinai in New York, United States; Professor Arun Sanyal, from the Virginia Commonwealth University in Richmond, Virginia; Professor Jose Mato, from CIC bioGUNE Spain; and Professor Shomron Ben-Horin, Chief of the Gastroenterology Department at Sheba Medical Center.

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

The Company’s current amended and restated compensation policy with respect to the terms of office and employment of the Company’s Office Holders, or the Compensation Policy, was adopted by the Board on May 30, 2023, and will remain in effect for a period of three years according to the Companies Law, unless replaced prior. The Compensation Policy was approved in accordance with the mechanism set forth in the Companies Law, which allows the Board to approve the Compensation Policy, notwithstanding the resolution of the general meeting on May 11, 2023, provided that the remuneration committee and thereafter the Board have concluded, following further and detailed discussion of the matter and for specified reasons, that such approval is in the Company’s best interests. To that end, the remuneration committee and our Bord considered the results of the general meeting vote, details of the Compensation Policy and its alignment with the Company’s compensation philosophy and other relevant considerations and thereafter determined that the approval of the Compensation Policy is in the best interest of the Company.

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

The terms of office and employment of directors (including an officer who is a director but is not a controlling shareholder) further require the approval of the shareholders by a simple majority in addition to the approval of the Remuneration Committee and the Board, in that order, and under certain circumstances, a Special Majority; with respect to a chief executive officer who is not also a director or an officer who is a controlling shareholder, the approval of the shareholders must be made by the Special Majority. In addition, under certain circumstances, a company may be temporarily exempt from receiving the shareholders’ approval with respect to the terms of office and employment of a non-affiliated candidate for chief executive officer.

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

Aggregate Executive Compensation

The aggregate compensation, including share-based compensation, paid by us to all of our Office Holders as a group, with respect to the year ended December 31, 2023, was approximately $2.76 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement, vacation or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to Office Holders, and other benefits commonly reimbursed or paid by companies in our industry. In addition to the five current members of the Board (including the Company’s President and Chief Executive Officer), the Company considers four other individuals, namely, the Chief Scientist Officer, Chief Financial Officer, Chief Accounting Officer and the Chief Operating Officer, to have been Office Holders in 2023.

As of December 31, 2023, options to purchase 217,273 of our ordinary shares granted to our Office Holders as a group were outstanding, of which options to purchase 165,955 of our ordinary shares have vested, with a weighted average exercise price of $49.61 per ordinary share and 1,315,000 restricted share units, or RSUs granted to our Office Holders were outstanding, of which none were settled.

For outstanding equity-based awards granted to our Office Holders, see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

Individual Compensation of Covered Executives

The following table sets forth the compensation granted to the five most highly compensated Office Holders during or with respect to the year ended December 31, 2023. All amounts reported in the table reflect the cost to the Company, as recognized in its financial statements for the year ended December 31, 2023. The five individuals for whom disclosure is provided are referred to herein as “Covered Executives.”

Information Regarding the Covered Executives	Compensation for Services(1)
	Base	Benefits and	Cash	Equity-Based
	Salary	Perquisites	Bonus	Compensation	Other
Name and Principal Position(1)	($)	($)(2)	($)(3)	($)(4)	($)(5)	Total ($)
Allen Baharaff (President and Chief Executive Officer)	550,874	145,056	236,228	384,026	40,000	1,356,183

Yohai Stenzler (Chief Accounting Officer)	167,855	50,733	71,980	87,751	-	378,319

Guy Nehemya (Chief Operating Officer and Data Protection Officer)	167,855	47,201	71,980	87,744	-	374,799

Doron Cohen (Chief Financial Officer)	145,820	37,631	62,531	27,828		273,792

Dr. Liat Hayardeny (Chief Scientific Officer)	37,330	10,604		66,756	-	114,690

(1)	The above-mentioned executives are all full-time employee of the Company. Cash compensation amounts denominated in currencies other than the Dollar were converted into Dollars at an exchange rate of NIS 3.62 = $1.00, which reflects the average conversion rate for fiscal year ended December 31, 2023.

(2)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car allowance, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security and other benefits and perquisites consistent with the Company’s policies.

(4)	Amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2023 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 to the Financial Statements. For outstanding equity-based awards granted to Covered Executives see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

(3)	Amounts reported in this column refer to the cash bonuses provided by the Company with respect to 2023, which have been provided for in the Company’s financial statements for the year ended December 31, 2023 (including if such bonuses were paid in 2024). They exclude bonuses paid in 2023 which were provided for in the Company’s financial statements for previous years. Cash bonuses are paid in accordance with the Company’s 2023 Annual Cash Bonus Plan and are intended to promote the Company’s work plan and business strategy by rewarding officers for achievement of the Company’s business and financial goals through teamwork and collaboration. Key performance indicators which are factored into cash bonus determinations are based both on personal

(5)	Amounts reported in this column include payments made with respect to the year 2023 and recorded in the financial statements for the year ended December 31, 2023 relating to directors’ fees.

Compensation of Directors

As approved by our shareholders at our 2020 annual meeting of shareholders, in connection with their services as directors of the Company, each of our directors from time to time, is entitled to an annual payment of $40,000, plus value-added tax, or VAT, if applicable, and with respect to an expert external director (if applicable), $50,000 plus VAT, payable quarterly at the end of each quarter, and, upon first becoming a member of the Board. As approved by our shareholders at our 2023 special meeting of shareholders, (i) each of our non-management directors, except Dr. Carol L. Brosgart, received a grant of RSU’s to purchase 75,000 ordinary shares, or the Director RSUs. The Director RSUs were granted under the 2013 Plan and (ii) our director, Dr. Carol L. Brosgart, received a grant of options to purchase 75,000 ordinary shares, or the Director Options. The Director Options were granted under the 2013 Plan at an exercise price equal to $0.92, the closing price of our Ordinary Shares on the Nasdaq Stock Market on August 6, 2023, the day prior to the meeting of the Board approving such grant. The Director RSUs and the Director Options vest over a period of three years, such that Director RSUs and the Director Options will vest with respect to 1/3 of the underlying Ordinary Shares on the first anniversary of the grant (i.e., the date of the Board’s approval on August 7, 2023), and thereafter, Director RSUs and the Director Options will vest with respect to the additional 2/3 of the underlying ordinary shares on an equally quarterly basis, provided that each non-management director continues to serve as a director of us or our affiliates throughout each such vesting date. All unvested options held by a non-management director in office will automatically vest and become exercisable upon the consummation of a Transaction, as such term is defined in the 2013 Plan. The grant is subject to the execution by each director of an option agreement with us confirming the terms and conditions applying to the grant.

Our Board has determined that each of Mr. Nir, Mr. Poshinski, and Dr. Sidransky are entitled to receive compensation equivalent to what an ‘expert external director’ would have received. See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors” and “Item 7. Major Shareholders and Related Party Transactions—C. Related Party Transactions” below.

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

Under the current terms of his employment agreement, Mr. Baharaff is entitled to a gross monthly salary of NIS 170,000, following shareholder approval which was obtained at our 2021 annual meeting of shareholders. In addition, Mr. Baharaff will be entitled to an annual cash bonus based on achievement of qualitative and quantitative performance goals and objectives. As approved at our 2021 annual meeting of shareholders the annual cash bonus amount may be of up to six times Mr. Baharaff’s monthly base salary, and the actual bonus paid in a given year shall be determined based on the achievement of certain qualitative and quantitative performance goals and objectives set by our remuneration committee and Board, which effective as of January 1, 2022, does not require further shareholder approval.

Mr. Baharaff is also entitled to receive the following bonuses (i) upon execution of a Strategic Agreement (as defined below), and subject to the discretion of the Board, a cash bonus in an amount of up to twelve times his monthly base salary. A “Strategic Agreement” means: a license agreement or any other strategic agreement (i.e. research and development, manufacture, distribution, etc.) for the U.S., Europe, Japan or China; (ii) upon consummation of a fund raising (excluding funds received from a Strategic Agreement), and, subject to the discretion of the Board, a cash bonus in an amount of up to ten times his monthly base salary if the funds received by the Company are between $8 Million to $10 million and up to twelve times his monthly base salary if the funds received by the Company are $10 million or more; (iv) upon a Change of Control Event (as defined below), and, subject to the discretion of the Board, a cash bonus in an amount of up to twelve times his monthly base salary, a “Change of Control Event” means: (a) the acquisition of the Company by another entity or individual or group of individuals by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, share purchase or consolidation), unless the Company’s shareholders of record as constituted immediately prior to any such transaction will, immediately after such transaction (by virtue of securities issued as consideration for the Company’s share capital, assets or otherwise) hold more than 50% of the voting power of the surviving or acquiring entity; or (b) a sale of all or substantially all of the assets of the Company.

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

Membership of the Board

Our Articles provide that the minimum number of members of the Board is three and the maximum number of members is eleven. The Board is presently comprised of five members. Pursuant to regulations promulgated under the Companies Law, or the Relief Regulations,, companies with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law so long as the company satisfies the applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country relating to the appointment of independent directors and the composition of audit and remuneration committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of the audit and remuneration committees.

In March 2020, our Board adopted this exemption , and our directors then in office who were elected and classified as an external director, were no longer classified as such under the Companies Law.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Shmuel Nir and Dr. Carol Brosgart serve as our Class I Directors until the close of the annual general meeting to be held in 2024; Allen Baharaff serves as our Class II Director until the close of the annual general meeting to be held in 2025; and Dr. David Sidransky and Amir Poshinski serve as our Class III Directors until the close of the annual general meeting to be held in 2026.

In accordance with the Articles, any vacancies on the Board of, including unfilled positions, may be filled by a vote of a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

Any amendment of our Articles regarding the election of directors, as described above, requires the affirmative vote of at least 75% of the voting rights in the Company, represented personally or by proxy and voting thereon at a general meeting. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors” for a description of the procedure for the election of external directors.

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

Pursuant the Relief Regulations, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a “controlling shareholder,” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and remuneration committee of the board of directors. In accordance with these regulations, in March 2020, our Board elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and remuneration committee of our Board.

Director Independence

Following our “opt-out” of the requirement to have external directors serving on our Board, we comply with the director independence requirements and the audit committee and the remuneration committee composition requirements under U.S. laws (including applicable Nasdaq Capital Market rules) applicable to U.S. domestic issuers. Our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our Board has determined that Mr. Nir, Mr. Poshinski, Dr. Sidransky, and Dr. Brosgart do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the Nasdaq. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our capital shares by each non-employee director.

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

Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, if any the majority of whom must be independent directors under the Companies Law. The Companies Law further stipulates that the following may not be members of the audit committee: (i) the chairman of the board of directors; (ii) any director employed by or providing services on an ongoing basis to the company, to a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company; (iii) a director whose livelihood mainly depends on a controlling shareholder; and (iv) a controlling shareholder or any relative of a controlling shareholder.

The Companies Law further requires that: (i) the chairperson of the audit committee must be an external director; (ii) generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee’s meetings and voting sessions, unless such person was invited by the chairperson of the committee for the purpose of presenting a specific subject matter thereof; and (iii) the quorum required for the convening of meetings of the audit committee and for adopting resolutions by the audit committee is a majority of the members of the audit committee, provided that the majority of the members present are independent directors and at least one of them is an external director. As noted, under the Relief Regulation, companies with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law so long as the company satisfies the applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country relating to the appointment of independent directors and the composition of audit and remuneration committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees. In accordance with these Regulations, we elected to “opt out” from such requirements of the Companies Law.

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

Remuneration Committee

The Companies Law requires public companies to appoint a remuneration committee comprised of at least three directors, including all of the external directors, who must generally also constitute a majority of the members. All other members of the committee, who are not external directors, must be directors who receive compensation consistent with that of external directors and that is in compliance with the compensation related regulations promulgated under the Companies Law. In addition, the chairperson of the remuneration committee must be an external director. As noted, under the Relief Regulations, we elected to “opt out” from such requirements of the Companies Law.

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

Our current Compensation Policy was approved and adopted on May 30, 2023 and will be in effect for a period of three years until May 29, 2026, unless replaced in accordance with the Companies Law prior. The Compensation Policy links pay to performance and aligns our executive officers’ interests with those of the Company and of our shareholders. It allows us to provide meaningful incentives that reflect both our short and long-term goals and performance, as well as the executive officers’ individual performance and impact on shareholder value, while providing compensation that is competitive in the global marketplace in which we recruit talent and is designed to reduce incentives for our executive officers to take excessive risks.

The Compensation Policy emphasizes each executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among executive officers, taking into account the internal ratios between compensation of our executive officers and directors and other employees of the Company. Pursuant to the Compensation Policy, the compensation that may be granted to an executive officer may include: base salary and benefits, annual cash bonuses and other cash bonuses (such as retention and special bonuses), as well as equity-based compensation, retirement and termination of employment benefits, change of control provisions and other benefits. The cash bonuses that may be granted under the Compensation Policy are limited to a maximum amount linked to the executive officer’s base salary.

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

The Compensation Policy provides that the annual bonus awarded to the Company’s CEO will be mainly based on measurable objectives of the Company, subject to a minimum threshold on the basis of, but not limited to, company and personal objectives. 30% or less of the annual cash bonus granted to the Company’s CEO may be based on a discretionary evaluation of the CEO’s overall performance by the remuneration committee and the Board. The measurable objectives will be determined annually by the remuneration committee and the Board at the commencement of each calendar year, or upon engagement, in case of newly hired CEO, or in other special circumstances as set forth in the Compensation Policy.

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

The Compensation Policy also governs the compensation of our non-management Board members and provides that our directors will be entitled to an annual cash fee retainer, which shall not exceed US$100,000 plus VAT, or the Maximum Amount, and with respect to an Expert External Director, as defined in the compensation related regulations promulgated under the Companies Law, plus 33% to the Maximum Amount. Our non-management Board members may also receive equity awards up to the limits set forth in the Compensation Policy.

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

Under the Companies Law, and the Israeli Securities Law, 5738—1968, or the Securities Law, a company may indemnify, or undertake in advance to indemnify, an Office Holder for the following liabilities and expenses, imposed on Office Holder or incurred by Office Holder due to acts performed by him or her as an Office Holder, provided its articles of association include a provision authorizing such indemnification:

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

D. Employees.

As of December 31, 2023, we had eight employees, of which three were full-time employees and five were part-time employees. Four of our employees were involved in our clinical and product development operations and 4 served in general and administrative capacities.

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

E. Share Ownership.

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 27, 2024, the latest practicable date for inclusion in this annual report, held by our directors and executive officers, individually and as a group and beneficial owners of more than 5% of our outstanding shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days after March 27, 2024 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, or other conversion rights, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 6,009,654 ordinary shares outstanding on March 27, 2024.

Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all ordinary shares held by that person.

Unless otherwise stated, the address for our directors and senior management is c/o Galmed Pharmaceuticals Ltd., 16 Abba Hillel Road, Ramat Gan, Israel 5250608.

	Number of ordinary	Percentage of ordinary
	shares beneficially	shares beneficially
	owned(1)	owned
More than 5% Holders
CVI Investments, Inc. (2)	414,827	6.9%
Directors and Executive Officers
Allen Baharaff(3)	340,095	5.6%
Shmuel Nir(4)	9,093	*
Dr. David Sidransky(5)	6,331	*
Dr. Carol L. Brosgart(6)	4,498	*
Dr. Liat Hayardeny(7)	12,997	*
Yohai Stenzler(8)	12,206	*
Guy Nehemya(9)	12,206	*
Amir Poshinski(10)	3,165	*
Doron Cohen(11)	1,333	*
All directors and executive officers as a group (9 persons)	401,923	6.6%

*Less than 1%.

(1) All options included are either currently exercisable or will be exercisable within 60 days of March 27, 2023.

(2) Based upon information contained in a Schedule 13G/A filed by the shareholder on February 14, 2024. Shares beneficially owned consist of (i) 269,238 ordinary shares and (ii) 145,589 ordinary shares issuable upon the exercise of warrants. The warrants are subject to a beneficial ownership limitation of 9.99%, which such limitation restricts the holder from exercising that portion of the warrants that would result in the holder and its affiliates owning, after exercise, a number of ordinary share in excess of the beneficial ownership limitation. Heights Capital Management, Inc., the authorized agent of CVI Investments, Inc. (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. The principal business address of CVI is c/o Heights Capital Management, Inc., 101 California Street, Suite 3250, San Francisco, California 94111.

(3) Consists of (i) 227,790 ordinary shares are held through G. Yarom Medical Research Ltd., a company incorporated under the laws of the State of Israel, of which Mr. Baharaff is the controlling shareholder and the chairman of its board of directors; and (ii) options to purchase 112,305 ordinary shares that are currently exercisable within 60 days as of March 27, 2024. Of the 340,095 ordinary shares, Mr. Baharaff exercises sole voting and dispositive power over 112,305 shares beneficially owned and shared voting and dispositive power with G. Yarom Medical Research Ltd. over 227,790 shares.

(4) Consists of (i) 500 ordinary shares held by Mr. Nir; and (ii) 2,762 ordinary shares are held through Tushia Consulting Engineers Ltd., of which Shmuel Nir is its controlling shareholder and (iii) 5,831 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 27, 2024.

(5) Consists of (i) 500 ordinary shares held by Dr. Sidransky; and (ii) 5,831 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 27, 2024.

(6) Consists of 4,498 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 27, 2024.

(7) Consists of 12,997 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 27, 2024.

(8) Consists of (i) 375 ordinary shares held by Mr. Stenzler; and (ii) 11,831 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 27, 2024.

(9) Consists of (i) 375 ordinary shares held by Mr. Nehemya; and (ii) 11,831 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 27, 2024.

(10) Consists of 3,165 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 27, 2024.

(11) Consists of 1,133 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 27, 2024.

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

Significant Changes in the Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this annual report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

To our knowledge, as of March 27, 2024, we had one holder of record of our ordinary shares with a U.S. address, Cede & Co., the nominee of The Depository Trust Company. This holder held in the aggregate 5,779,871 ordinary shares, or 96.2% of our outstanding ordinary shares as of March 27, 2024. The number of record holders in the United States is not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

2013 Incentive Share Option Plan

We maintain one equity-based incentive plan, our 2013 Plan. As of March 27, 2024, the latest practicable date for inclusion in this annual report, a total of 2,000,000 shares were reserved for issuance under our 2013 Plan, of which (1) options to purchase 240,970 ordinary were issued and outstanding thereunder (i.e., were granted but not canceled, expired or exercised); (2) RSU’s to purchase 1,315,000 ordinary shares were issued and outstanding; (3) options to purchase 72,737 ordinary shares were exercised and 4,267 ordinary shares were issued upon vesting of RSUs; and (3) 367,026 shares remain unallocated for future equity awards pursuant to our 2013 Plan.

Our 2013 Plan, which was adopted by our Board on September 2, 2013, and approved by our shareholders in December 30, 2013 (as amended on March 30, 2015, May 11, 2015, August 30, 2018 and August 7, 2023), will be in effect until October 4, 2026 and provides for the grant of options to purchase our ordinary shares and the issuance of RSUs to our officers, directors, employees, service providers and consultants. Our 2013 Plan provides for such equity-based compensation under various and different tax regimes, including those detailed below.

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

Certain Information Concerning Equity Awards to Office Holders

The following tables set forth information, as of March 27, 2024 concerning all outstanding equity awards to Office Holders as of such date.

Options

Name of Office Holder	Date of grant	Exercise price per share ($)*	Shares subject to the option	Shares vested and unexercised		Shares unvested	Schedule date of expiration
Allen Baharaff	December 30, 2013	NIS 0.15	16,069	16,069	(**)	0	Dec-12-2028
	December 30, 2013	NIS 0.15	5,585	5,585	(**)	0	Dec-12-2028
	February 4, 2016	$82.35	9,333	9,333		0	Feb-04-2026
	February 4, 2016	$89.1	11,333	11,333		0	Feb-04-2026
	July 10, 2018	$173.4	14,666	14,666		0	Jul-10-2028
	December 17, 2019	$76.8	14,666	14,666		55,000	Dec-17-2029
	November 10, 2020	$49.95	11,000	3,666		1,8330	Nov-17-2030

Shmuel Nir	May 11, 2015	$82.35	666	666		0	May-11-2025
	February 4, 2016	$89.1	2,000	2,000		0	Feb-04-2026
	July 10, 2018	$173.4	2,000	2,000		0	Jul-10-2028
	July 15, 2021	$46.5	1,133	998		335	Jul-10-2031

Amir Poshinski	August 13, 2020	$71.55	2,000	2,000		5,000	August 13, 2030
	July 15, 2021	$46.5	1,333	998		335	Jul-10-2031

David Sidransky	May 11, 2015	$82.35	666	666		0	May-11-2025
	February 4, 2016	$89.1	2,000	2,000		0	Feb-04-2026
	July 10, 2018	$173.4	2,000	2,000		0	Jul-10-2028
	July 15, 2021	$46.5	1,133	998		335	Jul-10-2031

Dr. Liat Hayardeny (***)	September 6, 2016	$5.7	2,666	2,666		0	Sep-06-2026
	January 31, 2017	$5.7	2,166	2,166		0	Jan-31-2026
	July 10, 2018	$5.7	2,666	2,666		0	Jul-10-2028
	December 17, 2019	$5.7	2,666	2,666		0	Dec-17-2029
	November 10, 2020	$5.7	1,833	1,833		0	Nov-10-2030

Yohai Stenzler (***)	December 30, 2014	$5.7	233	233		0	Dec-30-2024
	January 3, 2016	$5.7	1,500	1,500		0	Jan-03-2026
	November 7, 2017	$5.7	1,333	1,333		0	Nov-07-2020
	July 10, 2018	$5.7	2,666	42,666		0	Jul-10-2028
	December 17, 2019	$5.7	2,666	2,666		0	Dec-17-2029
	November 10, 2020	$5.7	2,666	2,000		666	Nov-10-2030

Guy Nehemya (***)	December 30, 2014	$5.7	733	733		0	Dec-30-2024
	January 3, 2016	$5.7	1,500	1,500		0	Jan-03-2026
	July 10, 2018	$5.7	2,666	2,666		0	Jul-10-2028
	December 17, 2019	$5.7	2,666	2,666		0	Dec-17-2029
	November 10, 2020	$5.7	2,666	1,933		733	Nov-10-2030

Carol L. Brosgart	April 25, 2017	$73.05	1,333	1,333		0	Apr-25-2027
	July 10, 2018	$173.4	2,000	2,000		0	Jul-10-2028
	July 15, 2021	$46.5	1,333	998		335	Jul-10-2031
	August 7, 2023	$1.05	75,000	0		75,000	Augt-7-2033

Doron Cohen (***)	February 23, 2022	$5.7	2,666	1,500		1,166	Feb-23-2032

(*) All exercise prices are in USD unless otherwise specified.

(**) In September 2023, we extended the exercise period of 21,654 outstanding options previously granted our Chief Executive Officer (and director), by approximately five years to December 31, 2028.

(***) On May 11, 2023, we repriced outstanding options to purchase an aggregate of 35,598 ordinary shares held by several Office Holders to $5.70 per share and extended their terms for one year following the date of termination of an optionee’s employment or service with us or an affiliate.

RSUs

		Shares
Name of Office		subject to	Shares	Shares
Holder	Date of grant	the RSUs	vested	unvested

Allen Baharaff	Aug-7-2023	640,000	0	640,000

Shmuel Nir	Feb-04-2016	500	500	0
	Aug-7-2023	75,000	0	75,000

David Sidransky	Feb-04-2016	7,500	7,500	0
	Aug-7-2023	75,000	0	75,000

Amir Poshinski	Aug-7-2023	75,000	0	75,000

Yohai Stenzler	Jan-03-2016	5,625	5,625	0
	Aug-7-2023	150,000	0	150,000

Guy Nehemya	Jan-03-2016	5,625	5,625	0
	Aug-7-2023	150,000	0	150,000

Doron Cohen	Aug-7-2023	150,000	0	150,000

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5% or more of the Company’s ordinary shares outstanding as of March 27, 2024, the latest practicable date for inclusion in this annual report. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions.

The following is a summary description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party and which were in effect since January 1, 2023.

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

OnKai

In May 2023, we entered into the OnKai Agreement for a $1.5 million equity investment in OnKai, a US-based technology company developing an AI-based platform to advance healthcare for underserved populations across the United States by facilitating alignment between healthcare stakeholders. The signing of the definitive agreement followed an announcement that we made in January 2023 that we had entered into a non-binding termsheet for an equity investment in OnKai. The OnKai Agreement provided that we will invest $1.5 million in exchange for series seed preferred shares of OnKai (which is in addition to a $1.5 million investment that was made by us in OnKai through a SAFE and which converted at a 15% discount into series seed preferred shares upon consummation of the Investment Round). Our investment in OnKai was part of an approximately $6 million Investment Round with other investors that was led by us of which SAFE notes of approximately $3.8 million were converted into preferred shares. On June 19, 2023, the Investment Round closed. Following the Investment Round, we hold approximately 23.9% of the outstanding share capital of OnKai on an as-converted and fully and our Chief Executive Officer and director, Allen Baharaff serves as a board member of OnKai. In connection with the OnKai Agreement, our wholly-owned subsidiary, GRD entered into the OnKai Services Agreement with OnKai. The OnKai Services Agreement provides that GRD shall on a non-exclusive basis (i) provide support services to OnKai relating to finance, business development, strategic planning, execution and others; and (ii) lend its experience to OnKai in building a strategy and for the development of treatments for the underserved and that OnKai shall on a non-exclusive basis (i) take part in plan preparation to serve GDR’s vision of developing drugs for the underserved population and (ii) when relevant, design a process on the clinical trial dashboard that could potentially serve GDR’s future trial.

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

C. Material Contracts

For a description of our material agreements relating to our strategic collaborations and research arrangements and other material agreements, please refer to “Item 4.B. Information on the Company—Business Overview—Strategic Collaborations, Research Arrangements and other Material Agreements.” “and “Item 7.B “Related Party Transactions”.

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

General Corporate Tax Structure in Israel

Israeli resident companies (as defined below), such as the Company, are generally subject to corporate tax at the rate of 23% on their taxable income, as of January 1, 2018 (23% in 2023). However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Technology Enterprise, as discussed below, may be considerably less.

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

Moreover, capital gains derived by an individual shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at their marginal rates applicable to business income (up to 50% in 2022 and 2023, including Excess Tax as detailed below).

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 698,280 for 2023, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gains.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Certain Material U.S. Federal Income Tax Considerations

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

Subject to certain significant conditions and limitations, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Holder may be credited against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted from the U.S. Holder’s taxable income. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Dividends paid on our ordinary shares generally will constitute income from sources outside the United States and be categorized as “passive category income” or, in the case of some U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. Because the rules governing foreign tax credits are complex, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Dividends paid on our ordinary shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations.

Certain distributions treated as dividends that are received by an individual U.S. Holder from a “qualified foreign corporation” may be classified as “qualified dividend income,” ~~—~~  which is generally taxed at the lower applicable long term capital gains rates provided certain holding period and other requirements are satisfied. A non-U.S. corporation (other than a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. We will not be a qualified foreign corporation if we are a passive foreign investment company, or PFIC, for the taxable year in which we pay a dividend or for the preceding taxable year. As discussed below under “Passive Foreign Investment Company,” we believe that we were a PFIC for our 2023 taxable year and expect to be a PFIC for the 2024 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2024 or for any other taxable year. Our ordinary shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market, as we intend our ordinary shares will be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on our income, assets, and activities for such year. Based upon our review of our financial data, we believe that we were a PFIC for our 2023 taxable year and expect to be a PFIC for the 2024 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2024 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year.

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

In general, a U.S. Holder must make a QEF election on or before the due date for filing its income tax return for the first year to which the QEF election is to apply. A U.S. Holder makes a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we expect to provide U.S. Holders with the information needed to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Holder) and to make and maintain a valid QEF election for any year in which we are a PFIC. There is no assurance, however, that we will have timely knowledge of our status as a PFIC or the status of a lower-tier PFIC, or that the information that we provide will be adequate to allow U.S. Holders to make a QEF election. A QEF election will not apply to any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the Euro and NIS mainly against the U.S. dollar because a large portion of our expenses are denominated in Euros and NIS. Our Euro expenses consist principally of payments made to sub-contractors and consultants for pre-clinical studies, clinical trials and other research and development activities. Our NIS expenses consist principally of payments made to employees, subcontractors and consultants for pre-clinical studies, clinical trials, professional services, other research and development activities and general and administrative activities. We anticipate that a large portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. Approximately 35% of our expected expenses are denominated in NIS. Changes of 5% and 10% in the U.S. dollar to NIS exchange rate will increase/decrease our operation expenses by 1.75% and 3.5%, respectively. Approximately 10% of our expected expenses are denominated in Euros. Changes of 5% and 10% in the U.S. dollar to Euro exchange rate, will increase/decrease our operation expenses by 0.5% and 1.0%, respectively. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. We currently do not hedge interest rate exposure. Because of the short-term maturities of our cash equivalents and investment securities, we do not believe that an increase in market rates would have any significant impact on the realized value of our investment securities. If a 10% change in interest rates were to have occurred on December 31, 2023, this change would not have had a material effect on the fair value of our investment portfolio as of that date.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2023, our internal control over financial reporting was effective.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services.

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, served as our independent public accountants for the fiscal years ended December 31, 2023 and 2022, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2023 and 2022.

	2023	2022
	(US$ in thousands)	(US$ in thousands)
Audit Fees (1)	120	120
Audit-Related fees (2)	40	20
Tax and incentives Fees (3)	0	27
Total	160	167

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

(3)	Tax fees consist of services related to obtaining a tax rulings t.

Audit Committee Pre-Approval Policies and Procedures

One of our audit committee’s main roles is to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. Our Board has delegated to the audit committee the power to pre-approve non-auditing services rendered by the Company’s independent auditors without the need for further approval by the board of directors. As such, our audit committee has adopted a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a list of specific audit and non-audit services in the categories of audit services, audit-related services, tax services and other services that may be performed by our independent registered public accounting firm. The last pre-approval policy was adopted by our audit committee on April 2, 2024 for a period of twelve months. Since its establishment in May 2014, the audit committee has approved all of the audit-related fees, tax fees and all other fees. If a type of service that is to be provided by our auditors has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J. Insider Trading Policies.

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K. Cybersecurity.

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. In addition, we maintain cybersecurity insurance. The risk assessment occurs as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D Risk Factors— Risks Related to Information Technology, Intellectual Property and Data Security and Privacy—If we or our third-party service providers experience a security breach, data loss or other compromise, including if unauthorized parties obtain access to our customers’ data, our reputation may be harmed, demand for our products and services may be reduced, and we may incur significant liabilities.”

The oversight of cybersecurity threats is undertaken by our IT external provider, who holds over 25 years of experience, and is supported by management. Our audit committee is responsible for cybersecurity oversight and monitoring risk. Management informs the audit and remuneration committee of such risk at committee meetings.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

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

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Galmed Pharmaceuticals Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Marketable Debt Securities Classified as Available-for-Sale– Refer to Note 3 to the consolidated financial statements

Critical Audit Matter Description

The Company invests its excess cash primarily in available-for-sale marketable debt securities. Investments in marketable debt securities classified as available-for-sale are reported at fair value in the financial statements. The investments totaled approximately $7.5 million as of December 31, 2023.

We identified the investments in marketable debt securities classified as available-for-sale as a critical audit matter because of the magnitude of these investments and due to the increased extent of audit effort in relation to our audit as a whole.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s investments in marketable debt securities classified as available-for-sale included the following, among others:

●	We assessed the accuracy and completeness of the quantities of marketable debt securities held by the Company as of December 31, 2023 by comparing the Company’s investment report to the custodians’ balance confirmations.

●	We obtained independent estimates of the fair value of the investments in marketable debt securities classified as available-for-sale held by the Company as of December 31, 2023 and compared our estimates to the Company’s estimates.

●	We agreed the recorded values of investments in marketable debt securities classified as available-for-sale to the fair values indicated in the custodians’ balance confirmations.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

April 4, 2024

We have served as the Company’s auditor since 2013.

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets

U.S. Dollars in thousands, except share data and per share data

		As of December 31,
	Note	2023	2022
Assets
Current assets
Cash and cash equivalents		$2,861	$2,016
Restricted cash	10	117	114
Short-term deposits		2,253	-
Marketable debt securities	3	7,528	11,769
Other receivables	4	480	825
Total current assets		13,239	14,724

Operating lease right-of-use assets	5	42	223
Property and equipment, net	6	83	114
Investment in associate at fair value	7	3,265	-
Investment in convertible note	7	-	1,500
Total non-current assets		3,390	1,837

Total assets		$16,629	$16,561

Liabilities and stockholders’ equity

Current liabilities
Trade payables		$1,879	$2,560
Other payables	8	871	534
Total current liabilities		2,750	3,094

Non-current liabilities
Operating lease liabilities, net of current portion	5	$-	$44
Total non-current liabilities		-	44
Stockholders’ equity
Ordinary shares, par value NIS 0.15 per share; Authorized 20,000,000 shares; Issued and outstanding: 5,045,324 shares as of December 31, 2023; 1,692,342 shares as of December 31, 2022 (*)	11	209	70
Additional paid-in capital		207,076	200,138
Accumulated other comprehensive loss		(454)	(745)
Accumulated deficit		(192,952)	(186,040)
Total stockholders’ equity		13,879	13,423

Total liabilities and stockholders’ equity		$16,629	$16,561

(*)

All share and per share data has been retroactively adjusted to reflect the 1 for 15 reverse share split effected on May 15, 2023 for all periods prior to the date of the reverse share split. See Note 11A4.

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Operations

U.S. Dollars in thousands, except share data and per share data

		Year ended December 31,
		2023	2022	2021
Research and development expenses	12	3,569	12,995	27,220
General and administrative expenses	13	3,923	4,656	5,661
Total operating loss		7,492	17,651	32,881
Financial loss (income), net	14	(580)	215	(414)
Net loss		$6,912	$17,866	$32,467

Basic and diluted net loss per share (*)		$2.50	$10.65	$19.80
Weighted-average number of shares outstanding used in computing basic and diluted net loss per share (*)		2,769,539	1,676,183	1,639,843

(*)

All share and per share data has been retroactively adjusted to reflect the 1 for 15 reverse share split effected on May 15, 2023 for all periods prior to the date of the reverse share split. See Note 11A4.

Accompanying notes are an integral part of the consolidated financial statements.

F-4

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Comprehensive Loss

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2023	2022	2021
Net loss	$6,912	$17,866	$32,467
Other comprehensive loss:
Net unrealized loss (gain) on available for sale securities	(291)	574	443
Comprehensive loss	$6,621	$18,440	$32,910

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Statements of Changes in Stockholders’ Equity

U.S. Dollars in thousands, except share data and per share data

				Accumulated
			Additional	other
	Ordinary shares (**)		paid-in	comprehensive	Accumulated
	Shares	Amount	capital	income (loss)	deficit	Total

Balance - January 1, 2021	1,431,983	$58	$179,530	$272	$(135,707)	$44,153

Stock-based compensation	—	—	1,886	—	—	1,886

Exercise of options and vesting of restricted stock units	1,560	(*)	(*)	—	—	(*)

Issuance of ordinary shares in at-the-market (“ATM”) offering, net of issuance costs of $295	103,501	5	8,142	—	—	8,147

Issuance of ordinary shares under Underwritten Public Offering agreement, net of issuance costs of $786	147,577	7	9,214	—	—	9,221

Unrealized loss from marketable debt securities	—	—	—	(443)	—	(443)

Net loss	—	—	—	—	(32,467)	(32,467)

Balance - December 31, 2021	1,684,621	$70	$198,772	$(171)	$(168,174)	$30,497

Stock-based compensation	-	-	1,296	-	-	1,296

Issuance of ordinary shares in ATM offering net of issuance costs of $2	7,721	(*)	70	-	-	70

Unrealized loss from marketable debt securities	—	—	—	(574)	—	(574)

Net loss	—	—	—	—	(17,866)	(17,866)

Balance - December 31, 2022	1,692,342	$70	$200,138	$(745)	$(186,040)	$13,423

Issuance of ordinary shares, pre-funded warrants, and warrants net of issuance costs of $815 (***)	380,000	16	6,169	-	-	6,185

Exercise of Pre-funded warrants (***)	2,972,982	123	(123)	-	-	-

Stock-based compensation	-	-	892	-	-	892

Unrealized gain on marketable debt securities	-	-	-	291	-	291

Net loss	-	-	-	-	(6,912)	(6,912)

Balance - December 31, 2023	5,045,324	209	207,076	(454)	(192,952)	13,879

(*)	Represents amount less than $1

(**)	All share and per share data has been retroactively adjusted to reflect the 1 for 15 reverse share split effected on May 15, 2023 for all periods prior to the date of the reverse share split. See Note 11A4.

(***)	See also Note 11A.5

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Cash Flows

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2023	2022	2021
Cash flow from operating activities

Net loss for the year	$(6,912)	$(17,866)	$(32,467)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	31	35	42
Amortization of discount (premium) on marketable debt securities	19	(2)	121
Gain (loss) on sale of marketable debt securities	13	523	(37)
Finance expenses (income)	6	(36)	6
Interest income from short-term deposits	(53)	-	7
Stock-based compensation expense	892	1,296	1,886
Change in fair value convertible note	(265)	-	-
Changes in operating assets and liabilities:

Decrease (increase) in other receivables	345	300	(313)
Decrease in trade payables	(681)	(2,311)	(2,175)
Increase (decrease) in other payables	468	(440)	38
Net cash used in operating activities	(6,137)	(18,501)	(32,892)

Cash flow from investing activities
Purchase of property and equipment	-	(4)	(11)
Increase in restricted deposit	-	-	(1)
Investment in available for sale securities,	(4,133)	(2,373)	(13,569)
Investment in Convertible note (**)	-	(1,500)	-
Investment in Associate (**)	(1,500)	-	-
Proceeds from sale of available for sale securities,	8,633	21,440	21,243
Proceeds from (investment in) short-term deposits, net	(2,200)	-	3,800
Net cash provided by investing activities	800	17,563	11,462

Cash flow from financing activities
Issuance of ordinary shares in at-the-market offering, net of issuance costs (***)	-	70	8,147
Issuance of ordinary shares, pre-funded warrants, and warrants net of issuance costs (***)	6,185	-
Issuance of ordinary shares net of issuance costs (***)	-	-	9,221
Proceeds from exercise of options and vesting of restricted stock units	-	-	(*)
Net cash provided by financing activities	6,185	70	17,368
Increase (decrease) in cash, cash equivalents and restricted cash	848	(868)	(4,062)
Cash and cash equivalents and restricted cash at the beginning of the year	2,130	2,998	7,060
Cash, cash equivalents and restricted cash at the end of the year	$2,978	$2,130	$2,998

Supplemental disclosure of cash flow information:
Cash received from interest	$376	$297	$562

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for new operating lease liabilities, net	$-	$-	$199
Conversion of convertible note into investment in associate	1,765	-	-

(*)	Represents amount less than $1

(**)	See also Note 7

(***)	See also Note 11.

The accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 1 – General

Galmed Pharmaceuticals Ltd. (the “Company”) was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014.

The Company holds three wholly-owned subsidiaries, Galmed International Ltd., which is incorporated in Malta, and Galmed Research and Development Ltd. (“GRD”) and Galtopa Therapeutics Ltd., both of which are incorporated in Israel. In July 2023, GRD established a new wholly-owned subsidiary incorporated under the laws of England and Wales called Galmed Therapeutics UK Limited.

The Company is a biopharmaceutical company focused on the development of Aramchol. The Company has focused almost exclusively on developing Aramchol for the treatment of liver disease and is currently developing Aramchol for Primary Sclerosing Cholangitis, or PSC, and exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of liver disease. The Company is also collaborating with the Hebrew University in the development of Amilo-5MER. The Company has an operating history limited to pre-clinical and clinical drug development.

The Company funded its research and development programs and operations to date primarily through proceeds from private placements and public offerings. The Company currently has no products approved for marketing and has not generated any revenue from product sales to date. As of December 31, 2023, the Company had cash and cash equivalents of $2.9 million, restricted cash of $0.1 million, short-term deposits of $2.3 million and marketable debt securities of $7.5 million.

The Company has incurred operating losses in each year since inception. The Company’s loss attributable to holders of its ordinary shares for the years ended December 31, 2021, 2022, and 2023 was approximately $32.4 million, $17.9 million, and $6.9 million, respectively. As of December 31, 2023, the Company had an accumulated deficit of $193.0 million. Substantially all of its operating losses resulted from costs incurred in connection with the Company’s development program and from general and administrative costs associated with its operations.

The Company will need to raise substantial, additional capital to fund its operations and to develop Aramchol and Amilo-5MER for, and beyond its current development stage and any future commercialization, as well as any additional indications.

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

The functional currency of the Company and its subsidiaries is the U.S dollar (the “dollar”), because the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate, and expect to continue operating in the foreseeable future. Transactions and balances denominated in dollars are presented in their original amounts. Non-dollar denominated transactions and balances have been re-measured to dollars in accordance with the provisions of ASC 830, “Foreign Currency Matters.” All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

D.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Galmed Research and Development Ltd., Galmed International Ltd., Galtopa Therapeutics Ltd and Galmed Therapeutics UK Limited. All intercompany balances and transactions have been eliminated upon consolidation.

E.	Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible into cash with maturities of three months or less as of the date acquired.

F.	Restricted Cash

Cash that is held for a specific purpose and is not available for immediate or general business use due to external restrictions is classified in the Company’s consolidated balance sheets as restricted cash.

G.	Short-term deposits

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term deposits are stated at cost which approximates fair market value. Interest rates on the Company’s short-term deposits were between 5.04%-6.64% during the year ended December 31, 2023.

H.	Marketable debt securities

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

Marketable debt securities are considered to be available for sale and are carried at fair value on the consolidated balance sheet. Unrealized gains and losses net of tax, if any, are reported in a separate component of stockholders’ equity in accumulated other comprehensive income (“OCI”). Gains and losses are recognized when realized, on a specific identification basis, in the Company’s consolidated statements of operations.

Following the adoption of ASC 326, current expected credit losses on the Company’s marketable grade debt securities are recorded, if expected, through an allowance for current expected credit losses. The amount of allowance for current expected credit losses is limited to the amount that the fair value is less than the amortized cost basis. Any remaining unrealized losses are included in accumulated other comprehensive loss in stockholders’ equity.

If the Company intends to sell the debt security (that is, it has decided to sell the security), or more likely than not will be required to sell the security before recovery of its amortized cost basis, any allowance for current expected credit losses is written off and the amortized cost basis shall be written down to the debt security’s fair value at the reporting date with any incremental impairment reported in earnings. Based on management’s assessment, the Company does not intend to sell its securities for less than amortized cost; therefore, an allowance for current expected credit losses has not been recorded as of December 31, 2023 and 2022.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

H.	Concentrations of credit risk (Cont.)

Financial instruments which potentially subject the Company to credit risk consist primarily of cash, cash equivalents, marketable debt securities and short-term deposits. The Company hold these investments in highly-rated financial institutions, and, by policy, limit the amounts of credit exposure to any one financial institution. These amounts at times may exceed federally insured limits. The Company has not experienced any credit losses in such accounts and does not believe we are exposed to any significant credit risk on these funds. The Company has no off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts, or other hedging arrangements.

I.	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%

Office furniture and equipment	7–16
Computer software and electronic equipment	15–33
Leasehold improvements	Shorter of the remaining lease term or useful life

The Company recorded a total of approximately $0.03 million for each of the three years ended December 31, 2023.

J.	Severance pay

The Company employees are included under section 14 of the Severance Compensation Act, 1963 (“Section 14”) in Israel for a portion of their salaries. According to Section 14, these employees are entitled to monthly deposits at a rate of 8.33% of their monthly salary, contributed on their behalf with insurance companies. Under the Severance Compensation Act, 1963, payments in accordance with Section 14 release the Company from any future severance payments to those employees. Therefore, the Company does not recognize a liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company’s consolidated balance sheets. The Company’s contributions to the defined contribution plans are charged to the consolidated statements of operations as and when the services are received from the Company’s employees.

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

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term deposits, other accounts receivables, trade payables and other trade payables approximate their fair value due to the short-term maturity of such instruments.

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

The fair value of the Company’s assets measured at fair value on a recurring basis by level within the fair value hierarchy are as follows (in thousands):

		December 31, 2023
				Fair
	Level 1	Level 2	Level 3	Value

Corporate bonds	$-	$1,969	$-	$1,969
Treasury bills	-	409	-	409
Mutual funds	5,150	-	-	5,150
Investment in associate			3,265	3,265
Total	5,150	2,378	3,265	10,793

		December 31, 2022
				Fair
	Level 1	Level 2	Level 3	Value

Corporate bonds	$-	$1,140	—	$1,140
Mutual Funds	10,629	-	—	10,629
Investment in convertible note	-	1,500	—	1,500
Total	10,629	2,640	—	13,269

L.	Accounting for stock-based compensation

The Company accounts for share-based compensation under ASC 718, Compensation - Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, non-employee consultants and directors, including options and restricted share units (“RSUs”) based on the fair value of the awards on the date of grant. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The expense for share-based compensation cost is recognized over the requisite service period of each individual grant using the straight-line method for service-based awards. Forfeitures are accounted for as they occur.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

L.	Accounting for stock-based compensation (Cont.)

The Company calculates the fair value of RSUs based on the fair value on the closing trading price of the underlying shares at the date of grant and estimates the fair value of stock options granted using a Black-Scholes option-pricing model. The option-pricing model requires a number of assumptions, the most significant of which are the expected stock-price volatility and the expected option term (the time from the grant date until the options are exercised or expire).

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

The Company only has one license agreement for which it has recognized revenues to date, from a license agreement with Samil Pharm. Co., Ltd. (“Samil” or the “Samil Agreement”). The Samil Agreement was signed on July 28, 2016, for an exclusive, royalty-bearing license for the commercialization of Aramchol (with an option to manufacture) for the treatment of fatty liver indications including NASH in the Republic of Korea. Additionally, following the ARREST Study, Samil has an option to extend the license to Vietnam, which, if exercised, would increase the clinical- and regulatory-based milestone payments.

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

As of December 31, 2023, management evaluated the remaining clinical and regulatory milestones and determined that the variable consideration should not be recorded as revenue for the period ended December 31, 2023. The Company will re-evaluate the transaction price in each reporting period when events whose outcomes are resolved or other changes in circumstances occur that would indicate it is appropriate to recognize variable consideration as revenue.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

N.	Research and development expenses

Research and development expenses are charged to the statements of operations as incurred.

O.	Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized. As of December 31, 2023 and 2022, the Company recorded a full valuation allowance against its deferred tax assets.

The Company applies a more-likely-than-not recognition threshold to uncertain tax positions based on the technical merits of the income tax positions taken. The Company does not recognize a tax benefit unless it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit that is recorded for these positions is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of December 31, 2023 and 2022, no liability for unrecognized tax benefits was recorded due to immateriality.

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

All outstanding stock options, RSU’s, prefunded-warrants and warrants were excluded from the calculation of the diluted loss per share for the years ended December 31, 2023, 2022 and 2021, because all such securities have an anti-dilutive effect.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

Q.	Segment Reporting

The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Accordingly, management has determined that the Company operates in one operating and reportable segment.

R.	Leases

The Company accounts for leases in accordance with ASC 842 “Leases.” Arrangements that are determined to be operating leases at inception are recognized as right-of-use operating lease assets and lease liabilities in the balance sheets at lease commencement. The Company recognizes a lease liability at the present value of the lease payments to be made over the lease term, and concurrently recognizes a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments. The subsequent measurement depends on whether the lease is classified as a finance lease or an operating lease. During the reporting periods, the Company has only operating leases. Lease terms include options to extend the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for operating leases are recognized on a straight-line basis over the lease term.

The Company has made a policy election not to capitalize leases with a term of 12 months or less,.the Company made has also made a policy election to include lease and non-lease components as a single lease component.

Payments for variable lease costs are expensed as incurred and are not included in the operating lease right-of-use assets and lease liabilities.

In accordance with ASC 360-10, management reviews operating lease assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future undiscounted cash flows. If so indicated, an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value.

S.	Investment in Associate at Fair Value

The Company holds an equity investment of a privately-owned company, Onkai Inc. (“Onkai”), over which it has the ability to exercise significant influence, but not control. The investment was included as a non-current asset in the balance sheet as of December 31, 2023. The Company has elected the fair value option allowed by ASC 825, Financial Instruments, with respect to this investment because management believes this approach will better reflect the economics of its equity interest. Under the fair value option, the investment is remeasured at fair value (level 3) at each reporting period with changes in fair value, if any, recorded in the statement of operations.

Management determined the fair value of its investment in Onkai based on the acquisition price of the equity investment made during 2023. Management, together with its fair valuation expert, assessed the qualitative aspects of the equity investment and macroeconomic factors as of December 31, 2023 and determined that there was no material change in the investment as of December 31, 2023

T.	Recently adopted accounting pronouncements

From time to time, new accounting pronouncements are issued by FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The ASU also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. The ASU is effective for the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, and subsequent interim periods, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendment also includes other changes to improve the effectiveness of income tax disclosures, including further disaggregation of income taxes paid for individually significant jurisdictions. This ASU is effective for annual periods beginning after December 15, 2024. Adoption of this ASU should be applied on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 3 – Marketable debt securities

The following table summarizes the Company’s marketable debt securities as of December 31, 2023 and 2022.

	As of December 31, 2023
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
		(in thousands)
Corporate bonds	$2,123	$6	$(160)	$1,969
Treasury bills	400	9	-	409
Mutual funds	5,459	1	(310)	5,150
Total short-term investments	$7,982	$16	$(470)	$7,528

	As of December 31, 2022
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
	(in thousands)
Corporate bonds	$1,327	$-	$(187)	$1,140
Mutual funds	11,187	$30	$(588)	$10,629
Total short-term investments	$12,514	$30	$(775)	$11,769

The contractual maturities of the aforementioned corporate bonds and treasury bills are less than one year for the year ended December 31, 2023 and one year and a half of the aforementioned corporate bonds for the year ended December 31, 2022.

Note 4– Other Receivables

	As of December 31,
	2023	2022
	(in thousands)
Prepaid expenses	$315	$668
Government institutions	47	124
Other receivables	118	33
	$480	$825

Note 5– Leases

During the year ended December 31, 2023, the Company leased, approximately 590 square meters at a facility located in Tel-Aviv, Israel. The lease expired on March 21, 2024. The Company does not plan to extend the lease and the Company’s employees are currently working remotely while management is in the process of searching for a new permanent location for its principal executive offices. In addition, the Company leases vehicles under various operating lease agreements.

During 2023, 2022 and 2021, the Company recorded lease expenses in its statement of operations in the amount of $0.2 million, $0.2 million, and $0.2 million respectively. During 2023, the Company subleased a portion of its facility for a total of $44 thousand that were recorded in its statement of operations.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 5 – Leases (Cont.)

At December 31, 2023, the Company’s operating lease right-of-use assets and current lease liabilities for operating leases totaled $42 thousand and $41 thousand, respectively, while at December 31, 2022, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totaled $223 thousand and $216 thousand, respectively.

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of December 31, 2023, the Company’s operating leases had a weighted average remaining lease term of 0.25 years and a weighted average borrowing rate of 2.3%.

The following table summarizes the maturities of lease liabilities as of December 31, 2023:

2024	$42
Imputed interest	1
Present value of lease liabilities	$41

Note 6 – Property and equipment, net

	As of December 31,
	2023	2022
	(in thousands)
Medical equipment	$737	$737
Office furniture and equipment	55	54
Computer software and electronic equipment	75	76
Leasehold improvements	235	235
	1,102	1,102
Less - Accumulated depreciation	1,019	988
Net book value	$83	$114

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 7 – Investment in an Associate

On May 4, 2023, the Company entered into a definitive agreement (the “Agreement”) for a $1.5 million equity investment in OnKai, a US-based technology company developing an AI-based platform to advance healthcare for underserved populations across the United States by facilitating alignment between healthcare stakeholders.

Previously, in November, 2022 the Company invested $1.5 million in OnKai through a Simple Agreement for Future Equity (“SAFE”) which converted at a 15% discount into series seed preferred shares upon closing of the Investment Round (as defined below). The Company recorded in its statement of operations a change in the fair value of the convertible note (the SAFE) which totaled $0.3 million for the year ended December 31, 2023.

The Company’s investment in OnKai was part of an approximately $60. million investment round (the “Investment Round”) with other investors that was led by the Company of which SAFEs of approximately $3.8 were converted into preferred shares of Onkai upon the consummation of the Investment Round.. On June 19, 2023, the Investment Round closed. Following the closing of the Investment Round, the Company holds 1,223,535 preferred shares which comprised approximately 24% of the outstanding share capital of OnKai on an as-converted basis as of December 31, 2023. The Company’s Chief Executive Officer and director, Allen Baharaff, serves as one of three board member of OnKai.

Under the terms of the Agreement, during the three-year period following the closing of the Investment Round the Company will have the right to merge with OnKai subject to the approval of the boards of directors of each of the Company and OnKai. The Company was granted certain customary pre-emptive rights as well as registration rights, first refusal rights, co-sale, a board seat, and certain customary protective provisions.

In connection with the Agreement, the Company’s wholly-owned subsidiary, (“GRD”), entered into a services agreement (the “Services Agreement”) with OnKai. The Services Agreement provides that GRD will on a non-exclusive basis (i) provide support services to OnKai relating to finance, business development, strategic planning, execution and others; and (ii) lend its experience to OnKai in building a strategy and for the development of treatments for the underserved and that OnKai shall on a non-exclusive basis (i) take part in plan preparation to serve GRD’s vision of developing drugs for the underserved population and (ii) when relevant, design a process on the clinical trial dashboard that could potentially serve GDR’s future trial.

In connection with the above mentioned service agreement, the Company recorded management fee income of $12 thousand in general and administrative expenses in its statement of operations for the year ended December 31, 2023.

Attached is a summarized un-audited financial information of OnkaI:

Balance sheet as of December 31, 2023

December 31,
2023
(in thousands)
Current assets	$1,384
Non-current assets	5
Current liabilities	160
Non-current liabilities	628
Equity	601

Statement of operations for the period from June 19, 2023 to December 31, 2023:

(in thousands)

Total operating loss	$1,551
Financial income, net	23
Income tax	16
Net Loss	$1,544

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 8 – Other Payables

	As of December 31,
	2023	2022
	(in thousands)
Employees and related	$571	$160
Short-term lease obligation	41	171
Other Payables	-	7
Accrued Vacation	259	196
	$871	$534

Note 9 – Related Parties

1.	As of December 31, 2023, and 2022, the Company had an accrual in the amount of approximately $0.6 million and $0.2 million, respectively, pursuant to an employment agreements with its officers and directors’ fee.

2.	As of December 31, 2023, the Company had a receivable balance of $4 thousand, pursuant to a service agreement with OnKai.

3.	During 2023, 2022 and 2021, the Company recorded salary expenses, stock-based compensation expenses and directors’ fee to its related parties in the amount of $2.8 million, $2.8 million and $4.1 million respectively.

4.	During 2023, the Company recorded income from management fees pursuant to a service agreement with OnKai.

Note 10 – Commitments and Contingencies

1.	As of December 31, 2023, the Company recorded a pledge on its short-term deposit in favor of its bank in the amount of approximately $117 thousand to secure the Company’s commitments to the bank, including a bank guarantee in favor Mintz K. Construction Company, the lessor of the Company’s headquarters, totaling $66 thousands as of December 31, 2023.

2.	The Company enters into contracts in the ordinary course of business with contract research organizations for clinical trials and clinical supply manufacturing and with vendors for non-clinical research studies and other services and products for operating purposes, which generally provide for termination upon 30 to 90 days’ notice or less, and therefore are cancelable contracts and not considered as commitment or purchase obligations.

3.	For information regarding the Company’s leases commitments, see note 5.

4.	On June 28, 2021, the Company entered into a license agreement with Yissum Research Development Company of the Hebrew University of Jerusalem (“Yissum”) pursuant to which Yissum granted to the Company a worldwide, exclusive and irrevocable license to develop and commercialize Amilo-5Mer. Under the license agreement, the Company is responsible for carrying out the development and commercialization of Amilo-5Mer and the prosecution and maintenance of the licensed patents under the license agreement. In consideration for the grant of the license, the Company paid Yissum an upfront license fee of $100 thousand which was included in research and development expenses for the period ended December 31, 2021. In addition, the Company may be required to make payments of up to $950 thousand upon meeting certain regulatory milestones and may be entitled to pay single digit royalties on any future net sales and a share of any sublicense fees.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 11 – Stockholders’ equity

A.	Ordinary shares

1.	Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

2.	During February 2021, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Cantor Fitzgerald & Co. (the “Underwriter”) in connection with an underwritten public offering (the “Underwritten Public Offering”) of 147,577 ordinary shares (the “Firm Shares”) of the Company (the “Ordinary Shares”). The Underwriter agreed to purchase the Firm Shares from the Company at a price of $64.81 per share. The net proceeds to the Company were approximately $9.2 million.

3.	On March 26, 2021, the Company entered into a Sales Agreement with Cantor Fitzgerald & Co. and Canaccord Genuity LLC, as sales agents, pursuant to which the Company may offer and sell ordinary shares “at the market” having an aggregate offering price of up to $50.0 million from time to time through the sales agents. As of December 31, 2023, the Company sold 7,721 ordinary shares under its ATM program for total net proceeds of approximately $0.1 million.

4.	On May 15, 2023, the Company effected a reverse share split of the Company’s ordinary shares at the ratio of 1-for-15, such that each fifteen (15) ordinary shares, par value NIS 0.01 per share, were consolidated into one (1) ordinary share, par value NIS 0.15. As a result, all share and per share amounts prior to the reverse share split were adjusted retroactively for all periods presented in these consolidated financial statements.

5.	On July 18, 2023, the Company sold to investors in a public offering (i) 380,000 ordinary shares, (ii) 5,220,000 pre-funded warrants to purchase 5,220,000 ordinary shares (the “Pre-Funded Warrants”), and (iii) 5,600,000 warrants to purchase 5,600,000 ordinary shares (the “Investor Warrants”), at a purchase price of $1.25 per ordinary share and accompanying Investor Warrant and $1.249 per Pre-Funded Warrant and accompanying Investor Warrant.

The Pre-Funded Warrants are immediately exercisable at an exercise price of $0.001 per ordinary share and will not expire until exercised in full. The Investor Warrants have an exercise price of $1.25 per ordinary share, are immediately exercisable, and may be exercised until July 18, 2028. The net proceeds to the Company were approximately $6.2 million.

6.

As of December 31, 2023, a total of 2,975,000 Pre-Funded Warrants were exercised into 2,972,982 ordinary shares, out of which a total of 1,090,000 Pre-funded warrants were exercised on a cashless basis (as permitted under the terms of the Pre-Funded Warrants) into 1,087,982 ordinary shares. Subsequent to the balance sheet date, as April 3, 2024 a total of 965,000 Pre-Funded Warrants were exercised into 964,330 ordinary shares, out of which, a total of 240,000 Pre-funded Warrants were exercised on a cashless basis (as permitted under the terms of the Pre-Funded Warrants)into 239,330 ordinary shares.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 11 – Stockholders’ equity (Cont.)

B.	Stock-based compensation

1.	The Company has an equity-based incentive plan, the 2013 Incentive Share Option Plan (the “2013 Plan”). As of December 31, 2023, based on the latest amendment to the plan from August 7, 2023, a total of 2,000,000 ordinary shares were reserved for issuance under the 2013 Plan, of which a total of 367,026 ordinary shares remain reserved, but unallocated for future equity awards. The 2013 Plan, which was adopted by the Board on September 2, 2013, and approved by the Company’s shareholders on December 30, 2013 (as was amended by the Board and the Company’s shareholders on March 30, 2015, May 11, 2015, August 30, 2018 and August 7, 2023 respectively), provides for the grant of options to purchase the ordinary shares and the issuance of RSUs to the Company’s officers, directors, employees, service providers and consultants. The 2013 Plan provides for such equity-based compensation under various and different tax regimes.

2.	During February 2021, certain office holders exercised options into 1,249 ordinary shares of the Company for a total amount of less than $1 thousand.

3.	In March 2021, the Company granted options to purchase 3,000 ordinary shares of the Company to an employee and a consultant. The options are exercisable at $62.4 per share, have a 10-year term and vest over a period of four years. The aggregate grant date fair value of such options was approximately $0.1 million.

4.	In July, 2021, the Company granted options to purchase 6,667 ordinary shares of the Company to its non-management directors subject to shareholders’ approval (which was obtained in August 2021). The options are exercisable at $46.5 per share, have a 10-year term and vest over a period of three years. The aggregate grant date fair value of such options was approximately $0.2 million.

5.	In August, 2021, the Company granted options to purchase 2,500 ordinary shares of the Company to certain service providers. The options are exercisable at $42.45 per share, have a 10-year term and vest over a period of three years. The aggregate grant date fair value of such options was approximately $0.01 million.

6.	In February 2022, the Company granted options to purchase 2,667 ordinary shares of the Company to one of its officers. The options are exercisable at $24.15 per share, have a 10-year term and vest over a period of four years.

7.	On March 23, 2023, the Company received a ruling from the Israel Tax Authority (“ITA”) confirming the repricing of certain stock options. This repricing was accounted for as a modification of a share-based payment award. The incremental compensation expense recognized as a result of the modification during the year ended December 31, 2023 was approximately $0.1 million.

8.	In August 2023, the Company granted 1,315,000 (RSUs) and 75,000 options to purchase 75,000 ordinary shares of the Company to its officers and directors. The options are exercisable at $1.05 per share and have a 10-year term. The options and RSUs vest over a period of three years. The aggregate grant date fair value of such RSUs and options was approximately $0.9 million.

9.	In September 2023, the Company extended the exercise period of 21,654 options with an exercise price of 0.15 NIS previously granted to the Company’s Chief Executive Officer (and director), by approximately five years to December 31, 2028. the exercise period represented a modification in accordance with ASC 718. The Incremental compensation expense on the modification date was less than $1 thousand.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 11 – Stockholders’ equity (Cont.)

B.	Stock-based compensation (Cont.)

7.	A summary of the status of the Company’s outstanding options as of December 31, 2023 and 2022 and changes during the years then ended are presented below:

	2023		2022
		Weighted		Weighted
	Number of	average	Number of	average
	share	exercise	share	exercise
	options	price	options	price
Options outstanding at beginning of year	177,095	$54.51	189,390	$54.8
Granted	75,000	$1.05	2,666	$5.7
Forfeited	(11,351)	$36.8	(14,961)	$49.61
Outstanding at end of year	240,744	$38.32	177,095	54.51
Options exercisable at year end	$159,229	$55.88	152,469	56.9

The following assumptions were used for the fiscal year 2023, 2022 and 2021 grants:

-	dividend yield of 0.00% for all periods.

-	risk-free interest rate between 0.80% and 1.34% for the fiscal year 2021, 1.94% for the fiscal year 2022 and 4.16% for the fiscal year 2023.

-	an expected life between 5 and 6.25 years for all periods.

-	and a volatility rate ranging between 64% and 81% for the fiscal year 2021, 65% for the fiscal year 2022 and 108% for the fiscal year 2023.

As of December 31, 2023, and 2022, the weighted-average remaining contractual term of the outstanding options, excluding the 2,575 options granted in 2002 that have no expiration date, is 6.24 and 4.84 years, respectively.

The weighted average grant date fair value of the options granted during the years ended December 31, 2023, 2022 and 2021 is $0.63, $0.68, and $2.19 respectively.

As of December 31, 2023, a total of 21,654 outstanding and exercisable options are “in the money” with aggregate intrinsic value of $0.001 million; while as of December 31, 2022 a total of 21,654 outstanding and exercisable options were “in the money” with aggregate intrinsic value of $0.2 million.

The unrecognized compensation expense calculated under the fair-value method for stock options expected to vest as of December 31, 2023, 2022 and 2021 is approximately $0.3 million, $0.9 million, and $3.4 million, respectively, and is expected to be recognized over a weighted-average period of 0.3 years, 1.41 years and 1.75 years, respectively.

For the years ended 2023, 2022 and 2021, the Company recorded a total of $0.8 million, $1.3 million, and $1.9 milliion of stock-based compensation expenses, in connection with the above-mentioned options.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 11 – Stockholders’ equity (Cont.)

B.	Stock-based compensation (Cont.)

On August 7, 2023, the Company issued a total of 1,315,000 RSU”s. Upon vesting, each RSU will settle by the issuance of one ordinary share. The RSUs vest over three years. As of December 31, 2023, none of the RSU’s were vested. with respect to the above-mentioned RSU’s, the Company recorded stock-based compensation expenses in the amount of $0.1 million for the year ended December 31, 2023.

The weighted average grant date fair value of the RSU’s granted during the year ended December 31, 2023 was $0.63.

The unrecognized compensation expense calculated for RSU’s expected to vest as of December 31, 2023, is approximately $0.7 million and is expected to be recognized over a weighted-average period of 2.5 years.

Note 12 – Research and Development Expenses

	Year ended December 31,
	2023	2022	2021
		(in thousands)
Chemistry and formulation studies	$573	$2,448	$5,009
Salaries	676	1,692	2,963
Stock-based compensation	243	383	660
Research and preclinical studies	460	1,346	2,163
Clinical studies	616	6,532	14,937
Regulatory and other expenses	1,001	594	1,488
	$3,569	$12,995	$27,220

Note 13 – General and Administrative Expenses

	Year ended December 31,
	2023	2022	2021
		(in thousands)
Stock-based compensation	$649	$913	$1,225
Professional fees	908	1,084	897
Salaries and benefits	1,428	1,164	1,617
Rent and office-maintenance fees	261	401	530
Investor relations and business development expenses	14	59	242
Insurance and other expenses	663	1,035	1,150
	$3,923	$4,656	$5,661

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 14 – Financial income, net

	Year ended December 31,
	2023	2022	2021
		(in thousands)
Bank fees	$11	$22	$43
Interest income	(375)	(297)	(562)
Loss (gain) from sale of marketable debt securities	13	526	80
Change in fair value of convertible note	(265)	-	-
Foreign currency (gains) losses	36	(36)	25
	$(580)	$215	$(414)

Note 15 – Income Taxes

A.	General

The Company is assessed for tax purposes on an unconsolidated basis. Each of the Company’s subsidiaries is subject to the tax rules prevailing in its country of incorporation.

B.	Corporate Taxation

Israeli Companies:

The Israeli corporate income tax rate is 23% for the years 2021, 2022 and 2023.

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

Maltese subsidiary:

Taxable income of Maltese companies was subject to tax at the rate of 35% for the years 2021, 2022, and 2023.

C.	Net Operating Loss Carry forward

As of December 31, 2023, the Company had approximately $165.1 million net-operating-loss carry forwards, consisting of approximately $11.7 million of Maltese net-operating-loss carry forwards and approximately $153.4 million Israeli net-operating-loss carry forward. Additionally, the Company had approximately $3.1 million of capital loss carry forward from the sale of marketable debt securities in Israel. The Maltese and the Israeli loss carry forwards have no expiration date.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 15 – Income Taxes (Cont.)

D.	Deferred income taxes

As of December 31, 2023, the significant components of the Company’s deferred tax assets are net operating loss carryforward in the amount of $165.1 million and research and development expenses in the amount of $6.4 million. The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2023. Management reevaluates the positive and negative evidence at each reporting period.

E.	Tax assessments

The Israeli subsidiaries received final tax assessments through the year ended December 31, 2019.

F.	Effective tax expense

A reconciliation of the Company’s effective tax expense to the Company’s theoretical statutory tax benefit is as follows:

	Year ended December 31,
	2023	2022	2021
		(in thousands)
Loss before taxes on income, as reported in the consolidated statements of operations	$6,912	$17,866	$32,467

Statutory tax rate	23%	12%	12%

Theoretical tax benefit	1,590	2,144	3,896

Losses and other items for which a valuation allowance was provided or benefit from loss carry forwards	(1,590)	(2,144)	(3,896)

Actual tax expense	$—	$—	$—

Note 16 – Subsequent event

Subsequent to the balance sheet date, as of April 3, 2024, a total of 965,000 Pre-Funded Warrants were exercised into 964,330 ordinary shares, out of which, a total of 240,000 Pre-funded Warrants were exercised on a cashless basis (as permitted under the terms of the Pre-Funded Warrants) into 239,330 ordinary shares.

ITEM 19. Exhibits.

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of Galmed Pharmaceuticals Ltd. (19)

2.1	Description of Securities Registered under Section 12 of the Exchange Act*

4.1	Form of Indemnification Agreement (1)

4.2	Galmed Pharmaceuticals Ltd. 2013 Incentive Share Option Plan as anemded on October 4, 2023 (4)

4.3	Registration and Information Rights Agreement, dated December 2013, by and among Galmed Pharmaceuticals Ltd., Shirat HaChaim Ltd., David & Debora Goldfarb, Medgal S.A. and G. Yarom Medical Research Ltd. (2)

4.4	Personal Employment Agreement, dated December 23, 2013, by and between Galmed Medical Research Ltd. and Allen Baharaff (2)

4.5	Amendment No.1 to Employment Agreement by and between Galmed Research and Development Ltd. and Allen Baharaff (10)

4.6	Amendment No.2 to Employment Agreement by and between Galmed Research and Development Ltd. and Allen Baharaff(12)

4.7	Amendment No.3 to Employment Agreement by and between Galmed Research and Development Ltd. And Allen Baharaff(13)

4.8	Compensation Policy of Galmed Pharmaceuticals Ltd.(5)

4.9	Lease, dated March 22, 2015, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(8)

4.10	Addendum to Lease, dated February 27, 2017, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd. (8)

4.11	Addendum to Lease, dated August 8, 2018, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(11)

4.12	Addendum to Lease, dated March 11, 2021, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(12)

4.13	Sales Agreement, dated March 26, 2021, among Galmed Pharmaceuticals Ltd., Cantor Fitzgerald & Co. and Canaccord Genuity LLC.(9)

4.14	Form of Securities Purchase Agreement (14)

4.15	Form of Placement Agency Agreement (15)

142

4.16	Form of Pre-Funded Warrant (16)

4.17	Form of Warrant (17)

4.18	Form of Placement Agent Warrant (18)

8.1	List of subsidiaries of Galmed Pharmaceuticals Ltd.*

11.1	Code of Business Conduct and Ethics of Galmed Pharmaceuticals Ltd.(7)

12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Chief Accounting Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of Chief Executive Officer and Chief Accounting Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Brightman Almagor Zohar & Co.*

97.1	Executive Officer Clawback Policy*

101.INS	Inline XBRL Instance Document*

101.SCH	Inline XBRL Taxonomy Extension Schema Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)	Incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed with the SEC on February 28, 2014.

(2)	Incorporated herein by reference to the Registration Statement on Form F-1, filed with the SEC on February 6, 2014.

(3)	Incorporated herein by reference to the Company’s Report on Form 6-K filed with the SEC on June 1, 2016.

(4)	Incorporated herein by reference to Exhibit A to the Company’s Report on Form 6-K filed with the SEC on April 2, 2015.

(5)	Incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 16, 2023.

(6)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2015.

143

(7)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 22, 2016.

(8)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 23, 2017.

(9)	Incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on March 26, 2021.

(10)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 13, 2018.

(11)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 13, 2019.

(12)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2021.

(13)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on May 2, 2022.

(14)	Incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on July 18, 2023.

(15)	Incorporated herein by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on July 18, 2023.

(16)	Incorporated herein by reference to Exhibit 10.3 to the Company’s Report on Form 6-K filed with the SEC on July 18, 2023.

(17)	Incorporated herein by reference to Exhibit 10.4 to the Company’s Report on Form 6-K filed with the SEC on July 18, 2023.

(18)	Incorporated herein by reference to Exhibit 10.5 to the Company’s Report on Form 6-K filed with the SEC on July 18, 2023.

(19)	Incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 16, 2023.

*Filed herewith.

144

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALMED PHARMACEUTICALS LTD.

By:	/s/ Allen Baharaff
Allen Baharaff
President, Chief Executive Officer and Chairman

Date: April 4, 2024

145