Form 20-F
period 2024-12-31
Galmed Pharmaceuticals Ltd.
filed 2025-04-02
CIK 1595353

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

N/A

(Title of each class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2024): 1,654,428 ordinary shares are outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

All information in this Annual Report on Form 20-F relating to shares or price per share reflects the 1-for-15 reverse share split effected by us on May 15, 2023 and the 1-for-12 reverse share split effected by us on August 29, 2024.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy;

●	the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop;

●	completion and receiving favorable results of any pre-clinical or clinical trial;

●	regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	the commercial launch and future sales of Aramchol and any future product candidates;

●	our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product;

●	our ability to achieve favorable pricing for Aramchol, or any other product candidate;

●	third-party payor reimbursement for Aramchol, or any other product candidate;

●	our estimates regarding anticipated capital requirements and our needs for additional financing;

●	market adoption of Aramchol or any other product candidate by physicians and patients;

●	the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate;

●	our ability to obtain and maintain adequate protection of our intellectual property;

●	the possibility that we may face third-party claims of intellectual property infringement;

●	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

●	our ability to establish adequate sales, marketing and distribution channels;

●	intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

●	our expectations regarding licensing, acquisitions and strategic operations;

●	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Risks Related to Our Financial Position and Capital Requirements

●	We are a biopharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

●	We have not yet commercialized any products and we may never be able to do so, and even if we do, the products may not gain market acceptance.

●	We will need substantial, additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

●	We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of Aramchol or any other product candidate. If we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize Aramchol or any other product candidate.

Risks Related to Our Business, Industry and Regulatory Requirements

●	We depend largely on the success of our lead product candidate, Aramchol, and we may not obtain regulatory approval of Aramchol.

●	Our activities to identify and, evaluate new indications and product candidates and expand our product portfolio may not be successful.

●	The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons.

●	We are advancing the development of Aramchol in combination with other therapies, which exposes us to additional risks.

●	We may be forced to abandon development of Aramchol or any other product candidate which would have a material adverse effect on our business and may force us to cease operations.

●	We have historically developed Aramchol for the treatment of NASH, and there is significant uncertainty regarding the regulatory approval process. In addition, during 2022, we discontinued our open label part of the ARMOR Study and we do not currently expect to initiate the second part of the ARMOR Study.

●	We manage our business through a small number of senior executive officers. We depend on them even more than similarly- situated companies.

Risks Related to Our Reliance on Third Parties

●	We have no manufacturing capacity and anticipate reliance on third-party manufacturers for Aramchol or any other product candidate.

●	Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and potential future product candidates.

●	We depend on third parties to conduct our clinical trials.

Risks Related to Our Intellectual Property

●	The failure to obtain or maintain patents, licensing agreements and other intellectual property rights that are sufficiently broad and protective could impact our ability to compete effectively.

●	We may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing, or increase the costs of commercializing, Aramchol or or any other product candidate.

Risks Related to Ownership of Our Ordinary Shares

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	The market price of our ordinary shares is volatile and you may sustain a complete loss of your investment.

●	If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our ordinary shares may be delisted and the price of our ordinary shares and our ability to access the capital markets could be negatively impacted.

●	Our U.S. shareholders may suffer adverse tax consequences due to our classification as a passive foreign investment company.

Risks Related to Israeli Law and Our Operations in Israel

●	Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel, such as the current war and security situation therein

●	Provisions of Israeli law and our articles of association, or Articles, may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

●	Your rights, liabilities and responsibilities as a shareholder will be governed by Israeli law and differ in some material respects from those under U.S. law.

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

We are a biopharmaceutical company with an operating history limited to pre-clinical and clinical drug development and no approved products. We are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development. During 2022, we discontinued the open-label part of the ARMOR Study having reached its objectives and at various times since have conducted a strategic review process. Following the discontinuation of our open label part of the ARMOR Study, we do not currently expect to initiate the second part of the ARMOR Study. In addition, we have limited operating experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. We have funded our research and development programs and operations to date primarily through proceeds from private placements and public offerings. We currently have no products approved for marketing in the United States or any other jurisdiction and have not generated any revenue from product sales to date, although we have historically generated revenue from our licensing agreement with Samil Pharm. Co., Ltd., or Samil. We have incurred operating losses in each year since the inception of our predecessor in 2000. Our loss attributable to holders of our ordinary shares for the years ended December 31, 2023, and 2024 was approximately $6.9   million and $7.5   million, respectively. As of December 31, 2024, we had an accumulated deficit of $200.5 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations.

Our ability to become profitable depends upon our ability to generate revenue in excess of our expenses. To date, we have not generated any significant revenue, excluding the licensing revenue we recorded in connection with that certain Samil Agreement (as defined below), as our lead product candidate, Aramchol and has not been approved by the FDA, nor has any other product candidate. We do not know when, or if, we will generate any revenue from sales of Aramchol and/or any other product candidate. We do not expect to generate revenue other than subsequent royalties and/or milestones that can be earned in connection with the Samil Agreement or other potential license agreements, unless and until we, or an ultimate third-party licensor or acquirer, obtain regulatory and marketing approval of, and commercialize, Aramchol or any other product candidate. We expect to continue to incur significant research and development and general and administrative expenses related to our operations. We expect to continue to incur losses, which may be significant.

Based on our current operating plan, we expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

●	commence any clinical trials for Aramchol and or any other product candidate and initiate additional research and development programs;

●	seek regulatory approvals for Aramchol or any other product candidate;

●	seek to in-license additional products or technologies to develop;

●	expand our operational, financial and management systems and personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company;

●	hire additional management and other personnel; and

●	move towards commercialization of Aramchol or any other product candidate.

We may out-license Aramchol or any other product candidate including through a territorial license, a worldwide license, or a license for a particular indication, before it is approved by any applicable regulatory agency, commercialized and/or generates revenue, depending on a number of factors, including, but not limited to, our ability to:

●	demonstrate a compelling and/or novel, pre-clinical, unique mechanism of action of Aramchol or any other product candidate;

●	obtain adequate clinical results from and progress from the clinical development of Aramchol or any other product candidate;

●	develop and obtain regulatory approvals in the countries and for the uses we intend to pursue for Aramchol or any other product candidate;

●	contract for the manufacture of commercial quantities of Aramchol or any other product candidate by a current good manufacturing practice, or cGMP, compliant manufacturing facility at acceptable cost levels if marketing approval is received; and

●	establish external, and potentially in the future, internal, sales and marketing capabilities to effectively market and sell Aramchol or any other product candidate in the United States and other countries.

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

We expect our research and development expenses to significantly increase if we were to re-initiate our ARMOR Study or initiate any other pre-clinical or clinical trials. In addition, if we obtain marketing approval for Aramchol or any other product candidate and opt to commercialize it ourselves, we will likely initially incur significant expenses associated with outsourcing sales, marketing and manufacturing functions to third parties, as well as continued research and development expenses. Furthermore, we expect to incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

Our limited operating history makes it difficult to evaluate our business and prospects.

Our operating history is limited to pre-clinical and clinical development and our operations to date have been limited primarily to research and development, raising capital and recruiting scientific and management personnel and third-party partners. Therefore, it may be difficult to evaluate our business and prospects. We have not yet demonstrated an ability to commercialize or obtain regulatory approval for any product candidate. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development and/or commercialize our product candidates, obtain regulatory approvals or achieve market acceptance or favorable pricing for our product candidates.

We have not yet commercialized any products and we may never be able to do so, and even if we do, the products may not gain market acceptance.

We have not yet commercialized any products and we may never be able to do so. During 2022, we discontinued the open-label part of the ARMOR Study having reached its objectives and at various times since have conducted a strategic review process. Following the discontinuation of our open label part of the ARMOR Study, we do not currently expect to initiate the second part of the ARMOR Study. We are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development. We do not know when or if we will complete development of Aramchol or any other product candidate, obtain regulatory approval, or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance for these products will depend on a number of factors, including:

●	the timing and scope of regulatory approvals in the countries we intend to pursue with respect to the commercialization of Aramchol or any other product candidate, including the indications for which they are approved;

●	the competitive environment;

●	the ability for Aramchol or any other product candidate to be manufactured, whether by us or third parties, in compliance with applicable regulatory requirements, including cGMP;

●	our ability to effectively promote Aramchol or any other product candidate, whether directly or using third parties, consistent with the approved indications and labeling in the countries in which we intend to pursue approval;

●	the acceptance by the medical community of the safety and clinical efficacy of Aramchol or any other product candidate and their potential advantages over other therapeutic products;

●	the development of a non-invasive method for diagnosing NASH as an alternative to the current gold standard of liver biopsy, which we view as a rate-limiting factor to complete market uptake because of its expense and its risks and discomfort to patients;

●	the adequacy and success of distribution, sales and marketing efforts, including through strategic agreements with pharmaceutical and biotechnology companies; and

●	the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

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

As of December 31, 2024, we had a net working capital of $14.0 million, cash and cash equivalents of $4.7 million, restricted cash of $0.1 million, short term deposits of $3.5 million and marketable debt securities of $7.2 million. Based on our current operating plan, we currently estimate that our cash position will support our current operations as currently conducted for more than 12 months from the date of issuance of this annual report. We will need to raise substantial, additional capital to fund our operations and develop Aramchol for, and beyond its current development stage, and ultimately commercialize it, if we opt to do so ourselves. In addition, we may expand our current research and development focus and clinical operations beyond our current focus, which we expect will also require additional capital. Our future capital requirements will depend on many factors including:

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the regulatory pathway of Aramchol or any other product candidate;

●	the scope, prioritization and number of our clinical trials and other collaboration, research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol or any other product candidate;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for Aramchol or any other product candidate;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol or any other product candidate;

●	market conditions;

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and

●	the security situation in Israel, which may exacerbate the magnitude of the factors discussed above.

Under General Instruction I.B.5 to Form F-3, or the Baby Shelf Rule, the amount of funds we can raise through primary public offerings of securities in any 12-month period using our registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by non-affiliates of the Company. As of March 21, 2025, our public float was approximately $5.0 million, based on 2,192,597 ordinary shares held by non-affiliates and a price of $2.26 per share, which was the last reported sale price of our ordinary shares on the Nasdaq Capital Market on 21, 2025. We therefore are limited by the Baby Shelf Rule as of the filing of this annual report, until such time as our public float exceeds $75 million. If we are required to file a new registration statement on another form, we may incur additional costs and be subject to delays due to review by the SEC Staff.

Changing circumstances may cause us to consume capital significantly faster than we currently anticipate, such as losing our Small and Medium Enterprise status at the EMA, which entitles us to significant fee reductions. Because there are numerous risks and uncertainties associated with the development and commercialization of Aramchol or any other product candidate, we are unable to estimate the amount of increased capital outlays and operating expenditures associated with our anticipated clinical trials. We have no committed external sources of funds. Additional financing may not be available when we need it or may not be available on terms that are favorable to us and additional financing may cause significant dilution to our existing shareholders. If adequate funds are not available to us on a timely basis, or at all, we may be required to terminate or delay planned clinical trials or other development activities for Aramchol or any other product candidate.

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

In addition, our authorized share capital consists of 50,000,000 ordinary shares, par value NIS 0.15  per share. As of March 21, 2025, we had 2,258,034   ordinary shares issued and outstanding. As of the date of this Annual Report, we also had outstanding warrants to purchase 173,333 ordinary shares with an exercise price of $15.00 per share. To the extent that warrants are exercised, holders of our ordinary shares will experience dilution.

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

Our long-term capital requirements are expected to depend on many potential factors, including, among others:

●	the number of product candidates in development;

●	the size, duration and scope of existing and future clinical trials and pre-clinical studies;

●	the regulatory pathway for the approval of Aramchol or any other product candidate;

●	the results of our clinical trials, which are unpredictable in product candidate development;

●	our ability to successfully commercialize Aramchol or any other product candidate, including securing commercialization and out-licensing agreements with third parties and favorable pricing and market share;

●	the progress, success and cost of our clinical trials and research and development programs, including those associated with milestones and royalties;

●	the costs, timing and outcome of regulatory review and obtaining regulatory approval of Aramchol or any other product candidate and addressing regulatory and other issues that may arise post-approval;

●	the breadth of the labeling, assuming that Aramchol or any other product candidate are approved for commercialization by a relevant regulatory authority, which may not occur;

●	our need, or decision, to acquire or in-license complementary technologies or new platform technologies or product candidates;

●	the costs of enforcing our issued patents and defending intellectual property-related claims;

●	the costs of investigating patents that might block us from developing potential product candidates;

●	the costs of recruiting and retaining qualified personnel;

●	the costs associated with contracting with third parties to manufacture the product and to perform other necessary services;

●	our revenue, if any; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

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

Our activities to identify and evaluate new indications and product candidates and expand our product portfolio may not be successful.

We are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development. However, there can be no assurance that our research efforts or our screening system will accurately or consistently select among various indications and product candidates those that have the highest likelihood to achieve, and that ultimately achieve, commercial success.

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

In addition, at various times in the past we have conducted a strategic review process. If we conduct any further strategic review process, any strategic transaction may require us to incur non-recurring or other charges, may increase our near- and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results. For example, these transactions may entail numerous operational and financial risks, including:

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

For example, in June 2023, we announced the closing of a strategic investment in OnKai, Inc., or OnKai, (see “Item 4. Information on the Company— Strategic Collaborations, Research Arrangements and other Agreements—Onkai.”) and determined that an impairment in the amount of approximately $1.1 million should be recognized as of December 31, 2024.

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

We may not be able to complete or commence the clinical trials that would support our submission of an NDA to the FDA, a Marketing Authorization Application or MAA, to the EMA or MHRA or any similar submission to regulatory authorities in other countries. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. The fact that the FDA, EMA, MHRA or other regulatory authorities generally require a company to conduct human clinical trials is no assurance or guarantee that the trials will be successful. On the contrary, most candidate drugs that begin clinical trials do not prove to be successful and do not result in the filing of an NDA, MAA or similar filing. Drug candidates that successfully complete one phase of clinical trials may prove unsuccessful at a subsequent phase. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements and in part because the results of clinical trials are inherently uncertain and unpredictable. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. Regulatory authorities, such as the FDA, may decline to permit a clinical trial to proceed or may suspend a clinical trial that it has previously permitted to proceed. Additionally, the clinical trial process is time-consuming, and failure can occur at any stage of the trials. We may encounter problems that cause us to abandon, delay or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

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

Even if we re-initiate the Phase 3 ARMOR Study, the ARMOR Study may still be terminated as a result of, but not limited to, safety signals, lack of efficacy, uncertainties with regard to the regulatory pathway for the approval of NASH drugs, or commercial considerations based on the cost-benefit of continuing to run the study. In addition, any clinical trial that we conduct may be suspended or terminated by us, the FDA or other regulatory authorities, the principal investigator at a site, the IRBs at the sites where such boards are overseeing a trial or the data safety monitoring board, or the DSMB, that is overseeing the clinical trial at issue, or other regulatory authorities due to a number of factors, including:

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

Historically, we experienced material delays in both the ARMOR Study largely related to significantly slower than expected recruitment and the ARREST Study largely related to significantly slower than expected recruitment and the length of time required to obtain regulatory authorizations to proceed with clinical trials. We may experience delays in any or all of our clinical trials that we conduct and there can be no assurance that we will not experience such risks in the future as we progress with our planned clinical trials.

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

We are advancing the development of Aramchol in combination with other therapies, which exposes us to additional risks.

We are advancing the development of Aramchol in combination with investigational therapies. We will not be able to market and sell Aramchol or any product candidate we develop in combination with an unapproved therapy for a combination indication if that unapproved therapy does not ultimately obtain marketing approval either alone or in combination with our product candidate. In addition, unapproved therapies face the same risks described with respect to Aramchol or any other product candidate currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA, EMA or MHRA approval. If the FDA, EMA, MHRA or comparable foreign regulatory authorities do not approve these other drugs or revoke their approval of, or if safety, efficacy, quality, manufacturing or supply issues arise with the product candidates we choose to evaluate in combination with our product candidate we develop, we may be unable to obtain approval of or market such combination therapy.

We may be forced to abandon development of Aramchol or any other product candidate which would have a material adverse effect on our business and may force us to cease operations.

Upon the completion of any clinical or pre-clinical trial and/or tests, the results might not support the desired indications for use. Further, success in earlier clinical trials does not ensure that later clinical trials will be successful, and the results of later clinical trials may not replicate the results of prior clinical trials or pre-clinical testing. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial or variability in interpretation of results may not become apparent until the clinical trial is well advanced. The clinical trial process may fail to demonstrate that Aramchol or any other product candidate is sufficiently safe and/or effective for the indications we seek to receive FDA or other regulatory approval. Any such failure may cause us to abandon Aramchol or any other product candidate and may delay development of other potential product candidates. Any delay in, or termination or suspension of, our clinical trials may delay the requisite filings with the FDA or other regulatory agencies and, ultimately, our ability to commercialize Aramchol or any other product candidate and generate product revenues. If the results of any study, including in any interim readout, are not sufficiently compelling, then the completion of development of our product candidates may be significantly delayed or abandoned which would have material adverse effect on our business, liquidity, operating results and financial condition and may force us to cease operations.

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

In addition, the FDA has indicated that the results of the ARMOR Study must demonstrate study findings that demonstrate findings of a high level of efficacy for a single Phase 3 study to support approval of an NDA. Therefore, even if the ARMOR Study meets all of its statistical goals and protocol endpoints, the FDA may not view the results as sufficient to support an NDA.

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

The lack of a reliable non-invasive method for the diagnosis of NASH and fibrosis is likely to present a major challenge to Aramchol’s market penetration in the NASH market, if ever commercialized for this indication.

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

While other companies in the industry are currently working on advancing non-invasive diagnostic approaches, none of these has been clinically validated, and the timetable for commercial validation, if at all, is uncertain. Moreover, such diagnostics may also be subject to regulation by FDA or other regulatory authorities as medical devices and may require premarket clearance or approval. See also “Item 3. Key Information—Risk Factors —Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements —- We have historically developed Aramchol for the treatment of NASH, an indication for which there are no approved products, and there is significant uncertainty regarding the regulatory approval process. In addition, during 2022, we discontinued our open label part of the ARMOR Study and we do not currently expect to initiate the second part of the ARMOR Study.”

Obtaining approval of an NDA, or other regulatory approval, even after clinical trials that are believed to be successful, is an uncertain process.

Even if we complete clinical trials and believe that the clinical data confirms that Aramchol or any other product candidate is sufficiently safe and effective for its intended use or uses, obtaining approval of an NDA, or other regulatory approval, is an extensive, lengthy, expensive and uncertain process, and the FDA and other regulatory agencies may delay, limit or deny approval of such product candidate for many reasons, including, without limitation, the fact that:

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

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, patient willingness to undergo a liver biopsy (in the case of NASH), competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and disadvantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating, and actual or threatened public health emergencies and outbreaks of disease. Potential patients for Aramchol or any other product candidate may not be adequately diagnosed or identified with the diseases which we are targeting or may not meet the entry criteria for our studies.

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

Even if we receive regulatory approval to market a particular product candidate, any such product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could negatively affect us by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of the approved product, withdrawal of FDA approval of the previously approved product, or voluntary withdrawal from the marketplace of the approved product. Absence of long-term safety data may also limit the approved uses of Aramchol or any other product candidate, if any. If we fail to comply with the regulatory requirements of the FDA, and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including the following:

●	suspension or imposition of restrictions on operations, including costly new manufacturing requirements;

●	refusal to approve pending applications or supplements to applications;

●	suspension of any clinical trials;

●	suspension or withdrawal of marketing approval;

●	an injunction or imposition of civil or criminal penalties or monetary fines;

●	seizure or detainment of products;

●	banning or restriction of imports and exports;

●	issuance of warning letters or untitled letters;

●	suspension or imposition of restrictions on operations, including costly new manufacturing requirements; or

●	refusal to approve pending applications or supplements to applications.

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

If any product candidate is approved for commercialization outside the United States or we out-license a product candidate to additional territories outside the United States, we will likely enter into agreements with third parties to commercialize a product candidate outside the United States. We expect that we will be subject to additional risks related to entering into or maintaining international business relationships, including, without limitation:

●	different regulatory requirements for drug approvals in foreign countries;

●	differing U.S. and foreign drug import and export rules;

●	reduced protection for intellectual property rights in foreign countries;

●	unexpected changes in tariffs, trade barriers and regulatory requirements;

●	different reimbursement systems;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

●	workforce uncertainty in countries where labor unrest is more common than in the United States;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

●	potential liability resulting from development work conducted by these distributors;

●	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency); and

●	risks associated with clinical co-development agreements in other jurisdictions prior to or post-regulatory approval.

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

The commercial success of a product candidate for which we obtain marketing approval from the FDA, or other regulatory authorities, will depend on the breadth of its approved labeling and upon the acceptance of the product by the medical community, including physicians, patients and healthcare payors. The degree of market acceptance of any approved product will depend on a number of factors, including, without limitation:

●	demonstration of clinical safety and efficacy compared to other products;

●	ability of physicians to accurately make a diagnosis in its early stages;

●	the relative convenience and ease of administration;

●	the prevalence and severity of any adverse side effects;

●	limitations, warnings or contraindications contained in the product’s approved labeling;

●	distribution and use restrictions imposed by the FDA, or other regulatory agencies, or agreed to by us as part of a mandatory or voluntary REMS;

●	availability of alternative treatments, including, any competitive products already approved or expected to be commercially launched in the near future;

●	pricing and cost effectiveness;

●	the effectiveness of our, or any future collaborators’, sales and marketing strategies;

●	our ability to obtain sufficient third-party coverage or reimbursement; and

●	the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage.

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

Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, cyber intrusions, natural disasters, fire, terrorism, war, and telecommunication and electrical failures. If such an event were to occur and interrupt our operations, it could result in a material disruption of our drug development programs and inflict reputational harm upon us that may result in decreased market value and erode public trust. For example, the loss of clinical trial data from planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, access to our clinical data, or disruption of the manufacturing process, we could incur liability and the further development of our drug candidates could be delayed.

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

In the United States and other countries, sales of Aramchol or any other product candidate will depend in part upon coverage of the product and the availability of reimbursement from third party payors, including governmental authorities, managed care organizations and other private health insurers. Third-party payors are increasingly challenging the price and examining the coverage of products based on cost effectiveness of the medical products and services.

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

We are or may in the future be subject to federal, state, and foreign healthcare and data privacy laws and regulations pertaining to, among other things, fraud and abuse of patients’ rights. These laws and regulations include:

●	The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. This statute has been interpreted to apply broadly to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. In addition, the Affordable Care Act amended the Social Security Act to provide that the U.S. government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. A conviction for violation of the Anti-kickback Statute requires mandatory exclusion from participation in federal health care programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and those activities may be subject to scrutiny or penalty if they do not qualify for an exemption or safe harbor.

●	The federal civil False Claims Act, or FCA, prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. This statute also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. The U.S. Department of Justice announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as FCA defendants in addition to the corporations. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties assessed on a per false claim or statement basis. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.

●	The federal False Statements Statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services.

●	The federal Civil Monetary Penalties Law authorizes the imposition of substantial civil monetary penalties against an entity, such as a pharmaceutical manufacturer, that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment.

●	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), which imposes requirements on certain types of people and entities relating to the privacy, security, and transmission of individually identifiable health information, requires notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information. Additionally, Washington State has enacted the My Health My Data Act, which enhances the privacy and security of consumer health data not covered by HIPAA. The law’s provisions began to take effect on March 31, 2024, for larger entities, with additional requirements for smaller entities taking effect on June 30, 2024. This legislation aims to enhance the privacy and security of consumer health data not covered by HIPAA. This law grants consumers rights over their health data, requires explicit consent for data collection and sharing, and mandates reasonable security measures. It applies to entities doing business in Washington or targeting Washington residents.

●	The federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members, which is published in a searchable form on an annual basis. Effective January 1, 2022, covered manufacturers will also be required to report on payments and other transfers of value to physician assistants, nurse practitioners or clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, and certified nurse-midwives during the previous year.

●	State laws comparable to each of the above federal laws, such as, for example, anti-kickback and false claims laws that may be broader in scope and also apply to commercial insurers and other non-federal.

●	Payors requirements for mandatory corporate regulatory compliance programs, and laws relating to patient data privacy and security. Other state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

●	In the European Union, the General Data Protection Regulation, or GDPR,—Regulation EU 2016/679—was adopted in May 2016 and became applicable on May 25, 2018, or GDPR. The GDPR, as amended on May 4, 2016, further harmonizes data protection requirements across the European Union member states and Norway, Iceland and Liechtenstein by establishing new and expanded operational requirements for entities that collect, process or use personal data generated in the European Economic Area (the 27 member states of the EU and Norway, Iceland and Liechtenstein), including consent requirements for disclosing the way personal information will be used, information retention requirements, and notification requirements in the event of a data breach.

●	In the United Kingdom, following the UK’s exit from the European Union on 31 December 2020, the GDPR continues to form part of the law in the UK with some amendments (UK GDPR). There is a risk of divergence in the future, which may increase our overall data protection compliance costs.

●

The California Consumer Privacy Act of 2018, or CCPA, effective as of January 1, 2020, as amended by the California Privacy Rights Act, or the CPRA, which entered into substantial effect on January 1, 2023 (referred to as CCPA), gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, that is expected to increase data breach litigation. The CCPA imposes new operational requirements for companies, including new data privacy rights for consumers, increasing regulation on online advertising, creating a new California Privacy Protection Agency (CPPA) to enforce the law, regulating the sale or sharing of personal information, and adding greater transparency standards for privacy policies. Lack of compliance with the CCPA and its requirements could result in enforcement actions, litigation, fines and penalties (up to $7,500 per intentional violation and $2,500 per other violation). California consumers also have a private right of action under the CCPA for certain data breaches and can recover civil damages of up to $750 per incident, per consumer or actual damages, whichever is greater. In addition, over a dozen other states have passed or are considering similar legislation, which has created and will continue to create additional compliance obligations and risks. More generally, some observers have noted the CCPA, and other state laws could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business. In California, certain practices related to tracking technologies, chatbots, cookies or session recording have triggered CIPA-based claims (i.e. based on California’s Invasion of Privacy Act).

Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulations (for example, the Virginia Consumer Data Protection Act (VCDPA) effective as of January 1, 2023, the Colorado Privacy Act (CPA) effective as of July 1, 2023, Connecticut Data Privacy Act (CDPA) effective as of July 1, 2023, Utah Consumer Privacy Act (UCPA) effective as of December 31, 2023, the Texas Data Privacy and Security Act (TDPSA) effective as of July 1, 2024, the Oregon Consumer Privacy Law (OCPA) effective as of July 1, 2024, the Florida Digital Bill of Rights (FDBR) effective as of July 1, 2024 and the Montana Consumer Data Privacy Act (MTCDPA) effective as of October 1, 2024) that impose new privacy rights and obligations. More generally, some observers have noted that the CCPA, together with the VCDPA, the CPA, the CDPA, the UCPA, the TDPSA, the OCPA, the FDBR and MTCDPA could mark the represent a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

●

In addition, we are subject to the Israeli Privacy Protection Law, 1981 (“PPL”), and its regulations, including but not limited to the Israeli Privacy Protection Regulations (Data Security) 2017 (“Security Regulations”), as well as the guidelines of the Israeli Privacy Protection Authority (“PPA”). These impose obligations regarding how certain personal data is processed, maintained, transferred, disclosed, accessed, and secured. Therefore, significant changes to the PPL or Security Regulations may necessitate adjustments to our data protection and security practices.

In this context, material amendments to the PPL were approved by the Israeli Parliament in August 2024 and will take effect on August 14, 2025 (“Amendment 13”). Among other things, Amendment 13 expands the PPA’s authority to investigate incidents where there is concern of privacy violation and to impose monetary sanctions that are considerably higher than those currently available under the PPL and its regulations. Additionally, Amendment 13 introduces new obligations for parties processing personal data, which may require us to modify our data practices and policies, appoint mandatory positions, and consequently, to incur substantial costs to align our privacy and data protection practices in Israel.

Moreover, in January 2025, the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 2023 (“EU Regulations”) came into effect also with respect to personal data related to Israeli individuals. As a result, we may need to adjust our practices, particularly those concerning data subjects’ rights.

Failure to comply with the PPL, its regulations, and PPA guidelines may expose us to administrative fines, civil claims (including class actions), and, in certain cases, criminal liability. Upon Amendment 13 taking effect in August 2025, the sanctions for non-compliance with the PPL and its regulations (including the Security Regulations and the EU Regulations) will be significantly increased and, in certain cases, may reach substantial amounts in the millions of NIS.

The rapid advancements in artificial intelligence (“AI”) present both opportunities and challenges for our industry. There is a risk that the evolving AI landscape could reduce the demand for some of our simple service offerings within the writing, translation, and graphic and design verticals. At the same time, our recent initiatives to provide services that support AI technology could create additional demand for new services that were not previously on our marketplace. As we continue to invest in and expand our AI related services, we are fully aware of the complexities and the competitive nature of this area. We are also attentive to the evolving regulatory environment surrounding AI. Our ability to successfully adapt and incorporate AI technologies and related services into our product offerings in a timely, effective, and compliant manner is critical. Failure to do so may result in a competitive disadvantage, potentially reducing the demand for our services and adversely affecting our business performance.

On May 17, 2024, Colorado enacted the Colorado AI Act. The Colorado AI Act creates duties for developers and for those that deploy AI. There is a specific focus on bias and discrimination. The Act will go into effect on February 1, 2026. More than 40 state AI bills were introduced in the U.S.

The European Union’s Artificial Intelligence Act (the “EU AI Act”) was published in the EU Official Journal on July 12, 2024, and is the first comprehensive horizontal legal framework for the regulation of AI across the EU. The EU AI Act entered into force on August 1, 2024, and the provisions on Prohibited Activities and article 4 on AI Literacy will take effect on 2 February 2025, and most of the other obligations are expected to take gradual effect by 2026, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models. The EU AI ACT will apply to six categories of entities: providers, deployers, importers, distributors, product manufacturers and authorized representatives. Examples of fines for noncompliance include administrative fines ranging from the higher of €35,000,000 or up to 7 percent of a company’s total worldwide annual turnover for non-compliance with prohibited AI practices, or the higher of €7,500,000 or up to 1 percent of a company’s total worldwide annual turnover for the supply of incorrect, incomplete, or misleading information to notified bodies and national competent authorities. Once gradually applicable, the EU AI Act will have a material impact on the way artificial intelligence is regulated in the EU, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy and general purpose artificial intelligence. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, require technical changes, development and implementations, which could adversely affect our business, financial condition and results of operations.

The EU Data Act, adopted on November 27, 2023, establishes rules for data sharing and reuse in the European Union, with most obligations effective from September 2025. It aims to enhance the EU’s data economy by improving data accessibility and usability, fostering innovation, and ensuring equitable value distribution among data economy participants. The EU Data Act empowers users of connected products—whether owned, leased, or rented—with greater control over the data they generate, while maintaining incentives for investments in data technologies. It also sets general conditions for data sharing between businesses and imposes measures to boost fairness and competition in the European cloud market. Additionally, the EU Data Act safeguards companies from unfair contractual terms related to data sharing imposed by dominant market players. Compliance may require us to implement new data management protocols, technological development and changes and review contractual practices, potentially increasing operational costs.

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

This could also apply with respect to data privacy. In the EU (at that time including the United Kingdom), the EU Directive 95/46/EEC was replaced by the GDPR on May 25, 2018. The GDPR, as amended on May 4, 2016, as an EU regulation does not have to be implemented into Member States’ national law, but applies directly in all Member States since May 25, 2018. It applies to companies with an establishment in the European Economic Area (EEA) and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor individuals located in the EEA. The GDPR implements more stringent operational requirements for controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities. The GDPR provides that EU Member States may continue to make their own further laws and regulations in relation to the processing of genetic, biometric or health data, which could result in continued or new differences between Member States, limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition. The GDPR continues to form part of law in the United Kingdom with some amendments following the United Kingdom’s exit from the European Union on 31 December 2020 (UK GDPR) although there is a risk of divergence in the future which may increase our overall data protection compliance cost. We are also subject to evolving and strict rules on the transfer of personal data out of the European Union and United Kingdom to the United States. Further prospective revision of the Directive on privacy and electronic communications (Directive 2002/58/EC, as amended), or ePrivacy Directive, and equivalent United Kingdom Legislation may affect our marketing communications.

We have implemented procedures to ensure compliance with the GDPR and UK GDPR and its requirements. Our actual or alleged failure to comply with this regulation, or to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity, increase our operating costs, subject us to claims or other remedies and have a material adverse effect on our business, financial condition, and results of operations. It is not always possible to identify and deter misconduct by employees or other parties. The precautions we take to detect and prevent such activity may not protect us from legal or regulatory action resulting from a failure to comply with applicable laws or regulations. Misconduct by our employees, principal investigators, consultants, commercial partners or vendors could result in significant financial penalties, criminal sanctions, civil law claims and/or negative media coverage, and thus have a material adverse effect on our business, including through the imposition of significant fines or other sanctions, and our reputation. In particular, failure to comply with EU laws, including failure under the GDPR, UK GDPR and other laws relating to the security of personal data may result in fines up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability, which may be onerous and adversely affect our business, financial condition, results of operations and prospects. Failure to comply with the GDPR, UK GDPR and related laws may also give risk to increase risk of private actions, including a new form of class action that is available under the GDPR and UK GDPR.

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

Our market is subject to intense competition. If we are unable to compete effectively, Aramchol or any other product candidate that we develop may be rendered suboptimal, noncompetitive or obsolete.

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

Scrutiny of sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

Public companies have recently faced scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. Such scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, we may be subject to investor or regulator engagement regarding such matters. Our failure to comply with any applicable ESG rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

Risks Related to Our Reliance on Third Parties

We have no manufacturing capacity and anticipate reliance on third-party manufacturers for Aramchol any other product candidates.

We do not currently operate manufacturing facilities for the production of Aramchol or its API. We still have not, and may never, develop facilities for the manufacture of product candidates or products for clinical trials or commercial purposes. We rely on third-party manufacturers to produce bulk drug products required for our clinical trials. Our contract manufacturers have not completed commercial development and validation processes of the Aramchol API and we have experienced delays in the development of the Aramchol meglumine formulation. Drug product manufacturing processes may experience further difficulties and delays in production.

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

We transitioned from Aramchol free acid to Aramchol meglumine (salt) in our double-blind, placebo-controlled histology-based registrational part of the ARMOR Study and are continuing this transition in other clinical trials of Aramchol. As part of our research and development studies, we have confirmed that several Aramchol salts have improved solubility as compared to the existing form of Aramchol free acid. We have pending patent applications and have been granted patents directed to composition of matter of Aramchol meglumine as well as a wide range of other salts.

There can be no assurance that the U.S. Patent and Trademark Office, or the USPTO, or any other foreign equivalent will issue any additional patents based on the patent applications that we submitted to protect our Aramchol salts or nor, should the USPTO or foreign equivalent issue any patents to us with respect to the Aramchol salts or that we will be provided with adequate protection against potentially competitive products. Furthermore, if foreign equivalent issues us one or more patents for the Aramchol salts or with respect to already issued patents for the Aramchol salts or there can be no assurance that the issued patents will be of any commercial value, or that private parties or competitors will not successfully challenge these patents or circumvent these patents in the United States or their counterparts abroad. In the absence of adequate patent protection, our business may be adversely affected by competitors who develop comparable technology or products and our commercial prospects may be materially adversely affected.

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

We may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing, or increase the costs of commercializing, Aramchol or or any other product candidate.

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

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

Since our initial public offering, the trading price of our ordinary shares has been volatile and is likely to continue to be volatile. In addition, the trading volume is and has been volatile and oftentimes relatively illiquid. The following factors, some of which are beyond our control, in addition to other risk factors described in this section, may have a significant impact on the market price and trading volume of our ordinary shares:

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory or inconclusive results of clinical trials;

●	delays or termination of any clinical trials;

●	adverse events in any clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to our product candidates;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any product liability actions or intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the pharmaceutical industry in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our board of directors, management or other key personnel;

●	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of drugs we, our licensees or others develop;

●	success of research and development projects;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates, cash flow guidance, or recommendations by securities analysts;

●	developments by our licensees, if any;

●	future issuances of ordinary shares or other securities; and

●	natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average value of our assets is attributable to assets that are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based upon our review of our financial data, we believe that we were a PFIC for our 2024 taxable year and expect to be a PFIC for the 2025 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2025 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder (as defined below) owns ordinary shares, such U.S. Holder could face adverse U.S. federal income tax consequences. For example, such U.S. Holder could be subject to additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition of our shares, whether or not we continue to be characterized as a PFIC. Certain adverse consequences of PFIC status can be mitigated if a U.S. Holder makes a “mark-to-market” election or an election to treat us as a qualified electing fund, or QEF. Upon request, we expect to provide the information necessary for U.S. Holders to make “qualified electing fund elections” if we are classified as a PFIC. There is no assurance, however, that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. Holders to make a QEF election Each investor is urged to consult its tax advisor with respect to the application of the PFIC rules. See also “Item 10. Additional Information—E. Taxation— Certain Material U.S. Federal Income Tax Considerations.”

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions, and may be subject to tax reporting obligations. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist any shareholder in determining whether such shareholder is treated as a United States shareholder with respect to any “controlled foreign corporation” in our group (if any) or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its tax advisors regarding the potential application of these rules to its investment in our ordinary shares.

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

During 2022, 2023 and 2024, the economy in the United States and global markets encountered a material increase in the level of inflation. The impact geopolitical developments, such as the Russia-Ukraine conflict and the security situation in Israel, and global supply chain disruptions had and continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Israel has carried out a number of targeted strikes on sites belonging to these terror organizations. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, culminating in a ceasefire agreed to between Israel and Lebanon in November 2024, the results of which are uncertain. In addition, Iran recently launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Such clashes may escalate in the future into a greater regional conflict.

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

While our executive offices are located in Ramat Gan, Israel, which is not near Israel’s borders where the main hostilities have taken place and none of our employees have been called into military reserve duty, to help mitigate the effects of Israel’s war with Hamas, we took several measures, including work-from-home measures and have a business continuity plan.

Disruptions that could severely impact our business, clinical trials, and supply chains, include:

●	limitations on employee resources that would otherwise be focused on the conduct of our business including because of military reserve duty call-ups in the future that impact our employees and the affect the current security situation in Israel on the productivity of our employees and external partners;

●	delays in necessary interactions with vendors, local regulators, and other important agencies and contractors due to limitations in employee resources; and

●	impacts from prolonged remote work arrangements, such as increased cybersecurity risks and strains on our business continuity plans.

The intensity and duration of the current security situation in Israel is difficult to predict, as are such war’s economic implications on the Company’s business and operations, on Israel’s economy in general, on the trading price of shares of our ordinary shares and could impact our ability to raise additional capital on a timely basis or at all. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing that may involve further downgrade in Israel’s credit rating by rating agencies, which may have a material adverse effect on the Company and its ability to effectively conduct its operations. If the ceasefire declared collapses or a new war commences or hostilities expand to other fronts, our operations may be adversely affected. The impact of the current war between Israel and Hamas may also have the effect of heightening many of the other risks described in the See “Item 3. Key Information—Risk Factors” in this annual report.

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

Our functional currency is the U.S. dollar. We incur expenses in U.S. dollars and New Israeli Shekels, or NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if either the NIS devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the U.S. dollar cost of our operations in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2024 was $1.00 = NIS 3.647 We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation, if any, of the NIS against the U.S. dollar.

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

Our principal executive offices and registered office in Israel is located at c/o Meitar Law Offices, 16 Abba Hillel Road, Ramat Gan, Israel 5250608 and our telephone number is +972-3-693-8448. Our lease at our prior principal executive offices expired on March 21, 2024. We did not extend the lease and are currently headquartered in Ramat Gan, Israel while we are in the process of searching for a new permanent location for our principal executive offices. Our website address is http://www.galmedpharma.com. The information contained on, or that can be accessed through, our website is neither a part of nor incorporated into this annual report. We have included our website address in this annual report solely as an inactive textual reference. Puglisi & Associates, or Puglisi, serves as our authorized representative in the United States for certain limited matters. Puglisi’s address is 850 Library Avenue, Newark, Delaware 19711.

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

B. Business Overview

We are a biopharmaceutical company focused on the development of Aramchol. Historically, we have focused almost exclusively on developing Aramchol for the treatment of liver disease and were previously developing Aramchol for primary sclerosing cholangitis, PSC, and exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of NASH and fibrosis.

We are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

Aramchol, our lead product candidate, is a synthetic conjugate of 3-amino cholic acid, or a type of modified bile acid, and arachidic acid, or a type of saturated fatty acid, which in its non-synthetic forms, is naturally occurring. The conjugated molecule acts upon important metabolic pathways, reducing fat accumulation in the liver, improving fatty acid oxidation and regulating the transport of cholesterol. The ability of Aramchol to decrease liver fat content may also reduce the inflammation and fibrosis in the liver and the risk of cardiovascular complications associated with NASH. Pre-clinical studies suggest Aramchol’s effect on fibrosis is also direct via collagen production from human hepatic stellate cells. We believe that Aramchol’s ability to reduce liver fat and liver fibrosis and the safety profile observed to date will enable it to be a treatment for all stages of NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus and prevent the hepatic complications associated therewith.

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

In May 2022, we announced our plan to expand into new anti-fibrotic indications to maximize the potential of Aramchol while at the same time discontinuing the open label part of its ARMOR Study having reached its objectives. Simultaneously, we initiated a cost reduction plan and at various times in the past have conducted a strategic review process. Following the discontinuation of our open label part of the ARMOR Study, we do not currently expect to initiate the second part of the ARMOR Study in the near term.

In May 2023, we announced the initiation of a new clinical program to evaluate Aramchol meglumine for the treatment of PSC, a rare disease for which there is no approved treatment. Currently, we do not have plans to continue the development of Aramchol for this indication.

During 2024, we entered into a collaboration agreement with the Massy Cancer Center at Virginia Commonwealth University according to which we aim to investigate the effect of adding Aramchol to prevent drug resistance to standard-of-care oncology agents in the treatment of hepatoma (hepatocellular carcinoma, or HCC), cholangiocarcinoma and colorectal cancer.

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

To date there is only one drug, Madrigal’s Rezdiffra (resmetirom), approved by the FDA for the treatment of NASH. Even though certain drugs, such as insulin sensitizers and antihyperlipidemic agents, are prescribed for some NASH patients, they are not approved for the treatment of NASH and their efficacy has not been proven in adequate and well-controlled clinical studies.

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

Part Two: Histology-Based and Clinically-Based Study

The second part of the ARMOR Study is a randomized, double-blind, placebo-controlled study to evaluate the safety and efficacy of Aramchol 300 mg BID to support regulatory approval, with both a histology-based phase and a clinically-based phase. As was designed, a total of 2000 subjects with NASH and liver fibrosis stage 2 and 3 who are overweight and are either pre-diabetic or have type 2 diabetes would be randomized 2:1 to receive Aramchol 300mg BID or matching placebo. In the histology-based phase, we intend to treat 1000 subjects with Aramchol or matching placebo for 72 weeks until the second biopsy. The histology-based data is intended to serve as the basis for the submission of a Sub-part H marketing authorization application under regulatory provisions of accelerated/conditional approval. The primary histology-based endpoint is NASH resolution without worsening of fibrosis or fibrosis improvement without NASH worsening. In the clinically-based phase, all subjects will continue with the same treatment assignment for up to seven years until study completion to confirm clinical efficacy. We may announce end-of-study at the time when a total of 380 subjects have experienced at least one pre-specified clinical event or at five years from last subject randomization, whichever comes first. The primary clinically-based endpoint is expected to be based on clinical events including all-cause mortality, histological progression to cirrhosis, MELD score >15, and hepatic decompensation events (e.g., hepatic encephalopathy, variceal bleeding, ascites). If the clinical trial results in the histology-based phase are positive, we planned to submit an NDA for Sub-part H accelerated/conditional approval to the FDA. As discussed elsewhere, we suspended the initiation of the double-blind placebo-controlled histology-based registrational part of ARMOR.

The following is a depiction of part two of the ARMOR Study:

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

Amilo-5MER was being developed through a research collaboration between us and the Hebrew University of Jerusalem. The molecule originated in the laboratory of Prof. David Naor, from the Lautenberg Center for Immunology and Cancer Research, Faculty of Medicine, The Hebrew University. Prof. Naor and his team were the first to publish this specific sequence in the prestigious scientific communication Journal of Clinical Investigation 1.

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

We are currently not pursuing the development of Amilo-5MER.

Additional Pre-clinical and Clinical Studies Required for Regulatory Submissions

Toxicology Studies

Since the completion of the Phase 2a study, pre-clinical toxicology studies have been conducted to support our clinical programs and regulatory submissions. These studies were performed in compliance with the EMA’s ICH M3 (R2) guidelines. The toxicity program for Aramchol included repeat dose studies of up to six months in rats and up to nine months in dogs by oral administration, the intended route of administration in the clinical trials and beyond. The dose level of 1000 mg/kg/day in rats and 1500 mg/kg/day in dogs, which is the maximal feasible dose in both species showed no side effect and therefore the highest dose of the study was selected as the no-observed-adverse-effect-level, or NOAEL. There were no observations noted in the rat study. The findings in the dog study were limited to changes in plasma lipids, including decreases in total blood cholesterol levels, LDL, HDL and phospholipids, and a slight increase in the size of the adrenal glands, which were considered to be an extension of the primary pharmacology of Aramchol and non-toxic effects, and skin scales from week 13 onwards in all Aramchol-treated groups, with a dose-related incidence. After six months this was not accompanied by any microscopic alteration of the skin and therefore considered not toxicologically relevant. Results from the study show that after nine months the presence of scales in all Aramchol-treated groups was accompanied by minor test item-related microscopic findings in the skin: Hyperkeratosis of the epidermis, correlating to the scales, and keratin plugs in the hair follicles (in males at 750/500 and 1500 mg/kg). After a 12-week treatment-free recovery period, fewer scales were noted and microscopically there was partial recovery. As these findings were minor and no clinical symptoms like scratching were noted, these findings were considered not adverse.

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

In May 2023, we announced the initiation of a new clinical program to evaluate Aramchol meglumine for the treatment of PSC, a rare disease for which there is no approved treatment. Currently, we do not have plans to continue the development of Aramchol for this indication.

In connection with our ongoing evaluation of Aramchol meglumine we have been conducting a bioavailability study to transition to Aramchol meglumine and to determine the optimal doses allowing Aramchol meglumine’s further clinical development in Phase 2 studies. The bioavailability study consists of two parts comparing single doses of Aramchol acid and Aramchol meglumine in healthy volunteers. We expect the second part of the study to be completed in the second half of 2025. Preliminary results from the first part of the study show that Aramchol meglumine suspension 400 mg dose had an area under the curve (AUC) which is almost twice those obtained Aramchol acid tablets. Accordingly, we believe that once daily 200 mg is the optimal dose for future clinical trials.

During 2024, we entered into a collaboration agreement with the Massy Cancer Center at Virginia Commonwealth University according to which we aim to investigate the effect of adding Aramchol to prevent drug resistance to standard-of-care oncology agents in the treatment of hepatoma (hepatocellular carcinoma, or HCC), cholangiocarcinoma and colorectal cancer.

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

As a result of the success in the Phase 1 study, we exercised our option and on June 28, 2021, we entered into a license agreement with Yissum pursuant to which Yissum granted us a worldwide, exclusive and irrevocable license to develop and commercialize Amilo-5MER. In November, 2021, the grant of the license took effect when it was approved by the Israel Innovation Authority. Under the license agreement, we are responsible for carrying out the development and commercialization of Amilo-5MER and the prosecution and maintenance of the licensed patents under the license agreement. In consideration for the grant of the license, we have agreed to pay to Yissum an upfront license fee of $100,000, payments of up to $950,000 upon meeting certain regulatory milestones, single digit royalties on any future net sales and a share of any sublicense fees. Unless earlier terminated, the license will continue in effect on a product-by-product and country-by-country basis until the later of (i) the expiration of the last to expire patent covering the licensed technology in such country, (ii) the expiration of any exclusivity on Amilo-5MER granted by a regulatory body in such country, and (iii) 15 years from the first commercial sale in such country. The license agreement may be terminated early for material breach or bankruptcy. In addition, we may terminate the license agreement without cause upon 90 days prior written notice to Yissum and Yissum may terminate the license agreement upon written notice to us under certain limited circumstances. We are currently not pursuing the development of Amilo-5MER.

Onkai

In May 2023, we entered into the OnKai Agreement for a $1.5 million equity investment in OnKai, a US-based technology company developing an AI-based platform to advance healthcare for underserved populations across the United States by facilitating alignment between healthcare stakeholders. The signing of the definitive agreement followed an announcement that we made in January 2023 that we had entered into a non-binding termsheet for an equity investment in OnKai. The OnKai Agreement provided that we will invest $1.5 million in exchange for series seed preferred shares of OnKai (which is in addition to a $1.5 million investment that was made by us in OnKai through a SAFE and which converted at a 15% discount into series seed preferred shares upon consummation of the Investment Round). Our investment in OnKai was part of an approximately $6.0 million Investment Round with other investors that was led by us of which SAFE notes of approximately $3.8 million were converted into preferred shares. On June 19, 2023, the Investment Round closed. Following the Investment Round, we hold approximately 23.9% of the outstanding share capital of OnKai on an as-converted and fully and our Chief Executive Officer and director, Allen Baharaff serves as a board member of OnKai. In 2024, we assigned our investment in Onkai to one of our wholly-owned subsidiaries in Israel, Galtopa Therapeutics Ltd.

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

On October 15, 2024, we entered into a bridge loan agreement with OnKai pursuant to which we made a loan in an aggregate amount of $250,000 to OnKai payable by January 1, 2028. The loan bears interest at an annual rate of 15%. In addition, in connection with the OnKai Services Agreement, we paid OnKai $150,000 for OnKai to assist the Company in (i) identifying and preparing eligible sites for the Company’s future clinical trials and (ii) preparing and submitting applications for clinical and research grants in respect of such future clinical trials, including preparing reimbursement strategies. In the event that we are awarded a clinical or research grant, OnKai agreed to repay us the $150,000 that we initially paid to OnKai.

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

As of December 31, 2024, management, based on fair value estimation, assessed the qualitative aspects of the Onkai equity investment and macroeconomic factors and determined that an impairment should be recognized in amount of $1.1 million.

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

Intellectual Property and Patent Strategy

The proprietary nature of, and protection for, Aramchol or any other product candidate and our discovery programs for new indications, processes and know-how are important to our business. We own patent rights to Aramchol and Amilo-5MER in various jurisdictions worldwide, including within and outside of Israel. We have sought patent protection in the United States and internationally for Aramchol and Amilo-5MER, our discovery programs, and any other inventions to which we have rights, where available and when appropriate.

We have granted patents and pending patent applications in various jurisdictions relating to (1) the composition of matter of Aramchol meglumine as well as a wide range of other salts, or the CoM Patent; (2) a method for treating/inhibiting hepatic fibrosis and non-hepatic fibrosis associated or non-associated with NASH or NAFLD, or the Hepatic Fibrosis Patent; and (3) a method of treating dysbiosis, or the Dysbiosis Patent. In addition, we have pending patent applications for Aramchol meglumine and other salts, including a granted U.S. patent for low dose composition of Aramchol (US 10,849,911 B2) and other salts. We have been allowed or granted patents for Aramchol and other salts which includes claims for the treatment of fatty liver in Europe and certain other countries. The CoM Patent application was granted in the United States, Brazil and India. The CoM Patent that was granted in the United States and the expected term is December2034,.The Hepatic Fibrosis Patent has been granted in United States (US 11,197,870 B2), Europe, Australia, Japan, Canada, Hong-Kong and in Israel and has an expected term in each jurisdiction of 2037. The Dysbiosis Patent was granted in U.S., Israel, Brazil and Mexico and has an expected term in US of 2038 and of 2037 in Israel and Mexico; and was allowed in Brazil. In addition, patent applications were granted in Israel relating to Aramchol use in hepatic fibrosis treatment, optionally associated with NAFLD and NASH ; and in Canada, Japan, Israel and Mexico relating to Aramchol use to treat pulmonary and/or dermal fibrosis. Also, a patent was granted in Mexico and Europe relating to Aramchol use for inhibition of fibrosis in NAFLD patients (having fibrosis score of zero (0)). We also have granted patentsfor combination therapy for the treatment of liver disease in Canada, Europe, and Mexico.

We have an exclusive license to a US granted patent directed to Amilo-5MER and anti-inflammatory compositions thereof On 2023 our collaborator, YISSUM RESEARCH DEVELOPMENT COMPANY OF THE HEBREW UNIVERSITY OF JERUSALEM LTD was granted a new patent (US 11,560, 417 B2, a division of US 10,611,819 B2) for using the 5MER for the treatment of inflammatory diseases which has an expected term until 2035. An additional divisional patent application is pending (US20230212261A1).

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

A family is directed to treatment for modulating gut microbiota and/or dysbiosis using Aramchol. This patent family includes a granted patents in Israel, U.S., Brazil and in Mexico; and pending foreign patent applications in Canada, China, Europe, Hong Kong and Japan. Expected term for this patent family is 2037, expect for U.S. where the term is 2038.

Patent families are directed to uses of Aramchol and Aramchol meglumine for treating and inhibiting fibrosis. The families have pending patent applications in in Australia, Brazil, Canada, China, Europe, Hong-Kong, Israel, Japan, Korea, Mexico and US. It was granted in Australia, Canada, Europe, Hong-Kong, Japan and Mexico; and the treatment of pulmonary fibrosis was granted in Canada, Israel, Mexico and Japan (also dermal fibrosis in Japan). Expected term of this patent family is 2037. Additionally, a U.S. patent application directed to a method for treating hepatic fibrosis non-associated with non-alcoholic fatty acid liver disease – was granted, and the expected term is 2037. In addition, a US application have been filed and claims the treatment of pulmonary, kidney, dermal, gastro intestinal and heart fibrosis by Aramchol. The improved bio-availability of Aramchol is supported by the pharmacological model based on the preclinical and the ARREST data. Also, treatment and inhibition of fibrosis by a regimen of 300 mg of Aramchol twice daily is pending in Australia and granted in Israel. Expected term of this patent family is 2039.

A patent family is directed to a combination therapy of aramchol and MGL3196 for treating fatty liver disease; and has a PCT application which entered National Phase in: Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan, Korea, Mexico and U.S. It was granted in Canada, Europe, Hong-Kong and Mexico. Expected term for this patent family is 2039.

Patent Portfolio for Amilo-5MER

The patent portfolio for Amilo-5MER contains two patent families including pending patent applications and granted patents directed to composition of matter and methods of use.

A t patent family is directed to Amilo-5MER and anti-inflammatory compositions thereof. Galmed Research and Development Ltd. has an exclusive license to the U.S. granted patent within this family, and the expected term of this U.S. patent is 2035. Galmed Research and Development Ltd. has also exclusive licenses to the corresponding granted patents in Europe, Australia, Japan, China, Canada, Korea and India. The corresponding applications in Brazil are pending. The non-US expected patent term is 2035. A divisional application claiming the use of Amilo-5MER for the treatment of inflammatory diseases was granted in 2023. An additional divisional patent application is pending (US20230212261A1).

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

A medicinal product may only be placed on the market in the European Economic Area, or the EEA, composed of the 27 EU member states of the EU, plus Norway, Iceland and Lichtenstein, when a marketing authorization has been obtained according to the applicable EU and/or member state law. A marketing authorization may either be granted in a national procedure, or in a coordinated procedure of several member states pursuant to Directive 2001/83/EC, as amended January 1, 2025, or an authorization has been granted under the centralized procedure in accordance with Regulation (EC) No. 726/2004, as amended on January 28, 2022. There are essentially three community procedures created under prevailing European pharmaceutical legislation that, if successfully completed, allow an applicant to place a medicinal product on the market in the respective EU or EEA member states.

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

Centralized Procedure

Regulation 726/2004/EC, as amended, governs the centralized procedure when a marketing authorization is granted by the European Commission, acting in its capacity as the European Licensing Authority on the advice of the EMA. That authorization is valid throughout the entire EEA on the basis of a single marketing authorization. The EMA is the administrative body responsible for coordinating the existing scientific resources available in the member states for evaluation, supervision and pharmacovigilance of medicinal products. Certain medicinal products, as described in the Annex to Regulation 726/2004, must be authorized centrally. These are products that are developed by means of certain biotechnological processes in accordance with Paragraph 1 to the Annex to the Regulation. Medicinal products for human use containing a new active substance that, on the date of effectiveness of the Regulation, was not authorized in the European Union, and for which the therapeutic indication is the treatment of acquired immune deficiency syndrome, or AIDS, cancer, neurodegenerative disorder or diabetes, autoimmune diseases and other immune dysfunctions and viral diseases must also be authorized centrally. Finally, all medicinal products that are designated as orphan medicinal products pursuant to Regulation 141/2000 and Advanced Therapy Medicinal Products (ATMP) according to Reg. (EC) No. 1394/2007. An applicant may also opt for assessment through the centralized procedure if the medicinal product contains a new active substance which was not authorized in the EU when Reg. (EC) No. 726/2004 entered into force, or if the applicant can show that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization centrally is in the interests of patients at the EEA level. For each application submitted to the EMA for scientific assessment, the EMA is required to ensure that the opinion of the Committee for Medicinal Products for Human Use, or CHMP, is given within 210 days after receipt of a valid application (or within 150 days by means of an accelerated procedure (excluding clock stops) the review period can be extended). This 210 day period does not include the time that the applicant needs to answer any questions raised during the application procedure, the so-called ‘clock stop’ period. If the opinion is positive, the EMA is required to send the opinion to the European Commission, which is responsible for preparing the draft decision granting a marketing authorization. This draft decision may differ from the CHMP opinion, stating reasons for diverging from the CHMP opinion. The draft decision is sent to the applicant and the member states, after which the European Commission takes a final decision. If the initial opinion of the CHMP is negative, the applicant is afforded an opportunity to seek a re-examination of the opinion. In that case, the applicant may, within 15 days after receipt of the opinion, give written notice to EMA that he wishes to request a re-examination of the opinion. The applicant is then required to forward the detailed grounds for request within 60 days after receipt of the opinion. The CHMP is required to re-examine its opinion within 60 days following receipt of the request by the applicant. All CHMP refusals and the reasons for refusal are made public on the EMA website. Without a centralized marketing authorization it is prohibited to place a medicinal product that must be authorized centrally on the market in the EU. Once a centralized marketing authorization has been granted by the European Commission, it is valid in all EEA States for 5 years on a renewable basis. Marketing authorizations for medicinal products for veterinary use that fall within the scope of article 42(2) Regulation (EU) 2019/6, as amended January 28, 2022, are also granted through a centralized procedure, in accordance with the relevant provisions of this regulation.

Mutual Recognition and Decentralized Procedures

With the exception of products that are authorized centrally, the competent authorities of the member states are responsible for granting marketing authorizations for medicinal products placed on their national markets. If the applicant for a marketing authorization intends to market the same medicinal product in more than one member state, the applicant may seek an authorization progressively in the community under the mutual recognition or decentralized procedure. Mutual recognition procedure, or MRP is used if the medicinal product has already been authorized in a member state. In this case, the holder of this marketing authorization requests the member state where the authorization has been granted to act as reference member state by preparing an assessment report on the product or, if necessary, to update any existing assessment report that is then used to facilitate mutual recognition of the existing authorization in the other member states in which approval is sought (the so-called concerned member state(s)). The reference member state must prepare an updated assessment report within 90 days of receipt of a valid application. This report together with the approved Summary of Product Characteristics, the SmPC (which sets out the conditions of use of the product), and a labeling and package leaflet are sent to the concerned member states for their consideration. The concerned member states are required to approve the assessment report, the SmPC and the labeling and package leaflet within 90 days of receipt of these documents. The reference member state shall record the agreement of all parties, close the procedure and inform the applicant accordingly. Each member state in which an application has been submitted shall adopt a decision in conformity with the approved documents, within 30 days after acknowledgement of the agreement. In most cases, the total procedural time of the MRP is 180 days plus 30 days.

The decentralized procedure, or DCP, is used in cases where the medicinal product has not received a marketing authorization in the EU at the time of application. The applicant requests a member state of its choice to act as reference member state to prepare an assessment report that is then used to facilitate agreement with the concerned member states and the grant of a national marketing authorization in all of these member states. In this procedure, the reference member state must prepare, for consideration by the concerned member states, the draft assessment report, a draft SmPC and a draft of the labeling and package leaflet within 120 days after receipt of a valid application. As in the case of mutual recognition, the concerned member states are required to approve these documents within 90 days of their receipt. The reference member state shall record the agreement of all parties, close the procedure and inform the applicant accordingly. Each member state in which an application has been submitted shall adopt a decision in conformity with the approved documents, within 30 days after acknowledgement of the agreement. In most cases the total time of the DCP will be 210 days plus 30 days.

For both MRP and DCP, if a concerned member state objects to the grant of a marketing authorization on the grounds of a potential serious risk to public health, it shall give a detailed exposition of the reasons for its position with the reference member state, to the other member states concerned and to the applicant. The points of disagreement are in the first instance referred to the co-ordination Group on MRP and DCP to reach an agreement within 60 days of the communication of the points of disagreement. If member states fail to reach an agreement, the reference Member State shall record the agreement, close the procedure and inform the applicant accordingly. If the member states fail to reach an agreement within the 60-day period, then the matter is referred to the EMA and CHMP for arbitration. The CHMP is required to deliver a reasoned opinion within 60 days of the date on which the matter is referred. The scientific opinion adopted by the CHMP forms the basis for a binding European Commission decision. If the member states fail to reach an agreement within the 60-day period, member states that have approved the assessment report, the draft summary of product characteristics and the labelling and package leaflet of the reference Member State may, at the request of the applicant, authorize the medicinal product without waiting for the outcome of the procedure.

Irrespective of whether the medicinal product is assessed centrally, de-centrally or through a process of mutual recognition, the medicinal product must be manufactured in accordance with the principles of GMP for human use as set out in Directive 2001/83/EC and 2017/1572/EU and Delegated Regulation 2017/1569 that have replaced Directive 2003/94/EC.

Directive 2017/1572/EU and Volume 4 of the rules governing medicinal products in the European Union govern GMP in the EU. Moreover, EU law requires the clinical results in support of clinical safety and efficacy based upon clinical trials conducted in the EU to be in compliance with the requirements of Regulation (EU) 536/2014, as amended on December 5, 2022, on clinical trials with medicinal products for human use and Implementing Regulation 556/2017 on GCP-inspections which implement good clinical practice in the conduct of clinical trials on medicinal products for human use. Clinical trials conducted outside the European community and used to support applications for marketing within the EU must have been conducted in a way consistent with the principles set out in Regulation (EU) 536/2014 as regards the rights and safety of the subject and the reliability and robustness of the data generated in the clinical trial. The conduct of a clinical trial in the EU requires, pursuant to Regulation (E) 536/2017, authorization by the relevant national competent authority where a trial takes place, and subject to the relevant national law, an ethics committee to have issued a favorable opinion in relation to the arrangements for the trial. It also requires that the sponsor of the trial, or a person authorized to act on his behalf in relation to the trial, be established in the community. In comparison to the former regime, Regulation (EU) 536/2014 further harmonizes EU law on clinical trials and to some extent facilitates clinical trials conducted in more than one EU Member State. Under Regulation (EU) 536/2014, trial sponsors submit their application for trial approval via an EU Portal, Clinical Trials Information System (CTIS). The approvals will still have to be granted by the competent authorities of the EU Member States where a trial takes place, however, the procedure for approval is conducted in a coordinated manner among the concerned EU Member States as provided under Regulation (EU) 536/2014. While the process for the application and granting of the approvals is streamlined, it is still a complex process that can significantly delay the start of a multinational clinical trial.

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

National Procedure

This procedure is available for medicinal products that do not fall within the scope of mandatory centralized authorization. In addition, the national procedure can only be used if the medicinal product does not already have a marketing authorization in another EEA state or has already submitted an application for marketing authorization in one of the other member states of the EU/EEA and the application is under consideration. Specific procedures and timelines differ between member states, but the duration of the procedure without clock-stop time is generally 210 days and based on a risk/efficacy assessment by the competent authority of the member state concerned, followed by determination of SmPC, package leaflet and label text/layout and subsequently grant of the marketing authorization. Marketing authorizations granted on this basis are not mutually recognized by other member states, but the national marketing authorization can later be used in an MRP to obtain marketing authorizations in other member states.

There are various types of applications for marketing authorizations:

●	Full Applications. A full application is one that is made under any of the community procedures described above and that “stands alone” in the sense that it contains all of the particulars and information required by Article 8(3) of Directive 2001/83 (as amended) to allow the competent authority to assess the quality, safety and efficacy of the product and in particular the balance between benefit and risk. Article 8(3)(i) in particular refers to the need to present the results of the applicant’s research on (i) pharmaceutical (physical-chemical, biological or microbiological) tests, (ii) pre-clinical (toxicological and pharmacological) studies and (iii) clinical trials in humans. The nature of these tests, studies and trials is explained in more detail in Annex I to Directive 2001/83/EC. Full applications would be required for products containing new active substances not previously approved by the competent authority, but may also be made for other products.

●	Abridged Applications. Article 10 and 10(a) of Directive 2001/83/EC, as amended, contain exemptions from the requirement that the applicant has to provide the results of its own pre-clinical and clinical research. There are three regulatory routes for an applicant to seek an exemption from providing such results, namely (i) cross-referral to an innovator’s results without consent of the innovator, (ii) well established use according to published literature and (iii) consent to refer to an existing dossier of research results filed by a previous applicant.

Cross-referral to Innovator’s Data

Articles 10(1) of Directive 2001/83/EC provide the legal basis for an applicant to seek a marketing authorization on the basis that its product is a generic medicinal product (a copy) of a reference medicinal product that has already been authorized, in accordance with community provisions. A reference product is, in principle, an original product granted an authorization on the basis of a full dossier of particulars and information. This is the main exemption used by generic manufacturers for obtaining a marketing authorization for a copy product. The generic applicant is not required to provide the results of pre-clinical studies and of clinical trials if its product meets the definition of a generic medicinal product and the applicable regulatory results protection period for the results submitted by the innovator has expired. A generic medicinal product is defined as a medicinal product:

●	having the same qualitative and quantitative composition in active substance as the reference medicinal product; having the same pharmaceutical form as the reference medicinal product; and

●	whose bioequivalence with the reference medicinal product has been demonstrated by appropriate bioavailability studies.

Applications in respect of a generic medicinal product cannot be made before the expiry of the protection period. Where the reference product was granted a national marketing authorization pursuant to an application made before October 30, 2005, the protection period is either six years or 10 years, depending upon the election of the particular member state concerned. Regulation 726/2004, as amended, to Directive 2001/83/EC, as amended, provide for a harmonized protection period regardless of the approval route utilized. The harmonized protection period is in total 10 years, including eight years of research data protection and two years of marketing protection. The effect is that the originator’s results can be the subject of a cross-referral application after eight years, but any resulting authorization cannot be exploited for a further two years. The rationale of this procedure is that the relevant particulars can, if the research data protection period has expired, be found on the originator’s file and used for assessment of the generic medicinal product. The 10-year protection period can be extended to 11 years where, in the first eight years post-authorization, the holder of the authorization obtains approval for a new therapeutic indication assessed as offering a significant clinical benefit in comparison with existing therapies.

If the copy product does not meet the definition of a generic medicinal product (as defined in article 10(2)(b) of the Regulation) or if bioequivalence could not be demonstrated through bioavailability studies or in case of certain types of changes in the active substance(s) or in the therapeutic indications, strength, pharmaceutical form or route of administration in relation to the reference medicinal product, Article 10(3) of Directive 2001/83/EC provides that the results of the appropriate pre-clinical studies or clinical trials must be provided by the applicant.

Where a biological medicinal product which is similar to a reference biological product does not meet the conditions in the definition of generic medicinal products, owing to, in particular, differences relating to raw materials or differences in manufacturing processes of the biological medicinal product and the reference biological medicinal product, the results of appropriate pre-clinical tests or clinical trials relating to these conditions must be provided ex. article 10(3) of the Regulation. The type and quantity of supplementary data to be provided must comply with the relevant criteria stated in Annex I of the Regulation and the related detailed guidelines. In that case, the results of other tests and trials from the reference medicinal product’s dossier shall not be provided.

Well-established Medicinal Use

Under Article 10a of Directive 2001/83/EC, an applicant may, in substitution for the results of its own pre-clinical and clinical research, present detailed references to published literature demonstrating that the active substance(s) of a product have a well- established medicinal use within the community for at least ten years with recognized efficacy and an acceptable level of safety in terms of the conditions set out in Annex I of Directive 2001/83/EC. In that event, the test and trial results shall be replaced by appropriate scientific literature. The applicant is entitled to refer to a variety of different types of literature, including reports of clinical trials with the same active substance(s) and epidemiological studies that indicate that the constituent or constituents of the product have an acceptable safety/efficacy profile for a particular indication. However, use of the published literature exemption is restricted by stating that in no circumstances active substances be treated as having a well- established use if they have been used for less than 10 years from the first systematic and documented use of the substance as a medicinal product in the EU. Even after 10 years’ systematic use, the threshold for well-established medicinal use might not be met. European pharmaceutical law requires the competent authorities to consider among other factors the period over which a substance has been used, the amount of patient use of the substance, the degree of scientific interest in the use of the substance (as reflected in the scientific literature) and the coherence (consistency) of all the scientific assessments. For this reason, different substances may reach the threshold for well-established use after different periods, but the minimum period is 10 years. If the applicant seeks approval of an entirely new therapeutic use compared with that to which the published literature refers, additional pre-clinical and/or clinical results would have to be provided.

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

Law Relating to Pediatric Research

Regulation (EC) 1901/2006 (as amended by Regulation (EC) 1902/2006 and Regulation (EU) 2019/5) was adopted on December 12, 2006. This Regulation, as amended on January 28, 2019, governs the development of medicinal products for human use in order to meet the specific therapeutic needs of the pediatric population (children aged 0 to 17 years). It requires any application for marketing authorization made after July 26, 2008 in respect of a medicinal product not authorized in the European Community on January 26, 2007 (the time the Regulation entered into force), to include the studies performed in accordance with a pediatric investigation plan agreed by the Pediatric Committee of the EMA, unless the product is subject to an agreed waiver or deferral or unless the product is excluded from the scope of Regulation 1901/2006 (generics, hybrid medicinal products, biosimilars, homeopathic and traditional (herbal) medicinal products and medicinal products containing one or more active substances of well-established medicinal use) according to article 9 of Regulation (EC) 1901/2006, as amended on January 28, 2019. Waivers can be granted in certain circumstances where pediatric studies are not required or desirable. Deferrals can be granted in certain circumstances where the initiation or completion of pediatric studies should be deferred until appropriate studies in adults have been performed. The EMA does not evaluate an application for market authorization that is not exempt from Regulation (EC) 1901/2006, as amended, if there is no agreed PIP, deferral or waiver. Moreover, this regulation imposes the same obligation from January 26, 2009 on an applicant seeking approval of a new indication, pharmaceutical form or route of administration for a product already authorized and still protected by a supplementary protection certificate granted under Regulation EC 469/2009 and its precursor Regulation (EEC) 1768/92 or by a patent that qualifies for the granting of such a supplementary protection certificate. The pediatric Regulation (EC) 1901/2006 also provides, subject to certain conditions, a reward for performing such pediatric studies, regardless of whether the pediatric results provided resulted in the grant of a pediatric indication. This reward comes in the form of an extension of six months to the supplementary protection certificate granted in respect of the product, unless the product is subject to orphan drug designation, in which case the 10-year market exclusivity period for such an orphan product is extended to 12 years. If any of the non-centralized procedures for marketing authorization have been used, the six-month extension of the supplementary protection certificate is only granted if the medicinal product is authorized in all member states. Where the product is no longer covered by a patent or supplementary protection certificate, the applicant may make a separate application for a Pediatric Use Marketing Authorization, or PUMA, which, on approval, will provide eight years’ protection for data and 10 years’ marketing protection for the pediatric results.

Post-authorization Obligations

In the pre-authorization phase, the applicant must provide a detailed pharmacovigilance plan that it intends to implement post- authorization. An authorization to market a medicinal product in the EU carries with it an obligation to comply with many post- authorization organizational and behavioral regulations relating to the marketing and other activities of authorization holders. These include requirements relating to post-authorization efficacy studies, post-authorization safety studies, adverse event reporting and other pharmacovigilance requirements, advertising, packaging and labeling, patient package leaflets, distribution and wholesale dealing. The regulations frequently operate within a criminal law framework and failure to comply with the requirements may not only affect the authorization, but also can lead to financial and other sanctions levied on the company in question and responsible officers. EU pharmacovigilance legislation has been significantly modified by the Pharmacovigilance Directive, Dir. 2010/84/EC, as amended on January 20, 2011 which amended the legal framework of pharmacovigilance for medicines marketed within the EU provided in Regulation (EC) No 726/2004 with respect to EU authorized medicinal products and in Directive 2001/83/EC with respect to nationally authorized medicinal products (including those authorized through the mutual recognition and decentralized systems). In addition, Commission Implementing Regulation (EU) No 520/2012 outlines the practical details to be respected by marketing authorization holders, national competent authorities and the EMA, Regulation (EU) No 1027/2012 and Directive 2012/26/EU which further amended the pharmacovigilance legislation to further strengthen the protection of patient health by allowing prompt notification and assessment of safety issues and Commission Delegated Regulation (EU) No 357/2014 on post-authorization efficacy studies specifies the situations in which such studies may be required. Furthermore, EU good pharmacovigilance practice (GVP) rules apply. With these amended pharmacovigilance requirements, the financial and organizational burden on market authorization holders is significant, such as the obligation to maintain a pharmacovigilance system master file that applies to all holders of marketing authorizations granted in accordance with Directive 2001/83/EC, as amended on January 1, 2025, or Regulation (EC) No 726/2004, as amended on January 28, 2022. Marketing authorization holders must furthermore collect data on adverse events associated with use of the authorized product outside the scope of the authorization. Pharmacovigilance for biological products and medicines with a new active substance is even stricter, as their authorization is subject to additional monitoring activities.

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

ITEM 4A. Unresolved Staff Comments.

None.

ITEM 5. Operating and Financial Review and Prospects.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear elsewhere in this annual report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Our discussion and analysis for the year ended December 31, 2023 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 4, 2024 (File No. 001-36345).

Overview

We are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

To date, we have not generated revenue from the sale of any product, excluding the licensing revenue we recorded in connection with the Samil Agreement, and we do not expect to generate any significant revenue other than the amortization of the upfront payments under the license agreement with Samil and of the subsequent royalties and/or milestones that may be earned in connection with the Samil Agreement or potential other license Agreements, unless and until we commercialize Aramchol, or license the product to additional third parties. As of December 31, 2024, we had an accumulated deficit of approximately $200.5 million.

Our financing activities are described below under “Liquidity and Capital Resources.” Obtaining approval of an NDA, MMA, or other similar application is an extensive, lengthy, expensive and uncertain process, and the FDA, EMA, MHRA and other regulatory agencies may delay, limit or deny approval of Aramchol or any other product candidate.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At December 31, 2024, we had current assets of $16.1   million, which is mainly comprised of cash and cash equivalents of $4.7 million, restricted cash of $0.1 million, short-term deposits of $3.5 million and short-term marketable securities of $7.2 million. This compares with current assets of $13.2 million at December 31, 2023 which is mainly comprised of cash and cash equivalents of $2.9 million, restricted cash of $0.1 million, short-term deposits of $2.3 million and short-term marketable securities of $7.5 million.   We believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this annual report. However, significant additional funding will be necessary to fund our ongoing research and development work and to advance our product candidates through regulatory approval and into commercialization, if approved. We intend to obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent-related legal fees, costs of pre-clinical studies and clinical trials and drug and laboratory supplies. We account for all research and development expenses as they are incurred. We expect our research and development expense to remain one of our primary expenses in the near future as we continue to develop Aramchol. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

We expect that a substantial amount of our research and development expense in the future will be incurred in support of our current and anticipated pre-clinical and clinical development projects. Due to the inherently unpredictable nature of pre-clinical and clinical development studies, we are unable to estimate with any certainty the costs we will incur in the continued development of Aramchol and other product candidate. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We currently expect to continue testing Aramchol in pre-clinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for Aramchol.

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

General and administrative expenses also consist of costs associated with being a public company, including expenses related to services associated with maintaining compliance with The Nasdaq Capital Market and SEC requirements, directors and officers insurance, increased legal and accounting costs and investor relations costs.

Financial Income, Net

Our financial income, net consists mainly of interest income from marketable debt securities, change in fair value of convertible note and foreign currency gains. Our financial expense consists of fees associated with banking activities and losses from realization of marketable debt securities.

Financial expenses in connection with SEPA

Financial expenses in connection with the SEPA (as defined below) consists of one-time expenses that we incurred in establishing the SEPA, which includes fees paid in cash and ordinary shares to the equity line provider.

Impairment of Associate

The impairment of associate consists of changes in the fair value of our investment in OnKai.

A. Results of Operations

The table below provides our results of operations for the year ended December 31, 2024 as compared to the year ended December 31, 2023.

	Year Ended December 31,
	2023	2024
	(thousands)
Research and development expenses	$3,569	$2,979
General and administrative expenses	3,923	3,299
Operating loss	7,492	6,278
Financial income, net	(580)	(516)
Financial expenses in connection with SEPA	-	610
Impairment of Associate	-	1,145
Net loss	$6,912	7,517

Other comprehensive loss:
Net unrealized gain on available for sale securities	(291)	(38)
Comprehensive loss	$6,621	$7,479
Basic and diluted net loss per share from continuing operations	$30.0	$8.08

Research and Development Expenses

Our research and development expenses amounted to approximately $3.0 million during the year ended December 31, 2024, representing a decrease of approximately $0.6 million, or approximately 17%, compared to approximately $3.6 million for the year ended December 31, 2023. The decrease primarily resulted from a decrease in clinical trial expenses in the amount of approximately $0.3 million as well as a decrease in regulatory expenses of approximately $0.4 million, partially offset by an increase in salaries and benefits expenses of approximately $0.3 million.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $3.3 million for the year ended December 31, 2024, representing a decrease of approximately $0.6 million, or 15%, compared to approximately $3.9 million for the year ended December 31, 2023. The decrease primarily resulted from a decrease in insurance expenses of $0.3 million, as well as a decrease in non-cash stock based compensation expenses of approximately $0.2 million.

Operating Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to generate substantial operating revenues, our operating loss for the year ended December 31, 2024 was approximately $6.3 million, representing a decrease in our operating loss of approximately $1.2 million, or approximately 16%, compared to approximately $7.5 million for the year ended December 31, 2023.

Financial Income, Net

Our financial income, net, for the year ended December 31, 2024 was approximately $0.5 million, representing a decrease of approximately $0.1 million, compared to a financial income of approximately $0.6 million for the year ended December 31, 2023. The decrease primarily resulted from no income from change in fair value of a convertible note, an income of $0.3 million during the year ended December 31, 2023. This was partially offset by an increase of interest income of $0.15 million during the year ended in 2024 as compared to such loss for the comparable period in 2023.

Financial expenses in connection with SEPA

For the year ended December 31, 2024, we incurred financial expenses of approximately $0.6 million in relation to the SEPA (as defined below).

Impairment of Associate

Our investment in Onkai is presented on in our consolidated financial statements at its fair value. As of December 31, 2024, management, based on fair value estimation, assessed the qualitative aspects of the equity investment and macroeconomic factors and determined that an impairment should be recognized in the amount of approximately $1.1 million.

Net Loss

Our net loss for the year ended December 31, 2024 was approximately $7.5 million, representing an increase of approximately $0.6 million, or approximately 9%, compared to approximately $6.9 million for the year ended December 31, 2023. The increase primarily resulted from the above-mentioned financial expense in connection with SEPA and impairment of associate which was partly offset by a decrease in research development expenses and general and administrative expenses.

B. Liquidity and Capital Resources

Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings and we have incurred substantial losses since our inception. As of December 31, 2024, we had an accumulated deficit of approximately $200.5 million and positive working capital (current assets less current liabilities) of approximately $14.0 million. We expect that operating losses will continue for the foreseeable future.

As of December 31, 2024, we had cash and cash equivalents of approximately $4.7 million, restricted cash of $0.1 million, short-term deposits of $3.5 million and short-term marketable debt securities of approximately $7.2 million invested in accordance with our investment policy, totaling approximately $15.5 million, as compared to cash and cash equivalents of approximately $2.9 million, restricted cash of $0.1 million, short-term deposits of $2.3 million and short-term marketable debt securities of approximately $7.5 million, totaling approximately $12.8 million as of December 31, 2023  .

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

Other than as described above, we did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of December 31, 2024.

Cash Flow from Operating Activities

We had negative cash flow from operating activities of approximately $5.9 million for the year ended December 31, 2024 as compared to a negative cash flow from operating activities of approximately $6.1 million for the year ended December 31, 2023. The negative cash flow from operating activities for the year ended December 31, 2024 was mainly attributable to our net loss of approximately $7.5 million, as well as a decrease in trade payables of approximately $0.6 million, partially offset by non-cash stock based compensation expenses of approximately $0.5 million and an impairment of an investment in associate of approximately $1.1 million and financial expenses in connection with SEPA (as defined below) of approximately $0.6 million

Cash Flow from Investing Activities

We had negative cash flow from investing activities of approximately $1.1 million for the year ended December 31, 2024 as compared to a positive cash flow from investing activities of approximately $0.8 million for the year ended December 31, 2023. The negative cash flow from investing activities for the year ended December 31, 2024 was primarily due to a net investment of $1.3 million in short-term deposits, partially offset by the net sale of marketable debt securities in the amount of approximately $0.4 million.

Cash Flow from Financing Activities

We had positive cash flow from financing activities of approximately $8.8   million for the year ended December 31, 2024 as compared to a positive cash flow from financing activities of $6.2 million for the year ended December 31, 2023. The positive cash flow from financing activity for the year ended December 31, 2024 was due to net proceeds from warrant exercises and proceeds raised under the SEPA (as defined below).

On March 26, 2021, we entered into a sales agreement, or the 2021 Sales Agreement, with Cantor Fitzgerald & Co. and Canaccord Genuity LLC as sales agents, or the 2021 Sale Agents, pursuant to which we may offer and sell our ordinary shares having an aggregate offering price of up to $50.0 million, from time to time through the 2021 Sales Agents. Under the 2021 Sales Agreement, we were able to sell, from time to time, up to approximately $50.0 million of additional ordinary shares subject to limitations under the Baby Shelf Rule. As of December 31, 2024, we sold 7,721 ordinary shares under the 2021 Sales Agreement for total net proceeds of approximately $0.1 million. We did not sell any ordinary shares under the 2021 Sales Agreement in 2024 and in August 2024, we terminated the 2021 Sales Agreement.

On July 14, 2023, we entered into a definitive securities purchase agreement with investors for the purchase and sale in a public offering of (i) 31,667 of our ordinary shares, (ii) 435,000 pre-funded warrants to purchase 435,000 ordinary shares, or the Pre-Funded Warrants, and (iii) 466,667 warrants to purchase 466,667 ordinary shares, or the Investor Warrants, at a purchase price of $15.00 per Share and accompanying Investor Warrant and $14.988 per Pre-Funded Warrant and accompanying Investor Warrant. The net proceeds to the offering were approximately $6.5 million before deducting estimated offering expenses payable by us. As of the date hereof, all Pre-Funded Warrants have been exercised into 435,000 ordinary shares and 293,333 Investor Warrants have been exercised into 293,333 ordinary shares for a total net proceeds of approximately of $4.4 million.

On August 30, 2024, we entered into a Standby Equity Purchase Agreement, (or the “SEPA”), with YA II PN, LTD., a Cayman Islands exempt limited partnership, or YA. Pursuant to the SEPA, we have the right, but not the obligation, to sell to YA from time to time, each such occurrence, an Advance, up to $10.0 million, or the Initial Commitment Amount, of our ordinary shares, during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. On October 21, 2024, we and YA entered into an amendment to the SEPA to increase the Initial Commitment Amount to $20.0 million of our ordinary shares. At our option, the ordinary shares would be purchased by YA from time to time at a price equal to 97% of the lowest of the three daily VWAPs (as hereinafter defined) during a three consecutive trading day period commencing on the date that we, subject to certain limitations, deliver a notice to YA that we are committing YA to purchase such ordinary shares, or the Advance Shares. We may also specify a certain minimum acceptable price per share in each Advance. “VWAP” means, for any trading day, the daily volume weighted average price of our ordinary shares for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P. As consideration for YA irrevocable commitment to purchase our ordinary shares up to the Initial Commitment Amount, we agreed to issue 31,566 ordinary shares, or the Commitment Shares, to YA and also paid a $15,000 structuring fee to an affiliate of YA. The Commitment Shares shall be issued in four equal installments, of which 7,892 Commitment Shares were issued on the date of execution of the SEPA and the remaining 23,674 Commitment Shares will be issued in three equal installments 90 calendar days following the due date of the immediately preceding installment until all four installments have been issued. As of the date of this Annual Report, we have issued an aggregate of 607,450 ordinary shares to YA consisting of (i) 23,675 ordinary shares that we issued to YA as consideration for YA’s irrevocable commitment to purchase our ordinary shares up to the Commitment Amount and (ii) 583,775 ordinary shares represented that we sold to YA as Advance Shares for aggregate gross proceeds of approximately $4.4 million. Since December 31, 2024, we have issued an aggregate of 7,892 ordinary shares to YA as part of the Commitment Shares and an aggregate of 25,000 ordinary shares that we sold to YA as Advance Shares for aggregate gross proceeds of approximately $0.1 million.

On November 14, 2025, we entered into a Capital on Demand Sales Agreement, or the 2024 Sales Agreement, with JonesTrading Institutional Serviecs LLC, or JonesTrading. Pursuant to the 2024 Sales Agreement, we may offer and sell our ordinary shares having an aggregate offering price of up to $8.1 million, from time to time through JonesTrading. JonesTrading will receive a commission equal to 3.0% of the gross proceeds from the sale of the ordinary shares and will be reimbursed for certain specified expenses in connection with entering into the Sales Agreement. As of the date hereof and since December 31, 2024, we sold 541,996 of our ordinary shares for aggregate net proceeds of approximately $1.5 million pursuant to the 2024 Sales Agreement.

Current Outlook

Although we provide no assurance, we believe that our existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Report on Form 6-K. However, significant additional funding will be necessary to fund ongoing research and development work, to advance our product candidates through regulatory approval and into commercialization, if approved. We intend to obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

The extent of our future capital requirements will depend on many other factors, including:

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the regulatory pathway of Aramchol any other product candidate;

●	the scope, prioritization and number of our clinical trials and other collaboration research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol or any other product candidate;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for Aramchol or any other product candidate;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol or any other product candidate;

●	market conditions;

●	our ability to main the listing of our ordinary shares on The Nasdaq Capital Market;

●	our ability to identify, evaluate and complete any strategic alternative that yields value for our shareholders; and

●	the impact of the security situation in Israel, which may exacerbate the magnitude of the factors discussed above.

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

Accounting for Investment in Associate at Fair Value

We, through our wholly-owned subsidiary in Israel, Galtopa Therapeutics Ltd., hold an equity investment of a privately-owned company Onkai, over which have the ability to exercise significant influence, but not control. The investment was included as a non-current asset in our balance sheet as of December 31, 2024. We have elected the fair value option allowed by Accounting Standards Codification 825, Financial Instruments, with respect to this investment because our management believes this approach will better reflect the economics of our equity interest. Under the fair value option, the investment is remeasured at fair value (level 3) at each reporting period with changes in fair value, if any, recorded in the statement of operations.

ITEM 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

Set forth below is information concerning the directors, senior management and executive officers of the Company as of March 21, 2025, the latest practicable date for inclusion in this annual report. The business address for each of our directors, senior management and corporate officers is c/o Galmed Pharmaceuticals Ltd., c/o Meitar Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan, 5250608.

Name	Age	Position

Allen Baharaff	60	President and Chief Executive Officer, Class II Director

Dr. Liat Hayardeny	58	Chief Scientist Officer

Doron Cohen	58	Chief Financial Officer

Yohai Stenzler	42	Chief Accounting Officer

Guy Nehemya	40	Chief Operating Officer and Data Protection Officer

David Sidransky, M.D.(1)(2)(3)(4)(5)	64	Lead Independent Director and Chairman of the R&D Committee, Chairman of our Nomination Committee, Chairman of our Remuneration Committee, and Class III director

Shmuel Nir(2)(3)(4)(5)	63	Class I Director

Amir Poshinski(2)(3)(4)(5)	64	Chairman of our Audit Committee, Class III director

Carol L. Brosgart, M.D. (1) (2)	73	Class I Director

(1)	A member of our research & development committee.

(2)	Independent director under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board.

(3)	A member of our audit committee.

(4)	A member of our remuneration committee.

(5)	A member of our nomination committee.

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

David Sidransky, M.D., the chairman of our Nomination, Remuneration and R&D Committees, joined our Board in June 2014, originally as an external director. Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He serves as the Director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins University. He is a Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at Johns Hopkins University and Hospital. Dr. Sidransky has written over 600 peer-reviewed publications and has contributed to more than 60 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award and 2017 Team Award presented by the American Association of Cancer Research. Dr. Sidransky has served as Vice Chairman of the Board of Directors of ImClone. He is Chairman of the Board of Ayala Pharma (Nasdaq: AYLA), and is a lead director at Champions Oncology and on the board of directors of Ascentage Pharma and Nectin Therapeutics (Nasdaq: AAPG). He previously served on the board of director of Orgensis Inc. (Nasdaq ORGS. He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex, LLC (a Johnson & Johnson diagnostic company), among others. In addition, Dr. Sidransky served as Director of American Association for Cancer Research from 2005 to 2008. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.

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

Carol L. Brosgart, M.D. joined our Board on June 7, 2017. Since 2022 Dr. Brosgart also serves on the Board of of Eradivir Biotech and Merlin Biotech. Dr. Brosgart previously served on the board of directors of (i) Abivax, a biotechnology company, headquartered in Paris, working on HIV Cure and inflammatory diseases, (ii) Intrivo Diagnostic, (iii) Mirum Pharmaceuticals Inc. (Nasdaq: MIRM), where she previously served as a clinical consultant and still current served as a scientific advisor, (iv) Tobira Therapeutics’s Board of Directors from 2009 until it was acquired by Allergan in 2016, (v) Juvaris, a vaccine company acquired by Bayer, and (vi) Renovaro BioSciences (f/k/a) Enochian BioSciences, a company focusing on a cure for HIV. Dr. Brosgart previously served as a consultant to Theravance Biopharma, Inc. (Nasdaq: TBPH). Dr. Brosgart served on the scientific advisory board of Immgenuity Inc. and previously served on the scientific advisory board of Hepion Pharmaceuticals Inc. (Nasdaq: HEPA). Dr. Brosgart current serves on the board of directors of the Hepatitis B Foundation and previously served on the board of directors of Berkeley Community Scholars and the San Francisco AIDS Foundation. Dr. Brosgart has previously consulted (i) Dynavax Technologies Corp (Nasdaq: DVAX), Moderna Inc. (Nasdaq: MRNA), (iii) Mirum Pharmaceuticals Inc. (Nasdaq: MIRM), (iv) Pardes Biosciences Inc. (Nasdaq: PRDS), and (v) Hepion Pharmaceuticals Inc. (Nasdaq: HEPA). Dr. Brosgart received a B.S. in Community Medicine from the University of California, Berkeley and received an M.D. from the University of California, San Francisco. Her residency training was in pediatrics, public health and preventive medicine at UCSF and UC Berkeley School of Public Health. She has published extensively in the areas of HIV, HBV, CMV, and liver disease.

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

Aggregate Executive Compensation

The aggregate compensation, including share-based compensation, paid by us to all of our Office Holders as a group, with respect to the year ended December 31, 2024, was approximately $3.05 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement, vacation or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to Office Holders, and other benefits commonly reimbursed or paid by companies in our industry. In addition to the five current members of the Board (including the Company’s President and Chief Executive Officer), the Company considers four other individuals, namely, the Company’s directors that are members of the audit and remuneration committees, Chief Financial Officer, Chief Accounting Officer and the Chief Operating Officer, to have been Office Holders in 2024.

As of December 31, 2024, options to purchase 17,228 of our ordinary shares granted to our Office Holders as a group were outstanding, of which options to purchase 16,439 of our ordinary shares have vested, with a weighted average exercise price of $517.4 per ordinary share and 178,055 restricted share units, or RSUs granted to our Office Holders were outstanding.

For outstanding equity-based awards granted to our Office Holders, see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

Individual Compensation of Covered Executives

The following table sets forth the compensation granted to the five most highly compensated Office Holders during or with respect to the year ended December 31, 2024. All amounts reported in the table reflect the cost to the Company, as recognized in its financial statements for the year ended December 31, 2024. The five individuals for whom disclosure is provided are referred to herein as “Covered Executives.”

Information Regarding the Covered Executives	Compensation for Services(1)
	Base	Benefits and	Cash	Equity-Based
	Salary	Perquisites	Bonus	Compensation	Other
Name and Principal Position(1)	($)	($)(2)	($)(3)	($)(4)	($)(5)	Total ($)
Allen Baharaff (President and Chief Executive Officer)	553,275	149,885	723,956	242,420	40,000	1,709,536

Yohai Stenzler (Chief Accounting Officer)	168,586	51,118	78,403	55,883	-	353,991

Guy Nehemya (Chief Operating Officer and Data Protection Officer)	168,586	47,358	78,403	55,883	-	350,230

Doron Cohen (Chief Financial Officer)	146,455	37,527	68,111	43,153	-	295,246

Amir Poshinski / Shmuel Nir/ David Sidransky (Directors)	0	0	0	22,854	50,000	72,854

(1)	The above-mentioned executives are all full-time employee of the Company. Cash compensation amounts denominated in currencies other than the Dollar were converted into Dollars at an exchange rate of NIS 3.69= $1.00, which reflects the average conversion rate for fiscal year ended December 31, 2024.

(2)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car allowance, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security and other benefits and perquisites consistent with the Company’s policies.

(4)	Amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2024 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 to the Financial Statements. For outstanding equity-based awards granted to Covered Executives see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

(3)	Amounts reported in this column refer to the cash bonuses provided by the Company with respect to 2024, which have been provided for in the Company’s financial statements for the year ended December 31, 2024 (including if such bonuses were paid in 2025). They exclude bonuses paid in 2023 which were provided for in the Company’s financial statements for previous years. Cash bonuses are paid in accordance with the Company’s 2023 Annual Cash Bonus Plan and are intended to promote the Company’s work plan and business strategy by rewarding officers for achievement of the Company’s business and financial goals through teamwork and collaboration. Key performance indicators which are factored into cash bonus determinations are based both on personal

(5)	Amounts reported in this column include payments made with respect to the year 2024 and recorded in the financial statements for the year ended December 31, 2024 relating to directors’ fees.

Compensation of Directors

As approved by our shareholders at our 2020 annual meeting of shareholders, in connection with their services as directors of the Company, each of our directors from time to time, is entitled to an annual payment of $40,000, plus value-added tax, or VAT, if applicable, and with respect to an expert external director (if applicable), $50,000 plus VAT, payable quarterly at the end of each quarter, and, upon first becoming a member of the Board. As approved by our shareholders at our 2023 special meeting of shareholders, (i) each of our non-management directors, except Dr. Carol L. Brosgart, received a grant of RSUs to purchase 75,000 ordinary shares, or the Director RSUs. The Director RSUs were granted under the 2013 Plan and (ii) our director, Dr. Carol L. Brosgart, received a grant of options to purchase 75,000 ordinary shares, or the Director Options. The Director Options were granted under the 2013 Plan at an exercise price equal to $0.92, the closing price of our Ordinary Shares on the Nasdaq Stock Market on August 6, 2023, the day prior to the meeting of the Board approving such grant. The Director RSUs and the Director Options vest over a period of three years, such that Director RSUs and the Director Options will vest with respect to 1/3 of the underlying Ordinary Shares on the first anniversary of the grant (i.e., the date of the Board’s approval on August 7, 2023), and thereafter, Director RSUs and the Director Options will vest with respect to the additional 2/3 of the underlying ordinary shares on an equally quarterly basis, provided that each non-management director continues to serve as a director of us or our affiliates throughout each such vesting date. All unvested options held by a non-management director in office will automatically vest and become exercisable upon the consummation of a Transaction, as such term is defined in the 2013 Plan. The grant is subject to the execution by each director of an option agreement with us confirming the terms and conditions applying to the grant.

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

Membership of the Board

Our Articles provide that the minimum number of members of the Board is three and the maximum number of members is eleven. The Board is presently comprised of five members. Pursuant to regulations promulgated under the Companies Law, or the Relief Regulations, companies with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law so long as the company satisfies the applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country relating to the appointment of independent directors and the composition of audit and remuneration committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of the audit and remuneration committees.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Shmuel Nir and Dr. Carol Brosgart serve as our Class I Directors until the close of the annual general meeting to be held in 2027; Allen Baharaff serves as our Class II Director until the close of the annual general meeting to be held in 2025; and Dr. David Sidransky and Amir Poshinski serve as our Class III Directors until the close of the annual general meeting to be held in 2026.

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

The responsibilities of the audit committee under the Companies Law include: (i) identifying flaws in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (ii) with respect to certain actions involving conflicts of interest and with respect to certain related party transactions, deciding whether such actions are material actions and whether such transactions are extraordinary transactions, respectively, all for the purpose of approving such actions or transactions; (iii) reviewing and deciding whether to approve certain related party transactions and certain actions involving conflicts of interest; (iv) reviewing the internal auditor’s work program; (v) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has at his or her disposal the tools and resources required to perform his or her duties, considering, inter alia, the special needs of the company and its size; (vi) examining the independent auditor’s scope of work as well as the independent auditor’s fees and providing its recommendations to the appropriate corporate organ; (vii) providing for arrangements as to the manner in which the company will deal with employee complaints with respect to deficiencies in the management of the company’s business and the protection to be provided to such employees; and (viii) with respect to related party transactions with a controlling shareholder, regardless of whether such transactions are extraordinary transactions, that prior to entering into such transaction, to establish the requirement of having a competitive process under the supervision of the audit committee or any individual, committee or body on its behalf and according to criteria established by the audit committee and to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee to be non-extraordinary transactions, but which are not negligible transactions. In addition, the audit committee is required to supervise the manner the Company implements the requirements of the Privacy Protection Law, 1981 and the Privacy Protection Regulations (Data Security), 2017.

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

On April 2, 2024, our Board re-appointed Zachi Refaeli, CPA, from Ernst & Young Israel - Kost Forer Gabbay & Kasierer, Tel Aviv, Israel, as the Company’s internal auditor for a period of two years, effective as of April 2, 2026. Mr. Refaeli has been serving as the Company’s internal auditor since January 12, 2021.

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

D. Employees.

As of December 31, 2024, we had six employees, of which three were full-time employees and three were part-time employees. Three of our employees were involved in our clinical and product development operations and three served in general and administrative capacities.

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

E. Share Ownership.

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 21 2025, the latest practicable date for inclusion in this annual report, held by our directors and executive officers, individually and as a group and beneficial owners of more than 5% of our outstanding shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days after March 21, 2025 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, or other conversion rights, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 2,258,034 ordinary shares outstanding on March 21, 2025.

Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all ordinary shares held by that person.

Unless otherwise stated, the address for our directors and senior management is Galmed Pharmaceuticals Ltd., c/o Meitar Law Offices, 16 Abba Hillel Road, Ramat Gan, Israel 5250608.

	Number of ordinary	Percentage of ordinary
	shares beneficially	shares beneficially
	owned(1)	owned
More than 5% Holders
CVI Investments, Inc. (2)	167,258	6.9%
Directors and Executive Officers
Allen Baharaff(3)	46,444	2.0%
Shmuel Nir(4)	3,893	*
Dr. David Sidransky(5)	3,622	*
Dr. Carol L. Brosgart(6)	3,491	*
Dr. Liat Hayardeny(7)	1,110	*
Yohai Stenzler(8)	7,184	*
Guy Nehemya(9)	7,073	*
Amir Poshinski(10)	3,401	*
Doron Cohen(11)	6,402	*
All directors and executive officers as a group (9 persons)	82,620	3.6%

*Less than 1%.

(1) All options included are either currently exercisable or will be exercisable within 60 days of March 21, 2025.

(2) Based upon information contained in a Schedule 13G/A filed by the shareholder on November 12, 2024. Shares beneficially owned consist of 167,258 ordinary shares issuable upon the exercise of warrants. The warrants are subject to a beneficial ownership limitation of 9.99%, which such limitation restricts the holder from exercising that portion of the warrants that would result in the holder and its affiliates owning, after exercise, a number of ordinary share in excess of the beneficial ownership limitation. Heights Capital Management, Inc., the authorized agent of CVI Investments, Inc. (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. The principal business address of CVI is c/o Heights Capital Management, Inc., 101 California Street, Suite 3250, San Francisco, California 94111.

(3) Consists of (i) 36,935 ordinary shares held by Mr. Baharaff; and (ii) options to purchase 9,509 ordinary shares that are currently exercisable within 60 days as of March 21, 2025.

(4) Consists of (i) 3,165 ordinary shares held by Mr. Nir; and (ii) 230 ordinary shares are held through Tushia Consulting Engineers Ltd., of which Shmuel Nir is its controlling shareholder and (iii) 498 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 21, 2025.

(5) Consists of (i) 3,124 ordinary shares held by Dr. Sidransky; and (ii) 498 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 21, 2025.

(6) Consists of 3,491 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 21, 2025.

(7) Consists of 1,110 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 21, 2025.

(8) Consists of (i) 6,282 ordinary shares held by Mr. Stenzler; and (ii) 902 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 21, 2025.

(9) Consists of (i) 6,282 ordinary shares held by Mr. Nehemya; and (ii) 791 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 21, 2025.

(10) Consists of (i) 3,124 ordinary shares held by Mr. Poshinski; and (ii) 277 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 21, 2025.

(11) Consists of (i) 6,250 ordinary shares held by Mr. Cohen and (ii) 152 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days as of March 21, 2025.

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

Significant Changes in the Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this annual report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

To our knowledge, as of March 21, 2025, we had 8 holders of record of our ordinary shares with a U.S. address, Cede & Co., the nominee of The Depository Trust Company. This holder held in the aggregate 2,247,758 ordinary shares, or 99.5% of our outstanding ordinary shares as of March 21, 2025. The number of record holders in the United States is not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

2013 Incentive Share Option Plan

We maintain one equity-based incentive plan, our 2013 Plan. As of March 21, 2025, the latest practicable date for inclusion in this annual report, a total of 500,000 shares were reserved for issuance under our 2013 Plan, of which (1) options to purchase 19,022 ordinary were issued and outstanding thereunder (i.e., were granted but not canceled, expired or exercised); (2) RSUs to purchase 159,791 ordinary shares were issued and outstanding; (3) options to purchase 6,050 ordinary shares were exercised and 36,884 ordinary shares were issued upon vesting of RSUs; (4) options to purchase 17,500 ordinary shares and RSUs to purchase 197,500 ordinary shares were approved by our Board and are subject to shareholders approval, and (5) 62,489 shares remain unallocated for future equity awards pursuant to our 2013 Plan.

On November 12, 2024, the board approved a grant of options to purchase 17,500 of our ordinary shares and a grant of 197,500 restricted share units, subject to the approval of the Company’s shareholders.

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

Certain Information Concerning Equity Awards to Office Holders

The following tables set forth information, as of March 21, 2025 concerning all outstanding equity awards to Office Holders as of such date.

Options

Name of Office Holder	Date of grant	Exercise price per share ($)*	Shares subject to the option	Shares vested and unexercised	Shares unvested	Schedule date of expiration
Allen Baharaff	December 30, 2013	NIS 1.80	1,399	1,399	0	Dec-12-2028
	December 30, 2013	NIS 1.80	466	466	0	Dec-12-2028
	February 4, 2016	$988.2	777	777	0	Feb-04-2026
	February 4, 2016	$1,069.2	944	944	0	Feb-04-2026
	July 10, 2018	$2,080.8	1,222	1,222	0	Jul-10-2028
	December 17, 2019	$921.6	1,222	1,222	0	Dec-17-2029
	November 10, 2020	$599.4	1,222	1,222	0	Nov-17-2030

Shmuel Nir	May 11, 2015	$988.2	55	55	0	May-11-2025
	February 4, 2016	$1,069.2	166	166	0	Feb-04-2026
	July 10, 2018	$2,080.8	166	166	0	Jul-10-2028
	July 15, 2021	$558	111	111	0	Jul-10-2031

Amir Poshinski	August 13, 2020	$858.6	166	166	-0	August 13, 2030
	July 15, 2021	$558	111	111	0	Jul-10-2031

David Sidransky	May 11, 2015	$988.2	55	55	0	May-11-2025
	February 4, 2016	$1,069.2	166	166	0	Feb-04-2026
	July 10, 2018	$2,080.8	166	166	0	Jul-10-2028
	July 15, 2021	$558	111	111	0	Jul-10-2031

Dr. Liat Hayardeny	September 6, 2016	$68.4	222	222	0	Sep-06-2026
	January 31, 2017	$68.4	222	222	0	Jan-31-2026
	July 10, 2018	$68.4	222	222	0	Jul-10-2028
	December 17, 2019	$68.4	222	222	0	Dec-17-2029
	November 10, 2020	$68.4	222	222	0	Nov-10-2030

Yohai Stenzler	January 3, 2016	$68.4	125	125	0	Jan-03-2026
	November 7, 2017	$68.4	111	111	0	Nov-07-2020
	July 10, 2018	$68.4	222	222	0	Jul-10-2028
	December 17, 2019	$68.4	222	222	0	Dec-17-2029
	November 10, 2020	$68.4	222	222	0	Nov-10-2030
		68.4
Guy Nehemya	January 3, 2016	$68.4	125	125	0	Jan-03-2026
	July 10, 2018	$68.4	222	222	0	Jul-10-2028
	December 17, 2019	$68.4	222	222	0	Dec-17-2029
	November 10, 2020	$68.4	222	222	0	Nov-10-2030

Carol L. Brosgart (**)	April 25, 2017	$876.6	111	111	0	Apr-25-2027
	July 10, 2018	$2,080.8	166	166	0	Jul-10-2028
	July 15, 2021	$558	111	111	0	Jul-10-2031
	August 7, 2023	$12.6	6,2500	4,188	2,062	Augt-7-2033

Doron Cohen	February 23, 2022	$68.4	222	152	70	Feb-23-2032

(*) All exercise prices are in USD unless otherwise specified.

(**) On November 12, 2024, the board approved Dr. Brosgart a grant of options to purchase 17,500 of our ordinary shares with an exercise price of $2.88. the grant is subject to the approval of the Company’s shareholders.

RSUs

		Shares
Name of Office		subject to	Shares	Shares
Holder	Date of grant	the RSUs	vested	unvested

Allen Baharaff (*)	Aug-7-2023	53,333	17,778	35,555

Shmuel Nir (*)	Feb-04-2016	41	41	0
	Aug-7-2023	6,250	2,083	4,167

David Sidransky (*)	Feb-04-2016	41	41	0
	Aug-7-2023	6,250	2,083	4,167

Amir Poshinski (*)	Aug-7-2023	6,250	2,083	4,167

Yohai Stenzler	Jan-03-2016	32	32	0
	Aug-7-2023	12,500	4,167	8,333
	Nov-12-2024	35,000	0	35,000

Guy Nehemya	Jan-03-2016	32	32	0
	Aug-7-2023	12,500	4,167	8,333
	Nov-12-2024	35,000	0	35,000

Doron Cohen	Aug-7-2023	12,500	4,167	8,333
	Nov-12-2024	35,000	0	35,000

(*) On November 12, 2024, the board approved a grant of 197,500 restricted share units to each of its directors, which is subject to the approval of the Company’s shareholders.

co

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

There was no erroneously awarded compensation that was required to be recovered pursuant to the Galmed Pharmaceuticals Ltd. Executive Officer Clawback Policy during the fiscal year ended December 31, 2024.

ITEM 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5% or more of the Company’s ordinary shares outstanding as of March 21, 2025, the latest practicable date for inclusion in this annual report. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions.

The following is a summary description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party and which were in effect since January 1, 2024.

Financing Agreement with GRD

We have provided financing to GRD from time to time, pursuant to which the Company and GRD have executed several capital notes for an aggregate outstanding principal amount of approximately $153.0 million. The par value of such notes is in NIS, and they bear no interest nor repayment date; provided, however, that no repayment shall be made before the fifth anniversary from the issuance date of each note.

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

OnKai

In May 2023, we entered into the OnKai Agreement for a $1.5 million equity investment in OnKai, a US-based technology company developing an AI-based platform to advance healthcare for underserved populations across the United States by facilitating alignment between healthcare stakeholders. The signing of the definitive agreement followed an announcement that we made in January 2023 that we had entered into a non-binding termsheet for an equity investment in OnKai. The OnKai Agreement provided that we will invest $1.5 million in exchange for series seed preferred shares of OnKai (which is in addition to a $1.5 million investment that was made by us in OnKai through a SAFE and which converted at a 15% discount into series seed preferred shares upon consummation of the Investment Round). Our investment in OnKai was part of an approximately $6 million Investment Round with other investors that was led by us of which SAFE notes of approximately $3.8 million were converted into preferred shares. On June 19, 2023, the Investment Round closed. Following the Investment Round, we hold approximately 23.9% of the outstanding share capital of OnKai on an as-converted and fully and our Chief Executive Officer and director, Allen Baharaff serves as a board member of OnKai. In 2024, we assigned our investment in Onkai to one our our wholly-owned subsidiaries in Israel, Galtopa Therapeutics Ltd. In connection with the OnKai Agreement, our wholly-owned subsidiary, GRD entered into the OnKai Services Agreement with OnKai. The OnKai Services Agreement provides that GRD shall on a non-exclusive basis (i) provide support services to OnKai relating to finance, business development, strategic planning, execution and others; and (ii) lend its experience to OnKai in building a strategy and for the development of treatments for the underserved and that OnKai shall on a non-exclusive basis (i) take part in plan preparation to serve GDR’s vision of developing drugs for the underserved population and (ii) when relevant, design a process on the clinical trial dashboard that could potentially serve GDR’s future trial. On October 15, 2024, we entered into a bridge loan agreement with OnKai pursuant to which we made a loan in an aggregate amount of $250,000 to OnKai payable by January 1, 2028. The loan bears interest at an annual rate of 15%. In addition, in connection with the OnKai Services Agreement, we paid OnKai $150,000 for OnKai to assist the Company in (i) identifying and preparing eligible sites for the Company’s future clinical trials and (ii) preparing and submitting applications for clinical and research grants in respect of such future clinical trials, including preparing reimbursement strategies. In the event that we are awarded a clinical or research grant, OnKai agreed to repay us the $150,000 that we initially paid to OnKai.

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

B. Plan of Distribution

Not applicable.

C. Market for Ordinary Shares

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “GLMD.”

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

General Corporate Tax Structure in Israel

Israeli resident companies (as defined below), such as the Company, are generally subject to corporate tax at the rate of 23% on their taxable income, as of January 1, 2018 (23% in 2024). However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Technology Enterprise, as discussed below, may be considerably less.

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

After examining the impact of the 2017 Amendment, we submitted a request to receive a tax ruling from the Israel Tax Authority to be recognized as a Preferred Technology Enterprise and we received a tax ruling from the Israel Tax Authority granting GRD a Preferred Technology Enterprise status, subject to terms and conditions determined in the tax ruling. The tax ruling was valid from 2018 until the tax year ending in 2022. There is no assurance that GRD will continue to meet all the terms and conditions required under the tax ruling and the Investment Law that will allow it to enjoy any tax benefits under the Investment Law.

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

Moreover, capital gains derived by an individual shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at their marginal rates applicable to business income (up to 50% in 2023 and 2024, including Excess Tax as detailed below).

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 721,560 for 2024), which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gains.

According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Certain distributions treated as dividends that are received by an individual U.S. Holder from a “qualified foreign corporation” may be classified as “qualified dividend income,” ~~—~~  which is generally taxed at the lower applicable long term capital gains rates provided certain holding period and other requirements are satisfied. A non-U.S. corporation (other than a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. We will not be a qualified foreign corporation if we are a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. As discussed below under “Passive Foreign Investment Company,” we believe that we were a PFIC for our 2024 taxable year and expect to be a PFIC for the 2025 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2025 or for any other taxable year. Our ordinary shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market, as we intend our ordinary shares will be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on our income, assets, and activities for such year. Based upon our review of our financial data, we believe that we were a PFIC for our 2024 taxable year and expect to be a PFIC for the 2025 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2025 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year.

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

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally is required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable

We may invest in the equity of foreign corporations that are PFICs or may own subsidiaries that are PFICs (any such entity, a “lower-tier PFIC”). If we are classified as a PFIC, under attribution rules, U.S. Holders will be subject to the PFIC rules with respect to their indirect ownership interests in such lower-tier PFICs, such that a disposition by us of the shares of the lower-tier PFIC or receipt by us of a distribution from the lower-tier PFIC generally will be treated as a deemed disposition of such shares or the deemed receipt of such distribution by the U.S. Holder, subject to taxation under the PFIC rules even though the U.S. Holder does not receive any proceeds from those dispositions or distributions. There can be no assurance that a U.S. Holder will be able to make a QEF election with respect to any lower-tier PFICs in which we invest. Each U.S. Holder is encouraged to consult its own tax advisor with respect to tax consequences of an investment by us in a lower-tier PFIC.

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

Interest Rate Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. We currently do not hedge interest rate exposure. Because of the short-term maturities of our cash equivalents and investment securities, we do not believe that an increase in market rates would have any significant impact on the realized value of our investment securities. If a 10% change in interest rates were to have occurred on December 31, 2024, this change would not have had a material effect on the fair value of our investment portfolio as of that date.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2024, our internal control over financial reporting was effective.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services.

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, served as our independent public accountants for the fiscal years ended December 31, 2024 and 2023, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2024 and 2023.

	2024	2023
	(US$ in thousands)	(US$ in thousands)
Audit Fees (1)	170	160
Tax and incentives Fees (2)	8	-
Total	178	160

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements, including consents and comfort letters for registration statement filings.

(2)	Tax fees consist of services related to obtaining a tax rulings.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J. Insider Trading Policies.

We have adopted a statement of trading policies that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Insider Trading Policy is included as Exhibit 11.2 to this annual report. In addition, with regard to any trading in our own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.

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

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Galmed Pharmaceuticals Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Marketable Debt Securities Classified as Available-for-Sale– Refer to Note 3 to the consolidated financial statements

Critical Audit Matter Description

The Company invests its excess cash primarily in available-for-sale marketable debt securities. Investments in marketable debt securities classified as available-for-sale are reported at fair value in the financial statements. The investments totaled approximately $7.2 million on December 31, 2024.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s investments in marketable debt securities classified as available-for-sale included the following, among others:

●	We assessed the accuracy and completeness of the quantities of marketable debt securities held by the Company as of December 31, 2024 by comparing the Company’s investment report to the custodians’ balance confirmations.

●	We obtained independent estimates of the fair value of the investments in marketable debt securities classified as available-for-sale held by the Company as of December 31, 2024 and compared our estimates to the Company’s estimates.

●	We agreed the recorded values of investments in marketable debt securities classified as available-for-sale to the fair values indicated in the custodians’ balance confirmations.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

April 2, 2025

We have served as the Company’s auditor since 2013.

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets

U.S. Dollars in thousands, except share data and per share data

		As of December 31,
	Note	2024	2023
Assets
Current assets
Cash and cash equivalents		$4,652	$2,861
Restricted cash	10	121	117
Short-term deposits		3,496	2,253
Marketable debt securities	3	7,183	7,528
Other receivables	4	672	480
Total current assets		16,124	13,239

Operating lease right-of-use assets	5	-	42
Property and equipment, net	6	-	83
Investment in associate at fair value	7	2,119	3,265
Loan to associate	7	257	-
Total non-current assets		2,376	3,390

Total assets		$18,500	$16,629

Liabilities and stockholders’ equity

Current liabilities
Trade payables		$1,308	$1,879
Other payables	8	865	871
Total current liabilities		2,173	2,750

Commitments and contingencies liabilities	10	-	-

Stockholders’ equity
Ordinary shares, par value NIS 1.80 per share; Authorized 50,000,000 shares; Issued and outstanding: 1,664,884 and 573,741 shares as of December 31, 2024 and December 31, 2023, respectively (*)	11	742	209
Additional paid-in capital		216,470	207,076
Accumulated other comprehensive loss		(416)	(454)
Accumulated deficit		(200,469)	(192,952)
Total stockholders’ equity		16,327	13,879

Total liabilities and stockholders’ equity		$18,500	$16,629

(*)	Retroactively adjusted to reflect the 12-1 reverse split that was effected in August 2024 (see Note 11(A)(3))

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Operations

U.S. Dollars in thousands, except share data and per share data

		Year ended December 31,
		2024	2023	2022
Research and development expenses	12	2,979	3,569	12,995
General and administrative expenses	13	3,299	3,923	4,656
Total operating loss		6,278	7,492	17,651
Financial loss (income), net	14	(516)	(580)	215
Financial expenses related to SEPA	11	610	-	-
Impairment on associate	7	1,145	-	-
Net loss		$7,517	$6,912	$17,866

Basic and diluted net loss per share (*)		$8.08	$30.00	$127.80
Weighted-average number of shares outstanding used in computing basic and diluted net loss per share (*)		930,822	230,795	139,682

(*)	Retroactively adjusted to reflect the 12-1 reverse split that was affected in August 2024 (see Note 11(A)(3))

Accompanying notes are an integral part of the consolidated financial statements.

F-4

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Comprehensive Loss

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2024	2023	2022
Net loss	$7,517	$6,912	$17,866
Other comprehensive loss:
Net unrealized loss (gain) on available for sale securities	(38)	(291)	574
Comprehensive loss	$7,479	$6,621	$18,440

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Statements of Changes in Stockholders’ Equity

U.S. Dollars in thousands, except share data and per share data

				Accumulated
			Additional	other
	Ordinary shares (**)		paid-in	comprehensive	Accumulated
	Shares	Amount	capital	income (loss)	deficit	Total

Balance - December 31, 2021	293,682	$70	$198,772	$(171)	$(168,174)	$30,497

Stock-based compensation	-	-	1,296	-	-	1,296

Issuance of ordinary shares in ATM offering net of issuance costs of $2	643	-(*)	70	-	-	70

Unrealized loss from marketable debt securities	—	—	—	(574)	—	(574)

Net loss	—	—	—	—	(17,866)	(17,866)

Balance - December 31, 2022	294,325	$70	$200,138	$(745)	$(186,040)	$13,423

Issuance of ordinary shares, pre-funded warrants, and warrants net of issuance costs of $756 thousand (***)	31,667	16	6,169	-	-	6,185

Exercise of Pre-funded warrants (***)	247,749	123	(123)	-	-	-

Stock-based compensation	-	-	892	-	-	892

Unrealized gain on marketable debt securities	-	-	-	291	-	291

Net loss	-	-	-	-	(6,912)	(6,912)

Balance - December 31, 2023	573,741	209	207,076	(454)	(192,952)	13,879

Issuance of ordinary shares in relation to SEPA (****)	558,775	272	4,654	-	-	4,926

Issuance of SEPA Commitment Shares (****)	15,784	8	62			70

Exercise of Pre-funded warrants (***)	186,723	92	(92)			-

Exercise of RSUs	36,528	18	(18)			-

Exercise of Warrants (***)	293,333	143	4,257			4,400

Stock-based compensation	-	-	531	-	-	531

Unrealized gain from marketable debt securities	-	-	-	38	-	38

Net loss	-	-	-	-	(7,517)	(7,517)

Balance - December 31, 2024	1,664,884	742	216,470	(416)	(200,469)	16,327

(*)	Represents amounts less than $1

(**)	Retroactively adjusted to reflect the 12-1 reverse split that was effected in August 2024 (see Note 11(A)(3))

(***)	See also Note 11(A)(4)

(****)	See also Note 11(A)(5)

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Cash Flows

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2024	2023	2022
Cash flow from operating activities

Net loss for the year	$(7,517)	$(6,912)	$(17,866)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	83	31	35
Amortization of discount (premium) on marketable debt securities	(17)	19	(2)
Gain on sale of marketable debt securities	12	13	523
Finance expenses related to SEPA (***)	610	-	-
Finance expenses (income)	1	6	(36)
Decrease in short-term deposits	7	(53)	-
Interest income from loan to associate (**)	(7)	-	-
Stock-based compensation expense	531	892	1,296
Impairment of Associate (**)	1,145	-	-
Change in fair value convertible note		(265)	-
Changes in operating assets and liabilities:

Decrease (increase) in other receivables	(192)	345	300
Decrease in trade payables	(571)	(681)	(2,311)
Increase (decrease) in other payables	35	468	(440)
Net cash used in operating activities	(5,880)	(6,137)	(18,501)

Cash flow from investing activities
Purchase of property and equipment	-	-	(4)
Investment in available for sale securities,	(5,115)	(4,133)	(2,373)
Investment in Convertible note (**)	-	-	(1,500)
Loan to associate (**)	(250)	-	-
Investment in Associate (**)	-	(1,500)	-
Proceeds from sale of available for sale securities,	5,504	8,633	21,440
Proceeds from (investment in) short-term deposits, net	(1,250)	(2,200)	-
Net cash provided by (used in) investing activities	(1,111)	800	17,563

Cash flow from financing activities
Issuance of ordinary shares in at-the-market offering, net of issuance costs	-	-	70
Issuance of ordinary shares in relation to SEPA (***)	4,386	-	-
Issuance of ordinary shares, pre-funded warrants, and warrants net of issuance costs (****)	4,400	6,185
Net cash provided by financing activities	8,786	6,185	70
Increase (decrease) in cash, cash equivalents and restricted cash	1,795	848	(868)
Cash and cash equivalents and restricted cash at the beginning of the year	2,978	2,130	2,998
Cash, cash equivalents and restricted cash at the end of the year	$4,773	$2,978	$2,130

Supplemental disclosure of cash flow information:
Cash received from interest	$503	$376	$297

Non-cash investing and financing activities:
Conversion of convertible note into investment in associate	-	1,765	-

(*)	Represents amount less than $1

(**)	See also Note 7

(***)	See also Note 11(A)(5)

(****)	See also Note 11(A)(4)

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

The Company is a biopharmaceutical company focused on the development of Aramchol. The Company has focused almost exclusively on developing Aramchol for the treatment of liver disease and previously was developing Aramchol for Primary Sclerosing Cholangitis, or PSC. The Company is currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of the Company’s growth strategy, the Company is actively pursuing opportunities to expand and diversify its product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with the Company’s core expertise in drug development.. The Company has an operating history limited to pre-clinical and clinical drug development.

The Company funded its research and development programs and operations to date primarily through proceeds from private placements and public offerings. The Company currently has no products approved for marketing and has not generated any revenue from product sales to date. As of December 31, 2024, the Company had cash and cash equivalents of $4.7 million, restricted cash of $0.1 million, short-term deposits of $3.5 million and marketable debt securities of $7.2 million.

The Company has incurred operating losses in each year since inception. The Company’s loss attributable to holders of its ordinary shares for the years ended December 31, 2022, 2023, and 2024 was approximately $17.9 million, $6.9 million, and $8.0 million, respectively. As of December 31, 2024, the Company had an accumulated deficit of $200.5 million. Substantially all of its operating losses resulted from costs incurred in connection with the Company’s development program and from general and administrative costs associated with its operations.

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

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

  C. Financial statement in U.S. dollars

The functional currency of the Company and its subsidiaries is the U.S dollar (the “dollar”), because the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate and expect to continue operating in the foreseeable future. Transactions and balances denominated in dollars are presented in their original amounts. Non-dollar denominated transactions and balances have been re-measured to dollars in accordance with the provisions of ASC 830, “Foreign Currency Matters.” All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

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

  G. Short-term deposits

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term deposits are stated at cost which approximates fair market value. Interest rates on the Company’s short-term deposits were between 5.06%-6.63% during the year ended December 31, 2024.

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

If the Company intends to sell the debt security (that is, it has decided to sell the security), or more likely than not will be required to sell the security before recovery of its amortized cost basis, any allowance for current expected credit losses is written off and the amortized cost basis shall be written down to the debt security’s fair value at the reporting date with any incremental impairment reported in earnings. Based on management’s assessment, the Company does not intend to sell its securities for less than amortized cost; therefore, an allowance for current expected credit losses has not been recorded as of December 31, 2024 and 2023.

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

  J. Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%

Office furniture and equipment	7–16
Computer software and electronic equipment	15–33
Leasehold improvements	Shorter of the remaining lease term or useful life

The Company recorded depreciation expenses in a total of approximately $0.08 million, $0.03 million and $0.06 million for the years ended December 31, 2024, 2023 and 2022, respectively.

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

The fair value of the Company’s assets measured at fair value on a recurring basis by level within the fair value hierarchy are as follows (in thousands):

		December 31, 2024
	Level 1	Level 2	Level 3	Fair Value

Corporate bonds	$-	$2,367	$-	$2,367
Treasury bills	-	533	-	533
Mutual funds	4,283	-	-	4,283
Investment in associate	-	-	2,119	2,119
Total	4,283	2,900	2,119	9,302

		December 31, 2023
	Level 1	Level 2	Level 3	Fair Value

Corporate bonds	$-	$1,969	$-	$1,969
Treasury bills	-	409	-	409
Mutual funds	5,150	-	-	5,150
Investment in associate			3,265	3,265
Total	5,150	2,378	3,265	10,793

Derivative instrument

Under ASC 815-40, contracts that are not indexed to the Company’s own equity are classified as liabilities recorded at fair value, as such, the Company classifies the SEPA Agreement entered into (see Note 11A(5)) as a derivative instrument measured at fair value at each reporting period, as settlement provisions under this agreement are not indexed to the Company’s own equity.

  M. Accounting for stock-based compensation

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

  O. Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized. As of December 31, 2024 and 2023, the Company recorded a full valuation allowance against its deferred tax assets.

The Company applies a more-likely-than-not recognition threshold to uncertain tax positions based on the technical merits of the income tax positions taken. The Company does not recognize a tax benefit unless it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit that is recorded for these positions is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of December 31, 2024 and 2023, no liability for unrecognized tax benefits was recorded due to immateriality.

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

All outstanding stock options, RSUs, prefunded-warrants and warrants were excluded from the calculation of the diluted loss per share for the years ended December 31, 2024, 2023 and 2022, because all such securities have an anti-dilutive effect.

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

The Company has made a policy election not to capitalize leases with a term of 12 months or less. The Company made has also made a policy election to include lease and non-lease components as a single lease component.

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

  R. Investment in Associate at Fair Value

The Company holds an equity investment of a privately-owned company, Onkai Inc. (“Onkai”), over which it has the ability to exercise significant influence, but not control. The investment was included as a non-current asset in the balance sheet as of December 31, 2024. The Company has elected the fair value option allowed by ASC 825, Financial Instruments, with respect to this investment because management believes this approach will better reflect the economics of its equity interest. Under the fair value option, the investment is remeasured at fair value (level 3) at each reporting period with changes in fair value, if any, recorded in the statement of operations.

As of December 31, 2024, management, based on fair value estimation, assessed the qualitative aspects of the equity investment and macroeconomic factors and determined that an impairment should be recognized in amount of $1.1 million.

  S. Recently adopted accounting pronouncements

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

  T. Accounting pronouncements not yet effective

In November 2024, the FASB issued ASU 2024-03, “Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires the disaggregation of certain expenses in the financial statements notes, to provide enhanced transparency into the expense captions presented on the face of the consolidated statement of operations. ASU 2024-03 is effective for annual reporting periods beginning January 1, 2027 and interim periods beginning January 1, 2028 and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its related disclosures, and the transition method.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 3 – Marketable debt securities

The following table summarizes the Company’s marketable debt securities as of December 31, 2024 and 2023:

	As of December 31, 2024
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
		(in thousands)
Corporate bonds	$2,529	$9	$(171)	$2,367
Treasury bills	530	3	-	533
Mutual funds	4,540	23	(280)	4,283
Total short-term investments	$7,599	$35	$(451)	$7,183

	As of December 31, 2023
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
		(in thousands)
Corporate bonds	$2,123	$6	$(160)	$1,969
Treasury bills	400	9	-	409
Mutual funds	5,459	1	(310)	5,150
Total short-term investments	$7,982	$16	$(470)	$7,528

The contractual maturities of the aforementioned corporate bonds and treasury bills are less than one year for the year ended December 31, 2024 and one year and a half of the aforementioned corporate bonds for the year ended December 31, 2023.

Note 4– Other Receivables

	As of December 31,
	2024	2023
	(in thousands)
Prepaid expenses	$463	$315
Government institutions	76	47
Other receivables	133	118
	$672	$480

Note 5– Leases

The Company leased, approximately 590 square meters at a facility located in Tel-Aviv, Israel. The lease expired on March 21, 2024. The Company did not extend the lease and the Company’s employees are currently working remotely while management is in the process of searching for a new permanent location for its principal executive offices.

During 2024, 2023 and 2022, the Company recorded lease expenses in its statement of operations in the amount of $0.04 million, $0.2 million, and $0.2 million respectively.

At December 31, 2024, the Company’s operating lease right-of-use assets and current lease liabilities for operating leases totaled $0 thousand and $0 thousand, respectively, while at December 31, 2023, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totaled $42 thousand and $41 thousand, respectively.

Note 6 – Property and equipment, net

	As of December 31,
	2024	2023
	(in thousands)
Medical equipment	$737	$737
Office furniture and equipment	55	55
Computer software and electronic equipment	75	75
Leasehold improvements	236	235
	1,103	1,102
Less - Accumulated depreciation	(1,103)	(1,019)
Net book value	$-	$83

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

The Company’s investment in OnKai was part of an approximately $6.0 million investment round (the “Investment Round”) with other investors that was led by the Company of which SAFEs of approximately $3.8 were converted into preferred shares of Onkai upon the consummation of the Investment Round. On June 19, 2023, the Investment Round closed. Following the closing of the Investment Round, the Company holds 1,223,535 preferred shares which comprised approximately 24% of the outstanding share capital of OnKai on an as-converted basis as of December 31, 2023 and December 31, 2024. The Company’s Chief Executive Officer and director, Allen Baharaff, serves as one of three board members of OnKai.

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

In connection with the Agreement, the Company’s wholly-owned subsidiary, GRD, entered into a services agreement (the “Services Agreement”) with OnKai. The Services Agreement provides that GRD will on a non-exclusive basis (i) provide support services to OnKai relating to finance, business development, strategic planning, execution and others; and (ii) lend its experience to OnKai in building a strategy and for the development of treatments for the underserved and that OnKai shall on a non-exclusive basis (i) take part in plan preparation to serve GRD’s vision of developing drugs for the underserved population and (ii) when relevant, design a process on the clinical trial dashboard that could potentially serve GDR’s future trial.

In connection with the above mentioned Services Agreement, the Company recorded reimbursement of expenses of $48 thousand and $12 thousand in general and administrative expenses in its statement of operations for the years ended December 31, 2024 and December 31, 2023, respectively.

On October 15, 2024, the Company entered into a bridge loan agreement with OnKai pursuant to which the Company made a loan in an aggregate amount of $250,000 to OnKai payable by January 1, 2028. The loan bears interest at an annual rate of 15%. In addition, in connection with the Services Agreement, the Company paid OnKai $150,000 for OnKai to assist the Company in (i) identifying and preparing eligible sites for the Company’s future clinical trials and (ii) preparing and submitting applications for clinical and research grants in respect of such future clinical trials, including preparing reimbursement strategies. In the event that Onkai is awarded a clinical or research grant, OnKai agreed to repay the Company the $150,000 that it initially paid to OnKai.

As of December 31, 2024, management, based on fair value estimation, assessed the qualitative aspects of the equity investment and macroeconomic factors and determined that an impairment should be recognized in amount of $1.1 million.

Attached is a summarized un-audited financial information of Onkai:

Balance sheet as of December 31, 2024

December 31,
2024
(in thousands)
Current assets	$105
Non-current assets	3
Current liabilities	324
Non-current liabilities	1,665
Equity	(1,881)

Statement of operations for the year ended December 31, 2024:

(in thousands)

Total operating loss	$2,485
Financial expenses, net	30
Income tax	22
Net Loss	$2,537

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 8 – Other Payables

	As of December 31,
	2024	2023
	(in thousands)
Employees and related	$603	$571
Accrued Vacation	256	259
Short-term lease obligation	-	41
Other	6	-
	$865	$871

Note 9 – Related Parties

1.	As of December 31, 2024, and 2023, the Company had an accrual in the amount of approximately $0.5 million and $0.6 million, respectively, pursuant to an employment agreements with its officers and directors’ fee.

2.	As of December 31, 2024, the Company had a receivable balance of $25 thousand, pursuant to a service agreement with OnKai and a long term loan balance of $257 thousand (see note 7).

3.	During 2024, 2023 and 2022, the Company recorded salary expenses, stock-based compensation expenses and directors’ fees to its related parties in the amount of $3.1 million, $2.8 million and $2.8 million respectively.

4.	During 2024, the Company recorded reimbursement of expenses pursuant to the service agreement with OnKai. And as well recorded research and development expenses in connection with the service agreement with Onkai (see note 7)

Note 10 – Commitments and Contingencies

1.	As of December 31, 2024, the Company recorded a pledge on its short-term deposit in favor of its bank in the amount of approximately $121 thousand to secure the Company’s commitments to the bank

2.	The Company enters into contracts in the ordinary course of business with contract research organizations for clinical trials and clinical supply manufacturing and with vendors for non-clinical research studies and other services and products for operating purposes, which generally provide for termination upon 30 to 90 days’ notice or less, and therefore are cancelable contracts and not considered as commitment or purchase obligations.

3.	On June 28, 2021, the Company entered into a license agreement with Yissum Research Development Company of the Hebrew University of Jerusalem (“Yissum”) pursuant to which Yissum granted to the Company a worldwide, exclusive and irrevocable license to develop and commercialize Amilo-5Mer. Under the license agreement, the Company is responsible for carrying out the development and commercialization of Amilo-5Mer and the prosecution and maintenance of the licensed patents under the license agreement. In consideration for the grant of the license, the Company paid Yissum an upfront license fee of $100 thousand which was included in research and development expenses for the period ended December 31, 2021. In addition, the Company may be required to make payments of up to $950 thousand upon meeting certain regulatory milestones and may be entitled to pay single digit royalties on any future net sales and a share of any sublicense fees. The Company is not currently pursuing the development of Amilo-5MER.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 11 – Stockholders’ equity

A.	Ordinary shares

1.	Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

2.	On March 26, 2021, the Company entered into a Sales Agreement (the “2021 Sales Agreement”) with Cantor Fitzgerald & Co. and Canaccord Genuity LLC, as sales agents, pursuant to which the Company may offer and sell ordinary shares “at the market” having an aggregate offering price of up to $50.0 million from time to time through the sales agents. During 2022, the Company sold 643 ordinary shares under its ATM program for total net proceeds of approximately $0.1 million. The Company did not sell any ordinary shares the 2021 Sales Agreement in 2023 and 2024 and in August 2024, the Company terminated the 2021 Sales Agreement in connection with its entry into the 2024 Sales Agreement (as defined below). See Note 11(A)(6).

3.	On May 15, 2023, the Company effected a reverse share split of the Company’s ordinary shares at the ratio of 1-for-15, such that each fifteen (15) ordinary shares, par value NIS 0.01 per share, were consolidated into one (1) ordinary share, par value NIS 0.15. On August 29, 2024 the Company effected an additional reverse share split of the Company’s ordinary shares at the ratio of 1-for-12, such that each twelve (12) ordinary shares, par value NIS 0.15 per share, were consolidated into one (1) ordinary share, par value NIS 1.80 per share. As a result, all share and per share amounts prior to the reverse share split were adjusted retroactively for all periods presented in these consolidated financial statements.

4.

On July 18, 2023, the Company sold to investors in a public offering (i) 31,666 ordinary shares, (ii) 435,000 pre-funded warrants to purchase 435,000 ordinary shares (the “Pre-Funded Warrants”), and (iii) 466,666 warrants to purchase 466,666 ordinary shares (the “Investor Warrants”), at a purchase price of $15.0 per share and accompanying Investor Warrant and $14.99 per Pre-Funded Warrant and accompanying Investor Warrant. The aggregate gross proceeds were $7.0 million ($6.2 million net of issuance costs).

The Pre-Funded Warrants are immediately exercisable at an exercise price of $0.001 per ordinary share. As of December 31, 2024, all of the Pre-Funded Warrants have been exercised.

The Investor Warrants have an exercise price of $15 per ordinary share, are immediately exercisable, and may be exercised until July 18, 2028. During September 2024, a total of 293,333 Investor Warrants have been exercised into 293,333 ordinary shares for a total net proceeds of $4.4 million. As of December 31, 2024 a total of 173,333 warrants are outstanding.

5.

On August 30, 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“YA”). Pursuant to the SEPA, the Company have the right, but not the obligation, to sell to YA from time to time, each such occurrence, an Advance, up to $10.0 million (the “Commitment Amount”), of the Company ordinary shares, during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. On October 21, 2024, the Company and YA entered into an amendment to the SEPA to increase the Amount of the commitment to $20.0 million of the Company’s ordinary shares.

As consideration for YA’s irrevocable commitment to purchase the Company’s ordinary shares up to the Commitment Amount, the Company agreed to issue 31,566 ordinary shares (the “Commitment Shares”) to YA and also paid a $15,000 structuring fee to an affiliate of YA. The Commitment Shares shall be issued in four equal installments every 90 calendar days. As of December 31, 2024, the Company issued a total of 15,784 Commitment Share. The Commitment Shares and structuring fee were recorded as expense in “Finance expenses related to SEPA”, in amounts of $70 thousand and $15 thousand, respectively.

The Company evaluated the contract that includes the right to require YA to purchase shares of common stock in the future (“put right”) considering the guidance in ASC 815-40, “Derivatives and Hedging — Contracts on an Entity’s Own Equity” and concluded that it is an equity-linked contract that does not qualify for equity classification, and therefore requires fair value accounting and thus meet the definition of a derivative liability. Accordingly, the put right will be measured at fair value at each reporting period, and changes in its fair value will be recognized in the consolidated statement of operations. The Put right is measured under level 2 of the Fair Value hierarchy. The Company analyzed the terms of the freestanding put right and concluded that it has an immaterial value as of December 31, 2024.

As of December 31, 2024, the Company has issued an aggregate of 574,559 ordinary shares to YA for aggregate gross proceeds of approximately $5.0 million (4.4 million net of issuance costs). The Company recorded expenses in the amount of $0.6 million in “finance expenses related to SEPA” (including the commitment shares and structuring fee, as detailed above)

6.	On November 14, 2024, the Company entered into a Capital on Demand Sales Agreement (the “2024 Sales Agreement”) with JonesTrading Institutional Serviecs LLC, (“JonesTrading). Pursuent to the 2024 Sales Agreement, the Company may offer and sell ordinary shares having an aggregate offering price of up to $8.1 million, from time to time through JonesTrading. Subsequent to the balance sheet date, As of March 21 2025, the Company sold 541,996 ordinary shares pursuant to the 2024 Sales Agreement, for a total consideration of approximately $1.5 million

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 11 – Stockholders’ equity (Cont.)

B.	Stock-based compensation

1.	The Company has an equity-based incentive plan, the 2013 Incentive Share Option Plan (the “2013 Plan”). As of December 31, 2023, based on the latest amendment to the plan from August 7, 2023, a total of 500,000 ordinary shares were reserved for issuance under the 2013 Plan, of which a total of 63,253 ordinary shares remain reserved, but unallocated for future equity awards. The 2013 Plan, which was adopted by the Board on September 2, 2013, and approved by the Company’s shareholders on December 30, 2013 (as was amended by the Board and the Company’s shareholders on March 30, 2015, May 11, 2015, August 30, 2018, August 7, 2023 and November 12, 2024 respectively), provides for the grant of options to purchase the ordinary shares and the issuance of RSUs to the Company’s officers, directors, employees, service providers and consultants. The 2013 Plan provides for such equity-based compensation under various and different tax regimes.

2.	In February 2022, the Company granted options to purchase 222 ordinary shares of the Company to one of its officers. The options are exercisable at $288 per share, have a 10-year term and vest over a period of four years.

3.	On March 23, 2023, the Company received a ruling from the Israel Tax Authority (“ITA”) confirming the repricing of certain stock options. This repricing was accounted for as a modification of a share-based payment award. The incremental compensation expense recognized as a result of the modification during the year ended December 31, 2023 was approximately $0.1 million.

4.	In August 2023, the Company granted 109,583 RSUs and 6,250 options to purchase 6,250 ordinary shares of the Company to its officers and directors. The options are exercisable at $1.05 per share and have a 10-year term. The options and RSUs vest over a period of three years. The aggregate grant date fair value of such RSUs and options was approximately $0.9 million.

5.	In September 2023, the Company extended the exercise period of 1,805 options with an exercise price of 0.15 NIS previously granted to the Company’s Chief Executive Officer (and director), by approximately five years to December 31, 2028. the exercise period represented a modification in accordance with ASC 718. The Incremental compensation expense on the modification date was less than $1 thousand.

6.	On November 12, 2024, the Company’s board of directors approved the grant of 302,500 RSUs and 17,500 options to purchase 17,500 ordinary shares of the Company to its officers and directors. The options and 197,500 of the RSUs are subject to the approval of the Company’s shareholders.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 11 – Stockholders’ equity (Cont.)

B.	Stock-based compensation (Cont.)

6.	A summary of the status of the Company’s outstanding options as of December 31, 2024 and 2023 and changes during the years then ended are presented below:

	2024		2023 (*)
		Weighted		Weighted
	Number of	average	Number of	average
	share	exercise	share	exercise
	options	price	options	price
Options outstanding at beginning of year	20,277	$460	14,973	$654
Granted	-	$-	6,250	$12.6
Forfeited	(1,041)	$94	(11,351)	$441.6
Outstanding at end of year	19,236	$321	20,277	460
Options exercisable at year end	$14,966	$413	13,269	670.56

The following assumptions were used for the fiscal year 2023 grants:

-	dividend yield of 0.00% for all periods.

-	risk-free interest rate between 0.80% and 1.34% for the fiscal year 2021, 1.94% for the fiscal year 2022 and 4.16% for the fiscal year 2023.

-	an expected life between 5 and 6.25 years for all periods.

-	and a volatility rate ranging between 64% and 81% for the fiscal year 2021, 65% for the fiscal year 2022 and 108% for the fiscal year 2023.

As of December 31, 2024, and 2023, the weighted-average remaining contractual term of the outstanding options, excluding the 270 options granted in 2002 that have no expiration date, is 3.82 and 6.24 years, respectively.

The weighted average grant date fair value of the options granted during the years ended December 31, 2023 and 2022 is $0.63, and $0.68 respectively.

As of December 31, 2024, a total of 1,805 outstanding and exercisable options are “in the money” with aggregate intrinsic value of $5 thousand; while as of December 31, 2023 a total of 21,654 outstanding and exercisable options were “in the money” with aggregate intrinsic value of $1 thousand.

The unrecognized compensation expense calculated under the fair-value method for stock options expected to vest as of December 31, 2024, 2023 and 2022 is approximately $0.03 million, $0.3 million, and $0.9 million, respectively, and is expected to be recognized over a weighted-average period of 1.0 years, 0.3 years and 1.41 years, respectively.

For the years ended 2024, 2023 and 2022, the Company recorded a total of $0.5 million, $0.8 million, and $1.3 million of stock-based compensation expenses, in connection with the above-mentioned options.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 11 – Stockholders’ equity (Cont.)

B.	Stock-based compensation (Cont.)

On August 7, 2023, the Company issued a total of 109,583 RSUs. Upon vesting, each RSU will settle for the issuance of one ordinary share. The RSUs vest over three years. On November 12, 2024, the Company’s board of directors approved the grant of 302,500 of which 197,500 are subject to the approval of the Company’s shareholders. As of December 31, 2024, 36,528 of the RSUs were vested. With respect to the above-mentioned RSUs, the Company recorded stock-based compensation expenses in the amount of $0.3 million and $0.1 million for the years ended December 31, 2024 and 2023, respectively.

The weighted average grant date fair value of the RSUs granted during the year ended December 31, 2024 and 2023 was $3.02 and $0.63, respectively

The unrecognized compensation expense calculated for RSUs expected to vest as of December 31, 2024 and 2023 is approximately $0.7 million and $0.7 million, respectively and is expected to be recognized over a weighted-average period of 2.11 years and 2.5 years, respectively.

Note 12 – Research and Development Expenses

	Year ended December 31,
	2024	2023	2022
		(in thousands)
Chemistry and formulation studies	$696	$573	$2,448
Salaries	982	676	1,692
Stock-based compensation	112	243	383
Research and preclinical studies	255	460	1,346
Clinical studies	291	616	6,532
Regulatory and other expenses	643	1,001	594
	$2,979	$3,569	$12,995

Note 13 – General and Administrative Expenses

	Year ended December 31,
	2024	2023	2022
		(in thousands)
Stock-based compensation	$419	$649	$913
Professional fees	896	908	1,084
Salaries and benefits	1,478	1,428	1,164
Rent and office-maintenance fees	117	261	401
Insurance and other expenses	389	677	1,094
	$3,299	$3,923	$4,656

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 14 – Financial income, net

	Year ended December 31,
	2024	2023	2022
		(in thousands)
Bank fees	$15	$11	$22
Interest income	(503)	(375)	(297)
Loss from sale of marketable debt securities	12	13	526
Change in fair value of convertible note	-	(265)	-
Foreign currency (gains) losses	(40)	36	(36)
	$(516)	$(580)	$215

Note 15 – Income Taxes

A.	General

The Company is assessed for tax purposes on an unconsolidated basis. Each of the Company’s subsidiaries is subject to the tax rules prevailing in its country of incorporation.

B.	Corporate Taxation

Israeli Companies:

The Israeli corporate income tax rate is 23% for the years 2022, 2023 and 2024.

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

Maltese subsidiary:

Taxable income of Maltese companies was subject to tax at the rate of 35% for the years 2022, 2023, and 2024.

C.	Net Operating Loss Carry forward

As of December 31, 2024, the Company had approximately $175.4 million net-operating-loss carry forwards, consisting of approximately $11.7 million of Maltese net-operating-loss carry forwards and approximately $163.7 million Israeli net-operating-loss carry forward. Additionally, the Company had approximately $3.1 million of capital loss carry forward from the sale of marketable debt securities in Israel. The Maltese and the Israeli loss carry forwards have no expiration date.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 15 – Income Taxes (Cont.)

D.	Deferred income taxes

As of December 31, 2024, the significant components of the Company’s deferred tax assets are net operating loss carryforward in the amount of $175.4 million. and research and development expenses in the amount of $3.3 million. The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2024. Management reevaluates the positive and negative evidence at each reporting period.

E.	Tax assessments

The Israeli subsidiaries received final tax assessments through the year ended December 31, 2019.

F.	Effective tax expense

A reconciliation of the Company’s effective tax expense to the Company’s theoretical statutory tax benefit is as follows:

	Year ended December 31,
	2024	2023	2022
		(in thousands)
Loss before taxes on income, as reported in the consolidated statements of operations	$7,517	$6,912	$17,866

Statutory tax rate	23%	23%	12%

Theoretical tax benefit	1,729	1,590	2,144

Losses and other items for which a valuation allowance was provided or benefit from loss carry forwards	(1,729)	(1,590)	(2,144)

Actual tax expense	$—	$—	$—

Note 16 – Subsequent events

1.	Subsequent to the balance sheet date, as of March 21 2025, the Company sold 541,996 ordinary shares pursuant to the 2024 Sales Agreement with JonesTrading, for a total consideration of approximately $1.5 million. See note 11(A)(6).

2.	Subsequent to the balance sheet date, as of March 21, 2025 the Company has issued an aggregate of 7,891 ordinary shares to YA as part of the Commitment Shares and an aggregate of 25,000 ordinary shares that we sold to YA as Advance Shares for aggregate gross proceeds of approximately $75 thousand. See note 11(A)(5).

Note 17 – Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company manages its business on the basis of one reportable segment and unit. The Company’s chief operating decision maker is the chief executive officer of the Company.

The CODM assesses the performance of the Company and decides how to allocate resources based on the operating results available that is also reported within the Consolidated Statements of Operations. The measure of segment assets that is reviewed by the CODM is reported within the Balance Sheet as Total assets.

ITEM 19. Exhibits.

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of Galmed Pharmaceuticals Ltd. (19)

2.1	Description of Securities Registered under Section 12 of the Exchange Act*

4.1	Form of Indemnification Agreement (1)

4.2	Galmed Pharmaceuticals Ltd. 2013 Incentive Share Option Plan as anemded on October 4, 2023 (4)

4.3	Registration and Information Rights Agreement, dated December 2013, by and among Galmed Pharmaceuticals Ltd., Shirat HaChaim Ltd., David & Debora Goldfarb, Medgal S.A. and G. Yarom Medical Research Ltd. (2)

4.4	Personal Employment Agreement, dated December 23, 2013, by and between Galmed Medical Research Ltd. and Allen Baharaff (2)

4.5	Amendment No.1 to Employment Agreement by and between Galmed Research and Development Ltd. and Allen Baharaff (10)

4.6	Amendment No.2 to Employment Agreement by and between Galmed Research and Development Ltd. and Allen Baharaff(12)

4.7	Amendment No.3 to Employment Agreement by and between Galmed Research and Development Ltd. And Allen Baharaff(13)

4.8	Compensation Policy of Galmed Pharmaceuticals Ltd.(5)

4.9	Lease, dated March 22, 2015, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(8)

4.10	Addendum to Lease, dated February 27, 2017, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd. (8)

4.11	Addendum to Lease, dated August 8, 2018, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(11)

4.12	Addendum to Lease, dated March 11, 2021, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(12)

4.13	Sales Agreement, dated March 26, 2021, among Galmed Pharmaceuticals Ltd., Cantor Fitzgerald & Co. and Canaccord Genuity LLC.(9)

4.14	Form of Securities Purchase Agreement (14)

4.15	Form of Placement Agency Agreement (15)

4.16	Form of Pre-Funded Warrant (16)

4.17	Form of Warrant (17)

4.18	Form of Placement Agent Warrant (18)

143

4.19	Standby Equity Purchase Agreement dated August 30, 2024, by and between Galmed Pharmaceuticals Ltd. and YA II PN, LTD. (20)

4.20	Form of Amendment to Standby Equity Purchase Agreement dated October 21, 2024, by and between Galmed Pharmaceuticals Ltd. and YA II PN, LTD. (21)

4.21	Capital on Demand™ Sales Agreement, dated November 14, 2024, by and between Galmed Pharmaceuticals Ltd. and JonesTrading Institutional Services LLC. (22)

8.1	List of subsidiaries of Galmed Pharmaceuticals Ltd.*

11.1	Code of Business Conduct and Ethics of Galmed Pharmaceuticals Ltd.(7)

11.2	Insider Trading Policy*

12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Chief Accounting Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of Chief Executive Officer and Chief Accounting Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Brightman Almagor Zohar & Co.*

97.1	Executive Officer Clawback Policy (23)

101.INS	Inline XBRL Instance Document*

101.SCH	Inline XBRL Taxonomy Extension Schema Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)	Incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed with the SEC on February 28, 2014.

(2)	Incorporated herein by reference to the Registration Statement on Form F-1, filed with the SEC on February 6, 2014.

(3)	Incorporated herein by reference to the Company’s Report on Form 6-K filed with the SEC on June 1, 2016.

(4)	Incorporated herein by reference to Exhibit A to the Company’s Report on Form 6-K filed with the SEC on April 2, 2015.

(5)	Incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 16, 2023.

(6)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2015.

144

(7)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 22, 2016.

(8)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 23, 2017.

(9)	Incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on March 26, 2021.

(10)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 13, 2018.

(11)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 13, 2019.

(12)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2021.

(13)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on May 2, 2022.

(14)	Incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on July 18, 2023.

(15)	Incorporated herein by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on July 18, 2023.

(16)	Incorporated herein by reference to Exhibit 10.3 to the Company’s Report on Form 6-K filed with the SEC on July 18, 2023.

(17)	Incorporated herein by reference to Exhibit 10.4 to the Company’s Report on Form 6-K filed with the SEC on July 18, 2023.

(18)	Incorporated herein by reference to Exhibit 10.5 to the Company’s Report on Form 6-K filed with the SEC on July 18, 2023.

(19)	Incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 21, 2024.

(20)	Incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on August 30, 2024.

(21)	Incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on October 21, 2024.

(22)	Incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on November 14, 2024.

(23)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on April 4, 2024.

*Filed herewith.

145

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALMED PHARMACEUTICALS LTD.

By:	/s/ Allen Baharaff
Allen Baharaff
President, Chief Executive Officer and Chairman

Date: April 2, 2025

146