Form 20-F
period 2025-12-31
Galmed Pharmaceuticals Ltd.
filed 2026-03-31
CIK 1595353

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Allen Baharaff

President and Chief Executive Officer

16 Abba Hillel Road

Ramat Gan, Israel 5250608

E-mail: ab@galmedpharma.com

Tel: +972.3.693.8448

Fax: +972.3.693.8447

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value NIS 1.80 per share	GLMD	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

N/A

(Title of each class)

Securities registered or to be registered pursuant to Section 15(d) of the Act.

N/A

(Title of each class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2025): 6,581,390 ordinary shares are outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

All references to “we,” “us,” “our,” “the Company” and “our Company”, in this Annual Report on Form 20-F, or our annual report, are to Galmed Pharmaceuticals Ltd. and its subsidiaries, unless the context otherwise requires. All references to Aramchol mean Aramchol acid or Aramchol meglumine (salt), unless the context otherwise requires. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 1.80 nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this annual report has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our ability to pursue, evaluate and complete any strategic alternative that yields value for our shareholders;

●	the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy;

●	our history of recurring losses and negative cash flows from operating activities, significant future commitments and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives, and substantial doubt regarding our ability to continue as a going concern;

●	the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop;

●	completion and receiving favorable results of any pre-clinical or clinical trial;

●	regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	the commercial launch and future sales of Aramchol and any future product candidates;

●	our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product;

●	our ability to achieve favorable pricing for Aramchol, or any other product candidate;

●	third-party payor reimbursement for Aramchol, or any other product candidate;

●	our estimates regarding anticipated capital requirements and our needs for additional financing;

●	market adoption of Aramchol or any other product candidate by physicians and patients;

●	the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate;

●	our ability to obtain and maintain adequate protection of our intellectual property;

●	the possibility that we may face third-party claims of intellectual property infringement;

●	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

●	our ability to establish adequate sales, marketing and distribution channels;

●	intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

●	our expectations regarding licensing, acquisitions and strategic operations;

●	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Risks Related to Our Financial Position and Capital Requirements

●	We are a biopharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

●	We have not yet commercialized any products and we may never be able to do so, and even if we do, the products may not gain market acceptance.

●	We will need substantial, additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

●	Management has concluded that there is substantial doubt about our ability to continue as a going concern, and the report of our independent registered public accounting firm contains an explanatory paragraph as to our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

●	We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of Aramchol or any other product candidate. If we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize Aramchol or any other product candidate.

Risks Related to Our Business, Industry and Regulatory Requirements

●	Our activities to evaluate and pursue potential strategic alternatives may not be successful.

●	We depend largely on the success of our lead product candidate, Aramchol, and we may not obtain regulatory approval of Aramchol.

●	Our activities to identify and, evaluate new indications and product candidates and expand our product portfolio may not be successful.

●	The clinical trial process is complex and expensive, and commencement and completion of clinical trials can be delayed or prevented for a number of reasons.

●	We are advancing the development of Aramchol in combination with other therapies, which exposes us to additional risks.

●	We may be forced to abandon development of Aramchol or any other product candidate which would have a material adverse effect on our business and may force us to cease operations.

●	We have historically developed Aramchol for the treatment of NASH, and there is significant uncertainty regarding the regulatory approval process. In addition, during 2022, we discontinued our open label part of the ARMOR Study and we do not currently expect to initiate the second part of the ARMOR Study.

●	We manage our business through a small number of senior executive officers. We depend on them even more than similarly- situated companies.

Risks Related to Our Reliance on Third Parties

●	We have no manufacturing capacity and anticipate reliance on third-party manufacturers for Aramchol or any other product candidate.

●	Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and potential future product candidates.

●	We depend on third parties to conduct our clinical trials.

Risks Related to Our Intellectual Property

●	The failure to obtain or maintain patents, licensing agreements and other intellectual property rights that are sufficiently broad and protective could impact our ability to compete effectively.

●	We may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing, or increase the costs of commercializing, Aramchol or any other product candidate.

Risks Related to Ownership of Our Ordinary Shares

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	The market price of our ordinary shares is volatile and you may sustain a complete loss of your investment.

●	If we fail to comply with the continued listing requirements of the Nasdaq Stock Market LLC, our ordinary shares could be delisted, which could adversely affect the liquidity and market price of our ordinary shares and our ability to raise additional capital.

●	Our U.S. shareholders may suffer adverse tax consequences due to our classification as a passive foreign investment company.

Risks Related to Israeli Law and Our Operations in Israel

●	Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel, such as the current war and security situation therein

●	Provisions of Israeli law and our articles of association, or Articles, may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

●	Your rights, liabilities and responsibilities as a shareholder will be governed by Israeli law and differ in some material respects from those under U.S. law.

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

We are a biopharmaceutical company with an operating history limited to pre-clinical and clinical drug development and no approved products. We are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development. During 2022, we discontinued the open-label part of the ARMOR Study having reached its objectives and at various times since have conducted a strategic review process. Following the discontinuation of our open label part of the ARMOR Study, we do not currently expect to initiate the second part of the ARMOR Study. In addition, we have limited operating experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. We have funded our research and development programs and operations to date primarily through proceeds from private placements and public offerings. We currently have no products approved for marketing in the United States or any other jurisdiction and have not generated any revenue from product sales to date, although we have historically generated revenue from our licensing agreement with Samil Pharm. Co., Ltd., or Samil. We have incurred operating losses in each year since the inception of our predecessor in 2000. Our loss attributable to holders of our ordinary shares for the years ended December 31, 2024, and 2025 was approximately $7.5 million and $10.3 million, respectively. As of December 31, 2025, we had an accumulated deficit of $210.8 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations.

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

Based on our current operating plan, we expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

●	commence any clinical trials for Aramchol and or any other product candidate and initiate additional research and development programs;

●	seek regulatory approvals for Aramchol or any other product candidate;

●	seek to in-license additional products or technologies to develop;

●	expand our operational, financial and management systems and personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company;

●	hire additional management and other personnel;

●	move towards commercialization of Aramchol or any other product candidate; and

●	explore and review a range of potential strategic alternatives for our company.

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

As of December 31, 2025, we had a net working capital of $15.8 million, cash and cash equivalents of $4.0 million, restricted cash of $0.1 million, short term deposits of $7.1 million and marketable debt securities of $7.0 million. Based on our current operating plan, we currently estimate that our cash position will support our current operations as currently conducted for more than 12 months from the date of issuance of this annual report. We will need to raise substantial, additional capital to fund our operations and develop Aramchol for, and beyond its current development stage, and ultimately commercialize it, if we opt to do so ourselves. In addition, we may expand our current research and development focus and clinical operations beyond our current focus, which we expect will also require additional capital. Our future capital requirements will depend on many factors including:

●	the outcome of an evaluation of potential strategic alternatives:

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the regulatory pathway of Aramchol or any other product candidate;

●	the scope, prioritization and number of our clinical trials and other collaboration, research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol or any other product candidate;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for Aramchol or any other product candidate;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol or any other product candidate;

●	market conditions;

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and

●	the security situation in Israel, which may exacerbate the magnitude of the factors discussed above.

Under General Instruction I.B.5 to Form F-3, or the Baby Shelf Rule, the amount of funds we can raise through primary public offerings of securities in any 12-month period using our registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by non-affiliates of the Company. As of March 25, 2026, our public float was approximately $3.8 million, based on 6,396,838 ordinary shares held by non-affiliates and a price of $0.6 per share, which was the last reported sale price of our ordinary shares on the Nasdaq Capital Market on March 25, 2026. We therefore are limited by the Baby Shelf Rule as of the filing of this annual report, until such time as our public float exceeds $75 million. If we are required to file a new registration statement on another form, we may incur additional costs and be subject to delays due to review by the SEC Staff.

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

Management has concluded that there is substantial doubt about our ability to continue as a going concern, and the report of our independent registered public accounting firm contains an explanatory paragraph as to our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Because we have had recurring losses and negative cash flows from operating activities, substantial doubt exists regarding our ability to remain as a going concern at the same level at which we are currently performing. Accordingly, the report of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, our independent registered public accounting firm, with respect to our financial statements for the year ended December 31, 2025, includes an explanatory paragraph as to our potential inability to continue as a going concern. The doubts regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all.

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

In addition, our authorized share capital consists of 900,000,000 ordinary shares, par value NIS 1.80 per share. As of March 25, 2026, we had 6,599,654 ordinary shares issued and outstanding. As of March 25, 2026, we also had warrants to purchase 173,333 ordinary shares outstanding, options to purchase 45,605 ordinary shares outstanding, of which 20,392 are currently vested and 432,430 un-vested restricted share units, or RSUs, outstanding. Our board of directors may issue, or reserve for issuance, an additional 332,406 ordinary shares, which might dilute your holdings substantially.

To the extent that ordinary shares are issued or options and warrants are exercised, holders of our ordinary shares will experience dilution. Any additional capital raised through the sale of equity or equity-linked securities, will dilute our current shareholders’ ownership in us, potentially substantially, and could also result in a decrease in the market price of our ordinary shares. The terms and conditions of those securities issued by us in future capital transactions may be more favorable to new investors and may include the issuance of warrants or other derivative securities, which may have a further dilutive effect.

We are unable to estimate our long-term capital requirements due to uncertainties associated with the development and commercialization of Aramchol or any other product candidate. If we fail to obtain necessary funds for our operations, we will be unable to develop and commercialize Aramchol or any other product candidate.

Our long-term capital requirements are expected to depend on many potential factors, including, among others:

●	the outcome of an evaluation of potential strategic alternatives;

●	the number of product candidates in development;

●	the size, duration and scope of existing and future clinical trials and pre-clinical studies;

●	the regulatory pathway for the approval of Aramchol or any other product candidate;

●	the results of our clinical trials, which are unpredictable in product candidate development;

●	our ability to successfully commercialize Aramchol or any other product candidate, including securing commercialization and out-licensing agreements with third parties and favorable pricing and market share;

●	the progress, success and cost of our clinical trials and research and development programs, including those associated with milestones and royalties;

●	the costs, timing and outcome of regulatory review and obtaining regulatory approval of Aramchol or any other product candidate and addressing regulatory and other issues that may arise post-approval;

●	the breadth of the labeling, assuming that Aramchol or any other product candidate are approved for commercialization by a relevant regulatory authority, which may not occur;

●	our need, or decision, to acquire or in-license complementary technologies or new platform technologies or product candidates;

●	the costs of enforcing our issued patents and defending intellectual property-related claims;

●	the costs of investigating patents that might block us from developing potential product candidates;

●	the costs of recruiting and retaining qualified personnel;

●	the costs associated with contracting with third parties to manufacture the product and to perform other necessary services;

●	our revenue, if any; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

If we are unable to obtain the funds necessary for our operations, we will be unable to develop and commercialize Aramchol or any other product candidate which would materially and adversely affect our business, liquidity and results of operations.

Risks Related to Our Business, Industry and Regulatory Requirements

Our activities to evaluate and pursue potential strategic alternatives may not be successful.

From time to time, we may acquire additional businesses, products or product candidates. Integrating any newly acquired business, product or product candidate could be expensive and time-consuming. We may not be able to integrate any acquired business, product or product candidate successfully. If we do acquire any additional business, products, or product candidates, our future financial performance will depend, in part, on our ability to manage any future growth effectively and our ability to integrate any such acquired businesses, products or product candidates.

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

For example, in June 2023, we announced the closing of a strategic investment in OnKai, Inc., or OnKai, (see “Item 7. Major Shareholders and Related Party Transactions— Related Party Transactions—Onkai.”). On December 29, 2025, OnKai filed a certificate of dissolution with the Secretary of State of the State of Delaware for winding up its affairs and dissolving as an entity. As of December 31, 2025, we determined that our investment and related balances in OnKai, including a long-term loan, were not recoverable and recorded a full write-off of such amounts, resulting in an aggregate loss of approximately $2.5 million.

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

We may not be able to complete or commence the clinical trials that would support our submission of an NDA to the FDA, a Marketing Authorization Application or MAA, to the EMA or MHRA or any similar submission to regulatory authorities in other countries. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Obtaining approval of an NDA, MAA, or any similar submission to other regulatory authorities is never guaranteed. The fact that the FDA, EMA, MHRA or other regulatory authorities generally require a company to conduct human clinical trials is no assurance or guarantee that the trials will be successful. On the contrary, most candidate drugs that begin clinical trials do not prove to be successful and do not result in the filing of an NDA, MAA or similar filing. Drug candidates that successfully complete one phase of clinical trials may prove unsuccessful at a subsequent phase. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements and in part because the results of clinical trials are inherently uncertain and unpredictable. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. Regulatory authorities, such as the FDA, may decline to permit a clinical trial to proceed or may suspend a clinical trial that it has previously permitted to proceed. Additionally, the clinical trial process is time-consuming, and failure can occur at any stage of the trials. We may encounter problems that cause us to abandon, delay or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

●	difficulties obtaining regulatory authorization to commence a clinical trial or complying with regulatory requirements for clinical trials or with the conditions imposed by a regulatory authority regarding the scope, duration or conduct of a clinical trial;

●	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	failure of our third-party contractors, such as CROs and contract manufacturing organizations, or our investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner;

●	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

●	difficulties in obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site;

●	the FDA, EMA, MHRA, or other regulatory authorities may require changes to any of our trial designs, our pre-clinical strategy, or our manufacturing plans;

●	challenges in recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including size and nature of patient population, proximity of patients to clinical sites, eligibility and exclusion criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

●	challenges in identifying or recruiting sufficient study sites or investigators for clinical trials;

●	limitations on employee resources that would otherwise be focused on the conduct of our business including because of military reserve duty call-ups in the future that impact our employees and the impact of the security situation in Israel on the productivity of our employees and external partners;

●	delays in necessary interactions with vendors, local regulators, and other important agencies and contractors due to limitations in employee resources;

●	difficulties in maintaining contact with subjects who withdraw from the trial, resulting in incomplete data;

●	the FDA, EMA, MHRA, or other regulatory authorities may impose a clinical hold;

●	impacts from prolonged remote work arrangements, such as increased cybersecurity risks and strains on our business continuity plans; and

●	lack of adequate funding to initiate or continue our clinical trials.

Even if we re-initiate the Phase 3 ARMOR Study, the ARMOR Study may still be terminated as a result of, but not limited to, safety signals, lack of efficacy, uncertainties with regard to the regulatory pathway for the approval of NASH drugs, or commercial considerations based on the cost-benefit of continuing to run the study. In addition, any clinical trial that we conduct may be suspended or terminated by us, the FDA or other regulatory authorities, the principal investigator at a site, the IRBs at the sites where such boards are overseeing a trial or the data safety monitoring board, or the DSMB, that is overseeing the clinical trial at issue, or other regulatory authorities due to a number of factors, including:

●	irregularities in conducting a clinical trial, including by way of example, failure to conduct the clinical trial in accordance with regulatory requirements, in particular good clinical practice requirements, or GCP, or the FDA-authorized clinical protocols;

●	negative findings upon inspection of the clinical trial operations or trial sites by the FDA, EMA, MHRA or other regulatory authorities;

●	safety issues or lack of clinical drug activity or effectiveness; and

●	lack of adequate funding to continue the clinical trials.

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

Upon the completion of any clinical or pre-clinical trial and/or tests, the results might not support the desired indications for use. Further, success in earlier clinical trials does not ensure that later clinical trials will be successful, and the results of later clinical trials may not replicate the results of prior clinical trials or pre-clinical testing. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial or variability in interpretation of results may not become apparent until the clinical trial is well advanced. The clinical trial process may fail to demonstrate that Aramchol or any other product candidate is sufficiently safe and/or effective for the indications we seek to receive FDA or other regulatory approval. Any such failure may cause us to abandon Aramchol or any other product candidate and may delay development of other potential product candidates. Any delay in, or termination or suspension of, our clinical trials may delay the requisite filings with the FDA, EMA, MHRA, or other regulatory agencies and, ultimately, our ability to commercialize Aramchol or any other product candidate and generate product revenues. If the results of any study, including in any interim readout, are not sufficiently compelling, then the completion of development of our product candidates may be significantly delayed or abandoned which would have material adverse effect on our business, liquidity, operating results and financial condition and may force us to cease operations.

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

Although the FDA has issued guidelines for the development of drugs for the treatment of NASH, our current assessment is that despite considerable efforts from the scientific community and regulatory agencies, significant uncertainties remain unresolved with regards to the conduct of NASH Phase 3 registrational studies. These risks include dependence on biopsies as the primary surrogate endpoint which are subjective in nature and prone to sampling errors and inadequacy; high screen failure rates which pose a burden to patients, investigators, and study budget; lack of validated biomarkers and the heterogenous population included under the NASH diagnosis. Moreover, pathology plays a role in NASH clinical trials with histology being the current reference method to determine inclusion in trials and change in disease activity and fibrosis stage. Manual histological review is complex, subjective, and prone to inter- and intra-reader variability and error. Existing pathology scoring systems and practices show only moderate to fair reproducibility, limiting their utility for clinical research and practice.

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

The process of obtaining regulatory approvals is expensive, often takes many years, and can vary substantially based upon the type, complexity, and novelty of the products involved, as well as the target indications. Approval policies or regulations may change and the regulatory agencies have substantial discretion in the approval process for products, including the ability to delay, limit or deny approval of a product candidate for many reasons. While other companies in the industry are currently working on advancing non-invasive diagnostic approaches, none of these has been clinically validated, and the timetable for commercial validation, if at all, is uncertain. Moreover, such diagnostics may also be subject to regulation by FDA, EMA, MHRA or other regulatory authorities as medical devices and may require premarket clearance or approval. See also “Item 3. Key Information—Risk Factors —Risk Factors—Risks Related to Our Business, Industry and Regulatory Requirements — We have historically developed Aramchol for the treatment of NASH, an indication for which there are no approved products, and there is significant uncertainty regarding the regulatory approval process. In addition, during 2022, we discontinued our open label part of the ARMOR Study and we do not currently expect to initiate the second part of the ARMOR Study.”

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

Undesirable side effects caused by Aramchol or any other product candidate could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or applicable foreign regulatory authorities. To date, we have completed seven clinical trials of Aramchol, and additionally one proof of concept study in patient with gallstones, and a Phase 2a, investigator initiated clinical trial were completed. Although we have not seen any evidence of reactions causing a safety concern in our completed clinical trials, the FDA may ask for additional data regarding any adverse events seen in our trials. Results of our future trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or applicable foreign regulatory authorities could order us to cease further development of or deny approval for Aramchol or any other product candidate for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete future trials or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally, the FDA, EMA, MHRA, and other regulatory authorities require that we report certain information about adverse medical events if our products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date on which we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events that we become aware of within the prescribed timeframe. We may also fail to become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA, EMA, MHRA, or other regulatory authorities could take action against us or our product candidates including criminal prosecution, the imposition of civil monetary penalties or seizure of our products.

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

Even if we receive regulatory approval to market a particular product candidate, any such product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could negatively affect us by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of the approved product, withdrawal of FDA approval of the previously approved product, or voluntary withdrawal from the marketplace of the approved product. Absence of long-term safety data may also limit the approved uses of Aramchol or any other product candidate, if any. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and other regulations. If we, our product candidates, or the manufacturing facilities fail to comply with the regulatory requirements of the FDA, and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including the following:

●	suspension or imposition of restrictions on operations, including costly new manufacturing requirements;

●	refusal to approve pending applications or supplements to applications;

●	suspension of any clinical trials;

●	suspension or withdrawal of marketing approval;

●	an injunction or imposition of civil or criminal penalties or monetary fines;

●	seizure or detainment of products, exclusion products from federal health care programs, or request that we initiate a product recall;

●	banning or restriction of imports and exports;

●	issuance of warning letters or untitled letters;

●	suspension or imposition of restrictions on operations, including costly new manufacturing requirements; or

●	refusal to approve pending applications or supplements to applications.

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

The commercial success of a product candidate for which we obtain marketing approval from the FDA, EMA, MHRA or other regulatory authorities, will depend on the breadth of its approved labeling and upon the acceptance of the product by the medical community, including physicians, patients and healthcare payors. The degree of market acceptance of any approved product will depend on a number of factors, including, without limitation:

●	demonstration of clinical safety and efficacy compared to other products;

●	ability of physicians to accurately make a diagnosis in its early stages;

●	the relative convenience and ease of administration;

●	the prevalence and severity of any adverse side effects;

●	limitations, warnings or contraindications contained in the product’s approved labeling;

●	distribution and use restrictions imposed by the FDA, or other regulatory agencies, or agreed to by us as part of a mandatory or voluntary REMS;

●	availability of alternative treatments, including, any competitive products already approved or expected to be commercially launched in the near future;

●	pricing and cost effectiveness;

●	the effectiveness of our, or any future collaborators’, sales and marketing strategies;

●	adverse publicity about our product candidates or favorable publicity about competitor products;

●	convenience and ease of administration of our products;

●	potential product liability claims;

●	our ability to obtain sufficient third-party coverage or reimbursement; and

●	the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage.

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

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are inconsistent with the FDA-approved indications and other conditions or restrictions contained in the approved labeling, including the prescribing information, for the product. Any labeling approved by the FDA, EMA, MHRA or other regulatory authorities for a product candidate necessarily limits its use for certain conditions in certain patient populations. Also, regulatory authorities may impose further requirements or restrictions on the distribution or use of Aramchol or any other product candidate as part of a mandatory plan, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe the product candidate to their patients in a manner that is inconsistent with the approved labeling, which is commonly known as “off label” use. If we are found to have promoted any product candidate for such “off label” uses, we may become subject to significant liability under a variety of statutory theories typically alleged by U.S. regulatory authorities. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion, has enjoined several companies from engaging in off-label promotion, and has requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Our business and operations may be materially adversely affected in the event of computer system failures or security or breaches due to cyber-attacks or cyber intrusions, including ransomware, phishing attacks and other malicious intrusions.

In recent years, cybersecurity threats have become a greater risk and focus for companies. In particular, ransomware attacks, where a hacker locks and threatens to delete or disclose the victim’s data unless a ransom is paid, have become a major risk. We and those of our CROs and other third parties on which we rely are at risk of cyber-attacks or cyber intrusions via the Internet, computer viruses, break-ins, malware, ransomware, phishing attacks, hacking, denial-of-service attacks or other attacks and similar disruptions from the unauthorized use of, or access to, computer systems (including from internal and external sources). These types of incidents continue to be prevalent and pervasive across industries, including in our industry. In addition, we expect information security risks to continue to increase due to the proliferation of new technologies and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state actors.

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

There have been changes and modifications to certain aspects of the Affordable Care Act, and we expect such changes and modifications to continue. In 2017, the U.S. Congress enacted the Tax Cuts and Jobs Act (or the “2017 Tax Act”), which eliminated the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. The Bipartisan Budget Act of 2018,( or the “BBA”), among other things, amended the Affordable Care Act to close the coverage gap in most Medicare drug plans. In July 2018, CMS, published a final rule permitting further collections and payments to and from certain Affordable Care Act qualified health plans and health insurance issuers under the Affordable Care Act risk adjustment program in response to the outcome of federal district court litigation, regarding the method CMS uses to determine this risk adjustment. Changes and modifications to the Affordable Care Act are likely to continue, with unpredictable and uncertain results. There have been judicial and congressional challenges to the Affordable Care Act. If successful in the challenges, many if not all of the provisions of the PPACA may no longer apply to prescription drugs. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how any future products are paid for and reimbursed by government and private payers our business could be adversely impacted. On December 14, 2018, a federal district court in Texas ruled that the PPACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, and the ruling has been stayed by the ruling judge, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision which was then appealed to the United States Supreme Court. The U.S. Supreme Court declined to hear the appeal on an expedited basis and so no decision is expected until sometime in 2021 before the end of the next Supreme Court’s current term in early 2021. We are not able to state with any certainty what will be the impact of this court decision on our business pending further court action and possible appeals. In November 2020, Joseph Biden was elected President and, in January 2021, the Democratic Party obtained control of the Senate. As a result of these electoral developments, it is unlikely that continued legislative efforts will be pursued to repeal PPACA. Instead, it is possible that executive and regulatory initiatives, as well as legislation will be pursued to enhance or reform PPACA. We are not able to state with certainty what the impact of potential legislation will be on our business.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. In 2011, the U.S. Congress enacted the Budget Control Act of 2011, or the Budget Control Act, which included provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031 absent additional congressional action. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, on August 16, 2022, Congress enacted the Inflation Reduction Act allowing CMS to negotiate directly with drug manufacturers to lower the price of some of the costliest drugs under the Medicare program, as well as requiring drug manufacturers to provide Medicare with a rebate if the price of drugs increases faster than the rate of inflation. If we ever obtain regulatory approval and commercialization of Aramchol or any other product candidate, these laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of Aramchol or any other product candidate may be. Further, the Deficit Reduction Act of 2010, directed CMS to contract a vendor to determine “retail survey prices for covered outpatient drugs that represent a nationwide average of consumer purchase prices for such drugs, net of all discounts and rebates (to the extent any information with respect to such discounts and rebates is available).” This survey information can be used to determine the National Average Drug Acquisition Cost, NADAC. Some states have indicated that they will reimburse based on the NADAC and this can result in further reductions in the prices paid for various outpatient drugs.

Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for commercial products. There have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reviewing the relationship between pricing and manufacturer patient programs, reducing the cost of drugs under Medicare, and reforming government program reimbursement methodologies for drugs. On September 24, 2020, the FDA released a final rule providing guidance for states to build and submit importation plans for drugs from Canada. The Inflation Reduction Act of 2022 contains significant reforms affecting the pricing of drugs and biologics paid by Medicare. The new requirements establish a timeline for certain drugs to negotiate with the federal government a “maximum fair price” for certain selected drugs. In 2025, HHS began implementation of “Most Favored Nation” drug pricing by setting the Medicare price of single-source brand drugs without generic or biosimilar competition to the lowest price available in wealthy countries (i.e., with a per capita GDP of at least 60% of that in the United States). Some states, such as California and Florida, have also taken steps to consider and enact laws or regulations that are intended to increase the visibility of the pricing of pharmaceutical products with the goal of reducing the prices at which pharmaceutical products are sold. We cannot predict what the full effect of state and federal legislative activities may be on our business in the future.

On November 20, 2020, the HHS Office of Inspector General finalized further modifications to the federal Anti-Kickback Statute. Under the final rules, the HHS Office of Inspector General added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others, yet removed safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. CMS issued a final rule, effective on July 9, 2019, that requires direct-to-consumer advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product if it is equal to or greater than $35 for a monthly supply or usual course of treatment. Prescription drugs and biological products that are in violation of these requirements will be included on a public list. On September 9, 2025, the FDA began requiring pharmaceutical advertisements to include full safety warnings during direct-to-consumer advertisements, instead of footnoting such information. Additionally, the FDA expanded its oversight on social media promotional activities, including influencer partnerships, algorithm-driven targeted advertising, and AI-generated health content, to ensure compliance with the FDA’s advertisement requirements. The FDA has indicated it will begin enforcement actions for any advertisement violations. Any adopted health reform measure could reduce the ultimate demand for our products, if approved, or put pressure on our product pricing.

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

Third party payors may deny coverage and reimbursement status altogether of a given drug product, or cover the product but establish prices at levels that are too low to enable us to realize an appropriate return on our investment in product development. Because the coverage and reimbursement policies may change frequently, in some cases on short notice, even when there is favorable coverage and reimbursement, future changes may occur that adversely impact the favorable status. Further, the net reimbursement for drug products may be subject to additional reductions if there are changes to laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States.

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

We are or may in the future be subject to federal, state, and foreign healthcare and data privacy laws and regulations pertaining to, among other things, fraud and abuse of patients’ rights. These laws and regulations include:

●	The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. This statute has been interpreted to apply broadly to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. In addition, the Affordable Care Act amended the Social Security Act to provide that the U.S. government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act. A conviction for violation of the Anti-kickback Statute requires mandatory exclusion from participation in federal health care programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and those activities may be subject to scrutiny or penalty if they do not qualify for an exemption or safe harbor.

●	The federal False Claims Act, or FCA, prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. This statute also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties assessed on a per false claim or statement basis. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.

●	The federal False Statements Statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services.

●	The federal Civil Monetary Penalties Law authorizes the imposition of substantial civil monetary penalties against an entity, such as a pharmaceutical manufacturer, that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; (4) failing to report and return a known overpayment or (5) offering or transferring remuneration to a federal health care beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier.

●	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), which imposes requirements on certain types of people and entities relating to the privacy, security, and transmission of individually identifiable health information, requires notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information. Additionally, various states have laws similar to HIPAA.

●	The federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members, which is published in a searchable form on an annual basis. Covered manufacturers will also be required to report on payments and other transfers of value to physician assistants, nurse practitioners or clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, and certified nurse-midwives during the previous year.

●	State laws comparable to each of the above federal laws, such as, for example, anti-kickback and false claims laws that may be broader in scope and also apply to commercial insurers and other non-federal.

●	Payors requirements for mandatory corporate regulatory compliance programs, and laws relating to patient data privacy and security. Other state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

●	In the European Union, the General Data Protection Regulation, or GDPR,—Regulation EU 2016/679—was adopted in May 2016 and became applicable on May 25, 2018, or GDPR. The GDPR, as amended on May 4, 2016, further harmonizes data protection requirements across the European Union member states and Norway, Iceland and Liechtenstein by establishing new and expanded operational requirements for entities that collect, process or use personal data generated in the European Economic Area (the 27 member states of the EU and Norway, Iceland and Liechtenstein), including consent requirements for disclosing the way personal information will be used, information retention requirements, and notification requirements in the event of a data breach.

●	In the United Kingdom, following the UK’s exit from the European Union on 31 December 2020, the GDPR continues to form part of the law in the UK with some amendments (UK GDPR). There is a risk of divergence in the future, which may increase our overall data protection compliance costs. Certain data privacy legislation restricts the cross-border transfer of personal data and some countries introduced data localization into their laws. Specifically, regulations and laws such as the GDPR and other European and UK data protection laws generally restrict the transfer of personal data to third countries, unless the transfer is to a country deemed to provide adequate protection or the parties to the transfer have implemented specific safeguards to protect the transferred personal data and regularize the transfer in question. At the same time, European case law and guidance have imposed additional onerous requirements in relation to data transfers. Other jurisdictions such as Israel impose their own requirements to transfer personal data internationally, and regulators continue to propose new rules and guidance on the topic. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue in Europe and globally. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could incur additional costs, face complaints and/or become subject to regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; and we may have to implement alternative data transfer mechanisms under data protection law and/or take additional compliance and operational measures and/or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.

●	In the U.S., both federal and state laws and regulations govern the collection, use, maintenance and other processing of personal data, and the advertising industry has been subject to review by the Federal Trade Commission (the “FTC”), U.S. Congress, and individual states. For example, at the U.S. federal level, we are subject to the rules and regulations promulgated under the authority of the FTC, which regulates unfair or deceptive acts or practices, including with respect to data protection, data privacy and cybersecurity, and has taken an increasingly active approach to enforcing such regulations against companies that handle personal data that is considered by the FTC a sensitive data for advertising purposes, including location data brokers and companies that process health-related data. These enforcement actions by the FTC signal an increased regulatory scrutiny of advertising practices that involve such data processing activities, which could adversely impact our ads business. Moreover, the U.S. Congress has recently considered and is currently considering various proposals for more comprehensive data privacy and cybersecurity legislation, to which we may be subject if passed. In addition, the U.S. Department of Justice issued rules restricting the transfer of certain personal data to countries of concerns, i.e., China, Russia, Iran, North Korea, Cuba and Venezuela, which could limit our ability to share such data and subject us to liability in case of noncompliance. Additionally, at the U.S. state level, we are subject to, among other things to state privacy laws which provides data privacy rights for residents of the states in question and operational requirements for covered companies.

31

●

The California Consumer Privacy Act of 2018, or CCPA, effective as of January 1, 2020, as amended by the California Privacy Rights Act, or the CPRA, which entered into substantial effect on January 1, 2023 (referred to as CCPA), gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, that is expected to increase data breach litigation. The CCPA imposes new operational requirements for companies, including new data privacy rights for consumers, increasing regulation on online advertising, creating a new California Privacy Protection Agency (CPPA) to enforce the law, regulating the sale or sharing of personal information, and adding greater transparency standards for privacy policies. Lack of compliance with the CCPA and its requirements could result in enforcement actions, litigation, fines and penalties. California consumers also have a private right of action under the CCPA for certain data breaches and can recover civil damages or actual damages, whichever is greater. In addition, over a dozen other states have passed or are considering similar legislation, which has created and will continue to create additional compliance obligations and risks. In California, certain practices related to tracking technologies, chatbots, cookies or session recording have triggered CIPA-based claims (i.e. based on California’s Invasion of Privacy Act).

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

●

In addition, we are subject to the Israeli Privacy Protection Law, 1981 (“PPL”), and its regulations, including, but not limited to, the Israeli Privacy Protection Regulations (Data Security), 2017 (“Security Regulations”), as well as the guidelines of the Israeli Privacy Protection Authority (“PPA”). These impose obligations regarding the processing, maintenance, transfer, disclosure, access, and security of personal data. Moreover, the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 2023 (“EU Regulations”), may, in certain cases, provide additional rights to data subjects from the EEA whose personal data is stored in databases located in Israel, or whose personal data is stored together with such data.

Additionally, the Privacy Protection Regulations (Transfer of Data to Databases Outside the State Borders), 5761-2001 (the “Cross-Border Transfer Regulations”), restrict and impose conditions on the transfer of personal information from databases in Israel to locations outside Israel. These regulations may require us to implement additional contractual, technical, and organizational measures to enable such transfers and maintain compliance, which could increase our costs.

Significant changes to the PPL or Security Regulations may necessitate adjustments to our data protection and security practices.

In this context, material amendments to the PPL were approved by the Israeli Parliament in August 2024 and became effective on August 14, 2025 (“Amendment 13”). Following Amendment 13, the PPL expands the PPA’s authority to investigate, including without suspicion of a breach of the PPL, and if it identifies irregularities in our compliance, it may require the company to take remedial actions, which could increase our costs, and/or impose monetary sanctions that are considerably higher than those previously available under the PPL and its regulations. Additionally, Amendment 13 introduces new obligations for parties processing personal data. we conduct ongoing compliance assessments and work to implement the measures required to address applicable requirements, including as they evolve over time which may require us to modify our data practices and policies, appoint mandatory positions, and consequently incur substantial costs to align our privacy and data protection practices in Israel.

Furthermore, our use of AI tools in connection with the processing of personal information is subject to the PPL and may present unique privacy and data security challenges. We conduct ongoing compliance assessments and apply legal, technical, and operational controls designed to help ensure that our use of AI remains compliant with applicable laws and regulatory expectations.

Failure to comply with the PPL, its regulations, and PPA guidelines (including in connection with our AI-based systems) may expose us to administrative fines (which, in some cases, may reach millions of NIS), civil claims (including class actions), and, in certain cases, criminal liability. .

The rapid advancements in artificial intelligence (“AI”) present both opportunities and challenges for our industry. There is a risk that the evolving AI landscape could reduce the demand for some of our simple service offerings within the writing, translation, and graphic and design verticals. At the same time, our recent initiatives to provide services that support AI technology could create additional demand for new services that were not previously on our marketplace. As we continue to invest in and expand our AI related services, we are fully aware of the complexities and the competitive nature of this area. We are also attentive to the evolving regulatory environment surrounding AI. Our ability to successfully adapt and incorporate AI technologies and related services into our product offerings in a timely, effective, and compliant manner is critical. Failure to do so may result in a competitive disadvantage, potentially reducing the demand for our services and adversely affecting our business performance. There are significant risks involved in utilizing AI and no assurances can be provided that our use will enhance our solutions or services or produce the intended results. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable; AI has been known to produce false or “hallucinatory” inferences or outputs. AI can also present ethical issues and may subject us to new or heightened legal, regulatory, ethical or other challenges and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI technologies. If the AI tools that we create or use, are or are alleged to be deficient, inaccurate, biased or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. If we do not have sufficient rights to use the data or other material or content on which the AI tools we use rely, or to use the output of such AI tools, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, data protection, data privacy or other rights, or contracts to which we are a party.

The technologies underlying AI and its uses are subject to a variety of laws and regulations, including those related to intellectual property, data protection, data privacy, cybersecurity, consumer protection, competition and equal opportunity, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. The AI legal and regulatory landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws and regulations governing the use of AI. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws and regulations may have on our business.

In the United States, and internationally, AI is the subject of evolving review by various governmental and regulatory agencies, including the SEC and the FTC, and changes in laws and regulations governing the use of AI may adversely affect the ability of our business to use or rely on AI and our ability to provide and to improve our solutions and services, may require additional compliance measures and changes to our operations and processes, and may result in increased compliance costs and potential increases in civil claims against us. Many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations governing the use of such technologies. For example, in March 2024, Utah enacted the Artificial Intelligence Policy Act, which imposes certain disclosure obligations and consumer protection responsibilities on companies that use generative AI. In May 17, 2024, Colorado enacted the Colorado AI Act. The Colorado AI Act creates duties for developers and for those that deploy AI. There is a specific focus on bias and discrimination. The Act will go into effect on February 1, 2026. In September 2024, California enacted the California AI Transparency Act, which imposes transparency obligations on companies that develop or substantially modify AI models as well as the California Transparency in Frontier Artificial Intelligence Act in September 2025 requiring developers of certain AI models to implement specified safety measures and make defined disclosures. In June 2020 Texas enacted the Texas Responsible Artificial Intelligence Governance Act which establishes a comprehensive legal framework for AI development, deployment, and oversight. Further, the Trump administration has rescinded an executive order relating to the safe and secure development of artificial intelligence technologies that was previously implemented by the Biden administration. The Trump administration then issued a new executive order that, among other things, requires certain agencies to develop and submit to the president action plans to “sustain and enhance America’s global AI dominance,” and to specifically review and, if possible, rescind rulemaking taken pursuant to the rescinded Biden executive order. Thus, the Trump administration may continue to rescind other existing federal orders and/or administrative policies relating to artificial intelligence, or may implement new executive orders and/or other rule making relating to artificial intelligence in the future. Any such changes at the federal level could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive. Artificial intelligence legislation has also been introduced in the U.S. Senate, as well as at the state level. Such additional regulations may impact our ability to develop, use and commercialize artificial intelligence and machine learning technologies in the future.

The European Union’s Artificial Intelligence Act (the “EU AI Act”) was published in the EU Official Journal on July 12, 2024, and is the first comprehensive horizontal legal framework for the regulation of AI across the EU. The EU AI Act entered into force on August 1, 2024, and the provisions on Prohibited Activities and article 4 on AI Literacy will take effect on 2 February 2025, and most of the other obligations are expected to take gradual effect by 2026, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models. The EU AI ACT will apply to six categories of entities: providers, deployers, importers, distributors, product manufacturers and authorized representatives. Examples of fines for noncompliance include administrative fines ranging from the higher of €35,000,000 or up to 7 percent of a company’s total worldwide annual turnover for non-compliance with prohibited AI practices, or the higher of €7,500,000 or up to 1 percent of a company’s total worldwide annual turnover for the supply of incorrect, incomplete, or misleading information to notified bodies and national competent authorities. The European Commission’s Digital Omnibus Proposal, published in November 2025, includes proposed amendments to certain EU laws and regulations, including (among others) the EU AI Act. However, the proposal remains at an early stage of the EU legislative process. Once applicable, the EU AI Act will have a material impact on the way artificial intelligence is regulated in the EU, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy and general purpose artificial intelligence. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, require technical changes, development and implementations, which could adversely affect our business, financial condition and results of operations.

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

If our operations are found to be in violation of any such health care laws and regulations, we may be subject to penalties, including significant administrative, civil and criminal penalties, monetary damages, disgorgement, imprisonment, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA, EMA, MHRA or other regulatory authorities, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, any of which could adversely our financial results. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

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

Before an NDA is approved, and before we begin the commercial manufacture of any product candidate, contract manufacturers must register with the FDA, MHRA or other regulatory authorities, and undergo regulatory inspection of their manufacturing facilities, processes and quality systems. In addition, pharmaceutical manufacturing facilities are subject to periodic inspection by the FDA and other regulatory authorities after product approval. Due to the complexity of the processes used to manufacture pharmaceutical products and product candidates, any potential third-party manufacturer may be unable to meet local, federal, or international regulatory requirements either at the outset or on an ongoing basis, in a cost-effective manner, if at all.

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

Our competitors in the NASH field currently include companies with marketed products and/or advanced clinical programs. Our main competitors of Aramchol include, but are not limited to Novo Nordisk Inc., Madrigal Pharmaceuticals Inc., and Viking Therapeutics among others. Our main competitors include Novo Nordisk with respect to Wegovy, which has typically been known for treating weight loss and diabetes and has recently been approved for NASH; and Madrigal Pharmaceuticals’s Rezdiffra (resmetirom) for the treatment of NASH with moderate to advanced liver fibrosis. See also “Item 4. Information on the Company—Competition.” Moreover, several additional companies have reported the commencement of research projects and proof-of-concept trials related to our target indications, including those mentioned in the preceding sentence.

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

We may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing, or increase the costs of commercializing, Aramchol or any other product candidate.

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

Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which could require us to incur costs or expend management time and, in some cases, could impact our future profitability.

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

In addition, under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law further provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patent Law. Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may nevertheless face claims demanding remuneration in consideration for assigned inventions, notwithstanding the assignment and waiver provisions included in our agreements. As a consequence of such claims, we could be required to incur legal costs and expend management time in responding to or defending against such claims, which are generally assessed in light of the explicit waivers executed by our employees and could result in legal costs and the diversion of management resources, which could negatively affect our business.

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

Since our initial public offering, the trading price of our ordinary shares has been volatile and is likely to continue to be volatile. In addition, the trading volume is and has been volatile and oftentimes relatively illiquid. The following factors, some of which are beyond our control, in addition to other risk factors described in this section, may have a significant impact on the market price and trading volume of our ordinary shares:

●	the outcome of an evaluation of potential strategic alternatives;

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory or inconclusive results of clinical trials;

●	delays or termination of any clinical trials;

●	adverse events in any clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to our product candidates;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any product liability actions or intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the pharmaceutical industry in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our board of directors, management or other key personnel;

●	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of drugs we, our licensees or others develop;

●	success of research and development projects;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates, cash flow guidance, or recommendations by securities analysts;

●	developments by our licensees, if any;

●	future issuances of ordinary shares or other securities; and

●	natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

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

If we fail to comply with the continued listing requirements of the Nasdaq Stock Market LLC, our ordinary shares could be delisted, which could adversely affect the liquidity and market price of our ordinary shares and our ability to raise additional capital.

Our ordinary shares are listed on the Nasdaq Capital Market. To maintain our listing, we are required to satisfy certain continued listing requirements, including, among other things, minimum bid price, minimum market value of publicly held shares, minimum shareholders’ equity (or other financial metrics), corporate governance requirements, and timely filing of periodic reports with the SEC.

There can be no assurance that we will be able to comply with Nasdaq’s continued listing standards in the future, and in the past, we have been deficient in meeting certain of Nasdaq’s continued listing standards including the minimum bid price requirement. If we fail to satisfy any of Nasdaq’s continued listing requirements, we may receive a deficiency notice from Nasdaq and, depending on the nature of the deficiency, may be afforded a limited period of time to regain compliance. However, certain deficiencies may not be subject to a cure period or may result in immediate delisting. If we do not regain compliance within any applicable cure period, or if Nasdaq determines that we are not eligible for a compliance period, Nasdaq may determine to delist our ordinary shares.

On January 26, 2026, Nasdaq filed a rule proposal with the SEC that would permit the immediate suspension and delisting of a company listed on the Nasdaq Capital Market if its market value of listed securities remains below $5 million for 30 consecutive business days. As of the date of this Annual Report, our market value of listed securities is below $5 million and if this rule were to go into effect and we are unable to increase our market value of listed securities above $5 million, we would become subject to immediate suspension and delisting.

If we do not meet Nasdaq’s continued listing requirements, our ordinary shares could be delisted. A delisting of our ordinary shares from Nasdaq could materially reduce the liquidity of our ordinary shares and result in a corresponding material reduction in the price of our ordinary shares. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities and strategic alternatives. There can be no assurance that our ordinary shares, if delisted from the Nasdaq Capital Market in the future, would be listed on a national securities exchange, a national quotation service, the Over-The-Counter Markets or the pink sheets. Delisting from the Nasdaq Capital Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our ordinary shares, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. Additionally, the threat of delisting or the delisting of our ordinary shares from the Nasdaq Capital Market could reduce the number of investors willing to hold or acquire our ordinary shares, thereby further restricting our ability to obtain equity financing, and it could reduce our ability to retain, attract and motivate our directors, officers and employees. In addition, as a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ordinary shares. Accordingly, any failure to maintain compliance with Nasdaq’s continued listing requirements could have a material adverse effect on our business, financial condition, results of operations and the value of our ordinary shares.

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

We will need to raise additional capital and may seek additional capital through a combination of private and public equity offerings, “at-the-market” issuances, equity line transactions, equity-linked and structured transactions, debt (straight, convertible, or otherwise) financings, collaborations and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us. Depending upon market liquidity at the time, additional sales of shares registered at any given time could cause the trading price of our ordinary shares to decline.

Our U.S. shareholders may suffer adverse tax consequences due to our expected classification as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average value of our assets is attributable to assets that are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based upon our review of our financial data, we believe that we were a PFIC for our 2025 taxable year and expect to be a PFIC for the 2026 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2026 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder (as defined below) owns ordinary shares, such U.S. Holder could face adverse U.S. federal income tax consequences. For example, such U.S. Holder could be subject to additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition of our shares, whether or not we continue to be characterized as a PFIC. Certain adverse consequences of PFIC status can be mitigated if a U.S. Holder makes a “mark-to-market” election or an election to treat us as a qualified electing fund, or QEF. Upon request, we expect to provide the information necessary for U.S. Holders to make “qualified electing fund elections” if we are classified as a PFIC. There is no assurance, however, that we will have timely knowledge of our status as a PFIC, or that the information that we provide will be adequate to allow U.S. Holders to make a QEF election Each investor is urged to consult its tax advisor with respect to the application of the PFIC rules. See also “Item 10. Additional Information—E. Taxation— Certain Material U.S. Federal Income Tax Considerations.”

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

In addition, as a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements and certain individual executive compensation information. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. Furthermore, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Additionally, as a “foreign private issuer,” we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections to which you are entitled as an investor.

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

During 2023, 2024 and 2025, the economy in the United States and global markets encountered increases in the level of inflation. The impact geopolitical developments, such as the Russia-Ukraine conflict and the security situation in Israel, and global supply chain disruptions had and continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

Risks Related to Israeli Law and Our Operations in Israel

Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive office is located in Ramat Gan, Israel. In addition, certain of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, including Iran, Hamas (an Islamist militia and political group in the Gaza Strip), Hezbollah (an Islamist militia and political group in Lebanon) and the Houthis (an Islamist militia and political group in Yemen).

Israel was engaged in a war with Hamas, a terrorist organization based in the Gaza Strip on Israel’s southern border, from October 7, 2023 until October 2025, when a U.S.-brokered ceasefire took effect. Israeli forces remain deployed in parts of the Gaza Strip, and the situation remains volatile. Similarly, Israel was engaged in a military conflict with Hezbollah, a terrorist organization based in Lebanon on Israel’s northern border, which ended with a ceasefire in November 2024. In addition, in March 2026, hostilities resumed along Israel’s northern border with Lebanon, when Hezbollah resumed its attacks as part of a broader regional escalation. In response, Israel resumed military operations against Hezbollah in southern Lebanon. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. Iran itself directly entered the conflict, launching ballistic missile attacks against Israel in April 2024 and October 2024. In addition, in response to ongoing Iranian aggression and support of proxy attacks against Israel, on June 13, 2025, Israel conducted a series of preemptive defensive air strikes in Iran targeting Iran’s nuclear program and military commanders. While a ceasefire was reached in June 2025 following 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. Iran is also restricting passage through the Strait of Hormuz, which is disrupting global supply chains, including for oil and gas, and is impact global economies. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Continued military escalation, retaliatory actions, or broader regional involvement may adversely affect economic conditions, disrupt markets, and create uncertainty that could negatively impact our business, financial condition and results of operations.

In connection with prolonged conflict, several hundred thousand Israeli military reservists were drafted to perform military service. Although many of these reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. While none of our employees in Israel have been called to active military duty, we rely on service providers located in Israel and have entered into certain agreements with Israeli counterparties. The absence of our employees or service providers due to their military service in the future may materially and adversely affect our ability to conduct our operations. The conflict also led to a downgrade in Israel’s credit rating by rating agencies such as the downgrade by Moody’s of Israel’s credit rating from A1 to Baa1, as well as the downgrade of its outlook rating from “stable” to “negative,” while S&P Global lowered Israel’s long-term credit rating from A+ to A and downgraded its short-term credit rating from A-1+ to A-1, with a “negative” outlook on the long-term rating.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, However, the intensity and duration of the security situation in Israel have been difficult to predict and the economic implications for our business and operations and on Israel’s economy in general have also been difficult to predict. If the war extends for a long period of time or expands to other fronts, our operations may be harmed.

Our insurance policies do not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations.

Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel currencies may negatively affect our earnings.

Our functional currency is the U.S. dollar. We incur expenses in U.S. dollars and New Israeli Shekels, or NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if either the NIS devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the U.S. dollar cost of our operations in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. The average exchange rate for the year ended December 31, 2025 was $1.00 = NIS 3.19 We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation, if any, of the NIS against the U.S. dollar.

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

The following is a diagram of our corporate structure (following GTTI’s liquidation and the incorporation of Galmed UK):

On December 29, 2025, OnKai filed a certificate of dissolution with the Secretary of State of the State of Delaware for winding up its affairs and dissolving as an entity.

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

B. Business Overview

We are a biopharmaceutical company focused on the development of Aramchol, a first-in-class, oral, SCD1 modulator. Historically, we have focused almost exclusively on developing Aramchol for the treatment of liver diseases and were previously developing Aramchol for primary sclerosing cholangitis, or PSC, and exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of MASH and liver fibrosis.

We have recently reinitiated the process of evaluating our strategic options alternatives and our structuring to best optimize our resources to enhance shareholder value and achieve our goals.

We are currently seeking to advance the development of Aramchol for combination therapy for GI oncological indications. In addition, as part of our growth strategy, we are actively pursuing opportunities in the biotech and medtech spaces to expand and diversify our product pipeline specifically targeting GI, cardiometabolic indications and other innovative product candidates that align with our core competences.

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

In May 2023, we announced the initiation of a new clinical program to evaluate Aramchol meglumine for the treatment of primary sclerosing cholangitis, a rare disease for which there is no approved treatment. Currently, we do not have plans to continue the development of Aramchol for this indication.

During 2024, we entered into a collaboration agreement with the Massy Cancer Center at Virginia Commonwealth University, or VCU, according to which we aim to investigate the effect of adding Aramchol to prevent drug resistance to standard-of-care oncology agents in the treatment of hepatoma (hepatocellular carcinoma, or HCC), cholangiocarcinoma and colorectal cancer. In April 2025, we entered into a sponsored research collaboration with the Massy Cancer Center VCU to investigate Aramchol’s potential in overcoming drug resistance in gastrointestinal, or GI, cancers. For additional information, see “Item 4. Information on the Company— Strategic Collaborations, Research Arrangements and other Agreements—Virginia Commonwealth University.”

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

NASH is an emerging world crisis impacting an estimated 3% to 5% of the U.S. population and an estimated 2% to 4% globally, and is associated with increased risk of liver cirrhosis, liver failure, hepatocellular cancer, as well as metabolic and cardiovascular diseases. The major characteristics of NASH are elevated liver fat, inflammation, ballooning and fibrosis. According to the Academy of Managed Care Pharmacy, approximately 22 million Americans living with NASH, of which nearly 9 million individuals live with clinically significant liver disease. According to Grand View Research, the global NASH treatment market was estimated at $7.72 billion in 2024 and is projected to reach $33.80 billion by 2030, growing at a CAGR of 28.1% from 2025 to 2030.

7

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

To date there are only two drugs, Madrigal’s Rezdiffra (resmetirom) and Novo Norsisk’s Wegovy, approved by the FDA for the treatment of NASH (MASH). Even though certain drugs, such as insulin sensitizers and antihyperlipidemic agents, are prescribed for some NASH patients, they are not approved for the treatment of NASH and their efficacy has not been proven in adequate and well-controlled clinical studies.

Currently, it is impossible to predict which of the NAFLD patients will deteriorate to NASH as it is unclear what causes NASH to develop. Researchers are now focusing on several factors that may contribute to the development of NASH. Therefore, lifestyle changes a re recommended for all patients with NAFLD.

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

Additional Pre-clinical and Clinical Studies Required for Regulatory Submissions of Aramchol

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

In May 2023, we announced the initiation of a new clinical program to evaluate Aramchol meglumine for the treatment of PSC, a rare disease for which there is no approved treatment. Pre-clinical studies done in collaboration with VCU demonstrated that Aramchol both attenuated and prevented biliary fibrosis in mouse models of primary sclerosing cholangitis, or PSC. Aramchol significantly reduced, in a dose-dependent manner, the increased expression of the fibrotic marker plasminogen activator inhibitor-1 and hepatic stellate cell-activating genes (VEGFA and PDGFB) in TGFβ-activated transformed human cholangiocyte cells (H69) and mouse large biliary epithelial cells (MLEs). Aramchol led to a significant inhibition of TGFβ-induced hepatic fibrosis pathways while upregulating peroxisome proliferator activated receptor (PPAR) signaling.

Currently, we do not have plans to continue the clinical development of Aramchol for this indication.

In April 2025, we entered into a sponsored research collaboration with the Massy Cancer Center VCU to investigate Aramchol’s potential in overcoming drug resistance in gastrointestinal, or GI, cancers. For additional information, see “Item 4. Information on the Company— Strategic Collaborations, Research Arrangements and other Agreements—Virginia Commonwealth University.”

In addition, in November 2025, we announced early findings from our sponsored research at Virginia Commonwealth University demonstrating that in pre-clinical GI tumor models, combination of Aramchol with Stivarga® (regorafenib) demonstrated that Aramchol enhances the activity and potentially overcomes regorafenib’s (a standard-of-care treatments for many GI Cancers) drug resistance, which support our plans to advance Aramchol into a Phase 1/2 clinical trial for metastatic CRC, HCC, and cholangiocarcinoma in collaboration with VCU in H2 2026. Based on this approach, we are currently conducting multiple pre-clinical studies with Aramchol to overcome drug resistance and enhance the efficacy of other standard-of-care (SoC) oncology agents for cancer treatment with unmet needs. We believe the successful completion of our Phase 1/2 clinical trial of Aramchol and Stivarga®, will enable the initiation of similar clinical studies with other SoC agents for additional oncology indications.

Aramchol free acid and Aramchol meglumine formulation studies

Aramchol free acid (3β-arachidylamido-7α,12α-dihydroxy-5β-cholan-24-oic acid) is a synthetic small molecule, produced by conjugation of cholic acid (bile acid) and arachidic acid (saturated fatty acid) linked by a stable amide bond. Aramchol free acid has poor aqueous solubility and based on results of absolute bioavailability assessed in Study Aramchol-020, oral bioavailability from a dose of 300 mg is very low (2-4%). Concentrations increase less than proportionally to dose. It is absorbed slowly from the gastrointestinal tract with a median tmax after a single dose of 12 to 14 h. It undergoes first order elimination being excreted mainly unchanged in feces via the biliary tract with average terminal half-life after single doses of 40-45 h.

A tablet formulation of Aramchol free acid has been used in Phase 2 and 3 clinical trials in patients with MASH. In a Phase 3 trial in patients with MASH (Study Aramchol-018) a dose of 600 mg QD was used initially but as plasma concentrations were shown to be approximately 50% greater after splitting the daily dose to 300 mg BID, the dose in the open-label part of the Phase 3 ARMOR study was therefore adjusted to 300 mg BID with no detriment to safety or tolerability.

Accordingly, the development of a new formulation of Aramchol with higher bioavailability than the free acid (to enable once daily dosing producing similar exposure to that attained with 300 mg Aramchol free acid administered twice daily) was initiated. With this objective, a meglumine salt formulation of Aramchol (Aramchol Meglumine) has been developed. Aramchol Meglumine has been evaluated to date in two Phase 1 studies in healthy subjects. In the first study conducted (Study Aramchol-022), steady state exposure to Aramchol from an aqueous solution of Aramchol Meglumine was approximately twice that from Aramchol Free Acid tablets. The greater bioavailability of Aramchol from the meglumine solution was subsequently confirmed in single and repeat doses, which supported switching from the Acid to an Aramchol Meglumine formulation. In a subsequent study (AM-001) with a formulation of granules for dissolution of Aramchol Meglumine average exposure (Cmax and AUC) of Aramchol after single doses of 400 mg and 200 mg of the meglumine salt were approximately 5-fold and 3-fold respectively those of 300 mg free acid. The Aramchol Meglumine product formulated as granules is less convenient for the self-administering patient than a tablet, a tablet formulation of Aramchol Meglumine has been developed and the safety and tolerability of the selected doses of the tablet formulation are currently being tested in a clinical study (AM-003).

Amilo-5MER

We are also developing Amilo-5MER, specific, targeted immune -modulator for the treatment of chronic inflammatory diseases. Amilo-5MER is a 5 amino acid synthetic peptide MTADV (Methionine, Threonine, Alanine, Aspartic acid, Valine). The 5 amino acids sequence of Amilo-5MER is homologue to a specific MTADV sequence in the human CD44 variant found in synovial fluid cells from joints of rheumatoid arthritis, or RA patients.

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

In March 2021, we dosed the first subject in Amilo-5MERfirst in human Phase 1 trial. The trial was a three-part, single center, double-blind, randomized, placebo-controlled first in human study of single ascending doses (Part 1) and multiple doses (Part 2) of Amilo-5MER in young healthy adult male subjects and a single dose cohort in healthy elderly male and female subjects (Part 3). Overall, 55 healthy male and female subjects were enrolled in the study. Cohorts of 8 subjects were randomized to receive Amilo-5MER or placebo by subcutaneous injection in a ratio of 6:2. In Part 1, cohorts of young male adults received single ascending doses of 10, 30, 90, 180 and 360 mg; in Part 2, a single cohort received doses of 180 mg BID for 5 consecutive days and in Part 3 a single cohort of healthy elderly male and female subjects received a single dose of 180 mg. The primary objectives of the trial were to evaluate the safety, tolerability, and pharmacokinetics of Amilo-5MER. In January 2022, we announced results in which all doses of Amilo-5MER were well tolerated with no clinically significant adverse events and none considered related to the investigational product. All subjects completed the study as per protocol. Overall exposure to Amilo-5MER increased with an increase in dose, with statistically significant dose proportionality over the 10 mg to 360 mg dose range.

We are currently not actively pursuing the clinical development of Amilo-5MER and are seeking to out-license it.

In connection with our ongoing evaluation of Aramchol meglumine we have been conducting a bioavailability study to transition to Aramchol meglumine and to determine the optimal doses allowing Aramchol meglumine’s further clinical development in Phase 2 studies. The bioavailability study consists of two parts comparing single doses of Aramchol acid and Aramchol meglumine in healthy volunteers. Preliminary results from the first part of the study show that Aramchol meglumine suspension 400 mg dose had an area under the curve (AUC) which is almost twice those obtained Aramchol acid tablets. Accordingly, we believe that once daily 200 mg is the optimal dose for future clinical trials. In November 2025, we announced meaningful top-line results from our AM-001 study, a Phase 1 Bioavailability (BA) Study of Aramchol meglumine.

Strategic Collaborations, Research Arrangements and other Agreements

Virginia Commonwealth University

During 2024, we entered into a collaboration agreement with the Massy Cancer Center at VCU according to which we aim to investigate the effect of adding Aramchol to prevent drug resistance to standard-of-care oncology agents in the treatment of hepatoma (hepatocellular carcinoma, or HCC), cholangiocarcinoma and colorectal cancer.

In April 2025, announced a sponsored research collaboration with VCU to investigate Aramchol’s potential in overcoming drug resistance in GI cancers Under the Sponsored Project Agreement, VCU scientists will study Aramchol in preclinical models of advanced GI malignancies – focusing on colorectal and hepatocellular (liver) cancers – in combination with standard-of-care treatments. The goal is to determine whether Aramchol’s novel mechanism of action can prevent or reverse resistance to therapies such as targeted kinase inhibitors and chemotherapies, thereby enhancing their efficacy against these aggressive tumors. This collaboration addresses a critical unmet need: GI cancers (including colon and liver cancers) are among the leading causes of cancer mortality worldwide, and treatment options are often limited by therapy resistance. By targeting Stearoyl-CoA Desaturase 1, or SCD1 – a key enzyme in fatty acid metabolism implicated in cancer progression – Aramchol offers a novel therapeutic strategy. Recent breakthrough research published in Nature Communications has highlighted the role of lipid metabolic pathways (notably SCD1) in driving drug resistance in GI tumors. Leveraging these insights, the Galmed–VCU project will explore Aramchol’s ability to reprogram tumor metabolism and sensitize cancer cells to existing treatments, potentially delivering a breakthrough in resistance reversal for patients with few alternatives.

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

During 2022, we discontinued the open-label part of the ARMOR Study having reached its objectives. Following the discontinuation of our open label part of the ARMOR Study, we do not currently expect to initiate the second part of the ARMOR Study. We do not expect to generate revenue other than subsequent royalties and/or milestones that can be earned in connection with the Samil Agreement.

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

Our competitors in the NASH field currently include companies with marketed products and/or advanced clinical programs. Our main competitors of Aramchol include, but are not limited to Novo Nordisk Inc., Madrigal Pharmaceuticals Inc., and Viking Therapeutics among others. Our main competitors include Novo Nordisk with respect to Wegovy, which has typically been known for treating weight loss and diabetes and has recently been approved for NASH; and Madrigal Pharmaceuticals’s Rezdiffra (resmetirom) for the treatment of NASH with moderate to advanced liver fibrosis. Moreover, several additional companies have reported the commencement of research projects and proof-of-concept trials related to our target indications, including those mentioned in the preceding sentence.

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

We have granted patents and pending patent applications in various jurisdictions relating to (1) the composition of matter of Aramchol meglumine as well as a wide range of other salts, or the CoM Patent; (2) a method for treating/inhibiting hepatic fibrosis and non-hepatic fibrosis associated or non-associated with NASH or NAFLD, or the Hepatic Fibrosis Patent; (3) a method of treating dysbiosis, or the Dysbiosis Patent; and (4) a method of treating cancer using aramchol and anti cancer agents combination, or the Cancer Patent . In addition, we have pending patent applications for Aramchol meglumine and other salts, including a granted U.S. patent for low dose composition of Aramchol (US 10,849,911 B2) and other salts. We have been allowed or granted patents for Aramchol and other salts which includes claims for the treatment of fatty liver in Europe and certain other countries. The CoM Patent application was granted in the United States, Brazil and India. The CoM Patent that was granted in the United States and the expected term is December 2034. The Hepatic Fibrosis Patent has been granted in United States (US 11,197,870 B2), Europe, Australia, Brazil, Japan, Canada, Hong-Kong and in Israel and has an expected term in each jurisdiction of 2037. The Dysbiosis Patent was granted in U.S., Europe, Israel, Brazil and Mexico and has an expected term in US of 2038 and of 2037 in Israel and Mexico; and was allowed in Canada. In addition, patent applications were granted in Israel relating to Aramchol use in hepatic fibrosis treatment, optionally associated with NAFLD and NASH ; and in Australia, Canada, Japan, Israel and Mexico relating to Aramchol use to treat pulmonary and/or dermal fibrosis. Also, a patent was granted in Mexico and Europe relating to Aramchol use for inhibition of fibrosis in NAFLD patients (having fibrosis score of zero (0)). We also have granted patents for combination therapy for the treatment of liver disease in United States (US 12,239,712), Australia, Canada, Europe, Hong Kong, Israel, Korea, and Mexico.

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

Patent Portfolio for Aramchol and Aramchol Meglumine

The patent portfolio for Aramchol contains patent families including pending patent applications and granted patents directed to composition of matter, manufacturing methods and methods of use.

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

A family is directed to treatment for modulating gut microbiota and/or dysbiosis using Aramchol. This patent family includes a granted patents in Israel, U.S., Europe, Brazil and in Mexico; and pending foreign patent applications in Canada and China. Expected term for this patent family is 2037, expect for U.S. where the term is 2038.

Patent families are directed to uses of Aramchol and Aramchol meglumine for treating and inhibiting fibrosis. The families have pending patent applications in Australia, Canada, , Israel, and US. For hepatic fibrosis it was granted in Brazil, Europe, Hong-Kong and Japan; and the treatment of pulmonary fibrosis was granted in Australia, Canada, Israel, Mexico and Japan (also dermal fibrosis in Australia, Canada, Israel and Japan). Expected term of this patent family is 2037. Additionally, U.S., Australia and Canada patent applications directed to a method for treating hepatic fibrosis non-associated with non-alcoholic fatty acid liver disease – were granted, and the expected term is 2037. In addition, a US application has been filed and claims the treatment of pulmonary, kidney, dermal, gastro intestinal and heart fibrosis by Aramchol. The improved bio-availability of Aramchol is supported by the pharmacological model based on the preclinical and the ARREST data. Further, a U.S. patent application has been filed and claims the treatment of fibrosis (hepatic, pulmonary, dermal, GI, kidney and heart) via combinations of aramchol and specific GLP1 agonists (e.g. semaglutide). In addition, inhibition of hepatic fibrosis by a regimen of above 300 mg of Aramchol daily is granted in Europe and Mexico. Expected term of this patent family is 2037. Also, treatment and inhibition of hepatic fibrosis by a regimen of 300 mg of Aramchol twice daily is granted in Australia and Israel. Expected term of this patent family is 2039.

A patent family is directed to a combination therapy of Aramchol and MGL3196 for treating fatty liver disease; and has a PCT application which entered National Phase in: Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan, Korea, Mexico and U.S. It was granted in U.S., Australia, Canada, Europe, Hong-Kong, Israel, Korea and Mexico. Expected term for this patent family is 2039.

A patent family is directed to a combination therapy of Aramchol and anti cancer agents for treating cancer; with expected term 2046. Galmed Research and Development Ltd. is a co-applicant in this family with Virginia Commonwealth University.

A patent family is directed to preparation methods of Aramchol, having term of 2046.

Patent Portfolio for Amilo-5MER

The patent portfolio for Amilo-5MER contains one patent family including pending patent applications and granted patents directed to composition of matter and methods of use.

A patent family is directed to Amilo-5MER and anti-inflammatory compositions thereof. Galmed Research and Development Ltd. has an exclusive license to the U.S. granted patent within this family, and the expected term of this U.S. patent is 2035. Galmed Research and Development Ltd. has also exclusive licenses to the corresponding granted patents in Europe, Australia, Japan, China, Canada, Korea and India. The corresponding applications in Brazil are pending. The non-US expected patent term is 2035. A divisional application claiming the use of Amilo-5MER for the treatment of inflammatory diseases was granted in 2023.

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

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

●	completion of pre-clinical laboratory tests, animal studies and formulation studies conducted according to Good Laboratory Practice regulations, or GLPs, or other applicable regulations;

●	submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

●	approval by an IRB representing each clinical site before each clinical trial may be initiated;

●	performance of adequate and well-controlled human clinical trials according to GCPs, to establish the safety and efficacy of the proposed drug for its intended use;

●	submission of data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labeling;

●	submission to the FDA of an NDA;

●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMPs to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

●	satisfactory completion of FDA inspections of clinical sites and GLP toxicology studies; and

●	FDA review and approval of the NDA.

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

A sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a clinical trial outside the United States is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a NDA so long as the clinical trial is conducted in accordance with GCP and in compliance with an international guideline for the ethical conduct of clinical research known as the Declaration of Helsinki and/or the laws and regulations of the country or countries in which the clinical trial is performed, whichever provides the greater protection to the participants in the clinical trial.

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

Expedited Review and Approval

The FDA has various specific programs, including Fast Track, Breakthrough Therapy, Priority Review, and Accelerated Approval, which, in different ways, are each intended to expedite the process for reviewing and approving drugs. Even if a drug qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened. Generally, drugs that are eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs and those that offer meaningful benefits over existing treatments. For example, Fast Track is a process designed to facilitate the development and expedite the review of drugs to treat serious or life-threatening diseases or conditions and fill unmet medical needs, and Breakthrough Therapy designation is designed to expedite the development and review of drugs that are intended to treat a serious condition where preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on a clinically significant endpoint(s). Priority review is designed to give drugs that offer major advances in treatment or provide a treatment where no adequate therapy exists an initial review within six months as compared to a standard review time of ten months. Although Fast Track, Breakthrough Therapy designation, and priority review do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track or Breakthrough Therapy designated drug and expedite review of the application for a drug designated for priority review. The FDA will also provide Breakthrough Therapy designated drugs intensive guidance on an efficient drug development program and provide these drug developers with an organizational commitment from the FDA involving senior managers. Since sponsors can design clinical trials in a number of ways, in providing its guidance for drugs designated as breakthrough therapies, the FDA will seek to ensure that the sponsor of the product designated as a breakthrough therapy receives timely advice and interactive communications in order to help the sponsor design and conduct a development program as efficiently as possible. During these interactions, the FDA may suggest, or a sponsor can propose, alternative clinical trial designs (e.g., adaptive designs, an enrichment strategy, use of historical controls) that may result in smaller trials or more efficient trials that require less time to complete. Such trial designs could also help minimize the number of patients exposed to a potentially less efficacious treatment (i.e., the control group treated with available therapy). On September 23, 2014, the FDA granted Fast Track designation status to Aramchol for the treatment of patients who are overweight or obese and have pre diabetes or type II diabetes mellitus with NASH.

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

Pursuant to the Affordable Care Act (discussed in greater detail below), the Centers for Medicare & Medicaid Services, or CMS, is required to collect and publish information reported by applicable manufacturers about payments and other transfers of value manufacturers have made to physicians and teaching hospitals. Such a law, when applicable to our products, could increase the company’s regulatory liability through the imposition of additional reporting and regulatory requirements. There are also an increasing number of state laws that require manufacturers to make similar reports to states on pricing and marketing information.

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

There have been judicial and congressional challenges to the Affordable Care Act. In December 2017, Congress enacted tax reform legislation that made significant changes to the Affordable Care Act including the repeal of the “individual mandate” that was in place to strongly encourage broad participation in the health insurance markets. Given these changes and other statements of political leaders, we cannot predict the ultimate impact on the Affordable Care Act and the subsequent effect on the pharmaceutical industry at this time.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. In 2011, the U.S. Congress enacted the Budget Control Act of 2011 (or the “Budget Control Act”), which included provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031 absent additional congressional action. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several provider types, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, on August 16, 2022, Congress enacted the Inflation Reduction Act authorizing CMS to negotiate directly with drug manufacturers to lower the price of some of the costliest drugs under the Medicare program, as well as requiring drug manufacturers to provide Medicare with a rebate if the price of the drug increases faster than the rate of inflation.

Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products. On September 24, 2020, the FDA released a final rule providing guidance for states to build and submit importation plans for drugs from Canada. The Inflation Reduction Act of 2022 contains significant reforms affecting the pricing of drugs and biologics paid by Medicare. The new requirements establish a timeline to negotiate, with CMS, for certain drugs, a “maximum fair price” for certain selected drugs. In 2025, HHS began implementation of “Most Favored Nation” drug pricing by setting the Medicare price of single-source brand drugs without generic or biosimilar competition to the lowest price available in wealthy countries (i.e., with a per capita GDP of at least 60% of that in the United States). We cannot say how these laws would affect the pricing and reimbursement of Aramchol or any other of our product candidates.

Legislative and regulatory proposals have been suggested to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of Aramchol or any other product candidate may be. Further, the Deficit Reduction Act of 2010, directed CMS to contract a vendor to determine “retail survey prices for covered outpatient drugs that represent a nationwide average of consumer purchase prices for such drugs, net of all discounts and rebates (to the extent any information with respect to such discounts and rebates is available).” This survey information can be used to determine the National Average Drug Acquisition Cost, NADAC. Some states have indicated that they will reimburse based on the NADAC and this can result in further reductions in the prices paid for various outpatient drugs.

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

The Anti- Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Many states enacted analogous anti-kickback and false claims laws which may apply to items or services reimbursed by any payer, including commercial insurers. Additionally, many states have laws that require pharmaceutical companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources.

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

The Civil Monetary Penalty Act of 1981 imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health care program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent, or offering or transferring remuneration to a federal health care beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier. These penalties include monetary fines ranging from $2,670 and $127,973 per violation and exclusion from participation in a federal health care program such as Medicare and Medicaid, meaning that items and services provided by excluded entities are not directly or separately billable to federal health care programs.

The Physician Payment Sunshine Act, enacted in 2010 as part of the Affordable Care Act, requires certain manufacturers of pharmaceuticals and medical devices to annually report certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as investment interests held by physicians and their immediate family members. Since January 1, 2022, covered manufacturers began reporting on payments and other transfers of value to physician assistants, nurse practitioners or clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, and certified nurse-midwives during the previous year. In recent years, several states in the United States have also enacted legislation requiring pharmaceutical companies to file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as establish marketing compliance programs. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. Failure to meet these requirements, to the extent they are applicable to our activities, could also result in a variety of governmental sanctions that could have a material adverse effect on our business.

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

Digital Asset Management Strategy

In August 2025, we announced that our board of directors approved a digital asset management strategy as part of a new treasury investment policy and capital allocation initiative. We established a crypto committee of our board of directors with respect to evaluating and, if appropriate, overseeing the implementation of any crypto investing related activities, including a potential allocation of up to 50% of our cash reserves to be used for the purchase of digital assets, such as Bitcoin and Ethereum. To support the execution of this initiative, we entered into a non-binding letter of intent for the engagement of Tectona Ltd. (TASE: TECT), or Tectona, a specialized and reputable crypto treasury management service provider, that provides advisory and operational services for the management of digital asset exposures. While we have not yet implemented any allocation of our cash reserves toward digital assets, we continue to evaluate potential opportunities under digital asset management strategy. After further evaluation, we have determined not to proceed with the implementation of this digital asset management strategy at this time; however, we may revisit and reconsider such initiatives in the future as market conditions, regulatory developments, strategic priorities and our business need evolve.

C. Organizational Structure

See “Item 4. Information on the Company—Historical Background and Corporate Structure” above.

D. Property, Plant and Equipment

Our principal executive offices and registered office in Israel is located at 16 Abba Hillel Road, Ramat Gan, Israel 5250608 and our telephone number is +972-3-693-8448.

ITEM 4A. Unresolved Staff Comments.

None.

ITEM 5. Operating and Financial Review and Prospects.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear elsewhere in this annual report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Our discussion and analysis for the year ended December 31, 2024 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 2, 2025 (File No. 001-36345).

Overview

We are a biopharmaceutical company focused on the development of Aramchol. Historically, we have focused almost exclusively on developing Aramchol for the treatment of liver disease and were previously developing Aramchol for primary sclerosing cholangitis, or PSC, and exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of NASH and fibrosis.

We are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

To date, we have not generated revenue from the sale of any product, excluding the licensing revenue we recorded in connection with the Samil Agreement, and we do not expect to generate any significant revenue other than the amortization of the upfront payments under the license agreement with Samil and of the subsequent royalties and/or milestones that may be earned in connection with the Samil Agreement or potential other license Agreements, unless and until we commercialize Aramchol, or license the product to additional third parties. As of December 31, 2025, we had an accumulated deficit of approximately $210.8 million.

Our financing activities are described below under “Liquidity and Capital Resources.” Obtaining approval of an NDA, MMA, or other similar application is an extensive, lengthy, expensive and uncertain process, and the FDA, EMA, MHRA and other regulatory agencies may delay, limit or deny approval of Aramchol or any other product candidate.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At December 31, 2025, we had current assets of $18.6 million, which is mainly comprised of cash and cash equivalents of $4.0 million, restricted cash of $0.1 million, short-term deposits of $7.1 million and short-term marketable securities of $7.0 million. This compares with current assets of $16.1 million at December 31, 2024 which is mainly comprised of cash and cash equivalents of $4.7 million, restricted cash of $0.1 million, short-term deposits of $3.5 million and short-term marketable securities of $7.2 million. We believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this annual report. However, significant additional funding will be necessary to fund our ongoing research and development work and to advance our product candidates through regulatory approval and into commercialization, if approved. We intend to obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

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

Financial Income, Net

Our financial income, net consists mainly of interest income from marketable debt securities, expenses that we incurred in establishing the SEPA, which includes ordinary shares to the equity line provider, and foreign currency gains. Our financial expenses consist of fees associated with banking activities and losses from realization of marketable debt securities.

Financial expenses in connection with SEPA

Financial expenses in connection with the SEPA (as defined below) consists of one-time expenses that we incurred in establishing the SEPA, which includes fees paid in cash and ordinary shares to the equity line provider.

Impairment on associate and associated loan

The impairment of associate consists of changes in the fair value of our investment in OnKai and an associate loan.

A. Results of Operations

The table below provides our results of operations for the year ended December 31, 2025 as compared to the year ended December 31, 2024.

	Year Ended December 31,
	2024	2025
	(thousands)
Research and development expenses	$2,979	$4,874
General and administrative expenses	3,299	3,636
Operating loss	6,278	8,510
Financial income, net	(516)	(741)
Financial expenses related to SEPA	610	79
Impairment on associate and associated loan	1,145	2,461
Net loss	$7,517	$10,309

Other comprehensive loss:
Net unrealized gain on available for sale securities	(38)	(113)
Comprehensive loss	$7,479	$10,196
Basic and diluted net loss per share from continuing operations	$8.08	$2.39

Research and Development Expenses

Our research and development expenses amounted to approximately $4.9 million during the year ended December 31, 2025, representing an increase of approximately $1.9 million, or approximately 64%, compared to approximately $3.0 million for the year ended December 31, 2024. The increase primarily resulted from an increase in clinical trial expenses in the amount of approximately $1.1 million as well as an increase in pre-clinical studies expenses of approximately $0.6 million.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $3.6 million for the year ended December 31, 2025, representing an increase of approximately $0.3 million, or 10.2%, compared to approximately $3.3 million for the year ended December 31, 2024. The increase primarily resulted from an increase in salaries and benefits expenses of $0.3 million.

Operating Loss

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to generate substantial operating revenues, our operating loss for the year ended December 31, 2025 was approximately $8.5 million, representing an increase in our operating loss of approximately $2.2 million, or approximately 35%, compared to approximately $6.3 million for the year ended December 31, 2024.

Financial Income, Net

Our financial income, net, for the year ended December 31, 2025 was approximately $0.7 million, representing an increase of approximately $0.2 million, compared to a financial income of approximately $0.5 million for the year ended December 31, 2024. The increase primarily resulted from an increase of interest income of $0.4 million during the year ended in 2025 as compared to such income for the comparable period in 2024.

Financial expenses related to SEPA

For the year ended December 31, 2025, we incurred financial expenses of approximately $0.1 million in relation to the SEPA compared to financial expenses of approximately $0.6 million in relation to the SEPA for the year ended December 31, 2024.

Impairment on associate and associated loan

Our investment in Onkai is presented in our consolidated financial statements at its fair value. As of December 31, 2024, management, based on fair value estimation, assessed the qualitative aspects of the equity investment and macroeconomic factors and determined that an impairment should be recognized in the amount of approximately $1.1 million. On December 29, 2025, OnKai filed a certificate of dissolution with the Secretary of State of the State of Delaware for winding up its affairs and dissolving as an entity. As of December 31, 2025, we determined that our investment and related balances in OnKai, including a long-term loan, were not recoverable and recorded a full write-off of such amounts, resulting in an aggregate loss of approximately $2.5 million.

Net Loss

Our net loss for the year ended December 31, 2025 was approximately $10.3 million, representing an increase of approximately $2.8 million, or approximately 37%, compared to approximately $7.5 million for the year ended December 31, 2024. The increase primarily resulted from the increase in research development expenses and general and administrative expenses and as well the impairment in associate and associated loan recorded.

B. Liquidity and Capital Resources

Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings and we have incurred substantial losses since our inception. As of December 31, 2025, we had an accumulated deficit of approximately $210.8 million and positive working capital (current assets less current liabilities) of approximately $15.8 million. We expect that operating losses will continue for the foreseeable future.

As of December 31, 2025, we had cash and cash equivalents of approximately $4.0 million, restricted cash of $0.1 million, short-term deposits of $7.2 million and short-term marketable debt securities of approximately $7.0 million invested in accordance with our investment policy, totaling approximately $18.3 million, as compared to cash and cash equivalents of approximately $4.7 million, restricted cash of $0.1 million, short-term deposits of $3.5 million and short-term marketable debt securities of approximately $7.2 million invested in accordance with our investment policy, totaling approximately $15.5 million as of December 31, 2024.

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

Cash Flow from Operating Activities

We had negative cash flow from operating activities of approximately $6.3 million for the year ended December 31, 2025 as compared to a negative cash flow from operating activities of approximately $5.9 million for the year ended December 31, 2024. The negative cash flow from operating activities for the year ended December 31, 2025 was mainly attributable to our net loss of approximately $10.3 million, partially offset by non-cash stock-based compensation expenses of approximately $0.5 million, an impairment of an investment in associate and associated loan of approximately $2.5 million and an increase in trade payables of $0.7 million

Cash Flow from Investing Activities

We had negative cash flow from investing activities of approximately $3.4 million for the year ended December 31, 2025 as compared to a negative cash flow from investing activities of approximately $1.1 million for the year ended December 31, 2024. The negative cash flow from investing activities for the year ended December 31, 2025 was primarily due to a net investment of $3.6 million in short-term deposits.

Cash Flow from Financing Activities

We had positive cash flow from financing activities of approximately $9.0 million for the year ended December 31, 2025 as compared to a positive cash flow from financing activities of $8.8 million for the year ended December 31, 2024. The positive cash flow from financing activity for the year ended December 31, 2025 was due to net proceeds from our ATM Facility (as defined below) and proceeds raised under the SEPA (as defined below).

On July 14, 2023, we entered into a definitive securities purchase agreement with investors for the purchase and sale in a public offering of (i) 31,667 of our ordinary shares, (ii) 435,000 pre-funded warrants to purchase 435,000 ordinary shares, or the Pre-Funded Warrants, and (iii) 466,666 warrants to purchase 466,666 ordinary shares, or the Investor Warrants, at a purchase price of $15.00 per Share and accompanying Investor Warrant and $14.988 per Pre-Funded Warrant and accompanying Investor Warrant. The net proceeds to the offering were approximately $6.5 million before deducting estimated offering expenses payable by us. As of the date hereof, all Pre-Funded Warrants have been exercised in full into 435,000 ordinary shares and 293,333 Investor Warrants have been exercised into 293,333 ordinary shares for a total net proceeds of approximately of $4.4 million. As of March 25, 2026 Warrants to purchase 173,333 ordinary shares are outstanding.

On August 30, 2024, we entered into a Standby Equity Purchase Agreement, (or the “SEPA”), with YA II PN, LTD., a Cayman Islands exempt limited partnership, or YA. Pursuant to the SEPA, we have the right, but not the obligation, to sell to YA from time to time, each such occurrence, an Advance, up to $10.0 million, or the Initial Commitment Amount, of our ordinary shares, during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. On October 21, 2024, we and YA entered into an amendment to the SEPA to increase the Initial Commitment Amount to $20.0 million of our ordinary shares. At our option, the ordinary shares would be purchased by YA from time to time at a price equal to 97% of the lowest of the three daily VWAPs (as hereinafter defined) during a three consecutive trading day period commencing on the date that we, subject to certain limitations, deliver a notice to YA that we are committing YA to purchase such ordinary shares, or the Advance Shares. We may also specify a certain minimum acceptable price per share in each Advance. “VWAP” means, for any trading day, the daily volume weighted average price of our ordinary shares for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P. As consideration for YA irrevocable commitment to purchase our ordinary shares up to the Initial Commitment Amount, we issued 31,566 ordinary shares, or the Commitment Shares, to YA and also paid a $15,000 structuring fee to an affiliate of YA. During the year ended December 31, 2025, we issued an aggregate of 1,076,326 ordinary shares that we sold to YA as Advance Shares for aggregate gross proceeds of approximately $1.4 million.

On November 14, 2024, we entered into a Capital on Demand Sales Agreement, or the 2024 Sales Agreement, with JonesTrading Institutional Serviecs LLC, or JonesTrading. Pursuant to the 2024 Sales Agreement, we may offer and sell our ordinary shares having an aggregate offering price of up to $8.1 million, from time to time through JonesTrading, or the ATM Facility. JonesTrading will receive a commission equal to 3.0% of the gross proceeds from the sale of the ordinary shares and will be reimbursed for certain specified expenses in connection with entering into the Sales Agreement. During the year ended December 31, 2025, we sold 3,687,038 of our ordinary shares for aggregate gross proceeds of approximately $8.1 million ($7.7 million net) pursuant to the 2024 Sales Agreement.

Current Outlook

Although we provide no assurance, we believe that our existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of this Annual Report. However, significant additional funding will be necessary to fund ongoing research and development work, to advance our product candidates through regulatory approval and into commercialization, if approved. We intend to obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

The extent of our future capital requirements will depend on many other factors, including:

●	the outcome of an evaluation of potential strategic alternatives;

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the regulatory pathway of Aramchol any other product candidate;

●	the scope, prioritization and number of our clinical trials and other collaboration research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol or any other product candidate;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for Aramchol or any other product candidate;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol or any other product candidate;

●	market conditions;

●	our ability to main the listing of our ordinary shares on The Nasdaq Capital Market;

●	our ability to identify, evaluate and complete any strategic alternative that yields value for our shareholders; and

●	the impact of the security situation in Israel, which may exacerbate the magnitude of the factors discussed above.

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

Accounting for stock-based compensation:

We grant equity-based awards under share-based compensation plans. We estimate the fair value of share-based payment awards using the Black-Scholes option valuation model. The Black-Scholes option valuation model requires the input of subjective assumptions, including price volatility of the underlying stock, risk-free interest rate, dividend yield, and expected life of the option. Share-based compensation expense is based on awards ultimately expected to vest. Changes in assumptions used under the Black-Scholes option valuation model could materially affect our net loss and net loss per share.

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

Accounting for Investment in Associate at Fair Value

We, through our wholly-owned subsidiary in Israel, Galtopa Therapeutics Ltd., hold an equity investment of a privately-owned company Onkai, over which have the ability to exercise significant influence, but not control. The investment was included as a non-current asset in our balance sheet as of December 31, 2024. On December 29, 2025, OnKai filed a certificate of dissolution with the Secretary of State of the State of Delaware for winding up its affairs and dissolving as an entity. As of December 31, 2025, we determined that our investment and related balances in OnKai, including a long-term loan, were not recoverable and recorded a full write-off of such amounts, resulting in an aggregate loss of approximately $2.5 million. We have elected the fair value option allowed by Accounting Standards Codification 825, Financial Instruments, with respect to this investment because our management believes this approach will better reflect the economics of our equity interest. Under the fair value option, the investment is remeasured at fair value (level 3) at each reporting period with changes in fair value, if any, recorded in the statement of operations.

ITEM 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

Set forth below is information concerning the directors, senior management and executive officers of the Company as of March 25, 2026, the latest practicable date for inclusion in this annual report. The business address for each of our directors, senior management and corporate officers is c/o Galmed Pharmaceuticals Ltd., c/o Meitar Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan, 5250608.

Name	Age	Position

Allen Baharaff	61	President and Chief Executive Officer, Class II Director

Dr. Liat Hayardeny	59	Chief Scientist Officer

Doron Cohen	59	Chief Financial Officer

Yohai Stenzler	43	Chief Accounting Officer

Guy Nehemya	41	Chief Operating Officer and Data Protection Officer

David Sidransky, M.D.(1)(2)(3)(4)(5)	65	Lead Independent Director and Chairman of the R&D Committee, Chairman of our Nomination Committee, Chairman of our Remuneration Committee, and Class III director

Shmuel Nir(2)(3)(4)(5)	64	Class I Director

Amir Poshinski(2)(3)(4)(5)	65	Chairman of our Audit Committee, Class III director

Carol L. Brosgart, M.D. (1) (2)	74	Class I Director

(1)	A member of our research & development committee.

(2)	Independent director under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board.

(3)	A member of our audit committee.

(4)	A member of our remuneration committee.

(5)	A member of our nomination committee.

Allen Baharaff, our President and Chief Executive Officer of our Board, co-founded the Group in 2000, served as the Chief Financial Officer of GHI from 2000 until January 2015, and has served as our Chief Executive Officer since January 2012 and as our President since March 2015. Previously, he held a senior executive position at Isramex Projects Ltd., an energy project financing company, and Managing Director of T+M Trusteeship & Management Services (Israel) Ltd., a subsidiary of a Swiss company providing trust and similar services. Since 2005, Mr. Baharaff serves as a Director of the Rubin Museum. From October 2023 to September 2025 , Allen served as a director of Onkai Inc, a private US-based technology company Mr. Baharaff holds a Bachelor of Science degree in economics from the London School of Economics, University of London and LLB and MA degrees from Cambridge University. Since 1993, Mr. Baharaff has been a member of the Israel Bar Association.

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

Carol L. Brosgart, M.D. joined our Board on June 7, 2017. Dr. Brosgart served as a member of Tobira Therapeutics’s Board of Directors from 2009 until it was acquired by Allergan in 2016 and on the Board of Juvaris, a vaccine company acquired by Bayer. From 2018, until 2025 she served on the Board of Directors of Abivax, a biotechnology company, headquartered in Paris, working on ulcerative colitis. Dr. Brosgart also previously was on the Boards of Intrivo Diagnostic, Renovaro Bio and Mirum Pharmaceuticals (Nasdaq:MIRM) 2021-2025. Dr. Brosgart is also a member of the Board of Directors of Eradivir , a company developing antibody-recruiting molecules that selectively target disease cells and activate a precise immune response to eliminate them and Merlin Biotech, developing novel treatments using a clinically proven mRNA platform. Dr. Brosgart has served as a consultant to Dynavax, Allergan and a number of biotechnology companies in the areas of liver diseases and infectious diseases Dr. Brosgart has served on the Steering Committee of the National Viral Hepatitis Roundtable, the Executive Committee of the Forum for Collaborative Research and the Steering Committee of the HBV Cure Group at the Forum. She is on the Board of Directors of the Hepatitis B Foundation. She is active in the public policy arena for AASLD and IDSA/HIVMA. Dr. Brosgart served as Senior Advisor on Science and Policy to the Division of Viral Hepatitis at the CDC and to the Viral Hepatitis Action Coalition at the CDC Foundation from 2011 to 2013. Dr. Brosgart has also served as a member of the clinical faculty of the School of Medicine at the University of California, San Francisco for the past four decades, where she is a Clinical Professor of Medicine, Biostatistics and Epidemiology in the Division of Global Health and Infectious Diseases. In 2011, Dr. Brosgart served as Chief Medical Officer at biotechnology company Alios BioPharma, Inc. Prior to Alios, Dr. Brosgart served as Senior Vice President and Chief Medical Officer of Children’s Hospital & Research Center in Oakland, California, from 2009 until February 2011. Previously, she served for eleven years, from 1998 until 2009, at the biopharmaceutical company Gilead Sciences, Inc., where she held a number of senior management roles, most recently as Vice President, Public Health and Policy and earlier as Vice President, Clinical Research and Vice President, Medical Affairs. Prior to Gilead, Dr. Brosgart was the Medical Director of the East Bay AIDS Center in Berkeley, California (1987-1998) and the Medical Director of the Central Health Center for the Alameda County Public Health Department (1978-1987). Dr. Brosgart received a B.S. in Community Medicine from the University of California, Berkeley and received an M.D. from the University of California, San Francisco. Her residency training was in pediatrics, public health and preventive medicine at UCSF and UC Berkeley School of Public Health. She has published extensively in the areas of HIV, HBV, CMV, and liver disease.

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

Aggregate Executive Compensation

The aggregate compensation, including share-based compensation, paid by us to all of our Office Holders as a group, with respect to the year ended December 31, 2025, was approximately $3.4 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement, vacation or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to Office Holders, and other benefits commonly reimbursed or paid by companies in our industry. In addition to the five current members of the Board (including the Company’s President and Chief Executive Officer), the Company considers four other individuals, namely, the Company’s directors that are members of the audit and remuneration committees, Chief Financial Officer, Chief Accounting Officer and the Chief Operating Officer, to have been Office Holders in 2025.

As of December 31, 2025, options to purchase 47,908 of our ordinary shares granted to our Office Holders as a group were outstanding, of which options to purchase 21,634 of our ordinary shares have vested, with a weighted average exercise price of $384.8 per ordinary share and 450,694 RSUs granted to our Office Holders were outstanding.

For outstanding equity-based awards granted to our Office Holders, see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

Individual Compensation of Covered Executives

The following table sets forth the compensation granted to the five most highly compensated Office Holders during or with respect to the year ended December 31, 2025. All amounts reported in the table reflect the cost to the Company, as recognized in its financial statements for the year ended December 31, 2025. The five individuals for whom disclosure is provided are referred to herein as “Covered Executives.”

Information Regarding the Covered Executives	Compensation for Services(1)
	Base	Benefits and	Cash	Equity-Based
	Salary	Perquisites	Bonus	Compensation	Other	Total
Name and Principal Position(1)	($)	($)(2)	($)(3)	($)(4)	($)(5)	($)
Allen Baharaff (President and Chief Executive Officer)	569,514	164,476	834,250	223,066	40,000	1,858,306

Yohai Stenzler (Chief Accounting Officer)	181,761	62,067	97,429	69,098	-	410,355

Guy Nehemya (Chief Operating Officer and Data Protection Officer)	181,761	54,552	97,429	69,098	-	402,840

Doron Cohen (Chief Financial Officer)	157,901	44,041	84,639	75,945	-	362,526

Amir Poshinski / Shmuel Nir/ David Sidransky (Directors)	-	-	-	27,580	50,000	77,580

(1)	Cash compensation amounts denominated in currencies other than the Dollar were converted into Dollars at an exchange rate of NIS 3.43 = $1.00, which reflects the average conversion rate for fiscal year ended December 31, 2025.

(2)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car allowance, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security and other benefits and perquisites consistent with the Company’s policies.

(3)		Amounts reported in this column refer to the cash bonuses provided by the Company with respect to 2025, which have been provided for in the Company’s financial statements for the year ended December 31, 2025 (including if such bonuses were paid in 2026). They exclude bonuses paid in 2024 which were provided for in the Company’s financial statements for previous years. Cash bonuses are paid in accordance with the Company’s 2023 Annual Cash Bonus Plan and are intended to promote the Company’s work plan and business strategy by rewarding officers for achievement of the Company’s business and financial goals through teamwork and collaboration. Key performance indicators which are factored into cash bonus determinations are based both on personal

	(4)	Amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2025 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 to the Financial Statements. For outstanding equity-based awards granted to Covered Executives see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

	(5)	Amounts reported in this column include payments made with respect to the year 2025 and recorded in the financial statements for the year ended December 31, 2025 relating to directors’ fees.

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

For information concerning our equity compensation plan, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

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

Employment Agreement with Our President and Chief Executive Officer

On December 23, 2013, we entered into a personal employment agreement with Mr. Allen Baharaff who serves as our president and chief executive officer and as the chairman of our Board, as last amended on November 13, 2025, which provides that Mr. Baharaff’s terms of office and employment are for an undefined term, subject to termination in accordance with the terms of the employment agreement.

In order to allow Mr. Baharaff to explore business opportunities which may also benefit the Company, Mr. Baharaff is engaged by the Company on an 80% basis, which allows Mr. Baharaff to devote up to 20% of his working hours to other activities that do not conflict with his duties and responsibilities to the Company under his employment agreement.

Under the current terms of his employment agreement, Mr. Baharaff is entitled to a gross monthly salary of NIS 170,000, following shareholder approval which was obtained at our 2021 annual meeting of shareholders. In addition, Mr. Baharaff will be entitled to an annual cash bonus based on achievement of qualitative and quantitative performance goals and objectives. As approved at our 2025 annual meeting of shareholders the annual cash bonus amount may be of up to nine times Mr. Baharaff’s monthly base salary if we have current assets of at least $20 million As of the end of each year, and up to six times Mr. Baharaff’s monthly base salary if we have current assets below $20 million, and the actual bonus paid in a given year shall be determined based on the achievement of certain qualitative and quantitative performance goals and objectives set by our remuneration committee and Board, which effective as of October 28, 2025, does not require further shareholder approval.

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

In March 2020, our Board adopted this exemption, and our directors then in office who were elected and classified as an external director, were no longer classified as such under the Companies Law.

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

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Shmuel Nir and Dr. Carol Brosgart serve as our Class I Directors until the close of the annual general meeting to be held in 2027; Allen Baharaff serves as our Class II Director until the close of the annual general meeting to be held in 2028; and Dr. David Sidransky and Amir Poshinski serve as our Class III Directors until the close of the annual general meeting to be held in 2026.

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

On April 12, 2026, our audit committee re-appointed Zachi Refaeli, CPA, from Ernst & Young Israel - Kost Forer Gabbay & Kasierer, Tel Aviv, Israel, as the Company’s internal auditor for a period of three years, effective until April 12, 2026. Mr. Refaeli has been serving as the Company’s internal auditor since January 12, 2021.

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

D. Employees.

As of December 31, 2025, we had six employees, of which three were full-time employees and three were part-time employees. Three of our employees were involved in our clinical and product development operations and three served in general and administrative capacities.

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

E. Share Ownership.

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 25 2026, the latest practicable date for inclusion in this annual report, held by our directors and executive officers, individually and as a group and beneficial owners of more than 5% of our outstanding shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days after March 25 2026 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, or other conversion rights, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 6,599,654 ordinary shares outstanding on March 25 2026.

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

	Number of ordinary shares beneficially owned(1)	Percentage of ordinary shares beneficially owned
More than 5% Holders
CVI Investments, Inc. (2)	173,333	2.6%
Directors and Executive Officers
Allen Baharaff(3)	132,703	2.0%
Shmuel Nir(4)	14,507	*
Dr. David Sidransky(5)	14,277	*
Dr. Carol L. Brosgart(6)	14,342	*
Yohai Stenzler(7)	28,725	*
Guy Nehemya(8)	28,614	*
Amir Poshinski(9)	14,236	*
Doron Cohen(10)	28,138	*
Dr. Liat Nissimiv-Breuck (Hayardeny)(11)	1,000	*
All directors and executive officers as a group (9 persons)	276,542	4.2%

*Less than 1%.

(1) All options included are either currently exercisable or will be exercisable within 60 days of March 25, 2026.

(2) Based upon information contained in a Schedule 13G/A filed by the shareholder on November 7, 2025. Shares beneficially owned consist of 173,333 ordinary shares issuable upon the exercise of warrants. The warrants are subject to a beneficial ownership limitation of 9.99%, which such limitation restricts the holder from exercising that portion of the warrants that would result in the holder and its affiliates owning, after exercise, a number of ordinary share in excess of the beneficial ownership limitation. Heights Capital Management, Inc., the authorized agent of CVI Investments, Inc. (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. The principal business address of CVI is c/o Heights Capital Management, Inc., 101 California Street, Suite 3250, San Francisco, California 94111.

(3) Consists of (i) 103,0457 ordinary shares held by Mr. Baharaff; (ii) 18 ordinary shares held by Mr. Baharaff’s spouse; (iii) options to purchase 5,471 ordinary shares that are currently exercisable within 60 days of March 25, 2026 and (iv) 24,167 RSUs that will vest within 60 days of March 25, 2026.

(4) Consists of (i) 11,313 ordinary shares held by Mr. Nir; (ii) 277 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of March 25, 2026; and (iv) 2,917 RSUs that will vest within 60 days of March 25, 2026.

(5) Consists of (i) 11,083 ordinary shares held by Dr. Sidransky; (ii) 277 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of March 25, 2026; and (iii) 2,917 RSUs that will vest within 60 days of March 25, 2026.

(6) Consists of 14,342 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of March 25, 2026.

(7) Consists of (i) 22,115 ordinary shares held by Mr. Stenzler; (ii) 777 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of March 25, 2026; and (iii) 5,833 RSUs that will vest within 60 days of March 25, 2026.

(8) Consists of (i) 22,115 ordinary shares held by Mr. Nehemya; (ii) 666 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of March 25, 2026; and (iii) 5,833 RSUs that will vest within 60 days of March 25, 2026.

(9) Consists of (i) 11,042 ordinary shares held by Mr. Poshinski; (ii) 277 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of March 25, 2026; and (iii) 2,917 RSUs that will vest within 60 days of March 25, 2026.

(10) Consists of (i) 22,083 ordinary shares held by Mr. Cohen; (ii) 222 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of March 25, 2026; and (iii) 5,833 RSUs that will vest within 60 days of March 25, 2026.

(11) Consists of 1,000 ordinary shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of March 25, 2026.

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

Significant Changes in the Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this annual report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

To our knowledge, as of March 25, 2026, we had 8 holders of record of our ordinary shares with a U.S. address, including Cede & Co., the nominee of The Depository Trust Company. This holder held in the aggregate 6,589,198 ordinary shares, or 99.99% of our outstanding ordinary shares as of March 25, 2026. The number of record holders in the United States is not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

2013 Incentive Share Option Plan

We maintain one equity-based incentive plan, our 2013 Plan. As of March 25, 2026, the latest practicable date for inclusion in this annual report, a total of 1,000,000 shares were reserved for issuance under our 2013 Plan, of which (1) options to purchase 45,605 ordinary were issued and outstanding thereunder (i.e., were granted but not canceled, expired or exercised); (2) RSUs to purchase 432,430 ordinary shares were issued and outstanding; (3) options to purchase 7,390 ordinary shares were exercised and 192,509 ordinary shares were issued upon vesting of RSUs; and (4) 332,406 shares remain unallocated for future equity awards pursuant to our 2013 Plan.

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

Certain Information Concerning Equity Awards to Office Holders

The following tables set forth information, as of March 25, 2026 concerning all outstanding equity awards to Office Holders as of such date.

Options

Name of Office Holder	Date of grant	Exercise price per share ($)*	Shares subject to the option	Shares vested and unexercised	Shares unvested	Schedule date of expiration
Allen Baharaff	December 30, 2013	NIS 1.80	1,399	1,399	-	Dec-12-2028
	December 30, 2013	NIS 1.80	466	466	-	Dec-12-2028
	July 10, 2018	$2,080.8	1,222	1,222	-	Jul-10-2028
	December 17, 2019	$921.6	1,222	1,222	-	Dec-17-2029
	November 10, 2020	$599.4	1,222	1,222	-	Nov-17-2030

Shmuel Nir	July 10, 2018	$2,080.8	166	166	-	Jul-10-2028
	July 15, 2021	$558	111	111	-	Jul-10-2031

Amir Poshinski	August 13, 2020	$858.6	166	166	-	August 13, 2030
	July 15, 2021	$558	111	111	-	Jul-10-2031

David Sidransky	July 10, 2018	$2,080.8	166	166	-	Jul-10-2028
	July 15, 2021	$558	111	111	-	Jul-10-2031

Dr. Liat Hayardeny	January 31, 2017	$68.4	222	222	-	Jan-31-2027
	July 10, 2018	$68.4	222	222	-	Jul-10-2028
	December 17, 2019	$68.4	222	222	-	Dec-17-2029
	November 10, 2020	$68.4	222	222	-	Nov-10-2030

Yohai Stenzler	November 7, 2017	$68.4	111	111	-	Nov-07-2020
	July 10, 2018	$68.4	222	222	-	Jul-10-2028
	December 17, 2019	$68.4	222	222	-	Dec-17-2029
	November 10, 2020	$68.4	222	222	-	Nov-10-2030
		68.4			-
Guy Nehemya	July 10, 2018	$68.4	222	222	-	Jul-10-2028
	December 17, 2019	$68.4	222	222	-	Dec-17-2029
	November 10, 2020	$68.4	222	222	-	Nov-10-2030

Carol L. Brosgart	April 25, 2017	$876.6	111	111	-	Apr-25-2027
	July 10, 2018	$2,080.8	166	166	-	Jul-10-2028
	July 15, 2021	$558	111	111	-	Jul-10-2031
	August 7, 2023	$12.6	6,250	5,208	1,042	Augt-7-2033
	November 12, 2024	$2.88	17,500	5,833	11,667	Nov-12-2034
	October 29, 2025	$1.41	12,500	-	12,500	Oct-29-2034

Doron Cohen	February 23, 2022	$68.4	222	152	70	Feb-23-2032

(*) All exercise prices are in USD unless otherwise specified.

RSUs

		Shares
Name of Office		subject to	Shares	Shares
Holder	Date of grant	the RSUs	vested	unvested

Allen Baharaff	Aug-7-2023	53,333	17,778	35,555
	Nov-12-2024	145,000	48,334	96,666
	Oct-29-2025	100,000	-	100,000

Shmuel Nir	Feb-04-2016	41	41	-
	Aug-7-2023	6,250	2,083	4,167
	Nov-12-2024	17,500	5,834	11,666
	Oct-29-2025	12,500	-	12,500

David Sidransky	Feb-04-2016	41	41	-
	Aug-7-2023	6,250	2,083	4,167
	Nov-12-2024	17,500	5,834	11,666
	Oct-29-2025	12,500	-	12,500

Amir Poshinski	Aug-7-2023	6,250	2,083	4,167
	Nov-12-2024	17,500	5,834	11,666
	Oct-29-2025	12,500	-	12,500

Yohai Stenzler	Jan-03-2016	32	32	-
	Aug-7-2023	12,500	4,167	8,333
	Nov-12-2024	35,000	11,667	23,333
	Aug-26-2025	25,000	-	25,000

Guy Nehemya	Jan-03-2016	32	32	-
	Aug-7-2023	12,500	4,167	8,333
	Nov-12-2024	35,000	11,667	23,333
	Aug-26-2025	25,000	-	25,000

Doron Cohen	Aug-7-2023	12,500	4,167	8,333
	Nov-12-2024	35,000	11,667	23,333
	Aug-26-2025	25,000	-	25,000

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

There was no erroneously awarded compensation that was required to be recovered pursuant to the Galmed Pharmaceuticals Ltd. Executive Officer Clawback Policy during the fiscal year ended December 31, 2025.

ITEM 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5% or more of the Company’s ordinary shares outstanding as of March 25, 2026, the latest practicable date for inclusion in this annual report. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions.

The following is a summary description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party and which were in effect since January 1, 2025.

Financing Agreement with GRD

We have provided financing to GRD from time to time, pursuant to which the Company and GRD have executed several capital notes for an aggregate outstanding principal amount of approximately $165.0 million. The par value of such notes is in NIS, and they bear no interest nor repayment date; provided, however, that no repayment shall be made before the fifth anniversary from the issuance date of each note.

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

OnKai

In May 2023, we entered into the OnKai Agreement for a $1.5 million equity investment in OnKai, a US-based technology company developing an AI-based platform to advance healthcare for underserved populations across the United States by facilitating alignment between healthcare stakeholders. The signing of the definitive agreement followed an announcement that we made in January 2023 that we had entered into a non-binding termsheet for an equity investment in OnKai. The OnKai Agreement provided that we will invest $1.5 million in exchange for series seed preferred shares of OnKai (which is in addition to a $1.5 million investment that was made by us in OnKai through a SAFE and which converted at a 15% discount into series seed preferred shares upon consummation of the Investment Round). Our investment in OnKai was part of an approximately $6 million Investment Round with other investors that was led by us of which SAFE notes of approximately $3.8 million were converted into preferred shares. On June 19, 2023, the Investment Round closed. Following the Investment Round, we hold approximately 23.9% of the outstanding share capital of OnKai on an as-converted and fully basis and our Chief Executive Officer and director, Allen Baharaff was appointed as a board member of OnKai. In 2024, we assigned our investment in Onkai to one our wholly-owned subsidiaries in Israel, Galtopa Therapeutics Ltd. In connection with the OnKai Agreement, our wholly-owned subsidiary, GRD entered into the OnKai Services Agreement with OnKai. The OnKai Services Agreement provides that GRD shall on a non-exclusive basis (i) provide support services to OnKai relating to finance, business development, strategic planning, execution and others; and (ii) lend its experience to OnKai in building a strategy and for the development of treatments for the underserved and that OnKai shall on a non-exclusive basis (i) take part in plan preparation to serve GDR’s vision of developing drugs for the underserved population and (ii) when relevant, design a process on the clinical trial dashboard that could potentially serve GDR’s future trial. On October 15, 2024, we entered into a bridge loan agreement with OnKai pursuant to which we made a loan in an aggregate amount of $250,000 to OnKai payable by January 1, 2028. The loan bears interest at an annual rate of 15%. In addition, in connection with the OnKai Services Agreement, we paid OnKai $150,000 for OnKai to assist the Company in (i) identifying and preparing eligible sites for the Company’s future clinical trials and (ii) preparing and submitting applications for clinical and research grants in respect of such future clinical trials, including preparing reimbursement strategies. In the event that we are awarded a clinical or research grant, OnKai agreed to repay us the $150,000 that we initially paid to OnKai. In September 2025, our Chief Executive Officer and director, Allen Baharaff resigned from the OnKai board. On December 29, 2025, OnKai filed a certificate of dissolution with the Secretary of State of the State of Delaware for winding up its affairs and dissolving as an entity. As of December 31, 2025, we determined that our investment and related balances in OnKai, including a long-term loan, were not recoverable and recorded a full write-off of such amounts, resulting in an aggregate loss of approximately $2.5 million.

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

General Corporate Tax Structure in Israel

Israeli resident companies (as defined below), such as the Company, are generally subject to corporate tax at the rate of 23% on their taxable income, as of January 1, 2018 (23% in 2025). However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Technology Enterprise, as discussed below, may be considerably less.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $62.7 million), and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

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

Moreover, capital gains derived by an individual shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at their marginal rates applicable to business income (up to 47% in 2025, excluding Excess Tax as detailed below).

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 721,560 for 2025), which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gains.

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

Certain distributions treated as dividends that are received by an individual U.S. Holder from a “qualified foreign corporation” may be classified as “qualified dividend income,” ~~—~~  which is generally taxed at the lower applicable long term capital gains rates provided certain holding period and other requirements are satisfied. A non-U.S. corporation (other than a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. We will not be a qualified foreign corporation if we are a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. As discussed below under “Passive Foreign Investment Company,” we believe that we were a PFIC for our 2025 taxable year and expect to be a PFIC for the 2026 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in 2026 or for any other taxable year. Our ordinary shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market, as we intend our ordinary shares will be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on our income, assets, and activities for such year. Based upon our review of our financial data, we believe that we were a PFIC for our 2025 taxable year and expect to be a PFIC for the 2026 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2026 taxable year until after the close of the year, and there can be no assurance that we will not be classified as a PFIC in any future year.

Default PFIC Rules. If we are a PFIC for any tax year in which a U.S. Holder holds our ordinary shares, a U.S. Holder who does not make a timely “qualified electing fund” election, or “QEF election” or a mark-to-market election (as described below), referred to in this summary as a “Non-Electing U.S. Holder,” will be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Holder on the ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Holder in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of such ordinary shares. Under these rules:

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

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally is required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until such forms are properly filed.

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

As a “foreign private issuer,” we are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act with respect to their purchases and sales of ordinary shares. Furthermore, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Additionally, as a “foreign private issuer,” we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections to which you are entitled as an investor.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the Euro and NIS mainly against the U.S. dollar because a large portion of our expenses are denominated in Euros and NIS. Our Euro expenses consist principally of payments made to sub-contractors and consultants for pre-clinical studies, clinical trials and other research and development activities. Our NIS expenses consist principally of payments made to employees, subcontractors and consultants for pre-clinical studies, clinical trials, professional services, other research and development activities and general and administrative activities. We anticipate that a large portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. Approximately 40% of our expected expenses are denominated in NIS. Changes of 5% and 10% in the U.S. dollar to NIS exchange rate will increase/decrease our operation expenses by 2% and 4%, respectively. Approximately 10% of our expected expenses are denominated in Euros. Changes of 5% and 10% in the U.S. dollar to Euro exchange rate, will increase/decrease our operation expenses by 0.5% and 1.0%, respectively. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. We currently do not hedge interest rate exposure. Because of the short-term maturities of our cash equivalents and investment securities, we do not believe that an increase in market rates would have any significant impact on the realized value of our investment securities. If a 10% change in interest rates were to have occurred on December 31, 2025, this change would not have had a material effect on the fair value of our investment portfolio as of that date.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2025, our internal control over financial reporting was effective.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services.

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, served as our independent public accountants for the fiscal years ended December 31, 2025 and 2024, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2025 and 2024.

	2025	2024
	(US$ in thousands)	(US$ in thousands)
Audit Fees (1)	185	170
Tax and incentives Fees (2)	-	8
Total	185	178

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements, including consents and comfort letters for registration statement filings.

(2)	Tax fees consist of services related to obtaining a tax rulings.

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

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Galmed Pharmaceuticals Ltd. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Marketable Debt Securities Classified as Available-for-Sale– Refer to Note 3 to the consolidated financial statements

Critical Audit Matter Description

The Company invests its excess cash primarily in available-for-sale marketable debt securities. Investments in marketable debt securities classified as available-for-sale are reported at fair value in the financial statements. The investments totaled approximately $7 million on December 31, 2025.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s investments in marketable debt securities classified as available-for-sale included the following, among others:

●	We assessed the accuracy and completeness of the quantities of marketable debt securities held by the Company as of December 31, 2025 by comparing the Company’s investment report to the custodians’ balance confirmations.

●	We obtained independent estimates of the fair value of the investments in marketable debt securities classified as available-for-sale held by the Company as of December 31, 2025 and compared our estimates to the Company’s estimates.

●	We agreed the recorded values of investments in marketable debt securities classified as available-for-sale to the fair values indicated in the custodians’ balance confirmations.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 31, 2026

We have served as the Company’s auditor since 2013.

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets

U.S. Dollars in thousands, except share data and per share data

		As of December 31,
	Note	2025	2024
Assets
Current assets
Cash and cash equivalents		$3,985	$4,652
Restricted cash		124	121
Short-term deposits		7,146	3,496
Marketable debt securities	3	7,025	7,183
Other receivables	4	347	672
Total current assets		18,627	16,124

Investment in associate at fair value	5	-	2,119
Loan to associate	5	-	257
Total non-current assets		-	2,376

Total assets		$18,627	$18,500

Liabilities and stockholders’ equity

Current liabilities
Trade payables		$2,003	$1,308
Other payables	6	842	865
Total current liabilities		2,845	2,173

Commitments and contingencies liabilities	8

Stockholders’ equity
Ordinary shares, par value NIS 1.80 per share; Authorized 900,000,000 shares; Issued and outstanding: 6,581,390 and 1,664,884 shares as of December 31, 2025 and December 31, 2024, respectively	9	3,408	742
Additional paid-in capital		223,455	216,470
Accumulated other comprehensive loss		(303)	(416)
Accumulated deficit		(210,778)	(200,469)
Total stockholders’ equity		15,782	16,327

Total liabilities and stockholders’ equity		$18,627	$18,500

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Operations

U.S. Dollars in thousands, except share data and per share data

		Year ended December 31,
		2025	2024	2023
Research and development expenses	10	4,874	2,979	3,569
General and administrative expenses	11	3,636	3,299	3,923
Total operating loss		8,510	6,278	7,492
Financial income, net	12	(741)	(516)	(580)
Financial expenses related to SEPA	9	79	610	-
Impairment on associate and associated loan	5	2,461	1,145	-
Net loss		$10,309	$7,517	$6,912

Basic and diluted net loss per share		$2.39	$8.08	$30.00(	*)
Weighted-average number of shares outstanding used in computing basic and diluted net loss per share		4,311,323	930,822	230,795(	*)

(*)	Retroactively adjusted to reflect the 12-1 reverse split that was affected in August 2024 (see Note9A(2))

Accompanying notes are an integral part of the consolidated financial statements.

F-3

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Comprehensive Loss

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2025	2024	2023
Net loss	$10,309	$7,517	$6,912
Other comprehensive loss:
Net unrealized gain on available for sale securities	(113)	(38)	(291)
Comprehensive loss	$10,196	$7,479	$6,621

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Statements of Changes in Stockholders’ Equity

U.S. Dollars in thousands, except share data and per share data

				Accumulated
			Additional	other
	Ordinary shares (*)		paid-in	comprehensive	Accumulated
	Shares	Amount	capital	income (loss)	deficit	Total

Balance - December 31, 2022	294,325	$70	$200,138	$(745)	$(186,040)	$13,423

Issuance of ordinary shares, pre-funded warrants, and warrants net of issuance costs of $756 (**)	31,667	16	6,169	-	-	6,185

Exercise of Pre-funded warrants (**)	247,749	123	(123)	-	-	-

Stock-based compensation	-	-	892	-	-	892

Unrealized gain on marketable debt securities	-	-	-	291	-	291

Net loss	-	-	-	-	(6,912)	(6,912)

Balance - December 31, 2023	573,741	209	207,076	(454)	(192,952)	13,879

Issuance of ordinary shares in relation to SEPA (***)	558,775	272	4,654	-	-	4,926

Issuance of SEPA Commitment Shares (***)	15,784	8	62			70

Exercise of Pre-funded warrants (**)	186,723	92	(92)			-

Exercise of RSUs	36,528	18	(18)			-

Exercise of Warrants (**)	293,333	143	4,257			4,400

Stock-based compensation	-	-	531	-	-	531

Unrealized gain from marketable debt securities	-	-	-	38	-	38

Net loss	-	-	-	-	(7,517)	(7,517)

Balance - December 31, 2024	1,664,884	742	216,470	(416)	(200,469)	16,327

Issuance of ordinary shares in relation to SEPA (***)	1,076,326	604	803	-	-	1,407

Issuance of SEPA Commitment Shares (***)	15,782	8	20	-	-	28

Exercise of RSUs	137,360	76	(76)	-	-	-

Share issuance (ATM) (****)	3,687,038	1,978	5,692	-	-	7,670

Stock-based compensation	-	-	546	-	-	546

Unrealized gain from marketable debt securities	-	-	-	113	-	113

Net loss	-	-	-	-	(10,309)	(10,309)

Balance - December 31, 2025	6,581,390	3,408	223,455	(303)	(210,778)	15,782

(*)	Retroactively adjusted to reflect the 12-1 reverse split that was effected in August 2024 (see Note 9A(2))
(**)	See also Note 9A(3)
(***)	See also Note 9A(4)
(****)	See also Note 9A(5)

Accompanying notes are an integral part of the consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Cash Flows

U.S. Dollars in thousands, except share data and per share data

	Year ended December 31,
	2025	2024	2023
Cash flow from operating activities

Net loss	(10,309)	$(7,517)	$(6,912)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	-	83	31
Amortization of discount (premium) on marketable debt securities	15	(17)	19
Loss on sale of marketable debt securities	81	12	13
Interest income and translation differences from short-term deposits	(100)	7	(53)
Financial expenses related to SEPA (**)	79	610	-
Finance expenses	-	1	6
Interest income from loan to associate (*)	-	(7)	-
Stock-based compensation expense	546	531	892
Impairment of Associate and associated loan (*)	2,461	1,145	-
Change in fair value convertible note	-	-	(265)
Changes in operating assets and liabilities:

Decrease (increase) in other receivables	240	(192)	345
Increase (decrease) in trade payables	695	(571)	(681)

Increase (decrease) in other payables	(23)	35	468
Net cash used in operating activities	(6,315)	(5,880)	(6,137)

Cash flow from investing activities
Investment in marketable debt securities,	(1,436)	(5,115)	(4,133)
Loan to associate (*)	-	(250)	-
Investment in Associate (*)	-	-	(1,500)
Proceeds from sale of marketable debt securities	1,611	5,504	8,633
Investment in short-term deposits, net	(3,550)	(1,250)	(2,200)
Net cash provided by (used in) investing activities	(3,375)	(1,111)	800

Cash flow from financing activities
Proceeds from issuance of ordinary shares in relation to SEPA (**)	1,356	4,386	-
Proceeds from issuance of ordinary shares in relation to ATM (***)	7,670	-	-
Proceeds from issuance of ordinary shares, pre-funded warrants, and warrants net of issuance costs (****)	-	4,400	6,185
Net cash provided by financing activities	9,026	8,786	6,185
Increase (decrease) in cash, cash equivalents and restricted cash	(664)	1,795	848
Cash and cash equivalents and restricted cash at the beginning of
the year	4,773	2,978	2,130
Cash, cash equivalents and restricted cash at the end of the year	4,109	$4,773	$2,978

Supplemental disclosure of cash flow information:
Cash received from interest	914	$503	$376

Non-cash investing and financing activities:
Conversion of convertible note into investment in associate	-	-	1,765

(*)	See also Note 5
(**)	See also Note 9A(4)
(***)	See also Note 9A(5)
(****)	See also Note 9A(3)

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

The Company is a biopharmaceutical company focused on the development of Aramchol. The Company has focused almost exclusively on developing Aramchol for the treatment of liver disease and previously was developing Aramchol for Primary Sclerosing Cholangitis, or PSC. The Company is currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of the Company’s growth strategy, the Company is actively pursuing opportunities to expand and diversify its product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with the Company’s core expertise in drug development. The Company has an operating history limited to pre-clinical and clinical drug development.

The Company funded its research and development programs and operations to date primarily through proceeds from private placements and public offerings. The Company currently has no products approved for marketing and has not generated any revenue from product sales to date. As of December 31, 2025, the Company had cash and cash equivalents of $4.0 million, restricted cash of $0.1 million, short-term deposits of $7.1 million and marketable debt securities of $7 million.

The Company has incurred operating losses in each year since inception. The Company’s loss attributable to holders of its ordinary shares for the years ended December 31, 2023, 2024, and 2025 was approximately $6.9 million, $7.5 million, and $10.3 million, respectively. As of December 31, 2025, the Company had an accumulated deficit of $210.8 million. Substantially all of its operating losses resulted from costs incurred in connection with the Company’s development program and from general and administrative costs associated with its operations.

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

G. Short-term deposits

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term deposits are stated at cost which approximates their fair market value. Interest rates on the Company’s short-term deposits were between 4.44%-5.01% during the year ended December 31, 2025.

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

If the Company intends to sell the debt security (that is, it has decided to sell the security), or more likely than not will be required to sell the security before recovery of its amortized cost basis, any allowance for current expected credit losses is written off and the amortized cost basis shall be written down to the debt security’s fair value at the reporting date with any incremental impairment reported in earnings. Based on management’s assessment, the Company does not intend to sell its securities for less than amortized cost; therefore, an allowance for current expected credit losses has not been recorded as of December 31, 2025 and 2024.

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

The fair value of the Company’s assets measured at fair value on a recurring basis by level within the fair value hierarchy are as follows (in thousands):

		December 31, 2025
	Level 1	Level 2	Level 3	Fair Value

Corporate bonds	$-	$2,655	$-	$2,655
Mutual funds	4,370	-	-	4,370
Total	4,370	2,655	-	7,025

		December 31, 2024
	Level 1	Level 2	Level 3	Fair Value

Corporate bonds	$-	$2,367	$-	$2,367
Treasury bills	-	533	-	533
Mutual funds	4,283	-	-	4,283
Investment in associate			2,119	2,119
Total	4,283	2,900	2,119	9,302

Derivative instrument

Under ASC 815-40, contracts that are not indexed to the Company’s own equity are classified as liabilities recorded at fair value, as such, the Company classifies the SEPA Agreement entered into (see Note 9A(4)) as a derivative instrument measured at fair value at each reporting period, as settlement provisions under this agreement are not indexed to the Company’s own equity.

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

N. Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized. As of December 31, 2025 and 2024, the Company recorded a full valuation allowance against its deferred tax assets.

The Company applies a more-likely-than-not recognition threshold to uncertain tax positions based on the technical merits of the income tax positions taken. The Company does not recognize a tax benefit unless it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit that is recorded for these positions is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of December 31, 2025 and 2024, no liability for unrecognized tax benefits was recorded due to immateriality.

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

All outstanding stock options, RSUs, prefunded-warrants and warrants were excluded from the calculation of the diluted loss per share for the years ended December 31, 2025, 2024 and 2023, because all such securities have an anti-dilutive effect.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies (Cont.)

P. Investment in Associate at Fair Value

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

On December 29, 2025, OnKai filed a certificate of dissolution with the Secretary of State of the State of Delaware for winding up its affairs and dissolving as an entity. As of December 31, 2025, we determined that our investment and related balances in OnKai, including a long-term loan, were not recoverable and recorded a full write-off of such amounts, resulting in an aggregate impairment loss of approximately $2.5 million.

Q. Recently adopted accounting pronouncements

From time to time, new accounting pronouncements are issued by FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

The FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), to require disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information on income taxes paid. The new requirements should be applied on a prospective basis, with an option to apply them retrospectively. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company has adopted ASU 2023-09 for the year ended December 31, 2025 using the prospective method.

R. Accounting pronouncements not yet effective

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

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 3 – Marketable debt securities

The following table summarizes the Company’s marketable debt securities as of December 31, 2025 and 2024:

	As of December 31, 2025
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
	(in thousands)
Corporate bonds	$2,790	15	(149)	2,655
Mutual funds	4,539	61	(230)	4,370

Total short-term investments	$7,328	76	(379)	7,025

	As of December 31, 2024
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
	(in thousands)
Corporate bonds	$2,529	$9	$(171)	$2,367
Treasury bills	530	3	-	533
Mutual funds	4,540	23	(280)	4,283
Total short-term investments	$7,599	$35	$(451)	$7,183

The contractual maturities of the aforementioned corporate bonds and treasury bills are less than one year for the year ended December 31, 2025 and one year and a half of the aforementioned corporate bonds for the year ended December 31, 2024.

Note 4– Other Receivables

	As of December 31,
	2025	2024
	(in thousands)
Prepaid expenses	$267	$463
Government institutions	70	76
Other receivables	10	133
	$347	$672

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 5 – Investment in an Associate

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

The Company’s investment in OnKai was part of an approximately $6.0 million investment round (the “Investment Round”) with other investors that was led by the Company of which SAFEs of approximately $3.8 were converted into preferred shares of Onkai upon the consummation of the Investment Round. On June 19, 2023, the Investment Round closed. Following the closing of the Investment Round, the Company holds 1,223,535 preferred shares which comprised approximately 24% of the outstanding share capital of OnKai on an as-converted basis as of December 31, 2023 and December 31, 2024. In connection with the closing of the Investment Round, the Company’s Chief Executive Officer and director, Allen Baharaff, was appointed as one of three board members of OnKai.

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

In September 2025, the Company’s Chief Executive Officer and director, Allen Baharaff, resigned from the OnKai board. On December 29, 2025, OnKai filed a certificate of dissolution with the Secretary of State of the State of Delaware for winding up its affairs and dissolving as an entity. As of December 31, 2025, we determined that our investment and related balances in OnKai, including a long-term loan, were not recoverable and recorded a full write-off of such amounts, resulting in an aggregate loss of approximately $2.5 million.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 6 – Other Payables

	As of December 31,
	2025	2024
	(in thousands)
Employees and related	$557	$603
Accrued Vacation	283	256
Other	2	6
	$842	865

Note 7 – Related Parties

1.	As of December 31, 2025, and 2024, the Company had an accrual in the amount of approximately $0.5 million and $0.5 million, respectively, pursuant to an employment agreements with its officers and directors’ fee.

2.	During 2025, 2024 and 2023, the Company recorded salary expenses, stock-based compensation expenses and directors’ fees to its related parties in the amount of $3.4 million, $3.1 million and $2.8 million respectively.

Note 8 – Commitments and Contingencies

1.	As of December 31, 2025, the Company recorded a pledge on its short-term deposit in favor of its bank in the amount of approximately $124 thousand to secure the Company’s commitments to the bank.

2.	The Company enters into contracts in the ordinary course of business with contract research organizations for clinical trials and clinical supply manufacturing and with vendors for non-clinical research studies and other services and products for operating purposes, which generally provide for termination upon 30 to 90 days’ notice or less, and therefore are cancelable contracts and not considered as commitment or purchase obligations.

3.	On June 28, 2021, the Company entered into a license agreement with Yissum Research Development Company of the Hebrew University of Jerusalem (“Yissum”) pursuant to which Yissum granted to the Company a worldwide, exclusive and irrevocable license to develop and commercialize Amilo-5Mer. Under the license agreement, the Company is responsible for carrying out the development and commercialization of Amilo-5Mer and the prosecution and maintenance of the licensed patents under the license agreement. In consideration for the grant of the license, the Company paid Yissum an upfront license fee of $100 thousand which was included in research and development expenses for the period ended December 31, 2021. In addition, the Company may be required to make payments of up to $950 thousand upon meeting certain regulatory milestones and may be entitled to pay single digit royalties on any future net sales and a share of any sublicense fees. The Company is not currently pursuing the development of Amilo-5MER.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 9 – Stockholders’ equity

A. Ordinary shares

1.	Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

2.	On August 29, 2024, the Company effected an additional reverse share split of the Company’s ordinary shares at the ratio of 1-for-12, such that each twelve (12) ordinary shares, par value NIS 0.15 per share, were consolidated into one (1) ordinary share, par value NIS 1.80 per share. As a result, all share and per share amounts prior to the reverse share split were adjusted retroactively for all periods presented in these consolidated financial statements.

3.

On July 14, 2023, the Company sold to investors in a public offering (i) 31,667 ordinary shares, (ii) 435,000 pre-funded warrants to purchase 435,000 ordinary shares (the “Pre-Funded Warrants”), and (iii) 466,666 warrants to purchase 466,666 ordinary shares (the “Investor Warrants”), at a purchase price of $15.0 per share and accompanying Investor Warrant and $14.99 per Pre-Funded Warrant and accompanying Investor Warrant. The aggregate gross proceeds were $7.0 million ($6.2 million net of issuance costs). The Pre-Funded Warrants were immediately exercisable at an exercise price of $0.001 per ordinary share. As of December 31, 2024, all of the Pre-Funded Warrants have been exercised.

The Investor Warrants have an exercise price of $15 per ordinary share, are immediately exercisable, and may be exercised until July 18, 2028. During September 2024, a total of 293,333 Investor Warrants have been exercised into 293,333 ordinary shares for a total net proceeds of $4.4 million. As of December 31, 2025 a total of 173,333 warrants are outstanding.

4.	On August 30, 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“YA”). Pursuant to the SEPA, the Company have the right, but not the obligation, to sell to YA from time to time, each such occurrence, an Advance, up to $10.0 million (the “Commitment Amount”), of the Company ordinary shares, during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. On October 21, 2024, the Company and YA entered into an amendment to the SEPA to increase the Amount of the commitment to $20.0 million of the Company’s ordinary shares.

As consideration for YA’s irrevocable commitment to purchase the Company’s ordinary shares up to the Commitment Amount, the Company agreed to issue 31,566 ordinary shares (the “Commitment Shares”) to YA and also paid a $15,000 structuring fee to an affiliate of YA. The Commitment Shares shall be issued in four equal installments every 90 calendar days. As of December 31, 2025, the Company issued all 31,566 Commitment Share. During the years ended December 31, 2025 and 2024, the Company recorded $35 thousand and $0.6 million, respectively, in “financial expenses related to SEPA” (including the commitment shares and structuring fee, as detailed above).

The Company evaluated the contract that includes the right to require YA to purchase shares of common stock in the future (“put right”) considering the guidance in ASC 815-40, “Derivatives and Hedging — Contracts on an Entity’s Own Equity” and concluded that it is an equity-linked contract that does not qualify for equity classification, and therefore requires fair value accounting and thus meet the definition of a derivative liability. Accordingly, the put right will be measured at fair value at each reporting period, and changes in its fair value will be recognized in the consolidated statement of operations. The Put right is measured under level 2 of the Fair Value hierarchy. The Company analyzed the terms of the freestanding put right and concluded that it has an immaterial value as of December 31, 2025 and December 31, 2024.

During the year ended December 31, 2025, the Company issued an aggregate of 1,076,326 ordinary shares to YA as Advance Shares for aggregate gross proceeds of approximately $1.4 million.

As of December 31, 2025, the Company has issued an aggregate of 1,635,101 ordinary shares to YA for aggregate gross proceeds of approximately $6.5 million (5.8 million net of issuance costs).

5.	On November 14, 2024, the Company entered into a Capital on Demand Sales Agreement (the “2024 Sales Agreement”) with JonesTrading Institutional Serviecs LLC, (“JonesTrading). Pursuant to the 2024 Sales Agreement, the Company may offer and sell ordinary shares having an aggregate offering price of up to $8.1 million, from time to time through JonesTrading. During the year ended December 31, 2025, the Company sold 3,687,038 of its ordinary shares for aggregate gross proceeds of approximately $8.1 million ($7.7 million net) pursuant to the 2024 Sales Agreement.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 9 – Stockholders’ equity (Cont.)

B. Stock-based compensation

1.	The Company has an equity-based incentive plan, the 2013 Incentive Share Option Plan (the “2013 Plan”). As of December 31, 2025, based on the latest amendment to the plan from August 26, 2025, a total of 1,000,000 ordinary shares were reserved for issuance under the 2013 Plan, of which a total of 332,461 ordinary shares remain reserved, but unallocated for future equity awards. The 2013 Plan, which was adopted by the Board on September 2, 2013, and approved by the Company’s shareholders on December 30, 2013 (as was amended by the Board and the Company’s shareholders on March 30, 2015, May 11, 2015, August 30, 2018, August 7, 2023, November 12, 2024 and August 26, 2025 respectively), provides for the grant of options to purchase the ordinary shares and the issuance of RSUs to the Company’s officers, directors, employees, service providers and consultants. The 2013 Plan provides for such equity-based compensation under various and different tax regimes.

2.	On March 23, 2023, the Company received a ruling from the Israel Tax Authority (“ITA”) confirming the repricing of certain stock options. This repricing was accounted for as a modification of a share-based payment award. The incremental compensation expense recognized as a result of the modification during the year ended December 31, 2023 was approximately $0.1 million.

3.	In August 2023, the Company granted 109,583 RSUs and 6,250 options to purchase 6,250 ordinary shares of the Company to its officers and directors. The options are exercisable at $1.05 per share and have a 10-year term. The options and RSUs vest over a period of three years. The aggregate grant date fair value of such RSUs and options was approximately $0.9 million.

4.	In September 2023, the Company extended the exercise period of 1,805 options with an exercise price of 0.15 NIS previously granted to the Company’s Chief Executive Officer (and director), by approximately five years to December 31, 2028. The exercise period represented a modification in accordance with ASC 718. The Incremental compensation expense on the modification date was less than $1 thousand.

5.	On November 12, 2024, the Company’s board of directors approved the grant of 302,500 RSUs and 17,500 options to purchase 17,500 ordinary shares of the Company to its officers and directors. On October 29, 2025, the Company’s shareholders approved such grants at the Company’s annual general meeting of shareholders. The grants were made pursuant to the Plan. The options are exercisable at $2.28 per share and have a 10-year term. The options and RSUs vest over a period of three years. The aggregate grant date fair value of such RSUs and options was approximately $0.4 million.

6.	On August 26, 2025, the Company’s board of directors approved the grant of an aggregate of 212,500 RSUs and 12,500 options to purchase 12,500 ordinary shares to the Company’s executive officers and members of the board of directors. On October 29, 2025, the Company’s shareholders approved such grants at the Company’s annual general meeting of shareholders. The options have an exercise price of $1.41 per ordinary share. The 12,500 options and 37,500 RSUs granted to non-management directors will vest over one year from the date of the shareholders’ approval, while the grants of 175,000 RSUs granted to the Company’s executive officers will vest over three years from the date of the board of directors’ approval. The aggregate grant date fair value of such RSUs and options was approximately $0.3 million.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 9 – Stockholders’ equity (Cont.)

B. Stock-based compensation (Cont.)

7. A summary of the status of the Company’s outstanding options as of December 31, 2025 and 2024 and changes during the years then ended are presented below:

	2025		2024(*)
		Weighted		Weighted
	Number of	average	Number of	average
	share	exercise	share	exercise
	options	price	options	price
Options outstanding at beginning of year	19,236	$321	20,277	$460
Granted	30,000	$2.27	-	$-
Forfeited	(110)	(988.2)	(1,041)	$(94.6)
Outstanding at end of year	49,181	$129.29	19,236	321
Options exercisable at year end	$22,852	$396.1	14,966	413

No options were granted during the year ended December 31, 2024. The following assumptions were used for the years ended December 31, 2025 and 2023:

-	dividend yield of 0.00% for all periods.

-	risk-free interest rate of 3.79% for the fiscal year 2025 and 4.16% for the fiscal year 2023.

-	an expected life of 5 and 6 years for the fiscal year 2025 and 5.75 for the fiscal year 2023.

-	and a volatility rate of 139% for the fiscal year 2025 and 108% for the fiscal year 2023.

As of December 31, 2025, and 2024, the weighted-average remaining contractual term of the outstanding options, excluding the 270 options granted in 2002 that have no expiration date, is 7.37 and 3.82 years, respectively.

The weighted average grant date fair value of the options granted during the years ended December 31, 2025 and 2023 is $1.2, $0.63 respectively.

As of December 31, 2025, a total of 1,805 outstanding and exercisable options are “in the money” with aggregate intrinsic value of $1 thousand; while as of December 31, 2024 a total of 1,805 outstanding and exercisable options were “in the money” with aggregate intrinsic value of $5 thousand.

The unrecognized compensation expense calculated under the fair-value method for stock options expected to vest as of December 31, 2025, 2024 and 2023 is approximately $0.03 million, $0.03 million, and $0.3 million, respectively, and is expected to be recognized over a weighted-average period of 1.2 years, 0.7 years and 1.0 years, respectively.

For the years 2025, 2024 and 2023, the Company recorded a total of $0.05 million, $0.24 million, and $0.8 million of stock-based compensation expenses, in connection with the above-mentioned options.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 9 – Stockholders’ equity (Cont.)

B. Stock-based compensation (Cont.)

During the years 2023, 2024, 2025 the Company granted a total of 109,583 , 105,000 and 410,000 respectively RSUs. Upon vesting, each RSU will settle for the issuance of one ordinary share. The RSUs granted during the years 2023 and 2024 vest over period of three years while the RSU’s granted during the years 2025 vest over periods that varies between one and three years.

As of December 31, 2025, 2024 and 2023, a total of 173,889, 36,528 and nil of the RSUs were vested, respectively. With respect to the above-mentioned RSUs, the Company recorded stock-based compensation expenses in the amount of $0.5 million, $0.3 million and $0.1 million for the years ended December 31, 2025 ,2024, and 2023 respectively.

The weighted average grant date fair value of the RSUs granted during the year ended December 31, 2025, 2024 and 2023 was $1.36, $2.88 and $0.63, respectively

The unrecognized compensation expense calculated for RSUs expected to vest as of December 31, 2025 and 2024 is approximately $0.8 million and $0.7 million, respectively and is expected to be recognized over a weighted-average period of 1.8 years and 2.11 years, respectively.

Note 10 – Research and Development Expenses

	Year ended December 31,
	2025	2024	2023
	(in thousands)
Chemistry and formulation studies	$990	$696	$573
Salaries	840	982	676
Stock-based compensation	132	112	243
Research and preclinical studies	872	255	460
Clinical studies	1,385	291	616
Regulatory and other expenses	655	643	1,001
	$4,874	$2,979	$3,569

Note 11 – General and Administrative Expenses

	Year ended December 31,
	2025	2024	2023
	(in thousands)
Stock-based compensation	$413	$419	$649
Professional fees	899	896	908
Salaries and benefits	1,912	1,478	1,428
Rent and office-maintenance fees	34	117	261
Insurance and other expenses	378	389	677
	$3,636	$3,299	$3,923

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 12 – Financial income, net

	Year ended December 31,
	2025	2024	2023
	(in thousands)
Bank fees	$16	$15	$11
Interest income	(914)	(503)	(375)
Loss from sale of marketable debt securities	81	12	13
Change in fair value of convertible note	-	-	(265)
Foreign currency (gains) losses	76	(40)	36
	$(741)	$(516)	$(580)

Note 13 – Income Taxes

A. General

The Company is assessed for tax purposes on an unconsolidated basis. Each of the Company’s subsidiaries is subject to the tax rules prevailing in its country of incorporation.

B. Corporate Taxation

Israeli Companies:

The Israeli corporate income tax rate is 23% for the years 2023, 2024 and 2025.

On February 7, 2018, the Israeli Tax Authority issued a ruling granting the Company’s Israeli subsidiary, Galmed Research and Development Ltd, a “Preferred Technological Enterprise” status as defined under the Encouragement of Capital Investment Law -1959 (the “Approval”). The grant of the status means that the Company’s Israeli subsidiary will be subject to a reduced Israeli corporate tax rate that will range between 6%-12% on any future taxable “technological income” which includes sales, licenses and royalties from its IP protected products. The tax ruling applies for five years until the end of 2022 and may be extended for further periods subject to meeting certain requirements. As of December 31, 2025, the Company is yet to apply for an extension of the tax ruling.

Maltese subsidiary:

Taxable income of Maltese companies was subject to tax at the rate of 35% for the years 2023, 2024 and 2025.

No taxes were paid by the Company for the years 2023, 2024 and 2025.

C. Net Operating Loss Carry forward

As of December 31, 2025, the Company had approximately $205.9 million net-operating-loss carry forwards, consisting of approximately $11.7 million of Maltese net-operating-loss carry forwards and approximately $194.2 million Israeli net-operating-loss carry forward. Additionally, the Company had approximately $3.2 million of capital loss carry forward from the sale of marketable debt securities in Israel. The Maltese and the Israeli loss carry forwards have no expiration date.

GALMED PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

Note 13 – Income Taxes (Cont.)

D. Deferred income taxes

As of December 31, 2025, the significant components of the Company’s deferred tax assets are net operating loss carryforward in the amount of $205.9 million. The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2025. Management reevaluates the positive and negative evidence at each reporting period.

Significant components of the Company’s deferred tax assets are as follows

	As of December 31,
	2025	2024
	(in thousands)
Deferred tax assets
Israeli companies net-operating-loss carry forward	$43,042	$36,763
Maltese subsidiary net-operating-loss carry forward	4,102	4,095
Israeli subsidiary capital-loss carry forward	878	773
Research and Development expenses	743	759
Impairment of associate	829	263
Other reserves and allowances	71	61
Total deferred-tax assets	49,666	42,714
Valuation allowance	(49,666)	(42,714)
Net deferred-tax assets	$—	$—

E. Tax assessments

As of December 31, 2025, the Company and the Israeli Subsidiaries had a final tax assessments for tax years prior to and including the tax year ended December 31, 2019.

F. Effective tax expense

A reconciliation of the Company’s effective tax benefit to the Company’s theoretical statutory tax benefit is as follows:

	For the year ended
	December 31,
	2025
	Amount	Percentage
Israel tax benefit at statutory tax rate	$2,371	23.0%
Impairment of associate	(566)	(5.5)%
Stock-based compensation	125	(1.2)%
Change in valuation allowance	1,639	(15.9)%
Other	40	(0.4)%
Total	—	0%

	Year ended December 31,
	2024	2023
	(in thousands)
Loss before taxes on income, as reported in the consolidated statements of operations	$7,517	$6,912

Statutory tax rate	23%	23%

Theoretical tax benefit	1,729	1,590

Losses and other items for which a valuation allowance was provided or benefit from loss carry forwards	(1,729)	(1,590)

Actual tax expense	$—	$—

Note 14 – Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company manages its business on the basis of one reportable segment. The Company’s chief operating decision maker is the chief executive officer of the Company.

The CODM assesses the performance of the Company and decides how to allocate resources based on the operating loss available that is also reported within the Consolidated Statements of Operations. The measure of segment assets that is reviewed by the CODM is reported within the Balance Sheet as Total assets.

The significant expense categories regularly reviewed by the CODM for the years ended December 31, 2025, 2024 and 2023 are presented within the Note 10 and 11.

ITEM 19. Exhibits.

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of Galmed Pharmaceuticals Ltd. (19)

2.1	Description of Securities Registered under Section 12 of the Exchange Act (9)

4.1	Form of Indemnification Agreement (1)

4.2	Galmed Pharmaceuticals Ltd. 2013 Incentive Share Option Plan as amended on October 4, 2023 (4)

4.3	Registration and Information Rights Agreement, dated December 2013, by and among Galmed Pharmaceuticals Ltd., Shirat HaChaim Ltd., David & Debora Goldfarb, Medgal S.A. and G. Yarom Medical Research Ltd. (2)

4.4	Personal Employment Agreement, dated December 23, 2013, by and between Galmed Medical Research Ltd. and Allen Baharaff (2)

4.5	Amendment No. 1 to Employment Agreement by and between Galmed Research and Development Ltd. and Allen Baharaff (10)

4.6	Amendment No. 2 to Employment Agreement by and between Galmed Research and Development Ltd. and Allen Baharaff(12)

4.7	Amendment No. 3 to Employment Agreement by and between Galmed Research and Development Ltd. and Allen Baharaff(13)

4.8	Amendment No. 4 to Employment Agreement by and between Galmed Research and Development Ltd. And Allen Baharaff*

4.9	Compensation Policy of Galmed Pharmaceuticals Ltd.(5)

4.10	Lease, dated March 22, 2015, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(8)

4.11	Addendum to Lease, dated February 27, 2017, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd. (8)

4.12	Addendum to Lease, dated August 8, 2018, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(11)

4.13	Addendum to Lease, dated March 11, 2021, between Galmed Research and Development Ltd. and Mintz K. Construction Company Ltd.(12)

4.14	Form of Securities Purchase Agreement (14)

4.15	Form of Placement Agency Agreement (15)

4.16	Form of Pre-Funded Warrant (16)

4.17	Form of Warrant (17)

4.18	Form of Placement Agent Warrant (18)

141

4.19	Standby Equity Purchase Agreement dated August 30, 2024, by and between Galmed Pharmaceuticals Ltd. and YA II PN, LTD. (20)

4.20	Form of Amendment to Standby Equity Purchase Agreement dated October 21, 2024, by and between Galmed Pharmaceuticals Ltd. and YA II PN, LTD. (21)

4.21	Capital on Demand™ Sales Agreement, dated November 14, 2024, by and between Galmed Pharmaceuticals Ltd. and JonesTrading Institutional Services LLC. (22)

8.1	List of subsidiaries of Galmed Pharmaceuticals Ltd. (9)

11.1	Code of Business Conduct and Ethics of Galmed Pharmaceuticals Ltd.(7)

11.2	Insider Trading Policy (9)

12.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification of Chief Accounting Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification of Chief Executive Officer and Chief Accounting Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Brightman Almagor Zohar & Co.*

97.1	Executive Officer Clawback Policy (23)

101.INS	Inline XBRL Instance Document*

101.SCH	Inline XBRL Taxonomy Extension Schema Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)	Incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-1, filed with the SEC on February 28, 2014.

(2)	Incorporated herein by reference to the Registration Statement on Form F-1, filed with the SEC on February 6, 2014.

(3)	Incorporated herein by reference to the Company’s Report on Form 6-K filed with the SEC on June 1, 2016.

(4)	Incorporated herein by reference to Exhibit A to the Company’s Report on Form 6-K filed with the SEC on April 2, 2015.

(5)	Incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 16, 2023.

142

(6)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2015.

(7)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 22, 2016.

(8)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 23, 2017.

(9)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on April 2, 2025.

(10)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 13, 2018.

(11)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 13, 2019.

(12)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2021.

(13)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on May 2, 2022.

(14)	Incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on July 18, 2023.

(15)	Incorporated herein by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on July 18, 2023.

(16)	Incorporated herein by reference to Exhibit 10.3 to the Company’s Report on Form 6-K filed with the SEC on July 18, 2023.

(17)	Incorporated herein by reference to Exhibit 10.4 to the Company’s Report on Form 6-K filed with the SEC on July 18, 2023.

(18)	Incorporated herein by reference to Exhibit 10.5 to the Company’s Report on Form 6-K filed with the SEC on July 18, 2023.

(19)	Incorporated herein by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2025.

(20)	Incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on August 30, 2024.

(21)	Incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on October 21, 2024.

(22)	Incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on November 14, 2024.

(23)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on April 4, 2024.

*Filed herewith.

143

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALMED PHARMACEUTICALS LTD.

By:	/s/ Allen Baharaff
Allen Baharaff
President, Chief Executive Officer and Chairman

Date: March 31, 2026

144